Form 20-F
period 2000-12-31
MIND CTI LTD
filed 2001-05-09
CIK 1119083

UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                              FORM 20-F

    _  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

       X     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000
OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

or the transition period from ___________________ to _________________
Commission file number ______

                                       MIND CTI LTD.
            (Exact name of Registrant as specified in its charter
                and translation of Registrant's name into English)

                                               ISRAEL
                    (Jurisdiction of incorporation or organization)

            Industrial Park, Building #7, Yoqneam, 20692, Israel
                     (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class       Name of each exchange on which registered
None __________  ___________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act. Ordinary Shares, nominal value NIS 0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.
None_______________________________________________________________
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


 As of December 31, 2000, the Registrant had outstanding 20,556,220 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange
Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _

Indicate by check mark which financial statement item the Registrant
has elected to follow.    _ Item 17    X     Item 18

PART I
Unless the context requires otherwise, 'MIND',  ' us',  ' we'    and  'our'
refer to MIND  C.T.I. Ltd. and its subsidiaries.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

		Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

We have derived the selected consolidated statement of operations data presented below for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 from our audited consolidated financial statements and notes set forth in Item 18 of this annual report. We have derived the selected consolidated statement of operations data presented below for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. You should read the selected financial data in conjunction with Item 5 "Operating and Financial Review and Prospects."

                                   Years Ended January 31,
                      ---------------------------------------
                       1996   1997    1998     1999    2000
                      ------  -----  -------  ------  -------
                       (In thousands, except per share data)
                      ---------------------------------------
Consolidated Statement
 of Operations Data:
Revenues:
  Sales of licenses     $584  $1,500  $3,385  $6,791   $12,476
Services                 316     491     685   1,405     3,137
                      ------  ------  ------  ------   -------
Total revenues..         900   1,991   4,070   8,196    15,613
Cost of revenues         253     432     631   1,326     2,203
                      ------  ------  ------  ------   -------
Gross profit...          647   1,559   3,439   6,870    13,410
Research and development,
  expenses, net          111     397   1,049   1,927     3,795
Selling, general and
  administrative
  expenses:
    Selling expenses     225     430   1,055   2,119     4,774
    General and
     administrative
       expenses          249     353     592   1,000     1,928
                      ------  ------  ------  ------   -------
Operating income          62     379     743   1,824     2,913
Financial and other income
 (expenses), net         (20)     77      99     137     1,080
Income before taxes
 on income                42     456     842   1,961     3,993
Taxes on income           12     114     201     447       245
                      ------  ------  ------  ------   -------
Net income                30     342     641   1,514     3,748
Accretion of mandatorily
 redeemable A preferred
 shares to mandatory
 redemption value          --      --      --      --   (8,894)
Amortization of beneficial
 conversion feature of
 redeemable convertible
 preferred shares         --       `      --      --    (7,223)
                      ------  ------  ------  ------   -------
Net income (loss)
 applicable to ordinary
 shares                  $30    $342    $641  $1,514  $(12,369)
Earnings (loss) for
 ordinary share:
  Basic                $0.00   $0.03   $0.05   $0.10    $(0.73)
                      ------  ------  ------  ------   -------
  Diluted              $0.00   $0.03   $0.05   $0.10    $(0.73)
Weighted average number
 of ordinary shares
 used in computation
 of earnings (loss) per
 ordinary share:
  Basic               10,390  11,163  12,246  14,667    16,897
                      ======  ======  ======  ======    ======

  Diluted             10,426  11,200  12,283  14,984    16,897
                      ======  ======  ======  ======    ======
Dividends per
 ordinary share         $ --   $0.02   $0.01   $0.03    $ 0.12
                      ======  ======  ======  ======    ======

                                       Years Ended January 31,
                            -----------------------------------------------
                                1996      1997      1998     1999     2000
                            --------  --------  --------  -------   -------
                                               (In thousands_
Consolidated Balance Sheet Data:
Cash and cash equivalents       $  1   $    39   $   803  $ 2,646  $ 43,373
Working capital                  (67)      974     1,181     4,415   46,607
Total assets                     690     2,087     3,217     7,493   52,948
Share capital and additional
paid-in capital                   21     1,102     1,103     3,442   60,831
Total shareholders' equity
(capital deficiency)              98     1,257     1,760     5,220   48,227

     B.     Capitalization and Indebtedness
              Not applicable.

     C.     Reasons for the Offer and Use of Proceeds
              Not applicable.

      D.     Risk Factors

     We bel?eve that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

     Risks Relating to Our Business

     The slow down in expenditures by telecommunications service providers could have a material adverse effect on our results of operations.

       The recent deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000.
Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications As a result, our revenues for the quarter ended March 31, 2001 were telecommunications-related expenditures will continue. A decline in capital expenditures may reduce our sales and could result in pressure on the price of our products, both of which would have a material adverse effect on our operating results.

     We have a limited operating history as a provider of billing and customer care software. As a result, it is difficult to evaluate our business and prospects.

     We first introduced our billing and customer care software for IP telephony in 1997. Until 1999, substantially all of our revenues were derived from sales of our call management software for enterprises. Sales of our billing and customer care software and related services accounted for 43% of our revenues in 1999 and 78% of our revenues in 2000. This product represents the strategic focus of our business. Because we have a limited operating history as a provider of billing and customer care software, it is difficult to evaluate our business and prospects.

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

     - the timing of orders for our software. Customers typically order our billing and customer care software only after other vendors have provided the infrastructure of their network. There can be delays in that process. It is therefore difficult for us to predict the timing of orders for our products by customers;

     - the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

     - changes in our pricing policies or competitive pricing by our competitors;

      - the timing of releases of new products by manufacturers of telecommunications equipment with which our billing and customer care software operates; and the timing of product introductions by competitors.

      In future quarters, our operating results may be below the expectations of public market analysts and investors, and as a result, the price of our ordinary shares may fall. For example, our operating results for the quarter ended March 31, 2001 were below expectations and the announcement of our revised expectations resulted in a drop in the price of our ordinary shares.

     If the demand for Voice over IP and additional IP-based services does not continue to grow, the demand for our billing and customer care software would diminish substantially.

      Sales of our billing and customer care software and related services for Voice over IP and additional IP-based services accounted for 43% of our revenues in 1999 and 78% of our revenues in 2000. As a result, our business depends on the continued growth in demand for Voice over IP and additional IP-based services. Rapid growth in the demand for voice over IP services is a recent phenomenon that may not continue. If growth in the demand for Voice over IP does not continue, we will face substantially diminished demand for our billing and customer care software. The failure of the Voice over IP market to continue to grow and develop will have a material and adverse impact on our results of operations and financial condition.

     In addition, we offer billing and customer care software to providers of additional IP-based services. The demand for these other IP-based services is at a very early stage. We cannot be sure that the market for these services will grow. In addition, there may never be significant demand for specialized billing and customer care software for providers of these other IP-based services. This would limit the potential growth of our revenues.

     We have no operating history as a provider of billing and customer care software for traditional wireline and wireless operators. As a result, it is difficult to evaluate our business in this market.

     Until March, 2001, our billing and customer care software was implemented for Voice over IP and additional IP-based services only. Following our acquisition of Verabill, we plan to offer billing and customer care software to operators of traditional wireline and wireless telephony worldwide. We intend to invest in research and development and in marketing in order to offer enhanced software for this market. We cannot be sure that our software will achieve acceptance in this market segment. In addition, there may never be significant demand for new billing and customer care software for providers of traditional services.

     If our products fail to achieve widespread market acceptance, our results of operations will be harmed.

     Our future growth depends on the continued commercial acceptance and success of our products. We first introduced our billing and customer care software for Voice over IP in 1997. Accordingly, we cannot be sure that our products will achieve widespread market acceptance. In addition, the market for billing and customer care software products for Voice over IP, as well as other IP-based services, is in the early stages of development. As a result, our future performance will depend on the successful development, introduction and consumer acceptance of new and enhanced versions of our products. We are not certain that we will be able to develop new and enhanced products to meet changing market needs. If our new and enhanced products are not well received in the marketplace, our business and results of operations will be harmed. We cannot assure you that we will be successful in developing and marketing new products.

     We depend on our marketing alliances and reseller arrangements with manufacturers of IP telecommunications equipment to market our products. If we re unable to maintain our existing marketing alliances, or enter into new alliances, our revenues and income will decline.

     We rely heavily on our marketing alliances and reseller arrangements with major manufacturers of IP telecommunications equipment, including Cisco, Clarent, Lucent and VocalTec to market our products to the customers of these entities. Our marketing alliances and reseller arrangements with these parties are nonexclusive and do not contain minimum sales or marketing performance requirements. In some instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Our marketing allies and resellers also work with some of our competitors, and have invested in these competing companies. For example, Cisco Systems Inc. has invested in Portal Software Inc., one of our competitors.

Moreover, our marketing allies and resellers may develop their own internal billing and customer care software products that compete with ours and sell them as part of their equipment. We derive, and anticipate that we will continue to derive, a significant portion of our revenues from customers that have relationships with our marketing allies and resellers. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers develop their own competing billing and customer care software products, our revenues and income will decline.

    If our software does not continue to integrate and operate successfully ith the IP telecommunications equipment of the leading manufacturers, we may be unable to maintain our existing customer base and/or generate new sales.

     The success of our software depends upon the continued successful integration and operation of our software with the IP telecommunications equipment of the leading manufacturers. We currently target a customer base that uses a wide variety of network infrastructure equipment and software platforms, which are constantly changing. In order to succeed, we must continually modify our software as new IP telecommunications equipment is introduced. If our product line fails to satisfy these demanding and rapidly hanging technological challenges, our existing customers will be dissatisfied. As a result, we may be unable to generate future sales and our business will be materially adversely affected.

          If we fail to attract and retain qualified personnel we will not be able to implement our business strategy or operate our business effectively.

     Our products require sophisticated research and development, sales and marketing, software programming, and technical customer support. Our depends on our ability to attract, train, motivate and retain highly skilled personnel within each of these areas of expertise. As part of our business strategy, we intend to continue to increase the number of our employees who perform each of these functions. Qualified personnel in these areas are in great demand and are likely to remain a limited resource for the foreseeable future. We cannot assure you that we will be able to attract and retain the skilled employees we require. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition.

     We depend on a limited number of key personnel who would be difficult. replace If we lose the services of these individuals, our business will be harmed.

          Because our market is new and evolving, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of Monica Eisinger, our President and Chief Executive Officer and one of our founders, and other members of senior management. Because the demand for highly qualified senior personnel in Israel exceeds the supply of this type of personnel, it will be difficult to replace members of our senior management if one or more of them were to leave us.
If either Ms. Eisinger or other members of the senior management team are unable or unwilling to continue their employment with our company, our business will be harmed.

     Our success depends on our ability to continually develop and market new and more technologically advanced products and enhancements.

     The IP-based services market is characterized by:

     - rapid technological advances like the development of new standards for communications protocols;

     - frequent new service offerings and enhancements by our customers, such as value-added IP-based services and new rating plans; and

     -     changing customer needs.

     We believe that our future success will largely depend upon our ability to continue to enhance our existing products and successfully develop and market new products on a cost-effective and timely basis. We cannot assure you that we will be successful in developing and marketing new products that respond adequately to technological change. Our failure to do so would have a material adverse effect on our ability to market our own products.

     The growth of our business is dependent on the continuation of a favorable regulatory environment, and any change in this environment could harm our business.

     Federal, state and international regulatory bodies regulate the telecommunications industry and the products that use telecommunications networks. Over the past decade, a variety of new entrants have begun to provide telecommunications services and, in particular, Voice over IP services, intensifying competition in that industry. Future growth in the markets for our products and services will depend in part on the continuation of a favorable regulatory environment for Voice over IP services. However, the growth of Voice over IP has also led to close examination of its regulatory treatment in many jurisdictions. The provision of Voice over IP services is subject to change as a result of future regulatory action, judicial decisions or legislation. The cost of providing Voice over IP services could increase as a result of any regulatory changes that would require providers to pay charges applicable to traditional telephone networks. Any new regulations that increase the cost of providing Voice over IP services could halt the growth of the Voice over IP market. As a result, the market for our billing and customer care software could decline.

     Any future regulation of the Internet may slow its growth and result in a decreased demand for our products and services.

     The demand for our products and services depends on the growth in Internet usage since Voice over IP and other IP-based services are delivered mainly over the Internet. The adoption of any laws or regulations that affect the growth of the Internet, or the Voice over IP industry, could result in decreased demand for our products.

     From time to time, our software and the systems into which it is installed contain undetected errors. This may cause us to experience a significant decrease in market acceptance and use of our software products and we may subject to warranty and other liability.


     From time to time, our software, as well as the systems into which they are integrated, contain undetected errors. Because of this integration, it can be difficult to determine the source of the errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:

     - diversion of our resources and the attention of our personnel from our research and development efforts to address these errors;

     - negative publicity and injury to our reputation that may result in loss of existing or future customers; and/or

     -     loss of or delay in revenue.

     In addition, we may be subject to claims based on errors in our software or mistakes in performing our services. Our licenses generally contain provisions such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages, designed to limit our exposure to potential claims. However, not all of our contracts contain these provisions and we cannot assure you that the provisions that exist will be enforceable.
For example, we have an agreement with Cisco relating to our provision of billing and customer care software to China Unicom jointly with voice gateways provided by Cisco. This agreement requires us to indemnify Cisco for claims by China Unicom relating to our software. In addition, while we maintain product liability insurance, we cannot assure you that this insurance will provide sufficient, or any, coverage for these claims. A product liability claim, whether or not successful, could adversely affect our business by damaging our reputation, increasing our costs, and diverting the attention of our management team.

     If our billing and customer care software for Voice over IP fails to achieve market acceptance among traditional telecommunications service providers, we may suffer a decrease in market share, revenues and profitability.

     We believe that as the demand for Voice over IP services grow, traditional telecommunications service providers will increasingly offer Voice over IP to remain competitive and these providers will constitute a growing portion of the

Voice over IP market. These companies already have relationships with traditional billing and customer care software providers for their telephony services, and may wish to work with their current providers of billing and customer care software to enhance and modify that software for Voice over IP services. If our billing and customer care software for Voice over IP fails to achieve market acceptance among traditional telecommunications service providers, we may suffer a decrease in market share, revenues and profitability.

     Because some of our customers require a lengthy approval process before they order our products, our sales process is often subject to delays that may decrease our revenues and seriously harm our business.

     In 2000, we derived 78% of our revenues from the sale of software and related services to providers of Voice over IP services. Before we can sell our software to some of these customers, they must conduct a lengthy and complex approval and purchase process. Prospective customers must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. This evaluation process, which takes place before our customers issue purchase orders, typically takes between three and six months.

The following factors, among others, affect the length of the approval process:

     - the time involved for our customers to determine and announce their specifications;

     -     the complexity of the networks being deployed;

     - the timely delivery by IP telecommunications equipment manufacturers of the hardware comprising the customer's network infrastructure;

     -     the build-up of the customer's network infrastructure; and

     - the timely release of new versions of products comprising the customer's network infrastructure by the vendors of those products.

     Delays in product approval may decrease our revenues and could seriously harm our business and results of operations.

     We may need additional capital to finance our operations in the future and may not be able to obtain additional capital.

     We intend to continue to enhance our products, develop new product offerings and expand our customer base in order to maintain our competitive position. If our cash flow from operations is not sufficient to meet our capital expenditure and working capital requirements, we will need to raise additional capital from other sources, such as the issuance of additional equity. If we issue additional equity, investors could experience dilution. If we are unable to raise additional capital through the issuance of equity or otherwise, we cannot assure you that any third party will be willing or able to provide additional capital on favorable terms. If we are unable to obtain additional capital, we may be required to reduce the scope of our business or our anticipated growth, which would reduce our revenues.

      If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

      Competition in our industry is intense and we expect competition to increase. We compete primarily with young, emerging billing companies such as Portal Software Inc. and Digiquant. We also compete with telecommunications equipment companies such as Clarent Corporation, which offers an internally developed billing that is integrated into their hardware. Finally, we believe that the more established traditional billing and customer care companies, such as Amdocs Ltd. and ADC Telecommunications Inc., are beginning to offer billing and customer care software for Voice over IP.

     Some of our competitors have greater financial, technical, sales, marketing and other resources, and greater name recognition than do we. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressures will not harm our financial results.

     If we are unable to manage future expansion, if any, we may experience a significant strain on our financial resources and personnel.

     Since inception, we have rapidly and substantially increased the scope of our operations and the number of employees domestically and internationally. On December 31, 2000, we had 183 employees compared to a total of 122 employees on December 31, 1999. This expansion has placed, and any possible growth of our future operations will place, a significant strain on our internal training capabilities, our management systems and our operational, administrative and financial resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures in order to continue to expand and manage our workforce. We cannot assure you that we have made adequate provisions for the costs and risks associated with our growth; that our systems, procedures or controls will be adequate to support our operations as they continue to grow; or that we will be able to market and sell our services successfully as our operations evolve. If we are unable to successfully manage our future expansion, our business will suffer.

     We may seek to expand our business through acquisitions that could result in diversion of resources and extra expenses, which could disrupt our business and harm our financial condition.

     We may pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. For example, in March 2001 we acquired the Verabill product line for wireless carriers for $1 million. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management's attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, re-sellers and marketing allies. Future acquisitions could result in:

     -     potentially dilutive issuances of equity securities;

     -     the incurrence of debt and contingent liabilities;

     -     amortization of goodwill and other tangibles;

     -     research and development write-offs; and

     -     other acquisition-related expenses.

     Acquired businesses or joint ventures may not be successfully integrated with our operations or with our technology. If any acquisition or joint venture were to occur, we may not receive the intended benefits of the acquisition or joint venture. In addition, we have limited experience with respect to negotiating an acquisition and operating an acquired business. If future acquisitions disrupt our operations, our business may suffer.

     If we are unable to adequately protect our intellectual property or become subject to a claim of infringement, our business may be materially adversely affected.

     Our success and ability to compete depend substantially upon our internally developed technology. Any misappropriation of our technology could seriously harm our business. In order to protect our technology and products, we rely on a combination of trade secret and trademark law. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our software or technology or to develop software with the same functionality. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent misappropriation, particularly in foreign countries where the laws may not protect our intellectual property rights as fully as in the United States.

     Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the Voice over IP industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or court order that could prevent us from selling our software. Any of these events could seriously harm our business.

     If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms or on any terms. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other right or to develop non-infringing technology could prevent us from selling our software and could therefore seriously harm our business.

     Some members of our board of directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner adverse to us.

      Mr. Mohan, a member of our board of directors, is a general partner of Summit Partners and a director of Martin and Associates, a company partially owned by Summit Partners. Martin and Associates is a provider of billing and customer care software for local telephony providers, and might compete with us in the future. In addition, Mr. Rosen, who is also a member of our board of directors, is a corporate executive of ADC Telecommunications Inc. ADC Telecommunications acquired Saville Systems plc, one of our competitors. Mr. Mohan and Mr. Rosen, as directors of our company, will have fiduciary duties, including duties of loyalty, to our company but may also have conflicts of interest with respect to matters potentially involving or affecting us, such as acquisitions or other corporate opportunities that may be suitable for both us and Summit Partners, Martin and Associates or ADC Telecommunications, as the case may be. Although we believe that these directors will be able to fulfill their fiduciary duties to our shareholders despite their involvement with Summit Partners and ADC Telecommunications, there could be potential conflicts of interest when these directors are faced with decisions that could have different implications for our company and either Summit Partners or ADC Telecommunications. These conflicts could be resolved in a manner adverse to us which could harm our business. For more information relating to how we handle conflicts of interest, see Item 6 'Directors, Senior Management and Employees' Approval of Specified Related Party Transactions under Israeli Law.'

     Because a substantial majority of our revenues are generated outside of Israel, our results of operations could suffer if we are unable to manage international operations effectively.

     During 2000, approximately 90% of our revenues were generated outside of Israel. Our sales outside of Israel are made in more than 20 countries. We currently have sales offices or sales forces located in New Jersey, United States, Beijing, China, Tokyo, Japan and the Netherlands. We plan to establish additional facilities in other parts of the world. In addition, we have an R&D and support center in Jassy, Romania. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including

-     staffing and managing foreign operations

-     increased risk of collection;

-     potentially adverse tax consequences;

- the burden of compliance with a wide variety of foreign laws and regulations;

-     burdens that may be imposed by tariffs and other trade barriers; and

-     political and economic instability.

     Our business may be negatively affected by exchange rate fluctuations. Although most of our revenues are denominated in U.S. dollars and Euros, approximately 60% of our expenses are incurred in New Israeli Shekels, or NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, devaluation in the Euro or local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations. The imposition of price or exchange controls or other restrictions on the conversion of foreign currencies could affect our ability to collect payments, which in turn, could have a material adverse effect on our results of operations and financial condition.

     Breaches in the security of the data collected by our systems could adversely affect our reputation and hurt our business.

     Customers rely on third-party security features to protect due privacy and integrity of customer data. Our products may be vulnerable to breaches in security due to failures in the security mechanisms, the operating system, the hardware platform or the networks linked to the platform. MIND-iPhonEX, which provides web access to information, presents additional security issues for our customers. Security vulnerabilities could jeopardize the security of information stored in and transmitted through the computer systems of our customers. A party that is able to circumvent our security mechanisms could misappropriate proprietary information or cause interruptions in the operations of our customers. Security breaches could damage our reputation and product acceptance would be significantly harmed, which would cause our business to suffer.

     Risks Relating to the Market for our Ordinary Shares

     Our share price has fluctuated and could continue to fluctuate significantly. The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has decreased significantly since our initial public offering in August 2000. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

     - fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

     - shortfalls in our operating results from the levels forecast by securities analysts;

     -     public announcements concerning us or our competitors;

     -     changes in pricing policies by us or our competitors;

     -     market conditions in our industry; and

     - the general state of the securities market (particularly the technology sector).

     We have no control over any of these matters and any of them may adversely affect our business internationally. In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular has been subjected to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

     Substantial sales of our ordinary shares could adversely affect our share price.

     Sales of a substantial number of ordinary shares could adversely affect the market price of our ordinary shares by introducing a large number of sellers to the market. Given the likely volatility that exists for our ordinary shares, such sales could cause the market price of the ordinary shares to decline.


     As of March 31, 2001, we had outstanding 20,566,220 ordinary shares. All of the ordinary shares sold in our initial public offering in August 2000 are freely tradable without restriction or further registration under the federal securities laws unless purchased by our 'affiliates,' as that term is defined in Rule 144 under the Securities Act. 1 The remaining outstanding ordinary shares, representing approximately 83.2% of the outstanding ordinary shares as of

March 31, 2001 are 'restricted securities' under the Securities Act subject to restrictions on the timing, manner and volume of sales of such shares.

     Holders of 16,341,820 ordinary shares have the right to require us to register their shares on two occasions, and have incidental registration rights with respect to those ordinary shares. In addition, as of March 31, 2001 there were outstanding options to purchase a total of 1,988,120 ordinary shares (of which 322,400 were vested as of March 31, 2001) and we were authorized to grant options to purchase 319,880 additional ordinary shares. We have filed a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

     Some of our shareholders continue to be able to control the outcome of matters requiring shareholder approval.

     As of March 31, 2001, Monica Eisinger, Lior Salansky, ADC Telecommunications Israel Ltd. and Summit Partners and its affiliates beneficially own an aggregate of 16,033,740 ordinary shares representing approximately 78.0% of the ordinary shares outstanding and 77.2% of the voting shares. These shareholders, if they vote together, are able to control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. This concentration of ownership may adversely affect our share price.

     Risks Relating to Our Location in Israel

     Potential political, economic and military instability in Israel may harm our results of operations.

     We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed. Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. We cannot predict whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. The peace process between Israel and the Palestinian Authority has seriously deteriorated due to the recent increased violence between Israelis and Palestinians. Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. This boycott and policies may seriously harm our operating results or the expansion of our business. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians and the recent change in the political situation as a result of the election of Ariel Sharon as Israel's new prime minister. The current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

     We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

     We receive tax benefits under Israeli law for capital investments that are designated as 'Approved Enterprises.' To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. These tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The termination or reduction of these tax benefits could seriously harm our business, financial condition and results of operations. For more information about Approved Enterprises, see Item 10 'Additional Information - Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 6 to our financial statements contained in Item 18.

     Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

     We have received grants in the past from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the office of the Chief Scientist up to 300% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Approval is not required for the export of any products resulting from the funded technology.

     Our results of operations may be negatively affected by the obligation of some of our key personnel to perform military service.

    Some of our executive officers and employees in Israel, including the Chief Financial Officer, are obligated to perform up to 36 days of military reserve duty annually. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption in our operations would harm our business.

     It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities laws claims in Israel.

     We are incorporated in the State of Israel. Substantially all of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. We have been informed by our legal counsel in Israel that original actions may not be instituted in Israel to enforce civil liabilities under the Securities Act and the Exchange Act. However, Israeli courts are authorized to enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter provided that:

     - the application for enforcement was filed within five years after the judgment;

     - adequate serve of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

     - the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     - the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

     - the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

     - an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the United States court; and

     - the U.S. court is not prohibited by law from enforcing judgments of Israel courts.Therefore, it may be difficult for a shareholder, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States.

      Provisions of Israeli law and our articles of association may delay, prevent or make difficult a change of control and therefore may depress the price of our stock.

     Some of the provisions of our articles of association and Israeli law could, together or separately:

     -    discourage potential acquisition proposals;

     -    delay or prevent a change in control; and

     - limit the price that investors might be willing to pay in the future for our ordinary shares.

     In particular, our articles of association provide that our board of directors will be divided into three classes that serve staggered three-year terms. In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See Item 10 'Additional Information - Mergers and Acquisitions under Israeli Law.' Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder's shares two years following the exchange and on the balance of the shares four years thereafter even if the shareholder has not yet sold the new shares. Finally, the terms of the grants we received in the past from the Office of the Chief Scientist require prior approval of the acquisition of any shares by a non-Israeli acquirer or the acquisition of 25% of our shares by an Israeli acquirer, excluding the shares listed on Nasdaq.
Item 4.	     Information on the Company
A.     History and Development of the Company.
General
     MIND C.T.I. Ltd. was incorporated on April 6,1995 as a company with limited liability under the laws of the State of Israel. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 20692, Israel. Our telephone number is 1-888-270-4056. Our agent in the United
States is MIND C.T.I. Inc. and its principal offices are located at 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604.

Developments since January 1, 2000

     We completed our initial public offering on August 8, 2000. In this offering, we sold 3,450,000 of our ordinary shares at a price of $10.00 per share. We realized net proceeds of $29.9 million from this offering.
     In late 2000 we began offering billing and customer care for multiple IP services, including content, data, web hosting, unified messaging and dial-up services.
     On March 25, 2001, MIND acquired from Veramark Technologies Inc. all the rights for the VeraBill product line, a mediation, provisioning and billing solution for wireline and wireless mid-size carriers, for $1 million.

      Following the Verabill acquisition, we plan to offer billing and customer care software to operators of traditional wireline and wireless telephony world wide. We intend to invest in research and development and in marketing in order to offer enhanced solutions for this market.

B.     Business Overview

Overview

     We develop, manufacture and market real-time billing and customer care software for multiple IP-based services, including Voice over IP, data, content, web hosting, unified messaging and dial-up services. We expect that our software will also support other services that may be offered in the future by operators over the IP infrastructure. The basic difference between billing for these services is the method of rating (calculating the cost) of each service. For example, voice is rated by duration and destination, data is rated either by packets or by bytes, and content is rated by its nature.
     Voice over IP, also known as Internet telephony, is the real-time transmission of voice communications over the public Internet and private networks based on Internet Protocol, commonly known as IP. Internet Protocol is the process by which data is transmitted from one computer to another on the Internet. Our billing and customer care software, known as MIND-iPhonEX, enables providers of multiple IP-based services to meet complex, mission-critical billing and customer care needs. MIND-iPhonEX is scalable, which means that it is easily adapted to changes in the size and configuration of a service provider's network. It operates on the IP telecommunications equipment of major manufacturers, such as Cisco Systems Inc. and Lucent Technologies Inc. We also provide professional services, primarily to our billing and customer care customers, consisting of customization, installation, customer support, training and maintenance services and project management. Our professional services include advice to our customers regarding the deployment of billing and customer care software over their IP networks, consisting of consulting services relating to our customers' IP networks in order to deploy billing and customer care software. We have installed MIND-iPhonEX for a large base of customers worldwide, including:

      - Traditional telecommunications service providers that also offer Voice over IP telephony, such as Verizon, Sovintel, China Ministry of Post and Telecommunication China Telecom), and China United Telecommunications Corp. (China Unicom);

      - Internet telephony service providers that primarily offer Voice over IP services and do not offer traditional telephone services, including, among others, Webway Communications Holdings Inc., Teltran International, NewWave Communications and Capcom International; and

     - Internet service providers that also provide Voice over IP services, such as Exonet Communications SA and NetOne SA.

     In addition to our billing and customer care software, we offer two call management systems used by organizations for call accounting, traffic analysis and fraud detection. Our enterprise software which we call PhonEX, has been installed in many locations throughout the world for customers including Credit Suisse First Boston, Deutsche Post and ST Microelectronics. Our other enterprise software which we call MEIPS, is a new product directed at the same market segment where IP switches are implemented.

      We believe that as providers of multiple IP-based services expand their offerings, they will need billing and customer care software that allows them to monitor and bill their customers based on type and content of the services provided. We have developed and have begun providing billing and customer care software to meet this need to track and account for a variety of IP-based services, including, cable television, Internet dial-up services, IP messaging and other similar services.

Our Market Opportunity

     Voice Over IP Industry Background

     Traditional telephone communications are transmitted through networks based on circuit switching technology that requires an open connection to be established and maintained between calling parties for the entire path and duration of a call. Voice over IP is transmitted through the public Internet and private networks based on Internet Protocol that were initially developed for transmitting data, such as e-mail. These networks do not require an open circuit for the entire path or duration of the transmission. In a network using IP technology, the data is divided into compressed packets that are sent to a final destination where they are reassembled back to their original order. In this type of network, multiple streams of information can travel through different paths in the network, allowing a more efficient use of the network.

      In recent years, the improvements in the technologies used in IP networks have led to an increase in the use of this type of network to transmit both voice and data over what are known as convergent networks. The Voice over IP market has emerged from these technological advances.

     Voice over IP offers a number of advantages to subscribers over traditional telephony. Providers of Voice over IP services can offer their subscribers enhanced voice and data communications services and applications, such as:

     - unified messaging services permitting single source retrieval of voice mail, e-mail and faxes through the Internet or by phone or any other Internet-capable devices;

     - personal computer-to-phone services allowing subscribers to place personal computer and speak to a party who uses a standard telephone; and

     - web-based services that allow a live voice connection from any web site to any regular telephone over the Internet while continuing to view the web-site.

     In addition, Voice over IP service providers typically enjoy lower capital costs because the infrastructure for networks based on Internet Protocol is less expensive than that for traditional telecommunications networks. To date, typically Voice over IP providers bypass the international settlement process, which represents a significant portion of international long distance tariffs. As a result, Voice over IP service providers are able to offer their customers lower rates for telephony services.

     IP-Based Services Industry Background

     IP is establishing itself as the infrastructure of choice for voice, data and video content transmission. Content is compressed into electronic data packets that are transmitted individually to the final destination. Each packet can follow a different route as each packet contains the IP address of its destination. Upon arrival, the content is decompressed and reconstituted into its original format. Packet-based transmission optimizes a network's capacity by utilizing spectrum only during the actual transmission. As data networks are not regulated and distance is irrelevant, IP networks represent a cost-efficient infrastructure for telecommunication carriers.
Our business opportunity in IP services billing and customer care is derived from:

     - Our existing customers that deployed IP networks to offer Voice over IP services and are now expanding their offerings to additional IP services.

     - Emerging service providers such as application services providers, or ASPs, and integrated communication providers, or ICPs, and others that require new billing solutions to accommodate their complex business models.

     - Traditional telecommunications service providers, internet service providers, or ISPs, and wireless and cable operators that are expanding and migrating their existing infrastructure to IP, require new billing solutions.

Billing and Customer Care Industry

     Billing and customer care software is among the key components of any telephony service provider's systems because they enable the service provider to track and bill for usage, manage revenues and customer relations and devise marketing programs and rate plans. In today's intensely competitive telecommunications market, sophisticated billing and customer care software can provide a competitive advantage as service providers attempt to differentiate themselves by providing superior features, like cross-discounting and a single bill for multiple services. As service providers broaden their service offerings to include multiple IP-based services, the demand for more sophisticated billing and customer care software suitable for these services, is growing. We believe that as providers of IP-based services continue to expand their service offerings, they will increasingly need products that allow them to monitor and bill their subscribers based on the type and content of services provided. As a result, we believe that this trend will increase the demand for sophisticated billing and customer care products for what is known as convergent billing.

     Many existing billing and customer care software products do not meet the demands of the increasingly competitive and dynamic environment of multiple IP-based services. Traditional billing systems are typically designed to support a particular type of service provider--for instance, either wireline or wireless - and a specific size of network. As a result, these billing systems require time and expense to accommodate a growing subscriber base or new products and features. Traditional billing systems are also generally unable to efficiently support multiple services or convergent networks. In addition, traditional billing systems are typically limited to periodic or "batch-oriented" processing, and cannot provide the real-time processing typically required by providers of IP-based services.

     Providers of multiple IP-based services typically require billing and customer care products that can handle authentication, authorization and accounting needs in real-time in order to determine the types of services to which the subscriber is entitled, as well as any applicable limits to the availability of the services. This real-time functionality is particularly important for pre-paid billing plans. Finally, billing and customer care software products need to be capable of being easily adaptable to changes in the size and configuration of a Voice over IP provider's system, or scalable, to enable rapid growth in subscriber base, and to permit easy adaptation to emerging products and services.

Our Solution

     We develop, market and support real-time, scalable billing and customer care software for providers of multiple IP-based services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. We have installed MIND-iPhonEX for a large base of customers, with over 100 installations worldwide. Our billing and customer care software provides our customers with the following benefits:

     - Real-Time Solution. IP services providers require a system that enables caller authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that MIND-iPhonEX is one of the few billing and customer care products designed for IP services that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support multiple services and time zones and multi-currency billing.

     - Scalability. MIND-iPhonEX is designed to be easily adapted to changes in the size and configuration of a service provider's network. Our products can permit the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. This scalability of our software is important since many IP service providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users. Our software was upgraded to five million in November 1999, and 20 million users in June 2000. Increases in the potential number of users have been, and future increases will be, accomplished without the need to modify or replace our installed software.

     - Interoperability. Currently, there are no industry-accepted standards for the interface between IP telecommunications equipment and IP billing products. Our IP billing system is fully interoperable with the IP telecommunications equipment of most of the leading manufacturers, including Cisco, Lucent, Netspeak, Clarent and VocalTec, for Voice over IP and data services. This interoperability provides us with a competitive advantage, as it enables our customers to use networks composed of equipment manufactured by multiple vendors. It also allows providers to upgrade an existing network with new and different equipment without changing their billing and customer care products.

      - Improved Time to Market. MIND-iPhonEX is a modular, extensible software product based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition, due to its adaptable design, MIND-iPhonEX can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

     Our objective is to be a leader in the market for billing and customer care software for multiple IP-based services as the market for these products grows. The key elements of our strategy include:

     - Leverage our brand name recognition and technical expertise. We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We have installed MIND-iPhonEX for a large customer base, including Verizon, China United Telecommunications Corp. (China Unicom), Exonet Communications SA, China Ministry of Post and Telecommunications (China Telecom), Red Cube Ipirion Inc and Contactica Limited (Kiwwi). We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. We intend to leverage our reputation, brand name recognition and expertise to be a leader in the market for billing and customer care software for multiple IP-based services.

     - Enhance alliances with industry leaders. We have established cooperative relationships with leading manufacturers of IP telecommunications equipment such as Cisco, Lucent, Netspeak, Clarent and VocalTec. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence.

     - Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the Voice over IP industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets.

     - Offer convergent IP billing products. As providers of IP-based services continue to broaden their service offerings, we believe that they will increasingly need billing and customer care products to monitor and bill their customers based on the type and content of the services provided. For example, instead of the flat fee for access pricing model, Internet service providers may want to bill subscribers based on the type and content of the services used. We intend to leverage our position in the market for billing and customer care software for Voice over IP and our technological expertise to be a leading provider of convergent billing products.

    - Expand professional services opportunities. As IP-based service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services are expected to increase as a percentage of our revenues.

Our Products and Services

     Billing and Customer Care Products for Multiple IP Services

     MIND-iPhonEX is a real-time, fully scalable billing and customer care product for Voice, data and content IP service providers that meets their mission-critical needs and is interoperable with the IP telecommunications equipment of major manufacturers. MIND-iPhonEX was among the recipients of several industry awards, including Communications Solutions 1999 and 2000 Product of the Year, Internet Telephony 1998 and 1999 Product of the Year, the Best of the CTI Expo in 1999 and Product of the Year 2000 - CASP Magazine (Communications ASP).

     Our highly functional and adaptable product enables our customers to quickly deploy IP networks and to rapidly grow and add new services. MIND-iPhonEX supports both prepaid billing plans, in which customers pre-pay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of MIND-iPhonEX are as follows:

    - Provisioning. Provisioning involves setting up the ability of a subscriber to use IP services. MIND-iPhonEX enables subscribers to register for service quickly and efficiently. The registration process collects the data needed to connect and bill the subscriber for service. Once the data is collected and verified, MIND-iPhonEX creates customer accounts and activates the services in real-time. MIND-iPhonEX features web-enabled registration and payment applications so that customers may register online for the service and start using it immediately. It also allows subscribers to charge their credit cards online and to recharge pre-paid calling cards that have reached their limit.

     - Authentication. MIND-iPhonEX authenticates subscribers who dial into the network to use the service. Authentication is based on a number of methods, including user codes, passwords and caller line identification. The identification information is passed to the MIND-iPhonEX system, where the subscriber is authenticated and then permitted to use the service.

     -    Authorization.  The MIND-iPhonEX system authorizes a particular usage by:

    - reviewing the destination of a call to determine whether a call to this destination is permitted or reviewing the amount of data and the type of content to determine whether the data session is permitted;

      - reviewing the amount of money remaining on the subscriber's prepaid card and prerating the call or data session that the subscriber desires to make, using the rating engine described below; or

 - reviewing the balance of a credit limit of a pre-paid plan and calculating the resulting cut off time, if any, of the call or data session .

 Based on this data, MIND-iPhonEX authorizes the desired session, either for an unlimited or a limited time, and will automatically inform the network to cut-
off the session if the limit is reached.

     - Accounting. When each call is completed, MIND-iPhonEX uses the rating engine described below to determine the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the call detail records are stored on the MIND-iPhonEX system for invoicing and reporting.

      - Interconnect Billing. The networks operated by our customers are typically interconnected with the networks of other telecommunications service providers. Interconnecting providers need to charge other providers for carrying each other's services over their networks. MIND-iPhonEX generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers.

     - Multiple Services and Products. MIND-iPhonEX allows service providers to provide to their customers services such as Web access, Web hosting, e-mail and unified messaging, accounts hosting, application hosting, domain registration, e-learning, e-commerce, voice and fax over IP, e-gaming, Web TV, and Virtual Private Networks. Service providers need the ability to bundle groups of services into tailor-made packages for which they can offer special rates, discounts, and promotions. There are different classes of customers with respect to the availability, bandwith, and quality of service requirements for these services. MIND-iPhonEX offers an easy way to define these services, combine them into products, and rate each service and product differently.

     - Rating Engine. MIND-iPhonEX offers a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for individual customers and for different customer groups, different rates for different types of data transferred, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. MIND-iPhonEX also allows international service providers to define rates in different currencies using the product's multi-currency and multi-time zone functionality.

     - Support for Customer Relationship Management. The Customer Relationship Journal is a feature of the MIND-iPhonEX that enables service providers to keep track of all subscriber-related events, including subscriber inquiries, payments and customer information updates. The Journal also stores a history of all interactions between the service provider and the subscriber. This tool helps the service provider identify valued customers and build positive customer relationships.

     - Subscriber web interface. MIND-iPhonEX has a user friendly subscriber web interface that allows subscribers to resolve billing inquiries themselves. Individual customers can obtain real time information about their account, including details of calls made that have not yet been invoiced, like the time, destination, length and cost of each call. The subscriber can also browse invoices, call details and payment history records. This feature is convenient for subscribers and efficient for service providers as it reduces service costs.

     - Customer Support Representative web interface. MIND-iPhonEX has a user friendly customer support representative web interface that allows operators of the system to perform customer care from any location. The Customer Support Representative web interface is an extension of the management capabilities of the service provider's system. This feature is of particular significance to service providers who have remote operations centers and are required to provide local support of their system in more than one location.

     - Call Management and Traffic Analysis Reports. MIND-iPhonEX's Call Management and Traffic Analysis features allow service providers to generate reports and graphic analyses of usage activity. These reports contain information regarding peak hours, usage loads to different destinations, the number of sessions per minute for a specific gateway or group of gateways, the duration of sessions and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks.

     - Fraud Detection. MIND-iPhonEX contains a fraud detection tool that enables detection of 'stolen' calls and telephone misuse. MIND-iPhonEX Guard detects, locates and warns of any suspicious activity by activating alarms in real-time. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, MIND-iPhonEX Guard
activates an alarm at four different alarm levels.   Different actions may be
implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms.

     Professional Services

     We provide professional services to our customers, consisting primarily of project management, customization, installations, customer support, training and maintenance services. As IP-based service offerings become more complex, more customers require customization services to add specialized features to their systems. We typically incorporate additional or specialized features developed for a particular customer into future versions of our products. In order to meet the needs of our customers, we created a new professional services division that has grown from 8 employees on January 1, 2000 to 45 employees on December 31, 2000.

     Enterprise Software

     Our enterprise product, known as PhonEX, is used by corporations for call accounting, traffic analysis and fraud detection. PhonEX is a call management system that collects, records and stores all call information in a customized database. The system:
- allows customers to generate near real-time reports on the enterprise's telephone use;

- produces sophisticated reports and graphics for easy and effective analysis of call activity; and

- allows customers to allocate telephone expenses to specific departments, individual clients or projects.

     These functions allow organizations to more effectively manage their telecommunications resources. PhonEX is easy to install and configure, user-friendly and compatible with any switchboard system. PhonEX also performs call management and traffic analysis as well as fraud management in the same manner as MIND-iPhonEX. In addition, PhonEX is a multi-lingual and multi-currency system, which means that reports can be generated in any currency defined in the system, or in two currencies simultaneously.

     Manufacturers of IP telecommunications equipment have begun to develop and market Voice over IP systems for enterprises. Our new enterprise solution, known as MEIPS, is used to provide call accounting, traffic analysis and fraud detection for enterprises that use IP telephony. MEIPS provides substantially the same features as PhonEX. We intend to further develop and market this product as the emerging market for Voice over IP systems for enterprises grows.

Technology

     MIND-iPhonEX has an open architecture, which was developed using industry standards-based application programming interfaces that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that supports a distributed environment. Our object-oriented technology enables the design and implementation of software on the basis of reusable business objects rather than complex procedural code. Our multi-layered architecture organizes these applications in layers of related information that support the top tier interface between the user and the application. We implement our application in a distributed configuration. This allows various modules to be installed on different servers. We believe that our technology allows us to offer products with the following benefits:

     - fast integration and interoperability with the IP telecommunications equipment of major manufacturers;

     - modular architecture that allows MIND-iPhonEX to be easily scalable and enables us to customize our software relatively quickly;

     - reliable products that ensure 24x7 service for mission-critical applications and are designed to support network operating centers of IP telephony service providers to ensure no single point of failure in their networks. In the case of a failure of the network, MIND-iPhonEX has an automatic fail-over mechanism to ensure minimum loss of service;

     - secured at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit who has access to the system. In addition,firewalls can be installed to prevent unauthorized access to the system;

      -    rapid development of new applications, features and services; and

      -    easy interface with legacy systems and external software.

MIND-iPhonEX has a four-tier architecture, consisting of the following tiers:

      - Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration;
     - Business Object Tier: This tier includes the business logic and rules of the billing system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilities the transfer of information requested by the client application tier from the database object tier;

     - Database Object Tier: This tier brings together data objects that define the accounts, services and tariffs; and

     - Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

Sales and Marketing

     Sales

     Billing and Customer Care Software

     We conduct our sales and marketing activities primarily through our marketing and co-operative alliances with hardware platform developers and software application developers such as Cisco, Lucent and Vocal Tec, under which we market and sell our software to the customers of those entities. These marketing allies and re-sellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. We perform co-development with our marketing allies to support new software and product releases to maintain interoperability of our software with their gateways and other equipment. We also engage in joint marketing activities with them including joint responses to requests for proposals, sharing booths in trade shows, distributing each others' marketing information and cross links and references to web sites. We believe these relationships also help validate our technology and facilitate broad market acceptance of our software.

     Our contracts with our marketing allies, distributors and resellers are nonexclusive and may be terminated at any time with notice. For example, we entered into a non-exclusive agreement with Cisco Systems, Inc. on January 1, 2000 under which we agreed to participate in Cisco's New World Ecosystem Program. The Ecosystem Program was established by Cisco to facilitate the establishment of a network of vendors of complementary products and services that are interoperable with Cisco's equipment and each other. Under the terms of the agreement, we cooperate with Cisco in marketing and distributing products and services that Cisco desires to include in the Ecosystem Program from time to time. The agreement is terminable on 60 days' written notice by either party.

     As of December 31, 2000, our sales and marketing force consisted of 48 employees who are responsible for sales both directly and through resellers. Our sales organization is managed from our corporate headquarters in Yoqneam, Israel. We currently have sales offices in Yoqneam, Israel, Hasbrouk Heights, New Jersey, Beijing, China and Tokyo, Japan.

     Enterprise Software

     In Europe, our enterprise software is sold by our appointed distributors and directly through our sales force. Under an agreement entered into in February 1998, we appointed Telesens AG as an exclusive distributor of our enterprise software in Germany. In addition, we have non-exclusive agreements with Nice Systems, Bosch Telecom (through our distributor, Telesens AG) and Telrad for the sale of our enterprise software. We also sell our enterprise software through resellers in Europe, the United States and Israel.

     Marketing

     Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

     - participating in industry trade shows and special events, including as panelists and presenters at industry conferences;

     -     advertising in industry media;

     - contributing articles to billing and Voice over IP industry magazines;

     -     conducting ongoing public and press relations programs; and

     -     conducting training seminars for vendors and system integrators.

Customers

     Billing and Customer Care Software

     We currently provide over 100 traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. Some key customers are as follows:

   Traditional
Telecommunications      Internet Telephony
Service Providers        Service Providers      Internet Service Providers
--------------------------------------------------------------------------
China Telecom     CallServe Communications Ltd  China NetCom Corporation Ltd.
China Unicom      Capcom International          Exonet Communications SA
Deutsche Telekom  GlobalTel Australia Pty. Ltd  NetOne SA
France Telecom    Intersat S.A.
Sovintel          Teltran InternationalV
Verizon           Webway Communications Holdings Inc.
--------------------------------------------------------------------------

     Enterprise Software

     Our enterprise software has been installed in locations throughout the world, for customers including ABN Amro, Bosch Telecom, CellCom, the largest cellular telecommunications provider in Israel, Credit Suisse First Boston, Deutsche Post, the Israeli Defense Forces, Israel Electric Corp. Limited and STMicroElectronics.

Competition

     Billing and Customer Care Software

     Competition in the market for billing and customer care software is intense and we expect competition to increase. We compete primarily with young, emerging billing companies such as Portal Software Inc. and Digiquant. We believe that the more established traditional billing and customer care companies, such as Amdocs Ltd. and ADC Telecommunications, Inc. will begin to offer billing and customer care software products for Voice over IP and multiple IP services.

     We believe that our competitive advantage is based on:

     - our ability to provide a real-time, scalable, interoperable and reliable billing and customer care software;

     -     our ability to rapidly deploy our software; and

     - our reputation of providing proven, high-quality billing and customer care software.

     However, we depend on our marketing alliances with manufacturers of IP telecommunications equipment and reseller arrangements to market our billing and customer care software. Some of our marketing allies and resellers also work with some of our competitors. For example, Cisco has invested in Portal Software Inc. Our marketing alliances and reseller arrangements are for the most part non-exclusive and do not contain minimum sales or marketing performance requirements. We may not be able to compete effectively with our competitors under these circumstances. Many of our competitors have greater financial, personnel and other resources, have longer and more established relationships with service providers and may be able to offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, one or more of our competitors could develop superior products and these products could achieve greater market acceptance than our product.

Enterprise Software

     Our main competitors in the market for enterprise software products include Veramark Technologies, Inc., Mer Telemanagement Solutions Inc. and Telco Research Corp. To compete effectively, companies must be able to offer adequate technical support and ongoing product development and customization services.
In addition, multinational companies prefer call accounting systems that can be installed at their various offices throughout the world, and therefore require call accounting products that are multilingual and support the local telecommunication requirements. The principal factors upon which we compete are customer support, ease of use, compatibility with any switchboard system and the multi-lingual and multi-currency nature of our system.

Legal Proceedings

     We are not a party to any material legal proceedings.

C.     Organizational Structure

     Set forth below is a list of our significant subsidiaries:

     - MIND C.T.I. Inc., a wholly owned subsidiary, incorporated in the State of New Jersey;

     - MIND Software SRL, a wholly owned subsidiary, incorporated in Romania;

     - MINDIA Software BV, a wholly owned subsidiary, incorporated in the Netherlands; and

     - MIND Japan KK, a subsidiary incorporated in Japan and in which we hold an 80% ownership interest.

D.     Property, Plant and Equipment

     Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 22,000 square feet at our Yoqneam headquarters. We received approval under the Approved Enterprise program in Israel to expand our facilities in Yoqneam. We expect that construction of a new facility will take from two to three years. We also lease 2,000 square feet of office space in New Jersey, 1,000 square feet in Beijing, China, 412 square feet in Jassy, Romania and 270 square feet in Tokyo, Japan. The offices in New Jersey, Beijing and Tokyo are used primarily for sales and customer support, while the office in Jassy is used primarily for research and development and for customer support.

Item 5.      Operating and Financial Review and Prospects

     Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are 'forward-looking statements' as that term is defined under the United
States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under 'Risk Factors' in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

     The following discussion and analysis is based on and should be read in conjunction with our financial statements, including the related notes contained in Item 18.

A.     Operating Results

Overview

     We were incorporated in Israel in 1995 and started providing our enterprise software product to large organizations in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We generate revenues from the sales of licenses for our billing and customer care and enterprise software, and from fees for professional services. In 2000, 80% of our revenues were derived from license fees and 20% were derived from professional services. Of the total license fees in 2000, 64% were derived from providing our billing and customer care software and 36% were derived from providing our enterprise software. In the future, we expect sales of licenses for our billing and customer care software to remain the primary source of our revenues.

     Sales to a single distributor of our enterprise software represented 32.3% of our revenues in 1998, 19.2% of our revenues in 1999 and 2.5% of our revenues in 2000. In August 2000, we changed our strategy to focus our business on our billing and customer care software. In 1999, 33.8% of our revenues were derived from our 10 largest customers, excluding the single distributor. In 2000, 25.1% of our revenues were derived from our 10 largest customers, excluding the single distributor. We expect to continue to derive substantial revenues from a small number of changing customers. None of these customers, however, is expected to represent more than 10% of our annual revenues.

     The currency of the primary economic environment in which we operate is the U.S. dollar. Most of our revenues are derived from sales outside Israel which are denominated primarily in U.S. dollars. To the extent that our revenues are derived in NIS, contract amounts are stated in dollars and paid in NIS linked to changes in the exchange rate of the U.S. dollar to the NIS. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

     - for transactions, exchange rates at the transaction dates or average rates; and

     - for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories or similar items), historical exchange rates.

     The resulting currency transaction gains or losses are reported as financial income or expenses as appropriate.

     Our financial statements are prepared in accordance with generally accepted accounting principles in the United States.

     Revenues. Our revenues from licenses are recognized on the basis set forth in Statement of Position 97-2 (SOP 97-2) of the American Institute of Certified Public Accountants. Our revenues from licenses are recognized when delivery has occurred, persuasive evidence of an agreement exists, the sales price is fixed or determinable and collectibility is probable. Customization of our products, if any, is performed before delivery occurs. In cases where we install our software products, the revenue recognition is deferred until the installation is completed. We seldom grant a right of return of products sold to customers, distributors and resellers. Revenues from providing professional services are priced on a fixed price basis and recognized ratably over the period of the agreement, or as services are performed.

     We are paid a one-time license fee by our customers for the right to use our billing and customer care or our enterprise call management software products, and additional fees to expand the scale of the network supported by our software. We price our licenses for our billing and customer care software based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. Licenses for our enterprise software are priced based on the number of extensions in the customer's switchboard, as well as the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services, we quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid

     We provide a revenue breakdown for our customer care and billing Voice over IP software and our enterprise call management software. These products are sold to different customers and serve different markets. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.

     Cost of Revenues. The cost of revenues relating to providing our billing and customer care and enterprise software consists primarily of direct labor costs and overhead expenses related to software installation. Cost of revenues also include software license fees to Oracle, materials, documentation, packaging and shipping costs. Our cost of professional services revenues consists primarily of direct labor costs and travel expenses. Our revenues from the sale of our licenses have a higher gross margin than that from providing our professional services. We incur variable direct labor costs when we provide professional services. There are no comparable variable labor costs incurred when we license our software.

     Research and Development Expenses, net. Our research and development expenses consist primarily of compensation and overhead costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the 'technological feasibility' of the product has been established. Because of the relatively short time period between 'technological feasibility' and product release, and the insignificant amount of costs incurred during that period, no software development costs have been capitalized.

     Grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for development of approved projects are recognized as a reduction of expense as the related cost is incurred. We have in the past used these grants and repaid them. However, we currently do not use nor do we intend to use a material amount of grants from the Office of the Chief Scientist in the future. We expect to continue to make substantial investments in research and development.

     Selling Expenses. Our selling expenses consist primarily of compensation, overhead and related costs for sales and marketing personnel, the operation of international sales offices, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show expenses and exhibition expenses.

     General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related expenses for executives, accounting and human resources personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

     Financial and Other Income, net. Our financial and other income, net consists primarily of interest earned on bank deposits, gains on trading securities, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars, net of financing costs and bank charges in real terms as well as the devaluation of monetary assets and monetary liabilities.

     Conversion and Redemption Feature of Preferred Shares. An amount of $5,778,000 in connection with the issuance of the Series A preferred shares and $1,445,000 in connection with the issuance of the Series B preferred shares, in each case representing a beneficial conversion feature, was amortized against retained earnings (accumulated deficit) over a period that commenced upon issuance of the preferred shares on March 30, 2000, and ended in August 2000 upon the completion of our initial public offering. These amounts were calculated as the difference between the per share conversion price and the deemed fair value of an ordinary share, which was estimated by us at $8.00 per ordinary share at the issuance date, multiplied by the applicable number of equivalent ordinary shares.

     We, our existing shareholders and the investors in the Series A and Series B preferred shares entered into a redemption agreement on March 30, 2000, concurrently with the purchase of the preferred shares. The redemption agreement provided that if a liquidity event did not occur by March 30, 2005, the holders of the preferred shares would be entitled to cause a sale of our company or redemption of the preferred shares at an amount equal to the higher of (a) fair market value of the preferred shares or (b) the amount as determined in the case of a liquidity event.

     As a result of the redemption provisions, we recognized a non-cash charge to accumulated deficit, which was accreted for the period ended on the date of our initial public offering in an amount of $8,894,000. This amount reflects the difference between the redemption value of the Series A preferred shares and the net proceeds we have received for the issuance of those shares. The Series A and B preferred shares were converted into our ordinary shares upon consummation of our initial public offering in August 2000, and non-cash charges in the amount of $16.1 million were recorded in our financial statements for 2000 for accretion and amortization of the beneficial conversion feature.

     Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 36%. Our facilities, however, have been granted 'approved enterprise' status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the 'alternative benefits scheme' (involving a waiver of investment grants). In the event of distribution of cash dividends from income that was tax exempt, we would have to pay 25% tax in respect of the amount distributed. As a result of dividends paid by us with respect to 1998, 1999 and 2000, we were subject to this tax with respect to the amount distributed. We do not expect to make dividend payments in the foreseeable future. Our effective tax rate after 2005 will continue to be reduced depending upon future capital investments and approved enterprise certifications. These tax benefits may not be applied to reduce the tax rate for any income derived by our foreign subsidiaries. There is a proposal in Israel to replace the ten-year tax exemption available to 'approved enterprises' with a 10% tax. For more information on the proposed Israeli tax reform, see
Item 10 'Taxation - Proposed Tax Reform.'

     The following discussion of our results of operations for the years ended December 31, 1998, 1999 and 2000, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

                                      Years Ended December 31,
                               -------------------------------------
                                 1998          1999         2000
                               ---------    ----------    ---------
Revenues                           100.0%        100.0%       100.0%
Cost of revenue                      5.5          16.2         14.1
Gross profit                        84.5          83.8         85.9
Research and development
 expenses, net                      25.8          23.5         24.3
Selling, general and
 administrative expenses:
Selling expenses                    25.9          25.8         30.5
General and administrative
 expenses                           14.5          12.2         12.4
                               ---------    ----------    ---------
Operating Income                    18.3          22.3         18.7
Financial and other
 income, net                         2.4           1.6          6.9
                               ---------    ----------    ---------
Income before taxes on
 income                             20.7          23.9         25.6
Taxes on income                      4.9           5.4          1.6
                               ---------    ----------    ---------
Net income                          15.8%         18.5%        24.0%
                               =========    ==========    =========

The following table presents the geographic distribution of our sales.

                                     Years Ended December 31,
                                -------------------------------------
                                    1998          1999         2000
                                -----------    ---------    ---------
United States, Latin
America and Canada                      7.4%        25.2%          37%
Asia Pacific and other                  2.9         10.9           22
Europe                                 57.4         41.3           31
Israel                                 22.3         22.6           10
                                -----------    ---------    ---------
Total                                 100.0%       100.0%       100.0%

     As shown in the above table, our sales in North America and Asia Pacific increased over prior periods as a percentage of sales during the years ended December 31, 1998, 1999 and 2000, while sales of our products in Europe and in Israel decreased as a percentage of sales during those periods.

     Our revenues from sales in North America, Latin America and Asia Pacific, both in absolute dollars and as a percentage of revenues, increased because of the growth of the market for Voice over IP services in these areas. The percentage of our revenues from sales in Europe decreased because Voice over IP services are not universally offered in Europe and because of our growing worldwide expansion. The percentage of our revenues from sales in Israel decreased because Voice over IP services are not yet offered in Israel.

Comparison of Years ended December 31, 1999 and 2000

     Revenues. Revenues increased from $8.2 million in 1999 to $15.6 million in 2000, an increase of $7.4 million, or 90.5%.

     This increase was primarily attributable to an increase of $5.7 million, or
83.7 %, in license fees, comprised of an increase of $ 6.7 million, or 236.6 %,relating to our billing and customer care software, partially offset by a decrease of $986,000 or 26.4 %, relating to our enterprise software. The increase in revenue from customer care and billing software is attributable to both an increase in the average price for each transaction and an increase in the number of transactions. The decrease in revenues from enterprise software is attributable to the demand for year 2000 compliant software during 1999. As a result, sales of enterprise software decreased after January 1, 2000.

     The remainder of the increase in revenues was related to an increase in revenues from professional services of $1.7 million, or 123.3%, primarily attributable to the increase in the sales of licenses for our billing and customer care software.

     Cost of Revenues. Cost of revenues increased from $1.3 million in 1999 to $2.2 million in 2000, an increase of $875,000, or 66.1 %. This increase was due to higher costs associated with our increased revenues, as well as increased compensation to our employees. Gross profit as a percentage of revenues increased from 83.9 % in 1999 to 85.9% in 2000. This increase was due to the increase in our sales of licenses for our billing and customer care software as a percentage of our total revenues.

     Research and Development, net. Research and development expenses, net increased from $1.9 million in 1999 to $3.8 million in 2000, an increase of $1.9 million, or 96.9 %. This increase was primarily attributable to an increase in personnel-related expenses resulting from increasing the number of our research and development employees during 2000 associated with the continued development of our billing and customer care software, as well as increased compensation to our employees. Research and development expenses, net increased as a percentage of revenues from 23.5 % in 1999 to 24.3 % in 2000.

     Selling Expenses   Selling expenses increased from $2.1 million in 1999 to
$4.8 million in 2000, an increase of $2.7 million, or 125.3 %. This increase was primarily attributable to an increase of $1.3 million in personnel and related expenses, an increase of $343,000 in public relations, advertising and other promotional expenses and an increase of $299,000 in expenses related to the expansion of our sales office in the United States and the opening of our marketing offices in China and in Japan. Selling expenses increased as a percentage of revenues from 25.8% in 1999 to 30.5 % in 2000. We expect that these expenses will increase in the future because of our existing worldwide offices, additional offices we expect to open internationally and an increase in personnel to support our sales growth.

     General and Administrative Expenses. General and administrative expenses increased from $1.0 million in 1999 to $1.9 million in 2000, an increase of $928,000 , or 92.8 %. This increase was primarily attributable to an increase of $620,000 in the provision for doubtful accounts to reflect both the increase in our revenues and the shift in our revenue sources from a limited number of established resellers to numerous and diversified end-customers, and an increase of $555,000 in personnel expenses. General and administrative expenses as a percentage of revenues increased from 12.2 % in 1999 to 12.4% in 2000. We expect that these expenses will increase in the future as we expand our infrastructure to support increased sales.

     Taxes on Income. Taxes on income decreased from $447,000 in 1999 to $245,000 in 2000. This represented an effective tax rate of 22.8 % in 1999 and
6.1 % in 2000. Through March 31, 2000, we distributed as a dividend to our shareholders all of our earnings from tax exempt income. Under Israeli law, we are required to pay a 25% tax on the amounts distributed. Effective April 1, 2000, we have adopted a policy to retain our earnings to support our growth and do not expect to pay dividends for the foreseeable future. As a result, we expect our effective income tax rate to be reduced as the substantial majority of any income we earn is expected to be exempt from tax.

     Net Income. Net income increased from $1.5 million in 1999 to $3.7 million in 2000, an increase of $2.2 million, or 147.6 %. Net income increased as a percentage of revenues from 18.5 % in 1999 to 24.0 % in 2000.

Comparison of Years Ended December 31, 1998 and 1999

     Revenues. Revenues increased from $4.1 million in 1998 to $8.2 million in 1999, an increase of $4.1 million, or 101.4%. This increase was primarily attributable to an increase of $3.4 million, or 100.6%, in license fees, comprised of an increase of $2.0 million, or 279.2%, relating to our billing and customer care software and an increase of $1.4 million, or 51.4%, relating to our enterprise software. Approximately 60% of the increase in revenues relating to our billing and customer care software was attributable to an increase in our average product price, with the balance attributable to an increase in the number of systems sold. Revenues relating to our enterprise software increased primarily due to sales to new customers in Israel.

     The remainder of the increase in revenues of $720,000, or 105.1%, was related to an increase in revenues from professional services, primarily attributable to the increase in the sales of billing and customer care software.

      Cost of Revenues. Cost of revenues increased from $631,000 in 1998 to $1.3 million in 1999, an increase of $695,000, or 110.1%. This increase was attributable to higher costs associated with our increased revenues. Gross profit as a percentage of revenues decreased moderately from 84.5% in 1998 to 83.8% in 1999.

     Research and Development, net. Research and development expenses, net increased from $1.0 million in 1998 to $1.9 million in 1999, an increase of $878,000, or 83.7%. This increase was primarily attributable to an increase in the number of research and development personnel whom we employed. Research and development expenses, net as a percentage of revenues decreased from 25.8% in 1998 to 23.5% in 1999.

     Selling Expenses. Selling expenses increased from $1.1 million in 1998 to $2.1 million in 1999, an increase of $1.0 million, or 100.9%. This increase was primarily attributable to an increase of $420,000 in personnel-related expenses resulting from increasing the number of our sales and marketing employees in 1999, an increase of $437,000 in promotional expenses and an increase of $209,000 because 1999 was the first full year of operation of our marketing office in the United States. This increase of our selling expenses was in response to current and expected growth in the market for our products. Selling expenses, as a percentage of revenues decreased from 25.9% in 1998 to 25.8% in 1999.

     General and Administrative Expenses. General and administrative expenses increased from $592,000 in 1998 to $1.0 million in 1999, an increase of $408,000 or 68.9%. This increase was primarily attributable to an increase of $261,000 in the provision for doubtful accounts, of $87,000 in occupancy costs and $61,000 in personnel expenses. General and administrative expenses as a percentage of revenues decreased from 14.5% in 1998 to 12.2% in 1999.

     Taxes on Income. Taxes on income increased from $201,000 in 1998 to $447,000 in 1999. This represented an effective tax rate of 23.9% for 1998 and 22.8% for 1999. The taxes paid resulted primarily from a 25% tax we are required to pay under Israeli law on dividends paid by us from tax exempt income.

     Net Income. Net income increased from $641,000 in 1998 to $1.5 million in 1999, an increase of $873,000, or 136.2%. Net income increased as a percentage of revenues from 15.8% in 1998 to 18.5% in 1999.

     Impact of Foreign Currency Fluctuations on Results of Operations
The dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset, on a lagging basis, or is not offset by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.

     In addition, a portion of our revenues is denominated in Euro derived from sales to customers in Europe. Devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. Further, a strengthening of these currencies versus other currencies could make our products less competitive in foreign markets and collection of receivables more difficult.

     The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended   Israeli    Israeli     Israel Inflation
December 31,  Inflation  Devaluation   Adjusted for
 Inflation     Rate       Rate         Devaluation
------------  ---------  ---------  ------------------
1995             8.1%       3.9%            4.1%
1996            10.6        3.7             6.6
1997             7.0        8.8            (1.7)
1998             8.6        7.6            (7.7)
1999             1.3       (0.1)            1.4
2000             0.0       (2.0)           (2.1)

     We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of the devaluation lags behind inflation in Israel.

     A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.

     Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B.     Liquidity and Capital Resources

     Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing and our initial public offering in August 2000.

     Our first round of financing in an amount of $1.0 million closed in August 1997. A follow-on exercise of a warrant during January 1999 yielded an additional $2.3 million. Our second round of financing, in an amount of $12.0 million, was completed in the first quarter of 2000. We sold 3,450,000 of our ordinary shares in our initial public offering in August 2000, with net proceeds to us of $29.9 million. As of December 31, 2000, we had approximately $43.4 million in cash and cash equivalents and our working capital was $46.6 million.

     Our operating activities provided cash in the amount of $1.5 million in 1998, $1.0 million in 1999 and $2.5 million in 2000. Cash provided by operating activities in 1998 was primarily attributable to our net income of $641,000 and non-cash expenses related to depreciation and amortization in the amount of $128,000 and a decrease in trading securities in the amount of $581,000 mainly as a result of the sale of a portion of these securities. Cash provided by operating activities in 1999 was primarily attributable to our net income of $1.5 million and non-cash expenses related to depreciation and amortization in the amount of $196,000, partially offset by an increase in trade receivables. Cash provided by operating activities in 2000 was primarily attributable to our net income of $3.7 million, an increase in payables and accruals of $2.5 million and non-cash expenses relating to depreciation and amortization in the amount of $379,000, offset in part by an increase in receivables.

     We used cash in investing activities of $422,000 in 1998, $1.1 million in 1999 and $897,000 in 2000. Our principal investment activities were the purchase of property and equipment and the investment of cash in short-term bank deposits.

     In 1998, our financing activities used approximately $338,000, primarily attributable to the payment of a dividend. Our financing activities provided $1.9 million in 1999 primarily attributable to the proceeds of $2.3 million from the issuance of preferred ordinary shares, partially offset by a dividend paid in the amount of $393,000. Our financing activities provided $39.1 million in 2000 primarily attributable to our initial public offering in August 2000 and issuance of preferred shares in March 2000, offset in part by dividends paid to shareholders in the first quarter of 2000.

     During 1998, 1999 and 2000, the aggregate amount of our capital expenditures was $2.3 million. These expenditures were principally for the purchase of testing and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

     As of December 31, 2000, we do not have any outstanding loans or lines of credit.

     In 1998, a dividend in the amount of approximately $266,000 was paid. In 1999, a dividend in the amount of approximately $393,000 was declared and paid. In the first quarter of 2000, we declared a $2,013,000 dividend that was paid in the second quarter of 2000. We do not intend to make dividend payments in the future.

C.     Research and Development, Patents and Licenses, etc.

     We believe that significant investment in research and development is essential to maintaining and expanding our technological expertise in the market for billing and customer care software for multiple IP-based services and to our strategy of being a leading provider of new and innovative convergent Internet billing products. We work closely with our partners, customers and distribution channels, who provide significant feedback for product development and innovation.

     We have invested significant time and resources to create a structured process for undertaking research and product development. We believe that the method that we use for our product development and testing is well suited for identifying market needs, addressing the activities required to release new products, and bringing development projects to market successfully. Our product development activities also include the release of new versions of our products. Although we expect to develop new products internally, we may, based upon timing and cost considerations, acquire or license technologies or products from third parties.

     Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2000, our research and development department consisted of 69 employees. We currently have research and development facilities in Yoqneam, Israel and in Jassy, Romania.

     Net research and development expenses for 1998 were $1.0 million, for 1999 were $1.9 million and for 2000 were $3.7 million.

D.     Trend Information

     Our total revenues experienced a shift from our historical business, enterprise software that represented 57% of our total revenues in 1999 and decreased to 22% of our total revenues in 2000, to our customer care and billing software, that represented 78% of our total revenues in 2000. Our enterprise software is marketed mainly through a small number of resellers to a large number of end-customers. By contrast, our customer care and billing software is marketed mainly to a smaller number of end-customers with a significantly higher average transaction size. This shift increases our dependence on a smaller number of end-customers.

     In most cases, our enterprise software is sold through resellers. These sales include installation and first-line support that is performed by the distributors. Direct sales of customer and billing software necessitates an enhanced internal professional services team in order to provide installation, training and support to end-users. Gross margins from professional services, which rely heavily on personal services, are significantly lower than gross margins on the sale of software products. The trend to more direct sales increases revenues from professional services. Accordingly, our gross margins are expected to decrease in the future.

     We have experienced an increase in the percentage of quarterly revenues that occur during the last few weeks of a quarter. This trend has reduced our ability to forecast quarterly operating results and increased the risk that revenues expected in a quarter will not be realized until the following quarter.

     The recent deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. As a result, our revenues for the quarter ended March 31, 2001 were lower than for the comparable quarter in 2000. We believe that this slow down in telecommunications-related expenditures will continue, affecting our sales and putting pressure on the price of our products.

Item 6.	    Directors, Senior Management and Employees

A.     Directors and Senior Management

     The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:

Name                Age            Position

Monica Eisinger      43          President, Chairman of the
                                 Board of Directors and
                                 Chief Executive Officer
Elad Naggar          31           Chief Financial Officer
Sagee Aran           37           Vice President - Professional
                                                   Services
Zeev Braude          35           Vice President - Marketing and
                                                   Business Development
Sharon David         41           Vice President-Sales
Ilan Melamed         36            Vice President    - U.S. Operations,
                                                        MIND C.T.I.
Ami Amir             57            Director
Kevin P. Mohan       37            Director
Amnon Neubach        57            Director
Ilan Rosen           44            Director
Lior Salansky        36            Director

The background of each of our directors and executive officers is as follows:

     Monica Eisinger. Ms. Eisinger is a founder of our company and has been President, Chairman and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. in Computer Sciences and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

     Elad Naggar. Mr. Naggar joined our company as Chief Financial Officer in December 2000. Prior to joining our company, he worked for several months in 2000 for an Internet start-up, AdaptiView Technologies Inc. From October 1997 to April 2000, Mr. Naggar served as an International Tax Practitioner at PricewaterhouseCoopers Israel (Kesselman and Kesselman) where he planned international business operations and multinational corporate structures for leading technology companies. From March 1993 to October 1997, he served as an international law expert and diplomatic negotiator for the Israeli government. Mr. Naggar holds an L.L.M. and an M.B.A. from Tel Aviv University.

     Sagee Aran. Mr. Aran joined our company in March 2000 as Vice President of Professional Services. Prior to joining our company, he worked for seven years at HISH Ltd., a company specializing in process engineering and management, at which he held a number of positions including Operations Manager and International Sales and Marketing Manager. Mr. Aran holds a B.Sc. in Engineering from the Technion, Israel Institute of Technology.

     Zeev Braude. Mr. Braude has worked at our company since our inception serving in a number of positions, the most recent of which was Vice President of Product Line Management. Mr. Braude has been Vice President of Marketing and Business Development of our company since February 2000. Mr. Braude holds a B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology.

     Sharon David. Mr. David joined our company as Vice President of Sales in February 2001. From September 1996 to February 2001, he held several sales positions, including Area Vice President for Central and Eastern Europe at Comverse Network Systems, a division of Comverse Technology, Inc. Prior thereto, from May 1985 to September 1996 Mr. David held several sales positions at Israeli Aircraft Industries, including Sales Manager and Sales Director, operating in the North American and Western European markets.

     Ilan Melamed. Mr. Melamed has served as General Manager of our U.S. office since September 1998 and as Vice President-U.S. Operations of MIND C.T.I. Inc. since May 2000. Prior to joining our company, Mr. Melamed was employed by Israel Aircraft Industries for five years, at which he held a number of positions including the Director of the Israel Aircraft Industries office in Colombia. He holds a Bachelor of Arts degree in Business Administration from Hebrew University.

     Ami Amir. Mr. Amir joined our company as an external director in February 2001. Mr. Amir founded RADVision Ltd. in 1993 and has served as its CEO since its inception, until April 19, 2001. From 1987 to 1992, Mr. Amir served as President of RAD Data Communications Inc. Prior to 1987, Mr. Amir held senior engineering positions in Simtech Advanced Training and Simulation Systems Ltd., Tadiran Electronic Industries and Elbit Systems Ltd. Mr. Amir holds a B.Sc. in Electronics and Computer Science from the Technion, Israel Institute of Technology.

     Kevin P. Mohan. Mr. Mohan has served as a director of our company since March 2000. Mr. Mohan is a general partner of Summit Partners, a venture capital firm, where he has been employed since 1994. He received an A.B. in Economics from Harvard College, a J.D. from Harvard Law School, and a Masters in Business Administration from Harvard Business School. Mr. Mohan also serves as a director on the boards of several privately held companies.

     Amnon Neubach. Mr. Neubach joined our company as an external director in February 2001. Mr. Neubach has served as Chairman of the Board of Pelefone Communications Ltd., a company founded by Bezek and Motorola, since January 2001, Mr. Neubach served as an economic consultant to several companies in the private sector since 1997. From 1995-1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990-1994 he served as the Minister of Economic Affairs in the Israeli Embassy in Washington, D.C. Mr. Neubach holds a Bachelor's Degree in Economics and Business Administration and a Masters in Economics, both from Bar Ilan University.

     Ilan Rosen. Mr. Rosen has served as a director of our company since August 1997. Since November 1996, Mr. Rosen has been employed by ADC Telecommunications Israel, Ltd., where he has held several positions, including Corporate Vice President. He currently serves as the Managing Director of ADC Telecommunications Inc's venture capital unit in Israel. Prior thereto and since 1993, Mr. Rosen was the President of ADASHA, Development & Investments Ltd. which listed on the Tel Aviv Stock Exchange under his direction. He holds a Bachelor of Science in Mechanical Engineering and a Masters in Business Administration, both from Tel Aviv University.

     Lior Salansky. Mr. Salansky is a founder of our company and has served as a director since our inception. He has served in a number of positions within our company from inception until February 2000, including Vice President of Business Development, R&D Manager and software developer. He holds a Bachelor's
 Degree in Computer Science from the Technion, Israel Institute of Technology.

B.     Compensation of Directors and Officers

     The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2000 was approximately $778,000, including approximately $74,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

     As of March 31, 2001, options to purchase 769,000 ordinary shares granted to our directors and executive officers under our option plans were outstanding. The weighted average exercise price of these options is $5.45 per share. These options set vest over three to five years, commencing on the date of grant. Any ption not exercised by January 1, 2006 will expire.

C.     Board Practices

Board of Directors

     Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The initial term of each class will expire as follows:
Class I in 2001, Class II in 2002 and Class III in 2003. Monica Eisinger is a member of Class I, Lior Salansky is a member of Class II, and Kevin P. Mohan and Ilan Rosen are members of Class III. At each annual general meeting of shareholders beginning in 2001, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors, each of was appointed for a three-year term and may be re-appointed for an additional three-year term pursuant to the Israeli Companies Law, are not members of any class. Mr. Ami Amir and Mr. Amnon Neubach are our external directors.

Israeli Companies Law

     We are subject to the provisions of the Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 and regulations adopted thereunder.

External Directors

     Nasdaq Requirements

     We have obtained an exemption from Nasdaq's independent director requirements based on our compliance with the corresponding requirements under the Israeli Companies Law. See 'Qualifications of External Directors' below for information about the Israeli law requirements.

     Qualifications of External Directors

     Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

     -     the company;

     -     any entity controlling the company;

     -     or any entity controlled by the company or by its controlling entity.

      The term affiliation includes:

     -     an employment relationship;

     - a business or professional relationship maintained on a regular basis;

     -     control; and

     -     service as an office holder.

     The Companies Law defines the term 'office holder' of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company that reports directly to the chief executive officer.

     No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.

     Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     Election of External Directors

     External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

     - at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

     - the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. Our shareholders have elected Mr. Ami Amir and Mr. Amnon Neubach as external directors in an extraordinary general shareholders meeting held on February 12, 2001 for an initial term of three years.

Audit Committee

     Nasdaq Requirements

     We have obtained an exemption from Nasdaq's audit committee requirements based on our compliance with the corresponding requirements under the Israeli Companies Law. See '--Israeli Companies Law Requirements' below for more information.

     Israeli Companies Law Requirements

Under the Israeli Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

     -     the chairman of the board of directors; and

     - a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

     The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and The company's independent accountants, suggest appropriate courses of action, and to approve specified related party transactions. Our audit committee consists of our external directors and one additional director, Mr. Ilan Rosen.

     Approval of Related Party Transactions

     The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted.

Internal Auditor

     Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company's actions comply with the law and orderly business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term 'interested party' to include a person who has holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Gideon Douvshani, CPA, serves as our internal auditor.

Approval of Specified Related Party Transactions Under Israeli Law

     Fiduciary Duties of Office Holders

     The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

     - information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

     -     all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

     - refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

     -     refrain from any activity that is competitive with the company;

     - refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

     - disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

     Disclosure of Personal Interest of an Office Holder

     The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

     - the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

     - any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

    -     other than in the ordinary course of business;

    -     otherwise than on market terms; or

    - that is likely to have a material impact of the company's profitability, assets or liabilities.

     Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company's interest may not be approved.

     If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

     Disclosure of Personal Interests of a Controlling Shareholder

     Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.
Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

- at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

- the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

     Shareholders generally have the right to examine any document in the company's possession pertaining to any matter that requires shareholder approval. If this information is made public in Israel or elsewhere, we will file the information with the Securities and Exchange Commission in the United States.

     For information concerning the direct and indirect personal interests of an office holder and principal shareholders in specified transactions with us, see
Item 7 'Related Party Transactions. '

Remuneration of Members of the Board of Directors

     Under our articles of association, no director may be paid any remuneration by the company for his services as director except as may be approved by a shareholders' resolution, except for reimbursement of expenses incurred in connection with fulfilling his duties as a director. Our external directors are entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with their service as external directors. In accordance with these regulations, our shareholders approved an annual fee of $8,000 and a participation fee of $400 for attendance at a meeting of the board or a committee thereof to be paid to each of our external directors. Except for the external directors, we do not pay cash remuneration to our directors for their services as directors.

Executive Officers

     Our executive officers are elected by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates on between 30 days and 4 months' written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Eisinger) following the termination of their employment with us. Monica Eisinger is entitled to six months' severance pay upon termination of her employment by either her or us, other than for cause. Mr. Salansky is a former executive officer who resigned in February 2000. His employment agreement contained a non-compete agreement prohibiting him from competing with us for a period of 24 months. Mr. Itzhak Davidesko and Mr. Yaron Amir are former executive officers and their employment agreements contain a non-compete clause prohibiting them from competing with us for a period of 12 months. Under recent Israeli case law, the non-competition undertakings of employees may not be enforceable.

D.     Employees

     As of December 31, 2000 we employed 183 employees, 24 of whom are part-time employees. Of these employees, 154 were employed in Israel, 7 in China, 20 by our U.S. subsidiary, l in Japan and 1 in the Netherlands . We employed 69 employees in research and development, 46 in professional services and customer support, 48 in sales and marketing, and 20 in general and administration. This represents an increase from the total number of 122 employees as of December 31, 1999 and 86 as of December 31, 1998. Of our 122 employees as of December 31, 1999, 112 were employed in Israel and 10 were employed by our U.S. subsidiary; 55 were employed in research and development, 30 in professional services and customer support, 22 in sales and marketing and 15 in general and administration. Of our 86 employees as of December 31, 1998, 86 were employed in Israel and 4 were employed by our U.S. subsidiary; 41 were employed in research and development, 20 in professional services and customer support, 16 in sales and marketing and 9 in general and administration.

     We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

     Furthermore, by order of the Israeli Ministry of Labor and Welfare, all employers and employees are subject to provisions of collective bargaining agreements between the Histadrut, Federation of Labor, and the Coordination Bureau of Economic Organizations in Israel. These provisions principally concern cost of living increases, recreation pay, commuting expenses and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages and our relationships with our employees are good.

E.     Share Ownership

                    Total Shares
                    Beneficially      Percentage of        Number of
Name                   Owned          Ordinary Shares      Options

Monica Eisinger      5,040,000            24.5%                --
Lior Salansky        3,899,140            19.0%                --
Kevin P. Mohan (1)      --                 --                  --
Ilan Rosen              --                 --               30,000(2)
Ami Amir                --                 --                  --
Amnon Neubach           --                 --                  --

 (1)     Summit Ventures V, L.P. is the beneficial owner of 2,592,600 shares
    - see Item 7A    - Owned   Major Shareholders Owned   .  Mr. Mohan is a
member of Summit Partners LLC, the sole general partner of Summit Partners V, L.P. which is the sole general partner of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., and

Summit V Advisors Fund, L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Mohan does not have voting and dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(2) The exercise price of the options is $5.00 per share. The options vest on February 1, 2003, and if not exercised by January 1, 2006, will expire.

     We have established stock option plans to provide for the issuance of options to our directors, officers and employees. Under the plans, options to purchase our ordinary shares may be issued from time to time to our directors, officers and employees at exercise prices and on other terms and conditions as determined by our Board of Directors. Our Board of Directors determines the exercise price and the vesting period of options granted. The option plans permit the issuance of options to acquire up to 2,308,000 ordinary shares. As of March 31, 2001, options to purchase 1,988,120 ordinary shares are outstanding and options for 2,000 ordinary shares have been exercised. The options vest over three to five years, commencing on the date of grant. Any option not exercised by January 1, 2006 will expire, except for 50,000 options that will expire on December 31, 2001.

Item 7     Major Shareholders and Related Party Transactions

A.     Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2001 by:

     - each person who is known to own beneficially more than 5% of the outstanding ordinary shares; and

     -     all directors and executive officers as a group.
     Unless otherwise noted below, each shareholder's address is c/o MIND C.T.I. Ltd., Industrial Park, Building 7, Yoqneam 20692, Israel.

                             Total Shares            Percentage of
Name and Address of          Beneficially            Ordinary
Beneficial Owners               Owned                Shares (2)
--------------------        --------------        ----------------
Monica Eisinger                5,040,000(3)              24.5%
Lior Salansky                  3,899,140(3)(4)           19.0%
     Snir Street
     Yoqneam Illit, Israel
ADC Telecommunications
Israel Ltd.(5)                 4,502,000                 21.9%
    10 HaSadnaot Street
    Herzlia 46120, Israel
Summit Partners(6) (7)         2,592,600(8)              12.6%
Kevin Mohan(9)                 2,592,600(8)              12.6%
All directors and
 Executive officers
 as a group (11 persons)(10)   9,165,600                 44.9%

(1) Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2001 and are treated as outstanding only for purposes of determining the percentage owned by such person or group.

(2)     Based on 20,566,220 ordinary shares outstanding on March 31, 2001.

(3) The shares owned by Ms. Eisinger and Mr. Salansky include 140,000 shares owned by MIND Israel Ltd. Each of Ms. Eisinger and Mr. Salansky is considered a
2915:     beneficial owner of these shares.

(4) Pursuant to Mr. Salansky's obligation to persons who previously purchased shares from him, Mr. Salansky has transferred an aggregate of 117,060 ordinary shares, including an aggregate of 19,100 ordinary shares to three of our current and former officers. Please see Item 7B - 'Related Party Transactions Investment by Summit Partners' for a description of this arrangement.

(5) ADC Telecommunications Ltd. is a wholly-owned subsidiary of ADC Telecommunications, Inc., a Minnesota company whose shares are publicly traded on the Nasdaq Stock Market. The address of ADC Telecommunications is 12501 Whitewater Drive, Minnetonka, MN 55343.
                                                                            -38-


(6) The address of Summit Partners is 600 Atlantic Avenue, Suite 2800, Boston, MA 02210.

(7) Summit Partners is the name used to refer to a group of investment partnerships. Shares reflected include 1,731,100 shares held by Summit Ventures, V, L.P. 644,180 shares held by Summit V Advisors Fund (QP) L.P., 41,600 shares held by Summit V Advisors Fund, L.P. and 39,600 shares held by Summit Investors each of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP) L.P. and Summit V Advisors Fund, L.P. is Summit Partners V, L.P., the general partner of which is Summit Partners, LLC. Mr. Mohan is a member of Summit Partners, LLC. Based on the initial offering price of $10.00 per share, Summit Partners has not been required to transfer any ordinary shares to Mr.Salansky. Please see 'Related Party Transactions Investment by Summit Partners. '

(8) 650,000 of the shares held by Summit Partners and its affiliates are non-voting shares. These non-voting shares will be automatically converted into voting shares upon transfer to a third party unless that third party would then own in excess of 10% of the then outstanding ordinary shares.

(9) Represents shares described in note (7) above, beneficially owned by Summit Ventures V, L.P. Mr. Mohan, one of our directors, is a member of Summit Partners LLC, the sole general partner of Summit Partners V, L.P. which is the sole general partner of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., and Summit V Advisors Fund,
L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Mohan does not have voting and dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(10) Includes 59,000 shares which may be acquired upon the exercise of options.

     As of March 31, 2001, 20,556,220 of our ordinary shares were outstanding. At such date, there were 32 holders of record of our ordinary shares in the United States who collectively held approximately 11.5% of our outstanding ordinary shares. In addition to this amount, there were also 3,790,600 shares held by the Depositary Trust Company in the United States.

     As part of a private placement during March 2000, Summit Partners acquired Series A and Series B Preferred shares of MIND. These preferred shares were converted into 2,592,600 ordinary shares (of which 650,000 shares are non-voting shares) immediately prior to our initial public offering in August 2000. Consequently, as set forth in the table above, Summit Partners owns 12.6% of our outstanding ordinary shares.

     In connection with our private placement in March 2000, Lior Salansky sold Series B Preferred shares to the Series B investors, and an aggregate of 468,240 ordinary shares to certain other purchasers. Immediately prior to our public offering in August 2000, Lior Salansky beneficially owned 4,016,200 ordinary shares, representing 23.5% of our outstanding ordinary shares. Mr. Salansky transferred an aggregate of 117,060 ordinary shares immediately following our initial public offering pursuant to obligations under the share purchase agreement relating to the ordinary shares that he sold in connection with the private placement. Consequently, Mr. Salansky currently beneficially owns 3,899,140 ordinary shares, representing 19.0% of our outstanding ordinary shares. See Item 7 'Related Party Transactions - Investment by Summit' for a description of these transactions.

     In January 1999, ADC Telecommunications Israel Ltd. exercised an option to purchase an additional number of our ordinary shares granted to it pursuant to an investment agreement dated August 1997, and subsequently increased its holdings from 15.1% to 30.2% of our then issued and outstanding ordinary shares.

     The major shareholders have the same voting rights as other shareholders, except that 650,000 of the shares held by Summit Partners and its affiliates are non-voting shares.

B.     Related Party Transactions

Investment by Summit

     Share Purchase Agreement. In March 2000, we raised approximately $12 million in a private placement of our securities to a group of funds led by

Summit Ventures V, L.P. We issued to these investors 111,111 Series A preferred shares. In connection with the same transaction, the investors also purchased 27,778 Series B preferred shares from Lior Salansky, one of our directors, for an aggregate price of $3 million. The Series B preferred shares were issued to Mr. Salansky on March 30, 2000 in exchange for 555,560 existing ordinary shares owned by Mr. Salansky. Mr. Salansky has no relationship to the entities affiliated with Summit Ventures V, L.P. The Series B investors have agreed to transfer Series B preferred shares to Mr. Salansky under specified circumstances because when those shares were purchased from him there was an agreement that if MIND reached certain valuation targets, a portion of the shares purchased from Mr. Salansky would be returned, thereby increasing the effective per share price of the shares initially purchased from him.

     Each Series A preferred share was converted into 20 ordinary shares, or an aggregate 2,222,220 ordinary shares.

     Each Series B preferred share was converted into 20 ordinary shares, or an aggregate of 555,560 ordinary shares. The investors agreed to transfer to Mr. Salansky for no consideration an amount of ordinary shares equal to the difference between the number of ordinary shares into which their Series B preferred shares were converted and the number of ordinary shares into which an equal amount of Series A preferred shares would have been converted. As our initial public offering price was $10.00 per share, no ordinary shares were transferred to Mr. Salansky.

     Simultaneously with the sale of the Series B preferred shares by Mr. Salansky described above, Mr. Salansky also sold an aggregate of 468,240 ordinary shares owned by him for a total purchase price of $2,499,481. The share purchase agreement relating to the sale of those shares provides that if we consummate an initial public offering within a period of 12 months from the date of the agreement at a specified valuation, Mr. Salansky will be deemed to have sold up to an aggregate of 585,300 ordinary shares to the purchasers. As our initial public offering price was $10.00 per share, Mr. Salansky transferred an additional 117,060 ordinary shares to those purchasers.

     Upon conversion of the preferred shares, 650,000 non-voting ordinary shares were issued to Summit Ventures, V, L.P. These non-voting ordinary shares will be automatically converted into ordinary shares on a one-for-one basis upon transfer to a third party unless that third party would then own in excess of 10% of the then outstanding ordinary shares.

     Summit Ventures V, L.P. and its related funds have no relationship with us other than their investment in the Series A and Series B preferred shares converted into ordinary and non-voting shares as described above. Kevin P. Mohan, a member of Summit Partners, LLC, the sole general partner of the sole general partner of Summit Partners V, L.P., is one of our directors. Eleven individuals, including Mr. Mohan, are members of Summit Partners, LLC.

     Registration Rights Agreement. In connection with the investment, we granted to our principal shareholders, and transferees of their shares, two demand registration rights and unlimited incidental registration rights.

     Shareholders' Agreement. In connection with the investment, we and our principal shareholders entered into a shareholders' agreement. The shareholders granted each other certain co?sale and first refusal rights, accepted certain restrictions on the transfer of their shares and agreed upon the appointment of directors and the formation of committees of the Board of Directors. In addition, we granted the shareholders certain pre-emptive rights relating to the issuance of new securities. The shareholders' agreement between us and our principal shareholders also provides that if Monica Eisinger or Lior Salansky desire to sell all or any part of the shares owned by them, other than in the public market, Summit and ADC and Ms. Eisinger or Mr. Salansky are entitled to sell a pro rata portion of the shares proposed to be sold. Except for these limited co-sale rights, the shareholders agreement terminated immediately prior to the closing of our initial public offering in August 2000.

     Repurchase of Management Shares. In connection with the investment, we repurchased an aggregate of 30 management shares, 10 each from Monica Eisinger, Lior Salansky and ADC Telecommunications Ltd. The repurchase was at nominal value.

C.   Interests of Experts and Counsel

     Not applicable.

Item 8.     Financial Information

     See Item 18.

Item 9.	The Offer and Listing

A.     Offer and Listing Details

     Our ordinary shares have been quoted on the Nasdaq National Market under the symbol MNDO. Since August 8, 2000, the following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq National Market.

Calendar Year                             Price Per Share
                                     High                    Low
2000 (commencing
    August 8, 2000)                $14.12                  $6.50

Calendar Period                           Price Per Share
                                     High                    Low
2001   First Quarter               $8.87                   $1.53
       Second Quarter
      (thru April 23, 2001)        $1.99                   $1.34
2000   Third Quarter (commencing
       August 8, 2000)             $14.12                  $7.25
       Fourth Quarter              $13.00                  $6.25

Calendar Month	                            Price Per Share
                                     High                    Low
2001   March                        $6.37                  $1.53
       February                     $8.87                  $6.43
       January                      $8.87                  $5.25
2000   December                     $8.50                  $6.25
       November                     $13.00                 $7.56
       October                     $13.00                  $7.25

B.     Plan Of Distribution

       Not applicable

C.     Markets

       Our ordinary shares are quoted on the Nasdaq National Market under the symbol MNDO.

D.     Selling Shareholders

       Not applicable

E.     Dilution

       Not applicable

F.     Expenses of the Issue

       Not applicable

ITEM 10	     Additional Information

A.     Share Capital

       Not applicable

B.     Memorandum and Articles of Associations

Objects and Purposes

     We were first registered under Israeli law on April 6, 1995 as a private company, and on August 11, 2000 became a public company. Our registration number with the Israeli registrar of companies is 51-213448-7. The full details of our objects and purposes can be found in Section 2 of our Memorandum of

Association filed with the Israeli registrar of companies. Among the objects and purposes stipulated are the following: 'to engage in any kind of commercial and/or productive business and to engage in any action or endeavor which the company's managers consider to be beneficial to the company.

Transfer of Shares and Notices

     Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, each shareholder of record will be provided at least 21 calendar days' prior notice of any general shareholders meeting.

Election of Directors

     The ordinary shares do not have cumulative voting rights in the election of directors. Thus, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders. Our board is divided into three classes of directors serving staggered three year terms, in addition to our external directors, who are not members of any class.

Dividend and Liquidation Rights

     Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders' Meetings and Resolutions

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Non-voting ordinary shares are identical in all respects to the ordinary shares except that they do not carry voting rights. Non-voting ordinary shares will be automatically converted into ordinary shares on a one-for-one basis upon transfer to a third party unless that third party would then own in excess of 10% of the then outstanding ordinary shares. Non-voting ordinary shares may also be converted into equal number of ordinary shares, except to the extent such holder would than hold 10% or more of the then outstanding ordinary shares.

     These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may designate with the consent of the shareholders voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

     Under the new Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, our articles of association require approval of 75% of the shares present and voting to remove directors or change the structure of our staggered board of directors.

     Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

     -     any amendment to the articles of association;

     -     an increase of the company's authorized share capital;

     -     a merger; or

     - approval of certain actions and transactions which require shareholder approval.

     In addition, each and every shareholder has the general duty to refrain from depriving rights of other shareholders. Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power toward the company is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties, which typically do not apply to shareholders of U.S companies, may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Restrictions on Non-Israeli Residents

     The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Memorandum of Association or Articles of Association or by the laws of the State of Israel.

Mergers and Acquisitions under Israeli Law

     The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

     The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no 25% or more shareholder in the company. If there already is another 25%, but less than 50%, shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

     Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder's shares two years following the exchange and on the balance four years thereafter even if the shareholder has not yet sold the new shares.

Modification of Class Rights

     Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by written consent of holders of a majority of the issued shares of that class, or by adoption by the holders of a majority of the shares of that class at a separate class meeting.

Board of Directors

     According to the Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all such powers and may take all such actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause the company to borrow or secure payment of any sum or sums of money, at such times and upon such terms and conditions as it thinks fit, including the grants of security interests on all or any part of the property of the company.

     A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter. For additional information, please see Item 6C 'Board Practices'.

Exculpation of Office Holders

     Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care provided the articles of association of the company allow it to do so. Our articles allow us to exempt our office holders to the fullest extent permitted by law.

     Insurance of Office Holders

     Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

     -     a breach of his duty of care to us or to another person;

     - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     -     a financial liability imposed upon him in favor of another person.

     Indemnification of Office Holders

     Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

     - a financial obligation imposed on him in favor of another person by a court judgment,including a compromise judgment or an arbitrator's award approved by the court; and reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:

     - proceedings we institute against him or instituted on our behalf or by another person;

     -     a criminal charge from which he was acquitted; or

     - a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent.

      Our articles of association also include provisions:

     - authorizing us to undertake to indemnify an office holder as described above, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

-     authorizing us to retroactively indemnify an officer or director.

Limitations on Exculpation, Insurance and Indemnification
     The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     - a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     - a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

     - any act or omission done with the intent to derive an illegal personal benefit; or

     -     any fine levied against the office holder.

     In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

     We have agreed to exempt from liability and indemnify our office holders to the fullest extent permitted under the Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.

C.     Material Contracts

       Not applicable.

D.     Exchange Controls

       There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

E.     Taxation

Israeli Tax Considerations

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli and United States tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question.

     Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

     General Corporate Tax Structure

     The regular rate of corporate tax in Israel to which Israeli companies are subject is 36%. As described below, the tax rate payable by a company which derives income from an 'Approved Enterprise' may be considerably less.

     Law for the Encouragement of Capital Investments, 1959

     The Law for Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an 'Approved Enterprise.' Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits under the law are usually not available with respect to income derived from products manufactured outside of Israel.

     Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the regular rate of 36%, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents ('foreign investment level'). The tax rate is:

     -     20% if the foreign investment level is 49% or more but less than 74%;

     -     15% if the foreign investment level is 74% or more but less than 90%;
and

     -     10% if the foreign investment level is 90% or more.

     The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income.

     The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which production commenced and 14 years from the year of receipt of Approved Enterprise status.

     A company owning an Approved Enterprise may elect to receive, in lieu of the foregoing, an alternative package of benefits. Under the alternative package, the company's undistributed income derived from an Approval Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period. A bill submitted to the Israeli parliament by the Israeli government on July 26, 2000 proposes, among other things, to increase the tax rate from zero to 10% during the exempt period under the alternative package of benefits.

     The Investment Center bases its decision of whether to approve or reject a company's application for designation as an Approved Enterprise on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits, linked to the Israeli consumer price index and interest. These conditions include:

     - adhering to the business plan contained in the application to the Investment Center;

     - financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of ordinary shares;

     - filing regular reports with the Investment Center with respect to the Approved Enterprise; and

     - obtaining the approval of the Investment Center for changes in the ownership of a company.

     Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. Since our manufacturing facilities are located in 'Area A' and since we elected to receive the alternative package of benefits (involving waiver of investment grants), our income derived from each Approved Enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from each Approved Enterprise. To date, we have two Approved Enterprises, as follows:

     - the first Approved Enterprise commenced operations in 1995 and income derived from this Approved Enterprise is exempt from tax for a period of ten years through 2004;

     - the second Approved Enterprise requires that we invest approximately $6.4 million in property, plant and equipment pursuant to an approved investment plan; and

     - after we have invested 80% of this amount, income from this Approved Enterprise will be exempt from tax for a period of ten years.

     Dividends paid out of income derived from an Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the alternative package of benefits. The dividend recipient is taxed at a reduced rate of 15%, applicable to dividends from an Approved Enterprise, if the dividend is paid during the same benefit period and at any time up to 12 years thereafter. The withholding tax rate will be up to 25% after such period. If the foreign investment level in the company exceeds 25%, the 12-year limitation period does not apply. This tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

     When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is ordinarily up to 25% and to withhold at source on behalf on the recipient of the dividend an additional 15% of the amount distributed. Through May 31, 2000 we distributed most of our income and paid corporate tax at the rate of 25%. Since then we did not distribute additional amounts as dividends. In the future, we intend to reinvest the amount of our income and not to distribute such income as a dividend.

     The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

     Law for the Encouragement of Industry (Taxes), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, a company qualifies as an 'Industrial Company' if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from capital gains, interest and dividends, is derived from Industrial Enterprises owned by that company. An 'Industrial Enterprise' is defined as an enterprise whose major activity in a particular tax year is industrial activity.

     Industrial Companies qualify for accelerated depreciation rates for machinery, equipment and buildings used by an Industrial Enterprise. An Industrial Company owning an Approved Enterprise, as described below, may choose between the above depreciation rates and the depreciation rates available to Approved Enterprises.

     Pursuant to the Industry Encouragement Law, an Industrial Company is also entitled to amortize the purchase price of know-how and patents over a period of eight years beginning with the year in which such rights were first used.

     Eligibility for the benefits under the law is not subject to receipt of prior approval from any governmental authority. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. However, the definition may be amended from time to time and the Israeli tax authorities, which reassess our qualifications annually may determine that we no longer qualify as an Industrial Company. As a result of either of the foregoing, the benefits described above might not be available in the future.

     Taxation Under Inflationary Conditions


     The Income Tax (Inflationary Adjustment) Law, 1985, commonly referred to as the Inflationary Adjustments Law, attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deduction and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. Our taxable income is determined under this law.

     The Israeli Income Tax Ordinance and regulations promulgated thereunder allow 'Foreign-Invested Companies,' which maintain their accounts in U.S. dollars in compliance with the regulations to adjust their tax returns based on exchange rate fluctuations of the NIS against the U.S. Dollar rather than changes in the Israeli consumer price index, or CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company more than 25% of the share capital of which in terms of rights to profits, voting and appointment of directors, and of the combined share capital of which including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change the election for a period of three years following the election. We adjust our tax returns based on the changes in the Israeli CPI. Because we qualify as a 'Foreign-Invested Company,' we are entitled to measure our results for tax purposes on the basis of changes in the exchange rate of the U.S. dollar in future tax years.

     Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

     The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from the services rendered in Israel. We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an Approved Enterprise, on all distributions of dividends other than bonus shares (stock dividends), unless a different tax rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

     Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, sales of the ordinary shares are exempt from Israeli capital gains tax, for so long as the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance, provided that we continue to qualify as an Industrial Company or Industrial Holding Company. See '--Law for Encouragement of Industry (Taxes), 1969.' Under a possible interpretation of the Income Tax (Inflationary Adjustment) Law, 1985, non-Israeli companies may be subject to Israeli taxation on the sale of our shares regardless of whether our shares are traded on a recognized stock exchange. Furthermore, under the income tax treaty between the U.S. and Israel, a holder of ordinary shares who is a U.S. resident will be exempted from Israeli capital gains tax on the sale of ordinary shares unless the holder owned, directly or indirectly, 10% or more of our voting power at any time during the 12-month period before the sale.

     A non-resident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

     Proposed Tax Reform

     On July 26, 2000, the Israeli government submitted a bill to the Israeli Parliament that would amend Israeli tax laws. The bill, based on the recommendations of the Public Committee on the Reform of Taxes on Income, aims to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

     The bill proposes, among other things, to impose a tax upon capital gains at a rate of up to 25% upon individuals, including capital gains derived from the sale of shares in publicly traded companies (which are currently exempt

                                                                            -48


from capital gains tax); to impose a tax on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income; and to increase the tax rate from zero to 10% on the exempt period under the alternative package of benefits for Approved Enterprises under the Law for the Encouragement of Capital Investments, 1959.

     In order to be enacted as legislation, the bill must be approved by the Israeli Parliament and published. If implemented, the bill might result in the imposition of Israeli capital gains taxes on non-Israeli residents who are not eligible for an exemption under a relevant tax treaty.


     United States Federal Income Tax Considerations

     Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of the ordinary shares to a U.S. Holder.

     A U.S. Holder is:

     -     an individual citizen or resident of the United States;

     - a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

     - an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all substantial decisions of the trust.

     Unless otherwise specifically indicated, this summary does not consider United States tax consequences to a person that is not a U.S. Holder and considers only U.S. holders that will own the ordinary shares as capital assets.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances, like the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other passthrough entity is not considered, nor are the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.
     You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the ordinary shares.

     Distributions on the Ordinary Shares

     A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares.

     Dividends paid by us in NIS will be included in the income of U.S.
holders at the dollar amount of the dividend, based upon the spot rate of exchange in effect on the date of the distributions. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S. source income or loss.

     Subject to the limitations set forth in the Code, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income payable with respect each such class. In this regard, dividends paid by us will generally be foreign source 'passive income' for U.S. foreign tax credit purposes or, in the case of a financial services entity, 'financial services income.' U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your own tax advisor to determine whether and to what extent you would be entitled to this credit.

     Disposition of Ordinary Shares

     Upon the sale or exchange of the ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange.

     Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

     Passive Foreign Investment Companies

     We will be a passive foreign investment company if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average of our assets in a taxable year are held for the production of, or produces, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing test as owning our proportionate share of the other corporation's assets and directly earning our proportionate share of the other corporation's income. If we are a passive foreign investment company:

     - a U.S. holder who has held our shares during more than one taxable year during which we were a passive foreign investment company will be required to report any gain on the disposition of the shares as ordinary income rather than capital gain. That U.S. holder will also be required to compute the tax liability on that gain, as well as the dividends and others distributions, as if the income had been earned ratably over each day in the holding period of the shareholder;

     - a U.S. holder must pay tax on amounts so allocated to prior taxable years at the highest income tax rate for each taxable year during which we were a passive foreign investment company and for which the items are treated as having been earned regardless of the rate otherwise applicable to that U.S. holder during those taxable years;

     - the taxes attributable to the prior years will be subject to an interest charge at the rate applicable to deficiencies for income tax; and

     - a U.S. holder who acquires our shares in that corporation from a decedent that will be denied the normally available step-up in tax bases in fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent's tax basis.

     Our Status as a Passive Foreign Investment Company

     We were not a passive foreign investment company in 2000. However, passive foreign investment company status is determined as of the end of the taxable year and is dependant on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. In particular, the value of our assets may be affected by factors outside our control, including fluctuations in the value of our stock, which may be deemed to impute the value of our intangible assets. Therefore, there can be no assurance that we will not become a passive foreign investment company in 2001 or in a future year.

     We will notify U.S. holders in the event we conclude that we will be treated as a passive foreign investment company for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a 'qualified electing fund' for U.S. federal income tax purposes or to elect to 'mark to market' the ordinary shares. If a U.S. holder makes one of these two elections, distributions and gain will not be recognized ratably as ordinary income over the U.S. holder's holding period or be subject to an interest charge as described above. Further, gain on the sale of the ordinary shares will be characterized as capital gain and the denial of basis step-up at death described above will not apply. However, U.S. holders making one of the two elections may be subject to current income recognition, even if we do not distribute any Cash. Both of these elections are subject to a number of specific rules and requirements, and you are urged to consult your tax advisor concerning these elections if we become a passive foreign investment company.

     Backup Withholding

     A U.S. holder may be subject to backup withholding at rate of 31% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations, or if a U.S. holder provides a tax payer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

     Non-U.S. Holders of Ordinary Shares

     Except as provided below, a non-U.S. holder of ordinary shares except certain former U.S. citizens and long-term residents of the United States generally will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders generally will be subject to information reporting and, under regulations generally effective January 1, 2001, to backup withholding at a rate of 31% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

     Non-U.S. holders generally will be subject to information reporting and backup withholding at a rate of 31% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a 'U.S. related person, 'information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a 'U.S. related person' is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

     If a foreign judgment is enforced by an Israel court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at a rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory must bear the risk of unfavorable exchange rates.

F.     Dividends and paying agents

       Not applicable.

G.     Statement by Experts

       Not applicable.

H.     Documents on Display

     You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at MIND C.T.I. Ltd., Industrial Park, Building 7, Yoqneam, 20692, Israel, Attention: Elad Naggar, Chief Financial Officer, telephone 972-4-993-6666.

     A copy of each report submitted in accordance with applicable United States law is available for review at our principal executive offices.
A copy of each document (or a translation thereof to the extent not in English) concerning MIND that is referred to in this Annual Report on Form 20-F, is available for public review at our principal executive offices at Industrial Park, Building 7, Yoqneam, 20692, Israel.

I.     Subsidiary Information


       Not applicable.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

     We endeavor to limit our balance sheet exposure to the changes between the U.S. dollar and other currencies by attempting to maintain a similar level of assets and liabilities in any given currency, to the extent possible. However, this method of matching levels of assets and liabilities of the same currency is not always possible to achieve.

     The following table sets forth our consolidated balance sheet exposure as of December 31, 2000.
                                                      Current
                                                      Monetary
                                                       Asset
Currency                                           (Liability-net)
----------                                         (In thousands)
                                                -------------------
NIS                                               $        241
Other non-dollar currencies                       $      1,052
                                                  ------------
                                                  $      1,293
                                                    ==========

     The balance sheet exposure as of December 31, 2000 is $1.2 million in net assets. Our annual expenses in NIS are approximately $9.0 million. An increase of the value of the NIS against the U.S. dollar by 1% may result in an increase in our operating expenses by approximately $90,000.

Item 12.     Description of Securities Other Than Equity Securities

     Not applicable.

       PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

E.     Use of Proceeds

     The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. A total of 3,000,000 of our ordinary shares were sold at a price of $10.00 per share to an underwriting syndicate led by Lehman Brothers, U.S. Bancorp Piper Jaffray , CIBC World Markets and Fidelity Capital Markets (the 'Underwriters'). The offering commenced on August 8, 2000 and closed on August 11, 2000. As part of the same offering, an additional 450,000 of our ordinary shares were sold to the Underwriters in connection with the exercise of their over-allotment option. The initial public offering resulted in gross proceeds to us of $34.5 million, $2.4 million of which was applied toward the underwriting discount. Expenses related to the offering totaled approximately $2.1 million. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2000, all proceeds have been invested in highly liquid bank deposits.

     All of the foregoing offering-related expenses were direct or indirect payments to persons other than (i) directors, officers or their associates: (ii) persons owning ten percent (10%) or more of our ordinary shares; or (iii) affiliates of MIND.

Item 15.     [Reserved]

Item 16.     [Reserved]

        PART III

Item 17.     Financial Statements

             Not applicable.

Item 18.     Financial Statements

Attached.

ITEM 19.     EXHIBITS

(a) The following consolidated financial statements and related auditors' report are filed as part of this Annual Report.

                                                     Page

Table of Contents to 2000 Consolidated
          Financial Statements                       F-1
Report of Independent Auditors                       F-2
Consolidated Financial Statements Balance Sheets     F-3 - F-4
Statements of Income                                 F-5
Statements of changes in shareholders' equity         F-6
Statements of cash flows                             F-7
Notes to financial statements                        F-9 - F-30

(b)     Exhibits:

        The following exhibits are filed as part of this Annual Report:

Exhibit        Exhibit
No.
1.1*           Memorandum of Association

1.2*           Articles of Association
4.1*           MIND 1998 Share Option Plan

4.2*           MIND 2000 Share Option Plan

8**            List of Subsidiaries

10.1*          Share Purchase Agreement by and among MIND C.T.I. Ltd., Lior
Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Purchasers listed therein, dated March 30, 2000

10.2*          Registration Rights Agreement by and among MIND C.T.I. Ltd., Lior
Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Investors listed therein, dated as of March 30, 2000

10.3*          Shareholders Agreement by and among MIND C.T.I. Ltd., Lior
Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Purchasers listed therein, as amended by an amendment agreement dated July 10, 2000

10.4*          Escrow Agreement by and among Lior Salansky, Oscar Gruss & Son,
Yaron Amir, Ilan Melamed, the Purchasers listed therein and Ravillan, Volovelsky, Dinstein, Sneh & Co. as Trustees, dated April 6, 2000

10.5*          Share Purchase Agreement by and among Lior Salansky, Oscar Gruss
& Son Inc., Yaron Amir, Ilan Melamed and the Purchasers listed therein, dated April 6, 2000

10.6*          Waiver between Summit, ADC Teledata Communications Ltd., Monica
Eisinger and Lior Salansky dated August 1, 2000

10.7**, Consent of Kesselman & Kesselman, independent auditors of MIND C.T.I.
Ltd.

*     Incorporated by reference to MIND C.T.I. Ltd's Registration
Statement (File 333-12266) F-1.

**    Filed herewith.


                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20?F and has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                  MIND CTI LTD.

                           /s/ Monica Eisinger
                  ----------------------------

                  By:     Monica Eisinger
                    --------------------------
                  Title:  President
                    --------------------------
                           Date:   May __, 2001
   --------------------------

        EXHIBIT 8

   List of Subsidiaries

Name of Subsidiary   Jurisdiction of Incorporation

MIND C.T.I. Inc.     New Jersey

MIND Software SRL    Romania

MINDIA               Netherlands

MIND Japan KK        Japan

                                                                            -54-


        EXHIBIT 10.7

    Consent Of Independent Public Accountants

     We hereby consent to the incorporation by reference in this Annual Report on Form 20-F of MIND C.T.I Ltd. for the year ended December 31, 2000, and in the Registration Statements on Form S-8 (Registration No. 333-54632) of our Report dated February 12, 2001, which appears on page F-2 of the consolidated financial statements of MIND C.T.I Ltd.






      /s/ Kesselman & Kesselman
Tel-Aviv, Israel   Kesselman & Kesselman
May __, 2001   Certified Public Accountants (Isr.)




                                       -57-