Form 20-F
period 2001-12-31
MIND CTI LTD
filed 2002-06-27
CIK 1119083

UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                              FORM 20-F

    _  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
       THE SECURITIES EXCHANGE ACT OF 1934
                                OR

    X  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year ended December 31, 2001
                                OR

    _  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _________________

Commission file number 000-31215
                      ___________
                                  MIND CTI LTD.
____________________________________________________________________
            (Exact name of Registrant as specified in its charter
              and translation of Registrant's name into English)

                                      ISRAEL
____________________________________________________________________
                    (Jurisdiction of incorporation or organization)

            Industrial Park, Building #7, Yoqneam, 20692, Israel
____________________________________________________________________
                     (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class       Name of each exchange on which registered
None __________  __________________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.
              Ordinary Shares, nominal value NIS 0.01 per share
____________________________________________________________________
                       (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None_______________________________________________________________
                       (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

















As of December 31, 2001, the Registrant had outstanding 20,654,220 Ordinary Shares, nominal value NIS 0.01 per share , of which 650,000 are designated as Non-Voting Ordinary Shares.

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

Indicate by check mark which financial statement item the Registrant has elected to follow.
                                                _ Item 17    X     Item 18
                              -2-




















































PART I
Unless the context requires otherwise, 'MIND',  ' us',  ' we'    and  'our'
refer to MIND  C.T.I. Ltd. and its subsidiaries.

Item 1.     Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

            Not applicable.

Item 3.     Key Information

A.    Selected Financial Data
The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2001. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 "Operating and Financial Review and Prospects."

                             Years Ended December 31,
                      ---------------------------------------
                       1997    1998     1999    2000    2001
                      ------  -----  -------  ------  -------
                 In US $ thousands, except share and per share data)
                      ---------------------------------------
Consolidated Statement
  of Operations Data:
Revenues:
  Sales of licenses    $1,500  $3,385  $6,791  $12,476  $7,108
Services                  491     685   1,405    3,137   3,361
                      ------  ------  ------  ------   -------
Total revenues..        1,991   4,070   8,196   15,613  10,469
Cost of revenues          515     823   1,487    2,203   2,113
                      ------  ------  ------  ------   -------
Gross profit...         1,476  3,247    6,709   13,410   8,356
Research and development,
  expenses, net           397   1,049   1,927     3,795  4,439
Selling, general and
  administrative
  expenses:
    Selling expenses      347     863   1,958     4,774   6,880
    General and
     administrative
       expenses           353     592   1,000     1,928    3,099
                      ------  ------  ------  ------   -------
Operating income (loss)   379     743   1,824     2,913   (6,062)
Financial and other income
 net                       77      99     137     1,080    1,590

Income (loss) before taxes
 on income                456     842   1,961     3,993   (4,472)
Taxes on income           114     201     447       245        7
                        ------  ------  ------  ------   -------
Income (loss) before
minority interest         342     641   1,514     3,748   (4,479)
Minority interest in
losses of a Subsidiary     -       -      -         -         89


Net income (loss)       $ 342   $ 641 $ 1,514   $ 3,748  $(4,390)
Accretion of mandatorily
 redeemable preferred
 shares to mandatory
 redemption value         --      --      --    (8,894)      --
Amortization of beneficial
 conversion feature of
 redeemable convertible
 preferred shares         --      --      --    (7,223)      --
                      ------  ------  ------  ------   -------
Net income (loss)
 applicable to ordinary
 Shares                  $342    $641  $1,514  $(12,369) $(4,390)
Earnings (loss) per
 ordinary share -
  basic  and diluted     $0.03   $0.05   $0.10   $(0.73)  (0.21)
                      ------  ------  ------  ------   -------
Weighted average number
 of ordinary shares
 used in computation
 of earnings (loss) per
 ordinary share - in
 thousands:
  Basic                 11,163  12,246  14,667  16,897   20,654
                        ======  ======  ======  ======   ======
  Diluted               11,200  12,283  14,984  16,897   20,654
                       ======  ======  ======  ======    ======
Dividends per
 ordinary share          $0.02   $0.01   $0.03   0.12    $0.00
                       ======  ======  ======  ======    ======

                                       As of December 31,
                            -----------------------------------------------
                               1997      1998     1999     2000     2001
                            --------  --------  --------  -------   -------
                                               (In US thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents     $  39   $   803  $ 2,646  $ 43,373   $39,723
Working capital                 974     1,181    4,415   46,689     41,640
Total assets                  2,088     3,217    7,493   52,948     46,734
Share capital and additional
paid-in capital               1,102     1,103    3,442   60,831     60,984
                             ------     ------   ------   ------    -------
Total shareholders' equity    1,257     1,760     5,220   48,227    43,991


     B.     Capitalization and Indebtedness
              Not applicable.

     C.     Reasons for the Offer and Use of Proceeds
              Not applicable.

      D.     Risk Factors

     We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

A continued slow down in expenditures by telecommunications service providers could have a material adverse effect on our results of operations.

     The global deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000 and continuing throughout 2001. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. As a result, our revenues for the year ended December 31, 2001 were lower than for the previous year. A further decline in Capital expenditures by telecommunications services providers may reduce our Sales and could result in additional pressure on the price of our products, both of which would have a material adverse effect on our operating results.

Our revenues and operating results may vary significantly from quarter to quarter.

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

     * the timing of orders for our software may be delayed as customers typically order our billing and customer care software only after other vendors have provided the network infrastructure, a process that is subject to delay. It is therefore difficult for us to predict the timing of orders for our products by customers;

     * the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

    * changes in our pricing policies or competitive pricing by our competitors;

    * the timing of releases of new products by manufacturers of telecommunications equipment with which our billing and customer care software operates; and

    *    the timing of product introductions by competitors.

     In future quarters, our operating results may be below the expectations of public market analysts and investors, and as a result, the price of our ordinary shares may fall. For example, our operating results for the quarter ended March

31, 2001 were below expectations and the announcement of our revised expectations resulted in a drop in the price of our ordinary shares.

If the demand for IP-based services does not continue to grow, the demand for our billing and customer care software would diminish substantially.

     A substantial portion of our business depends on the growth in demand for IP-based services. Growth in the demand for IP services is a phenomenon that may not reoccur. If growth in the demand for IP services does not reoccur, we will continue to face substantially diminished demand for our billing and customer care software. The failure of the IP-based services market to grow and develop will have a material and adverse impact on our results of operations and financial condition.

We have a limited operating history as a provider of billing and customer care software for traditional wireline and wireless operators. As a result, it is difficult to evaluate our business in this market.

     Until March 2001, our billing and customer care software was implemented for Voice over IP and additional IP-based services only. Following our acquisition of VeraBill in March 2001, we began to offer billing and customer care software to operators of traditional wireline and wireless telephony worldwide. We intend to invest in research and development and in marketing in order to offer enhanced software for this market. Therefore, we will experience the risks and difficulties frequently encountered by companies entering new market segments, including those discussed in this report. Our business strategy may not prove successful and we may not successfully address these risks. We cannot be sure that our software will achieve acceptance in this market segment. In addition, there may never be significant demand for new billing and customer care software for providers of traditional services.


The customer base for our traditional wireline and wireless billing and customer care products is characterized by small to medium size telephony carriers. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially.

     Our traditional wireline and wireless billing and customer care products target small to medium size telephony carriers. Our growth in this field depends on continued growth of these traditional telephony carriers. We cannot be certain that small to medium size telephony carriers will be able to successfully compete with large telephony carriers in existing markets or will successfully develop in new and emerging markets. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially and our business would suffer.

If our products fail to achieve widespread market acceptance, our results of operations will be harmed.

     Our future growth depends on the continued commercial acceptance and success of our products. We first introduced our billing and customer care software for Voice over IP in 1997 and since then we have developed new versions that offer mediation, rating, billing and customer care for multiple services. Accordingly, we cannot be sure that our products will achieve widespread market acceptance. Our future performance will depend on the successful development, introduction and consumer acceptance of new and enhanced versions of our products. We are not certain that we will be able to develop new and enhanced products to meet changing market needs. If our new and enhanced products are not well received in the marketplace, our business and results of operations will be harmed. We cannot assure you that we will be successful in developing and marketing new products.

We depend on our marketing alliances and reseller arrangements with manufacturers of telecommunications equipment to market our products. If we are unable to maintain our existing marketing alliances, or enter into new alliances, our revenues and income will decline.

     We have derived, and anticipate that we will continue to derive, a significant portion of our market opportunities and revenues from our marketing alliances and reseller arrangements with major manufacturers of telecommunications equipment, including Alcatel, Cisco, Ericsson, Lucent and VocalTec, which market our products to their customers. Our marketing alliance and reseller arrangements with these parties are nonexclusive and do not contain minimum sales or marketing performance requirements. In some instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Our marketing allies and resellers also work with some of our competitors, and have invested in these competing companies. For example, Cisco Systems Inc. has invested in Portal Software Inc., one of our competitors. Moreover, our marketing allies and resellers may develop their own internal mediation, rating, billing and customer care software products that compete with ours and sell them as part of their equipment. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers develop their own competing mediation, rating, billing and customer care software products, our revenues and income will decline.

We depend on a limited number of customers who generate a significant portion or our revenues.

     28.7% or our total revenues in 2001 were generated by sales to two customers. Our future growth will depend on, among other things, our ability to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers. Our operating results and financial condition could be affected if we are unable to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers.

If our software does not continue to integrate and operate successfully with the telecommunications equipment of the leading manufacturers, we may be unable to maintain our existing customer base and/or generate new sales

     The success of our software depends upon the continued successful Integration and operation of our software with the telecommunications equipment of the leading manufacturers. We currently target a customer base that uses a wide variety of network infrastructure equipment and software platforms, which are constantly changing. In order to succeed, we must continually modify our software as new telecommunications equipment is introduced. If our product line fails to satisfy these demanding and rapidly changing technological challenges, our existing customers will be dissatisfied. As a result, we may be unable to generate future sales and our business will be materially adversely affected.

If we fail to attract and retain qualified personnel we will not be able to implement our business strategy or operate our business effectively.

     Our products require sophisticated research and development, sales and marketing, software programming, and technical customer support. Our success depends on our ability to attract, train, motivate and retain highly skilled personnel within each of these areas of expertise. Qualified personnel in these areas are in great demand and are likely to remain a limited resource for the foreseeable future. We cannot assure you that we will be able to attract and retain the skilled employees we require. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be harmed.

     Because our market is new and evolving, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of Monica Eisinger, our President and Chief Executive Officer and one of our founders, and other members of senior management. Because the demand for highly qualified senior personnel exceeds the supply of this type of personnel, it will be difficult to replace members of our senior management if one or more of them were to leave us. If either Ms. Eisinger or other members of the senior management team are unable or unwilling to continue their employment with our company, our business will be harmed.

Our success depends on our ability to continually develop and market new and more technologically advanced products and enhancements.

      The market for our products and the services they are used to support is characterized by:

     * rapid technological advances like the development of new standards for communications protocols;

     * frequent new service offerings and enhancements by our customers, such as value-added IP-based services and new rating plans; and

     *   changing customer needs.

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

From time to time, our software and the systems into which it is installed contain undetected errors. This may cause us to experience a significant decrease in market acceptance and use of our software products and we may be subject to warranty and other liability.

     From time to time, our software, as well as the systems into which it is integrated, contain undetected errors. Because of this integration, it can be difficult to determine the source of the errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:

     * diversion of our resources and the attention of our personnel from our research and development efforts to address these errors;

     * negative publicity and injury to our reputation that may result in loss of existing or future customers; and/or

     *   loss of or delay in revenue and loss of market share.

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

If our billing and customer care software for IP services fails to achieve market acceptance among traditional telecommunications service providers, we may suffer a decrease in market share, revenues and profitability.
     We believe that as the demand for IP services grows, traditional telecommunications service providers will increasingly offer IP services to remain competitive and these providers will constitute a growing portion of the IP services market. These companies already have relationships with traditional billing and customer care software providers for their telephony services, and may wish to work with their current providers of billing and customer care software to enhance and modify that software for IP services. If our billing and customer care software for IP services fails to achieve market acceptance among traditional telecommunications service providers, we may suffer a decrease in market share, revenues and profitability.

Because some of our customers require a lengthy approval process before they order our products, our sales process is often subject to delays that may decrease our revenues and seriously harm our business.

     In 2001, we derived 75% of our revenues from the sale of software and related services to providers of IP services and traditional wireline and wireless telephony services. Before we can sell our software to some of these customers, they must conduct a lengthy and complex approval and purchase process. Prospective customers must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems.

     The following factors, among others, affect the length of the approval process:

     * the time involved for our customers to determine and announce their specifications;

     *   the complexity of the networks being deployed;

     * the timely delivery by telecommunications equipment manufacturers of the hardware comprising the customer's network infrastructure

     * the build-up of the customer's network infrastructure; and the timely release of new versions of products comprising the customer's network infrastructure by the vendors of those products.

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

     Competition in our industry is intense and we expect competition to increase. We compete both with emerging billing companies such as Portal Software Inc. and Digiquant as well as with the more established traditional billing and customer care companies, such as Amdocs Ltd. and Convergys Corporation (after the acquisition of Geneva Technology by Convergys Corporation). Some of our competitors have greater financial, technical, sales, marketing and other resources, and greater name recognition than we do. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressures will not harm our financial results.

We may seek to expand our business through acquisitions that could result in diversion of resources and extra expenses, which could disrupt our business and harm our financial condition.

     We may pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. For example, in March 2001 we acquired the VeraBill product line for traditional

                                       11-

wireline and wireless carriers for $1 million. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management's attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

     *   potentially dilutive issuances of equity securities;

     *   the incurrence of debt and contingent liabilities;

     *   amortization of intangible assets;

     *   research and development write-offs; and

     *   other acquisition-related expenses.

     Acquired businesses or joint ventures may not be successfully integrated with our operations or with our technology. If any acquisition or joint venture were to occur, we may not receive the intended benefits of the acquisition or joint venture. In addition, we have limited experience with respect to negotiating an acquisition and operating an acquired business. If future acquisitions disrupt our operations, our business may suffer

If we are unable to adequately protect our intellectual property or become subject to a claim of infringement, our business may be materially adversely affected.

     Our success and ability to compete depend substantially upon our internally developed technology. Any misappropriation of our technology could seriously harm our business. In order to protect our technology and products, we rely on a combination of trade secret, copyright and trademark law. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our software or technology or to develop software with the same functionality. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent misappropriation, particularly in foreign countries where the laws may not protect our intellectual property rights as fully as in the United States

Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services in the mediation, rating billing and customer care industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or court order that could prevent us from selling our software. Any of these events could seriously harm our business.

                                        -12

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

Some members of our board of directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner adverse to us

     Mr. Mohan, a member of our board of directors, is a general partner of Summit Partners and a director of Martin and Associates, a company partially owned by Summit Partners. Martin and Associates is a provider of billing and customer care software for local telephony providers and might compete with us in the future. In addition, Mr. Rosen, who is also a member of our board of directors, is a corporate executive of ADC Telecommunications Israel Ltd. ADC Telecommunications Inc. acquired Saville Systems plc, one of our competitors. Mr. Mohan and Mr. Rosen, as directors of our company, will have fiduciary duties, including duties of loyalty, to our company but may also have conflicts of interest with respect to matters potentially involving or affecting us, such as acquisitions or other corporate opportunities that may be suitable for both us and Summit Partners, Martin and Associates or ADC Telecommunications, as the case may be. Although we believe that these directors will be able to fulfill their fiduciary duties to our shareholders despite their involvement with Summit Partners and ADC Telecommunications, there could be potential conflicts of interest when these directors are faced with decisions that could have different implications for our company and either Summit Partners or ADC Telecommunications. These conflicts could be resolved in a manner adverse to us, which could harm our business. For more information relating to how we handle conflicts of interest, see Item 6 "Directors, Senior Management and Employees - Approval of Specified Related Party Transactions under Israeli Law."

Because a substantial majority of our revenues are generated outside of Israel, our results of operations could suffer if we are unable to manage international operations effectively.

     During 2001, approximately 90% of our revenues were generated outside of Israel. Our sales outside of Israel are made in more than 20 countries. We currently have sales and support offices located in Hasbrouck Heights, New Jersey, Beijing, China, Tokyo, Japan and Jassy, Romania. In addition, we have an R&D team in Jassy, Romania. We plan to establish additional facilities in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

     *   staffing and managing foreign operations;

     *   increased risk of collection;

     *   potentially adverse tax consequences;

     * the burden of compliance with a wide variety of foreign laws and regulations;

     *   burdens that may be imposed by tariffs and other trade barriers; and

     *   political and economic instability.

Our business may be negatively affected by exchange rate fluctuations

     Although most of our revenues are denominated in U.S. dollars and Euros, approximately 57% of our expenses are incurred in New Israeli Shekels, or NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, devaluation in the Euro or local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations. The imposition of price or exchange controls or other restrictions on the conversion of foreign currencies could affect our ability to collect payments, which in turn, could have a material adverse effect on our results of operations and financial condition.

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

Risks Relating to the Market for our Ordinary Shares

Holders of our ordinary shares who are United States residents face income tax risks.

     We believe that we classified as a passive foreign investment company, or PFIC, for 2001. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and could cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either:

     *   75% or more of our gross income is passive income; or

     * 50% or more of the average value of all of our assets for the taxable year produce, or are held for the production of, passive income

     As a result of our substantial cash position and the decline in value of our ordinary shares, we believe that we classified as a PFIC for 2001 under the asset test. We could also be deemed a PFIC in 2002. A separate determination must be made each year as to whether we are a PFIC.

Highly complex rules apply to U.S. holders of our ordinary shares if we are treated as a PFIC for U.S. federal income tax purposes for any year during the U.S. holder's holding period. Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these tax rules. U.S. residents should carefully read Item 10.E "Taxation - United States Federal Income Tax Considerations" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares

Our share price has fluctuated and could continue to fluctuate significantly

     The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has decreased significantly since our initial public offering in August 2000. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:


     * fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

     * shortfalls in our operating results from the levels forecast by securities analysts;

     *   public announcements concerning us or our competitors;

     *   changes in pricing policies by us or our competitors;

     *   market conditions in our industry; and

     * the general state of the securities market (particularly the technology sector).

     We do not control these matters and any of them may adversely affect our business internationally. In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular has been subjected to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

Substantial sales of our ordinary shares could adversely affect our share price

     Sales of a substantial number of ordinary shares could adversely affect the market price of our ordinary shares. Given the likely volatility that exists for our ordinary shares, such sales could cause the market price of our ordinary shares to decline.

     As of May 22, 2002, we had outstanding 20,666,220 ordinary shares and 4,330,482 ordinary shares that are freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. In addition, many of our ordinary shares were issued outside the United States under Regulation S and are freely tradable without restriction or further registration under the federal securities laws unless held by our affiliates.

     Holders of 15,555,338 ordinary shares have the right to require us to register their shares on two occasions, and have incidental registration right with respect to those ordinary shares. In addition, as of June 10, 2002 there were outstanding options to purchase a total of 2,032,320 ordinary shares, of which 546,895 were vested, and we were authorized to grant options to purchase 223,680 additional ordinary shares. We have filed a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

Some of our shareholders continue to be able to control the outcome of matters requiring shareholder approval.

     As of May 22, 2002, Monica Eisinger, Lior Salansky, ADC Telecommunications Israel Ltd. and Summit Partners and its affiliates beneficially own an aggregate of 15,743,740 ordinary shares (including 650,000 non-voting ordinary shares that are held by Summit Partners) representing approximately 76.2% of our outstanding ordinary shares and 75.4% of the outstanding voting shares. These shareholders, if they vote together, are able to control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. This concentration of ownership may adversely affect our share price.

Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may harm our operating results.

     We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Accordingly, our operations, financial position and operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, which has led to a crisis in the middle-east peace process and affected Israel's relationship with its Arab citizens and several Arab countries. The hostilities between Israel and the

Palestinians have intensified in the past few months. After a surge in Palestinian attacks, Israel mobilized reserve soldiers in April 2002 to participate in a military sweep of certain Palestinian-controlled areas. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

     We receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. These tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The termination or reduction of these tax benefits could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10 "Additional Information - Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 7 to our financial statements contained in Item 18.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

     We have received grants in the past from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the office of the Chief Scientist up to 300% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Approval is not required for the export of any products resulting from the funded technology. For more information about the law relating to the Office of the Chief Scientist, including a proposed amendment to the law, see Item 4.B "Information on the Company-Business Overview-Israeli Office of the Chief Scientist."

Our operating results may be negatively affected by the obligation of some of our key personnel to perform military service.

     Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually, and may, during times of emergency, be required to serve for longer periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption in our operations would harm our business.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities laws claims in Israel.

     We are incorporated in the State of Israel. Substantially all of our executive officers and directors are nonresidents of the United States, and asubstantial portion of our assets and the assets of these persons are located outside the United States. We have been informed by our legal counsel in Israel that original actions may not be instituted in Israel to enforce civil liabilities under the Securities Act and the Exchange Act. However, subject to specified time limitations, Israeli courts are authorized to enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil mater provided that:

     * adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

     * the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel

     * the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

     * the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties

     * an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the United States court; and

     * the U.S. court is not prohibited by law from enforcing judgments of Israel courts.

     Therefore, it may be difficult for a shareholder, or any other person or Entity to collect a judgment obtained in the United States against us or any of These persons, or to effect service of process upon these persons in the United States.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult a change of control and therefore may depress the price of our stock.

     Some of the provisions of our articles of association and Israeli law could, together or separately:

     *   discourage potential acquisition proposals;

     *   delay or prevent a change in control; and

     * limit the price that investors might be willing to pay in the future for our ordinary shares.

     In particular, our articles of association provide that our board of directors will be divided into three classes that serve staggered three-year terms and authorize our board of directors to adopt protective measures to prevent or delay a coercive takeover, including without limitation the adoption of a "Shareholder Rights Plan". In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See Item 10 "Additional Information -Mergers and Acquisitions under Israeli Law." Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder's shares two years following the exchange and on the balance of the shares two years thereafter even if the shareholder has not yet sold the new shares. Finally, the terms of the grants we received in the past from the Office of the Chief Scientist require prior approval of the acquisition of any shares by a non-Israeli acquirer or the acquisition of 25% of our shares by an Israeli acquirer, excluding the shares in our public float.

A proposed reform of the Israeli tax system could have adverse consequences on us and our shareholders.

     On June 17, 2002, the Israeli government approved the recommendations of the Committee on the Reform of Taxes on Income (the 2nd Rabinovitz committee) to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

     The committee recommended to impose a 15% tax upon real capital gains realized as of a specific date (yet to be determined) from the sale of shares of companies traded on the Tel Aviv Stock Exchange by individuals who are Israeli residents. Such sales are currently exempt from capital gains tax in Israel. It is not clear from the committee's recommendations whether such tax rate would apply to the sale of shares of a company that is considered an "industrial company" and whose shares are traded on a non-Israeli stock exchange. Such sales are currently exempt from capital gains tax in Israel. In any case, non-Israeli residents will continue to be exempt from tax in Israel upon the sale of our ordinary shares.

     In addition, the committee recommended the following, among other things:

     * To reduce the tax on capital gains (other than gains deriving from the sale of publicly traded securities) to a general rate of up to 25%;

     * To impose a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties; and

     * To introduce controlled foreign corporation (CFC) rules into the Israeli tax structure. Under such rules, an Israeli resident who controls a foreign corporation, a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend.

         To be enacted as legislation the report of the committee must be approved by the Israeli parliament and published, and the substance of the recommendations could undergo significant revision during that process. Such legislation could have adverse tax consequences for us and for our shareholders. Because we cannot predict to what extent this committee's recommendations will eventually be enacted into law, we and our shareholders face uncertainties as to the potential consequences of this tax reform initiative.
Item 4.     Information on the Company

A.     History and Development of the Company.

General

     Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6,1995 as a company with limited liability, and we are subject to the Israeli Companies Law, 1999 (Companies Law) and the regulations promulgated thereunder. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 20692, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is MIND C.T.I. Inc. and its principal offices are located at 777 Terrace Avenue, Hasbrouck Heights, New Jersey, 07604.

Developments since January 1, 2001

     On March 25, 2001, MIND acquired from Veramark Technologies Inc. all the rights for the VeraBill product line, a mediation, provisioning and billing solution for wireline and wireless mid-size carriers, for $1 million. Following the VeraBill acquisition, we are able to offer billing and customer care software to operators of traditional wireline and wireless telephony worldwide. We intend to invest in research and development and in marketing in order to offer enhanced solutions for this market.

     In mid 2001, we began to target a new market segment, offering solutions that enable the deployment of IP-services to large wireless operators.

     Our board of directors has decided to list our shares for trading on the Tel-Aviv Stock Exchange (TASE). However, the Israeli Securities Law, 1968, prohibits the initial listing on the TASE of the securities of a company if such company's share capital is divided into more than one class of shares where the voting rights of such shares do not carry equal voting rights in proportion to their nominal value. Our share capital is currently divided into ordinary shares and non-voting ordinary shares.

In order to complete the listing of our shares on TASE, our non-voting ordinary shares need to be converted into ordinary shares and our memorandum and articles of association must be amended so that we will only have one class of shares, the ordinary shares. Accordingly, our board of directors has recommended that our shareholders, at our annual general meeting scheduled for June 27, 2002, approve the conversion of all of the non-voting ordinary shares into ordinary shares on a 1:1 basis and the corresponding amendment of the Company's memorandum and articles of association so that the Company will have only one class of shares with equal voting rights. The adoption of these resolutions is subject to the approval of the holders of the non-voting ordinary shares.

B.     Business Overview

Overview

     IP Mediation, Rating, Billing and Customer Care Solutions

     We develop, manufacture and market real-time mediation, rating, billing and customer care software for multiple IP-based services, including voice, data and content. We expect that our software will also support other services that may be offered in the future by operators over the IP infrastructure. The basic difference between billing for these services is the method of rating (calculating the cost) of each service. For example, voice is rated by duration and destination, data is rated either by packets or by bytes, and content is rated by its nature.

     Voice over IP, also known as Internet telephony, is the real-time transmission of voice communications over the public Internet and private networks based on Internet Protocol, commonly known as IP. Internet Protocol is the process by which data is transmitted from one computer to another on the Internet. Our billing and customer care software, known as MIND-iPhonEX, enables providers of multiple IP-based services to meet complex, mission-critical billing and customer care needs. MIND-iPhonEX is scalable, which means that it is easily adapted to changes in the size and configuration of a service provider's network. It interfaces with the IP telecommunications equipment of major manufacturers, such as Cisco Systems and Ericsson. We have installed MIND iPhonEX for a large base of customers worldwide, including:

     * Traditional telecommunications service providers that also offer Voice over IP telephony, such as China Netcom Corporation (China Netcom), China United Telecommunications Corp. (China Unicom), Marconi Telecom, Singapore Telecommunications Limited (SingTel), Sovintel, Telefonica del Peru and Verizon;

     * Internet telephony service providers that primarily offer Voice over IP services and do not offer traditional telephone services, including, among others, BudgetTel Australia Pty. Ltd., Capcom International, ePHONE Telecom Inc., TCSI Ireland and NetOne SA; and

     * Internet service providers such as Artelecom, Exonet Communications SA and Vivodi International.

     Traditional Telephony Billing and Customer Care Solutions

     During 2001 we completed the acquisition of the VeraBill line of telephony billing and customer care software solutions from Veramark Technologies Inc. The VeraBill product line, now marketed under the MindBill name, provides mediation, provisioning and billing solutions for small and medium size wireline and wireless telephony carriers. The MindBill product line targets wireline and wireless telephony carriers with up to a few hundred thousand subscribers. MindBill and VeraBill have been installed at a large base of customers worldwide, including:

     * Traditional wireline telephony providers such as Antigua Public Utilities Commission, Malawi Telecommunications Ltd. and Telefonia Bonairiano; and

     * GSM wireless telephony providers including American Samoa Telecommunications Authority and SouthEast Telephone.

     Professional Services

     We also provide professional services, primarily to our billing and customer care customers, consisting of installation, customer support, training and maintenance services, customization and project management. Our professional services also include turnkey project implementation services.

     Enterprise Call Management Systems

     In addition to our billing and customer care software, we offer two call management systems used by organizations for call accounting, traffic analysis and fraud detection. Our enterprise software, which we call PhonEX, has been installed in many locations throughout the world for customers including Credit Suisse First Boston, BezeqCall Communications Ltd. and ST Microelectronics. Our other enterprise software which we call MEIPS, is a product directed towards the same market segment where IP switches are implemented. MEIPS has been installed at a variety of locations around the world for customers including Cisco Systems and Getronics.

Our Market Opportunity

     IP Market - Technology Background

     Traditional telephone communications are transmitted through networks base on circuit switching technology that requires an open connection to be established and maintained between calling parties for the entire path and duration of a call. Voice, data and video content is transmitted through IP on the public Internet and private networks based on Internet Protocol that were initially developed for transmitting data, such as e-mail. These networks do not require an open circuit for the entire path or duration of the transmission. In a network using IP technology, the data is divided into compressed packets that are sent to a final destination where they are reassembled back to their original order. In this type of network, multiple streams of information can travel through different paths in the network, allowing a more efficient use of the network.

     In recent years, the improvements in the technologies used in IP networks have led to an increase in the use of this type of network to voice, data and video content over what are known as convergent networks. The IP market has emerged from these technological advances.

     Wireless IP Services Industry Background

     The new generations of mobile communication technologies, starting with 2.5G technologies such as general packet radio service (GPRS) and 3G technologies such as universal mobile telecommunications system (UMTS), pose new challenges for wireless operators, service and content providers, and enable new and complex revenue streams and partnerships. The new technologies offer a much wider bandwidth based on packet switching and an 'always on' mode of operation. This opens the market to a variety of new services and options that were not feasible in 2G networks. Furthermore, because the average revenue per user
(ARPU) for traditional voice services is declining, operators are looking for new sources of revenue based on these next-generation technologies.

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

        Our business opportunity in IP services billing and customer care is derived from:

     * our existing customers that deployed IP networks to offer Voice over IP services and are now expanding their offerings to additional IP services;

     *   emerging service providers such as application services providers
         (ASPs), and integrated communication providers ( ICPs), and others that require new billing solutions to accommodate their complex business models; and

     * traditional telecommunications service providers, internet service providers (ISPs), and wireless and cable operators that are expanding or migrating their existing infrastructure to IP, require new billing solutions.

     Voice Over IP Industry Background

     Voice over IP offers a number of advantages to subscribers over traditional telephony. Providers of Voice over IP services can offer their subscribers enhanced voice and data communications services and applications, such as:
     * unified messaging services permitting single source retrieval of voice mail, e-mail and faxes through the Internet or by phone or any other Internet-capable devices;

     * personal computer-to-phone services allowing subscribers to place calls through a personal computer and speak to a party who uses a standard telephone; and

     * web-based services that allow a live voice connection from any web site to any regular telephone over the Internet while continuing to view the web-site.

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

     Billing and Customer Care Industry

     Billing and customer care software is among the key components of any telecommunications service provider's systems because they enable the service provider to track and bill for usage, manage revenues and customer relations and devise marketing programs and rate plans. In a competitive telecommunications market, sophisticated billing and customer care software can provide a competitive advantage as service providers attempt to differentiate themselves by providing superior features, like cross-discounting and a single bill for multiple services. As service providers broaden their service offerings to include multiple IP-based services, the demand for more sophisticated billing software suitable for these services, is growing. We believe that as providers of IP-based services continue to expand their service offerings, they will increasingly need products that allow them to monitor and bill their subscribers based on the type and content of services provided. As a result, we believe that this trend will increase the demand for sophisticated billing and customer care products for what is known as convergent billing.

     Many existing IP billing and customer care software products do not meet the demands of the increasingly competitive and dynamic environment of multiple IP-based services. Traditional billing systems are typically designed to support a particular type of service provider, for instance, either wireline or wireless, and a specific size of network. As a result, these billing systems require time and expense to accommodate a growing subscriber base or new products and features. Traditional billing systems are also generally unable to efficiently support multiple services or convergent networks. In addition, traditional billing systems are typically limited to periodic or "batch oriented" processing, and cannot provide the real-time processing typically required by providers of IP-based services.

     Providers of multiple IP-based services typically require billing and customer care products that can handle authentication, authorization and accounting needs in real-time in order to determine the types of services to which the subscriber is entitled, as well as any applicable limits to the availability of the services. This real-time functionality is particularly important for prepaid billing plans. Finally, billing and customer care software products need to be capable of being easily adaptable to changes in the size and configuration of a IP provider's system, or scalable, to enable rapid growth in subscriber base, and to permit easy adaptation to emerging products and services.

Our IP Solution

     We develop, market and support real-time, scalable mediation, rating, billing and customer care software for providers of multiple IP-based services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits

     * Real-Time Solution. IP services providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that MIND-iPhonEX is one of the few billing and customer care products designed for IP services that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously.


     * Scalability. MIND-iPhonEX is designed to be easily adapted to changes in the size and configuration of a service provider's network. Our products enable the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. The scalability of our software is important since many IP service providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users. Our software was upgraded to five million users in November 1999, to 20 million users in June 2000 and to 80 million users in June 2001. Increases in the potential number of users have been, and future increases will be, accomplished without the need to modify or replace our installed software.

     * Interoperability. Currently, there are no industry-accepted standards for the interface between IP telecommunications equipment and IP billing products. Our IP billing system is fully interoperable with the IP telecommunications equipment of most of the leading manufacturers, including Cisco, Ericsson, Lucent and VocalTec, for Voice over IP and data services. This interoperability provides us with a competitive advantage, as it enables our customers to use networks composed of equipment manufactured by multiple vendors. It also allows providers to upgrade an existing network with new and different equipment without changing their billing and customer care products.

     * Improved Time to Market. MIND-iPhonEX is a modular, extensile software product based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition, due to its adaptable design, MIND-iPhonEX can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

     Our objective is to be a leader in the market for billing and customer care software for multiple IP-based services as the market for these products grows. The key elements of our strategy include:

     * Leverage our brand name recognition and technical expertise. We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. We intend to leverage our reputation, brand name recognition and expertise to be a leader in the market for billing and customer care software for multiple IP-based services;


     * Enhance alliances with industry leaders. We have established cooperative relationships with leading manufacturers of IP telecommunications equipment such as Cisco and VocalTec. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence;

     * Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the IP industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets;

     * Offer convergent IP billing products. As providers of IP-based services continue to broaden their service offerings, we believe that they will increasingly need billing and customer care products to monitor and bill their customers based on the type and content of the services provided. For example, instead of the flat fee for access pricing model, Internet service providers may want to bill subscribers based on the type and content of the services used. We intend to leverage our position in the market for billing and customer care software for IP and our technological expertise to be a leading provider of convergent billing products; and

     * Expand professional services opportunities. As IP-based service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services are expected to increase as a percentage of our revenues.

Our Products and Services

     Billing and Customer Care Products for Multiple IP Services

     MIND-iPhonEX is a real-time, fully scalable mediation, rating, billing and customer care product for voice, data and content that meets the mission critical needs of service providers and is interoperable with the IP telecommunications equipment of major manufacturers.

Our highly functional and adaptable product enables our customers to quickly deploy IP networks and to rapidly grow and add new services. MIND-iPhonEX supports both prepaid billing plans, in which customers pre-pay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of MIND-iPhonEX are as follows:

     * Mediation. The MIND-iPhonEX mediation platform provides real-time and batch event collection interfacing with the content, data, service delivery and routing network elements. Our mediation platform incorporates an intelligent processing engine to correlate, aggregate, merge and filter raw events into a single valuable usage event

     * Provisioning. Provisioning involves setting up the ability of a subscriber to use services. The MIND-iPhonEX customer database includes information regarding customers' personal data, identification parameters and the services provided. This information can be provided in real time or on demand to any external system, such as network elements and legacy billing solutions. The data provided includes service parameters such as enabled features and quantitative limits.;

     * Authentication. MIND-iPhonEX authenticates subscribers who dial into the network to use the service. Authentication is based on a number of methods, including user codes, passwords and caller line identification. The identification information is passed to the MIND iPhonEX system, where the subscriber is authenticated and then permitted to use the service;

     *   Authorization. The MIND-iPhonEX system authorizes a particular usage by:

        * reviewing the destination of a call to determine whether a call to this destination is permitted or reviewing the amount of data and the type of content to determine whether the data session is permitted;

        * reviewing the amount of money remaining on the subscriber's prepaid card and pre-rating the call or data session that the subscriber desires to make, using the rating engine described below; or

        * reviewing the balance of a credit limit of a prepaid plan and calculating the resulting cut-off time, if any, of the call or data session.

     Based on this data, MIND-iPhonEX authorizes the desired session, either for an unlimited or a limited time, and will automatically inform the network to terminate the session if the limit is reached;

     * Accounting. When each call is completed, MIND-iPhonEX uses the rating engine described below to determine the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the call detail records are stored on the MIND-iPhonEX system for invoicing and reporting;

     * Interconnect Billing. The networks operated by our customers are typically interconnected with the networks of other telecommunications service providers. Interconnecting providers need to charge othe providers for carrying each other's services over their networks. MIND iPhonEX generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

     * Multiple Services and Products. MIND-iPhonEX allows service providers to provide to their customers services such as Web access, Web hosting, e-mail and unified messaging, application hosting, domain registration, e-learning, e-commerce, voice and fax over IP, e-gaming, Web TV, and Virtual Private Networks. Service providers need the ability to bundle groups of services into tailor-made packages for which they can offer special rates, discounts, and promotions. There are different classes of customers with respect to the availability, bandwidth, and quality of service requirements for these services. MIND-iPhonEX offers an easy way to define these services, combine them into products, and rate each service and product differently;

     * Rating Engine. MIND-iPhonEX offers a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for individual customers and for different customer groups, different rates for different types of data transferred, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. MIND-iPhonEX also allows international service providers to define rates in different currencies using the product's multi-currency functionality;

                                        -28

     * Support for Customer Relationship Management. The Customer Relationship Journal is a feature of the MIND-iPhonEX that enables service providers to keep track of all subscriber-related events, including subscriber inquiries, payments and customer information updates. The Journal also stores a history of all interactions between the service provider and the subscriber. This tool helps the service provider identify valued customers and build positive customer relationships;

     * Subscriber Web Interface. MIND-iPhonEX has a user-friendly subscriber web interface that allows subscribers to resolve billing inquiries themselves. Individual customers can obtain real time information about their account, including details of calls made that have not yet been invoiced, like the time, destination, length and cost of each call. The subscriber can also browse invoices, call details and payment history records. This feature is convenient for subscribers and efficient for service providers as it reduces service costs;

     * Customer Support Representative Web Interface. MIND-iPhonEX has a user friendly customer support representative web interface that allows operators of the system to perform customer care from any location. The Customer Support Representative web interface is an extension of the management capabilities of the service provider's system. This feature is of particular significance to service providers who have remote operations centers and are required to provide local support of their system in more than one location;

     * Call Management and Traffic Analysis Reports. MIND-iPhonEX's Call Management and Traffic Analysis features allow service providers to generate reports and graphic analyses of usage activity. These reports contain information regarding peak hours, usage loads to different destinations, the number of sessions per minute for a specific gateway or group of gateways, the duration of sessions and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks; and

     * Fraud Detection. MIND-iPhonEX contains a fraud detection tool that enables detection of "stolen" calls and telephone misuse. MIND-iPhonEX Guard detects, locates and warns of any suspicious activity by activating alarms in real-time. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, MIND-iPhonEX Guard activates an alarm at four different alarm levels. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms.

     Billing and Customer Care for Legacy Telephony Systems

     MindBill is a billing and customer care solution for traditional wireline and wireless networks that meets service provider needs for tracking and billing for usage, managing revenues and customer relations and devising marketing programs and rate plans. In addition, MindBill provides solutions for management tasks such as service provisioning, controlling inventory and tracking service issues.


        The key functionalities of MindBill are as follows:
     * Event Collection. There is a wide array of activity that takes place on the network, with respect to customer usage. Different switches and different types of events can produce records in various formats to be used for billing. A switch interface, or front end, is used with MindBill to read data and to then create a common format for rating purposes. This process can also use the raw data to determine and apply additional data to the record, also for rating purposes;

     * Call Management. MindBill's Call Management module allows the network operator to define very simple or very complex plans, referred to as service plans, for applying cost to usage. Based on the information that is provided in a call detail record from the switch and then formatted by the front-end interface, the cost of a call can be measured using dialing patterns, meter pulses or message types. In addition, rate bands, duration (simple and tiered), flat fee and other methods are used to calculate an event's cost. Weekday, weekend, holiday and time of day can also be factored into the costing process;

     * Rating. The MindBill rating engine takes the formatted event records, finds their subscriber(s) and the respective service plan and applies a cost to the call, then stores the records to be used at billing time to produce customer invoices. The rated records may be used to determine a customer's standing with regard to his or her credit limit

     * Roaming. The need for more widespread roaming ability was the primary catalyst to the development of GSM. MindBill supports the billing of visiting subscribers on a network employing MindBill and bills subscribers of that network for roaming on another network;

     * Provisioning. MindBill provides a direct connection with the home location register in order to accurately bill subscribers for services that they are using, and to provide them with quick activation or deactivation of services upon request;

     * Financial Transactions. MindBill allows the network operator to make adjustments and to credit and debit customer balances. In addition, MindBill performs and tracks payments and one-time charges for customers in a single screen interface to banks and other financial institutions that can be developed for use with MindBill to support a variety of payment methods including cash, check, direct debit and credit card. MindBill can charge back a payment with an additional fee when a bank or credit card company denies a check or credit card payment. MindBill also enables the service operator to configure a currency conversion table to support multiple currencies. This conversion data is used when rating mobile call records rated in another currency by a carrier in another country. It is also used to support the acceptance of payments in different currencies. This data can be regularly updated to manage the fluctuation of conversion rates;

     * Stock and Network Equipment Management. The equipment used in conjunction with telecommunications, such as a handset/telephone, can also provide a substantial source of revenue for an operator. The asset management module within MindBill can keep track of the inventory by part number, serial number and location within one or many warehouses. An electronic database of equipment vendors can be maintained and parameters can be set to indicate when reorders are necessary. This functionality is also used to keep track of the equipment and materials that a mobile operator uses for its network. The asset management module manages SIM card inventory. Once loaded into MindBill using the SIM card processor, SIM cards can be viewed as serialized stock through the user interface. The system keeps track of which SIM cards are available or to which subscribers they are assigned; and

     * Customer Care. Answers to customer inquiries, including the current status of their existing services, pending changes, outstanding balances and payments are quickly located within the system. The service module within MindBill supports the process of handling
        "service orders" and "trouble tickets." Using service orders, a service provider's customer care representative can specify changes to be made to an account by provisioning. Once the service order is closed, the changes indicated in the service order automatically put the new billing method into effect. A related "work order" is created to communicate to technicians, vendors or other internal departments about what work must be scheduled and completed. The trouble tickets feature allows service-related issues to be recorded. A work order can also be linked to a trouble ticket to communicate the need for repair work to technicians in the network operations center.

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

         Enterprise Software

         Our enterprise products, known as PhonEX and MEIPS, are used by corporations for call accounting, traffic analysis and fraud detection. PhonEX is a call management system that collects, records and stores all call information in a customized database. The system:

     * allows customers to generate near real-time reports on the enterprise's telephone use;

     * produces sophisticated reports and graphics for easy and effective analysis of call activity; and

     * allows customers to allocate telephone expenses to specific departments, individual clients or projects.

         These functions allow organizations to more effectively manage their telecommunications resources. PhonEX is easy to install and configure, user friendly and compatible with any switchboard system. PhonEX also performs call management and traffic analysis as well as fraud management in the same manner as MIND-iPhonEX. In addition, PhonEX is a multi-lingual and multi-currency system, which means that reports can be generated in any currency defined in the system, or in two currencies simultaneously.

        Manufacturers of IP telecommunications equipment have begun to develop and market Voice over IP systems for enterprises. Our enterprise solution for IP switches, known as MEIPS, is used to provide call accounting, traffic analysis and fraud detection for enterprises that use IP telephony. MEIPS provides substantially the same features as PhonEX. We intend to further develop and market this product as the emerging market for Voice over IP systems for enterprises grows.

Technology

     MIND-iPhonEX has an open architecture, which was developed using industry standards-based application programming interfaces that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that supports distributed environment. Our object-oriented technology enables the design and implementation of software on the basis of reusable business objects rather than complex procedural code. Our multi-layered architecture organizes these applications in layers of related information that support the top tier interface between the user and the application. We implement our application in a distributed configuration. This allows various modules to be installed on different servers. We believe that our technology allows us to offer products with the following benefits:
     * fast integration and interoperability with the IP telecommunications equipment of major manufacturers;

     * modular architecture that allows MIND-iPhonEX to be easily scalable and enables us to customize our software relatively quickly;

     * reliable products that ensure high availability of the service for mission-critical applications and are designed to support network operating centers service providers to ensure no single point of failure in their networks. In the case of the failure of a network component, MIND-iPhonEX has an automatic fail-over mechanism to ensure minimum loss of service;

     * secured at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit who has access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system;

     *   rapid development of new applications, features and services; and

     *   easy interface with legacy systems and external software.

     MIND-iPhonEX has a four-tier architecture, consisting of the following tiers:

     * Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration;

     * Business Object Tier: This tier includes the business logic and rules of the billing system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilities the transfer of information requested by the client application tier from the database object tier;

     * Database Object Tier: This tier brings together data objects that define the accounts, services and tariffs; and

     * Database Tier: This tier includes the Oracle database server an management software where the actual billing and customer care information is stored.

Sales and Marketing

     Sales

     Service Provider Enabling Software

     We conduct our sales and marketing activities primarily through our marketing and co-operative alliances with hardware platform developers and software application developers such as Alcatel, Cisco, Ericsson, Lucent and Vocal Tec, under which we market and sell our software to the customers of those entities. These marketing allies and resellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. We perform co-development with our marketing allies to support new software and product releases to maintain interoperability of our software with their gateways and other equipment. We also engage in joint marketing activities with them including joint responses to requests for proposals, sharing booths in trade shows, distributing each others' marketing information and cross links and references to web sites. We believe these relationships also help validate our technology and facilitate broad market acceptance of our software.

     Our contracts with our marketing allies, distributors and resellers are nonexclusive, do not contain minimum sales or marketing performance requirements and may be terminated at any time with notice. For example, we entered into a non-exclusive agreement with Cisco Systems, Inc. on January 1, 2000 under which we agreed to participate in Cisco's New World Ecosystem Program. The Ecosystem Program was established by Cisco to facilitate the establishment of a network of vendors of complementary products and services that are interoperable with Cisco's equipment and each other. Under the terms of the agreement, we cooperate with Cisco in marketing and distributing products and services that Cisco desires to include in the Ecosystem Program from time to time. The agreement is terminable on 60 days' written notice by either party.

     Enterprise Software

     In Europe, the United States and Israel our enterprise software is sold by our appointed distributors, resellers and directly through our sales force.

     Marketing

     Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:


     * participating in industry trade shows and special events, including as panelists and presenters at industry conferences;


     *   advertising in industry media;


     *   contributing articles to billing and Voice over IP industry magazines


     *   conducting ongoing public and press relations programs; and


     *   conducting training seminars for vendors and system integrators.

                                        -34


Principal Markets

     The following table shows our revenues for each of the past three years classified by activity and geographic market.

                                              Years Ended December 31,
                                          --------------------------------
                                              1999      2000      2001
                                             ------    ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
The Americas (total)                        $ 2,068$    5,777    $ 2,520
                   Sale of Licenses           1,609     4,792      1,591
                   Services                     459       985        929
Asia Pacific and other (total)                  894     3,435      3,693
                   Sale of Licenses             812     2,681      2,804
                   Services                      82       754        889
Europe (total)                                3,385     4,840      3,176
                   Sale of Licenses           2,977     4,119      2,325
                   Services                     408      721         851
Israel (total)                                1,849     1,561      1,080
                   Sale of Licenses           1,393       883        388
                   Services                     456       678        692
Total                                         8,196    15,613     10,469
                   Sale of Licenses           6,791    12,476      7,108
                   Services                   1,405    3,137       3,361

Customers

     Billing and Customer Care Software
     We currently provide traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. Some key customers are as follows:

Traditional
Telecommunications       Internet Telephony
Service Providers        Service Providers          Internet Service Providers
--------------------------------------------------------------------------
China Netcom           BudgetTel Australia Pty. Ltd.   Artelecom
China Unicom           CallServe Communications Ltd.   Exonet Communications SA
Telefonica del Peru    Capcom International            Vivodi SA
Singtel                ePHONE Telecom Inc.
Verizon

Enterprise Software

     Our enterprise software has been installed in locations throughout the world, for customers including ABN Amro, Bosch Telecom, Cellcom, the largest cellular telecommunications provider in Israel, Cisco Systems, Credit Suisse First Boston, the Israeli Defense Forces, Israel Electric Corp. Limited and STMicro Electronics.

Competition

     Billing and Customer Care Software

     Competition in the market for billing and customer care software is intense and we expect competition to increase. We compete both with emerging billing companies such as Portal Software Inc. and Digiquant as well as with the more established traditional billing and customer care companies, such as Amdocs Ltd. and Convergys Corp. (after the acquisition of Geneva Technology by Convergys Corp.).

         We believe that our competitive advantage is based on:

     * our ability to provide a real-time, scalable, interoperable and reliable billing and customer care software;

     *   our ability to rapidly deploy our software; and

     * our reputation of providing proven, high-quality billing and customer care software.

         However, we depend on our marketing alliances with manufacturers of telecommunications equipment and reseller arrangements to market our billing and customer care software. Some of our marketing allies and resellers also work with some of our competitors. For example, Cisco has invested in Portal Software Inc. Our marketing alliances and reseller arrangements are for the most part non-exclusive and do not contain minimum sales or marketing performance requirements. We may not be able to compete effectively with our competitors under these circumstances. Many of our competitors have greater financial, personnel and other resources, have longer and more established relationships with service providers and may be able to offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, one or more of our competitors could develop superior products and these products could achieve greater market acceptance than our product.

     Enterprise Software

     Our main competitors in the market for enterprise software products include ISI, Inc., Mer Telemanagement Solutions Inc., Telco Research Corp. and Veramark Technologies, Inc. To compete effectively, companies must be able to offer adequate technical support and ongoing product development and customization services. In addition, multinational companies prefer call accounting systems that can be installed at their various offices throughout the world, and therefore require call accounting products that are multilingual and support the local telecommunication requirements. The principal factors upon which we compete are customer support, ease of use, compatibility with major switchboard systems and IP switches and the multi-lingual and multi-currency nature of our system.

Israeli Office of the Chief Scientist

     Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, research and development programs which meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, in exchange for the payment of royalties from the sale of products developed in accordance with the program. We have received grants in the past from the Office of the Chief Scientist and have repaid them. However, the Research and Development Law prohibits the transfer of the funded technology outside of Israel and requires that the manufacture of products developed with government grants be performed in Israel. In the event that any of the manufacturing rights are transferred out of Israel, with the approval of the Office of the Chief Scientist, we would be required to pay an amount in the range of 120% to 300% of the grants received. A failure to obtain the approval by the Office of the Chief Scientist to the transfer of manufacturing rights out of Israel could harm strategic alliances that we enter into in the future that require such transfer.

     The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Office of the Chief Scientist. This includes the acquisition of any of our ordinary shares by a non-Israeli acquirer or the acquisition of 25% of our ordinary shares by an Israeli acquirer, excluding the shares in our public float. This approval is not required for the export of any products resulting from covered research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the applicable law and regulations promulgated thereunder, including the restrictions on the transfer of know-how. There can be no assurance that such consent, if requested, will be granted.

     In October 2001, the Israeli government submitted legislation to the Israeli parliament to amend the Research and Development Law. The proposed legislation aims to make the Research and Development Law more compatible with the current business environment by, among other things, relaxing restrictions on transfer of technology or manufacturing abroad. However, any such transfer would still require the approval of the Office of the Chief Scientist and may require a material payment. Generally, the proposed bill would mandate the Office of the Chief Scientist to grant its approval to transferors if either:

     * the transferee granted the transferor an irrevocable worldwide exclusive license to use and benefit from the technology; or

     * the Office of the Chief Scientist receives payment based on (x) 150% of the total benefits granted to the participant, linked to the Israeli consumer price index, plus interest, or, depending on certain variables, such as the market valuation of the participant and the amount of benefits granted, (y) an amount equal to the market valuation of the transferor at the time of transfer multiplied by the deemed holdings of the Office of the Chief Scientist in the transferor, plus a premium. The deemed holdings of the Office of the Chief Scientist in the transferor would be determined based on the amount of funds granted by the Office of the Chief Scientist in relation to other investments in the transferor.

     In order to be enacted as legislation, the proposed bill must be approved by the Israeli parliament and the substance of the bill could undergo significant revision during the legislative process. It is not known at this stage when or whether the proposed bill (in its current or a future revised form) will be implemented or to what extent it will apply to technology programs funded prior to the effective date of the proposed bill.
C.     Organizational Structure

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

D.         Property, Plant and Equipment

     Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 22,000 square feet at our Yoqneam headquarters. We received approval under the Approved Enterprise program in Israel to expand our facilities in Yoqneam. We are currently reviewing the advisability of this project and we do not currently foresee this project being implemented in the short term. We also lease 2,000 square feet of office space in Hasbrouck Heights, New Jersey, 1,000 square feet in Beijing, China, 412 square feet in Jassy, Romania and 270 square feet in Tokyo, Japan. The offices in New Jersey, Beijing and Tokyo are used primarily for sales and customer support, while the office in Jassy is used primarily for research and development and for customer support.

Item 5.     Operating and Financial Review and Prospects

     Cautionary Statement Regarding Forward-Looking Information. Statements in this Annual Report concerning our business outlook or future economicperformance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

     The following discussion and analysis is based on and should be read in conjunction with our financial statements, including the related notes, contained in Item 18.

A.     Operating Results

Overview

     We were incorporated in Israel in 1995 and started providing our enterprise software product to large organizations in that year. In 1997, we introduced our billing and customer care software for Voice over IP. In 2001, we acquired the VeraBill product line for billing and customer care for traditional wireline and wireless service providers. We generate revenues from the sales of licenses for our billing and customer care and enterprise software, and from fees for professional services. In 2001, 68% of our revenues were derived from license fees and 32% were derived from professional services. Of the total fees for licenses and professional services in 2001, 80% were derived from providing our billing and customer care software and 20% were derived from providing our enterprise software. In the future, we expect sales of licenses for our billing and customer care software to remain the primary source of our revenues.

     During 2001, two customers accounted for 28.7% of total revenues. In 2000, two customers accounted for 10.9% or more of total revenues. In 1999, twocustomers accounted for 27.9% of our total revenues. We expect to continue to derive substantial revenues from a small number of changing customers

     The currency of the primary economic environment in which we operate is the U.S. dollar. Most of our revenues are derived from sales outside Israel, which are denominated primarily in U.S. dollars. To the extent that our revenues are derived in NIS, contract amounts are stated in U.S. dollars and paid in NIS linked to changes in the exchange rate of the U.S. dollar to the NIS. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

     * for transactions, exchange rates at the transaction dates or average rates; and

     * for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories or similar items), historical exchange rates.

     The resulting currency transaction gains or losses are reported as financial income or expenses as appropriate.

     Our financial statements are prepared in accordance with generally accepted accounting principles in the United States.

     Revenues. Our revenues from licenses are recognized on the basis set forth in Statement of Position 97-2 (SOP 97-2) of the American Institute of Certified

Public Accountants. Our revenues from licenses are recognized when delivery has occurred, persuasive evidence of an agreement exists, the sales price is fixed or determinable and collectibility is probable. In cases where we install our software products, the revenue recognition is deferred until the installation is completed. Due to the ongoing slowdown in the global economy during the fourth quarter of 2001, we adopted amore conservative approach to evaluating the probability of collectibility and in some instances we do not recognize revenue until payment is received.

     Customization of our products, if any, is performed before delivery occurs. We do not grant a right of return of products sold to customers, distributors and resellers. Revenues from providing professional services are priced on a fixed price basis and recognized ratably over the period of the agreement, or as services are performed.

     We are paid a one-time license fee by our customers for the right to use our billing and customer care or our enterprise call management software products, and additional fees to expand the scale of the network supported by our software. We price our licenses for our billing and customer care software based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. Licenses for our enterprise software are priced based on the number of extensions in the customer's switchboard, as well as the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services, we quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid annually.

     We provide a revenue breakdown for our customer care and billing software and our enterprise call management software. These products are sold to different customers and serve different markets. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.

     Cost of Revenues. The cost of revenues relating to providing our billing and customer care and enterprise software consists primarily of direct labor costs and overhead expenses related to software installation. Cost of revenues also includes software license fees to Oracle, materials, documentation, packaging and shipping costs. Our cost of professional services revenues consists primarily of direct labor costs and travel expenses. Our revenues from the sale of our licenses have a higher gross margin than that from providing our professional services. We incur variable direct labor costs when we provide professional services. There are no comparable variable labor costs incurred when we license our software.

     Research and Development Expenses, net. Our research and development expenses consist primarily of compensation and overhead costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during that period, no software development costs have been capitalized.

     Grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for development of approved projects are recognized as a reduction of expense as the related cost is incurred. We have in the past used these grants and repaid them. However, we currently do not use nor do we currently intend to use a material amount of grants from the Office of the Chief Scientist in the future. We expect to continue to make substantial investments in research and development.

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

     Financial and Other Income, net. Our financial and other income, net consists primarily of interest earned on bank deposits, gains on trading securities, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs and bank charges in real terms as well as the devaluation of monetary assets and monetary liabilities.

     Conversion and Redemption Feature of Preferred Shares. An amount of $7.2 million in connection with the issuance of the preferred shares representing a beneficial conversion feature, was amortized against retained earnings (accumulated deficit) over a period that commenced upon issuance of the preferred shares on March 30, 2000, and ended in August 2000 upon the completion of our initial public offering. These amounts were calculated as the difference between the per share conversion price and the deemed fair value of an ordinary share, which was estimated by us at $8.00 per ordinary share at the issuance date, multiplied by the applicable number of equivalent ordinary shares.

     We, our existing shareholders and the investors in the preferred shares entered into a redemption agreement on March 30, 2000, concurrently with the purchase of the preferred shares. The redemption agreement provided that if a liquidity event did not occur by March 30, 2005, the holders of the preferred shares would be entitled to cause a sale of our company or redemption of the preferred shares at an amount equal to the higher of (a) fair market value of the preferred shares or (b) the amount as determined in the case of a liquidity event.

As a result of the redemption provisions, we recognized a non-cash charge to accumulated deficit, which was accreted for the period ended on the date of our initial public offering in an amount of $8.9 million. This amount reflects the difference between the redemption value of the Series A preferred shares and the net proceeds we have received for the issuance of those shares. The preferred shares were converted into our ordinary shares upon consummation of our initial public offering in August 2000, and non-cash charges in the amount of $16.1 million were recorded in our financial statements for 2000 for accretion and amortization of the beneficial conversion feature.

     Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 36%. Our facilities, however, have been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the "alternative benefits scheme" (involving a waiver of investment grants). In the event of distribution of cash dividends from income that was tax exempt, we would have to pay 25% tax in respect of the amount distributed. As a result of dividends paid by us with respect to 1999 and 2000, we were subject to this tax with respect to the amount distributed. We do not expect to make dividend payments in the foreseeable future. Our effective tax rate after 2005 will continue to be reduced depending upon future capital investments and approved enterprise certifications. These tax benefits may not be applied to reduce the tax rate for any income derived by our foreign subsidiaries.

The following discussion of our results of operations for the years ended December 31, 1999, 2000 and 2001, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

                                              Years Ended December 31,
                                          --------------------------------
                                              1999        2000      2001
                                             ------    ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
Revenues                                     100.0%     100.0%     100.0%
Cost of revenues                             18.1       14.1        20.2
                                           ---------  --------  --------
Gross profit                                 81.9       85.9        79.8
Research and development expenses, net       23.5       24.3        42.4
Selling, general and administrative expenses:
Selling expenses                             23.9       30.5        65.7
General and administrative expenses          12.2       12.4        29.6
                                           ---------  --------  --------
Operating Income (loss)                      22.3       18.7       (57.9)
Financial and other income, net               1.7        6.9        15.2
                                           ---------  --------  --------
Income (loss) before taxes on income         24.0       25.6       (42.7)
Taxes on income                               5.5        1.6         0.1
                                           ---------  --------  --------
Net income (loss) before minority interest  18.5        24.0       (42.8)
                                           ---------  --------  --------
Minority interests in losses of subsidiaries  --         --          0.9
                                           ---------  --------  --------
Net income (loss)                            18.5%      24.0%     (41.9)%
                                           ========  ========  ========




The following table presents the geographic distribution of our sales.

                                        -42

                                              Years Ended December 31,
                                          --------------------------------
                                              1999        2000      2001
                                             ------    ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
The Americas                                25.2%          37%      24.1%
Asia Pacific (and other)                    10.9           22       35.3
Europe                                      41.3           31       30.3
Israel                                      22.6           10       10.3
                                           ---------  --------  --------
Total                                      100.0%       100.0%     100.0%

     As shown in the above table, our sales in Asia Pacific (and other) increased over prior periods as a percentage of sales during the years ended December 31, 1999, 2000 and 2001. Sales in the Americas increased as a percentage of sales between 1999 and 2000 and then decreased as a percentage of sales during 2001 in comparison to 2000. Sales in Europe decreased as a percentage of sales between 1999 and 2000 and then decreased again as a percentage of sales during 2001 in comparison to year 2000. The increase of sales to Asia Pacific (and other) as a percentage of total sales resulted from our ability to maintain the U.S. dollar value of sales in those regions during 2001 while, during that time, the U.S. dollar value of sales fell in the Americas and Europe. We attribute the fall in sales in North America and Europe to the general economic slowdown affecting these markets, and in particular, reduced capital spending by telecommunication service providers.

     Application of Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained at the end of this annual report. We, in conjunction with our external auditors, review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2001, and we believe that the consolidated financial statements contained at the end of this annual report present fairly, in all material respects, the consolidated financial position of our company as of that date.

     In preparing our financial statements in accordance with generally accepted accounting policies, our management must often make estimates and assumptions which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. For any given individual estimate or assumption made by our management, there may be alternative estimates or assumptions which are also reasonable. However, we believe that, given the facts and circumstances before our management at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on the consolidated results of operations, financial position or liquidity for the periods presented in the consolidated financial statements included in this annual report.

     We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3.D - Risk Factors.

     We consider our most significant accounting policies to be those relating to revenue recognition and provision for doubtful accounts, both of which, are discussed below:

     Revenue Recognition. As discussed above, we apply the provisions of SOP 97 2, as follows:

     Sales of licenses. Revenue from the sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is probable. Customization of the product, if any, is performed before delivery occurs.

     In cases where we install the product, the revenue recognition is deferred Until the installation is completed.

     We do not grant a right of return on products sold to customers, distributors and resellers.

     We render maintenance and support services to customers, mainly for a period of one year from delivery or, if we install the product, one year from installation. When revenue on the sale of the products is recognizable, we defer a portion of the revenue from our sale and recognize it ratably over the above period as maintenance and support service revenue. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which we render solely maintenance and support services.

     Services. The services we provide consist of maintenance, support and project management. Project management consists of advice to our customers regarding the development of billing and customer care software over their IP networks.

     Service revenues are priced on a fixed price basis and are recognized ratably over the service period or as services are performed.

     Provision for doubtful accounts. The provision for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We regularly evaluate the adequacy of this provision by taking into account variables such as past experience, age of the receivable balance, and current economic conditions that may affect a customer's ability to pay. The use of different estimates or assumptions could produce different provision balances. The customer base for our billing and customer care solutions is concentrated in the service provider industries. Several of the leading companies in these industries have announced liquidity concerns. If collection is not probable at the time the transaction is consummated, we do not recognize revenue until cash collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provision for doubtful accounts may be required.

     New Accounting Standards. In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("FAS") No. 141, "Business Combinations" ("FAS 141"), and FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142").

     FAS 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001 and further clarifies the criteria to recognize intangible assets separately from goodwill for business combinations completed after June 30, 2001. FAS 142 primarily addresses financial accounting and reporting for goodwill and other intangible assets. The provisions of FAS 142 are effective at the beginning of fiscal year 2002.

     In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes FAS 121 and is effective for fiscal periods beginning after December 15, 2001 (January 1, 2002 for the Company). FAS 144 establishes an accounting model for impairment or disposal oflong-lived assets to be disposed of by sale.

We do not expect the adoption of the abovementioned standards to have a material effect on our consolidated financial statements.

Comparison of Years ended December 31, 2000 and 2001

     Revenues. Revenues decreased from $15.6 million in 2000 to $10.5 million in 2001, a decrease of $5.1 million, or 33%.

     The decrease in our revenue is attributable to the continuing global economic slowdown and resulting lengthened sales cycle. Since March 2001, we have been affected by the adverse situation in global financial markets that has caused a drastic change in the spending patterns of our existing customers as well as potential customers (both service providers and enterprises). Incumbent telecommunications operators deferred project implementation in all stages of the business cycle and new operators delayed the launch of services. During 2001, revenues from professional services increased as a percentage of our total revenue from 20% in 2000 to 32% in 2001 while in absolute terms it increased from $3.1 million in 2000 to $3.4 million in 2001. The increase of revenue from professional services is attributable to two factors: (1) since revenues from providing professional services are recognized ratably over the period of the agreement, a portion of the revenues resulting from agreements signed in 2000 was not recognized until 2001; and (2) typically, support and maintenance services are purchased by our customers annually with a resulting incremental increase of revenues from professional services. In addition, the decrease in license revenues in absolute terms during 2001 has further increased the weight of professional services as a percentage of total revenues.

     Cost of Revenues. Cost of revenues decreased from $2.2 million in 2000 to $2.1 million in 2001, a decrease of 4.1%. This decrease was primarily due to a decrease in fees paid by us to our third party suppliers of software and hardware. Gross profit as a percentage of revenues decreased from 85.9% in 2000 to 79.8% in 2001. Gross profit on revenues from the sales of licenses is greater than gross profit on revenues from professional services. Accordingly, the decrease in our gross profit was primarily due to the decrease in our sales of licenses for our billing and customer care software as a percentage of our total revenues.

     Research and Development. Research and development expenses increased from $3.8 million in 2000 to $4.4 million in 2001, or 17.0%. This increase was primarily attributable to an increase in the number of our employees engaged in research and development. Research and development expenses increased as a percentage of revenues from 24.3% in 2000 to 42.4% in 2001. This increase was primarily due to the increase in compensation and a decrease in our total revenue.

Selling Expenses. Selling expenses increased from $4.8 million in 2000 to $6.9 million in 2001, or 44.1%. This increase was primarily attributable to an increase of approximately $2.0 million in expenses related to the expansion of our sales offices in the United States, the Netherlands, China and Japan. Selling expenses increased as a percentage of revenues from 30.6% in 2000 to 65.7% in 2001, primarily due to the increase in expenses and a decrease in our revenue.

General and Administrative Expenses. General and administrative expenses increased from $1.9 million in 2000 to $3.1 million in 2001, or 60.7%.
This increase was primarily attributable to an increase of $1.0 million in the provision for doubtful accounts to reflect the deterioration of the economy and economic uncertainty in the telecommunications market. General and administrative expenses as a percentage of revenues increased from 12.3% in 2000 to 29.6% in 2001.

     Taxes on Income. Taxes on income decreased from $245,000 in 2000 to $7,000 in 2001. During 2000, our effective tax rate was 6.1%. Through March 31, 2000, we distributed as a dividend to our shareholders all of our earnings from tax exempt income. Under Israeli law, we are required to pay a 25% tax on the amounts distributed from income derived from our approved enterprise. Our current policy is to retain our earnings to support our growth, and we do not expect to pay dividends for the foreseeable future. As a result, our effective income tax rate was reduced as the substantial majority of any income we earn is expected to be exempt from tax.

Net Income (Loss). In 2000 we had a net income of $3.7 million and in 2001 a net loss of $4.4 million.

Comparison of Years Ended December 31, 1999 and 2000

     Revenues. Revenues increased from $8.2 million in 1999 to $15.6 million in 2000, or 90.5%.

     This increase was primarily attributable to an increase of $5.7 million, or 83.7%, in license fees, comprised of an increase of $6.7 million, or 236.6%, relating to our billing and customer care software, partially offset by a decrease of $986,000 or 26.4%, relating to our enterprise software. The increase in revenues from customer care and billing software is attributable to both an increase in the average price for each transaction and an increase in the number of transactions. The decrease in revenues from enterprise software is attributable to the one-time demand for year 2000 compliant software during

1999. As a result, sales of enterprise software decreased after January 1, 2000 The remainder of the increase in revenues was related to an increase in revenues from professional services of $1.7 million, or 123.3%, primarily attributable to the increase in the sales of licenses for our billing and customer care software.

     Cost of Revenues. Cost of revenues increased from $1.5 million in 1999 to $2.2 million in 2000, or 48.2%. This increase was due to our increased revenues, as well as an increase in the number of our employees engaged in the provision of professional services. Gross profit as a percentage of revenues increased from 81.9% in 1999 to 85.9% in 2000. This increase was due to the increase in our sales of licenses for our billing and customer care software as a percentage of our total revenues.

     Research and Development, net. Research and development expenses, net increased from $1.9 million in 1999 to $3.8 million in 2000, or 96.9%. This increase was primarily attributable to an increase in personnel-related expenses resulting from increasing the number of our research and development employees during 2000 in connection with the continued development of our billing an customer care software, as well as an increase in the number of our research and development employees. Research and development expenses, net increased as a percentage of revenues from 23.5% in 1999 to 24.3% in 2000.

     Selling Expenses. Selling expenses increased from $2.0 million in 1999 to $4.8 million in 2000, or 143.8%. This increase was primarily attributable to an increase of $1.3 million in personnel and related expenses, an increase of $343,000 in public relations, advertising and other promotional expenses and an increase of $299,000 in expenses related to the expansion of our sales office in the United States and the opening of our marketing offices in China and in Japan. Selling expenses increased as a percentage of revenues from 23.0% in 1999 to 30.6% in 2000.

     General and Administrative Expenses. General and administrative expenses increased from $1.0 million in 1999 to $1.9 million in 2000, or 92.8%. This increase was primarily attributable to an increase of $620,000 in the provision for doubtful accounts to reflect both the increase in our revenues and the shift in our revenue sources from a limited number of established resellers to numerous and diversified end-customers, and an increase of $555,000 in personnel expenses. General and administrative expenses as a percentage of revenues increased from 12.2% in 1999 to 12.3% in 2000.

Taxes on Income. Taxes on income decreased from $447,000 in 1999 to $245,000 in 2000. This represented an effective tax rate of 22.8% in 1999 and 6.1% in 2000. Through March 31, 2000, we distributed as a dividend to our shareholders all of our earnings from tax exempt income. Under Israeli law, we are required to pay a 25% tax on the amounts distributed. Our current policy is to retain our earnings to support our growth, and we do not expect to pay dividends for the foreseeable future. As a result, we expect our effective income tax rate to be reduced as the substantial majority of any income we earn is expected to be exempt from tax.

     Net Income. Net income increased from $1.5 million in 1999 to $3.7 million in 2000, or 147.6%. Net income increased as a percentage of revenues from 18.5% in 1999 to 24.0% in 2000.

Impact of Foreign Currency Fluctuations on Results of Operations

     The U.S. dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset, on a lagging basis, or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, companies experience increases in the U.S. dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we receive payment in U.S. dollars or dollar-linked NIS for all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:


Years Ended   Israeli    Israeli     Israel Inflation
December 31,  Inflation  Devaluation   Adjusted for
 Inflation     Rate       Rate         Devaluation
------------  ---------  ---------  ------------------
1995             8.1%       3.9%            4.2
1996            10.6        3.7             6.9
1997             7.0        8.8            (1.8
1998             8.6       17.6            (9.0)
1999             1.3       (0.2)            1.5
2000             0.0       (2.7)           (2.7)
2001             1.4        9.3            (7.9

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of the devaluation lags behind inflation in Israel.

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar This devaluation also has the effect of decreasing the U.S. dollar value of an asset, which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value

                                        -48


of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.

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

B.   Liquidity and Capital Resources

     Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing and our initial public offering.

Our first round of financing in an amount of $1.0 million closed in August 1997. A follow-on exercise of a warrant during January 1999 yielded an additional $2.3 million. Our second round of financing, in a net amount of $11.1 million, was completed in the first quarter of 2000. We sold 3,450,000 of our ordinary shares in our initial public offering in August 2000, with net proceeds to us of $29.9 million. As of December 31, 2001, we had approximately $39.7 million in cash and cash equivalents and our working capital was $41.6 million. In our opinion, our working capital is sufficient for the company's requirements for the foreseeable future.

     Our operating activities provided cash in the amount of $1.0 million in 1999 and $2.4 million in 2000 while during 2001 we used cash for operating activities in the amount of $2.0 million. Cash provided by operating activities in 1999 was primarily attributable to our net income of $1.5 million and no cash expenses related to depreciation and amortization in the amount of $196,000, partially offset by an increase in trade receivables. Cash provided by operating activities in 2000 was primarily attributable to our net income of $3.7 million, an increase in payables and accruals of $2.5 million and non-cash expenses relating to depreciation and amortization in the amount of $379,000, offset in part by an increase in receivables. Cash used in operating activities in 2001 was primarily attributed to our net loss of $4.4 million and a decrease in accounts payable of $1.9 million offset in part by a decrease in accounts receivable of $3.2 million and depreciation and amortization of $805,000.

During 2001, most of our cash was deposited with banks in time deposits bearingrates of interest, which varied based on fluctuations in the London Interbank Offered Rate (LIBOR). In March 2002 we deposited most of our cash in a three-year, structured, callable time deposit bearing interest at the rate of ..25% per annum. However, we will not be entitled to receive interest in respect of days during which the three month U.S. dollar LIBOR exceeds, in the first, year 4.0% per annum, in the second year, 5.0% per annum, and in the third year, 6.0% per annum. The bank with which we deposited these amounts can call the deposit on each of the first two anniversary dates of the deposit. Subject to potential penalties, we can withdraw the deposit at any time during the term.

                                        -49-

     We used cash in investing activities of $1.1 million in 1999, $815,000 in 2000 and $1.7 million in 2001. During 2001, our principal investment activities were the purchase of the VeraBill product line, property and equipment.

     In 1999 our financing activities provided $1.9 million, primarily attributable to the proceeds of $2.3 million from the issuance of ordinary shares, partially offset by a dividend paid in the amount of $393,000. Our financing activities provided $39.1 million in 2000 primarily attributable to our initial public offering in August 2000 and issuance of preferred shares in March 2000, offset in part by dividends paid to shareholders in the amount of $2.0 million in the first quarter of 2000. In 2001 our financing activities provided $33,000 attributed to the proceeds from the exercise of employee stock options.

     During 1999, 2000 and 2001 the aggregate amount of our capital expenditures was $3.7 million. These expenditures were principally for the purchase of testing and other equipment, and include $1.0 million paid in cash during 2001 for the purchase of the VeraBill product line. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

     As of December 31, 2001, we do not have any outstanding loans or lines of credit.

     In 1999, a dividend in the amount of approximately $393,000 was declared and paid. In the first quarter of 2000, we declared a $2.0 million dividend, which was paid in the second quarter of 2000. We did not declare a dividend during year 2001 and we do not currently intend to declare dividends in the foreseeable future.

C.     Research and Development, Patents and Licenses, etc.

     We believe that significant investment in research and development is essential for maintaining and expanding our technological expertise in the market for billing and customer care software and to our strategy of being a leading provider of new and innovative convergent billing products. We work closely with our partners, customers and distribution channels, who provide significant feedback for product development and innovation.

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2001, our research and development department

                                        -50-

consisted of 81 employees. We currently have research and development facilities in Yoqneam, Israel and in Jassy, Romania.

     Net research and development expenses for 1999 were $1.9 million, for 2000 were $3.8 million and for 2001 were $4.4 million.

D.     Trend Information

     The ongoing deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. We believe that this slow down in telecommunications-related expenditures will continue affecting our sales and putting pressure on the prices of our products.

     Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBXs) is a trend in which we are participating. Our goal is to develop marketing and sales relationships with the vendors of IP PBXs such as Cisco Systems and 3Com under which our enterprise software will be sold together with these vendors' systems. This requires us to develop new sales channels with the distributors of IP PBXs. This process is time consuming and requires the investment of resources to sign the necessary agreements and to certify and train these new channel partners.

     At the end of 2001, we began offering service-enabling products for the broadband market in general and for the wireless 3G-market space in particular. The emergence of this market segment has been significantly delayed due to technology impediment and the global economic slowdown. This delay has caused the deferral of the deployment of new networks and of the need for new solutionsthat we provide. This trend has reduced our ability to forecast the acceptance of our solutions in this market segment.

     Our new wireless solutions target incumbent wireless operators, where we encounter longer sales cycle, more costs and lower visibility on win timetables. The sales cycle to these operators is significantly longer than the sales cycle we encountered in the past. In most cases we are required to respond to an RFI (Request for Information) and an RFP (Request for Proposal), which require large investments of time of our technical pre-sale team. In most cases, we need to partner with at least one system integrator on a case-by-case basis. The cost of sales is also significantly higher due to the increased resources required in the sales process. Our ability to forecast timing of wins is reduced, as the decision-making process of the wireless operators is unclear and in many cases the decision is either delayed or deferred to an indefinite date.

Item 6.    Directors, Senior Management and Employees

A.     Directors and Senior Management

                                        -51


     The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:

Name                Age            Position -

Monica Eisinger      43          President, Chairman of the
                                 Board of Directors and
                                 Chief Executive Officer
Sagee Aran           38          Vice President - Professional Services
Izik Ben- Zaken      28          Vice President - Research and Development
Zeev Braude          36          Vice President - Marketing and Business
                                 Development
Arie Ganot           41          Chief Financial Officer
Ilan Melamed         37          Vice President - U.S. Operations,
                                 MIND C.T.I. Inc.
Kevin P. Mohan	       38          Director
Amnon Neubach        58          Director
Ilan Rosen           45          Director
Lior Salansky        37          Director

The background of each of our directors and executive officers is as follows

     Monica Eisinger. Ms. Eisinger is a founder of our company and has been President, Chairperson and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. in Computer Sciences and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

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

     Izik Ben Zaken. Mr. Ben Zaken joined our company in 1993 and has served in a number of positions including Head Software Architect. He has served as our Vice President of Research and Development since June 2001. Mr. Ben Zaken holds a B.A. in Computer Science from the Technion, Israel Institute of Technology.

     Zeev Braude. Mr. Braude has worked at our company since our inception serving in a number of positions, the most recent of which was Vice President of Product Line Management. Mr. Braude has been Vice President of Marketing and Business Development of our company since February 2000. Mr. Braude holds a B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology.
     Arie Ganot. Mr. Ganot joined our company in 1998. He has held a number of positions with the company including Vice President - Finance and Comptroller

                                        -52-
..
From 1994 to 1998, Mr. Ganot served as the Chief Financial Officer of S.A.L. Technical Equipment Ltd. and from 1990 to 1994, he worked as an accountant with Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited. Mr. Ganot holds a B.A. in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

     Ilan Melamed. Mr. Melamed has served as General Manager of our U.S. office since September 1998 and as Vice President-U.S. Operations of MIND C.T.I. Inc. since May 2000. Prior to joining our company, Mr. Melamed was employed by Israel Aircraft Industries for five years, at which he held a number of positions including the Director of the Israel Aircraft Industries office in Colombia. He holds a B.A. degree in Business Administration from Hebrew University.

     Kevin P. Mohan. Mr. Mohan has served as a director of our company since March 2000. Mr. Mohan is a general partner of Summit Partners, a venture capital firm, where he has been employed since 1994. He received an A.B. in Economics from Harvard College, a J.D. from Harvard Law School, and an M.B.A. from Harvard Business School. Mr. Mohan also serves as a director on the boards of several privately held companies.

     Amnon Neubach. Mr. Neubach joined our company as an external director in February 2001. Mr. Neubach has served as Chairman of the Board of Pelephone Communications Ltd., a company founded by Bezek and Motorola, since January 2001, Mr. Neubach served as an economic consultant to several companies in the private sector since 1997. From 1995-1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990-1994 he served as the Minister of Economic Affairs in the Israeli Embassy in Washington, D.C. Mr. Neubach holds a B.A. in Economics and Business Administration and an M.A. in Economics, both from Bar Ilan University.

     Ilan Rosen. Mr. Rosen has served as a director of our company since August1997. Since November 1996, Mr. Rosen has been employed by ADC Telecommunications Israel, Ltd., where he has held several positions, including Corporate Vice President. He currently serves as the Managing Director of ADC Telecommunications Inc.'s venture capital unit in Israel. From 1993 to 1996, Mr. Rosen was the President of ADASHA, Development & Investments Ltd., which listed on the Tel Aviv Stock Exchange under his direction. Mr. Rosen serves as an external director of Bar Tal Electronic Enclosures Ltd. and serves as a director on the boards of several privately held companies. He holds a B.Sc. in Mechanical Engineering and an M.B.A., both from Tel Aviv University.

     Lior Salansky. Mr. Salansky is a founder of our company and has served as a director since our inception. He has served in a number of positions within our company from inception until February 2000, including Vice President of Business Development, R&D Manager and software developer. He holds a B.Sc. in Computer Science from the Technion, Israel Institute of Technology.

B.     Compensation of Directors and Officers

     The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2001 was approximately $770,000, including approximately $72,000, which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

     As of March 31, 2002, options to purchase 831,220 ordinary shares granted to our directors and executive officers under our option plans were outstanding. The weighted average exercise price of these options is $2.32 per share. These options shall vest over three to five years, commencing on the date of grant. Generally, options not previously exercised will expire approximately seven years after they are granted.


C.     Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class II will expire in 2002, Class III will expire in 2003 and Class I in 2004. Monica Eisinger is a member of Class I, Lior Salansky is a member of Class II, and Kevin P. Mohan and Ilan Rosen are members of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. External directors, who are elected for up to two three-year terms pursuant to the Companies Law, are not members of any class. Mr. Amnon Neubach was elected as an external director in February 2001. Our second external director, Mr. Ami Amir, resigned in April 2002 to pursue other business opportunities. We expect that his proposed replacement, Mr. Zamir Bar-Zion, will be elected at our annual general meeting of shareholders on June 27, 2002.

External Directors

Nasdaq Requirements

     We have obtained an exemption from Nasdaq's independent director requirements based on our compliance with the corresponding requirements under the Companies Law. See "Qualifications of External Directors" below for information about the Israeli law requirements.

     Qualifications of External Directors

     Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

     *   the company;

     *   any entity controlling the company; or

     *   any entity controlled by the company or by its controlling entity.

         The term affiliation includes:

     *   an employment relationship;

     *   a business or professional relationship maintained on a regular basis;

     *   control; and

     *   service as an office holder.

     The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer and any officer that reports directly to the chief executive officer.

     No person can serve as an external director if the person's position or Other business creates, or may create, conflict of interests with the person'sresponsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.
     Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     Election of External Directors

     External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

     * at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

     * the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Audit Committee

     Nasdaq Requirements
We have obtained an exemption from Nasdaq's audit committee requirements based on our compliance with the corresponding requirements under the Companies Law
 See "--Companies Law Requirements" below for more information.

     Companies Law Requirements

     Under the Companies Law, our board of directors is required to appoint a audit committee, comprised of at least three directors including all of the external directors, but excluding:

     *   the chairman of the board of directors; and
     * a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

         The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, suggest appropriate courses of action, and to approve specified related party transactions. Our audit committee consists of our external director(s) and one additional director, Mr. Ilan Rosen.

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

Internal Auditor

     Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company's actions comply with the law and orderly business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term "interested party" to include a person who has holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Gideon Douvshani, CPA, serves as our internal auditor.

Approval of Specified Related Party Transactions Under Israeli Law

     Fiduciary Duties of Office Holders

     The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

     * information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

     *   all other important information pertaining to these actions.

         The duty of loyalty of an office holder includes a duty to:

     * refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

     *   refrain from any activity that is competitive with the company;

     * refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

     * disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

     Disclosure of Personal Interest of an Office Holder

     The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

     * the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

     * any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

         Under Israeli law, an extraordinary transaction is a transaction:

     *   other than in the ordinary course of business;

     *   otherwise than on market terms; or

     * that is likely to have a material impact of the company's profitability, assets or liabilities.
     Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company's interest may not be approved.

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

     Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

     * at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

     * the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

     Shareholders generally have the right to examine any document in the company's possession pertaining to any matter that requires shareholder approval. If this information is made public in Israel or elsewhere, we will file the information with the Securities and Exchange Commission in the United States.

     For information concerning the direct and indirect personal interests of an office holder and principal shareholders in specified transactions with us, see
Item 7 "Related Party Transactions."

Remuneration of Members of the Board of Directors

     Under our articles of association, no director may be paid any remuneration by the company for his services as director except as may be approved by a shareholders' resolution. Our external directors are entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with their service as external directors. In accordance with these regulations, our shareholders approved an annual fee of $8,000 and a participation fee of $400 for attendance at a meeting of the board or a committee thereof to be paid to each of our external directors. Except for the external directors, we do not pay cash remuneration to our directors for their services as directors.

Executive Officers

     Our executive officers are elected by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates on between 30 days and 4 months' written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Eisinger) following the termination of their employment with us. Monica Eisinger is entitled to six months' severance pay upon termination of her employment by either her or us, other than for cause. Mr. Elad Naggar is a former executive officers and his employment agreement contains a non-compete clause prohibiting him from competing with us for a period of 12 month from the termination of his employment with us. Under recent Israeli case law, the non-competition undertakings of employees may not be enforceable.

D.     Employees

As of December 31, 2001 we employed 177 employees, 13 of whom are part-time employees. Of these employees, 115 were employed in Israel, 26 in Romania, 24 in the United States, eight in China, three in Japan and one in the Netherlands. We employed 87 employees in research and development, 31 in professional services and customer support, 47 in sales and marketing, and 12 in general and administration. This represents a decrease from the total number of 183 employees as of December 31, 2000 and an increase from the total number of 122 employees as of December 31, 1999. Of the 183 employees as of December 31, 2000, 154 were employed in Israel, 20 were employed in the United States, seven in China, one in Japan and one in the Netherlands; 69 were employed in research and development, 46 in professional services and customer support, 48 in sales and marketing and 20 in general and administration. Of the 122 employees as of December 31, 1999, 112 were employed in Israel and 10 were employed in the United States; 55 were employed in research and development, 30 in professional services and customer support, 22 in sales and marketing and 15 in general and administration.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

                                        -6

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

E. Share Ownership

                    Total Shares
                    Beneficially      Percentage of        Number of
Name                   Owned          Ordinary Shares      Options

Monica Eisinger      5,040,000            24.4%                80,000(1)
Lior Salansky        3,749,140            18.1%                --
Kevin P. Mohan (2)      --                 --                  --
Ilan Rosen              --                 --               30,000(3)
Amnon Neubach           --                 --                  --


(1) Our audit committee and board have approved the grant of these options to Ms. Eisinger and we will seek the approval of our shareholders at our upcoming annual general meeting of shareholders on June 27, 2002. The exercise price of the options is $1.65. The options vest in equal installments on the 31st day of December in each of 2002, 2003, 2004 and 2005 and if not exercised by December 31, 2008, will expire.

(2) Summit Ventures V, L.P. is the beneficial owner of 2,592,600 shares - see Item 7A - "Major Shareholders". Mr. Mohan is a member of Summit Partners LLC, the sole general partner of Summit Partners V, L.P. which is the sole general partner of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., and Summit Advisors Fund, L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Mohan does not have voting and dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(3) The exercise price of the options is $5.00 per share. The options vest on February 1, 2003, and if not exercised by January 1, 2006, will expire.

     We have established stock option plans to provide for the issuance of options to our directors, officers and employees. Under the plans, options to purchase our ordinary shares may be issued from time to time to our directors, officers and employees at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. The option plans permit the issuance of options to acquire up to 2,308,000 ordinary shares. As of June 10, 2002, options to purchase 2,032,320 ordinary shares are outstanding and options for 52,000 ordinary shares have been exercised. The options vest over three to five years, commencing on the date of grant. Generally, options not previously exercised will expire approximately seven years after they are granted.


Item 7    Major Shareholders and Related Party Transactions

A.   Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2002 by:

     * each person who is known to own beneficially more than 5% of the outstanding ordinary shares; and

     *   all directors and executive officers as a group.

                             Total Shares            Percentage of
Name and Address of          Beneficially            Ordinary
Beneficial Owners               Owned (1)             Shares (2)
--------------------        --------------        ----------------
Monica Eisinger                5,040,000(3)              24.4%
Lior Salansky                  3,749,140(3)              18.1%
ADC Telecommunications
Israel Ltd.(4)                 4,502,000                 21.8%
Summit Partners(5)             2,592,600(6)              12.5%
Kevin Mohan(7)                 2,592,600(6)              12.5%

(1) Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2002 and are treated as outstanding only for purposes of determining the percentage owned by such person or group.

(2)     Based on 20,666,220 ordinary shares outstanding on May 22, 2002.

(3) The shares owned by Ms. Eisinger and Mr. Salansky include 140,000 shares owned by MIND Israel Ltd. Each of Ms. Eisinger and Mr. Salansky is considered a beneficial owner of these shares.

(4) ADC Telecommunications Ltd. is a wholly-owned subsidiary of ADC Telecommunications, Inc., a Minnesota company whose shares are publicly traded on the Nasdaq Stock Market.
(5) Summit Partners is the name used to refer to a group of investment partnerships. Shares reflected include 1,731,100 shares held by Summit Ventures, V, L.P. 644,180 shares held by Summit Ventures V Companion Fund, L.P., 136,120 shares held by Summit V Advisors Fund (QP) L.P., 41,600 shares held by Summit V Advisors Fund, L.P. and 39,600 shares held by Summit Investors III, L.P. The general partner for each of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP) L.P. and Summit V Advisors Fund, L.P. is Summit Partners V, L.P., the general partner of which is Summit Partners, LLC.

(6) 650,000 of the shares held by Summit Partners and its affiliates are non-voting ordinary shares. The 650,000 non-voting ordinary shares held by Summit Partners and its affiliates constitute 100% of our issued and outstanding non-voting ordinary shares. For more information about our non-voting ordinary shares, please see Item 10 "Additional Information-Voting, Shareholders' Meetings and Resolutions."

(7) Represents shares described in note (6) above, beneficially owned by Summit Ventures V, L.P. Mr. Mohan, one of our directors, is a member of Summit Partners LLC, the sole general partner of Summit Partners V, L.P., which is the sole general partner of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., and Summit V Advisors Fund, L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Mohan does not have voting and dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

     As of May 22, 2002, 20,666,220 of our ordinary shares were outstanding. At such date, there were 19 holders of record of our ordinary shares in the United States who collectively held approximately 13.6% of our outstanding ordinary shares. In addition to this amount, there were also 4,330,482 shares held by the Depositary Trust Company in the United States.

     As part of a private placement during March 2000, Summit Partners acquired Series A and Series B Preferred shares of MIND. These preferred shares were converted into 2,592,600 ordinary shares (of which 650,000 shares are non-voting shares) immediately prior to our initial public offering in August 2000. Consequently, as set forth in the table above, Summit Partners owns 12.5% of our outstanding ordinary shares.

     In connection with our private placement in March 2000, Lior Salansky sold Series B Preferred shares to the Series B investors, and an aggregate of 468,240 ordinary shares to certain other purchasers. Immediately prior to our public offering in August 2000, Lior Salansky beneficially owned 4,016,200 ordinary shares, representing 23.5% of our outstanding ordinary shares. Mr. Salansky transferred an aggregate of 117,060 ordinary shares immediately following our initial public offering pursuant to obligations under the share purchase agreement relating to the ordinary shares that he sold in connection with the private placement. Since the closing of our initial public offering through May 22, 2002, Mr. Salansky sold an additional 150,000 ordinary shares. Consequently, Mr. Salansky currently beneficially owns 3,749,140 ordinary shares, representing 18.1% of our outstanding ordinary shares. See Item 7 "Related Party Transactions
- Investment by Summit" for a description of these transactions.

     The major shareholders have the same voting rights as other shareholders, except that 650,000 of the shares held by Summit Partners are non-voting shares. On May 20, 2002 our board of directors adopted a resolution recommending that our shareholders, at the annual meeting scheduled for June 27, 2002, approve the conversion of all of the non-voting ordinary shares into ordinary shares on a 1:1 basis. The adoption of these resolutions is subject to the approval of the holders of the non-voting ordinary shares.

B.     Related Party Transactions

Investment by Summit

     Share Purchase Agreement. In March 2000, we raised approximately $12 million in a private placement of our securities to a group of funds led by Summit Ventures V, L.P. We issued to these investors 111,111 Series A preferred shares. In connection with the same transaction, the investors also purchased 27,778 Series B preferred shares from Lior Salansky, one of our directors, for an aggregate price of $3.0 million. The Series B preferred shares were issued to Mr. Salansky on March 30, 2000 in exchange for 555,560 existing ordinary shares owned by Mr. Salansky. Mr. Salansky has no relationship to the entities affiliated with Summit Ventures V, L.P. The Series B investors have agreed to transfer Series B preferred shares to Mr. Salansky under specified circumstances because when those shares were purchased from him there was an agreement that if MIND reached certain valuation targets, a portion of the shares purchased from Mr. Salansky would be returned, thereby increasing the effective per share price of the shares initially purchased from him.

     Each Series A preferred share was converted into 20 ordinary shares, or an aggregate 2,222,220 ordinary shares

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

     Simultaneously with the sale of the Series B preferred shares by Mr. Salansky described above, Mr. Salansky also sold an aggregate of 468,240 ordinary shares owned by him for a total purchase price of $2.5 million. The share purchase agreement relating to the sale of those shares provides that if we consummate an initial public offering within a period of 12 months from the date of the agreement at a specified valuation, Mr. Salansky will be deemed to have sold up to an aggregate of 585,300 ordinary shares to the purchasers. As our initial public offering price was $10.00 per share, Mr. Salansky transferred an additional 117,060 ordinary shares to those purchasers.

     Upon conversion of the preferred shares, 650,000 non-voting ordinary shares were issued to Summit Ventures, V, L.P. These non-voting ordinary shares will be automatically converted into ordinary shares on a one-for-one basis upon transfer to a third party unless that third party would then own in excess of 10% of the then outstanding ordinary shares.

     Summit Ventures V, L.P. and its related funds have no relationship with us other than their investment in the Series A and Series B preferred shares, which converted into ordinary and non-voting shares as described above. Kevin P. Mohan, a member of Summit Partners, LLC, the sole general partner of the solegeneral partner of Summit Partners V, L.P., is one of our directors. Eleven individuals, including Mr. Mohan, are members of Summit Partners, LLC.

     Registration Rights Agreement. In connection with the investment, we granted to our principal shareholders, and transferees of their shares, two demand registration rights and unlimited incidental registration rights.

     Shareholders' Agreement. In connection with the investment, we and our principal shareholders entered into a shareholders' agreement. The shareholders granted each other certain co-sale and first refusal rights, accepted certain restrictions on the transfer of their shares and agreed upon the appointment of directors and the formation of committees of the Board of Directors. In addition, we granted the shareholders certain pre-emptive rights relating to the issuance of new securities. The shareholders' agreement between us and our principal shareholders also provides that if Monica Eisinger or Lior Salansky desire to sell all or any part of the shares owned by them, other than in the public market, Summit and ADC and Ms. Eisinger or Mr. Salansky are entitled to sell a pro rata portion of the shares proposed to be sold. Except for these limited co-sale rights, the shareholders agreement terminated immediately prior to the closing of our initial public offering in August 2000.

     Repurchase of Management Shares. In connection with the investment, we repurchased an aggregate of 30 management shares, 10 each from Monica Eisinger, Lior Salansky and ADC Telecommunications Ltd. The repurchase was at nominal value.

Options Granted to Monica Eisinger

     During December 2001, our audit committee and board of directors approved the grant of 80,000 options to Ms. Monica Eisinger, our Chairperson, President and Chief Executive Officer, and we will seek the approval of our shareholders at our upcoming annual general meeting of shareholders on June 27, 2002. The exercise price of the options is $1.65. The options vest in equal installments on the 31st day of December in each of 2002, 2003, 2004 and 2005 and if not exercised by December 31, 2008, will expire.

Loans to Key Management Personnel

     In March 2002, we granted a loan in the amount of $7,000 to one of our officers. The loan bears interest at the rate of 4% per year plus linkage to the Israeli consumer price index. As of June 1, 2002 all of the principal and interest on the loan remained outstanding.

C.   Interests of Experts and Counsel

     Not applicable.

Item 8.     Financial Information

     See Item 18.

                                        -64-
Legal Proceedings

     We are not a party to any material legal proceedings.

Dividend Policy

     Through March 31, 2000, we distributed to our shareholders all of our earnings from tax-exempt income. Our current policy is to retain our earnings to support our growth, and we do not expect to pay dividends for the foreseeable future.
Item 9.	The Offer and Listing

A.     Offer and Listing Details

     Our ordinary shares have been quoted on the Nasdaq National Market under the symbol MNDO. Since August 8, 2000, the following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq National Market.

Calendar Year                             Price Per Share
                                          ----------------
                                     High                    Low
                                    -----                   -----
2001                               $8.875                  $1.11
2000 (commencing
    August 8, 2000)                $14.12                  $6.50

Calendar Period                           Price Per Share
                                          ----------------
                                     High                    Low
                                    -----                   -----
2002   First Quarter               $1.88                   $1.25

2001   First Quarter               $8.875                 $1.531
       Second Quarter              $3.18                  $1.344
       Third Quarter               $3.00                  $1.41
       Fourth Quarter              $1.87                  $1.11
2000   Third Quarter commencing
       August 8, 2000)             $14.12                 $7.25
       Fourth Quarter              $13.00                 $6.25

Calendar Month
--------------
2002   January                     $1.88                  $1.31
       February                    $1.46                  $1.25
       March                       $1.42                  $1.27
       April                       $1.30                  $1.13
       May                         $1.33                  $1.03
       June (through June 18)      $1.27                  $1.14

2001   December                    $1.87                  $1.50

                                        -65

B.     Plan Of Distribution

       Not applicable

C.     Markets

       Our ordinary shares are quoted on the Nasdaq National Market under the symbol MNDO. In addition, we intend to apply for the listing of our ordinary shares on the Tel-Aviv Stock Exchange. As a condition to such listing, our shareholders must first approve the conversion of our non-voting ordinary shares into ordinary shares, which is scheduled to be voted upon at our annual meeting on June 27, 2002.

D.     Selling Shareholders

       Not applicable

E.     Dilution

       Not applicable

F.     Expenses of the Issue

       Not applicable

Item 10     Additional Information

A.     Share Capital

       Not applicable

B.     Memorandum and Articles of Associations

Objects and Purposes

     We were first registered under Israeli law on April 6, 1995 as a private company, and on August 11, 2000 became a public company. Our registration number with the Israeli registrar of companies is 51-213448-7. The full details of our objects and purposes can be found in Section 2 of our Memorandum of Association filed with the Israeli registrar of companies. Among the objects and purposes stipulated are the following: "to engage in any kind of commercial and/or productive business and to engage in any action or endeavor which the company's managers consider to be beneficial to the company."

Transfer of Shares and Notices

     Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, shareholders of record will be provided at least 21 calendar days' prior notice of any general shareholders meeting.

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

Dividend and Liquidation Rights

     Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders' Meetings and Resolutions

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Non-voting ordinary shares are identical in all respects to the ordinary shares except that they do not carry voting rights. Non-voting ordinary shares will be automatically converted into ordinary shares on a one-for-one basis upon transfer to a third party unless that third party would then own in excess of 10% of the then outstanding ordinary shares. Non-voting ordinary shares may also be converted into an equal number of ordinary shares at the option of the holder thereof, except to the extent such holder would then hold 10% or more of the then outstanding ordinary shares. On May 20, 2002 our board of directors adopted a resolution recommending that our shareholders, at the annual meeting scheduled for June 27, 2002, approve the conversion of all of the non-voting ordinary shares into ordinary shares on a 1:1 basis. The adoption of these resolutions is subject to the approval of the holders of the non-voting ordinary shares.

     These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     We have two types of general shareholders meetings: the annual general meetings and extraordinary general meetings. These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of shareholders holding at least 5% of our ordinary shares. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may designate with the consent of the shareholders voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

     Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, our articles of association require approval of 75% of the shares present and voting to remove directors or change the structure of our staggered board of directors.

Duties of Shareholders

     Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and to refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

     *   any amendment to the articles of association;

     *   an increase of the company's authorized share capital;

     *   a merger; or

     * approval of certain actions and transactions which require shareholder approval.

     In addition, each and every shareholder has the general duty to refrain from depriving rights of other shareholders. Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power toward the company is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties, which typically do not apply to shareholders of U.S. companies, may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Restrictions on Non-Israeli Residents

     The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Mergers and Acquisitions under Israeli Law

     The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

     The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. If there already is another 25% or more, but less than majority, shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

     Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder's shares two years following the exchange and on the balance two years thereafter even if the shareholder has not yet sold the new shares.

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

     A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter. For additional information, please see Item 6C "Board Practices".

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

Insurance of Office Holders

     Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

     *   a breach of his duty of care to us or to another person;

     * a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     *   a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

     Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

     * a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by the court; and

     * reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:

        * proceedings we institute against him or instituted on our behalf or by another person;

        *   a criminal charge from which he was acquitted; or

        * a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent.

Our articles of association also include provisions:

     * authorizing us to undertake to indemnify an office holder as described above, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

     *   authorizing us to retroactively indemnify an officer or director.

         Limitations on Exculpation, Insurance and Indemnification

     The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

     * a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     * a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

     * any act or omission done with the intent to derive an illegal personal benefit; or

     *   any fine levied against the office holder.

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

C.     Material Contracts

     The agreements that we entered into with Summit Partners are summarized under Item 7.B "Major Shareholders and Related Party Transactions-Related Party Transactions".

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

E.     Taxation

                                        -11-

Israeli Tax Considerations

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli and United States tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question.

     Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

     The rate of corporate tax in Israel to which Israeli companies are subject is 36%. As described below, the tax rate payable by a company which derives income from an "Approved Enterprise" may be considerably less.

Law for the Encouragement of Capital Investments, 1959

     The Law for Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an "Approved Enterprise." Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits under the law are usually not available with respect to income derived from products manufactured outside of Israel.

     Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the regular rate of 36%, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents ("foreign investment level"). The tax rate is:

     *   20% if the foreign investment level is 49% or more but less than 74%;

     *   15% if the foreign investment level is 74% or more but less than 90%;
         and

     *   10% if the foreign investment level is 90% or more.

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

     The Investment Center bases its decision of whether to approve or reject a company's application for designation as an Approved Enterprise on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits, linked to the Israeli consumer price index and interest. These conditions include:

     * adhering to the business plan contained in the application to the Investment Center;

     * financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of shares;

     * filing regular reports with the Investment Center with respect to the Approved Enterprise; and

     * obtaining the approval of the Investment Center for changes in the ownership of a company.

     Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. Since our manufacturing facilities are located in an area that was designated by the State of Israel as "Area A" at the time of the approval of our two existing Approved Enterprises, and since we elected to receive the alternative package of benefits (involving waiver of investment grants), our income derived from each Approved Enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from each Approved Enterprise. In February 2001 the area in which our manufacturing facilities are located was designated by the State of Israel as "Area B", and accordingly, the rules applicable to Area B will apply to any future Approved Enterprise approved by the Investment Center. To date, we have two Approved Enterprises, as follows:

     * the first Approved Enterprise commenced operations in 1995 and income derived from this Approved Enterprise is exempt from tax for a period of ten years through 2004;

     * the second Approved Enterprise requires that we invest approximately $6.4 million in property, plant and equipment pursuant to an approved investment plan. In May 2002 we submitted a request to Investment Center to amend the second Approved Enterprise so that it would cover investments in property, plant and equipment of approximately $1.45 million. We have not yet received the Investment Center's response to this request; and

     * after we have invested 80% of this amount, income from this Approved Enterprise will be exempt from tax for a period of ten years.
     When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is ordinarily up to 25% and to withhold at source on behalf on the recipient of the dividend an additional 15% of the amount distributed. Through May 31, 2000 we distributed most of our income and paid corporate tax at the rate of 25%. Since then we did not distribute additional amounts as dividends. In the future, we intend to reinvest the amount of our income and not to distribute such income as a dividend.

     The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

     Law for the Encouragement of Industry (Taxes), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from capital gains, interest and dividends, is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial activity.

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

Eligibility for the benefits under the law is not subject to receipt of prior approval from any governmental authority. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. However, the definition may be amended from time to time and the Israeli tax authorities, which reassess our qualifications annually, may determine that we no longer qualify as an Industrial Company. As a result of either of the foregoing, the benefits described above might not be available in the future.

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

     The Israeli Income Tax Ordinance and regulations promulgated thereunder allow "Foreign-Invested Companies," which maintain their accounts in U.S. dollars in compliance with the regulations to adjust their tax returns based on exchange rate fluctuations of the NIS against the U.S. dollar rather than changes in the Israeli consumer price index, or CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign Invested Company is a company more than 25% of the share capital of which in terms of rights to profits, voting and appointment of directors, and of the combined share capital of which including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change the election for a period of three years following the election. We adjust our tax returns based on the changes in the Israeli CPI. Because we qualify as a "Foreign-Invested Company," we are entitled to measure our results for tax purposes on the basis of changes in the exchange rate of the U.S. dollar in future tax years.

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

     Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, sales of the ordinary shares are exempt from Israeli capital gains tax, for so long as the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance, provided that we continue to qualify as an Industrial Company or Industrial Holding Company. See "Law for Encouragement of Industry (Taxes), 1969." Under a possible interpretation of the Income Tax (Inflationary Adjustment) Law, 1985, non-Israeli companies may be subject to Israeli taxation on the sale of our shares regardless of whether our shares are traded on a recognized stock exchange. Furthermore, under the income tax treaty between the U.S. and Israel, a holder of ordinary shares who is a U.S. resident will be exempted from Israeli capital gains tax on the sale of ordinary shares unless the holder owned, directly or indirectly, 10% or more of our voting power at any time during the 12-month period before the sale.

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

     Proposed Tax Reform

     On June 17, 2002, the Israeli government approved the recommendations of the Committee on the Reform of Taxes on Income (the 2nd Rabinovitz committee) to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

     The committee recommended to impose a 15% tax upon real capital gains realized as of a specific date (yet to be determined) from the sale of shares of companies traded on the Tel Aviv Stock Exchange by individuals who are Israeli residents. Such sales are currently exempt from capital gains tax in Israel. It is not clear from the committee's recommendations whether such tax rate would apply to the sale of shares of a company that is considered an "industrial company" and whose shares are traded on a non-Israeli stock exchange. Such sales are currently exempt from capital gains tax in Israel. In any case, non-Israeli residents will continue to be exempt from tax in Israel upon the sale of our ordinary shares.

     In addition, the committee recommended the following, among other things:

     * To reduce the tax on capital gains (other than gains deriving from the sale of publicly traded securities) to a general rate of up to 25%;

     * To impose a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties; and

     * To introduce controlled foreign corporation (CFC) rules into the Israeli tax structure. Under such rules, an Israeli resident who controls a foreign corporation, a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend.

     To be enacted as legislation the report of the committee must be approved by the Israeli parliament and published, and the substance of the recommendations could undergo significant revision during that process. Such legislation could have adverse tax consequences for us and for our shareholders. Because we cannot predict to what extent the committee's recommendations will eventually be enacted into law, we and our shareholders face uncertainties as to the potential consequences of this tax reform initiative.

     United States Federal Income Tax Considerations

     Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of the ordinary shares to a U.S. holder.

     A U.S. holder is:

     *   an individual citizen or resident of the United States;

     * a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

     * an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

     * a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all substantial decisions of the trust.

     Unless otherwise specifically indicated, this summary does not consider United States tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances, like the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass through entity is not considered, nor are the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

     You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the ordinary shares.

     Distributions on the Ordinary Shares

     Subject to the discussion below under "Passive Foreign Investment Company Status", a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares.

     Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based upon the spot rate of exchange in effect on the date of the distributions. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S. source income or loss.

     Subject to the limitations set forth in the Code, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability he Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income payable with respect each such class. In this regard, dividends paid by us will generally be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your own tax advisor to determine whether and to what extent you would be entitled to this credit.

     Disposition of Ordinary Share

     Subject to the discussion below under "Passive Foreign Investment Company Status", upon the sale or exchange of the ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange.

     Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

     Passive Foreign Investment Company Status

     Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature, referred to as the "Income Test", or (ii) the average percentage of its assets during such tax year which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more, referred to as the "Asset Test".

     There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the Asset Test. However, the legislative history of the U.S. Taxpayer Relief Act of 1997, referred to as the 1997 Act, indicates that for purposes of the Asset Test, "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." It is unclear under current interpretations of the 1997 Act whether other approaches could be employed to determine the value of our assets. Under the approach set forth in the legislative history to the 1997 Act, we believe that we would be deemed a PFIC for 2001, principally because a significant portion of our assets continued to consist of cash, cash equivalents and short-term investments from the proceeds of our initial public offering, coupled with the decline in the public market value of our ordinary shares during 2001. In addition, based on application of the approach of the 1997 Act, there is a high likelihood that we may be deemed a PFIC in 2002. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

     Because less than 75% of our gross income in 2001 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years. In addition, we do not believe that application of the Asset Test would have resulted in our classification as a PFIC for any tax year prior to 2001.

     If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder's holding period of ordinary shares and the U.S. holder does not make a QEF election or a "mark-to-market " election (both as described below), any gain recognized by the U.S. holder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income generally would be allocated over a U.S. holder's holding period with respect to our ordinary shares. The amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

     Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during the U.S. holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. holder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's tax basis in these ordinary shares.

     A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

     For any tax year in which we are treated as a PFIC, a U.S. holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund, referred to as a QEF election. In that case, the U.S. holder would be required to include in income currently his proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. holder. Any gain subsequently recognized upon the sale by the U.S. holder of his ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

     A shareholder may make a QEF election with respect to a PFIC for any taxable year of the shareholder. A QEF election is effective for the year in which the election is made and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. holder making the QEF election must make the election on or before the due date, as extended, for the filing of the shareholder's income tax return for the first taxable year to which the election will apply.

     A U.S. holder must make a QEF election by completing Form 8621 and attaching it to their U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. We will provide to each shareholder, upon request, the tax information required to make a QEF election and to make subsequent annual filings.

     As an alternative to a QEF election, a U.S. holder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of his ordinary shares and the adjusted tax basis of his ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder's death, the normally available step up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares.

     The implementation of many aspects of the Code's PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.

     Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC for 2001 and any subsequent years and the eligibility, manner and advisability of making a QEF election or a mark-to-market election, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to a U.S. holder.

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

     Non-U.S. Holders of Ordinary Shares

     Except as provided below, a non-U.S. holder of ordinary shares except certain former U.S. citizens and long-term residents of the United States generally will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless such item is effectively connected with the conduct by the non U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

     Non-U.S. holders generally will be subject to information reporting and backup withholding at a rate of 31% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit gainst the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

     If a foreign judgment is enforced by an Israel court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at a rate of exchange in force on the date thereof, but the judgment debtor may ake payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

F.     Dividends and paying agents

       Not applicable.

G.     Statement by Experts

       Not applicable.

H.     Documents on Display

     You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at MIND C.T.I. Ltd., Industrial Park, Building 7, Yoqneam, 20692, Israel, Attention: Arie Ganot, Chief Financial Officer, telephone 972-4-993-6666. A copy of each report submitted in accordance with applicable United States law is available for review at our principal executive offices

     A copy of each document (or a translation thereof to the extent not in English) concerning MIND that is referred to in this Annual Report on Form 20-F, is available for public review at our principal executive offices at Industrial Park, Building 7, Yoqneam, 20692, Israel.

I.     Subsidiary Information


       Not applicable.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

     Market risk represents the risk of changes in the value of our financial instruments as a result of fluctuations in foreign currency exchange rates. We endeavor to limit our balance sheet exposure to the changes between the U.S. dollar and other currencies by attempting to maintain a similar level of assets and liabilities in any given currency, to the extent possible. However, this method of matching levels of assets and liabilities of the same currency is not always possible to achieve.

     The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2001.

     The following table sets forth our consolidated balance sheet exposure as of December 31, 2001.
                                                      Current
                                                      Monetary
                                                       Asset
Currency                                           (Liability-net)
----------                                         (In thousands)
                                                -------------------
NIS                                               $        481
Other non-dollar currencies                       $      ..783
                                                  ------------
                                                  $      1,264
                                                    ==========

     Our annual expenses paid in NIS are approximately $7.5 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $75,000 for the years ended December 31 2001 and 2000.

     As of December 31, 2001, we did not hold any financial instruments that are subject to risk arising from changes in interest rates or changes in equity prices. Also, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.     Description of Securities Other Than Equity Securities

     Not applicable.

                                      PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use
             of Proceeds

E.          Use of Proceeds

     The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2001, all proceeds have been invested in highly liquid bank deposits.

     All offering-related expenses were direct or indirect payments to persons other than (i) directors, officers or their associates, (ii) persons owning ten percent (10%) or more of our ordinary shares or (iii) affiliates of MIND.

Item 15.     [Reserved]

Item 16.     [Reserved]

                                        PART III

Item 17.     Financial Statements

             Not applicable.

Item 18.     Financial Statements

     The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.     EXHIBITS

(a) The following consolidated financial statements and related auditors' report are filed as part of this Annual Report.

Table of Contents to 2001 Consolidated
  Financial Statements                                F-1
Report of Independent Auditors                        F-2
Consolidated Financial Statements
  Balance Sheets                                F-3 - F-4
Statements of Operations                              F-5
Statements of Changes in Shareholders' Equity         F-6
Statements of Cash Flows                             F-7
Notes to financial statements                        F-9 - F-30

                                        -85-
b)     Exhibits:

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

10.6*          Waiver between Summit, ADC Teledata Communications Ltd., Monica
Eisinger and Lior Salansky dated August 1, 2000

10.7**, Consent of Kesselman & Kesselman, independent auditors of MIND C.T.I.
Ltd.

*     Incorporated by reference to MIND C.T.I. Ltd's Registration
Statement (File 333-12266) F-1.

**    Filed herewith.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                         MIND CTI LTD.

                                   /s/ Monica Eisinger
                  ----------------------------

                                        By:     Monica Eisinger
                                         --------------------------
                                        Title:  President & CEO
                                         --------------------------
                                        Date:   June 24, 2002
                                         --------------------------

                                        -87

        EXHIBIT 8

   List of Subsidiaries

Name of Subsidiary   Jurisdiction of Incorporation

MIND C.T.I. Inc.     New Jersey

MIND Software SRL    Romania

MINDIA               Netherlands

MIND Japan KK        Japan

                                        -88

                                EXHIBIT 10.7

PRICEWATERHOUSECOOPERS

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)
                                             Trade Tower, 25 Hamered Street
                                             Tel Aviv 68125 Israel
                                             P.O Box 452 Tel Aviv 61003 Israel
                                             Telephone +972-3-7954555
                                             Facsimile +972-3-795455

                        Consent Of Independent Public Accountants

     We hereby consent to the incorporation by reference in this Annual Report on Form 20-F of MIND C.T.I Ltd. for the year ended December 31, 2001, and in the Registration Statements on Form S-8 (Registration No. 333-54632) of our Report dated February 11, 2002, which appears on page F-2 of the consolidated financial statements of MIND C.T.I Ltd.





      /s/ Kesselman & Kesselman

Tel-Aviv, Israel                             Kesselman & Kesselman
June 24, 2002                    Certified Public Accountants (Isr.)


                                        -89-