Form 20-F
period 2003-02-07
MIND CTI LTD
filed 2003-07-02
CIK 1119083

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


















As of December 31, 2002, the Registrant had outstanding 20,686,220
Ordinary Shares, nominal value NIS 0.01 per share.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                              Yes  X  No  _

Indicate by check mark which financial statement item the Registrant has elected to follow.
                                                _ Item 17    X     Item 18


























			      -2-
PART I
Unless the context requires otherwise, "MIND", "us", "we" and "our" refer to MIND C.T.I. Ltd. and its subsidiaries.

Item 1.     Identity of Directors, Senior Management and Advisers

		Not applicable.

Item 2.     Offer Statistics and Expected Timetable

		Not applicable.

Item 3.     Key Information

A.	Selected Financial Data
The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2002. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto.
Our audited consolidated financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 "Operating and Financial Review and Prospects."

                             Years Ended December 31,
                      ---------------------------------------
                       1998    1999    2000     2001    2002
                      ------  -----  -------  ------  -------
                 In US $ thousands, except share and per share data)
                      ---------------------------------------
Consolidated Statement
  of Operations Data:
Revenues:
  Sales of licenses    $3,385  $6,791  $12,476  $7,108  $6,535
Services                  685   1,405    3,137   3,361   3,473
                      ------  ------    ------  ------ -------
Total revenues		4,070	8,196	15,613	10,469	10,008
Cost of revenues	  823	1,487	 2,203	 2,242	 2,479
Gross profit		3,247	6,709	13,410	 8,227	 7,529
Research and development,
  expenses - net	1,049	1,927	 3,795	 4,423	 3,723
Selling, general and
  administrative
  expenses:
  Selling expenses	  863	1,958	 4,774	 6,767	 4,154
  General and
   administrative
     expenses		  592	1,000	 1,931	 3,097	 1,279
Operating income (loss)	  743	1,824	 2,910	(6,060)	(1,627)
Financial and other income
 net			   99	  137	 1,083	 1,588	 2,078

                                        -3-

Income (loss) before taxes
 on income		  842	1,961	 3,993	(4,472)	   451
Taxes on income		  201	  447	   245	     7	   117
Income (loss) before
minority interest	  641	1,514	 3,748	(4,479)	   334
Minority interest in
losses of a subsidiary	   --	   --	    --	    89	    --
                       ------  ------   ------  ------ -------
Net income (loss)	  641	1,514	 3,748	(4,390)	   334
Accretion of mandatorily
  redeemable preferred
  shares to mandatory
  redemption value	   --	   --   (8,894)     --      --
Amortization of beneficial
  conversion  feature of
  mandatorily redeemable
  convertible preferred
  shares	  	   --      --	(7,223)     --      --
Net income (loss)
 applicable to ordinary
 shares			 $641  $1,514 $(12,369) $(4,390)  $334
Earnings (loss) per
 ordinary share -
  basic and diluted	$0.05   $0.10   $(0.73)  $(0.21) $0.02
Weighted average number
 of ordinary shares
 used in computation
 of earnings (loss) per
 ordinary share - in
 thousands:
  Basic		       12,246  14,667   16,897  20,654  20,677
                       ======  ======  ======  ======   ======
  Diluted	       12,283  14,984   16,897  20,654  20,761
                       ======  ======  ======  ======   ======
Dividends per
 ordinary share	       $ 0.01  $ 0.03   $ 0.12  $ 0.00  $ 0.00
                       ======  ======  ======  ======   ======

                                       As of December 31,
                            -----------------------------------------------
                               1998      1999     2000     2001     2002
                            --------  --------  --------  -------   -------
                                               (In US thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents      $803    $2,646  $43,373  $39,723  $11,312
Working capital		      1,181     4,415   46,689   41,640   11,334
Total assets		      3,217     7,493   52,948   46,734   47,967
Share capital and additional
 paid-in capital	      1,103     3,442   60,831   60,985   61,142
                             ------    ------   ------   ------   ------
Total shareholders' equity    1,760     5,220   48,227   43,991   44,482


                                  -4-
	B.	Capitalization and Indebtedness
		Not applicable.

	C.	Reasons for the Offer and Use of Proceeds
		Not applicable.

	D.	Risk Factors

	We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

A continued slow down in expenditures by telecommunications service providers could have a material adverse effect on our results of operations.

	The global deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000 and continuing throughout 2002 and into 2003. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. As a result, our revenues for 2001 were lower than for 2000, and our revenues for 2002 were lower than for 2001. A further decline in capital expenditures by telecommunications services providers may reduce our sales and could result in additional pressure on the price of our products, both of which would have a material adverse effect on our operating results.

If the outbreak of the Severe Acute Respiratory Syndrome virus, known as SARS, is not curbed, our business in the Asia Pacific region will suffer.

	In 2002, approximately 21.14% of our revenue derived from the Asia Pacific region We are currently experiencing difficulties in providing required maintenance and support to our customers in this region due to travel restrictions. Furthermore, if the SARS outbreak is not controlled shortly and if the traffic restrictions are not lifted, our ability to pursue further business in this area will be impeded and our business would be materially harmed.

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

                                      -5-
* the timing of releases of new products by manufacturers of telecommunications equipment with which our billing and customer care software operates; and
* the timing of product introductions by competitors.
In future quarters, our operating results may be below the expectations of public market analysts and investors, and as a result, the price of our ordinary shares may fall.

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

                                      -6-
	From time to time, our software, as well as the systems into which it is integrated, contain undetected errors. Because of this integration, it can be difficult to determine the source of the errors. Also, from time to time, hardware systems we resell contain certain defects or errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:
* diversion of our resources and the attention of our personnel from our research and development efforts to address these errors;
* negative publicity and injury to our reputation that may result in loss of existing or future customers; and/or
* loss of or delay in revenue and loss of market share.
In addition, we may be subject to claims based on errors in our software or mistakes in performing our services. Our licenses and agreements generally contain provisions such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages, designed to limit our exposure to potential claims. However, not all of our contracts contain these provisions and we cannot assure you that the provisions that exist will be enforceable. For example, we have an agreement with Cisco Systems Inc. relating to our provision of billing and customer care software to China Unicom jointly with voice gateways provided by Cisco. This agreement requires us to indemnify Cisco for claims by China Unicom relating to our software.
In addition, while we maintain product liability and professional indemnity insurance, we cannot assure you that this insurance will provide sufficient, or any, coverage for these claims. A product liability or professional indemnity claim, whether or not successful, could adversely affect our business by damaging our reputation, increasing our costs, and diverting the attention of our management team.

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






                                      -7-
	We have derived, and anticipate that we will continue to derive, a significant portion of our market opportunities and revenues from our marketing alliances and reseller arrangements with major manufacturers of telecommunications equipment, including Alcatel, Cisco, Ericsson, Lucent and VocalTec, which market our products to their customers. Our marketing alliances and reseller arrangements with these parties are nonexclusive and do not contain minimum sales or marketing performance requirements. In some instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Our marketing allies and resellers also work with some of our competitors, and have invested in these competing companies. For example, Cisco has invested in Portal Software Inc., one of our competitors. Moreover, our marketing allies and resellers may develop their own internal mediation, rating, billing and customer care software products that compete with ours and sell them as part of their equipment. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers develop their own competing mediation, rating, billing and customer care software products, our revenues and income will decline.

We depend on a limited number of customers who generate a significant portion of our revenues.

	21% or our total revenues in 2002 were generated by sales to two customers. Our future growth will depend on, among other things, our ability to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers. Our operating results could be materially adversely affected if we are unable to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of existing customers.


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




                                      -8-
	Our products require sophisticated research and development, sales and marketing, software programming and technical customer support. Our success depends on our ability to attract, train, motivate and retain highly skilled personnel within each of these areas of expertise. Qualified personnel in these areas are in great demand and are likely to remain a limited resource for the foreseeable future. We cannot assure you that we will be able to retain the skilled employees we require. In addition, the resources required to retain such personnel may adversely affect our operating margins. The failure to retain qualified personnel may harm our business.

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







                                      -9-
	Federal, state and international regulatory bodies regulate the telecommunications industry and the products that use telecommunications networks. Over the past decade, a variety of new entrants have begun to provide telecommunications services and, in particular, Voice over IP services, intensifying competition in that industry. Future growth in the markets for our products and services will depend in part on the continuation of a favorable regulatory environment for Voice over IP services. However, the growth of Voice over IP has also led to close examination of its regulatory treatment in many jurisdictions. The provision of Voice over IP services is subject to change as a result of future regulatory action, judicial decisions or legislation. The cost of providing Voice over IP services could increase as a result of any regulatory changes that would require providers to pay charges applicable to traditional telephone networks. Any new regulations that increase the cost of providing Voice over IP services could halt the growth of the Voice over IP market. As a result, the market for our billing and customer care software could decline.

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

	In 2002, we derived 74% of our revenues from the sale of software and related services to providers of IP services and traditional wireline and wireless telephony services. Before we can sell our software to some of these customers, they must conduct a lengthy and complex approval and purchase process. Prospective customers must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. The following factors, among others, affect the length of the approval process:
* the time involved for our customers to determine and announce their specifications;
                                      -10-
* the complexity of the networks being deployed;
* the timely delivery by telecommunications equipment manufacturers of the hardware comprising the customer's network infrastructure;
* the build-up of the customer's network infrastructure; and
* the timely release of new versions of products comprising the customer's network infrastructure by the vendors of those products.
Delays in product approval may decrease our revenues and could seriously harm our business and results of operations.

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

	We may pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. For example, in March 2001 we acquired the VeraBill product line for traditional wireline and wireless carriers for $1 million. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management's attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:
* potentially dilutive issuances of equity securities;
* the incurrence of debt and contingent liabilities;
* amortization of intangible assets;
* research and development write-offs; and
* other acquisition-related expenses.
Acquired businesses or joint ventures may not be successfully integrated with our operations or with our technology. If any acquisition or joint venture were to occur, we may not receive the intended benefits of the acquisition or joint venture. In addition, we have limited experience with respect to negotiating an acquisition and operating an acquired business. If future acquisitions disrupt our operations, our business may suffer.
                                      -11-
If we are unable to adequately protect our intellectual property or become subject to a claim of infringement, our business may be materially adversely affected.
	Our success and ability to compete depend substantially upon our internally developed technology. Any misappropriation of our technology could seriously harm our business. In order to protect our technology and products, we rely on a combination of trade secret, copyright and trademark law. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our software or technology or to develop software with the same functionality. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent misappropriation, particularly in foreign countries where the laws may not protect our intellectual property rights as fully as in the United States.
	Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services in the mediation, rating billing and customer care industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or court order that could prevent us from selling our software. Any of these events could seriously harm our business.

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

	Mr. Mohan, a member of our board of directors, is a general partner of Summit Partners and a director of Martin and Associates, a company partially owned by Summit Partners. Martin and Associates is a provider of billing and customer care software for local telephony providers and might compete with us in the future. Mr. Mohan, as a director of our company, has fiduciary duties, including a duty of loyalty, to our company but may also have conflicts of interest with respect to matters potentially involving or affecting us, such as acquisitions or other corporate opportunities that may be suitable for both us and Summit Partners or Martin and Associates. Although we believe that Mr. Mohan will be able to fulfill his fiduciary duties to our shareholders despite his involvement with Summit Partners, there could be potential conflicts of interest when Mr. Mohan is faced with decisions that could have different implications for our company and Summit Partners. These conflicts could be resolved in a manner adverse to us, which could harm our business.
                                      -12-
For more information relating to how we handle conflicts of interest, see
Item 6.C "Board Practices - Approval of Specified Related Party Transactions under Israeli Law."

Because a substantial majority of our revenues are generated outside of Israel, our results of operations could suffer if we are unable to manage international operations effectively.

	During 2002, approximately 91% of our revenues were generated outside of Israel. Our sales outside of Israel are made in more than 25 countries. We currently have sales and support offices located in Hasbrouck Heights, New Jersey, Beijing, China, and Jassy, Romania. In addition, we have an
R&D team in Jassy, Romania. We plan to establish additional facilities in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:
* staffing and managing foreign operations;
* increased risk of collection;
* potentially adverse tax consequences;
* the burden of compliance with a wide variety of foreign laws and regulations;
* burdens that may be imposed by tariffs and other trade barriers; and
* political and economic instability.

Our business may be negatively affected by exchange rate fluctuations.

	Although most of our revenues are denominated in U.S. dollars, approximately 45% of our expenses are incurred in New Israeli Shekels, or NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, devaluation in the Euro or local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations. The imposition of price or exchange controls or other restrictions on the conversion of foreign currencies could affect our ability to collect payments, which in turn, could have a material adverse effect on our results of operations and financial condition.

Breaches in the security of the data collected by our systems could adversely affect our reputation and hurt our business.

	Customers rely on third-party security features to protect due privacy and integrity of customer data. Our products may be vulnerable to breaches in security due to failures in the security mechanisms, the operating system, the hardware platform or the networks linked to the platform. MIND-iPhonEX, which
                                      -13-
provides web access to information, presents additional security issues for our customers. Security vulnerabilities could jeopardize the security of information stored in and transmitted through the computer systems of our customers. A party that is able to circumvent our security mechanisms could misappropriate proprietary information or cause interruptions in the operations of our customers. Security breaches could damage our reputation and product acceptance would be significantly harmed, which would cause our business to suffer.
Risks Relating to the Market for our Ordinary Shares

Holders of our ordinary shares who are United States residents face income tax risks.

	We believe that we classified as a passive foreign investment company, or PFIC, for 2002. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and could cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either:
* 75% or more of our gross income is passive income; or
* 50% or more of the average value of all of our assets for the taxable year produce, or are held for the production of, passive income.
As a result of our substantial cash position and the decline in value of our ordinary shares, we believe that we classified as a PFIC for 2002 under the asset test. We could also be deemed a PFIC in 2003. A separate determination must be made each year as to whether we are a PFIC.
Highly complex rules apply to U.S. holders of our ordinary shares if we are treated as a PFIC for U.S. federal income tax purposes for any year during the U.S. holder's holding period. Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these tax rules. U.S. residents should carefully read Item 10.E "Taxation - United States Federal Income Tax Considerations" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Our share price has fluctuated and could continue to fluctuate significantly.

	The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has decreased significantly since our initial public offering in August 2000.
A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:
* fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
* shortfalls in our operating results from the levels forecast by securities analysts;
* public announcements concerning us or our competitors;
* changes in pricing policies by us or our competitors;
* market conditions in our industry;
* the general state of the securities market (particularly the technology sector); and
* the relatively small number of shares trading in the public market
We do not control these matters and any of them may adversely affect our business internationally. In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular has been subjected to extreme price and volume fluctuations that have been unrelated or disproportionate to operating
                                      -14-
performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

Substantial sales of our ordinary shares could adversely affect our share price.

	Sales of a substantial number of ordinary shares could adversely affect the market price of our ordinary shares. Given the likely volatility that exists for our ordinary shares, such sales could cause the market price of our ordinary shares to decline.
As of June 11, 2003, we had outstanding 20,686,220 ordinary shares and 4,724,775 ordinary shares that are freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act. In addition, many of our ordinary shares were issued outside the United States under Regulation S and are freely tradable without restriction or further registration under the federal securities laws unless held by our affiliates. Holders of 15,961,445 ordinary shares have the right to require us to register their shares on two occasions, and have incidental registration rights with respect to those ordinary shares. In addition, as of June 11, 2003 there were outstanding options to purchase a total of 1,749,420 ordinary shares, of which 702,550were vested, and we were authorized to grant options to purchase 1,531,280 additional ordinary shares. We have filed a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

If we do not satisfy all the requirements for continued listing on the Nasdaq National Market, our shares may be delisted.

	The Nasdaq Stock Market has a number of requirements for the continued listing of shares on the Nasdaq National Market. For example, a company's shares must have a minimum bid price of $1.00 per share and the company is required to maintain a minimum market value of publicly held shares of $5 million. If we do not comply with the continued listing requirements, we could be delisted from the Nasdaq National Market. Our shares would then be quoted on the Nasdaq SmallCap Market (if we satisfy the continued listing requirements for such market) or the Over-The-Counter Bulletin Board. If our shares are delisted from the Nasdaq National Market, our share price might decline further.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

	Our ordinary shares are listed for trading on the Nasdaq National Market, or Nasdaq, and on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is insignificant and as such is subject to volatility. The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a
                                      -15-
decrease in the trading price of our ordinary shares on the other market.

Some of our shareholders continue to be able to control the outcome of matters requiring shareholder approval.

	As of June 11, 2003, Monica Eisinger, Lior Salansky,
Polar Communications Ltd. and Summit Partners and its affiliates beneficially own an aggregate of 16,037,794 ordinary shares representing approximately 77.5% of our outstanding ordinary shares. These shareholders, if they vote together, are able to control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. This concentration of ownership may adversely affect our share price. Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may harm our operating results.

	We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Accordingly, our operations, financial position and operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, which has led to a crisis in the Middle East peace process and affected Israel's relationship with its Arab citizens and several Arab countries. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

	We receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. These tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for expansion of our Approved
                                      -16-
Enterprise programs or for new programs. These requests might not be approved. The termination or reduction of these tax benefits could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E "Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 7 to our financial statements contained in
Item 18.

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

	Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually, and may, during times of emergency, be required to serve for longer periods of time. There are proposals to increase this annual commitment. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption in our operations would harm our business.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities laws claims in Israel.

	We are incorporated in the State of Israel. Substantially all of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. We have been informed by our legal counsel in Israel that original actions may not be instituted in Israel to enforce civil liabilities under the Securities Act and the Exchange Act. However, subject to specified time limitations, Israeli courts are authorized to enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter provided that:
* adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
* the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;
* the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;
* the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
* an action between the same parties in the same matter is not pending in any
                                      -17-
  Israeli court at the time the lawsuit is instituted in the United States court; and
* the U.S. court is not prohibited by law from enforcing judgments of Israel courts.
Therefore, it may be difficult for a shareholder, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult a change of control and therefore may depress the price of our stock.
	Some of the provisions of our articles of association and Israeli law could, together or separately:
* discourage potential acquisition proposals;
* delay or prevent a change in control; and
* limit the price that investors might be willing to pay in the future for our ordinary shares.
In particular, our articles of association provide that our board of directors will be divided into three classes that serve staggered three-year terms and authorize our board of directors to adopt protective measures to prevent or delay a coercive takeover, including without limitation the adoption of a "Shareholder Rights Plan". In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See Item 10.B "Memorandum and Articles of Associations -Mergers and Acquisitions under Israeli Law." Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law.
For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

Item 4.		Information on the Company

A.	History and Development of the Company.

General

	Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law, 1999 and the regulations promulgated thereunder.
Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 20692, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is MIND C.T.I. Inc. and its principal offices are located at 777 Terrace Avenue, Hasbrouck Heights, New Jersey, 07604.

Developments since January 1, 2002

	During 2002 we deployed our 3G solution at our first mobile operator, H3G Italy. The solution enables diverse multimedia mobile services for data, content and video for prepaid and post-paid subscribers and provides real-time AAA (Authentication, Authorization and Accounting). H3G Italy obtained a
                                      -18-
universal mobile telecommunications system (UMTS) license in Italy in November 2000 and is aiming at becoming the first Multimedia Mobile Operator of the Italian market. The listing of our shares on the Tel-Aviv Stock Exchange, or TASE, was completed and trading of our shares on TASE began on July 11, 2002. Our ordinary shares are quoted on the Tel-Aviv Stock Exchange under the symbol MIND and are part of TELETEC index.
	Prior to listing our shares on TASE, our share capital was divided into ordinary shares and non-voting ordinary shares. However, the Israeli Securities Law, 1968, prohibits the initial listing on the TASE of the securities of a company if such company's share capital is divided into more than one class of shares where the voting rights of such shares do not carry equal voting rights in proportion to their nominal value. In order to complete the listing of our shares on TASE in compliance with the Israeli Securities Law, 1968, our non-voting ordinary shares were converted into ordinary shares and our memorandum and articles of association were amended so that we will only have one class of shares, the ordinary shares. The conversion of all of the non-voting ordinary shares into ordinary shares on a one-for-one basis and the corresponding amendment of the Company's memorandum and articles of association were approved by our shareholders on June 27, 2002.

Principal Capital Expenditures

	During 2000, 2001 and 2002 the aggregate amount of our capital expenditures was $3.4 million. These expenditures were principally for the purchase of testing and other equipment, and include $1.0 million paid in cash during 2001 for the purchase of the VeraBill product line. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

B.	Business Overview

Overview

	Mediation, Rating, Billing and Customer Care Solutions

	We develop, manufacture and market real-time mediation, rating, billing and customer care software for multiple services, including voice, data and content services.
	Our billing and customer care software, known as MIND-iPhonEX, enables providers of multiple IP-based services to meet complex, mission-critical billing and customer care needs. MIND-iPhonEX is scalable, which means that it is easily adapted to changes in the size and configuration of a service provider's network. It interfaces with the IP telecommunications equipment of major manufacturers, such as Cisco Systems and Ericsson, as well as with traditional telecommunication equipment. We expect that our software will also support other services that may be offered in the future by operators over the
IP infrastructure. The basic difference between billing for these services is the method of rating (calculating the cost) of each service. For example, voice is rated by duration and destination, data is rated either by packets or by bytes, and content is rated by its nature.
	During 2001 we completed the acquisition of the VeraBill line of telephony billing and customer care software solutions from
                                      -19-
Veramark Technologies Inc. The VeraBill product line, now marketed under the
MindBill name, provides mediation, provisioning and billing solutions for small and medium size wireline and wireless mobile telephony carriers. The MindBill product line targets wireline and wireless telephony carriers with up to a few hundred thousand subscribers.
	MIND-iPhonEX, MindBill and VeraBill have been installed for a large base of customers worldwide, including:
* Traditional telecommunications service providers that also offer Voice over IP telephony, such as China United Telecommunications Corp. (China Unicom),
  Marconi Telecom, Singapore Telecommunications Limited (SingTel), Sovintel,
  Sri Lanka Telecom, Telefonica del Peru and Verizon;
* Internet telephony service providers that primarily offer Voice over IP services and do not offer traditional telephone services, including,  AzulTel,
  BudgetTel Australia Pty. Ltd., ePHONE Telecom Inc. and First Mobile Japan ;
* Internet service providers such as S.C. Artelecom S.A. and Vivodi
  International;
* Traditional wireline telephony providers such as Antigua Public Utilities
  Commission, Tanzania Telecom and Telefonia Bonairiano;
* GSM wireless telephony providers, including American Samoa Telecommunications
  Authority and SouthEast Telephone; and
* 3rd generation (3G) mobile operators that provide broadband mobile IP services, such as H3G Italy.

	Enterprise Call Management Systems

	In addition to our billing and customer care software, we offer two call management systems used by organizations for call accounting, traffic analysis and fraud detection. Our enterprise software, which we call PhonEX, has been installed in many locations throughout the world for customers including BezeqCall Communications Ltd., Credit Suisse First Boston and STMicroelectronics. Our other enterprise software which we call MEIPS, is a product directed towards the same market segment where IP switches are implemented. MEIPS has been installed at a variety of locations around the world for customers, including Cisco Systems and Getronics.

	Professional Services

	We also provide professional services, primarily to our billing and customer care customers, consisting of installation, customer support, training and maintenance services, customization and project management. Our professional services also include turnkey project implementation services.

Our Market Opportunity

	IP Market - Technology Background

	IP is establishing itself as the infrastructure of choice for voice, data and video content transmission. Content is compressed into electronic data packets that are transmitted individually to the final destination. Each packet can follow a different route as each packet contains the IP address of its destination. Upon arrival, the content is decompressed and reconstituted into its original format. Packet-based transmission optimizes a network's capacity by utilizing bandwidth only during the actual transmission. As data networks are not regulated and distance is irrelevant, IP networks represent a
                                      -20-
cost-efficient infrastructure for telecommunication carriers.

	Voice Over IP Industry

	Voice over IP, also known as Internet telephony, is the real-time transmission of voice communications over the public Internet and private networks based on Internet Protocol, commonly known as IP. Internet Protocol is the process by which data is transmitted from one device to another on the Internet. Voice over IP offers a number of advantages to subscribers over traditional telephony. Providers of Voice over IP services can offer their subscribers enhanced voice and data communications services and applications, such as:
* unified messaging services permitting single source retrieval of voice mail, e-mail and faxes through the Internet or by phone or any other Internet-capable devices;
* personal computer-to-phone services allowing subscribers to place calls through a personal computer and speak to a party who uses a standard telephone; and
* web-based services that allow a live voice connection from any web site to any regular telephone over the Internet while continuing to view the web-site.
	In addition, Voice over IP service providers typically enjoy lower capital costs because the infrastructure for networks based on Internet Protocol is less expensive than that for traditional telecommunications networks.
To date, typically Voice over IP providers bypass the international settlement process, which represents a significant portion of international long distance tariffs. As a result, Voice over IP service providers are able to offer their customers lower rates for telephony services.

	Wireless IP Services Industry

	The new generations of mobile communication technologies, starting with 2.5G technologies such as general packet radio service (GPRS) and 3G technologies such as universal mobile telecommunications system (UMTS), pose new challenges for wireless operators, service and content providers, and enable new and complex revenue streams and partnerships. The new technologies offer a much wider bandwidth based on packet switching and an 'always on' mode of operation. This opens the market to a variety of new services and options that were not feasible in 2G networks. Furthermore, because the average revenue per user
(ARPU) for traditional voice services is declining, operators are looking for new sources of revenue based on these next-generation technologies.
	Wireless LAN (WLAN) networks or as commonly called "Wireless Fidelity" or Wi-Fi, have recently expanded beyond the private enterprise to offer services providers unique advantages as part of a public wireless service solution, enabling users to use public "hot-spots" located at public venues, such as convention centers, hotels, airports and restaurants, for Internet access. Existing ISPs or new public Wi-Fi Internet Service Providers (WISPs) have begun to provide hot spots services, as have incumbent mobile operators, which see the WLAN technology a complementary service or even an alternative to their 3G offerings.

	Billing and Customer Care Industry

	Billing and customer care software is among the key components of any telecommunications service provider's systems because they enable the service
                                      -21-
provider to track and bill for usage, manage revenues and customer relations and devise marketing programs and rate plans. In a competitive telecommunications market, sophisticated billing and customer care software can provide a competitive advantage as service providers attempt to differentiate themselves by providing superior features, like cross-discounting and a single bill for multiple services. As service providers broaden their service offerings to include multiple IP-based services, the demand for more sophisticated billing software suitable for these services, is growing. We believe that as providers of IP-based services continue to expand their service offerings, they will increasingly need products that allow them to monitor and bill their subscribers based on the type and content of services provided. As a result, we believe that this trend will increase the demand for sophisticated billing and customer care products for what is known as convergent billing.
	Many existing billing and customer care software products do not meet the demands of the increasingly competitive and dynamic environment of multiple IP-based services. Traditional billing systems are typically designed to support a particular type of service provider, for instance, either wireline or wireless, and a specific size of network. As a result, these billing systems require time and expense to accommodate a growing subscriber base or new products and features. Traditional billing systems are also generally unable to efficiently support multiple services or convergent networks. In addition, traditional billing systems are typically limited to periodic or "batch-oriented" processing, and cannot provide the real-time processing typically required by providers of IP-based services.
	Providers of multiple IP-based services typically require billing and customer care products that can handle authentication, authorization and accounting needs in real-time in order to determine the types of services to which the subscriber is entitled, as well as any applicable limits to the availability of the services. This real-time functionality is particularly important for prepaid billing plans. Finally, billing and customer care software products need to be capable of being easily adaptable to changes in the size and configuration of a IP provider's system, or scalable, to enable rapid growth in subscriber base, and to permit easy adaptation to emerging products and services.

	Our Mediation, Rating, Billing and Customer Care Solution

	We develop, market and support real-time, scalable mediation, rating, billing and customer care software for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:
* Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that MIND-iPhonEX is one of the few billing and customer care products designed for IP services that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;
* Scalability. MIND-iPhonEX is designed to be easily adapted to changes in the size and configuration of a service provider's network. Our products enable the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its
                                      -22-
  infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. The scalability of our software is important since many IP service providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users.
  Our software was upgraded to five million users in November 1999, to 20 million users in June 2000 and to 80 million users in June 2001. Increases in the potential number of users have been, and future increases will be, accomplished without the need to modify or replace our installed software;
* Interoperability. Currently, there are no industry-accepted standards for the interface between IP telecommunications equipment and IP billing products. Our IP billing system is fully interoperable with the IP telecommunications equipment of most of the leading manufacturers, including Alcatel, Cisco, Ericsson and VocalTec, for Voice over IP and data services. This interoperability provides us with a competitive advantage, as it enables our customers to use networks composed of equipment manufactured by multiple vendors. It also allows providers to upgrade an existing network with new and different equipment without changing their billing and customer care products; and
* Improved Time to Market. MIND-iPhonEX is a modular, extensible software product based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition, due to its adaptable design, MIND-iPhonEX can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

	Our Strategy

	Our objective is to be a leader in the market for billing and customer care software for multiple IP-based services as the market for these products grows. The key elements of our strategy include:
* Leverage our brand name recognition and technical expertise. We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. We intend to leverage our reputation, brand name recognition and expertise to be a leader in the market for billing and customer care software for multiple IP-based services;
* Enhance alliances with industry leaders. We have established cooperative relationships with leading manufacturers of IP telecommunications equipment such as Alcatel and Cisco. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence;
* Maintain and expand our technological expertise. We believe that our
                                      -23-
  reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the IP industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets;
* Offer convergent IP billing products. As providers of IP-based services continue to broaden their service offerings, we believe that they will increasingly need billing and customer care products to monitor and bill their customers based on the type and content of the services provided. For example, instead of the flat fee for access pricing model, Internet service providers may want to bill subscribers based on the type and content of the services used. We intend to leverage our position in the market for billing and customer care software for IP and our technological expertise to be a leading provider of convergent billing products; and
* Expand professional services opportunities. As IP-based service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services are expected to increase as a percentage of our revenues.

	Our Products and Services

	Mediation, Rating, Billing and Customer Care Solutions

	MIND-iPhonEX

	MIND-iPhonEX is a real-time, fully scalable mediation, rating, billing and customer care product for voice, data and content that meets the mission-critical needs of service providers and is interoperable with the
IP telecommunications equipment of major manufacturers as well as with traditional telecommunications equipment.
	Our highly functional and adaptable product enables our customers to quickly deploy IP networks and to rapidly grow and add new services. MIND-iPhonEX supports both prepaid billing plans, in which customers pre-pay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of MIND-iPhonEX are as follows:
* Mediation. The MIND-iPhonEX mediation platform provides real-time and batch event collection interfacing with the content, data, service delivery and routing network elements. Our mediation platform incorporates an intelligent processing engine to correlate, aggregate, merge and filter raw events into a single valuable usage event;
* Provisioning. Provisioning involves setting up the ability of a subscriber to use services. The MIND-iPhonEX customer database includes information regarding customers' personal data, identification parameters and the services provided. This information can be provided in real time or on demand to any external system, such as network elements and legacy billing solutions. The data provided includes service parameters such as enabled features and quantitative limits;
* Authentication. MIND-iPhonEX authenticates subscribers who dial into the network to use the service. Authentication is based on a number of methods,
                                      -23-
  including user codes, passwords and caller line identification. The identification information is passed to the MIND-iPhonEX system, where the subscriber is authenticated and then permitted to use the service;
* Authorization. The MIND-iPhonEX system authorizes a particular usage, among other ways, by:
* reviewing the destination of a call to determine whether a call to this destination is permitted or reviewing the amount of data and the type of content to determine whether the data session is permitted; or
* reviewing the amount of money remaining on the subscriber's prepaid card and pre-rating the call or data session that the subscriber desires to make, using the rating engine described below; or
* reviewing the balance of a credit limit of a prepaid plan and calculating the resulting cut-off time, if any, of the call or data session;
* Accounting. When each call is completed, MIND-iPhonEX uses the rating engine described below to determine the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the usage detail records are stored on the MIND-iPhonEX system for invoicing and reporting;
* Interconnect Billing. The networks operated by our customers are typically interconnected with the networks of other telecommunications service providers. Interconnecting providers need to charge other providers for carrying each other's services over their networks. MIND-iPhonEX generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;
* Multiple Services and Products. MIND-iPhonEX allows service providers to provide to their customers services such as Web access, Web hosting, e-mail and unified messaging, application hosting, domain registration, e-learning, e-commerce, voice and fax over IP, e-gaming, Web TV and Virtual Private Networks. Service providers need the ability to bundle groups of services into tailor-made packages for which they can offer special rates, discounts and promotions. There are different classes of customers with respect to the availability, bandwidth, and quality of service requirements for these services. MIND-iPhonEX offers an easy way to define these services, combine them into products, and rate each service and product differently;
* Rating Engine. MIND-iPhonEX offers a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for individual customers and for different customer groups, different rates for different types of data transferred, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. MIND-iPhonEX also allows international service providers to define rates in different currencies using the product's multi-currency functionality;
* Support for Customer Relationship Management. The Customer Relationship Journal is a feature of the MIND-iPhonEX that enables service providers to keep track of all subscriber-related events, including subscriber inquiries, payments and customer information updates. The Journal also stores a history of all interactions between the service provider and the subscriber. This tool helps the service provider identify valued customers and build positive customer relationships;
* Subscriber Web Interface. MIND-iPhonEX has a user-friendly subscriber web interface that allows subscribers to resolve billing inquiries themselves. Individual customers can obtain real time information about their account,
                                      -25-
  including details of calls made that have not yet been invoiced, like the time, destination, length and cost of each call. The subscriber can also browse invoices, call details and payment history records. This feature is convenient for subscribers and efficient for service providers as it reduces service costs;
* Customer Support Representative Web Interface. MIND-iPhonEX has a user-friendly customer support representative web interface that allows operators of the system to perform customer care from any location. The Customer Support Representative web interface is an extension of the management capabilities of the service provider's system. This feature is of particular significance to service providers who have remote operations centers and are required to provide local support of their system in more than one location;
* Call Management and Traffic Analysis Reports. MIND-iPhonEX's Call Management and Traffic Analysis features allow service providers to generate reports and graphic analyses of usage activity. These reports contain information regarding peak hours, usage loads to different destinations, the number of sessions per minute for a specific gateway or group of gateways, the duration of sessions and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks; and
* Fraud Detection. MIND-iPhonEX contains a fraud detection tool that enables detection of "stolen" calls and telephone misuse. MIND-iPhonEX Guard detects, locates and warns of any suspicious activity by activating alarms. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, MIND-iPhonEX Guard activates an alarm at four different alarm levels. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms.

	MindBill

	MindBill is a billing and customer care solution for traditional wireline and wireless networks that meets service provider needs for tracking and billing for usage, managing revenues and customer relations and devising marketing programs and rate plans. In addition, MindBill provides solutions for management tasks such as service provisioning, controlling inventory and tracking service issues.
	The key functionalities of MindBill are as follows:
* Event Collection. There is a wide array of activity that takes place on the network, with respect to customer usage. Different switches and different types of events can produce records in various formats to be used for billing. A switch interface, or front end, is used with MindBill to read data and to then create a common format for rating purposes. This process can also use the raw data to determine and apply additional data to the record, also for rating purposes;
* Call Management. MindBill's Call Management module allows the network operator to define very simple or very complex plans, referred to as service plans, for applying cost to usage. Based on the information that is provided in a call detail record from the switch and then formatted by the front-end interface, the cost of a call can be measured using dialing patterns, meter pulses or
                                      -26-
  message types. In addition, rate bands, duration (simple and tiered), flat fee and other methods are used to calculate an event's cost. Weekday, weekend, holiday and time of day can also be factored into the costing process;
* Rating. The MindBill rating engine takes the formatted event records, finds their subscriber(s) and the respective service plan and applies a cost to the call, then stores the records to be used at billing time to produce customer invoices. The rated records may be used to determine a customer's standing with regard to his or her credit limit;
* Roaming. The need for more widespread roaming ability was the primary catalyst to the development of GSM. MindBill supports the billing of visiting subscribers on a network employing MindBill and bills subscribers of that network for roaming on another network;
* Provisioning. MindBill provides a direct connection with the home location register in order to accurately bill subscribers for services that they are using, and to provide them with quick activation or deactivation of services upon request;
* Financial Transactions. MindBill allows the network operator to make adjustments and to credit and debit customer balances. In addition, MindBill performs and tracks payments and one-time charges for customers in a single screen interface to banks and other financial institutions that can be developed for use with MindBill to support a variety of payment methods including cash, check, direct debit and credit card. MindBill can charge back a payment with an additional fee when a bank or credit card company denies a check or credit card payment. MindBill also enables the service operator to configure a currency conversion table to support multiple currencies. This conversion data is used when rating mobile call records rated in another currency by a carrier in another country. It is also used to support the acceptance of payments in different currencies. This data can be regularly updated to manage the fluctuation of conversion rates;
* Stock and Network Equipment Management. The equipment used in conjunction with telecommunications, such as a handset/telephone, can also provide a substantial source of revenue for an operator. The asset management module within MindBill can keep track of the inventory by part number, serial number and location within one or many warehouses. An electronic database of equipment vendors can be maintained and parameters can be set to indicate when reorders are necessary. This functionality is also used to keep track of the equipment and materials that a mobile operator uses for its network. The asset management module manages SIM card inventory. Once loaded into MindBill using the SIM card processor, SIM cards can be viewed as serialized stock through the user interface. The system keeps track of which SIM cards are available or to which subscribers they are assigned; and
* Customer Care. Answers to customer inquiries, including the current status of their existing services, pending changes, outstanding balances and payments are quickly located within the system. The service module within MindBill supports the process of handling "service orders" and "trouble tickets."
  Using service orders, a service provider's customer care representative can specify changes to be made to an account by provisioning. Once the service order is closed, the changes indicated in the service order automatically put the new billing method into effect. A related "work order" is created to communicate to technicians, vendors or other internal departments about what work must be scheduled and completed. The trouble tickets feature allows service-related issues to be recorded. A work order can also be linked to a trouble ticket to communicate the need for repair work to technicians in the network operations center.
                                      -27-
	Enterprise Software

	Our enterprise products, known as PhonEX and MEIPS, are used by corporations for call accounting, traffic analysis and fraud detection. PhonEX is a call management system that collects, records and stores all call information in a customized database. The system:
* allows customers to generate near real-time reports on the enterprise's telephone use;
* produces sophisticated reports and graphics for easy and effective analysis of call activity; and
* allows customers to allocate telephone expenses to specific departments, individual clients or projects.
	These functions allow organizations to more effectively manage their telecommunications resources. PhonEX is easy to install and configure, user-friendly and compatible with any switchboard system. PhonEX also performs call management and traffic analysis as well as fraud management in the same manner as MIND-iPhonEX. In addition, PhonEX is a multi-lingual and multi-currency system, which means that reports can be generated in any currenc defined in the system, or in two currencies simultaneously.
	Manufacturers of IP telecommunications equipment have begun to develop and market Voice over IP systems for enterprises. Our enterprise solution for IP switches, known as MEIPS, is used to provide call accounting, traffic analysis and fraud detection for enterprises that use IP telephony. MEIPS provides substantially the same features as PhonEX. We intend to further develop and market this product as the emerging market for Voice over IP systems for enterprises grows.

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

Technology
MIND-iPhonEX has an open architecture, which was developed using industry standards-based application programming interfaces that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that supports a distributed environment. Our object-oriented technology enables the design and implementation of software on the basis of reusable business objects rather than complex procedural code. Our multi-layered architecture organizes these applications in layers of related information that support the top tier interface between the user and the application. We implement our application in a distributed configuration. This allows various modules to be installed on different servers. We believe that our technology allows us to offer products with the following benefits:
* fast integration and interoperability with the IP telecommunications equipment of major manufacturers;
* modular architecture that allows MIND-iPhonEX to be easily scalable and enables us to customize our software relatively quickly;
* reliable products that ensure high availability of the service for
                                      -28-
  mission-critical applications and are designed to support network-operating centers service providers to ensure no single point of failure in their networks. In the case of the failure of a network component, MIND-iPhonEX has an automatic fail-over mechanism to ensure minimum loss of service;
* secured at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit who has access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system;
* rapid development of new applications, features and services; and
* easy interface with legacy systems and external software.
MIND-iPhonEX has a four-tier architecture, consisting of the following tiers:
* Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration;
* Business Object Tier: This tier includes the business logic and rules of the billing system. This tier manages accounts, services, events and tariffs.
  It includes an object request broker that facilities the transfer of information requested by the client application tier from the database object tier;
* Database Object Tier: This tier brings together data objects that define the accounts, services and tariffs; and
* Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

Sales and Marketing

	Sales

	Mediation, Rating, Billing and Customer Care Solutions

	We conduct our sales and marketing activities primarily through our marketing and co-operative alliances with hardware platform developers and software application developers such as Alcatel, Cisco, Ericsson and VocalTec, under which we market and sell our software to the customers of those entities. These marketing allies and resellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. We perform co-development with our marketing allies to support new software and product releases to maintain interoperability of our software with their equipment. We also engage in joint marketing activities with them including joint responses to requests for proposals, sharing booths in trade shows, distributing each others' marketing information and cross links and references to web sites. We believe these relationships also help validate our technology and facilitate broad market acceptance of our software.
Our contracts with our marketing allies, distributors and resellers are non-exclusive, do not contain minimum sales or marketing performance requirements and may be terminated at any time with notice. For example, we entered into a non-exclusive agreement with Cisco Systems, Inc. on January 1, 2000 under which we agreed to participate in Cisco's New World Ecosystem Program. The Ecosystem Program was established by Cisco to facilitate the establishment of a network of vendors of complementary products and services that are interoperable with Cisco's equipment and each other. Under the terms of the agreement, we cooperate with Cisco in marketing and distributing products and services that Cisco desires to include in the Ecosystem Program from time to time. The agreement is terminable on 60 days' written notice by either party.
                                      -29-
	Enterprise Software
	In Europe, the United States and Israel our enterprise software is sold by our appointed distributors, resellers and directly through our sales force.

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

Principal Markets
The following table shows our revenues for each of the past three years classified by activity and geographic market.

                                              Years Ended December 31,
                                          --------------------------------
                                              2000      2000      2002
                                             ------    ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
The Americas (total)			    $5,777    $2,520    $2,869
		   Sale of Licenses	     4,792     1,591     1,726
		   Services	               985       929     1,143
Asia Pacific and Africa (total) 	     3,435     3,693	 2,860
		   Sale of Licenses	     2,681     2,804	 1,802
		   Services		       754	 889	 1,058
Europe (total)				     4,840     3,176	 3,364
		   Sale of Licenses	     4,119     2,325     2,741
		   Services		       721	 851	   623
Israel (total)				     1,561     1,080	   915
		   Sale of Licenses	       883 	 388	   266
		   Services		       678	 692	   649
Total					    15,613    10,469	10,008
		   Sale of Licenses	    12,476     7,108	 6,535
		   Services		     3,137     3,361	 3,473

Customers

	Mediation, Rating, Billing and Customer Care Solutions
	We currently provide traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. Some key customers are as follows:

Traditional
Telecommunications	Internet Telephony
Service Providers	Service Providers	Internet Service Providers
--------------------------------------------------------------------------
China Unicom		AzulTel			S.C. ARtelecom S.A.
Marconi			BudgetTel Australia     Vivodi SA
                                      -30-
Singtel 		  Pty. Ltd.
Sri lanka Telecom	Callsat
Teledome 		ePHONE Telecom Inc.
Telefonica del Peru	First Mobile Japan
Verizon 		Verastar

Enterprise Software

	Our enterprise software has been installed in locations throughout the world, for customers including ABN Amro, Cellcom, a large cellular telecommunications provider in Israel, Cisco Systems, Credit Suisse First Boston, the European Parliament, the Israeli Defense Forces, Israel Electric Corp. Limited and Tenovis.

Competition

	Mediation, Rating, Billing and Customer Care Solutions

	Competition in the market for billing and customer care software is intense and we expect competition to increase. We compete both with emerging billing companies such as Portal Software Inc. and Digiquant as well as with the more established traditional billing and customer care companies, such as Amdocs Ltd. and Convergys Corp. (after the acquisition of Geneva Technology by Convergys Corp.).
	We believe that our competitive advantage is based on:
* our ability to provide a real-time, scalable, interoperable and reliable billing and customer care software;
* our ability to rapidly deploy our software; and
* our reputation of providing proven, high-quality billing and customer care software; and
* our financial strength.
	However, we depend on our marketing alliances with manufacturers of telecommunications equipment and reseller arrangements to market our billing and customer care software. Some of our marketing allies and resellers also work with some of our competitors. For example, Cisco has invested in Portal Software Inc. Our marketing alliances and reseller arrangements are for the most part non-exclusive and do not contain minimum sales or marketing performance requirements. We may not be able to compete effectively with our competitors under these circumstances. Many of our competitors have greater financial, personnel and other resources, have longer and more established relationships with service providers and may be able to offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, one or more of our competitors could develop superior products and these products could achieve greater market acceptance than our product.

	Enterprise Software

	Our main competitors in the market for enterprise software products include Avotus Corporation, ISI, Inc., Mer Telemanagement Solutions Inc. and Veramark Technologies, Inc. To compete effectively, companies must be able to offer adequate technical support and ongoing product development and customization services. In addition, multinational companies prefer call accounting systems that can be installed at their various offices throughout the world, and therefore require call accounting products that are multilingual
                                      -31-
and support the local telecommunication requirements. The principal factors upon which we compete are customer support, ease of use, compatibility with major switchboard systems and IP switches and the multi-lingual and multi-currency nature of our system.

Israeli Office of the Chief Scientist

	Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, research and development programs which meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of between 20% and 50% of the project's expenditure, in exchange for the payment of royalties from the sale of products developed in accordance with the program. We have received grants in the past from the Office of the Chief Scientist and have repaid them. However, the Research and Development Law prohibits the transfer of the funded technology outside of Israel and requires that the manufacture of products developed with government grants be performed in Israel. In the event that any of the manufacturing rights are transferred out of Israel, with the approval of the Office of the Chief Scientist, we would be required to pay an amount in the range of 120% to 300% of the grants received. A failure to obtain the approval by the Office of the Chief Scientist to the transfer of manufacturing rights out of Israel could harm strategic alliances that we enter into in the future that require such transfer.
	The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Office of the Chief Scientist. Approval is not required for the export of any products resulting from covered research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the applicable law and regulations promulgated thereunder, including the restrictions on the transfer of know-how. There can be no assurance that such consent, if requested, will be granted.
	An amendment to the Research and Development Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.
                                      -32-
C.	Organizational Structure
Set forth below is a list of our significant subsidiaries:
* MIND C.T.I. Inc., a wholly owned subsidiary, incorporated in the State of New Jersey; and
* MIND Software SRL, a wholly owned subsidiary, incorporated in Romania.

D.	Property, Plant and Equipment
	Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 22,000 square feet at our Yoqneam headquarters. We received approval under the Approved Enterprise program in Israel to expand our facilities in Yoqneam.. We also lease 2,000 square feet of office space in Hasbrouck Heights, New Jersey, 1,000 square feet in Beijing, China, and 8,100 square feet in Jassy, Romania . The offices in New Jersey and Beijing are used primarily for presales and customer support, while the office in Jassy is used primarily for research and development and for customer support.

Item 5.		Operating and Financial Review and Prospects

	Cautionary Statement Regarding Forward-Looking Information. Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.
	The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, contained in Item 18.

A.	Operating Results

Overview

	We were incorporated in Israel in 1995 and started providing our enterprise software product to large organizations in that year. In 1997, we introduced our billing and customer care software for Voice over IP. In 2001, we acquired the VeraBill product line for billing and customer care for traditional wireline and wireless service providers. We generate revenues from the sales of licenses for our billing and customer care and enterprise software, and from fees for professional services. In 2002, 65% of our revenues were derived from licensefees and 35% were derived from professional services. Of the total fees for licenses and professional services in 2002, 74% were derived from providing our billing and customer care software and 26% were derived from providing our enterprise software. During 2002, two customers accounted for 21% of total revenues. In 2001, two customers accounted for 29% of total revenues. In 2000,two customers accounted for 11% of total revenues. We expect to continue
                                      -33-
to derive substantial revenues from a small number of changing customers.
	The currency of the primary economic environment in which we operate is the U.S. dollar. More then 90% of our revenues are derived from sales outside Israel, which are denominated primarily in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:
* for transactions, exchange rates at the transaction dates or average rates;
  and
* for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories or similar items), historical exchange rates.
	The resulting currency transaction gains or losses are reported as financial income or expenses as appropriate.
	Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.
	Revenues. Our revenues from licenses are recognized on the basis set forth in Statement of Position 97-2 (SOP 97-2) of the American Institute of Certified Public Accountants. Our revenues from licenses are recognized when delivery has occurred, persuasive evidence of an agreement exists, the sales price is fixed or determinable and collectibility is probable. In cases where we install our software products, the revenue recognition is deferred until the installation is completed. Due to the ongoing slowdown in the global economy, we adopted a more conservative approach to evaluating the probability of collectibility and in some instances we do not recognize revenue until payment is received.
	Customization of our products, if any, is performed before delivery occurs.
	We generally do not grant a right of return on products sold to customers, distributors and resellers. In the event any of our customers are granted the right to return products, we do not recognize revenues from the sale of such products until the right to return the products has expired. Revenues from providing professional services are priced on a fixed price basis and recognized ratably over the period of the agreement, or as services are performed.
	We are paid a one-time license fee by our customers for the right to use our billing and customer care or our enterprise call management software products, and additional fees to expand the scale of the network supported by our software. We price our licenses for our billing and customer care software based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. Licenses for our enterprise software are priced based on the number of extensions in the customer's switchboard, as well as the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services, we quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid annually.
	We provide a revenue breakdown for our customer care and billing
                                      -34-
software and our enterprise call management software. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.
	Cost of Revenues. The cost of revenues relating to providing our billing and customer care and enterprise software consists primarily of direct labor costs and overhead expenses related to software installation. Cost of revenues also includes software license fees to Oracle, hardware, amortization of intangible assets, materials, documentation, packaging and shipping costs. Our cost of professional services revenues consists primarily of direct labor costs and travel expenses. Our revenues from the sale of our licenses have a higher gross margin than that from providing our professional services. We incur variable direct labor costs when we provide professional services. There are no comparable variable labor costs incurred when we license our software.
	Research and Development Expenses. Our research and development expenses consist primarily of compensation and overhead costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during that period, no software development costs have been capitalized. We expect to continue to make substantial investments in research and development.
	Selling Expenses. Our selling expenses consist primarily of compensation, overhead and related costs for sales and marketing personnel, the operation of international sales offices, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show expenses and exhibition expenses.
	General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related expenses for executives, accounting, professional fees, insurance, provisions for doubtful accounts and other general corporate expenses.
	Financial and Other Income, net. Our financial and other income, net consists primarily of interest earned on bank deposits, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs and bank charges in real terms as well as the devaluation of monetary assets and monetary liabilities.
	Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 36% and are subject to capital gains tax at a rate of 25% of capital gains derived after January 1, 2003. Substantially all of our facilities, however, have been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the "alternative benefits scheme" (involving a waiver of investment grants) and our approved enterprises are located in a preferred geographic location. In the event of distribution of cash dividends from income that was tax exempt, we would have to pay up to 25% tax in respect of the amount distributed. As a result of dividends paid by us with respect to 1999 and 2000, we were subject to this tax with respect to the amount distributed. Our effective tax rate after 2005 will continue to be reduced depending upon future capital investments and approved enterprise certifications. These tax benefits may not be applied to reduce the tax rate for any income derived by our foreign subsidiaries.
	Conversion and Redemption Feature of Preferred Shares. An amount of $7.2
                                      -35-
million in connection with the issuance of the preferred shares representing a beneficial conversion feature, was amortized against retained earnings (accumulated deficit) over a period that commenced upon issuance of the preferred shares on March 30, 2000, and ended in August 2000 upon the completion of our initial public offering. These amounts were calculated as the difference between the per share conversion price and the deemed fair value of an ordinary share, which was estimated by us at $8.00 per ordinary share at the issuance date, multiplied by the applicable number of equivalent ordinary shares.
	We, our existing shareholders and the investors in the preferred shares entered into a redemption agreement on March 30, 2000, concurrently with the purchase of the preferred shares. The redemption agreement provided that if a liquidity event did not occur by March 30, 2005, the holders of the preferred shares would be entitled to cause a sale of our company or redemption of the preferred shares at an amount equal to the higher of (a) fair market value of the preferred shares or (b) the amount as determined in the case of a liquidity event.
	As a result of the redemption provisions, we recognized a non-cash charge to accumulated deficit, which was accreted for the period ended on the date of our initial public offering in an amount of $8.9 million. This amount reflects the difference between the redemption value of the Series A preferred shares and the net proceeds we have received for the issuance of those shares. The preferred shares were converted into our ordinary shares upon consummation of our initial public offering in August 2000, and non-cash charges in the amount of $16.1 million were recorded in our financial statements for 2000 for accretion and amortization of the beneficial conversion feature.

The following discussion of our results of operations for the years ended December 31, 2000, 2001 and 2002, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

                                              Years Ended December 31,
                                          --------------------------------
                                              2000        2001      2002
                                             ------      ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
Revenues                                     100.0%     100.0%     100.0%
Cost of revenues			      14.1 	 21.4	    24.8
                                           --------   --------   --------
Gross profit				      85.9	 78.6	    75.2
Research and development expenses	      24.3	 42.3	    37.2
Selling, general and administrative expenses:
Selling expenses			      30.5 	 64.6	    41.5
General and administrative expenses	      12.4	 29.6	    12.8
                                           --------   --------   --------
Operating Income (loss)			      18.7	(57.9)	   (16.3)
Financial and other income -  net	       6.9	 15.2	    20.8
                                           --------   --------   --------
Income (loss) before taxes on income 	      25.6	(42.7)	     4.5
Taxes on income				       1.6	  0.1	     1.2
                                           --------   --------   --------
                                      -36-
Net income (loss) before minority interest    24.0	(42.8)	     3.3
Minority interests in losses of subsidiaries    --	  0.9	      --
Net income (loss)			      24.0%	(41.9)%	     3.3%



The following table presents the geographic distribution of our sales.

                                              Years Ended December 31,
                                          --------------------------------
                                              2000        2001      2002
                                             ------      ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
The Americas                                 37.0%	 24.1%	   28.7%
Asia Pacific and Africa			     22.0	 35.3	   28.6
Europe					     31.0	 30.3	   33.6
Israel					     10.0	 10.3	    9.1
                                           -------     -------   -------
Total					    100.0%      100.0%    100.0%

	As shown in the above table, our sales in Asia Pacific and Africa increased as a percentage of sales between 2000 and 2001 and then decreased as a percentage of sales during 2002 in comparison to 2001. Sales in the Americas decreased as a percentage of sales between 2000 and 2001 and then increased as a percentage of sales during 2002 in comparison to 2001. Sales in Europe decreased as a percentage of sales between 2000 and 2001 and then increased as a percentage of sales during 2002 in comparison to 2001.

Critical Accounting Policies

	To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained at the end of this annual report. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2002, and we believe that the consolidated financial statements contained at the end of this annual report present fairly, in all material respects, the consolidated financial position of our company as of that date.
	In preparing our financial statements in accordance with generally accepted accounting policies in the United States of America, our management must often make estimates and assumptions which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. For any given individual estimate or assumption made by our management, there may be alternative estimates or assumptions which are also reasonable. However, we believe that, given the facts and circumstances before our management at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable judgment
                                      -37-
would cause a material adverse effect on the consolidated results of operations, financial position or liquidity for the periods presented in the consolidated financial statements included in this annual report.
	We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, customer claims, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3.D - Risk Factors.
	We consider our most significant accounting policies to be those discussed below:
	Revenue Recognition. As discussed above, we apply the provisions of SOP 97-2, as follows:
	Sales of Licenses. Revenue from the sale of a product is recognized when delivery of the product has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is probable. Customization of the product, if any, is performed before delivery occurs. If collectibility is not considered probable, revenue is recognized when the fee is collected. Determination of the probability of collection is based on management's judgments regarding the payments of the sales price. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.


	In cases where we install the product, the revenue recognition is deferred until the installation is completed.
	We generally do not grant a right of return on products sold to customers, distributors and resellers. In the event any of our customers are granted the right to return the products, we do not recognize revenues from the sale of such products until the right to return the products has expired.
	We render maintenance and support services to our customers, mainly for a period of one year from delivery. When revenue on the sale of the products is recognizable, we defer a portion of the revenue from our sale and recognize it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which we render solely maintenance and support services.
	Services. The services we provide consist of installation, training, maintenance, support and project management. Project management consists of advice to our customers regarding the development of billing and customer care software over their IP networks. Service revenues are priced on a fixed price basis and are recognized ratably over the service period or as services are performed.
	Provision for Doubtful Accounts. The provision for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We regularly evaluate the adequacy of this provision by taking into account variables such as past experience, age of the receivable balance, and current economic conditions that may affect a customer's ability to pay. The use of different estimates or assumptions could produce different provision balances. The customer base for our billing and customer care solutions is concentrated in the service provider industries. Several of the leading companies in these industries have announced liquidity concerns. If collection is not probable at the time the transaction is consummated, we do not
                                      -38-
recognize revenue until cash collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provision for doubtful accounts may be required.
	Recently Issued Accounting Pronouncements.
	In April 2002, the Financial Accounting Standards Board of the United States (the "FASB") issued Statement of Financial Accounting Standards ("FAS") No. 145, "Revision of FASB statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections". Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of APB No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".
FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. We do not expect the adoption of FAS 145 to have a material effect on our consolidated financial statements.
	In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was to be recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability.
FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of FAS 146 to have a material effect on our consolidated financial statements.
	In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002.
	We have elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS 148 in our consolidated financial statements.
	In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the
                                      -39-
disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in the financial statements included in this annual report. However, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We do not expect the adoption of FIN 45 to have a material effect on our consolidated financial statements.
	In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". Under FIN 46, entities are separated into two categories: (i) those for which voting interests are used to determine consolidation (this is the most common situation); and (ii) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.
	FIN 46 is effective as follows: for variable interests in VIEs created after January 31, 2003, FIN 46 shall apply immediately; for variable interests in VIEs created before that date, FIN 46 shall apply - in the case of publicly traded entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a material effect on our consolidated financial statements.
	In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133, "Accounting for Derivative Instruments and Hedging Activities". FAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. We currently analyzing the impact of FAS 149 on our consolidated financial statements but do not believe that on adoption, it will have a material impact on our results of operations or financial position.
	In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".
FAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective on the first interim period beginning after June 15, 2003. We currently analyzing the impact of FAS 150 on our consolidated financial statements but do not believe that on adoption, it will have a material impact on our results of operations or financial position.

Comparison of Years ended December 31, 2001 and 2002

	Revenues. Revenues decreased from $10.5 million in 2001 to $10.0 million in 2002, a decrease of $0.5 million, or 4.4%.
	Revenues in 2002 remained almost constant compared to 2001 due to the continuing global economy slowdown. Since March 2001, we have been affected by
                                      -40-
the adverse situation in global financial markets that has caused a drastic change in the spending patterns of our existing customers and potential customers (both service providers and enterprises). Incumbent telecommunications operators deferred project implementation in all stages of the business cycle and new operators delayed the launch of services. During 2002, revenues from professional services remained almost constant. Revenues from professional services as percentage of our total revenue increased from 32% in 2001 to 35% in 2002, while in absolute terms they increased from $3.4 million in 2001 to $3.5 million in 2002.
	Cost of Revenues. Cost of revenues increased from $2.2 million in 2001 to $2.5 million in 2002, an increase of 10.6%. This increase was primarily due to an increase in fees paid by us to our third party suppliers of software and hardware. Gross profit as a percentage of revenues decreased from 78.6% in 2000 to 75.2% in 2002.
	Research and Development. Research and development expenses decreased from $4.4 million in 2001 to $3.7 million in 2002, or 15.8%. This decrease was primarily due to a decrease in the cost attributable to payroll and related expenses of our employees engaged in research and development despite a moderate increase in the total number of employees engaged in research and developments compared to 2001. Such decrease in payroll and related expenses was primarily due to employing lower-cost employees. Research and development expenses decreased as a percentage of revenues from 42.3% in 2001 to 37.2% in 2002.
	Selling Expenses. Selling expenses decreased from $6.8 million in 2001 to $4.2 million in 2002, or 38.6%. This decrease was primarily attributable to two factors: (1) a decrease of approximately $1.5 million in expenses related to (i) payroll and related expenses of Israeli employees engaged in sales, (ii) exhibitions and advertising and (iii) commissions; and (2) a decrease of approximately $1.0 million in expenses related to our sales offices in the United States, China, Japan and the Netherlands. We closed our offices in
Japan and the Netherlands during the course of 2002 as part of our cost-cutting
measures.   Selling expenses decreased as a percentage of revenues from 64.6% in
2001 to 41.5% in 2002 due to the decreases in expenses described above.
	General and Administrative Expenses. General and administrative expenses decreased from $3.1 million in 2001 to $1.3 million in 2002, or 58.7%. This decrease was primarily attributable to a decrease of $0.9 million in the provision for doubtful accounts. General and administrative expenses as a percentage of revenues decreased from 29.6% in 2001 to 12.8% in 2002.
	Taxes on Income. Taxes on income increased from $7,000 in 2001 to $117,000 in 2002. During 2002, our effective tax rate was 25.9%. Our effective income tax rate was increased primarily as a result of foreign withholding taxes on revenues and tax generated on our foreign operations.
	Net Income (Loss). In 2001 we had a net loss of $4.4 million and in 2002 net income of $334,000.

Comparison of Years ended December 31, 2000 and 2001

	Revenues. Revenues decreased from $15.6 million in 2000 to $10.5 million in 2001, a decrease of $5.1 million, or 32.9%.
	The decrease in our revenue is attributable to the continuing global economic slowdown and resulting lengthened sales cycle. During 2001, revenues from professional services increased as a percentage of our total revenue from 20% in 2000 to 32% in 2001, while in absolute terms it increased from $3.1 million in 2000 to $3.4 million in 2001. The increase of revenue from professional services is attributable to two factors: (1) since revenues from
                                      -41-
providing professional services are recognized ratably over the period of the agreement, a portion of the revenues resulting from agreements signed in 2000 was not recognized until 2001; and (2) typically, support and maintenance services are purchased by our customers annually with a resulting incremental increase of revenues from professional services. In addition, the decrease in license revenues in absolute terms during 2001 has further increased the weight of professional services as a percentage of total revenues.
	Cost of Revenues. Cost of revenues remained constant at $2.2 million in 2000 and 2001. Gross profit as a percentage of revenues decreased from 85.9% in 2000 to 78.6% in 2001. The decrease in our gross profit was due to an increase in fees paid by us to our third party suppliers of software and hardware and a decrease in our sales of licenses for our billing and customer care software as a percentage of our total revenues. The decrease in our sales of licenses for our billing and customer care software as a percentage of our total revenues decreased gross profit since gross profit on revenues from the sales of licenses is greater than gross profit on revenues from professional services.
	Research and Development. Research and development expenses increased from $3.8 million in 2000 to $4.4 million in 2001, or 17.0%. This increase was primarily attributable to an increase in the number of our employees engaged in research and development. Research and development expenses increased as a percentage of revenues from 24.3% in 2000 to 42.3% in 2001. This increase was primarily due to the increase in compensation costs described above and a decrease in our total revenue.
	Selling Expenses. Selling expenses increased from $4.8 million in 2000 to $6.8 million in 2001, or 41.7%. This increase was primarily attributable to an increase of approximately $2.0 million in expenses related to the expansion of our sales offices in the United States, the Netherlands, China and Japan. Selling expenses increased as a percentage of revenues from 30.5% in 2000 to 64.6% in 2001, primarily due to the increase in expenses described above and a decrease in our revenue.
	General and Administrative Expenses. General and administrative expenses increased from $1.9 million in 2000 to $3.1 million in 2001, or 60.4%. This increase was primarily attributable to an increase of $1.0 million in the provision for doubtful accounts to reflect the deterioration of the economy and economic uncertainty in the telecommunications market. General and administrative expenses as a percentage of revenues increased from 12.4% in 2000 to 29.6% in 2001.
	Taxes on Income. Taxes on income decreased from $245,000 in 2000 to $7,000 in 2001. During 2000, our effective tax rate was 6.1%. Through
March 31, 2000, we distributed as a dividend to our shareholders all of our earnings from tax exempt income.
	Net Income. In 2000 we had a net income of $3.7 million and in 2001 a net loss of $4.4 million.
	Net Income (Loss) Applicable to Ordinary Share. In 2000 and 2001 we had a net loss of $12.4 million and $4.4 million, respectively.

Impact of Foreign Currency Fluctuations on Results of Operations
	The U.S. dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset, on a lagging basis, or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, companies experience increases in the U.S. dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we receive payment
                                      -42-
in U.S. dollars for most of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.
	In addition, a portion of our revenues is denominated in Euro derived from sales to customers in Europe. Devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. Further, a strengthening of these currencies versus other currencies could make our products less competitive in foreign markets and collection of receivables more difficult.
	The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

					Israeli		Israel Inflation
 Years Ended	Israeli	Inflation	Devaluation 	Adjusted
 December 31,	Rate			Rate		for Devaluation
-------------  -------------------     -------------   ------------------
	1997		7.0		       8.8		(1.8)
	1998		8.6		      17.6		(9.0)
	1999		1.3		      (0.2)		 1.5
	2000		0.0		      (2.7)		 2.7
	2001		1.4		       9.3		(7.8)
	2002 		6.5		       7.3		(0.8)

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of the devaluation lags behind inflation in Israel.

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset, which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.
Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B.	Liquidity and Capital Resources

	Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing and our initial public offering.
	Our first round of financing in an amount of $1.0 million closed in August 1997. A follow-on exercise of a warrant during January 1999 yielded an additional $2.3 million. Our second round of financing, in a net amount of $11.1 million, was completed in the first quarter of 2000. We sold 3,450,000 of our ordinary shares in our initial public offering in August 2000, with net
                                      -43-
proceeds to us of $29.9 million. As of December 31, 2002, we had approximately $42.9 million in cash, cash equivalents and long-term bank deposits, and our working capital was $11.3 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.
	Our operating activities provided cash in the amount of $2.4 million in 2000, and in 2001 we used cash for operating activities in the amount of $2.0 million. During 2002 our operating activities provided cash in the amount of $1.7 million. Cash provided by operating activities in 2000 was primarily attributable to our net income of $3.7 million, an increase in payables and accruals of $2.5 million and non-cash expenses relating to depreciation and amortization in the amount of $379,000, offset in part by an increase in receivables. Cash used in operating activities in 2001 was primarily attributed to our net loss of $4.4 million and a decrease in accounts payable of $1.9 million offset in part by a decrease in accounts receivable of $3.2 million and depreciation and amortization of $805,000. Cash provided by operating activities in 2002 was primarily attributable to our net income of $334,000, an increase in accounts payables and accruals of $705,000 and a decrease in account receivables of $1.2 million, offset in part by interest of $1.6 million accrued on a long term bank deposit and depreciation and amortization of $944,000.
	During 2002, most of our cash was deposited with banks in time deposits bearing rates of interest, which varied based on fluctuations in the London Interbank Offered Rate (LIBOR). Accordingly, in March 2002, we deposited an amount of $30 million in three-year, structured, callable time deposits with a bank. Under the arrangement with the bank, whether or not the deposits bear interest depends upon the rate of the three-month U.S. dollar LIBOR, as follows. For each day in which the three-month U.S. dollar LIBOR is below an agreed annual fixed rate of 4% in the first year, 5% in the second year and 6% in the third year, the deposits bear interest at the rate of 7.25% per annum. On all other days the deposits do not bear any interest at all. The bank with which we deposited these amounts called the deposit on March 17, 2003. In April 2003 we deposited most of our cash in four-year, structured, callable time deposits (callable every six months period), bearing interest at the rate of between 6.00% and 6.25% per annum in the first year, 6.50% per annum in the second year, 7.50% per annum in the third year and 8.50% per annum in the fourth year. However, we will not be entitled to receive interest in respect of days during which the six-month U.S. dollar LIBOR exceeds, in the last six months of the first year 2.0% per annum, in the second year 3.0% per annum, in the third year 4.0% per annum and in the fourth year 5.50% per annum.

	We used cash in investing activities of $815,000 in 2000, $1.7 million in 2001 and $30.1 million in 2002. During 2001, our principal investment activity was the purchase of intangible assets relating to the VeraBill product line. During 2002, our principal investment activity was the investment of $30 million in a long term bank deposit.
	In 2000 our financing activities provided $39.1 million, primarily attributable to our initial public offering in August 2000 and issuance of preferred shares in March 2000, offset in part by dividends paid to shareholders in the amount of $2.0 million in the first quarter of 2000. In 2001and 2002 our financing activities provided $33,000 and $19,000, respectively, attributed to the proceeds from the exercise of employee stock options.
	During 2000, 2001 and 2002 the aggregate amount of our capital expenditures was $3.4 million. These expenditures were principally for the purchase of testing and other equipment, and include $1.0 million paid in cash during 2001 for the purchase of the VeraBill product line. Although we have no
                                      -44-
material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.
As of December 31, 2002, we do not have any outstanding loans or lines of credit.
In the first quarter of 2000, we declared a $2.0 million dividend, which was paid in the second quarter of 2000. We did not declare a dividend during year 2001 or 2002. Our board of directors is currently reviewing our dividend policy.

C.	Research and Development, Patents and Licenses, etc.

	We believe that significant investment in research and development is essential for maintaining and expanding our technological expertise in the market for billing and customer care software and to our strategy of being a leading provider of new and innovative convergent billing products. We work closely with our partners, customers and distribution channels, who provide significant feedback for product development and innovation.
	We have invested significant time and resources to create a structured process for undertaking research and product development. We believe that the method that we use for our product development and testing is well suited for identifying market needs, addressing the activities required to release new products, and bringing development projects to market successfully. Our product development activities also include the release of new versions of our products. Although we expect to develop new products internally, we may, based upon timing and cost considerations, acquire or license technologies or products from third parties.
	Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2002, our research and development department consisted of 94 employees. We currently have research and development facilities in Yoqneam, Israel and in Jassy, Romania.
	Research and development expenses for 2000 were $3.8 million, for 2001 were $4.4 million and for 2002 were $3.7 million.

D.	Trend Information

	The ongoing deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. We believe that this slow down in telecommunications-related expenditures will continue affecting our sales and putting pressure on the prices of our products.
	Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBXs) is a trend in which we are participating. Our goal is to develop marketing and sales relationships with the vendors of IP PBXs such as Cisco Systems and 3Com under which our enterprise software will be sold together with these vendors' systems. This requires us to develop new sales channels with the distributors of IP PBXs. This process is time consuming and requires the investment of resources to sign the necessary agreements and to certify and train these new channel partners.
	At the end of 2001, we began offering service-enabling products for the broadband market in general and for the wireless 3G-market space in particular.
                                      -45-
The emergence of this market segment has been significantly delayed due to technology impediment and the global economic slowdown. This delay has caused the deferral of the deployment of new networks and of the need for new solutions that we provide. This trend has reduced our ability to forecast the acceptance of our solutions in this market segment.
Our new wireless solutions target incumbent wireless operators, where we encounter longer sales cycle, more costs and lower visibility on win timetables. The sales cycle to these operators is significantly longer than the sales cycle we encountered in the past. In most cases we are required to respond to an RFI (Request for Information) and an RFP (Request for Proposal), which require large investments of time of our technical pre-sale team. In most cases, we need to partner with at least one system integrator on a case-by-case basis. The cost of sales is also significantly higher due to the increased resources required in the sales process. Our ability to forecast timing of wins is reduced, as the decision-making process of the wireless operators is unclear and in many cases the decision is either delayed or deferred to an indefinite date.

Item 6.		Directors, Senior Management and Employees

A.	Directors and Senior Management

	The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:
Name			Age		Position
Monica Eisinger		 45		President, Chairperson of the Board of
					Directors and Chief Executive Officer
Sagee Aran		 40		Vice President - Professional Services
Izik Ben Zaken 		 29		Vice President -
					Research and Development
Zeev Braude		 37		Vice President -
					Marketing and Business Development
Arie Ganot		 42 		Chief Financial Officer
Ilan Melamed		 39		Vice President -
					General Manager Americas
Zamir Bar-Zion		 46		Director
Rimon Ben-Shaoul	 58		Director
Kevin P. Mohan		 39		Director
Amnon Neubach		 59	 	Director
Lior Salansky		 39		Director

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

	Sagee Aran. Mr. Aran joined our company in March 2000 as Vice President of Professional Services. Prior to joining our company, he worked for seven years at HISH Ltd., a company specializing in process engineering and management, at which he held a number of positions including Operations Manager
                                      -46-
and International Sales and Marketing Manager. Mr. Aran holds a B.Sc. in Engineering from the Technion, Israel Institute of Technology.

	Izik Ben Zaken. Mr. Ben Zaken has worked at our company since our inception and has served in a number of positions including Head Software Architect. He has served as our Vice President of Research and Development since June 2001. Mr. Ben Zaken holds a B.A. in Computer Science from the Technion, Israel Institute of Technology.

	Zeev Braude. Mr. Braude has worked at our company since our inception serving in a number of positions, the most recent of which was Vice President of Product Line Management. Mr. Braude has been Vice President of Marketing and Business Development of our company since February 2000. Mr. Braude holds a B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology.

	Arie Ganot. Mr. Ganot joined our company in 1998. He has held a number of positions with the company including Vice President - Finance and Comptroller From 1994 to 1998, Mr. Ganot served as the Chief Financial Officer of S.A.L. Technical Equipment Ltd. and from 1990 to 1994, he worked as an accountant with Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited. Mr. Ganot holds a B.A. in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

	Ilan Melamed. Mr. Melamed has served as General Manager of our U.S. office since September 1998 and as Vice President - General Manager Americas of MIND C.T.I. Inc. since May 2000. Prior to joining our company, Mr. Melamed was employed by Israel Aircraft Industries for five years, at which he held a number of positions including the Director of the Israel Aircraft Industries office in Colombia. He holds a B.A. degree in Business Administration from Hebrew University.

	Zamir Bar-Zion. Mr. Bar-Zion has served as an external director of our company since June 2002. Mr. Bar-Zion was a Managing Director for investment banking at Nessuah Zannex & Co. from 1998 until 2001. Prior to joining Nessuah Zannex & Co., Mr. Bar Zion served as a private financial consultant and a senior partner at Evergreen Canada - Israel Investments Ltd. Mr. Bar-Zion holds a B.S. degree in Computer Science and Finance from the New York Institute of Technology, an M.A. degree in Finance from Pace University and has graduated from the Program of Management Development at Harvard University.

	Rimon Ben-Shaoul. Mr. Ben-Shaoul has served as a director of our company since August 2002. Mr. Ben-Shaoul has served as the Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd., since February 2001. From 1997 to 2001
Mr. Ben-Shaoul served as the President and Chief Executive Officer of Clal Industries and Investments Ltd. From 1985 to 1997 Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. From 1997 to 2001
Mr. Ben-Shaoul served as Chairman of Scitex Corporation Ltd. and currently
Mr. Ben-Shaoul serves as Chairman of Cimatron Ltd. and as a director of Arel Communications & Software Ltd., Nice Systems Ltd., B.V.R. Technologies Ltd., Polar Communications Ltd. and Compugen Ltd. Mr. Ben-Shaoul also serves as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. and a B.A. in Economics, both from Tel Aviv University.

                                      -47-
	Kevin P. Mohan. Mr. Mohan has served as a director of our company since March 2000. Mr. Mohan is a general partner of Summit Partners, a venture capital firm, where he has been employed since 1994. He received an A.B. in Economics from Harvard College, a J.D. from Harvard Law School, and an M.B.A. from Harvard Business School. Mr. Mohan also serves as a director on the boards of several privately held companies.

	Amnon Neubach. Mr. Neubach has served as an external director of our company since February 2001. From 2001 until 2003 Mr. Neubach has served as Chairman of the Board of Pelephone Communications Ltd., a company founded by Bezek and Motorola, Mr. Neubach served as an economic consultant to several companies in the private sector since 1997. From 1995-1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990-1994 he served as the Minister of Economic Affairs in the Israeli Embassy in Washington, D.C. Currently Mr. Neubach serves as a director of Arelnet Ltd., Zika Ltd. and EIL Ltd. Mr. Neubach also serves as a director on the boards of two privately held companies. Mr. Neubach holds a B.A. in Economics and Business Administration and an M.A. in Economics, both from Bar Ilan University.

	Lior Salansky. Mr. Salansky is a founder of our company and has served as a director since our inception. He has served in a number of positions within our company from inception until February 2000, including Vice President of Business Development, R&D Manager and software developer. He holds a B.Sc. in Computer Science from the Technion, Israel Institute of Technology.

B.	Compensation of Directors and Executive Officers

	The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2002 was approximately $777,000, including approximately $ 57,000, which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers.
	During 2002, no options to purchase ordinary shares were granted to our directors and executive officers under our option plans.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class III will expire in 2003, Class I will expire in 2004 and Class II in 2005. Monica Eisinger is a member of Class I, Lior Salansky and Rimon Ben-Shaoul are members of Class II, and
Kevin P. Mohan is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. External directors, who are elected for up to two three-year terms pursuant to the Companies Law, are not members of any class. Mr. Amnon Neubach was elected as an external director in February 2001 and Mr. Zamir Bar-Zion, was elected as an external director in June 27, 2002.

                                      -48-
External Directors

	We have obtained an exemption from Nasdaq's independent director requirements based on our compliance with the corresponding requirements under the Companies Law, described immediately below.
	Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:
* the company;
* any entity controlling the company; or
* any entity controlled by the company or by its controlling entity.
  The term affiliation includes:
* an employment relationship;
* a business or professional relationship maintained on a regular basis;
* control; and
* service as an office holder.

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

Audit Committee

	We have obtained an exemption from Nasdaq's audit committee requirements based on our compliance with the corresponding requirements under the Companies
                                      -49-
Law, described immediately below.
	Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:
* the chairman of the board of directors; and
* a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.
	The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, suggest appropriate courses of action, and to approve specified related party transactions. Our audit committee consists of
	our external director(s) and one additional director, Mr. Rimon Ben-Shaoul.
The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted.

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

Fiduciary Duties of Office Holders

	The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:
* information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and
* all other important information pertaining to these actions.
  The duty of loyalty of an office holder includes a duty to:
* refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;
* refrain from any activity that is competitive with the company;
* refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and
* disclose to the company any information or documents relating to a company's
                                      -50-
  affairs which the office holder has received due to his position as an office holder.

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

	Under Israeli law, an extraordinary transaction is a transaction:
* other than in the ordinary course of business;
* otherwise than on market terms; or
* that is likely to have a material impact on the company's profitability, assets or liabilities.

Approval of Related Party Transactions

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

Disclosure of Personal Interests of a Controlling Shareholder

	Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company.
A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that
                                      -51-
order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:
* at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or
* the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.
Shareholders generally have the right to examine any document in the company's possession pertaining to any matter that requires shareholder approval. If this information is made public in Israel or elsewhere, we will file the information with the Securities and Exchange Commission in the United States.
For information concerning the direct and indirect personal interests of an office holder and principal shareholders in specified transactions with us, see
Item 7.B "Related Party Transactions."
Remuneration of Members of the Board of Directors
Under our articles of association, no director may be paid any remuneration by the company for his services as director except as may be approved by a shareholders' resolution. Our external directors are entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with their service as external directors. In accordance with these regulations, our shareholders approved an annual fee of $8,000 and a participation fee of $400 for attendance at a meeting of the board or a committee thereof to be paid to each of our external directors. Except for the external directors, we do not pay cash remuneration to our directors for their services as directors.

Executive Officers

Our executive officers are elected by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates on a 30 days written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Eisinger) following the termination of their employment with us. Monica Eisinger is entitled to severance pay upon termination of her employment by either her or us, other than for cause and in addition to receive, during each month of the six-month period following termination of her employment by us, or by her for cause, an amount of salary and benefits equal to her former monthly salary and other benefits. Under recent Israeli case law, the non-competition undertakings of employees may not be enforceable.

D.	Employees

As of December 31, 2002 we employed 163 employees, of whom nine are part-time employees. Of these employees, 94 were employed in Israel, 47 in Romania, 15 in the United States and seven in China. We employed 94_employees in research and development, 25 in professional services and customer support, 31 in sales and marketing and 13 in general and administration. This represents a decrease from the total number of 177 employees as of December 31, 2001 and 183 employees as of December 31, 2000. Of the 177 employees as of December 31, 2001, 115 were employed in Israel, 26 in Romania, 24 in the United States, eight in China, three in Japan and one in the Netherlands; 87 were employed in research and
                                      -52-
development, 31 in professional services and customer support, 47 in sales and marketing and 12 in general and administration. Of the 183 employees as of December 31, 2000, 154 were employed in Israel, 20 were employed in the United States, seven in China, one in Japan and one in the Netherlands; 69 were employed in research and development, 46 in professional services and customer support, 48 in sales and marketing and 20 in general and administration.
We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.
Furthermore, by order of the Israeli Ministry of Labor and Welfare, all employers and employees are subject to provisions of collective bargaining agreements between the Histadrut, Federation of Labor, and the Coordination Bureau of Economic Organizations in Israel. These provisions principally concern cost of living increases, recreation pay, commuting expenses and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages and our relationships with our employees are good.

E.	Share Ownership

	As of June 11, 2003, Monica Eisinger beneficially owns 4,797,500 or 23.2%, of our ordinary shares, including options to acquire 20,000 ordinary shares at an exercise price of $1.65 per share. Ms. Eisinger holds options to acquire an aggregate of 80,000 ordinary shares, which vest in equal installments on the 31st day of December in each of 2002, 2003, 2004 and 2005 and expire on December 31, 2008.
	As of June 11, 2003, Lior Salansky beneficially owns 3,501,140 or 16.9%, of our ordinary shares.
See Item 7A "Major Shareholders" for details of the number of our ordinary shares that may be deemed to be beneficially owned by directors associated with our major shareholders.
None of our other directors or members of senior management beneficially owns
1% or more of our ordinary shares.
	We have established stock option plans to provide for the issuance of options to our officers and employees. Under the plans, options to purchase our ordinary shares may be issued from time to time to our officers and employees at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. The option plans permit the issuance of options to acquire up to 3,308,000 ordinary shares. As of March 31, 2003, options to purchase 1,677,420ordinary shares are outstanding and options for 72,000 ordinary shares have been exercised. The options vest over three to five years, commencing on the date of grant. Generally, options not previously exercised will expire approximately seven years after they are granted. In connection with the recent Israeli tax reform, our board of directors elected capital gains treatment in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for two years from the end of the tax year in which they were awarded, will be taxed as capital gains at a rate of 25%, and we will not be entitled to recognize an expense for the award of such options.
                                      -53-
Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 11, 2003 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

				Total Shares 		Percentage of
Name of Beneficial Owners	Beneficially Owned(1)	Ordinary Shares (2)
-------------------------       ---------------------   -------------------
Monica Eisinger			4,797,500		23.17 %
Rimon Ben-Shaoul(3)		5,166,554		24.98
Kevin Mohan(4)			2,592,600		12.53
Lior Salansky			3,501,140		16.92
Polar Communications Ltd.	5,166,554  		24.98
Summit Partners(5) 		2,592,600		12.53

(1)	Shares beneficially owned include shares that may be acquired pursuant
	to options that are exercisable within 60 days of June 11, 2003 and are
	treated	as outstanding only for purposes of determining the percentage
	owned by such person.
(2)	Based on 20,686,220 ordinary shares outstanding on June 11, 2003.
(3)	Represents shares described with respect to Polar Communications Ltd.
	Mr. Ben-Shaoul, one of our directors, is a director of Polar Communications Ltd. Mr. Ben-Shaoul disclaims beneficial ownership of these shares.
(4)	Represents shares described in note (5) below, beneficially owned by
	Summit Partners. Mr. Mohan, one of our directors, is a member of Summit Partners LLC, the sole general partner of Summit Partners V, L.P., which is the sole general partner of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., and Summit V Advisors Fund, L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Mohan does not have voting and dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.
(5)	Summit Partners is the name used to refer to a group of investment
	partnerships. Shares reflected include 1,731,100 shares held by Summit Ventures, V, L.P. 644,180 shares held by Summit Ventures V Companion Fund, L.P., 136,120 shares held by Summit V Advisors Fund (QP) L.P., 41,600 shares held by Summit V Advisors Fund, L.P. and 39,600 shares
	held by	Summit Investors III, L.P. The general partner for each of
	Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit V Advisors Fund (QP) L.P. and Summit V Advisors Fund, L.P. is Summit Partners V, L.P., the general partner of which is Summit Partners, LLC.

	As of June 11, 2003, 20,686,220 of our ordinary shares were outstanding. At such date, there were 20 holders of record of our ordinary shares in the United States who collectively held approximately 13.6% of our outstanding ordinary shares. In addition to this amount, there were also 4,724,775 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial
                                      -54-
holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.
	As part of a private placement during March 2000, Summit Partners acquired Series A and Series B Preferred shares of MIND. These preferred shares
were converted into 2,592,600 ordinary shares (of which 650,000	shares were
non-voting shares) immediately prior to our initial public offering in August 2000. The 650,000 non-voting shares were later converted into 650,000 voting ordinary shares. For more information regarding the conversion of these non-voting ordinary shares see Item 4.A "History and Development of the Company
- Developments since January 1, 2002". Consequently, as set forth in the table above, Summit Partners owns 12.5% of our outstanding ordinary shares.
	In connection with our private placement in March 2000, Lior Salansky sold Series B Preferred shares to the Series B investors, and an aggregate of 468,240 ordinary shares to certain other purchasers. Immediately prior to our public offering in August 2000, Lior Salansky beneficially owned 4,016,200 ordinary shares, representing 23.5% of our outstanding ordinary shares.
Mr. Salansky transferred an aggregate of 117,060 ordinary shares immediately following our initial public offering pursuant to obligations under the share purchase agreement relating to the ordinary shares that he sold in connection with the private placement. Since the closing of our initial public offering through June 11, 2003, Mr. Salansky sold an additional 398,000 ordinary shares. Consequently, Mr. Salansky currently owns ordinary shares,representing 16.9% of our outstanding ordinary shares. See Item 7.B "Related Party Transactions - Investment by Summit" for a description of these transactions.
	Pursuant to a Share Sale and Purchase Agreement dated July 23, 2002,
ADC Telecommunications Israel Ltd., which beneficially owned 4,502,000, or 21.8%, of our ordinary shares as of March 31, 2002, sold 4,166,554 of its shares to Polar Communications Ltd. Pursuant to said Share Sale and Purchase Agreement ADC Telecommunications Israel Ltd. agreed, among other matters, to vote for Mr. Ben-Shaoul election to our board of directors at the general meeting of shareholders which took place during 2002.
	On June 27, 2002 our shareholders approved the conversion of the 650,000 non-voting ordinary shares held by Summit Partners into ordinary shares on a one-for-one basis. Accordingly, our major shareholders have the same voting rights as our other shareholders.

B.	Related Party Transactions

Investment by Summit

	Conversion of Non-voting Shares. In March 2000, we raised $12 million in a private placement of our securities to a group of funds led by Summit Ventures V, L.P.
	Upon conversion of a portion of its preferred shares upon our initial public offering, 650,000 non-voting ordinary shares were issued to Summit Ventures, V, L.P. These non-voting ordinary shares were convertible into ordinary shares on a one-for-one basis at the option of the holder thereof or automatically upon transfer to a third party, unless the holder would then own in excess of 10% of our outstanding ordinary shares. On June 27, 2002, these non-voting ordinary shares were converted into ordinary shares on a one-for-one basis in order to complete the listing of our shares on TASE in compliance with the Israeli Securities Law, 1968. For more information regarding the conversion of these non-voting ordinary shares, see Item 4.A "History and Development of
                                      -55-
the Company - Developments since January 1, 2002".
	Summit Ventures V, L.P. and its related funds have no relationship with us other than their investment in our shares. Kevin P. Mohan, a member of Summit Partners, LLC, the sole general partner of the sole general partner of Summit Partners V, L.P., is one of our directors. Eleven individuals, including
Mr. Mohan, are members of Summit Partners, LLC.
	Registration Rights Agreement. In connection with the investment, we granted to our principal shareholders, and transferees of their shares, two demand registration rights and unlimited incidental registration rights.
	Shareholders' Agreement. In connection with the investment, we and our principal shareholders entered into a shareholders' agreement. The shareholders' agreement provides, among other things, that if Monica Eisinger or Lior Salansky desire to sell all or any part of the shares owned by them, other than in the public market, Summit and ADC Teledata Communications Ltd. and Ms. Eisinger or Mr. Salansky are entitled to sell a pro rata portion of the shares proposed to be sold. Except for these limited co-sale rights, the shareholders agreement terminated immediately prior to the closing of our initial public offering in August 2000.

Options Granted to Monica Eisinger

In December 2001, our audit committee and board of directors approved the grant of 80,000 options to Ms. Monica Eisinger, our Chairperson, President and
Chief Executive Officer. The grant was approved by our shareholders at our annual general meeting of shareholders on June 27, 2002. The exercise price of the options is $1.65 per share. The vesting period commenced on December 31, 2001 and the options vest in equal installments on the 31st day of December in each of 2002, 2003, 2004 and 2005 and expire on December 31, 2008.

Loans to Key Management Personnel
In March 2002, we granted a loan in the amount of $7,000 to one of our officers. The loan bore interest at the rate of 4% per year, as adjusted by changes in the Israeli consumer price index. As of December 31, 2002, all of the principal and interest on the loan has been repaid.

C.	Interests of Experts and Counsel
	Not applicable.

Item 8.		Financial Information

Financial Statements

	See Item 18.

Legal Proceedings

	We are not a party to any material legal proceedings.
Dividend Policy

	Through March 31, 2000, we distributed to our shareholders all of our earnings from tax-exempt income. We did not distribute dividends in 2001 or 2002. Our board of directors is currently reviewing our dividend policy.

Item 9.		The Offer and Listing
                                      -56-
A.	Offer and Listing Details

	Our ordinary shares have been quoted on the Nasdaq National Market under the symbol MNDO since August 8, 2000. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq National Market.
					Price Per Share
	Calendar Year			High	   Low
	-------------		       ------     -----
		2002		       $1.84	  $0.79
		2001		       $8.875	  $1.11
2000 (commencing August 8, 2000)       $14.12     $6.50


					Price Per Share
	Calendar Quarters		High	   Low
	-----------------	       ------     -----
	2003 First Quarter  	       $1.45	  $1.24
	2002 First Quarter  	       $1.84	  $1.30
	     Second Quarter  	       $1.30	  $1.12
	     Third Quarter  	       $1.27	  $0.90
	     Fourth Quarter	       $1.39 	  $0.79
	2001 First Quarter  	       $8.875	  $1.531
	     Second Quarter  	       $3.18	  $1.344
	     Third Quarter  	       $3.00	  $1.41
	     Fourth Quarter	       $1.87	  $1.11


	Calendar Month
	--------------
	2003 January		       $1.45      $1.24
	     February		       $1.43	  $1.30
	     March  		       $1.40	  $1.24
	     April 		       $2.03	  $1.35
	     May		       $2.90	  $2.10
	2002 December		       $1.34	  $1.09

	Trading of our shares on the TASE is insignificant and typically represents less than 1% of the volume traded on Nasdaq. Accordingly, we do not believe sales price information with respect to the limited trading of our ordinary shares on TASE is meaningful.

B.	Plan Of Distribution
	Not applicable

C.	Markets

	Our ordinary shares are quoted on the Nasdaq National Market under the symbol MNDO. In addition, commencing July 11, 2002, our ordinary shares are quoted on the Tel-Aviv Stock Exchange under the symbol MIND and are included in the TELETEC index.

D.	Selling Shareholders
	Not applicable
                                      -57-
E.	Dilution
	Not applicable

F.	Expenses of the Issue
	Not applicable

Item 10.	Additional Information

A.	Share Capital
	Not applicable

B.	Memorandum and Articles of Associations

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

Dividend and Liquidation Rights
	Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, unless otherwise approved by a court order. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
                                      -58-
Voting, Shareholders' Meetings and Resolutions
	Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.
	These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.
	We have two types of general shareholders meetings: the annual general meetings and extraordinary general meetings. These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of shareholders holding at least 5% of our ordinary shares. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may designate with the consent of the shareholders voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.
	Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, our articles of association require approval of 75% of the shares present and voting to remove directors or change the structure of our staggered board of directors.

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

Restrictions on Non-Israeli Residents

                                      -59-
	The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Mergers and Acquisitions under Israeli Law

	The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds
25% or more of the shares of the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.
	The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. If there already is another 25% or more, but less than majority, shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company. If following any acquisition of shares the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.
	Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Modification of Class Rights

	Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by a shareholders resolution, subject to the approval of the holders of a majority of the issued shares of that class.

Board of Directors

	According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors.
                                      -60-
The board of directors may exercise all such powers and may take all such actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause the company to borrow or secure payment of any sum or sums of money, at such times and upon such terms and conditions as it thinks fit, including the grants of security interests on all or any part of the property of the company.
	A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter. For additional information, please see Item 6.C "Board Practices".

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

	Indemnification of Office Holders
	Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:
* a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by the court; and
* reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:
* proceedings we institute against him or instituted on our behalf or by another person;
* a criminal charge from which he was acquitted; or
* a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent.
	Our articles of association also include provisions:
* authorizing us to undertake to indemnify an office holder as described above, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and
* authorizing us to retroactively indemnify an officer or director.

	Limitations on Exculpation, Insurance and Indemnification
	The Companies Law provides that a company may not exculpate or indemnify
                                      -61-
an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:
* a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
* a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;
* any act or omission done with the intent to derive an illegal personal benefit; or
* any fine levied against the office holder.
  In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.
	We have agreed to exempt from liability and indemnify our office holders to the fullest extent permitted under the Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.

C.	Material Contracts

	The agreements that we entered into with Summit Partners are summarized under Item 7.B "Related Party Transactions".

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
Israeli Tax Considerations
	The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. Note that this tax structure and any resulting benefit may not apply for any income derived by our foreign subsidiaries, which subsidiaries may be taxed according to tax laws applicable to their country of residence. The following also contains a discussion of the material Israeli and United States tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question.

	Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

	Tax Reform
	On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the "Tax Reform", came into
                                      -62-
effect.
	The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:
* Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;
* Reduction of the tax rate levied on real capital gains (other than gains from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;
* Imposition of capital gains tax on real capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of companies publicly traded in the Tel Aviv Stock Exchange (such gain was previously exempt from capital gains tax in Israel). Special directives will apply for the selling of shares purchased prior to January 1, 2003. For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares to non-Israeli shareholders, see "-Capital Gains Tax on the Sale of our Ordinary Shares - Non- Residents of Israel" below;
* Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income or profits in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;
* Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors;

	General Corporate Tax Structure

	The general rate of corporate tax in Israel to which Israeli companies are subject is 36% and the general rate of capital gains tax in Israel (regarding capital gains derived after January 1, 2003) to which Israeli companies are subject is 25%. As described below, the tax rate payable by a company which derives income from an "Approved Enterprise" may be considerably less.

	Law for the Encouragement of Capital Investments, 1959

	General
	The Law for Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an "Approved Enterprise." Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval
                                      -63-
relate only to taxable income derived from the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits under the law are usually not available with respect to income derived from products manufactured outside of Israel.
	Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the regular rate of 36%, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents ("foreign investment level"). The tax rate is:
* 20% if the foreign investment level is 49% or more but less than 74%;
* 15% if the foreign investment level is 74% or more but less than 90%; and
* 10% if the foreign investment level is 90% or more.
	The lowest level of foreign investment during the tax year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income.
	The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which production commenced and 14 years from the year of receipt of Approved Enterprise status.
	The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

	The Alternative Path

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

	General Requirements by the Investment Center

The Investment Center bases its decision of whether to approve or reject a company's application for designation as an Approved Enterprise on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits, linked to the Israeli consumer price index and interest. These conditions include:
* adhering to the business plan contained in the application to the Investment Center;
                                      -64-
* financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of shares;
* filing regular reports with the Investment Center with respect to the Approved Enterprise; and
* obtaining the approval of the Investment Center for changes in the ownership of a company.

	The Company's Approved Enterprises

	Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. Since our manufacturing facilities are located in an area that was designated by the State of Israel as "Area A" at the time of the approval of our two existing Approved Enterprises, and since we elected to receive the alternative package of benefits (involving waiver of investment grants), our income derived from each Approved Enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from each Approved Enterprise. In February 2001 the area in which our manufacturing facilities are located was designated by the State of Israel as "Area B", and accordingly, the rules applicable to Area B will apply to any future Approved Enterprise approved by the Investment Center. To date, we have two Approved Enterprises, as follows:
* the first Approved Enterprise commenced operations in 1995 and income derived and not distributed from this Approved Enterprise is exempt from tax for a period of ten years through 2004;
* the second Approved Enterprise requires that we invest approximately
  $6.4 million in property, plant and equipment pursuant to an approved investment plan. In May 2002 we submitted a request to Investment Center to amend the second Approved Enterprise so that it would cover investments in property, plant and equipment of approximately $1.5 million. On February 17, 2003 our request was approved by the Investment Center; and
* after we have invested 80% of this amount, income from this Approved Enterprise will be exempt from tax for a period of ten years.

	Dividends Taxation

	When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is ordinarily up to 25% and to withhold at source on behalf on the recipient of the dividend an additional 15% of the amount distributed. Through May 31, 2000 we distributed most of our income and paid corporate tax at the rate of 25%. Since then we did not distribute additional amounts as dividends. Our board of directors is currently reviewing our dividend policy.

	Law for the Encouragement of Industry (Taxes), 1969

                                      -65-
	Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from capital gains, interest and dividends, is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial activity.
	Industrial Companies qualify for accelerated depreciation rates for machinery, equipment and buildings used by an Industrial Enterprise. An Industrial Company owning an Approved Enterprise, as described above, may choose between the above depreciation rates and the depreciation rates available to Approved Enterprises.
	Pursuant to the Industry Encouragement Law, an Industrial Company is also entitled to amortize the purchase price of know-how and patents over a period of eight years beginning with the year in which such rights were first used.
	In addition, an Industrial Company is entitled to deduct over a three-year period expenses involved with the issuance and listing of shares on a stock exchange and has the right, under certain conditions, to elect to file a consolidated tax return with related Israeli Industrial Companies that satisfy conditions set forth in the law.
	Eligibility for the benefits under the law is not subject to receipt of prior approval from any governmental authority. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. However, the definition may be amended from time to time and the Israeli tax authorities, which reassess our qualifications annually, may determine that we no longer qualify as an Industrial Company. As a result of either of the foregoing, the benefits described above might not be available in the future.

	Taxation Under Inflationary Conditions

	The Income Tax (Inflationary Adjustment) Law, 1985, commonly referred to as the Inflationary Adjustments Law, attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deduction and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. Our taxable income is determined under this law.
	The Israeli Income Tax Ordinance and regulations promulgated thereunder allow "Foreign-Invested Companies," which maintain their accounts in U.S. dollars in compliance with the regulations to adjust their tax returns based on exchange rate fluctuations of the NIS against the U.S. dollar rather than changes in the Israeli consumer price index, or CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company more than 25% of the share capital of which in terms of rights to profits, voting and appointment of directors, and of the combined share capital of which including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change the election for a period of three years following the election. We adjust our tax returns based on the changes in the Israeli CPI. Because we qualify as a "Foreign-Invested Company," we are entitled to measure our results for tax purposes on the basis of changes in the exchange rate of the U.S. dollar in future tax years.
                                      -66-
Capital Gains Tax on the Sale of our Ordinary Shares

	General

	The State of Israel generally imposes income tax on residents and non-residents of Israel on any income which considered as accrued or derived in Israel, including from the sale of capital assets in Israel or the sale of direct or indirect rights to assets located in Israel (including our ordinary shares, unless a specific exemption is available or unless an applicable tax treaty between Israel and the shareholder's country of residence provides otherwise) and on income derived from sources in Israel (These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel). The Israeli Tax Ordinance distinguishes between "Real Gain" and "Inflationary Surplus". Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale.
	Prior to the Tax Reform, gains on sales of the ordinary shares were generally exempt from Israeli capital gains tax, for so long as the shares were quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance, provided that we qualified as an Industrial Company or Industrial Holding Company. See "-Law for Encouragement of Industry (Taxes), 1969" Above.

	Israeli Residents

	Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE") or (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange.
	This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses (in which case the capital gain will be taxed at a rate of 25%), and does not apply to: (i) dealers in securities who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals; (ii) shareholders that report in accordance with the Inflationary Adjustment Law who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a reques may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.
	In any event, the provisions of the Tax Reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

	Non-Residents of Israel

	Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange,
                                      -67-
provided that such capital gains are not attributed to a permanent establishment in Israel and that such shareholders are not subject to the Inflationary Adjustment Law and did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
	Furthermore, under the income tax treaty between the U.S. and Israel, a holder of ordinary shares who is a U.S. resident will be exempted from Israeli capital gains tax on the sale of ordinary shares unless: (i) the holder owned, directly or indirectly, 10% or more of our voting power at any time during the 12-month period before the sale; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel.
	In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.
	A non-resident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel or capital gains derived from the sale of our ordinary shares, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Dividend Taxation

	Israeli Residents and Non-Israeli Residents

	We are generally, required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an Approved Enterprise, on all distributions of dividends other than bonus shares (stock dividends) to Israeli individuals and non-Israeli residents (individuals and corporations), unless a different tax rate is provided in a treaty between Israel and the shareholder's country of residence. Such distribution of dividends to Israeli corporations is tax exempt, unless the source of such dividends is income derived outside of Israel.

	U.S Residents

	Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of the issued voting shares through out the tax year in which the dividend is distributed as well as the previous tax year is 12.5% or 15% for dividends of income generated from an Approved Enterprise.

	United States Federal Income Tax Considerations

	Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of the ordinary shares to a U.S. holder.

                                      -68-
	A U.S. holder is:
* an individual citizen or resident of the United States;
* a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;
* an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or
* a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all substantial decisions of the trust.
	Unless otherwise specifically indicated, this summary does not consider United States tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.
	This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances, like the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass through entity is not considered, nor are the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws. You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the ordinary shares.

	Distributions on the Ordinary Shares

	Subject to the discussion below under "Passive Foreign Investment Company Status", a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares.
	Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based upon the spot rate of exchange in effect on the date of the distributions. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S. source income or loss.
	Subject to the limitations set forth in the Code, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include among
                                      -69-
others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income payable with respect each such class. In this regard, dividends paid by us will generally be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credit are complex, and you should consult your own tax advisor to determine whether and to what extent you would be entitled to this credit.

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

	Passive Foreign Investment Company Status

	Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature, referred to as the "Income Test", or (ii) the average percentage of its assets during such tax year which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more, referred to as the "Asset Test".
	There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the Asset Test. However, the legislative history of the U.S. Taxpayer Relief Act of 1997, referred to as the 1997 Act, indicates that for purposes of the Asset Test, "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." It is unclear under current interpretations of the 1997 Act whether other approaches could be employed to determine the value of our assets. Under the approach set forth in the legislative history to the 1997 Act, we believe that we would be deemed a PFIC for 2001 and for 2002, principally because a significant portion of our assets continued to consist of cash, cash equivalents and short-term investments from the proceeds of our initial public offering, coupled with the decline in the public market value of our ordinary shares during 2001 and 2002. In addition, based on application of the approach of the 1997 Act, there is a high likelihood that we may be deemed a PFIC in 2003. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.
	Because less than 75% of our gross income in 2002 and in prior years
                                      -70-
constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years. In addition, we do not believe that application of the Asset Test would have resulted in our classification as a PFIC for any tax year prior to 2001.
	If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder's holding period of ordinary shares and the U.S. holder does not make a QEF election or a "mark-to-market " election (both as described below), any gain recognized by the U.S. holder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income generally would be allocated over a U.S. holder's holding period with respect to our ordinary shares. The amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.
	Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during the U.S. holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. holder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's tax basis in these ordinary shares.
	A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.
	For any tax year in which we are treated as a PFIC, a U.S. holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund, referred to as a QEF election. In that case, the U.S. holder would be required to include in income currently his proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. holder. Any gain subsequently recognized upon the sale by the U.S. holder of his ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.
	A shareholder may make a QEF election with respect to a PFIC for any taxable year of the shareholder. A QEF election is effective for the year in which the election is made and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. holder making the QEF election must make the election on or before the due date, as extended, for the filing of the shareholder's income tax return for the first taxable year to which the election will apply.
	A U.S. holder must make a QEF election by completing Form 8621 and attaching it to their U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. We will provide to each shareholder, upon request, the tax information required to make a QEF election and to make subsequent annual filings.
	As an alternative to a QEF election, a U.S. holder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or
                                      -71-
loss (subject to certain limitations) equal to the difference between the fair market value of his ordinary shares and the adjusted tax basis of his ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares.
	The implementation of many aspects of the Code's PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.
	Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC for 2001 and 2002 and any subsequent years and the eligibility, manner and advisability of making a QEF election or a mark-to-market election, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to a U.S. holder.

	Backup Withholding

	A U.S. holder may be subject to backup withholding at rate of 31% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations, or if a U.S. holder provides a tax payer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.
	Non-U.S. Holders of Ordinary Shares
	Except as provided below, a non-U.S. holder of ordinary shares except certain former U.S. citizens and long-term residents of the United States generally will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.
	Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders generally will be subject to information
                                      -72-
reporting and, under regulations generally effective January 1, 2001, to backup withholding at a rate of 31% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.
	Non-U.S. holders generally will be subject to information reporting and backup withholding at a rate of 31% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F.	Dividends and paying agents
	Not applicable.

G.	Statement by Experts
	Not applicable.

H.	Documents on Display

	We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.
	You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at MIND C.T.I. Ltd., Industrial Park, Building 7, Yoqneam, 20692, Israel, Attention: Arie Ganot, Chief Financial Officer, telephone 972-4-993-6666. A copy of each report submitted in accordance with applicable United States law is available for review at our principal executive offices.
	A copy of each document (or a translation thereof to the extent not in English) concerning MIND that is referred to in this Annual Report on Form 20-F, is available for public review at our principal executive offices at Industrial Park, Building 7, Yoqneam, 20692, Israel.
                                      -73-
I.	Subsidiary Information
	Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

	Market risk represents the risk of changes in the value of our financial instruments as a result of fluctuations in foreign currency exchange rates. We endeavor to limit our balance sheet exposure to the changes between the U.S. dollar and other currencies by attempting to maintain a similar level of assets and liabilities in any given currency, to the extent possible. However, this method of matching levels of assets and liabilities of the same currency is not always possible to achieve.
	The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2002.
                                                      Current
                                                      Monetary
                                                       Asset
Currency                                           (Liability-net)
----------                                         (In thousands)
                                                -------------------
NIS                                               $       (786)
Euro						  $	 1,962
Pound sterling					  $	   300
Romanian lei	   				  $	   (74)
Other non-dollar currencies                       $         10
                                                  ------------
                                                  $      1,412
                                                    ==========

	Our annual expenses paid in NIS are approximately $5.5 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $55,000 for the year ended December 31 2002.
In March 2002, we deposited an amount of $ 30 million with a bank for a period of three years. Under the arrangement with the bank, whether or not the deposits bear interest depends upon the rate of the three-month U.S. dollar LIBOR, as follows. For each day in which the three-month U.S. dollar LIBOR is below an agreed annual fixed rate of 4% in the first year, 5% in the second year and 6% in the third year, the deposits bear interest at the rate of 7.25% per annum.
On all other days the deposits do not bear any interest at all. The bank with which we deposited these amounts called the deposits on March 17, 2003.
	As of December 31, 2002, we did not hold any financial instruments that are subject to risk arising from changes in equity prices. Also, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities
		Not applicable.

                                      PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
		Not applicable.

                                      -74-
Item 14.	Material Modifications to the Rights of Security Holders and Use
		of Proceeds

	E.	Use of Proceeds

	The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2002, all proceeds have been invested in highly liquid bank deposits.

Item 15.	Controls and Procedures

	Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.
	In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Item 16A.	Audit Committee Financial Expert
		Not applicable.

Item 16B.	Code of Ethics
		Not applicable.

Item 16C.	Principal Accountant Fees And Services
		Not applicable.




















				      -75-
                                      PART III

Item 17.	Financial Statements
		Not applicable.

Item 18.	Financial Statements

	The following consolidated financial statements and related auditors' report are filed as part of this Annual Report.


						Page
REPORT OF INDEPENDENT AUDITORS			F-2
CONSOLIDATED FINANCIAL STATEMENTS:
	Balance sheets 				F-3
	Statements of operations 		F-4
	Statements of changes in
	  shareholders' equity			F-5
	Statements of cash flows 		F-6
	Notes to financial statements		F-8

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
-----------	-------
1.1**		Memorandum of Association, as amended
1.2**		Articles of Association, as amended
4.1*		MIND 1998 Share Option Plan
4.2*		MIND 2000 Share Option Plan
8**		List of Subsidiaries
10.1*		Share Purchase Agreement by and among MIND C.T.I. Ltd., Lior
		Salansky, Monica Eisinger, ADC Teledata	Communications Ltd. and
		the Purchasers listed therein, dated March 30, 2000
10.2*		Registration Rights Agreement by and among MIND C.T.I. Ltd.,
		Lior Salansky, Monica Eisinger, ADC Teledata Communications Ltd.
		and the Investors listed therein, dated as of March 30, 2000
10.3*		Shareholders Agreement by and among MIND C.T.I. Ltd., Lior
		Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and
		the Purchasers listed therein, as amended by an amendment
		agreement dated July 10, 2000
10.4*		Escrow Agreement by and among Lior Salansky, Oscar Gruss & Son,
		Yaron Amir, Ilan Melamed, the Purchasers listed therein and
		Ravillan, Volovelsky, Dinstein, Sneh & Co. as Trustees, dated
		April 6, 2000
10.5*		Share Purchase Agreement by and among Lior Salansky,
		Oscar Gruss & Son Inc., Yaron Amir, Ilan Melamed and the
		Purchasers listed therein, dated April 6, 2000
10.6*		Waiver between Summit, ADC Teledata Communications Ltd.,
		Monica Eisinger and Lior Salansky dated August 1, 2000
10.7**		Consent of Kesselman & Kesselman, independent auditors of
		MIND C.T.I. Ltd.
99.1**		Certification pursuant to Section 906 of the Sarbanes-Oxley Act
		of 2002
                                      -76-
99.2**		Certification pursuant to Section 906 of the Sarbanes-Oxley Act
		of 2002

*	Incorporated by reference to MIND C.T.I. Ltd.'s Registration Statement
	(File 333-12266) on Form F-1.
**	Filed herewith.


                                   SIGNATURES
	The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

						MIND CTI LTD.

						/s/ Monica Eisinger
						_____________________________
						By: 		Monica Eisinger
						Title:		President & CEO
						Date:		June 26, 2003

































				      -77-
CERTIFICATIONS


I, Monica Eisinger, certify that:

1.	I have reviewed this annual report on Form 20-F of MIND C.T.I. Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue
	statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial
	information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officers and I are responsible for
	establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
        i. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
       ii. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
      iii. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officers and I have disclosed, based
	on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
	i. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
       ii. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officers and I have indicated in this
	annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
                                      -78-

	Date: June 22, 2003

					/s/ Monica Eisinger
					_____________________________

					Monica Eisinger
					President and Chief Executive Officer














































				      -79-
I, Arie Ganot, certify that:

1.	I have reviewed this annual report on Form 20-F of MIND C.T.I. Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue
	statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial
	information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officers and I are responsible for
	establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
	i. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
       ii. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
      iii. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officers and I have disclosed, based
	on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
	i. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
       ii. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officers and I have indicated in this
	annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003

                                      -80-
					/s/ Arie Ganot
					_____________________________
					Arie Ganot
					Chief Financial Officer


















































				      -81-
				EXHIBIT 1.1

[UNOFFICIAL CONVENIENCE TRANSLATION]   			[STAMP OF ISRAELI
							 REGISTRAR OF COMPANIES]

			The Companies Ordinance (New Version)
		Memorandum of Association of a Company Limited by Shares

1. Name of the Company:  MIND C.T.I. LTD.
2. The aims for which incorporated:
A. To engage in any kind of commercial business and/or productive business and/or business of providing services of any type or form. To engage in any action or endeavor which the Company's managers consider to be beneficial to the Company.
B. To engage in all the branches of the economy, trade, finance, personal services, industry, textile, wood, food, chemicals, computers, medicine, office supplies, agriculture, electricity, research, art, metal-works, transportation, construction and tourism.
C. To set up factories, shops and marketing chains so as to serve the aims of the Company.
D. To engage in industry, to market, sell and trade, import and export any product. To engage in market research, advertising, filing of patents and designs.
E. To engage in any matter so as to further the aims of the Company, to engage in general brokering and manage financing for the benefit of the aims of the Company.
F. To change the name of the Company in accordance with the needs of the owners and the aims of the Company's business.
3. The liability of the members of the Company is limited.
4. The share capital of the Company is NIS 880,000 divided into 88,000,000 Ordinary Shares of a nominal value of NIS 0.01 each.

The rights attached to the shares shall be specified in the Articles of Association of the Company.

We the undersigned wish to be incorporated as a company in accordance with this Memorandum of Association and agree to each take the number of shares of the share capital as set forth next to our names.

		I.D.
Name of Member:	Number:	Address:	    No. of Shares:    Signature:
---------------	-------	----------------    ----------------  -----------------
Monica Eisinger	1664162	Mitzpeh Hoshaaya    50 ordinary shs.  /s/ M. Eisinger

Lior Salansky	5888825	Leiv Yafeh 30	    50 ordinary shs.  /s/ Lior Salansky
			Jerusalem

6.4.95

Witnessed by:
/s/ Avikam David
Avikam David - CPA


                                      -82-

				EXHIBIT 1.2

			THE COMPANIES LAW, 5759 - 1999

			A COMPANY LIMITED BY SHARES

			SECOND AMENDED AND RESTATED
			  ARTICLES OF ASSOCIATION

				     OF

			      MIND  C.T.I. LTD.
			    ____________________


	GENERAL PROVISIONS


1.	Object and Purpose of the Company

	The object and purpose of the Company shall be as set forth in the Company's Memorandum of Association, as the same shall be amended from time to time in accordance with applicable law.

2.	Limitation of Liability

	The liability of the shareholders is limited to the payment of the nominal value of the shares in the Company allotted to them and which remains unpaid, and only to that amount. If the Company's share capital shall include at any time shares without a nominal value, the shareholders' liability in respect of such shares shall be limited to the payment of up to NIS 0.01 for each such share allotted to them and which remains unpaid, and only to that amount.

3.	Interpretation

	(a)	Unless the subject or the context otherwise requires: words and
	expressions defined in the Companies Law, 5759-1999 (the "Companies Law"), and in those sections of the Companies Ordinance [New Version], 5743-1983 that are still in force (with respect to such sections), in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings herein; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

	(b)	The captions in these Articles are for convenience only and
	shall not be deemed a part hereof or affect the construction of any provision hereof.
	SHARE CAPITAL

4.	Share Capital
                                      -83-
	(a)	The share capital of the Company shall be eight hundred eighty
		thousand New Israeli Shekels (NIS 880,000) divided into eighty-eight million (88,000,000) ordinary shares of a nominal value of one Agora (NIS 0.01) each, which shall be designated as "Ordinary Shares".

	(b)	Rights of Ordinary Shares. The Ordinary Shares confer upon the
		holders thereof all rights accruing to a shareholder of the Company, as provided in these Articles, including, inter alia, the right to receive notices of, and to attend, meetings of the shareholders; for each share held - the right to one vote at all shareholders' meetings for all purposes, and to share equally, on a per share basis, in such dividends as may be declared by the Board of Directors in accordance with the terms of these Articles and the Companies Law, and upon liquidation or dissolution - in the assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company, in accordance with the terms of these Articles and applicable law. All Ordinary Shares rank pari passu in all respects with each other.

5.	Increase of Share Capital

	(a)	The Company may, from time to time, by resolution of the
		shareholders ("Shareholders Resolution"), whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

	(b)	Except to the extent otherwise provided in such resolution, such
		new shares shall be subject to all the provisions applicable to the shares of the original capital.

6.	Special Rights; Modifications of Rights

	(a)	Without prejudice to any special rights previously conferred
		upon the holders of existing shares in the Company, the Company may, from time to time, by Shareholders Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

	(b)	(i)	If at any time the share capital is divided into
			different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Shareholders
			Resolution, subject to the sanction of a resolution passed by the holders of a majority of the shares of such class by written consent or at a separate General
	                                      -84-
			Meeting of the holders of the shares of such class.

		(ii)	The provisions of these Articles relating to General
			Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.

		(iii)	Unless otherwise provided by these Articles, the
			enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

7.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

	(a)	The Company may, from time to time, by Shareholders Resolution
		(subject, however, to the provisions of Article 6(b) hereof and to applicable law):

		(i)	consolidate and divide all or any of its issued or
			unissued share capital into shares of larger nominal value than its existing shares,

		(ii)	subdivide its shares (issued or unissued) or any of
			them, into shares of smaller nominal value than is fixed by these Articles of Association (subject, however, to the provisions of the Companies Law), and the Shareholders Resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

		(iii)	cancel any shares which, at the date of the adoption of
			such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled, or

		(iv)	reduce its share capital in any manner, and with and
			subject to any incident authorized, and consent required, by law.

	(b)	With respect to any consolidation of issued shares into shares
		of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of
		 the following actions:

                                      -85-
		(i)	determine, as to the holder of shares so consolidated,
			which issued shares shall be consolidated into each share of larger nominal value;

		(ii)	allot, in contemplation of or subsequent to such
			consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

		(iii)	redeem, in the case of redeemable preference shares,
			and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share
			 holdings;

		(iv)	cause the transfer of fractional shares by certain
			shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 7(b)(iv).


					SHARES

8.	Issuance of Share Certificates; Replacement of Lost Certificates

	(a)	Share certificates shall be issued under the seal or stamp of
		the Company and shall bear the signatures of the Company's chief executive officer and chief financial officer, or of any other person or persons authorized thereto by the Board of Directors.

	(b)	Each shareholder shall be entitled to one numbered certificate
		for all the shares of any class registered in his name, and if reasonably requested by such shareholder, to several certificates, each for one or more of such shares.

	(c)	A share certificate registered in the names of two or more
		persons shall be delivered to the person first named in the Registrar of Shareholders in respect of such co-ownership.

	(d)	If a share certificate is defaced, lost or destroyed, it may be
		replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

	(e)	The Company may issue bearer shares.

9.	Registered Holder

                                      -86-
	Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

10.	Allotment of Shares

	The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

11.	Payment in Installments

	If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share of the person(s) entitled thereto.

12.	Calls on Shares

	(a)	The Board of Directors may, from time to time, make such calls
		as it may think fit upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

	(b)	Notice of any call shall be given in writing to the
		shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made, provided, however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place. In the event of a call payable in installments, only one notice thereof need be given.
                                      -87-
	(c)	If, by the terms of allotment of any share or otherwise, any
		amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

	(d)	The joint holders of a share shall be jointly and severally
		liable to pay all calls in respect thereof and all interest payable thereon.

	(e)	Any amount unpaid in respect of a call shall bear interest from
		the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

	(f)	Upon the allotment of shares, the Board of Directors may
		provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

13.	Prepayment

	With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

14.	Forfeiture and Surrender

	(a)	If any shareholder fails to pay any amount payable in respect of
		a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

	(b)	Upon the adoption of a resolution of forfeiture, the Board of
		Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than
                                      -88-
		fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall estop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

	(c)	Whenever shares are forfeited as herein provided, all
		dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

	(d)	The Company, by resolution of the Board of Directors, may
		accept the voluntary surrender of any share.

	(e)	Any share forfeited or surrendered as provided herein shall
		become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

	(f)	Any shareholder whose shares have been forfeited or surrendered
		shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

	(g)	The Board of Directors may at any time, before any share so
		forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall estop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

15.	Lien

	(a)	Except to the extent the same may be waived or subordinated in
		writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and
                                      -89-
		engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

	(b)	The Board of Directors may cause the Company to sell any shares
		subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within seven (7) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

	(c)	The net proceeds of any such sale, after payment of the costs
		thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

16.	Sale after Forfeiture or Surrender or in Enforcement of Lien

	Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint some person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Register of Shareholders in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after his name has been entered in the Register of Shareholders in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.	Redeemable Shares

	The Company may, subject to applicable law, issue redeemable shares and redeem the same.

18.	[reserved]

	TRANSFER OF SHARES

19.	Effectiveness and Registration

	(a)	No transfer of shares shall be registered unless a proper
		instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company or its agent, together with any share certificate(s) and such other
                                      -90-
		evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

	(b)	The Board of Directors may, in its discretion and to the extent
		that it deems necessary, close the Register of Shareholders for the registration of transfer of shares for such periods as may be determined by the Board of Directors, and no transfers of shares shall be registered during any period in which the Register of Shareholders is so closed.

20.	Record Date for General Meetings

	Notwithstanding any provision to the contrary in these Articles, for the determination of the shareholders entitled to receive notice of and to participate in and vote at a General Meeting, or to express consent to or dissent from any corporate action in writing, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of shares of the Company, the Board of Directors may fix, in advance, a record date, which, subject to applicable law, shall not be earlier than ninety (90) days prior to the General Meeting or other action, as the case may be. No persons other than holders of record of shares as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right or receive such other benefit, as the case may be. A determination of shareholders of record with respect to a General Meeting shall apply to any adjournment of such meeting, provided that the Board of Directors may fix a new record date for an adjourned meeting.


	TRANSMISSION OF SHARES

21.	Decedents' Shares

	(a)	In case of a share registered in the names of two or more
		holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

	(b)	Any person becoming entitled to a share in consequence of the
		death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

22.	Receivers and Liquidators
                                      -91-
	(a)	The Company may recognize the receiver or liquidator of any
		corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

	(b)	The receiver or liquidator of a corporate shareholder in
		winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.


				GENERAL MEETINGS

23.	Annual General Meeting

	An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board of Directors.

24.	Extraordinary General Meetings

	All General Meetings other than Annual General Meetings shall be called "Extraordinary General Meetings." The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Sections 63(b)(1) or (2) of the Companies Law.

25.	Notice of General Meetings

	The Company is not required to give notice under Section 69(b) of the Companies Law.


			PROCEEDINGS AT GENERAL MEETINGS

26.	Quorum

	(a)	Two or more shareholders (not in default in payment of any sum
		referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company (subject to rules and regulations, if any, applicable to the Company), shall constitute a quorum at General Meetings. No
                                      -92-
		business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

	(b)	If within an hour from the time appointed for the meeting a
		quorum is not present, the meeting, if convened upon requisition under Sections 63(b)(1) or (2), 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.
		No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) shareholders (not in default as aforesaid) present in person or by proxy, shall constitute a quorum (subject to rules and regulations, if any, applicable to the Company).

	(c)	The Board of Directors may determine, in its discretion,
		the matters that may be voted upon at the meeting by proxy in addition to the matters listed in Section 87(a) to the Companies
		 Law.
27.	Chairman

	The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company. If there is no such Chairman, or if at any meeting he is not present within fifteen
	(15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

28.	Adoption of Resolutions at General Meetings

	(a)	Unless other provided herein, a Shareholders Resolution shall be
		deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

	(b)	A Shareholders Resolution approving a merger (as defined in the
		Companies Law) of the Company shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

	(c)	Every question submitted to a General Meeting shall be decided
		by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote
                                      -92-
		at the meeting, the same shall be decided by such ballot.
		A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.
		If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

	(d)	A declaration by the Chairman of the meeting that a resolution
		has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

29.	Resolutions in Writing

	A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, facsimile [telecopier], telegram, telex or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	Power to Adjourn

	(a)	The Chairman of a General Meeting at which a quorum is present
		may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

	(b)	It shall not be necessary to give any notice of an adjournment,
		whether pursuant to Article 26(b) or Article 30(a), unless the meeting is adjourned for thirty (30) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

31.	Voting Power

	Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the righT
                                      -94-
	to vote, every shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights

	(a)	No shareholder shall be entitled to vote at any General Meeting
		(or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid, but this Article shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

	(b)	A company or other corporate body being a shareholder of the
		Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any meeting of the Company. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him prior to the conclusion of the meeting.

	(c)	Any shareholder entitled to vote may vote either personally or
		by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 32(b).

	(d)	If two or more persons are registered as joint holders of any
		share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.


















				      -95-
					PROXIES

33.	Instrument of Appointment

	(a)	The instrument appointing a proxy shall be in writing and shall
		be substantially in the following form:

	"I _____________________ of __________________________________
	    (Name of Shareholder)                       (Address of Shareholder)
	being a shareholder of ___________________________ hereby appoint
		                         (Name of the Company)
	________________________of _____________________________
	  (Name of Proxy)	(Address of Proxy)
	as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of ___________, 19__ and at any adjournment(s) thereof.

		Signed this ______ day of ____________, 19__.

				_________________________
				(Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors. It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s). Upon the request of the Company, written evidence of such authorization (in form acceptable to the Company) shall be delivered to the Company prior to the conclusion of the meeting.


	(b)	The instrument appointing a proxy (and the power of attorney or
		other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than seventy two (72) hours (or such shorter period as determined by the Board of Directors) before the time fixed for the meeting at which the person named in the instrument proposes to vote.

	(c)	For as long as any of the Company's securities are publicly
		traded on a U.S. market or exchange, all proxy solicitations by persons other than the Board of Directors shall be undertaken pursuant to the U.S. Proxy Rules, whether or not applicable to the Company under U.S. law.

34.	Effect of Death of Appointor or Revocation of Appointment

	A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death,
                                      -96-
	revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.


				BOARD OF DIRECTORS

35.	Powers of Board of Directors

	(a)	In General

		The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in General Meeting. The authority conferred on the Board of Directors by this
		Article 35 shall be subject to the provisions of the Companies Law, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

	(b)	Borrowing Power

		The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

	(c)	Reserves

		The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall think fit, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds
                                      -97-
		therein for another purpose, all as the Board of Directors may from time to time think fit.

	(d)	Protective Measures

		The Board of Directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of the Company, including without limitation the adoption of a "Shareholder Rights Plan."

36.	Exercise of Powers of Directors

	(a)	A meeting of the Board of Directors at which a quorum is present
		(whether in person, by conference call or by any other device allowing the participating Directors to hear each other simultaneously) shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors,

	(b)	A resolution proposed at any meeting of the Board of Directors
		shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

	(c)	A resolution in writing signed by all Directors then in office
		and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee or, in the absence of such determination, by the Chairman of the Board of Directors) or to which all such Directors have given their consent (by letter, telegram, telex, facsimile, telecopier or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

37.	Delegation of Powers

	(a)	The Board of Directors may, subject to the provisions of the
		Companies Law, delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to
                                      -98-
		further delegate such powers.

	(b)	Without derogating from the provisions of Article 50, the Board
		of Directors may, subject to the provisions of the Companie
		Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may think fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all suc persons, and may require security in such cases and in such amounts as it thinks fit.

	(c)	The Board of Directors may from time to time, by power of
		attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it thinks fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may think fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	Number of Directors

	Until otherwise determined by Shareholders Resolution of the Company, the Board of Directors shall consist of not less than three (3) nor more than nine (9) Directors, at least two (2) of which shall be External Directors in accordance with the Companies Law (the "External Directors").

39.	Election and Removal of Directors

	(a)	The Board of Directors of the Company shall be divided into
		three (3) classes of Directors, designated as Class I, Class II, and Class III, which shall be differentiated by the dates of commencement and expiration of the terms of office of their respective Directors. The number of Directors in each class shall be divided equally, so far as practicable, among the classes. The initial terms of office of the Directors of the respective classes shall be as follows:

(A) Class I Directors shall serve until the Annual General Meeting to be convened in 2001;

(B) Class II Directors shall serve until the Annual General Meeting to be convened in 2002; and

(C) Class III Directors shall serve until the Annual General Meeting to be convened in 2003,

until their respective successors shall be duly elected. At each Annual General
                                      -99-
Meeting, beginning with the Annual General Meeting to be convened in 2001, the Directors elected or re-elected to the class whose term expires at such meeting shall serve until the Annual General Meeting to be convened in the third year following such election or re-election.

	(b)	Directors shall be elected at General Meetings by the vote of
		the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors.

	(c)	Notwithstanding anything to the contrary in these Articles of
		Association, the affirmative vote of at least 75% of the shares present, in person or by proxy, and voting on the matter shall be required to amend or repeal this Article 39 or to remove any Director prior to the expiration of his or her term.

	(d)	Notwithstanding anything to the contrary in this Article 39,
		the provisions of this Article 39 shall not apply to the Company's External Directors, who shall not be members of any class and shall serve pursuant to the provisions of the Companies Law.

40.	Qualification of Directors

	No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	Continuing Directors in the Event of Vacancies

	In the event of one or more vacancies in any class of Directors, the continuing Directors may continue to act in every matter and may temporarily fill any such vacancy in such class, provided, however, that if the continuing Directors number less than a majority of the number provided for pursuant to Article 38 hereof, they may only act in an emergency, and may call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

42.	Vacation of Office

	(a)	The office of a Director shall be vacated, ipso facto, upon his
		death, or if he be found lunatic or become of unsound mind, or if he become bankrupt, or, if the Director is a company, upon its winding-up.

	(b)	The office of a Director shall be vacated by his written
		resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

43.	Remuneration of Directors

                                      -100-
	No Director shall be paid any remuneration by the Company for his services as Director except as may be approved by a Shareholders Resolution, except for reimbursement of expenses incurred in connection with fulfilling his duties as a Director.

44.	Conflict of Interests

	Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director in which contract or business such Director has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a Director has a personal interest, directly or indirectly. Any Director who has such a personal interest shall notify the other Directors with respect thereto prior to any discussion or vote on the matter by the Board of Directors.

45.	[reserved]

			PROCEEDINGS OF THE BOARD OF DIRECTORS

46.	Meetings

	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors think fit. Notice of the meetings of the Board of Directors shall be sent to each Director at the last address that the Director provided to the Company.


47.	Quorum

	Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence of a majority of the Directors then in office who are lawfully entitled to participate in the meeting (as conclusively determined by the Chairman of the Audit Committee and in the absence of such determination - by the Chairman of the Board of Directors), but shall not be less than two.

48.	Chairman of the Board of Directors

	The Board of Directors may from time to time elect one of its members to
	 be the Chairman of the Board of Directors, remove such Chairman from
	office and appoint another in its place.  The Chairman of the Board of
	Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting, or if he is unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting. The Chairman shall not have a casting vote.

49.	Validity of Acts Despite Defects

                                      -101-
	Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.


	GENERAL MANAGER

50.	General Manager

	The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as General Manager(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including Managing Director, Director General or any similar or dissimilar title) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.


					MINUTES

51.	Minutes

	(a)	Minutes of each General Meeting and of each meeting of the Board
		of Directors shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

	(b)	Any minutes as aforesaid, if purporting to be signed by the
		chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facia evidence of the matters recorded therein.


					DIVIDENDS

52.	Declaration and Payment of Dividends

	The Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified. The Board of Directors shall determine the time for payment of such dividends, and the record date for determining the shareholders entitled thereto.
                                      -102-
53.	[reserved]

54.	Amount Payable by Way of Dividends

	Subject to the rights of the holders of shares with special rights as to dividends and without derogating from the provisions of Article 35(d) above, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

55.	Interest

	No dividend shall carry interest as against the Company.

56.	Payment in Specie

	Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

57.	Capitalization of Profits, Reserves etc.

	Upon the resolution of the Board of Directors, the Company -

	(a)	may cause any moneys, investments, or other assets forming part
		of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and

	(b)	may cause such distribution or payment to be accepted by such
		shareholders in full satisfaction of their interest in the said capitalized sum.

58.	Implementation of Powers under Articles 56 and 57

	For the purpose of giving full effect to any resolution under Articles 56 or 57, and without derogating from the provisions of
	Article 7(b) hereof, and subject to applicable law, the Board of Directors may settle any difficulty which may arise in regard to the
                                      -103-
	distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

59.	Deductions from Dividends

	The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by him to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

60.	Retention of Dividends

	(a)	The Board of Directors may retain any dividend or other moneys
		payable or property distributable in respect of a share on which
		 the Company has a lien, and may apply the same in or toward
		satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

	(b)	The Board of Directors may retain any dividend or other moneys
		payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

61.	Unclaimed Dividends

	All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

62.	Mechanics of Payment

	Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the
                                      -104-
	registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check or warrant shall be sent at the risk of the person entitled to the money represented thereby.

63.	Receipt from a Joint Holder

	If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.


	ACCOUNTS

64.	Books of Account

	The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolution.

65.	Audit

	At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

66.	Auditors

	The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law. The Audit Committee of the Company shall have the authority to fix, in its discretion, the remuneration of the auditor(s) for the auditing services.


	BRANCH REGISTERS

67.	Branch Registers

                                      -105-
	Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.



			RIGHTS OF SIGNATURE, STAMP AND SEAL

68.	Rights of Signature, Stamp and Seal

	(a)	The Board of Directors shall be entitled to authorize any
		person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

	(b)	The Company shall have at least one official stamp.

	(c)	The Board of Directors may provide for a seal.  If the Board of
		Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.


					NOTICES

69.	Notices

	(a)	Any written notice or other document may be served by the
		Company upon any shareholder either personally or by sending it by prepaid mail addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served (i) in the case of mailing, two (2) business days after it has been posted (seven
		(7) business days if sent internationally), or when actually received by the addressee if sooner than two (2) days or seven
		(7) days, as the case may be, after it has been posted; (ii) in the case of overnight air courier, on the third (3rd) business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner
                                      -106-
		than three (3) business days after it has been sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such shareholder (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation by the recipient's facsimile machine that such notice was received by the addressee. The mailing date or publication date and the date of the meeting shall be counted as part of the days comprising any notice period. Notice may be sent by cablegram, telex, telecopier (facsimile) or other electronic means and confirmed by registered mail as aforesaid. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 69(a).

	(b)	All notices to be given to the shareholders shall, with respect
		to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

	(c)	Any shareholder whose address is not described in the Register
		of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

	(d)	Notwithstanding anything to the contrary herein: notice by the
		Company of a General Meeting which is published in two daily newspapers in Israel, if at all, shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and notice by the Company of a General Meeting which is published in one daily newspaper in New York, New York, U.S.A. or in one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside Israel.



				INSURANCE AND INDEMNITY

70.	Exculpation, Indemnity and Insurance

	(a)	For purposes of these Articles, the term "Office Holder" shall
		mean every Director and every officer of the Company, including, without limitation, each of the persons defined as "Nosei Misra" in the Companies Law.

                                      -107-
	(b)	Subject to the provisions of the Companies Law, the Company may
		prospectively exculpate an Office Holder from all or some of the Office Holder's responsibility for damage resulting from the Office Holder's breach of the Office Holder's duty of care to the Company.

	(c)	Subject to the provisions of the Companies Law, the Company may
		indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

		(i)	a financial obligation imposed on him in favor of
			another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

		(ii)	reasonable litigation expenses, including attorneys'
			fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that the undertaking is limited to categories of events which in the opinion of the Board of Directors can be foreseen when the undertaking to indemnify is given, and to an amount set by the Board of Directors as reasonable under the circumstances and (bb) retroactively.

	(d)	Subject to the provisions of the Companies Law, the Company may
		enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

		(i)	a breach of his duty of care to the Company or to
			another person;

		(ii)	a breach of his duty of loyalty to the Company, provided
			that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

		(iii)	a financial obligation imposed on him in favor of
			another person.

	(e)	The provisions of Articles 70(a), 70(b) and 70(c) above are not
		intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person
                                      -108-
		who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.



					WINDING UP

71.	Winding Up

	If the Company be wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.


* * * * *


					EXHIBIT 8

				List of Subsidiaries

	Name of Subsidiary		Jurisdiction of Incorporation
	------------------		-----------------------------
	  MIND C.T.I. Inc.		  New Jersey
	  MIND Software SRL		  Romania




















				      -109-


					EXHIBIT 10.7


				CONSENT OF INDEPENDENT AUDITORS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-54632) of MIND C.T.I. Ltd. of our report dated February 12, 2003 relating the consolidated financial statements, which appears in this Form 20-F.




Tel-Aviv, Israel			     Kesselman & Kesselman
June 2003				     Certified Public Accountants (Isr.)



* * * * *



				EXHIBIT 99.1

      Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F MIND C.T.I. Ltd. (the "Company") for the period ending December 31, 2002 (the "Report"), I, Monica Eisinger, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 22, 2003



					   /s/ Monica Eisinger
					   _____________________________
					   Monica Eisinger
					   President and Chief Executive Officer




                                      -110-
	A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to MIND C.T.I. Ltd. and will be retained by MIND C.T.I. Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.



* * * * *



				EXHIBIT 99.2

      Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of MIND C.T.I. Ltd. (the "Company") for the period ending December 31, 2002 (the "Report"), I, Arie Ganot, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 23, 2003



						 	 /s/ Arie Ganot
						      __________________________
							 Arie Ganot
							 Chief Financial Officer




	A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to MIND C.T.I. Ltd. and will be retained by MIND C.T.I. Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.







                                      -111-
				    MIND C.T.I. LTD.
				(An Israeli Corporation)
			2002 CONSOLIDATED FINANCIAL STATEMENTS








				TABLE OF CONTENTS




								Page
	REPORT OF INDEPENDENT AUDITORS				F-2
	CONSOLIDATED FINANCIAL STATEMENTS:
	  Balance sheets 					F-3
	  Statements of operations 				F-5
	  Statements of changes in shareholders' equity 	F-7
	  Statements of cash flows 				F-8
	  Notes to financial statements				F-9



The amounts are stated in U.S. dollars ($) in thousands.



























					     Kesselman & Kesselman
					     Certified Public Accountants (Isr.)
					     Trade Tower, 25 Hamered Street
					     Tel Aviv 68125 Israel
					     P.O Box 452 Tel Aviv 61003 Israe
					     Telephone +972-3-7954555
					     Facsimile +972-3-7954556


			REPORT OF INDEPENDENT AUDITORS


To the shareholders of
MIND C.T.I. LTD.


We have audited the consolidated balance sheets of MIND C.T.I. Ltd. (the "Company") and its subsidiaries as of December 31, 2002 and 2001 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States of America, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



Tel-Aviv, Israel			     Kesselman & Kesselman
February 12, 2003			     Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.




                                      -F-2-
			      CONSOLIDATED BALANCE SHEETS

							December 31,

							2002		2001
						       ________	       ________
						  (In thousands of U.S. dollars)
A  s  s  e  t  s
----------------
CURRENT ASSETS (note 8):
  Cash and cash equivalents (note 9a)			$11,312		$39,723
	Accounts receivable (note 9b):
	Trade						  2,026  	  2,914
	Other						    658		    948
	Inventories					     14		     26
  =============================================================================
	  T o t a l  current assets			 14,010		 43,611
LONG-TERM BANK DEPOSITS (note 9c)			 31,631
PROPERTY AND EQUIPMENT, net of accumulated
------------------------------------------
  depreciation and amortization (note 2)		  1,363		  1,990
  OTHER ASSETS, net of accumulated amortization (note 3)    963		  1,133
  =============================================================================
	  T o t a l  assets				$47,967		$46,734

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 8) -
------------------------------------
  accounts payable and accruals:
	Trade						   $167		   $485
	Other (note 9d)					  2,509		  1,486
  =============================================================================
	  T o t a l  current liabilities		  2,676		  1,971
EMPLOYEE RIGHTS UPON RETIREMENT (note 4)		    809		    772
----------------------------------------
COMMITMENTS (note 5)
	  T o t a l  liabilities			  3,485		  2,743

SHAREHOLDERS' EQUITY (note 6):
------------------------------
  Share capital - ordinary shares of
  NIS 0.01 par value (authorized - 88,000,000
  shares; issued and outstanding:
  December 31, 2002 - 20,686,220 shares;
	December 31, 2001 - 20,654,220 shares)		     52		     52
	Additional paid-in capital			 61,090		 61,078
	Deferred stock compensation					   (145)
	Accumulated deficit				(16,660)	(16,994)
  =============================================================================
	  T o t a l  shareholders' equity		 44,482		 43,991
	  T o t a l  liabilities and shareholders'
	    equity					$47,967		$46,734


                                      -F-3-
	/s/ Monica Eisinger	) Chairperson of the Board of Directors,
	___________________
	Monica Eisinger		) President and Chief Executive Officer




	/s/ Amnon Neubach	)
	___________________
	Amnon Neubach		) Director





The accompanying notes are an integral part of the financial statements.






































				      -F-4-
			CONSOLIDATED STATEMENTS OF OPERATIONS

					    Years ended December 31,
					   2002		   2001		   2000
					  ______          ______          ______
					(In thousands of U.S. dollars,
					except per share data)
REVENUES (note 10a):
  Sales of licenses			 $6,535		 $7,108		$12,476
  Services 				  3,473		  3,361		  3,137
					========	========       =========
					 10,008		 10,469		 15,613
COST OF REVENUES			  2,479		  2,242		  2,203
					________	________       _________
GROSS PROFIT				  7,529		  8,227		 13,410
RESEARCH AND DEVELOPMENT EXPENSES
  (note 10b)				  3,723		  4,423		  3,795
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES:
  Selling				  4,154		  6,767		  4,774
  General and administrative (note 10c)   1,279		  3,097		  1,931
					________	________       _________
OPERATING INCOME (LOSS)			 (1,627)	 (6,060)	  2,910
FINANCIAL AND OTHER INCOME - net
  (note 10d)				  2,078		  1,588		  1,083
					________	________       _________
INCOME (LOSS) BEFORE TAXES ON INCOME	    451		 (4,472)	  3,993
TAXES ON INCOME (note 7)		    117		      7		    245
INCOME (LOSS) BEFORE MINORITY INTEREST	    334		 (4,479)	  3,748
MINORITY INTEREST IN LOSSES OF A SUBSIDIARY		     89
					________	________       _________
NET INCOME (LOSS)			    334          (4,390)	  3,748
ACCRETION OF MANDATORILY REDEEMABLE
  CONVERTIBLE A PREFERRED SHARES TO
  MANDATORY REDEMPTION VALUE (note 6b)					 (8,894)
AMORTIZATION OF BENEFICIAL CONVERSION
  FEATURE OF MANDATORILY REDEEMABLE
  CONVERTIBLE PREFERRED SHARES (note 6b)				 (7,223)
					________	________       _________
NET INCOME (LOSS) APPLICABLE TO
  	ORDINARY SHARES			   $334		$(4,390)       $(12,369)
	---------------
					________	________       _________
EARNINGS (LOSS) PER ORDINARY SHARE
  (note 10e) - basic and diluted	  $0.02		 $(0.21)	 $(0.73)
					________	________       _________
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  USED IN COMPUTATION OF EARNINGS (LOSS)
  PER ORDINARY SHARE - IN THOUSANDS (note 10e):
	Basic				 20,677		 20,654		 16,897
					________	________       _________
	Diluted				 20,761		 20,654		 16,897
					________	________       _________
The accompanying notes are an integral part of the financial statements.
                                      -F-5-
	    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


								Retained
		Share capital	 Additional	Deferred	earnings
		Number		 paid-in	stock		(accumulated
		of shares|Amount|capital	compensation	deficit)   Total
		--------- ------ ----------	------------	--------  ------
		(In thousands)	(In thousands of U.S. dollars)
BALANCE AT
 JANUARY 1, 2000  $14,892    $36    $3,680	$(274)		$1,778	 $5,220
CHANGES DURING 2000:
_______________________________________________________________________________
 Net income							 3,748	  3,748
_______________________________________________________________________________
  Dividend 							(2,013)	 (2,013)
_______________________________________________________________________________
  Deemed purchase and cancellation on March 30, 2000 of ordinary shares which were exchanged for mandatorily redeemable B preferred shares
   (note 6b) 	     (556)     *    (3,000)				 (3,000)
_______________________________________________________________________________
  Accretion of mandatorily redeemable
   convertible A preferred shares to mandatory redemption value (note 6b)
								(8,894)  (8,894)
_______________________________________________________________________________
  Amortization of beneficial conversion feature of redeemable convertible
   preferred shares		     7,223       (7,223)		    -,-
_______________________________________________________________________________
 Employee stock options exercised and
  paid			2      *	 1				      1
_______________________________________________________________________________
 Conversion of mandatorily redeemable
  A and B preferred shares into ordinary
  shares (note 6b)  2,778      7    22,993				 23,000
_______________________________________________________________________________
 Issuance of share capital under an initial public offering, net of underwriters' discount and issuance costs of $ 4,561,000
  (note 6a(4))      3,450      8    29,930				 29,938
_______________________________________________________________________________
 Deferred compensation related to employee stock option grants - net
				       406         (406)		    -,-
_______________________________________________________________________________
 Amortization of deferred compensation related to employee stock option grants
						    227			    227
===============================================================================

BALANCE AT DECEMBER 31, 2000
		   20,566     51    61,233	   (453)	(16,204) 48,227
CHANGES DURING 2001:
_______________________________________________________________________________
 Net loss							 (4,390) (4,390)
 Employee stock options exercised and paid
		       88      1	32				     33
_______________________________________________________________________________
                                      -F-5-
 Decrease in deferred compensation related to employee stock option grants as a result of forfeiting of options
				      (187)	    187			    -,-
_______________________________________________________________________________
 Amortization of deferred compensation related to employee stock option grants
						    121			    121
===============================================================================

BALANCE AT DECEMBER 31, 2001
		   20,654     52    61,078	   (145)	(16,994) 43,991
CHANGES DURING 2002:
_______________________________________________________________________________
 Net income							    334     334
_______________________________________________________________________________
 Employee stock options exercised and paid
		       32      *	19				     19
_______________________________________________________________________________
 Decrease in deferred compensation related to employee stock option grants as a result of forfeiting of options
					(7)	     7			    -,-
_______________________________________________________________________________
 Amortization of deferred compensation related to employee stock option grants
						   138	 		    138
===============================================================================

BALANCE AT DECEMBER 31, 2002
		  $20,686    $52   $61,090	  $ -	      $(16,660) $44,482
===============================================================================

			* Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.






















				      -F-6-
						Years ended December 31,
					2002		2001		2000
					(In thousands of U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)			$334	    $(4,390)	      $3,748
  Adjustments to reconcile net income
   or loss to net cash provided by or
   used in operating activities:
   Minority interest in losses of a
    subsidiary 						(89)

   Depreciation and amortization	 944		805		 379
   Deferred income taxes - net 		  16		 (4)		(485)
   Compensation expense resulting
   from options granted to employees	 138		121		 227
   Accrued severance pay - net		 		 83		 229
   Capital loss (gain) on sale of
    property and equipment - net	  14		 (2)		   3
   Write-off of an investment in a company		 93
   Loss (gain) from trading securities			  2		 (13)
   Interest accrued on long-term bank
    deposits			      (1,631)				  (3)
   Changes in operating asset and liability items:
    Proceeds from sale of trading securities		101		  36
    Decrease (increase) in accounts receivable:
	Trade				 888	      2,675	      (3,012)
	Other				 281		514	      (1,203)
    Increase (decrease) in accounts payable and accruals:
	Trade				(318)	       (470)		 754
	Other			       1,023	     (1,415)	       1,744
    Decrease (increase) in inventories	  12		 (6)		  17
_____________________________________________________________________________
Net cash provided by (used in)
 operating activities		       1,701	     (1,982)	       2,421
_____________________________________________________________________________
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment	(180)	       (831)	      (1,355)
  Purchase of intangible assets, see note 3	     (1,000)
  Investment in long-term bank
   deposits, see note 9c 	     (30,000)
  Withdrawal of short-term bank deposits				 631
  Investment in a company 						 (93)
  Proceeds from sale of property
   and equipment			  49		130		   2
_____________________________________________________________________________
Net cash used in investing
 activities			     (30,131)	     (1,701)		(815)







                                      -F-7-
_____________________________________________________________________________
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of share capital 	      				      29,938
  Issuance of mandatorily redeemable
   convertible A preferred shares  				      11,106
  Employee stock options exercised
   and paid				  19		 33		   1
  Issuance of shares to minority
   shareholders in a subsidiary						  89
  Dividends paid						      (2,013)
_____________________________________________________________________________
Net cash provided by financing
 activities				  19		 33	      39,121
_____________________________________________________________________________
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS		     (28,411)	     (3,650)	      40,727
BALANCE OF CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR		      39,723	     43,373	       2,646
_____________________________________________________________________________
BALANCE OF CASH AND CASH EQUIVALENTS
 AT END OF YEAR			     $11,312	    $39,723	     $43,373
_____________________________________________________________________________
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW AND NON-CASH ACTIVITIES:
	Cash paid during the year
	for income tax			 $60 	       $125		$894
_____________________________________________________________________________
	Accretion of mandatorily
	redeemable convertible A
	preferred shares to mandatory
	redemption value					      $8,894
_____________________________________________________________________________
	Amortization of beneficial
	conversion feature of
	mandatorily redeemable
	convertible preferred shares				      $7,223
_____________________________________________________________________________
	Conversion of mandatorily
	redeemable convertible preferred
	shares into ordinary shares				     $23,000
_____________________________________________________________________________







     The accompanying notes are an integral part of the financial statements.





                                      -F-8-
		NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES;

a.	General:

1)	Nature of operations

	MIND C.T.I. Ltd. (the "Company") is an Israeli company, which together with its subsidiaries, develops, manufactures and markets billing and customer care software products for wireless, wire-line and
	next-generation carriers that provide voice, data and   internet
	protocol ("IP") services. The Company also provides a call management system used by enterprises for call accounting, traffic analysis and fraud detection.

	As to the acquisition of the VeraBill product-line in March 2001, see
	note 3.

	In the years ended December 31, 2002 and 2001, 21% and 29%, respectively, of total revenues were derived from two major customers, see note 10a.

	The Company has wholly-owned subsidiaries in the United States, the Netherlands and Romania and an 80%-owned subsidiary in Japan. In the year ended December 31, 2002 the operations of the Dutch and Japanese subsidiaries, which operated as marketing companies, were ceased.

2)	Accounting principles

	The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America.

3)	Use of estimates in preparation of financial statements

	The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

4)	Functional currency

	The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"). Most of the Company's revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, most marketing costs are incurred outside Israel, primarily in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.


                                      -F-9-
	Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates; and
	(ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the
	Company and its subsidiaries.

2) 	Intercompany balances and transactions have been eliminated in
	consolidation. Profits from intercompany sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Cash equivalents

	The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Inventories

	Inventories are valued at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

e.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method, on basis of
	their estimated useful life.

	Annual rates of depreciation are as follows:


							%
	Computers and electronic equipment		15-33
							(mainly 33)
	Office furniture and equipment			6-7
	Vehicles					15


	                                      -F-9-
	Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

f.	Intangible assets

	Intangible assets represent the cost of acquisition of a product line and are stated at cost and amortized by the straight-line method over a period of five years (see note 3).




NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Impairment of long-lived assets

	In 2002, the Company adopted Statement of Financial Accounting Standards ("FASB") No. 144 of the Financial Accounting Standards Board of the United States ("FASB"), "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS 144 requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

	The adoption of FAS 144 did not have any material impact on the financial position and results of operations of the Company.


h.	Deferred income taxes:

  1)	  Deferred taxes are determined utilizing the asset and liability method
	  based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not that such assets will not be realized.

  2)	  The Company may incur additional tax liability in the event of
	  intercompany dividend distribution by non-Israeli subsidiaries. Such additional tax liability has not been provided for in these financial statements, as the Company does not expect these companies to distribute dividends in the foreseeable future.

  3)	  Taxes which would apply in the event of disposal of investments in
	  non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, and not to realize them.
                                      -F-10-
  4)	  The Company intends permanently to reinvest the amounts of tax-exempt
	  income of approved enterprises and does not intend to cause dividend distribution from such income (see also note 7a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

i.	Revenue recognition

	The Company applies the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts ("SOP 97-2"), "Software Revenue Recognition", as follows:

  1)	  Sales of licenses
	  Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is probable.



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	  Customization of the product, if any, is performed before delivery occurs. If collectibility is not considered probable, revenue is recognized when the fee is collected.

	  In cases where the Company installs the product, the revenue recognition is deferred until the installation is completed.

	  The Company does not grant a right of return on products sold to customers, distributors and resellers.

	  The Company renders maintenance and support services to its customers, mainly for a period of one year from delivery or installation. When revenue on sale of the products is recognized, the Company defers a portion of the sales price (which is presented in the balance sheet as deferred revenues among "accounts payable and accruals - other") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in following transactions in which the Company renders solely maintenance and support services.

  2)	  Services

	  The services the Company provides consist of maintenance, support and project management.

	  Project management consists of advice to the Company's customers regarding the development of billing and customer care software over their IP networks.

	  Service revenues are priced on a fixed price basis and are recognized ratably over the service period or as services are performed. See also
	  (1) above.
                                      -F-11-

j.	Research and development expenses

	Pursuant to FAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

k.	Allowance for doubtful accounts

	The allowance is determined for specific debts doubtful of collection.

l.	Stock based compensation

	Stock options granted to employees are accounted for under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	Accordingly, the difference, if any, between the quoted market price of the Ordinary Shares on the date of grant of the options and the exercise price of such options is charged on the date of grant to shareholders' equity under "deferred stock compensation", and thereafter amortized by the straight line basis, against income, over the vesting period.

	The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation", to its stock-based employee compensation:
















                                      -F-12-
						Years ended December 31,
						2002	  2001	    2000
					  (In thousands of U.S. dollars,
					      except for per share data)
Net income (loss), applicable to ordinary
 shares, as reported				$334   $(4,390) $(12,369)
Add - stock-based employee compensation
 expense, included in reported net income
 (loss), net of related tax effect		 138	   121	     227
Deduct - stock-based employee compensation
 expense determined under fair value method,
 net of related tax effect		      (1,906)	(1,153)	  (1,000)
					      _______	_______	  _______
Pro forma net loss applicable to ordinary
 shares					     $(1,434)	$(5,422)$(13,142)
					      _______	_______	  _______
Earnings (loss) per share:
	Basic and diluted - as reported	       $0.02	 $(0.21)  $(0.73)
Basic and diluted - pro forma		      $(0.07)	 $(0.26)  $(0.78)

m.	Advertising expenses

	These expenses are charged to income as incurred. Advertising expenses totaled $ 55,000,
	$ 159,000 and $ 533,000 in the years ended December 31, 2002, 2001 and 2000, respectively.

n.	Comprehensive income

	The Company has no comprehensive income components other than net income or loss.



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Earnings (loss) per share ("EPS")

	Basic EPS are computed based on the net income (loss) applicable to ordinary shares divided by the weighted average number of ordinary shares outstanding during each year. In computing diluted EPS, account was taken of the dilutive effect of the outstanding stock options, using the treasury stock method.

	Diluted EPS for the years ended December 31, 2001 and 2000 does not include 2,019,320 and 738,220 options, respectively, because of their anti-dilutive effect, since the Company had net loss applicable to ordinary shares.

p.	Recently issued accounting pronouncements:

  1)	  FAS 145


	                                        -F-13-
	  In April 2002, the FASB issued FAS No. 145, "Revision of FASB statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections". Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of APB
	  No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

	  The Company does not expect the adoption of FAS 145 to have a material effect on its consolidated financial statements.

  2)	  FAS 146

	  In June 2002, the FASB issued FAS No. 146, 'Accounting for Costs Associated with Exit or Disposal Activities". FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was to be recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

	  The Company does not expect the adoption of FAS 146 to have a material effect on its consolidated financial statements.



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

  3)	  FAS 148

	  In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee
                                      -F-14-
	  compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002..

	  The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS 148 in these consolidated financial statements.

  4)	  FIN 45

	  In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in these financial statements; however, the initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

	  The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

  5)	  FIN 46

	  In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". Under FIN 46 entities are separated into two categories: (i) those for which voting interests are used to determine consolidation (this is the most common situation); and (ii) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities ("VIE") and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

	  FIN 46 is effective as follows: for variable interests in VIEs created after January 31, 2003, FIN 46 shall apply immediately, for variable interests in VIEs created before that date, FIN 46 shall apply - in the case of publicly traded entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

	  The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):
                                      -F-15-
  6)	  FAS 149

	  In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133, "Accounting for Derivative Instruments and Hedging Activities". FAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003.

	  The Company is currently analyzing the impact of FAS 149 on its consolidated financial statements but does not believe that on adoption, it will have a material impact on its results of operations or financial position.

  7)	  FAS 150

	  In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective on the first interim period beginning after June 15, 2003.

	  The Company is currently analyzing the impact of FAS 150 on its consolidated financial statements but does not believe that on adoption, it will have a material impact on its results of operations or financial position.


















                                      -F-16-
NOTE 2 - PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classification, is as follows:


							December 31
							2002		2001
						(In thousands of U.S. dollars)
	Computers and electronic equipment	      $1,978	      $1,887
	Office furniture and equipment			 495		 446
	Vehicles					 903	       1,011
	Leasehold improvements				  19		  19
						      ======	      ======
						       3,395	       3,363
	Less - accumulated depreciation
	 and amortization			       2,032	       1,373
						      ======	      ======
						      $3,395	      $3,363
						      ======	      ======

b.	Depreciation and amortization expenses totaled $ 744,000, $ 655,000 and
	$ 379,000 in the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 3 - OTHER ASSETS:

a.	Composed as follows:

							December 31
							2002		2001
						(In thousands of U.S. dollars)
Amounts funded with severance pay funds and by
  insurance policies in respect of liability for
  employee Rights upon retirement, see note 4		$313		$276
Deferred income taxes, see note 7e					   7
Intangible assets, net of accumulated amortization,
  see b. below						 650		 850
							====		====
							$963	      $1,133


b. 	In March 2001, the Company acquired from Veramark Technologies Inc., all
	of the rights for the VeraBill product line, for one million dollars in cash. VeraBill is a mediating, provisioning and billing solution for wireline and wireless mid-size carriers. The acquisition provides the Company with complementary technology for mediation and provisioning for traditional wireline and wireless switches and an existing customer base.

	The acquisition was accounted for under the purchase method and the purchase price was allocated to technology and customer base. In view of the inter-related nature of the acquired assets and their similar useful life, the Company amortizes these assets over the same period of five years.
                                      -F-17-
	As of December 31, 2002 and 2001, the accumulated amortization amounted to $ 350,000 and $ 150,000, respectively.


NOTE 4 - EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli law generally requires payment of severance pay upon dismissal
	of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

	The severance pay liabilities covered by the pension funds are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

	The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

							December 31
							2002		2001
						(In thousands of U.S. dollars)
Accrued severance pay					$809		$772
L e s s - amounts funded (presented in "other assets")  (313)		(276)
							====		====
Unfunded balance					$496		$496

	The amounts of accrued severance pay as above cover the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

	The Company may only make withdrawals from the funds for the purpose of paying severance pay.

b.	The severance pay expenses were $ 225,000, $ 448,000 and  $ 491,000 in
	the years ended December 31, 2002, 2001 and 2000, respectively.

c.	The earnings on the amounts funded were $ 12,000 $ 14,000 and $ 22,000
	in the years ended December 31, 2002, 2001 and 2000, respectively.



NOTE 5 - COMMITMENTS:

a.	Lease commitments


                                      -F-18-
	The premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire on various dates between 2003 and 2006.

	The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "Israeli CPI").

	The Company entered into operating lease agreements for use of motor vehicles.

	Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2002, are as follows:


	Years ending December 31:		(In thousands of U.S. dollars)
	2003					$ 773
	2004					  419
	2005					  176
	2006					   29
					      _________
					      $ 1,397

	Rental expense totaled $ 614,000, $ 662,000 and $ 446,000 in the years ended December 31, 2002, 2001 and 2000, respectively.

b.	Royalty commitment

	The Company was committed to pay royalties to the Israeli Government on proceeds from sales of products in the research and development of which
	 the Government participated by way of grants. Under the terms of Company's funding from the Israeli Government, royalties of 4% were payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company. The Company paid the entire amount of royalties in respect of such participations.

	In the event that any of the manufacturing rights or technology are transferred out of Israel, subject to the approval of the Israeli Government, the Company would be required to pay the Israeli Government an amount in the range of 120% to 300% of the grants received.




NOTE 6 - SHAREHOLDERS' EQUITY (continued):

a.	Share capital:

  1)	  The Company's ordinary shares are traded in the United States on the
	  Nasdaq National Market, under the symbol MNDO and as from July 2002 also on the Tel-Aviv Stock Exchange under the symbol MNDO.


                                        -F-18-
  2)	  On April 30, 2000, the shareholders of the Company resolved to
	  increase the authorized share capital to 88,000,000 shares of NIS 0.01 par value (85,222,220 ordinary shares, 2,222,220 mandatorily redeemable convertible A preferred shares and 555,560 mandatorily redeemable convertible B preferred shares).

	  As a result of the conversion of the mandatorily redeemable convertible shares to ordinary shares on August 2000, the Company's authorized share capital is composed of 88,000,000 ordinary shares.

	  On April 30, 2000, the Board of Directors of the Company resolved to allot a stock dividend (bonus shares) at the rate of 19 ordinary shares for each ordinary share. All per ordinary share amounts and ordinary shares outstanding in these financial statements have been adjusted to give retroactive effect to the stock dividend.

  3)	  Initial public offering

	  On August 8, 2000, 3,000,000 ordinary shares of NIS 0.01 par value were offered by the Company in an initial public offering ("IPO") at a price of $ 10 per share (before underwriting discount and offering costs). An additional 450,000 ordinary shares of NIS 0.01 par value were purchased by the underwriters in September 2000, pursuant to an over allotment option which was fully exercised at the same price per share. The proceeds to the Company, $ 29.9 million, are net of 7% underwriting discount and offering costs of $ 2.1 million.

	  Upon the closing of the IPO, all the mandatorily redeemable convertible A and B preferred shares were automatically converted into ordinary shares of NIS 0.01 par value (see b. below).



NOTE 6 - SHAREHOLDERS' EQUITY (continued):

b.	Mandatorily redeemable convertible A and B shares:

  1)	  On March 30, 2000, the Company issued mandatorily redeemable
	  convertible preferred shares, composed as follows:



								Original
						Issued and	gross
						outstanding	proceeds
						(Number of 	(U.S. dollars in
						 shares) 	 thousands)
A preferred shares of NIS 0.01 par value	111,111		$ 12,000
B preferred shares of NIS 0.01 par value	 27,778		$  3,000
						=======		========
						138,889		$ 15,000



                                      -F-19-
	  The A preferred shares were issued under an investment agreement among new investors, the Company and principal shareholders, dated March 30, 2000, for consideration of $12 million.

	  Issuance costs of $ 894,000 were charged against the recorded amount of the A preferred shares before any accretion.

	  The B preferred shares were issued on March 30, 2000 in exchange for ordinary shares held by one of the Company's principal shareholders. Concurrent with the exchange, this principal shareholder sold the B preferred shares to an investor group which was the same as the investors in the A preferred shares. The Company received no cash as a result of this sale.

  2)	  The A and B preferred shares conferred upon their holders the same
	  rights as the ordinary shares (see a(3) above), as well as conversion rights, redemption rights and a preference in liquidation as stipulated in the Articles of Association of the Company and a mechanism of anti-dilution in the event of issuance of shares at a price per share lower than the price paid by the holders of the prefer red shares.

	  The A and B preferred shares were convertible into ordinary shares, at the holder's option, at any time after 12 months from the date of issuance. The A and B preferred shares were to be automatically converted into ordinary shares upon the occurrence of a liquidity event, including an IPO (see also below). In this case, the conversion ratio of the B preferred shares was to be one to twenty and the number of ordinary shares into which the B preferred shares were to be converted was 555,560 ordinary shares. The conversion ratio of the A preferred shares was to be between one to sixteen and one to twenty, depending on the IPO price per ordinary share.



NOTE 6 - SHAREHOLDERS' EQUITY (continued):

	  Under the Articles of Association of the Company, in the event of a liquidity event as defined, the holders of the A and B preferred shares were to receive an amount in cash, before the holders of the ordinary shares receive any distribution, equal to the greater of (a) the sum of $108 per preferred share plus an amount equivalent to a dividend of 4.5% compounded annually since March 30, 2000, or (b) an amount such preferred holder would have received had the preferred shares been converted into ordinary shares immediately prior to the liquidity event. These rights expired upon the conversion of the A and B preferred shares into ordinary shares, which automatically occurred upon the IPO, see a(5) above.

  3)	  In connection with the issuance of the A and B preferred shares, an
	  amount of $ 7,223,000, representing the beneficial conversion feature, was amortized against retained earnings (accumulated deficit) over a period commencing upon issuance (March 30, 2000) and ending on the date of the IPO. The amount of $ 7,223,000 was calculated as the
                                      -F-20-
	  difference between the per share conversion price and the deemed fair value of an ordinary share at the issuance date multiplied by the applicable number of equivalent ordinary shares.

  4)	  The Company, its existing shareholders at March 30, 2000 and the
	  investors in the A and B preferred shares entered into a redemption agreement on March 30, 2000, concurrently with the purchase of the A and B preferred shares. The redemption agreement provided that, if a liquidity event would not occur by March 30, 2005, the holders of the A and B preferred shares would be entitled to cause a sale of the Company or redemption of the A and B preferred shares at an amount equal to the higher of (a) fair market value of the preferred shares (as determined by appraisal, if requested), or (b) the amount as determined in the case of a liquidity event as described above. However, any amount paid in redemption of the B preferred shares would have been payable only to the extent of profits of the Company earned since the date of issuance (March 30, 2000). As a result of the IPO, these rights have expired.

	  Accordingly, the A preferred shares were classified outside of permanent shareholders' equity prior to their conversion into ordinary shares at their expected mandatory redemption value of $ 20 million. In addition, as a result of the forgoing, an amount of $ 8,894,000 accrued in 2000, was charged to accumulated deficit. This amount reflects the difference between the redemption value of the A preferred shares and the net proceeds received by the Company for the issuance of those shares. The B preferred shares were also classified outside of permanent shareholders' equity at their estimated fair value of $ 3,000,000 at March 30, 2000, with a similar amount recorded as a reduction of additional paid-in capital representing the deemed purchase and cancellation of the ordinary shares which were exchanged for the B preferred shares. The carrying amount of the B preferred shares would have been increased by a charge to retained earnings (accumulated deficit) in the future, to the extent that the Company had net income, up to the redemption amounts as determined in the preceding paragraph.



NOTE 6 - SHAREHOLDERS' EQUITY (continued):

c.	Stock option plans:

  1)	  In December 1995, an employee was granted an option to purchase 50,000
	  ordinary shares of NIS 0.01 par value for $ 7,500 ($ 0.15 per share). This option was exercised in the year ended December 31, 2001.

  2)	  In December 1998, the Board of Directors approved an employee stock
	  option plan, which was amended in 2000 (the "1998 Plan"). Under the 1998 Plan (as amended in 2000), options for up to 3,308,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

	  Immediately upon issuance, the ordinary shares issuable upon the
                                      -F-21-
	  exercise of the options will confer on holders the same rights as the other ordinary shares.

	  The Board of Directors determines the exercise price and the vesting period of the options granted.

	  The options vest over three to five years.

	  Generally, options not exercised will expire approximately 7 years after they are granted.

	  The 1998 Plan, in respect of Israeli employees, is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit upon sale of shares allotted under the plan at a price exceeding the exercise price, when the related capital gains tax is payable by the employee. The Company has not recorded a tax benefit because it anticipates that the tax benefit will be nominal, as most of its income during the period the options may be exercised will be tax exempt (see Note 7a).



NOTE 6 - SHAREHOLDERS' EQUITY (continued):

	  The following is a summary of the status of the 1998 Plan as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates:


				Years ended December 31,
				2002		2001		2000
					Weighted	Weighted	Weighted
					average		average		average
					exercise	exercise	exercise
			        Number	price 	 Number	price	Number	price
Options outstanding at
 beginning of year  	     2,019,320  $3.45   738,220	$4.36  413,220  $1.16
Changes during year:
	Granted(a)(b)		22,000   1.23 2,206,300  3.28  518,000   6.68
	Exercised	       (32,000)  0.57   (38,000) 0.64   (2,000)  0.57
	Forfeited	      (332,600)  4.64  (887,200) 3.89 (191,000)  3.77
			    ___________	_____ __________ ____ _________ _____
Options outstanding at
 end of year		     1,676,720  $3.24 2,019,320 $3.45  738,220  $4.36
			    ___________	_____ __________ ____ _________ _____
Options exercisable at
 end of year		       575,475  $3.01   297,820 $1.50  237,000  $1.58
			    ___________	_____ __________ ____ _________ _____
Weighted average fair
 value of options
 granted during the Year(c)      $0.46  	  $3.28		 $4.20
			    ___________	_____ __________ ____ _________ _____
                                      -F-22-
(a) Including options
 granted to:
	The Company's
	 Chairperson of
	 the Board of
	 Directors,
	 President and
	 Chief Executive
	 Officer				 80,000 $1.65
			    ___________	_____ __________ ____ _________ _____
	Another director			 		30,000	$5.00


NOTE 6 - SHAREHOLDERS' EQUITY (continued):

(b)	Composed as follows:

(1*) - Weighted average exercise price
(2*) - Weighted average fair value
				Years ended December 31,
		    		2002		2001		2000
		    Number (1*)  (2*)  Number    (1*)  (2*)  Number  (1*)  (2*)
		    ______ ____  _____ _________ _____ _____ _______ _____ _____
Options granted during
 the year at the
 following exercise
 prices:
 Below market value					  (e)316,200 $4.93 $7.94
		    ______ ____  _____ _________ _____ _____ _______ _____ _____
 At market value    22,000 $1.23 $0.46 2,206,300 $3.28 $3.28 201,800 $8.74 $8.74

(c)	The fair value of each option grant is estimated on the date of grant
	using the Black-Scholes option-pricing model with the following assumptions:

					Years ended December 31,
					2002	2001	2000
Dividend yield				0%	0%	0%
Expected volatility			29%	121%	53%
Risk-free interest rate			3%	5%	5%
Expected average lives - in years	2	2	2

(d)	Approved by the Company's shareholders on June 27, 2002.

(e)	As of December 31, 2002, there are no more options outstanding which
	were issued below market value.

  3)	  The following table summarizes information about options outstanding
	  and exercisable at December 31, 2002:





				      -F-23-
	Options outstanding				Options exercisable
_____________________________________________  _________________________________
			Weighted			    Weighted
	  Number	average	     Weighted  Number	    average	Weighted
Range of  outstanding	remaining    average   exercisable  remaining	average
exercise  at   		contractual  exercise  at	    contractual exercise
price	  December 31,	life	     price     December 31, life	prices
	  2002				       2002
________  ___________  ____________  ________  ____________ ___________ ________
	  		Years				     Years

$0.57	      155,220		3	$0.57	    155,220	    3	   $0.57
$1.23-1.65    639,000		3	$1.58	    219,000	    3	   $1.49
$2.32	      294,200		3	$2.32
$5-5.875      470,100		3	$5.70	    155,775	    3	   $5.53
$10.00	      118,200		3	$10.00	     45,480	    3	  $10.00
	     ________				   ________
	    1,676,720		3	$3.37	    575,475	    3	   $3.01

  4)	  In the year ended December 31, 2000, the Company recorded $ 406,000
	  of deferred stock compensation for the excess of the deemed fair value of the ordinary shares over the exercise price at the date of grant of options to employees. In the years ended December 31, 2002 and 2001 no deferred compensation was recorded.

	  In the years ended December 31, 2002 and 2001 due to the forfeiting of certain options, the Company wrote-off $ 7,000 and $ 187,000, respectively, of deferred stock compensation, which was recorded in previous years.

d.	Dividends

	In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. As of December 31, 2002, the Company has accumulated deficit. See also note 7a.


NOTE 7 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments,
	1959

	Substantially all of the Company's production facilities have been granted "approved enterprise" status under the above law. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise, since the Company has elected the "alternative benefits" scheme (involving waiver of investment grants).

	The Company has currently two approved enterprises.  The period of tax
                                      -F-24-
	benefits of the first approved enterprise, which commenced operations in 1995, will expire in 2004. The period of benefits of the second approved enterprise has not yet commenced.

	In the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

	Through March 31, 2000, the Company distributed as dividends the entire retained earnings derived from tax exempt income. Therefore, the Company recorded deferred and current taxes at the rate of 25% in respect of the amounts distributed. Most of such dividends were declared in March 2000. From April 1, 2000, the Company does not intend to distribute dividends to its shareholders in the foreseeable future.

	The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.



NOTE 7 - TAXES ON INCOME (continued):

b.	Measurement of results for tax purposes under the Income Tax
	(Inflationary Adjustments) Law, 1985  (the "Inflationary Adjustments
	Law")

	Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law. As explained in note 1a(4), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes),
	1969

	The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents and certain other intangible property rights.

d.	Other applicable tax rates:

  1)	  Income from other sources in Israel
	  Income not eligible for approved enterprise benefits is taxed at the
                                      -F-25-
	  regular corporate tax rate of 36%.
2)	  Income of non-Israeli subsidiaries
	  Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

e.	Deferred income taxes:

						December 31
						2002		2001
					(In thousands of U.S. dollars)
1) Provided in respect of the following:
Accrued severance pay				$2		$2
Research and development expenses		12		14
Amortization in respect of VeraBill
  product line					90		90
Carryforward tax losses				26		19
					      _______	      _______
					       130	       125
L e s s - valuation allowance		      (130)	      (109)
					      _______	      _______
						$ -	       $16
					      _______	      _______
2) The deferred taxes are presented in the
   balance sheets as follows:
Among current assets 				-		$9
As non-current assets 				-		 7
					     ________	      _______
						$  -	       $16


f.	Taxes on income included in the income statements:

1)	As follows:


						Years ended December 31,

					2002		2001		2000
					(In thousands of U.S. dollars)
Current:
	Israeli*			$-		$-  		$691
	Non-Israeli			101		11		  39
				      _______	      _______	      _______
					101		11		 730
	Deferred, see e. above		 16		(4)		(485)
				      _______	      _______	      _______
				       $117		$7		$245


*  See a. above.




                                      -F-26-
NOTE 7 - TAXES ON INCOME (continued):

  2)	  Following is a reconciliation of the theoretical tax expense, assuming
	  all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:



					Years ended December 31,
					2002	    2001	    2000
					(In thousands of U.S. dollars)
Income (loss) before taxes on income,
as reported in the statements of
  income*		                $451  100%  $(4,472)  100%  $3,993  100%
					____  ____  ________  ____ _______ _____
Theoretical tax expense (tax saving)	 162   36%   (1,610)   36%  $1,438   36%
L e s s - tax benefits arising from
  approved enterprise status, see a.
  above					(158) (35)    1,565   (35)  (1,397) (35)
					____  ____  ________  ____ _______ _____
					   4	1	(45)	1	41    1
Increase (decrease) in taxes resulting
  from permanent differences:
 Income taxed at special rates					       157    4
Non-Israeli tax withholding which can
  not be offset against	Israeli income
  tax					 101	22
Disallowable deductions					  8	-	10    -
Differences between the basis of
  measurement of income reported for
  tax purposes, and the basis of
  measurement of income for financial
  reporting purposes - net, see b. above		 38    (1)	 1    -
Increase in taxes in respect of tax
  losses incurred in the reported year
  for which deferred taxes were not
  created				  21	 5	 19	-
Other					  (9)   (2)	(13)    -	36    1
					____  ____  ________  ____ _______ _____
Taxes on income 		        $117    26%     $7      -%    $245    6%
					____  ____  ________  ____ _______ _____
* As follows:
	Taxable in Israel		$441	    $(4,482)	    $3,985
	Taxable outside Israel 		  10 		 10		 8
					____  ____  ________  ____ _______ _____
					$451	    $(4,472)	    $3,993
					____  ____  ________  ____ _______ _____


NOTE 7 - TAXES ON INCOME (continued):


g.	Tax assessments

                                      -F-26-
	The Company has received final assessments from the tax authorities, following their audit, through the year ended December 31, 1998. The subsidiaries have not been assessed since incorporation. Any resulting taxes are recorded in the period the assessments are received.



NOTE 8 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

							December 31, 2002



								    Other
					    Israeli currency	    non-dollar
					  Linked*     Unlinked      currencies**
	  					(In thousands of U.S. dollars)
Current assets:
	Cash and cash equivalents		$ -	$328		$1,386
	Accounts receivable:
		Trade					 640		   946
		Other					 567		    91
					___________   _________       __________
					      $567    $1,059		$2,332
					___________   _________       __________
Current liabilities -
	accounts payable and accruals:
		Trade					$147		   $20
		Other				       2,265		   114
					___________   _________       __________
						      $2,412		  $134


				*  To the Israeli CPI.
				** Mainly Euro


NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

	The balance as of December 31, 2002 and 2001 includes $ 9.3 million and $ 38.0 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and, as of December 31, 2002, bear weighted average annual interest of 1.45% .

b.	Accounts receivable:







				      -F-27-
							     December 31,
							2002		2001
						  (In thousands of U.S. dollars)
1)	Trade:
	Open accounts					$2,426		$3,614
	Less - allowance for doubtful accounts,
	  see also note 10c				  (400)		  (700)
							________       ________
							$2,026		$2,914
							________       ________
2)	Other:
	Government of Israel				  $568		  $566
	Prepaid expenses				    46		   256
	Employees					    43		    57
	Deferred income taxes, see note 7e				     9
	Related parties					     1		    59
	Sundry								     1
							________       ________
							  $658		  $948


c.	Long-term bank deposits

	In March 2002, the Company deposited an amount of $ 30 million with a bank for a period of three years. Under the arrangement with the bank, whether or not the deposits bear interest depends upon the rate of the three months LIBOR, as follows. For each day in which the three months dollar LIBOR is below an agreed annual fixed rate of 4% in the first year, 5% in the second year and 6% in the third year, the deposits bear interest at the rate of 7.25% per annum. On all other days the deposits do not bear any interest at all. The balance as of December 31, 2002, includes accrued interest of approximately $ 1.6 million. The bank has a right to refund the deposits, and terminate this arrangement at each anniversary of the deposits. The Company does not have the right to terminate the deposits prior to the third anniversary of the deposits.



NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

d.	Accounts payable and accruals - other:


							December 31,
							2002		2001
						  (In thousands of U.S. dollars)
	Payroll and related expenses			$664		$506
	Accrued vacation pay				  44		  57
	Deferred revenues (see note 1i)*	       1,526		 826
	Related parties 				  		  59
	Accrued expenses and sundry 			 275		  38
						    _________       _________
						      $2,509          $1,486

                                      -F-27-
*	The changes in deferred revenues during the year ended December 31, 2002:


					(In thousands of U.S. dollars)
	Balance at beginning of year			  826
	Revenue recognized during the year		 (736)
	Deferred revenue relating to new sales		1,436
							_______
	Balance at end of year				1,526


e.	Concentration of credit risks

	Most of the Company's cash and cash equivalents at December 31, 2002 and 2001 were deposited with Israeli and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is insignificant.

	Most of the Company's revenues have historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

f.	Fair value of financial instruments

	The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is identical or close to their carrying value.



NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA:

a.	Revenues:

  1)	  The Company has two product lines: (i) product line "A" - real-time
	  billing and customer care solutions for service providers; and (ii) product line "B" - software product to enterprises - a call management system used by organizations for call accounting, traffic analysis and fraud detection. The VeraBill product (see note 3b) is included in product line "A".

	  Following are data regarding revenues classified by product lines:


						Years ended December 31,
					2002		2001		2000
					(In thousands of U.S. dollars)
Product line "A"		      $7,447	      $7,859	     $12,178
Product line "B"		       2,561	       2,610	       3,435
				       -----           -----          ------
				     $10,008        $10,469	     $15,613

                                      -F-28-
2)	Following are data regarding geographical revenues classified by
	geographical location of the customers:

						Years ended December 31,
					2002		2001		2000
					(In thousands of U.S. dollars)
America (mainly United States)	      $2,869	      $2,520	      $5,777
Asia Pacific and Africa		       2,860	       3,693	       3,435
Europe				       3,364	       3,176	       4,840
Israel				         915	       1,080	       1,561
				       -----           -----          ------
				    $ 10,008        $ 10,469        $ 15,613


Most of the Company's assets are located in Israel.



NOTE 10 - SELECTED INCOME STATEMENT DATA (continued):


3)	Revenues from principal customers - revenues from single customers each
	of which exceeds 10% of total revenues in the relevant year:


						Years ended December 31,
					  2002	      2001	2000
					(In thousands of U.S. dollars)
Customer A				$1,033	    $1,826	$836
					______	    ______	____
Customer B					    $1,180	$861
					______	    ______	____
Customer C				$1,083

b. Research and development expenses:
	Expenses incurred:
	Payroll and related expenses	$2,525	    $3,276    $2,920
 	Depreciation and amortization      430	       335       174
	Non-cash compensation		    43		57	  52
	Other				   725	       755	 649
					______	    ______	____
					$3,723	    $4,423    $3,795

c. General and administrative expenses:
     The changes in allowance for doubtful
     accounts are composed as follows:
	Balance at beginning of year	 $700	      $850	$230
	Increase during the year	  107	     1,053	 773
	Bad debt written off		 (407)	    (1,203)	(153)
					______	    ______	____
Balance at end of year			 $400	      $700	$850



                                      -F-29-
d. financial and other income - net:
	Income:
	Gain on sale of, and unrealized
	 gain on, trading securities	  $ -	       $ - 	 $13
	Interest on bank deposits	1,931	     1,627     1,325
	Non-dollar currency gains - net   171		79
					______	    ______	____
					2,102	     1,706     1,338
					______	    ______	____
	Expenses:
	Loss on sale of trading
	  securities					 2
	Bank commissions		   24		23	  17
	Non-dollar currency losses - net			 238
	Capital loss on write-off of an
	  investment					93
					______	    ______	____

					   24	       118	 255
					______	    ______	____
					$2,078	    $1,588    $1,083

e. Earnings (loss) per ordinary share ("EPS")
  Following are data relating to the weighted
  average number of shares for the purpose of
  computing EPS:
	Weighted average number of shares
	  issued and outstanding - used
	  in computation of basic EPS  20,677	    20,654    16,897
	A d d - incremental shares
	  from assumed exercise of
	  options			   84
					______	    ______	____
	Weighted average number of
	  shares used in computation of
	  diluted EPS		        20,761	    20,654    16,897
					______	    ______	____

















                                      -F-30-