Form 20-F
MIND CTI LTD
filed 2004-06-29
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 000-31215

MIND C.T.I. LTD.

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2003, the Registrant had outstanding 20,997,320 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [ ] No
Indicate by check mark which financial statement item the Registrant has elected to follow.
[X]Item 17 [ ] 1Item 18

PART I
Unless the context requires otherwise, "MIND", "us", "we" and "our" refer to MIND C.T.I. Ltd. and its subsidiaries.
Item 1.	Identity of Directors, Senior Management and Advisers Not applicable.
Item 2.	Offer Statistics and Expected Timetable Not applicable.
Item 3.	Key Information

A. Selected Financial Data
The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2003. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 "Operating and Financial Review and Prospects."
	Years ended December 31,
	1999	2000	2001	2002	2003
	(In US $ thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Sales of licenses	$6,791	$12,476	$7,108	$6,535	$8,105
Services	1,405	3,137	3,361	3,473	4,831
	------	------	------	------	------
Total revenues	8,196	15,613	10,469	10,008	12,936
Cost of revenues	1,487	2,203	2,242	2,479	3,208
	------	------	------	------	------
Gross profit	6,709	13,410	8,227	7,529	9,728
Research and development, expenses - net	1,927	3,795	4,423	3,723	3,319
Selling, general and administrative expenses:
Selling expenses	1,958	4,774	6,767	4,154	4,065
General and administrative expenses	1,000	1,931	3,097	1,279	1,149
	------	------	------	------	------
Operating income (loss)	1,824	2,910	-6,060	-1,627	1,195
Financial and other income - net	137	1,083	1,588	2,078	2,607
	------	------	------	------	------
Income (loss) before taxes on income	1,961	3,993	-4,472	451	3,802
Taxes on income	447	245	7	117	169
Income (loss) before minority interest..	1,514	3,748	-4,479	334	3,633
Minority interest in losses of a subsidiary	--	--	89	--	--
	------	------	------	------	------
Net income (loss)...	1,514	3,748	-4,390	334	3,633
Accretion of mandatorily redeemable preferred shares to mandatory redemption value	--	-8,894	--	--	--
Amortization of beneficial conversion feature of mandatorily redeemable convertible preferred shares	--	-7,223	--	--	--
	------	------	------	------	------
Net income (loss) applicable to ordinary shares	$1,514	($12,369)	($4,390)	$334	$3,633
Earnings (loss) per ordinary share -
Basic ..	$0.10	($0.73)	($0.21)	$0.02	$0.18
Diluted	$0.10	($0.73)	($0.21)	$0.02	$0.17
Weighted average number of ordinary shares used in computation of earnings (loss) per ordinary share - in thousands:
Basic	14,667	16,897	20,654	20,677	20,732
Diluted	14,984	16,897	20,654	20,761	21,143
Dividends per ordinary share	$0.03	$0.12	$0.00	$0.00	$0.14
	As of December 31,
	-------------------------------------
	1999	2000	2001	2002	2003
	(In US $ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,646	$43,373	$39,723	$11,312	$4,391
Working capital	4,415	46,689	41,640	11,334	4,006
Total assets	7,493	52,948	46,734	47,967	49,979
Share capital and additional paid-in capital	3,442	60,831	60,985	61,142	58,567
Total shareholders' equity	5,220	48,227	43,991	44,482	45,540

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

The global deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000 and continuing throughout 2002 and into the beginning of 2003. During 2003 the deterioration seemed to have stopped, but there is still uncertainty with respect to the direction of the economy and the telecommunications market. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. As a result, our revenues for 2001 were lower than for 2000, and our revenues for 2002 were lower than for 2001. A further decline in capital expenditures by telecommunications services providers may reduce our sales and could result in additional pressure on the price of our products, both of which would have a material adverse effect on our operating results.

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
  changes in our pricing policies or competitive pricing by our competitors;
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
Our traditional wireline and wireless billing and customer care products target small to medium size telephony carriers. Our growth in this field depends on continued growth of these traditional telephony carriers. We cannot be certain that small to medium size telephony carriers will be able to successfully compete with large telephony carriers in existing markets or will successfully develop in new and emerging markets. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially and our business would suffer. In addition, there may never be significant demand for new billing and customer care software by providers of traditional services.

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
  negative publicity and injury to our reputation that may result in loss of existing or future customers; and
  loss of or delay in revenue and loss of market share.
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
We have derived, and anticipate that we will continue to derive, a significant portion of our market opportunities and revenues from our marketing alliances and reseller arrangements with major manufacturers of telecommunications equipment, including Alcatel, Cisco and Ericsson, which market our products to their customers. Our marketing alliances and reseller arrangements with these parties are nonexclusive and do not contain minimum sales or marketing performance requirements. In some instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Moreover, our marketing allies and resellers may develop their own internal mediation, rating, billing and customer care software products that compete with ours and sell them as part of their equipment. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers develop their own competing mediation, rating, billing and customer care software products, our revenues and income will decline.

We depend on a limited number of customers who generate a significant portion of our revenues.
In 2002 and 2003, 21% and 34% or our total revenues, respectively, were generated by sales to two customers. Our future growth will depend on, among other things, our ability to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers. Our operating results could be materially adversely affected if we are unable to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers.

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

  rapid technological advances like the development of new standards for communications protocols;
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
In 2003, we derived 80% of our revenues from the sale of software and related services to providers of IP services and traditional wireline and wireless telephony services. Before we can sell our software to some of these customers, they must conduct a lengthy and complex approval and purchase process. Prospective customers must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems.

The following factors, among others, affect the length of the approval process:

  the time involved for our customers to determine and announce their specifications;
  the complexity of the networks being deployed;
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
Competition in our industry is intense and we expect competition to increase. We compete both with emerging billing companies such as Portal Software Inc. and Intec Telecom Systems (after the acquisition of Digiquant by Intec) as well as with the more established traditional billing and customer care companies, such as Convergys Corporation (after the acquisition of Geneva Technology by Convergys Corporation). Some of our competitors have greater financial, technical, sales, marketing and other resources, and greater name recognition than we do. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressures will not harm our financial results.

We seek to expand our business through acquisitions that could result in diversion of resources and extra expenses, which could disrupt our business and harm our financial condition.
We pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management's attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

  potentially dilutive issuances of equity securities;
  the incurrence of debt and contingent liabilities;
  amortization of intangible assets;
  research and development write-offs; and
  other acquisition-related expenses.
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

We have received a notice from a third party alleging an infringement claim. Although this claim is not expected to have a material adverse effect on our business, it is possible that additional third parties will claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services in the mediation, rating, billing and customer care industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or court order that could prevent us from selling our software. Any of these events could seriously harm our business.

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

In 2002 and 2003, approximately 91% and 92% of our revenues, respectively, were generated outside of Israel. Our sales outside of Israel are made in more than 25 countries. We currently have sales and support offices located in Hasbrouck Heights, New Jersey and Beijing, China. In addition, we have a technical team in Jassy, Romania. We plan to establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

  staffing and managing foreign operations;
  increased risk of collection;
  potentially adverse tax consequences;
  the burden of compliance with a wide variety of foreign laws and regulations;
  burdens that may be imposed by tariffs and other trade barriers; and
  political and economic instability.

Our business may be negatively affected by exchange rate fluctuations.
Although most of our revenues are denominated in U.S. dollars, approximately 45% of our expenses are incurred in New Israeli Shekels, or NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, devaluation in the Euro or local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations. The imposition of price or exchange controls or other restrictions on the conversion of foreign currencies could affect our ability to collect payments, which in turn, could have a material adverse effect on our results of operations and financial condition.

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
We believe that we qualified as a passive foreign investment company, or PFIC, for 2002. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and could cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either:

  75% or more of our gross income is passive income; or
  50% or more of the average value of all of our assets for the taxable year produce, or are held for the production of, passive income.
As a result of our substantial cash position and the decline in value of our ordinary shares, we believe that we were deemed a PFIC for 2002 under the asset test.We believe that we were not deemed a PFIC for 2003. A separate determination must be made each year as to whether we are a PFIC.

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
The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has fluctuated significantly since our ordinary shares in our initial public offering in August 2000. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

  fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
  shortfalls in our operating results from the levels forecast by securities analysts;
  public announcements concerning us or our competitors;
  changes in pricing policies by us or our competitors;
  market conditions in our industry; and
  the general state of the securities market (particularly the technology sector).
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

As of March 4, 2004, we had outstanding ordinary shares, of which approximately 10 million ordinary shares were freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act.
As of March 4, 2004, there were outstanding options to purchase a total of 1,613,800 ordinary shares, of which 701,665 were vested. We were also authorized to grant options to purchase 2,266,800 additional ordinary shares. We intend to file a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.
Our ordinary shares are listed for trading on the Nasdaq National Market, or Nasdaq, and on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. Some of our shareholders continue to be able to control the outcome of matters requiring shareholder approval.
As of March 4, 2004, Monica Eisinger, Lior Salansky and Polar Communications Ltd. owned an aggregate of approximately 10 million ordinary shares, representing approximately 51 % of our outstanding ordinary shares. These shareholders, if they vote together, are able to control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. This concentration of ownership may adversely affect our share price.

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
We receive tax benefits under Israeli law for capital investments, the Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, that are designated as "Approved Enterprises." To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. These tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The law governing these programs is scheduled to expire on June 30, 2004. Accordingly, requests for new programs or expansions that are not approved by June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. The termination or reduction of the tax benefits under the Investments Law could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E "Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 7 to our financial statements contained in Item 18.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.
We have received grants in the past from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the office of the Chief Scientist up to 300% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Approval is not required for the export of any products resulting from the funded technology. Any non-Israeli who becomes a holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are described above in this paragraph.

Our operating results may be negatively affected by the obligation of some of our key personnel to perform military service.
Some of our executive officers and employees in Israel are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual's age and prior position in the army. In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption in our operations would harm our business.

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
Some of the provisions of our articles of association and Israeli law could, together or separately:

  discourage potential acquisition proposals;
  delay or prevent a change in control; and
  limit the price that investors might be willing to pay in the future for our ordinary shares.
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

Principal Capital Expenditures
During 2001, 2002 and 2003, the aggregate amount of our capital expenditures was $2.5 million. These expenditures were principally for the purchase of property and other equipment, including $1.0 million paid in cash during 2001 for the purchase of the VeraBill product line. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

B. Business Overview
Overview

Mediation, Rating, Billing and Customer Care Solutions We develop, manufacture and market real-time mediation, rating, billing and customer care software for multiple services, including voice, data and content services.

Our billing and customer care software, known as MIND-iPhonEX, is a convergent solution, for voice, data, video and content services, supporting both prepaid and post-paid payment models in a single platform. The solution offers various types of communication providers, wireline and wireless alike, to launch, manage, charge and bill multiple services. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The system authorizes each service, and controls each session in real time, taking care that the balance is not over used. Post-paid subscribers, including credit-limited and non-limited, mainly business customers and enterprises, represent the loyal and the higher average revenue per user (ARPU) market. The system provides unlimited definition of account hierarchies, with billing and sponsorship relations. All services used by a post-paid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. It interfaces with the IP telecommunications equipment of major manufacturers, such as Cisco Systems and Ericsson, as well as with traditional telecommunication equipment.

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

During 2001 we completed the acquisition of the VeraBill line of telephony billing and customer care software solutions from Veramark Technologies Inc. The VeraBill product line, marketed under the MINDBill name, provided mediation, provisioning and billing solutions for small and medium size wireline and wireless mobile telephony carriers. We incorporated the MINDBill functionality into the MIND-iPhonEX product line, offering a convergent solution for traditional voice as we as IP-based services. We plan to continue to support the MINDBill product with new maintenance releases as well as customization requests. In addition, we offer a migration path to MIND-iPhonEX to customers who require the addition of new data and content services.

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

Voice Over IP Industry
Broadband networks are rapidly deployed, enabling service providers to offer convergent services, including voice, to both residential and commercial customers. Voice over IP, also known as Internet telephony, is the technology most commonly used to provide voice services over broadband networks. It can be easily deployed over standard xDSL or cable modems. Providers of Voice over IP services can offer their subscribers enhanced voice and data communications services and applications, such as:
video telephony offering real-time video calls between residential PC users and mobile users or other PC users;

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

Mobile Broadband Services Industry
The new generations of mobile communication technologies, starting with 2.5G technologies such as general packet radio service (GPRS) and 3G technologies such as universal mobile telecommunications system (UMTS), offer a totally new experience and a variety of services to mobile subscribers. The mobile handset is expanding beyond voice and text-messaging and is expected to become a multimedia, gaming, and advanced communications tool. To fully exploit the technology potential and increase the average revenue per user (ARPU) from the new services, operators and service providers are required to have a flexible environment for creating, enabling, controlling and charging the new and upcoming services.

Billing and Customer Care Industry
Billing and customer care is the largest segment in the operations software market because billing and customer care products enable the service provider to track and bill for usage, manage revenues and customer relations and devise marketing programs and rate plans. Billing systems give operators a competitive advantage by allowing them to deploy and charge for new services and differentiate themselves from competitors who do not have that ability. As service providers deploy convergent IP networks that can offer voice, data, video and content services, the demand for more sophisticated billing software is expected to grow. We believe that as providers of convergent networks continue to expand their service offerings, they will increasingly need products that allow them to monitor and bill their subscribers based on the type and content of services provided. As a result, we believe that this trend will increase the demand for sophisticated billing and customer care products for what is known as convergent billing.

Many existing billing and customer care software products do not meet the demands of the increasingly competitive and dynamic environment of multiple IP-based services. Traditional billing systems are typically designed to support a particular type of service provider, for instance, either wireline or wireless, and a specific size of network. As a result, these billing systems require time and expense to accommodate a growing subscriber base or new products and features. Traditional billing systems are also generally unable to efficiently support multiple services or convergent networks. In addition, traditional billing systems are typically limited to periodic or "batch-oriented" processing and cannot provide the real-time processing typically required by providers of IP-based services.

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

For service providers, Voice over IP presents an opportunity to generate revenue by offering additional services over the new broadband networks deployed. Voice over IP networks enable the deployment of most of the services customer receive over traditional networks at a much lower capital cost of infrastructure and reduced management cost of the network. As Voice over IP is distance independent, it allows service providers to offer competitive pricing, as only a small portion of the traffic terminates on traditional networks.

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

Mediation and Service Fulfillment. IP based networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that MIND-iPhonEX is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, MIND-iPhonEX enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically completed by MIND-iPhonEX.

Scalability. MIND-iPhonEX is designed to be easily adapted to changes in the size and configuration of a service provider's network. Our products enable the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. The scalability of our software is important since many IP service providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users. Our software was upgraded to support five million users in November 1999, 20 million users in June 2000 and 30 million users in June 2001. Increases in the potential number of users have been, and future increases will be, accomplished without the need to modify or replace our installed software;

Interoperability. Currently, there are no industry-accepted standards for the interface between IP telecommunications equipment and IP billing products. Our IP billing system is fully interoperable with the IP telecommunications equipment of most of the leading manufacturers, including Alcatel, Cisco and Ericsson , for Voice over IP and data services. This interoperability provides us with a competitive advantage, as it enables our customers to use networks composed of equipment manufactured by multiple vendors. It also allows providers to upgrade an existing network with new and different equipment without changing their billing and customer care products; and

Improved Time to Market. MIND-iPhonEX is a modular, extensible software product based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition, due to its adaptable design, MIND-iPhonEX can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

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

Enhance alliances with industry leaders. We have established cooperative relationships with leading manufacturers of IP telecommunications equipment such as Ericssonand Cisco. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence;

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

Expand professional services opportunities. As our projects are of larger scale and as IP-based service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services are expected to increase.

Our Products and Services

Mediation, Rating, Billing and Customer Care Solutions
MIND-iPhonEX is a real-time, convergent mediation, provisioning, rating, billing and customer care product for voice, data, video and content services that meets the mission-critical needs of service providers and is interoperable with the IP telecommunications equipment of major manufacturers as well as with traditional telecommunications equipment.

Our highly functional and adaptable product enables our customers to quickly deploy IP services and to rapidly grow and add new services. MIND-iPhonEX supports both prepaid billing plans, in which customers pre-pay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of MIND-iPhonEX are as follows:

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

Authorization. The MIND-iPhonEX system authorizes a particular usage, among other ways, by:

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

Accounting. When each session is completed, MIND-iPhonEX uses the rating engine described below to determine the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the usage detail records are stored on the MIND-iPhonEX system for invoicing and reporting;

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

Multiple Services and Products Support. MIND-iPhonEX allows service providers to take advantage of their convergent networks by providing their customers with advanced voice, data, content and video services. Service providers need the ability to bundle groups of services into tailor-made packages for which they can offer special rates, discounts and promotions. There are different classes of customers with respect to the availability, bandwidth, and quality of service requirements for these services. MIND-iPhonEX offers an easy way to define these services, combine them into products, and rate each service and product differently;

Rating. MIND-iPhonEX offers a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for various content and video streaming services and for different customer groups, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. MIND-iPhonEX also allows international service providers to define rates in different currencies using the product's multi-currency functionality;

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

Cashier Module. The MIND-iPhonEX Cashier module offers the ability to perform cash registration, posting of payments and refunds and direct sales of services and equipment. The module provides cash register management, credit card processing and analysis reporting capabilities;

Resource Management Module. The MIND-iPhonEX Resource Management module automates the management and tracking of the equipment sold to subscribers. The solution keeps track and manages the equipment by serial number, status, and location, providing solutions for the flow management from the reception of the items up to the allocation of the items to the customers;

Operation Management System. MIND-iPhonEX Operations Management System (OMS) is a set of advanced network management, monitoring and verification solutions targeted at service providers deploying our applications. The solution includes a centralized management solution supporting complex management policies and tools for our applications and other network elements. A centralized dashboard presenting real-time performance allows quick and easy identification of performance problems related to critical operations of MIND-iPhonEX;

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
allows customers to generate near real-time reports on the enterprise's telephone use;

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
fast integration and interoperability with the IP telecommunications equipment of major manufacturers;

modular architecture that allows MIND-iPhonEX to be easily scalable and enables us to customize our software relatively quickly;

reliable products that ensure high availability of the service for mission-critical applications and are designed to support network-operating centers service providers to ensure no single point of failure in their networks. In the case of the failure of a network component, MIND-iPhonEX has an automatic fail-over mechanism to ensure minimum loss of service;

secured at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit who has access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system;

rapid development of new applications, features and services; and

easy interface with legacy systems and external software.

MIND-iPhonEX has a four-tier architecture, consisting of the following tiers:
Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration;

Business Object Tier: This tier includes the business logic and rules of the billing system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilitates the transfer of information requested by the client application tier from the database object tier;

Database Object Tier: This tier brings together data objects that define the accounts, services and tariffs; and

Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

Sales and Marketing
Sales
Mediation, Rating, Billing and Customer Care Solutions

We conduct our sales and marketing activities primarily through our marketing and co-operative alliances with hardware platform developers and software application developers such as Alcatel, Cisco and Ericsson, under which we market and sell our software to the customers of those entities. These marketing allies and resellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. We perform co-development with our marketing allies to support new software and product releases to maintain interoperability of our software with their equipment. We also engage in joint marketing activities with them including joint responses to requests for proposals, sharing booths in trade shows, distributing each others' marketing information and cross links and references to web sites. We believe that these relationships also help validate our technology and facilitate broad market acceptance of our software.

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

Marketing
Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:
participating in industry trade shows and special events;<

conducting ongoing public and press relations programs; and

conducting training seminars for vendors and system integrators.

Principal Markets
The following table shows our revenues for each of the past three years classified by activity and geographic market.

	Years Ended December 31,
	(in thousands)
	2001	2002	2003
The Americas (total)	$2,520	$2,869	$2,368
Sale of Licenses	1,591	1,726	1,299
Services	929	1,143	1,069
Asia Pacific and Africa (total)	3,693	2,860	3,479
Sale of Licenses	2,804	1,802	2,409
Services	889	1,058	1,070
Europe (total)	3,176	3,364	6,005
Sale of Licenses	2,325	2,741	4,001
Services	851	623	2,004
Israel (total)	1,080	915	1,084
Sale of Licenses	388	266	394
Services	692	649	690
Total	10,469	10,008	12,936
Sale of Licenses	7,108	6,535	8,103
Services	3,361	3,473	4,833

Customers

Mediation, Rating, Billing and Customer Care Solutions
We currently provide traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. MIND-iPhonEX, MindBill and VeraBill have been installed for a large base of customers worldwide, including:

Traditional telecommunications service providers that also offer Voice over IP telephony, such as China United Telecommunications Corp. (China Unicom), Marconi Telecom, Singapore Telecommunications Limited (SingTel), Golden Telecom, Suburban Telecom, Sri Lanka Telecom, Telecom Colombia, Telefonica del Peru and Verizon;

Internet telephony service providers and ISPs, including AzulTel, BudgetTel Australia Pty. Ltd and Artelecom S.A.;

Traditional wireline telephony providers, such as Tanzania Telecom and Telefonia Bonairiano;

GSM wireless telephony providers, including American Samoa Telecommunications Authority and SouthEast Telephone, Intelco Belize; and

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

Competition

Mediation, Rating, Billing and Customer Care Solutions
Competition in the market for billing and customer care software is intense and we expect competition to increase. We compete both with emerging billing companies such as Portal Software Inc. and Intec Telecom Systems (after the acquisition of Digiquant by Intec Telecom Systems) as well as with the more established traditional billing and customer care companies, such as Convergys Corp. (after the acquisition of Geneva Technology by Convergys Corp.).

We believe that our competitive advantage is based on:

our ability to provide a real-time, scalable, interoperable and reliable billing and customer care software;

our ability to rapidly deploy our software; and

our reputation of providing proven, high-quality billing and customer care software; and

our financial strength.

However, we depend on our marketing alliances with manufacturers of telecommunications equipment and reseller arrangements to market our billing and customer care software. Some of our marketing allies and resellers also work with some of our competitors. For example, Digiquant is an EcoSystem partner of Cisco. Our marketing alliances and reseller arrangements are for the most part non-exclusive and do not contain minimum sales or marketing performance requirements. We may not be able to compete effectively with our competitors under these circumstances. Many of our competitors have greater financial, personnel and other resources, have longer and more established relationships with service providers and may be able to offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, one or more of our competitors could develop superior products and these products could achieve greater market acceptance than our product.

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
An amendment to the Research and Development Law contains reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

C. Organizational Structure
Set forth below is a list of our significant subsidiaries:

MIND C.T.I. Inc., a wholly owned subsidiary, incorporated in the State of New Jersey; and

MIND Software SRL, a wholly owned subsidiary, incorporated in Romania.

DIROT COMP SRL, a wholly owned subsidiary, incorporated in Romania.

D. Property, Plant and Equipment Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 16,000 square feet at our Yoqneam headquarters. We received approval under the Approved Enterprise program in Israel to expand our facilities in Yoqneam. We also lease 9,000 square feet, of which we sub-lease to a third party 6,500 square feet, of office space in Hasbrouck Heights, New Jersey, 300 square feet in Beijing, China, and 9,000 square feet in Jassy, Romania. The offices in New Jersey and Beijing are used primarily for presales and customer support, while the office in Jassy is used primarily for software development and for customer support. We are currently considering purchasing or constructing a building for our office in Romania.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. In 2001, we acquired the VeraBill product line for billing and customer care for traditional wireline and wireless service providers. We generate revenues from the sales of licenses for our billing and customer care and enterprise software, and from fees for professional services. In 2003, 63% of our revenues were derived from license fees and 37% were derived from professional services. Of the total fees for licenses and professional services in 2003, 80% were derived from providing our billing and customer care software and 20% were derived from providing our enterprise software. During 2003, two customers accounted for 34% of total revenues. In 2002, two customers accounted for 21% of total revenues. In 2001, two customers accounted for 29% of total revenues. We expect to continue to derive substantial revenues from a small number of changing customers.

In 2003, we experienced incremental revenue growth from quarter to quarter. After having returned to profitability in the third quarter of 2002, our net income also has grown incrementally from quarter to quarter. Our revenue growth in 2003 was driven primarily by our winning larger projects than in the past, especially in Europe and Africa. In our experience, the European and African telecommunications markets are recovering from the economic slow down more quickly than the U.S. market. At the same time, we have continued to reduce our expenses as a percentage of revenues, such as by increasing our engineering workforce in Romania, where salaries are significantly lower than in other locations.

This positive trend in our operating results, coupled with our strong cash position ($45.6 million as of June 30, 2003), led us in July 2003 to declare a $2.9 million cash dividend and to adopt a dividend policy, according to which we plan, subject to specific board approval and applicable law, to declare a dividend once per year, commencing in 2004, in the amount of our net income from the previous year. For more information about our dividend policy, please see Item 8 - "Financial Information-Dividend Policy."

Revenues.

We are paid a one-time license fee by our customers for the right to use our billing and customer care or our enterprise call management software products, and additional fees to expand the scale of the network supported by our software. We price our licenses for our billing and customer care software based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. Licenses for our enterprise software are priced based on the number of the customer's extensions , as well as the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services, we quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid annually or quarterly.

We provide a revenue breakdown for our customer care and billing software and our enterprise call management software. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.

Cost of Revenues. The cost of revenues relating to providing our billing and customer care and enterprise software consists primarily of direct labor costs and overhead expenses related to software installation and maintenance. Cost of revenues also includes software license fees to Oracle, hardware, amortization of intangible assets, materials, documentation, packaging and shipping costs. Our cost of professional services revenues consists primarily of direct labor costs and travel expenses. Our revenues from the sale of our licenses have a higher gross margin than that from providing our professional services. We incur variable direct labor costs when we provide professional services. There are no comparable variable labor costs incurred when we license our software.

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

Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 36% (and are subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of shares of listed companies, derived after January 1, 2003). Substantially all of our facilities, however, have been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the "alternative benefits scheme" (involving a waiver of investment grants) and our approved enterprises are located in a preferred geographic location. In the event of distribution of cash dividends from income that was tax exempt, we would have to pay up to 25% tax in respect of the amount distributed. As a result of dividends paid by us during 1999, 2000 and 2004, we were subject to this tax with respect to the amount distributed. During 2003, the Company distributed to its shareholders approximately $2.9 million. Since at that time we had insufficient retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court in accordance with section 303 of the Israeli Companies Law. The Company was tax exempted according to an applicable tax ruling with respect to such distribution. Our effective tax rate after 2005 will continue to be reduced depending upon future capital investments and approved enterprise certifications. These tax benefits may not be applied to reduce the tax rate for any income derived by our foreign subsidiaries.

A. Operating Results
The following discussion of our results of operations for 2001, 2002 and 2003, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:
	Years Ended December 31,
	2001	2002	2003
Revenues	100.00%	100.00%	100.00%
Cost of revenues	21.4	24.8	24.8
Gross profit	78.6	75.2	75.2
Research and development expenses	42.3	37.2	25.7
Selling, general and administrative expenses:
Selling expenses	64.6	41.5	31.4
General and administrative expenses	29.6	12.8	8.9
Operating Income (loss)	-57.9	-16.3	9.2
Financial and other income - net	15.2	20.8	20.2
Income (loss) before taxes on income	-42.7	4.5	29.4
Taxes on income	0.1	1.2	1.3
Net income (loss) before minority interest	-42.8	3.3	28.1
Minority interests in losses of subsidiaries	0.9	--	--
Net income (loss)	-41.90%	3.30%	28.1

Comparison of 2001, 2002 and 2003
Revenues
($ in millions)	Year ended December 31,			% Change	% Change
	2001	2002	2003	2002 vs. 2001	2003 vs. 2002
License sales	7.1	6.5	8.1	-8	24
Professional services	3.4	3.5	4.8	3	39
Total revenues	10.5	10	12.9	-5	29

Revenues in 2002 remained almost constant compared to 2001 due to the continuing global economy slowdown. Since March 2001 and during 2002, we have been affected by the adverse situation in global financial markets that has caused a drastic change in the spending patterns of our existing customers and potential customers (both service providers and enterprises). Revenues from professional services as percentage of our total revenue increased from 32% in 2001 to 35% in 2002. Revenues in 2003 increased compared to 2002 due to the continuing acceptance of our solutions in the market of real-time billing for convergent VoIP networks. Accordingly, revenues from our real-time billing and customer care product solutions for service providers increased from $7.4 million in 2002 to $10.4 million in 2003 while revenues from our enterprise product remained almost unchanged.

The following table presents the geographic distribution of our revenues:
	Years Ended December 31,
	2001	2002	2003
The Americas	24.10%	28.70%	18.30%
Asia Pacific and Africa	35.3	28.6	26.9
Europe	30.3	33.6	46.4
Israel	10.3	9.1	8.4
Total	100.00%	100.00%	100.00%

Our sales in Asia Pacific and Africa decreased as a percentage of sales between 2001 and 2003, but sales in Africa itself increased in 2003. Sales in the Americas as a percentage of sales increased in 2002 and then decreased in 2003 due to the slower recovery of the U.S. telecommunications markets from the economic slow down that began in late 2000. Sales in Europe increased as a percentage of sales between 2001 and 2003, such increase in 2003 was mainly due to sales for upgrade to one large customer in Europe.

Cost of Revenues.
($ in millions)	Year ended December 31,			% Change	% Change
	2001	2002	2003	2002 vs. 2001	2003 vs. 2002
Total cost of revenues	2.2	2.5	3.2	11	29

The increase in 2003 was primarily due to an increase in fees paid by us to our third party suppliers of software and hardware. The increase in 2002 was primarily due to an increase in fees paid by us to our third party suppliers of software and hardware. Gross profit as a percentage of revenues remained constant at 75.2% in 2003.

Operating Expenses
($ in millions)	Year ended December 31,			% Change	% Change
	2001	2002	2003	2002 vs. 2001	2003 vs. 2002
Research and development	4.4	3.7	3.3	-16	-11
Selling	6.8	4.1	4.1	-39	--
General and administrative	3.1	1.3	1.1	-58	-10
Total operating expenses	14.3	9.1	8.5	-36	-7

Research and Development. The decreases in 2002 and 2003 were primarily due to a decrease in the cost attributable to payroll and related expenses of our employees engaged in research and development despite a moderate increase in the total number of employees engaged in research and developments. Such decrease in payroll and related expenses was primarily due to employing lower-cost employees. Research and development expenses decreased as a percentage of revenues from 37.2% in 2002 to 25.7% in 2003 due to the decreases in expenses described above.

Selling Expenses. The decrease in 2002 was primarily attributable to two factors: (1) a decrease of approximately $1.5 million in expenses related to (i) payroll and related expenses of Israeli employees engaged in sales, (ii) exhibitions and advertising and (iii) commissions; and (2) a decrease of approximately $1.0 million in expenses related to our sales offices in the United States, China, Japan and the Netherlands. We closed our offices in Japan and the Netherlands during the course of 2002 as part of our cost-cutting measures. Selling expenses decreased as a percentage of revenues from 64.6% in 2001 to 41.5% in 2002 due to the decreases in expenses described above. Selling expenses decreased as a percentage of revenues from 41.5% in 2002 to 31.4% in 2003 due to increase in revenues.

General and Administrative Expenses. The decrease in 2002 was primarily attributable to a decrease of $0.9 million in the provision for doubtful accounts. General and administrative expenses as a percentage of revenues decreased from 29.6% in 2001 to 12.8% in 2002 to 8.9% in 2003 due to increases in revenues.

Corporate Tax Rate

The general corporate tax rate in Israel is 36%. Our effective tax rate, however, was zero in 2001, 25.9% in 2002 and 4.4% in 2003. We experienced these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel's Law for Encouragement of Capital Investments, 1959. We cannot assure you that such tax benefits will be available for us in the future at their current levels or at all. In addition, our effective income tax rate increased in 2002 primarily as a result of foreign withholding taxes on revenues and tax generated on our foreign operations. For more information about the taxes to which we are subject, see above under the caption "Overview-Taxes on Income" and below under Item 10.E "Taxation."

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained at the end of this annual report. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2003, and we believe that the consolidated financial statements contained at the end of this annual report present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

Services. The services we provide consist of installation, training, maintenance, support and project management. Project management consists of advice to our customers regarding the implementation of billing and customer care software. Service revenues are priced on a fixed price basis and are recognized ratably over the service period or as services are performed.

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

Taxes on Income.

Substantially all of our production facilities have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Income we have derived from the Approved Enterprise is tax exempt. In the event of distribution of cash dividends from tax exempt income, we have to pay 25% tax in respect of the amount distributed. For more information about Approved Enterprises, see Item 10.E "Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 7 to our financial statements contained in Item 18.

In previous years, no deferred taxes had been provided, as we had intended permanently to reinvest the amounts of all such income and did not intend to cause dividend distribution from such income. Commencing 2003, we changed our policy with regard to distribution of dividends out of earnings derived from tax exempt income. As a result, we are providing deferred tax liabilities in respect of such income.

In addition, due to the expected utilization of carryforward tax losses, we created deferred tax assets in respect of those losses.

The change in our dividend policy caused an increase in the effective tax rate we use to calculate deferred tax assets in respect of carryforward tax losses. In 2003 the effective tax rate used was 25% as opposed to previous years where, due to our tax benefits and our intension to permanently reinvest such income, the effective tax rate was minimal.

Recently Issued Accounting Pronouncements.

The Recently Issued Accounting Pronouncements are described in note 1 paragraph r to the consolidated financial statements contained at the end of this annual report.

Our Functional Currency

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

for transactions, exchange rates at the transaction dates or average rates; and

for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories or similar items), historical exchange rates.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:
Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation
1998	8.6	17.6	-9
1999	1.3	-0.2	1.5
2000	0	-2.7	2.7
2001	1.4	9.3	-7.8
2002	6.5	7.3	-0.8
2003	-1.9	-7.6	5.7

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

As of December 31, 2003, we had approximately $44.9 million in cash, cash equivalents and long-term bank deposits, and our working capital was $4.0 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2003 was $2.8 million, primarily attributable to our net income of $3.6 million, an increase in operating assets and liability items of $415,000 and non-cash expenses relating to depreciation and amortization in the amount of $806,000, offset in part by $2.2 million decrease in interest accrued on long-term bank deposit. Net cash provided by operating activities in 2002 was $1.7 million, primarily attributable to our net income of $334,000, an increase in accounts payables and accruals of $705,000 and a decrease in account receivables of $1.2 million depreciation and amortization of $944,000, offset in part by interest of $1.6 million accrued on a long term bank deposit. Net cash used by operating activities in 2001 was $2.1 million, primarily attributable to our net loss.

Cash Deposits. During 2003, most of our cash was deposited with banks in time deposits bearing rates of interest, which varied based on fluctuations in the London Interbank Offered Rate (LIBOR). Accordingly, in April 2003 we deposited most of our cash in four-year, structured, callable time deposits (callable every six months), bearing interest at rates of between 6.00% and 6.25% per annum in the first year, 6.50% per annum in the second year, 7.50% per annum in the third year and 8.50% per annum in the fourth year. The bank with which we deposited these amounts called the deposit on November 2003.

In the fourth quarter of 2003, we deposited an amount of $40 million with several banks for a period of between seven and ten years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the three-month LIBOR, as follows:

With respect to an amount of $14.0 million, for each day in which the three-month dollar LIBOR is below on agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth to seventh year, the deposit bears interest at the rate of 8.56% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposit and terminate this arrangement every six months. The bank did not terminate this arrangement on the first possible date, in May 2004.

With respect to an amount of $10.0 million, similar terms as the $14.0 million deposit described above, except that the positive interest rate is 8.4% per annum. The bank has a right to refund the deposit and terminate this arrangement every six months. The bank did not terminate this arrangement on the first possible date, in May 2004.

With respect to an amount of $13.0 million, for each day in which the three-month dollar LIBOR is below an agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth to tenth year, the deposit bear interest of the rate of 9.7% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposits and terminate this arrangement at each anniversary of the deposit.

With respect to an amount of $3.0 million, for each day in which the three-month dollar LIBOR is below an agreed annual fixed rate of 7% in the first to tenth year, the deposit bears interest at the rate of 7.9% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposit and terminate this arrangement every six months. The bank with which we deposited this amount called the deposit on March 1, 2004.

In the second quarter of 2004, we deposited an amount of $10 million with two banks for a period of five years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the six-month LIBOR, as follows:

With respect to an amount of $5.0 million, for each day in which the six-month dollar LIBOR is below on agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth year, the deposit bears interest at the rate of six-month LIBOR + 6.1% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposit and terminate this arrangement every six months.

With respect to an amount of $5.0 million, for each day in which the six-month dollar LIBOR is below on agreed annual fixed rate of 3.5% in the first year, 4.5% in the second year, 5.5% in the third year, 6% in the fourth year and 7% in the fifth year, the deposit bears interest at the rate of six-month LIBOR + 6.1% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposit and terminate this arrangement every six months.

We recognize interest income based on the expected interest rate receivable which in the reported periods and as of December 31, 2003 is equal to the applicable positive interest rate.

Net Cash Provided by/Used in Investing Activities. We used cash in investing activities of $1.7 million in 2001, $30.1 million in 2002 and $7.2 million in 2003. During 2001, our principal investment activity was the purchase of intangible assets relating to the VeraBill product line. During 2002 and 2003, our principal investment activity was the investment of $30.0 million and $7.3 million, respectively, in a long-term bank deposit.

Net Cash Provided by/Used in Financing Activities. In 2001and 2002 our financing activities provided $33,000 and $19,000, respectively, attributable to the proceeds from the exercise of employee stock options. In 2003 our financing activities used $2.6 million due to a cash dividend of $2.9 million offset by $354,000 proceeds from the exercise of employee stock options.

Capital Expenditures. During 2001, 2002 and 2003 the aggregate amount of our capital expenditures was $2.5 million. These expenditures were principally for the purchase of property and other equipment, and include $1.0 million paid in cash during 2001 for the purchase of the VeraBill product line. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Bank Debt. As of May 31, 2004, we have total outstanding loans of $10 million bearing an interest of six-month LIBOR + 0.75%.

Cash Dividends. In November 2003, we paid a cash dividend in the amount of $2.9 million. In the first quarter of 2004, we paid a cash dividend in the amount of approximately $3.6 million ($2.7 million after taxes), which was equal to our net profits for 2003. For information about our dividend policy, please see Item 8 - "Financial Information-Dividend Policy."

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2003, our research and development department consisted of 111 employees out of a total of 183 employees.

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

Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBXs) is a trend in which we are participating. Our goal is to develop marketing and sales relationships with the vendors of IP PBXs such as Cisco Systems and 3Com under which our enterprise software will be sold together with these vendors' systems. This requires us to develop new sales channels with the distributors of IP PBXs. This process is time consuming and requires the investment of some resources to sign the necessary agreements and to certify and train these new channel partners.

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

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations
	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$781,000	$376,000	$405,000	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	0	0	0	0	0
Total	$781,000	$376,000	$405,000	0	0

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management
The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:
Name	Age	Position
Monica Eisinger	46	President, Chairperson of the Board of Directors and Chief Executive Officer
Dudi Avni	42	Vice President - Professional Services
Sagee Aran	41	Vice President - Sales for Asia Pacific and Africa
Izik Ben Zaken	30	Vice President - Research and Development
Zeev Braude	38	Vice President - Marketing and Business Development
Arie Ganot	42	Chief Financial Officer
Ilan Melamed	40	Vice President - Sales
Zamir Bar-Zion	47	Director
Rimon Ben-Shaoul	59	Director
Kevin P. Mohan	40	Director
Amnon Neubach	60	Director
Lior Salansky	40	Director

The background of each of our directors and executive officers is as follows:

Monica Eisinger. Ms. Eisinger is a founder of our company and has been President, Chairperson and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. in Computer Sciences and an M.Sc. in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

Dudi Avni. Mr. Avni joined our company in November 2003 as Vice President of Professional Services. From 2000 to 2003, Mr. Avni served as a Vice President at Amdocs, with responsibility for customer care & billing deployments at large operators. Prior to that he served as Chief Information Officer for Osem Group (Nestle Israel) and as a Vice President and partner in OIC Technologies Ltd. Mr. Avni holds a B.Sc. in Mathematics and Computer Science, a B.A. in Economics and an M.B.A. from Tel-Aviv University.

Sagee Aran. Mr. Aran joined our company in March 2000 and has served as our Vice President of Sales for Asia Pacific and Africa since November 2003. Prior to that, Mr. Aran served as our Vice President of Professional Services. Prior to joining our company, he worked for seven years at HISH Ltd., a company specializing in process engineering and management, at which he held a number of positions including Operations Manager and International Sales and Marketing Manager. Mr. Aran holds a B.Sc. in Engineering from the Technion, Israel Institute of Technology.

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

Arie Ganot. Mr. Ganot joined our company in 1998. He has held a number of positions with the company including Vice President - Finance and Comptroller. From 1994 to 1998, Mr. Ganot served as the Chief Financial Officer of S.A.L. Technical Equipment Ltd. and from 1990 to 1994, he worked as an accountant with Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited. Mr. Ganot holds a B.A. in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

Ilan Melamed. Mr. Melamed has served as our Vice President - Sales since February 2004. From September 1998 to February 2004, Mr. Melamed served as an officer of MIND C.T.I. Inc. our U.S. office . Prior to joining our company, Mr. Melamed was employed by Israel Aircraft Industries for five years, at which he held a number of positions including the Director of the Israel Aircraft Industries office in Colombia. He holds a B.A. degree in Business Administration from Hebrew University.

Zamir Bar-Zion. Mr. Bar-Zion has served as an external director of our company since June 2002. Mr. Bar-Zion has served as the Managing Director of Investment Banking at Excellence Nessuah/Piper Jaffray since May 2004. Mr. Bar-Zion was a Managing Director for investment banking at Nessuah Zannex & Co. from 1998 until 2001. Prior to joining Nessuah Zannex & Co., Mr. Bar-Zion served as a private financial consultant and a senior partner at Evergreen Canada - Israel Investments Ltd. Mr. Bar-Zion holds a B.S. degree in Computer Science and Finance from the New York Institute of Technology, an M.A. degree in Finance from Pace University and has graduated from the Program of Management Development at Harvard University.

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

Kevin P. Mohan. Mr. Mohan has served as a director of our company since March 2000. Mr. Mohan is a general partner of Summit Partners, a venture capital firm, where he has been employed since 1994. He also serves as a director on the boards of several privately held companies. Mr. Mohan holds a B.A. in Economics from Harvard College, a J.D. from Harvard Law School, and an M.B.A. from Harvard Business School.

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

Lior Salansky. Mr. Salansky is a founder of our company and has served as a director since our inception. He has served in a number of positions within our company from inception until February 2000, including Vice President of Business Development, R&D Manager and software developer. He holds a B.Sc. in Computer Science from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

B. Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2003 was approximately $1.1 million, including approximately $65,000 that was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers.

During 2003, no options to purchase ordinary shares were granted to our directors and executive officers under our option plans.

C. Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2007, Class II in 2005 and Class III in 2006. Monica Eisinger is a member of Class I, Lior Salansky and Rimon Ben-Shaoul are members of Class II, and Kevin P. Mohan is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. External directors, who are elected for up to two three-year terms pursuant to the Companies Law, are not members of any class. Mr. Amnon Neubach was re-elected as an external director on April 13, 2004 and Mr. Zamir Bar-Zion, was elected as an external director on June 27, 2002.

External Directors

We have obtained an exemption from Nasdaq's independent director requirements based on our compliance with the corresponding requirements under the Companies Law, described immediately below. Nevertheless, all of our directors, except Ms. Eisinger, are "independent directors" under the Nasdaq definition.

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

  the company;
  any entity controlling the company; or
  any entity controlled by the company or by its controlling entity.
  The term affiliation includes:
  an employment relationship;
  a business or professional relationship maintained on a regular basis;
  control; and
  service as an office holder.

The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

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

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors that exercises a power of the board of directors is required to include at least one external director, except for the audit committee, which is required to include all the external directors.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

  the chairman of the board of directors; and
  a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

Under the Companies Law the role of the audit committee is to examine flaws in the management of the company's business, in consultation with the internal auditor and the company's independent accountants, suggest remedial measures, and to approve specified related party transactions. Our audit committee consists of our two external director(s) and Mr. Rimon Ben-Shaoul.

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

Under the Nasdaq rules, our audit assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. We have adopted an audit committee charter, which sets forth the qualifications, powers and responsibilities of our audit committee.

Our audit committee also serves as (i) our compensation committee, authorized to determine the compensation of our executive officers, (ii) our nominations committee, authorized to recommend all director nominees for the selection of the board of directors, provided that no such recommendation is required in cases, if any, where the right to nominate a director legally belongs to a third party, and (iii) our qualified legal compliance committee, responsible for investigating reports, made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

All three members of our audit committee are "independent directors" under the Nasdaq rules and meet the additional qualifications for membership on an audit committee that currently apply to us.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company's actions comply with the law and orderly business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Gideon Douvshani, CPA, serves as our internal auditor.

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
  refrain from any activity that is competitive with the company;
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
  Under Israeli law, an extraordinary transaction is a transaction:
  other than in the ordinary course of business;
  otherwise than on market terms; or
  that is likely to have a material impact on the company's profitability, assets or liabilities.

Approval of Related Party Transactions

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company's interest may not be approved. If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on the matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

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

Remuneration of Members of the Board of Directors

Under the Companies Law, no director may be paid any remuneration by the company for his services as director except as may be approved by a shareholders' resolution. Our external directors are entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with their service as external directors. In accordance with these regulations, our shareholders approved an annual fee of $8,000 and a participation fee of $400 for attendance at a meeting of the board or a committee thereof to be paid to each of our external directors. Except for the external directors, we do not pay cash remuneration to our directors for their services as directors.

Executive Officers

Our executive officers are elected by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates upon 30 days' written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Eisinger) following the termination of their employment with us. Monica Eisinger is entitled to severance pay upon termination of her employment by either her or us (other than by us for cause) and to receive, during each month of the six-month period following termination of her employment by us, or by her for cause, an amount of salary and benefits equal to her former monthly salary and other benefits. Under recent Israeli case law, the non-competition undertakings of employees may not be enforceable.

D. Employees
The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:
	As of December 31,
	2001	2002	2003
Approximate numbers of employees by geographic location
Israel	115	94	92
Romania	26	47	76
United States	24	15	11
China	8	7	4
Elsewhere	4	0	0
Total workforce	177	163	183
Approximate numbers of employees by category of activity
General and administration	12	13	13
Research and development	87	94	111
Professional services and customer support	31	25	34
Sales and marketing	47	31	25
Total workforce	177	163	183

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers' Insurance or a Pension Fund, as described below. The payments to the Managers' Insurance fund or Pension Fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute amount to approximately 14.5% of wages, of which the employee contributes 66% and the employer contributes 34%.

Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers' Insurance or a Pension Fund. Each employee who agrees to participate in the Managers' Insurance plan contributes 5% of his or her base salary and we contribute 13.3%. Each employee who agrees to participate in the Pension Fund contributes 5.0% or 5.5% of his or her base salary and we contribute 14.3%. Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes 2.5% of his or her base salary and we contribute 7.5%.

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

E. Share Ownership

As of March 4, 2004, Monica Eisinger beneficially owns 4,410,000, or 21.0%, of our ordinary shares. In addition, Ms. Eisinger holds options to acquire an aggregate of 40,000 ordinary shares at an exercise price of $1.65 per share, which vest in equal installments on December 31 in each of 2004 and 2005 and expire on December 31, 2008.

As of March 4, 2004, Lior Salansky beneficially owns 2,671,140, or 12.7%, of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

See Item 7A "Major Shareholders" for details of the number of our ordinary shares beneficially owned, or that may be deemed to be beneficially owned, by our directors.

We have established stock option plans to provide for the issuance of options to our officers and employees. Under the plans, options to purchase our ordinary shares may be issued from time to time to our officers and employees at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. The option plans permit the issuance of options to acquire up to 4,308,000 ordinary shares. As of March 15, 2004, options to purchase 1,613,800 ordinary shares are outstanding and options for 427,400 ordinary shares have been exercised. The options vest over three to five years, commencing on the date of grant. Generally, options not previously exercised will expire approximately seven years after they are granted. In connection with the recent Israeli tax reform, our board of directors elected capital gains treatment in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for two years from the end of the tax year in which they were awarded, will be taxed as capital gains at a rate of 25%, and we will not be entitled to recognize an expense for the award of such options. On April 13, 2004, our annual general meeting resolved to extend our share option plans until December 31, 2010.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 4, 2004 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.
Name of Beneficial Owners	Total Shares Beneficially Owned(1)	Percentage of Ordinary Shares (2)
Monica Eisinger	4,410,000	21.00%
Rimon Ben-Shaoul(3)	3,772,204	18.00
Lior Salansky	2,671,140	12.70
Polar Communications Ltd.	3,772,204	18.00
Driehaus Capital Management, Inc.	1,299,869	6.20

(1) Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable on or within 60 days of March 4, 2004 and are treated as outstanding only for purposes of determining the percentage owned by such person.

(2) Based on 20,998,087 ordinary shares outstanding on March 4, 2004.

(3) Represents shares described with respect to Polar Communications Ltd. Mr. Ben-Shaoul, one of our directors, is a director of Polar Communications Ltd. Mr. Ben-Shaoul disclaims beneficial ownership of these shares.

As of March 4, 2004, 20,998,087 of our ordinary shares were outstanding. At such date, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 10,089,232 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees

As of the closing of our initial public offering in August 2000, a group of investment partnership known as Summit Partners beneficially owned 2,592,600 ordinary shares, of which 650,000 shares were non-voting shares. On June 27, 2002, the 650,000 non-voting shares were converted into 650,000 ordinary shares. Consequently, Summit Partners owned 12.5% of our outstanding ordinary shares. Between December 1, 2003 and December 17, 2003, Summit Partners sold 1,336,400 ordinary shares. On January 9, 2004, Summit Partners distributed its remaining 1,256,200 ordinary shares to its partners. Consequently, as of that date Summit Partners no longer own any of our ordinary shares.

As of March 31, 2001, Mr. Salansky beneficially owned 3,899,140 ordinary shares, representing 19.0% of our outstanding ordinary shares. Through March 4, 2004, Mr. Salansky sold ordinary shares and, as of March 4, 2004, he beneficially owned 2,671,140 ordinary shares, representing 12.7% of our outstanding ordinary shares.

Pursuant to a Share Sale and Purchase Agreement dated July 23, 2002, ADC Telecommunications Israel Ltd., which beneficially owned 4,502,000, or 21.8%, of our ordinary shares as of March 31, 2002, sold 4,166,554 of its shares to Polar Communications Ltd. Pursuant to said Share Sale and Purchase Agreement ADC Telecommunications Israel Ltd. agreed, among other matters, to vote for Mr. Ben-Shaoul's election to our board of directors at the general meeting of shareholders which took place during 2002. Consequently, Polar Communications Ltd. held 5,166,554 ordinary shares, representing 24.98% of our outstanding ordinary shares. Since then, through March 4, 2004, Polar Communications Ltd. sold 1,394,350 ordinary shares. Consequently, as set forth in the table above, as of March 4, 2004, Polar Communications Ltd. holds 3,772,204 ordinary shares, representing 17.96% of our outstanding ordinary shares.

B. Related Party Transactions In March 2000, we raised $12 million in a private placement of our securities to a group of investment partnership known as Summit Partners. In connection with the investment, we granted to two of our current principal shareholders, Monica Eisinger and Lior Salansky, and transferees of their shares unlimited incidental registration rights. In addition, we and our principal shareholders entered into a shareholders' agreement. The shareholders' agreement provides, among other things, that if Monica Eisinger or Lior Salansky desire to sell all or any part of the shares owned by them, other than in the public market, Ms. Eisinger or Mr. Salansky, as appropriate, are entitled to sell a pro rata portion of the shares proposed to be sold. Except for these limited co-sale rights, the shareholders agreement terminated immediately prior to the closing of our initial public offering in August 2000.

C. Interests of Experts and Counsel Not applicable.

Item 8.	Financial Information

Financial Statements

See Item 18.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Policy

In 2003, we adopted a new dividend policy. According to the new policy, we plan to distribute a cash dividend once in each calendar year in an amount equal to our net profits for the preceding calendar year, if any. The new policy commenced on 2004 with respect to our net profits for 2003. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements. There is no guarantee that we will have net profits in any given year, even if we have operating profit in that year. In the first quarter of 2004, we declared a cash dividend in the amount of $3.6 million, which was equal to our net profits for 2003.

In addition, in November 2003, the Company distributed to its shareholders approximately $2.9 million. Since we had insufficient retained earnings, the distribution was done by way of a reduction of share premium, representing a return of amounts paid in by shareholders, after due approval by an Israeli court in accordance with the Israeli Companies Law. Through March 31, 2000, we distributed to our shareholders all of our earnings from tax-exempt income. We did not distribute dividends in 2001 or 2002.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our ordinary shares have been quoted on the Nasdaq National Market under the symbol MNDO since August 8, 2000 and on the Tel Aviv Stock Exchange under the symbol MIND since July 15, 2002.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Nasdaq National Market. The table contains actual prices, without adjustment for dividends paid on our ordinary shares.
Calendar Year		Price Per Share
		High	Low
	2003	$6.34	$1.24
	2002	1.84	0.79
	2001	8.87	1.11
	2000 (commencing August 8, 2000)	14.12	6.50
Calendar Quarters		Price Per Share
		High	Low
2004	First Quarter	$6.33	$3.96

2003	First Quarter	1.45	1.24

	Second Quarter	2.9	1.35
	Third Quarter	4	2.49
	Fourth Quarter	6.34	3.4

2002	First Quarter	1.84	1.3
	Second Quarter	1.3	1.12
	Third Quarter	1.27	0.9
	Fourth Quarter	1.39	0.79

2001	First Quarter	8.87	1.53
	Second Quarter	3.18	1.34
	Third Quarter	3	1.41
	Fourth Quarter	1.87	1.11

Calendar Month

2004	January	6.33	5.12
	February	6.25	4.93
	March	5.13	3.96
	April	5.35	4.34
	May	5.13	4.34

2003	September	3.72	3.01
	October	3.95	3.4
	November	4.6	3.8
	December	6.34	4.75

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Tel Aviv Stock Exchange. The table contains actual prices in NIS, without adjustment for dividends paid on our ordinary shares.
	Calendar Year	Price Per Share
		High	Low
2003		NIS 27.93	NIS 4.99
2002	(commencing July 15, 2002)	5.89	4.99

	Calendar Quarters	Price Per Share
		High	Low
2004	First Quarter	NIS 28.53	NIS 18.59
2003	First Quarter	6.74	4.99
	Second Quarter	14.38	6.69
	Third Quarter	17.77	10.5
	Fourth Quarter	27.93	14.44
2002	First Quarter	5.89	4.99
	Second Quarter	4.99	4.99
	Calendar Month
2004	January	28.53	23.36
	February	27.81	22.11
	March	23.28	18.59
	April	24.57	19.58
	May	23.15	20.32
2003	October	17.99	14.44
	November	20.65	17.79
	December	27.93	20.19

B. Plan Of Distribution

Not applicable

C. Markets

Our ordinary shares are quoted on the Nasdaq National Market under the symbol MNDO. In addition, commencing July 11, 2002, our ordinary shares are quoted on the Tel-Aviv Stock Exchange under the symbol MIND and are included in the TELETEC index and, since January 1, 2004, the TA 100 index.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 9.	Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Associations

Objects and Purposes

We were first registered under Israeli law on April 6, 1995 as a private company, and on August 11, 2000 became a public company. Our registration number with the Israeli registrar of companies is 51-213448-7. The full details of our objects and purposes can be found in Section 2 of our Memorandum of Association filed with the Israeli registrar of companies. Among the objects and purposes stipulated are the following: "to engage in any kind of commercial and/or productive business and to engage in any action or endeavor which the company's managers consider to be beneficial to the company.'

Transfer of Shares and Notices

Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, we will provide at least 21 calendar days' prior notice of any general shareholders meeting.

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

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of our most recent financial statements or as accrued over a period of two years, whichever is higher, unless otherwise approved by a court order. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. Dividend or liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Nasdaq generally requires a quorum of 33-1/3%, but we have received an exemption from that requirement based on the generally accepted business practice for companies in Israel to have a quorum of 25%. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may designate with the consent of the shareholders voting on the matter adjourned. We did not request an exemption from Nasdaq with respect to the quorum for such adjourned meetings and therefore, in accordance with Nasdaq rules, the required quorum is 33-1/3% for such meetings.

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

any amendment to the articles of association;

an increase of the company's authorized share capital;

a merger; or

approval of certain actions and transactions which require shareholder approval.

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

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed by each party with the Israeli Registrar of Companies.

The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company and there is no majority shareholder in the company. These requirements do not apply if the acquisition is made in a private placement. If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

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
  a criminal charge from which he was acquitted; or
  a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent.

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

C.Material Contracts

None.

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

E. Taxation

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. Note that this tax structure and any resulting benefit may not apply for any income derived by our foreign subsidiaries, which subsidiaries may be taxed according to tax laws applicable to their country of residence. The following also contains a discussion of the material Israeli and United States tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or courts will accept the views expressed in the discussion in question.

Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the "Tax Reform", came into effect.

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
  Imposition of capital gains tax on real capital gains realized as of January 1, 2003 by individuals resident in Israel, from the sale of shares of companies publicly traded in the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares to non-Israeli shareholders, see "-Capital Gains Tax on the Sale of our Ordinary Shares - Non- Residents of Israel" below;
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
  Effectuation of a new regime for the taxation of shares and options issued to employees, officers and directors;
  Introduction of a tax rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived from sources outside of Israel.

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 36% of taxable income (and the general rate of capital gains tax in Israel to which Israeli companies are subject is 25%, other than gains deriving from the sale of listed securities, derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an "Approved Enterprise" (as defined below) may be considerably less, as further discussed below. On June 2, 2004, the Israeli government introduced a bill to the Israeli parliament proposing, among others, changes to the corporate tax rate. The bill proposes to reduce the corporate tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israeli parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill to us.

Law for the Encouragement of Capital Investments, 1959

General

The Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an "Approved Enterprise". The Investments Law is scheduled to expire on June 30, 2004. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the Investments Law is extended. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income derived from the specific Approved Enterprise. Under an amendment to the Investments Law that was made within the framework of the Tax Reform, it was clarified that tax benefits under the Investments Law will also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right of royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits under the Investments Law are usually not available with respect to income derived from products manufactured outside of Israel.

Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular rate of 36%, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents ("foreign investment level"). The tax rate is:

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

The Investments Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

The Alternative Path

A company owning an Approved Enterprise may elect to receive, in lieu of certain grants available to an Approved Enterprise, an alternative package of benefits. Under the alternative package, the company's undistributed income derived from an Approval Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the Investments Law for the remainder of the benefit period.

General Requirements by the Investment Center

The Investment Center bases its decision of whether to approve or reject a company's application for designation as an Approved Enterprise; among other things, on criteria set forth in the Investments Law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits, linked to the Israeli consumer price index and interest. These conditions include:

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

  the first Approved Enterprise commenced operations in 1995 and income derived and not distributed from this Approved Enterprise is exempt from tax for a period of ten years through 2004; and
  The period of benefits of the second approved enterprise has not yet commenced.

Dividends Taxation

When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is generally 10% to 25%, depending upon the extent to which non-Israeli shareholders hold our shares, and to withhold at source on behalf of the recipient of the dividend an additional 15% of the amount distributed. Through May 31, 2000 we distributed most of our income and paid corporate tax at the rate of 25%. In November 2003, we distributed to our shareholders approximately $3.0 million. Since at that time we had insufficient retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court in accordance with section 303 of the Israeli Companies Law. The Company was tax exempted according to an applicable tax ruling with respect to such distribution. In the first quarter of 2004, we declared a cash dividend in the amount of approximately $3.6 million, which equal to our net profits for 2003. We paid corporate tax on such dividend at the rate of 25%.

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from capital gains, interest and dividends, is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial production activity.

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

Taxation Under Inflationary Conditions

The Income Tax (Inflationary Adjustment) Law, 1985, commonly referred to as the Inflationary Adjustments Law, attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deduction and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. Our taxable income is determined under this law. However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28 of the following year) in which the rate of the increase of the price index would not exceeded, as applicable, 3%, that all or some of the provisions of this law will not apply to such fiscal year, or that the rate of increase of the price index relating to such fiscal year will be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

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

Capital Gains Tax on the Sale of our Ordinary Shares

General

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE"), (ii) Israeli companies publicly traded on the Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel or (iii) companies traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel .

This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

In December 2003, regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, will constitute the new tax basis for any future sale of such shares.

Non-Residents of Israel

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains are not derived from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not attributed to a permanent establishment in Israel and that such shareholders are not subject to the Inflationary Adjustment Law and did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Furthermore, under the income tax treaty between the U.S. and Israel, known as the U.S.-Israel Tax Treaty, a holder of ordinary shares who holds the ordinary shares as a capital asset and who qualifies as a U.S. resident within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty will be generally exempted from Israeli capital gains tax on the sale, exchange or disposition of ordinary shares unless: (i) the holder owned, directly or indirectly, 10% or more of our voting power at any time during the 12-month period before the sale, exchange or disposition; or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. However, such residents would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

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

U.S Residents

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of the issued voting shares throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5%, or 15% for dividends of income generated from an Approved Enterprise.

United States Federal Income Tax Considerations

Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of the ordinary shares to a U.S. holder.

A U.S. holder is:

  an individual citizen or resident of the United States;
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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the Asset Test. However, the legislative history of the U.S. Taxpayer Relief Act of 1997, referred to as the 1997 Act, indicates that for purposes of the Asset Test, "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." It is unclear under current interpretations of the 1997 Act whether other approaches could be employed to determine the value of our assets. Under the approach set forth in the legislative history to the 1997 Act, we believe that we would be deemed a PFIC for 2001 and for 2002, principally because a significant portion of our assets continued to consist of cash, cash equivalents and short-term investments from the proceeds of our initial public offering, coupled with the decline in the public market value of our ordinary shares during 2001 and 2002. Based on application of the approach of the 1997 Act, there is a reasonable likelihood that we may not be deemed a PFIC in 2003. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

Because less than 75% of our gross income in 2002 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years. In addition, we do not believe that application of the Asset Test would have resulted in our classification as a PFIC for any tax year prior to 2001.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2003.
Currency	Current Monetary Assets (Liabilities)-net (In thousands)
NIS	($51)
Euro	710
Pound sterling	112
Romanian lei	-3
Other non-dollar currencies	3
822

Our annual expenses paid in NIS are approximately $5.3 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $53,000for the year ended December 31 2003.

In the fourth quarter of 2003, we deposited an amount of $40 million with several banks for a period of between seven and ten years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the three-month LIBOR, as follows:

With respect to an amount of $14.0 million, for each day in which the three-month dollar LIBOR is below on agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth to seventh year, the deposit bears interest at the rate of 8.56% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposit and terminate this arrangement every six months.

With respect to ann amount of $10.0 million, similar terms as the $14.0 million deposit described above, except that the positive interest rate is 8.4% per annum.

With respect to an amount of $13.0 million, for each day in which the three-month dollar LIBOR is below an agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth to tenth year, the deposit bear interest of the rate of 9.7% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposits and terminate this arrangement at each anniversary of the deposit.

With respect to an amount of $3.0 million, for each day in which the three-month dollar LIBOR is below an agreed annual fixed rate of 7% in the first to tenth year, the deposit bears interest at the rate of 7.9% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposit and terminate this arrangement every six months. The bank with which we deposited this amount called the deposit on March 1, 2004.

We recognize interest income based on the expected interest rate receivable, which in the reported periods and as of December 31, 2003 is equal to the applicable positive interest rate.

As of December 31, 2003, we did not hold any instruments that are subject to risk arising from changes in equity prices. Also, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Part II

Item 12.	Description of Securities Other Than Equity Securities Not applicable.
Item 13.	Defaults, Dividend Arrearages and Delinquencies Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

E. Use of Proceeds

The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2003, all proceeds have been invested in highly liquid bank deposits.

Item 15.	Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

In addition, there were no changes in our internal control over financial reporting that occurred during 2003 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Audit Committee Financial Expert

Our board of directors has designated Mr. Amnon Neubach as our "audit committee financial expert" as defined by the SEC rules.

Item 16B.	Code of Ethics

In April 2004, our board of directors adopted our Code of Ethics, a code that applies to all of our directors and employees. Our Code of Ethics is filed as an exhibit to this annual report.

Item 16C.	Principal Accountant Fees And Services

In the annual meeting held in April 2004, our shareholders re-appointed Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:
	Year Ended December 31,
	2003	2002
Audit Fees	$35,000	$35,000
Audit-Related Fees	0	0
Tax Fees	5,000	5,000
All Other Fees	0
	____________________
Total	$40,000	$40,000

Tax Fees. Services comprising fees disclosed under this category includes: preparation of original and amended tax returns; claims for refund; tax advice and assistance related to: dividend distribution, approved enterprise and tax audits and appeals.

Our audit committee's policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.
Item 16D.	Exemptions from the Listing Standards for Audit Committees Not applicable.

Part III

Item 17.	Financial Statements Not applicable.
Item 18.	Financial Statements

The following consolidated financial statements and related auditors' reports are filed as part of this Annual Report.

REPORT OF INDEPENDENT AUDITORS

CONSOLIDATED FINANCIAL STATEMENTS:

Balance sheets

Statements of operations

Statements of changes in shareholders' equity

Statements of cash flows

Notes to financial statements

Item 19.	Exhibits
Exhibit No.	Exhibit
1.1**	Memorandum of Association, as amended
1.2**	Articles of Association, as amended
4.1***	MIND 1998 Share Option Plan
4.2****	MIND 2000 Share Option Plan
8***	List of Subsidiaries
10.2*	Registration Rights Agreement by and among MIND C.T.I. Ltd., Lior Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Investors listed therein, dated as of March 30, 2000
10.3*	Shareholders Agreement by and among MIND C.T.I. Ltd., Lior Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Purchasers listed therein, as amended by an amendment agreement dated July 10, 2000
10.6*	Waiver between Summit, ADC Teledata Communications Ltd., Monica Eisinger and Lior Salansky dated August 1, 2000
10.7***	Consent of Kesselman & Kesselman, independent auditors of MIND C.T.I. Ltd.
11***	Code of Ethics and Business Conduct
12.1***	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2***	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1***	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2***	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

* Incorporated by reference to MIND C.T.I. Ltd.'s Registration Statement (File 333-12266) on Form F-1.

** Incorporated by reference to MIND C.T.I. Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (Commission file number 000-31215).

*** Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
MIND CTI LTD. /s/ Monica Eisinger By: Monica Eisinger Title: President & CEO Date: 29-06-04

EXHIBIT 4.1

MIND C.T.I. LTD.
1998
SHARE OPTION PLAN

1. NAME
This Plan, as amended from time to time, shall be known as the Mind 1998 Share Option Plan (the "Option Plan").

2. PURPOSE OF THE OPTION PLAN
The Option Plan is intended as an incentive to retain, in the employ of Mind C.T.I. Ltd. (the "Company") and its subsidiaries, persons of training, experience, and ability, to attract new employees, whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the Option Plan approved by the board of directors of the company (the "Board"), which is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and any regulations, rules, orders of procedures promulgated thereunder ("Section 102") with respect to Options granted to employees of the Company pursuant to the Option Plan (the "Options"). The Option Plan is also intended to fulfill certain previous obligations of the Company to certain employees.

3. ADMINISTRATION OF THE OPTION PLAN
The Board or a share option committee appointed and maintained by the Board for such purpose (the "Committee") shall have the power to administer the Option Plan. Notwithstanding the above, the Board shall automatically have a residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason whatsoever.

The Committee shall consist of such number of members (not less than two (2) in number) as may be fixed by the Board. The Committee shall select one of its members as its chairman (the "Chairman") and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

Any member of such Committee shall not be eligible to receive Options under the Option Plan while serving on the Committee, unless otherwise specified herein.

The Committee shall have full power and authority (i) to designate participants; (ii) to determine the terms and provisions of respective Option agreements (which need not be identical) including, but not limited to, the number of shares in the Company to be covered by each Option, provisions concerning the time or times when and the extent to which the Options may be exercised and the nature and duration of restrictions as to transferability or restrictions constituting substantial risk of forfeiture; (iii) to accelerate the right of an Optionee to exercise, in whole or in part, any previously granted Option; (iv) to interpret the provisions and supervise the administration of the Option Plan; and - (v) to determine any other matter which is necessary or desirable for, or incidental to administration of the Option Plan.

All decisions and selections made by the Board or the Committee pursuant to the provisions of the Option Plan shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing and signed by a majority of the members who are authorized to make such decision shall be fully effective as if it had been made by a majority at a meeting duly held.

The interpretation and construction by the Committee of any provision of the Option Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board.

Subject to the Company decision, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Option Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4. DESIGNATION OF PARTICIPANTS
The persons eligible for participation in the Option Plan as recipients of Options shall include any employees of the Company or of any subsidiary of the Company. The grant of an Option hereunder shall neither entitle the recipient thereof to participate nor disqualify him from participating in, any other grant of Options pursuant to this Option Plan or any other option or stock plan of the Company or any of its affiliates. The Company reserves its right to issue an additional option plan for non-Israeli employees, that the Company may employ in the future.

Anything in the Option Plan to the contrary notwithstanding, all grants of Options to directors and office holders ("Nosei Misra" - as such term is defined in the Companies Law 5759-1999 - the "Companies Law") shall be authorized and implemented only in accordance with the provisions of the Companies Law , as in effect from time to time.

5. TRUSTEE
The Options which shall be granted to employees of the Company (and/or any subsidiary thereof) and/or any Shares (as defined below) issued upon exercise of such Options and/or other shares received subsequently following any realization of rights, shall be issued to a Trustee nominated by the Committee, and approved in accordance with the provisions of Section 102 - (the "Trustee") and held for the benefit of the Optionees for a period of not less than two years (24 months) from the date of grant, or such other period as shall be required in order to comply with the provisions of Section 102 as amended from time to time.

Anything to the contrary notwithstanding, the Trustee shall not release any Options and/or any Shares issued upon exercise of Options, prior to the full payment by the Optionee of taxes as required by Section 102 and the applicable rules arising from Options which were granted to him and/or any Shares issued upon exercise of such Options.

The Optionee shall report to the Trustee at the end of each year that he is an Israeli resident or that he has ceased from being an Israeli resident.

Upon receipt of the Option, the Optionee will sign an undertaking to exempt the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Option Plan, or any Option or Share granted to him thereunder.

6. SHARES RESERVED FOR THE OPTION PLAN
Subject to adjustments as set forth in Section 8 below, a total of 4,308,000 (four million, three hundred and eight thousand) Ordinary Shares, of NIS 0.01 par value (the "Shares") shall be subject to the Option Plan. The Shares subject to the Option Plan are hereby reserved for such purpose in the authorized share capital of the Company and may only be issued in accordance with the terms hereof. Any of such Shares which may remain unissued and which are not subject to outstanding Options at the termination of the Option Plan shall cease to be reserved for the purpose of the Option Plan, but until termination of the Option Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Option Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares therefore subject to such Option may again be subjected to an Option under the Option Plan.

7. OPTION PRICE

7.1. The purchase price of each Share subject to an Option or any portion thereof shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. As of the date of adoption of the Option Plan, the Board has instructed the Committee to determine the purchase price of each Share, at a price which is not less then the price per share, according to the most recent evaluation of the Company in any investment or other capital transaction.

7.2. The Option price shall be payable upon the exercise of the Option in a form satisfactory to the Committee and conforming to Section 102, including without limitation, by cash or cheque. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

8. ADJUSTMENTS
Upon the occurrence of any of the following described events, Optionee's rights to purchase Shares under the Option Plan shall be adjusted as hereafter provided:

8.1. If the outstanding shares of the Company shall at anytime be changed or exchanged by declaration of a stock dividend, stock split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of Shares subject to this Option Plan or subject to any Options therefore granted, and the Option prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Option price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights on outstanding stock or by reason of conversion of any Management Shares or preferred shares of the Company into Ordinary Shares (regardless of the ratio of such conversion). Upon occurrence of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the Option Plan (as set forth in paragraph 6 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board who's determination shall be final.

Anything herein to the contrary notwithstanding, if prior to the completion of an initial public offering of the Company's securities ("IPO"), all or substantially all of the shares of the Company are to be sold, or upon a merger or reorganization or the like, the shares of the Company, or any class thereof, are to be exchanged for securities of another Company, then in such event, each Optionee shall be obliged to sell or exchange, as the case may be, the shares such Optionee purchased under the Option Plan, in accordance with the instructions then issued by the Board whose determination shall be final. Upon the occurrence of any such transactions, all unexersized Options shall be immediately and completely terminated.

9. TERM AND EXERCISE OF OPTIONS

9.1. Options shall be exercised by the Optionee by giving written notice to the Company, in such form and method as may be determined by the Company and the Trustee and conforming Section 102, which exercise shall be effective upon receipt of such notice by the Company at its principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

9.2. Each Option granted under this Option Plan shall be exercisable only following the vesting dates and for the number of Shares as shall be provided in Exhibit B to the Option agreement (the "Expiration Date"). However no Option shall be exercisable after the Expiration Date, as defined for each Optionee in his Option agreement.

9.3. Options granted under the Option Plan shall not be transferable by Optionees other than by will or laws of descent and distribution, and during an Optionee's lifetime shall be exercisable only by that Optionee.

9.4. The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested, prior to the Expiration Date, and provided that, subject to the provisions of Section 9.6 below, the Optionee is an employee of the Company or any of its subsidiaries, at all times during the period beginning with the granting of the Option and ending upon the date of exercise of the relevant Options.

9.5. Subject to the provisions of Section 9.6 below, in the event of termination of the Optionee's employment with the Company or any of its subsidiaries, all Options granted to him, which have not yet been exercised, will immediately expire. A notice of termination of employment by either the Company or the Optionee shall be deemed to constitute termination of employment.

9.6. Notwithstanding anything to the contrary hereinabove, an Option may be exercised after the date of termination of Optionee's employment with the Company or any subsidiary of the Company during an additional period of time beyond the date of such termination, but only with respect to the number of Options vested at the time of such termination, according to the vesting periods of the Options, set forth in Section 10 below, if: (i) termination is without Cause (as defined below), for a period of three (3) months from the termination of Employment, (ii) termination is the result of death or disability of the Optionee, in which event any Options still in force and unexpired may be exercised within a period of one year from the date of termination, but only with respect to the number of Options already vested at the time of such termination according to the vesting periods of the Options. The term "Cause" shall mean any action, omission or state of affairs related to the Optionee which the Board decides, in its sole discretion, is against the interests of the Company.

9.7. The holders of Options shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any part of an Option unless and until, following exercise but subject always to the provisions of Section 5 above, registration of the Optionee as holder of such Shares in the Company's register of members.

9.8 Any form of Option agreement authorized by the Option Plan may contain such other provisions as the Committee may, from time to time, deem advisable.

10. VESTING OF OPTIONS
Notwithstanding anything to the contrary, any Option may be exercised only to the extent that such Option was vested. Each option granted hereunder shall be vested, in whole or in part, as determined by the Committee in its sole and absolute discretion, provided that the Optionee is an employee of the Company or any of its subsidiaries, at all times during the period beginning with the granting of the Option and ending upon the date of vesting of any portion of the Option.

11. DIVIDENDS
With respect to all Shares (in contrary to unexercised Options) issued upon the exercise of Options purchased by the Optionee and held by the Trustee, the Optionee shall be entitled to receive dividends and/or any other benefits in accordance with the quantity of such Shares, and subject to any applicable taxation on distribution of dividends. During the period in which Shares issued to the Trustee on behalf of an Optionee are held by the Trustee, the cash dividends paid with respect thereto shall be paid to the Trustee and transferred to the Optionee by the Trustee after verifying that the applicable tax has been paid with regards to such dividends. In the case that the Company distributes bonus shares or rights for shares with respect to the Shares issued upon the exercise of Options purchased by the Optionee and held by the Trustee, those bonus shares or rights shall also be issued to the Trustee and all the requirements of Section 102 will be applicable to them.

12. ASSIGNABILITY AND SALE OF OPTIONS
No Option, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

As long as the Shares are held by the Trustee in favor of the Optionee, then all rights of the optionee possessed in the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

13. TERM OF THE OPTION PLAN
The Option Plan shall be effective as of the day it was adopted by the Board and shall terminate on December 31, 2010.

14. AMENDMENTS OR TERMINATION
The Board may, at any time and from time to time, amend, alter or discontinue the Option Plan, except that no amendment or alteration shall be made which would impair the rights of the holder of any Option therefore granted, without his consent.

15. GOVERNMENT REGULATIONS
The Option Plan, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

16. CONTINUANCE OF EMPLOYMENT
Neither the Option Plan nor the Option agreement with the Optionee shall impose any obligation on the Company or a subsidiary thereof, to continue any Optionee in its employ, and nothing in the Option Plan or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ of the Company or a subsidiary thereof or restrict the right of the Company or a subsidiary thereof to terminate such employment at any time.

17. GOVERNING LAW AND JURISDICTION
This Option Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Option Plan.

18. ARBITRATION
Any dispute in relation with this Option Plan and the exercise of rights thereunder, shall be brought to arbitration of the legal counsel to the Company (the "Arbitrator"), who shall decide on such dispute in accordance with the provisions of the Arbitration Law - 1968 and its supplement. The decision of the Arbitrator shall be final and shall bind the Company and the Optionee.

19. TAX CONSEQUENCES Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

The Committee and/or the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

20. NON-EXCLUSIVITY OF THE OPTION PLAN The adoption of the Option Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock Options otherwise then under the Option Plan, and such arrangements may be either applicable generally or only in specific cases. For the avoidance of doubt, prior grants of options to employees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

21. MULTIPLE AGREEMENTS The terms of each Option may differ from other Options granted under the Option Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Optionee during the term of the Option Plan, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.

EXHIBIT 4.2

MIND C.T.I. LTD.
2000
SHARE OPTION PLAN

1 NAME
This Plan, as amended from time to time, shall be known as the Mind 2000 Share Option Plan (the "Option Plan").

This plan is consequential to the Mind 1998 Stock Option Plan (the "1998 Option Plan">).

2 PURPOSE OF THE OPTION PLAN
The Option Plan is intended as an incentive to retain, in the employ or in the service of Mind C.T.I. Ltd. (the "Company") and its subsidiaries, persons of training, experience, and ability, to attract new employees and key officers (including non-Israeli employees and key officers), whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the Option Plan approved by the board of directors of the Company (the "Board") The Option Plan is also intended to fulfill certain previous obligations of the Company to certain employees, directors and key officers.

3 ADMINISTRATION OF THE OPTION PLAN
The Board or a share option committee appointed and maintained by the Board for such purpose (the "Committee") shall have the power to administer the Option Plan. Notwithstanding the above, the Board shall automatically have a residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason whatsoever.

The Committee shall consist of such number of members (not less than two (2) in number) as may be fixed by the Board. The Committee shall select one of its members as its chairman (the "Chairman") and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

The Committee shall have full power and authority (i) to designate participants; (ii) to determine the terms and provisions of respective Option agreements (which need not be identical) including, but not limited to, the number of shares in the Company to be covered by each Option, provisions concerning the time or times when and the extent to which the Options may be exercised and the nature and duration of restrictions as to transferability or restrictions constituting substantial risk of forfeiture; (iii) to accelerate the right of an Optionee to exercise, in whole or in part, any previously granted Option; (iv) to interpret the provisions and supervise the administration of the Option Plan; and - (v) to determine any other matter which is necessary or desirable for, or incidental to administration of the Option Plan.

All decisions and selections made by the Board or the Committee pursuant to the provisions of the Option Plan shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing and signed by a majority of the members who are authorized to make such decision shall be fully effective as if it had been made by a majority at a meeting duly held.

The interpretation and construction by the Committee of any provision of the Option Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board.

Subject to the Company decision, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Option Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4 DESIGNATION OF PARTICIPANTS
The persons eligible for participation in the Option Plan as recipients of Options shall include any employees, directors or key officers of the Company or of any subsidiary of the Company. The grant of an Option hereunder shall neither entitle the recipient thereof to participate nor disqualify him from participating in, any other grant of Options pursuant to this Option Plan or any other option or stock plan of the Company or any of its affiliates.

Anything in the Option Plan to the contrary notwithstanding, all grants of Options to directors and office holders ("Nosei Misra" - as such term is defined in the Companies Act, 1999 - the "Companies Act") shall be authorized and implemented only in accordance with the provisions of the Companies Act, as in effect from time to time.

5 SHARES RESERVED FOR THE OPTION PLAN
Subject to adjustments as set forth in Section 7 below, a total of 4,308,000 (four million, three hundred and eight thousand) Ordinary Shares, of NIS 0.01 par value (the "Shares") shall be subject to the Option Plan and the 1998 Option Plan. The Shares subject to the Option Plan are hereby reserved for such purpose in the authorized share capital of the Company and may only be issued in accordance with the terms hereof. Any of such Shares which may remain unissued and which are not subject to outstanding Options at the termination of the Option Plan shall cease to be reserved for the purpose of the Option Plan, but until termination of the Option Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Option Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares therefore subject to such Option may again be subjected to an Option under the Option Plan.

6 OPTION PRICE

6.1 The purchase price of each Share subject to an Option or any portion thereof shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. As of the date of adoption of the Option Plan, the Board has instructed the Committee to determine the purchase price of each Share, at a price which is not less then the price per share, according to the most recent evaluation of the Company in any investment or other capital transaction.

6.2 The Option price shall be payable upon the exercise of the Option in a form satisfactory to the Committee , including without limitation, by cash or cheque. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

7 ADJUSTMENTS
Upon the occurrence of any of the following described events, Optionee's rights to purchase Shares under the Option Plan shall be adjusted as hereafter provided:

7.1 If the outstanding shares of the Company shall at anytime be changed or exchanged by declaration of a stock dividend, stock split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of Shares subject to this Option Plan or subject to any Options therefore granted, and the Option prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Option price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights on outstanding stock or by reason of conversion of any Management Shares of the Company into Ordinary Shares (regardless of the ratio of such conversion). Upon occurrence of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the Option Plan (as set forth in paragraph 6 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board who's determination shall be final.

7.2 Anything herein to the contrary notwithstanding, if prior to the completion of an initial public offering of the Company's securities ("IPO"), all or substantially all of the shares of the Company are to be sold, or upon a merger or reorganization or the like, the shares of the Company, or any class thereof, are to be exchanged for securities of another Company, then in such event, each Optionee shall be obliged to sell or exchange, as the case may be, the shares such Optionee purchased under the Option Plan, in accordance with the instructions then issued by the Board whose determination shall be final. Upon the occurrence of any such transactions, all unexercized Options shall be immediately and completely terminated. 8 TERM AND EXERCISE OF OPTIONS

8.1 Options shall be exercised by the Optionee by giving written notice to the Company, in such form and method as may be determined by the Company , which exercise shall be effective upon receipt of such notice by the Company at its principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

8.2 Each Option granted under this Option Plan shall be exercisable only following the vesting dates and for the number of Shares as shall be provided in Exhibit B to the Option agreement (the "Expiration Date"). However no Option shall be exercisable after the Expiration Date, as defined for each Optionee in his Option agreement.

8.3 Options granted under the Option Plan shall not be transferable by Optionees other than by will or laws of descent and distribution, and during an Optionee's lifetime shall be exercisable only by that Optionee.

8.4 The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested, prior to the Expiration Date, and provided that, subject to the provisions of Section 8.6 below, the Optionee is an employee, director or key officer of the Company or any of its subsidiaries, at all times during the period beginning with the granting of the Option and ending upon the date of exercise of the relevant Options.

8.5 Subject to the provisions of Section 8.6 below, in the event of termination of the Optionee's employment or relationship with the Company or any of its subsidiaries, all Options granted to him, which have not yet been exercised, will immediately expire. A notice of termination of employment or relationship by either the Company or the Optionee shall be deemed to constitute termination of employment or relationship, as the case may be.

8.6 Notwithstanding anything to the contrary hereinabove, an Option may be exercised after the date of termination of Optionee's employment or relationship with the Company or any subsidiary of the Company during an additional period of time beyond the date of such termination, but only with respect to the number of Options vested at the time of such termination, according to the vesting periods of the Options, set forth in Section 9 below, if: (i) termination is without Cause (as defined below), for a period of six months from the termination of Employment, (ii) termination is the result of death or disability of the Optionee, in which event any Options still in force and unexpired may be exercised within a period of one year from the date of termination, but only with respect to the number of Options already vested at the time of such termination according to the vesting periods of the Options. The term "Cause" shall mean any action, omission or state of affairs related to the Optionee which the Board decides, in its sole discretion, is against the interests of the Company.

8.7 The holders of Options shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any part of an Option unless and until, following exercise , registration of the Optionee as holder of such Shares in the Company's register of members.

8.8 Any form of Option agreement authorized by the Option Plan may contain such other provisions as the Committee may, from time to time, deem advisable.

9 VESTING OF OPTIONS
Notwithstanding anything to the contrary, any Option may be exercised only to the extent that such Option was vested. Each option granted hereunder shall be vested, in whole or in part, as determined by the Committee in its sole and absolute discretion, provided that the Optionee is an employee, director or key officer of the Company or any of its subsidiaries, at all times during the period beginning with the granting of the Option and ending upon the date of vesting of any portion of the Option.

10 DIVIDENDS
With respect to all Shares (in contrary to unexercised Options) issued upon the exercise of Options purchased by the Optionee , the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, and subject to any applicable taxation on distribution of dividends.

11 ASSIGNABILITY AND SALE OF OPTIONS
No Option, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

12 TERM OF THE OPTION PLAN
The Option Plan shall be effective as of the day it was adopted by the Board and shall terminate on December 31, 2010.

13 AMENDMENTS OR TERMINATION
The Board may, at any time and from time to time, amend, alter or discontinue the Option Plan, except that no amendment or alteration shall be made which would impair the rights of the holder of any Option therefore granted, without his consent.

14 GOVERNMENT REGULATIONS
The Option Plan, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

15 CONTINUANCE OF EMPLOYMENT
Neither the Option Plan nor the Option agreement with the Optionee shall impose any obligation on the Company or a subsidiary thereof, to continue any Optionee in its employ or service, and nothing in the Option Plan or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or a subsidiary thereof or restrict the right of the Company or a subsidiary thereof to terminate such employment at any time.

16 GOVERNING LAW AND JURISDICTION
This Option Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Option Plan.

17 ARBITRATION
Any dispute in relation with this Option Plan and the exercise of rights thereunder, shall be brought to arbitration of the legal counsel to the Company (the "Arbitrator"), who shall decide on such dispute in accordance with the provisions of the Arbitration Law - 1968 and its supplement. The decision of the Arbitrator shall be final and shall bind the Company and the Optionee.

18 TAX CONSEQUENCES
Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company or the Optionee), hereunder, shall be borne solely by the Optionee. The Company shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee. The Committee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

19 NON-EXCLUSIVITY OF THE OPTION PLAN
The adoption of the Option Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock Options otherwise than under the Option Plan, and such arrangements may be either applicable generally or only in specific cases. For the avoidance of doubt, prior grants of options to employees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

20 MULTIPLE AGREEMENTS
The terms of each Option may differ from other Options granted under the Option Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Optionee during the term of the Option Plan, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.

EXHIBIT 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
MIND C.T.I. Inc.	New Jersey
MIND Software SRL	Romania
DIROT COMP SRL	Romania

EXHIBIT 10.7

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration No. 333-100804 and No. 333-54632) of MIND C.T.I. Ltd. of our report dated February 10, 2004 relating to the consolidated financial statements, which appears in this Form 20-F.

Tel-Aviv, Israel June 24, 2004	/s/ Kesselman & Kesselman Kesselman & Kesselman Certified Public Accountants (Isr.)

EXHIBIT 11

MIND C.T.I. LTD.
Code of Ethics and Business Conduct

I. Introduction
This Code of Ethics and Business Conduct, which we refer to as this "Code," applies to all the directors, officers and employees of MIND C.T.I. Ltd. and its affiliates (together, "MIND" or "we").

This Code will assist you to appreciate the importance we place on integrity and ethical business conduct and will assist us to prevent wrongdoing. We expect that you will uphold these principles, but since this Code does not purport to provide answers to all questions that might arise, we must rely on you to exercise common sense and good judgment of what is right, including a sense of when it is proper for you to seek guidance from others.

The purpose of this Code is to codify those standards that MIND believes are reasonably designed to deter wrong-doing and to promote, among other things, adherence to the following principles:

  Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships:
  Full, fair, accurate, timely and understandable disclosure in reports and documents that MIND files with, or submits to, the U.S. Securities and Exchange Commission and Israeli Securities Authority and in other public communications made by MIND;
  Compliance with applicable governmental laws, rules and regulations;
  The prompt internal reporting of violations of this Code; and
  Accountability for adherence to this Code.

No provision of this Code, however, is intended to create any right in favor of any third party, including any shareholder, officer, director or employee of MIND or any subsidiary thereof, in the event of a violation of any provision of this Code.

II. Conflicts of Interest
Although you are generally free to engage in personal business and other activities outside MIND outside ordinary business hours, this freedom is not unlimited and you should generally avoid conflicts of interest.

A "conflict of interest" occurs whenever your personal interests interfere or may interfere in any way, or appear to interfere, with the best interests of MIND. For example, a conflict can arise if you take actions or have interests that may make it difficult to perform your work for MIND objectively. Conflicts of interest may also arise when you or a member of your family receives improper personal benefits as a result of your position in MIND, whether received from us or a third party.

III. Full and Fair Public Disclosure MIND is a public company and our shares are listed for trading on the Nasdaq National Market and the Tel-Aviv Stock Exchange. This means, among other things, that we must keep our shareholders, prospective investors and the public at large apprised of material information or developments concerning us and that our filings with the SEC and the Israeli Securities Authority be accurate and timely.

We need to ensure that public communications about material events or developments concerning us are disseminated to the public in accordance with all applicable legal and regulatory requirements. You can assist us in achieving these goals by, among other things, complying with the following guidelines:

  If you are responsible for preparing our public disclosures, press releases, etc. or provide information to our people who are part of this process, you should do your best to make sure that such disclosure or information is full, fair, accurate and understandable.
  MIND's books and records, including financial statements and reports on which such financials are based, must accurately and fairly present all our transactions in reasonable detail.

MIND designates a limited number of spokespersons responsible for communication of material information or commenting on material developments. Directors, officers and employees who are not authorized spokespersons may not disclose to the public any non-public material information and may not respond to inquiries on any material issue, unless specifically asked to do so by an authorized spokesperson. Any inquiries from the investment community should be referred to MIND's Chief Financial Officer.

IV. Compliance with Law and Regulations Needless to say, people at MIND are required to comply and strictly adhere to all applicable laws, rules and regulations, in Israel and around the globe.

This Code does not summarize all laws, rules and regulations applicable to us or you. However, ignorance of the law is no excuse. As our operations are worldwide, we also must be receptive to the different local laws and rules that apply to our business. Thus, you should become familiar with the applicable laws and regulations that apply to the nature of your work. This does not mean that you must be a legal expert but rather that you will be able to suspect when a compliance issue exists and further guidance is warranted.

Also, all directors, officers and employees of MIND must comply with MIND's Insider Trading Policy.

V. Enforcement of this Code Each officer, director and employee shall be personally responsible and accountable for his or her adherence to the provisions of this Code. We will take appropriate disciplinary actions for violations of this Code. Such disciplinary actions include, but are not limited to, penalties and demotions and even dismissals. Disciplinary actions may also extend to the violator's supervisor, insofar as we determine that he or she was also at fault by his or her actions or inactions.

If you know of, or reasonably suspect, a violation of applicable laws, rules or regulations, of this Code or other policies of MIND, including any evidence of fraud occurring in your region, business segment or unit, and that involves any employee or agent of MIND, you must promptly report such information to your supervisor or a member of senior management, as you deem appropriate.

If you deem appropriate, particularly if the matter concerns accounting, auditing or internal control issues, you may report any such matter directly to the Chairman of the Audit Committee. Such submissions may be sent by registered mail to the attention of the Chairman of the Audit Committee at the principal executive offices of the Company. You may also contact the Chairman of the Audit Committee according to the e-mail address and/or telephone number details provided in the Exhibit to this document. An employee making the report may also elect to make the report on a confidential, anonymous basis, but such reports should be clearly marked "CONFIDENTIAL", such report must be sent by registered mail to the attention of the Chairman of the Audit Committee at the principal executive offices of the Company. Confidentiality of such reports will be protected, subject to applicable law, regulation or legal proceedings.

Any report submitted should contain the facts forming the basis of your belief. The report should be sufficiently detailed to ensure a clear understanding of the issues raised. The report should be candid and set forth all of the information known regarding the allegation or concern, including the identity of the individuals involved. If the report contains only unspecified, unsupported allegations, it may not result in the commencement of an investigation. Particular care should be taken to comply with these requirements in instances where the report is made anonymously, as there may be limited or no opportunity to obtain information that is not initially supplied.

MIND policy prohibits discrimination, harassment and/or retaliation against any employee who in good faith provides any information or otherwise assists in any investigation or proceeding regarding any matters of legal or regulatory concern. Any employee who believes that he or she has been the subject of any such prohibited discrimination, harassment and/or retaliation is strongly encourage to report immediately the facts thereof to such employee's supervisor or manager, to Human Resources directly or to the Chairman of the Audit Committee. Employees who make reports, in good faith, of suspected violations of applicable laws, rules or regulations, of this Code or other policies of MIND, or regarding accounting or audit issues as described above, to our personnel or the Chairman of the Audit Committee, as applicable, will be protected from retaliation, such as demotion or involuntary termination of employment, as a result of their reports.

This Code applies to all officers, directors and employees of MIND. It is also intended to constitute a "code of ethics" under the rules of the U.S. Securities and Exchange Commission. Any waiver of this Code for executive officers or directors of MIND may only be made with the approval of the MIND's Board of Directors or a committee designated thereby. Any such waiver must be disclosed to the public by MIND.

Exhibit to Code of Ethics

Chairman of the Audit Committee: Mr. Amnon Neubach
Mail Address: MIND C.T.I. Ltd. Building no. 7, Industrial Park, POB 144, Yoqneam Ilite, 20692 Israel
Attention: Chairman of the Audit Committee

e-mail address: neubacha@netvision.net.il

telephone number: 050-6332211

EXHIBIT 12.1

Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

I, Monica Eisinger, President and Chief Executive Officer of MIND C.T.I. Ltd., certify that:

  "I have reviewed this annual report on Form 20-F of MIND C.T.I. Ltd.: "Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; "Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report; "The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
    "designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared; "evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and "disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
  "The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
    "all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and "any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: 29-06-04	/s/ Monica Eisinger Monica Eisinger President and Chief Executive Officer (Principal Executive Officer)
MIND CTI LTD. /s/ Monica Eisinger By: Monica Eisinger Title: President & CEO Date: 29-06-04

EXHIBIT 12.2

Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

I, Arie Ganot, Chief Financial Officer of MIND C.T.I. Ltd., certify that:

  " I have reviewed this annual report on Form 20-F of MIND C.T.I. Ltd.: " Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; " Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report; " The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;
    evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: 29-06-04	/s/ Arie Ganot Arie Ganot Chief Financial Officer (Principal Financial Officer)

Exhibit 13.1

Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2003 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Monica Eisinger, President and Chief Executive Officer of the Company, certify that:

  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 29-06-04

/s/ Monica Eisinger
Monica Eisinger
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 13.2

Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2003 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Arie Ganot, Chief Financial Officer of the Company, certify that:

  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: 29-06-04

/s/ Arie Ganot
Arie Ganot
Chief Financial Officer
(Principal Financial Officer)

MIND C.T.I. LTD.
(An Israeli Corporation)
2003 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Israel Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
MIND C.T.I. LTD.

We have audited the consolidated balance sheets of MIND C.T.I. Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel Kesselman & Kesselman February 10, 2004 Certified Public Accountants (Isr.)
Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
	(In thousands of U.S. dollars)
A s s e t s
CURRENT ASSETS (note 8):
Cash and cash equivalents (note 9a)	$4,391	$ 11,312
Accounts receivable (note 9b):
Trade	2,181	2,026
Other	864	658
Inventories	11	14
	--------	--------
T o t a l current assets	7,447	14,010
LONG-TERM BANK DEPOSITS (note 9c)	40,482	31,631
PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization (note 2)	1,182	1,363
OTHER ASSETS, net of accumulated amortization (note 3)	868	963
	--------	--------
T o t a l assets	$49,979	$ 47,967

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 8) -
accounts payable and accruals:
Trade	$718	$ 167
Deferred revenues (note 1i)	1,607	1,526
Other (note 9d)	1,116	983
	--------	--------
T o t a l current liabilities	3,441	2,676
EMPLOYEE RIGHTS UPON RETIREMENT (note 4)	998	809
COMMITMENTS (note 5)
T o t a l liabilities	4,439	3,485
SHAREHOLDERS' EQUITY (note 6): Share capital - ordinary shares of NIS 0.01 par value (authorized - 88,000,000 shares; issued and outstanding: December 31, 2003 - 20,997,320 shares; December 31, 2002 - 20,686,220 shares)	53	52
Additional paid-in capital	58,514	61,090
Accumulated deficit	-13,027	-16,660
	--------	--------
T o t a l shareholders' equity	45,540	44,482
	--------	--------
T o t a l liabilities and shareholders' equity	$49,979	$47,967
 /s/ Monica Eisinger     ) Chairperson of the Board of Directors,
 ___________________
 Monica Eisinger         ) President and Chief Executive Officer

 /s/ Zamir Bar-Zion       )
 ___________________
 Zamir Bar-Zion           ) Director

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2003	2002	2001
(In thousands of U.S. dollars, except per share data)
REVENUES (note 10a):
Sales of licenses	$8,105	$ 6,535	$ 7,108
Services	4,831	3,473	3,361
	--------	--------	--------
	12,936	10,008	10,469
COST OF REVENUES	3,208	2,479	2,242
	--------	--------	--------
GROSS PROFIT	9,728	7,529	8,227
RESEARCH AND DEVELOPMENT EXPENSES (note 10b)	3,319	3,723	4,423
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	4,065	4,154	6,767
General and administrative (note 10c)	1,149	1,279	3,097
	--------	--------	--------
OPERATING INCOME (LOSS)	1,195	-1,627	-6,060
FINANCIAL AND OTHER INCOME - net (note 10d)	2,607	2,078	1,588
INCOME (LOSS) BEFORE TAXES ON INCOME	3,802	451	-4,472
TAXES ON INCOME (note 7)	169	117	7
	--------	--------	--------
INCOME (LOSS) BEFORE MINORITY INTEREST	3,633	334	-4,479
MINORITY INTEREST IN LOSSES OF A SUBSIDIARY			89
	--------	--------	--------
NET INCOME (LOSS) FOR THE YEAR	$3,633	$ 334	($4,390)
EARNINGS (LOSS) PER ORDINARY SHARE (note 10e):
Basic	$0.18	$0.02	($0.21)
Diluted	$0.17	$0.02	($0.21)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS (LOSS)
PER ORDINARY SHARE - IN THOUSANDS (note 10e):
Basic	20,732	20,677	20,654
Diluted	21,143	20,761	20,654

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Deferred stock compensation	Accumulated Deficit	Total
	Number of shares	Amount
	(In thousands)	(In thousands of U.S. dollars)
BALANCE AT JANUARY 1, 2001	20,566	$51	$61,233	($453)	($12,604)	$48,227
CHANGES DURING 2001:
Net loss					-4,390	-4,390
Employee stock options exercised and paid	88	1	32			33
Decrease in deferred compensation related to employee stock option grants as a result Of forfeiting of options			-187	187	-,-	-,-
Amortization of deferred compensation related to employee stock option grants				121		121
BALANCE AT DECEMBER 31, 2001	20,654	52	61,078	-145	-16,994	43,991
CHANGES DURING 2002:
Net income					334	334
Employee stock options exercised and paid	32	*	19			19
Decrease in deferred compensation related to employee stock option grants as a resultof forfeiting of options			-7	7		-,-
Amortization of deferred compensation related to employee stock option grants				138		138
BALANCE AT DECEMBER 31, 2002	20,686	52	61,090	-,-	-16,660	44,482
CHANGES DURING 2003:
Net income					3,633	3,633
Dividend paid out of share premium (note 6a)			-2,929			-2,929
Employee stock options exercised and paid	311	1	353			354
BALANCE AT DECEMBER 31, 2003	20,997	$53	$58,514	$-,-	($13,027)	$45,540

* Represents an amount less than $1,000.
The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 3,633	$ 334	$ (4,390)
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Minority interest in losses of a subsidiary			-89
Depreciation and amortization	806	944	805
Deferred income taxes - net	-8	16	-4
Compensation expense resulting from options granted to employees		138	121
Accrued severance pay	84 189	37	83 (4)
Capital loss (gain) on sale of property and equipment - net	-35	14	-2
Write-off of an investment in a company			93
Loss from trading securities			2
Interest accrued on long-term bank deposits	-2,159	-1,631
Proceeds from sale of trading securities			101
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	-155	888	2,675
Other	-198	281	514
Increase (decrease) in accounts payable and accruals:
Trade	551	-318	-470
Other	214	1,023	-1,415
Decrease (increase) in inventories	3	12	-6
	--------	--------	--------
Net cash provided by (used in) operating activities	2,841	1,738	(2,069)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-499	-180	-831
Amounts withdrawn (funded) in respect of accrued severance pay	-105	-37	87
Purchase of intangible assets, see note 3			-1,000
Investment in long-term bank deposits, see note 9c	-77,000	-30,000
Withdrawal of long-term bank deposits, see note 9c	70,308
Proceeds from sale of property and equipment	109	49	130
Net cash used in investing activities	(7,187)	(30,168)	(1,614)
CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	354	19	33
Dividend paid out of share premium	-2,929
	--------	--------	--------
Net cash provided by (used in) financing activities	-2,575	19	33
DECREASE IN CASH AND CASH EQUIVALENTS	-6,921	-28,411	-3,650
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	11,312	39,723	43,373
	--------	--------	--------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,391	$ 11,312	$ 39,723
SUPPLEMENTAL DISCLOSURE OF CASH

FLOW AND NON-CASH ACTIVITIES -
cash paid during the year for income tax	$61	$ 60	$ 125

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

  General:
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

    In the years ended December 31, 2003, 2002 and 2001, 34%, 21% and 29%, respectively, of total revenues were derived from two major customers, see note 10a.

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
    Use of estimates in preparation of financial statements
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates
    Functional currency
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

  Principles of consolidation:
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
  Property and equipment:
    These assets are stated at cost.
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

  Intangible assets
  These assets represent technology and customer base acquired (see note 3) and are stated at cost and amortized by the straight-line method over a period of five years.
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

  Deferred income taxes:
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
    Commencing 2003, the Company changed its policy with regard to distribution of dividends out of earnings derived from tax exempt income (see also note 7a), and as a result, the Company is providing deferred taxes in respect of such income. Previously, no deferred taxes had been provided, as the Company had intended permanently to reinvest the amounts of all such income and did not intend to cause dividend distribution from such income.
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

    The Company renders maintenance and support services to its customers, mainly for a period of one year from delivery or installation. When revenue on sale of the products is recognized, the Company defers a portion of the sales price (which is presented in the balance sheet as deferred revenues among "accounts payable and accruals") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders solely maintenance and support services.

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

    The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation", to its stock-based employee compensation:
	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars, except for per share data)
Net income (loss), applicable to ordinary shares, as reported	$3,633	$ 334	($4,390)
Add - stock-based employee compensation expense, included in reported net income (loss), net of related tax effect	-,-	138	121
Deduct - stock-based employee
compensation expense
determined under fair value
method ,net of related tax effect	-720	-1,906	-1,153
Pro forma net income (loss) applicable to ordinary shares	$2,913	($1,434)	($5,422)
Earnings (loss) per share:
Basic - as reported	$0.18	$0.02	($0.21)
Diluted - as reported	$0.17	$0.02	($0.21)
Basic - pro forma	$0.14	($0.07)	($0.26)
Diluted - pro forma	$0.14	($0.07)	($0.26)

  Advertising expenses
  These expenses are charged to income as incurred. Advertising expenses totaled $ 20,000, $ 55,000 and $ 159,000 in the years ended December 31, 2003, 2002 and 2001, respectively.
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

  Diluted EPS for the year ended December 31, 2001 does not include 2,019,320 options, because of their anti-dilutive effect, since the Company had net loss applicable to ordinary shares.

  Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
  In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise (except for certain instruments) is effective at the beginning of the first interim period beginning after June 15, 2003. Effective July 1, 2003, the Company adopted FAS 150. The adoption of FAS 150 did not have a material effect on the company's financial position or results of operations.
  Guarantor's Accounting and Disclosure Requirements for Guarantees
  In November 2002, the FASB issued Interpretation No. 45, " Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others " ("FIN 45"). FIN 45 requires that a liability be recorded on the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued.

  For U.S. GAAP purposes, the company has applied the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002 as required by the interpretation. The recognition provisions of FIN 45 did not have a material effect on the company's consolidated financial statements.

  Recently issued accounting pronouncements:
    FIN 46 - "Consolidation of Variable Interest Entities"
    In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

    Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

    The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.

    FAS 132 (revised)
    In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)") ". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

    Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

NOTE 2 - PROPERTY AND EQUIPMENT:

  Composition of assets, grouped by major classification, is as follows:
	December 31
	2003	2002
	(In thousands of U.S. dollars)
Computers and electronic equipment	$2,072	$1,978
Office furniture and equipment	474	495
Vehicles	1,054	903
Leasehold improvements	19	19
	3,619	3,395
Less - accumulated depreciation and amortization	2,437	2,032
	$1,182	$1,363
  Depreciation and amortization expenses totaled $ 606,000, $ 744,000 and $ 655,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 3 - OTHER ASSETS:

  Composed as follows:
	December 31
	2003	2002
	(In thousands of U.S. dollars)
Amounts funded with severance pay funds and by insurance policies in respect of liability for employee rights upon retirement, see note 4	$418	$ 313
Intangible assets, net of accumulated amortization, see b. below	450	650
	$868	$ 963
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

  As of December 31, 2003 and 2002, the accumulated amortization amounted to $ 550,000 and $ 350,000, respectively.

NOTE 4 - EMPLOYEE RIGHTS UPON RETIREMENT:

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

  The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:
	December 31
	2003	2002
	(In thousands of U.S. dollars)
Accrued severance pay	$998	$ 809
L e s s - amounts funded (presented in "other assets")	-418	-313
Unfunded balance	$580	$ 496

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

  The severance pay expenses were $ 289,000, $ 225,000 and $ 448,000 in the years ended December 31, 2003, 2002 and 2001, respectively.
  The earnings on the amounts funded were $ 8,000, $ 12,000 and $ 14,000 in the years ended December 31, 2003, 2002 and 2001, respectively.
  The Company expects the severance pay contributions in 2004 to be approximately $ 330,000.

NOTE 5 - COMMITMENTS:

  Lease commitments
  The Company entered into premises lease agreement that will expire in 2006.

  The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "Israeli CPI").

  Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2003, are as follows:
Years ending December 31:	(In thousands of U.S. dollars)
2004	$ 376
2005	376
2006	29
-------
$ 781

  Rental expense totaled $ 465,000, $ 614,000 and $ 662,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

  Royalty commitment
  Due to past participation of the Israeli Government, by way of grants, in the research and development of certain products, in the event that any of the manufacturing rights or technology are transferred out of Israel, subject to the approval of the Israeli Government, the Company would be required to pay the Israeli Government an amount in the range of 120% to 300% of the grants received.

NOTE 6 - SHAREHOLDERS' EQUITY:

  Share capital:
    The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol MNDO and on the Tel-Aviv Stock Exchange.
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
    Dividend paid out of share premium
    During 2003, the Company distributed to its shareholders approximately $ 3 million.

    Since the Company at that time had insufficient retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court order, in accordance to section 303 of the Israeli Companies Law.

  Stock option plans:
    In December 1995, an employee was granted an option to purchase 50,000 ordinary shares of NIS 0.01 par value for $ 7,500 ($ 0.15 per share). This option was exercised in the year ended December 31, 2001.
    In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 (the "1998 Plan"). Under the 1998 Plan (as amended in 2000 and in 2003), options for up to 3,308,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

    Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

    The Board of Directors determines the exercise price and the vesting period of the options granted.

    The options vest over three to five years.

    Options not exercised will expire approximately 7 years after they are granted.

    The 1998 Plan, in respect of Israeli employees, is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

    Through December 31, 2002, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

    As from January 1, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as work income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. All being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

    The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

    The following is a summary of the status of the 1998 Plan as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates:
	Years ended December 31,
	2003		2002		2001
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	1,676,720	3.24	2,019,320	3.45	738,220	4.36
Changes during year:
Granted(a)(b)	362,000	3.91	22,000	1.23	2,206,300	3.28
Exercised	-311,100	1.14	-32,000	0.57	-38,000	0.64
Forfeited	-69,520	1.58	-332,600	4.64	-887,200	3.89
Options outstanding at end of year	1,658,100	3.85	1,676,720	3.24	2,019,320	3.45
Options exercisable at end of year	657,190	4.19	575,475	3.01	297,820	1.50
Weighted average fair value of options granted during the year©	$1.97		$0.46		$3.28
(a) Including options granted to: The Company's Chairperson of the Board of Directors, President and Chief Executive Officer					80,000	2

  During the years 2003, 2002 and 2001, all options granted were at market value. As of December 31, 2002, there are no more outstanding options that were issued below market value.
  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
	December 31
	2003	2002	2001
Dividend yield	22%	0%	0%
Expected volatility	38%	29%	121%
Risk-free interest rate	1.50%	3%	5%
Expected average lives - in years	2.56	2	2

  Approved by the Company's shareholders on June 27, 2002.
    The following table summarizes information about options outstanding and exercisable at December 31, 2003:
Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life Years	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average remaining contractual life Years	Weighted average exercise price
$ 1.23-1.65	514,000	4.99	$ 1.63	253,500	4.99	$ 1.62
$2.32	224,400	4.45	$ 2.32	58,860	4.45	$2.32
$ 3.35-3.84	264,000	6.8	$3.82
$4.17	98,000	6.9	$4.17
$ 5-5.875	453,900	3.92	$ 5.67	281,350	3.83	$ 5.55
$10.00	103,800	3.6	$ 10.00	63,480	3.6	$ 10.00
	1,658,100	4.94	$ 3.85	657,190	4.31	$ 4.19

    In the years ended December 31, 2002 and 2001 due to the forfeiting of certain options, the Company reversed out of equity $ 7,000 and $ 187,000, respectively, of deferred stock compensation, which was recorded in previous years.
  Dividends
  In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. See also note 7a. As of December 31, 2003, the Company has distributable retained earnings that amount to approximately $ 4 million.

  On February 10, 2004, the Board of directors of the Company declared an additional dividend of $0.13 per share in respect of the year 2003.

NOTE 7 - TAXES ON INCOME:

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

  The Company has currently two approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, will expire in 2004. The period of benefits of the second approved enterprise has not yet commenced.

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
  Other applicable tax rates:
    Income from other sources in Israel
    Income not eligible for approved enterprise benefits is taxed at the regular corporate tax rate of 36%.
    Income of non-Israeli subsidiaries
    Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.
  Deferred income taxes:
	December 31
	2003	2002
	(In thousands of U.S. dollars)
1. Provided in respect of the following:
Accrued severance pay		$ 2
Research and development expenses	$7	12
Amortization in respect of VeraBill product line	1	90
Dividend distributable from tax exempt income, see a. above	-908
Carryforward tax losses	908	26
	-------	-------
	8	130
L e s s - valuation allowance		-130
	-------	-------
	* $ 8	$ -
  * Presented among current assets.
    At December 31, 2003, the Company and it subsidiaries had accumulated tax losses amounting to approximately $ 5 million (December 31, 2002 - approximately $9 million). These losses are mainly denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income.
    The deferred taxes of the Company are computed at December 31, 2003 at the rate of 25%.
  Taxes on income included in the income statements:
    As follows:
	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
Current -
Non-Israeli	$177	$ 101	$ 11
Deferred, see e. above	-8	16	-4
	-------	-------
Dividend distributable from tax exempt income, see a. above	$169	$ 117	$ 7

    Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:
	Years ended December 31,
	2003		2002		2001
Income (loss) before taxes on income, as reported in the statements of income*	$3,802	100%	$ 451	100%	($4,472)	100%
Theoretical tax expense (tax saving)	1,369	36%	162	36%	-1,610	36%
L e s s - tax benefits arising from approved
enterprise status, see a. above	-418	-11	-158	-35	1,565	-35
	951	25	4	1	-45	1
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	14	-			8	-
Differences between the basis of measurement of income reported for tax purposes, and the basis of measurement of income for financial reporting purposes - net, see b. above Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created			21	5	19	-
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created in previous years	-965	-25
Other	-8	-	-9	-2	-13	-
Taxes on income	$169	5%	$ 117	26%	$ 7	-%
* As follows:
Taxable in Israel	$3,792		$ 441		($4,482)
Taxable outside Israel	10		10		10
	$3,802		$ 451		($4,472)
  Tax assessments
  The Company has received final assessments from the tax authorities, through the year ended December 31, 1998. The subsidiaries have not been assessed since incorporation. Any resulting taxes are recorded in the period the assessments are received.

NOTE 8 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31,
	Israeli currency		Other non-dollar currencies**
	Linked*	Unlinked
	(In thousands of U.S. dollars)
Current assets:		$33	$211
Cash and cash equivalents
Accounts receivable:		493	779
Trade	702	70
Other	$702	$596	$990
Current liabilities -
accounts payable and accruals:		$512	$42
Trade		837	126
Other		$1,349	$168

* To the Israeli CPI.
** Mainly Euro.

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

  Cash and cash equivalents
  The balance as of December 31, 2003 and 2002 includes $ 2.7 million and $ 9.3 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and, as of December 31, 2003, bear weighted average annual interest of 0.8% .
	December 31,
	2003	2002
	(In thousands of U.S. dollars)
1) Trade:
Open accounts	$2,455	$ 2,426
Less - allowance for doubtful accounts,
see also note 10c	-274	-400
	-------	--------
	$2,181	$ 2,026
2) Other:
Government of Israel	$702	$ 568
Prepaid expenses	92	46
Employees	30	43
Deferred income taxes, see note 7e	8
Related parties	1	1
Sundry	31
	-------	--------
	$864	$ 658

  Long-term bank deposits
  During the last quarter of 2003, the Company deposited an amount of $ 40 million with several banks for periods between seven and ten years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the three months LIBOR, as follows:

  An amount of $ 14 million ("$14M deposit"):
  For each day in which the three months dollar LIBOR is below on agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth to seventh year, the deposit bears interest at the rate of 8.56% per annum ("the positive interest rate"). On all other days the deposit does not bear any interest at all. The bank has a right to refund the deposit, and terminate this arrangement every six months.

  An amount of $ 10 million:
  Similar terms as the $14M deposit, except that the positive interest rate is 8.4% per annum.

  An amount of $ 13 million:
  For each day in which the three months dollar LIBOR is below an agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth to tenth year, the deposit bear interest of the rate of 9.7% per annum ("the positive interest rate"). On all other days the deposit does not bear any interest at all. The bank has a right to refund the deposits, and terminate this arrangement at each anniversary of the deposit.

  An amount of $3 million:
  For each day in which the three months dollar LIBOR is below an agreed annual fixed rate of 7% in the first to tenth year, the deposit bear interest at the rate of 7.9% per annum ("the positive interest rate"). On all other days the deposit does not bear any interest at all. The bank has a right to refund the deposit, and terminate this arrangement every six months.

  The Company recognizes interest income based on the expected interest rate receivable which in the reported periods and as of December 31, 2003 is equal to the positive interest rate.

  In 2002, the Company deposited an amount of $ 30 million with a bank for a period of three years. Under the arrangement with the bank, whether or not the deposits bear interest depends upon the rate of the LIBOR, as follows. For each day that the LIBOR is below a fixed agreed rate, the deposits bear interest at the rate of 7.25% per annum. On all other days the deposits do not bear any interest at all. The balance as of December 31, 2002, included accrued interest of approximately $ 1.6 million. The bank exercised its right to refund the deposits, and terminated this arrangement at the first anniversary of the deposits, in March 2003. In April 2003, the Company deposited $37 million in similar deposits which were refunded by the banks in October 2003.

  Accounts payable and accruals - other:
	Years ended December 31,
	2003	2002
	(In thousands of U.S. dollars)
Payroll and related expenses	$597	$ 664
Accrued vacation pay	84	44
Accrued expenses and sundry	435	275
	-------	------
	$1,116	$ 983
  Concentration of credit risks
  Most of the Company's cash and cash equivalents at December 31, 2003 and 2002 were deposited with Israeli and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is insignificant.

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

  Revenues:
    The Company has two product lines: (i) product line "A" - real-time billing and customer care solutions for service providers; and (ii) product line "B" - software product to enterprises - a call management system used by organizations for call accounting, traffic analysis and fraud detection. The VeraBill product (see note 3b) is included in product line "A".

    Following are data regarding revenues classified by product lines:
	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
Product line "A"	$10,392	$ 7,447	$ 7,859
Product line "B"	2,544	2,561	2,610
	-------	------	------
	$12,936	$ 10,008	$ 10,469

    Following are data regarding geographical revenues classified by geographical location of the customers:
	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
America (mainly United States)	$2,368	$ 2,869	$ 2,520
Asia Pacific and Africa	3,479	2,860	3,693
Europe	6,005	3,364	3,176
Israel	1,084	915	1,080
	-------	------	------
	$12,936	$ 10,008	$ 10,469

    Most of the Company's assets are located in Israel.
    Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:
	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
Customer A		$ 1,033	$ 1,826
Customer B			$ 1,180
Customer C	$2,882	$1,083
Customer D	$1,502

  Research and development expenses:
Expenses incurred:
Payroll and related expenses	$2,176	$ 2,525	$ 3,276
Depreciation and amortization	460	430	335
Non-cash compensation		43	57
Other	683	725	755
	-------	-------	-------
	$3,319	$ 3,723	$ 4,423

  General and administrative expenses:
The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	$400	$ 700	$ 850
Increase (decrease) during the year	-5	107	1,053
Bad debt written off	-121	-407	-1,203
	-------	-------	-------
Balance at end of year	$274	$ 400	$ 700

  Financial and other income - net:
Income:		$ 1,931
Interest on bank deposits	$2,315	171	$ 1,627
Non-dollar currency gains - net	351		79
Capital gains on sale of property and
equipment - net	35	2,102
	-------	-------	-------
	2,701		1,706
Expenses:
Loss on sale of trading securities		24	2
Bank commissions	24		23
Non-dollar currency losses - net	70
Capital loss on write-off of an investment			93
	-------	-------	-------
	94	24	118
	-------	-------	-------
	$2,607	$ 2,078	$ 1,588

  Earnings (loss) per ordinary share ("EPS")
  Following are data relating to the weighted average number of shares for the purpose of computing EPS:
Weighted average number of shares issued and outstanding - used in computation of basic EPS	20,732	20,677	20,654
A d d - incremental shares from assumed exercise of options	411	84	*
	-------	-------	-------
Weighted average number of shares used in computation of diluted EPS	21,143	20,761	20,654

  * See note 1o.
  - end of file -