Form 20-F
MIND CTI LTD
filed 2005-06-22
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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
As of December 31, 2004, the Registrant had outstanding 21,281,480 Ordinary Shares, nominal value NIS 0.01 per share.

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
[   ]Item 17 [X] 1Item 18

PART I

Unless the context requires otherwise, "MIND", "us", "we" and "our" refer to MIND C.T.I. Ltd. and its subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2004. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 "Operating and Financial Review and Prospects."

       Years ended December 31,
         2000    2001    2002    2003    2004
     (In US $ thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues:
Sales of licenses    $12,476  $7,108  $6,535  $8,105 $11,699
Services       3,137   3,361   3,473   4,831   6,107
      _______ _______ _______ _______ _______
Total revenues      15,613  10,469  10,008  12,936  17,806
Cost of revenues      2,203   2,242   2,479   3,208   4,394
      _______ _______ _______ _______ _______
Gross profit      13,410   8,227   7,529   9,728  13,412
Research and development, expenses - net   3,795   4,423   3,723   3,319   3,833
Selling, general and administrative expenses:
Selling expenses      4,774   6,767   4,154   4,065   4,517
General and administrative expenses    1,931   3,097   1,279   1,149   1,864
      _______ _______ _______ _______ _______
Operating income (loss)      2,910  (6,060) (1,627)  1,195   3,198
Financial and other income - net    1,083   1,588   2,078   2,607   3,841
      _______ _______ _______ _______ _______
Income (loss) before taxes on income    3,993  (4,472)    451   3,802   7,039
Taxes on income         245       7     117     169     162
Income (loss) before minority interest..   3,748  (4,479)    334   3,633   6,877
Minority interest in losses of a subsidiary      --      89      --      --      --
      _______ _______ _______ _______ _______
Net income (loss)      3,748 (4,390)     334   3,633   6,877
Accretion of mandatorily redeemable preferred
 shares to mandatory redemption value (8,894) --      --      --      --
Amortization of beneficial conversion feature
 of mandatorily redeemable convertible
 preferred shares    (7,223) --      --      --      --
      _______  ______ _______ _______ _______
Net income (loss) applicable to ordinary shares$(12,369)$(4,390)   $334  $3,633  $6,877
Earnings (loss) per ordinary share -
 Basic       $(0.73) $(0.21)  $0.02   $0.18   $0.33
 Diluted       $(0.73) $(0.21)  $0.02   $0.17   $0.32
Weighted average number of ordinary shares used
 in computation of earnings (loss) per ordinary
 share - in thousands:
 Basic      16,897  20,654  20,677  20,732  21,089
      ======= ======= ======= ======= =======
 Diluted      16,897  20,654  20,761  21,143  21,468
      ======= ======= ======= ======= =======
Dividends per ordinary share    $ 0.12  $ 0.00  $ 0.00  $ 0.14  $ 0.24
      ======= ======= ======= ======= =======

             As of December 31,
      ____________________________________________
          2000     2001     2002    2003      2004
            (In US $ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents   $ 43,373 $ 39,723 $ 11,312 $ 4,391  $ 18,687
Working capital       46,689   41,640   11,334   4,488    18,868
Total assets       52,948   46,734   47,967  49,979    55,716
Share capital and additional paid-in capital   60,831   60,985   61,142  58,567    59,132
Total shareholders' equity     48,227   43,991   44,482  45,540    50,246

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

In 2004, we derived 85% of our revenues from the sale of software and related services to providers of IP services and traditional wireline and wireless telephony services. Before we can sell our software to some of these customers, they must conduct a lengthy and complex approval and purchase process. Prospective customers must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. Our revenues for the first quarter of 2005 were lower than those of the preceding quarter due partially to delays in product approval.

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

Additional delays in product approval may decrease our revenues and could seriously harm our business and results of operations.

A slow down in expenditures by telecommunications service providers could have a material adverse effect on our results of operations.

The global deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000 and continuing throughout 2002 and into the beginning of 2003. During 2003 the deterioration seemed to have stopped, but there is still uncertainty with respect to the direction of the economy and the telecommunications market. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. Our revenues for the first quarter of 2005 were lower that those of the preceding quarter due partially to delays in closing potential sales contracts. A continuation of such delays or a decline in capital expenditures by telecommunications service providers may reduce our sales and could result in additional pressure on the price of our products, both of which would have a material adverse effect on our operating results.

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

Competition in our industry is intense and we expect competition to increase. We compete both with established billing companies such as Intec Telecom Systems (after the acquisitions by Intec of Digiquant and of the billing division of ADC Telecommunications) and Convergys Corporation (after the acquisition of Geneva Technology by Convergys) as well as with emerging billing companies, such as Commarch. Some of our competitors have greater financial, technical, sales, marketing and other resources, and greater name recognition than we do. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressure will not harm our financial results.

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

In 2003, two customers accounted for 34% of our revenues, and in 2004, one customer accounted for 36% of our revenues. Our future growth will depend on, among other things, our ability to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers. Our operating results could be materially adversely affected if we are unable to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers.

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

In 2003 and 2004, approximately 92% and 95% of our revenues, respectively, were generated outside of Israel. Our sales outside of Israel are made in more than 25 countries. We currently have sales and support offices located in Hasbrouck Heights, New Jersey and Beijing, China. In addition, we have a technical and support team in Jassy, Romania. We plan to establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

  staffing and managing foreign operations;
  increased risk of collection;
  potentially adverse tax consequences;
  the burden of compliance with a wide variety of foreign laws and regulations;
  burdens that may be imposed by tariffs and other trade barriers; and
  political and economic instability.

Our business may be negatively affected by exchange rate fluctuations.

Although most of our revenues are denominated in U.S. dollars, approximately 50% of our expenses are incurred in New Israeli Shekels, or NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, devaluation in the Euro or local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations. The imposition of price or exchange controls or other restrictions on the conversion of foreign currencies could affect our ability to collect payments, which in turn, could have a material adverse effect on our results of operations and financial condition.

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

As a result of our substantial cash position and the decline in value of our ordinary shares, we believe that we were deemed a PFIC for 2002 under the asset test. We believe that we were not deemed a PFIC for 2003 and 2004. A separate determination must be made each year as to whether we are a PFIC.

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

As of March 1, 2005, we had 21,429,180 outstanding ordinary shares, of which approximately 15 million ordinary shares were freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act. As of March 1, 2005, there were outstanding options to purchase a total of 1,651,800 ordinary shares, of which 651,020 were vested. We were also authorized to grant options to purchase 847,840 additional ordinary shares. We have filed a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options .

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

As of March 1, 2005, Monica Eisinger, Lior Salansky and Polar Communications Ltd. owned an aggregate of approximately 6.5 million ordinary shares, representing approximately 30% of our outstanding ordinary shares. These shareholders, if they vote together, may be able to determine the outcome of various actions that require shareholder approval. This concentration of ownership may adversely affect our share price.

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

We receive tax benefits under Israeli law for capital investments, t he Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, that are designated as "Approved Enterprises." To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The Investments Law was recently amended and we are evaluating these amendments. The termination or reduction of the tax benefits under the Investments Law could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E "Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 7 to our financial statements contained in Item 18.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

We have received grants in the past from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. According to Israeli law, generally, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, in certain cases, we may be required to pay the Office of the Chief Scientist increased royalties with respect to the grants we received. In addition, we are prohibited from transferring to third-parties the know-how developed with these grants, without the prior approval of a governmental committee, and in certain cases, subject to certain conditions and payments. Approval is not required for the sale or export of any products resulting from the funded know-how. Any shareholder who becomes a controlling shareholder of our company or any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are described above in this paragraph.

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

In particular, our articles of association provide that our board of directors will be divided into three classes that serve staggered three-year terms and authorize our board of directors to adopt protective measures to prevent or delay a coercive takeover, including without limitation the adoption of a "Shareholder Rights Plan" . In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See Item 10.B "Memorandum and Articles of Associations -Mergers and Acquisitions under Israeli Law." Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

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

Principal Capital Expenditures

During 2004, the aggregate amount of our capital expenditures was $ 1.23 million. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

B. Business Overview

Overview

Mediation, Rating, Billing and Customer Care Solutions

We develop, manufacture and market real-time mediation, rating, billing and customer care software for multiple services, including voice, data and content services.

Our billing and customer care software, known as MIND-iPhonEX, is a convergent solution, for voice, data, video and content services, supporting both prepaid and post-paid payment models in a single platform. The solution offers various types of communication providers, wireline and wireless alike, to launch, manage, charge and bill multiple services. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The system authorizes each service, and controls each session in real time, taking care that the balance is not over used. Post-paid subscribers, including credit-limited and non-limited, mainly business customers and enterprises, represent the loyal and the higher average revenue per user ( ARPU) market. The system provides unlimited definition of account hierarchies, with billing and sponsorship relations. All services used by a post-paid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. It interfaces with the IP telecommunications equipment of major manufacturers as well as with traditional telecommunication equipment.

During 2001 we completed the acquisition of the VeraBill line of telephony billing and customer care software solutions from Veramark Technologies Inc. The VeraBill product line is now marketed under the MindBill name. MindBill provides mediation, provisioning and billing solutions for small and medium size wireline and wireless mobile telephony carriers. We incorporated the MindBill functionality into the MIND-iPhonEX product line, offering a convergent solution for traditional voice as well as IP-based services. We plan to continue to support the MindBill product with new maintenance releases as well as customization requests. In addition, we offer a migration path to MIND-iPhonEX to customers who require the addition of new data and content services .

Enterprise Call Management Systems

In addition to our billing and customer care software, we offer two call management systems used by organizations for call accounting, traffic analysis and fraud detection. Our enterprise software, which we call PhonEX, has been installed in many locations throughout the world for customers including BezeqCall Communications Ltd., Credit Suisse First Boston and STMicroelectronics. Our other enterprise software which we call MEIPS, is a product directed towards the same market segment where IP switches are implemented. MEIPS has been installed at a variety of locations around the world.

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

Billing and Customer Care Industry

Billing and customer care is the largest segment in the operations software market because billing and customer care products enable the service provider to track and bill for usage, manage revenues and customer relations and devise marketing programs and rate plans . Billing systems give operators a competitive advantage by allowing them to deploy and charge for new services and differentiate themselves from competitors who do not have that ability. As service providers deploy convergent IP networks that can offer voice, data, video and content services, the demand for more sophisticated billing software is expected to grow. We believe that as providers of convergent networks continue to expand their service offerings, they will increasingly need products that allow them to monitor and bill their subscribers based on the type and content of services provided. As a result, we believe that this trend will increase the demand for sophisticated billing and customer care products for what is known as convergent billing.

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

Real-Time Solution . Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that MIND-iPhonEX is one of the few billing and customer care products designed for IP services that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

Mediation and Service Fulfillment . IP based networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that MIND-iPhonEX is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, MIND-iPhonEX enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically completed by MIND-iPhonEX.

Scalability . MIND-iPhonEX is designed to be easily adapted to changes in the size and configuration of a service provider's network. Our products enable the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. The scalability of our software is important since many IP service providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users. Our software was upgraded to support five million users in November 1999, 20 million users in June 2000 and 30 million users in June 2001. Increases in the potential number of users have been, and future increases will be, accomplished without the need to modify or replace our installed software;

Interoperability . Currently, there are no industry-accepted standards for the interface between IP telecommunications equipment and IP billing products. Our IP billing system is fully interoperable with the IP telecommunications equipment of most of the leading manufacturers, including Alcatel, Cisco, Ericsson, Sonus and Veraz, for Voice over IP and data services. This interoperability provides us with a competitive advantage, as it enables our customers to use networks composed of equipment manufactured by multiple vendors. It also allows providers to upgrade an existing network with new and different equipment without changing their billing and customer care products; and

Improved Time to Market . MIND-iPhonEX is a modular, extensible software product based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition, due to its adaptable design, MIND-iPhonEX can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

Our objective is to be a leader in the market for billing and customer care software for multiple IP-based services as the market for these products grows. The key elements of our strategy include:

Leverage our brand name recognition and technical expertise . We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. We intend to leverage our reputation, brand name recognition and expertise to be a leader in the market for billing and customer care software for multiple IP-based services;

Enhance alliances with industry leaders . We have established cooperative relationships with leading manufacturers of IP telecommunications equipment such as Cisco. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence;

Maintain and expand our technological expertise . We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the IP industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets;

Expand professional services opportunities . As our projects are of larger scale and as IP-based service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services are expected to increase.

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

Mediation. The MIND-iPhonEX mediation platform provides real-time and batch event collection interfacing with the content, data, service delivery and routing network elements . Our mediation platform incorporates an intelligent processing engine to correlate, aggregate, merge and filter raw events into a single valuable usage event;

Provisioning . Provisioning involves setting up the ability of a subscriber to use services. The MIND-iPhonEX customer database includes information regarding customers' personal data, identification parameters and the services provided. This information can be provided in real time or on demand to any external system, such as network elements and legacy billing solutions. The data provided includes service parameters such as enabled features and quantitative limits;

Authentication . MIND-iPhonEX authenticates subscribers who dial into the network to use the service. Authentication is based on a number of methods, including user codes, passwords and caller line identification. The identification information is passed to the MIND-iPhonEX system, where the subscriber is authenticated and then permitted to use the service;

Authorization . The MIND-iPhonEX system authorizes a particular usage, among other ways, by:

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

Accounting . When each session is completed, MIND-iPhonEX uses the rating engine described below to determine the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the usage detail records are stored on the MIND-iPhonEX system for invoicing and reporting;

Interconnect Billing . The networks operated by our customers are typically interconnected with the networks of other telecommunications service providers. Interconnecting providers need to charge other providers for carrying each other's services over their networks. MIND-iPhonEX generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

Multiple Services and Products Support . MIND-iPhonEX allows service providers to take advantage of their convergent networks by providing their customers with advanced voice, data, content and video services. Service providers need the ability to bundle groups of services into tailor-made packages for which they can offer special rates, discounts and promotions. There are different classes of customers with respect to the availability, bandwidth, and quality of service requirements for these services. MIND-iPhonEX offers an easy way to define these services, combine them into products, and rate each service and product differently;

Rating . MIND-iPhonEX offers a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for various content and video streaming services and for different customer groups, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. MIND-iPhonEX also allows international service providers to define rates in different currencies using the product's multi-currency functionality;

Subscriber Web Interface . MIND-iPhonEX has a user-friendly subscriber web interface that allows subscribers to resolve billing inquiries themselves. Individual customers can obtain real time information about their account, including details of calls made that have not yet been invoiced, like the time, destination, length and cost of each call. The subscriber can also browse invoices, call details and payment history records. This feature is convenient for subscribers and efficient for service providers as it reduces service costs;

Customer Support Representative Web Interface . MIND-iPhonEX has a user-friendly customer support representative web interface that allows operators of the system to perform customer care from any location. The Customer Support Representative web interface is an extension of the management capabilities of the service provider's system. This feature is of particular significance to service providers who have remote operations centers and are required to provide local support of their system in more than one location;

Cashier Module . The MIND-iPhonEX Cashier module offers the ability to perform cash registration, posting of payments and refunds and direct sales of services and equipment. The module provides cash register management, credit card processing and analysis reporting capabilities;

Resource Management Module . The MIND-iPhonEX Resource Management module automates the management and tracking of the equipment sold to subscribers. The solution keeps track and manages the equipment by serial number, status, and location, providing solutions for the flow management from the reception of the items up to the allocation of the items to the customers;

Operation Management System . MIND-iPhonEX Operations Management System (OMS) is a set of advanced network management, monitoring and verification solutions targeted at service providers deploying our applications. The solution includes a centralized management solution supporting complex management policies and tools for our applications and other network elements. A centralized dashboard presenting real-time performance allows quick and easy identification of performance problems related to critical operations of MIND-iPhonEX;

Call Management and Traffic Analysis Reports . MIND-iPhonEX's Call Management and Traffic Analysis features allow service providers to generate reports and graphic analyses of usage activity. These reports contain information regarding peak hours, usage loads to different destinations, the number of sessions per minute for a specific gateway or group of gateways, the duration of sessions and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks; and

Fraud Detection . MIND-iPhonEX contains a fraud detection tool that enables detection of "stolen" calls and telephone misuse. MIND-iPhonEX Guard detects, locates and warns of any suspicious activity by activating alarms. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, MIND-iPhonEX Guard activates an alarm at four different alarm levels. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms.

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

Sales and Marketing

Sales

Mediation, Rating, Billing and Customer Care Solutions

We conduct our sales and marketing activities primarily through our marketing and co-operative alliances with hardware platform developers and software application developers such as Alcatel, Cisco and Veraz under which we market and sell our software to the customers of those entities. These marketing allies and resellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. We perform co-development with our marketing allies to support new software and product releases to maintain interoperability of our software with their equipment. We also engage in joint marketing activities with them including joint responses to requests for proposals, sharing booths in trade shows, distributing each others' marketing information and cross links and references to web sites. We believe that these relationships also help validate our technology and facilitate broad market acceptance of our software.

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

participating in industry trade shows and special events;

conducting ongoing public and press relations programs; and

conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic market.

      Years Ended December 31,
     (in thousands)
    _______________________________________
        2002     2003     2004
    _______  _______  _______
The Americas (total)  $ 2,869  $ 2,368  $ 1,977
 Sale of Licenses   1,726    1,299    1,020
 Services    1,143    1,069      957
Asia Pacific and Africa (total)   2,860    3,479    2,859
 Sale of Licenses   1,802    2,409    1,957
 Services    1,058    1,070      902
Europe (total)     3,364    6,005   12,017
 Sale of Licenses   2,741    4,001    8,361
 Services      623    2,004    3,656
Israel (total)       915    1,084      953
 Sale of Licenses     266      394      361
 Services      649      690      592
Total     10,008   12,936   17,806
 Sale of Licenses   6,535    8,103   11,699
 Services    3,473    4,833    6,107

Customers

Mediation, Rating, Billing and Customer Care Solutions

We currently provide traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. MIND-iPhonEX and MindBill have been installed for a large base of customers worldwide, including:

Traditional telecommunications service providers that also offer Voice over IP telephony, such as China United Telecommunications Corp. (China Unicom), Marconi Telecom, Singapore Telecommunications Limited (SingTel), Suburban Telecom, Sri Lanka Telecom, Telecom Colombia, VDC, Telefonica del Peru and Verizon;

Internet telephony service providers and ISPs, including AzulTel, BudgetTel Australia Pty. Ltd and Artelecom S.A.;

Traditional wireline telephony providers, such as Gabon Telecom and Telefonia Bonairiano;

GSM wireless telephony providers, including American Samoa Telecommunications Authority, TelCel Tanzania and SouthEast Telephone; and

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

However, we depend on our marketing alliances with manufacturers of telecommunications equipment and reseller arrangements to market our billing and customer care software. Some of our marketing allies and resellers also work with some of our competitors. For example, Intec is an EcoSystem partner of Cisco. Our marketing alliances and reseller arrangements are for the most part non-exclusive and do not contain minimum sales or marketing performance requirements. We may not be able to compete effectively with our competitors under these circumstances. Many of our competitors have greater financial, personnel and other resources, have longer and more established relationships with service providers and may be able to offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, one or more of our competitors could develop superior products and these products could achieve greater market acceptance than our product.

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

Israeli Office of the Chief Scientist

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, research and development programs which meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures, in exchange for the payment of royalties from the sale of products (and any ancillary services) incorporating or based upon know-how developed in accordance with such programs, until the repayment in full of the dollar linked amount of the grants received. We have received grants in the past from the Office of the Chief Scientist and have repaid them.

Even after repayment in full of royalty obligations, the Research and Development Law prohibits the transfer of funded know-how to third parties in Israel without the prior approval of the Office of the Chief Scientist, and prohibits the transfer of the funded know-how outside of Israel. Further, the Research and Development Law requires that the manufacture of products incorporating or basing upon funded know-how be performed in Israel, without the prior approval of the Office of the Chief Scientist. Generally, in the event that any of the manufacturing rights are transferred out of Israel, with the approval of the Office of the Chief Scientist, we would be required to pay increased royalties. A failure to obtain the approval by the Office of the Chief Scientist to the transfer of manufacturing rights out of Israel could harm strategic alliances that we enter into in the future that require such transfer.

In March 2005, an amendment to the Research and Development Law was approved by Israel's parliament, which is intended to make the Research and Development Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of funded know-how outside of Israel. The amendment permits the Office of the Chief Scientist to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of increased royalties. The amendment further permits, under certain circumstances and subject to the Office of the Chief Scientist's prior approval, the transfer of funded know-how outside Israel, in the following cases: (a) the subject company pays to the Office of the Chief Scientist a portion of the sale price paid in consideration for such funded know-how, (b) the subject company receives know-how from a third party in exchange for its funded know-how or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. The amendment will come into effect on June 7, 2005.

The Research and Development Law contains reporting requirements with respect to certain changes in the ownership of a grant recipient.  The Research and Development Law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the provisions of the Research and Development Law.  For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires directly 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

C. Organizational Structure

Set forth below is a list of our significant subsidiaries:

MIND C.T.I. Inc., a wholly owned subsidiary, incorporated in the State of New Jersey; and

MIND Software SRL, a wholly owned subsidiary, incorporated in Romania.

DIROT COMP SRL, a wholly owned subsidiary, incorporated in Romania.

D. Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 16,000 square feet at our Yoqneam headquarters. We also lease 9,000 square feet, of which we sub-lease to a third party 6,500 square feet, of office space in Hasbrouck Heights, New Jersey, 300 square feet in Beijing, China, and 13,000 square feet in Jassy, Romania. The offices in New Jersey and Beijing are used primarily for presales and customer support, while the office in Jassy is used primarily for software development and for customer support. We are currently considering purchasing or constructing a building for our office in Romania.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. In 2001, we acquired the VeraBill product line for billing and customer care for traditional wireline and wireless service providers. We generate revenues from the sales of licenses for our billing and customer care and enterprise software and from fees for professional services. In 2004, 66% of our revenues were derived from license fees and 34% were derived from professional services. Of the total fees for licenses and professional services in 2004, 85.5% were derived from providing our billing and customer care software and 14.5% were derived from providing our enterprise software. During 2004, one customer accounted for 36% of total revenues. In 2003, two customers accounted for 34% of total revenues and in 2002, two customers accounted for 21% of total revenues. We expect to continue to derive substantial revenues from a small number of changing customers.

In 2003 and 2004, we experienced incremental revenue growth. After having returned to profitability in the third quarter of 2002, our net income also grew incrementally in 2003 and 2004. Our revenue growth in 2004 was driven primarily by our winning larger projects than in the past, especially in Europe. In our experience, the European telecommunications markets are recovering from the economic slow down more quickly than the U.S. market. At the same time, we have continued to reduce our expenses as a percentage of revenues, as revenues increased more than expenses.

In July 2003, we declared a $2.9 million cash dividend and adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, commencing in 2004, in the amount of our net income from the previous year. For more information about our dividend policy, please see Item 8 - "Financial Information-Dividend Policy."

Revenues .

We are paid a one-time license fee by our customers for the right to use our billing and customer care or our enterprise call management software products, and additional fees to expand the scale of the network supported by our software. We price our licenses for our billing and customer care software based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. Licenses for our enterprise software are priced based on the number of the customer's extensions, as well as the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services, we quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid mainly annually or quarterly.

We provide a revenue breakdown for our customer care and billing software and our enterprise call management software. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.

Cost of Revenues . The cost of revenues relating to providing our billing and customer care and enterprise software consists primarily of direct labor costs and overhead expenses related to software installation and maintenance. Cost of revenues also includes software license fees to Oracle, hardware, amortization of intangible assets, materials, documentation, packaging and shipping costs. Our cost of professional services revenues consists primarily of direct labor costs and travel expenses. Our revenues from the sale of our licenses have a higher gross margin than that from providing our professional services. We incur variable direct labor costs when we provide professional services. There are no comparable variable labor costs incurred when we license our software.

Research and Development Expenses . Our research and development expenses consist primarily of compensation and overhead costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during that period, no software development costs have been capitalized. We expect to continue to make substantial investments in research and development.

Selling Expenses. Our selling expenses consist primarily of compensation, overhead and related costs for sales and marketing personnel, the operation of international sales offices, sales commissions, marketing programs, public relations, promotional materials, travel expenses, trade shows and exhibition expenses.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related expenses for executives, accounting, professional fees, insurance, provisions for doubtful accounts and other general corporate expenses.

Financial and Other Income, net . Our financial and other income, net consists primarily of interest earned on bank deposits, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs and bank charges in real terms as well as the devaluation of monetary assets and monetary liabilities.

Taxes on Income . Israeli companies are generally subject to income tax at the corporate tax rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Substantially all of our facilities, however, have been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the "alternative benefits scheme" (involving a waiver of investment grants) and our approved enterprises are located in a preferred geographic location. In the event of distribution of cash dividends from income that was tax exempt, we would have to pay up to 25% tax in respect of the amount distributed. As a result of dividends paid by us during 1999, 2000, 2004 and 2005 we were subject to this tax with respect to the amount distributed. During 2003, the Company distributed to its shareholders approximately $2.9 million. Since at that time we had insufficient retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court in accordance with section 303 of the Israeli Companies Law. The Company was tax exempted according to an applicable tax ruling with respect to such distribution. Our effective tax rate after 2005 will continue to be reduced depending upon future incremental revenue growth, capital investments and approved enterprise certifications. These tax benefits may not be applied to reduce the tax rate for any income derived by our foreign subsidiaries.

A. Operating Results

The following discussion of our results of operations for 2002, 2003 and 2004, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

       Years Ended December 31,
      ______________________________________
        2002    2003    2004
      ______  ______  ______
Revenues     100.0%  100.0%  100.0%
Cost of revenues     24.8   24.8   24.7
Gross profit      75.2   75.2   75.3
Research and development expenses   37.2   25.7   21.5
Selling, general and administrative expenses:
Selling expenses     41.5   31.4   25.4
General and administrative expenses   12.8    8.9   10.5
Operating Income (loss)    (16.3)    9.2   17.9
Financial and other income -  net   20.8   20.2   21.6
Income (loss) before taxes on income     4.5   29.4   39.5
Taxes on income       1.2    1.3    0.9
Net income (loss) before minority interest   3.3   28.1    38.6
Minority interests in losses of subsidiaries    --     --     --
Net income (loss)      3.3%   28.1%   38.6%

Comparison of 2002, 2003 and 2004

Revenues

   Year ended December 31, % Change % Change
   _______________________
      ($ in millions)
   2002 2003 2004 2003 vs. 2002 2004 vs. 2003
License sales   6.5  8.1 11.7       24      44
Professional services   3.5  4.8  6.1       39      26
   ____ ____ ____
    Total revenues 10.0 12.9 17.8       29      38

Revenues in 2004 and 2003 increased due to the continuing acceptance of our solutions in the market of real-time billing for convergent IP networks. Accordingly, revenues from our real-time billing and customer care product solutions for service providers increased from $7.4 million in 2002 to $10.4 million in 2003 and $15.2 million in 2004 while revenues from our enterprise product remained almost unchanged. Revenues from professional services as percentage of our total revenue increased from 35% in 2002 to 37% in 2003 and then decreased to 34% in 2004.

The following table presents the geographic distribution of our revenues:

    Years Ended December 31,
   ______________________________________
    2002   2003   2004
   ______  ______  ______
The Americas   28.7%   18.3%   11.1%
Asia Pacific and Africa  28.6   26.9   16.1
Europe    33.6   46.4   67.5
Israel     9.1    8.4    5.3
   ______  ______  ______
Total   100.0%  100.0%  100.0%

Our sales in Asia Pacific decreased as a percentage of sales between 2002 and 2004, but sales in Africa increased in 2003 and remained almost unchanged in 2004. Sales in the Americas decreased between 2002 and 2004 due to the slower recovery of the U.S. telecommunications markets from the economic slow down that began in late 2000. Sales in Europe increased between 2002 and 2004 mainly due to sales for upgrades to one large customer in Europe.

Cost of Revenues .

($ in millions)  Year ended December 31, % Change % Change
   _______________________
   2002 2003 2004 2003 vs. 2002 2004 vs. 2003
   ____ ____ ____
Total cost of revenues  2.5  3.2  4.4      29       37

The increase in 2004 and in 2003 was primarily due to an increase in fees paid by us to our third party suppliers of software and hardware and, for 2004, also to an increase in employee payroll cost, due to an increase in the total number of employees engaged in support and maintenance . Gross profit as a percentage of revenues remained almost constant at 75.2% in 2002 and 2003 and 75.3% in 2004.

Operating Expenses

($ in millions)   Year ended December 31, % Change % Change
    _______________________
    2002 2003 2004 2003 vs. 2002 2004 vs. 2003
    ____ ____ ____
Research and development  3.7  3.3  3.8     (11)      15.5
Selling     4.2  4.1  4.5      --       11.1
General and administrative  1.3  1.1  1.9     (10)      62.2
    ____ ____ ____
    Total operating expenses  9.2  8.5  10.2      (7)      19.7

Research and Development . The increase in 2004 was primarily due to increase in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from increase in the total number of employees engaged in research and development, as well as to an increase in travel expenses and subcontractors. The decrease in 2003 was primarily due to a decrease in the cost attributable to payroll and related expenses of our employees engaged in research and development despite a moderate increase in the total number of employees engaged in research and developments. Such decrease in payroll and related expenses was primarily due to employing lower-cost employees. Research and development expenses decreased as a percentage of revenues from 37.2% in 2002 to 25.7% in 2003 due to the decreases in payroll expenses described above and to 21.5% in 2004 due to an increase in revenues in excess of the increase of research and development expenses in that year.

Selling Expenses . Selling expenses increased in 2004 primarily due to an increase in the cost attributable to payroll and related expenses and commission. Selling expenses decreased as a percentage of revenues from 41.5% in 2002 to 31.4% in 2003 and to 25.4% in 2004 due to increases in revenues in excess of the increases in selling expenses.

General and Administrative Expenses . General and administrative expenses as a percentage of revenues decreased from 12.8% in 2002 to 8.9% in 2003 due to increase in revenues. The increase in 2004 to10.5% was primarily attributable to an increase of $0.7 million in the provision for doubtful accounts.

Corporate Tax Rate

The general corporate tax rate in Israel is 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. Our effective tax rate, however, was 25.9% in 2002, 4.4% in 2003 and 2.3% in 2004. We experienced these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel's Law for Encouragement of Capital Investments, 1959. We cannot assure you that such tax benefits will be available for us in the future at their current levels or at all. In addition, our effective income tax rate increased in 2002 primarily as a result of foreign withholding taxes on revenues and tax generated on our foreign operations. For more information about the taxes to which we are subject, see above under the caption "Overview-Taxes on Income" and below under Item 10.E "Taxation."

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained at the end of this annual report. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2004, and we believe that the consolidated financial statements contained at the end of this annual report present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

Provision for Doubtful Accounts. The provision for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We regularly evaluate the adequacy of this provision by taking into account variables such as past experience, age of the receivable balance, and current economic conditions that may affect a customer's ability to pay. The use of different estimates or assumptions could produce different provision balances. The customer base for our billing and customer care solutions is concentrated in the service provider industries. Several of the companies in these industries have announced liquidity concerns. If collection is not probable at the time the transaction is consummated, we do not recognize revenue until cash collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provision for doubtful accounts may be required.

Taxes on Income.

Substantially all of our production facilities have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Income we have derived from the Approved Enterprise is tax exempt. In the event of distribution of cash dividends from tax-exempt income, we are required to pay 25% tax in respect of the amount distributed. For more information about Approved Enterprises, see Item 10.E "Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 7 to our financial statements contained in Item 18.

In previous years, we did not provide for deferred taxes because we intended to reinvest the amounts of all such income and not to distribute dividends from such income. Commencing 2003, we changed our policy with regard to distribution of dividends out of earnings derived from tax-exempt income.

Due to the accumulated tax losses from Approved Enterprise activity and according to an agreement with the tax authorities that such losses would offset tax liability in respect of distribution of tax-exempt income, we did not incur additional tax liability as a result of dividend distributions from the balance of undistributed income.

The change in our dividend policy caused an increase in the effective tax rate we use to calculate deferred tax assets in respect of carry forward tax losses. In 2003 and 2004 the effective tax rate used was 25% as opposed to previous years where, due to our tax benefits and our intension to permanently reinvest such income, the effective tax rate was minimal.

Recently Issued Accounting Pronouncements.

Recently issued accounting pronouncements are described in note 1 paragraph q to the consolidated financial statements contained at the end of this annual report. On April 14, 2005, the Securities and Exchange Commission delayed effectiveness of FAS 123R for companies with fiscal years ending December 31 (such as us) to January 1, 2006.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. More then 94% of our revenues are derived from sales outside Israel, which are denominated primarily in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

Years Ended  Israeli  Israeli   Israel Inflation
December 31,  Inflation Rate Devaluation Rate Adjusted for Devaluation
____________  ______________ ________________ ________________________
1998   8.6  17.6   (9.0)
1999   1.3  (0.2)   1.5
2000   0.0  (2.7)   2.7
2001   1.4  9.3   (7.9)
2002    6.5  7.3   (0.8)
2003    (1.9)  (7.6)   5.7
2004    1.2  (1.6)   2.8

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

As of December 31, 2004, we had approximately $48.9 million in cash, cash equivalents and long-term bank deposits, and our working capital was $18.9 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

Net Cash Provided by/Used in Operating Activities . Net cash provided by operating activities in 2004 was $7.7 million, primarily attributable to our net income of $6.9 million, an decrease in operating assets and liability items of $75,000, and non-cash expenses relating to depreciation and amortization in the amount of $680,000. Net cash provided by operating activities in 2003 was $6.15 million, primarily attributable to our net income of $3.6 million, an increase in operating assets and liability items of $1.56 million and non-cash expenses relating to depreciation and amortization in the amount of $806,000. Net cash provided by operating activities in 2002 was $1.7 million, primarily attributable to our net income of $334,000, an increase in accounts payables and accruals of $705,000 and a decrease in account receivables of $1.2 million depreciation and amortization of $944,000, offset in part by interest of $1.6 million accrued on a long term bank deposit.

Cash Deposits . During 2004, most of our cash was deposited with banks in time deposits bearing rates of interest, which varied based on fluctuations in the London Interbank Offered Rate (LIBOR) . During the last quarter of 2003, we deposited an amount of $40 million with a bank for a period of between seven to ten years. Under the arrangement with the bank, whether or not the deposits bear interest depends upon the rate of the LIBOR, as follows. For each day that the LIBOR is below a fixed agreed rate, the deposits bear interest at a rate of between 8.4% to 9.7% per annum. On all other days, the deposits do not bear any interest at all. In May 2004, we deposited $10 million in a similar bank deposit. The bank exercised its right to refund the deposits, and terminated this arrangement in November 2004 .

During the last quarter of 2004, we deposited an amount of $30 million with several banks for periods of between seven and ten years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the six-month LIBOR, as follows:

Two amounts of $10 million each:

For each day in which the six-months LIBOR is below an agreed annual fixed rate of 3.5% in the first year, 4.5% in the second year, 5.5% in the third year and 6.5% in the fourth to seventh year, the deposits bear interest at the rate of 7.05% in the first year and in the second to seventh year at the rate of the six-month LIBOR plus 5% per annum ("the positive interest rate"). On all other days, the deposits do not bear any interest at all. The bank has a right to refund the deposits and terminate these arrangements every six months.

An amount of $10 million:

For each day in which the six-month LIBOR is below an agreed annual fixed rate of 3.5% in the first year, 4.5% in the second year, 5.5% in the third year and 6.5% in the fourth to tenth year, the deposit bears interest at the rate of 8.6% of the first year and in the second to tenth year at the rate of the six-month LIBOR plus 5% per annum ("the positive interest rate"). On all other days, the deposit does not bear any interest at all. The bank has a right to refund the deposit and terminate this arrangement every six months.

We recognize interest income based on the expected interest rate receivable, which in the reported periods and as of December 31, 2004 is equal to the applicable positive interest rates.

Net Cash Provided by/Used in Investing Activities . In 2004 and 2003, net cash provided by investing activities was $8.8 million and $10.5 million, respectively. We used cash in investing activities in the amount of $30.2 million in 2002. During 2002, 2003 and 2004, our principal investment activity was long-term bank deposits.

Net Cash Provided by/Used in Financing Activities . In 2002, our financing activities provided $19,000, attributable to the proceeds from the exercise of employee stock options. In 2003, our financing activities used $2.6 million due to a cash dividend of $2.9 million, offset by $354,000 in proceeds from the exercise of employee stock options. In 2004, our financing activities used $2.2 million due to a cash dividend of $2.7 million, offset by $563,000 in proceeds from the exercise of employee stock options.

Capital Expenditures . During 2002, 2003 and 2004, the aggregate amounts of our capital expenditures were $180,000, $499,000 and $1.2 million, respectively. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends . In November 2003, we paid a cash dividend in the amount of $2.9 million. In the first quarter of 2004, we paid a cash dividend in the amount of approximately $3.6 million ($2.7 million after taxes), which was equal to our net profits for 2003. In the first quarter of 2005, we paid a cash dividend in the amount of approximately $6.9 million ($5.2 million after taxes), which was equal to our net profits for 2004. For information about our dividend policy, please see Item 8 - "Financial Information-Dividend Policy."

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2004, our research and development department consisted of 154 employees out of a total of 252 employees.

D. Trend Information

The ongoing deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000 and continuing throughout 2002 and into the beginning of 2003. During 2003 the deterioration seemed to have stopped, but there was still uncertainty with respect to the direction of the economy and the telecommunications market. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. We believe that this slow down in telecommunications-related expenditures will continue affecting our sales and putting pressure on the prices of our products.

Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBXs) is a trend in which we are participating . Our goal is to develop marketing and sales relationships with the vendors of IP PBXs such as Cisco Systems and 3Com under which our enterprise software will be sold together with these vendors' systems. This requires us to develop new sales channels with the distributors of IP PBXs. This process is time consuming and requires the investment of some resources to sign the necessary agreements and to certify and train these new channel partners.

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

F. Tabular Disclosure of Contractual Obligations

       Payment due by period
         ___________________________________________________________
Contractual Obligations   Total   Less than   1-3 years   3-5 years   More than
        1 year         5 years
          _________   _________   _________   _________   _________
Long-Term Debt Obligations        0    0      0  0 0
Capital (Finance) Lease Obligations       0    0      0  0 0
Operating Lease Obligations       $ 405,000   $ 376,000   $ 29,000         0 0
Purchase Obligations          0    0      0  0 0
Other Long-Term Liabilities Reflected
 on our Balance Sheet under U.S. GAAP       0    0      0  0 0
Total          $ 405,000   $ 376,000   $ 29,000  0 0

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:

Name   Age  Position
Monica Eisinger  47  President, Chairperson of the Board of Directors and Chief Executive Officer
Benny Rosenbaum  46  Chief Operations Officer
Arie Ganot  44   Chief Financial Officer
Doron Segal  40  Chief Technology Officer
Sagee Aran  42  Vice President - Sales for Asia Pacific and Africa
Izik Ben Zaken   31  Vice President - Research and Development
Dudi Avni  43  Vice President - Professional Services
Rimon Ben-Shaoul 60  Director
Amnon Neubach  61  Director
Menahem Shalgi  55  Director
Zamir Bar-Zion  48  Director

The background of each of our directors and executive officers is as follows:

Monica Eisinger . Ms. Eisinger is a founder of our company and has been President, Chairperson and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. in Computer Sciences and an M.Sc. in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

Dudi Avni . Mr. Avni joined our company in November 2003 as Vice President of Professional Services. From 2000 to 2003, Mr. Avni served as a Vice President at Amdocs, with responsibility for customer care & billing deployments at large operators. Prior to that he served as Chief Information Officer for Osem Group (Nestle Israel) and as a Vice President and partner in OIC Technologies Ltd. Mr. Avni holds a B.Sc. in Mathematics and Computer Science, a B.A. in Economics and an M.B.A. from Tel-Aviv University.

Sagee Aran . Mr. Aran joined our company in March 2000 and has served as our Vice President of Sales for Asia Pacific and Africa since November 2003. Prior to that, Mr. Aran served as our Vice President of Professional Services. Prior to joining our company, he worked for seven years at HISH Ltd., a company specializing in process engineering and management, at which he held a number of positions including Operations Manager and International Sales and Marketing Manager. Mr. Aran holds a B.Sc. in Engineering from the Technion, Israel Institute of Technology.

Izik Ben Zaken . Mr. Ben Zaken has worked at our company since our inception and has served in a number of positions including Head Software Architect. He has served as our Vice President of Research and Development since June 2001. Mr. Ben Zaken holds a B.A. in Computer Science from the Technion, Israel Institute of Technology.

Arie Ganot . Mr. Ganot joined our company in 1998. He has held a number of positions with the company including Vice President - Finance and Comptroller. From 1994 to 1998, Mr. Ganot served as the Chief Financial Officer of S.A.L. Technical Equipment Ltd. and from 1990 to 1994, he worked as an accountant with Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited. Mr. Ganot holds a B.A. in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

Doron Segal. Mr. Segal has served as our Chief Technology Officer since October 2004. Prior thereto, he worked for eight years at Comverse, at which he held a number of positions including AVP with responsibility for product requirement definition and product level design. Mr. Segal holds an M.Sc. degree in Computer Sciences from Bar-Ilan University, along with a B.Sc. degree in Physics, Mathematics & Computer Sciences from the Hebrew University.

Benny Rosenbaum has served as our Chief Operations Officer since April 2005. Prior to joining our company Mr. Rosenbaum worked for four years at Vapisoft Ltd. as CEO. Prior thereto he worked for fourteen years at Magic Software, at which he held a number of positions including VP of Business Development with responsibility for Magic Software future directions. Mr. Rosenbaum holds a BA degree in Business from Bar-Ilan University .

Zamir Bar-Zion . Mr. Bar-Zion has served as an external director of our company since June 2002. Mr. Bar-Zion has also served as the Managing Director of Investment Banking at Excellence Nessuah/Piper Jaffray since May 2004. Mr. Bar-Zion was a Managing Director for investment banking at Nessuah Zannex & Co. from 1998 until 2001. Prior thereto, Mr. Bar-Zion served as a private financial consultant and a senior partner at Evergreen Canada - Israel Investments Ltd. Mr. Bar-Zion currently serves as a director of Top Image Systems Ltd., Attunity Ltd. and Lapidot Cheletz Ltd. Mr. Bar-Zion holds a B.S. degree in Computer Science and Finance from the New York Institute of Technology, an M.A. degree in Finance from Pace University and has graduated from the Program of Management Development at Harvard University.

Rimon Ben-Shaoul . Mr. Ben-Shaoul has served as a director of our company since August 2002. Mr. Ben-Shaoul has served as the President and Chief Executive Officer of Polar Communications Ltd. since 2004 and between 2001 and 2004 as the Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From 1997 to 2001 Mr. Ben-Shaoul served as the President and Chief Executive Officer of Clal Industries and Investments Ltd. From 1985 to 1997 Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. From 1997 to 2001 Mr. Ben-Shaoul served as Chairman of Scitex Corporation Ltd. and currently Mr. Ben-Shaoul serves as Chairman of Cimatron Ltd. and as a director of Arel Communications & Software Ltd., Nice Systems Ltd. and B.V.R. Technologies Ltd. Mr. Ben-Shaoul also serves as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University.

Amnon Neubach . Mr. Neubach has served as an external director of our company since February 2001. From 2001 until 2003 Mr. Neubach has served as Chairman of the Board of Pelephone Communications Ltd., a company founded by Bezek and Motorola, Mr. Neubach served as an economic consultant to several companies in the private sector since 1997. From 1995-1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990-1994 he served as the Minister of Economic Affairs in the Israeli Embassy in Washington, D.C. Currently Mr. Neubach serves as a director of Arelnet Ltd., Delta Ltd., Direct Insurance Ltd. and Aspen Ltd. Mr. Neubach also serves as a director on the boards of two privately held companies. Mr. Neubach holds a B.A. in Economics and Business Administration and an M.A. in Economics, both from Bar Ilan University.

Menahem Shalgi. Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi served at Amdocs as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993, Mr. Shalgi served as the Chief Executive Officer of WIZTEC Ltd. Prior thereto, Mr. Shalgi served at Amdocs at which he held a number of positions. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Sciences from Weizmann Institute for Science.

B. Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2004 was approximately $1.2 million, including approximately $98,000 that was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers.

During 2004, options to purchase 300,000 ordinary shares were granted to our executive officers under our option plans.

Our shareholders in a meeting held on April 7, 2005, resolved to grant each of our five directors options to purchase 18,000 Ordinary Shares. The exercise price of the options is $3.82, which is equal to the per share closing price of our Ordinary Shares on the Nasdaq Stock Market on the trading date immediately preceding the shareholders meeting approving the grant. The options will vest in three equal annual installments and will expire on February 8, 2012. The shareholders also approved to pay each non-executive director an annual fee of $8,000 and a participation fee of $400 per meeting, which is the same amount of fees paid to our outside directors.

C. Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2007, Class II in 2008 and Class III in 2006. Monica Eisinger is a member of Class I, Rimon Ben-Shaoul is a member of Class II, and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. External directors, who are elected for up to two three-year terms pursuant to the Companies Law, are not members of any class. Mr. Amnon Neubach was re-elected to a second term as an external director on April 13, 2004 and Mr. Zamir Bar-Zion, was re-elected to a second term as an external director in April 2005 , effective June 27, 2005 . Mr. Menahem Shalgi was elected as an external director in April 2005 .

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

  Under the Companies Law, the role of the audit committee is to examine flaws in the management of the company's business, in consultation with the internal auditor and the company's independent accountants, suggest remedial measures, and to approve specified related party transactions. Our audit committee consists of all our external director(s) and Mr. Rimon Ben-Shaoul.

  The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval at least two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted.

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

  All four members of our audit committee are "independent directors" under the Nasdaq rules and meet the additional qualifications for membership on an audit committee that apply to us.

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

  Remuneration of Members of the Board of Directors

  Under the Companies Law, no director may be paid any remuneration by the company for his services as director except as may be approved by our audit committee, board of directors and shareholders. Our external directors are entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with their service as external directors. The compensation paid to our directors is described above in Item 6B. Our directors are not entitled to benefits upon termination of service.

  Executive Officers

  Our executive officers are appointed by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates upon 30 days' written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Eisinger) following the termination of their employment with us. Monica Eisinger is entitled to severance pay upon termination of her employment by either her or us (other than by us for cause) and to receive, during each month of the six-month period following termination of her employment by us, or by her for cause, an amount of salary and benefits equal to her former monthly salary and other benefits. Under recent Israeli case law, the non-competition undertakings of employees may not be enforceable.

  D. Employees

  The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

      As of December 31,
    2002 2003 2004
Approximate numbers of employees
 by geographic location
Israel      94   92  105
Romania      47   76  140
United States     15   11    4
China       7    4     3
Elsewhere      0    0    0
   Total workforce   163  183  252
Approximate numbers of employees
 by category of activity
General and administration   13   13   14
Research and development   94  111  154
Professional services and customer support
      25   34   60
Sales and marketing     31   25   24
____________________________________________________
   Total workforce   163  183  252
____________________________________________________

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

  E. Share Ownership

  As of March 1, 2005, Monica Eisinger owns 4,054,000, or 18.92%, of our ordinary shares. In addition, Ms. Eisinger holds options to acquire 40,000 ordinary shares at an exercise price of $1.65 per share, half of which are vested and half of which vest on December 31, 2005, and expire on December 31, 2008. She also holds options to acquire 18,000 ordinary shares at an exercise price of $3.82, which vest in equal installments on February 1, 2006, 2007 and 2008 expire on February 8, 2012.

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

  The option plans permit the issuance of options to acquire up to 4,308,000 ordinary shares. As of March 1, 2005, options to purchase 1,651,800 ordinary shares are outstanding and options for 808,360 ordinary shares have been exercised. The options vest over three to five years, commencing on the date of grant. Generally, options not previously exercised will expire approximately seven years after they are granted. In connection with the recent Israeli tax reform, our board of directors elected capital gains treatment in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for two years from the end of the tax year in which they were awarded, will be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. On April 13, 2004, our annual general meeting resolved to extend our share option plans until December 31, 2010.

  Item 7 Major Shareholders and Related Party Transactions

  A. Major Shareholders

  The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2005 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.
  Name of Beneficial Owners  Total Shares   Percentage of Ordinary Shares (2)
     Beneficially Owned(1)
_________________________  _____________________ _________________________________
Monica Eisinger     4,074,000(3)  19.02%
Lior Salansky     1,491,140   6.96%
Oberweis Asset Management, Inc. (4)  1,123,000   5.24%
    Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable on or within 60 days of March 1 2005 and are treated as outstanding only for purposes of determining the percentage owned by such person.
    Based on 21,422,500 ordinary shares outstanding on March 1, 2005.
    Includes 20,000 ordinary shares issuable upon the exercise of options that are exercisable on or within 60 days of March 1 2005.
    Based on information as of December 31, 2004, set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005 by Oberweis Asset Management, Inc., an investment adviser, and its principal stockholders, James D. Oberweis and James W. Oberweis

  As of March 1, 2005, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 12,147,230 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees

  As of the closing of our initial public offering in August 2000, a group of investment partnership known as Summit Partners beneficially owned 2,592,600 ordinary shares, of which 650,000 shares were non-voting shares. On June 27, 2002, the 650,000 non-voting shares were converted into 650,000 ordinary shares. Consequently, Summit Partners owned 12.5% of our outstanding ordinary shares. Between December 1, 2003 and December 17, 2003, Summit Partners sold 1,336,400 ordinary shares. On January 9, 2004, Summit Partners distributed its remaining 1,256,200 ordinary shares to its partners. Consequently, as of that date Summit Partners no longer own any of our ordinary shares.

  As of March 31, 2001, Mr. Salansky beneficially owned 3,899,140 ordinary shares, representing 19.0% of our outstanding ordinary shares. Through March 1, 2005, Mr. Salansky sold ordinary shares and, as of March 1, 2005, he beneficially owned 1,491,140 ordinary shares, representing 6.96% of our outstanding ordinary shares.

  In 2002, Polar Communications Ltd. reached a total of 5,166,554 ordinary shares, representing 24.98% of our outstanding ordinary shares, after they completed an acquisition of shares in a private transaction. Since then, Polar Communications Ltd. sold more than 4.2 million ordinary shares. Consequently, as of March 1, 2005, Polar Communications Ltd. holds ordinary shares representing less than 5% of our outstanding ordinary shares.

  B. Related Party Transactions

  In March 2000, we raised $12 million in a private placement of our securities to a group of investment partnership known as Summit Partners . In connection with the investment, we granted to two of our current principal shareholders, Monica Eisinger and Lior Salansky, and transferees of their shares unlimited incidental registration rights. In addition, we and our principal shareholders entered into a shareholders' agreement. The shareholders' agreement provides, among other things, that if Monica Eisinger or Lior Salansky desire to sell all or any part of the shares owned by them, other than in the public market, Ms. Eisinger or Mr. Salansky, as appropriate, are entitled to sell a pro rata portion of the shares proposed to be sold. Except for these limited co-sale rights, the shareholders agreement terminated immediately prior to the closing of our initial public offering in August 2000.

  C. Interests of Experts and Counsel

  Not applicable.

  Item 8. Financial Information

  Financial Statements

  See Item 18.

  Legal Proceedings

  We are not a party to any material legal proceedings.

  Dividend Policy

  In 2003, we adopted a new dividend policy. According to the new policy, we plan to distribute a cash dividend once in each calendar year in an amount equal to our net profits for the preceding calendar year, if any. The new policy commenced on 2004 with respect to our net profits for 2003. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements. There is no guarantee that we will have net profits in any given year, even if we have operating profit in that year. In the first quarter of 2005, we declared a cash dividend in the amount of $6.9 million before tax, which was equal to our net profits for 2004.

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

   Calendar Year  Price Per Share
 _____________  _____________________
     High      Low
    ________    _________
2004       $6.33 $3.86
____       _____ _____
2003        6.34   1.24
____       _____ _____
2002        1.84  0.79
____       _____ _____
2001        8.87  1.11
____       _____ _____
2000(commencing August 8, 2000)    14.12  6.50
____       _____ _____
 ___________________________

 Calendar Quarters Price Per Share
 _____________    _____________________
     High      Low
    ________    _________
2005 First Quarter      $5.64 $4.63

2004 First Quarter        6.33  3.96
 Second Quarter      5.35  4.34
        Third Quarter      4.85  3.86
        Fourth Quarter      5.88  4.39

2003 First Quarter        1.45  1.24
 Second Quarter      2.90  1.35
 Third Quarter      4.00  2.49
 Fourth Quarter      6.34  3.40

Calendar Month
______________
2005
 January      5.47   4.63
 February     5.64   4.89
 March      5.32          4.81
 April       3.95   3.19

2004
 November     5.30   4.40
 December     5.88   5.08

  The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Tel Aviv Stock Exchange. The table contains actual prices in NIS, without adjustment for dividends paid on our ordinary shares.

   Calendar Year  Price Per Share
 _____________  _____________________
     High      Low
    ________    _________
2004    NIS 28.54   NIS 17.75
2003        27.93    4.99
2002 (commencing July 15, 2002)      5.89  4.99

 Calendar Quarters Price Per Share
 _________________   _____________________
     High      Low
    ________    _________
2005 First Quarter   NIS 24.48   NIS 20.62

2004 First Quarter    NIS 28.54   NIS 18.59
 Second Quarter      24.97   19.58
 Third Quarter      21.62   17.75
 Fourth Quarter      25.15   19.42

2003 First Quarter         6.74     4.99
 Second Quarter      14.38     6.69
 Third Quarter      17.77       10.50
 Fourth Quarter      27.93       14.44

 Calendar Month
 ______________
2005
 January       24.45 20.62
 February      24.48 21.31
 March       22.97 20.98
 April        17.68 14.53
2004
 November      22.69 19.42
 December      25.15 22.07

  B. Plan Of Distribution

  Not applicable

  C. Markets

  Our ordinary shares are quoted on the Nasdaq National Market under the symbol MNDO. In addition, commencing July 15 , 2002, our ordinary shares are quoted on the Tel-Aviv Stock Exchange under the symbol MIND and are included in the TELETEC index and, since January 1, 2004, the TA 100 index.

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

  According to the Israeli Companies Law, the term of a director commences upon his election, unless the company's articles of association permit a later effective date. In order to allow our shareholders to elect a director for a term that commences on a later effective date, our shareholders amended our articles of association on April 7, 2005.

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

  We have obtained an exemption from Nasdaq's requirement to send an annual report to shareholders prior to our annual general meetings. We file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

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

  Mergers and Acquisitions under Israeli Law

  The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 70 days have passed from the time that a proposal of the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party .

  The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company and there is no 45% or more shareholder in the company. These requirements do not apply if the acquisition (i) is made in a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

  If as a result of an acquisition of shares the acquirer will hold more than 90% of a company's outstanding shares, the Israeli Act requires that the acquisition be made by means of a tender offer for all of the outstanding shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

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

  Exculpation of Office Holders

  Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions) provided the articles of association of the company allow it to do so. Our articles allow us to exempt our office holders to the fullest extent permitted by law.

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

    a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;
    reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and
    reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:
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

    a breach by the office holder of his duty of loyalty unless, with respect to indemnification or insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
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

  E. Taxation

  Israeli Tax Considerations

  The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. Note that t his tax structure and any resulting benefit may not apply for any income derived by our foreign subsidiaries, which subsidiaries may be taxed according to tax laws applicable to their country of residence . The following also contains a discussion of the material Israeli and United States tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or courts will accept the views expressed in the discussion in question.

  Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

  General Corporate Tax Structure

  The general rate of corporate tax in Israel to which Israeli companies are subject is 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and the general rate of capital gains tax in Israel to which Israeli companies are subject is 25%, for capital gains derived after January 1, 2003 other than gains deriving from the sale of listed securities . However, the effective tax rate payable by a company which derives income from an "Approved Enterprise" (as defined below) may be considerably less, as further discussed below.

  Law for the Encouragement of Capital Investments, 1959

  General

  The Law for Encouragement of Capital Investments, 1959, or the Investments Law, provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an "Approved Enterprise". Please see discussion below regarding a recent amendment to the Investments Law.

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

  Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents ("foreign investment level"). The tax rate is:

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

    the first Approved Enterprise commenced operations in 1995 and income derived and not distributed from this Approved Enterprise is exempt from tax for a period of ten years through 2004; and

    the period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced operations in 2000 and income derived and not distributed from this Approved Enterprise is exempt from tax for a period of ten years through 2009.

  Dividends Taxation

  When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is generally 10% to 25%, depending upon the extent of foreign investment in MIND, and to withhold at source on behalf of the recipient of the dividend an additional 15% of the amount distributed. Through May 31, 2000 we distributed most of our income and paid corporate tax at the rate of 25%. In November 2003, we distributed to our shareholders approximately $2.9 million. Since at that time we had insufficient retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court in accordance with Section 303 of the Israeli Companies Law. The Company was tax exempted according to an applicable tax ruling with respect to such distribution. In the first quarter of 2004, we declared a cash dividend in the amount of approximately $3.6 million, which is equal to our net profits for 2003. We paid corporate tax on such dividend at the rate of 25%. In the first quarter of 2005, we declared a cash dividend in the amount of approximately $6.9 million before tax, which is equal to our net profits for 2004. We are expected to pay corporate tax on such dividend at the rate of 25%. No tax payment on this dividend was made in accordance with an agreement with the tax authority and with respect to accumulated tax losses from Approved Enterprise activity that such losses would offset tax liability in respect of distribution of tax-exempt income.

  Recent Amendment of the Investments Law

  On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company's facility will be granted the status of "Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company's previous year of commencement of benefits under the Investments Law.

  Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

    Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.
    A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.
    A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600-900 million in facilities in certain geographical locations in Israel.

  Generally, a company that is "abundant in foreign investment" (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

  The amendment changes the definition of "foreign investment" in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

  The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the provisions of the amendment will not apply.

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

  Israeli Residents

  Generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE"), (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel or (iii) companies traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel .

  This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Income Tax Ordinance); (ii) the sale of shares by dealers in securities who will be taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law who will be taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

  Non-Residents of Israel

  Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains are not derived from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not attributed to a permanent establishment in Israel and that such shareholders are not subject to the Inflationary Adjustment Law and did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

  U.S Residents

  Under the U.S.-Israel Tax Treaty , the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of the issued voting shares throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5%, or 15% for dividends of income generated from an Approved Enterprise.

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

  Distributions on the Ordinary Shares

  Subject to the discussion below under " Passive Foreign Investment Company Status", a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares.

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

  Disposition of Ordinary Shares

  Subject to the discussion below under " Passive Foreign Investment Company Status", upon the sale or exchange of the ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange.

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

  There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the Asset Test. However, the legislative history of the U.S. Taxpayer Relief Act of 1997, referred to as the 1997 Act, indicates that for purposes of the Asset Test, "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." It is unclear under current interpretations of the 1997 Act whether other approaches could be employed to determine the value of our assets. Under the approach set forth in the legislative history to the 1997 Act, we believe that we would be deemed a PFIC for 2001 and for 2002, principally because a significant portion of our assets continued to consist of cash, cash equivalents and short-term investments from the proceeds of our initial public offering, coupled with the decline in the public market value of our ordinary shares during 2001 and 2002. Based on application of the approach of the 1997 Act, there is a reasonable likelihood that we may not be deemed a PFIC in 2003 and 2004. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

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

  You may request a copy of our SEC filings, at no cost, by writing or calling us at MIND C.T.I. Ltd., Industrial Park, Building 7, Yoqneam, 20692, Israel, Attention: Arie Ganot, Chief Financial Officer, telephone 972-4-993-6666. A copy of each report submitted in accordance with applicable United States law is available for review at our principal executive offices.

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

  The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2004.

  Currency  Current Monetary Assets (Liabilities)-net
       (In thousands)
________  _________________________________________
NIS       112
Euro     3,109
Pound sterling        2
Romanian lei       36
Other non-dollar currencies      (1)
     _____
     3,258
     =====

  Our annual expenses paid in NIS are approximately $7.3 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $73,000 for the year ended December 31 2004.

  During the last quarter of 2004, we deposited an amount of $30 million with several banks for periods between seven and ten years. The arrangements with the banks are described above in Item 5B.

  As of December 31, 2004, we did not hold any instruments that are subject to risk arising from changes in equity prices. Also, we did not hold any derivative financial instruments for either trading or non-trading purposes.

  Item 12. Description of Securities Other Than Equity Securities

  Not applicable.

  PART II

  Item 13. Defaults, Dividend Arrearages and Delinquencies

  Not applicable.

  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

  The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2004, all proceeds have been invested in highly liquid bank deposits.

  Item 15. Controls and Procedures

  We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

  In addition, there were no changes in our internal control over financial reporting that occurred during 2004 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting .

  Item 16A. Audit Committee Financial Expert

  Our board of directors has designated Mr. Amnon Neubach as our "audit committee financial expert" as defined by the SEC rules.

  Item 16B. Code of Ethics

  In April 2004, our board of directors adopted our Code of Ethics, a code that applies to all of our directors and employees.

  Item 16C. Principal Accountant Fees And Services

  In the annual meeting held in April 2005, our shareholders re-appointed Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

     Year Ended December 31,
   _______________________
   2004  2003
   _______________________
Audit Fees  $ 35,000       $ 35,000
Audit-Related Fees        0              0
Tax Fees     5,000          5,000
All Other Fees                 0              0
   _______________________
 Total   $40,000        $40,000

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

  Item 16D. Exemptions from the Listing Standards for Audit Committees

  Not applicable.

  ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  Not applicable.

  PART III

  Item 17. Financial Statements

  Not applicable.

  Item 18. Financial Statements

  Our consolidated financial statements for the year ended December 31, 2004 are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 18, 2005.

  Item 19. Exhibits

  The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1**	Memorandum of Association, as amended
1.2****	Articles of Association, as amended
4.1***	MIND 1998 Share Option Plan
4.2***	MIND 2000 Share Option Plan

8****	List of Subsidiaries
10.2*	Registration Rights Agreement by and among MIND C.T.I. Ltd., Lior Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Investors listed therein, dated as of March 30, 2000
10.3*	Shareholders Agreement by and among MIND C.T.I. Ltd., Lior Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Purchasers listed therein, as amended by an amendment agreement dated July 10, 2000
10.6*	Waiver between Summit, ADC Teledata Communications Ltd., Monica Eisinger and Lior Salansky dated August 1, 2000
11***	Code of Ethics and Business Conduct
12.1****	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2****	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1****	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2****	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

  * Incorporated by reference to MIND C.T.I. Ltd.'s Registration Statement (File 333-12266) on Form F-1.

  ** Incorporated by reference to MIND C.T.I. Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 ( Commission file number 000-31215 ).

  *** Incorporated by reference to MIND C.T.I. Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (Commission file number 000- 31215 ).

  **** Filed herewith.

  SIGNATURES

  The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

  MIND CTI LTD.
  /s/ Monica Eisinger
  By: Monica Eisinger
  Title: & CEO
  Date: June 7, 2005

  EXHIBIT 1.2

  THE COMPANIES LAW, 5759 - 1999

  A COMPANY LIMITED BY SHARES

  THIRD AMENDED AND RESTATED

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

  (b) Rights of Ordinary Shares . The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in these Articles, including, inter alia , the right to receive notices of, and to attend, meetings of the shareholders; for each share held - the right to one vote at all shareholders' meetings for all purposes, and to share equally, on a per share basis, in such dividends as may be declared by the Board of Directors in accordance with the terms of these Articles and the Companies Law, and upon liquidation or dissolution - in the assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company, in accordance with the terms of these Articles and applicable law. All Ordinary Shares rank pari passu in all respects with each other.

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

  (b) (i) If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Shareholders Resolution, subject to the sanction of a resolution passed by the holders of a majority of the shares of such class by written consent or at a separate General Meeting of the holders of the shares of such class.

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

  (b) With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia , resort to one or more of the following actions:

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

  (b) Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall estop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

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

  15. Lien

  (a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

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

  18. [reserved]

  TRANSFER OF SHARES

  19. Effectiveness and Registration

  (a) No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company or its agent, together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

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

  PROCEEDINGS AT GENERAL MEETINGS

  26. Quorum

  (a) Two or more shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company (subject to rules and regulations, if any, applicable to the Company), shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

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

  (c) Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

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

  31. Voting Power

  Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by written ballot or by any other means.

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

  34. Effect of Death of Appointor or Revocation of Appointment

  A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

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

  (c) Reserves

  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall think fit, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

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

  37. Delegation of Powers

  (a) The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

  (b) Without derogating from the provisions of Article 50, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may think fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it thinks fit.

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
    Class II Directors shall serve until the Annual General Meeting to be convened in 2002; and
    Class III Directors shall serve until the Annual General Meeting to be convened in 2003,

  until their respective successors shall be duly elected. At each Annual General Meeting, beginning with the Annual General Meeting to be convened in 2001, the Directors elected or re-elected to the class whose term expires at such meeting shall serve until the Annual General Meeting to be convened in the third year following such election or re-election.

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

  (d) Notwithstanding anything to the contrary in the foregoing provisions of Article 39, the foregoing provisions of this Article 39 shall not apply to the Company's External Directors, who shall not be members of any class and shall serve pursuant to the provisions of the Companies Law.

  (e) Notwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Shareholder Resolution electing said Director, if so specified in said Shareholder Resolution.

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

  58. Implementation of Powers under Articles 56 and 57

  For the purpose of giving full effect to any resolution under Articles 56 or 57, and without derogating from the provisions of Article 7(b) hereof, and subject to applicable law, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

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

  62. Mechanics of Payment

  Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check or warrant shall be sent at the risk of the person entitled to the money represented thereby.

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

  NOTICES

  69. Notices

  (a) Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served (i) in the case of mailing, two (2) business days after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than two (2) days or seven (7) days, as the case may be, after it has been posted; (ii) in the case of overnight air courier, on the third (3 rd ) business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three (3) business days after it has been sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such shareholder (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation by the recipient's facsimile machine that such notice was received by the addressee. The mailing date or publication date and the date of the meeting shall be counted as part of the days comprising any notice period. Notice may be sent by cablegram, telex, telecopier (facsimile) or other electronic means and confirmed by registered mail as aforesaid. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 69(a).

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

  (e) The provisions of Articles 70(a), 70(b) and 70(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

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

  I, Monica Eisinger, President and Chief Executive Officer of MIND C.T.I. Ltd., certify that :

    I have reviewed this annual report on Form 20-F of MIND C.T.I. Ltd. :
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
      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
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
Dated: 7/6/2005	/s/ Monica Eisinger ______________ Monica Eisinger President and Chief Executive Officer (Principal Executive Officer)

  EXHIBIT 12.2

  Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

  I, Arie Ganot, Chief Financial Officer of MIND C.T.I. Ltd., certify that :

    I have reviewed this annual report on Form 20-F of MIND C.T.I. Ltd. :
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
      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
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
Dated: 7/6/2005	/s/ Arie Ganot ______________ Arie Ganot Chief Financial Officer Principal Financial Officer)

  EXHIBIT 13.1

  Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

  In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2004 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Monica Eisinger, President and Chief Executive Officer of the Company, certify that:

    the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: 7/6/2005	/s/ Monica Eisinger ______________ Monica Eisinger President and Chief Executive Officer (Principal Executive Officer)

  EXHIBIT 13.2

  Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

  In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2004 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Arie Ganot, Chief Financial Officer of the Company, certify that:

    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: 7/6/2005	/s/ Arie Ganot ______________ Arie Ganot Chief Financial Officer Principal Financial Officer)