Form 20-F
period 2005-12-31
MIND CTI LTD
filed 2006-06-29
CIK 1119083

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
As of December 31, 2004, the Registrant had outstanding 21,462,980 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] Yes [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the Registrant has elected to follow.
[   ] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes [X] No

PART I

Unless the context requires otherwise, "MIND", "us", "we" and "our" refer to MIND C.T.I. Ltd. and its subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2005. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 "Operating and Financial Review and Prospects."

	Years ended December 31,

	2,001	2,002	2,003	2,004	2005

	(In US $ thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues:
Sales of licenses	$7,108	$6,535	$8,105	$11,699	$7,420
Services	3,361	3,473	4,831	6,107	8,181

Total revenues	10,469	10,008	12,936	17,806	15,601
Cost of revenues	2,242	2,479	3,208	4,394	4,015

Gross profit	8,227	7,529	9,728	13,412	11,586
Research and development, expenses - net	4,423	3,723	3,319	3,833	5,086
Selling, general and administrative expenses:
Selling expenses	6,767	4,154	4,065	4,517	2,148
General and administrative expenses	3,097	1,279	1,115	1,857	1,507

Operating income (loss)	(6,060)	(1,627)	1,229	3,205	2,845
Financial income - net	1,588	2,078	2,573	3,834	1,260

Income (loss) before taxes on income	(4,472)	451	3,802	7,039	4,105
Taxes on income	7	117	169	162	43

Income (loss) before minority interest	(4,479)	334	3,633	6,877	4,062
Minority interest in losses of a subsidiary	89	--	--	--	--

Net income (loss)	(4,390)	334	3,633	6,877	4,062

Earnings (loss) per ordinary share -
Basic	$(0.21)	$0.02	$0.18	$0.33	$0.19

Diluted	$(0.21)	$0.02	$0.17	$0.32	$.019

Weighted average number of ordinary shares used in computation of earnings (loss) per ordinary share - in thousands:
Basic	20,654	20,677	20,732	21,089	21,431

Diluted	20,654	20,761	21,143	21,468	21,619

Dividends per ordinary share	$0.00	$0.00	$0.14	$0.24	$0.14

	As of December 31,

	2,001	2,002	2,003	2,004	2005

	(In US $ thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,723	$11,312	$4,391	$18,687	$10,174
Working capital	41,640	11,334	4,006	18,866	9,471
Total assets	46,734	47,967	49,979	55,716	55,395
Share capital and additional paid-in capital	60,985	61,142	58,567	59,130	59,452
Total shareholders' equity	43,991	44,482	45,540	50,244	49,485

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
  amortization of intangible assets;
  changes in our business model and margins;
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

In 2005, we derived 81% of our revenues from the sale of software and related services to providers of IP services and traditional wireline and wireless telephony services. Before we can sell our software to some of these customers, they must conduct a lengthy and complex approval and purchase process. Prospective customers must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. The following factors, among others, affect the length of the approval process:

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

The global deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000 and continuing into 2003, and there is still uncertainty with respect to the direction of the economy and the telecommunications market. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. Our revenues for the first quarter of 2005 were lower that those of the preceding quarter due partially to delays in expenditures. A continuation of such delays or a decline in capital expenditures by telecommunications service providers may reduce our sales and could result in additional pressure on the price of our products, both of which would have a material adverse effect on our operating results.

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

Competition in our industry is intense and we expect competition to increase. We compete both with established global billing companies such as Intec Telecom Systems (after the acquisitions by Intec of Digiquant and of the billing division of ADC Telecommunications) and Convergys Corporation (after the acquisition of Geneva Technology by Convergys) as well as with US based billing companies, such as VeriSign. Some of our competitors have greater financial, technical, sales, marketing and other resources, and greater name recognition than we do. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressure will not harm our financial results.

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

We have derived, and anticipate that we will continue to derive, a significant portion of our market opportunities and revenues from our marketing alliances and reseller arrangements with major manufacturers of telecommunications equipment, including Alcatel, Cisco, Lucent and Siemens, which market or recommend our products to their customers. Our marketing alliances and reseller arrangements with these parties are nonexclusive and do not contain minimum sales or marketing performance requirements. In some instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Moreover, our marketing allies and resellers may develop their own internal mediation, rating, billing and customer care software products that compete with ours and sell them as part of their equipment. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers develop their own competing mediation, rating, billing and customer care software products, our revenues and income will decline.

We depend on a limited number of customers who generate a significant portion of our revenues.

In 2004, one customer accounted for 36% of our revenues. In 2005, no customer accounted for more than 10% of our revenues, but we may experience large revenue concentration in the future. Our future growth will depend on, among other things, our ability to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers. Our operating results could be materially adversely affected if we are unable to disperse our revenues among a greater number of customers or to continue to generate revenues from a limited number of customers.

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

Our products require sophisticated research and development, sales and marketing, software programming and technical customer support. Our success depends on our ability to attract, train, motivate and retain highly skilled personnel within each of these areas of expertise. Qualified personnel in these areas are in great demand and are likely to remain a limited resource for the foreseeable future. We cannot assure you that we will be able to retain the skilled employees we require. In addition, the resources required to retain such personnel may adversely affect our operating margins. The failure to retain qualified personnel may harm our business. In particular, we maintain a large technical and support center in Jassy, Romania and have encountered many attempts from other technology companies to recruit our employees after we have trained them. If this phenomenon continues and increases, we will be forced to raise the salaries of our Romanian employees and our results of operations will be harmed.

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

Our success and ability to compete depend substantially upon our internally developed or acquired technology. Any misappropriation of our technology could seriously harm our business. In order to protect our technology and products, we rely on a combination of trade secret, copyright and trademark law. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our software or technology or to develop software with the same functionality. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent misappropriation, particularly in foreign countries where the laws may not protect our intellectual property rights as fully as in the United States.

In October 2003, we received a notice from a third party alleging an infringement claim. Although this claim is not expected to have a material adverse effect on our business, it is possible that additional third parties will claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software in the same industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or court order that could prevent us from selling our software. Any of these events could seriously harm our business.

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

In 2004 and 2005, approximately 95% and 93% of our revenues, respectively, were generated outside of Israel. Our sales outside of Israel are made in more than 35 countries. We currently have sales and support offices located in Silver Spring, Maryland and Hasbrouck Heights, New Jersey. In addition, we have a technical and support team in Jassy, Romania. We plan to establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

  staffing and managing foreign operations;
  increased risk of collection;
  potentially adverse tax consequences;
  the burden of compliance with a wide variety of foreign laws and regulations;
  burdens that may be imposed by tariffs and other trade barriers;
  political and economic instability; and
  natural disasters like the tsunami and hurricanes.

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

Customers rely on third-party security features to protect due privacy and integrity of customer data. Our products may be vulnerable to breaches in security due to failures in the security mechanisms, the operating system, the hardware platform or the networks linked to the platform. All our solutions provide web access to information, presenting additional security issues for our customers. Security vulnerabilities could jeopardize the security of information stored in and transmitted through the computer systems of our customers. A party that is able to circumvent our security mechanisms could misappropriate proprietary information or cause interruptions in the operations of our customers. Security breaches could damage our reputation and product acceptance would be significantly harmed, which would cause our business to suffer.

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
  market conditions in our industry;and
  the general state of the securities market (particularly the technology sector).

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

As of May 31, 2006, we had 21,528,380 outstanding ordinary shares, of which approximately 17 million ordinary shares were freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act. As of May 31, 2006, there were outstanding options to purchase a total of 1,624,440 ordinary shares, of which 369,260 were vested. We were also authorized to grant options to purchase 1,769,400 additional ordinary shares. We have filed a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

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

We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Accordingly, our operations, financial position and operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, and in January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. This development is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

We receive tax benefits under Israeli law for capital investments, the Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, that are designated as "Approved Enterprises". To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The Investments Law was recently amended and we are evaluating these amendments. The termination or reduction of the tax benefits under the Investments Law could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E "Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 9 to our financial statements contained in Item 18.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

We have received grants in the past from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. According to Israeli law, generally, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. In addition, we are prohibited from transferring out of Israel the know-how developed with these grants, without the prior approval of a governmental committee. Approval is not required for the sale or export of any products resulting from the funded know-how. Any shareholder who becomes a controlling shareholder of our company or any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are described above in this paragraph.

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

We are incorporated in the State of Israel. Substantially all of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. We have been informed by our legal counsel in Israel that it may be difficult to bring original actions in Israel to enforce civil liabilities under the Securities Act and the Exchange Act. However, subject to specified time limitations, Israeli courts are authorized to enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, provided that:

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

Item 4. Information on the Company

A. History and Development of the Company.

General

Our name is MIND C.T.I. Ltd. for both legal aswell as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law, 1999 and the regulations promulgated thereunder. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 20692, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is Sentori, Inc. and its principal offices are located at 12211 Plum Orchard Drive, Suite 320, Silver Spring, MD 20904, USA

Important Events in the Development of the Company

Since 1997 we developed and marketed a real-time mediation and billing solution, mainly to the Internet protocol, or IP, prepaid markets, known as MIND-iPhonEX.

During 2005, we completed the acquisition of the Sentori Inc., a U.S. company founded in 1994 and based in the Washington, D.C. metro area. Sentori is a leading provider of customer care and billing solutions to wireless carriers and mobile virtual network operators, or MVNOs, mainly in the United States and the Caribbean. We are in the process of incorporating the Sentori functionality into the MIND-iPhonEX product line, and we intend to brand the combined products under the MINDBill name. We plan to continue to support the Sentori product with new maintenance releases, as well as customization requests. In addition, we will offer our existing customers a migration path to MINDBill.

The acquisition of Sentori opened marketing footprints in the United States and in the mobile markets, brought us approximately 16 customers and a strong brand, which we plan to leverage to increase sales in the United States.

Principal Capital Expenditures

During 2003, 2004 and 2005, the aggregate cash amounts of our capital expenditures were $0.5 million, $1.2 million and $0.6 million, respectively. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

B. Business Overview

Overview

We develop, manufacture and market real-time and off-line mediation, rating, billing and customer care software for various types of communication providers, including traditional wireline and wireless, voice over IP, or VoIP, and broadband IP network operators, cable operators, 3G operators and mobile virtual network operators, or MVNOs.

Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as both prepaid and post-paid payment models in a single platform. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. Post-paid subscribers, including credit-limited and non-limited, either retail or business customers, represent the loyal and the higher average revenue per user, or ARPU, market. All services used by a post-paid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. Our billing solution is unique as it includes our own integrated real-time mediation product that provides interfaces with IP and traditional telecommunication equipment.

We also provide professional services, primarily to our billing and customer care customers, consisting of installation, customer support, training and maintenance services, customization and project management. Our professional services also include turnkey project implementation services.

In addition to our billing and customer care solutions, we offer three call management systems used by organizations for call accounting, traffic analysis and fraud detection. Our traditional enterprise software, which we call PhonEX, has been installed in over 10,000 locations throughout the world. Our other enterprise software, which we call MEIPS, is a product directed towards the same market segment where IP switches are implemented. MEIPS has been installed at a variety of locations around the world. Our latest product, PhonEXONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEXONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. This new product was developed to include full functionality through a web browser, based on Microsoft SQL database and enhanced by the advanced ASP.NET technology.

Our Market Opportunity

Billing and Customer Care Industry

Billing and customer care are critical to telecommunications service providers as they enable them to track and bill for usage, manage revenues and customer relations, and launch, deploy and charge new services, marketing programs and rate plans. The need for comprehensive billing solutions is driven by the market trend that requires service providers to introduce new services more rapidly, to be innovative in creating new product offerings and to optimize business processes for maximum efficiency. We provide tier 2 and tier 3 service providers with flexible, easy to deploy, convergent and stable billing solutions.

During the recent industry recovery, a process of replacing billing solutions has begun, mainly in the developed telecom markets, where competition, consolidation and customer loyalty are key issues. Many service providers are now looking to invest strategically, to replace existing solutions in order to reduce costs and improve service. As these are complex projects, the trend is strongly towards proven solutions that we are well positioned to provide.

An additional market opportunity is the trend towards all-IP networks, offering multiple next generation services, particularly in the developing world. Substantial new investment is taking place in many of these regions, driven by social and economic factors, with new licenses and new initiatives, such as VoIP and downloaded content. New billing solutions are required to enable the new services, and we are well positioned to support this need. As a pioneer in VoIP billing since 1997, we have the experience and the solution portfolio that is proven to be capable of delivering these technically demanding projects for all-IP networks.

Mobile Market

The Sentori acquisition, with its existing mobile customer base, provided the required presence to build upon and enhance our position in the mobile market. At the same time, through the acquisition, we have gained valuable partner relationships and a team of highly experienced professionals in the wireless telecommunications industry. With our combined product - MINDBill - we will be able to offer convergent services billing to the already existing customer base and to new GSM, CDMA and 3G operators.

A niche market in the mobile market in which we see opportunities in is the MVNO market. Market saturation is pushing mobile carriers that own the network, to use MVNOs as an alternative means for subscriber growth, without incurring the associated costs of acquiring and servicing a subscriber as the additional subscribers are acquired and serviced by the MVNO. Along with cutting operational costs, it enables the operators to increase their network utilization and revenues through wholesale agreements with the MVNOs. The number of MVNOs continues to grow rapidly. Typically, to create competitive differentiation, MVNOs require a billing and customer care solution that can ensure short time-to-market and product bundling. U.S.-based MVNOs are well positioned to gain market share as they establish brand awareness in their target customer segments. They specifically target consumers in well defined niches such as young people and those with poor credit. Niche markets previously considered undesirable by wireless carriers due to exotic usage profiles - are now attracting attention. We have a number of MVNO's as customers and we are focused on delivering solutions that address this particular market.

Voice over IP Industry

Many service providers are moving towards networks in which IP-based equipment will carry a large proportion, if not all, of their traffic. These next generation networks, or NGNs, offer cost savings over traditional switched networks, as well as the potential to offer new services like VoIP. We have a strong reputation in areas such as mediation and VoIP billing, and our products are designed to work with NGNs.

For service providers, Voice over IP presents an opportunity to generate revenue by offering additional services over the new broadband networks deployed. Voice over IP networks enable the deployment of most of the services customer receive over traditional networks at a much lower capital cost of infrastructure and reduced management cost of the network. As Voice over IP is distance independent, it allows service providers to offer competitive pricing, as only a small portion of the traffic, if any, terminates on traditional networks.

As service providers deploy convergent IP networks that can offer voice, data, video and content services, the demand for more sophisticated billing software is expected to grow. We believe that as providers of convergent networks continue to expand their service offerings, they will increasingly need products that allow them to monitor and bill their subscribers based on the type and content of services provided. As a result, we believe that this trend will increase the demand for sophisticated billing and customer care products for what is known as convergent billing, such as the solutions we offer.

Providers of multiple IP-based services typically require billing and customer care products that can handle authentication, authorization and accounting needs in real-time in order to determine the types of services to which the subscriber is entitled, as well as any applicable limits to the availability of the services. This real-time functionality is particularly important for prepaid billing plans. Finally, billing and customer care software products need to be easily adaptable to changes in the size and configuration of an IP provider's system, to new products and services and to enable rapid growth in subscriber base. Our proven solutions cover all these needs, as described below.

Our Mediation, Rating, Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable mediation, rating, billing and customer care software for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

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

Mediation and Service Fulfillment. IP based networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that MIND-iPhonEX is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, MIND-iPhonEX enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND-iPhonEX.

Scalability. Our billing solutions are designed to be easily adapted to changes in the size and configuration of a service provider's network. They enable the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. The scalability of our software is important since many service providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users. Our software was upgraded to support five million users in November 1999, 20 million users in June 2000 and 30 million users in June 2001. Increases in the potential number of users have been, and future increases will be, accomplished without the need to modify or replace our installed software;

Interoperability. Currently, there are many standards for the interface between telecommunications equipment and billing products, such as Radius, SIP, and Diameter. Our billing platform is fully compliant with those interfaces and is interoperable with the telecommunications equipment of most of the leading manufacturers, including Alcatel, Cisco, Ericsson, Lucent, Nokia, Nortel and Siemens. This interoperability provides us with a competitive advantage, as it enables our customers to use networks composed of equipment manufactured by multiple vendors. It also allows providers to upgrade an existing network with new and different equipment without changing their billing and customer care products; and

Improved Time to Market. Our billing solutions are modular, extensible software products based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers. The key elements of our strategy include:

Expand offering through acquisitions. We evaluate acquisition opportunities pro-actively, based on our long-term policy of growing the scale of our business and enhancing our offering, through acquisitions which will enhance shareholder value. Our active pursuit is for business lines that provide the majority of the following criteria: existing customer base, channels and partners, presence in complementary geographic areas or markets and proven complementary technology. We will pursue such an opportunity if we estimate that it will provide an additional step towards tier 2 market leadership and that the acquisition will be accretive to our income within two or three quarters;

Leverage our brand name recognition and technical expertise. We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. The acquired Sentori customer base, team and technology has provided us with significant brand name recognition in the mobile market. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

Enhance alliances with industry leaders. We have established cooperative relationships with leading manufacturers of telecommunications and hardware equipment and system integrators. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence.

Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets; and

Expand professional services opportunities. As our projects are of larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services have increased and are expected to increase further.

Our Products and Services

Mediation, Rating, Billing and Customer Care Solutions

Our billing solutions include real-time and off-line, convergent mediation, provisioning, rating, billing and customer care products for voice, data, video and content services that meet the mission-critical needs of service providers and is interoperable with the telecommunications equipment of major manufacturers.

Our highly functional and adaptable product enables our customers to quickly deploy new services and to rapidly grow and add new services. Our solutions support both prepaid billing plans, in which customers pre-pay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of our solutions are as follows:

Mediation. Our mediation platform provides real-time and batch event collection interfacing with the content, data, service delivery and routing network elements. It incorporates an intelligent processing engine to correlate, aggregate, merge and filter raw events into a single valuable usage event;

Provisioning. Provisioning involves setting up the ability of a subscriber to use services. The customer database includes information regarding customers' personal data, identification parameters and the services provided. This information can be provided in real time or on demand to any external system, such as network elements and legacy billing solutions. The data provided includes service parameters such as enabled features and quantitative limits;

Authentication. Our real-time mediation module authenticates subscribers who dial into the network to use the service. Authentication is based on a number of methods, including user codes, passwords and caller line identification. The identification information is passed to the system, where the subscriber is authenticated and then permitted to use the service;

Authorization. Our systems authorize a particular usage, among other ways, by:

  reviewing the type of service to determine whether the service is permitted; or
  reviewing the existing balance, pre-rating the service, using the rating engine described below and calculating the resulting cut-off time, if any, of the call or data session;

Accounting. When each session is completed, the rating engine described below is used to determine the amount to be charged to the subscriber and update the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

Interconnect Billing. The networks operated by our customers are typically interconnected with the networks of other telecommunications service providers. Interconnecting providers need to charge other providers for carrying each other's services over their networks. Our billing solutions generate reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

Multiple Services and Products Support. Our billing solutions allow service providers to take advantage of their convergent networks by providing their customers with advanced voice, data, content and video services. Service providers need the ability to bundle groups of services into tailor-made packages for which they can offer special rates, discounts and promotions. There are different classes of customers with respect to the availability, bandwidth, and quality of service requirements for these services. Our billing solutions offer an easy way to define these services, combine them into products, and rate each service and product differently;

Rating. Our billing solutions include a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for various content and video streaming services and for different customer groups, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. International service providers may define rates in different currencies using the product's multi-currency functionality;

Invoicing. Our billing solutions include a high-capacity invoice server that handles all stages of invoice generation. It supports multiple billing cycles and bill production on demand. The invoice includes the customer details and information, such as usage details, monthly recurring charges, discounts and taxes, which are gathered throughout the billing period. This module creates the original bills to be printed locally or exported to bill printing service bureaus, using a customizable invoice layout.

Subscriber Web Interface. Our billing solutions include a user-friendly subscriber web interface that allows subscribers to resolve billing inquiries themselves. Individual customers can obtain real time information about their account, including details of calls made that have not yet been invoiced, like the time, destination, length and cost of each call. The subscriber can also browse invoices, call details and payment history records. This feature is convenient for subscribers and efficient for service providers as it reduces service costs;

Customer Support Representative Web Interface. Our billing solutions include a user-friendly customer support representative web interface that allows operators of the system to perform customer care from any location. This feature is of particular significance to service providers who have remote operations centers and are required to provide support of their system in more than one location;

Cashier Module. Our Cashier module offers the ability to perform cash registration, posting of payments and refunds and direct sales of services and equipment. The module provides cash register management, credit card processing and analysis reporting capabilities;

Resource Management Module. Our Resource Management module automates the management and tracking of the equipment sold to subscribers. The solution keeps track and manages the equipment by serial number, status, and location, providing solutions for the flow management from the reception of the items up to the allocation of the items to the customers;

Call Management and Traffic Analysis Reports (CMS module). The CMS module allows service providers to generate reports and graphic analyses of usage activity. These reports contain information regarding peak hours, usage loads to different destinations, the number of sessions per minute for a specific gateway or group of gateways, the duration of sessions and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks; and

Fraud Detection. Our billing solutions include a fraud detection tool that enables detection of "stolen" calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, alarms at four different alarm levels may be activated. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms.

Enterprise Software

Our enterprise products, known as PhonEX, MEIPS and PhonEXONE, are used by corporations for call accounting, traffic analysis and fraud detection. PhonEX is a call management system that collects, records and stores all call information in a customized database. The system:

  allows customers to generate near real-time reports on the enterprise's telephone use;
  produces sophisticated reports and graphics for easy and effective analysis of call activity; and
  allows customers to allocate telephone expenses to specific departments, individual clients or projects.

These functions allow organizations to more effectively manage their telecommunications resources. PhonEX is easy to install and configure, user-friendly and compatible with any switchboard system. PhonEX also performs call management and traffic analysis as well as fraud management in the same manner as our billing solutions. In addition, PhonEX is a multi-lingual and multi-currency system, which means that reports can be generated in any currency defined in the system, or in two currencies simultaneously.

Manufacturers of IP telecommunications equipment have begun to develop and market Voice over IP systems for enterprises. Our enterprise solution for IP switches, known as MEIPS, is used to provide call accounting, traffic analysis and fraud detection for enterprises that use IP telephony. MEIPS provides substantially the same functionality as PhonEX.

Our latest product, PhonEXONE, delivers one unified solution for all voice communication expenses, including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEXONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. Some of its major advantages are:

  web-based solution, providing full functionality through a web browser;
  scalable system architecture, supporting an unlimited number of sites and extensions;
  multilingual and multicurrency: the perfect solution for multinational organizations;
  supports IP, traditional and hybrid telephony networks; and
  Supports the Microsoft SQL database and is enhanced by the advanced ASP.NET technology.

We intend to further develop and market these products as the emerging market for Voice over IP systems for enterprises grows.

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

Technology

Our software products are based on an open architecture, which was developed using industry standard application server programming interfaces that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that supports a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural code. Our layered architecture organizes these business objects to optimize the interface between the user and the application. We implement our software in a distributed configuration. This allows various modules to be installed on different servers to support the system's scalability and security. We believe that our technology allows us to offer products with the following benefits:

  fast integration and interoperability with telecommunications equipment of major manufacturers, legacy systems and external software;
  modular architecture that allows our products to be easily scalable and enables us to customize our software relatively quickly;
  reliable products that support high availability of the service for mission-critical applications. Our automatic fail-over mechanism ensures minimal loss of service in case of a component failure; and
  security at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system.

Our software products are based on multiple-tier architecture, consisting of the following tiers:

Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration. In addition, it includes Web services interfaces that enable external applications to interact with the business tier;

Business Object Tier: This tier includes the business logic and rules of the system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilitates the transfer of information requested by the client application tier from the database tier;

Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

Sales and Marketing

Sales

Mediation, Rating, Billing and Customer Care Solutions

We conduct our sales and marketing activities primarily through our marketing and co-operative alliances with leading network equipment vendors such as Alcatel, Cisco, Lucent, Siemens, and Veraz; systems integrators such as IBM and DataCraft; and hardware platform vendors such as IBM, Sun Microsystems and HP. We market and sell our software to the customers of those entities. These marketing allies and resellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. With our hardware platform allies, we perform co-development to support new software and product releases to maintain interoperability of our software with their equipment. We also engage in joint marketing activities with our allies, including joint responses to requests for proposals, sharing booths in trade shows, distributing each others' marketing information and cross links and references to web sites. We believe that these relationships also help validate our technology and facilitate broad market acceptance of our software.

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

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic market.

	Years Ended December 31, (in thousands of US $)

	2003	2004	2005

The Americas (total)	2,368	1,977	5,556
Sale of Licenses	1,299	1,020	2,870
Services	1,069	957	2,686
Asia Pacific and Africa (total)	3,479	2,859	2,702
Sale of Licenses	2,409	1,957	1,724
Services	1,070	902	978
Europe (total)	6,005	12,017	6,285
Sale of Licenses	4,003	8,361	2,503
Services	2,002	3,656	3,782
Israel (total)	1,084	953	1,058
Sale of Licenses	394	361	323
Services	690	592	735
Total	12,936	17,806	15,601
Sale of Licenses	8,105	11,699	7,420
Services	4,831	6,107	8,181

Customers

Mediation, Rating, Billing and Customer Care Solutions

We currently provide traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. MIND-iPhonEX, VeraBill and the Sentori product line have been installed for a large base of customers worldwide, including:

  traditional telecommunications service providers that also offer IP services including VoIP or/and data, such as China United Telecommunications Corp. (China Unicom), Romtelecom S.A., Singapore Telecommunications Limited (SingTel), Sri Lanka Telecom, Suburban Telecom, Telecom Colombia, Telefonicadel Peru and VDC;
  traditional wireline telephony providers, such as Gabon Telecom and Telefonia Bonairiano;
  wireless telephony providers, such as Bahamas Telecom, CelTel Tanzania, mTel Nigeria and Pulse Mobile (Guam);
  3rd generation (3G) mobile operators that provide broadband mobile IP services, such as H3G Italy; and
  MVNOs, such as WorkingAssets.

Enterprise Software

Our enterprise software has been installed at over 10,000 locations throughout the world, for customers that include international banking firms, government agencies and other small to very large organizations.

Competition

Mediation, Rating, Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to increase. In the US market we compete with companies such as VeriSign. In worldwide markets we compete with companies such as Intec Telecom Systems.

We believe that our competitive advantage is based on:

  our ability to rapidly deploy a complete turn-key product based solution;
  our solutions' functionality, which includes billing, customer care, mediation, provisioning, rating for multiple services and prepaid IP functionality;
  our proven platform that is eight years operational and our 10 years of wireless and IP experience to satisfy customer requirements;
  our flexibility to meet customer requirements in a short time frame; and
  our financial strength.

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

Israeli Office of the Chief Scientist

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, research and development programs which meet specified criteria and are approved by the Office of the Chief Scientst are eligible for grants of up to 50% of certain approved expenditures, in exchange for the payment of royalties from the sale of products (and any ancillary services) incorporating or based upon know-how developed in accordance with such programs, until the repayment in full of the dollar linked amount of the grants received. We have received grants in the past from the Office of the Chief Scientist and have repaid them.

Even after repayment in full of royalty obligations, the Research and Development Law and prohibits the transfer of the funded know-how outside of Israel without the prior approval of the Office of the Chief Scientist. Further, the Research and Development Law requires that the manufacture of products incorporating or basing upon funded know-how be performed in Israel, without the prior approval of the Office of the Chief Scientist.

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
  Sentori Inc., a wholly owned subsidiary, incorporated in the State of Delaware;
  MIND Software SRL, a wholly owned subsidiary, incorporated in Romania; and.
  DIROT COMP SRL, a wholly owned subsidiary, incorporated in Romania.

D. Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 16,000 square feet at our Yoqneam headquarters. We also lease 10,593 square feet of office space in Silver Spring, Maryland, 250 square feet of office space in Hasbrouck Heights, New Jersey and 21,500 square feet in Jassy, Romania. The offices in Maryland and New Jersey are used primarily for supporting our customers in the United States, while the office in Jassy is used primarily for software development and for customer support. The office in Maryland is the group's headquarters in the Americas. We are currently considering purchasing or constructing a building for our office in Romania.

Item 4A. Unresolved Staff Comments

Not applicable.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and multiple play (voice, data and content) service providers. In 2005, 81.4% of our revenues were derived from providing our billing and customer care software and 18.6% were derived from providing our enterprise software. In 2005, license fees represented 48% of our revenues and professional services represented 52%. In 2005, no customer accounted for 10% or more of our total revenues, while in 2004, one customer accounted for 36%. We expect to continue to derive sizeable revenues from a small number of changing customers.

In 2001, we acquired the VeraBill product line for billing and customer care for traditional tier 3 wireline and wireless service providers. In August 2005, we acquired Sentori Inc., a leading provider of billing and customer care solutions to tier 3 and tier 2 wireless carriers and mobile virtual network operators, or MVNOs, mainly in the United States and the Caribbean. We evaluate acquisition opportunities pro-actively, based on our long-term policy of growing the scale of our business and enhancing our offering through acquisitions that are expected to enhance shareholder value.

In 2003 and 2004, we experienced quarterly sequential revenue growth and improved profitability and net income. Our revenue growth in 2004 was driven primarily by our winning larger projects than in the past, especially in Europe. In the first quarter of 2005, our revenue fell sharply to $3.08 million from $4.88 million in the previous quarter, due to loss of revenues caused by the cancellation of two large orders that we received in 2004 for reasons unrelated to us and in addition, the customer that represented 36% of our revenues in 2004, entered a reorganization process and, as a result, the planned enhancements of our platform did not materialize. These three customers were expected to represent over 30% of our annual revenue. Consequently, our total 2005 revenue was lower than our 2004 revenue. In spite of the unexpected loss of revenue in first quarter of 2005, we succeeded in maintaining profitability and in showing sequential revenue growth for the four quarters thereafter.

As we continue to increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers and our average deal size increases, our long-term business model changes as the professional services part of our business is increasing. An additional consequence is that projects are often now of a more complex nature, with revenue recognized over longer periods. Our revenue recognition policies are also moving from being milestone-based only to a mix of milestone-based and 'percentage-of-completion'. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. In the last three years we significantly increased our professional services team to support the growth in services offered to customers. Our new long-term business model contemplates that licenses will represent 40-50% of revenues, maintenance fees approximately 30% and services fees 20-30% of revenues, and contemplates gross margins of approximately 70% percent and operating margins of approximately 20%. In 2005, the revenue breakdown from our activities was almost in this range.

Since March 2002, we have deposited most of our cash in structured, callable time deposits. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the prevailing U.S. dollar LIBOR rate. Interest is payable in respect of days during which the rate is within a certain range and no interest is payable in respect of days during which it exceeds the range. Until May 2005, we achieved relatively high interest rates of over 7% per annum. Since May 2005, due to the increase of the six-month LIBOR rate, the deposits did not bear interest, causing our financial income to decrease substantially starting in the third quarter of 2005. In the second quarter of 2006, we withdrew the funds from two of our three accounts, incurring penalties. See below under Item 5.B - "Liquidity and Capital Resources" for more information.

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. Since July 2003, we distributed a total of approximately $17.4 million ($2.9 million in 2003, $3.6 million in 2004, $6.9 million in 2005 and $4.0 million in 2006). After deduction of taxes payable by the company, a total cash dividend of approximately $0.65 was distributed to shareholders ($0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005 and $0.14 per share in 2006). The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

Revenues. We are paid license fees by our customers for the right to use our products, based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used, number of data sources and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid annually, quarterly or monthly.

We primarily use two business models when we sell our solutions, the license model and the managed services model. In the license model, the customer pays a one-time implementation fee, a one-time license fee for a perpetual license limited by the traffic metrics chosen by the customer, and additional fees to expand the scale of the network supported by our software. In addition, we are paid maintenance fees to renew periodically the maintenance agreement at the customer discretion. In the managed services model, the customer pays a one-time implementation fee, a monthly fee that includes a periodic license limited by the traffic metrics chosen by the customer, maintenance and services fees, and additional fees to expand the scale of the network supported by our software.

We provide a revenue breakdown for our billing and customer care software and our enterprise call management software. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.

Cost of Revenues. The cost of revenues consists primarily of direct labor costs and overhead expenses related to software installation and maintenance. Cost of revenues also includes, among other things, software license fees to Oracle, hardware, amortization of intangible assets, packaging and shipping costs. Our cost of professional services revenues consists primarily of direct labor costs and travel expenses. Our revenues from the sale of our licenses have a higher gross margin than that from providing our professional services. We incur variable direct labor costs when we provide professional services. There is no comparable variable direct labor cost incurred when we license our software.

Research and Development Expenses. Our research and development expenses consist primarily of compensation, overhead costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, no software development costs have been capitalized. We expect to continue to make substantial investments in research and development.

Selling and Marketing Expenses. Our selling expenses consist primarily of compensation, overhead and related costs for sales and marketing personnel, the operation of international sales offices, sales commissions, marketing programs, public relations, promotional materials, travel expenses, trade shows and exhibition expenses.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related expenses for executives and administrative personnel, accounting, professional fees, insurance, provisions for doubtful accounts and other general corporate expenses.

Financial Income, net. Our financial income, net consists primarily of interest earned on bank deposits, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs and bank charges in real terms as well as the devaluation of monetary assets and monetary liabilities.

Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter, and are generally subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Substantially all of our facilities, however, have been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the "alternative benefits scheme" (involving a waiver of investment grants) and our approved enterprises are located in a preferred geographic location. In the event of distribution of cash dividends from income that was tax exempt, we would have to pay up to 25% tax in respect of the amount distributed. As a result of dividends paid by us in 2004, 2005 and 2006, we were subject to this tax with respect to the amount distributed that was offset by accumulated tax losses and an agreement reached with the tax authorities Our effective tax rate after 2005 will continue to be reduced depending upon future incremental revenue growth, capital investments and approved enterprise certifications. These tax benefits may not be applied to reduce the tax rate for any income derived by our foreign subsidiaries.

A. Operating Results

The following discussion of our results of operations for 2003, 2004 and 2005, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

	Years Ended December 31,

	2003	2004	2005

Revenues:	100.0%	100.0%	100.0%
Cost of revenues	24.8	24.7	25.7

Gross profit	75.2	75.3	74.3
Research and development expenses	25.7	21.5	32.6
Selling, general and administrative expenses:
Selling and marketing expenses	31.4	25.4	13.8
General and administrative expenses	8.6	10.4	9.7

Operating Income	9.5	18.0	18.2
Financial income - net	19.9	21.5	8.1

Income before taxes on income	29.4	39.5	26.3
Taxes on income	1.3	0.9	0.3

Net income	28.1	38.6	26.0

Comparison of 2003, 2004 and 2005

Revenues

	Years ended December 31,			% Change	% Change
	($ in millions)

	2003	2004	2005	2004 vs. 2003	2005 vs. 2004

License sales	8.1	11.7	7.4	44.3	(36.6)
Professional services	4.8	6.1	8.2	26.4	34.0

Total revenues	12.9	17.8	15.6	37.6	(12.4)

Revenues from our billing and customer care product solutions for service providers increased from $10.4 million in 2003 to $15.2 million in 2004 and decreased to $12.7 million in 2005. Revenues in 2004 increased, reflecting the continuing acceptance of our solutions in the market of real-time billing and mediation for convergent IP networks and by our winning larger projects than in the past. As explained above under "-Overview", our revenue in 2005 decreased in comparison to 2004 due to the unexpected cancellation of large orders from two customers and of the planned orders from our largest customer in the first quarter of 2005. Revenues from our enterprise products remained almost unchanged from 2003 to 2004, and increased from $2.6 million in 2004 to $2.9 million in 2005, driven primarily by our winning larger projects.

Revenues from professional services as a percentage of total revenues decreased from 37% in 2003 to 34% in 2004 due to sales of major license upgrades in 2004 and increased to 52% in 2005, due to the lower 2005 revenue and reflecting the trend of increased professional services.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,

	2003	2004	2005

The Americas	18.3%	11.1%	35.6%
Asia Pacific and Africa	26.9	16.1	17.3
Europe	46.4	67.5	40.3
Israel	8.4	5.3	6.8

Total	100.0%	100.0%	100.0%

Our sales in Europe increased between 2003 and 2004 mainly driven by sales for upgrades to one large customer in Europe and decreased in 2005 as the revenue from this customer decreased significantly. Sales in the Americas increased between 2004 and 2005 reflecting our focus on the U.S. markets, our acquisition of Sentori and the ongoing recovery in the U.S. telecommunications market.

Cost of Revenues
	Years ended December 31,			% Change	% Change
	($ in millions)

	2003	2004	2005	2004 vs. 2003	2005 vs. 2004

Total cost of revenues	3.2	4.4	4.0	37.0	(8.6)

The increase in 2004 was primarily due to an increase in fees paid by us to our third party suppliers of software and hardware and an increase in employee payroll cost, driven by an increase in the cost of employment per employee as well as an increase in the total number of employees engaged in support and maintenance. The decrease in 2005 was mainly due to the decrease in revenue which in turn caused a decrease in the cost of revenue related to third parties, offset by a continued increase in the cost of employment. Gross profit as a percentage of revenues remained almost constant at 75.2% in 2003 and 75.3% in 2004 and 74.3% in 2005.

Operating Expenses

	Years ended December 31,			% Change	% Change
	($ in millions)

	2003	2004	2005	2004 vs. 2003	2005 vs. 2004

Research and development	3.3	3.8	5.1	15.5	32.7
Selling and Marketing	4.1	4.5	2.1	11.1	(52.4)
General and administrative	1.1	1.9	1.5	66.5	(18.8)
Total operating expenses	8.5	10.2	8.7	20.1	(14.4)

Research and Development. We make substantial investment in research and development to maintain our advanced technology and add functionality to our products. The increase in 2004 and 2005 was primarily due to an increase in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from an increase in the salary per employee and an increase in the total number of employees engaged in research and development. Research and development expenses decreased as a percentage of revenues from 25.7% in 2003 to 21.5% in 2004 due to an increase in revenues in excess of the increase of research and development expenses in that year and increased to 32.6% in 2005 due to the increase of research and development expenses accompanied by a decrease in revenues.

Selling and Marketing Expenses. Selling and marketing expenses slightly increased from $4.1 million in 2003 to $4.5 million in 2004 primarily due to an increase in the cost attributable to payroll and related expenses and commissions. Selling and marketing expenses substantially decreased in 2005 to $2.1 million, primarily reflecting a decrease in commission expenses (normally incurred as a percentage of revenue), as a result of the decrease in revenue. Selling and marketing expenses decreased as a percentage of revenues from 31.4% in 2003 to 25.4% in 2004 due to an increase in revenues in excess of the increase in selling and marketing expenses and further decreased to 13.8% in 2005 due to a decrease in expenses in excess of the decrease in revenues.

General and Administrative Expenses. General and administrative expenses increased from $1.1 million in 2003 to $1.9 million in 2004 and decreased to $1.5 million in 2005 primarily due to fluctuations in allowance for doubtful accounts. See note 12 (c) in our consolidated financial statements contained elsewhere in this annual report.

Financial Income. Financial income increased from $2.6 million in 2003 to $3.8 million in 2004 and decreased to $1.3 million in 2005. These fluctuations in financial income are related to changes in the rate of the six-month LIBOR, which determines the interest we earn on our long-term bank deposits. See also below Item 5.B Liquidity and Capital Resources - Cash Deposits

Corporate Tax Rate

The general corporate tax rate in Israel is 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Our effective tax rate, however, was 4.4% in 2003, 2.3% in 2004 and 1.0% in 2005. We experienced these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel's Law for Encouragement of Capital Investments, 1959. We cannot assure you that such tax benefits will be available for us in the future at their current levels or at all. For more information about the taxes to which we are subject, see above under the caption "Overview-Taxes on Income" and below under Item 10.E "Taxation."

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained at the end of this annual report. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2005, and we believe that the consolidated financial statements contained at the end of this annual report present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We consider our most significant accounting policies to be those discussed below:

Revenue Recognition. We apply the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts ("SOP 97-2"), "Software Revenue Recognition" and Statement of Position 81-1 ("SOP 81-1") "Accounting for performance of construction type and certain production type contracts", as follows:

i) Sales of licenses: Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. Customization of the product, if any, is performed before delivery occurs. If collection is not considered probable, revenue is recognized when the fee is collected. Determination of the probability of collection is based on management's judgments regarding the payments of the sales price. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

We generally do not grant a right of return on products sold to customers, distributors and resellers. In the event any of our customers are granted the right to return the products, we do not recognize revenues from the sale of such products until the right to return the products has expired.

ii) Services: The services we provide consist of maintenance, support, training, hardware installation and project management. We render maintenance and support services to our customers, mainly for a period of one year from delivery. When revenue on sale of the products is recognized, we defer a portion of the sales price (which is presented in the balance sheet as deferred revenues among "accounts payable and accruals") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which we render solely maintenance and support services. Project management consists of advice to our customers regarding the development of billing and customer care software over their IP networks. Revenues from project management are priced on a fixed price basis and are recognized ratably over the project management period.

iii) Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with SOP 81-1. We generally determine the percentage-of-completion by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

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

Taxes on Income.

Substantially all of our production facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Income we have derived from the Approved Enterprise is tax exempt. In the event of distribution of cash dividends from tax-exempt income, we are required to pay 25% tax in respect of the amount distributed. For more information about Approved Enterprises, see Item 10.E "Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 9 to our financial statements contained in Item 18.

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

Recently Issued Accounting Pronouncements.

Recently issued accounting pronouncements are described in note 1 paragraph q to the consolidated financial statements contained elsewhere in this annual report.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2005, approximately 93% of our revenues were derived from sales outside Israel, which were denominated primarily in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

Impact of Foreign Currency Fluctuations on Results of Operations

The U.S. dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset, on a lagging basis, or is not offset by the devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar, companies experience increases in the U.S. dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS against the U.S. dollar, inflation in Israel or weakening of the U.S. dollar in global markets will have a negative effect on our profitability as we receive payment in U.S. dollars for most of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

1998	8.6	17.6	(9.0)
1999	1.3	(0.2)	1.5
2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.9)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)

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

B. Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing in 1999 and 2000 and our initial public offering in 2000, which raised total net proceeds in the amount of $44.3 million.

As of December 31, 2005, we had approximately $40.2 million in cash, cash equivalents and long-term bank deposits, and our working capital was $9.5 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2003 was $6.2 million, attributable to our net income of $3.6 million, a net increase in operating assets and liabilities items of $1.6 million and non-cash related items, net, in the amount of $1.0 million. Net cash provided by operating activities in 2004 was $7.7 million, attributable to our net income of $6.9 million and non-cash related items, net, in the amount of $0.9 million, offset by a net decrease in operating assets and liabilities items in the amount of $1.0 million. Net cash provided by operating activities in 2005 was $0.9 million, attributable to our net income of $4.1 million and non-cash related items, net, in the amount of $0.8 million, offset by a net decrease in operating assets and liabilities items in the amount of $4.0 million.

Cash Deposits. Starting March 2002, most of our cash was deposited with banks in time deposits bearing rates of interest, which varied based on fluctuations in the London Interbank Offered Rate (LIBOR). During the last quarter of 2004, we deposited an aggregate amount of $30 million with three banks for periods of between seven and ten years. We are subject to penalties for early withdrawal. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the six-month LIBOR, as follows:

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

We recognize interest income based on the expected interest rate receivable. Until the end of 2004, due to the performance of the deposits and due to the fact that the bank can call the deposit, none of the deposits were actually deposited for more than a year since the interest rate was equal to the positive interest rate. In 2005, due to the increase of the six-month LIBOR rate above 3.5% in the second quarter and 4.5% in the fourth quarter, respectively, the deposits did not bear interest since May 2005 and the bank did not call it. In June 2006, we withdrew the two seven-year deposits and paid penalties in the amount of approximately $1.3 million.

Net Cash Provided by/Used in Investing Activities. During 2003, 2004 and 2005, our principal investment activity was long-term bank deposits. In 2005 we also used $4.2 million for the acquisition of Sentori, Inc.

Net Cash Provided by/Used in Financing Activities. In 2003, our financing activities used $2.6 million due to a cash dividend of $2.9 million, offset by $354,000 in proceeds from the exercise of employee stock options. In 2004, our financing activities used $2.2 million due to a cash dividend of $2.7 million, offset by $563,000 in proceeds from the exercise of employee stock options. In 2005, our financing activities used $4.8 million due to cash dividend of $5.1 million, offset by $322,000 in proceeds from the exercise of employee stock options.

Capital Expenditures. During 2003, 2004 and 2005, the aggregate cash amounts of our capital expenditures were $0.5 million, $1.2 million and $0.6 million, respectively. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. In November 2003, we paid a cash dividend in the amount of $2.9 million. In the first quarter of 2004, we paid a cash dividend in the amount of approximately $3.6 million ($2.7 million after taxes), which was equal to our net profits for 2003. In the first quarter of 2005, we paid a cash dividend in the amount of approximately $6.9 million ($5.2 million after taxes), which was equal to our net profits for 2004. In the first quarter of 2006, we paid a cash dividend in the amount of approximately $4.1 million ($3.0 million after taxes), which was equal to our net profits for 2005. For information about our dividend policy, please see Item 8 - "Financial Information-Dividend Policy."

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2005, our research and development department consisted of 162 employees out of a total of 284 employees.

D. Trend Information

Our billing and customer care solutions target tier 2 and tier 3 service providers. The need for comprehensive billing solutions is driven by the market trend that requires service providers to introduce new services more rapidly, to be innovative in creating new product offers and to optimize business processes for maximum efficiency. In this environment, flexible and stable billing software is seen as business critical. If a system fails, or service quality is degraded, it can be highly detrimental to both a carrier's ability to collect revenue and to its customer relations. In our experience, the most active markets lately are:

MVNOs: MVNOs have had a substantial impact on the mobile market, and their numbers continue to grow rapidly. Typically they require a billing and customer care solution that can ensure short time-to-market and product bundling, to create competitive differentiation. We have a number of MVNOs as customers and we are focused on delivering solutions that address this particular market.

NGN's: Many service providers are moving towards networks where IP-based equipment will carry a large proportion, and in some cases all, of their traffic. These NGNs offer cost savings over traditional switched networks, as well as the potential to offer new services like VoIP. We have a strong reputation in areas such as mediation and VoIP billing, and our products are designed to work with NGN's.

Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBX's) is a trend in which we are participating. Our goal is to develop marketing and sales relationships with the vendors of IP PBX's such as Avaya, Cisco Systems and 3Com under which our enterprise software will be sold together with these vendors' systems. This requires us to develop new sales channels with the distributors of IP PBX's. This process is time consuming and requires the investment of some resources to sign the necessary agreements and to certify and train these new channel partners.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$ 1,152,000	$ 558,000	$ 474,000	$ 120,000	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	0	0	0	0	0
Total	$ 1,152,000	$ 558,000	$ 474,000	$ 120,000	0

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:

Name	Age	Position

Monica Eisinger	48	President, Chairperson of the Board of Directors and Chief Executive Officer
Shalom Bronstein	57	Chief Financial Officer
Isaac Eldar	57	Vice President - Marketing & Business Development
Doron Segal	41	Chief Technology Officer
Sagee Aran	43	Vice President - Sales for Asia Pacific and Africa
Izik Ben Zaken	32	Vice President - Research and Development
Tal Shain	38	Vice President - Professional Services
Rimon Ben-Shaoul	61	Director
Amnon Neubach	62	Director
Menahem Shalgi	56	Director
Zamir Bar-Zion	49	Director

The background of each of our directors and executive officers is as follows:

Monica Eisinger. Ms. Eisinger founded our company and has been President, Chairperson and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. degree in Computer Sciences and an M.Sc. degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

Shalom Bronstein. Mr. Bronstein has served as our Chief Financial Officer in February 2006. From 1989 to 2005, he was Chief Financial Officer of Matav Cable Systems Media Ltd., which was then listed on the Nasdaq National Market and the Tel Aviv Stock Exchange. Mr. Bronstein is a C.P.A. and holds a B.A. degree in Accounting and Economics from Tel Aviv University and an M.B.A. degree from Bradford University in England.

Isaac Eldar. Mr. Eldar has served as our Vice Presidenet - Marketing & Business Development since November 2005. From 2001 to 2005, he worked at FTS, a Billing and Customer Care vendor, at which he held a number of positions including VP of Marketing, Sales and Business Development. He studied Accounting from 1973 to 1976 at the Tel-Aviv University.

Doron Segal. Mr. Segal has served as our Chief Technology Officer since October 2004. Prior thereto, he worked for eight years at Comverse, at which he held a number of positions including AVP with responsibility for product requirement definition and product level design. Mr. Segal holds an M.Sc. degree in Computer Sciences from Bar Ilan University and a B.Sc. degree in Physics, Mathematics & Computer Sciences from the Hebrew University.

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

Tal Shain Mr. Shain joined our company in June 1999 and has served as our Vice President of Professional Services since February 2006. Prior thereto, Mr. Shain served as our R&D Manager in Romania and Chief Architect. Mr. Shain holds a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology.

Rimon Ben-Shaoul. Mr. Ben-Shaoul has served as a director of our company since August 2002. Mr. Ben-Shaoul has served as the President and CEO of Polar Communications Ltd. since 2004 and between 2001 and 2004 as the Co-Chairman, President and CEO of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From 1997 to 2001 Mr. Ben-Shaoul served as the President and CEO of Clal Industries and Investments Ltd. Mr. Ben-Shaoul serves as Chairman of Cimatron Ltd. and Nipson Digital Printing Plc., and as a director of Nice Systems Ltd. and B.V.R. Technologies Ltd. and as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University.

Amnon Neubach. Mr. Neubach has served as an external director of our company since February 2001. From 2001 until 2003 Mr. Neubach has served as Chairman of the Board of Pelephone Communications Ltd., a company founded by Bezek and Motorola, Mr. Neubach served as an economic consultant to several companies in the private sector since 1997. From 1995-1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990-1994 he served as the Minister of Economic Affairs in the Israeli Embassy in Washington, D.C. Currently Mr. Neubach serves as a director of Leumi Card Ltd., Delta Ltd., Direct Insurance Ltd. and Aspen Ltd. Mr. Neubach also serves as a director on the boards of two privately held companies. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

Menahem Shalgi. Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi served at Amdocs as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993, Mr. Shalgi served as the Chief Executive Officer of WIZTEC Ltd. Prior thereto, Mr. Shalgi served at Amdocs since 1985, at which he held a number of positions. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Sciences from Weizmann Institute for Science.

Zamir Bar-Zion. Mr. Bar-Zion has served as an external director of our company since June 2002. Mr. Bar-Zion has also served as the Managing Director of Investment Banking at Excellence Nessuah/Piper Jaffray from May 2004 to February 2006. Mr. Bar-Zion was a Managing Director for investment banking at Nessuah Zannex & Co. from 1998 to 2001. Mr. Bar-Zion currently serves as a director of Top Image Systems Ltd., Attunity Ltd. and Lapidot Cheletz Ltd. Mr. Bar-Zion holds a B.S. degree in Computer Science and Finance from the New York Institute of Technology, an M.A. degree in Finance from Pace University and has graduated from the Program of Management Development at Harvard University.

B. Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2005 was approximately $1.1 million, including approximately $122,000 that was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers.

During 2005, options to purchase 200,000 ordinary shares were granted to our directors and executive officers under our option plans.

Our shareholders in a meeting held on April 7, 2005, resolved to grant each of our five directors options to purchase 18,000 Ordinary Shares. The exercise price of the options is $3.82, which is equal to the per share closing price of our Ordinary Shares on the Nasdaq Stock Market on the trading date immediately preceding the shareholders meeting approving the grant. The options will vest in three equal annual installments on February 1, 2006, 2007 and 2008 and will expire on February 8, 2012. The shareholders also approved to pay each non-executive director an annual fee of $8,000 and a participation fee of $400 per meeting, which is the same amount of fees paid to our outside directors.

C. Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2007, Class II in 2008 and Class III in 2006. Monica Eisinger is a member of Class I, Rimon Ben-Shaoul is a member of Class II, and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. External directors, who are elected for up to two three-year terms pursuant to the Companies Law, are not members of any class. Mr. Amnon Neubach was re-elected to a second term as an external director on April 13, 2004, and Mr. Zamir Bar-Zion was re-elected to a second term as an external director in April 2005, effective June 27, 2005. Mr. Menahem Shalgi was elected as an external director in April 2005.

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

Pursuant to an amendment to the Companies Law, effective as of April 19, 2006, (1) each external director must have either "accounting and financial expertise" or "professional qualifications " (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have "accounting and financial expertise." The Board determined that one director acting as the Company's accounting and financial expert is sufficient. Mr. Amnon Neubach was designated as the Company's accounting and financial expert.

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

All four members of our audit committee are "independent directors" under the Nasdaq rules and meet the additional qualifications for membership on an audit committee.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company's actions comply with the law and orderly business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. The accounting firm of Chaikin, Cohen, Rubin & Gilboa serves as our internal auditor.

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

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on the matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

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

  Remuneration of Members of the Board of Directors

  Under the Companies Law, no director may be paid any remuneration by the company for his services as director except as may be approved by our audit committee, board of directors and shareholders. Our external directors are entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with their service as external directors. The compensation paid to our directors is described above in Item 6.B. Our directors are not entitled to benefits upon termination of service.

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

  D. Employees

  The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,

	2003	2004	2005

Approximate numbers of employees by geographic location
Israel	92	105	99
Romania	76	140	159
United States	11	4	23
China	4	3	3

Total workforce	183	252	284

	As of December 31,

	2003	2004	2005

Approximate numbers of employees by category of activity
General and administration	13	14	17
Research and development	111	154	162
Professional services and customer support	34	60	78
Sales and marketing	25	24	27

Total workforce	183	252	284

  We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers' Insurance or a Pension Fund, as described below. The payments to the Managers' Insurance fund or Pension Fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute amount to approximately 17.7% of wages, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third.

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

  E. Share Ownership

  As of June 1, 2006, Monica Eisinger owned 4,094,000, or 19.0%, of our ordinary shares. In addition, as of such date, Ms. Eisinger held options to acquire 18,000 ordinary shares at an exercise price of $3.82, which vest in equal installments on February 1, 2006, 2007 and 2008 and will expire on February 8, 2012.

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

  The option plans permit the issuance of options to acquire up to 4,308,000 ordinary shares. As of May 31, 2006, options to purchase 1,624,440 ordinary shares were outstanding and options for 914,160 ordinary shares had been exercised. The options vest over three to five years, commencing on the date of grant. Generally, options not previously exercised will expire approximately seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options. On April 13, 2004, our annual general meeting resolved to extend our share option plans until December 31, 2010.

  Item 7. Major Shareholders and Related Party Transactions

  A. Major Shareholders

  The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 1, 2006, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned	Percentage of Ordinary Shares

Monica Eisinger	4,100,000(2)	19.0%(1)
    Based on 21,528,380 ordinary shares outstanding on June 1,2006.
    Includes 6,000 ordinary shares issuable upon the exercise of warrants that are exercisable on June 1, 2006 or within 60 days thereafter.

  As of June 1, 2006, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 13,316,004 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

  As of February 2003, Mr. Salansky beneficially owned 3,624,140 ordinary shares, representing 18% of our outstanding ordinary shares. As of February 2006, he beneficially owned 650,140 ordinary shares, representing 3% of our outstanding ordinary shares.

  As of February 2003, Polar Communications Ltd. held 5,166,554 ordinary shares, representing almost 25% of our outstanding ordinary shares, As of February, 2006, Polar Communications Ltd. beneficially owned 950,944 ordinary shares, representing less than 4.5% of our outstanding ordinary shares.

  Based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2005 by Oberweis Asset Management, Inc., Oberweis beneficially owned 1,123,000 ordinary shares, representing 5.2% of our outstanding ordinary shares. According to their Schedule 13G, dated February 14, 2006, Oberweis held none of our ordinary shares.

  B. Related Party Transactions

  None.

  C. Interests of Experts and Counsel

  Not applicable.

  Item 8. Financial Information

  Financial Statements

  See Item 18.

  Legal Proceedings

  We are not a party to any material legal proceedings.

  Dividend Policy

  In 2003, we adopted a new dividend policy. According to the new policy, we plan to distribute a cash dividend once in each calendar year in an amount equal to our net profits for the preceding calendar year, if any. The new policy commenced on 2004 with respect to our net profits for 2003. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements. There is no guarantee that we will have net profits in any given year, even if we have operating profit in that year. In the first quarter of 2006, we declared a cash dividend in the amount of approximately $4.1 million before tax, which was equal to our net profits for 2005.

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

Calendar Year	Price Per Share

	High	Low

2005	$5.64	$2.56
2004	6.33	3.86
2003	6.34	1.24
2002	1.84	0.79
2001	8.87	1.11

Calendar Quarter	Price Per Share

	High	Low

2006First Quarter	$3.38	$2.59

2005First Quarter	5.64	3.89
Second Quarter	3.95	2.69
Third Quarter	3.13	2.67
Fourth Quarter	2.89	2.56

2004First Quarter	6.33	3.96
Second Quarter	5.35	4.34
Third Quarter	4.85	3.86
Fourth Quarter	5.88	4.39

Calendar Month	Price Per Share

	High	Low

2006 January	$3.38	$2.59
February	3.27	3.12
March	3.27	2.87
April	3.18	3.02
May	3.13	2.75

2005 December	2.83	2.56

  The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Tel Aviv Stock Exchange. The table contains actual prices in NIS, without adjustment for dividends paid on our ordinary shares.

Calendar Year	Price Per Share

	High	Low

2005	NIS 24.92	NIS 11.66
2004	28.54	17.75
2003	27.93	4.99
2002 (commencing July 15, 2002)	5.89	4.99

Calendar Quarter	Price Per Share

	High	Low

2006First Quarter	NIS 15.55	NIS 11.79

2005First Quarter	24.92	18.36
Second Quarter	18.36	12.18
Third Quarter	14.80	12.31
Fourth Quarter	13.23	11.66

2004First Quarter	28.54	18.59
Second Quarter	24.97	19.58
Third Quarter	21.62	17.75
Fourth Quarter	25.15	19.42

Calendar Month	Price Per Share

	High	Low

2006 January	NIS 15.55	NIS 11.79
February	15.38	14.57
March	15.05	13.31
April	14.59	13.65
May	14.24	12.34

2005 December	13.00	11.66

  B. Plan Of Distribution

  Not applicable

  C. Markets

  Our ordinary shares are quoted on the Nasdaq National Market under the symbol MNDO. In addition, commencing July 15, 2002, our ordinary shares are quoted on the Tel-Aviv Stock Exchange under the symbol MIND.

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

  The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Nasdaq generally requires a quorum of 33-1/3%, but we have an exemption from that requirement and instead follow the generally accepted business practice for companies in Israel. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may designate with the consent of the shareholders voting on the matter adjourned. At such reconvened meeting, the required quorum consists of any two members present in person or by proxy, unless otherwise required by applicable rules.

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

  Mergers and Acquisitions under Israeli Law

  The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

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

  If as a result of an acquisition of shares the acquirer will hold more than 90% of a company's outstanding shares, the Companies Law requires that the acquisition be made by means of a tender offer for all of the outstanding shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

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

  Indemnification of Office Holders

  Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:

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

  General Corporate Tax Structure

  The general rate of corporate tax in Israel to which Israeli companies are subject is 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. The general rate of capital gains tax in Israel to which Israeli companies are subject is 25%, for capital gains derived after January 1, 2003 other than gains deriving from the sale of listed securities. However, the effective tax rate payable by a company which derives income from an "Approved Enterprise" (as defined below) may be considerably less, as further discussed below.

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

  The Alternative Route

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

  The Company's Approved Enterprises

  Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. Since our manufacturing facilities are located in an area that was designated by the State of Israel as "Development Area A" at the time of the approval of our two existing Approved Enterprises, and since we elected to receive the alternative package of benefits (involving waiver of investment grants), our income derived from each Approved Enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from each Approved Enterprise. To date, we have three Approved Enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired in the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and will expire in the end of 2009. The period of tax benefits in respect of the third approved enterprise has not yet commenced.

  Dividends Taxation

  When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is generally 10% to 25%, depending upon the extent of foreign investment in MIND, and to withhold at source on behalf of the recipient of the dividend an additional 15% of the amount distributed. Through May 31, 2000 we distributed most of our income and paid corporate tax at the rate of 25%. In November 2003, we distributed to our shareholders approximately $2.9 million. Since at that time we had insufficient retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court in accordance with Section 303 of the Israeli Companies Law. The Company was tax exempted according to an applicable tax ruling with respect to such distribution. In the first quarter of 2004, we declared a cash dividend in the amount of approximately $3.6 million, which is equal to our net profits for 2003. We paid corporate tax on such dividend at the rate of 25%. In the first quarters of 2005 and 2006, we declared a cash dividend in the amount of approximately $6.9 million and $4.1 million, respectively before tax, which is equal to our net profits for 2004 and 2005, respectively. We are expected to pay corporate tax on such dividend at the rate of 25%. No tax payment on this dividend was made in accordance with an agreement with the tax authority and with respect to accumulated tax losses from Approved Enterprise activity that such losses would offset tax liability in respect of distribution of tax-exempt income.

  Recent Amendment of the Investments Law

  On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company's facility will be granted the status of "Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than two to four years from the company's previous year of commencement of benefits under the Investments Law.

  Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined according one of the following new tax routes:

    Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and
    A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents; and
    A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600-900 million in facilities in certain geographical locations in Israel.

  Generally, a company that is "abundant in foreign investment" (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

  The amendment changes the definition of "foreign investment" in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive from 2003.

  The amendment allies to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the provisions of the amendment will not apply.

  As a result of the amendment, tax-exempt income that will be generated under the provisions of the amendment will subject the Company to taxes upon distribution or liquidation. Therefore, if the Company holds a Benefited Enterprise it may be required to record deferred tax liability with respect to such tax-exempt income.

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

  Taxation Under Inflationary Conditions

  The Income Tax (Inflationary Adjustment) Law, 1985, commonly referred to as the Inflationary Adjustments Law, attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deduction and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. Our taxable income is determined under this law. The Inflationary Adjustments Law features, which may be material to us, can be summarized as follows:

    There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.
    Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.
    Capital gains on specific traded securities are normally subject to reduced tax rates for individuals and are taxable at corporate tax rates for companies. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains deriving from the sale of traded securities are included in the Tax Ordinance and the Inflationary Adjustments Law no longer includes provisions in this regard.

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

  Stamp Duty

  The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements.

  Under an order published in December 2005, the said requirement to pay stamp duty is cancelled with respect to documents signed on or after January 1, 2006.

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

  Israeli Residents

  Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli residents individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE"), (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock market or regulated market in a country that has a treaty for the prevention of double taxation with Israel or (iii) companies traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel .

  This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain will be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Tax Ordinance); (ii) the sale of shares by dealers in securities (who were taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals); (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (who were taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).

  As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate wiill be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

  Non-Residents of Israel

  Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains are not derived from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not attributed to a permanent establishment in Israel and that such shareholders are not subject to the Inflationary Adjustments Law and did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

  A non-resident of Israel who receives passive income such as interest, dividend and royalty income, as well as non-passive income from services rendered in Israel, derived from or accrued in Israel or capital gains derived from the sale of our ordinary shares, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

  Dividend Taxation

  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, and (iii) 15% for dividends of income generated by an Approved Enterprise (or Benefited Enterprise); unless a different tax rate is provided in a treaty between Israel and the shareholder's country of residence. Such distribution of dividends to Israeli corporations is tax exempt, unless the source of such dividends is income derived outside of Israel.

  U.S Residents

  Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of the issued voting shares throughout the tax year in which the dividend is distributed as well as the previous tax year the tax rate is 12.5% (however this reduced rate will not apply if more than 25% of the Company's gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations), or 15% for dividends of income generated from an Approved Enterprise (or Benefited Enterprise).

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

  There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the Asset Test. However, the legislative history of the U.S. Taxpayer Relief Act of 1997, referred to as the 1997 Act, indicates that for purposes of the Asset Test, "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." It is unclear under current interpretations of the 1997 Act whether other approaches could be employed to determine the value of our assets. Under the approach set forth in the legislative history to the 1997 Act, we believe that we would be deemed a PFIC for 2001 and for 2002, principally because a significant portion of our assets continued to consist of cash, cash equivalents and short-term investments from the proceeds of our initial public offering, coupled with the decline in the public market value of our ordinary shares during 2001 and 2002. Based on application of the approach of the 1997 Act, there is a reasonable likelihood that we may not be deemed a PFIC in 2003, 2004 and 2005. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

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

  If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder's holding period of ordinary shares and the U.S. holder does not make a QEF election or a "mark-to-market" election (both as described below), any gain recognized by the U.S. holder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income generally would be allocated over a U.S. holder's holding period with respect to our ordinary shares. The amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

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

  F. Dividends and paying agents

  Not applicable.

  G. Statement by Experts

  Not applicable.

  H. Documents on Display

  We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

  You may request a copy of our SEC filings, at no cost, by writing or calling us at MIND C.T.I. Ltd., Industrial Park, Building 7, Yoqneam, 20692, Israel, Attention: Shalom Bronstein, Chief Financial Officer, telephone 972-4-993-6666. A copy of each report submitted in accordance with applicable United States law is available for review at our principal executive offices.

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

  The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2005.

Currency	Current Monetary Assets (Liabilities) - net

(In US $ thousands)
NIS	(138)
Euro	2,540
Romanian Ron	(163)
Other non-dollar currencies	4

2,243

  Our annual expenses paid in NIS are approximately $6.6 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $66,000 for the year ended December 31 2006.

  During the last quarter of 2004, we deposited an amount of $30 million with several banks for periods between seven and ten years. The arrangements with the banks are described above in Item 5.B.

  As of December 31, 2005, we did not hold any instruments that are subject to risk arising from changes in equity prices. Also, we did not hold any derivative financial instruments for either trading or non-trading purposes.

  Item 12. Description of Securities Other Than Equity Securities

  Not applicable.

  PART II

  Item 13. Defaults, Dividend Arrearages and Delinquencies

  Not applicable.

  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

  The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2005, all proceeds have been invested in bank deposits.

  Item 15. Controls and Procedures

  We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

  In addition, there were no changes in our internal control over financial reporting that occurred during 2005 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

  Item 16C. Principal Accountant Fees and Services

  In the annual meeting held in April 2005, our shareholders re-appointed Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Years Ended December 31,
	2004	2005
Audit Fees	$ 35,000	$ 55,000
Audit-Related Fees	0	0
Tax Fees	5,000	5,000
All Other Fees	0	0

Total	$40,000	$60,000

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

  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  Not applicable.

  PART III

  Item 17. Financial Statements

  Not applicable.

  Item 18. Financial Statements

  Our consolidated financial statements for the year ended December 31, 2005 are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2006.

  Item 19. Exhibits

  The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1**	Memorandum of Association, as amended
1.2	Articles of Association, as amended
4.1***	MIND 1998 Share Option Plan
4.2***	MIND 2000 Share Option Plan
8	List of Subsidiaries
10.2*	Registration Rights Agreement by and among MIND C.T.I. Ltd., Lior Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Investors listed therein, dated as of March 30, 2000
10.3*	Shareholders Agreement by and among MIND C.T.I. Ltd., Lior Salansky, Monica Eisinger, ADC Teledata Communications Ltd. and the Purchasers listed therein, as amended by an amendment agreement dated July 10, 2000
10.6*	Waiver between Summit, ADC Teledata Communications Ltd., Monica Eisinger and Lior Salansky dated August 1, 2000
11***	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

*	Incorporated by reference to MIND C.T.I. Ltd.'s Registration Statement (File 333-12266) on Form F-1.
**	Incorporated by reference to MIND C.T.I. Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (Commission file number 000-31215).
***	Incorporated by reference to MIND C.T.I. Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (Commission file number 000-31215).

  SIGNATURES

  The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD. /s/ Monica Eisinger =================== By: Monica Eisinger Title: President & CEO Date: 06/29/06

  EXHIBIT 1.2
  THE COMPANIES LAW, 5759 - 1999

  A COMPANY LIMITED BY SHARES

  FOURTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF

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

    Interpretation

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

    Share Capital

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

    Increase of Share Capital

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

    Special Rights; Modifications of Rights

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

    Consolidation, Subdivision, Cancellation and Reduction of Share Capital

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

    SHARES

    Issuance of Share Certificates; Replacement of Lost Certificates

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

      The Company may issue bearer shares.

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

    Calls on Shares

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

    Forfeiture and Surrender

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

    Lien

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

    [reserved]

    TRANSFER OF SHARES

    Effectiveness and Registration

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

    Decedents' Shares

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

    Receivers and Liquidators

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

    Quorum

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

    Adoption of Resolutions at General Meetings

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

    Power to Adjourn

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

    Voting Rights

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

    PROXIES

    Instrument of Appointment

      The instrument appointing a proxy shall be in writing and shall be substantially in the following form:
"I	_____________________	of	__________________________________
	(Name of Shareholder)		(Address of Shareholder)
being a shareholder of	_____________________	hereby appoint
(Name of the Company)
_____________________	of	__________________________________
(Name of Proxy)		(Address of Proxy)
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

    Powers of Board of Directors

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

    Exercise of Powers of Directors

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

      A resolution may be adopted by the Board of Directors without convening a meeting if all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee or, in the absence of such determination, by the Chairman of the Board of Directors) have given their consent (in any manner whatsoever) not to convene a meeting. Such a resolution shall be adopted if approved by a majority of the Directors entitled to vote thereon (as determined as aforesaid). The Chairman of the Board shall sign any resolutions so adopted, including the decision to adopt said resolutions without a meeting.

    Delegation of Powers

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

    Election and Removal of Directors

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

    Vacation of Office

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

    [reserved]

    PROCEEDINGS OF THE BOARD OF DIRECTORS

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

    Minutes

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

    [reserved]

    Amount Payable by Way of Dividends

    Subject to the rights of the holders of shares with special rights as to dividends and without derogating from the provisions of Article 35(d) above, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

    Interest

    No dividend shall carry interest as against the Company.

    Payment in Specie

    Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

    Capitalization of Profits, Reserves etc.

    Upon the resolution of the Board of Directors, the Company -

      may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock;and may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

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

    Retention of Dividends

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

    ACCOUNTS

    Books of Account

    The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolution. The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to shareholders, except upon specific request and upon said request the Company shall send copies by e-mail.

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

    Rights of Signature, Stamp and Seal

      The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

      The Company shall have at least one official stamp.

      The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

    NOTICES

    Notices

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

    Exculpation, Indemnity and Insurance

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

      Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

        a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

        reasonable litigation expenses, including attorney's fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and, reasonable litigation expenses, including attorney's fees, expended by an Office Holder or charged to the office Holder by a court, in proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

      The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that, in respect of Article 70 (c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

      Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

        a breach of his duty of care to the Company or to another person;

        a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;>

        a financial obligation imposed on him in favor of another person.

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

      Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 70 shall be prospective in effect, and shall not affect the Company's obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law.

    WINDING UP

    Winding Up

    If the Company be wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

  EXHIBIT 8

  List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
MIND C.T.I. Inc.	New Jersey
MIND Software SRL	Romania
DIROT COMP SRL	Romania
Sentori, Inc.	Delaware

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
      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
      any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over fina
Dated: 06/29/2006	/s/ Monica Eisinger ______________ Monica Eisinger President and Chief Executive Officer (Principal Executive Officer)

  EXHIBIT 12.2

  Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

  I, Shalom Bronstein, Chief Financial Officer of MIND C.T.I. Ltd., certify that:

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
Dated: 06/29/2006	/s/ Shalom Bronstein ______________ Shalom Bronstein Chief Financial Officer (Principal Financial Officer)

  EXHIBIT 13.1

  Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

  In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2005 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Monica Eisinger, President and Chief Executive Officer of the Company, certify that:

    the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: 06/29/2006	/s/ Monica Eisinger ______________ Monica Eisinger President and Chief Executive Officer (Principal Executive Officer)

  EXHIBIT 13.2

  Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

  In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2005 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Shalom Bronstein, Chief Financial Officer of the Company, certify that:

    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: 06/29/2006	/s/ Shalom Bronstein ______________ Shalom Bronstein Chief Financial Officer (Principal Financial Officer)