Form 20-F/A
period 2005-12-31
MIND CTI LTD
filed 2006-06-29
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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

	Years ended December 31,

	2001	2002	2003	2004	2005

	(In US $ thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues:
Sales of licenses	$7,108	$6,535	$8,105	$11,699	$7,420
Services	3,361	3,473	4,831	6,107	8,181

Total revenues	10,469	10,008	12,936	17,806	15,601
Cost of revenues	2,242	2,479	3,208	4,394	4,015

Gross profit	8,227	7,529	9,728	13,412	11,586
Research and development, expenses - net	4,423	3,723	3,319	3,833	5,086
Selling, general and administrative expenses:
Selling expenses	6,767	4,154	4,065	4,517	2,148
General and administrative expenses	3,097	1,279	1,115	1,857	1,507

Operating income (loss)	(6,060)	(1,627)	1,229	3,205	2,845
Financial income - net	1,588	2,078	2,573	3,834	1,260

Income (loss) before taxes on income	(4,472)	451	3,802	7,039	4,105
Taxes on income	7	117	169	162	43

Income (loss) before minority interest	(4,479)	334	3,633	6,877	4,062
Minority interest in losses of a subsidiary	89	--	--	--	--

Net income (loss)	(4,390)	334	3,633	6,877	4,062

Earnings (loss) per ordinary share -
Basic	$(0.21)	$0.02	$0.18	$0.33	$0.19

Diluted	$(0.21)	$0.02	$0.17	$0.32	$.019

Weighted average number of ordinary shares used in computation of earnings (loss) per ordinary share - in thousands:
Basic	20,654	20,677	20,732	21,089	21,431

Diluted	20,654	20,761	21,143	21,468	21,619

Dividends per ordinary share	$0.00	$0.00	$0.14	$0.24	$0.14

	As of December 31,

	2001	2002	2003	2004	2005

	(In US $ thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,723	$11,312	$4,391	$18,687	$10,174
Working capital	41,640	11,334	4,006	18,866	9,471
Total assets	46,734	47,967	49,979	55,716	55,395
Share capital and additional paid-in capital	60,985	61,142	58,567	59,130	59,452
Total shareholders' equity	43,991	44,482	45,540	50,244	49,485

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