Form 20-F
period 2006-12-31
MIND CTI LTD
filed 2007-06-27
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 000-31215

MIND C.T.I. LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

Industrial Park, Building #7, Yoqneam, 20692, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2006, the Registrant had outstanding 21,547,019 Ordinary Shares, nominal value NIS 0.01 per share.

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

FORWARD LOOKING STATEMENTS

Cautionary Statement Regarding Forward-Looking Information

Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

Except as otherwise indicated, all financial statements and other financial information included in this annual report are presented solely under U.S. GAAP

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2006. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 "Operating and Financial Review and Prospects."

	Years ended December 31,

	2002	2003	2004	2005	2006

	(In US $ thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues:
Sales of licenses	$ 6,535	$ 8,105	$ 11,699	$ 7,420	$ 8,467
Services	3,473	4,831	6,107	8,181	11,593

Total revenues	10,008	12,936	17,806	15,601	20,060
Cost of revenues	2,479	3,208	4,394	4,015	5,675

Gross profit	7,529	9,728	13,412	11,586	14,385
Research and development expenses	3,723	3,319	3,833	5,086	6,118
Selling, general and administrative expenses:
Selling and marketing expenses	4,154	4,065	4,517	2,148	3,628
General and administrative expenses	1,279	1,115	1,857	1,507	2,135

Operating income (loss)	(1,627)	1,229	3,205	2,845	2,504
Financial income (expenses) - net	2,078	2,573	3,834	1,260	(222)

Income before taxes on income	451	3,802	7,039	4,105	2,282
Taxes on income	117	169	162	43	1,373

Net income	$ 334	$ 3,633	$ 6,877	$ 4,062	$ 909

Earnings per ordinary share
Basic	$ 0.02	$ 0.18	$ 0.33	$ 0.19	$ 0.04

Diluted	$ 0.02	$ 0.17	$ 0.32	$ 0.19	$ 0.04

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:
Basic	20,677	20,732	21,089	21,431	21,515

Diluted	20,761	21,143	21,468	21,619	21,546

	As of December 31,

	2002	2003	2004	2005	2006

	(In US $ thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 11,312	$ 4,391	$ 18,687	$ 10,174	$ 27,571
Working capital	11,334	4,006	18,866	9,471	28,926
Total assets	47,967	49,979	55,716	55,652	53,791
Share capital and additional paid-in capital	61,142	58,567	59,130	59,452	59,601
Total shareholders' equity	44,482	45,540	50,244	49,485	47,859

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

We seek to expand our business through acquisitions that could result in diversion of resources and extra expenses, and which may involve other risks that could disrupt our business and harm our financial condition.

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

Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

  we may fail to identify acquisitions that enable us to execute our business strategy;
  we compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates;
  we may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in countries where we are seeking to consummate acquisitions;
  we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company;
  we may fail to successfully integrate acquisitions in accordance with our business strategy;
  we may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them; and
  we may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product.

In addition, we have limited experience with respect to negotiating an acquisition and operating an acquired business. If future acquisitions disrupt our operations, our business may suffer.

If we fail to attract and retain qualified personnel we will not be able to implement our business strategy or operate our business effectively.

Our products require sophisticated research and development, sales and marketing, software programming and technical customer support. Our success depends on our ability to attract, train, motivate and retain highly skilled personnel within each of these areas of expertise. Qualified personnel in these areas are in great demand and are likely to remain a limited resource for the foreseeable future. We cannot assure you that we will be able to retain the skilled employees we require. In addition, the resources required to retain such personnel may adversely affect our operating margins. The failure to retain qualified personnel may harm our business. In particular, we maintain a large technical and support center in Jassy, Romania and have encountered many attempts from other technology companies to recruit our employees after we have trained them. If this phenomenon continues and increases, we may be forced to raise the salaries of our Romanian employees and our results of operations will be harmed.

Because a substantial majority of our revenues are generated outside of Israel, our results of operations could suffer if we are unable to manage international operations effectively.

In 2005 and 2006, approximately 93% and 94% of our revenues, respectively, were generated outside of Israel. Our sales outside of Israel are made in more than 40 countries. We currently have sales and support offices located in Silver Spring, Maryland. In addition, we have a technical and support team in Jassy, Romania. We plan to establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

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

In 2006, we derived 86% of our revenues from the sale of software and related services to telecommunications service providers. Before we can sell our software to some of these customers, they conduct a lengthy and complex approval and purchasing process. The following factors, among others, affect the length of the approval process:

  the time required for our customers to determine and announce their specifications;
  the time required for the customer to receive the internal approvals necessary in order for it to commit significant resources towards acquisition of the billing solution;
  the build-up of the customer's network infrastructure; and
  the timely release of new versions of products comprising enhanced functionality, specifically requested by the customer.

Additional delays in product approval may decrease our revenues and could seriously harm our business and results of operations.

A slow down in expenditures by telecommunications service providers could have a material adverse effect on our results of operations.

There is a global uncertainty with respect to the direction of the economy and the telecommunications market. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. A continuation of such delays or a decline in capital expenditures by telecommunications service providers may reduce our sales and could result in additional pressure on the price of our products, both of which would have a material adverse effect on our operating results.

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

Competition in our industry is intense and we expect competition to increase. We compete both with established global billing companies such as Comverse (after the acquisition by Comverse of the Global Software Services division of CSG Systems International) and Convergys Corporation (after the acquisition of Geneva Technology by Convergys) as well as with local billing companies. Some of our competitors have greater financial, technical, sales, marketing and other resources, and greater name recognition than we do. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressure will not harm our financial results.

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

Although most of our revenues are denominated in U.S. dollars, approximately 40% of our expenses are incurred in New Israeli Shekels, or NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. For example, in 2006, the value of the U.S. dollar decreased in relation to the NIS by 8.2%, while inflation decreased by only 0.1%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, devaluation in the Euro or local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations. The imposition of price or exchange controls or other restrictions on the conversion of foreign currencies could affect our ability to collect payments, which in turn, could have a material adverse effect on our results of operations and financial condition.

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

If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license his intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms or on any terms. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other right or to develop non-infringing technology could prevent us from selling our software and could therefore seriously harm our business.

Breaches in the security of the data collected by our systems could adversely affect our reputation and hurt our business.

Customers rely on third-party security features to protect privacy and integrity of customer data. Our products may be vulnerable to breaches in security due to failures in the security mechanisms, the operating system, the hardware platform or the networks linked to the platform. All our solutions provide web access to information, presenting additional security issues for our customers. Security vulnerabilities could jeopardize the security of information stored in and transmitted through the computer systems of our customers. A party that is able to circumvent our security mechanisms could misappropriate proprietary information or cause interruptions in the operations of our customers. Security breaches could damage our reputation and product acceptance would be significantly harmed, which would cause our business to suffer.

We have not yet completed our evaluation of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

We are considered a "non-accelerated filer" under applicable SEC rules. As such, we are required to comply with internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the following manner: (1) reporting by management under Section 404(a) of the Sarbanes-Oxley Act will be required for the fiscal year ending on December 31, 2007, and (2) attestation by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act will be required for the fiscal year ending December 31, 2008. Accordingly, we have begun to evaluate whether our existing internal control over financial reporting system is compliant with Section 404. As a result of this evaluation, we may be required to implement new internal control procedures over financial reporting. We may also experience higher than anticipated operating expenses and fees in this context, additional commitment of management's time and may need to hire additional qualified personnel in order to achieve compliance with Section 404. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report in internal controls from our independent auditor.

Risks Relating to the Market of our Ordinary Shares

Our share price has fluctuated and could continue to fluctuate significantly.

The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has fluctuated significantly since our initial public offering in August 2000. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

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

We do not control these matters and any of them may adversely affect our business internationally. In addition, trading in shares of companies listed on the Nasdaq Global Market in general and trading in shares of technology companies in particular has been subjected to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

Substantial sales of our ordinary shares could adversely affect our share price

Sales of a substantial number of our ordinary shares could adversely affect the market price of our ordinary shares. Given the likely volatility that exists for our ordinary shares, such sales could cause the market price of our ordinary shares to decline.

As of June 1, 2007, we had 21,592,510 outstanding ordinary shares, of which approximately 17 million ordinary shares were freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act. As of June 1, 2007, there were outstanding options to purchase a total of 1,114,010 ordinary shares, of which 447,010 were vested. We were also authorized to grant options to purchase 2,215,700 additional ordinary shares. We have filed a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on the Nasdaq Global Market, or Nasdaq, and on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may harm our operating results.

We are organized under the laws of the State of Israel and a substantial portion of our assets and our principal operations, are located in Israel. Accordingly, our operations, financial position and operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel's relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The establishment in early 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel fought a war against Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

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

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions that limit the transferability of our funded technology and of our right to manufacture outside of Israel any products developed with such technology, and certain of our large shareholders are required to undertake to observe such restrictions.

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

We are incorporated in the State of Israel. Substantially most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. We have been informed by our legal counsel in Israel that it may be difficult to bring original actions in Israel to enforce civil liabilities under the Securities Act and the Exchange Act. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a United States final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

  the judgment is enforceable in the state in which it was given;
  adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
  the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;
  the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
  an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the United States court.

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

In particular, our articles of association provide that our board of directors will be divided into three classes that serve staggered three-year terms and authorize our board of directors to adopt protective measures to prevent or delay a coercive takeover, including without limitation the adoption of a "Shareholder Rights Plan". In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See Item 10.B "Memorandum and Articles of Associations - Mergers and Acquisitions under Israeli Law." Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

Item 4. Information on the Company

A. History and Development of the Company.

General

Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law, 1999 and the regulations promulgated thereunder. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 20692, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is Sentori, Inc. and its principal offices are located at 12211 Plum Orchard Drive, Suite 320, Silver Spring, MD 20904, USA.

Important Events in the Development of the Company

In 1997 we started the development and marketing of a real-time mediation and billing solution, mainly to the Internet protocol, or IP, prepaid markets, known as MIND-iPhonEX.

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

During 2005 and 2006 we invested heavily in the development of MINDBill and started the implementation of MINDBill at a large East European operator with over one million subscribers. We believe that this valued reference customer will serve us to gain more large sized deals in mobile markets.

Principal Capital Expenditures

During 2004, 2005 and 2006, the aggregate cash amounts of our capital expenditures were $1.2 million, $0.6 million and $0.4 million, respectively. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

B. Business Overview

Overview

We develop, manufacture and market real-time and off-line billing and customer care software for various types of communication providers, including traditional wireline and wireless, voice over IP, or VoIP, and broadband IP network operators, cable operators, 3G operators and mobile virtual network operators, or MVNOs.

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

The latest version of our billing and customer care solution includes a powerful workflow engine to support the creation and execution of business processes such as order management, trouble ticket and debt collection. It also includes an integral point of sale solution that covers all dealer, store and cashier management and sales processes. The MIND solution introduces multi-layered architecture supporting real-time distributed processing, achieving performance, scalability and high availability. It uses an open architecture, including Service Oriented Architecture (SOA) and Document Oriented Architecture (DOA), thus enabling fast and seamless integration with other systems and third party applications. The MIND solution is built using standardized best-of-breed object-oriented technologies such as Java and XML, and it is J2EE compatible as it is powered by a commercial application server.

We also provide professional services, primarily to our billing and customer care customers, consisting of installation, turnkey project implementation services, customer support, training and maintenance services, customization and project management. Our professional services also include enhanced support options, known as managed services, that are offered to customers in the United States and Europe and are performed from our offices. These managed services include performing day to day billing operational tasks.

In addition to our billing and customer care solutions, we offer three call management systems used by organizations for call accounting, traffic analysis and fraud detection. Our traditional enterprise software, which we call PhonEX, has been installed in over 15,000 locations throughout the world. Our other enterprise software, which we call MEIPS, is a product directed towards the same market segment where IP switches are implemented. MEIPS has been installed in over 1,000 locations around the world. Our latest product, PhonEXONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEXONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites, it introduces full functionality through a web browser, based on Microsoft SQL database and enhanced by the advanced ASP.NET technology.

Our Market Opportunity

Billing and Customer Care Industry

Billing and customer care are critical to telecommunications service providers as they enable them to track and bill for usage, manage revenues and customer relations, and launch, deploy and charge new services, marketing programs and rate plans. The need for comprehensive billing solutions is driven by the market trend that requires service providers to introduce new services more rapidly, to be innovative in creating new product offerings and to optimize business processes for maximum efficiency. We provide tier 2 and tier 3 service providers with flexible, easy to deploy, convergent and scalable billing solutions.

Recently, many telecommunications service providers have initiated searches for billing solutions to replace existing ones, mainly in the developed telecom markets, where competition, consolidation and customer loyalty are key issues. Service providers explore the option to replace existing solutions in order to offer additional services, reduce costs and improve service.

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

Mobile Market

The Sentori acquisition, with its existing mobile customer base, provided the required presence to build upon and enhance our position in the mobile market. With our combined product - MINDBill - we will be able to offer convergent services billing to the already existing customer base and to new GSM and CDMA operators.

A niche market in the mobile market in which we see opportunities in is the MVNO market. Market saturation is pushing mobile carriers that own the network, to use MVNOs as an alternative means for subscriber growth, without incurring the associated costs of acquiring and servicing a subscriber as the additional subscribers are acquired and serviced by the MVNO. Along with cutting operational costs, it enables the operators to increase their network utilization and revenues through wholesale agreements with the MVNOs. Typically, to create competitive differentiation, MVNOs require a billing and customer care solution that can ensure short time-to-market and product bundling. MVNOs specifically target consumers in well defined niches such as ethnic communities, young people and those with poor credit. Niche markets previously considered undesirable by wireless carriers due to exotic usage profiles - are now attracting attention. We have a number of MVNO's as customers and we are focused on delivering solutions that address this particular market.

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

Our Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

  Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;
  Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;
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

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and to maintain and increase profitability.

We believe that the strategic acquisition of Sentori in August 2005 strengthened our presence in the United States and in the mobile market. We have since successfully completed the integration process.

In 2006 we went through a transition phase. We invested heavily in the enhancement of our solutions, while focusing on building our business for the long-term, with larger deals and long-term contracts. These require longer sales-cycles and longer revenue spreads. The long-term relationships with our customers enable us to build future revenue streams and significant recurrent revenue from our customer base, from upgrades of licenses and services.

As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers, projects are now generally more complex in nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. In the last three years we significantly increased our professional services team to support the growth in services offered to customers. Our long-term business model contemplates that licenses, maintenance and services will each represent 30-40% of revenues and gross margins will be approximately 70%.

The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

  Expand offering through acquisitions.We evaluate acquisition opportunities pro-actively, based on our long-term policy of growing the scale of our business and enhancing our offering, through acquisitions, which will enhance shareholder value. Our active pursuit is for business lines that provide the majority of the following criteria: existing customer base, channels and partners, presence in complementary geographic areas or markets and proven complementary technology. We will pursue such an opportunity if we estimate that it will provide an additional step towards tier 2 market leadership and that the acquisition will be accretive to our income within two or three quarters;
  Leverage our brand name recognition and technical expertise.We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. The acquired Sentori customer base, team and technology has provided us with significant brand name recognition in the mobile market. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;
  Enhance alliances with industry leaders.We have established cooperative relationships with leading manufacturers of telecommunications and hardware equipment and system integrators. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence.
  Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets; and
  Expand professional services opportunities.As our projects are of larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services have increased.

Our Products and Services

Billing and Customer Care Solutions

Our billing solutions include real-time and off-line mediation, provisioning, rating, billing and customer care products for voice, data, video and content services that meet the mission-critical needs of convergent IP, Wireline and Wireless service providers and is interoperable with the telecommunications equipment of major manufacturers

Our highly functional and adaptable product enables our customers to quickly deploy new services and to rapidly grow and add new services. Our solutions support both prepaid billing plans, in which customers pre-pay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of our solutions are as follows:

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
  Authorization. Our systems authorize a particular usage, among other ways, by reviewing the type of service to determine whether the service is permitted or by reviewing the existing balance, pre-rating the service, using the rating engine described below and calculating the resulting cut-off time, if any, of the call or data session;
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
  Roaming. Our solutions support the ability to provide services to visiting subscribers, on the one hand, and to roam subscribers in other networks, on the other hand. Our billing system provides the ability to define and manage the required roaming contract terms and the applicable tariff plan (IOT) for each roaming partner;
  Virtual Providers. MIND offers a solution that enables a carrier to have resellers of traffic under different brand names, while it is still managed from the same billing platform, as a separated entity known as Virtual Provider. This model enables the carriers that own the networks, to lease its network equipment and its billing system to other providers.
  Call Shops. In order to place a long-distance/international call, a person may come to a special calling center, also known as a call shop. The call shop policy may require that the person make a deposit before calling, the remaining amount being returned after the invoice is generated. MIND's billing solution supports the special business model for call shops, including fast and reliable Web access and customized reports for profit and loss;
  Multiple Services and Products Support. Our billing solutions allow service providers to take advantage of their convergent networks by providing their customers with advanced voice, data, content and video services. The MIND Product Catalog allows service providers to bundle groups of services into tailor-made packages for which they can offer special rates, discounts and promotions. There are different classes of customers with respect to the availability, bandwidth, and quality of service requirements for these services. Our billing solutions offer an easy way to define these services, combine them into products, and rate each service and product differently;
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
  Business Processes. MIND is offering in its deployments tailored, fully automated, order management processes, trouble tickets, and debt collection processes, all unique to its market segment. The flexible and robust account creation order management process handles the orders from the customer's contact, through registration, package selection, provisioning and activation. The order management process involves different users from various departments (such as supervisor approval of the contract, technician test, etc.), integration with external legacy systems (such as inventory), interaction with third party services (such as address validation) and more. MIND's billing solution uses its robust inherent workflow capabilities to tailor an order management process that meets the operator's business model;
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
  Fraud Detection. Our billing solutions include a fraud detection tool that enables detection of "stolen" calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, alarms at four different alarm levels may be activated. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms;
  Business Processes Environment. Customer care and billing processes are one of the most significant practices to drive business performance. These processes are fundamental for bringing innovative and competitive ways of delivering products and services to market.

  MIND's automated business processes engine allows operators to excel with today's top challenges. The business processes workflow implemented by the engine provides business intelligence behind day-to-day operations. The engine also automates the interaction with network elements and third party software. This is done in accordance with a uniquely defined set of business rules determined by the customer.

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

Our high end product, PhonEXONE, delivers one unified solution for all voice communication expenses, including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEXONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. Some of its major advantages are:

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

Professional Services

We provide professional services to our customers, consisting primarily of project management, customization, installations, customer support, training and maintenance services. As our projects become more complex, more customers require customization services to add specialized features to their systems. We typically incorporate additional or specialized features developed for a particular customer into future versions of our products. We also offer enhanced support options, called managed services, that are offered to customers in the United States and Europe and are performed from our offices. The managed services include performing day to day billing operational tasks. The managed services contracts are usually for a term of three to five years and are paid on a monthly basis.

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

Sales and Marketing

Sales

Billing and Customer Care Solutions

We conduct our sales and marketing activities primarily directly and also through our marketing alliances with leading network equipment vendors and systems integrators. These marketing allies and resellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. We also engage in joint marketing activities with our allies, including joint responses to requests for proposals, sharing booths in trade shows, distributing each others' marketing information and cross links and references to web sites. We believe that these relationships also help validate our technology and facilitate broad market acceptance of our software.

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

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic market.

	Years ended December 31, (in thousands of US $)

	2004	2005	2006

The Americas (total)	1,977	5,556	9,643
Sale of Licenses	1,020	2,870	4,854
Services	957	2,686	4,789
Asia Pacific and Africa (total)	2,859	2,702	1,619
Sale of Licenses	1,957	1,724	575
Services	902	978	1,044
Europe (total)	12,017	6,285	7,693
Sale of Licenses	8,361	2,503	2,769
Services	3,656	3,782	4,924
Israel (total)	953	1.058	1,105
Sale of Licenses	361	323	269
Services	592	735	836
Total	17,806	15,601	20,060
Sale of Licenses	11,699	7,420	8,467
Services	6,107	8,181	11,593

Customers

Billing and Customer Care Solutions

We currently provide traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. MIND-iPhonEX, VeraBill and the Sentori product line have been installed for a large base of customers worldwide, including:

  traditional telecommunications service providers that also offer IP services including VoIP or/and data, such as China United Telecommunications Corp. (China Unicom), Romtelecom S.A., Singapore Telecommunications Limited (SingTel), Sri Lanka Telecom, Telecom Colombia, and VTI;
  traditional wireline telephony providers, such as Teledome and Telefonia Bonairiano;
  wireless telephony providers, such as Bahamas Telecom, CelTel Tanzania and mTel Nigeria;
  3rd generation (3G) mobile operators that provide broadband mobile IP services, such as H3G Italy; and
  MVNOs, such as Viaero.

Enterprise Software

Our enterprise software has been installed at over 15,000 locations throughout the world, for customers that include international banking firms, government agencies and other small to very large organizations.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong. We compete with many local companies and worldwide companies such as Comverse (after the acquisition by Comverse of the Global Software Services division of CSG Systems International) and Convergys Corporation (after the acquisition of Geneva Technology by Convergys).

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

Enterprise Software

Our main competitors in the market for enterprise software products include Avotus Corporation and Veramark Technologies, Inc. To compete effectively, companies must be able to offer adequate technical support and ongoing product development and customization services. In addition, multinational companies prefer call accounting systems that can be installed at their various offices throughout the world, and therefore require call accounting products that are multilingual and support the local telecommunication requirements. The principal factors upon which we compete are customer support, ease of use, compatibility with major switchboard systems and IP switches and the multi-lingual and multi-currency nature of our system.

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

Even after repayment in full of royalty obligations, the Research and Development Law and prohibits the transfer of the funded know-how outside of Israel without the prior approval of the Office of the Chief Scientist. Further, the Research and Development Law requires that the manufacture of products incorporating or basing upon funded know-how be performed in Israel.

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

D. Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 16,000 square feet at our Yoqneam headquarters. We also lease 10,593 square feet of office space in Silver Spring, Maryland and 21,500 square feet in Jassy, Romania. The office in Maryland is used primarily for supporting our customers in the United States, while the office in Jassy is used primarily for software development and for customer support. The office in Maryland is the group's headquarters in the Americas. We are currently considering purchasing or constructing a building for our office in Romania.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, contained in Item 18.

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and multiple play (voice, data and content) service providers. In 2006, 85.6% of our revenues were derived from providing our billing and customer care software and 14.4% were derived from providing our enterprise software. In 2006, license fees represented 42.2% of our revenues and professional services represented 57.8%. In 2005 and 2006, no customer accounted for 10% or more of our total revenues. However, we expect to continue to derive sizeable revenues from a small number of changing customers.

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

In 2003 and 2004, we experienced quarterly sequential revenue growth and improved profitability and net income. Our revenue growth in 2004 was driven primarily by our winning larger projects than in the past, especially in Europe. In the first quarter of 2005, our revenue fell sharply to $3.08 million from $4.88 million in the previous quarter, due to loss of revenues caused by the cancellation of two large orders that we received in 2004 for reasons unrelated to us and in addition, the customer that represented 36% of our revenues in 2004, entered into a reorganization process and, as a result, the planned enhancements of our platform did not materialize. These three customers were expected to represent over 30% of our annual revenue. Consequently, our total 2005 revenue was lower than our 2004 revenue. In spite of the unexpected loss of revenue in first quarter of 2005, we succeeded in maintaining profitability and in showing sequential revenue growth for the four quarters thereafter. In 2006 we experienced significant growth in revenue driven primarily by our acquisition of Sentori in the third quarter of 2005, which strengthened our presence in the United States and in the mobile market generally.

As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers and our average deal size increases, our long-term business model changes as the professional services part of our business is increasing. An additional consequence is that projects are often now of a more complex nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. In the last three years we significantly increased our professional services team to support the growth in services offered to customers.

Since March 2002, we have deposited most of our cash in structured, callable time deposits. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the prevailing U.S. dollar LIBOR rate. Interest is payable in respect of days during which the rate is within a certain range and no interest is payable in respect of days during which it exceeds the range. Until May 2005, we achieved relatively high interest rates of over 7% per annum. Since May 2005, due to the increase of the six-month LIBOR rate, the deposits did not bear interest, causing our financial income to decrease substantially starting in the third quarter of 2005. In the second quarter of 2006, we withdrew two of our three structured deposits in the aggregate amount of $20 million. The financial expenses arising from the early redemption of these two deposits were $1.33 million. In the fourth quarter of 2006 the third and last structured deposit in the amount of $10 million was released with no penalty. Since December 2006, all our funds are invested in risk-free bank deposits and investment grade, interest-bearing bonds or debentures. See below under Item 5.B - "Liquidity and Capital Resources" for more information.

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. Additionally the board approved dividend distributions in 2003 and 2007 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings. Since 2003 the Company distributed cash dividends of approximately $0.85 per share to its shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006 and $0.20 per share in 2007. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

Revenues.We are paid license fees by our customers for the right to use our products, based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used, number of data sources and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid annually, quarterly or monthly.

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

Research and Development Expenses. Our research and development expenses consist primarily of compensation, overhead and related costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, no software development costs have been capitalized. We expect to continue to make substantial investments in research and development.

Selling and Marketing Expenses. Our selling expenses consist primarily of compensation, overhead and related costs for sales and marketing personnel, the operation of international sales offices, sales commissions, marketing programs, public relations, promotional materials, travel expenses, trade shows and exhibition expenses.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related costs for executives and administrative personnel, accounting, professional fees, insurance, provisions for doubtful accounts and other general corporate expenses.

Financial Income (Expenses), net. Our financial income (expenses), net consists primarily of interest earned on bank deposits, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs, loss from withdrawal of long-term bank deposits and bank charges in real terms as well as the devaluation of monetary assets and monetary liabilities.

Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 34% for the 2005 tax year, 31% for the 2006 tax year and 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate is expected to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, Israeli Companies are generally subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Substantially all of our facilities, however, have been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the "alternative benefits route" (involving a waiver of investment grants) and our approved enterprises are located in a preferred geographic location. In the event of distribution of cash dividends from income that was tax exempt, we would have to pay up to 25% tax in respect of the amount distributed. In February 2007, we finalized tax assessments for the tax years 2003 to 2005, which resulted in additional tax expenses in 2006 of approximately $1.5 million.

A. Operating Results

The following discussion of our results of operations for 2004, 2005 and 2006, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

	Years ended December 31,

	2004	2005	2006

Revenues:	100.0%	100.0%	100.0%
Cost of revenues	24.7	25.7	28.3

Gross profit	75.3	74.3	71.7
Research and development expenses	21.5	32.6	30.5
Selling, general and administrative expenses:
Selling and marketing expenses	25.4	13.8	18.1
General and administrative expenses	10.4	9.7	10.6

Operating Income	18.0	18.2	12.5
Financial income (expenses) - net	21.5	8.1	(1.1)

Income before taxes on income	39.5	26.3	11.4
Taxes on income	0.9	0.3	6.8

Net income	38.6	26.0	4.6

Comparison of 2004, 2005 and 2006

Revenues

	Years ended December 31,			% Change	% Change
	($ in millions)

	2004	2005	2006	2005 vs. 2004	2006 vs. 2005

License sales	11.7	7.4	8.5	(36.6)	14.1
Professional services	6.1	8.2	11.6	34.0	41.7

Total revenues	17.8	15.6	20.1	(12.4)	28.6

Revenues in 2005 decreased in comparison to 2004 due to the unexpected cancellation of large orders from two customers and due to the cancellation of the planned orders from our largest customer (that represented 36% of our revenues in 2004) in the first quarter of 2005. Our revenues in 2006 in comparison to 2005 increased by 28.6% mainly because of the acquisition of Sentori, which strengthened our presence in the United States and in the mobile market generally. Revenues from our billing and customer care product solutions for service providers decreased from $15.2 million in 2004 to $12.7 million in 2005 and increased to $17.2 million in 2006. Revenues from our enterprise products increased from $2.6 million in 2004 to $2.9 million in 2005 and remained almost unchanged from 2005 to 2006. The increase from 2004 to 2005 was driven primarily by our winning larger projects.

Revenues from professional services as a percentage of total revenues increased from 34% in 2004 to 52% in 2005 due to the lower 2005 revenue and further increased to 58% in 2006 as a result of the growth in our customer base that provides more maintenance revenues and as a result of our focus on larger deals, which are often of a more complex nature and require more professional services.

The following table presents the geographic distribution of our revenues:

	Years ended December 31,

	2004	2005	2006

The Americas	11.1%	35.6%	48.1%
Asia Pacific and Africa	16.1	17.3	8.1
Europe	67.5	40.3	38.3
Israel	5.3	6.8	5.5

Total	100.0%	100.0%	100.0%

Our sales in the Americas steadily increased between 2004 and 2006 as the result of our acquisition of Sentori in the third quarter of 2005 which strengthened our presence in the United States and in the mobile market generally. Our sales in Europe decreased in 2005 due to the fact that a customer which represented 36% of our revenues in 2004 entered into a reorganization process and, as a result, the planned enhancement of our platform did not materialize.

Cost of Revenues
	Years ended December 31,			% Change	% Change
	($ in millions)

	2004	2005	2006	2005 vs. 2004	2006 vs. 2005

Total cost of revenues	4.4	4.0	5.7	(8.6)	41.3

The decrease in 2005 in our cost of revenues was mainly due to the decrease in revenues, which in turn caused a decrease in the cost of revenue related to third parties, offset by an increase in the cost of employment. The increase in our cost of revenues in 2006 was primarily due to the increase in our revenues from professional services (as explained above) and due to the continued increase in employee payroll costs, driven by an increase in the cost of employment per employee as well as an increase in the total number of employees engaged in support and maintenance.

Gross profit as a percentage of revenues decreased from 75.3% in 2004 to 74.3% in 2005 and to 71.7% in 2006, due to the increase in our revenues from professional services as a percentage of total revenues as well as the increase in employee payroll costs, driven by the continued increase in the cost of employment per employee as well as an increase in the total number of employees engaged in support and maintenance.

Operating Expenses

	Years ended December 31,			% Change	% Change
	($ in millions)

	2004	2005	2006	2005 vs. 2004	2006 vs. 2005

Research and development	3.8	5.1	6.1	32.7	20.3
Selling and marketing	4.5	2.1	3.6	(52.4)	68.9
General and administrative	1.9	1.5	2.1	(18.8)	41.7
Total operating expenses	10.2	8.7	11.8	(14.4)	35.9

Research and Development. We make substantial investment in research and development to maintain our advanced technology and add functionality to our products. The increase in 2005 and 2006 in our research and development expenses was primarily due to an increase in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from an increase in the salary per employee and an increase in the total number of employees engaged in research and development. Research and development expenses as a percentage of revenues increased from 21.5% in 2004 to 32.6% in 2005 and slightly decreased to 30.5% in 2006. The increase between 2004 and 2005 was due to an increase of research and development expenses accompanied by a decrease in revenues. The decrease between 2005 and 2006 was due to an increase in revenues in excess of the increase in research and development expenses.

Selling and Marketing Expenses. Selling and marketing expenses substantially decreased from $4.5 million in 2004 to $2.1 million in 2005, primarily reflecting a decrease in commission expenses (normally incurred as a percentage of revenue), as a result of the decrease in revenues in 2005. In 2006 selling and marketing expenses increased to $3.6 million mainly due to a significant increase of our sales teams (especially in the United States as a result of the acquisition of Sentori), and due to an increase in commission expenses as the result of the increase in revenues. Selling and marketing expenses as a percentage of revenues decreased from 25.4% in 2004 to 13.8% in 2005 due to a decrease in expenses in excess of the decrease in revenues. Selling and marketing expenses as percentage of revenues increased to 18.1% in 2006 due to an increase in selling and marketing expenses in excess of the increase of revenues.

General and Administrative Expenses. General and administrative expenses decreased from $1.9 million in 2004 to $1.5 million in 2005 and increased to $2.1 million in 2006. The decrease between 2004 and 2005 was mainly because of a decrease in the allowance for doubtful accounts. The increase between 2005 and 2006 was mainly due to additional professional services, mainly legal.

Financial Income (Expenses). Financial income decreased from $3.8 million in 2004 to $1.3 million in 2005. This decrease resulted from the increase in the rate of the six-month LIBOR, which resulted in our three long-term bank deposits ceasing to bear interest starting in May 2005. We did not receive any interest on deposits in the aggregate amount of $30 million until June 2006, and we did not receive any interest on a deposit in the amount of $10 million from June thru December 2006. Financial income further decreased from $1.3 million in 2005 to financial expenses of $0.2 million in 2006. This decrease resulted mainly from a one-time penalty in the amount of approximately $1.3 million for premature withdrawal of two of our three deposits. See also below Item 5.B Liquidity and Capital Resources - Cash Deposits.

Corporate Tax Rate

The general corporate tax rate in Israel is 34% for the 2005 tax year, 31% for the 2006 tax year and 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate is expected to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Our effective tax rate, however, was 1% in 2004, 1% in 2005 and 3% in 2006 (before taking in consideration the one-time tax expenses in 2006 resulting from the finalization of the tax assessment for tax years 2003 to 2005). We experienced the lower effective tax rates in 2004 and 2005 primarily because of tax reductions to which we are entitled under Israel's Law for Encouragement of Capital Investments, 1959. In February 2007 we finalized tax assessments for the tax years 2003 to 2005 which resulted in an additional tax expense in 2006 of approximately $1.5 million. We cannot assure you that the low effective tax rates in 2004, 2005 and 2006 will be available for us in the future. For more information about the taxes to which we are subject, see above under the caption "Overview - Taxes on Income" and below under Item 10.E "Taxation."

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained in Item 18. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2006, and we believe that the consolidated financial statements contained in Item 18 present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We consider our most significant accounting policies to be those discussed below:

Revenue Recognition We apply the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts ("SOP 97-2"), "Software Revenue Recognition" and Statement of Position 81-1 ("SOP 81-1") "Accounting for performance of construction type and certain production type contracts", as follows:

i) Sales of licenses: Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. Customization of the product, if any, is performed before delivery occurs. If collection is not considered probable, revenue is recognized when the fee is collected.

We generally do not grant a right of return on products sold to customers, distributors and resellers. In the event the right of return is granted, revenue is recognized after such right has expired.

ii) Services: The services we provide consist of implementation, training, hardware installation, maintenance, support, managed services and project management.

All services are priced on a fixed price basis and are recognized ratably over the period in which the services are provided except services which are recognized under the percentage-of-completion method as described below.

Revenues from managed services include a monthly fee for services and for right of use and are recorded as service revenues and license revenues, respectively. The monthly fee is based on number of subscribers and the agreements include a minimum monthly charge. These revenues are recognized on a monthly basis.

Products are mainly supplied with maintenance and support services for a period of one year from delivery. When revenue on sale of the products is recognized, we defer a portion of the sales price and recognize it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which we render solely maintenance and support services.

Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with SOP 81-1. We generally determine the percentage-of-completion by comparing the costs incurred to date to the estimated total costs required to complete the project. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

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

Taxes on Income.

Substantially all of our production facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Income we have derived from the Approved Enterprise is tax exempt. In the event of distribution of cash dividends from tax-exempt income, we are required to pay up to 25% tax in respect of the amount distributed. For more information about Approved Enterprises, see Item 10.E "Taxation - Law for the Encouragement of Capital Investments, 1959" and Note 9 to our financial statements contained in Item 18.

In previous years, we did not provide for deferred taxes because we intended to reinvest the amounts of all such income and not to distribute dividends from such income. Commencing 2003, we changed our policy with regard to distribution of dividends out of earnings derived from tax-exempt income.

Due to the accumulated tax losses, no additional tax liability will be incurred by the Company as a result of dividend distribution from the balance of undistributed income.

Recently Issued Accounting Pronouncements.

Recently issued accounting pronouncements are described in note 1 paragraph t to the consolidated financial statements contained in Item 18.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2006, approximately 94% of our revenues were derived from sales outside Israel, which were denominated primarily in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	(8.1)

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of the devaluation lags behind inflation in Israel.

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the U.S. dollar. This devaluation also has the effect of decreasing the U.S. dollar value of any asset, which consists of NIS or receivables payable in NIS, unless the receivables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing, the first in 1997 (with a follow-on in 1999) and the second in 2000 and our initial public offering in 2000, which raised total net proceeds in the amount of $44.3 million.

As of December 31, 2006, we had approximately $37.6 million in cash, cash equivalents and long-term marketable debentures, and our working capital was $28.9 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2004 was $7.7 million, attributable to our net income of $6.9 million and non-cash related items, net, in the amount of $0.9 million, offset by a net decrease in operating assets and liabilities items in the amount of $0.1 million. Net cash provided by operating activities in 2005 was $0.9 million, attributable to our net income of $4.1 million and non-cash related items, net, in the amount of $0.8 million, offset by a net decrease in operating assets and liabilities items in the amount of $4.0 million. Net cash provided by operating activities in 2006 was $0.6 million, attributable to our net income of $0.9 million and non-cash related items, net, in the amount of $1.6 million, offset by a net decrease in operating assets and liabilities items in the amount of $1.9 million.

Cash Deposits. Since March 2002, we have deposited most of our cash in structured, callable time deposits. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the prevailing U.S. dollar LIBOR rate. Interest is payable in respect of days during which the rate is within a certain range and no interest is payable in respect of days during which it exceeds the range. Until May 2005, we achieved relatively high interest rates of over 7% per annum. Starting in May 2005, due to the increase of the six-month LIBOR rate, the deposits did not bear interest, causing our financial income to decrease substantially starting in the third quarter of 2005. In the second quarter of 2006, we withdrew two of our three structured deposits accounts in the amount of $20 million. The financial expenses arising from the early redemption of these two deposits were $1.33 million. In the fourth quarter of 2006, the third and last structured deposit in the amount of $10 million was released with no penalty.

In December 2006 we purchased marketable debentures in the amount of $10 million for 54 months. The debentures mature in one settlement in 2011 and the issuer has a call option in December 2007. The debentures bear interest at an annual rate of 5.4% and are presented in our balance sheet among the investment and other non-current assets.

In accordance with our existing cash management policy, all our funds are currently invested in risk-free bank deposits and interest-bearing, investment grade bonds or debentures.

Net Cash Provided by/Used in Investing Activities. During 2004, 2005 and 2006, our principal investment activity was long-term bank deposits and marketable debentures. In 2005 we also used $4.2 million for the acquisition of Sentori, Inc.

Net Cash Provided by/Used in Financing Activities. In 2004. our financing activities used $2.2 million due to a cash dividend of $2.7 million, offset by $0.5 million in proceeds from the exercise of employee stock options. In 2005, our financing activities used $4.8 million due to a cash dividend of $5.1 million, offset by $0.3 million in proceeds from the exercise of employee stock options. In 2006, our financing activities used $2.9 million due to cash dividend of $3.0 million, offset by $0.1 million in proceeds from the exercise of employee stock options.

Capital Expenditures. During 2004, 2005 and 2006, the aggregate cash amounts of our capital expenditures were $1.2 million, $0.6 million and $0.4 million, respectively. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003 the Company distributed cash dividends of approximately $0.85 per share to its shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006 and $0.20 per share in 2007. For information about our dividend policy, please see Item 8 - "Financial Information-Dividend Policy."

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2006, our research and development department consisted of 182 employees out of a total of 317 employees.

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

In our experience, the most active market lately is the Next Generation Network ("NGN") market. Many service providers are moving towards networks where IP-based equipment will carry a large proportion, and in some cases all, of their traffic. These NGNs offer cost savings over traditional switched networks, as well as the potential to offer new services like VoIP. We have a strong reputation in areas such as mediation and VoIP billing, and our products are designed to work with NGN's.

Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBX's) is a trend in which we are participating. Our goal is to develop marketing and sales relationships with the vendors of IP PBX's such as Avaya, Cisco Systems and 3Com under which our enterprise software will be sold together with these vendors' systems. This requires us to develop new sales channels with the distributors of IP PBX's. This process is time consuming and requires the investment of some resources to conclude the necessary agreements and to certify and train these new channel partners.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$ 1,556,000	$ 613,000	$ 943,000	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	0	0	0	0	0
Total	$ 1,556,000	$ 613,000	$ 943,000	0	0

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:

Name	Age	Position

Monica Eisinger	49	President, Chairperson of the Board of Directors and Chief Executive Officer
Oren Bryan	32	Chief Financial Officer
Doron Segal	42	Chief Technology Officer
Sagee Aran	43	Vice President - Sales for Asia Pacific and Africa
Danny Engle	38	Vice President - Sales for North America
Tal Shain	39	Vice President - Professional Services
Rimon Ben-Shaoul	62	Director
Menahem Shalgi	57	Director
Zamir Bar-Zion	50	Director

The background of each of our directors and executive officers is as follows:

Monica Eisinger. Ms. Eisinger founded our company and has been President, Chairperson and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. degree in Computer Science and a M.Sc. degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

Oren Bryan. Mr. Bryan has served as our Chief Financial Officer since July 2006. Mr. Bryan joined MIND in November 2005 as Controller. Since January 2002 until joining MIND, Mr. Bryan worked for Dor Chemicals Ltd., a multinational public company. Prior to that Mr. Bryan was the Controller of a private software company and worked as an auditor at Ernst & Young (Israel). Mr. Bryan is a Certified Public Accountant and holds a B.A. in Economics and Accounting from Haifa University.

Doron Segal. Mr. Segal has served as our Chief Technology Officer since October 2004. Prior thereto, he worked for eight years at Comverse, at which he held a number of positions including AVP with responsibility for product requirement definition and product level design. Mr. Segal holds an M.Sc. degree in Computer Science from Bar Ilan University and a B.Sc. degree in Physics, Mathematics & Computer Science from the Hebrew University.

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

Danny Engle. Mr. Engle is VP of North American Sales for Sentori. In his role, Mr. Engle has responsibilities for Sentori's North American Sales. Mr. Engle joined Sentori in 2003 as Director of Sales, and later became Sentori's Vice President of North American Sales. Prior to joining Sentori, Mr. Engle was District Manager at Siebel Systems, a leading CRM solutions provider; Director of Sales for SOTAS, a leading provider of network efficiency maximization tools for communication service providers. Mr. Engle holds a B.S. in Business Administration from the University of Texas.

Tal Shain. Mr. Shain joined our company in June 1999 and has served as our Vice President of Professional Services since February 2006. Prior thereto, Mr. Shain served as our R&D Manager in Romania and Chief Architect. Mr. Shain holds a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology.

Rimon Ben-Shaoul. Mr. Ben-Shaoul has served as a director of our company since August 2002. Mr. Ben-Shaoul has served as the President and CEO of Polar Communications Ltd. since 2004 and between 2001 and 2004 as the Co-Chairman, President and CEO of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From 1997 to 2001 Mr. Ben-Shaoul served as the President and CEO of Clal Industries and Investments Ltd. Mr. Ben-Shaoul serves as Chairman of Cimatron Ltd. and Nipson Digital Printing Plc. and as a director of Nice Systems Ltd. and B.V.R. Technologies Ltd. and as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University.

Menahem Shalgi. Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi served at Amdocs as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993, Mr. Shalgi served as the Chief Executive Officer of WIZTEC Ltd. Prior thereto, Mr. Shalgi served at Amdocs since 1985, at which he held a number of positions. Mr. Shalgi serves on the advisory board of a private company and as a director of a privately held company. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Science from Weizmann Institute for Science.

Zamir Bar-Zion. Mr. Bar-Zion has served as an external director of our company since June 2002. Since May 2006 to the present date, Mr. Bar-Zion is serving as the Managing Director of Investment Banking at Leumi & Co. Investment House in alliance with Jefferies Broadview. Mr. Bar-Zion has also served as the Managing Director of Investment Banking at Excellence Nessuah/Piper Jaffray from May 2004 to February 2006. Mr. Bar-Zion was a Managing Director for investment banking at Nessuah Zannex & Co. from 1998 to 2001. Mr. Bar-Zion currently serves as a director of the following three companies: Attunity Ltd., Lapidot Cheletz Ltd. and as a chairperson of Lapidot Ltd. Mr. Bar-Zion holds a B.S. degree in Computer Science and Finance from the New York Institute of Technology, an M.A. degree in Finance from Pace University and has graduated from the Program of Management Development at Harvard University.

B. Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2006 was approximately $1.6 million, including approximately $123,000 that was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2006, options to purchase 208,000 ordinary shares were granted to our directors and executive officers under our option plans.

Our shareholders in a meeting held on April 7, 2005, resolved to grant each of our five directors (at that time) options to purchase 18,000 ordinary shares. The exercise price of the options is $3.82, which is equal to the per share closing price of our ordinary shares on the Nasdaq Global Market on the trading date immediately preceding the shareholders meeting approving the grant. The options will vest in three equal annual installments on February 1, 2006, 2007 and 2008 and will expire on February 8, 2012. The shareholders also approved to pay each non-executive director an annual fee of $8,000 and a participation fee of $400 per meeting, which is the same amount of fees paid to our external directors.

C. Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2007, Class II in 2008 and Class III in 2009. Monica Eisinger is a member of Class I, Rimon Ben-Shaoul is a member of Class II, and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

The initial term of an external director is three years and may be extended for one additional term of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each in certain circumstances described below. Mr. Zamir Bar-Zion was re-elected to a second term as an external director in April 2005, effective June 27, 2005. Mr. Menahem Shalgi was elected as an external director in April 2005.

Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting experience, as defined in the regulations, that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise and that Mr. Zamir Bar-Zion has such expertise.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

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

As mentioned above, the initial term of an external director is three years and may be extended for one additional term of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our board of directors confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company.

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

Under the Companies Law, the role of the audit committee is to examine flaws in the management of the company's business, in consultation with the internal auditor and the company's independent accountants, suggest remedial measures, and to approve specified related party transactions. Our audit committee consists of all our external directors and Mr. Rimon Ben-Shaoul.

The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval at least two external directors are serving as members of the audit committee and at least one of who was present at the meeting in which any approval was granted.

Under the Nasdaq rules, our audit committee assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. We have adopted an audit committee charter, which sets forth the qualifications, powers and responsibilities of our audit committee.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company's actions comply with the law and orderly business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. The accounting firm of Deloitte Touche Tohmatsu serves as our internal auditor.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

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

D. Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,

	2004	2005	2006

Approximate numbers of employees by geographic location
Israel	105	99	101
Romania	140	159	200
United States	4	23	16
China	3	3	-

Total workforce	252	284	317
Approximate numbers of employees by category of activity
General and administration	14	17	19
Research and development	154	162	182
Professional services and customer support	60	78	87
Sales and marketing	24	27	29

Total workforce	252	284	317

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

E. Share Ownership

As of June 1, 2007, Monica Eisinger owned 4,094,000, or 19.0%, of our ordinary shares. In addition, as of such date, Ms. Eisinger held options to acquire 18,000 ordinary shares at an exercise price of $3.82, which vest in equal installments on February 1, 2006, 2007 and 2008 and will expire on February 8, 2012.

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

The option plans permit the issuance of options to acquire up to 4,308,000 ordinary shares. As of June 1, 2007, options to purchase 1,114,010 ordinary shares were outstanding and options for 978,290 ordinary shares had been exercised. The options vest over three to five years, commencing on the date of grant. Generally, options not previously exercised will expire approximately seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options. On April 13, 2004, our annual general meeting resolved to extend our share option plans until December 31, 2010.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 1, 2007, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned	Percentage of Ordinary Shares(1)

Monica Eisinger	4,106,000(2)	19.0%(1)
  Based on 21,592,510 ordinary shares outstanding on June 1, 2007
  Includes 12,000 ordinary shares issuable upon the exercise of warrants that are exercisable on June 1, 2007 or within 60 days thereafter.

As of June 1, 2007, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 12,981,939 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

None.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Financial Statements

See Item 18.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Policy

According to our dividend policy adopted in 2003, we plan to distribute a cash dividend once in each calendar year in an amount equal to our net profits for the preceding calendar year, if any. The new policy commenced in 2004 with respect to our net profits for 2003. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements. There is no guarantee that we will have net profits in any given year, even if we have operating profit in that year.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares have been quoted on the Nasdaq Global Market under the symbol MNDO since August 8, 2000 and on the Tel Aviv Stock Exchange under the symbol MIND since July 11, 2002.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Nasdaq Global Market. The table contains actual prices in U.S. dollars, without adjustment for dividends paid on our ordinary shares.

Period	High	Low

Last six months:
May 2007	3.05	2.66
April 2007	3.03	2.77
March 2007	2.94	2.74
February 2007	3.02	2.62
January 2007	2.75	2.59
December 2006	2.76	2.59

Last nine quarters:
Q1 2007	3.02	2.59
Q4 2006	2.83	2.47
Q3 2006	2.66	2.37
Q2 2006	3.18	2.40
Q1 2006	3.38	2.59
Q4 2005	2.89	2.56
Q3 2005	3.13	2.67
Q2 2005	3.95	2.69
Q1 2005	5.64	3.89

Last five years:
2006	3.38	2.37
2005	5.64	2.56
2004	6.33	3.86
2003	6.34	1.24
2002	1.84	0.79

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Tel Aviv Stock Exchange. The table contains actual prices in NIS, without adjustment for dividends paid on our ordinary shares.

Period	High	Low

Last six months:
May 2007	12.24	10.72
April 2007	12.40	11.44
March 2007	12.57	11.57
February 2007	12.97	11.22
January 2007	11.57	10.76
December 2006	11.33	10.89

Last nine quarters:
Q1 2007	12.97	10.76
Q4 2006	12.27	10.74
Q3 2006	11.51	10.69
Q2 2006	14.59	10.40
Q1 2006	15.55	11.79
Q4 2005	13.23	11.66
Q3 2005	14.80	12.31
Q2 2005	17.89	12.18
Q1 2005	24.92	18.36

Last five years:
2006	15.55	10.40
2005	24.92	11.66
2004	28.54	17.03
2003	27.94	5.00
2002 (From July 11)	5.90	5.00

B. Plan Of Distribution

Not applicable

C. Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO, and on the Tel-Aviv Stock Exchange under the symbol MIND.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Associations

Objects and Purposes

We were first registered under Israeli law on April 6, 1995 as a private company, and on August 8, 2000 became a public company. Our registration number with the Israeli registrar of companies is 51-213448-7. The full details of our objects and purposes can be found in Section 2 of our Memorandum of Association filed with the Israeli registrar of companies. Among the objects and purposes stipulated are the following: "to engage in any kind of commercial and/or productive business and to engage in any action or endeavor which the company's managers consider to be beneficial to the company."

Transfer of Shares and Notices

Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, we will provide at least 21 calendar days' prior notice of any general shareholders meeting.

Election of Directors

The ordinary shares do not have cumulative voting rights in the election of directors. Thus, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders. Our board is divided into three classes of directors serving staggered three-year terms, in addition to our external directors, who are not members of any class.

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

The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company and there is no 45% or more shareholder in the company. These requirements do not apply if the acquisition (i) is made in a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offer or is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offer or and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

C. Material Contracts

None.

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect, pursuant to which currency controls can be imposed by administrative action at any time.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 31% for the 2006 tax year and 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate is expected to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. The general rate of capital gains tax in Israel to which Israeli companies are subject is 25%, for capital gains derived after January 1, 2003 other than gains deriving from the sale of listed securities (regarding the last statement, it relates only to assets that were purchased after 1.1.03. If the asset was purchased before 1.1.03, and sold after said date, the applicable tax rate will be determined according to a blended tax rates of 25% and the corporate tax rate that was in forth on the date of the sale (based on a linear calculation)). However, the effective tax rate payable by a company which derives income from an "Approved Enterprise" (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

General

The Law for Encouragement of Capital Investments, 1959, or the Investments Law, as in effect until 2005, provided that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an "Approved Enterprise". Please see discussion below regarding an amendment to the Investments Law.

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

The Company's Approved Enterprises

Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. Since our manufacturing facilities are located in an area that was designated by the State of Israel as "Development Area A" at the time of the approval of our three existing Approved Enterprises, and since we elected to receive the alternative package of benefits (involving waiver of investment grants), our income derived from each Approved Enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from each Approved Enterprise. To date, we have three Approved Enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired at the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and will expire at the end of 2009. The period of tax benefits in respect of the third approved enterprise has not yet commenced.

Dividends Taxation

When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is generally 10% to 25%, depending upon the extent of foreign investment in the Company, and to withhold at source on behalf of the recipient of the dividend an additional 15% of the amount distributed.

In March 2007, we distributed to our shareholders approximately $4.3 million. Since, at that time we had insufficient retained earnings, the dividend was distributed after obtaining an approval by an Israeli court in accordance with Section 303 of the Israeli Companies Law. According to a pre-ruling received from the Israeli Tax Authority, tax was withheld at a rate of 20%. This pre-ruling applies only to this particular dividend and not to future dividends, if any.

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

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Enterprise, as they apply to us, are determined according one of the following new tax routes:

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

The amendment changed the definition of "foreign investment" in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive from 2003.

The amendment applies to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the provisions of the amendment will not apply.

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

Industrial Companies qualify (based on tax regulations) for accelerated depreciation rates for machinery, equipment and buildings used by an Industrial Enterprise. An Industrial Company owning an Approved Enterprise, as described above, may choose between the above depreciation rates and the depreciation rates available to Approved Enterprises.

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

Capital Gains Tax on the Sale of our Ordinary Shares

General

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a taxpayer may elect the actual adjusted cost of the shares as the tax basis provided he can provide sufficient proof of such adjusted cost.

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

A non-resident of Israel who receives dividend income or that realizes capital gains derived from the sale of our ordinary shares, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Dividend Taxation

Income Taxes on Dividends Distributed by the Company to Israeli Residents

The distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 20% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company, to both individuals and corporations, is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the company when the dividend is paid of these profits - 25% tax).

In addition, If an Individual Israeli shareholder is considered a "principal shareholder" at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the dividend (not source from Approved Enterprise income) will be 25%. The withholding tax by the Company on such dividend would remain 20%.

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Approved Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 20%. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the company when the dividend is paid of these profits - 25% tax).

Generally, under the Tax Treaty Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income ("US Treaty") the maximum rate of withholding tax on dividends paid to a shareholder who is a resident of the United States (as defined in the US Treaty) will be 25%. Due to the fact that a tax rate of 25% is higher than the maximum Israeli tax rate on dividends pursuant to the 2006 Tax Reform, the maximum tax rate should be 20%. . However, when a U.S. tax resident corporation is the recipient of the dividend, the rate on a dividend out of regular (non-Approved Enterprise) profits may be reduced to 12.5% under the treaty, where the following conditions are met:

  the recipient corporation owns at least 10% of the outstanding voting rights of the Company for all of the period preceding the dividend during the Company's current and prior taxable year; and
  generally not more than 25% of the gross income of the paying corporation for its prior tax year consists of certain interest and dividend income.

Otherwise, the usual rates apply.

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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the Asset Test. However, the legislative history of the U.S. Taxpayer Relief Act of 1997, referred to as the 1997 Act, indicates that for purposes of the Asset Test, "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities". It is unclear under current interpretations of the 1997 Act whether other approaches could be employed to determine the value of our assets. Based on application of the approach of the 1997 Act, there is a reasonable likelihood that we may not be deemed a PFIC starting 2003. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

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

A U.S. holder must make a QEF election by completing Form 8621 and attaching it to their U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. We will provide to each shareholder, upon request, the tax information required to make a QEF election and to make subsequent annual filings

As an alternative to a QEF election, a U.S. holder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of his ordinary shares and the adjusted tax basis of his ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares.

The implementation of many aspects of the Code's PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.

Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC for each year and the eligibility, manner and advisability of making a QEF election or a mark-to-market election, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to a U.S. holder.

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

You may request a copy of our SEC filings, at no cost, by e-mailing to investor@mindcti.com and upon said request copies will be sent by e-mail. A copy of each report submitted in accordance with applicable U.S. law is available for review at our principal executive offices.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in the value of our financial instruments as a result of fluctuations in foreign currency exchange rates.

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2006.

Currency	Current Monetary Assets (Liabilities) - net

(In US $ thousands)
NIS	(1,192)
Euro	2,962
Romanian Ron	(232)
Other non-dollar currencies	113

1,651

Our annual expenses paid in NIS are approximately $7 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $70,000 for the year ended December 31, 2007.

During the last quarter of 2004, we deposited an amount of $30 million with several banks for periods between seven and ten years. The arrangements with the banks are described above in Item 5.B.

As of December 31, 2006, we did not hold any instruments that are subject to risk arising from changes in equity prices. Also, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2006, all proceeds have been invested in bank deposits.

Item 15. Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

In addition, there were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has designated Mr. Zamir Bar-Zion as our "audit committee financial expert" as defined by the SEC rules.

Item 16B. Code of Ethics

In April 2004, our board of directors adopted our Code of Ethics, a code that applies to all of our directors and employees.

Item 16C. Principal Accountant Fees and Services

In the annual meeting held in June 2006, our shareholders re-appointed Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2005	2006

Audit Fees	$ 55,000	$ 55,000
Audit-Related Fees	0	0
Tax Fees	5,000	5,000
All Other Fees	0	0

Total	$ 60,000	$ 60,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our consolidated financial statements and related auditors' report for the year ended December 31, 2006 are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2007.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1*	Memorandum of Association, as amended
1.2***	Articles of Association, as amended
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
8***	List of Subsidiaries
10.1	Consent of Kesselman & Kesselman
11**	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference to MIND C.T.I. Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (Commission file number 000-31215).
**	Incorporated by reference to MIND C.T.I. Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (Commission file number 000-31215).
***	Incorporated by reference to MIND C.T.I. Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (Commission file number 000-31215).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD. /s/ Monica Eisinger =================== By: Monica Eisinger Title: President & CEO Date: 06/27/07

EXHIBIT 10.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statements on Form S-8 (Registration No. 333-117054; No. 333-100804 and No. 333-54632) of our report dated June 6, 2007 relating to the 2006 consolidated financial statements of MIND C.T.I. Ltd., which are incorporated by reference in this Form 20-F.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel	Kesselman & Kesselman
June 27, 2007	Certified Public Accountants (Isr.)

EXHIBIT 12.1
Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act

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
    [Paragraph omitted pursuant to SEC Release Nos. 33-8618 and 34-52492]
    evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
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
Date: June 27, 2007	/s/ Monica Eisinger ================================== Monica Eisinger President and Chief Executive Officer (Principal Executive Officer)

Exhibit 12.2

Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act

I, Oren Bryan, Chief Financial Officer of MIND C.T.I. Ltd., certify that:

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
    [Paragraph omitted pursuant to SEC Release Nos. 33-8618 and 34-52492]
    evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
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
Date: June 27, 2007	/s/ Oren Bryan ================================== Oren Bryan Chief Financial Officer (Principal Financial Officer)

Exhibit 13.1

Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2006 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Monica Eisinger, President and Chief Executive Officer of the Company, certify that:

  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 27, 2007

/s/ Monica Eisinger
Monica Eisinger
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 13.2

Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2006 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Oren Bryan, Chief Financial Officer of the Company, certify that:

  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 27, 2007

/s/ Oren Bryan
Oren Bryan
Chief Financial Officer
(Principal Financial Officer)