Form 20-F/A
period 2006-12-31
MIND CTI LTD
filed 2007-12-06
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
[   ] Yes [X] No

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F/A to reflect a restatement of our consolidated financial statements to correct an error in the balance sheet as of December 31, 2006 and in the statement of cash flows for the year ended December 31, 2006. The error relates to the classification of short-term investments in the amount of $22.8 million relating to auction rate securities. Auction rate securities are long-term bonds that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors either to roll over their holdings, whereby they will continue to own their respective securities, or liquidate their holding by selling such securities at par. Given the liquid nature of such securities, they had previously been classified as cash equivalents on both the balance sheets and in the statements of cash flows. However, given that such auction rate securities have long-term stated maturities and that the issuers of such auction rate securities are under no obligation to redeem them prior to their stated maturities, the Company has determined that its investments in such securities, consisting of $22.8 million as of December 31, 2006, should have been classified as short-term investments, rather than as cash equivalents.

This error has no impact on previously reported results of operations, cash flow from operating activities, total current assets, total assets or shareholders' equity.

In addition to the restated consolidated financial statements, which begin on page F-1 hereof, we have also revised Items 3, 5, 11, 15, 18 and 19, in order to reflect the effects of this restatement. Except with respect to these matters, this amended report does not reflect events occurring after the filing of the original Form 20-F on June 27, 2007. The filing of this Form 20-F/A shall not be deemed an admission that the original Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Unless the context requires otherwise, "MIND", the "Company", "us", "we" and "our" refer to MIND C.T.I. Ltd. and its subsidiaries.

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

	Years ended December 31,

	2002	2003	2004	2005	2006

	(In US $ thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues:
Sales of licenses	$ 6,535	$ 8,105	$ 11,699	$ 7,420	$ 8,467
Services	3,473	4,831	6,107	8,181	11,593

Total revenues	10,008	12,936	17,806	15,601	20,060
Cost of revenues	2,479	3,208	4,394	4,015	5,675

Gross profit	7,529	9,728	13,412	11,586	14,385
Research and development expenses	3,723	3,319	3,833	5,086	6,118
Selling, general and administrative expenses:
Selling and marketing expenses	4,154	4,065	4,517	2,148	3,628
General and administrative expenses	1,279	1,115	1,857	1,507	2,135

Operating income (loss)	(1,627)	1,229	3,205	2,845	2,504
Financial income (expenses) - net	2,078	2,573	3,834	1,260	(222)

Income before taxes on income	451	3,802	7,039	4,105	2,282
Taxes on income	117	169	162	43	1,373

Net income	$ 334	$ 3,633	$ 6,877	$ 4,062	$ 909

Earnings per ordinary share
Basic	$ 0.02	$ 0.18	$ 0.33	$ 0.19	$ 0.04

Diluted	$ 0.02	$ 0.17	$ 0.32	$ 0.19	$ 0.04

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:
Basic	20,677	20,732	21,089	21,431	21,515

Diluted	20,761	21,143	21,468	21,619	21,546

	As of December 31,

	2002	2003	2004	2005	2006

	(In US $ thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 11,312	$ 4,391	$ 18,687	$ 10,174	$ 4,771
Working capital	11,334	4,006	18,866	9,471	28,926
Total assets	47,967	49,979	55,716	55,652	53,791
Share capital and additional paid-in capital	61,142	58,567	59,130	59,452	59,601
Total shareholders' equity	44,482	45,540	50,244	49,485	47,859

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

We might lose money from our investments.

We invest most of our cash in a variety of financial instruments, including auction rate securities. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of such investment. In addition, to the extent there is a general downturn in the credit markets, the liquidity of our investments may be adversely affected and we may lose money. This could materially harm our financial condition. For information on the types of our investments as of December 31, 2006, see Item 5.B - "Liquidity and Capital Resources" and Item 11 - "Quantitative and Qualitative Disclosures About Market Risk."

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

As of December 31, 2006, we had approximately $37.6 million in cash, cash equivalents, short-term investments and long-term marketable debentures, and our working capital was $28.9 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

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

At December 31, 2006, we had investments in auction rate securities in the amount of $22.8 million, bearing interest at an annual rate of 5.34% and presented in our balance sheet as current assets.

In accordance with our existing cash management policy, all our funds are currently invested in risk-free bank deposits and interest-bearing, investment grade bonds or debentures.

Net Cash Provided by/Used in Investing Activities. During 2004, 2005 and 2006, our principal investment activity was long-term bank deposits, short-term investments and marketable debentures. In 2005 we also used $4.2 million for the acquisition of Sentori, Inc.

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

At December 31, 2006, we held investments in auction rate securities in the amount of $22.8 million. Auction rate securities are long-term bonds that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. Although auction rate securities are readily marketable, if an auction were to fail due to adverse conditions in the credit markets or otherwise, we may not be able to sell these securities on the planned reset date, which would lengthen our holding period.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2006, we held marketable securities of approximately $32.8 million, of which $22.8 million were invested in auction rate securities, which are classified as available-for-sale securities and presented in the balance sheet as short-term investments, and $10.0 million were invested in held-to-maturity marketable debentures, which are presented in the balance sheet as investments and other non-current assets (see also note 11(c) to our consolidated financial statements under Item 18). These equity investments are exposed to equity price risk, described as the potential loss in market value due to a decline in equity prices. The potential loss in fair value resulting from a 10% adverse change in equity prices would be approximately $3.3 million.

As of December 31, 2006, we did not hold any derivative financial instruments for either trading or non-trading purposes.

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

In 2007, subsequent to the filing of our initial annual report on Form 20-F for the year ended December 31, 2006, we determined that we were required to restate our previously issued financial statements to correct an error in the balance sheet as of December 31, 2006 and in the statement of cash flows for the year ended December 31, 2006 relating to the classification of short-term investments in auction rate securities. In connection with the restatement, management determined that a material weakness in internal control over financial reporting existed as of December 31, 2006 because at that time we did not have effective controls designed and in place to ensure that our investments were classified in accordance with generally accepted accounting principles. In order to address that failure, we have enhanced our controls to include a review of all our investment instruments for proper classification.

PART III

Item 18. Financial Statements

Our consolidated financial statements and related auditors' report are filed as part of this Annual Report (pages F-1 to F-34).

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

MIND CTI LTD. /s/ Monica Eisinger =================== By: Monica Eisinger Title: President & CEO Date: December 6, 2007

EXHIBIT 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 of MIND C.T.I. Ltd. (Registration No. 333-117054; No. 333-100804 and No. 333-54632) of our report dated June 6, 2007 except for the restatement described in note 1a(3), as to which the date is December 6, 2007, relating to the 2006 consolidated financial statements of MIND C.T.I. Ltd., which are included in this Amendment No. 1 to Annual Report on Form 20-F/A.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel	Kesselman & Kesselman
December 6, 2007	Certified Public Accountants (Isr.)

EXHIBIT 12.1

Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act

I, Monica Eisinger, President and Chief Executive Officer of MIND C.T.I. Ltd., certify that:

  I have reviewed this Amendment No. 1 to annual report on Form 20-F of MIND C.T.I. Ltd.;
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
Date: December 6, 2007	/s/ Monica Eisinger ================================== Monica Eisinger President and Chief Executive Officer (Principal Executive Officer)

Exhibit 12.2

Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act

I, Oren Bryan, Chief Financial Officer of MIND C.T.I. Ltd., certify that:

  I have reviewed this Amendment No. 1 to annual report on Form 20-F of MIND C.T.I. Ltd.;
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
Date: December 6, 2007	/s/ Oren Bryan ================================== Oren Bryan Chief Financial Officer (Principal Financial Officer)

Exhibit 13.1

Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

In connection with the Amendment No. 1 to annual report on Form 20-F for the fiscal year ended December 31, 2006 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Monica Eisinger, President and Chief Executive Officer of the Company, certify that:

  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 6, 2007

/s/ Monica Eisinger
Monica Eisinger
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 13.2

Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

In connection with the Amendment No. 1 to annual report on Form 20-F for the fiscal year ended December 31, 2006 of MIND C.T.I. Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Oren Bryan, Chief Financial Officer of the Company, certify that:

  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 6, 2007

/s/ Oren Bryan
Oren Bryan
Chief Financial Officer
(Principal Financial Officer)

MIND C.T.I. LTD.

(An Israeli Corporation)

2006 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

MIND C.T.I. LTD.

We have audited the consolidated balance sheets of Mind C.T.I. Ltd. (the "Company") and its subsidiaries as of December 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1a(3) to the consolidated financial statements, the consolidated balance sheet as of December 31, 2006 and the consolidated statement of cash flows for the year ended December 31, 2006 have been restated.

As discussed in note 1n to the consolidated financial statements, effective January 1, 2006 the Company changed its method of accounting for share-based payments to conform with FASB statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment".

Tel-Aviv, Israel	Kesselman & Kesselman
June 6, 2007 except for note 1a(3), as to which the date is December 6, 2007	Certified Public Accountants (Isr.)

MIND CTI Ltd.

CONSOLIDATED BALANCE SHEETS

	December 31

	2006	2005

	U.S. $ in thousands

	As restated

A s s e t s
CURRENT ASSETS (note 10):
Cash and cash equivalents (note 11a)	*$ 4,771	$ 10,174
Short-term investments (note 11c)	* 22,800
Accounts receivable (note 11b):
Trade	5,385	3,389
Other	231	731
Deferred income taxes (note 9e)	154	8
Inventories	35	30

T o t a l current assets	33,376	14,332

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable debentures (note 11c)	10,000
Long term bank deposits (note 4a)		30,000
Other (note 4b)	1,003	737
PROPERTY AND EQUIPMENT, net of accumulated depreciation (note 3)	1,558	1,957
INTANGIBLE ASSETS, net of accumulated amortization (note 5)	888	1,660
GOODWILL (note 2)	6,966	6,966

T o t a l assets	$ 53,791	$ 55,652

Liabilities and shareholders` equity
CURRENT LIABILITIES (note 10):
Accounts payable and accruals:
Trade	$ 464	$ 686
Other (note 11d)	2,509	1,741
Deferred revenues (note 1k)	1,236	1,644
Advances from customers	241	790

T o t a l current liabilities	4,450	4,861

EMPLOYEE RIGHTS UPON RETIREMENT (note 6)	1,482	1,306

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

T o t a l liabilities	5,932	6,167

SHAREHOLDERS` EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par value (authorized as of December 31, 2006 and 2005 - 88,000,000 shares; issued and outstanding: December 31, 2006 - 21,547,019 shares; December 31, 2005 - 21,462,980 shares;)	54	53
Additional paid-in capital	59,547	59,399
Capital surplus	325
Accumulated deficit	(12,067)	(9,967)

T o t a l shareholders` equity	47,859	49,485

T o t a l liabilities and shareholders` equity	$ 53,791	$ 55,652

_____________________	) Chairperson of the Board of Directors,
Monica Eisinger	) President and Chief Executive Officer

_____________________	)
Zamir Bar-Zion	) Director
*	$22,800 thousand of cash and cash equivalents has been reclassified as short-term investments due to the correction of an error in the classification of Auction Rate Securities (see note 1a(3)).

The accompanying notes are an integral part of the financial statements.

MIND CTI Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2006	2005	2004

	U.S. $ in thousands (except per share data)

REVENUES (note 12a):
Sales of licenses	$ 8,467	$ 7,420	$ 11,699
Services	11,593	8,181	6,107

	20,060	15,601	17,806
COST OF REVENUES	5,675	4,015	4,394

GROSS PROFIT	14,385	11,586	13,412
RESEARCH AND DEVELOPMENT EXPENSES (note 12b)	6,118	5,086	3,833
SELLING AND MARKETING EXPENSES	3,628	2,148	4,517
GENERAL AND ADMINISTRATIVE EXPENSES (note 12d)	2,135	1,507	1,857

OPERATING INCOME	2,504	2,845	3,205
FINANCIAL INCOME (EXPENSES) - net (note 12e)	(222)	1,260	3,834

INCOME BEFORE TAXES ON INCOME	2,282	4,105	7,039
TAXES ON INCOME (note 9)	1,373	43	162

NET INCOME FOR THE YEAR	$ 909	$ 4,062	$ 6,877

EARNINGS PER ORDINARY SHARE (note 12f):
Basic	$ 0.04	$ 0.19	$ 0.33

Diluted	$ 0.04	$ 0.19	$ 0.32

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS (note 12f):
Basic	21,515	21,431	21,089

Diluted	21,546	21,619	21,468

The accompanying notes are an integral part of the financial statements.

MIND CTI Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Capital Surplus	Accumulated deficit	Total

	Number of shares	Amount

	In thousands	U.S. $ in thousands

BALANCE AT JANUARY 1, 2004	20,997	$ 53	$ 58,514		$ (13,027)	$ 45,540
CHANGES DURING 2004:
Net income					6,877	6,877
Dividend paid					(2,736)	(2,736)
Employee stock options exercised	284	*	563			563

BALANCE AT DECEMBER 31, 2004	21,281	53	59,077		(8,886)	50,244
CHANGES DURING 2005:
Net income					4,062	4,062
Dividend paid					(5,143)	(5,143)
Employee stock options exercised	182	*	322			322

BALANCE AT DECEMBER 31, 2005	21,463	53	59,399		(9,967)	49,485
CHANGES DURING 2006:
Net income					909	909
Dividend paid					(3,009)	(3,009)
Employee share based compensation expenses				325		325
Employee stock options exercised	84	1	148			149

BALANCE AT DECEMBER 31, 2006	21,547	$ 54	$ 59,547	$ 325	$ (12,067)	$ 47,859

* Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

MIND CTI Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31

	2006	2005	2004

	U.S. $ in thousands

	As restated

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 909	$ 4,062	$ 6,877
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,391	987	680
Deferred income taxes, net	(293)
Accrued severance pay	176	(151)	202
Capital gain on sale of property and equipment - net	(3)	(38)	(7)
Employees share based compensation	325
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,996)	196	(1,237)
Interest accrued on long-term bank deposits and marketable debentures	(37)	242	240
Other	537	48	93
Increase in inventories	(5)	(12)	(7)
Increase (decrease) in accounts payable and accruals:
Trade	(222)	(697)	(252)
Other	768	(1,510)	1,008
Increase (decrease) in deferred revenues	(408)	(799)	73
Decrease in advances from customers	(549)	(1,467)

Net cash provided by operating activities	593	861	7,670

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	*(200,550)
Withdrawal of short-term investments	*177,750
Purchase of property and equipment	(379)	(589)	(1,226)
Acquisition of a subsidiary, net of cash aquired		(a)(4,233)
Amounts funded in respect of accrued severance pay	(119)	94	(120)
Investment in long-term bank deposits, see note 4a		(10,000)	(40,000)
Acquisition of marketable debentures held-to-maturity	(10,000)
Withdrawal of long-term bank deposits, see note 4a	30,000	10,000	50,000
Proceeds from sale of property and equipment	162	175	145

Net cash provided by (used in) investing activities	*(3,136)	(4,553)	8,799

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	149	322	563
Dividend paid	(3,009)	(5,143)	(2,736)

Net cash used in financing activities	(2,860)	(4,821)	(2,173)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	*(5,403)	(8,513)	14,296
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,174	18,687	4,391

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,771	$ 10,174	$ 18,687

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES -cash paid during the year for income tax	$ 39	$ 20	$ 12

*

Net cash used in investing activities has been increased by $22,800 thousand due to the correction of an error in classification of short term investments in the year 2006 relating to Auction Rate Securities (see note 1a(3)).

MIND CTI Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2005

U.S. $ in thousands

(a) Acquisition of subsidiary:
Assets and liabilities of the subsidiary upon acquisition:
Working capital (excluding cash and cash equivalents)	$ (4,881)
Property and equipment	277
Intangible assets	1,871
Goodwill	6,966

Cash paid - net	$ 4,233

MIND CTI Ltd.

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

    The Company has wholly-owned subsidiaries in the United States and Romania.

    Accounting principles

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America.

    Restatement

    These consolidated financial statements have been amended to correct an error in the balance sheet as of December 31, 2006 and in the statement of cash flows for the year ended December 31, 2006. The error relates to the classification of short-term investments in the amount of $22,800 thousand relating to Auction Rate Securities, as follows:

    Auction Rate Securities are long-term bonds that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors either to roll over their holdings, whereby they will continue to own their respective securities, or liquidate their holding by selling such securities at par. Given the liquid nature of such securities, they had previously been classified as cash equivalents on both the balance sheets and in the statements of cash flows. However, given that such Auction Rate Securities have long-term stated maturities and that the issuers of such Auction Rate Securities are under no obligation to redeem them prior to their stated maturities, the Company has determined that its investments in such securities, consisting of $22.8 million as of December 31, 2006, should have been classified as short-term investments, rather than as cash equivalents (see also note 11(c)2)

    This error has no impact on previously reported results of operations, cash flow from operating activities, total current assets, total assets or shareholders' equity.

    The following reflect the adjustment to the balance sheet as of December 31, 2006 and the cash flow statement for the year ended that date:

	As reported	Correction	As restated

	U.S. $ in thousands

Balance sheet:
Cash and cash equivalents	27,571	(22,800)	4,771
Short term investments	-	22,800	22,800

	27,571	-	27,571

Cash flow statement:
Cash flows from operating activities	593	-	593
Cash flows provided by (used in) investing activities	19,664	(22,800)	(3,136)
Cash flows used in financing activities	(2,860)	-	(2,860)

Net increase (decrease) in cash and cash equivalents	17,397	(22,800)	(5,403)

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

    Functional currency

    The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"). Most of the Company's revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, most marketing and service costs are incurred outside Israel, primarily in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

    Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are re-measured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

  Principles of consolidation

    The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

    Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

  Cash equivalents

  The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

  Inventories

  Inventories are valued at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

  Marketable securities

  The Company accounts for its investment in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

  Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

  Investments in Auction Rate Securities are classified as Available-For-Sale.

  Marketable debentures are classified as held-to-maturity when the Company has the positive intent and ability to hold the debentures to maturity and are stated at amortized cost.

  The amortized cost of held-to-maturity debentures is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statements of operations as financial income or expenses, as appropriate. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of operations.

  Property and equipment

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

  Intangible assets

  These assets represent technology, backlog and customer relationship acquired (see note 5) and are stated at cost and amortized as follows:
  Technology and customer relationship are amortized by the straight-line method over an estimated period of useful lives (Technology - 3-5 years, Customer relationship - 5 years).
  Backlog is amortized according to the revenue recognition.

  Goodwill

  Goodwill reflects the excess of the purchase price of subsidiary acquired over the fair value of net assets acquired. As from January 1, 2002, pursuant to FAS 142, "Goodwill and Other Intangible Assets", goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2006, the Company has determined that there is no impairment with respect to the goodwill.

  The Company performs annual testing for impairment of the goodwill acquired in August 2005 during the third quarter of each year.

  Impairment of long-lived assets and definite life intangible assets

  Long-lived assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of these assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

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

    The Company may incur additional tax liability in the event of inter-company dividend distribution by non-Israeli subsidiaries. Such additional tax liability has not been provided for in these financial statements, as the Company does not expect these companies to distribute dividends in the foreseeable future.

    Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, and not to realize them.

  Revenue recognition

  The Company's revenues consist of revenues generated from sales of billing and customer care software products to service providers and call management software to enterprises, as well as revenues generated from integration and implementation services provided in connection with software products, maintenance services consisting of "when-and-if-available" software product upgrades and enhancements and customer telephone support and training.

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
    The Company generally does not grant a right of return on products sold to customers, distributors and resellers. In the event the right of return is granted, revenue is recognized after such right has expired.

    Services

    The services the Company provides consist of implementation, training, hardware installation, maintenance, support, managed services and project management.
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

    Products are mainly supplied with maintenance and support services for a period of one year from delivery. When revenue on sale of the products is recognized, the Company defers a portion of the sales price and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders solely maintenance and support services.

  Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with SOP 81-1. The Company generally determines the percentage-of-completion by comparing the costs incurred to date to the estimated total costs required to complete the project. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

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

  Share based payment

  Prior to January 1, 2006, the company accounted for employees' share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 - "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with Statement of Financial Accounting Standards No. 123 - "Accounting for Stock-Based Compensation" ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the company disclosed pro forma information, assuming the company had accounted for employees' share-based payments using the fair value-based method defined in FAS 123.

  Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment" ("FAS 123(R)"). FAS 123(R) supersedes APB 25 and related interpretations and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("FAS 95"). FAS 123(R) requires awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The company estimated forfeitures based on historical experience and anticipated future conditions.

  In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

  The company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award.

  The company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

  In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards". The company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to FAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based payment, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123(R).

  Share-based employee compensation cost for the years ended December 31, 2005 and 2004 was determined using the intrinsic value method. The following table provides pro forma financial information as if Share-based employee compensation cost had been computed under FAS 123:

Year ended December 31

	2005	2004

U.S. $ in thousands (except per share data)

Net income, as reported	$ 4,062	$ 6,877
Deduct - share-based employee compensation costs for all awards determined under fair value method	(252)	(470)

Pro forma net income	$ 3,810	$ 6,407

Net income per share:
Basic - as reported	$ 0.19	$ 0.33

Diluted - as reported	$ 0.19	$ 0.32

Basic and diluted - pro forma	$ 0.18	$ 0.30

  Advertising expenses

  These expenses are charged to income as incurred. Advertising expenses totaled $ 24,000, $ 37,000 and $ 55,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

  Comprehensive income

  The Company has no comprehensive income components other than net income.

  Earnings per share

  Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

  Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

  Linkage basis

  Balances the linkage arrangements in respect of which stipulate linkage to the last index published prior to date of payment are stated on the basis of the last index published prior to balance sheet date (the index for November).

  Reclassifications

  Certain comparative figures have been reclassified to conform to the current year presentation.

  Newly issued and recently adopted accounting pronouncements:

    In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007, for the Company). The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this Interpretation. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation. The Company is of the opinion that the adoption of FIN 48 is not expected to have a material effect on the Company's financial statements.
    In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The company adopted SAB 108 in these financial statements and accordingly, follows SAB 108 requirements when quantifying financial statement misstatements. The adoption of SAB No.108 did not result in corrections of the company's financial statements.
    In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of the provisions of FAS 157 on its financial position and results of operations.
    In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies," if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for the Company). The Company's current policy is to recognize revenue net of Value Added Tax. Accordingly, the Company does not expect that the adoption of EITF 06-03 will have a material effect on its financial position and results of operations.

    In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("FAS 155"). This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), with changes in fair value of such hybrid financial instrument recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FAS 133.FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Company). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. The company is currently evaluating the impact of this statement, if any, on the Company's financial statements or its results of operation.

NOTE 2 - CERTAIN TRANSACTIONS:

  Acquisition of Sentori, Inc.

  On August 8, 2005, the Company acquired 100% of the shares conferring ownership and control in Sentori, Inc ("Sentori") for an aggregate consideration of $ 4,426 thousands in cash. Sentori provides billing and customer care software solutions mainly to mobile carriers and Mobile Virtual Network Operators ( "MVNO"). Sentori was founded in 1994, and is based in the Washington, DC metro area. The main purpose of the acquisition was to facilitate the Company in penetrating the US market.

  The acquisition was accounted for using the purchase method under FAS 141 ("Business Combinations"). Based upon an appraisal, performed by management with the assistance of independent appraisers, the purchase price was allocated to those assets acquired and liabilities assumed based on the estimated fair value of those assets and liabilities as of August 8, 2005 ("Acquisition date"). Identifiable intangible assets consist of acquired technology in the amount of $ 671,000, customer relationship in the amount of $ 682,000 and backlog in the amount of $ 518,000. Goodwill of $ 6,966 thousands represents the excess of the purchase price over the fair-value of the net tangible and identifiable assets acquired. The financial statements of Sentori have been consolidated for the first time in 2005. The consolidated statement of operations for the year 2005 includes the results of the operations of Sentori for the period from the acquisition date to December 31, 2005.

  The following table summarizes the fair value of the assets acquired and liabilities assumed with reference to the acquisition of Sentori:

U.S. $ in thousands

Current assets	$ 374
Property and equipment	277
Identifiable Intangible assets	1,871
Goodwill	6,966
Current liabilities	(5,062)

$ 4,426

  Technology and customer relationship are amortized by the straight-line method over an estimated period of useful lives (Technology- 3 years, Customer relationship- 5 years). Backlog is amortized according to the revenue recognition.

  Amortization of Identifiable Intangible assets acquired from the acquisition amounted to:

	Year ended December 31, 2006	Period from acquisition date to December 31, 2005

	U.S. $ in thousands

Technology	$ 224	$ 89
Customer Relationship	136	54
Backlog	362	118

	$ 722	$ 261

  Hereafter are certain unaudited pro forma combined statement of income data for the years ended December 31, 2005 and 2004, as if the acquisition of Sentori occurred on January 1, 2005 and 2004, respectively, after giving effect to the purchase accounting adjustments, including amortization of identifiable intangible assets. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessarily indicative of future results.

Year ended December 31
	2005	2004

U.S. $ in thousands (except per share data)

(Unaudited)

Revenues	$ 19,619	$ 25,773

Net income	$ 3,201	$ 3,331

Net income per share - basic and diluted	$ 0.15	$ 0.16

  In March 2001, the Company acquired from Veramark Technologies Inc. all of the rights for the VeraBill product line, for one million dollars in cash. VeraBill is a mediating, provisioning and billing solution for wireline and wireless tier 3 carriers.
  The acquisition was accounted for under the purchase method and the purchase price was allocated to technology and customer base and fully amortized until the first quarter of 2006.

NOTE 3 - PROPERTY AND EQUIPMENT:

  Composition of assets, grouped by major classification, is as follows:
	December 31

	2006	2005

	U.S. $ in thousands

Computers and electronic equipment	$ 3,149	$ 2,950
Land	251	251
Office furniture and equipment	480	484
Vehicles	1,062	1,180
Leasehold improvements	1	1

	4,943	4,866
Less - accumulated depreciation and amortization	3,385	2,909

	$ 1,558	$ 1,957

  Depreciation and amortization expenses totaled $ 619,000, $ 526,000 and $ 480,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 4 - OTHER NON CURRENT ASSETS:

  Long-term bank deposits

  The long-term bank deposits as of December 31, 2005, in the amount of $ 30 million, were deposited in the last quarter of 2004, with several banks for periods between seven and ten years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the six months LIBOR.

  Until May 2005, the deposits bore interest rates of over 7% per annum. Since May 2005, due to the increase of the six-month LIBOR rate, the deposits did not bear interest. In the second quarter of 2006, the Company withdrew two of its three deposits in the amount of $20 million. The financial expenses arising from the early redemption of these two deposits were $1.33 million. In the fourth quarter of 2006 the third and last long-term deposit in the amount of $10 million was released with no penalty. Since December 2006, all the Company's funds are invested in risk-free bank deposits and investment grade bonds or debentures bearing interest.

  Composed as follows:
	December 31

	2006	2005

	U.S. $ in thousands

Amounts funded with severance pay funds and by insurance policies in respect of liability for employee rights upon retirement, see note 6	$ 820	$ 701
Deferred income taxes, see note 9e	147
Other assets	36	36

	$ 1,003	$ 737

NOTE 5 - INTANGIBLE ASSETS:

Composed as follows:

	December 31, 2006		December 31, 2005		December 31

	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Depreciated balance

					2006	2005

	U.S. $ in thousands

Customer relationship	$ 682	$ 190	$ 682	$ 54	$ 492	$ 628
Technology	1,671	1,313	1,671	1,039	358	632
Backlog	518	480	518	118	38	400

	$ 2,871	$ 1,983	$ 2,871	$ 1,211	$ 888	$ 1,660

Amortization expenses totaled $ 772,000, $ 461,000 and $ 200,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2006:

U.S. $ in thousands

Year ended December 31:
2007	$ 398
2008	271
2009	137
2010	82

$ 888

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT:

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

  The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31

	2006	2005

	U.S. $ in thousands

Accrued severance pay	$ 1,482	$ 1,306
L e s s - amounts funded (presented in "other assets")	(820)	(701)

Unfunded balance	$ 662	$ 605

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

  The severance pay expenses were $ 344,000, $ 250,000 and $ 337,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

  The earnings on the amounts funded were $ 1,000, $ 2,000 and $ 4,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

  The Company expects to pay the following future benefits to its employees upon their normal retirement age:

U.S. $ in thousands

2007	-,-

2008	-,-

2009	5

2010	-,-

2011	-,-

2012-2016	41

  The above amounts were determined based on the employees' current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

  Lease commitments

  The Company and its subsidiaries entered into premises lease agreements that will expire between 2007 and 2009.

  The rental payments for the premises in the United States, which constitute most of the above amounts, are payable in dollars.

  Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2006, are as follows:

U.S. $ in thousands

Years ending December 31:
2007	$ 613
2008	547
2009	396

$ 1,556

  Rental expense totaled $ 708,000, $ 464,000 and $ 350,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

  Contingent liabilities:

    On July 18, 2006 a claim was filed by a former employee ("the employee") against a subsidiary in respect of amounts allegedly due to the employee for wrongful dismissal, outstanding commission and counsel fees. In respect of this claim, a provision of $100,000 is included in the accounts. In 2007, the Company and the employee reached a settlement agreement. The settlement reached was not significantly different from the abovementioned provision .

    The Company may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company's products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company's obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

NOTE 8 - SHAREHOLDERS' EQUITY:

  Share capital:

  The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol MNDO and on the Tel-Aviv Stock Exchange.

  Dividend:

  In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. See also note 9a.

  The Company paid dividend to its shareholders out of statutory retained earnings in the amounts of $3 million, $ 5.1 million and $ 2.7 million during 2006, 2005 and 2004, respectively.

  Dividends paid per share in the years ended December 31, 2006, 2005 and 2004 were $0.14, $0.24 and $ 0.13, respectively.

  Stock option plans:

    In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 and in 2003 (the "1998 Plan"). During 2004, the Board of Directors approved an employee stock option plan (the "2000 Plan"). Under the 1998 Plan (as amended in 2000 and in 2003) and the 2000 plan, options for up to 4,308,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

    Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

    The Board of Directors determines the exercise price and the vesting period of the options granted.
    The options vest over three to five years.
    Options not exercised will expire approximately 7 years after they are granted.

    The compensation cost charged against income for all of the Company's equity remuneration plans during 2006 was approximately $325,000, without any reduction in income taxes.

    As a result of a change made to Section 102 of the Israeli Income Tax Ordinance as part of the Israeli tax reform of 2003, and pursuant to an election made by the Company thereunder, employees will be subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards made after December 31, 2002. However, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as it had previously been entitled to do under Section 102.

    The following is a summary of the status of the 1998 Plan and 2000 plan as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates:

		Years ended December 31

	2006		2005		2004

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	1,954,740	$ 4.05	1,815,280	$ 4.29	1,658,100	$ 3.85
Changes during year:
Granted(a)(b)	380,400	3.09	736,000	3.08	524,000	4.41
Exercised	(84,039)	1.77	(181,500)	1.77	(284,160)	1.99
Forfeited	(627,900)	3.44	(415,040)	4.60	(82,660)	4.11
Expired	(393,100)	6.62	-	-	-	-

Options outstanding at end of year	1,230,101	$ 3.41	1,954,740	$ 4.05	1,815,280	$ 4.29

Options exercisable at end of year	441,101	$ 3.46	764,480	$ 4.87	1,243,280	$ 4.24

Weighted average grant date fair value of options granted during the year (c)		$ 1.19		$ 0.84		$ 0.53

(a) Including options granted to:
The Company's Chairperson of the Board of Directors, President and Chief Executive Officer			18,000	$ 3.82	60,000	$ 4.48

Other directors			72,000	$ 3.82

    As of December 31, 2006, 2005 and 2004 there were approximately $510,000, $496,000 and $296,000 of total unrecognized compensation cost related to nonvested share-based compensation awards granted under the stock option plan, respectively. The cost is expected to be recognized over a weighted average period of 1.29, 1.18 and 1.18 years, respectively.

    The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 were approximately $107,000, $539,000 and $858,000, respectively.

    (b) During the years 2006, 2005 and 2004, all options were granted with an exercise price equal to the market price of the Company's stock at date of grant.

    (c) The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31

	2006	2005	2004

Dividend yield	5%	28%	36%

Expected volatility*	59%	34%	28%

Risk-free interest rate	4.7%	4%	2%

Expected average lives - in years**	4.75	3.52	2.50

*	Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.
**	The expected term is the length of time until the expected date of exercising the options, based on historical data regarding employees' exercise behavior.
    The following table summarizes information about options outstanding and exercisable at December 31, 2006:

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price

		Years			Years

$ 1.23 - 1.65	26,661	2.04	$ 1.60	26,661	2.04	$ 1.60
$ 2.32 - 2.61	187,440	4.16	$ 2.46	99,440	2.01	$ 2.32
$ 2.82 - 2.87	254,500	5.80	$ 2.83	25,500	5.65	$ 2.85
$ 3.24	210,000	6.15	$ 3.24	-	-	-
$ 3.82 - 3.84	264,500	4.25	$ 3.83	165,000	4.04	$ 3.84
$ 4.24 - 4.48	269,500	4.71	$ 4.39	118,500	4.69	$ 4.37
$ 5.00 - 5.08	18,000	4.83	$ 5.07	6,000	4.12	$ 5.05

	1,230,101	4.94	$ 3.41	441,101	3.73	$ 3.46

NOTE 9 - TAXES ON INCOME:

  Tax benefits under the Law for the Encouragement of Capital Investments, 1959

  Substantially all of the Company's production facilities have been granted "approved enterprise" status under the above law (including Amendment No. 60 to the law that was published in April 2005). Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise (provided the maximum period to which it is restricted by law has not elapsed), since the Company has elected the "alternative benefits" scheme (involving waiver of investment grants).

  The Company has currently three approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired in the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and will be expired in the end of 2009. The period of tax benefits in respect of the third approval enterprise has not yet commenced.

  Commencing 2005, the Income derived from the first approved enterprise, according to the computation of the increase in the turnover, is subject to regular tax rates, see d. below.

  According to the above law, in the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.
  Due to the accumulated tax losses, no additional tax liability will be incurred by the Company as a result of dividend distribution from the balance of undistributed income.

  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

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

  Paragraph 9(f) of FAS 109, "Accounting for Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax basis of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

  Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

  The Company is an "industrial company", as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

  Other applicable tax rates:

    Income from other sources in Israel

    Income not eligible for approved enterprise benefits is taxed at the regular corporate tax rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

    Income of non-Israeli subsidiaries

    Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

  Deferred income taxes:
	December 31

	2006	2005

	U.S. $ in thousands

1. Provided in respect of the following:
Short-term (presented in the balance sheets among current assets):
Research and development expenses	$ 126	$ 6
Allowance for doubtful accounts	21	2
Other	7

	154	8

Long-term (presented in the balance sheets among non-current assets):
Carryforward tax losses	66
Research and development expenses	59
Other	22

	147	-,-

	$ 301	$ 8

  2. At December 31, 2006, the Company had accumulated tax losses amounting to approximately $ 2.4 million (December 31, 2005 - approximately $ 3.1 million). These losses are denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income.

  Taxes on income included in the income statements:

    As follows:
	Years ended December 31

	2006	2005	2004

	U.S. $ in thousands

Current:
In Israel	$ 97	$ 14	$ 126
Outside Israel	39	29	36

	136	43	162
Deferred, see e. above	(293)
For previous years	*1,530

	$ 1,373	$ 43	$ 162

*	This amount relates to settlement of disputes with the Israeli Tax Authorities on issues related to the approved enterprise regime for tax years 2003 to 2005.

    Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:

	Years ended December 31

	2006		2005		2004

	U.S. $ in thousands

Income before taxes on income, as reported in the statements of operations *	$ 2,282	100%	$ 4,105	100%	$ 7,039	100%

Theoretical tax expense	707	31%	1,396	34%	2,464	35%
L e s s - tax benefits arising from approved enterprise status, see a. above	(630)	(28)%	(1,347)	(33)%	(2,394)	(34)%

	77	3%	49	1%	70	1%
Increase (decrease) in taxes resulting from permanent differences:
Non-Israeli tax withholding which can not be offset against Israeli income tax	97	4%	43	1%	162	2%
Disallowable deductions	13		2		9	1%
Decrease in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	(11)
Differences between the basis of measurement of income reported for tax purposes, and the basis of measurement of income for financial reporting purposes	(39)	(2)%	(24)	(1)%
Increase in taxes resulting from different tax rates applicable to foreign subsidiary	120	5%	278	7%
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created in previous years	(375)	(16)%	(292)	(7)%	(79)	(1)%
Taxes in respect of previous years	1,530	67%
Other	(39)	(2)%	(13)

Taxes on income for the reported year	$ 1,373	60%	$ 43	1%	$ 162	2%

* As follows:
Taxable in Israel	$ 1,895		$ 3,503		$ 6,742
Taxable outside Israel	387		602		297

	$ 2,282		$ 4,105		$ 7,039

  Tax assessments

  The Company has received final assessments from the tax authorities, through the year ended December 31, 2005. The subsidiaries have not been assessed since incorporation.

NOTE 10 - LINKAGE OF MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2006

	Israeli currency		Non-dollar currencies**

	Linked*	Unlinked

	U.S. $ in thousands

Current assets:
Cash and cash equivalents		$ 298	$ 720
Accounts receivable:
Trade		439	2,361
Other			41

		$ 737	$ 3,122

Current liabilities:
Accounts payable and accruals:
Trade		$ 267	$ 32
Other	$ 900	761	248

	$ 900	$ 1,028	$ 280

* To the Israeli CPI.
** Mainly Euro.

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

  Cash and cash equivalents

  The balance as of December 31, 2006 and 2005 includes $ 2.9 million and $ 6.8 million, respectively, of highly liquid bank deposits. The deposits are mainly denominated in dollars and, as of December 31, 2006, bear weighted average annual interest of 4.98%.

  Accounts receivable:
	December 31

	2006	2005

	U.S. $ in thousands

1) Trade:
Open accounts	$ 6,165	$ 3,988
Less - allowance for doubtful accounts, see also note 12c	(780)	(599)

	$ 5,385	$ 3,389

2) Other:
Government of Israel		$ 625
Prepaid expenses	$ 107	86
Employees	17
Interest accrued on marketable debentures	37
Sundry	70	20

	$ 231	$ 731

	Years ended December 31

	2006	2005	2004

	U.S. $ in thousands

The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	$ 603	$ 881	$ 280
Increase (decrease) during the year	177	(315)	601
Acquisition of subsidiary		126
Bad debt written off		(89)

Balance at end of year	$ 780	$ 603	$ 881

  Marketable securities:

    Held-to-maturity marketable debentures

    In December 2006 the Company purchased marketable debentures in the amount of $ 10 million for 54 months. The debentures mature in one settlement in 2011 and the issuer has a call option in December 2007. The debentures bear interest at an annual rate of 5.4% and are presented in the balance sheet among the investment and other non current assets. The fair value of the marketable debentures as of December 31, 2006 is $9.95 million. The unamortized loss of the marketable debentures as of December 31, 2006 is approximately $87,000.

    It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. Because the Company has the capability, and intends, to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2006.

    Available-for-sale securities

    Available-for-sale securities are carried at market value. At December 31, 2006, the Company has investments in Auction Rate Securities in the amount of $22,800 thousands. These securities bear interest at an annual rate of 5.34% and are presented in the balance sheet as short-term investments.

  Accounts payable and accruals - other:
	December 31

	2006	2005

	U.S. $ in thousands

Payroll and related expenses	$ 1,132	$ 1,164
Government of Israel	900
Accrued vacation pay	142	186
Accrued expenses and sundry	335	391

	$ 2,509	$ 1,741

  Concentration of credit risks

  Most of the Company's cash and cash equivalents at December 31, 2006 and 2005 were deposited with Israeli, European and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is insignificant.

  Beginning 2005, most of the Company's revenues have been from a large number of customers, see also note 12a(3). Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

  Fair value of financial instruments

  The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is usually identical or close to their carrying value.

  The fair value of the marketable debentures as of December 31, 2006, based on quoted market values, amounted to $9,950 thousands.

NOTE 12 - SELECTED STATEMENT OF OPERATIONS DATA:

  Revenues:

    The Company has two product lines: (i) product line "A" - billing and customer care solutions for service providers; and (ii) product line "B" - call accounting and call management solutions for enterprises. Revenues from Sentori and VeraBill product lines (see note 2) are included in product line "A".

    Following are data regarding revenues classified by product lines:

	Years ended December 31

	2006	2005	2004

	U.S. $ in thousands

Product line "A"	*$ 17,180	*$ 12,693	$ 15,230
Product line "B"	2,880	2,908	2,576

	$ 20,060	$ 15,601	$ 17,806

*	Including $ 6,798 and $ 2,645 thousands for 2006 and 2005, respectively, recognized under the percentage-of-completion method, see also note 1(k).

    Following are data regarding geographical revenues classified by geographical location of the customers:

	Years endedDecember 31

	2006	2005	2004

	U.S. $ in thousands

America	$ 9,643	$ 5,556	$ 1,977
Asia	525	893	1,007
Africa	1,094	1,797	1,848
Australia	-	12	4
Europe	7,693	6,285	12,017
Israel	1,105	1,058	953

	$ 20,060	$ 15,601	$ 17,806

    Most of the Company's property and equipment are located in Israel and Romania.

    Revenues from single customer in the year ended December 31, 2004, totaled approximately $6.4 million (36% of total revenues).

	Years ended December 31

	2006	2005	2004

	U.S. $ in thousands

b. Research and development expenses:
Payroll and related expenses	$ 4,249	$ 3,597	$ 3,053
Depreciation	338	285	260
Other	1,531	1,204	520

	$ 6,118	$ 5,086	$ 3,833

c. Selling and marketing expenses:
Payroll and related expenses	$ 2,613	$ 1,208	$ 1,853
Depreciation	260	161	100
Travel and conventions	436	297	350
Commissions	26	177	1,608
Other	293	305	606

	$ 3,628	$ 2,148	$ 4,517

d. General and administrative expenses:
Payroll and related expenses	$ 1,049	$ 687	$ 581
Depreciation	70	51	39
Professional services	401	189	173
Allowance for doubtful accounts and bad debts	208	309	766
Other	407	271	298

	$ 2,135	$ 1,507	$ 1,857

e. Financial income (expenses) - net:
Income:
Interest on bank deposits	$ 909	$ 1,435	$ 3,705
Interest on marketable debentures	37
Non-dollar currency gains - net	190		156

	1,136	1,435	3,861

Expenses:
Bank commissions	28	27	27
Loss from early redumption of long-term bank deposits	1,330
Non-dollar currency losses - net		148

	1,358	175	27

	$ (222)	$ 1,260	$ 3,834

  f. Earnings per ordinary share ("EPS")

  Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31

	2006	2005	2004

	In thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	21,515	21,431	21,089
A d d - incremental shares from assumed exercise of options	31	188	379

Weighted average number of shares used in computation of diluted EPS	21,546	21,619	21,468

  In the years ended December 31, 2006, 2005 and 2004, equity awards that their effect was anti-dilutive, were not taken into account in computing the diluted earning per share

  The number of options that could potentially dilute primary EPS in the future and were not included in the computing of diluted EPS is 1,016,000 options for 2006, 1,188,300 for 2005 and 503,900 for 2004.