Form 20-F
period 2007-12-31
MIND CTI LTD
filed 2008-07-01
CIK 1119083

THIS DOCUMENT IS A COPY OF THE ANNUAL REPORT ON FORM 20-F FILED ON JULY 1, 2008 PURSUANT TO RULE 201 OF REGULATION S-T, TEMPORARY HARDSHIP EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number 000-31215

MIND C.T.I. LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

Industrial Park, Building #7, Yoqneam, 20692, Israel
(Address of principal executive offices)

Itay Barzilay
c/o MIND C.T.I. Ltd.
Industrial Park, Building #7
Yoqneam, 20692, Israel
Tel: +972-4-9936666
investor@mindcti.com

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, the Registrant had outstanding 21,594,010 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒ No

Unless the context requires otherwise, “MIND”, “us”, “we” and “our” refer to MIND C.T.I. Ltd. and its subsidiaries.

FORWARD LOOKING STATEMENTS

Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

Except as otherwise indicated, all financial statements and other financial information included in this annual report are presented solely under U.S. GAAP.

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2007. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2003	2004	2005	2006	2007
	(In US $ thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Sales of licenses	$8,105	$11,699	$7,420	$8,467	$5,903
Services	4,831	6,107	8,181	11,593	12,544

Total revenues	12,936	17,806	15,601	20,060	18,447
Cost of revenues	3,208	4,394	4,015	5,675	5,784
Gross profit	9,728	13,412	11,586	14,385	12,663
Research and development expenses	3,319	3,833	5,086	6,118	5,714
Selling, general and administrative expenses:
Selling and marketing expenses	4,065	4,517	2,148	3,628	3,846
General and administrative expenses	1,115	1,857	1,507	2,135	1,845
Operating income	1,229	3,205	2,845	2,504	1,258
Financial income (expenses)- net	2,573	3,834	1,260	(222)	2,082
Impairment of Auction Rate Securities					(15,187)
Income (loss) before taxes on income	3,802	7,039	4,105	2,282	(11,847)
Taxes on income	169	162	43	1,373	108
Net income (loss)	$3,633	$6,877	$4,062	$909	$(11,955)
Earnings (loss) per ordinary share:
Basic	$0.18	$0.33	$0.19	$0.04	$(0.55)
Diluted	$0.17	$0.32	$0.19	$0.04	$(0.55)
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands
Basic	20,732	21,089	21,431	21,515	21,586
Diluted	21,143	21,468	21,619	21,546	21,586

	As of December 31,
	2003	2004	2005	2006	2007
	(In US $ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,391	$18,687	$10,174	$4,771	$12,390
Working capital	4,006	18,866	9,471	28,926	13,441
Total assets	49,979	55,716	55,652	53,791	37,726
Share capital and additional paid-in capital	58,567	59,130	59,452	59,926	57,934
Total shareholders’ equity	45,540	50,244	49,485	47,859	31,809

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

We have invested material funds in auction rate securities, whose value has been materially impaired and may be further impaired and whose illiquidity may limit our ability to pursue acquisitions.

At December 31, 2007, we had an investment in the amount of $20.3 million in auction rate securities. Auction rate securities include long-term bonds that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors either to roll over their holdings, whereby they will continue to own their respective securities, or liquidate their holding by selling such securities at par. The auctions have historically provided a liquid market for these securities as investors historically could readily sell their investments at auction. With the liquidity problems recently experienced in global credit and capital markets, certain auction rate securities experienced multiple failed auctions, beginning in August 2007 as the amount of securities submitted for sale exceeded the amount of purchase orders. The estimated fair value of our auction rate security as of December 31, 2007 was $5.1 million. Accordingly, we have recorded an impairment charge for 2007 in the amount of $15.2 million in respect of our auction rate security. If uncertainties in credit markets continue or if such markets deteriorate further, we may incur additional impairments to our auction rate security.

The stated maturity of these securities is 2046. There is currently a very limited market for these auction rate securities, and liquidation by us at this time, if possible, would likely be at a significant discount. Our cash and cash equivalents as of December 31, 2007 were $12.4 million. This situation leaves us with limited cash resources with which to pursue our acquisition strategy. If market conditions require us to record any additional impairment or if our business needs require us to liquidate all or a portion of our auction rate securities, there could be a material adverse affect on our financial condition and results of operations.

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

We pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management's attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	amortization of intangible assets;

•	changes in our business model and margins;

•	research and development write-offs; and

•	other acquisition-related expenses.

Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

•	we may fail to identify acquisitions that enable us to execute our business strategy;

•	we compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates;

•	we may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in countries where we are seeking to consummate acquisitions;

•	we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company;

•	we may fail to successfully integrate acquisitions in accordance with our business strategy;

•
we may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them; and

•	we may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product.

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

In 2006 and 2007, approximately 94% and 93% of our revenues, respectively, were generated outside of Israel. Our sales outside of Israel are made in more than 40 countries. We currently have sales and support offices located in Silver Spring, Maryland and in Reading, U.K. In addition, we have a technical and support team in Jassy, Romania. We plan to establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

•	staffing and managing foreign operations;

•	increased risk of collection;

•	potentially adverse tax consequences;

•	the burden of compliance with a wide variety of foreign laws and regulations;

•	burdens that may be imposed by tariffs and other trade barriers; and

•	political and economic instability.

Because some of our customers require a lengthy approval process before they order our products, our sales process is often subject to delays that may decrease our revenues and seriously harm our business.

In 2007, we derived 83% of our revenues from the sale of software and related services to telecommunications service providers. Before we can sell our software to some of these customers, they conduct a lengthy and complex approval and purchasing process. The following factors, among others, affect the length of the approval process:

•	the time required for our customers to determine and announce their specifications;

•	the time required for the customer to receive the internal approvals necessary in order for it to commit significant resources towards acquisition of the billing solution;

•	the build-up of the customer's network infrastructure; and

•	the timely release of new versions of products comprising enhanced functionality, specifically requested by the customer.

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

Competition in our industry is intense and we expect competition to increase. We compete both with established global billing companies such as Comverse (after the acquisition of the Global Software Services division of CSG Systems International by Comverse), Oracle Corporation (after the acquisition of Portal Software by Oracle) and Convergys Corporation (after the acquisition of Geneva Technology by Convergys) as well as with local billing companies. Some of our competitors have greater financial, technical, sales, marketing and other resources and greater name recognition than we do. Some of our competitors have a lower cost structure and compete with us on pricing. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressure will not harm our financial results.

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

Our backlog, revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

•
the timing of orders and/or deliveries for our software may be delayed as customers typically order and/or implement our billing and customer care software only after other vendors have provided the network infrastructure, a process that is subject to delay. It is therefore difficult for us to predict the timing of orders and/or revenue recognition;

•	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

•	potential termination of long-term contracts by our customer due to lack of financing, internal changes or any other reason;

•	changes in our pricing policies or competitive pricing by our competitors; and

•	the timing of product introductions by competitors.

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

From time to time, our software, as well as the systems into which it is integrated, contain undetected errors. Because of this integration, it can be difficult to determine the source of the errors. Also, from time to time, hardware systems we resell contain certain defects or errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:

•	diversion of our resources and the attention of our personnel from our research and development efforts to address these errors;

•	negative publicity and injury to our reputation that may result in loss of existing or future customers; and

•	loss of or delay in revenue and loss of market share.

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

Although most of our revenues are denominated in U.S. dollars, approximately 42% of our expenses are incurred in New Israeli Shekels, or NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. For example, in 2007, the value of the U.S. dollar decreased in relation to the NIS by 9.0%, while inflation increased by 3.4%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, devaluation in the Euro or local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations. The imposition of price or exchange controls or other restrictions on the conversion of foreign currencies could affect our ability to collect payments, which in turn, could have a material adverse effect on our results of operations and financial condition.

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

We have derived, and anticipate that we will continue to derive, a portion of our market opportunities and revenues from our marketing alliances and reseller arrangements with major manufacturers of telecommunications equipment, including Alcatel, Cisco, Ericsson and Siemens, which market or recommend our products to their customers. Our marketing alliances and reseller arrangements with these parties are nonexclusive and do not contain minimum sales or marketing performance requirements. In most instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Moreover, our marketing allies and resellers may develop their own internal mediation, rating, billing and customer care software products that compete with ours, or acquire one of our competitors. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers develop their own competing mediation, rating, billing and customer care software products, our revenues and income will decline.

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

Our success depends on our ability to continually develop and market new and more technologically advanced products and enhancements.

The market for our products and the services they are used to support is characterized by:

•	rapid technological advances like the development of new standards for communications protocols;

•	frequent new service offerings and enhancements by our customers, such as value-added IP-based services and new rating plans; and

•	changing customer needs.

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

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and Nasdaq rules. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and, commencing from fiscal year 2009, by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. If we are unable to implement these requirements effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report in internal controls from our independent auditor.

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

The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has fluctuated significantly since our initial public offering in August 2000. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from the levels forecast by securities analysts;

•	public announcements concerning us or our competitors;

•	changes in pricing policies by us or our competitors;

•	market conditions in our industry; and

•	the general state of the securities market (particularly the technology sector).

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

As of June 1, 2008, we had 21,594,010 outstanding ordinary shares, which were freely tradable without restriction or further registration under the federal securities laws unless held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. As of June 1, 2008, there were outstanding options to purchase a total of 853,410 ordinary shares, of which 606,510 were vested. We were also authorized to grant options to purchase 2,472,800 additional ordinary shares. We have filed a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

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

We are organized under the laws of the State of Israel and a substantial portion of our assets and our principal operations, are located in Israel. Accordingly, our operations, financial position and operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Hamas, an Islamist movement responsible for many attacks against Israeli targets, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. These developments have led to frequent missile attacks on Israeli towns from the Gaza Strip, further straining relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel fought a war against Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

We receive tax benefits under Israeli law for capital investments, the Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits under the Investments Law could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E “Taxation – Law for the Encouragement of Capital Investments, 1959” and Note 9 to our financial statements contained in Item 18.

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

Some of our executive officers and employees in Israel are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual’s age and prior position in the army. In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption in our operations would harm our business.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a United States final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the United States court.

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

Some of the provisions of our articles of association and Israeli law could, together or separately:

•	discourage potential acquisition proposals;

•	delay or prevent a change in control; and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

In particular, our articles of association provide that our board of directors will be divided into three classes that serve staggered three-year terms and authorize our board of directors to adopt protective measures to prevent or delay a coercive takeover, including without limitation the adoption of a “Shareholder Rights Plan”. In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See Item 10.B “Memorandum and Articles of Associations- Mergers and Acquisitions under Israeli Law.” Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

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

During 2005, we completed the acquisition of Sentori Inc., a U.S. leading provider of customer care and billing solutions to rural wireless carriers and mobile virtual network operators, or MVNOs, mainly in the United States and the Caribbean. We have incorporated the Sentori functionality into the MIND-iPhonEX product line and brand the combined products under the MINDBill name. We plan to continue to support the Sentori product with new maintenance releases, as well as customization requests. In addition, we will offer our existing customers a migration path to MINDBill.

In October 2007, we acquired the U.K. based Omni Consulting Company Limited, (Abacus Billing). Omni, which is now named, Mind Software Limited, provides billing and customer care software solutions in a service bureau mode, mainly to European carriers that require complex solutions, with a strong convergent offering using web-enabled daily reporting and billing. This company is based in the London metro area and has a strong methodology for its outsourced offering, which is supported by regulatory accreditations from the Office of Communication, or Ofcom, of the United Kingdom and from the German regulatory authority for telecommunications and postal services, known as Reg-TP.

Principal Capital Expenditures

During 2005, 2006 and 2007, the aggregate cash amounts of our capital expenditures were $0.6 million, $0.4 million and $0.4 million, respectively. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

B. Business Overview

Overview

We develop, manufacture and market real-time and off-line billing and customer care software for various types of communication providers, including traditional wireline and wireless, voice over IP, or VoIP, and broadband IP network operators, cable operators, 3G operators and mobile virtual network operators, or MVNOs.

Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as both prepaid and postpaid payment models in a single platform. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. Postpaid subscribers, including credit-limited and non-limited, retail or business customers, represent the loyal and the higher average revenue per user, or ARPU, market. All services used by a postpaid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. Our billing solution is unique as it includes our own integrated real-time mediation product that provides interfaces with IP and traditional telecommunication equipment.

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

We also provide professional services, primarily to our billing and customer care customers, consisting of installation, turnkey project implementation services, customer support, training and maintenance services, customization and project management. Our professional services also include enhanced support options, known as managed services, which are mainly offered to customers in the United States and Europe and are performed from our offices. These managed services include performing day to day billing operational tasks.

In addition to our billing and customer care solutions, we offer three call management systems used by organizations for call accounting, telecom expense management, traffic analysis and fraud detection. Our traditional enterprise software, which we call PhonEX, has been installed in over 15,000 locations throughout the world. Our other enterprise software, which we call MEIPS, is a product directed towards the same market segment where IP switches are implemented. Our latest product, PhonEX-ONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites, it introduces full functionality through a web browser, based on Microsoft SQL database and enhanced by the advanced ASP.NET technology.

Our Market Opportunity

Billing and Customer Care Industry

Billing and customer care are critical to telecommunications service providers as they enable them to track and bill for usage, manage revenues and customer relations, and launch, deploy and charge new services, marketing programs and rate plans. The need for comprehensive billing solutions is driven by the market trend that requires service providers to introduce new services, to be innovative in creating new product offerings and to optimize business processes for maximum efficiency. We provide tier 2 and tier 3 service providers with flexible, easy to deploy, convergent and scalable billing solutions.

From time to time, telecommunications service providers initiate searches for billing solutions to replace existing ones in order to offer additional services, reduce costs and improve service.

Also, from time to time, new providers surface and introduce new offering to the market or try to attract a specific targeted customer base. They build new infrastructure or resell traffic and initiate searches for billing solutions, mostly in a managed service model.

An additional market opportunity is the trend towards all-IP networks, offering multiple next generation services. New billing solutions are required to enable the new services, and we are well positioned to support this need. As a pioneer in VoIP billing since 1997, we have the experience and the solution portfolio that is proven to be capable of delivering these technically demanding projects for all-IP networks.

Mobile Market

The Sentori acquisition, with its existing mobile customer base, provided the required presence to build upon and enhance our position in the mobile market in the United States. With our combined product - MINDBill - we are able to offer convergent billing to the already existing customer base and to new GSM and CDMA operators.

A niche in the mobile market in which we see opportunities is rural mobile carriers. We have a number of such carriers as customers and we are focused on delivering solutions that address this particular market.

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

For service providers, Voice over IP presents an opportunity to generate revenue by offering additional services over the new broadband networks deployed. Voice over IP networks enable the deployment of most of the services customers receive over traditional networks at a much lower capital cost of infrastructure and reduced management cost of the network. As Voice over IP is distance independent, it allows service providers to offer competitive pricing, as only a small portion of the traffic, if any, terminates on traditional networks.

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

•
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

•	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

•
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

•
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

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and to maintain and increase profitability. We believe that the strategic acquisitions, of Sentori in August 2005 and of Omni Consulting in October 2007 strengthened our presence in the U.S. and European markets.

As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers, projects are now generally more complex in nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. In the last three years we significantly increased our professional services team to support the growth in services offered to customers. Our long-term business model contemplates that licenses, maintenance and services will each represent 30-40% of revenues and gross margins will be approximately 70%. The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

•
Leverage our brand name recognition and technical expertise. We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. The acquired Sentori customer base, team and technology have provided us with significant brand name recognition in the mobile market. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

•
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

•
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

•
Expand professional services opportunities. As our projects are of larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services have increased; and

•	Expand offering through acquisitions. We evaluate acquisition opportunities pro-actively, based on our long-term policy of growing the scale of our business and enhancing our offering, through acquisitions, which will enhance shareholder value. Our active pursuit is for business lines that provide the majority of the following criteria: existing customer base, channels and partners, presence in complementary geographic areas or markets and proven complementary technology. We will pursue such an opportunity if we estimate that it will provide an additional step towards tier 2 market leadership and that the acquisition will be accretive to our income within two or three quarters.

Our Products and Services

Billing and Customer Care Solutions

Our billing solutions include real-time and off-line mediation, provisioning, rating, billing and customer care products for voice, data, video and content services that meet the mission-critical needs of convergent IP, Wireline and Wireless service providers and is interoperable with the telecommunications equipment of major manufacturers.

Our highly functional and adaptable products enable our customers to quickly deploy new services as well as to rapidly grow and add new services. Our solutions support both prepaid billing plans, in which customers prepay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of our solutions are as follows:

•
Mediation. Our mediation platform provides real-time and batch event collection interfacing with the content, data, service delivery and routing network elements. It incorporates an intelligent processing engine to correlate, aggregate, merge and filter raw events into a single valuable usage event;

•
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

•
Authentication. Our real-time mediation module authenticates subscribers who dial into the network to use the service. Authentication is based on a number of methods, including user codes, passwords and caller line identification. The identification information is passed to the system, where the subscriber is authenticated and then permitted to use the service;

•
Authorization. Our systems authorize a particular usage, among other ways, by reviewing the type of service to determine whether the service is permitted or by reviewing the existing balance, pre-rating the service, using the rating engine described below and calculating the resulting cut-off time, if any, of the call or data session;

•
Accounting. When each session is completed, the rating engine described below is used to determine the amount to be charged to the subscriber and update the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

•
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

•
Roaming. Our solutions support the ability to provide services to visiting subscribers, on the one hand, and to roam subscribers in other networks, on the other hand. Our billing system provides the ability to define and manage the required roaming contract terms and the applicable tariff plan (IOT) for each roaming partner;

•
Virtual Providers. MIND offers a solution that enables a carrier to have resellers of traffic under different brand names, while it is still managed from the same billing platform, as a separated entity known as Virtual Provider. This model enables the carriers that own the networks, to lease its network equipment and its billing system to other providers.

•
Call Shops. In order to place a long-distance/international call, a person may come to a special calling center, also known as a call shop. The call shop policy may require that the person make a deposit before calling, the remaining amount being returned after the invoice is generated. MIND’s billing solution supports the special business model for call shops, including fast and reliable Web access and customized reports for profit and loss;

•
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

•
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

•
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

•
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

•
Customer Support Representative Web Interface. Our billing solutions include a user-friendly customer support representative web interface that allows operators of the system to perform customer care from any location. This feature is of particular significance to service providers who have remote operations centers and are required to provide support of their system in more than one location;

•
Point of Sale (POS). The POS is aimed mostly at the wireless retail market, enabling operators to offer their products and services in retail stores and manage the process within our enhanced solutions. POS is fully integrated into MIND Billing and Customer Care solutions, allowing operators to seamlessly offer services and accessories for new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines and address validation systems. POS includes two modules working together:

Resource Management Module – a comprehensive inventory system that supports the operator’s chain of warehouses as well as his stores. It automates the management and tracking of the equipment sold to subscribers. The solution keeps track and manages the equipment by serial number, status, and location, providing the flow management from purchase orders, through the reception of the items shipped, the distribution of the items to the stores and the allocation of the items to the customers. It also supports inventory management functions such as on-hand-counts and catalogue management.

Sales Module – an easy to use cashier station that supports all service activations, phone and accessory sales through one interface on a single receipt. The Sales module enables all payment methods such as cash, check and credit card. It provides full control of the cashier devices such as cash drawer, credit card swipe, bar code reader and ribbon printer. Sales module interacts with the Resource Management module to show the sales clerk available items for sale in the store warehouse, to assign sold items to customer accounts and to enable track of items, such as returns and repairs.

•
Business Processes Environment. Customer care and billing processes are one of the most significant practices to drive business performance. These processes are fundamental for bringing innovative and competitive ways of delivering products and services to market. MIND’s automated business processes engine allows operators to meet the challenges they confront in today’s business environment. The business processes workflow implemented by the engine provides business intelligence behind day-to-day operations. The engine also automates the interaction with network elements and third party software. This is done in accordance with a uniquely defined set of business rules determined by the customer. MIND is offering in its deployments tailored, fully automated, order management processes, trouble tickets and debt collection processes.

The flexible and robust account creation order management process handles the orders from the customer’s contact, through registration, package selection, provisioning and activation. The order management process involves different users from various departments (such as supervisor approval of the contract and technician test), integration with external legacy systems (such as inventory), interaction with third party services (such as address validation) and more. MINDBill uses its inherent workflow capabilities to tailor an order management process that meets the operator’s business model;

•
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

•
Fraud Detection. Our billing solutions include a fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, alarms at four different alarm levels may be activated. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms;

Enterprise Software

Our enterprise products, known as PhonEX, MEIPS (our solution for IP switches) and PhonEX-ONE, are used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. PhonEX and MEIPS are call management systems that collect, record and store all call information in a customized database. The systems:

•	allow customers to generate near real-time reports on the enterprise's telephone use;

•	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

•	allow customers to allocate telephone expenses to specific departments, individual clients or projects.

These functions allow organizations to more effectively manage their telecommunications resources. The systems are easy to install and configure, user-friendly and compatible with any switchboard system, traditional or IP. The systems perform call management and traffic analysis as well as fraud management in the same manner as our billing solutions. In addition, the systems are multi-lingual and multi-currency, which means that reports can be generated in any currency defined in the system, or in two currencies simultaneously.

PhonEX-ONE, delivers one unified solution for management of all telecom expenses, including traditional voice, IP voice and data, and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. PhonEX-ONE provides tools to monitor, budget and manage voice traffic in order to achieve maximum control over telecommunication expenses. Some of its major advantages are:

•
Fully web based solution. The PhonEX-ONE fully web-based solution enables managers and users to conveniently access their telecom expenses management system anytime and from anywhere, using a web browser without decreasing their control over the traffic;

•	User centric. The PhonEX-ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

•
Multi-site solution. The PhonEX-ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

•	ASP.NET and MS-SQL database. PhonEX-ONE is designed using the Microsoft .Net technology and has extensive configuration capabilities using XML files with server – client interaction;

•	Certification by IP switch vendors. PhonEX-ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco, 3 COM and Avaya;

•
Enhanced security. PhonEX-ONE security management includes user authentication, security group restrictions, event log monitoring and encryption methodology of data base entries. This management tool enables a secure and easy control over the system;

•	Modular architecture supporting high scalability. The PhonEX-ONE’s scalable system architecture supports an unlimited number of sites and extensions;

•
Guard and Alerter. The PhonEX-ONE Guard and Alerter provide sophisticated tools for fraud prevention, alerting on phone misuse, budget surpass, possible toll fraud or other abnormal behaviors within the organization; and

•	Multilingual and multicurrency. The built in support of multiple languages and multiple currencies enables telecom expense management for multinational organizations.

We intend to further develop and market these products as the emerging market for Voice over IP systems for enterprises grows.

Professional Services

We provide professional services to our customers, consisting primarily of project management, customization, installations, customer support, training and maintenance services. As our projects become more complex, more customers require customization services to add specialized features to their systems. We typically incorporate additional or specialized features developed for a particular customer into future versions of our products. We also offer enhanced support options, called managed services, which are mainly offered to customers in the United States and Europe and are performed from our offices. The managed services include performing day to day billing operational tasks. The managed services contracts are usually for a term of three to five years and are paid on a monthly basis.

Technology

Our software products are based on an open architecture, which was developed using industry standard application server programming interfaces that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that supports a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural codes. Our layered architecture organizes these business objects to optimize the interface between the user and the application. We implement our software in a distributed configuration. This allows various modules to be installed on different servers to support the system’s scalability and security. We believe that our technology allows us to offer products with the following benefits:

•	fast integration and interoperability with telecommunications equipment of major manufacturers, legacy systems and external software;

•	modular architecture that allows our products to be easily scalable and enables us to customize our software relatively quickly;

•	reliable products that support high availability of the service for mission-critical applications. Our automatic fail-over mechanism ensures minimal loss of service in case of a component failure; and

•
security at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system.

Our software products are based on multiple-tier architecture, consisting of the following tiers:

•
Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration. In addition, it includes Web service interfaces that enable external applications to interact with the business tier;

•
Business Object Tier: This tier includes the business logic and rules of the system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilitates the transfer of information requested by the client application tier from the database tier;

•	Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

Sales and Marketing

Sales

Billing and Customer Care Solutions

We conduct our sales and marketing activities primarily directly as well as through our marketing alliances with leading network equipment vendors and systems integrators. These marketing allies and resellers provide us with a global extension of our direct sales force and are a significant source of leads and referrals. We also engage in joint marketing activities with our allies, including joint responses to requests for proposals, sharing booths in trade shows, distributing each others’ marketing information and cross links and references to web sites. We believe that these relationships also help validate our technology and facilitate broad market acceptance of our software.

Our contracts with our marketing allies, distributors and resellers are non-exclusive, do not contain minimum sales or marketing performance requirements and may be terminated at any time with notice.

Enterprise Software

We conduct our sales and marketing activities primarily directly, by our sales force located in the MIND offices in the United States, the United Kingdom and Israel, as well as through appointed distributors and resellers through out the world. We engage with our system integrators and PBX equipment vendors for global marketing activities and responses to tenders.

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

•	participating in industry trade shows and special events;

•	conducting ongoing public and press relations programs; and

•	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31, (in thousands of US $)
	2005	2006	2007
The Americas (total)	5,556	9,643	7,779
Sale of Licenses	2,870	4,854	2,647
Services	2,686	4,789	5,132
Asia Pacific and Africa (total)	2,702	1,619	1,409
Sale of Licenses	1,724	575	579
Services	978	1,044	830
Europe (total)	6,285	7,693	7,975
Sale of Licenses	2,503	2,769	2,349
Services	3,782	4,924	5,626
Israel (total)	1,058	1,105	1,284
Sale of Licenses	323	269	328
Services	735	836	956
Total	15,601	20,060	18,447
Sale of Licenses	7,420	8,467	5,903
Services	8,181	11,593	12,544

Customers

Billing and Customer Care Solutions

We currently provide traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. MINDBill, MIND-iPhonEX, VeraBill, Abacus and the Sentori product line have been installed for a large base of customers worldwide, including:

•
traditional telecommunications service providers that also offer IP services including VoIP or/and data, such as China United Telecommunications Corp. (China Unicom), Romtelecom S.A., Singapore Telecommunications Limited (SingTel), Sri Lanka Telecom, Telecom Colombia, and VTI;

•	traditional wireline telephony providers, such as Moldtelecom, Teledome and Telefonia Bonairiano;

•	wireless telephony providers, such as KDDI America, Inc., Mobi PCS, Inc., Pocket Communications, and Revol;

•	3rd generation (3G) mobile operators that provide broadband mobile IP services, such as H3G Italy; and

•	MVNOs, such as Viaero.

Enterprise Software

Our enterprise software has been installed at over 16,000 locations throughout the world, for customers that include international banking firms, government agencies and other small to very large organizations.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong. We compete with many local companies and worldwide companies such as Comverse (after the acquisition of the Global Software Services division of CSG Systems International by Comverse), Oracle Corporation (after the acquisition of Portal Software by Oracle) and Convergys Corporation (after the acquisition of Geneva Technology by Convergys).

We believe that our competitive advantage is based on:

•	our ability to rapidly deploy a complete turn-key product based solution;

•	our solutions’ functionality, which includes billing, customer care, mediation, provisioning, rating for multiple services and prepaid IP functionality;

•	our proven platform and our many years of wireless and IP experience to satisfy customer requirements; and

•	our flexibility to meet customer requirements in a short time frame.

Some of our competitors have greater financial, technical, sales, marketing and other resources and greater name recognition than we do. Some of our competitors have lower cost structure and compete with us on pricing. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share and their solutions could achieve greater market acceptance than our solutions.

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

Even after repayment in full of royalty obligations, the Research and Development Law and prohibits the transfer of the funded know-how outside of Israel without the prior approval of the Office of the Chief Scientist. Further, the Research and Development Law generally requires that the manufacture of products incorporating or based upon funded know-how be performed in Israel.

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

C.	Organizational Structure

Set forth below is a list of our significant subsidiaries:

•	Mind Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

•	Sentori Inc., a wholly owned subsidiary, incorporated in the State of Delaware;

•	MIND C.T.I. Inc., a wholly owned subsidiary, incorporated in the State of New Jersey;

•	MIND Software SRL., a wholly owned subsidiary, incorporated in Romania; and

•	Dirot Comp SRL., a wholly owned subsidiary, incorporated in Romania.

D.	Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 16,000 square feet at our Yoqneam headquarters. We also lease 10,593 square feet of office space in Silver Spring, Maryland, approximately 4,000 square feet in Reading, U.K. and 21,500 square feet in Jassy, Romania. The office in Maryland is used primarily for supporting our customers in the United States, while the office in Jassy is used primarily for software development and for customer support. The office in Maryland is the group’s headquarters in the Americas. We are currently considering purchasing or constructing a building for our office in Romania.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, contained in Item 18.

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and multiple play (voice, data and content) service providers. In 2007, 83.7% of our revenues were derived from providing our billing and customer care software and 16.3% were derived from providing our enterprise software. In 2007, license fees represented 32.1% of our revenues and professional services represented 67.9%. In 2005 and 2006, no customer accounted for 10% or more of our total revenues. In 2007, one customer accounted for approximately 10% of total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

In August 2005, we acquired Sentori Inc., a leading provider of billing and customer care solutions to tier 3 and tier 2 wireless carriers and mobile virtual network operators, or MVNOs, mainly in the United States and the Caribbean. In October 2007, we acquired the U.K.-based Omni Consulting Company Limited, which provides billing and customer care software solutions in a service bureau mode, mainly to European carriers. We evaluate acquisition opportunities pro-actively, based on our long-term policy of growing the scale of our business and enhancing our offering through acquisitions that are expected to enhance shareholder value.

In 2006 we experienced significant growth in revenue over 2005 driven primarily by our acquisition of Sentori in the third quarter of 2005, which strengthened our presence in the United States and in the mobile market generally. In 2007 we experienced a decrease in revenue driven primarily by changes to our business model, from short-term license deals to larger and more complex, long-term managed services agreements. As anticipated, this change resulted in revenue recognition of the majority of our licenses sold after 2006 over the length of three- to five-year periods, as opposed to revenue recognition at delivery in past years. We consider this a normal and expected development for our business as it grows and matures. In the last three years we significantly increased our professional services team to support the growth in services offered to customers.

We recorded a $15.2 million impairment charge for the year ended December 31, 2007 with respect to our holding in auction rate securities in the principal amount of $20.3 million. See below under Item 5.B - “Liquidity and Capital Resources” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” for more information.

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. Additionally the board approved dividend distributions in 2003, 2007, and 2008 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings. Since 2003 the Company distributed cash dividends of approximately $1.05 per share to its shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007 and $0.20 per share in 2008. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

Revenues. We are paid license fees by our customers for the right to use our products, based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used, number of data sources and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services and managed services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid annually, quarterly or monthly. Fees for managed services are primarily based on the number of subscribers and are paid monthly.

We primarily use two business models when we sell our solutions, the license model and the managed services model. In the license model, the customer pays a one-time implementation fee, a one-time license fee for a perpetual license limited by the traffic metrics chosen by the customer, and additional fees to expand the chosen traffic metrics limitation. In addition, we are paid maintenance fees to renew periodically the maintenance agreement at the customer discretion. In the managed services model, the customer pays a one-time implementation fee, a monthly fee that includes a periodic license (right to use), maintenance and services fees, calculated by the metrics chosen by the customer (mainly, number of subscribers).

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

Research and Development Expenses. Our research and development expenses consist primarily of compensation, overhead and related costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between “technological feasibility” and product release, no software development costs have been capitalized. We expect to continue to make substantial investments in research and development.

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

Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 34% for the 2005 tax year, 31% for the 2006 tax year and 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate has decreased to 27% for the 2008 tax year and is expected to decrease to 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, Israeli Companies are generally subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Substantially all of our facilities, however, have been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the “alternative benefits route” (involving a waiver of investment grants) and our approved enterprises are located in a preferred geographic location. In the event of distribution of cash dividends from income that was tax exempt, we would have to pay up to 25% tax in respect of the amount distributed. In February 2007, we finalized tax assessments for the tax years 2003 to 2005, which resulted in additional tax expenses in 2006 of approximately $1.5 million.

A.	Operating Results

The following discussion of our results of operations for 2005, 2006 and 2007, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

	Years ended December 31,
	2005	2006	2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	25.7	28.3	31.4
Gross profit	74.3	71.7	68.6
Research and development expenses	32.6	30.5	31.0
Selling, general and administrative expenses:
Selling and marketing expenses	13.8	18.1	20.8
General and administrative expenses	9.7	10.6	10.0
Operating Income	18.2	12.5	6.8
Financial income (expenses) - net	8.1	(1.1)	(71.0)
Income (loss) before taxes on income	26.3	11.4	(64.2)
Taxes on income	0.3	6.8	0.6
Net income (loss)	26.0	4.6	(64.8)

Comparison of 2005, 2006 and 2007
Revenues

	Years ended December 31, ($ in millions)			% Change	% Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
License sales	7.4	8.5	5.9	14.9	(30.6)
Professional services	8.2	11.6	12.5	41.5	7.8
Total revenues	15.6	20.1	18.4	28.8	(8.5)

Revenues in 2006 increased in comparison to 2005 by 28.8%, mainly because of the acquisition of Sentori, which strengthened our presence in the United States and in the mobile market generally. Revenues in 2007 decreased by 8.5%, partly due to the business model shift towards more managed services deals, in which revenue is spread over a few years. Revenues from our billing and customer care product solutions for service providers increased from $12.7 million in 2005 to $17.2 million in 2006 and decreased to $15.4 million in 2007. Revenues from our enterprise products remained roughly flat from 2005 to 2006 at $2.9 million, and increased to $3.1 million in 2007.

Revenues from professional services as a percentage of total revenues increased from 53% in 2005 to 58% in 2006 as a result of our focus on larger deals, which are often of a more complex nature and require more professional services. In 2007, revenues from professional services increased to 68% of total revenues as a result of continued growth in professional services, coupled with a decrease in license sales.

The following table presents the geographic distribution of our revenues:

	Years ended December 31,
	2005	2006	2007
The Americas	35.6%	48.1%	42.2%
Asia Pacific and Africa	17.3	8.1	7.6
Europe	40.3	38.3	43.2
Israel	6.8	5.5	7.0
Total	100.0%	100.0%	100.0%

Our sales in the Americas as a percentage of total sales increased from 35.6% in 2005 to 48.1% in 2006 as the result of our acquisition of Sentori in the third quarter of 2005, which strengthened our presence in the United States and in the mobile market generally. In 2007 our sales in the Americas decreased to 42.2% out of total sales. Our sales in Europe as a percentage of revenue decreased from 40.3% in 2005 to 38.3% in 2006, and increased to 43.2% in 2007, primarily as a result of the acquisition of Omni Consulting in the United Kingdom in October of 2007.

Cost of Revenues.

	Years ended December 31, ($ in millions)			% Change	% Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
Total cost of revenues	4.0	5.7	5.8	42.5	1.8

The increase in our cost of revenues in 2006 and in 2007 was primarily due to the increase in our revenues from professional services (as explained above) and due to the continued increase in employee payroll costs, driven by an increase in the cost of employment per employee as well as an increase in the total number of employees engaged in support and maintenance.

Gross profit as a percentage of revenues decreased from 74.3% in 2005 to 71.7% in 2006 and to 68.6% in 2007, due to the increase in our revenues from professional services as a percentage of total revenues as well as the increase in employee payroll costs (as explained above).

Operating Expenses

	Years ended December 31, ($ in millions)			% Change	% Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
Research and development	5.1	6.1	5.7	19.6	(6.6)
Selling and marketing	2.1	3.6	3.8	71.4	5.6
General and administrative	1.5	2.1	1.8	40.0	(14.3)
Total operating expenses	8.7	11.8	11.3	35.6	(4.2)

Research and Development. We make substantial investment in research and development to maintain our advanced technology and add functionality to our products. The increase in 2006 in our research and development expenses was primarily due to an increase in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from an increase in the salary per employee and an increase in the total number of employees engaged in research and development. The decrease in 2007 by 6.6% was primarily due to a decrease in outsourcing cost. Research and development expenses as a percentage of revenues slightly decreased from 32.6% in 2005 to 30.5% in 2006 and slightly increased to 31.0% in 2007 due to an increase in revenues in excess of the increase in research and development expenses in 2006 and a decrease in revenue in excess of the decrease of research and development expenses in 2007.

Selling and Marketing Expenses. Selling and marketing expenses increased from $2.1 million in 2005 to $3.6 million in 2006 mainly due to a significant increase of our sales teams (especially in the United States as a result of the acquisition of Sentori), and due to an increase in commission expenses as the result of the increase in revenues and slightly further increased to $3.8 million in 2007 due to an increase of our global sales team. Selling and marketing expenses as a percentage of revenues increased from 13.8% in 2005 to 18.1% in 2006 due to an increase in selling and marketing expenses in excess of the increase of revenues and further increased to 20.8% in 2007 due to the decrease in revenue.

General and Administrative Expenses. General and administrative expenses increased from $1.5 million in 2005 to $2.1 million in 2006 and decreased to $1.8 million in 2007. The increase between 2005 and 2006 was mainly due to additional professional services, mainly legal.

Financial Income (Expenses). Financial income decreased from $1.3 million in 2005 to financial expenses of ($0.2) million in 2006. This decrease resulted mainly from a one-time penalty in the amount of approximately $1.33 million for premature withdrawal of two of our three deposits. Financial expenses in 2007 amounted to ($13.1) million primarily due to the other-than-temporary impairment in the value of our holding in auction rate securities investment in the amount of $15.2 million. See Item 5.B “Liquidity and Capital Resources” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” for more information.

Corporate Tax Rate

The general corporate tax rate in Israel is 34% for the 2005 tax year, 31% for the 2006 tax year and 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate has decreased to 27% for the 2008 tax year and is expected to decrease to 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Our effective tax rate, however, was 1% in 2005, 3% in 2006 and 2% in 2007 (before taking in consideration the one-time tax expenses in 2006 resulting from the finalization of the tax assessment for tax years 2003 to 2005). We experienced the lower effective tax rates in 2004 and 2005 primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959. In February 2007 we finalized tax assessments for the tax years 2003 to 2005 which resulted in an additional tax expense in 2006 of approximately $1.5 million. We cannot assure you that the low effective tax rates in 2005, 2006 and 2007 will be available for us in the future. For more information about the taxes to which we are subject, see above under the caption “Overview—Taxes on Income” and below under Item 10.E “Taxation.”

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained in Item 18. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2007, and we believe that the consolidated financial statements contained in Item 18 present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, customer claims, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed under the heading “Forward-Looking Statements” and in Item 3.D – “Risk Factors”.

We consider our most significant accounting policies to be those discussed below:

Revenue Recognition. We apply the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts (“SOP 97-2”), “Software Revenue Recognition” and Statement of Position 81-1 (“SOP 81-1”) “Accounting for performance of construction type and certain production type contracts”, as follows:

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

Provision for Doubtful Accounts. The provision for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We regularly evaluate the adequacy of this provision by taking into account variables such as past experience, age of the receivable balance, and current economic conditions that may affect a customer’s ability to pay. The use of different estimates or assumptions could produce different provision balances. If collection is not probable at the time the transaction is consummated, we do not recognize revenue until cash collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provision for doubtful accounts may be required.

Long-term Investment.  We account for our investment in auction rate securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” At December 31, 2007, our long-term investment was reported at fair value. Due to the lack of availability of observable market quotes on our investment in auction rate securities, the fair value was estimated by Houlihan Smith & Company, an investment advisor, based on a valuation model and an internal analysis by management of other-than-temporary impairment factors. The investment advisor’s model considered the structure of the security, the quality of the collateral and the default risks, and the liquidity determinants affecting the security.

Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported as a component of other comprehensive income in stockholders’ equity. We have concluded that the decline in value of our auction rate securities was other-than-temporary and recorded an impairment charge of $15.2 million for the year ended December 31, 2007.

The valuation of our investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact valuation include changes to credit ratings of the securities as well as the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral values, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. The estimated market value of our holding in auction rate securities at December 31, 2007 was approximately $5.1 million.

The credit and capital markets have continued to deteriorate in 2008. If uncertainties in these markets continue, these markets deteriorate further or the securities we hold are further downgraded, we may incur additional impairments to our investment portfolio.

Taxes on Income.

Substantially all of our production facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Income we have derived from the Approved Enterprise is tax exempt. In the event of distribution of cash dividends from tax-exempt income, we are required to pay up to 25% tax in respect of the amount distributed. For more information about Approved Enterprises, see Item 10.E “Taxation – Law for the Encouragement of Capital Investments, 1959” and Note 9 to our financial statements contained in Item 18.

In previous years, we did not provide for deferred taxes because we intended to reinvest the amounts of all such income and not to distribute dividends from such income. Commencing 2003, we changed our policy with regard to distribution of dividends out of earnings derived from tax-exempt income.

Due to the accumulated tax losses and since we do not have approved enterprise taxable income, no additional tax liability will be incurred by us as a result of dividend distribution from the balance of undistributed income.

Recently Issued Accounting Pronouncements.

Recently issued accounting pronouncements are described in note 1 paragraph t to the consolidated financial statements contained in Item 18.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2007, approximately 93% of our revenues were derived from sales outside Israel, which were denominated primarily in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

•	for transactions, exchange rates at the transaction dates or average rates; and

•	for other items (derived from non-monetary balance sheet items such as depreciation and amortization or similar items), historical exchange rates.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

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

As of December 31, 2007, we had approximately $12.4 million in cash and cash equivalents and $5.1 million in long-term investment, and our working capital was $13.4 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2005 was $0.9 million, attributable to our net income of $4.1 million and non-cash related items, net, in the amount of $0.8 million, offset by a net increase in operating assets and liabilities items in the amount of $4.0 million. Net cash provided by operating activities in 2006 was $0.6 million, attributable to our net income of $0.9 million and non-cash related items, net, in the amount of $1.6 million, offset by a net increase in operating assets and liabilities items in the amount of $1.9 million. Net cash provided by operating activities in 2007 was $4.7 million, attributable to our net income (before impairment of long-term investment) of $3.2 million and non-cash related items, net, in the amount of $1.3 million, and to a net decrease in operating assets and liabilities items in the amount of $0.1 million.

Cash Deposits. In March 2002, we deposited most of our cash in structured, callable time deposits. Under the arrangements with the banks, whether or not the deposits bore interest depended upon the prevailing U.S. dollar LIBOR rate. Interest was payable in respect of days during which the rate was within a certain range and no interest was payable in respect of days during which it exceeded the range. Until May 2005, we achieved relatively high interest rates of over 7% per annum. Starting in May 2005, due to the increase of the six-month LIBOR rate, the deposits did not bear interest, causing our financial income to decrease substantially starting in the third quarter of 2005. In the second quarter of 2006, we withdrew two of our three structured deposits accounts in the amount of $20 million. The financial expenses arising from the early redemption of these two deposits were $1.33 million. In the fourth quarter of 2006, the third and last structured deposit in the amount of $10 million was released with no penalty.

In December 2006, we purchased marketable debentures in the amount of $10 million with a stated term of 54 months. The debentures were presented in our balance sheet as investment and other non-current assets. In December 2007, we withdrew the debentures prior to their maturity for a total consideration amount of $9.996 million.

We hold an investment in the principal amount of $20.3 million in auction rate securities (hereafter – the "Security"), which are secured by collateralized debt obligations. Consistent with our investment guidelines, the Security held by us had AAA credit rating at the time of the purchase. With the liquidity stress experienced in credit markets the Security held by us at December 31, 2007 have experienced multiple failed auctions and hence became illiquid. In addition, the rating of the Security has been downgraded, and as of June 26, 2008 it is rated Ba1 by Moody’s and on CreditWatch with negative implications, and rated BBB by Standard & Poor’s. We are continuing to receive monthly interest payments on this security based on the stated terms.

The estimated market value of the Security as of December 31, 2007 was $5.1 million, which reflects a $15.2 million decline in value of the principal investment. We have concluded that this decline in value is other-than-temporary and hence recorded a $15.2 million impairment charge for the year ended December 31, 2007. This impairment had, and the ongoing illiquidity of the Security continues to have, a material adverse affect on our liquidity and capital resources. In 2006, the Security was presented as current assets under marketable securities on our balance sheet, given the liquidity provided by the auction mechanism. Under current conditions of multiple failed auctions, the Security is illiquid and as such has been reclassified from current assets to investments and non-current assets and is presented under long-term investments on our balance sheet as of December 31, 2007. If uncertainties in credit markets continue or if such markets deteriorate further, we may incur additional impairments to our investment in the Security. Any future impairment may have a material adverse affect on our liquidity and capital resources.

In accordance with our existing cash management policy, all our funds – with the exception of the auction rate securities - are currently invested in short-term bank deposits.

Net Cash Provided by/Used in Investing Activities. During 2005, 2006 and 2007, our principal investment activity was long-term bank deposits and marketable debentures. In 2005 we also used $4.2 million for the acquisition of Sentori, Inc. In 2007 we used $5.0 million for the acquisition of Omni Consulting.

Net Cash Provided by/Used in Financing Activities. In 2005, our financing activities used $4.8 million due to a cash dividend of $5.1 million, offset by $0.3 million in proceeds from the exercise of employee stock options. In 2006, our financing activities used $2.9 million due to cash dividend of $3.0 million, offset by $0.1 million in proceeds from the exercise of employee stock options. In 2007, our financing activities used $4.2 million due to a cash dividend of $4.3 million, offset by $0.1 million in proceeds from the exercise of employee stock options.

Capital Expenditures. During 2005, 2006 and 2007 the aggregate cash amounts of our capital expenditures were $0.6 million, $0.4 million, and $0.4 million, respectively. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003 the Company distributed aggregated cash dividends of approximately $1.05 per share to its shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007, and $0.20 per share in 2008. For information about our dividend policy, please see Item 8 – “Financial Information—Dividend Policy.”

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2007, our research and development department consisted of 173 employees out of a total of 323 employees.

D.	Trend Information

Our billing and customer care solutions target tier 2 and tier 3 service providers. The need for comprehensive billing solutions is driven by the market trend that requires service providers to introduce new services more rapidly, to be innovative in creating new product offers and to optimize business processes for maximum efficiency. In this environment, flexible and stable billing software is seen as business critical. If a system fails, or service quality is degraded, it can be highly detrimental to both a carrier’s ability to collect revenue and to its customer relations.

In our experience, the active markets lately are in the U.S. the rural mobile carriers that offer simple plans, mainly pay-as-you-go with either prepaid or pay-in-advance policies, the service providers worldwide that move towards IP networks and offer multiple services, and existing carriers that search for replacement of billing solutions as they diversify their offering and seek a convergent platform.

Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBX's) is a trend in which we are participating. Our goal is to develop marketing and sales relationships with the vendors of IP PBX's such as Avaya, Cisco Systems and 3Com under which our enterprise software will be sold together with these vendors’ systems. This requires us to develop new sales channels with the distributors of IP PBX's. This process is time consuming and requires the investment of some resources to conclude the necessary agreements and to certify and train these new channel partners.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$1,375,000	$782,000	$593,000	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	0	0	0	0	0
Total	$1,375,000	$782,000	$593,000	0	0

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:

Name	Age	Position
Monica Eisinger	50	President, Chairperson of the Board of Directors and Chief Executive Officer
Itay Barzilay	34	Chief Financial Officer
Doron Segal	43	Vice President – Engineering and Chief Technology Officer
Tal Shain	40	Vice President – Professional Services
Sagee Aran	44	Vice President – Sales for Asia Pacific and Africa and - Enterprise Solutions
Danny Engle	39	Vice President – Sales for North America
Ronen Levy	37	Vice President- Business Development
Amnon Neubach	64	Director
Mihail Rotenberg	55	Director

On June 16, 2008, our Board of Directors resolved to convene our 2008 annual general meeting on August 18, 2008 and resolved further that the agenda of the meeting will include the election of additional external directors.

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

Itay Barzilay. Mr. Barzilay has served as our Chief Financial Officer since May 2008. From 2003 to 2008, he held several financial management positions at Avaya Inc. From 2000 to 2002, he served as an Auditor and as a Corporate Finance Consultant at the Israeli affiliate of Ernst & Young. Mr. Barzilay is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics from Tel Aviv University and an M.B.A. degree from New York University, Stern School of Business.

Doron Segal. Mr. Segal has served as our Chief Technology Officer since October 2004 and as our Vice President of Engineering since July 2007. Prior thereto, he worked for eight years at Comverse, at which he held a number of positions including Assistant Vice President with responsibility for product requirement definition and product level design. Mr. Segal holds an M.Sc. degree in Computer Science from Bar Ilan University and a B.Sc. degree in Physics, Mathematics & Computer Science from the Hebrew University.

Sagee Aran. Mr. Aran joined our company in March 2000 and has served as our Vice President of Sales for Asia Pacific and Africa since November 2003 and as our Vice President of Enterprise Solutions from the beginning of 2006. Prior to that, Mr. Aran served as our Vice President of Professional Services. Prior to joining our company, he worked for seven years at HISH Ltd., a company specializing in process engineering and management, at which he held a number of positions including Operations Manager and International Sales and Marketing Manager. Mr. Aran holds a B.Sc. degree in Engineering from the Technion, Israel Institute of Technology.

Danny Engle. Mr. Engle is Vice President of North American Sales for Sentori. Mr. Engle joined Sentori in 2003 as Director of Sales, and later became Sentori’s Vice President of North American Sales. Prior to joining Sentori, Mr. Engle was District Manager at Siebel Systems, a leading CRM solutions provider; Director of Sales for SOTAS, a leading provider of network efficiency maximization tools for communication service providers. Mr. Engle holds a B.S. degree in Business Administration from the University of Texas.

Tal Shain Mr. Shain joined our company in June 1999 and has served as our Vice President of Professional Services since February 2006. Prior thereto, Mr. Shain served as our R&D Manager in Romania and Chief Architect. Mr. Shain holds a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology.

Ronen Levy. Mr. Levy has served as our Vice President of Business Development since June 2008. From 2006 to 2007, Mr. Levy held a number of key positions, including Business Manager EMEA and APAC at Viola Networks Ltd. From 2002 to 2003, he served as Corporate Development Director at Bezeq International Ltd. Mr. Levy holds a B.A. degree in Economics and an M.B.A. degree, both from Tel Aviv University.

Amnon Neubach. Mr. Neubach has served as an external director of our company since February 2001. From 2001 until 2003, Mr. Neubach served as Chairman of the Board of Pelephone Communications Ltd. Mr. Neubach has served as an economic consultant to several companies in the private sector since 1997. From 1995 to 1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990 to 1994 he served as the Minister of Economic Affairs in the Israeli Embassy in Washington, D.C. Currently Mr. Neubach serves as a director of Delta Ltd., Direct Insurance Ltd. and Aspen Ltd. Mr. Neubach also serves as the Chairman of the Board of two privately held companies. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

Mihail Rotenberg. Mr. Rotenberg has served as a director of our company since May 2008. He is the founder of BreezeCOM Ltd., which merged to become Alvarion Ltd., a wireless broadband pioneer and the leading provider of WiMAX. Mr. Rotenberg served as the Chief Executive Officer of BreezeCOM from 1993 to 2000. From 2000 to 2005 Mr. Rotenberg served as President and CEO of Accessnet SA, a wireless internet service provider in Romania, which was sold in 2005 to Clearwire Inc. Mr. Rotenberg holds a Ph.D. degree from Polytechnic University, Bucharest, Romania.

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2007 was approximately $1.1 million, including approximately $94,000 that was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2007, options to purchase 12,000 ordinary shares were granted to our directors and executive officers under our option plans.

Our shareholders in a meeting held on April 7, 2005, resolved to grant each of our five directors (at that time) options to purchase 18,000 ordinary shares. The exercise price of the options is $3.82, which was equal to the per share closing price of our ordinary shares on the Nasdaq Global Market on the trading date immediately preceding the shareholders meeting approving the grant. The options vested in three equal annual installments on February 1, 2006, 2007 and 2008 and will expire on February 8, 2012. The shareholders also approved to pay each non-executive director an annual fee of $8,000 and a participation fee of $400 per meeting, which is the same amount of fees that was paid to our external directors until mid 2008. Pursuant to a recent amendment to the regulations under the Israeli Companies Law governing the compensation of external directors, on May 14, 2008, our Board of Directors resolved that, commencing on July 1, 2008, each of our external directors will be entitled to receive an annual fee of NIS 42,600 (approximately $12,500) and a participation fee of NIS 2,200 (approximately $650) per meeting, which is equal to the median rate for companies of our size set forth in the regulations.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class II will expire in 2008, Class III in 2009 and Class I in 2010. Monica Eisinger is a member of Class I, Mihail Rotenberg is a member of Class II, and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

The initial term of an external director is three years and may be extended for one additional term of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each in certain circumstances described below. Mr. Neubach was re-elected to a third term as an external director on August 28, 2007. Mr. Zamir Bar-Zion’s second term as an external director expired on June 27, 2008. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting experience, as defined in the regulations, which our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise and that Mr. Amnon Neubach has such expertise.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

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

As mentioned above, the initial term of an external director is three years and may be extended for one additional term of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

•	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

•	the chairman of the board of directors; and

•	a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

Under the Companies Law, the role of the audit committee is to examine flaws in the management of the company’s business, in consultation with the internal auditor and the company's independent accountants, suggest remedial measures, and to approve specified related party transactions. Our audit committee consists of our external directors and Mr. Mihail Rotenberg.

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

All the members of our audit committee are “independent directors” under the Nasdaq rules and meet the additional qualifications for membership on an audit committee.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company's actions comply with the law and orderly business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. The accounting firm of Deloitte Touche Tohmatsu serves as our internal auditor.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company's profitability, assets or liabilities.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

Shareholders generally have the right to examine any document in the company's possession pertaining to any matter that requires shareholder approval. If this information is made public in Israel or elsewhere, we will file the information with the Securities and Exchange Commission in the United States.

For information concerning the direct and indirect personal interests of an office holder and principal shareholders in specified transactions with us, see Item 7.B “Related Party Transactions.”

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

Executive Officers

Our executive officers are appointed by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates upon 30 days’ written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Eisinger) following the termination of their employment with us. Monica Eisinger is entitled to severance pay upon termination of her employment by either her or us (other than by us for cause) and to receive, during each month of the six-month period following termination of her employment by us, or by her for cause, an amount of salary and benefits equal to her former monthly salary and other benefits. Under recent Israeli case law, the non-competition undertakings of employees may not be enforceable.

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2005	2006	2007
Approximate numbers of employees by geographic location
Israel	99	101	81
Romania	159	200	198
United States	23	16	13
United Kingdom	-	-	31
China	3	-	-
Total workforce	284	317	323
Approximate numbers of employees by category of activity
General and administration	17	19	18
Research and development	162	182	173
Professional services and customer support	78	87	106
Sales and marketing	27	29	26
Total workforce	284	317	323

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute amount to approximately 17.4% of wages, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 5.0% of his or her base salary and we contribute 13.3%. Each employee who agrees to participate in the Pension Fund contributes 5.0% or 5.5% of his or her base salary and we contribute 14.3%. Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes 2.5% of his or her base salary and we contribute 7.5%.

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

As of June 1, 2008, Monica Eisinger beneficially owned 4,200,888, or 19.4%, of our ordinary shares. This includes vested options to acquire 18,000 ordinary shares at an exercise price of $3.82, which expire on February 8, 2012. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

The option plans permit the issuance of options to acquire up to 4,306,000 ordinary shares. As of June 1, 2008, options to purchase 853,410 ordinary shares were outstanding and options for 979,790 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options. On April 13, 2004, our annual general meeting resolved to extend our share option plans until December 31, 2010.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 30, 2008, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Eisinger	4,200,888	(2)	19.4	%(1)
Lloyd I. Miller, III	1,270,850		5.9%
______________________

(1)	Based on 21,594,010 ordinary shares outstanding on June 1, 2008.
(2)	Includes 18,000 ordinary shares issuable upon the exercise of vested options

As of June 1, 2008, there were nine holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 12,475,374 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Financial Statements

See Item 18.

Legal Proceedings

On February 20, 2008, we filed a Statement of Claim with the Financial Industry Regulatory Authority and commenced arbitration against Credit Suisse Securities (LLC) and certain employees thereof that invested these funds on our behalf. The claim alleges, among other things, that the bank was supposed to invest the funds in highly liquid, highly safe, 28-day auction-rate securities, but -- without our authorization -- invested the funds in collateralized debt obligations (CDOs). In particular, the claim alleges that the bank invested the funds in a security called "Mantoloking CDO" without telling us that this was a CDO investment until after the purchase had already occurred. The claim also describes how, after the fact, the bank advised that the security, which has a stated maturity date in the year 2046, had been rolled "due to failed auction".

Our claim includes causes of action for fraud, violation of various NASD rules (including the NASD's suitability rule), violation of Section 10(b) of the U.S. Securities Exchange Act and SEC Rule 10b-5, negligent misrepresentation, breach of fiduciary duty, conversion, misappropriation and breach of contract. The claim seeks, among other things, damages and other relief from all of the respondents, including return of all the funds plus compensatory and punitive damages. We intend to pursue the arbitration vigorously. The arbitration, however, has just begun and no predictions of possible outcomes can be made at this time.

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

Period	High	Low
Last six months:
May 2008	1.25	1.17
April 2008	1.28	1.15
March 2008	1.63	1.17
February 2008	2.25	1.66
January 2008	2.39	2.00
December 2007	2.47	2.21

Last nine quarters:
Q1 2008	2.39	1.17
Q4 2007	2.52	2.21
Q3 2007	2.81	2.25
Q2 2007	3.05	2.66
Q1 2007	3.02	2.59
Q4 2006	2.83	2.47
Q3 2006	2.66	2.37
Q2 2006	3.18	2.40
Q1 2006	3.38	2.59

Period	High	Low
Last five years:
2007	3.05	2.21
2006	3.38	2.37
2005	5.64	2.56
2004	6.33	3.86
2003	6.34	1.24

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Tel Aviv Stock Exchange. The table contains actual prices in NIS, without adjustment for dividends paid on our ordinary shares.

Period	High	Low
Last six months:
May 2008	4.28	3.67
April 2008	4.53	4.07
March 2008	5.95	3.84
February 2008	8.49	6.17
January 2008	9.44	7.42
December 2007	9.75	8.87

Last nine quarters:
Q1 2008	9.44	3.84
Q4 2007	10.21	8.87
Q3 2007	12.24	9.94
Q2 2007	12.40	10.72
Q1 2007	12.97	10.76
Q4 2006	12.27	10.74
Q3 2006	11.51	10.69
Q2 2006	14.59	10.40
Q1 2006	15.55	11.79

Last five years:
2007	12.97	8.87
2006	15.55	10.40
2005	24.92	11.66
2004	28.54	17.03
2003	27.94	5.00

B.	Plan Of Distribution

Not applicable

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO, and on the Tel-Aviv Stock Exchange under the symbol MIND.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Associations

Objects and Purposes

We were first registered under Israeli law on April 6, 1995 as a private company, and on August 8, 2000 became a public company. Our registration number with the Israeli registrar of companies is 51-213448-7. The full details of our objects and purposes can be found in Section 2 of our Memorandum of Association filed with the Israeli registrar of companies. Among the objects and purposes stipulated are the following: “to engage in any kind of commercial and/or productive business and to engage in any action or endeavor which the company’s managers consider to be beneficial to the company.”

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

We have obtained an exemption from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. We file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and to refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company's authorized share capital;

•	a merger; or

•	approval of certain actions and transactions which require shareholder approval.

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

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders’ meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company and there is no 45% or more shareholder in the company. These requirements do not apply if the acquisition (i) is made in a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offer or and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the Companies Law requires that the acquisition be made by means of a tender offer for all of the outstanding shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

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

A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter. For additional information, please see Item 6.C “Board Practices”.

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:

•
a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:

•	proceedings we institute against him or instituted on our behalf or by another person;

•	a criminal charge from which he was acquitted; or

•	a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his duty of loyalty unless, with respect to indemnification or insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

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

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. Note that this tax structure and any resulting benefit may not apply for any income derived by our foreign subsidiaries, which subsidiaries may be taxed according to tax laws applicable to their country of residence. The following also contains a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or courts will accept the views expressed in the discussion in question.

Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 31% for the 2006 tax year and 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate has decreased to 27% for the 2008 tax year and is expected to decrease to 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. The general rate of capital gains tax in Israel to which Israeli companies are subject is 25%, for capital gains derived after January 1, 2003 other than gains deriving from the sale of listed securities (regarding the last statement, it relates only to assets that were purchased after 1.1.03. If the asset was purchased before 1.1.03, and sold after said date, the applicable tax rate will be determined according to a blended tax rates of 25% and the corporate tax rate that was in force on the date of the sale (based on a linear calculation)). However, the effective tax rate payable by a company which derives income from an “Approved Enterprise” (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

General

The Law for Encouragement of Capital Investments, 1959, or the Investments Law, as in effect until 2005, provided that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise”. Please see discussion below regarding an amendment to the Investments Law.

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income derived from the specific Approved Enterprise. Tax benefits under the Investments Law will also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right of royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits under the Investments Law are usually not available with respect to income derived from products manufactured outside of Israel.

Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents (“foreign investment level”). The tax rate is:

•	20% if the foreign investment level is 49% or more but less than 74%;

•	15% if the foreign investment level is 74% or more but less than 90%; and

•	10% if the foreign investment level is 90% or more.

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

General Requirements by the Investment Center

The benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits, linked to the Israeli consumer price index and interest. These conditions include:

•	adhering to the business plan contained in the application to the Investment Center;

•	financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of shares;

•	filing regular reports with the Investment Center with respect to the Approved Enterprise; and

•	obtaining the approval of the Investment Center for changes in the ownership of a company.

The Company’s Approved Enterprises

Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. Since our manufacturing facilities are located in an area that was designated by the State of Israel as “Development Area A” at the time of the approval of our three existing Approved Enterprises, and since we elected to receive the alternative package of benefits (involving waiver of investment grants), our income derived from each Approved Enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from each Approved Enterprise. To date, we have three Approved Enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired at the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and will expire at the end of 2009. The period of tax benefits in respect of the third approved enterprise has not yet commenced.

Dividends Taxation

When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year’s profits to declare dividends. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is generally 10% to 25%, depending upon the extent of foreign investment in the Company, and to withhold at source on behalf of the recipient of the dividend an additional 15% of the amount distributed.

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

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

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

•
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

•
A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is “abundant in foreign investment” (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changed the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive from 2003.

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

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from capital gains, interest and dividends, is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial production activity.

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

•
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

•	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

The Israeli Income Tax Ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations to adjust their tax returns based on exchange rate fluctuations of the NIS against the U.S. dollar rather than changes in the Israeli consumer price index, or CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company more than 25% of the share capital of which in terms of rights to profits, voting and appointment of directors, and of the combined share capital of which including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change the election for a period of three years following the election. We adjust our tax returns based on the changes in the Israeli CPI. Because we qualify as a “Foreign-Invested Company,” we are entitled to measure our results for tax purposes on the basis of changes in the exchange rate of the U.S. dollar in future tax years.

On February 26, 2008, the Israeli parliament approved an amendment to the Inflationary Adjustments Law, which limits the applicability of such law so that it will cease to apply after the 2007 tax year.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “Transfer Pricing Regulations”). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

Capital Gains Tax on the Sale of our Ordinary Shares

General

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a taxpayer may elect the actual adjusted cost of the shares as the tax basis provided he can provide sufficient proof of such adjusted cost.

Non-Residents of Israel

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains are not derived from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not attributed to a permanent establishment in Israel and that such shareholders are not subject to the Inflationary Adjustments Law and did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Furthermore, under the Tax Treaty Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, known as the U.S.-Israel Tax Treaty, a holder of ordinary shares who holds the ordinary shares as a capital asset and who qualifies as a U.S. resident within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty will be generally exempted from Israeli capital gains tax on the sale, exchange or disposition of ordinary shares unless: (i) the holder owned, directly or indirectly, 10% or more of our voting power at any time during the 12-month period before the sale, exchange or disposition; or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.

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

Dividend Taxation

Income Taxes on Dividends Distributed by the Company to Israeli Residents

The distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 20% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company, to both individuals and corporations, is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the company when the dividend is paid of these profits – up to 25% tax).

In addition, if an Individual Israeli shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the dividend (not source from Approved Enterprise income) will be 25%. The withholding tax by the Company on such dividend would remain 20%.

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Approved Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 20%. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the company when the dividend is paid of these profits – up to 25% tax).

Generally, under the U.S-Israel Tax Treaty the maximum rate of withholding tax on dividends paid to a shareholder who is a resident of the United States (as defined in the U.S. – Israel Tax Treaty) will be 25%. However, when a U.S. tax resident corporation is the recipient of the dividend, the withholding tax rate on a dividend out of regular (non-Approved Enterprise) profits may be reduced to 12.5% under the U.S-Israel Tax Treaty, where the following conditions are met:

(a)	the recipient corporation owns at least 10% of the outstanding voting rights of the Company for all of the period preceding the dividend during the Company’s current and prior taxable year; and
(b)	generally not more than 25% of the gross income of the paying corporation for its prior tax year consists of certain interest and dividend income.
Otherwise, the usual rates apply.

United States Federal Income Tax Considerations

Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of the ordinary shares to a U.S. holder.

A U.S. holder is:

•	an individual citizen or resident of the United States;

•	a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

•
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

Distributions on the Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status”, a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares.

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

Subject to the limitations set forth in the Code, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income payable with respect each such class. In this regard, dividends paid by us will generally be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your own tax advisor to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status”, upon the sale or exchange of the ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange.

Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature, referred to as the “Income Test”, or (ii) the average percentage of its assets during such tax year which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more, referred to as the “Asset Test”.

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. However, the legislative history of the U.S. Taxpayer Relief Act of 1997, referred to as the 1997 Act, indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities”. It is unclear under current interpretations of the 1997 Act whether other approaches could be employed to determine the value of our assets. Based on application of the approach of the 1997 Act, there is a reasonable likelihood that we may not be deemed a PFIC starting 2003. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder’s holding period of ordinary shares and the U.S. holder does not make a QEF election or a “mark-to-market“ election (both as described below), any gain recognized by the U.S. holder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income generally would be allocated over a U.S. holder’s holding period with respect to our ordinary shares. The amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during the U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. holder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis in these ordinary shares.

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

A shareholder may make a QEF election with respect to a PFIC for any taxable year of the shareholder. A QEF election is effective for the year in which the election is made and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. holder making the QEF election must make the election on or before the due date, as extended, for the filing of the shareholder’s income tax return for the first taxable year to which the election will apply.

A U.S. holder must make a QEF election by completing Form 8621 and attaching it to their U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. We will provide to each shareholder, upon request, the tax information required to make a QEF election and to make subsequent annual filings.

As an alternative to a QEF election, a U.S. holder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of his ordinary shares and the adjusted tax basis of his ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.

Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC for each year and the eligibility, manner and advisability of making a QEF election or a mark-to-market election, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to a U.S. holder.

Backup Withholding

A U.S. holder may be subject to backup withholding at rate of 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations, or if a U.S. holder provides a tax payer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

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

Non-U.S. holders generally will be subject to information reporting and backup withholding at a rate of 31% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F.	Dividends and paying agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2007.

Currency	Current Monetary Assets (Liabilities)-net
(In US $ thousands)
NIS	(135)
Euro	2,362
Romanian Ron	(353)
Other non-dollar currencies	309
2,183

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

At December 31, 2007, we held investments in auction rate securities called "Mantoloking CDO 2006 LTD SER 2006-1A Class A-2, ISIN#US564616AB65" (the "Security") in the principal amount of $20.3 million. The stated maturity of these securities is 2046. For a general description of certain types of auction rate securities, see Section D ("Risk Factors") above. While the liquidity of the Security has been significantly impacted by market conditions, we continue to receive interest payments every month. The estimated market value of the Security at December 31, 2007 was approximately $5.1 million, which reflects a $15.2 million adjustment to the principal value of $20.3 million (see also note 11(d) to our consolidated financial statements under Item 18).

Recently we were advised that the Security has been downgraded to Ba1 by Moody's and on CreditWatch with negative implications.  The Security remains rated BBB by Standard & Poor’s. As of June16, 2008, the estimated fair value of the security was $4.7 million.

As of December 31, 2007, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2007, the proceeds were used for acquisitions, investments in marketable securities and debentures, and dividend payments.

Item 15T.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2007 and concluded that our internal control over financial reporting was effective as of December 31, 2007.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Financial Control Over Financial Reporting

As we previously reported, in 2007, subsequent to the filing of our initial annual report on Form 20-F for the year ended December 31, 2006, we determined that we were required to restate our previously issued financial statements to correct an error in the balance sheet as of December 31, 2006 and in the statement of cash flows for the year ended December 31, 2006 relating to the classification of our holding in auction rate securities as cash equivalents rather than short-term marketable securities. In connection with the restatement, management determined that a material weakness in internal control over financial reporting existed as of December 31, 2006 because at that time we did not have effective controls designed and in place to ensure that our investments were classified in accordance with generally accepted accounting principles. In order to address that failure, we enhanced our controls in 2007 to include a review of all our investment instruments for proper classification.

Item 16A.	Audit Committee Financial Expert

Our board of directors has designated Mr. Amnon Neubach as our “audit committee financial expert” as defined by the SEC rules.

Item 16B.	Code of Ethics

In April 2004, our board of directors adopted our Code of Ethics, a code that applies to all of our directors and employees.

Item 16C.	Principal Accountant Fees and Services

In the annual meeting held in August 2007, our shareholders re-appointed Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2006	2007
Audit Fees	$55,000	$75,000
Audit-Related Fees	0	0
Tax Fees	5,000	5,000
All Other Fees	0	0
Total	$60,000	$80,000

Tax Fees. Services comprising fees disclosed under this category includes: preparation of original and amended tax returns; claims for refund; tax advice and assistance related to: dividend distribution, approved enterprise and tax audits and appeals.

Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2007 are attached to this Annual Report.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1*	Memorandum of Association, as amended

1.2***	Articles of Association, as amended

4.1**	MIND 1998 Share Option Plan

4.2**	MIND 2000 Share Option Plan

8	List of Subsidiaries

10.1	Consent of Kesselman & Kesselman

11**	Code of Ethics and Business Conduct

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

13.2	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

15.1	Consent of Houlihan Smith & Company

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (Commission file number 000-31215).

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (Commission file number 000-31215).

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (Commission file number 000-31215).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Eisinger

By:	Monica Eisinger
Title:	President & CEO
Date:	June 30, 2008

MIND C.T.I. LTD.
(An Israeli Corporation)
2007 CONSOLIDATED FINANCIAL STATEMENTS

MIND C.T.I. LTD.
(An Israeli Corporation)
2007 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
MIND C.T.I. LTD.

We have audited the consolidated balance sheets of Mind C.T.I. Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1(n) to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based payment to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment".

Tel-Aviv, Israel	Kesselman & Kesselman
June 30, 2008	Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

MIND C.T.I. LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2006
	U.S. dollars in thousands
Assets
CURRENT ASSETS (note 10):
Cash and cash equivalents (note 11a)	$12,390	$4,771
Marketable securities	21	22,800
Accounts receivable (note 11b):
Trade	4,967	5,385
Other	135	124
Prepaid expenses	166	107
Deferred income taxes (note 9e)	131	154
Inventories	44	35
Total current assets	17,854	33,376
INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable debentures (note 11c)		10,000
Long-term investment (note 11c)	5,113
Other (note 11d)	968	1,003
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization (note 3)	1,616	1,558
INTANGIBLE ASSETS, net of accumulated amortization (note 5)	1,951	888
GOODWILL (note 4)	10,224	6,966
Total assets	$37,726	$53,791

Liabilities and shareholders’ equity
CURRENT LIABILITIES (note 10):
Accounts payable and accruals:
Trade	$741	$464
Other (note 11e)	2,406	2,509
Deferred revenues (note 11f)	1,053	1,236
Advances from customers	213	241
Total current liabilities	4,413	4,450
EMPLOYEE RIGHTS UPON RETIREMENT (note 6)	1,504	1,482
COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
Total liabilities	5,917	5,932
SHAREHOLDERS’ EQUITY (note 8):
Share capital - ordinary shares of
NIS 0.01 par value (authorized as of December 31, 2007 and 2006 - 88,000,000 shares; issued and outstanding: December 31, 2007 – 21,594,010 shares; December 31, 2006 – 21,547,019 shares)	54	54
Additional paid-in capital	57,880	59,872
Differences from translation of foreign currency financial statements of a subsidiary	(141)
Accumulated deficit	(25,984)	(12,067)
Total shareholders’ equity	31,809	47,859
Total liabilities and shareholders’ equity	$37,726	$53,791

Amnon Neubach	Monica Eisinger
Director	Chairperson of the Board of Directors,
President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2007	2006	2005
	U.S. dollars in thousands, except per share data
REVENUES (note 12a):
Sales of licenses	$5,903	$8,467	$7,420
Services	12,544	11,593	8,181
	18,447	20,060	15,601
COST OF REVENUES	5,784	5,675	4,015
GROSS PROFIT	12,663	14,385	11,586
RESEARCH AND DEVELOPMENT EXPENSES (note 12b)	5,714	6,118	5,086
SELLING AND MARKETING EXPENSES (note 12c)	3,846	3,628	2,148
GENERAL AND ADMINISTRATIVE EXPENSES (note 12d)	1,845	2,135	1,507
OPERATING INCOME	1,258	2,504	2,845
FINANCIAL INCOME (EXPENSES):
IMPAIRMENT OF AUCTION RATE SECURITIES (note 11c)	(15,187)
OTHER FINANCIAL INCOME (EXPENSES) - net (note 12e)	2,082	(222)	1,260
INCOME (LOSS) BEFORE TAXES ON INCOME	(11,847)	2,282	4,105
TAXES ON INCOME (note 9)	108	1,373	43
NET INCOME (LOSS) FOR THE YEAR	$(11,955)	$909	$4,062

EARNINGS (LOSS) PER ORDINARY SHARE (note 12f)-
Basic and diluted	$(0.55)	$0.04	$0.19
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS
PER ORDINARY SHARE – IN THOUSANDS (note 12f):
Basic	21,586	21,515	21,431
Diluted	21,586	21,546	21,619

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Differences from
				translation of foreign
	Share capital		Additional	currency financial
	Number		paid-in	statement of	Accumulated
	of shares	Amount	capital	a subsidiary	deficit	Total
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2005	21,281	$53	$59,077		$(8,886)	$50,244
CHANGES DURING 2005:
Net income					4,062	4,062
Dividend paid					(5,143)	(5,143)
Employee stock options exercised	182	*	322			322
BALANCE AT DECEMBER 31, 2005	21,463	53	59,399		(9,967)	49,485
CHANGES DURING 2006:
Net income					909	909
Dividend paid					(3,009)	(3,009)
Employees share based compensation expenses			325			325
Employee stock options exercised	84	1	148			149
BALANCE AT DECEMBER 31, 2006	21,547	54	59,872		(12,067)	47,859
CHANGES DURING 2007:
Translation adjustments				$(141)		(141)
Loss					(11,955)	(11,955)
Total comprehensive loss				(141)	(11,955)	(12,096)
Dividend paid (note 8b)			(2,356)		(1,962)	(4,318)
Employees share based compensation expenses			269			269
Employee stock options exercised	47	*	95			95
BALANCE AT DECEMBER 31, 2007	21,594	$54	$57,880	$(141)	$(25,984)	$31,809

* Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

(Continued - 1)

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2007	2006	2005
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(11,955)	$909	$4,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	950	1,391	987
Impairment of auction rate securities	15,187
Deferred income taxes, net	78	(293)
Accrued severance pay	22	176	(151)
Capital loss (gain) on sale of property and equipment	8	(3)	(38)
Employees share based compensation	269	325
Realized loss on sale of marketable debentures held-to-maturity	4
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	1,330	(1,996)	196
Interest accrued on long-term bank deposits and marketable debentures	19	(37)	242
Other	(11)	558	85
Increase in prepaid expenses	(17)	(21)	(37)
Increase in inventories	(9)	(5)	(12)
Increase (decrease) in accounts payable and accruals:
Trade	156	(222)	(697)
Other	(1,127)	768	(1,510)
Decrease in deferred revenues	(205)	(408)	(799)
Decrease in advances from customers	(28)	(549)	(1,467)
Net cash provided by operating activities	4,671	593	861
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(166,300)	(200,550)
Sale of marketable securities	168,800	177,750
Purchase of property and equipment	(445)	(379)	(589)
Acquisition of subsidiaries, net of cash acquired (a)	(4,979)		(4,233)
Severance pay funds	(20)	(119)	94
Investment in long-term bank deposits			(10,000)
Sale (acquisition) of marketable debentures held-to-maturity	9,996	(10,000)
Withdrawal of long-term bank deposits		30,000	10,000
Proceeds from sale of property and equipment	139	162	175
Net cash provided by (used in) investing activities	7,191	(3,136)	(4,553)
CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	95	149	322
Dividend paid	(4,318)	(3,009)	(5,143)
Net cash used in financing activities	(4,223)	(2,860)	(4,821)
TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(20)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,619	(5,403)	(8,513)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,771	10,174	18,687
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,390	$4,771	$10,174
SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES -
cash paid during the year for income tax	$902	$39	$20

(Concluded - 2)

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2007	2005
	U.S. dollars in thousands
(a) Acquisition of subsidiaries:
Assets and liabilities of the subsidiaries upon acquisition:
Working capital (excluding cash and cash equivalents)	$(176)	$(4,881)
Property and equipment	239	277
Intangible assets	1,577	1,871
Goodwill	3,339	6,966
Cash paid – net	$4,979	$4,233

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

MIND C.T.I. Ltd. (the “Company”) is an Israeli company, which together with its subsidiaries, develops, manufactures and markets billing and customer care software products for wireless, wire-line and next-generation carriers that provide voice, data and internet protocol ("IP") services. The Company also provides a call management system used by enterprises for call accounting, traffic analysis and fraud detection.

The Company has wholly-owned subsidiaries in the United States, Romania and U.K.

2)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America.

3)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company's consolidated financial statements relate to revenue recognition of products sales using the percentage completion method and the valuation of auction rate securities.

4)	Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries, except the subsidiary in the U.K. as described below, are conducted is the U.S. dollar (“dollar” or “$”). Most of the Company’s revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, most marketing and service costs are incurred outside Israel, primarily in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

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

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The functional currency of the subsidiary in the U.K. is the British Pound. The financial statements of this subsidiary are included in consolidation, based on translation into U.S. dollars in accordance with Statement of Financial Accounting Standards (“FAS”) 52 of the Financial Accounting Standards Board of the United States (“FASB”): assets and liabilities are translated at year-end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity, under other comprehensive income (loss).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

2)	Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Inventories

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories compounds of acquired hardware.

e.	Marketable securities and debentures

The Company accounts for its investment in marketable securities and debentures using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Marketable securities consist mainly of investment in auction rate securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. Changes in fair value, net of taxes, if applicable, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge (see also note 11(c)).

Marketable debentures are classified as held-to-maturity when the Company has the positive intent and ability to hold the debentures to maturity and are stated at amortized cost.The amortized cost of held-to-maturity debentures is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statements of operations as financial income or expenses, as appropriate.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:
%
Computers and electronic equipment	15-33
(mainly 33)
Office furniture and equipment	6-7
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

g.	Intangible assets

These assets represent technology, backlog and customer relationship acquired (see note 5), are stated at cost and amortized as follows:
Technology and customer relationship are amortized by the straight-line method over an estimated period of useful lives (Technology – 3-5 years; Customer relationship – 5 years).
Backlog is amortized according to the related revenue recognition.

h.	Goodwill

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Goodwill is not amortized but rather tested for impairment at least annually. The Company performs annual testing for impairment of the goodwill during the third quarter of each year. As of December 31, 2007, the Company has determined that there is no impairment with respect to the goodwill.

i.	Impairment of long-lived assets and definite life intangible assets

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

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Deferred income taxes:

1)
Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not change as a result of implementing FIN 48. The adoption of FIN 48 did not effect on the Company’s financial statements.

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

3)
Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, and not to realize them.

k.	Revenue recognition

The Company’s revenues consist of revenues generated from sales of billing and customer care software products to service providers and call management software to enterprises, as well as revenues generated from integration and implementation services provided in connection with software products, Maintenance services consisting of “when-and-if-available” software product upgrades and enhancements and customer telephone support and training. The Company recognizes revenue net of VAT.

The Company applies the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts (“SOP 97-2”), “Software Revenue Recognition” and Statement of Position 81-1 (“SOP 81-1”) “Accounting for performance of construction type and certain production type contracts”, as follows:

i)	Licenses

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

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

ii)	Services

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

l.	Research and development expenses

Pursuant to FAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

m.	Allowance for doubtful accounts

The allowance is determined for specific debts doubtful of collection.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Share based payment

Prior to January 1, 2006, the Company accounted for employees’ share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with Statement of Financial Accounting Standards No. 123 - “Accounting for Stock-Based Compensation” (“FAS 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, the company disclosed pro forma information, assuming the company had accounted for employees’ share-based payments using the fair value-based method defined in FAS 123.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) supersedes APB 25 and related interpretations and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (“FAS 95”). FAS 123(R) requires awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R) including use of simplified method for estimating the expected term of employee's stock options.

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

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards”. The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to FAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based payment, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123(R).

Share-based employee compensation cost for the year ended December 31, 2005 was determined using the intrinsic value method. The following table provides pro forma financial information as if Share-based employee compensation cost had been computed under FAS 123:

Year ended December 31, 2005
U.S. dollars in thousands, except per share data
Net income, as reported	$4,062
Deduct - share -based employee compensation costs for all awards determined under fair value method	(252)
Pro forma net income	$3,810
Net income per share:
Basic and diluted - as reported	$0.19
Basic and diluted - pro forma	$0.18

o.	Advertising expenses

These expenses are charged to income as incurred. Advertising expenses totaled $ 43,000,
$ 24,000 and $ 37,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

p.	Comprehensive income

Comprehensive income (loss) component other than net income is currency translation adjustments.

q.	Earnings per share ("EPS")

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.
Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Linkage basis

Balances the linkage arrangements in respect of which stipulate linkage to the last index published prior to date of payment are stated on the basis of the last index published prior to balance sheet date (the index for November).

s.	Concentration of credit risks

The Company's long term securities portfolio at December 31, 2007 consists of auction rate securities. Factors that may impact the securities' valuation include changes to credit ratings of the securities as well as the underlying assets supporting these securities, rates of default of the underlying assets, underlying collateral values, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. The credit risk in respect of these securities is significant.

Most of the Company’s and its subsidiaries cash and cash equivalents at December 31, 2007 and 2006 were deposited with Israeli, European and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is insignificant.

The Company's revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

t.	Recently issued accounting pronouncements:

1)
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP 157-2 "Effective Date of FASB Statement No. 157." FSP 157-1 excludes, in certain circumstances, SFAS 13 and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13 from the provision of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS 157 for such instruments to fiscal years beginning after November 15, 2008, and interim periods within those fiscal (January 1, 2009, for the Company). The Company is currently assessing the impact that SFAS 157 will have on its consolidated financial statements.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)
In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This standard permits entities to choose to measure various financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements.

3)
In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options. SAB 107, which was applied by the Company for estimating the expected term of employee's stock options, previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The Company does not expect that the adoption of SAB 110 will have material impact on its consolidated financial statements. The Company is currently evaulating the impact that the adoption of SAB 110 would have on its consolidated financial statements.

4)
In December 2007, the FASB issued FAS No. 141 (revised 2007) (“FAS 141R”), “Business Combinations”. FAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will generally be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2009. The Company believes that the adoption of FAS 141R could have an impact on its consolidated financialstatements; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

u.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS:

a.	Omni Consulting Company Limited

On October 10, 2007 (“Acquisition date”), the Company acquired 100% of the shares conferring ownership and control in Omni Consulting Company Limited (“Omni”) for an aggregate consideration of $ 5,972 thousands in cash (including related expenses). In addition, subject to the achievement of agreed performance related earn-outs, which have not yet been met, the Company undertook to make payments to the sellers through the third quarter of 2009, up to a maximum of approximately $1.5 million, which if paid will be recorded as additional goodwill. Omni provides billing and customer care software solutions to carriers. Omni was founded in 1996, and is based in Reading, U.K. The main purpose of the acquisition was to facilitate the Company in penetrating the U.K. market. During December 2007, Omni changed its name to Mind Software Limited.

The acquisition was accounted for using the purchase method under FAS 141 (“Business Combinations”). Based upon an appraisal, performed by management with the assistance of independent appraisers, the purchase price was allocated to those assets acquired and liabilities assumed based on the estimated fair value of those assets and liabilities as of October 10, 2007. Identifiable intangible assets, which are depreciated by the straight-line method over 5 years, consist of acquired technology in the amount of approximate $ 1,102 thousands and customer relationship in the amount of approximate $ 475 thousands. Goodwill of approximate $ 3,339 thousands represents the excess of the purchase price over the fair-value of the net tangible and identifiable assets acquired. The financial statements of Omni have been consolidated for the first time in 2007. The consolidated statement of operations for the year 2007 includes the results of the operations of Omni for the period from the acquisition date to December 31, 2007.

The following table summarizes the fair value of the assets acquired and liabilities assumed with reference to the acquisition of Omni as of the acquisition date:

U.S. dollars in thousands
Current assets	$1,976
Property and equipment	239
Identifiable Intangible assets	1,577
Goodwill	3,339
Current liabilities	(1,159)
$5,972

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS (continued):

Hereafter are certain unaudited pro forma combined statement of income data for the years ended December 31, 2007 and 2006, as if the acquisition of Omni occurred on January 1, 2007 and 2006, respectively, after giving effect to the purchase accounting adjustments, including amortization of identifiable intangible assets. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2007 and 2006, respectively, nor is it necessarily indicative of future results.

	Year ended December 31
	2007	2006
	U.S. dollars in thousands (except per share data)
	(Unaudited)
Revenues	$22,513	$24,263
Net income (loss)	(11,914)	1,007
Net income (loss) per share – basic and diluted	(0.55)	0.05

b.	Sentori Inc.

On August 8, 2005, the Company acquired 100% of the shares conferring ownership and control in Sentori, Inc (“Sentori”) for an aggregate consideration of $4,426 thousands in cash. Sentori provides billing and customer care software solutions mainly to mobile carriers and Mobile Virtual Network Operators ( “MVNO”). Sentori was founded in 1994, and is based in the Washington, DC metro area. The main purpose of the acquisition was to facilitate the Company in penetrating the U.S. market.

The acquisition was accounted for using the purchase method under FAS 141 (“Business Combinations”). Based upon an appraisal, performed by management with the assistance of independent appraisers, the purchase price was allocated to those assets acquired and liabilities assumed based on the estimated fair value of those assets and liabilities as of August 8, 2005 (“Acquisition date”).

Identifiable intangible assets consist of acquired technology in the amount of $671,000, customer relationship in the amount of $682,000 and backlog in the amount of $518,000. Goodwill of $6,966 thousands represents the excess of the purchase price over the fair-value of the net tangible and identifiable assets acquired. The financial statements of Sentori have been consolidated for the first time in 2005. The consolidated statement of operations for the year 2005 includes the results of the operations of Sentori for the period from the acquisition date to December 31, 2005.

The technology and customer relationship acquired in August 2005 are amortized by the straight-line method over an estimated period of useful lives (Technology- 3 years, Customer relationship- 5 years). The backlog was amortized according to the related revenue recognition

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS (continued):

The following table summarizes the fair value of the assets acquired and liabilities assumed with reference to the acquisition of Sentori:

U.S. dollars in thousands
Current assets	$374
Property and equipment	277
Identifiable Intangible assets	1,871
Goodwill	6,966
Current liabilities	(5,062)
$4,426

Hereafter are certain unaudited pro forma combined statement of income data for the year ended December 31, 2005, as if the acquisition of Sentori occurred on January 1, 2005, after giving effect to the purchase accounting adjustments, including amortization of identifiable intangible assets. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005, nor is it necessarily indicative of future results.

Year ended December 31, 2005
U.S. dollars in thousands (except per share data)
(Unaudited)
Revenues	$19,619
Net income	$3,201
Net income per share - basic and diluted	$0.15

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2007	2006
	U.S. dollars in thousands
Computers and electronic equipment	$3,601	$3,149
Land	263	251
Office furniture and equipment	498	480
Vehicles	968	1,062
Leasehold improvements	1	1
	5,331	4,943
Less - accumulated depreciation and amortization	3,715	3,385
	$1,616	$1,558

b.	Depreciation and amortization expenses totaled $ 474,000, $ 619,000 and $ 526,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 4 – GOODWILL:

Composition of goodwill and the changes during 2007, are as follows:

Cost
Balance at beginning of year	Purchase during the year	Other changes *	Balance at end of year
U. S. dollars In thousands
6,966	3,339	(81)	10,224

The goodwill acquired in August 2005 and October 2007 and was not impaired since, see also note 2.

*	Differences from translating the financial statements of a consolidated company denominated in foreign currency.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - INTANGIBLE ASSETS:

Composed as follows:

	December 31, 2007		December 31, 2006		December 31
					2007	2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Depreciated balance
	U.S. dollars in thousands
Customer relationship	$1,146	$351	$682	$190	$795	$492
Technology	2,746	1,590	1,671	1,313	1,156	358
Backlog	518	518	518	480	-,-	38
	$4,410	$2,459	$2,871	$1,983	$1,951	$888

Amortization expenses totaled $ 476,000, $ 772,000 and $ 461,000 in the years ended
December 31, 2007, 2006 and 2005, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2007:

U.S. dollars in thousands
Year ended December 31:
2008	$579
2009	444
2010	390
2011	307
2012	231
$1,951

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT:

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

The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31
	2007	2006
	U.S. dollars in thousands
Accrued severance pay	$1,504	$1,482
Less - amounts funded (presented in “other assets”)	(840)	(820)
Unfunded balance	$664	$662

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

The Company may only make withdrawals from the funds for the purpose of paying severance pay.

b.	The severance pay expenses were $ 243,000, $ 344,000 and $ 250,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

c.	The earnings on the amounts funded in the years ended December 31, 2007, 2006 and 2005 are not material.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

d.	The Company expects to pay the following future benefits to its employees upon their normal retirement age:

U.S. dollars in thousands
2008	-,-
2009	6
2010	-,-
2011	-,-
2012	-,-
2013-2017	13

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Lease commitments

The Company and its subsidiaries entered into premises lease agreements that will expire between 2008 and 2010.

The rental payments for the premises in the United States are payable in dollars, the rental payments for the premises in the United Kingdom are payable in British pounds, the rental payments for the premises in the Israel are payable in NIS and the rental payments for the premises in Romania are payable in Euros.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2007, are as follows:

U.S. dollars in thousands
Years ending December 31:
2008	$782
2009	557
2010	36
$1,375

Rental expense totaled $ 803,000, $ 708,000 and $ 464,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	Contingent liabilities:

1)
On November 4, 2007 a claim was filed by the Manufacturers Association of Israel against the Company in respect of amounts allegedly due to the association for membership fees. A provision has been made for possible losses on the claim that, in the opinion of the Company’s and its managements, is reasonable, based on their experience and their legal counsel’s opinion.

2)
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

3)	As to earn-outs regarding the acquisition of Omni, see note 2(a).

NOTE 8 - SHAREHOLDERS’ EQUITY:

a.	Share capital

The Company’s ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol MNDO and on the Tel-Aviv Stock Exchange.

b.	Dividend

During 2007, the Company paid dividend to its shareholders approximately $4.3 million. Since the Company at that time had insufficient statutory retained earnings, the distribution was done partially from available statutory retained earnings and the residual amount by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court order, in accordance to the Israeli Companies Law.

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

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

The Company paid dividend to its shareholders in the amounts of $4.3 million, $3.0 million and $5.1 million during 2007, 2006 and 2005, respectively.

Dividends paid per share in the years ended December 31, 2007, 2006 and 2005 were $0.20, $0.14 and $ 0.24, respectively.

c.	Stock option plans:

1)
In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 and in 2003 (the “1998 Plan”). During 2004, the Board of Directors approved an employee stock option plan (the “2000 Plan”). Under the 1998 Plan (as amended in 2000 and in 2003) and the 2000 plan, options for up to 4,306,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

The Board of Directors determines the exercise price and the vesting period of the options granted. The options vest over three to five years. Options not exercised will expire approximately 5-7 years after they are granted.

The compensation costs charged against income for all of the Company's equity remuneration plans during 2007 and 2006 were approximately $269,000 and $325,000, respectively without any reduction in income taxes.

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

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

The following is a summary of the status of the 1998 Plan and 2000 plan as of December 31, 2007, 2006 and 2005, and changes during the years ended on those dates:

	Years ended December 31
	2007		2006		2005
	Number	Weighted average Exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	1,230,101	$3.41	1,951,290	$4.06	1,749,680	$4.26
Changes during year:
Granted(a)(b)	96,000	$2.77	380,400	3.09	736,000	3.08
Exercised	(46,991)	$2.01	(84,039)	1.77	(181,500)	1.77
Forfeited	(228,500)	$3.26	(546,440)	3.36	(236,840)	3.57
Expired	(91,600)	$3.95	(471,110)	6.19	(116,050)	5.55
Options outstanding at end of year	959,010	$3.39	1,230,101	$3.41	1,951,290	$4.06
Options exercisable at end of year	540,910	$3.52	441,101	$3.46	764,480	$4.87
Weighted average grant date fair value of options granted during the year (c)		$0.94		$1.19		$0.84
(a) Including options
granted to:
The Company’s
Chairperson of
the Board of
Directors,
President and
Chief Executive
Officer					18,000	$3.82
Other directors					72,000	$3.82

(b)
In 2007, the options were granted with an exercise price equal to the market price of the Company’s stock at date of three trade days from the grant. During the years 2006 and 2005, all options were granted with an exercise price equal to the market price of the Company's stock at date of grant.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

(c)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2007	2006	2005
Dividend yield	4%	5%	28%
Expected volatility*	47%	59%	34%
Average risk-free interest rate	4.6%	4.7%	4.0%
Expected average term - in years	3.75	4.75	3.52

*	Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.

As of December 31, 2007 there were approximately $333 thousands of total unrecognized compensation costs related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.13 years.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 were approximately $40,000, $107,000 and $539,000, respectively. As of December 31, 2007, the aggregate intrinsic value of the outstanding options and exercisable options is $4 thousands and $4 thousands, respectively.

2)	The following table summarizes information about options outstanding and exercisable at December 31, 2007:

Options outstanding				Options exercisable
		Weighted			Weighted
	Number	average	Weighted	Number	average	Weighted
Range of	outstanding at	remaining	average	exercisable at	remaining	Average
exercise	December 31,	contractual	exercise	December 31,	contractual	Exercise
prices	2007	life	price	2007	life	Price
		Years			Years
$1.23 – 2.32	76,710	1.02	$2.27	76,710	1.02	$2.27
$2.61 – 2.77	106,000	4.68	$2.73	7,000	5.59	$2.61
$2.82 – 2.87	182,000	4.78	$2.83	95,000	4.79	$2.83
$3.24	184,800	5.15	$3.24	34,200	5.15	$3.24
$3.82 – 3.84	225,500	3.33	$3.83	195,500	3.21	$3.83
$4.24 – 4.48	170,000	3.68	$4.36	122,500	3.68	$4.35
$5.00 – 5.08	14,000	3.73	$5.07	10,000	3.55	$5.06
	959,010	3.99	$3.39	540,910	3.44	$3.52

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Substantially all of the Company’s production facilities have been granted “approved enterprise” status under the above law (including Amendment No. 60 to the law that was published in April 2005). Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise (provided the maximum period to which it is restricted by law has not elapsed), since the Company has elected the “alternative benefits” scheme (involving waiver of investment grants).

The Company has three approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired in the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in
2000 and will be expired in the end of 2009. The period of tax benefits in respect of the third approval enterprise has not yet commenced. Commencing 2005, the Income derived from the first approved enterprise, according to the computation of the increase in the turnover, is subject to regular tax rates, see d. below.

According to the above law, in the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.
Due to the accumulated tax losses of the Company and as a result that the Company does not have approved enterprise taxable income, no additional tax liability will be incurred by the Company as a result of dividend distribution from the balance of undistributed income.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

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

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

Under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law) (Amendment No. 20, 2008, hereafter - the amendment), that was enacted in the Kneset on February 26, 2008, the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter. The amendment specifies transitional provisions regarding the discontinuance of the provisions of the Inflationary Adjustments Law that have applied to the company through the end of 2007.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax basis of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company”, as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

d.	Other applicable tax rates:

1)	Income from other sources in Israel

The income of the Company (other than income from ”approved enterprises”, see c. below) is taxed at the regular rate. In July 2004 and August 2005, amendments to the Income Tax Ordinance were enacted to effect a gradual reduction in the corporate tax rate from 36% to 25% in the following manner: 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

e.	Deferred income taxes:

	December 31
	2007	2006
	U.S. dollars in thousands
1) Provided in respect of the following:
Short-term (presented in the balance sheets among current assets):
Research and development expenses	$111	$126
Allowance for doubtful accounts	15	21
Other	5	7
	131	154
Long-term (presented in the balance sheets among non-current assets):
Carryforward tax losses	5,186	4,192
Impairment of auction rate securities	3,797
Intangible assets	(464)	(311)
Research and development expenses	51	59
Other	14	22
Less- valuation allowance	*(8,492)	(3,815)
	92	147
	$223	$301

*
Including a valuation allowance that relates to Omni as of the acquisition date amounting to $592 thousands, that if and when realized in the future periods, will reduce the carrying value of the goodwill, see also note 2a.

2)
At December 31, 2007, the Company had accumulated tax losses amounting to approximately $1.8 million (December 31, 2006 - approximately $2.4 million). These losses are denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

f.	Taxes on income included in the statements of operations:

1) As follows:

	Years ended December 31
	2007	2006	2005
	U.S. dollars in thousands
Current:
In Israel	$36	$97	$14
Outside Israel	54	39	29
	90	136	43
Deferred, see e. above	78	(293)
For previous years	(60)	*1,530
	$108	$1,373	$43

* This amount relates to settlement of disputes with the Israeli Tax Authorities on issues related to the approved enterprise regime for tax years 2003 to 2005.

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:

	Years ended December 31
	2007	2006	2005
	U.S. dollars in thousands
Income (loss) before taxes on income, as reported in the statements of operations*	$(11,847)	$2,282	$4,105
Theoretical tax expense (benefit)	(3,436)	707	1,396
Less - tax benefits arising from approved enterprise status, see a. above	3,157	(630)	(1,347)
	(279)	77	49
Increase (decrease) in taxes resulting from permanent differences:
Non-Israeli tax withholding which can not be offset against Israeli income tax	37	97	43
Disallowable deductions	14	13	2
Differences between the basis of measurement of income reported for tax purposes, and the basis of measurement of income for financial reporting purposes	(40)	(39)	(24)
Taxes in respect of previous years	(60)	1,530
Changes in valuation allowance	4,085	(77)	222
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	(3,649)	(228)	(249)
Taxes on income for the reported year	$108	$1,373	$43
* As follows:
Taxable in Israel	$(11,238)	$1,895	$3,503
Taxable outside Israel	(609)	387	602
	$(11,847)	$2,282	$4,105

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

g.	Tax assessments

The Company has received final assessments from the tax authorities, through the year ended December 31, 2005. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

NOTE 10 - LINKAGE OF MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2007
			Non-dollar
	Israeli currency		currencies**
	Linked*	Unlinked
	U.S. dollars in thousands
Current assets:
Cash and cash equivalents		$249	$1,013
Accounts receivable:
Trade		434	2,528
Other	$37	23	47
	$37	$706	$3,588
Current liabilities:
Accounts payable and accruals:
Trade		$399	$178
Other		479	1,093
		$878	$1,271

* To the Israeli CPI.
** Mainly Euro.

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

The balance as of December 31, 2007 and 2006 includes $ 10.3 million and $ 2.9 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and, as of December 31, 2007, bear weighted average annual interest of 4.95%.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

b.	Accounts receivable:

	December 31
	2007	2006
	U.S. dollars in thousands
1) Trade:
Open accounts	$5,718	$6,165
Less - allowance for doubtful accounts *	(751)	(780)
	$4,967	$5,385

	Year ended December 31
	2007	2006	2005
	U.S. dollars in thousands
* The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	$780	$603	$881
Increase (decrease) during the year	56	177	(315)
Acquisition of a subsidiary	10		126
Bad debt written off	(95)		(89)
Balance at end of year	$751	$780	$603

	December 31
	2007	2006
	U.S. dollars in thousands
2) Other:
Government of Israel	37
Employees	36	17
Interest accrued on long-term investment	19	37
Sundry	43	70
	$135	$124

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.	Long-term investment and marketable debentures:

1) Held-to-maturity marketable debentures:

In December 2006 the Company purchased marketable debentures (“the debentures”) in the amount of $10 million with a stated term of 54 months. The debentures mature in one settlement in 2011. The debentures bear interest at an annual rate of 5.4% and were presented in the balance sheet among the investment and other non current assets. The fair value of the debentures as of December 31, 2006 was $9.95 million. The unamortized loss of the debentures as of December 31, 2006 was approximately $87,000.
In December 2007 due to the sub-prime crisis in the United States, the Company withdrew the debentures prior to their maturity for a total consideration of $9.996 million.

2) Available-for-sale securities - investment in auction rate securities

The Company accounts for its available-for-sale securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities.” At December 31, 2007, all of the Company’s long-term securities are reported at fair value. Due to the lack of availability of observable market quotes on the Company’s investment of auction rate securities, the fair value was estimated by an independent appraiser. The valuation model considered the structure of the security, the quality of the collateral and the default risks, and the liquidity determinants affecting the security

Historically, given the liquidity created by auctions, the Company’s auction rate securities were presented as current assets under short-term investments in the Company’s balance sheet. Given the auction rate securities held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders, the Company’s auction rate securities are illiquid until there is a successful auction. Accordingly, the entire amount of such remaining auction rate securities has been reclassified from current to non-current assets and is presented among the long-term assets in the Company’s balance sheet as of December 31, 2007.

The Company holds an investment of $20.3 million par value in auction rate security called "Mantoloking CDO 2006-1A, Class A-2" (hereafter - the "Security") which is secured by collateralized debt. Consistent with the Company’s investment policy guidelines, the auction rate securities investment held by the Company had AAA credit ratings at the time of purchase. With the liquidity issues experienced in the global credit and capital markets and as described above, the Security held by the Company at December 31, 2007 have experienced multiple failed auctions.
As of June 26, 2008, the Security is rated Ba1 by Moody's and on Credit-Watch with negative implications. The security is rated BBB by Standard & Poor's.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

The estimated fair value of the Company’s Security at December 31, 2007, based on the valuation model was approximately $5.1 million, which reflects a $15.2 million impairment to the principal value of $20.3 million. Although the Security continue to pay interest according to its stated terms, based on an internal analysis by management, the Company determined the $15.2 million impairment to be other-than-temporary and thus charged to earnings under finance expenses.

Due to the continuing changes and the uncertainty in the credit markets, it is possible that the valuation of investment in auction rate securities will further fluctuate in the near term.

d.	Other non current assets composed as follows:

	December 31
	2007	2006
	U.S. dollars in thousands
Amounts funded with severance pay funds and by insurance policies in respect of liability for employee rights upon retirement, see also note 6	$840	$820
Deferred income taxes, see note 9e	92	147
Other assets	36	36
	$968	$1,003

e.	Accounts payable and accruals - other:

	December 31
	2007	2006
	U.S. dollars in thousands
Payroll and related expenses	$1,144	$1,132
Government of Israel	39	900
Accrued vacation pay	388	142
Accrued expenses and sundry	835	335
	$2,406	$2,509

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

f.	Deferred revenues

The changes in deferred revenue which are related to maintenance commitments in the years ended December 31, 2007 and 2006 are as follows:

	December 31
	2007	2006
	U.S. dollars in thousands
Balance at beginning of the year	$1,236	$1,644
Deferred revenue relating to new sales	12,460	13,218
Revenue recognized during the year	(12,643)	(13,626)
Balance at end of the year	$1,053	$1,236

g.	Fair value of financial instruments

The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is usually identical or close to their carrying value.

As to the fair value of the investment in auction rate securities, see note 11(c)2.

The fair value of the marketable debentures as of December 31, 2006, based on quoted market values, amounted to $9,950 thousands.

NOTE 12 - SELECTED STATEMENT OF OPERATIONS DATA:

a. Revenues:

1)
The Company's revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

Following are data regarding revenues classified by product lines:

	Years ended December 31
	2007		2006		2005
	U.S. dollars in thousands
Product line “A”	*$	15,386	*$	17,180	*$	12,693
Product line “B”		3,061		2,880		2,908
		$18,447		$20,060		$15,601

* Including $ 4,492, $ 6,798 and $ 2,645 thousands for 2007, 2006 and 2005, respectively, recognized under the percentage-of-completion method, see also note 1(k).

2)	Following are data regarding geographical revenues classified by geographical location of the customers:

	Years ended December 31
	2007	2006	2005
	U.S. dollars in thousands
America	$7,779	$9,643	$5,556
Asia	388	525	893
Africa	1,010	1,094	1,797
Australia	11	-	12
Europe	7,975	7,693	6,285
Israel	1,284	1,105	1,058
	$18,447	$20,060	$15,601

Most of the Company’s property and equipment are located in Israel and Romania.

3)	Revenues from single customer in the year ended December 31, 2007, totaled approximately $1.86 million (10% of total revenues).

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

	Years ended December 31
	2007	2006	2005
	U.S. dollars in thousands
b. Research and development expenses:
Payroll and related expenses	$4,419	$4,249	$3,597
Depreciation and amortization	237	338	285
Other	1,058	1,531	1,204
	$5,714	$6,118	$5,086
c. Selling and marketing expenses:
Payroll and related expenses	$2,881	$2,613	$1,208
Depreciation and amortization	240	260	161
Travel and conventions	293	436	297
Commissions	90	26	177
Other	342	293	305
	$3,846	$3,628	$2,148
d. General and administrative expenses:
Payroll and related expenses	$1,112	$1,049	$687
Depreciation and amortization	55	70	51
Professional services	289	401	189
Allowance for doubtful accounts and bad debts	34	208	309
Other	355	407	271
	$1,845	$2,135	$1,507

e. Other financial income (expenses) - net:
Income:
Interest on bank deposits and short-term marketable securities	$46	$909	$1,435
Interest on long-term securities	1,149
Interest on marketable debentures	650	37
Non-dollar currency gains - net	263	190
	2,108	1,136	1,435
Expenses:
Bank commissions	(26)	(28)	(27)
Loss from early redemption of long-term bank deposits		(1,330)
Non-dollar currency losses - net			(148)
	(26)	(1,358)	(175)
	$2,082	$(222)	$1,260

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

f.	Earnings per ordinary share (“EPS”)

Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31
	2007	2006	2005
	(In thousands)
Weighted average number of shares issued and outstanding - used in computation of basic EPS	21,586	21,515	21,431
Add - incremental shares from assumed exercise of options		31	188
Weighted average number of shares used in computation of diluted EPS	21,586	21,546	21,619

In the years ended December 31, 2007, 2006 and 2005, options that their effect was anti-dilutive, were not taken into account in computing the diluted earning per share.

The number of options that could potentially dilute primary EPS in the future and were not included in the computing of diluted EPS is 959,010 options for 2007, 1,016,000 options for 2006 and 1,188,300 for 2005.