Form 20-F
period 2008-12-31
MIND CTI LTD
filed 2009-06-29
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ___________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number 000-31215

MIND C.T.I. LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL
        (Jurisdiction of incorporation or organization)

Industrial Park, Building #7, Yoqneam, 20692, Israel
(Address of principal executive offices)

Itay Barzilay
c/o MIND C.T.I. Ltd.
Industrial Park, Building #7
Yoqneam, 20692, Israel
Tel: +972-4-9936666
investor@mindcti.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2008, the Registrant had outstanding 19,494,010 Ordinary Shares, nominal value NIS 0.01 per share.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☐ No

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

☐ Yes    ☒ No

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

        The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2008. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008 and the related notes thereto are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2004	2005	2006	2007	2008
	(In US $ thousands, except share and per share data)

Consolidated Statements of Operations
Data:
Revenues:
Sales of licenses	$11,699	$7,420	$8,467	$5,903	$6,191
Services	6,107	8,181	11,593	12,544	13,282

Total revenues	17,806	15,601	20,060	18,447	19,473
Cost of revenues	4,394	4,015	5,675	5,784	5,783

Gross profit	13,412	11,586	14,385	12,663	13,690
Research and development expenses	3,833	5,086	6,118	5,714	6,185

Selling, general and administrative
expenses:
Selling and marketing expenses	4,517	2,148	3,628	3,846	3,805
General and administrative expenses	1,857	1,507	2,135	1,845	2,311
Impairment of Goodwill					3,498
Impairment of Intangible Asset					185

Operating income (loss)	3,205	2,845	2,504	1,258	(2,294)
Impairment of Auction Rate
Securities				(15,187)	(4,172)
Other Financial income (expenses)	3,834	1,260	(222)	2,082	568

Income (loss) before taxes on income	7,039	4,105	2,282	(11,847)	(5,898)
Taxes on income	162	43	1,373	108	525

Net income (loss)	$6,877	$4,062	$909	$(11,955)	$(6,423)

Earnings (loss) per ordinary share:
Basic	$0.33	$0.19	$0.04	$(0.55)	$(0.30)

Diluted	$0.32	$0.19	$0.04	$(0.55)	$(0.30)

Weighted average number of ordinary
shares used in computation of
earnings per ordinary share - in
thousands
Basic	21,089	21,431	21,515	21,586	21,473

Diluted	21,468	21,619	21,546	21,586	21,473

	As of December 31,
	2004	2005	2006	2007	2008
	(In US $ thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,687	$10,174	$4,771	$12,390	$9,722
Working capital	18,866	9,471	28,926	13,441	9,668
Total assets	55,716	55,652	53,791	37,726	24,363
Share capital and additional
paid-in capital	59,130	59,452	59,926	57,934	53,796
Treasury Shares					1,631
Total shareholders' equity	50,244	49,485	47,859	31,809	18,434

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

        We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

We have invested material funds in auction rate securities, whose value has been materially impaired and may be further impaired and whose illiquidity may limit our ability to pursue acquisitions

        At December 31, 2008, we had an investment in auction rate security with a par value of $20.3 million. Auction rate securities include long-term bonds that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors either to roll over their holdings, whereby they will continue to own their respective securities, or liquidate their holding by selling such securities at par. The auctions have historically provided a liquid market for these securities as investors historically could readily sell their investments at auction. With the liquidity problems prevailing in global credit and capital markets, certain auction rate securities experienced multiple failed auctions, beginning in August 2007, as the amount of securities submitted for sale exceeded the amount of purchase orders. The estimated fair value of our auction rate security as of December 31, 2008 was $941,000. Accordingly, we have recorded an impairment charge in the amount of $15.2 million for 2007 and of $4.2 million for 2008 in respect of our auction rate security. The estimated fair value of our auction rate security as of June 1, 2009 was approximately $55,000, which will require a further impairment charge in the second quarter of 2009. If uncertainties in credit markets continue or if such markets deteriorate further, we may incur additional impairments to our auction rate security.

The stated maturity of these securities is 2046. There is currently a very limited market for these auction rate securities, and liquidation by us at this time, if possible, would likely be at a significant discount. Our cash and cash equivalents as of December 31, 2008 were $9.7 million. This situation leaves us with limited cash resources with which to pursue our acquisition strategy. If market conditions require us to record any additional impairment or if our business needs require us to liquidate all or a portion of our auction rate securities, there could be a material adverse affect on our financial condition and results of operations.

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

        Adverse economic conditions in markets in which we operate can harm our business. Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These current economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth and employment levels. It is commonly believed that the current recession will continue and perhaps even further deteriorate. Partly as a result, entire industries are facing extreme contraction and even the prospect of collapse. The credit crisis could have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower customer expenditure, inability of customers to pay for products and services, insolvency of customers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

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

        In 2007 and 2008, approximately 93% and 95% of our revenues, respectively, were generated outside of Israel. Our sales outside of Israel are made in more than 40 countries. We currently have sales and support offices located in Silver Spring, Maryland U.S. and in Reading, U.K. In addition, we have a technical and support team in Jassy, Romania. We plan to establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

—	staffing and managing foreign operations;

—	increased risk of collection;

—	potentially adverse tax consequences;

—	the burden of compliance with a wide variety of foreign laws and regulations;

—	burdens that may be imposed by tariffs and other trade barriers; and

—	political and economic instability.

Because some of our customers require a lengthy approval process before they order our products, our sales process is often subject to delays that may decrease our revenues and seriously harm our business.

        In 2008, we derived 83.5% of our revenues from the sale of software and related services to telecommunications service providers. Before we can sell our software to some of these customers, they conduct a lengthy and complex approval and purchasing process. The following factors, among others, affect the length of the approval process:

—	the time required for our customers to determine and announce their specifications;

—	the time required for the customer to receive the internal approvals necessary in order for it to commit significant resources towards acquisition of the billing solution;

—	the build-up of the customer's network infrastructure; and

—	the timely release of new versions of products comprising enhanced functionality, specifically requested by the customer.

        Additional delays in product approval may decrease our revenues and could seriously harm our business and results of operations.

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

        Our backlog, revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

—	the timing of orders and/or deliveries for our software may be delayed as customers typically order and/or implement our billing and customer care software only after other vendors have provided the network infrastructure, a process that is subject to delay. It is therefore difficult for us to predict the timing of orders and/or revenue recognition;

—	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

—	potential termination of long-term contracts by our customer due to lack of financing, internal changes or any other reason;

—	changes in our pricing policies or competitive pricing by our competitors; and

—	the timing of product introductions by competitors.

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

        From time to time, our software, as well as the systems into which it is integrated, contain undetected errors. Because of this integration, it can be difficult to determine the source of the errors. Also, from time to time, hardware systems we resell contain certain defects or errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:

—	diversion of our resources and the attention of our personnel from our research and development efforts to address these errors;

—	negative publicity and injury to our reputation that may result in loss of existing or future customers; and

—	loss of or delay in revenue and loss of market share.

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

        Although the majority of our revenues are denominated in U.S. dollars, approximately 35% of our expenses are incurred in New Israeli Shekel, or NIS and approximately 30% of our expenses are incurred in Euro. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP or Euro relative to the U.S. dollar We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

        We have derived, and anticipate that we will continue to derive, a portion of our market opportunities and revenues from our marketing alliances and reseller arrangements with major manufacturers of telecommunications equipment, including Alcatel-Lucent, Cisco, Ericsson and Siemens, which market or recommend our products to their customers. Our marketing alliances and reseller arrangements with these parties are nonexclusive and do not contain minimum sales or marketing performance requirements. In most instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Moreover, our marketing allies and resellers may develop their own internal mediation, rating, billing and customer care software products that compete with ours, or acquire one of our competitors. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers develop their own competing mediation, rating, billing and customer care software products, our revenues and income will decline.

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

        We pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management’s attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

—	potentially dilutive issuances of equity securities;

—	the incurrence of debt and contingent liabilities;

—	amortization of intangible assets;

—	changes in our business model and margins;

—	research and development write-offs; and

—	other acquisition-related expenses.

Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

—	we may fail to identify acquisitions that enable us to execute our business strategy;

—	we compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates;

—	we may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in countries where we are seeking to consummate acquisitions;

—	we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company;

—	we may fail to successfully integrate acquisitions in accordance with our business strategy;

—	we may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them; and

—	we may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product.

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

Our success depends on our ability to continually develop and market new and more technologically advanced products and enhancements.

        The market for our products and the services they are used to support is characterized by:

—	rapid technological advances like the development of new standards for communications protocols;

—	frequent new service offerings and enhancements by our customers, such as value-added IP-based services and new rating plans; and

—	changing customer needs.

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

        As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and Nasdaq rules. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and, commencing from fiscal year 2009, by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. If we are unable to implement these requirements effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls over financial reporting from our independent auditor.

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

        The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has fluctuated significantly since our initial public offering in August 2000. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

—	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

—	shortfalls in our operating results from the levels forecast by securities analysts;

—	public announcements concerning us or our competitors;

—	changes in pricing policies by us or our competitors;

—	market conditions in our industry; and

—	the general state of the securities market (particularly the technology sector).

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

        As of June 1, 2009, we had 19,210,673 outstanding ordinary shares, which were freely tradable without restriction or further registration under the federal securities laws unless held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. As of June 1, 2009, there were outstanding options to purchase a total of 939,900 ordinary shares, of which 495,300 were vested. We were also authorized to grant options to purchase 2,386,310 additional ordinary shares. We have filed a registration statement on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

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

        We are organized under the laws of the State of Israel and a substantial portion of our assets and our principal operations, are located in Israel. Accordingly, our operations, financial position and operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Hamas, an Islamist movement responsible for many attacks against Israeli targets, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Further, in the summer of 2006, Israel fought a war against Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Rocket strikes from Gaza have increased since June 2007, and thousands of rockets have been fired at population centers in southern Israel, leading to an armed conflict between Israel and Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

        We receive tax benefits under Israeli law for capital investments, the Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits under the Investments Law could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E “Taxation – Law for the Encouragement of Capital Investments, 1959” and Note 9 to our financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009.

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

        Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a United States final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the United States court.

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

        Some of the provisions of our articles of association and Israeli law could, together or separately:

—	discourage potential acquisition proposals;

—	delay or prevent a change in control; and

—	limit the price that investors might be willing to pay in the future for our ordinary shares.

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

General

        Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law, 1999 and the regulations promulgated thereunder. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 20692, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is MIND Software Inc. and its principal offices are located at 12211 Plum Orchard Drive, Suite 320, Silver Spring, MD 20904, USA.

Important Events in the Development of the Company

        In 1997 we started the development and marketing of a real-time mediation and billing solution, mainly to the Internet protocol, or IP, prepaid markets, known as MIND-iPhonEX.

        During 2005, we completed the acquisition of Sentori Inc., which is now named MIND Software Inc., a U.S. leading provider of customer care and billing solutions to rural wireless carriers and mobile virtual network operators, or MVNOs, mainly in the United States and the Caribbean. We have incorporated the Sentori functionality into the MIND-iPhonEX product line and brand the combined products under the MINDBill name. We plan to continue to support the Sentori product with new maintenance releases, as well as customization requests.

        In October 2007, we acquired the U.K. based Omni Consulting Company Limited, (Abacus Billing). Omni, which is now named MIND Software Limited, provides billing and customer care software solutions in a service bureau mode, mainly to European carriers, using web-enabled daily reporting and billing. This company is based in the London metro area and has a strong methodology for its outsourced offering, which is supported by regulatory accreditations from the Office of Communication, or Ofcom, of the United Kingdom and from the German regulatory authority for telecommunications and postal services, known as Reg-TP.

Principal Capital Expenditures

        During 2006, 2007 and 2008, the aggregate cash amounts of our capital expenditures was $0.4 million per each year. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

B.	Business Overview

Overview

        We develop, manufacture and market real-time and off-line billing and customer care software for various types of communication providers, including traditional wireline and wireless, voice over IP, or VoIP, and broadband IP network operators, WiMAX operators, cable operators, 3G operators and mobile virtual network operators, or MVNOs.

        Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as both prepaid and postpaid payment models in a single platform. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. Postpaid subscribers, including credit-limited and non-limited, retail or business customers, represent the loyal and the higher average revenue per user, or ARPU, market. All services used by a postpaid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. Our billing solution is unique as it includes our own integrated real-time mediation product that provides interfaces with IP, Intelligent Networks, or IN, and traditional telecommunication equipment.

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

        In addition to our billing and customer care solutions, we offer call management systems used by organizations for call accounting, telecom expense management, traffic analysis and fraud detection. Our enterprise software product has been installed in over 16,000 locations throughout the world, for traditional telephony, for IP switches and hybrid networks. Our latest product, PhonEX-ONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites, it introduces full functionality through a web browser, based on Microsoft SQL database and enhanced by the advanced ASP.NET technology.

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

Mobile Market

        The Sentori acquisition, with its existing mobile customer base, provided the required presence to build upon and enhance our position in the mobile market in the United States. With our combined product – MINDBill – we are able to offer convergent billing to the already existing customer base and to new GSM and CDMA operators.

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

        Providers of multiple IP-based services typically require billing and customer care products that can handle authentication, authorization and accounting needs in real-time in order to determine the types of services to which the subscriber is entitled, as well as any applicable limits to the availability of the services. This real-time functionality is particularly important for prepaid billing plans. Finally, billing and customer care software products need to be easily adaptable to changes in the size and configuration of an IP provider’s system, to new products and services and to enable rapid growth in subscriber base. Our proven solutions cover all these needs, as described below.

Our Billing and Customer Care Solution

        We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

—	Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

—	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

—	Scalability. Our billing solutions are designed to be easily adapted to changes in the size and configuration of a service provider’s network. They enable the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. The scalability of our software is important since many service providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users. Our software was upgraded to support five million users in November 1999, 20 million users in June 2000 and 30 million users in June 2001. Increases in the potential number of users have been, and future increases will be, accomplished without the need to modify or replace our installed software;

—	Improved Time to Market. Our billing solutions are modular, extensible software products based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

        Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and to maintain and increase profitability. We believe that the strategic acquisitions, of Sentori in August 2005 and of Omni Consulting in October 2007 strengthened our presence in the U.S. and European markets.

        As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers, projects are now generally more complex in nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. We have built a professional services team to support the growth in services offered to customers. Our long-term business model contemplates that licenses, maintenance and services will each represent 30-40% of revenues and gross margins will be 60-70%. The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

—	Leverage our brand name recognition and technical expertise. We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. The acquired Sentori customer base, team and technology have provided us with significant brand name recognition in the U.S. mobile market. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

—	Enhance alliances with industry leaders. We have established cooperative relationships with leading manufacturers of telecommunications and hardware equipment and system integrators. We team with these industry leaders in marketing activities, as well as in the research and development and implementation stages of product development and enhancement. Our alliances allow us to broaden our marketing capabilities significantly, support new features offered by equipment vendors as these features are introduced to the market, and maintain our technology leadership over our competitors. We intend to continue to leverage these alliances in order to solidify and expand our market presence.

—	Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets;

—	Expand professional services opportunities. As our projects are of larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services have increased; and

—	Expand offering through acquisitions. We evaluate acquisition opportunities based on our long-term policy of growing the scale of our business and enhancing our offering, through acquisitions, which will enhance shareholder value. Our active pursuit is for business lines that provide the majority of the following criteria: existing customer base, channels and partners, presence in complementary geographic areas or markets and proven complementary technology. We will pursue such an opportunity if we estimate that it will provide an additional step towards tier 2 market leadership o and that the acquisition will be accretive to our income within two or three quarters.

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

        Our highly functional and adaptable products enable our customers to quickly deploy new services as well as to rapidly grow and add new services. Our solutions support both prepaid billing plans, in which customers prepay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of our solutions are as follows:

—	Mediation. Our mediation platform provides real-time and batch event collection interfacing with the voice, content, data, service delivery and routing network elements. It incorporates an intelligent processing engine to correlate, aggregate, merge and filter raw events into a single valuable usage event;

—	Provisioning. Provisioning involves setting up the ability of a subscriber to use services. The customer database includes information regarding customers’ personal data, identification parameters and the services provided. This information can be provided in real time or on demand to any external system, such as network elements and legacy billing solutions. The data provided includes service parameters such as enabled features and quantitative limits;

—	Authentication. Our real-time mediation module authenticates subscribers who connect to the network to use the service. Authentication is based on a number of methods, including user codes, passwords and caller line identification. The identification information is passed to the system, where the subscriber is authenticated and then permitted to use the service;

—	Authorization. Our systems authorize a particular usage, among other ways, by reviewing the type of service to determine whether the service is permitted or by reviewing the existing balance, pre-rating the service, using the rating engine described below and calculating the resulting cut-off parameters, if any, of the call or data session. Multiple parallel sessions are supported using our Balance manager, implementing quota allocation logic;

—	Accounting. When each session is completed, the rating engine described below is used to determine the amount to be charged to the subscriber and update the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

—	Interconnect Billing. The networks operated by our customers are typically interconnected with the networks of other telecommunications service providers. Interconnecting providers need to charge other providers for carrying each other’s services over their networks. Our billing solutions generate reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

—	Roaming. Our solutions support the ability to provide services to visiting subscribers, on the one hand, and to roam both prepaid and postpaid subscribers in other networks, on the other hand. Our billing system provides the ability to define and manage the required roaming contract terms and the applicable tariff plan (IOT) for each roaming partner;

—	Virtual Providers. MIND offers a solution that enables a carrier to have resellers of traffic under different brand names, while it is still managed from the same billing platform, as a separated entity known as Virtual Provider. This model enables the carriers that own the networks, to lease its network equipment and its billing system to other providers.

—	Multiple Services and Products Support. Our billing solutions allow service providers to take advantage of their convergent networks by providing their customers with advanced voice, data, content and video services. The MIND Product Catalog allows service providers to bundle groups of services into tailor-made packages for which they can offer special rates, discounts and promotions. There are different classes of customers with respect to the availability, bandwidth, and quality of service requirements for these services. Our billing solutions offer an easy way to define these services, combine them into products, and rate each service and product differently;

—	Rating. Our billing solutions include a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for various content and video streaming services and for different customer groups, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. International service providers may define rates in different currencies using the product’s multi-currency functionality. An unlimited number of free-unit and money-bundle is supported. Voucher based payment models are supported;

—	Invoicing. Our billing solutions include a high-capacity invoice server that handles all stages of invoice generation. It supports multiple billing cycles and bill production on demand. The invoice includes the customer details and information, such as usage details, monthly recurring charges, discounts and taxes, which are gathered throughout the billing period. This module creates the original bills to be printed locally or exported to bill printing service bureaus, using a customizable invoice layout.

—	Account Receivables (A/R). MINDBill manages all A/R activities, monitors the A/R status online and ensures a continuous cash flow. Multiple payment methods are supported by the system: cash, cheque, credit and debit cards, vouchers and more. MINDBill includes a flexible open API for payments interfaces to banks and credit card clearing houses. MINDBill has pre-integrated interfaces with major financial institutions, banks, clearinghouses and credit bureaus. The A/R includes the management of deposits life cycle, including payments and refunds, is easily done. Disputes can be managed and solved, resulting in the appropriate adjustments. MINDBill identifies the ageing debt for every open invoice according to the company policy for classifying to 30-60-90 days and initiating the built in debt collection process.

—	Collection procedures. The MINDBill collection facility provides flexibility in defining the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy. This increases efficiency through the automation of the majority of the collection functions, and helps maximizing the success ratio. Automating the collection process utilizing the built in work flow engine enables operators to monitor the account receivables and ensure the collection of the entire revenue. All of this is achieved with operational efficiency streamlining the business processes that is fully integrated within the customer suit.

—	Subscriber Web Interface. Our billing solutions include a user-friendly subscriber web interface that allows subscribers to resolve billing inquiries themselves. Individual customers can obtain real time information about their account, including details of calls made that have not yet been invoiced, like the time, destination, length and cost of each call. The subscriber can also browse invoices, call details and payment history records. This feature is convenient for subscribers and efficient for service providers as it reduces service costs;

—	Customer Support Representative Web Interface. Our billing solutions include a user-friendly customer support representative web interface that allows operators of the system to perform customer care from any location. This feature is of particular significance to service providers who have remote operations centers and are required to provide support of their system in more than one location;

—	Point of Sale (POS). The POS is aimed mostly at the wireless retail market, enabling operators to offer their products and services in retail stores and manage the process within our enhanced solutions. POS is fully integrated into MIND Billing and Customer Care solutions, allowing operators to seamlessly offer services and accessories for new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines and address validation systems. POS includes two modules working together:

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

—	Business Processes Environment. Customer care and billing processes are one of the most significant practices to drive business performance. These processes are fundamental for bringing innovative and competitive ways of delivering products and services to market. MIND’s automated business processes engine allows operators to meet the challenges they confront in today’s business environment. The business processes workflow implemented by the engine provides business intelligence behind day-to-day operations. The engine also automates the interaction with network elements and third party software. This is done in accordance with a uniquely defined set of business rules determined by the customer. MIND is offering in its deployments tailored, fully automated, order management processes, trouble tickets and debt collection processes.

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

—	Call Management and Traffic Analysis Reports (CMS module). The CMS module allows service providers to generate reports and graphic analyses of usage activity. These reports contain information regarding peak hours, usage loads to different destinations, the number of sessions per minute for a specific gateway or group of gateways, the duration of sessions and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks;

—	Fraud Detection. Our billing solutions include a fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, alarms at four different alarm levels may be activated. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, pager, audio or visual alarms;

Enterprise Software

        Our enterprise products, known as PhonEX, MEIPS (our solution for IP switches) and PhonEX-ONE, are used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. PhonEX and MEIPS are call management systems that collect, record and store all call information in a customized database. The systems:

—	allow customers to generate near real-time reports on the enterprise's telephone use;

—	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

—	allow customers to allocate telephone expenses to specific departments, individual clients or projects.

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

        PhonEX-ONE, delivers one unified solution for management of all telecom expenses, including traditional voice, IP voice and data, and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. PhonEX-ONE provides tools to monitor, budget and manage voice traffic in order to achieve maximum control over telecommunication expenses. Some of its major advantages are:

—	Fully web based solution. The PhonEX-ONE fully web-based solution enables managers and users to conveniently access their telecom expenses management system anytime and from anywhere, using a web browser without decreasing their control over the traffic;

—	User centric. The PhonEX-ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

—	Dashboard. A visual representation of the most significant information regarding calls, a useful tool that helps administrators to get a quick and relevant image of the general system activity. The Dashboard can quickly provide – through its graphical and non-graphical monitors – a snapshot over the outgoing and incoming calls, traffic and exceptions as well as several top requested reports;

—	Multi-site solution. The PhonEX-ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

—	ASP.NET and MS-SQL database. PhonEX-ONE is designed using the Microsoft .Net technology and has extensive configuration capabilities using XML files with server –client interaction;

—	Certification by IP switch vendors. PhonEX-ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco, 3 COM and Avaya;

—	Enhanced security. PhonEX-ONE security management includes user authentication, security group restrictions, event log monitoring and encryption methodology of data base entries. This management tool enables a secure and easy control over the system;

—	Modular architecture supporting high scalability. The PhonEX-ONE’s scalable system architecture supports an unlimited number of sites and extensions;

—	Guard and Alerter. The PhonEX-ONE Guard and Alerter provide sophisticated tools for fraud prevention, alerting on phone misuse, budget surpass, possible toll fraud or other abnormal behaviors within the organization; and

—	Multilingual and multicurrency. The built in support of multiple languages and multiple currencies enables telecom expense management for multinational organizations.

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

Technology

        Our software products are based on an open architecture, which was developed using industry standard application server programming interfaces that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that supports a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural codes. Our layered architecture organizes these business objects to optimize the interface between the user and the application. We implement our software in a distributed configuration. This allows various modules to be installed on different servers to support the system’s scalability and security. We believe that our technology allows us to offer products with the following benefits:

—	fast integration and interoperability with telecommunications equipment of major manufacturers, legacy systems and external software;

—	modular architecture that allows our products to be easily scalable and enables us to customize our software relatively quickly;

—	reliable products that support high availability of the service for mission-critical applications. Our automatic fail-over mechanism ensures minimal loss of service in case of a component failure; and

—	security at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system.

        Our software products are based on multiple-tier architecture, consisting of the following tiers:

—	Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration. In addition, it includes Web service interfaces that enable external applications to interact with the business tier;

—	Business Object Tier: This tier includes the business logic and rules of the system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilitates the transfer of information requested by the client application tier from the database tier;

—	Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

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

Marketing

        Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

—	participating in industry trade shows and special events;

—	conducting ongoing public and press relations programs; and

—	conducting training seminars for vendors and system integrators.

Principal Markets

        The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31,
	(in thousands of US $)
	2006	2007	2008

The Americas (total)	9,643	7,779	7,874
Sale of Licenses	4,854	2,647	2,859
Services	4,789	5,132	5,015
Asia Pacific and Africa (total)	1,619	1,409	777
Sale of Licenses	575	579	261
Services	1,044	830	516
Europe (total)	7,693	7,975	9,861
Sale of Licenses	2,769	2,349	2,867
Services	4,924	5,626	6,994
Israel (total)	1,105	1,284	961
Sale of Licenses	269	328	204
Services	836	956	757
Total	20,060	18,447	19,473
Sale of Licenses	8,467	5,903	6,191
Services	11,593	12,544	13,282

Customers

Billing and Customer Care Solutions

        We currently provide traditional telecommunications service providers, Internet telephony service providers and Internet service providers with our billing and customer care software. MINDBill, MIND-iPhonEX, VeraBill, Abacus and the Sentori product line have been installed for a large base of customers worldwide, including:

—	traditional telecommunications service providers that also offer IP services including VoIP or/and data, such as China United Telecommunications Corp. (China Unicom), Romtelecom S.A., Singapore Telecommunications Limited (SingTel), Sri Lanka Telecom, Telecom Colombia, and VTI;

—	traditional wireline telephony providers, such as Moldtelecom, and Telefonia Bonairiano;

—	wireless telephony providers, such as KDDI America, Inc., Mobi PCS, Inc., Pocket Communications, and Revol;

—	3rd generation (3G) mobile operators that provide broadband mobile IP services, such as H3G Italy; and

—	MVNOs, such as Viaero.

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

        We believe that our competitive advantage is based on:

—	our ability to rapidly deploy a complete turn-key product based solution;

—	our solutions' functionality, which includes billing, customer care, mediation, provisioning, rating for multiple services and prepaid IP functionality;

—	our proven platform and our many years of wireless and IP experience to satisfy customer requirements; and

—	our flexibility to meet customer requirements in a short time frame.

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

        The Research and Development Law contains reporting requirements with respect to certain changes in the ownership of a grant recipient.  The Research and Development Law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the provisions of the Research and Development Law.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires directly 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

C.	Organizational Structure

        Set forth below is a list of our significant subsidiaries:

—	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

—	MIND Software Inc. (formerly Sentori Inc.), a wholly owned subsidiary, incorporated in the State of Delaware;

—	MIND Software SRL., a wholly owned subsidiary, incorporated in Romania; and

—	Dirot Comp SRL., a wholly owned subsidiary, incorporated in Romania.

D.	Property, Plant and Equipment

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

        The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements and the related notes thereto, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009.

Overview

        We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and multiple play (voice, data and content) service providers. In 2008, 83.5% of our revenues were derived from providing our billing and customer care software and 16.5% were derived from providing our enterprise software. In 2008, license fees represented 32% of our revenues and services represented 68%. In 2006, no customer accounted for 10% or more of our total revenues. In 2007, one customer accounted for approximately 10% of total revenues. In 2008, no customer accounted for 10% or more of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

        In August 2005, we acquired Sentori Inc., a leading provider of billing and customer care solutions to tier 3 and tier 2 wireless carriers and mobile virtual network operators, or MVNOs, mainly in the United States and the Caribbean. In October 2007, we acquired the U.K.-based Omni Consulting Company Limited, which provides billing and customer care software solutions in a service bureau mode, mainly to European carriers. We evaluate acquisition opportunities based on our long-term policy of growing the scale of our business and enhancing our offering through acquisitions that are expected to enhance shareholder value.

        In 2006, we experienced significant growth in revenue over 2005 driven primarily by our acquisition of Sentori in the third quarter of 2005, which strengthened our presence in the United States and in the mobile market generally. In 2007, we experienced a decrease in revenue driven primarily by changes to our business model, from short-term license deals to larger and more complex, long-term managed services agreements. As anticipated, this change resulted in revenue recognition of the majority of our licenses sold after 2006 over the length of three- to five-year periods, as opposed to revenue recognition at delivery in past years. We consider this a normal and expected development for our business as it grows and matures. In 2008, we experienced growth in revenue over 2007 driven by the acquisition of Omni Consulting Company Limited in the fourth quarter of 2007, which strengthened our presence in the United Kingdom.

        In 2007, we recorded a $15.2 million impairment charge with respect to our holding of an auction rate security in the principal amount of $20.3 million. In 2008, we recorded an additional $4.2 million impairment charge with respect to this security. See below under Item 5.B – “Liquidity and Capital Resources” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” for more information.

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

        In September 2008, our Board of Directors authorized a plan for the repurchase of up to 2,100,000 of our ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, we had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, our Board of Directors authorized additional repurchase transactions of our shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. As of June 1, 2009, we have purchased an aggregate amount of 2,383,337 ordinary shares under the 2008 and 2009 programs at a total purchase price of approximately $1.8 million.

        Revenues. We are paid license fees by our customers for the right to use our products, based on (1) traffic volume, which is measured by factors such as minutes per month, number of lines used, number of data sources and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services and managed services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a fixed percentage of the license fee and are paid annually, quarterly or monthly. Fees for managed services are primarily based on the number of subscribers or customers business volume and are paid monthly.

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

        Cost of Revenues. The cost of revenues consists primarily of direct labor costs and overhead expenses related to software installation and maintenance. Cost of revenues also includes, among other things, software license fees to third parties, primarily Oracle, hardware, amortization of intangible assets, packaging and shipping costs. Our cost of professional services revenues consists primarily of direct labor costs and travel expenses. Our revenues from the sale of our licenses have a higher gross margin than that from providing our professional services. We incur variable direct labor costs when we provide professional services. There is no comparable variable direct labor cost incurred when we license our software.

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

        Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation, overhead and related costs for sales and marketing personnel, the operation of international sales offices, sales commissions, marketing programs, public relations, promotional materials, travel expenses, trade shows and exhibition expenses.

        General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related costs for executives and administrative personnel, professional fees, insurance, provisions for doubtful accounts and other general corporate expenses.

        Financial Income (Expenses), Net. Our financial income (expenses), net consists of impairment of auction rate securities and of other financial income (expenses), primarily interest earned on bank deposits and long term investments, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs, loss from withdrawal of long-term bank deposits and bank charges in real terms as well as the devaluation of monetary assets and monetary liabilities.

        Taxes on Income. Israeli companies are generally subject to income tax at the corporate tax rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate has decreased to 26% for the 2009 tax year and is expected to decrease to 25% for the 2010 tax year and thereafter. Israeli Companies are generally subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Substantially all of our facilities, however, have been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the “alternative benefits route” (involving a waiver of investment grants) and our approved enterprises are located in a preferred geographic location. In the event of distribution of cash dividends from income that was tax exempt, we would have to pay up to 25% tax in respect of the amount distributed. In February 2007, we finalized tax assessments for the tax years 2003 to 2005, which resulted in additional tax expenses in 2006 of approximately $1.5 million.

A. Operating Results

        The following discussion of our results of operations for 2006, 2007 and 2008, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009:

	Years ended December 31,
	2006	2007	2008

Revenues	100.0%	100.0%	100.0%
Cost of revenues	28.3	31.4	29.7

Gross profit	71.7	68.6	70.3
Research and development expenses	30.5	31.0	31.8
Selling, general and administrative expenses:
Selling and marketing expenses	18.1	20.8	19.5
General and administrative expenses	10.6	10.0	11.9
Impairment of goodwill and intangible asset			18.9

Operating income (loss)	12.5	6.8	(11.8)
Financial income (expenses) - net	(1.1)	(71.0)	(18.5)

Income (loss) before taxes on income	11.4	(64.2)	(30.3)
Taxes on income	(6.8)	(0.6)	(2.7)

Net income (loss)	4.6	(64.8)	(33.0)

Comparison of 2006, 2007 and 2008

        Revenues

	Years ended December 31, ($ in millions)
	2006	2007	2008	% Change 2007 vs. 2006	% Change 2008 vs. 2007

License sales	8.5	5.9	6.2	(30.6)	5.1
Professional services	11.6	12.5	13.3	7.8	6.4

Total revenues	20.1	18.4	19.5	(8.5)	6.0

        Revenues in 2007 decreased in comparison to 2006 by 8.5%, partly due to the business model shift towards more managed services deals, in which revenue is spread over a few years. Revenues in 2008 increased in comparison to 2007 by 6.0%, driven by the acquisition of Omni, which strengthened our presence in the United Kingdom. Revenues from our billing and customer care product solutions for service providers decreased from $17.2 million in 2006 to $15.4 million in 2007 and increased to $16.3 million in 2008. Revenues from our enterprise products increased from $2.9 million in 2006 to $3.1 million in 2007, and increased to $3.2 million in 2008.

        Revenues from professional services as a percentage of total revenues increased from 58% in 2006 to 68% in 2007 as a result of continued growth in professional services, coupled with a decrease in license sales. In 2008, revenues from professional services remained 68% of total revenue.

        The following table presents the geographic distribution of our revenues:

	Years ended December 31,
	2006	2007	2008

The Americas	48.1%	42.2%	40.5%
Asia Pacific and Africa	8.1	7.6	4.0
Europe	38.3	43.2	50.6
Israel	5.5	7.0	4.9

Total	100.0%	100.0%	100.0%

        Our sales in the Americas as a percentage of total sales decreased from 48.1% in 2006 to 42.2% in 2007 and further decreased to 40.5% in 2008. Our sales in Europe as a percentage of revenue increased from 38.3% in 2006 to 43.2% in 2007, and to 50.6% in 2008. The increase was primarily the result of the acquisition of Omni Consulting in the United Kingdom in October of 2007.

        Cost of Revenues

	Years ended December 31, ($ in millions)
	2006	2007	2008	% Change 2007 vs. 2006	% Change 2008 vs. 2007

Total cost of revenues	5.7	5.8	5.8	1.8	0.0

        The increase in our cost of revenues in 2007 was primarily due to the increase in our revenues from professional services (as explained above) and due to the continued increase in employee payroll costs, driven by an increase in the cost of employment per employee as well as an increase in the total number of employees engaged in support and maintenance. Cost of revenues was unchanged in 2008.

        Gross profit as a percentage of revenues decreased from 71.7% in 2006 to 68.6% in 2007, due to the increase in our revenues from professional services as a percentage of total revenues. In 2008, gross profit increased to 70.3% of revenue.

        Operating Expenses

	Years ended December 31, ($ in millions)
	2006	2007	2008	% Change 2007 vs. 2006	% Change 2008 vs. 2007

Research and development	6.1	5.7	6.2	(6.6)	8.8
Selling and marketing	3.6	3.8	3.8	5.6	0.0
General and administrative	2.1	1.8	2.3	(14.3)	27.8
Impairment of goodwill and another
intangible asset	-	-	3.7	-	NA

Total operating expenses	11.8	11.3	16.0	(4.2)	41.6

        Research and Development. We make substantial investment in research and development to maintain our advanced technology and add functionality to our products. The decrease in our research and development expenses in 2007 by 6.6% was primarily due to a decrease in outsourcing cost. Research and development expenses increased in 2008 by 8.8% primarily due to an increase in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from an increase in the salary per employee and an increase in the total number of employees engaged in research and development. The increase was partially offset by deferred charges. Research and development expenses as a percentage of revenues slightly increased from 30.5% in 2006 to 31.0% in 2007 and to 31.8% in 2008 due to a decrease in revenue in excess of the decrease of research and development expenses in 2007 and an increase in research and development expenses in 2008 in excess of the increase in revenue.

        Selling and Marketing Expenses. Selling and marketing expenses slightly increased from $3.6 million in 2006 to $3.8 million in 2007 due to an increase of our global sales team, and remained roughly the same in 2008. Selling and marketing expenses as a percentage of revenues increased from 18.1% in 2006 to 20.8% in 2007 due to the decrease in revenue, and decreased to 19.5% in 2008 due to the increase in revenue.

        General and Administrative Expenses. General and administrative expenses decreased from $2.1 million in 2006 to $1.8 million in 2007 and increased to $2.3 million in 2008. The increase between 2007 and 2008 was primarily due to the acquisition of Omni and to an increase in professional services expenses, mainly legal.

        Impairment of Goodwill and another Intangible Asset. During 2008, following impairment tests for the value of goodwill and other intangible assets, we recorded an impairment charge of $3.7 million, out of which $2.3 million relate to Omni’s acquisition and $1.4 million relate to Sentori’s acquisition.

        Financial Expenses. Financial expenses increased from $0.2 million in 2006 to $13.1 million in 2007 primarily due to the other-than-temporary impairment in the value of our holding in auction rate securities investment in the amount of $15.2 million offset mainly by financial income from interest. In 2008, financial expenses were $3.6 million due to an impairment of auction rate securities in the amount of $4.2 million offset mainly by financial income from interest that was lower than in 2007 due to lower global interest rates. See Item 5.B “Liquidity and Capital Resources” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” for more information.

Corporate Tax Rate

        The general corporate tax rate in Israel is 31% for the 2006 tax year, 29% for the 2007 tax year and 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate decreased to 26% for the 2009 tax year and is expected to decrease to 25% for the 2010 tax year and thereafter. However, Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Our expected effective tax rate, however, was 3% in 2006 (before taking in consideration the one-time tax expenses in 2006 resulting from the finalization of the tax assessment for tax years 2003 to 2005), 2% in 2007, and 2% in 2008. We experienced the lower expected effective tax rates in 2006, 2007 and 2008 primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959. We cannot assure you that such tax benefits will be available for us in the future at their current levels or at all. In February 2007 we finalized tax assessments for the tax years 2003 to 2005 which resulted in an additional tax expense in 2006 of approximately $1.5 million. We cannot assure you that the low effective tax rates in 2006, 2007 and 2008 will be available for us in the future. For more information about the taxes to which we are subject, see above under the caption “Overview–Taxes on Income” and below under Item 10.E “Taxation.”

Critical Accounting Policies

        To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2008, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

        In preparing our financial statements in accordance with generally accepted accounting policies in the United States of America, our management must often make estimates and assumptions which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. For any given individual estimate or assumption made by our management, there may be alternative estimates or assumptions which are also reasonable. However, we believe that given the facts and circumstances before our management at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on the consolidated results of operations, financial position or liquidity for the periods presented in the consolidated financial statements.

        We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, customer claims, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed under the heading “Forward-Looking Statements” and in Item 3.D “Risk Factors”.

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

All services except managed services are priced on a fixed price basis and are recognized ratably over the period in which the services are provided except services which are recognized under the percentage-of-completion method as described below.

Products are mainly supplied with maintenance for a period of one year from delivery. When revenue on sale of the products is recognized, we defer a portion of the sales price and recognize it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which we render solely maintenance and support services.

Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with SOP 81-1. We generally determine the percentage-of-completion by comparing the labor performed to date to the estimated total labor required to complete the project. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

iii)	Managed Services: Revenues from managed services include a monthly fee for services and for right of use and are recorded as service revenues and license revenues, respectively. The monthly fee is based mainly on the number of subscribers or customer’s business volume and the agreements include a minimum monthly charge. These revenues are recognized on a monthly basis. Where customization services are sold together with a managed services contract, and vendor specific objective evidence of fair value for the managed services portion cannot be determined, the customization sales price is being deferred and is recognized over the entire contract term, commencing the deployment finalization. Accordingly, the expenses accrued during the implementation and customization period are deferred and presented in our balance sheet as deferred charges, net.

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

        Long-term Investment. We account for our investment in auction rate securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and in accordance with SFAS No. 157, “Fair Value Measurements”. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

—	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

—	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

—	Level 3 – Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

        As of December 31, 2008, our investment in auction rate securities is reported at fair value under Level 3 of fair value hierarchy provisions of SFAS No. 157. Due to the lack of availability of observable market quotes on our investment in auction rate securities, the fair value was estimated by Houlihan Smith & Company, an investment advisor, based on a valuation model. The investment advisor’s model considered the structure of the security, the quality of the collateral and the default risks, and the liquidity determinants affecting the security.

        Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported as a component of other comprehensive income in stockholders’ equity. We have concluded that the decline in value of our auction rate securities was other-than-temporary and recorded an impairment charge of $4.2 million for the year ended December 31, 2008. The valuation of our investment is subject to uncertainties that are difficult to predict. Factors that may impact valuation include changes to credit ratings of the securities as well as the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral values, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. The estimated market value of our holding in auction rate securities at December 31, 2008 was approximately $0.9 million and at June 1, 2009 was approximately $55,000. This will likely require another impairment charge in the second quarter of 2009.

        The credit and capital markets have continued to be uncertain in 2009. If uncertainties in these markets continue, these markets deteriorate further or the securities we hold are further downgraded, we may incur additional impairments to our investment portfolio.

        Impairment of Goodwill and Other Intangible Assets. We test our goodwill for impairment using a fair value approach at the reporting unit level, on an annual basis, or more frequently if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

        The goodwill impairment test is a two-step test. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The activities in the second step include valuing the tangible and intangible assets and liabilities of the impaired reporting unit based on their fair value and determining the fair value of the impaired reporting unit’s goodwill based upon the residual of the summed identified tangible and intangible assets and liabilities.

         In performing our impairment tests related to goodwill, we determine the fair value of our reporting units using the discounted cash flow approach. The discounted cash flow approach uses a reporting unit’s projections of estimated operating results and cash flows and applies a weighted-average cost of capital that reflects current market conditions. The evaluation of goodwill requires us to use significant judgments and estimates, including but not limited to projected future revenues and expenses, changes in operating margins, cash flows, and estimates of future capital expenditures. Our estimates may differ from actual results due to, among other things, economic conditions, changes to our business model, or changes in operating performance. Significant differences between these estimates and actual results could result in future impairment charges and could materially affect our future financial results.

Taxes on Income.

        Substantially all of our production facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Income we have derived from the Approved Enterprise is tax exempt. In the event of distribution of cash dividends from tax-exempt income, we are required to pay up to 25% tax in respect of the amount distributed. For more information about Approved Enterprises, see Item 10.E “Taxation – Law for the Encouragement of Capital Investments, 1959” and Note 9 to our financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009.

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

Recently Issued Accounting Pronouncements.

        Recently issued accounting pronouncements are described in note 1 paragraph to the consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009.

Our Functional Currency

        The currency of the primary economic environment in which we operate is the U.S. dollar with the exception of our U.K. subsidiary. In 2008, approximately 95% of our revenues were derived from sales outside Israel, the majority of which were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

—	for transactions, exchange rates at the transaction dates or average rates; and

—	for other items (derived from non-monetary balance sheet items such as depreciation and amortization or similar items), historical exchange rates.

        The resulting currency transaction gains or losses are reported as financial income or expenses as appropriate.

The functional currency of our U.K. subsidiary is the Great British Pound. We consolidate this subsidiary’s financial results into our financial statements, based on translation into U.S. dollars in accordance with Statement of Financial Accounting Standards (“FAS”) 52 of the Financial Accounting Standards Board of the United States (“FASB”). Assets and liabilities are translated at year-end exchange rates, while operating results items are translated at periodically average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

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

        As of December 31, 2008, we had approximately $9.7 million in cash and cash equivalents and $0.9 million in long-term investment, and our working capital was $9.7 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

        Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2006 was $0.6 million, attributable to our net income of $0.9 million and non-cash related items, net, in the amount of $1.6 million, offset by a net increase in operating assets and liabilities items in the amount of $1.9 million. Net cash provided by operating activities in 2007 was $4.7 million, attributable to our net loss of $11.9 million and non-cash related items, net, in the amount of $16.5 million, and to a net decrease in operating assets and liabilities items in the amount of $0.1 million. Net cash provided by operating activities in 2008 was $4.1 million, attributable to our net loss of $6.4 million and non-cash related items, net, in the amount of $9.5 million, and to a net decrease in operating assets and liabilities items in the amount of $1.0 million.

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

        We hold an investment in the principal amount of $20.3 million in an auction rate security, or the Security, which is secured by collateralized debt obligations. Consistent with our investment guidelines, the Security held by us had AAA credit rating at the time of the purchase. With the liquidity stress experienced in credit markets the Security held by us has experienced multiple failed auctions and hence became illiquid. In addition, the rating of the Security has been downgraded, and as of June 1, 2009 it is rated Ca by Moody’s, and CC by Standard & Poor’s. We are continuing to receive monthly interest payments on this security based on the stated terms.

        The estimated market value of the Security as of December 31, 2008, was $0.9 million, which reflects a $19.4 million decline in value of the principal investment. We have concluded that this decline in value is other-than-temporary and hence recorded a $15.2 million impairment charge for the year ended December 31, 2007, and a $4.2 million impairment charge for the year ended December 31, 2008. This impairment had, and the ongoing illiquidity of the Security continues to have, a material adverse affect on our liquidity and capital resources. Under current conditions of multiple failed auctions, the Security is illiquid and as such is presented under long-term investments on our balance sheet. If uncertainties in credit markets continue or if such markets deteriorate further, we may incur additional impairments to our investment in the Security. Any future impairment may have a material adverse affect on our liquidity and capital resources.

        In accordance with our existing cash management policy, all our funds – with the exception of the auction rate securities – are currently invested in bank deposits, certificate of deposits, and money market funds, with maturities of less than 12 months.

        Net Cash Provided by/Used in Investing Activities. During 2006, 2007 and 2008, our principal investment activity was the purchase/sale of marketable debentures. In 2007 we used $5.0 million for the acquisition of Omni Consulting.

        Net Cash Provided by/Used in Financing Activities. In 2006, our financing activities used $2.9 million due to cash dividend of $3.0 million, offset by $0.1 million in proceeds from the exercise of employee stock options. In 2007, our financing activities used $4.2 million due to a cash dividend of $4.3 million, offset by $0.1 million in proceeds from the exercise of employee stock options. In 2008, our financing activities used $5.9 million due to a cash dividend of $4.3 million and the repurchase of shares in the amount of $1.6 million.

        Capital Expenditures. During 2006, 2007, and 2008, the aggregate cash amount of our capital expenditures was $0.4 million in each of those years. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

        Cash Dividends. Since 2003 the Company distributed aggregated cash dividends of approximately $1.05 per share to its shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007, and $0.20 per share in 2008. For information about our dividend policy, please see Item 8 “Financial Information–Dividend Policy.”

        Share Repurchase. As of June 1, 2009, we have repurchased an aggregate amount of 2,383,337 ordinary shares under the 2008 share repurchase plan, at a total purchase price of approximately $1.8 million. We have authority, as of June 1, 2009 to use additional approximately $1.0 million for share repurchases under the 2008 plan.

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

        Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2008, our research and development department consisted of 195 employees out of a total of 322 employees.

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

        Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBX’s) is a trend in which we are participating. Our goal is to develop marketing and sales relationships with the vendors of IP PBX’s such as Avaya, Cisco Systems and 3Com under which our enterprise software will be sold together with these vendors’ systems. This requires us to develop new sales channels with the distributors of IP PBX’s. This process is time consuming and requires the investment of some resources to conclude the necessary agreements and to certify and train these new channel partners.

E.	Off-balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$585,000	$562,000	$23,000	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities
Reflected on our Balance Sheet
under U.S. GAAP	0	0	0	0	0
Total	$585,000	$562,000	$23,000	0	0

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

        The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:

Name	Age	Position

Monica Eisinger	51	President, Chairperson of the Board of Directors and Chief Executive Officer
Itay Barzilay	35	Chief Financial Officer
Doron Segal	44	Vice President - Engineering and Chief Technology Officer
Tal Shain	41	Vice President - Professional Services
Danny Engle	40	Vice President - Sales for North America
Amnon Neubach	65	Director
Mihail Rotenberg	56	Director
Menahem Shalgi	59	Director
Shmuel Arvatz	46	Director

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

        Itay Barzilay. Mr. Barzilay has served as our Chief Financial Officer since May 2008. From 2003 to 2008, he held several financial management positions at Avaya Inc. From 2000 to 2002, he served as an auditor and as a corporate finance consultant at the Israeli affiliate of Ernst & Young. Mr. Barzilay is a certified public accountant in Israel and holds a B.A. degree in Accounting and Economics from Tel Aviv University and an M.B.A. degree from New York University, Stern School of Business.

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

        Danny Engle. Mr. Engle is Vice President of North American Sales for MIND Software Inc. (formerly Sentori Inc.). Mr. Engle joined Sentori in 2003 as Director of Sales, and later became Sentori’s Vice President of North American Sales. Prior to joining Sentori, Mr. Engle was District Manager at Siebel Systems, a leading CRM solutions provider; Director of Sales for SOTAS, a leading provider of network efficiency maximization tools for communication service providers. Mr. Engle holds a B.S. degree in Business Administration from the University of Texas.

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

        Menahem Shalgi. Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi served at Amdocs as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993, Mr. Shalgi served as the Chief Executive Officer of WIZTEC Ltd. Prior thereto, Mr. Shalgi served at Amdocs since 1985, at which he held a number of positions. Currently Mr. Shalgi serves as a director in Pilat Media PLC in the UK and he is the chairman of Afterdox, an investment house in Israel. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Sciences from Weizmann Institute for Science.

        Shmuel Arvatz. Mr. Arvatz has served as an external director of our company since August 2008. Mr. Arvatz serves as the Chief Financial Officer of ClickSoftware Technologies Ltd. Prior to his position at ClickSoftware, he served as the Chief Financial Officer at Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. He also served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a leading provider of software e-manufacturing solutions. Between 1990 and 1999, Mr. Arvatz served as Vice President and Chief Financial Officer at ADC Israel Ltd. (previously Teledata Communications Ltd.). He holds a B.A. degree in accounting and economics from Bar-Ilan University and is a certified public accountant in Israel.

B.	Compensation of Directors and Executive Officers

        The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2008 was approximately $1.3 million, including approximately $100,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

        During 2008, options to purchase 160,000 ordinary shares were granted to our executive officers under our option plans.

        Our shareholders in a meeting held on April 7, 2005, resolved to grant each of our five directors (at that time) options to purchase 18,000 ordinary shares. The exercise price of the options is $3.82, which was equal to the per share closing price of our ordinary shares on the Nasdaq Global Market on the trading date immediately preceding the shareholders meeting approving the grant. The options vested in three equal annual installments on February 1, 2006, 2007 and 2008 and will expire on February 8, 2012. The shareholders also approved to pay each non-executive director an annual fee of $8,000 and a participation fee of $400 per meeting, which is the same amount of fees that was paid to our external directors until mid 2008. Pursuant to an amendment to the regulations under the Israeli Companies Law governing the compensation of external directors, on May 14, 2008, our Board of Directors resolved that, commencing on July 1, 2008, each of our external directors will be entitled to receive an annual fee of NIS 42,600 (approximately $12,500) and a participation fee of NIS 2,200 (approximately $650) per meeting, which is equal to the median rate for companies of our size set forth in the regulations. On June 16, 2008, our Board of Directors resolved that the remuneration of those external directors who will be classified by the Board as expert external director will be 20% more than the remuneration of the ordinary external directors. On August 19, 2008, our Board of Directors resolved to classify Amnon Neubach and Shmuel Arvatz, who qualify as our accounting and financial experts, as expert external directors.

C.	Board Practices

Board of Directors

        Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class III will expire in 2009, Class I in 2010 and class II in 2011. Monica Eisinger is a member of Class I, Mihail Rotenberg is a member of Class II, and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

        The initial term of an external director is three years and may be extended for one additional term of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each in certain circumstances described below. Mr. Neubach was re-elected to a third term as an external director on August 28, 2007. Mr. Menahem Shalgi was re-elected to a second term as an external director on August 18, 2008. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting experience, as defined in the regulations, which our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise and that Mr. Amnon Neubach and Shmuel Arvatz have such expertise.

External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

—	the company;

—	any entity controlling the company; or

—	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

        No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

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

        External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

—	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors that exercises a power of the board of directors is required to include at least one external director, except for the audit committee, which is required to include all the external directors.

Audit Committee

        Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

—	the chairman of the board of directors; and

—	a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

        Under the Companies Law, the role of the audit committee is to examine flaws in the management of the company’s business, in consultation with the internal auditor and the company’s independent accountants, suggest remedial measures, and to approve specified related party transactions. Our audit committee consists of all our external directors and Mr. Mihail Rotenberg.

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

Internal Auditor

        Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company’s actions comply with the law and orderly business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Doron Cohen C.P.A., from the accounting firm of Fahn – Kanne & Co. Grant Thornton Israel, serves as our internal auditor.

Fiduciary Duties of Office Holders

        The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

        The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

        The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

—	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact on the company's profitability, assets or liabilities.

Approval of Related Party Transactions

        Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved.

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

Disclosure of Personal Interests of a Controlling Shareholder

        Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

—	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

        Shareholders generally have the right to examine any document in the company’s possession pertaining to any matter that requires shareholder approval. If this information is made public in Israel or elsewhere, we will file the information with the Securities and Exchange Commission in the United States.

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

D.	Employees

        The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2006	2007	2008

Approximate numbers of employees by geographic location
Israel	101	81	67
Romania	200	198	226
United States	16	13	16
United Kingdom	-	31	13

Total workforce	317	323	322

Approximate numbers of employees by category of activity
General and administration	19	18	20
Research and development	182	173	195
Professional services and customer support	87	106	90
Sales and marketing	29	26	17

Total workforce	317	323	322

        We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute amount to approximately 17.4% of wages, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 5.0% of his or her base salary and we contribute 13.3% or 13.8%. Each employee who agrees to participate in the Pension Fund contributes 5.0% or 6.5% of his or her base salary and we contribute 13.3% or 14.8%. Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes up to 2.5% of base salary and we contribute up to 7.5%.

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

        As of June 1, 2009, Monica Eisinger beneficially owned 4,200,888, or 21.9%, of our ordinary shares. This includes vested options to acquire 18,000 ordinary shares at an exercise price of $3.82, which expire on February 8, 2012. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

        The option plans permit the issuance of options to acquire up to 4,306,000 ordinary shares. As of June 1, 2009, options to purchase 939,900 ordinary shares were outstanding and options for 979,790 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options. On April 13, 2004, our annual general meeting resolved to extend our share option plans until December 31, 2010.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 1, 2009, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)

Monica Eisinger	4,200,888	(2)	21.9	%(1)
Lloyd I. Miller, III	1,746,460	(3)	9.1	%(1)

(1)	Based on 19,210,673 ordinary shares outstanding on June 1, 2009.

(2)	Includes 18,000 ordinary shares issuable upon the exercise of vested options

(3)	Based on a Schedule 13G/A filed with the SEC on February 12, 2009, Mr. Miller has sole voting and dispositive power with respect to 281,329 ordinary shares as a manager of a limited liability company that is the general partner of a certain limited partnership and has shared voting and dispositive power with respect to 1,465,131 ordinary shares as an investment advisor to the trustee of certain family trusts.

        As of June 1, 2009, there were nine holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 11,494,223 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

        None.

C.	Interests of Experts and Counsel

        Not applicable.

Item 8.	Financial Information

Financial Statements

        See Item 18.

Legal Proceedings

        On February 20, 2008, we filed a Statement of Claim with the Financial Industry Regulatory Authority and commenced arbitration against Credit Suisse Securities (LLC) and certain employees thereof that invested funds on our behalf. The claim alleges, among other things, that the bank was supposed to invest the funds in highly liquid, highly safe, 28-day auction-rate securities, but – without our authorization – invested the funds in collateralized debt obligations (CDOs). In particular, the claim alleges that the bank invested the funds in a security called “Mantoloking CDO” without telling us that this was a CDO investment until after the purchase had already occurred. The claim also describes how, after the fact, the bank advised that the security, which has a stated maturity date in the year 2046, had been rolled “due to failed auction”.

        Our Amended Statement of Claim, which was filed on February 9, 2009, includes causes of action for fraud, violation of various NASD rules (including the NASD’s suitability rule), violation of Section 10(b) of the U.S. Securities Exchange Act and SEC Rule 10b-5 (fraud and unsuitability), failure to supervise, conversion, misappropriation and breach of contract. The claim seeks, among other things, damages and other relief from all of the respondents, including return of all the funds plus compensatory and punitive damages. We intend to pursue the arbitration vigorously. The arbitration hearing that was originally scheduled for June 2009 was postponed until November – December 2009, but no predictions of the timing of a resolution or possible outcomes can be made at this time.

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

Period	High	Low

Last six months:
May 2009	1.09	0.96
April 2009	0.97	0.81
March 2009	0.81	0.59
February 2009	0.73	0.59
January 2009	0.83	0.69
December 2008	0.85	0.63

Last nine quarters:
Q1 2009	0.83	0.59
Q4 2008	1.13	0.63
Q3 2008	1.19	0.97
Q2 2008	1.28	0.99
Q1 2008	2.39	1.17
Q4 2007	2.52	2.21
Q3 2007	2.81	2.25
Q2 2007	3.05	2.66
Q1 2007	3.02	2.59

Last five years:
2008	2.39	0.63
2007	3.05	2.21
2006	3.38	2.37
2005	5.64	2.56
2004	6.33	3.86

        The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Tel Aviv Stock Exchange. The table contains actual prices in NIS, without adjustment for dividends paid on our ordinary shares.

Period	High	Low

Last six months:
May 2009	4.39	3.96
April 2009	4.29	3.31
March 2009	3.54	2.51
February 2009	2.98	2.60
January 2009	3.20	2.60
December 2008	3.33	2.37

Last nine quarters:
Q1 2009	3.54	2.51
Q4 2008	4.01	2.37
Q3 2008	4.22	3.16
Q2 2008	4.53	3.23
Q1 2008	9.44	3.84
Q4 2007	10.21	8.87
Q3 2007	12.24	9.94
Q2 2007	12.40	10.72
Q1 2007	12.97	10.76

Last five years:
2008	9.44	2.37
2007	12.97	8.87
2006	15.55	10.40
2005	24.92	11.66
2004	28.54	17.03

B.	Plan of Distribution

        Not applicable.

C.	Markets

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO, and on the Tel-Aviv Stock Exchange under the symbol MIND.

D.	Selling Shareholders

        Not applicable.

E.	Dilution

        Not applicable.

F.	Expenses of the Issue

        Not applicable.

Item 10.	Additional Information

A.	Share Capital

        Not applicable.

B.	Memorandum and Articles of Associations

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

Transfer of Shares and Notices

        Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, we will provide at least 21 calendar days’ prior notice of any general shareholders meeting.

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

        According to the Israeli Companies Law, the term of a director commences upon his election, unless the company’s articles of association permit a later effective date. In order to allow our shareholders to elect a director for a term that commences on a later effective date, our shareholders amended our articles of association on April 7, 2005.

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

Voting, Shareholders’ Meetings and Resolutions

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

Duties of Shareholders

        Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and to refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of the company's authorized share capital;

—	a merger; or

—	approval of certain actions and transactions which require shareholder approval.

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

        The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company and there is no 45% or more shareholder in the company. These requirements do not apply if the acquisition (i) is made in a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Insurance of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

        Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:

—	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with:

—	proceedings we institute against him or instituted on our behalf or by another person;

—	a criminal charge from which he was acquitted; or

—	a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

        The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to indemnification or insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

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

General Corporate Tax Structure

        The general rate of corporate tax in Israel to which Israeli companies are subject is 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2006, the corporate tax rate has decreased to 26% for the 2009 tax year and is expected to decrease to 25% for the 2010 tax year and thereafter. The general rate of capital gains tax in Israel to which Israeli companies are subject is 25%, for capital gains derived after January 1, 2003 other than gains deriving from the sale of listed securities (regarding the last statement, it relates only to assets that were purchased after 1.1.03. If the asset was purchased before 1.1.03, and sold after said date, the applicable tax rate will be determined according to a blended tax rate of 25% and the corporate tax rate that was in force on the date of the sale (based on a linear calculation)). However, the effective tax rate payable by a company which derives income from an “Approved Enterprise” (as defined below) may be considerably less, as further discussed below.

        Following a Temporary Order, which came into effect on January 1, 2009, and will expire at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for dividend distributions received in 2009 from a foreign subsidiary, which is used in Israel either in 2009 or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

        Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company’s share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents (“foreign investment level”). The tax rate is:

—	20% if the foreign investment level is 49% or more but less than 74%;

—	15% if the foreign investment level is 74% or more but less than 90%; and

—	10% if the foreign investment level is 90% or more.

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

        The Alternative Route

        A company owning an Approved Enterprise may elect to receive, in lieu of certain grants available to an Approved Enterprise, an alternative package of benefits. Under the alternative package, the company’s undistributed income derived from an Approval Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the Investments Law for the remainder of the benefit period.

        General Requirements by the Investment Center

        The benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits, linked to the Israeli consumer price index and interest. These conditions include:

—	adhering to the business plan contained in the application to the Investment Center;

—	financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of shares;

—	filing regular reports with the Investment Center with respect to the Approved Enterprise; and

—	obtaining the approval of the Investment Center for changes in the ownership of a company.

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

        In April 2008, we distributed to our shareholders approximately $4.3 million. Since, at that time we had insufficient retained earnings, the dividend was distributed after obtaining an approval by an Israeli court in accordance with Section 303 of the Israeli Companies Law. According to a pre-ruling received from the Israeli Tax Authority, tax was withheld at a rate of 20%. This pre-ruling applies only to this particular dividend and not to future dividends, if any.

        Amendment of the Investments Law

        On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period from the company’s previous year of commencement of benefits under the Investments Law.

        Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Enterprise, as they apply to us, are determined according one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

        Non-Residents of Israel

        Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains are not derived from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not attributed to a permanent establishment in Israel and that such shareholders are not subject to the Israeli Income Tax (Inflationary Adjustment) Law, 5745-1985 and did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

        A U.S. holder is:

—	an individual citizen or resident of the United States;

—	a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

—	an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

—	a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all substantial decisions of the trust.

        Unless otherwise specifically indicated, this summary does not consider United States tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances, like the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass through entity is not considered, nor are the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

        You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the ordinary shares.

Distributions on the Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status”, a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares.

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

Disposition of Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status”, upon the sale or exchange of the ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange.

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

        There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. However, the legislative history of the U.S. Taxpayer Relief Act of 1997, referred to as the 1997 Act, indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities”. It is unclear under current interpretations of the 1997 Act whether other approaches could be employed to determine the value of our assets. Based on application of the approach of the 1997 Act, there is a reasonable likelihood that we may not be deemed a PFIC starting 2003. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

        If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder’s holding period of ordinary shares and the U.S. holder does not make a QEF election or a “mark-to-market” election (both as described below), any gain recognized by the U.S. holder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income generally would be allocated over a U.S. holder’s holding period with respect to our ordinary shares. The amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

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

        Non-U.S. holders generally will be subject to information reporting and backup withholding at a rate of 31% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder’s foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

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

        The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2008.

Currency	Current Monetary Assets (Liabilities)-net
(In US $ thousands)

NIS	128
Euro	2,656
Romanian Ron	89
Other non-dollar currencies	617

3,490

        Our annual expenses paid in NIS are approximately $6 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $60,000 for the year ended December 31, 2008.

        At December 31, 2008, we held investments in auction rate securities called “Mantoloking CDO 2006 LTD SER 2006-1A Class A-2, ISIN#US564616AB6", or the Security, in the principal amount of $20.3 million. The stated maturity of the Security is 2046. For a general description of certain types of auction rate securities, see Item 3.D “Risk Factors” above. While the liquidity of the Security has been significantly impacted by market conditions, we continue to receive interest payments every month. The estimated market value of the Security at December 31, 2008 was approximately $0.9 million, which reflects a $19.4 million adjustment to the principal value of $20.3 million (see also note 10(c) to our consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009).

        As of June 1, 2009 the Security was rated Ca by Moody’s and CC by Standard & Poor’s.

        As of December 31, 2008, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

        The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2008, the proceeds were used for acquisitions, investments in marketable securities and debentures, and dividend payments.

Item 15T.	Controls and Procedures

Disclosure Controls and Procedures

        We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2008. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the SEC.

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

        Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2008 and concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

Changes in Financial Control Over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during 2008 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        Our board of directors has designated Mr. Amnon Neubach as our “audit committee financial expert” as defined by the SEC rules.

Item 16B.	Code of Ethics

        In April 2004, our board of directors adopted our Code of Ethics, a code that applies to all of our directors and employees.

Item 16C.	Principal Accountant Fees and Services

        In the annual meeting held in April 2009, our shareholders appointed Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as our independent auditor until the close of next year’s annual general meeting, in place of our previous independent auditor, Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. Kesselman & Kesselman’s reports on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Since January 2007, there were no disagreements with Kesselman & Kesselman on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which agreements, if not resolved to the satisfaction of Kesselman & Kesselman, would have caused it to make a reference to the subject matter of the disagreement in connection with its report.

        Kesselman & Kesselman billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2007	2008

Audit Fees	$75,000	$95,000

Audit-Related Fees	0	0

Tax Fees	5,000	5,000

All Other Fees	0	0

Total	$80,000	$100,000

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

        In September 2008, our Board of Directors authorized a plan for the repurchase of up to 2,100,000 of our ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, we had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, our Board of Directors authorized additional repurchase transactions of our shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. As of June 1, 2009, we have purchased an aggregate amount of 2,383,337 ordinary shares under the 2008 and 2009 programs at a total purchase price of approximately $1.8 million.

        During the fiscal year ended December 31, 2008, we made the following share repurchases pursuant to our share repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

Month #1 (November
26 to November 30)	403,200	$0.84	403,200	1,696,800

Month #2 (December
1 to December 31)	1,696,800	$0.76	2,100,000	0

Total	2,100,000	$0.78	2,100,000	0

Item 16F.	Change in Registrant’s Certifying Accountant

        Not applicable.

Item 16G.	Corporate Governance

        We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders’ Meetings and Resolutions.” In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

PART III

Item 17.	Financial Statements

        Not applicable.

Item 18.	Financial Statements

        Our consolidated financial statements and related auditors’ report for the year ended December 31, 2008 are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2009.

Item 19.	Exhibits

        The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1*	Memorandum of Association, as amended

1.2***	Articles of Association, as amended

4.1**	MIND 1998 Share Option Plan

4.2**	MIND 2000 Share Option Plan

8	List of Subsidiaries

11**	Code of Ethics and Business Conduct

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act

15.1	Consent of Houlihan Smith & Company

*	Incorporated by reference to MIND C.T.I. Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (Commission file number 000-31215).

**	Incorporated by reference to MIND C.T.I. Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (Commission file number 000-31215).

***	Incorporated by reference to MIND C.T.I. Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (Commission file number 000-31215).

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD. By: /s/ Monica Eisinger —————————————— Monica Eisinger President & CEO Date: June 29, 2009