Form 20-F
period 2009-12-31
MIND CTI LTD
filed 2010-06-22
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

As of December 31, 2009, the Registrant had outstanding 18,428,918 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes   ☒No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes   ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐Yes   ☐No

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
Item 17☐ Item 18☐

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2009. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 and the related notes thereto are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 20, 2010. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2005	2006	2007	2008	2009
	(In US $ thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Sales of licenses	$7,420	$8,467	$5,903	$6,191	$6,135
Services	8,181	11,593	12,544	13,282	11,439

Total revenues	15,601	20,060	18,447	19,473	17,574
Cost of revenues	4,015	5,675	5,784	6,126	6,413
Gross profit	11,586	14,385	12,663	13,347	11,161
Research and development expenses	5,086	6,118	5,714	6,163	4,448
Selling, general and administrative expenses:
Selling and marketing expenses	2,148	3,628	3,846	3,320	2,220
General and administrative expenses	1,507	2,135	1,845	2,475	2,324
Impairment of Goodwill				3,498
Impairment of Intangible Asset				185
Operating income (loss)	2,845	2,504	1,258	(2,294)	2,169
Auction Rate Securities Settlement					18,500
Impairment of Auction Rate Securities			(15,187)	(4,172)	(941)
Other Financial income (expenses)	1,260	(222)	2,082	568	256
Income (loss) before taxes on income	4,105	2,282	(11,847)	(5,898)	19,984
Taxes on income	43	1,373	108	525	197
Net income (loss)	$4,062	$909	$(11,955)	$(6,423)	$19,787
Earnings (loss) per ordinary share:
Basic	$0.19	$0.04	$(0.55)	$(0.30)	$1.04
Diluted	$0.19	$0.04	$(0.55)	$(0.30)	$1.04
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands
Basic	21,431	21,515	21,586	21,473	19,012
Diluted	21,619	21,546	21,586	21,473	19,012

	As of December 31,
	2005	2006	2007	2008	2009
	(In US $ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,174	$4,771	$12,390	$9,722	$15,995
Working capital	9,471	28,926	13,441	9,668	15,315
Total assets	55,652	53,791	37,726	24,002	28,951
Share capital and additional paid-in capital	59,452	59,926	57,934	53,796	39,159
Treasury Shares				1,631	2,800
Total shareholders’ equity	49,485	47,859	31,809	18,434	22,687

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

Adverse economic conditions have adversely affected, and may further adversely affect, our business and financial results.

Recent turmoil in the global financial and credit markets has caused liquidity problems for many financial institutions and adversely affected general economic conditions, as well as the telecommunications market in particular. Many new and small service providers, including three of our managed-services customers, have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications, which has reduced our sales and adversely affected our results of operations. A continuation of adverse economic conditions may further reduce our sales and could result in additional pressure on the price of our products, both of which would have a material adverse effect on our operating results. A continuation of such conditions could also have a number of follow-on effects on our business, including (i) a negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (ii) a decrease in asset values that are deemed to be other than temporary, which may result in impairment losses.

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

In both 2008 and 2009, approximately 95% of our revenues, were generated outside of Israel. Our sales outside of Israel are made in more than 40 countries. We currently have sales and support offices located in Silver Spring, Maryland U.S. and in Reading, U.K. In addition, we have a technical and support team in Jassy, Romania. We may establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

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

In 2009, we derived 85.6% of our revenues from the sale of software and related services to telecommunications service providers. Before we can sell our software to some of these customers, they conduct a lengthy and complex approval and purchasing process. The following factors, among others, affect the length of the approval process:

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

•	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

•	potential termination of long-term contracts by our customer due to lack of financing, internal changes or any other reason; and

•	changes in our pricing policies or competitive pricing by our competitors .

Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. In future quarters, our operating results may be below the expectations of public market analysts and investors, and as a result, the price of our ordinary shares may fall.

The customer base for our wireline and wireless billing and customer care products is characterized by small to medium size telephony carriers. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially.

Our traditional wireline and wireless billing and customer care products target small to medium size telephony carriers. Our growth in this field depends on continued growth of these traditional telephony carriers. We cannot be certain that small to medium size telephony carriers will be able to successfully compete with large telephony carriers in existing markets or will successfully develop in new and emerging markets. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially and our business would suffer. In addition, there may never be significant demand for new billing and customer care software by providers of telecom services.

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

Although the majority of our revenues are denominated in U.S. dollars, approximately 29% of our expenses are incurred in New Israeli Shekel, or NIS and approximately 31% of our expenses are incurred in Euro. As a result, we may be negatively affected by fluctuations in the exchange rate between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

We have derived, and anticipate that we will continue to derive, a portion of our market opportunities and revenues from our marketing alliances and reseller arrangements with major manufacturers of telecommunications equipment, including Alcatel-Lucent, Cisco, Ericsson and Nokia-Siemens, which market or recommend our products to their customers. Our marketing alliances and reseller arrangements with these parties are nonexclusive and do not contain minimum sales or marketing performance requirements. In most instances, there is no formal contractual arrangement. As a result, these entities may terminate these arrangements without notice, cause or penalty. There is also no guarantee that any of these parties will continue to market our products. Our arrangements with our resellers and marketing allies do not prevent them from selling products of other companies, including products that compete with ours. Moreover, our marketing allies and resellers may develop their own internal mediation, rating, billing and customer care software products that compete with ours, or acquire one of our competitors. If we are unable to maintain our current marketing alliances and reseller relationships, or if these marketing allies and resellers acquire or develop their own competing mediation, rating, billing and customer care software products, our revenues and income will decline.

If our software does not continue to integrate and operate successfully with the telecommunications equipment of the leading manufacturers, we may be unable to maintain our existing customer base and/or generate new sales.

The success of our software depends upon the continued successful integration and operation of our software with the telecommunications equipment of the leading manufacturers. We currently target a customer base that uses a wide variety of network infrastructure equipment and software platforms, which are constantly changing. In order to succeed, we must continually modify our software as new telecommunications equipment is introduced. If our product line fails to satisfy these demanding and changing technological challenges, our existing customers will be dissatisfied. As a result, we may be unable to generate future sales and our business will be materially adversely affected.

We may expand our business through acquisitions that could result in diversion of resources and extra expenses, and which may involve other risks that could disrupt our business and harm our financial condition.

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

Because our market is new and evolving, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of Monica Iancu, our President and Chief Executive Officer and one of our founders, and other members of senior management. Because the demand for highly qualified senior personnel exceeds the supply of this type of personnel, it will be difficult to replace members of our senior management if one or more of them were to leave us. If either Mrs. Iancu or other members of the senior management team are unable or unwilling to continue their employment with our company, our business will be harmed.

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

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and Nasdaq rules. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and, commencing from fiscal year 2010, by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. If we are unable to implement these requirements effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls over financial reporting from our independent auditor.

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

As of June 1, 2010, we had 18,479,118 outstanding ordinary shares, which were freely tradable without restriction or further registration under the federal securities laws unless held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. As of June 1, 2010, there were outstanding options to purchase a total of 910,200 ordinary shares, of which 606,200 were vested. We were also authorized to grant options to purchase 2,365,810 additional ordinary shares. We have filed registration statements on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may harm our operating results.

We are organized under the laws of the State of Israel and a substantial portion of our assets and our principal operations, are located in Israel. Accordingly, our operations, financial position and operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Hamas, an Islamist movement responsible for many attacks against Israeli targets, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Further, in the summer of 2006, Israel fought a war against Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Rocket strikes from Gaza have increased since June 2007, and thousands of rockets have been fired at population centers in southern Israel, leading to an armed conflict between Israel and Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries and trade groups restrict business with Israel and Israeli companies, and additional countries and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

We receive tax benefits under Israeli law for capital investments, the Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits under the Investments Law could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E “Taxation – Law for the Encouragement of Capital Investments, 1959” and Note 9 to our financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 20, 2010.

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

General

Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law, 1999 and the regulations promulgated thereunder. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 20692, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is MIND Software Inc. and its principal offices are located at 12520 Prosperity Drive, Suite 220, Silver Spring, MD 20904, USA.

Important Events in the Development of the Company

In July 2003, our board of directors adopted our dividend policy. We have since distributed yearly dividends seven times, as well as one special dividend of $0.80 per share, distributed in December 2009. We intend to continue to distribute cash dividends based on factors that include our cash position and activities.

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

In the three years period ended December 31, 2009, we recorded financial write-offs in the aggregate amount of $20.3 million related to the auction rate security held by us. In September 2009, we announced a material increase in financial income resulting mainly from the $18.5 million cash settlement of our arbitration claim related to this security.

Principal Capital Expenditures

During 2007, 2008 and 2009, the aggregate cash amount of our capital expenditures was $0.4 million per each year. These expenditures were principally for the purchase of property and other equipment. We currently have no material commitments for capital expenditures.

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

Our highly functional and adaptable products enable our customers to quickly deploy new services as well as to rapidly grow and add new services. Our solutions support both prepaid billing plans, in which customers prepay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of our solutions are as follows:

•
Mediation. Our mediation platform provides real-time and batch event collection interfacing with the voice, messaging, content, data, service delivery and routing network elements. It incorporates an intelligent processing engine to correlate, aggregate, merge and filter raw events into a single valuable usage event. Supported AAA and IN protocols include among others Diameter, Radius, GTP', CAMEL, IS-826;

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

•
Rating. Our billing solutions include a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for various content and video streaming services and for different customer groups, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. International service providers may define rates in different currencies using the product's multi-currency functionality. An unlimited number of free-unit and money-bundle is supported. Voucher based payment models are supported;

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

•
Collection procedures. The MINDBill collection facility provides flexibility in defining the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy. Payment arrangements can be made and monitored. This increases efficiency through the automation of the majority of the collection functions, and helps maximizing the success ratio. Automating the collection process utilizing the built in work flow engine enables operators to monitor the account receivables and ensure the collection of the entire revenue. All of this is achieved with operational efficiency streamlining the business processes that is fully integrated within the customer suit.

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

•
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

•
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

•
Dashboard. A visual representation of the most significant information regarding calls, a useful tool that helps administrators to get a quick and relevant image of the general system activity. The Dashboard can quickly provide - through its graphical and non-graphical monitors - a snapshot over the outgoing and incoming calls, traffic and exceptions as well as several top requested reports;

•
Multi-site solution.  The PhonEX-ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX-ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

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

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

•	participating in industry trade shows and special events;

•	conducting ongoing public and press relations programs; and

•	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31, (in thousands of US $)
	2007	2008	2009
The Americas (total)	7,779	7,874	7,713
Sale of Licenses	2,647	2,859	3,003
Services	5,132	5,015	4,710
Asia Pacific and Africa (total)	1,409	777	719
Sale of Licenses	579	261	324
Services	830	516	395
Europe (total)	7,975	9,861	8,319
Sale of Licenses	2,349	2,867	2,498
Services	5,626	6,994	5,821
Israel (total)	1,284	961	823
Sale of Licenses	328	204	310
Services	956	757	513
Total	18,447	19,473	17,574
Sale of Licenses	5,903	6,191	6,135
Services	12,544	13,282	11,439

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

•	traditional wireline telephony providers, such as Moldtelecom, and Telefonia Bonairiano;

•	wireless telephony providers, such as KDDI America, Inc., Mobi PCS, Inc., Pocket Communications, and Revol;

•	3rd generation (3G) mobile operators that provide broadband mobile IP services, such as H3G Italy; and

•	MVNOs, such as Viaero.

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

Even after repayment in full of royalty obligations, the Research and Development Law prohibits the transfer of the funded know-how outside of Israel without the prior approval of the Office of the Chief Scientist. Further, the Research and Development Law generally requires that the manufacture of products incorporating or based upon funded know-how be performed in Israel.

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

C.	Organizational Structure

Set forth below is a list of our significant subsidiaries:

•	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

•	MIND Software Inc. (formerly Sentori Inc.), a wholly owned subsidiary, incorporated in the State of Delaware;

•	MIND Software SRL., a wholly owned subsidiary, incorporated in Romania; and

•	Dirot Comp SRL., a wholly owned subsidiary, incorporated in Romania.

D.	Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 15,000 square feet at our Yoqneam headquarters. We also lease 2,135 square feet of office space in Silver Spring, Maryland, approximately 760 square feet in Reading, U.K. and 24,000 square feet in Jassy, Romania. The office in Maryland is used primarily for supporting our customers in the United States, while the office in Jassy is used primarily for software development and for customer support. The office in Maryland is the group’s headquarters in the Americas.

Item 4A.              Unresolved Staff Comments

Not applicable.

Item 5.                 Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements and the related notes thereto, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 20, 2010.

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and multiple play (voice, data and content) service providers. In 2009, 85.8% of our revenues were derived from providing our billing and customer care software and 14.2% were derived from providing our enterprise software. In 2009, license fees represented 34.9% of our revenues and services represented 65.1%. In 2007, one customer accounted for approximately 10% of our total revenues. In 2008, no customer accounted for 10% or more of our total revenues. In 2009, one customer accounted for approximately 11% of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

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

In 2007, we experienced a decrease in revenue over 2006 driven primarily by changes to our business model, from short-term license deals to larger and more complex, long-term managed services agreements. In 2008, we experienced growth in revenue over 2007 driven by the acquisition of Omni Consulting Company Limited in the fourth quarter of 2007, which strengthened our presence in the United Kingdom. In 2009, we experienced a decrease in revenue driven primarily by the low number of new deals signed in 2008, which resulted in lower revenue recognition in 2009.

In 2007, we recorded a $15.2 million impairment charge with respect to our holding of an auction rate security (the “Security”) in the principal amount of $20.3 million. In 2008, we recorded a $4.2 million impairment charge with respect to the Security, and in 2009 we recorded an additional $0.9 million impairment charge with respect to the Security. The carrying value of the Security as of December 31, 2009 was nil.

In 2009 we recognized financial income of $18.5 million due to a settlement with the investment firm that purchased the auction rate security for us. See below under Item 5.B - “Liquidity and Capital Resources” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” for more information.

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. Additionally the board approved dividend distributions in 2003, 2007, 2008 and 2009 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings. Since 2003 we distributed cash dividends of approximately $2.05 per share to our shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007, $0.20 per share in 2008, $0.80 per share in 2009 and $0.20 per share in 2010. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

In September 2008, our board of directors authorized a plan for the repurchase of up to 2,100,000 of our ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, we had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, our board of directors authorized additional repurchase transactions of our shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. In November 2009, our board of directors authorized an additional plan for the repurchase of our shares in an amount of up to $1.8 million. As of December 31, 2009, we purchased an aggregate amount of 3,165,092 ordinary shares at a total purchase price of $2.8 million.

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

Financial Income (Expenses), Net. Our financial income (expenses), net consists mainly of impairments of our auction rate security and income that was recognized due to the settlement relating to such security, as well as other financial income (expenses), primarily interest earned on bank deposits and long term investments, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs, and bank charges.

Taxes on Income.  See "—Corporate Tax Rate" below.

A.	Operating Results

The following discussion of our results of operations for 2007, 2008 and 2009, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 20, 2010:

	Years ended December 31,
	2007	2008	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	31.4	31.5	36.5
Gross profit	68.6	68.5	63.5
Research and development expenses	31.0	31.6	25.3
Selling, general and administrative expenses:
Selling and marketing expenses	20.8	17.0	12.6
General and administrative expenses	10.0	12.7	13.2
Impairment of goodwill and intangible asset		18.9
Operating income (loss)	6.8	(11.7)	12.4
Financial income (expenses) - net	(71.0)	(18.6)	101.3
Income (loss) before taxes on income	(64.2)	(30.3)	113.7
Taxes on income	(0.6)	(2.7)	(1.1)
Net income (loss)	(64.8)	(33.0)	112.6

Comparison of 2007, 2008 and 2009

Revenues

	Years ended December 31, ($ in millions)			% Change	% Change
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
License sales	5.9	6.2	6.1	5.1	(1.6)
Professional services	12.5	13.3	11.5	6.4	(13.5)
Total revenues	18.4	19.5	17.6	6.0	(9.7)

Revenues in 2008 increased in comparison to 2007 by 6.0%, driven by the acquisition of Omni, which strengthened our presence in the United Kingdom. Revenues in 2009 decreased in comparison to 2008 by 9.7%. The decrease was primarily attributed to the decrease in new orders received in 2008 which resulted in lower revenue recognition in 2009. Revenues from our billing and customer care product solutions for service providers increased from $15.3 million in 2007 to $16.3 million in 2008 and decreased to $15.1 million in 2009. Revenues from our enterprise products increased from $3.1 million in 2007 to $3.2 million in 2008, and decreased to $2.5 million in 2009.

Revenues from professional services as a percentage of total revenues remained 68% in 2007 and 2008. In 2009, revenues from professional services decreased to 65%.

The following table presents the geographic distribution of our revenues:

	Years ended December 31,
	2007	2008	2009
The Americas	42.2%	40.5%	43.9%
Asia Pacific and Africa	7.6	4.0	4.1
Europe	43.2	50.6	47.3
Israel	7.0	4.9	4.7
Total	100.0%	100.0%	100.0%

Our sales in the Americas as a percentage of total sales decreased from 42.2% in 2007 to 40.5% in 2008 and increased to 43.9% in 2009. Our sales in Europe as a percentage of revenue increased from 43.2% in 2007 to 50.6% in 2008 primarily as a result of the acquisition of Omni Consulting in the United Kingdom in October of 2007, and decreased to 47.3% in 2009.

Cost of Revenues

	Years ended December 31, ($ in millions)			% Change	% Change
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
Total cost of revenues	5.8	6.1	6.4	5.2	4.9

The increase in our cost of revenues in 2008 compared with 2007 was primarily due to the increase in our revenues. The increase in our cost of revenues in 2009 was due to additional charges to cost of revenues in the amount of $0.8 million driven by the cancellation of projects for three of our managed-services customers which went out of business (see below on deferred revenue cancellation with regards to these projects), and partially offset by the decrease in payroll related costs.

Gross profit as a percentage of revenues remained roughly flat at 68.5% in 2008 compared with 68.6% in 2007. Gross profit in 2009 decreased to 63.5% of revenue due to the increase in cost of revenues as described above, partially offset by the cancellation of deferred revenue in the amount of $0.5 million related to the cancelled projects which have not been recognized in the past.

Operating Expenses

	Years ended December 31, ($ in millions)			% Change	% Change
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
Research and development	5.7	6.2	4.4	8.8	(29.0)
Selling and marketing	3.8	3.3	2.2	(13.2)	(33.3)
General and administrative	1.8	2.5	2.3	38.9	(8.0)
Impairment of goodwill and another intangible asset	-	3.7	-	NA	NA
Total operating expenses	11.3	15.7	8.9	38.9	(43.3)

Research and Development. We make substantial investment in research and development to maintain our advanced technology and add functionality to our products. The increase in our research and development expenses in 2008 by 8.8% was primarily due to an increase in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from an increase in the total number of employees engaged in research and development. The decrease in our research and development expenses in 2009 by 29.0% was primarily due to the decrease in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from a decrease in headcount and from favorable currency exchange rates. Research and development expenses as a percentage of revenues slightly increased from 31.0% in 2007 to 31.6% in 2008 and decreased to 25.3% in 2009.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $3.8 million in 2007 to $3.3 million in 2008 and to $2.2 million in 2009. The decrease in sales and marketing expenses is a result of steps we took to reduce cost and expense due to the global economic crisis, as well as a reduction in sales commissions attributable to the decrease in revenue in 2009. Selling and marketing expenses as a percentage of revenues decreased from 20.8% in 2007 to 17.0% in 2008 and to 12.6% in 2009.

General and Administrative Expenses. General and administrative expenses increased from $1.8 million in 2007 to $2.5 million in 2008 and decreased to $2.3 million in 2009. The increase between 2007 and 2008 was primarily due to the acquisition of Omni and to an increase in professional services expenses, mainly legal. The decrease in 2009 in comparison to 2008 was mainly the result of the reimbursement of legal fees received in 2009 as part of the auction rate securities settlement. See Item 5.B “Liquidity and Capital Resources” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” for more information.

Impairment of Goodwill and another Intangible Asset. During 2008, following impairment tests for the value of goodwill and other intangible assets, we recorded an impairment charge of $3.7 million, out of which $2.3 million relate to the business we acquired from Omni and $1.4 million relate to Sentori’s acquisition. According to the impairment tests performed in 2009, no impairment was required.

Financial Expenses. Financial expenses decreased from $13.1 million in 2007 to 3.6 in 2008 primarily due to the other-than-temporary impairment in the value of our holding in auction rate security investment in 2007 in the amount of $15.2 million. In 2008, financial expenses consisted of an impairment of our auction rate security in the amount of $4.2 million offset mainly by financial income from interest. In 2009, financial income amounted to $17.8 million due to income in the amount of $18.5 million that was recorded from the settlement relating to our auction rate security. The income was offset mainly by an impairment of our auction rate security in the amount of $0.9 million. See Item 5.B “Liquidity and Capital Resources” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” for more information.

Corporate Tax Rate

The general corporate tax rate in Israel was 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and is 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2009, the corporate tax rate is expected to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. However, Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. Our effective tax rate, however, was 2% in 2007, 2% in 2008 and 2% in 2009. We experienced the lower expected effective tax rates in 2007, 2008 and 2009 primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959, pursuant to which substantially all of our facilities have been granted “approved enterprise”. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from the approved enterprise, since we have elected the “alternative benefits route” (involving a waiver of investment grants) and our approved enterprises are located in a preferred geographic location. We cannot assure you that such tax benefits will be available for us in the future at their current levels or at all. For more information about the taxes to which we are subject, see below under Item 10.E “Taxation.”

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 20, 2010. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2009, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We consider our most significant accounting policies to be those discussed below:

Revenue Recognition. We apply the provisions of Statement of ASC 985-605, "Revenue Recognition" (formerly SOP No. 97-2) and ASC 605-35, "Construction-Type and Production-Type Contracts" (formerly SOP No. 81-1), as follows:

i)
Sales of licenses: Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. If collection is not considered probable, revenue is recognized when the fee is collected. We generally do not grant a right of return on products sold to customers.

ii)
Services: The services we provide consist of implementation, training, hardware installation, maintenance, support and project management. All services are priced on a fixed price basis and are recognized ratably over the period in which the services are provided except services which are recognized under the percentage-of-completion method as described below.

Products are mainly supplied with maintenance for a period of one year from delivery. When revenue on sale of the products is recognized, we defer a portion of the sales price and recognize it as maintenance revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which we render maintenance solely. Where vendor specific objective evidence for fair value cannot be determined, the entire sale is being recognized over the maintenance period. Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with ASC 605-35. We generally determine the percentage-of-completion by comparing the labor performed to date to the estimated total labor required to complete the project. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

iii)
Managed Services: Revenues from managed services include a monthly fee for services and for right of use and are recorded as service revenues and license revenues, respectively. The monthly fee is based mainly on number of subscribers or customer’s business volume and the agreements include a minimum monthly charge. These revenues are recognized on a monthly basis. Where installation services are sold together with a managed services contract, the installation services are recognized over the entire contract term, commencing with the deployment finalization.

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

Recently Issued Accounting Pronouncements.

Recently issued accounting pronouncements are described in note 1 paragraph to the consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 20, 2010.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar with the exception of our U.K. subsidiary. In 2009, approximately 95% of our revenues were derived from sales outside Israel, the majority of which were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

•	for transactions, exchange rates at the transaction dates or average rates; and

•	for other items (derived from non-monetary balance sheet items such as depreciation and amortization or similar items), historical exchange rates.

The resulting currency transaction gains or losses are reported as financial income or expenses as appropriate.

The functional currency of our U.K. subsidiary is the Great British Pound. We consolidate this subsidiary’s financial results into our financial statements, based on translation into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (formerly SFAS No. 52). Assets and liabilities are translated at year-end exchange rates, while operating results items are translated at periodically average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

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

As of December 31, 2009, we had approximately $16.0 million in cash and cash equivalents, and our working capital was $15.3 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2007 was $4.7 million, attributable to our net loss of $12.0 million and non-cash related items, net, in the amount of $16.6 million, and to a net decrease in operating assets and liabilities items in the amount of $0.1 million. Net cash provided by operating activities in 2008 was $4.1 million, attributable to our net loss of $6.4 million and non-cash related items, net, in the amount of $9.5 million, and to a net decrease in operating assets and liabilities items in the amount of $1.0 million. Net cash provided by operating activities in 2009 was $6.3 million, attributable to our net income of $19.8 million, less $18.5 million income from our auction rate security settlement, to non-cash related items, net, in the amount of $2.0 million , and to a net decrease in assets and liabilities items in the amount of $3.0 million.

Cash Deposits.

As of December 31, 2009 we had approximately $2.2 million in bank deposits with maturities of between three and twelve months.

We invested $20.3 million in an auction rate security, or the Security, which is secured by collateralized debt obligations. Consistent with our investment guidelines, the Security had a AAA credit rating at the time of the purchase. With the liquidity stress experienced in credit markets, the Security experienced multiple failed auctions and hence became illiquid.

According to an independent appraiser valuation, the estimated market value of the Security as of December 31, 2009, was determined to be de minimis, which reflects a $20.3 million decline in value of the principal investment and thus a complete impairment. We have concluded that this decline in value is other-than-temporary and hence recorded a $15.2 million impairment charge for the year ended December 31, 2007, and a $4.2 million impairment charge for the year ended December 31, 2008 and a $0.9 million impairment charge for the year ended December 31, 2009.

In September 2009, further to a claim that was filed by us in an arbitration proceeding against the investment firm that had purchased the Security for our account, we reached a settlement according to which we received $18.5 million in cash as well as $0.4 million in reimbursement for our legal fees.

In accordance with our existing cash management policy, all our funds are currently invested in bank deposits, certificate of deposits, and money market funds, with maturities of less than twelve months.

Net Cash Provided by/Used in Investing Activities. During 2007, our principal investment activities were the purchase/sale of marketable debentures. In 2007, we also used $5.0 million for the acquisition of Omni Consulting. In 2008, our principal investment activity was the use of $0.4 million for capital expenditures. In 2009, we received proceeds in the amount of $18.5 million as a result of the settlement relating to our auction rate security, and we invested $2.2 million in short-term bank deposits.

Net Cash Provided by/Used in Financing Activities. In 2007, our financing activities used $4.2 million due to a cash dividend of $4.3 million, offset by $0.1 million in proceeds from the exercise of employee stock options. In 2008, our financing activities used $5.9 million due to a cash dividend of $4.3 million and the repurchase of shares in the amount of $1.6 million. In 2009, our financing activities used $16.0 million due to a cash dividend of $14.8 million and the repurchase of shares in the amount of $1.2 million.

Capital Expenditures. During 2007, 2008 and 2009 the aggregate cash amount of our capital expenditures was $0.4 million in each of those years. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends.  Since 2003, we distributed aggregated cash dividends of approximately $2.05 per share to our shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007, $0.20 per share in 2008, $0.80 per share in 2009 and $0.20 per share in 2010. For information about our dividend policy, please see Item 8 “Financial Information—Dividend Policy.”

Share Repurchase. As of December 31, 2009, we have repurchased an aggregate amount of 3,165,092 ordinary shares, for a total consideration of approximately $2.8 million. As of June 1, 2010, we have the authority to use additional $1.8 million for share repurchases under our current repurchase plan.

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2009, our research and development department consisted of 183 employees out of a total of 310 employees.

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$944,000	$441,000	$503,000	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	0	0	0	0	0
Total	$944,000	$441,000	$503,000	0	0

Item 6.                 Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	52	President, Chairperson of the Board of Directors and Chief Executive Officer
Itay Barzilay	36	Chief Financial Officer
Doron Segal	45	Vice President – Engineering and Chief Technology Officer
Tal Shain	42	Vice President – Professional Services
Danny Engle	41	Vice President – Sales for North America
Amnon Neubach	66	Director
Mihail Rotenberg	58	Director
Menahem Shalgi	60	Director

Mr. Barzilay has informed us that he intends to resign in July 2010.

The background of each of our directors and executive officers is as follows:

Monica Iancu. Ms. Iancu founded our company and has been President, Chairperson and Chief Executive Officer of our company since inception. . Ms. Iancu holds a B.Sc. degree in Computer Science and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

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

Amnon Neubach. Mr. Neubach has served as an external director of our company since February 2001. From 2001 to 2003, Mr. Neubach served as Chairman of the Board of Pelephone Communications Ltd. Mr. Neubach served as an economic consultant to several companies in the private sector since 1997.  Currently Mr. Neubach serves as a director of Leumi Card Ltd., Direct Insurance Ltd. and Darban Investments Ltd. Mr. Neubach also serves as a director on the boards of various privately held companies and is the Chairman of Mego Afek AC Ltd. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

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

Menahem Shalgi. Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi served at Amdocs Ltd. (NYSE:DOX) as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993, Mr. Shalgi served as the Chief Executive Officer of WIZTEC Ltd. Prior thereto, Mr. Shalgi served at Amdocs since 1985, at which he held a number of positions. Currently Mr. Shalgi is the chairman of Afterdox, an investment house in Israel. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Sciences from Weizmann Institute for Science.

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2009 was approximately $1.3 million, including approximately $90,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2009, options to purchase 24,000 ordinary shares were granted to our executive officers under our option plans. These options have an exercise price of $1.04 per share and expire in 2014.

Our shareholders in a meeting held on April 7, 2005, resolved to grant each of our five directors (at that time) options to purchase 18,000 ordinary shares. The exercise price of the options is $3.82, which was equal to the per share closing price of our ordinary shares on the Nasdaq Global Market on the trading date immediately preceding the shareholders meeting approving the grant. The options vested in three equal annual installments on February 1, 2006, 2007 and 2008 and will expire on February 8, 2012. The shareholders also approved to pay each non-executive director an annual fee of $8,000 and a participation fee of $400 per meeting, which is the same amount of fees that was paid to our external directors until mid 2008. Pursuant to an amendment to the regulations under the Israeli Companies Law governing the compensation of external directors, on May 14, 2008, our Board of Directors resolved that, commencing on July 1, 2008, each of our external directors will be entitled to receive an annual fee of NIS 42,600 (approximately $12,500) and a participation fee of NIS 2,200 (approximately $650) per meeting, which is equal to the median rate for companies of our size set forth in the regulations. On June 16, 2008, our Board of Directors resolved that the remuneration of those external directors who will be classified by the Board as expert external director will be 20% more than the remuneration of the ordinary external directors. On August 19, 2008, our Board of Directors resolved to classify Amnon Neubach, who qualifies as our accounting and financial expert, as expert external director.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2010, class II in 2011, and Class III in 2012. Monica Iancu is a member of Class I, Mihail Rotenberg is a member of Class II, and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

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

Executive Officers

Our executive officers are appointed by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates upon 30 days’ written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Iancu) following the termination of their employment with us. Monica Iancu is entitled to severance pay upon termination of her employment by either her or us (other than by us for cause) and to receive, during each month of the six-month period following termination of her employment by us, or by her for cause, an amount of salary and benefits equal to her former monthly salary and other benefits. Under recent Israeli case law, the non-competition undertakings of employees may not be enforceable.

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2007	2008	2009
Approximate numbers of employees by geographic location
Israel	81	67	64
Romania	198	226	221
United States	13	16	17
United Kingdom	31	13	8
Total workforce	323	322	310
Approximate numbers of employees by category of activity
General and administration	18	20	19
Research and development	173	195	183
Professional services and customer support	106	90	87
Sales and marketing	26	17	21
Total workforce	323	322	310

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

As of June 1, 2010, Monica Iancu beneficially owned 4,204,734, or 22.8%, of our ordinary shares. This includes vested options to acquire 18,000 ordinary shares at an exercise price of $3.82, which expire on February 8, 2012. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

The option plans permit the issuance of options to acquire up to 4,306,000 ordinary shares. As of June 1, 2010, options to purchase 910,200 ordinary shares were outstanding and options for 1,029,990 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options. On April 13, 2004, our annual general meeting resolved to extend our share option plans until December 31, 2010.

Item 7.                 Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 1, 2010, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	4,204,734	(2)	22.8	%(1)
Lloyd I. Miller, III	1,721,062	(3)	9.3	%(1)

(1)	Based on 18,479,118 ordinary shares outstanding on June 1, 2010.
(2)	Includes 18,000 ordinary shares issuable upon the exercise of vested options
(3)
Based on a Schedule 13G filed with the SEC on April 22, 2010, Mr. Miller has sole voting and dispositive power with respect to 570,967 shares as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to a certain grantor retained annuity trust, and (iii) an individual, and has shared voting and dispositive power with respect to 1,150,095 shares as an investment advisor to the trustee of a certain family trust.

As of June 1, 2010, there were eight holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 14,331,546 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

Financial Statements

See Item 18.

Legal Proceedings

On August 13, 2009, a class action securities lawsuit was filed against us, our Chairperson and CEO and two former officers in the U.S. District Court for the Southern District of New York. Pursuant to the provisions of the Private Securities Litigation Reform Act of 1995, the plaintiffs have asserted claims for damages in an unspecified amount for, among other things, alleged misleading statements relating primarily to our investment in auction rate securities, on behalf of public investors who purchased our shares in the period from June 8, 2006 through February 27, 2008. We have reviewed the allegations contained in the complaint and believe that they are without merit. We filed a motion to dismiss the complaint on January 29, 2010. The Company intends to contest the case vigorously.

 In September 2009, we settled the arbitration claims that we had filed against the financial institution that sold us our $20.3 million principal amount auction rate security. Pursuant to the settlement agreement, we were paid $18.5 million in cash and $0.4 million in reimbursement of our legal fees.

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

Our ordinary shares have been quoted on the Nasdaq Global Market under the symbol MNDO since August 8, 2000 and on the Tel Aviv Stock Exchange under the symbol MIND since July 11, 2002. On February 7, 2010, at our request, our ordinary shares were delisted from the Tel Aviv Stock Exchange.

 The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Nasdaq Global Market. The table contains actual prices in U.S. dollars, without adjustment for dividends paid on our ordinary shares.

Period	High	Low
Last six months:
May 2010	2.32	2.10
April 2010	2.30	1.66
March 2010	1.85	1.30
February 2010	1.32	1.07
January 2010	1.23	0.95
December 2009	1.74	0.92
Last nine quarters:
Q1 2010	1.85	0.95
Q4 2009	1.74	0.92
Q3 2009	1.59	0.90
Q2 2009	1.20	0.81
Q1 2009	0.83	0.59
Q4 2008	1.13	0.63
Q3 2008	1.19	0.97
Q2 2008	1.28	0.99
Q1 2008	2.39	1.17

Period	High	Low
Last five years:
2009	1.74	0.59
2008	2.39	0.63
2007	3.05	2.21
2006	3.38	2.37
2005	5.64	2.56

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.               Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2009, the corporate tax rate is expected to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. The general rate of capital gains tax in Israel to which Israeli companies are subject is 25%, for capital gains derived after January 1, 2003 other than gains deriving from the sale of listed securities (regarding the last statement, it relates only to assets that were purchased after 1.1.03. If the asset was purchased before 1.1.03, and sold after said date, the applicable tax rate will be determined according to a blended tax rate of 25% and the corporate tax rate that was in force on the date of the sale (based on a linear calculation)). However, the effective tax rate payable by a company which derives income from an “Approved Enterprise” (as defined below) may be considerably less, as further discussed below.

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

The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which production commenced and 14 years from the start of the year of receipt of Approved Enterprise status.

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

The Company’s Approved Enterprises

Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. Since our manufacturing facilities are located in an area that was designated by the State of Israel as “Development Area A” at the time of the approval of our existing Approved Enterprise, and since we elected to receive the alternative package of benefits (involving waiver of investment grants), our income derived from each Approved Enterprise is tax exempt for a period of ten years commencing in the first year in which we earn taxable income from each Approved Enterprise. To date, we have one Approved Enterprise program. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired at the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and expired at the end of 2009. We have applied for a third approved enterprise for which the period of tax benefits has not yet commenced.

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

In December 2009, we distributed to our shareholders approximately $14.8 million. Since, at that time we had insufficient retained earnings, the dividend was distributed after obtaining an approval by an Israeli court in accordance with Section 303 of the Israeli Companies Law. Tax was withheld at a rate of 20%.

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year or in the tax return for that year, whichever is earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise.

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

The amendment applies to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to March 31, 2005, in which case the provisions of the amendment will not apply.

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

Israeli Residents

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a taxpayer may elect the actual adjusted cost of the shares as the tax basis provided he can provide sufficient proof of such adjusted cost.

Non-Residents of Israel

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains are not derived from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not attributed to a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2009.

Currency	Current Monetary Assets (Liabilities)-net
(In US $ thousands)
NIS	(271)
Euro	1,123
Romanian Ron	(66)
Other non-dollar currencies	381
1,166

Our annual expenses paid in NIS are approximately $5 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $50,000 for the year ended December 31, 2009.

At December 31, 2009, we held, through our subsidiary MIND Software Inc., investments in an auction rate security called Mantoloking CDO, in the principal amount of $20.3 million. The estimated market value of the Security at December 31, 2009 was nil (see also note 10(c) to our consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 20, 2010).

As of December 31, 2009, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.               Description of Securities Other Than Equity Securities

None.

PART II

Item 13.               Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds

The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2009, the proceeds were used for acquisitions, investments in marketable securities and debentures, dividend payments and share repurchases.

Item 15T.            Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the SEC.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2009 and concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2009 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.            Audit Committee Financial Expert

Our board of directors has designated Mr. Amnon Neubach as our “audit committee financial expert” as defined by the SEC rules. Mr. Neubach qualifies as an "independent director" under the Nasdaq rules.

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

Kesselman & Kesselman and Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2008	2009
Audit Fees	$95,000	$68,000
Audit-Related Fees	0	0
Tax Fees	5,000	0
All Other Fees	0	0
Total	$100,000	$68,000

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

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In September 2008, our board of directors authorized a plan for the repurchase of up to 2,100,000 of our ordinary shares in the open market, for an aggregate purchase price of up to $2.8 million. As of December 31, 2008, we repurchased 2,100,000 ordinary shares under the plan at a total purchase price of approximately $1.6 million, after obtaining the approval of an Israeli court in accordance to the Israeli Companies Law. In February 2009, our board of directors authorized additional repurchase transactions of our shares for an aggregate purchase price of $1.2 million pursuant to the 2008 repurchase plan. In November 2009, our board of directors authorized an additional plan for the repurchase of our shares for an aggregate purchase price of $1.8 million. As of June 1, 2010, we have purchased an aggregate of 3,165,092 ordinary shares for an aggregate purchase price of $2.8 million.

During the fiscal year ended December 31, 2009, we made the following share repurchases pursuant to our share repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum US Dollar amount that May be used for repurchase under the programs
Month #1 (January 1 to January 31)	-	-	-	$1,169,371
Month #2 (February 1 to February 28)	17,600	$0.62	2,117,600	$1,158,445
Month #3 (March 1 to March 31)	206,037	$0.68	2,323,637	$1,019,278
Month #4 (April 1 to April 30)	4,500	$0.81	2,328,137	$1,015,617
Month #5 (May 1 to May 31)	50,000	$1.04	2,378,137	$963,665
Month #6 (June 1 to June 30)	233,450	$1.07	2,611,587	$713,941
Month #7 (July 1 to July 31)	219,009	$0.98	2,830,596	$498,683
Month #8 (August 1 to August 31)	-	-	2,830,596	$498,683
Month #9 (September 1 to September 30)	19,309	$1.46	2,849,905	$470,455
Month #10 (October 1 to October 31)	54,788	$1.45	2,904,693	$391,215
Month #11 (November 1 to November 30)	200,999	$1.62	3,105,692	$64,928
Month #12 (December 1 to December 31)	59,400	$1.09	3,165,092	$1,800,000
Total	1,065,092	$1.10	3,165,092	$1,800,000

Item 16F.            Change in Registrant’s Certifying Accountant

At our annual general meeting held on April 6, 2009, our shareholders approved the recommendation of our audit committee and board of directors to appoint Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as our independent auditor, thereby replacing Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited.

The reports on our financial statements for the years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two years ended December 31, 2008 and the subsequent interim period through April 6, 2009, there were no (i) disagreements between Kesselman & Kesselman and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference to the subject matter of the disagreements in connection with its report or (ii) reportable events.

A letter from Kesselman & Kesselman is attached as Exhibit 15.2 to this Annual Report.

Prior to April 6, 2009, the date on which Brightman Almagor Zohar & Co. was appointed:

•
we did not consult with Brightman Almagor Zohar & Co. regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements;

•
neither a written report nor oral advice was provided to us by Brightman Almagor Zohar & Co. that they concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; and

•	we did not consult Brightman Almagor Zohar & Co. regarding any matter that was either the subject of a disagreement or a reportable event.

Item 16G.            Corporate Governance

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders' Meetings and Resolutions.”  In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

PART III

Item 17.               Financial Statements

Not applicable.

Item 18.               Financial Statements

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2009 are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 20, 2010.

Item 19.               Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2***	Articles of Association, as amended
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
8	List of Subsidiaries
11**	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Houlihan Smith & Company
15.2	Letter from Kesselman & Kesselman
*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (Commission file number 000-31215).

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (Commission file number 000-31215).

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (Commission file number 000-31215).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu

By:	Monica Iancu
Title: President & CEO
Date: June 22, 2010