Form 20-F
period 2010-12-31
MIND CTI LTD
filed 2011-06-20
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Aviram Cohen
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

As of December 31, 2010, the Registrant had outstanding 18,494,918 Ordinary Shares, nominal value NIS 0.01 per share.

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
Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes ☒  No

Unless the context requires otherwise, “MIND”, “us”, “we” and “our” refer to MIND C.T.I. Ltd. and its subsidiaries.

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2010. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 and the related notes thereto are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 19, 2011. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2006	2007	2008	2009	2010
	(In US $ thousands, except share and per share data)

Consolidated Statements of Operations Data:
Total revenues	$20,060	$18,447	$19,473	$17,574	$19,886
Gross profit	14,385	12,663	13,347	11,161	13,719
Operating income (loss)	2,504	1,258	(2,294)	2,169	4,995
Auction Rate Securities Settlement	-	-	-	18,500	-
Impairment of Auction Rate Securities	-	(15,187)	(4,172)	(941)	-
Other Financial income (expenses) – net	(222)	2,082	568	256	49

Net income (loss)	909	(11,955)	(6,423)	19,787	4,856
Earnings (loss) per ordinary share:
Basic	$0.04	$(0.55)	$(0.30)	$1.04	$0.26
Diluted	$0.04	$(0.55)	$(0.30)	$1.04	$0.26
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	21,515	21,586	21,473	19,012	18,467
Diluted	21,546	21,586	21,473	19,012	18,613

	As of December 31,
	2006	2007	2008	2009	2010
	(In US $ thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$4,771	$12,390	$9,722	$15,995	$17,582

Working capital	28,926	13,441	9,668	15,315	18,119

Total assets	53,791	37,726	24,002	28,951	30,461

Share capital and additional paid-in capital	59,926	57,934	53,796	39,159	35,687

Treasury Shares	-	-	1,631	2,800	2,800

Total shareholders’ equity	47,859	31,809	18,434	22,687	23,983

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

If we experience loss of one or more existing customers, we may suffer a decrease in revenues, reputation and profitability.

A significant part of our revenues is derived from maintenance agreements and managed services agreements. We have through the years sold niche solutions to large customers that may decide to unify the various solutions they have into one platform and dismantle niche solutions in the process, ours included. Small services providers may be acquired by larger carriers and replace our solutions with the buyer’s existing billing platform, as occurred with one of our customers in 2010.  If one or more customers cease using our solutions or services due to replacements or any other reason, our profitability would be seriously harmed and our business and results of operations would suffer.

Adverse economic conditions have adversely affected, and may further adversely affect, our business and financial results.

The turmoil in the global financial and credit markets in recent years has caused liquidity problems for many financial institutions and adversely affected general economic conditions, as well as the telecommunications market in particular. Many new and small service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications, which has reduced our sales and adversely affected our results of operations. A continuation of adverse economic conditions may further reduce our sales and could result in additional pressure on the price of our products, both of which would have a material adverse effect on our operating results. A continuation of such conditions could also have a number of follow-on effects on our business, including (i) a negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (ii) a decrease in asset values that are deemed to be other than temporary, which may result in impairment losses.

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

Competition in our industry is intense and we expect competition to increase. We compete both with established global billing companies such as Amdocs (after the acquisition of Sigvalue Technologies by Amdocs), Comverse (after the acquisition of the Global Software Services division of CSG Systems International by Comverse) and Oracle Corporation (after the acquisition of Portal Software by Oracle) as well as with local billing companies. Some of our competitors have greater financial, technical, sales, marketing and other resources and greater name recognition than we do. Some of our competitors, mainly the ones that focus on specific markets, have a lower cost structure and compete with us on pricing. New competitors may emerge and rapidly acquire significant market share. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressure will not harm our financial results.

Our business may be negatively affected by exchange rate fluctuations.

Although the majority of our revenues are denominated in U.S. dollars, approximately 34% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 32% of our expenses are incurred in Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

In both 2009 and 2010, approximately 95% of our revenues, were generated outside of Israel. Our sales outside of Israel are made in more than 40 countries. We currently have sales and support offices located in Silver Spring, Maryland in the U.S. and in Reading, U.K. In addition, we have a technical and support team in Jassy, Romania. We may establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

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

In 2010, we derived 79% of our revenues from the sale of software and related services to telecommunications service providers. Before we can sell our software to some of these customers, they conduct a lengthy and complex approval and purchasing process. The following factors, among others, affect the length of the approval process:

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

Because our market is new and evolving, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of Monica Iancu, our President and Chief Executive Officer and one of our founders, and other members of senior management. Because the demand for highly qualified senior personnel exceeds the supply of this type of personnel, it will be difficult to replace members of our senior management if one or more of them were to leave us. If either Mrs. Iancu or other members of the senior management team are unable or unwilling to continue their employment with us, our business will be harmed.

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

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations, Nasdaq listing rules and the Israeli Companies Law.  In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods.  If our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results.

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

As of June 1, 2011, we had 18,724,918 outstanding ordinary shares, which were freely tradable without restriction or further registration under the federal securities laws unless held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. As of June 1, 2011, there were outstanding options to purchase a total of 597,200 ordinary shares, of which 435,200 were vested. We have filed registration statements on Form S-8 covering all of the ordinary shares issuable upon the exercise of options under our stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options.

Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may harm our operating results.

We are organized under the laws of the State of Israel and a substantial portion of our assets and our principal operations, are located in Israel. Accordingly, our operations, financial position and operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Recent political events in various countries in the Middle East have shaken the stability of those countries and could lead to a deterioration in their relations with Israel. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries and trade groups restrict business with Israel and Israeli companies, and additional countries and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

We receive tax benefits under Israeli law for capital investments, the Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits under the Investments Law could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E “Taxation – Law for the Encouragement of Capital Investments, 1959” and Note 8 to our financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 19, 2011.

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

Important Events in the Development of the Company

In July 2003, our board of directors adopted our dividend policy and in October 2010 our board of directors updated this policy slightly. Under the old policy, subject to specific board approval and applicable law, we declare a dividend distribution once per year, in the amount of our net income from the previous year. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Since 2003, we have distributed yearly dividends eight times, as well as one special dividend of $0.80 per share, distributed in December 2009. We intend to continue to distribute cash dividends based on factors that include our cash position and activities.

During 2005, we completed the acquisition of Sentori Inc., which is now named MIND Software Inc., a U.S. leading provider of customer care and billing solutions to rural wireless carriers and mobile virtual network operators, or MVNOs, mainly in the United. We plan to continue to support the Sentori product with new maintenance releases, as well as customization requests.

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

In January 2011, we issued to EastLink (a new customer in Canada) a warrant to purchase 924,545 ordinary shares of MIND at an exercise price of $2.48 per share (equal to the average closing price per share of MIND's ordinary shares on the NASDAQ Stock Market during the 30 trading day period immediately preceding the date of the issuance thereof).  The Warrant is exercisable from time to time for a period of 18 months following the date of issuance thereof.

Principal Capital Expenditures

During 2008, 2009 and 2010, the aggregate cash amount of our capital expenditures were $0.4 million, $0.4 million and $0.2 million, respectively. These expenditures were principally for the purchase of property and other equipment. We currently have no material commitments for capital expenditures.

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

Mobile Market

A niche in the mobile market in which we see opportunities is the rural mobile carriers market in the United States. We have a number of such carriers as customers and we are focused on delivering solutions that address this particular market.  The Sentori acquisition, with its existing mobile customer base, provided the required presence to build upon and enhance our position in this specific market.

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

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and to maintain and increase profitability. We believe that the strategic acquisitions, of Sentori in August 2005 and of Omni in October 2007 strengthened our presence in the U.S. and European markets.

As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers, projects are now generally more complex in nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. We have built a professional services team to support the growth in services offered to customers. Our long-term business model contemplates that licenses, maintenance and services will each represent 30-40% of revenues and gross margins will be 60-70%. The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

•
Leverage our brand name recognition and technical expertise. We were one of the first to provide billing and customer care software for IP telephony, introducing MIND-iPhonEX in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with significant brand name recognition among Voice over IP providers. The acquired Sentori customer base has provided us with brand name recognition in the U.S. mobile market. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

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

•	ASP.NET and MS-SQL database. PhonEX-ONE is designed using the Microsoft .Net technology and has extensive configuration capabilities using XML files with server – client interaction;

•	Certification by IP switch vendors. PhonEX-ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco and Microsoft;

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

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

•	participating in industry trade shows and special events;

•	conducting ongoing public and press relations programs; and

•	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31, (in thousands of US $)
	2008	2009	2010
The Americas (total)	7,874	7,713	9,137
Sale of Licenses	2,859	3,003	2,719
Services	5,015	4,710	6,418
Asia Pacific and Africa (total)	777	719	1,907
Sale of Licenses	261	324	910
Services	516	395	997
Europe (total)	9,861	8,319	7,789
Sale of Licenses	2,867	2,498	2,564
Services	6,994	5,821	5,225
Israel (total)	961	823	1,053
Sale of Licenses	204	310	360
Services	757	513	693
Total	19,473	17,574	19,886
Sale of Licenses	6,191	6,135	6,553
Services	13,282	11,439	13,333

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

•
traditional telecommunications service providers that also offer IP services including VoIP or/and data, such as China United Telecommunications Corp. (China Unicom), Romtelecom S.A., Singapore Telecommunications Limited (SingTel) and Sri Lanka Telecom;

•	traditional wireline telephony providers, such as Moldtelecom, and SMTC;

•	wireless telephony providers, such as KDDI America, Inc., Mobi PCS, Inc., and Revol;

•	cable providers that also offer voice services , such as Megacable and EastLink;

•	3rd generation (3G) mobile operators that provide broadband mobile IP services, such as H3G Italy; and

•	MVNOs, such as Viaero.

Enterprise Software

Our enterprise software has been installed at over 16,000 locations throughout the world, for customers that include international banking firms, government agencies and other small to very large organizations.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong. We compete with many local companies and worldwide companies such as Amdocs (after the acquisition of Sigvalue Technologies by Amdocs), Comverse (after the acquisition of the Global Software Services division of CSG Systems International by Comverse) and Oracle Corporation (after the acquisition of Portal Software by Oracle).

We believe that our competitive advantage is based on:

•	our ability to rapidly deploy a complete turn-key product based solution;

•	our solutions’ functionality, which includes billing, customer care, point-of-sale, mediation, provisioning, rating for multiple services and prepaid IP functionality;

•	our proven platform and our many years of wireless and IP experience to satisfy customer requirements; and

•	our flexibility to meet customer requirements in a short time frame.

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

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 15,000 square feet at our Yoqneam headquarters. We also lease 2,100 square feet of office space in Silver Spring, Maryland, approximately 757 square feet in Reading, U.K. and 24,000 square feet in Jassy, Romania. The office in Maryland is used primarily for supporting our customers in the United States, while the office in Jassy is used primarily for software development and for customer support. The office in Maryland is the group’s headquarters in the Americas.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements and the related notes thereto, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 19, 2011.

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and multiple play (voice, data and content) service providers. In 2010, 79% of our revenues were derived from providing our billing and customer care software and 21% were derived from providing our enterprise software. In 2010, license fees represented 33% of our revenues and services represented 67%.  In 2008, no customer accounted for 10% or more of our total revenues. In 2009, one customer accounted for approximately 11% of our total revenues. In 2010, no customer accounted for 10% or more of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

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

In 2008, we experienced growth in revenue over 2007 driven by the acquisition of Omni in the fourth quarter of 2007, which strengthened our presence in the United Kingdom. In 2009, we experienced a decrease in revenue driven primarily by the low number of new deals signed in 2008, which resulted in lower revenue recognition in 2009. In 2010, we experienced an increase in revenues over 2009 primarily driven by four new deals signed in 2009 for which the revenues were recognized mainly in 2010.

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

In 2009, we recognized financial income of $18.5 million due to a settlement with the investment firm that purchased the auction rate security for us. See below under Item 5.B - “Liquidity and Capital Resources” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” for more information.

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board of directors updated this policy slightly.  The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally the board approved dividend distributions in 2003, 2007, 2008, 2009, 2010 and 2011 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings. Since 2003, we distributed cash dividends of approximately $2.37 per share to our shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007, $0.20 per share in 2008, $0.80 per share in 2009,  $0.20 per share in 2010 and $0.32 per share in 2011. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

In September 2008, our board of directors authorized a plan for the repurchase of up to 2,100,000 of our ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, we had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, our board of directors authorized additional repurchase transactions of our shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. In November 2009, our board of directors authorized an additional plan for the repurchase of our shares in an amount of up to $1.8 million. In January 2010, we applied for and in March 2010 we received Israeli court approval to repurchase our shares in the total amount of up to $1.8 million. As of both December 31, 2009 and 2010, we purchased an aggregate amount of 3,165,092 ordinary shares at a total purchase price of $2.8 million.

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

Financial Income (Expenses), Net. Our financial income (expenses), net consists mainly of interest earned on bank deposits and long term investments, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs, and bank charges. In 2008 and 2009 the financial income (expenses) consisted mainly of impairments of our auction rate security and income that was recognized due to the settlement relating to such security in 2009.

Taxes on Income.  See "—Corporate Tax Rate" below.

A.	Operating Results

The following discussion of our results of operations for 2008, 2009 and 2010, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 19, 2011:

	Years ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of revenues	31.5	36.5	31.0
Gross profit	68.5	63.5	69.0
Research and development expenses	31.6	25.3	20.4
Selling, general and administrative expenses:
Selling and marketing expenses	17.0	12.6	10.7
General and administrative expenses	12.7	13.2	7.8
Impairment of goodwill and intangible asset	18.9	-	5.0
Operating income (loss)	(11.7)	12.4	25.1
Financial income (expenses) – net	(18.6)	101.3	0.2
Income (loss) before taxes on income	(30.3)	113.7	25.3
Taxes on income	(2.7)	(1.1)	0.9
Net income (loss)	(33.0)	112.6	24.4

Comparison of 2008, 2009 and 2010

Revenues

	Years ended December 31, ($ in millions)			% Change	% Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
License sales	6.2	6.1	6.6	(1.6)	8.2
Professional services	13.3	11.5	13.3	(13.5)	15.7
Total revenues	19.5	17.6	19.9	(9.7)	13.1

Revenues in 2009 decreased in comparison to 2008 by 9.7%. The decrease was primarily attributed to the decrease in new orders received in 2008, which resulted in lower revenue recognition in 2009. Revenues in 2010 increased in comparison to 2009 by 13.1%. The increase was primarily attributed to four new deals signed in 2009 for which the revenues were recognized mainly in 2010. Revenues from our billing and customer care product solutions for service providers decreased from $16.3 million in 2008 to $15.1 million in 2009 and increased to $15.7 million in 2010. Revenues from our enterprise products decreased from $3.2 million in 2008 to $2.5 million in 2009. The decrease was primarily attributed to the delay in the completion of the implementation of one large new order received in 2009. Revenues from our enterprise products increased to $4.2 million in 2010.  The increase was primarily attributed to the large deal signed in 2009 for which the revenues were recognized mainly in 2010 and improved sales of our enterprise products globally.

Revenues from professional services as a percentage of total revenues decreased from 68% in 2008 to 65% in 2009 and increased to 67% in 2010.

The following table presents the geographic distribution of our revenues:

	Years ended December 31,
	2008	2009	2010
The Americas	40.5%	43.9%	45.9%
Asia Pacific and Africa	4.0	4.1	9.6
Europe	50.6	47.3	39.2
Israel	4.9	4.7	5.3
Total	100.0%	100.0%	100.0%

Our sales in Europe as a percentage of revenues decreased from 50.6% in 2008 to 47.3% in 2009 and to 39.2% in 2010 mainly due to loss of managed services customers that were clients of Omni. Accordingly, our sales in the Americas as a percentage of revenues increased from 40.5% in 2008 to 43.9% in 2009 and to 45.9% in 2010.

Cost of Revenues

	Years ended December 31, ($ in millions)			% Change	% Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009

Total cost of revenues	6.1	6.4	6.2	4.9	(3.1)

The increase in our cost of revenues in 2009 compared with 2008 was due to one time additional charges to cost of revenues in the amount of $0.8 million driven by the cancellation of projects for three of our managed-services customers which went out of business (see below on deferred revenue cancellation with regards to these projects), partially offset by the decrease in payroll-related costs. The cost of revenues in 2010 increased by $0.6 million compared with 2009 cost of revenues net of the one time additional charges in 2009 above mentioned. The increase was primarily due to the increase in our revenues.

Gross profit as a percentage of revenues decreased from 68.5% in 2008 to 63.5% in 2009 and increased to 69.0% in 2010. The decrease in 2009 was due to the increase in cost of revenues as described above, partially offset by the cancellation of deferred revenue in the amount of $0.5 million related to the cancelled projects which had not been recognized in the past. The gross profit in 2010 was almost flat compared to 2008 and the increase when compared to 2009 was due to the singularity of the multiple cancellations that occurred in 2009.

Operating Expenses

	Years ended December 31, ($ in millions)			% Change	% Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009

Research and development	6.2	4.4	4.0	(29.0)	(9.1)
Selling and marketing	3.3	2.2	2.1	(33.3)	(4.5)
General and administrative	2.5	2.3	1.6	(8.0)	(30.4)
Impairment of goodwill and another intangible asset	3.7	-	1.0	NA	NA
Total operating expenses	15.7	8.9	8.7	(43.3)	(2.2)

Research and Development. We make substantial investment in research and development to maintain our advanced technology and add functionality to our products.  The decrease in our research and development expenses in 2009 by 29.0% and in 2010 by 9.1% was primarily due to the decrease in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from a decrease in headcount in this department. Research and development expenses as a percentage of revenues decreased from 31.6% in 2008 to 25.3% in 2009 as the expense decreased by 29%, offset by the decrease in revenue. Research and development expenses as a percentage of revenues decreased from 25.3% in 2009 to 20.4% in 2010 as the expense decreased by 9.1% and our revenue increased.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $3.3 million in 2008 to $2.2 million in 2009 as a result of steps we took to reduce cost and expense due to the global economic crisis, as well as a reduction in sales commissions attributable to the decrease in revenue in 2009. Selling and marketing expenses stayed almost flat from $2.2 million in 2009 to $2.1 million in 2010. Selling and marketing expenses as a percentage of revenues decreased from 17.0% in 2008 to 12.6% in 2009 as a result of the deliberate expense decrease and decreased to 10.7% in 2010 as the revenue increased and the cost stayed almost flat as mentioned above.

General and Administrative Expenses. General and administrative expenses decreased from $2.5 million in 2008 to $2.3 million in 2009 and to $1.6 million in 2010. The decrease in 2009 in comparison to 2008 was mainly the result of the reimbursement of legal fees received in 2009 as part of the auction rate securities settlement. See Item 5.B “Liquidity and Capital Resources” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” for more information. The decrease in 2010 in comparison to 2009 was mainly as a result of a successful collection of one customer's debt in 2010 which was recorded as a doubtful account in 2009.

Impairment of Goodwill and another Intangible Asset. During 2008, following impairment tests for the value of goodwill and other intangible assets, we recorded an impairment charge of $3.7 million, out of which $2.3 million relate to the business we acquired from Omni and $1.4 million relate to the Sentori acquisition. According to the impairment tests performed in 2009, no impairment was required. According to the impairment tests performed in 2010, we decided to write off the remaining balances of the goodwill and other intangible assets related to the Omni acquisition and recorded impairment charges of approximately $1.0 million.

Financial Expenses. In 2008, financial expenses consisted of an impairment of our auction rate security in the amount of $4.2 million offset mainly by financial income from interest. In 2009, financial income amounted to $17.8 million due to income in the amount of $18.5 million that was recorded from the settlement relating to our auction rate security. The income was offset mainly by an impairment of our auction rate security in the amount of $0.9 million. See Item 5.B “Liquidity and Capital Resources” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” for more information. In 2010, financial expenses consisted of interest income incurred mainly on short-term bank deposits in the amount of $98 thousands, offset by negative currency exchange rate fluctuations and bank charges in the amount of $49 thousands.

Corporate Tax Rate

The general corporate tax rate in Israel was 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2009, the corporate tax rate was expected to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.  However, the finance committee of the Israeli parliament recently approved a proposal, which if enacted into law by the Israeli parliament, would delay the decrease in the corporate tax rate so that the corporate tax rate will continue to be 24% for the 2012 tax year, and the decrease in the tax rate will recommence in the 2013 tax year (for which the rate will be 23%) and until the 2017 tax year (for which the rate will be 18%). Israeli companies are generally subject to capital gains tax at the corporate tax rate. Our expected effective tax rate, however, was 2% in 2008, 2% in 2009 and 15% in 2010.  We experienced the lower expected effective tax rates in 2008, 2009 and 2010 primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959, pursuant to which substantially all of our facilities have been granted “approved enterprise”.

Recently, new legislation amending the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (requirement of a minimum export of 25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, recently we filed a request to apply the new benefits under the 2011 Amendment. We do not expect the new law to have material ramifications on the tax payable in respect of our Israeli operations.

We cannot assure you that such tax benefits will be available for us in the future at their current levels or at all. For more information about the taxes to which we are subject, see below under Item 10.E “Taxation”.

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 19, 2011. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2010, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2010 the fair value of the reporting unit - Sentori exceeded its carrying value by 110%.

Recently Issued Accounting Pronouncements.

Recently issued accounting pronouncements are described in note 1 paragraph to the consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 19, 2011.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar with the exception of our U.K. subsidiary. In 2010, approximately 95% of our revenues were derived from sales outside Israel, the majority of which were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7

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

As of December 31, 2010, we had approximately $17.6 million in cash and cash equivalents, and our working capital was $18.1 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

Net Cash Provided by/Used in Operating Activities.  Net cash provided by operating activities in 2008 was $4.1 million, attributable to our net loss of $6.4 million and non-cash related items, net, in the amount of $9.5 million, and to a net decrease in operating assets and liabilities items in the amount of $1.0 million. Net cash provided by operating activities in 2009 was $6.3 million, attributable to our net income of $19.8 million, less $18.5 million income from our auction rate security settlement, to non-cash related items, net, in the amount of $2.0 million, and to a net decrease in assets and liabilities items in the amount of $3.0 million. Net cash provided by operating activities in 2010 was $6.3 million, attributable to our net income of $4.9 million, non-cash related items, net, in the amount of $1.8 million, and to a net increase in operating assets and liabilities in the amount of $0.4 million.

The increase in Net cash provided by operating activities of $2.2 million from 2008 to 2009 reflects an increase in our net income of $4.5 million, excluding the Auction Rate Securities impact, a decrease in trade receivables, prepaid expenses and deferred cost of revenues of $1.7 million, in the aggregate, offset by a decrease in impairments of goodwill and intangible asset of $3.7 million and decrease in depreciation and amortization of $0.3 million compared to 2008. The net cash provided by operating activities was $6.3 million in 2010 and remained almost flat in comparison to 2009.

Net Operating Working Capital

As of December 31, 2010, the net operating working capital was $18.1 million compared with $15.3 million as of December 31, 2009. The increase of $2.8 million was mainly due to an increase in cash position in the amount of $2.3 million. There was no material change in other operating assets and liabilities.

Cash Deposits

As of December 31, 2010, we had approximately $2.9 million in bank deposits with maturities of between three and twelve months.

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

Net Cash Provided by/Used in Investing Activities. In 2008, our principal investment activity was mainly the use of $0.4 million for capital expenditures. In 2009, we received proceeds in the amount of $18.5 million as a result of the settlement relating to our auction rate security, and we invested $2.2 million in short-term bank deposits. In 2010, our principal investment activities were the increase of our investments in short-term bank deposits by $0.7 million and the use of $0.2 million for capital expenditures.

Net Cash Provided by/Used in Financing Activities. In 2008, our financing activities used $5.9 million due to a cash dividend of $4.3 million and the repurchase of shares in the amount of $1.6 million. In 2009, our financing activities used $16.0 million due to a cash dividend of $14.8 million and the repurchase of shares in the amount of $1.2 million. In 2010, our financing activities used $3.6 million due to a cash dividend of $3.7 million, offset by $0.1 million in proceeds from the exercise of employee stock options.

Capital Expenditures. In 2008 and 2009, the aggregate cash amount of our capital expenditures was $0.4 million in each of those years. In 2010, the aggregate cash amount of our capital expenditures was $0.2 million. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends.  Since 2003, we distributed aggregated cash dividends of approximately $2.37 per share to our shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007, $0.20 per share in 2008, $0.80 per share in 2009, $0.20 per share in 2010 and $0.32 per share in 2011. For information about our dividend policy, please see Item 8 “Financial Information—Dividend Policy.”

Share Repurchase. As of December 31, 2010, we have repurchased an aggregate amount of 3,165,092 ordinary shares, for a total consideration of approximately $2.8 million. As of June 1, 2011, we have the authority to use additional $1.8 million for share repurchases.

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2010, our research and development department consisted of 202 employees out of a total of  311 employees.

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

Integrating voice and data in enterprise switches (the IP private branch exchanges, or IP PBX's) is a trend in which we are participating. Our goal is to develop marketing and sales relationships with the vendors of IP PBX's such as Cisco Systems and Microsoft under which our enterprise software will be sold together with these vendors’ systems. This requires us to develop new sales channels with the distributors of IP PBX's. This process is time consuming and requires the investment of some resources to conclude the necessary agreements and to certify and train these new channel partners.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$627,000	$400,000	$227,000	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	0	0	0	0	0
Total	$627,000	$400,000	$227,000	0	0

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	53	President, Chairperson of the Board of Directors and Chief Executive Officer
Aviram Cohen	34	Chief Financial Officer
Doron Segal	46	Vice President – Engineering and Chief Technology Officer
Tal Shain	43	Vice President – Professional Services
Danny Engle	42	Vice President – Sales for North America
Amnon Neubach	67	Director
Mihail Rotenberg	59	Director
Menahem Shalgi	61	Director
Rimon Ben – Shaoul	66	Director

The background of each of our directors and executive officers is as follows:

Monica Iancu. Mrs. Iancu founded MIND and has been President, Chairperson and Chief Executive Officer of our company since inception. Mrs. Iancu holds a B.Sc. degree in Computer Science and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

Aviram Cohen.  Mr. Cohen joined MIND as Controller in June 2006 and was promoted to Chief Financial Officer in 2010. Before joining us, he served as an auditor and accountant at Ernst & Young, (Haifa, Israel) from 2002. Mr. Cohen is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics from Haifa University.

Doron Segal. Mr. Segal has served as our Chief Technology Officer since October 2004 and as our Vice President of Engineering since July 2007. Prior thereto, he worked for eight years at Comverse, at which he held a number of positions including Assistant Vice President with responsibility for product requirement definition and product level design. Mr. Segal holds a M.Sc. degree in Computer Science from Bar Ilan University and a B.Sc. degree in Physics, Mathematics & Computer Science from the Hebrew University.

Danny Engle. Mr. Engle is Vice President of North American Sales for MIND Software Inc. (formerly Sentori Inc.). Mr. Engle joined Sentori in 2003 as Director of Sales, and later became Sentori’s Vice President of North American Sales. Prior to joining Sentori, Mr. Engle was District Manager at Siebel Systems, a leading CRM solutions provider. Mr. Engle holds a B.S. degree in Business Administration from the University of Texas.

Tal Shain. Mr. Shain joined us in June 1999 and has served as our Vice President of Professional Services since February 2006. Prior thereto, Mr. Shain served as our R&D Manager in Romania and Chief Architect. Mr. Shain holds a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology.

Amnon Neubach. Mr. Neubach has served as an external director of our company since February 2001. From 2001 to 2003, Mr. Neubach served as Chairman of the Board of Pelephone Communications Ltd. Mr. Neubach served as an economic consultant to several companies in the private sector since 1997.  Currently Mr. Neubach serves as a director of Leumi Card Ltd. and Direct Insurance Ltd. Mr. Neubach also serves as a director on the boards of various privately held companies and is the Chairman of Mego Afek AC Ltd. and is the Chairman of Danpel Ltd . Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

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

Menahem Shalgi. Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi served at Amdocs Ltd. (NYSE:DOX) as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993, Mr. Shalgi served as the Chief Executive Officer of WIZTEC Ltd. Prior thereto, Mr. Shalgi served at Amdocs since 1985, at which he held a number of positions. Currently Mr. Shalgi is the chairman of Afterdox, an investment house in Israel and Mr. Shalgi also serves as the director of ClickSoftware Technologies Ltd. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Sciences from Weizmann Institute for Science.

Rimon Ben-Shaoul. Mr. Ben-Shaoul has served as an external director of our company since June 2010. Mr. Ben-Shaoul has served as the CEO of Polar Communications Ltd. since 2004. Mr. Ben-Shaoul has served as a member of the board of directors of NICE Systems Ltd. since 2001 and also serves as a director on the boards of several privately held companies. Mr. Ben-Shaoul is the Chairman of T.A.T Technologies Ltd. and of Grand Automotive Ltd. and served as a director on the boards of various Israeli and foreign privately and publically held companies. Mr. Ben-Shaoul served as a Class II director from 2002 to 2008. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University.

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2010 was approximately $1.2 million, including approximately $70,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2010, we granted to our executive officers under our option plans options to purchase 120,000 ordinary shares at an average exercise price of $1.94 per share, which expire in 2015, and options to purchase 48,000 ordinary shares, at an exercise price of the par value of $0.003, which expire in 2015.

Our shareholders in a meeting held on April 7, 2005, resolved to grant each of our five directors (at that time) options to purchase 18,000 ordinary shares. The exercise price of the options is $3.82, which was equal to the per share closing price of our ordinary shares on the Nasdaq Global Market on the trading date immediately preceding the shareholders meeting approving the grant. The options vested in three equal annual installments on February 1, 2006, 2007 and 2008 and will expire on February 8, 2012. The shareholders also approved to pay each non-executive director an annual fee of $8,000 and a participation fee of $400 per meeting, which is the same amount of fees that was paid to our external directors until mid 2008. Pursuant to an amendment to the regulations under the Israeli Companies Law governing the compensation of external directors, on May 14, 2008, our Board of Directors resolved that, commencing on July 1, 2008, each of our external directors will be entitled to receive an annual fee of NIS 42,600 (approximately $12,500) and a participation fee of NIS 2,200 (approximately $650) per meeting, which is equal to the median rate for companies of our size set forth in the regulations. On June 16, 2008, our Board of Directors resolved that the remuneration of those external directors who will be classified by the Board as expert external director will be 20% more than the remuneration of the ordinary external directors. On May 15, 2011 our Board of Directors resolved that, subject to shareholder approval, each of our external directors will be entitled to receive an annual fee of NIS 53,500 (approximately $15,000) and a participation fee of NIS 2,820 (approximately $800) per meeting, which is equal to the maximum rate for companies of our size set forth in the regulations governing the compensation of external directors under the Israeli Companies Law. At the same time, the shareholders will also be requested to approve the same payment to each non-executive director and in addition our shareholders will be requested to approve that the remuneration of those external directors who will be classified by the Board as expert external directors will be 20% more than the remuneration of the ordinary external directors. On August 19, 2008, our Board of Directors resolved to classify Amnon Neubach, who qualifies as our accounting and financial expert, as expert external director.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2013, Class II in 2011, and Class III in 2012. Monica Iancu is a member of Class I, Mihail Rotenberg is a member of Class II and stands for re-election at the upcoming Annual General Meeting, and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

The initial term of an external director is three years and may be extended for up to two additional terms of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each in certain circumstances described below. Mr. Neubach was re-elected to a fourth term as an external director on June 28, 2010. Mr. Menahem Shalgi was re-elected to a second term as an external director on August 18, 2008 and stands for re-election at the upcoming Annual General Meeting. Mr. Rimon Ben-Shaoul was elected to a first term as an external director on June 28, 2010. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting experience, as defined in the regulations, which our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise and that Mr. Amnon Neubach has such expertise.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director (i) if the person or the person’s relative or affiliate has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.
The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an office holder.

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

Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

As mentioned above, the initial term of an external director is three years and may be extended for up to two additional terms of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to us.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Reelection of an external director may be effected through one of the following mechanisms:

•	the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or

•
a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors, including all of the external directors.  The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director.  Our audit committee consists of all our external directors and Mr. Mihail Rotenberg.

Under the Companies Law, the roles of the audit committee include examining flaws in the management of the company’s business, in consultation with the internal auditor and the company's independent accountants, suggesting remedial measures, approving specified related party transactions and assessing the company's internal audit system and the performance of its internal auditor.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company's actions comply with the law and orderly business procedure. The internal auditor must satisfy certain independence standards.  Doron Cohen C.P.A., of the accounting firm of Fahn – Kanne & Co. Grant Thornton Israel, serves as our internal auditor.

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

If the transaction is an extraordinary transaction or involves the compensation of an office holder, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	at least a majority of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting rights in the company.

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2008	2009	2010
Approximate numbers of employees by geographic location
Israel	67	64	58
Romania	226	221	238
United States	16	17	13
United Kingdom	13	8	2
Total workforce	322	310	311
Approximate numbers of employees by category of activity
General and administration	20	19	14
Research and development	195	183	202
Professional services and customer support	90	87	80
Sales and marketing	17	21	15
Total workforce	322	310	311

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, pension plans and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute amount to approximately 17.4% of wages, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 5.0% of his or her base salary and we contribute 13.3% or 13.8%. Each employee who agrees to participate in the Pension Fund contributes 5.0% or 7.0% of his or her base salary and we contribute 13.3% or 15.8%. Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes up to 2.5% of base salary and we contribute up to 7.5%.

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

As of June 1, 2011, Monica Iancu beneficially owned 3,872,000, or 20.7%, of our ordinary shares. This includes vested options to acquire 18,000 ordinary shares at an exercise price of $3.82, which expire on February 8, 2012. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

We have established stock option plans to provide for the issuance of options to our directors, officers and employees. As these plans expired on December 31, 2010, our shareholders will be requested at our 2011 annual general meeting to adopt a new option plan. Under the new plan, options to purchase our ordinary shares may be issued from time to time to our directors, officers and employees at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. The new option plan, if approved, permits the issuance of options to acquire up to 1,800,000 ordinary shares.

As of June 1, 2011, options to purchase 1,521,745 ordinary shares were outstanding (out of which 597,200 were held by employees and directors) and options for 1,275,790 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options awarded under our Israeli option plan after January 1, 2003. Accordingly, gains derived from options awarded after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options.

On February 22, 2011, Monica Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on NASDAQ up to 2,800,000 ordinary shares held by her pursuant to the guidelines set forth therein.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 1, 2011, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,872,000	(2)	20.7	%(1)

(1)	Based on 18,724,918 ordinary shares outstanding on June 1, 2011.
(2)	Includes 18,000 ordinary shares issuable upon the exercise of vested options

As of June 1, 2011, there were eight holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 14,773,646 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

 On February 28, 2011, we entered into a distribution agreement and a finder's fee agreement with Phonaris Ltd., a private Israeli company that develops a Smart-phone management solution, pursuant to which we will attempt to resell Phonaris’s future product.  We believe that this product will enhance our offering and strengthen our relationship with existing customers.  Mrs. Monica Iancu owns 6.5% of the share capital of Phonaris on a fully-diluted basis and her nephew is a founder thereof.  Mrs. Iancu sought and obtained the approval of our board of directors before she invested in Phonaris.  The foregoing agreements are on customary terms and conditions and were approved by our audit committee and board of directors, which confirmed that they are in our best interests.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Financial Statements

See Item 18.

Legal Proceedings

 On August 13, 2009, a class action securities lawsuit was filed against us, our Chairperson and CEO and two former officers in the U.S. District Court for the Southern District of New York. Pursuant to the provisions of the Private Securities Litigation Reform Act of 1995, the plaintiffs have asserted claims for damages in an unspecified amount for, among other things, alleged misleading statements relating primarily to our investment in auction rate securities, on behalf of public investors who purchased our shares in the period from June 8, 2006 through February 27, 2008. We filed a motion to dismiss the complaint on January 29, 2010. On July 2, 2010, the court dismissed the complaint against all defendants without leave to amend and directed the clerk to close the case.

Dividend Policy

Our dividend policy was adopted in 2003, and in October 2010 our board of directors updated this policy slightly. The old policy called for us to distribute a cash dividend once in each calendar year, in the amount of our net income from the previous year. This policy commenced in 2004 with respect to our net income for 2003. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements.

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

Period	High	Low
Last six months:
May 2011	3.49	3.13
April 2011	3.50	3.16
March 2011	3.33	2.83
February 2011	3.40	2.71
January 2011	2.72	2.45
December 2010	2.60	2.33
Last nine quarters:
Q1 2011	3.40	2.45
Q4 2010	2.60	1.81
Q3 2010	2.01	1.78
Q2 2010	2.32	1.66
Q1 2010	1.85	0.95
Q4 2009	1.74	0.92
Q3 2009	1.59	0.90
Q2 2009	1.20	0.81
Q1 2009	0.83	0.59
Last five years:
2010	2.60	0.95
2009	1.74	0.59
2008	2.39	0.63
2007	3.05	2.21
2006	3.38	2.37

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the Companies Law requires that the acquisition be made by means of a tender offer for all of the outstanding shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, although the acquirer may stipulate that any tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2009, the corporate tax rate was expected to decrease as follows:  23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. However, the finance committee of the Israeli parliament recently approved a proposal, which if enacted into law by the Israeli parliament, would delay the decrease in the corporate tax rate so that the corporate tax rate will continue to be 24% for the 2012 tax year, and the decrease in the tax rate will recommence in the 2013 tax year (for which the rate will be 23%) and until the 2017 tax year (for which the rate will be 18%).  The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from an “Approved Enterprise” (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

General

The Law for Encouragement of Capital Investments, 1959, or the Investments Law, as in effect until 2005, provided that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise”. Please see discussion below regarding an amendment to the Investments Law that came into effect in 2005 and a reform of the Investments Law that came into effect in 2011.

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

Our Approved Enterprises

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

Recently, we decided to implement the new legislation amending the Investment Law, previously adopted, while waiving benefits provided from the Approved Enterprise program under the Investment Law (see more details hereinafter).

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

In April 2008, December 2009, April 2010 and March 2011 we distributed to our shareholders approximately $4.3 million, $14.8 million, $3.7 million and $ 6.0 million. Since, at that time we had insufficient retained earnings, the dividend was distributed after obtaining an approval by an Israeli court in accordance with Section 303 of the Israeli Companies Law. Tax was withheld at a rate of 20%.

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year or on the date on which it is obligated to file the tax return for that year, whichever is earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Enterprise, as they apply to us, are determined according one of the following new tax routes:

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

Reform of the Investments Law - 2011

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

The amendment will generally apply to preferred income produced or generated by a Preferred Company (as defined in the Investments Law) commencing from January 1, 2011. The amendment contains various transition provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form.  Although this recent amendment took effect on January 1, 2011, the transitional provisions of its adoption also allow the company to defer its adoption to future years.

Recently, we filed a request to apply the new benefits under the 2011 Amendment.

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

Israeli Residents

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to individuals: (i) who are dealers in securities; or (ii) who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2010.

Currency	Current Monetary Assets (Liabilities)-net
(In US $ thousands)
NIS	(34)
Euro	(19)
Romanian Ron	(94)
Other non-dollar currencies	648
501

Our annual expenses paid in NIS are approximately $5.2 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $52,000 for the year ended December 31, 2010.

As of December 31, 2010, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.          Description of Securities Other Than Equity Securities

None.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-12266) relating to the initial public offering of our ordinary shares, was August 7, 2000. Net proceeds to us were $29.9 million. From the time of receipt through December 31, 2010, the proceeds were used for acquisitions, investments in marketable securities and debentures, dividend payments and share repurchases.

Item 15T.       Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2010. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2010 and concluded that our internal control over financial reporting was effective as of December 31, 2010.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2010 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.       Principal Accountant Fees and Services

In the annual meeting held in April 2009, our shareholders appointed Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as our independent auditor until the close of next year’s annual general meeting,  in place of our previous independent auditor, Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. See Item 16F below.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2010	2009
Audit Fees	$68,000	$68,000
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total	$68,000	$68,000

Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In September 2008, our board of directors authorized a plan for the repurchase of up to 2,100,000 of our ordinary shares in the open market, for an aggregate purchase price of up to $2.8 million. As of December 31, 2008, we repurchased 2,100,000 ordinary shares under the plan at a total purchase price of approximately $1.6 million, after obtaining the approval of an Israeli court in accordance to the Israeli Companies Law. In February 2009, our board of directors authorized additional repurchase transactions of our shares for an aggregate purchase price of $1.2 million pursuant to the 2008 repurchase plan. In November 2009, our board of directors authorized an additional plan for the repurchase of our shares for an aggregate purchase price of $1.8 million. In January 2010 we applied for and in March 2010 we received Israeli court approval to repurchase our shares in the total amount of up to $1.8 million. Until now there were no share repurchases out of this amount. As of June 1, 2011, we have purchased an aggregate of 3,165,092 ordinary shares for an aggregate purchase price of $2.8 million.

Item 16F.        Change in Registrant’s Certifying Accountant

At our annual general meeting held on April 6, 2009, our shareholders approved the recommendation of our audit committee and board of directors not to re-elect Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as our independent auditor and elected Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, in its place.

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

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2010 are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on  May 19, 2011.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2	Articles of Association, as amended
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
8	List of Subsidiaries
11**	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Houlihan Smith & Company
15.2	Letter from Kesselman & Kesselman
15.3***	Consolidated financial statements of the Company for the year ended December 31, 2010 and related auditors’ consent

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.'s Report on Form 6-K filed with the Securities and Exchange Commission on May 19, 2011.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu

By:	Monica Iancu
Title: President & CEO
Date: June 20, 2011