Form 20-F
period 2011-12-31
MIND CTI LTD
filed 2012-04-24
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, the Registrant had outstanding 18,729,918 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes ☒No

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

☒Yes ☐No

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2011. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 and the related notes thereto are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2012. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2007	2008	2009	2010	2011
	(In US $ thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$18,447	$19,473	$17,574	$19,886	$18,913
Gross profit	12,663	13,347	11,161	13,719	12,437
Operating income (loss)	1,258	(2,294)	2,169	4,995	3,935
Auction Rate Securities Settlement	-	-	18,500	-	-
Impairment of Auction Rate Securities	(15,187)	(4,172)	(941)	-	-
Other Financial income (expenses) - net	2,082	568	256	49	171

Net income (loss)	(11,955)	(6,423)	19,787	4,856	4,291
Earnings (loss) per ordinary share:
Basic	$(0.55)	$(0.30)	$1.04	$0.26	$0.23
Diluted	$(0.55)	$(0.30)	$1.04	$0.26	$0.23
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	21,586	21,473	19,012	18,467	18,679
Diluted	21,586	21,473	19,012	18,613	18,803

	As of December 31,
	2007	2008	2009	2010	2011
	(In US $ thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$12,390	$9,722	$15,995	$17,582	$13,866

Working capital	13,441	9,668	15,315	18,119	16,999

Total assets	37,726	24,002	28,951	30,461	30,021

Share capital and additional paid-in capital	57,934	53,796	39,159	35,687	30,363

Treasury Shares	-	1,631	2,800	2,800	2,652

Total shareholders’ equity	31,809	18,434	22,687	23,983	23,019

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

A significant part of our revenues is derived from maintenance agreements and managed services agreements. We have through the years sold niche solutions to large customers that may decide to unify the various solutions they have into one platform and dismantle niche solutions in the process, ours included, as occurred with respect to a few of our customers in 2011. Small services providers may be acquired by larger carriers and replace our solutions with the buyer’s existing billing platform, as occurred with one of our customers in 2010. If one or more customers cease using our solutions or services due to replacements or any other reason, our profitability would be seriously harmed and our business and results of operations would suffer.

Because some of our customers require highly complex implementations and we sell fixed price projects, we may underestimate the effort and time required to implement such projects, resulting in a lower or negative profit margin for such projects and the incurrence of contractual penalties for late performance. This could materially harm our results of operations.

In 2011, we derived 78% of our revenues from the sale of software and related services to telecommunications service providers. As the deal size increases, our projects become more complex and the risk of on-time and on-budget implementation increases. Each such contract includes penalties and potential liability for damages arising from our late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to delays in the build-up of the customer's network infrastructure. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality specifically requested by the customer.

All the delays, either by us or by a third party, increase the cost of supplying the project and expose us to potential claims from customers and may decrease our revenues and could materially harm our profitability, business and results of operations.

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

Although the majority of our revenues are denominated in U.S. dollars, approximately 34% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 41% of our expenses are incurred in Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

If we fail to attract and retain qualified personnel we will not be able to implement our business strategy or operate our business effectively.

Our products require sophisticated research and development, sales and marketing, software programming and technical customer support. Our success depends on our ability to attract, train, motivate and retain highly skilled personnel within each of these areas of expertise. Qualified personnel in these areas are in great demand and are likely to remain a limited resource for the foreseeable future. We cannot assure you that we will be able to retain the skilled employees we require. In addition, the resources required to retain such personnel may adversely affect our operating margins. The failure to retain qualified personnel may harm our business. In particular, we maintain a large technical and support center in Jassy, Romania and have encountered many attempts from other technology companies to recruit our employees after we have trained them. If this phenomenon continues and increases, we may be forced to raise the salaries of our Romanian employees and our results of operations will be consequently harmed.

Because a substantial majority of our revenues are generated outside of Israel, our results of operations could suffer if we are unable to manage international operations effectively.

In 2010 and 2011, approximately 95% and 92% of our revenues, respectively, were generated outside of Israel. Our sales outside of Israel are made in more than 40 countries. We currently have sales and support offices located in Silver Spring, Maryland in the U.S. and in Reading, U.K. In addition, we have a technical and support team in Jassy, Romania. We may establish additional facilities in other parts of the world, either through acquisitions or internal expansion based on market needs. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, conducting our business internationally subjects us to a number of risks, including:

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

From time to time, our software and the systems into which it is integrated contain undetected errors. This may cause us to experience a significant decrease in market acceptance and use of our software products and we may be subject to warranty and other liability claims.

From time to time, our software, as well as the systems into which it is integrated, contains undetected errors. Because of this integration, it can be difficult to determine the source of the errors. Also, from time to time, hardware systems we resell contain certain defects or errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:

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

We do not control these matters and any of them may adversely affect our share price. In addition, trading in shares of companies listed on the Nasdaq Global Market in general and trading in shares of technology companies in particular has been subjected to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

Substantial sales of our ordinary shares could adversely affect our share price.

Sales of a substantial number of our ordinary shares could adversely affect the market price of our ordinary shares. Given the likely volatility that exists for our ordinary shares, such sales could cause the market price of our ordinary shares to decline.

As of April 1, 2012, we had 18,769,918 outstanding ordinary shares, which were freely tradable without restriction or further registration under the federal securities laws unless held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. As of April 1, 2012, there were outstanding options to purchase a total of 677,200 ordinary shares, of which 229,700 were vested. We have filed registration statements on Form S-8 covering the ordinary shares issuable upon the exercise of options under our 1998 and 2000 stock option plans, at which time these shares will be immediately available for sale in the public market, subject to the terms of the related options. We plan to file a new registration statement on Form S-8 covering the ordinary shares issuable upon the exercise of options under our 2011 share incentive plan.

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

We receive tax benefits under Israeli law for capital investments, the Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law, that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits under the Investments Law could seriously harm our business, financial condition and operating results. For more information about Approved Enterprises, see Item 10.E “Taxation – Law for the Encouragement of Capital Investments, 1959” and Note 8 to our financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2012.

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

Principal Capital Expenditures

During 2009, 2010 and 2011, the aggregate cash amount of our capital expenditures were $0.4 million, $0.2 million and $0.4 million, respectively. These expenditures were principally for the purchase of property and other equipment. We currently have no material commitments for capital expenditures.

B. Business Overview

Overview

We develop, manufacture and market real-time and off-line billing and customer care software for various types of communication providers, including traditional wireline and wireless, voice over IP, or VoIP, and broadband IP network operators, WiMAX operators, cable operators, 3G operators and mobile virtual network operators, or MVNOs.

Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as both prepaid and postpaid payment models in a single platform. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. Postpaid subscribers, including credit-limited and non-limited, retail or business customers, represent the loyal and the higher average revenue per user, or ARPU, market. All services used by a postpaid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. Our billing solution is unique as it includes our own integrated real-time mediation product that provides interfaces with IP, Intelligent Networks, or IN, and traditional telecommunication equipment, as well as our own point-of-sale solution.

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

In addition to our billing and customer care solutions, we offer call management systems used by organizations for call accounting, telecom expense management, traffic analysis and fraud detection. Our enterprise software product has been installed on about 20,000 switches around the world, for traditional telephony, for IP switches and hybrid networks. Our latest product, PhonEX-ONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites, it introduces full functionality through a web browser, based on Microsoft SQL database and enhanced by the advanced ASP.NET technology.

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

Also, from time to time, new providers surface and introduce new offering to the market or try to attract a specific targeted customer base. They build new infrastructure or resell traffic and initiate searches for billing solutions.

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

Mobile Market

The two niches in the mobile market in which we see opportunities are the rural mobile carriers market in the United States and the MVNO (Mobile Virtual Network Operator) market. We have a number of such carriers as customers and we are focused on delivering solutions that address these particular markets.

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

Our Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

•	Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

•	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

•	Scalability. Our billing solutions are designed to be easily adapted to changes in the size and configuration of a service provider's network. They enable the network of a service provider to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware. This feature allows a service provider to expand its infrastructure and its subscriber base without the need to redesign or replace its billing and customer care software. The scalability of our software is important since many service providers begin with a relatively small subscriber base and experience rapid growth. For example, we designed and provided a billing and customer care solution for China Unicom, which started offering Voice over IP services in 1999. When China Unicom first deployed our software in May 1999, it was capable of supporting one million users. Our software was upgraded to support five million users in November 1999, 20 million users in June 2000 and 30 million users in June 2001. Increases in the number of users were accomplished without the need to modify or replace our installed software;

•	Improved Time to Market. Our billing solutions are modular, extensible software products based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and to maintain and increase profitability.

As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers, projects are now generally more complex in nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. We have built a professional services team to support the growth in services offered to customers. Our long-term business model contemplates that licenses, maintenance and services will each represent approximately 30-40% of revenues and gross margins will be 60-70%. The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

•	Leverage our brand name recognition and technical expertise. We introduced our billing and customer care software in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with brand name recognition. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

•	Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in our research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets; and

•	Expand professional services opportunities. As our projects are of larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from providing professional services have increased.

Our Products and Services

Billing and Customer Care Solutions

Our billing solutions include real-time and off-line mediation, provisioning, rating, billing and customer care software for voice, data, video and content services that meet the mission-critical needs of convergent IP, Wireline and Wireless service providers.

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

•	Call Management and Traffic Analysis Reports (CMS module). The CMS module allows service providers to generate reports and graphic analyses of usage activity. These reports contain information regarding peak hours, usage loads to different destinations, the number of sessions per minute for a specific gateway or group of gateways, the duration of sessions and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks;

•	Fraud Detection. Our billing solutions include a fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, alarms at four different alarm levels may be activated. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax, audio or visual alarms.

Enterprise Software

Our enterprise products, known as PhonEX, MEIPS, PhonEX-Ten and PhonEX-ONE, are used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. PhonEX and MEIPS are call management systems that collect, record and store all call information in a customized database. The systems:

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

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

•	participating in industry trade shows and special events;

•	conducting ongoing public and press relations programs; and

•	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31, (in thousands of US $)
	2009	2010	2011
The Americas (total)	7,713	9,137	9,455
Sale of Licenses	3,003	2,719	1,366
Services	4,710	6,418	8,089
Asia Pacific and Africa (total)	719	1,907	1,222
Sale of Licenses	324	910	510
Services	395	997	712
Europe (total)	8,319	7,789	6,685
Sale of Licenses	2,498	2,564	2,565
Services	5,821	5,225	4,120
Israel (total)	823	1,053	1,551
Sale of Licenses	310	360	713
Services	513	693	838
Total	17,574	19,886	18,913
Sale of Licenses	6,135	6,553	5,154
Services	11,439	13,333	13,759

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

•	traditional telecommunications service providers that also offer IP services including VoIP or/and data, such as China United Telecommunications Corp. (China Unicom), Romtelecom S.A., Singapore Telecommunications Limited (SingTel) and Sri Lanka Telecom;

•	traditional wireline telephony providers, such as Moldtelecom, and SMTC;

•	wireless telephony providers, such as KDDI America, Inc., Mobi PCS, Inc., and Revol;

•	cable providers that also offer voice services , such as Megacable and EastLink;

•	Mobile Virtual Network Enablers (MVNEs) such as Pelephone Telecommunications Ltd; and

•	MVNOs, such as Viaero and Alon Cellular.

Enterprise Software

Our enterprise software has been installed on about 20,000 switches around the world, for customers that include international banking firms, government agencies and other small to very large organizations.

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

Enterprise Software

Our competitors in the market for enterprise software products are mainly local companies, especially in the United States and the United Kingdom. To compete effectively, companies must be able to offer adequate technical support and ongoing product development and customization services. In addition, multinational companies prefer call accounting systems that can be installed at their various offices throughout the world, and therefore require call accounting products that are multilingual and support the local telecommunication requirements. The principal factors upon which we compete are customer support, ease of use, compatibility with major switchboard systems and IP switches and the multi-lingual and multi-currency nature of our system.

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

D.           Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 15,000 square feet at our Yoqneam headquarters. We also lease approximately 2,100 square feet of office space in Silver Spring, Maryland and approximately 24,000 square feet in Jassy, Romania. The office in Maryland is used primarily for supporting our customers in the United States, while the office in Jassy is used primarily for software development and for customer support. The office in Maryland is the group’s headquarters in the Americas.

Item 4A.           Unresolved Staff Comments

Not applicable.

Item 5.          Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements and the related notes thereto, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2012.

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and multiple play (voice, data and content) service providers. In 2011, 78% of our revenues were derived from providing our billing and customer care software and 22% were derived from providing our enterprise software. In 2011, license fees represented 27% of our revenues and services represented 73%. In 2009, one customer accounted for approximately 11% of our total revenues. In 2010 and 2011, no customer accounted for 10% or more of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

In August 2005, we acquired Sentori Inc., a leading provider of billing and customer care solutions to tier 3 and tier 2 wireless carriers and mobile virtual network operators, or MVNO's, mainly in the United States and the Caribbean. In October 2007, we acquired the U.K.-based Omni Consulting Company Limited, which provides billing and customer care software solutions in a service bureau mode, mainly to European carriers.

In 2009, we experienced a decrease in revenues driven primarily by the low number of new deals signed in 2008, which resulted in lower revenue recognition in 2009. In 2010, we experienced an increase in revenues over 2009 primarily driven by four new deals signed in 2009 for which the revenues were recognized mainly in 2010. In 2011, we experienced a decrease in revenues driven primarily by the loss of service bureau customers of our U.K. subsidiary, Mind Software Limited (formerly known as Omni).

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

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board of directors updated this policy slightly. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally the board approved dividend distributions in 2003, 2007, 2008, 2009, 2010 and 2011 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings, which court approvals were received. Since 2003, we distributed cash dividends of approximately $2.61 per share to our shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007, $0.20 per share in 2008, $0.80 per share in 2009, $0.20 per share in 2010, $0.32 per share in 2011 and $0.24 per share in 2012. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

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

Taxes on Income. See "—Corporate Tax Rate" below.

A.           Operating Results

The following discussion of our results of operations for 2009, 2010 and 2011, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2012:

	Years ended December 31, (% of revenues)
	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Cost of revenues	36.5	31.0	34.2
Gross profit	63.5	69.0	65.8
Research and development expenses	25.3	20.4	24.7
Selling, general and administrative expenses:
Selling and marketing expenses	12.6	10.7	10.6
General and administrative expenses	13.2	7.8	9.7
Impairment of goodwill and intangible asset	-	5.0	-
Operating income	12.4	25.1	20.8
Financial income (expenses) – net	101.3	0.2	0.9
Income before taxes on income	113.7	25.3	21.7
Income tax expense (benefit)	1.1	0.9	(1.0)
Net income	112.6	24.4	22.7

Comparison of 2009, 2010 and 2011

Revenues

	Years ended December 31, ($ in millions)			% Change	% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010

License sales	6.1	6.6	5.1	8.2	(22.7)

Professional services	11.5	13.3	13.8	15.7	3.8
Total revenues	17.6	19.9	18.9	13.1	(5.0)

Revenues in 2010 increased in comparison to 2009 by 13.1%. The increase was primarily attributed to four new deals signed in 2009 for which the revenues were recognized mainly in 2010. Revenues in 2011 decreased in comparison to 2010 by 5.0%. The decrease was primarily attributed to the decrease of approximately $0.8 million in the revenues of Mind Software Limited (formerly known as Omni) due to the loss of service bureau customers. Revenues from our billing and customer care product solutions for service providers increased from $15.1 million in 2009 to $15.7 million in 2010 and decreased to $14.8 million in 2011. The reasons for the changes in revenues from billing are similar to those for the changes in total revenues. Revenues from our enterprise products increased from $2.5 million in 2009 to $4.2 million in 2010. The increase was primarily attributed to the large deal signed in 2009 for which the revenues were recognized mainly in 2010 and improved sales of our enterprise products globally. Revenues from our enterprise products slightly decreased from $4.2 million in 2010 to $4.1 million in 2011. The decrease was caused by the fact that 2010 revenue was uniquely high (because of the recognition of one large deal) and does not reflect the improved global sales of our enterprise products that occurred in 2011.

Revenues from professional services as a percentage of total revenues increased from 65% in 2009 to 67% in 2010 and further increased to 73% in 2011. As our projects are of a larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. As a result, fees from professional services have increased.

The following table presents the geographic distribution of our revenues:

	Years ended December 31, (% of revenues)
	2009	2010	2011
The Americas	43.9	45.9	50.0
Asia Pacific and Africa	4.1	9.6	6.5
Europe	47.3	39.2	35.3
Israel	4.7	5.3	8.2
Total	100.0%	100.0%	100.0%

Our sales in Europe as a percentage of revenues decreased from 47.3% in 2009 to 39.2% in 2010 and further decreased to 35.3% in 2011 mainly due to loss of service bureau customers that were clients of our U.K. subsidiary, Mind Software Ltd. (formerly known as Omni). Our sales in the Americas as a percentage of revenues increased from 43.9% in 2009 to 45.9% in 2010 and further increased to 50.0% in 2011 mainly due to the new wins we had in the United States since 2009 and also due to the reduction in European sales. Our sales in Israel as a percentage of revenues increased from 5.3% in 2010 to 8.2% in 2011, mainly due to our first wins of billing projects in Israel; until 2011, our revenues in Israel were derived from our enterprise solutions only.

Cost of Revenues

	Years ended December 31, ($ in millions)			% Change	% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010

Cost of sales of licenses	0.5	0.5	0.4	-	(20.0)

Cost of services	5.9	5.7	6.1	(3.4)	7.0

Total cost of revenues	6.4	6.2	6.5	(3.1)	4.8

The decrease in the total cost of revenues and cost of services in 2010 compared to 2009 is mainly attributed to the fact that the cost of revenues in 2009 included one-time additional charges in the amount of $0.8 million driven by the cancellation of projects for managed-services customers which went out of business, offset by the expected increase in cost in 2010 attributed to the increase in our revenues. The increase in total cost of revenues in 2011 by $0.3 million compared with 2010 was due to increase in cost of services by $0.4 million, mainly due to increase in labor related costs, offset by the decrease in cost of licenses by $0.1 million that occurred due to the decrease in revenue from licenses.

Gross profit as a percentage of revenues increased from 63.5% in 2009 to 69.0% in 2010 and decreased to 65.8% in 2011. The increase in 2010 compared to 2009 was due to the cancellation of deferred revenue in the amount of $0.5 million related to the cancelled projects which had not been recognized in the past that occurred in 2009. The decrease in 2011 compared to 2010 was due to the above- mentioned loss of service bureau customers (supported with relatively low cost of revenues) and a deduction from revenues of stock-based compensation granted to a new customer.

Operating Expenses

	Years ended December 31, ($ in millions)			% Change	% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010

Research and development	4.4	4.0	4.7	(9.1)	17.5
Selling and marketing	2.2	2.1	2.0	(4.5)	(4.8)
General and administrative	2.3	1.6	1.8	(30.4)	12.5
Impairment of goodwill and another intangible asset	-	1.0	-	NA	NA
Total operating expenses	8.9	8.7	8.5	(2.2)	(2.3)

Research and Development. We make substantial investment in research and development to maintain our advanced technology and add functionality to our products. The decrease in our research and development expenses in 2010, compared to 2009, by 9.1% was primarily due to the decrease in the cost attributable to payroll and related expenses of our employees engaged in research and development resulting from a decrease in headcount in this department. The increase in our research and development expenses in 2011, compared to 2010, by 17.5% was primarily due to the increase in research and development related payroll expenses. The increase in payroll reflects the increase in the average salary, mainly in Romania, expansion in R&D personnel required to improve and expand our product offering, and the devaluation of the U.S. dollar in relation to the NIS or the Euro. Research and development expenses as a percentage of revenues decreased from 25.3% in 2009 to 20.4% in 2010 as the expense decreased by 9.1% and our revenue increased. Research and development expenses as a percentage of revenues increased from 20.4% in 2010 to 24.7% in 2011 as the result of the above-mentioned decrease in our revenues and the increase in the research and development expenses.

Selling and Marketing Expenses. Selling and marketing expenses slightly decreased from $2.2 million in 2009 to $2.1 million in 2010 and to $2.0 million in 2011 mainly due to a decrease of approximately $100,000 in amortization of intangible assets. Selling and marketing expenses as a percentage of revenues decreased from 12.6% in 2009 to 10.7% in 2010 as the revenue increased and the cost stayed almost flat as mentioned above. Selling and marketing expenses as a percentage of revenues stayed almost flat from 10.7% in 2010 to 10.6% in 2011 as both revenues and selling and marketing expenses decreased.

General and Administrative Expenses. General and administrative expenses decreased from $2.3 million in 2009 to $1.6 million in 2010 and increased to $1.8 million in 2011. The decrease in 2010 in comparison to 2009 was mainly as a result of a successful collection of one customer's debt in 2010 which was recorded as a doubtful account in 2009. The increase in 2011 compared to 2010 reflects the above-mentioned one-time reduction in 2010 general and administrative expenses.

Impairment of Goodwill and another Intangible Asset. According to the impairment tests performed in 2009, no impairment was required. According to the impairment tests performed in 2010, we decided to write off the remaining balances of the goodwill and other intangible assets related to the Omni acquisition and recorded impairment charges of approximately $1.0 million. No impairment of goodwill was required following the impairment test performed during the third quarter of 2011.

Financial Income (Expenses). In 2009, financial income amounted to $17.8 million due to income in the amount of $18.5 million that was recorded from the settlement relating to our auction rate security. The income was offset mainly by an impairment of our auction rate security in the amount of $0.9 million. See Item 5.B “Liquidity and Capital Resources” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” for more information. In 2010, financial income consisted of interest income incurred mainly on short-term bank deposits in the amount of $94,000, offset by negative currency exchange rate fluctuations and bank charges in the amount of $45,000. In 2011, financial income consisted of interest income incurred mainly on short-term bank deposits and available for sale securities in the amount of approximately $311,000, offset by negative currency exchange rate fluctuations, bank charges and realized loss on sale of available for sale securities in the amount of approximately $140,000.

Income Tax Expense (Benefit). Income tax expense remains almost the same in 2010, compared to 2009, around $200,000. In 2011 we had income tax benefit of $185,000 due to an increase of deferred income taxes of $277,000 offset by current taxes on income of $92,000.

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2012. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2011, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2011 the fair value of the reporting unit - Sentori exceeded its carrying value by 24%.

Recently Issued Accounting Pronouncements.

Recently issued accounting pronouncements are described in note 1 paragraph to the consolidated financial statements, which are incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2012.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar with the exception of our U.K. subsidiary. In 2011, approximately 92% of our revenues were derived from sales outside Israel, the majority of which were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)

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

As of December 31, 2011, we had approximately $13.9 million in cash and cash equivalents, and our working capital was $17.0 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2009 was $6.3 million, attributable to our net income of $19.8 million, less $18.5 million income from our auction rate security settlement, to non-cash related items, net, in the amount of $2.0 million, and to a net decrease in operating assets and liabilities items in the amount of $3.0 million. Net cash provided by operating activities in 2010 was $6.3 million, attributable to our net income of $4.9 million, non-cash related items, net, in the amount of $1.8 million, and to a net increase in operating assets and liabilities items in the amount of $0.4 million. Net cash provided by operating activities in 2011 was $4.4 million, attributable to our net income of $4.3 million, non-cash related items, net, in the amount of $0.4 million, and to a net increase in operating assets and liabilities items in the amount of $0.3 million.

The net cash provided by operating activities was $6.3 million in 2010 and remained almost flat in comparison to 2009. The decrease in net cash provided by operating activities of $1.9 million from 2010 to 2011 reflects mainly a decrease in our net income of $0.6 million, a decrease in impairments of goodwill and intangible assets of $1.0 million and a decrease in depreciation and amortization of $0.3 million compared to 2010.

Net Operating Working Capital

As of December 31, 2010, the net operating working capital was $18.1 million compared with $15.3 million as of December 31, 2009. The increase of $2.8 million was mainly due to an increase in cash position in the amount of $2.3 million. There was no material change in other operating assets and liabilities. As of December 31, 2011, the net operating working capital was $17.0 million compared with $18.1 million as of December 31, 2010. The decrease of $1.1 million was mainly due to a decrease in cash and cash equivalents and other short term investments in the amount of $1.9 million, offset by an increase of $0.9 million in deferred cost of revenues.

Cash Deposits

As of December 31, 2011, we had approximately $4.3 million in bank deposits with maturities of between three and twelve months.

Net Cash Provided by/Used in Investing Activities. In 2009, we received proceeds in the amount of $18.5 million as a result of the settlement relating to our auction rate security, and we invested $2.2 million in short-term bank deposits. In 2010, our principal investment activities were the increase of our investments in short-term bank deposits by $0.7 million and the use of $0.2 million for capital expenditures. In 2011, we increased our investments in short-term bank deposits by $1.4 million and used $0.4 million for capital expenditures. In addition, in 2011, we purchased security bonds in the amount of $2.5 million and we received $1.4 million from selling part of them.

Net Cash Provided by/Used in Financing Activities. In 2009, our financing activities used $16.0 million due to a cash dividend of $14.8 million and the repurchase of shares in the amount of $1.2 million. In 2010, our financing activities used $3.6 million due to a cash dividend of $3.7 million, offset by $0.1 million in proceeds from the exercise of employee stock options. In 2011, our financing activities used $5.6 million due to a cash dividend of $6.0 million, offset by $0.4 million in proceeds from the exercise of employee stock options.

Capital Expenditures. In 2009, the aggregate cash amount of our capital expenditures was $0.4 million. In 2010, the aggregate cash amount of our capital expenditures was $0.2 million, and in 2011 the aggregate cash amount of our capital expenditures was $0.4 million. These expenditures were principally for the purchase of property and other equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregated cash dividends of approximately $2.61 per share to our shareholders: $0.14 per share in 2003, $0.13 per share in 2004, $0.24 per share in 2005, $0.14 per share in 2006, $0.20 per share in 2007, $0.20 per share in 2008, $0.80 per share in 2009, $0.20 per share in 2010, $0.32 per share in 2011 and $0.24 per share in 2012. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

Share Repurchase. As of December 31, 2011, we have repurchased an aggregate amount of 3,165,092 ordinary shares, for a total consideration of approximately $2.8 million. As of April 1, 2012, we have the authority to use additional $1.8 million for share repurchases.

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

Our research and development personnel include engineers and software developers with experience in the development and design of billing and customer care software. As of December 31, 2011, our research and development department consisted of 212 employees out of a total of 319 employees.

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$1,500,000	$484,000	$869,000	$147,000	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	0	0	0	0	0
Total	$1,500,000	$484,000	$869,000	$147,000	0

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	54	President and Chief Executive Officer
Aviram Cohen	35	Chief Financial Officer
Doron Segal	47	Vice President – Engineering and Chief Technology Officer
Tal Shain	44	Vice President – Professional Services
Danny Engle	43	Vice President – Sales for North America
Amnon Neubach	68	Director
Mihail Rotenberg	60	Director
Menahem Shalgi	62	Director
Rimon Ben – Shaoul	67	Director

The background of each of our directors and executive officers is as follows:

Monica Iancu. Mrs. Iancu founded MIND and has been President and Chief Executive Officer of our company since inception and until April 6, 2012, has also served as the Chairperson. Mrs. Iancu holds a B.Sc. degree in Computer Science and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

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

Amnon Neubach. Mr. Neubach has served as an external director of our company since February 2001. From 2001 to 2003, Mr. Neubach served as Chairman of the Board of Pelephone Communications Ltd. Mr. Neubach served as an economic consultant to several companies in the private sector since 1997.  Currently Mr. Neubach serves as a director of Leumi Card Ltd., Direct Insurance Ltd and Athlone Ltd.. Mr. Neubach also serves as a director on the boards of various privately held companies and is the Chairman of Danpal Ltd and Gatton holdings. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

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

Menahem Shalgi. Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi served at Amdocs Ltd. (NYSE:DOX) as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993, Mr. Shalgi served as the Chief Executive Officer of WIZTEC Ltd. Prior thereto, Mr. Shalgi served at Amdocs since 1985, at which he held a number of positions. Currently Mr. Shalgi serves as the chairman of Afterdox, an investment house in Israel, and also as a director of ClickSoftware Technologies Ltd. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Sciences from Weizmann Institute for Science.

Rimon Ben-Shaoul. Mr. Ben-Shaoul served as one of our directors since 2010 and from 2002 to 2008. Mr. Ben-Shaoul serves as the CEO of Polar Communications Ltd. since 2004 and also serves as the Chairman of T.A.T. Technologies Ltd. and of Grand Automotive Ltd. Mr. Ben-Shaoul served as director in BVR systems, serves as a member of the board of directors of NICE Systems Ltd. since 2001 and also serves as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2011 was approximately $1.5 million, including approximately $80,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2011, we granted to our executive officers under our option plans options to purchase 28,000 ordinary shares at an average exercise price of $1.939 per share, which expire in 2016.

Our shareholders in a meeting held on April 7, 2005, resolved to grant each of our five directors (at that time) options to purchase 18,000 ordinary shares. The exercise price of the options is $3.82, which was equal to the per share closing price of our ordinary shares on the Nasdaq Global Market on the trading date immediately preceding the shareholders meeting approving the grant. The options vested in three equal annual installments on February 1, 2006, 2007 and 2008 and expired on February 8, 2012. On May 15, 2011, our board of directors resolved that each of our external directors will be entitled to receive an annual fee of NIS 53,500 (approximately $15,000) and a participation fee of NIS 2,820 (approximately $800) per meeting, which is equal to the maximum rate for companies of our size set forth in the regulations governing the compensation of external directors under the Israeli Companies Law. On September 27, 2011, the same payment to each non-executive director was approved on by the annual general meeting of our shareholders, and in addition our shareholders approved that the remuneration of those external directors who will be classified by the board as expert external directors will be 20% more than the remuneration of the ordinary external directors.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2013, Class II in 2014 and Class III in 2012. Monica Iancu is a member of Class I, Mihail Rotenberg is a member of Class II and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

The initial term of an external director is three years and may be extended for up to two additional terms of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each in certain circumstances described below. Mr. Neubach was re-elected to a fourth term as an external director on June 28, 2010. Mr. Menahem Shalgi was re-elected to a third term as an external director on September 27, 2011. Mr. Rimon Ben-Shaoul was elected to a first term as an external director on June 28, 2010. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting experience, as defined in the regulations, which our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise and that Mr. Amnon Neubach has such expertise.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. External directors are required to possess professional qualifications or financial and accounting expertise as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director (i) if the person or the person’s relative or affiliate has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2009	2010	2011
Approximate numbers of employees by geographic location
Israel	64	58	55
Romania	221	238	256
United States	17	13	6
United Kingdom	8	2	2
Total workforce	310	311	319
Approximate numbers of employees by category of activity
General and administration	19	14	14
Research and development	183	202	212
Professional services and customer support	87	80	80
Sales and marketing	21	15	13
Total workforce	310	311	319

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, pension plans and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute amount to approximately 17.9% of wages, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 5.0% of his or her base salary and we contribute 13.3% or 13.8%. Each employee who agrees to participate in the Pension Fund contributes 5.0% or 7.0% of his or her base salary and we contribute 13.3% or 15.8%. Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes up to 2.5% of base salary and we contribute up to 7.5%.

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

As of April 1, 2012, Monica Iancu beneficially owned 3,854,000, or 20.5%, of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

We have established stock option plans to provide for the issuance of options to our directors, officers and employees. As these plans expired on December 31, 2010, a new share incentive plan was adopted by our shareholders at our 2011 annual general meeting. Under the new plan, our ordinary shares and/or options to purchase our ordinary shares may be issued from time to time to our directors, officers, employees, consultants and contractors at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. The new option plan permits the issuance of options to acquire up to 1,800,000 ordinary shares.

As of April 1, 2012, options to purchase 1,601,745 ordinary shares were outstanding (out of which 677,200 were held by employees) and options for 1,320,790 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options.

On February 22, 2011, Monica Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on NASDAQ up to 2,800,000 ordinary shares held by her pursuant to the guidelines set forth therein.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2012, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,854,000	(2)	20.5%
Renaissance Technologies LLC	1,212,200	(3)	6.5%

(1)	Based on 18,769,918 ordinary shares outstanding on April 1, 2012.
(2)	Based on a Schedule 13G/A filed with the SEC on May 4, 2011.
(3)	Based on a Schedule 13G filed with the SEC on February 13, 2012.

As of April 1, 2012, there were nine holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 14,834,546 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

On February 28, 2011, we entered into a distribution agreement and a finder's fee agreement with Phonaris Ltd., a private Israeli company that was developing a smart-phone management solution, pursuant to which we would attempt to resell Phonaris’s future product. We believed that this product would enhance our offering and strengthen our relationship with existing customers. When the above-said agreements were approved, Mrs. Monica Iancu owned 6.5% of the share capital of Phonaris on a fully-diluted basis and her nephew was a founder thereof. Mrs. Iancu no longer owns any shares or other interests in Phonaris. Mrs. Iancu sought and obtained the approval of our board of directors before she invested in Phonaris. The foregoing agreements were on customary terms and conditions and were approved by our audit committee and board of directors, which confirmed that they were in our best interests. Before we conducted any activities pursuant to such agreements, Phonaris ceased its operations.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Financial Statements

See Item 18.

Legal Proceedings

There are no legal proceedings against the company.

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

Period	High	Low
Last six months:
March 2012	2.46	1.80
February 2012	2.76	2.17
January 2012	2.44	1.95
December 2011	1.99	1.85
November 2011	1.99	1.81
October 2011	2.16	1.70

Last nine quarters:
Q1 2012	2.76	1.80
Q4 2011	2.16	1.70
Q3 2011	2.85	1.66
Q2 2011	3.50	2.54
Q1 2011	3.40	2.45
Q4 2010	2.60	1.81
Q3 2010	2.01	1.78
Q2 2010	2.32	1.66
Q1 2010	1.85	0.95

Last five years:
2011	3.50	1.66
2010	2.60	0.95
2009	1.74	0.59
2008	2.39	0.63
2007	3.05	2.21

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:

•	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

•	reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with: (A) proceedings we institute against him or instituted on our behalf or by another person; or (B) a criminal charge from which he was acquitted; or (C) a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent; and

•	a financial obligation imposed upon an office holder and reasonable litigation expenses, including attorney fees, expended by the office holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance that came into effect on January 1, 2009, the corporate tax rate was expected to decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. On December 6, 2011, the “Tax Burden Distribution Law” was published, under which the previously approved gradual decrease in the corporate tax rate was cancelled. The corporate tax rate increased to 25% from 2012 and onwards. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from an “Approved Enterprise” (as defined below) may be considerably less, as further discussed below.

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

During 2011 we decided to implement the new legislation amending the Investment Law, while waiving future benefits provided from the Approved Enterprise program under the Investment Law (see more details hereinafter), however, we are still reviewing the application of the new benefits under the Amendment as related to us.

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

In April 2008, December 2009, April 2010 and March 2011 we distributed to our shareholders approximately $4.3 million, $14.8 million, $3.7 million and $6.0 million. Since, at that time we had insufficient retained earnings, the dividend was distributed after obtaining an approval by an Israeli court in accordance with Section 303 of the Israeli Companies Law. Tax was withheld at a rate of 20%.

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

In 2011, we filed a request to apply the new benefits under the 2011 Amendment.

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

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate will be 30%. However, the foregoing tax rates will not apply to individuals: (i) who are dealers in securities; or (ii) who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares (which is 25% as of January 1, 2012).

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

Dividend Taxation

Income Taxes on Dividends Distributed by the Company to Israeli Residents

As of January 1, 2012, the distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company, to both individuals and corporations, is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the company when the dividend is paid of tax-exempt profits – up to 25% corporate tax).

In addition, if an Individual Israeli shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the dividend (not source from Approved Enterprise income) will be 30%. The withholding tax by the Company on such dividend would remain 25%.

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Approved Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 25% as of January 1, 2012. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the company when the dividend is paid of tax-exempt profits – up to 25% corporate tax).

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

A U.S. holder is:

•	an individual citizen or resident of the United States;

•	a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, if (i) a United States court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all substantial decisions of the trust; or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this summary does not consider United States tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, administrative and judicial interpretations of the Code, and the U.S. – Israel Tax Treaty in effect as of the date of this annual report, all as in effect today and all of which are subject to change, possibly with a retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances, like the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, traders in securities that elect to mark to market, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, banks or other financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of investors that are treated as partnerships or other pass through entities for U.S. Federal income tax purposes and persons who hold the ordinary shares through a partnership or other pass through entity is not considered, nor are the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws. The tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its own tax advisor as to its tax consequences.

You are advised to consult your own tax advisor with respect to the specific tax consequences to you of purchasing, holding or disposing of the ordinary shares.

Distributions on the Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status”, the gross amount of any distribution paid by us with respect to the ordinary shares to a U.S. holder, including the amount of any Israeli taxes withheld from these distributions, will be treated as ordinary income from source outside the U.S., to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate U.S. holders with respect to years beginning on or before December 31, 2012 are generally subject to tax at maximum rate of 15%. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles. If we do not report a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Dividends paid by us in NIS, including the amount of any withholding tax thereon, will be included in the income of U.S. holders at the dollar amount of the dividend, based upon the spot rate of exchange in effect on the date of the distributions, regardless of whether converted into U.S. dollars. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S. source income or loss.

Subject to the limitations set forth in the Code, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares at the rate provided by the U.S.-Israel Tax Treaty. The limitations on claiming a foreign tax credit include among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income payable with respect each such class. In this regard, dividends paid by us will generally be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your own tax advisor to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status”, upon the sale or exchange of the ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange. Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (currently 15%) than ordinary income. A U.S. holder ability to deduct capital losses is subject to limitations.

Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

If a U.S. holder receives foreign currency upon a sale or exchange of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, the U.S. holder generally should not be required to recognize any gain or loss on such conversion.

Medicare Tax on Unearned Income

Recently enacted legislation requires certain U.S. holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other dispositions of ordinary shares for taxable years beginning after December 31, 2012.

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

U.S. Information Reporting and Backup Withholding

A U.S. holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, ordinary shares, unless the U.S. holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. holder may also be subject to backup withholding with respect to dividends or proceeds from the sale or disposition of ordinary shares, currently at the rate of 28% (which rate is currently scheduled to increase on January 1, 2013), unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Holders should review the summary above under “Israeli Tax Consideration” for a discussion of the Israeli taxes which may be applicable to them.

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

Backup withholding and information reporting apply to non-U.S. holders as follows:

Information reporting and backup withholding may apply if you use the U.S. office of a broker or agent, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker or agent that has certain connections to the United States.  You may be required to comply with applicable certification procedures to establish that you are not a U.S. holder in order to avoid the application of such information reporting and backup withholding requirements.  You should consult your tax advisor concerning the application of the information reporting and backup withholding rules.

Non-U.S. holders are urged to consult legal and tax advisors in the countries of their citizenship, residence and domicile to determine the possible tax consequences of holding and selling ordinary shares under the laws of their respective jurisdictions in light of their own particular circumstances.

F.	Dividends and paying agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2011.

Currency	Current Monetary Assets (Liabilities)-net
(In US $ thousands)
NIS	564
Euro	1,274
Romanian Ron	(143)
Other non-dollar currencies	1,890
3,585

Our annual expenses paid in NIS are approximately $5.1 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $51,000 for the year ended December 31, 2011.

As of December 31, 2011, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2011. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2011 and concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2011 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has designated Mr. Amnon Neubach as our “audit committee financial expert” as defined by the SEC rules. Mr. Neubach qualifies as an "independent director" under the Nasdaq rules.

Item 16B.	Code of Ethics

In August 2011, our board of directors adopted our amended Code of Ethics, a code that applies to all of our directors and employees, which replaced the Code of Ethics adopted in April 2004.

Item 16C.	Principal Accountant Fees and Services

In the annual meetings held on June 28, 2010, September 27, 2011 and April 10, 2012, our shareholders re-appointed Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as our independent auditor until the close of next year’s annual general meeting. Bightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2010	2011
Audit Fees	$68,000	$75,300

Audit-Related Fees	0	0

Tax Fees	0	0

All Other Fees	0	0

Total	$68,000	$75,300

Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of April 1, 2012, we have purchased an aggregate of 3,165,092 ordinary shares for an aggregate purchase price of $2.8 million.

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

Item 16H.	Mine Safety Disclosure.

                Not Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2011 are hereby incorporated into this Annual Report by reference to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2012.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1*	Memorandum of Association, as amended

1.2	Articles of Association, as amended

4.1**	MIND 1998 Share Option Plan

4.2**	MIND 2000 Share Option Plan

4.3	MIND 2011 Share Incentive Plan

8	List of Subsidiaries

11	Code of Ethics and Business Conduct

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

15.3***	Consolidated financial statements of the Company for the year ended December 31, 2011 and related auditors’ consent

101

The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language):

(i)    Consolidated Balance Sheets at December 31, 2011 and 2010

(ii)   Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009

(iii)  Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009

(iv)  Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and

(v)   Notes to Consolidated Financial Statements, tagged as blocks of text

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.'s Report on Form 6-K filed with the Securities and Exchange Commission on March 5, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu

By:	Monica Iancu
Title: President & CEO
Date: April 18, 2012

