Form 20-F
period 2012-12-31
MIND CTI LTD
filed 2013-04-19
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

_____ISRAEL____
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

As of December 31, 2012, the Registrant had outstanding 18,781,418 Ordinary Shares, nominal value NIS 0.01 per share.

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2012. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2011 and 2012 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2012 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2008	2009	2010	2011	2012
	(In US $ thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$19,473	$17,574	$19,886	$18,913	$20,209
Gross profit	13,347	11,161	13,719	12,437	12,357
Operating income (loss)	(2,294)	2,169	4,995	3,935	4,372
Auction Rate Securities Settlement	-	18,500	-	-	-
Impairment of Auction Rate Securities	(4,172)	(941)	-	-	-
Other Financial income (expenses) - net	568	256	49	171	298

Net income (loss)	(6,423)	19,787	4,856	4,291	4,278
Earnings (loss) per ordinary share:
Basic	$(0.30)	$1.04	$0.26	$0.23	$0.23
Diluted	$(0.30)	$1.04	$0.26	$0.23	$0.23
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	21,473	19,012	18,467	18,679	18,767
Diluted	21,473	19,012	18,613	18,803	18,846

	As of December 31,
	2008	2009	2010	2011	2012
	(In US $ thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$9,722	$15,995	$17,582	$13,866	$13,310

Working capital	9,668	15,315	18,119	16,999	17,179

Total assets	24,002	28,951	30,461	30,021	28,731

Share capital and additional paid-in capital	53,796	39,159	35,687	30,112	30,192

Treasury Shares	1,631	2,800	2,800	2,401	2,360

Total shareholders’ equity	18,434	22,687	23,983	23,019	23,106

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

If we fail to attract and retain qualified personnel we will not be able to implement our business strategy or operate our business effectively.

Our products require sophisticated software development, sales, professional services and technical customer support. Our success depends on our ability to attract, train, motivate and especially retain highly skilled personnel within each of these areas of expertise. Qualified personnel in these areas are in great demand worldwide and are likely to remain a limited resource. We cannot assure you that we will be able to retain the skilled employees we require. In addition, the resources required to retain such personnel may adversely affect our operating margins. The failure to retain qualified personnel may harm our business. In particular, we maintain a large engineering and support center in Iasi, Romania and have encountered many successful attempts from other technology companies to recruit our employees after we have trained them. If this phenomenon continues and increases, we may not be able to retain the highly skilled personnel and may be forced to significantly raise the salaries of our Romanian employees and our results of operations will be consequently harmed.

Because our revenues are generated in numerous countries, our results of operations could suffer if we are unable to manage international operations effectively.

Our sales are made in many countries, with different legislation and complex taxation rules and in many states in the United States. Managing our existing international operations and additional international markets requires significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. In addition, conducting our business internationally subjects us to a number of risks, including:

•	the burden of compliance with a wide variety of foreign laws and regulations;

•	staffing and managing foreign operations;

•	increased risk of collection;

•	potentially adverse tax consequences;

•	burdens that may be imposed by tariffs and other trade barriers; and

•	adverse affects of political and economic instability.

We currently benefit from local tax benefits that may be discontinued or reduced.

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Approved and Preferred Enterprise” programs.

To be eligible for tax benefits as an “Approved and Preferred Enterprise,” we must continue to meet certain conditions. While we believe that we meet the statutory conditions to entitle us to Israeli tax benefits, there can be no assurance that the tax authorities in Israel will concur. Should it be determined that our Approved or Preferred Enterprise programs have not met, or do not meet, the statutory conditions, our income taxes will increase materially. On December 29, 2010, the Israeli parliament approved a further amendment to the law (“Amendment”) dealing with Approved and Privileged Enterprise programs. This amendment generally abolishes the previous tax benefit routes that were afforded under the law, specifically the tax-exemption periods previously allowed, and introduces certain new tax benefits for industrial enterprises (termed “Preferred Enterprises”) meeting the criteria of the law. We became subject to the Amendment commencing January 1, 2012. We do not believe that the Amendment has had or will have a material effect on our provision for taxes, as long as we meet all of the criteria mentioned therein. There can be no assurance that we will meet such criteria.

From time to time, the Israeli Government has discussed reducing or eliminating the availability of these benefits and there can be no assurance that the Israeli Government’s support of these benefits will continue. If benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing benefits and are required to refund tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for “Preferred Enterprises,” our business, financial condition and results of operations could be materially adversely affected, including an increase in our provision for income taxes.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business. From time to time, we are subject to income and other tax audits in various jurisdictions, the timings of which are unpredictable. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse effect on our results of operations and financial condition.

If we experience loss of one or more existing customers, we may suffer a decrease in revenues, reputation and profitability.

A significant part of our revenues is derived from maintenance agreements and managed services agreements. We have through the years sold niche solutions to large customers that may decide to unify the various solutions they have into one platform and dismantle niche solutions in the process, ours included, as occurred with respect to a few of our customers in 2011 and 2012. Small services providers may be acquired by larger carriers and replace our solutions with the buyer’s existing billing platform, as occurred with one of our customers in 2010. If one or more customers cease using our solutions or services due to replacements or any other reason, our profitability would be seriously harmed and our business and results of operations would suffer.

Because some of our customers require highly complex implementations and we sell fixed price projects, we may underestimate the effort and time required to implement such projects, resulting in a lower or negative profit margin for such projects and the incurrence of contractual penalties for late performance. This could materially harm our results of operations.

In 2012, we derived 78% of our revenues from the sale of software and related services to telecommunications service providers. As the deal size increases, our projects become more complex and the risk of on-time and on-budget implementation increases. Each such contract includes penalties and potential liability for damages arising from our late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to delays in the build-up of the customer's network infrastructure. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality specifically requested by the customer.

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

Competition in our industry is intense and we expect competition to increase. We compete both with established global billing companies such as Amdocs and Comverse as well as with local billing companies. Some of our competitors have greater financial, technical, sales, marketing and other resources and greater name recognition than we do. Some of our competitors, mainly the ones that focus on specific markets, have a lower cost structure and compete with us on pricing. New competitors may emerge and rapidly acquire significant market share. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressure will not harm our financial results.

Our business may be negatively affected by exchange rate fluctuations.

Although the majority of our revenues are denominated in U.S. dollars, approximately 32% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 42% of our expenses are incurred in Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

Our backlog, revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

•	the timing of orders and/or deliveries for our software may be delayed as customers typically order and/or implement our billing and customer care software only after other vendors have provided the network infrastructure, a process that is subject to delay. It is therefore difficult for us to predict the timing of orders and/or revenue recognition;

•	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

•	potential termination of long-term contracts by our customer due to lack of financing, internal changes or any other reason; and

•	changes in our pricing policies or competitive pricing by our competitors.

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

Because our markets are constantly changing, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of our founder and CEO, Monica Iancu, and other members of senior management. Because the demand for highly qualified senior personnel exceeds the supply of this type of personnel, it will be difficult to replace members of our management if one or more of them were to leave us. If either Mrs. Iancu or other members of the senior management team are unable or unwilling to continue their employment with us, our business will be harmed.

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

The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has fluctuated significantly since our initial public offering in August 2000. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

•	sales of a substantial number of our ordinary shares;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	public announcements concerning us or our competitors;

•	changes in pricing policies by us or our competitors;

•	market conditions in our industry; and

•	the general state of the securities market (particularly the technology sector).

We do not control these matters and any of them may adversely affect our share price. In addition, trading in shares of companies listed on the Nasdaq Global Market in general and trading in shares of technology companies in particular has been subjected to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results. Given the likely volatility that exists for our ordinary shares, sales of a substantial number of our ordinary shares could cause the market price of our ordinary shares to decline.

If we are characterized as a passive foreign investment company, our U.S. shareholders will be subject to adverse tax consequences.

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of our assets, averaged over the year and generally determined based upon value, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a "passive foreign investment company", or PFIC for United States federal income tax purposes. As a result of our cash position and the value of our assets, we may be deemed to be a PFIC for U.S. federal income tax purposes.

If we are characterized as a PFIC, our shareholders who are residents of the United States will be subject to adverse U.S. tax consequences. Our treatment as a PFIC could result in a reduction in the after-tax return to shareholders resident in the United States and may cause a reduction in the value of our shares. If we were to be treated as a PFIC, our shareholders will be required, absent certain elections, to pay an interest charge together with tax calculated at the then prevailing highest tax rates on ordinary income on certain "excess distributions" including any gain on the sale of Ordinary Shares. The consequences of holding shares in a PFIC are described below under "Additional Information - United States Federal Income Tax Consequences - Passive Foreign Investment Companies." Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our Ordinary Shares.

Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may harm our operating results.

We are organized under the laws of the State of Israel and most of our senior management is located in Israel. Accordingly, our operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of the State of Israel in 1948, a condition of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Recent political events in various countries in the Middle East, including Egypt and Syria, have shaken the stability of those countries and could lead to a deterioration in their relations with Israel. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries and trade groups restrict business with Israel and Israeli companies, and additional countries and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

Principal Capital Expenditures

During 2010, 2011 and 2012, the aggregate cash amount of our capital expenditures were $0.2 million, $0.4 million and $0.2 million, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

B. Business Overview

Overview

We develop, manufacture and market real-time and off-line billing and customer care software for various types of communication providers, including traditional wireline and wireless, voice over IP, or VoIP, and broadband IP network operators, WiMAX operators, cable operators, 3G / 4G operators and mobile virtual network operators, or MVNOs.

Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as both prepaid and postpaid payment models in a single platform. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. Postpaid subscribers, including credit-limited and non-limited, retail or business customers, represent the loyal and the higher average revenue per user, or ARPU, market. All services used by a postpaid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. Our billing solution is unique as it is truly convergent and it includes our own integrated real-time mediation product that provides interfaces with IP, Intelligent Networks, or IN, and traditional telecommunication equipment, as well as our own point-of-sale solution.

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

Our Market Opportunity

Billing and Customer Care Industry

Billing and customer care are critical to telecommunications service providers as they enable them to manage customer relations, track and bill for usage, and launch, deploy and charge new services, marketing programs and rate plans. The need for comprehensive billing solutions is driven by the market trend that requires service providers to introduce new services, to be innovative in creating new product offerings and to optimize business processes for maximum efficiency. We provide tier 2 and tier 3 service providers with flexible, easy to deploy, truly convergent and scalable billing solutions.

From time to time, telecommunications service providers initiate searches for billing solutions to replace existing ones in order to offer additional services, reduce costs and improve service. In addition, our existing customers occasionally consider adding new modules that we developed to their existing platform, replacing other vendors or migrating to a newer version with up-to-date technology and enhanced functionality.

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

Converegence

The convergent billing solution in the telecommunications industry enables common management of all users and all services for operators. It includes convergence of payment methods like prepaid and postpaid, as well as access methods and services like fixed telephony, mobile telephony, broadband and TV.

Implementation of convergent solutions has become a key factor to carriers’ success and we encounter opportunities as carriers seek to replace multiple existing solutions with one convergent platform.

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

Our Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

•	Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

•	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

•	Scalability. Our billing solutions are designed to support millions of subscribers and at the same they enable service providers to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware and licenses. Our solutions’ design allows a service provider to expand its infrastructure, business model and subscriber base without the need to replace its billing and customer care software;

•	Improved Time to Market. Our billing solutions are modular, extensible software products, based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and to maintain and increase profitability.

As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers, projects are now generally more complex in nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. We continue to build the professional services team required to support the growth in services offered to customers. Our long-term business model contemplates that licenses, maintenance and services will each represent approximately 30-40% of revenues and gross margins will be around 60%. The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

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

Our Products and Services

Billing and Customer Care Solutions

Our billing solutions include real-time and off-line mediation, provisioning, rating, billing and customer care software for voice, data, video and content services that meet the mission-critical needs of convergent IP, Cable TV, Wireline and Wireless service providers.

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

•	Call Management and Traffic Analysis Reports (CMS module). The CMS module allows service providers to generate reports and graphic analyses of usage activity. These reports contain information regarding peak hours, usage loads to different destinations, the number of sessions per minute for a specific gateway or group of gateways, the duration of sessions and other parameters. These features enable service providers to analyze subscriber behavior and use the information to improve their marketing and business development strategies. In addition, the traffic analyses reports assist service providers in planning the growth and development of their networks;

•	Fraud Detection. Our billing solutions include a fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms. It is easily customized to suit the needs of each service provider and allows a provider to build fraud inquiries based on a defined set of parameters. When these specific parameters are violated, alarms at four different alarm levels may be activated. Different actions may be implemented at each level. For instance, the operator may be alerted to possible fraud via e-mail, fax or audio or visual alarms.

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

We intend to further develop and market these products as the market for Voice over IP systems for enterprises grows.

Professional Services

We provide professional services to our customers, consisting primarily of project management, customization, installations, customer support, training and maintenance services. As our projects become more complex, more customers require customization services to add specialized features to their systems. We also offer enhanced support options, called managed services, which are mainly offered to customers in the United States and are performed from our offices. The managed services include performing day to day billing operational tasks. The managed services contracts are usually for a term of three to five years and are paid on a monthly basis. We also have the ability to implement Software-as-a-Service (SaaS) models in a similar way.

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

Sales and Marketing

Sales

Billing and Customer Care Solutions

We conduct our sales and marketing activities primarily directly as well as through our marketing alliances with network equipment vendors and systems integrators. These marketing allies and resellers provide us with a global extension of our direct sales force. We also engage in joint marketing activities with our allies, including joint responses to requests for proposals. We believe that these relationships also help validate our technology and facilitate broad market acceptance of our software.

Our agreements with our marketing allies, distributors and resellers are non-exclusive, do not contain minimum sales or marketing performance requirements and may be terminated at any time with notice.

Enterprise Software

We conduct our sales and marketing activities primarily directly, by our sales force located in the MIND offices in the United States, the United Kingdom and Israel, as well as through appointed distributors and resellers throughout the world. We engage with our system integrators and PBX equipment vendors for global marketing activities and responses to tenders.

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

•	participating in industry trade shows and special events;

•	conducting ongoing public and press relations programs; and

•	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31, (in thousands of US $)
	2010	2011	2012
The Americas (total)	9,137	9,455	10,882
Sale of Licenses	2,719	1,366	2,174
Services	6,418	8,089	8,708
Asia Pacific and Africa (total)	1,907	1,222	1,038
Sale of Licenses	910	510	405
Services	997	712	633
Europe (total)	7,789	6,685	5,244
Sale of Licenses	2,564	2,565	2,439
Services	5,225	4,120	2,805
Israel (total)	1,053	1,551	3,045
Sale of Licenses	360	713	942
Services	693	838	2,103
Total	19,886	18,913	20,209
Sale of Licenses	6,553	5,154	5,960
Services	13,333	13,759	14,249

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

•	traditional telephony providers, such as Moldtelecom, and SMTC;

•	wireless telephony providers, such as KDDI America, Inc., Mobi PCS, Inc., and Revol;

•	cable providers that also offer voice services, such as Megacable and EastLink;

•	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Telecommunications Ltd; and

•	MVNOs, such as Viaero and Alon Cellular.

Enterprise Software

Our enterprise software has been installed on about 20,000 switches around the world, for customers that include international banking firms, global technology leaders, government agencies and other small to very large organizations.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong. We compete with many local companies and worldwide companies such as Amdocs and Comverse.

We believe that our competitive advantage is based on:

•	our ability to rapidly deploy a complete turn-key product based solution;

•	our truly convergent platform using one database and one product catalog for both prepaid and postpaid subscribers;

•	our solutions’ functionality, which includes billing, customer care, point-of-sale, mediation, provisioning, online charging for multiple services and interconnect reporting;

•	our proven platform and our many years of wireless and IP experience to satisfy customer requirements; and

•	our flexibility to meet customer requirements in a short time frame.

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

Enterprise Software

Our competitors in the market for enterprise software products are mainly local companies. To compete effectively, companies must be able to offer adequate technical support and ongoing product development and customization services. In addition, multinational companies prefer call accounting systems that can be installed at their various offices throughout the world, and therefore require call accounting products that are multilingual and support the local telecommunication requirements. The principal factors upon which we compete are scalability, ease of use, being certified by major IP switch vendors and the multi-lingual and multi-currency nature of our system.

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

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 15,000 square feet at our Yoqneam headquarters. We also lease approximately 2,100 square feet of office space in Silver Spring, Maryland and approximately 32,000 square feet in Iasi, Romania. The office in Maryland is used primarily for supporting our customers in the United States, while the office in Iasi is used primarily for software development and for customer support. The office in Maryland is the group’s headquarters in the Americas.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item5.	Operating and Financial Review and Prospects

The following discussion of our results of operations should be read together with our audited consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. In 2012, 78% of our revenues were derived from providing our billing and customer care software and 22% were derived from providing our enterprise software. In 2012, license fees represented 29% of our revenues and services represented 71%. In 2010 and 2011 no customer accounted for 10% or more of our total revenues. In 2012, one customer accounted for approximately 11% of total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

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

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board of directors updated this policy slightly. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally, the board approved dividend distributions in 2003, 2007, 2008, 2009, 2010 and 2011 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings, which court approvals were received. Since 2003, we have distributed aggregate cash dividends of approximately $2.85 per share to our shareholders. The amount per share that we distributed in 2010, 2011 and 2012 was $0.20, $0.32, $0.24, respectively, and $0.24 per share in 2013. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

In September 2008, our board of directors authorized a plan for the repurchase of up to 2,100,000 of our ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, we had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, our board of directors authorized additional repurchase transactions of our shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. Under these plans, we purchased an aggregate amount of 3,165,092 ordinary shares at a total purchase price of $2.8 million.

In November 2009, our board of directors authorized an additional plan for the repurchase of our shares in an amount of up to $1.8 million. In March 2010, we received Israeli court approval for this plan. . In August 2012, our board of directors approved to reactivate this repurchase plan, but no shares have been purchased under this plan to date.

Revenues. We are paid license fees by our customers for the right to use our products, based on (1) traffic volume, which is measured by factors such as minutes per month and number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services and managed services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a percentage of the solution fee and are paid annually, quarterly or monthly. Fees for managed services are primarily based on the number of subscribers or customers business volume and are paid monthly.

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

Cost of Revenues. The cost of revenues consists primarily of direct labor costs and overhead expenses related to software installation and maintenance. Cost of revenues also includes, among other things, software license fees to third parties, primarily Oracle, hardware, travel expenses, packaging and shipping costs.

Research and Development Expenses. Our research and development expenses consist primarily of compensation, overhead and related costs for research and development personnel and depreciation of testing and other equipment. Research and development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between “technological feasibility” and product release, no software development costs have been capitalized. We expect to continue to make investments in research and development.

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

Financial Income (Expenses), Net. Our financial income (expenses), net consists mainly of interest earned on bank deposits and short-term investments, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into U.S. dollars, net of financing costs, and bank charges.

Taxes on Income. See "—Corporate Tax Rate" below.

A.	Operating Results

The following discussion of our results of operations for 2010, 2011 and 2012, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, contained in Item 18:

	Years ended December 31, (% of revenues)
	2010	2011	2012
Revenues	100.0%	100.0%	100.0%
Cost of revenues	31.0	34.2	38.9
Gross profit	69.0	65.8	61.1
Research and development expenses	20.4	24.7	23.0
Selling, general and administrative expenses:
Selling and marketing expenses	10.7	10.6	7.5
General and administrative expenses	7.8	9.7	9.0
Impairment of goodwill and intangible asset	5.0	-	-
Operating income	25.1	20.8	21.6
Financial income (expenses) – net	0.2	0.9	1.5
Income before taxes on income	25.3	21.7	23.1
Income tax expense (benefit)	0.9	(1.0)	1.9
Net income	24.4	22.7	21.2

Comparison of 2010, 2011 and 2012

Revenues

	Years ended December 31,
	($ in millions)			% Change	% Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
License sales	6.6	5.1	6.0	(22.7)	17.6
Professional services	13.3	13.8	14.2	3.8	2.9
Total revenues	19.9	18.9	20.2	(5.0)	6.9

Revenues in 2011 decreased in comparison to 2010 by 5.0%. The decrease was primarily attributed to the decrease of approximately $0.8 million in the revenues of Mind Software Limited (formerly known as Omni) due to the loss of service bureau customers. Revenues in 2012 increased in comparison to 2011 by 6.9%. The increase was primarily attributed to four new deals signed in 2011 for which the revenues were recognized mainly in 2012, offset by the discontinuation of one significant and some other maintenance agreements during 2012. Revenues from our billing and customer care product solutions for service providers decreased from $15.7 million in 2010 to $14.8 million in 2011 and increased to $15.7 million in 2012 for similar reasons to the changes in total revenues.

Revenues from our enterprise products slightly decreased from $4.2 million in 2010 to $4.1 million in 2011. The decrease was caused by the fact that 2010 revenue was uniquely high (because of the recognition of one large deal which was signed in 2009). Revenues from our enterprise products increased from $4.1 million in 2011 to $4.5 million in 2012. The increase was primarily attributed to increased maintenance fees received from our existing large customers and our resellers and a few new above average size wins.

Revenues from professional services increased from $13.3 million in 2010 to $13.8 million in 2011 and further increased to $14.2 million in 2012. As our projects are of a larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. As a result, fees from professional services have increased. We expect this trend to continue.

The following table presents the geographic distribution of our revenues:

	Years ended December 31, (% of revenues)
	2010	2011	2012
The Americas	45.9	50.0	53.8
Asia Pacific and Africa	9.6	6.5	5.1
Europe	39.2	35.3	26.0
Israel	5.3	8.2	15.1
Total	100.0%	100.0%	100.0%

Our sales in the Americas as a percentage of revenues increased from 45.9% in 2010 to 50.0% in 2011 and further increased to 53.8% in 2012, mainly due to our focus on solutions and sales in this region that materialized in new wins we had in the United States since 2009 and also due to the reduction in sales in Europe, where the general economy was depressed these last years. Our sales in Europe as a percentage of revenues decreased from 39.2% in 2010 to 35.3% in 2011 and further decreased to 26.0% in 2012 mainly due to loss of service bureau customers that were clients of our U.K. subsidiary and loss of maintenance agreements which were not renewed in 2012. Our sales in Israel as a percentage of revenues increased from 5.3% in 2010 to 8.2% in 2011, mainly due to our first win of a billing project in Israel; until 2011, our revenues in Israel were derived from our enterprise solutions only. Our sales in Israel as a percentage of revenues increased from 8.2% in 2011 to 15.1% in 2012 mainly due to our second win of a billing project for an MVNO in Israel; we do not expect this trend to continue.

Cost of Revenues

	Years ended December 31,
	($ in millions)			% Change	% Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
Cost of sales of licenses	0.5	0.4	0.9	(20.0)	125.0
Cost of services	5.7	6.1	7.0	7.0	14.8
Total cost of revenues	6.2	6.5	7.9	4.8	21.5

The increase in total cost of revenues in 2011 by $0.3 million compared with 2010 was due to an increase in cost of services by $0.4 million, mainly due to an increase in labor related costs, offset by the decrease in cost of licenses by $0.1 million that occurred due to the decrease in revenue from licenses. The increase in total cost of revenues in 2012 by $1.4 million compared with 2011 was mainly due to an increase in purchases of equipment and licenses for implementations recognized in 2012 by $1.0 million and increases in labor related costs and travel expenses.

Gross profit as a percentage of revenues decreased from 69.0% in 2010 to 65.8% in 2011 and further decreased to 61.1% in 2012. The decrease in 2011 compared to 2010 was due to the above-mentioned loss of service bureau customers (supported with relatively low cost of revenues) and a deduction from revenues of stock-based compensation granted to a new customer. The decrease in 2012 compared to 2011 was mainly due to termination of maintenance agreements that were supported with relatively low cost of revenues and to some lower margin deals that we implemented mainly in 2012. We expect gross margins to decrease even further as we perform significantly more professional services for our existing customer base.

Operating Expenses

	Years ended December 31,
	($ in millions)			% Change	% Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
Research and development	4.0	4.7	4.7	17.5	-
Selling and marketing	2.1	2.0	1.5	(4.8)	(25.0)
General and administrative	1.6	1.8	1.8	12.5	-
Impairment of goodwill and another intangible asset	1.0	-	-	NA	NA
Total operating expenses	8.7	8.5	8.0	(2.3)	(5.9)

Research and Development. We have made substantial investment in research and development to maintain our advanced technology and add functionality to our products. The increase in our research and development expenses by 17.5% in 2011, compared to 2010, was primarily due to the increase in research and development related payroll expenses. The increase in payroll reflects the increase in the average salary, mainly in Romania, expansion in R&D personnel required to improve and expand our product offering, and the devaluation of the U.S. dollar in relation to the NIS or the Euro. Although there was no change in research and development expenses in 2012 compared to 2011, there was a further increase in the average salary in Romania, offset by the decrease in R&D headcount and the increase in customization services. We expect a further decrease in personnel headcount required to expand our product offering and at the same time a significant increase in adaptation and customization services performed by our software engineers. Also, we expect cost of employment to be significantly higher in the future, as the global need for software engineers constantly grows and more European companies adopt near-shore outsourcing. Research and development expenses as a percentage of revenues increased from 20.4% in 2010 to 24.7% in 2011 as the result of the above-mentioned decrease in our revenues and the increase in the research and development expenses. Research and development expenses as a percentage of revenues decreased from 24.7% in 2011 to 23.0% in 2012 as engineering efforts are allocated more to customizations for new and existing customers.

Selling and Marketing Expenses. Selling and marketing expenses slightly decreased from $2.1 million in 2010 to $2.0 million in 2011 mainly due to a decrease of approximately $100,000 in amortization of intangible assets. Selling and marketing expenses decreased from $2.0 million in 2011 to $1.5 million in 2012 mainly due to a decrease in the cost attributable to payroll and related expenses of our employees engaged in selling and marketing resulting from a decrease in the total number of employees engaged in selling and marketing and a decrease in commission expenses. Selling and marketing expenses as a percentage of revenues stayed almost flat from 10.7% in 2010 to 10.6% in 2011 as both revenues and selling and marketing expenses decreased. Selling and marketing expenses as a percentage of revenues decreased from 10.6% in 2011 to 7.5% in 2012 mainly due to timing of commission payments and related revenue recognition.

General and Administrative Expenses. General and administrative expenses increased from $1.6 million in 2010 to $1.8 million in 2011. This increase reflects the singularity of the low expense in 2010, mainly as a result of the successful collection of one customer's bad debt in 2010, resulting in a one-time reduction of general and administrative expenses. General and administrative expenses remained almost the same in 2012 compared to 2011.

Impairment of Goodwill and another Intangible Asset. According to the impairment tests performed in 2010, we decided to write off the remaining balances of the goodwill and other intangible assets related to the Omni acquisition and recorded impairment charges of approximately $1.0 million. No impairment of goodwill was required following the impairment test performed during the years 2011 and 2012.

Financial Income (Expenses). In 2010, financial income consisted of interest income incurred mainly on short-term bank deposits in the amount of $94,000, offset by negative currency exchange rate fluctuations and bank charges in the amount of $45,000. In 2011, financial income consisted of interest income incurred mainly on short-term bank deposits and available for sale securities in the amount of approximately $311,000, offset by negative currency exchange rate fluctuations, bank charges and realized loss on sale of available for sale securities in the amount of approximately $140,000. In 2012, financial income consisted of interest income incurred mainly on short-term bank deposits and available for sale securities and positive currency exchange rate fluctuations in the amount of approximately $330,000, offset by bank charges and a realized loss on the sale of available for sale securities in the amount of approximately $32,000.

Income Tax Expense (Benefit). Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included within our consolidated balance sheet. In 2010 we recorded income tax expenses in the amount of $188,000, which are comprised of current tax expenses. In 2011 we had an income tax benefit of $185,000 due to an increase of deferred income taxes of $277,000, offset by current taxes on income of $92,000. The deferred tax asset represents expenses that were already recognized for accounting purposes but will be recognized for tax purposes only in future years. In 2012 our income tax expenses in the amount of $392,000 included deferred tax expenses in the amount of $138,000.

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained in Item 18. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2012, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2012 the fair value of the reporting unit - Sentori exceeded its carrying value by approximately 40%.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in note 1 to the consolidated financial statements.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2012 the majority of our revenues were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

Impact of Foreign Currency Fluctuations on Results of Operations

The U.S. dollar cost of our operations may be significantly influenced by currency fluctuations.

The weakening of the U.S. dollar in global markets will have a negative effect on our profitability as we receive payment in U.S. dollars for most of our sales while we incur a significant portion of our expenses, principally salaries and related personnel expenses, in NIS and Euro.

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

Any increase in the value of the NIS and / or Euro in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our expenses. Because exchange rates between the NIS and Euro to the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B.	Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing, the first in 1997 (with a follow-on in 1999) and the second in 2000 and our initial public offering in 2000, which raised total net proceeds in the amount of $44.3 million.

As of December 31, 2012, we had approximately $13.3 million in cash and cash equivalents, and our working capital was $17.2 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are nominated in U.S. dollars.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2010 was $6.3 million, attributable to our net income of $4.9 million, non-cash related items, net, in the amount of $1.8 million, and to a net increase in operating assets and liabilities items in the amount of $0.4 million. Net cash provided by operating activities in 2011 was $4.4 million, attributable to our net income of $4.3 million, non-cash related items, net, in the amount of $0.4 million, and to a net increase in operating assets and liabilities items in the amount of $0.3 million. Net cash provided by operating activities in 2012 was $4.9 million, attributable to our net income of $4.3 million and non-cash related items, net, in the amount of $0.6 million.

The decrease in net cash provided by operating activities of $1.9 million from 2010 to 2011 reflects mainly a decrease in our net income of $0.6 million, a decrease in impairments of goodwill and intangible assets of $1.0 million and a decrease in depreciation and amortization of $0.3 million compared to 2010. The increase in net cash provided by operating activities of $0.6 million from 2011 to 2012 reflects mainly an increase in deferred income taxes, net of approximately $0.4 million (expenses of $138,000 in 2012 compared to income of $277,000 in 2011) and changes in several operating asset and liability items of $0.2 million.

Net Operating Working Capital

As of December 31, 2011, the net operating working capital was $17.0 million compared with $18.1 million as of December 31, 2010. The decrease of $1.1 million was mainly due to a decrease in cash and cash equivalents and other short term investments in the amount of $1.9 million, offset by an increase of $0.9 million in deferred cost of revenues. As of December 31, 2012, the net operating working capital was $17.2 million compared with $17.0 million as of December 31, 2011. The increase of $0.2 million is comprised of an increase in cash and cash equivalents and other short term investments in the amount of $0.3 million and decreases of $1.0 million in accounts receivables and $0.5 million in prepaid expenses, while accounts payables decreased by $0.7 million and deferred revenues decreased by $0.7 million.

Cash Deposits

As of December 31, 2012, we had approximately $5.6 million in bank deposits with maturities of between three and twelve months.

Net Cash Provided by/Used in Investing Activities. In 2010, our principal investment activities were the increase of our investments in short-term bank deposits by $0.7 million and the use of $0.2 million for capital expenditures. In 2011, we increased our investments in short-term bank deposits by $1.4 million and used $0.4 million for capital expenditures. In addition, in 2011, we purchased security bonds in the amount of $2.5 million and we received $1.4 million from selling a portion of them. In 2012, we increased our investments in short-term bank deposits by $1.3 million, we used $0.2 million for capital expenditures and we received $0.4 million from selling the short-term available for sale securities.

Net Cash Provided by/Used in Financing Activities. In 2010, our financing activities used $3.6 million due to a cash dividend of $3.7 million, offset by $0.1 million in proceeds from the exercise of employee stock options. In 2011, our financing activities used $5.6 million due to a cash dividend of $6.0 million, offset by $0.4 million in proceeds from the exercise of employee stock options. In 2012, our financing activities used $4.5 million due to a cash dividend of $4.5 million.

Capital Expenditures. In 2010, the aggregate cash amount of our capital expenditures was $0.2 million, in 2011 it was $0.4 million and in 2012 it was $0.2 million. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of approximately $2.85 per share to our shareholders including $0.20 per share in 2010, $0.32 per share in 2011, $0.24 per share in 2012 and $0.24 per share in 2013. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

Share Repurchase. As of December 31, 2012, we have repurchased an aggregate amount of 3,165,092 ordinary shares, for a total consideration of approximately $2.8 million. As of August 1, 2012, we have the authority to use additional $1.8 million for share repurchases.

C.	Research and Development, Patents and Licenses, etc.

We believe that investment in research and development is essential for maintaining and expanding our technological expertise in the market for billing and customer care software and to our strategy of being a leading provider of new and innovative convergent billing products. Our customers provide significant feedback for product development and innovation.

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

We invested in research and development $4.0 million or 20.4% of revenues in 2010, $4.7 million or 24.7% of revenues in 2011 and $4.6 million or 23.0% of revenues in 2012. We expect the cost of research and development percentage of revenue to slightly decrease in the long term.

Our engineering department comprised approximately 233 employees at the end of 2012.

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Operating Lease Obligations	$1,336,000	$577,000	$759,000	0	0
Purchase Obligations	0	0	0	0	0
Total	$1,336,000	$577,000	$759,000	0	0

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position

Monica Iancu	55	President and Chief Executive Officer, Director
Aviram Cohen	36	Chief Financial Officer
Doron Segal	48	Vice President – Engineering and Chief Technology Officer
Tal Shain	45	Vice President – Professional Services
Shoval Cohen Nissan	38	IT Director
Danny Engle	44	Vice President – Sales for North America
Mihail Rotenberg	61	Chairman of the Board
Amnon Neubach	69	Director
Menahem Shalgi	63	Director
Rimon Ben – Shaoul	68	Director

The background of each of our directors and executive officers is as follows:

Monica Iancu. Mrs. Iancu founded MIND and has been President and Chief Executive Officer of our company since inception and, until April 6, 2012, also served as the Chairperson. Mrs. Iancu holds a B.Sc. degree in Computer Science and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

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

Shoval Cohen Nissan. Mr. Cohen Nissan joined MIND as IT Manager in December 1998. Mr. Cohen Nissan leads the planning and management of the supporting infrastructure company-wide and the implementation of network security at the corporate level. He also acts as Purchasing Manager for our internal needs and customer solutions. Mr. Cohen Nissan holds a Practical Engineering degree from Braude College.

Danny Engle. Mr. Engle is Vice President of North American Sales for MIND Software Inc. (formerly Sentori Inc.). Mr. Engle joined Sentori in 2003 as Director of Sales, and in 2005 was promoted to Sentori’s Vice President of North American Sales. Mr. Engle is responsible for Sales, Customer Account Management and Partner Relationship Management. Prior to joining Sentori, Mr. Engle was District Manager at Siebel Systems, a leading CRM solutions provider. Mr. Engle holds a B.S. degree in Business Administration from the University of Texas.

Mihail Rotenberg. Mr. Rotenberg has served as a director of our company since May 2008 and as our Chairman since May 2012. He is the founder of BreezeCOM Ltd., which merged to become Alvarion Ltd., a wireless broadband pioneer and the leading provider of WiMAX. Mr. Rotenberg served as the Chief Executive Officer of BreezeCOM from 1993 to 2000. From 2000 to 2005, Mr. Rotenberg served as President and CEO of Accessnet SA, a wireless internet service provider in Romania, which was sold in 2005 to Clearwire Inc. Mr. Rotenberg holds a Ph.D. degree from Polytechnic University, Bucharest, Romania.

Amnon Neubach. Mr. Neubach has served as an external director of our company since February 2001. From 2001 to 2003, Mr. Neubach served as Chairman of the Board of Pelephone Communications Ltd. Mr. Neubach served as an economic consultant to several companies in the private sector since 1997.  Currently Mr. Neubach serves as a director of Leumi Card Ltd., Direct Insurance Ltd and Athlone Ltd. Mr. Neubach also serves as a director on the boards of various privately held companies and is the Chairman of Danpal Ltd and Gatton holdings. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

Menahem Shalgi. Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi joined Amdocs in 1985 and served at Amdocs Ltd. (NYSE:DOX) as Vice President of Business Development and M&A from 1998 to 2003. Mr. Shalgi serves as an external director of Click Software Inc. since July 2010 and as the chairman of Afterdox Ltd., an investment house in Israel. In addition, Mr. Shalgi served as a director in Pilat Media PLC in the UK from 2006 until mid-2009. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Sciences from Weizmann Institute for Science.

Rimon Ben-Shaoul. Mr. Ben-Shaoul has served as one of our directors since 2010 and from 2002 to 2008. Mr. Ben-Shaoul served as the CEO of Polar Communications Ltd. from 2004 to February 2013 and serves as the Chairman of T.A.T. Technologies Ltd. and of Grand Automotive Ltd. Mr. Ben-Shaoul has served as a director of NICE Systems Ltd. since 2001 and also serves as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University

To the best of our knowledge, there are no family relationships between any of the directors or members of senior management named above. To the best of our knowledge, there is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2012 was approximately $1.4 million, including approximately $85,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2012, we granted to our executive officers under our 2011 share incentive plan options to purchase 6,000 ordinary shares at an exercise price of $2.41 per share, which expire in 2017.

On May 15, 2011, our board of directors resolved that each of our external directors will be entitled to receive an annual fee of NIS 53,500 (approximately $15,000) and a participation fee of NIS 2,820 (approximately $800) per meeting. On September 27, 2011, the same payment to each non-executive director was approved by our shareholders, and in addition our shareholders approved that the remuneration of those external directors who will be classified by the board as expert external directors will be 20% more than the remuneration of the ordinary external directors.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2013, Class II in 2014 and Class III in 2015. Monica Iancu is a member of Class I, Mihail Rotenberg is a member of Class II and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors, including all of the external directors. The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director. Our audit committee consists of all our external directors.

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

Our audit committee also serves as (i) our compensation committee, as described below, and (ii) our nominations committee, authorized to recommend all director nominees for the selection of the board of directors, provided that no such recommendation is required in cases, if any, where the right to nominate a director legally belongs to a third party. In its capacity as our compensation committee, the audit committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our office holders. Under a recent amendment to the Companies Law, our compensation committee is required to propose for shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the compensation policy and examine its implementation and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors.

All the members of our audit committee are “independent directors” under the Nasdaq rules and meet the additional qualifications for membership on an audit committee and a compensation committee under applicable law.

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

Office Holder Compensation

In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company, in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. The shareholder approval of compensation terms must be by a majority of the shares voted on the matter, provided that either:

•	at least a majority of the shares of shareholders who are not controlling shareholders and who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

•	the shareholders who are not controlling shareholders and who have no personal interest in the transaction, who vote against the transaction, do not represent more than two percent of the voting rights in the company.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (other than compensation matters, which are discussed above under "Office Holder Compensation"), require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. Except under specific circumstances, such a transaction need to be re-approved in accordance with the foregoing procedure once in every three years. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2010	2011	2012
Approximate numbers of employees by geographic location
Israel	58	55	54
Romania	238	256	279
United States	13	6	5
United Kingdom	2	2	1
Total workforce	311	319	339
Approximate numbers of employees by category of activity
General and administration	14	14	15
Research and development	202	212	233
Professional services and customer support	80	80	81
Sales and marketing	15	13	10
Total workforce	311	319	339

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, pension plans and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute amount to approximately 18.5% of wages, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 5.0% of his or her base salary and we contribute 13.3% or 13.8%. Each employee who agrees to participate in the Pension Fund contributes 5.0% or 7.0% of his or her base salary and we contribute 13.3% or 15.8%. Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes up to 2.5% of base salary and we contribute up to 7.5%.

Furthermore, by order of the Israeli Ministry of Industry, Trade and Labor, all employers and employees are subject to provisions of collective bargaining agreements between the Histadrut, Federation of Labor, and the Coordination Bureau of Economic Organizations in Israel. These provisions principally concern cost of living increases, recreation pay, commuting expenses and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages and our relationships with our employees are good.

E.	Share Ownership

As of April 1, 2013, Monica Iancu beneficially owned 3,854,000, or 20.4%, of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

We have established stock option plans to provide for the issuance of options to our directors, officers and employees. As these plans expired on December 31, 2010, a new share incentive plan was adopted by our shareholders at our 2011 annual general meeting (the “2011 Share Incentive Plan”). Under the 2011 Share Incentive Plan, our ordinary shares and/or options to purchase our ordinary shares may be issued from time to time to our directors, officers, employees, consultants and contractors at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. Unless otherwise is determined by our Board, any award granted under the 2011 Share Incentive Plan will have a four-year vesting schedule, such that 50% of the award will vest on the second anniversary of the commencement date and 25% of the award will vest on each of the third and fourth anniversaries of the commencement date, and the exercise price will be equal to the average closing price per share of our ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such award. The total pool of shares reserved for the 2011 Share Incentive Plan permits the issuance of shares and/or options to acquire up to 1,800,000 ordinary shares.

As of April 1, 2013, options to purchase 472,000 ordinary shares were outstanding and options for 1,435,790 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options.

On February 22, 2011, Monica Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on NASDAQ up to 2,800,000 ordinary shares held by her pursuant to the guidelines set forth therein.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2013, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,854,000	(2)	20.4%
Renaissance Technologies LLC	1,206,600	(3)	6.4%

_________________________

(1)	Based on 18,884,918 ordinary shares outstanding on April 1, 2013.
(2)	Based on a Schedule 13G/A filed with the SEC on May 4, 2011.
(3)	Based on a Schedule 13G filed with the SEC on February 12, 2013.

On April 22, 2010, Lloyd I. Miller, III, reported beneficial ownership of 1,721,062 ordinary shares, representing 9.3% of our outstanding shares. On February 9, 2011, Lloyd I. Miller, III, reported beneficial ownership of 1,526,562 ordinary shares, representing 8.3% of our outstanding shares. On May 16, 2011, he reported that he has ceased to be the beneficial owner of more than 5% of our outstanding shares.

On February 11, 2011, The PNC Financial Services Group, Inc. and its affiliates reported beneficial ownership of 1,041,045 ordinary shares, representing 5.6% of our outstanding shares. On September 9, 2011, they reported that they have ceased to be the beneficial owners of more than 5% of our outstanding shares.

As of April 1, 2013, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 14,957,546 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Export Sales

We conduct our sales activities primarily directly, by our sales force located in the MIND offices in the United States, the United Kingdom and Israel. For information regarding our revenues by geographic market, see Item 5 — “Operating and Financial Review and Prospects.”

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Policy

Our dividend policy was adopted in 2003, and in October 2010 our board of directors updated this policy slightly. The original policy called for us to distribute a cash dividend once in each calendar year, in the amount of our net income from the previous year. This policy commenced in 2004 with respect to our net income for 2003. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Global Market under the symbol MNDO since August 8, 2000. They were also listed on the Tel Aviv Stock Exchange, under the symbol MIND, from July 11, 2002 until February 7, 2010, when they were delisted at our request.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Nasdaq Global Market. The table contains actual prices in U.S. dollars, without adjustment for dividends paid on our ordinary shares.

Period	High	Low
Last six months:
March 2013	2.26	1.86
February 2013	2.20	2.12
January 2013	2.24	1.98
December 2012	2.04	1.96
November 2012	2.13	1.89
October 2012	2.00	1.91

Last nine quarters:
Q1 2013	2.26	1.86
Q4 2012	2.13	1.89
Q3 2012	1.94	1.65
Q2 2012	1.92	1.64
Q1 2012	2.76	1.80
Q4 2011	2.16	1.70
Q3 2011	2.85	1.66
Q2 2011	3.50	2.54
Q1 2011	3.40	2.45

Last five years:
2012	2.76	1.64
2011	3.50	1.66
2010	2.60	0.95
2009	1.74	0.59
2008	2.39	0.63

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 25% for the 2012 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

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

Our Approved and Preferred Enterprises

Most of our manufacturing facilities in Yoqneam have been granted the status of Approved Enterprise. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired at the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and expired at the end of 2009.

During 2011 we decided to implement the new legislation amending the Investment Law, while waiving future benefits provided from the Approved Enterprise program under the Investment Law (see more details hereinafter). The introduction of our Preferred Enterprise program from 2012 lowered our effective tax rate for year 2012 and the withholding tax rate on the dividend distributed in April 2013. The effects on any future tax rates are unpredictable.

Further information with regard to our Approved and Preferred Enterprise programs can be found in Item 3, “Risk Factors” under the caption “We currently benefit from local tax benefits that may be discontinued or reduced” and in Note 8 of our Consolidated Financial Statements under the caption “Taxes on Income.”

Dividends Taxation

When dividends are distributed from the Preferred Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. Further information with regard to taxation of dividends can be found in Note 8 of our Consolidated Financial Statements under the caption “Taxes on Income.”

We paid dividends to our shareholders in the amounts of $4.5 million, $6.0 million and $3.7 million during 2012, 2011 and 2010, respectively. Since at the time of 2010 and 2011 distributions we had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law. In April 2013 we distributed to our shareholders approximately $4.5 million and tax was withheld at a rate of approximately 19%, as a result of a weighted combination of the applicable tax rates.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•	A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

•	A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•	A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Residents of Israel

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

Dividend Taxation

Income Taxes on Dividends Distributed by the Company to Israeli Residents

As of January 1, 2012, the distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under a Preferred Enterprise tax status of the Company, to both individuals and corporations, is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the company when the dividend is paid).

In addition, if an Individual Israeli shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the dividend (not source from Preferred Enterprise income) will be 30%.

For information with respect to the applicability of High Income Tax on distribution of dividends, see "Capital Gains Tax on Sales of Our Ordinary Shares - Taxation of Israeli Residents".

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Approved Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 25%-30% as of January 1, 2012. The portion of dividends paid out of profits earned under a Preferred Enterprise tax status of the Company is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the company when the dividend is paid).

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

Otherwise, the usual rates apply.

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a "U.S. Holder" arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a "U.S. Holder" is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder's particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or "financial services entity"; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies" below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 20%. For this purpose, "qualified dividend income" means, inter alia , dividends received from a "qualified foreign corporation." A "qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as "investment income" pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under "Israeli Taxation Considerations - Taxation of Our Shareholders - Dividends.") Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual's gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the Ordinary Shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the Ordinary Shares in an arrangement in which the U.S. Holder's reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's tax basis in the sold Ordinary Shares and the amount realized on the disposition of such Ordinary Shares (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder's total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder's holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•            75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the "Income Test"); or

•            At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the "Asset Test").

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a "QEF election", or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Ordinary Shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder's pro rata share of our ordinary earnings as ordinary income and such U.S. Holder's pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder's adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (at a rate of 28%) with respect to cash dividends and proceeds from a disposition of Ordinary Shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the "HIRE Act"), some payments made to "foreign financial institutions" in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See "Non-U.S. Holders of Ordinary Shares."

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to "foreign financial institutions" and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

F.	Dividends and paying agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov, and on our website at http://www.mindcti.com.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2012.

Currency	Current Monetary Assets (Liabilities)-net
(In US $ thousands)
NIS	759
Euro	550
Romanian Ron	(154)
Other non-dollar currencies	1,560
2,715

Our annual expenses paid in NIS are approximately $5.2 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $52,000 for the year ended December 31, 2012.

As of December 31, 2012, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.             Description of Securities Other Than Equity Securities

None.

PART II

Item 13.             Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.              Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.             Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2012 and concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2012 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.             Audit Committee Financial Expert

Our board of directors has designated Mr. Amnon Neubach as our “audit committee financial expert” as defined by the SEC rules. Mr. Neubach qualifies as an "independent director" under the Nasdaq rules.

Item 16B.             Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive and financial officers. The Code of Ethics is publicly available on our website at www.mindcti.com. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of this code to our chief executive officer, principal financial officer, principal accounting officer or controller, we will either disclose the nature of such amendment or waiver on our website or in our annual report on Form 20-F.

Item 16C.             Principal Accountant Fees and Services

In the annual meeting held on April 10, 2012, our shareholders re-appointed Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as our independent auditor until the close of the following year’s annual general meeting. Bightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2011	2012
Audit Fees	$75,300	$77,530

Audit-Related Fees	0	0

Tax Fees	0	$7,172

Total	$75,300	$84,702

Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.             Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

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

Item 16H.             Mine Safety Disclosure

Not Applicable.

PART III

Item 17.               Financial Statements

Not applicable.

Item 18.               Financial Statements

See pages F-1 through F-26 of this annual report attached hereto.

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2012

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2012

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	F-3
Statements of operations	F-4
Statements of comprehensive income	F-5
Statements of changes in shareholders’ equity	F-6
Statements of cash flows	F-7
Notes to financial statements	F-8-26

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MIND C.T.I.

We have audited the accompanying consolidated balance sheets of MIND C.T.I. ("the Company") and its subsidiaries as of December 31, 2012 and 2011 and the consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel April 18, 2013

MIND C.T.I. LTD

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 1 2	2 0 1 1
	Note	U.S. $ in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	9a	$13,310	$13,866
Short term bank deposits		5,567	4,275
Available for sale securities	2	-	409
Accounts receivable, net	9b
Trade		850	1,763
Other		159	271
Prepaid expenses		95	51
Deferred cost of revenues		584	1,056
Deferred taxes	8d	124	192
Inventory		13	29
Total current assets		20,702	21,912

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	2	504	473
Severance pay fund	5	1,399	1,213
Deferred cost of revenues		-	28
Deferred taxes	8d	15	85
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3	681	880
GOODWILL	4	5,430	5,430
Total assets		$28,731	$30,021

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$113	$749
Other	9c	1,151	1,214
Deferred revenues		2,259	2,950
Total current liabilities		3,523	4,913

LONG TERM LIABILITIES:
Deferred revenues		487	633
Employees' rights upon retirement	5	1,615	1,456
Total liabilities		5,625	7,002

SHAREHOLDERS’ EQUITY:	7
Share capital		54	54
Additional paid-in capital		30,138	30,058
Accumulated other comprehensive income		17	(70)
Differences from translation of foreign currency financial statements of a subsidiary		(1,043)	(1,149)
Treasury shares		(2,360)	(2,401)
Accumulated deficit		(3,700)	(3,473)
Total shareholders’ equity		23,106	23,019

Total liabilities and shareholders’ equity		$28,731	$30,021

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2 0 1 2	2 0 1 1	2 0 1 0
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$5,960	$5,154	$6,553
Services		14,249	13,759	13,333
		20,209	18,913	19,886
COST OF REVENUES
Cost of sales of licenses		853	398	443
Cost of services		6,999	6,078	5,724
		7,852	6,476	6,167

GROSS PROFIT		12,357	12,437	13,719

RESEARCH AND DEVELOPMENT EXPENSES	10b	4,643	4,673	4,057

SELLING AND MARKETING EXPENSES	10c	1,524	1,995	2,119

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,818	1,834	1,555

IMPAIRMENT OF GOODWILL	4	-	-	586

IMPAIRMENT OF INTANGIBLE ASSETS	10e	-	-	407

OPERATING INCOME		4,372	3,935	4,995

FINANCIAL INCOME - net	10f	298	171	49

INCOME BEFORE TAXES ON INCOME		4,670	4,106	5,044
INCOME TAX EXPENSE (BENEFIT)	8e	392	(185)	188

NET INCOME FOR THE YEAR		$4,278	$4,291	$4,856

EARNINGS PER ORDINARY SHARE -	10g
Basic and diluted		$0.23	$0.23	$0.26

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS
PER ORDINARY SHARE - IN THOUSANDS	10g

Basic		18,767	18,679	18,467

Diluted		18,846	18,803	18,613

The accompanying notes are an integral part of the financial statements.

F-4

MIND C.T.I. LTD.

COMPREHENSIVE INCOME

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Comprehensive Income
Net Income	$4,278	$4,291	$4,856

Other Comprehensive Income (Loss)
Currency translation adjustments	106	(9)	(88)
Unrealized gain (loss) from available-for-sale securities	87	(70)	-
Total Other Comprehensive Income (Loss)	193	(79)	(88)

Total Comprehensive Income	$4,471	$4,212	$4,768

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	Outstanding		paid-in	comprehensive	Accumulated	Treasury
	of shares	Amount	capital	Income (loss)	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2010	18,429	$54	$39,105	$(1,052)	$(12,620)	$(2,800)	$22,687
CHANGES DURING 2010:
Comprehensive income (loss)	-	-	-	(88)	4,856	-	4,768
Dividend paid (Note 7c)	-	-	(3,686)	-	-	-	(3,686)
Employees share based compensation expenses	-	-	139	-	-	-	139
Employee stock options exercised	66	*	75	-	-	-	75
BALANCE AS OF DECEMBER 31, 2010	18,495	54	35,633	(1,140)	(7,764)	(2,800)	23,983
CHANGES DURING 2011:
Comprehensive income (loss)	-	-	-	(79)	4,291	-	4,212
Dividend paid (Note 7c)	-	-	(5,968)	-	-	-	(5,968)
Stock- based compensation granted to a customer	-		332	-	-		332
Employees share based compensation expenses	-	-	61	-	-	-	61
Exercise of options from treasury stock issued to employees	235	-	-	-	-	399	148

BALANCE AS OF DECEMBER 31, 2011	18,730	54	30,058	(1,219)	(3,473)	(2,401)	23,019
CHANGES DURING 2012:
Comprehensive income	-	-	-	193	4,278	-	4,471
Dividend paid (Note 7c)	-	-	-	-	(4,505)	-	(4,505)
Employees share based compensation expenses	-	-	80	-	-	-	80
Exercise of options from treasury stock issued to employees	51	-	-	-	-	41	41

BALANCE AS OF DECEMBER 31, 2012	18,781	$54	$30,138	$(1,026)	$(3,700)	$(2,360)	$23,106

* Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,278	$4,291	$4,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization (see Note 3 and Note 10e)	270	295	582
Impairment of goodwill	-	-	586
Impairment of intangible asset	-	-	407
Financial loss (income) from available for sale securities	(3)	47	-
Deferred income taxes, net	138	(277)	-
Accrued severance pay	147	(138)	134
Capital loss (gain) on sale of property and equipment, net	14	(19)	(15)
Employees share based compensation	80	61	139
Stock- based compensation granted to a customer (deducted from revenues)	-	332	-
Realized loss on sale of available for sale securities	24	61	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	913	(168)	(352)
Other	149	(167)	44
Decrease (increase) in prepaid expenses and deferred cost of revenues	456	(705)	(74)
Decrease in inventories	16	1	4
Increase (decrease) in accounts payable and accruals:
Trade	(639)	505	(207)
Other	(65)	(22)	(336)
Increase (decrease) in deferred revenues	(842)	288	536
Net cash provided by operating activities	4,936	4,385	6,304

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available for sale securities	-	(2,505)	-
Proceeds from sale of available for sale securities	444	1,445	-
Purchase of property and equipment	(169)	(401)	(171)
Severance pay funds	(174)	191	(208)
Investment in short-term bank deposits	(1,258)	(1,393)	(722)
Proceeds from sale of property and equipment	84	79	40
Net cash used in investing activities	(1,073)	(2,584)	(1,061)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	41	399	75
Dividend paid	(4,505)	(5,968)	(3,686)
Net cash used in financing activities	(4,464)	(5,569)	(3,611)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	45	52	(45)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(556)	(3,716)	1,587
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,866	17,582	15,995

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,310	$13,866	$17,582
SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON-CASH ACTIVITIES-
Taxes paid	$113	$72	$190
Supplier credit granted to the company for property and equipment investments	$-	$39	$-

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	- SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	Nature of operations

MIND C.T.I. Ltd. (the “Company”) is an Israeli company, which together with its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis, and fraud detection.

The Company has wholly-owned subsidiaries in the United States ("Mind Software Inc." or "Sentori"), Romania ("Mind Software SRL"), and U.K ("Mind Software Limited" or "Omni").

2)	Accounting principles

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

3)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company's consolidated financial statements relate to revenue recognition of products and service sales using the percentage of completion method, the valuation of auction rate securities, and the impairment of goodwill and other intangible asset.

4)	Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries, except the subsidiary in the U.K. as described below, are conducted is the U.S. dollar (“dollar” or “$”). Most of the Company’s revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, the majority of the Company’s cash reserves and financing activities are denominated in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are re-measured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, etc.) - historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

The functional currency of the subsidiary in the U.K. is the British Pound. The financial statements of this subsidiary are included in consolidation, based on translation into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (formerly SFAS No. 52): assets and liabilities are translated at year-end exchange rates, while operating results items are translated at periodically average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	- SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

2)	Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Reclassifications:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

d.	Cash equivalents:

The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

f.	Available-for-sale financial assets (AFS financial assets):

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

The AFS held by the Company are traded in an active market and are stated at fair value at the end of each reporting period. Interest income calculated using the effective interest method. Changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income (loss). Unrealized losses considered to be temporary are reflected in other comprehensive income (loss). Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. See also Note 2.

g.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories consist of acquired hardware.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Property and equipment:

1)	These assets are stated at cost less accumulated depreciation.

2)	The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15-33
(mainly 33)
Office furniture and equipment	6-7
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

i.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under ASC 350 (formerly SFAS No. 142), goodwill is not amortized but rather tested for impairment at least annually. The Company performs annual testing for impairment of the goodwill during the third quarter of each year. During 2010 and as a result of impairment test performed in the third quarter, the Company recorded impairment of approximately $586 thousand of its goodwill, see also Note 4.

j.	Income taxes:

1)	Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not, that such asset will not be realized.

2)	The Company adopted the provisions of Financial Accounting Standards Board (FASB) interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740-10 on January 1, 2007.

k.	Revenue recognition:

The Company’s revenues consist of revenues generated from software licensing, sales of professional services, including integration and implementation, sales of third-party hardware and software, maintenance services, managed services and training.

The Company applies the provisions of Statement of ASC 985-605, "Revenue Recognition" (formerly SOP No. 97-2) and ASC 605-35, "Construction-Type and Production-Type Contracts" (formerly SOP No. 81-1), as follows:

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Revenue recognition: (continued)

i)	Licenses

Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. If collection is not considered probable, revenue is recognized when the fee is collected. The Company generally does not grant a right of return on products sold to customers.

ii)	Services

The services the Company provides consist of implementation, training, hardware installation, maintenance, support and project management. All services are priced on a fixed price basis and are recognized ratably over the period in which the services are provided except services which are recognized under the percentage-of-completion method as described below.

Products are mainly supplied with maintenance for a period of one year from delivery. When revenue on sale of the products is recognized, the Company defers a portion of the sales price and recognizes it as maintenance revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders maintenance solely. Where vendor specific objective evidence for fair value cannot be determined, the entire sale is being recognized over the maintenance period. Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with ASC 605-35. The Company generally determines the percentage-of-completion by comparing the labor performed to date to the estimated total labor required to complete the project. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

(iii)	Managed Services

Revenues from managed services include a monthly fee for services and for right of use and are recorded as service revenues and license revenues, respectively. The monthly fee is based mainly on number of subscribers or customer’s business volume and the agreements include a minimum monthly charge. These revenues are recognized on a monthly basis. Where installation services are sold together with a managed services contract, the installation services are being recognized over the entire contract term, commencing the deployment finalization.

Deferred costs of revenues are presented net of related advances from customers.

l.	Research and development expenses:

Pursuant to ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed" (formerly SFAS No. 86), development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Allowance for doubtful accounts:

The allowance is determined for specific debts doubtful of collection.

n.	Stock based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" (formerly SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award, net of estimated forfeitures.

o.	Earnings (loss) per share ("EPS"):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

p.	Treasury shares:

Treasury shares are presented as a reduction in shareholders' equity, at their cost to the Company, under "Treasury shares".

q.	Concentration of credit risks:

Most of the Company’s and its subsidiaries' cash and cash equivalents as of December 31, 2012 and 2011 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company's revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Recently issued accounting pronouncements:

In the first quarter of 2012, the Company adopted amended standards that increase the prominence of items reported in other comprehensive income. These amended standards eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all changes in stockholders’ equity - except investments by, and distributions to, owners - be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of these amended standards did impact the presentation of other comprehensive income, as we have elected to present two separate but consecutive statements, but did not have an impact on our financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements, changes certain fair value measurement principles and enhances fair value disclosure requirements. Effective January 1, 2012, the Company adopted the disclosure provisions included in ASU 2011-04. The adoption of ASU 2011-04 had no impact on our financial position or results of operations.

In September 2011, the FASB issued amended standards to simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform further goodwill impairment testing as outlined in the previously issued standards. These amended standards are effective beginning in the first quarter of 2012. The adoption of ASU 2011-08 had no impact on our financial position or results of operations.

NOTE 2	- AVAILABLE FOR SALE SECURITIES

As of December 31, 2012 the company held a long term security bond which is classified as available for sale security and is presented in its fair value. The fair value of the available for sale securities based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC820).

		December 31
	Maturity year	2 0 1 2	2 0 1 1
		U.S. dollars in thousands

Short-term - security bond	2012	$-	$409

Long-term - security bond	Perpetual	$504	$473

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE3 -       PROPERTY AND EQUIPMENT

a.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2 0 1 2	2 0 1 1
	U.S. dollars in thousands

Computers and electronic equipment	$4,070	$4,048
Land	263	263
Office furniture and equipment	358	348
Vehicles	227	413
Leasehold improvements	8	8
	4,926	5,080
Less - accumulated depreciation and amortization	4,245	4,200
	$681	$880

b.	Depreciation and amortization expenses totaled $270 thousand, $295 thousand and $352 thousand in the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 4	- GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The carrying value of goodwill was allocated to MIND’s reporting units pursuant to ASC 350 (formerly SFAS No. 142).

ASC 350 requires that companies not amortize goodwill, but instead test for impairment at least annually using a two-step approach. The Company evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. Under the income approach, the Company determined fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied value of goodwill for the reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

During the third quarter of 2010, the Company performed an annual impairment test. The first step for goodwill impairment testing compares the fair value of the reporting unit to its carrying value including goodwill. If the fair value is greater than the carrying value, no further analysis is necessary and no impairment exists. If the fair value is less than the carrying value, a second step is required to determine the amount of potential goodwill impairment. Based on the results of the first step, the Company performed the second step and determined that goodwill related to the acquisition of Omni was impaired. Accordingly, the Company recorded an impairment charged to its goodwill of $586 thousand.

There were no changes in the goodwill during 2012 and 2011.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	EMPLOYEES' RIGHTS UPON RETIREMENT

a.	Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31
	2 0 1 2	2 0 1 1
	U.S. dollars in thousands

Accrued severance pay	$1,615	$1,456
L e s s - amounts funded (presented in “Investment and other non current assets”)	(1,399)	(1,213)
Unfunded balance	$216	$243

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $142 thousand, $290 thousand and $123 thousand in the years ended December 31, 2012, 2011 and 2010, respectively.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

The Company and its subsidiaries entered into premises lease agreements that will expire between 2014 to 2015.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2012, are as follows:

U.S. dollars in thousands
Years ending December 31:
2013	$577
2014	562
2015	197
$1,336

Rental expense totaled $571 thousand, $585 thousand, and $584 thousand in the years ended December 31, 2012, 2011 and 2010, respectively.

b.	Contingent liabilities:

The Company has provided bank guarantees relating to future performance on certain contracts. As of December 31, 2012, contingent liabilities on outstanding bank guarantees aggregated to an amount of approximately $68 thousand. These amounts are secured by bank deposits.

NOTE 7 -	SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO.

b.	Treasury shares:

In September 2008, the Company’s Board of Directors authorized a plan for the repurchase of up to 2,100,000 of the Company’s ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, the Company had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, the Company’s Board of Directors authorized additional repurchase transactions of the Company’s shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. As of December 31, 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares at a total purchase price of $2.8 million. In November, 2009 the Company’s Board of Directors authorized a new plan for the repurchase of the Company’s ordinary shares in the open market, in an amount in cash of up to $1.8 million and in February 2010 this repurchase was approved by an Israeli court in accordance to the Israel Companies Law. The Company’s Board of Directors authorized on August 1st, 2012 to reactivate the plan for the repurchase of the Company's ordinary shares in the open market, in an amount in cash of up to $1.8 million. There are no additional buyback plans. As of December 31, 2012, no repurchases have been made under this new plan. As of December 31, 2012 the treasury shares amounted to $2.36 million after exercise of options from treasury stock issued to employees in the amount of $41 thousand and $399 thousand in 2012 and 2011 respectively.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	SHAREHOLDERS’ EQUITY (continued)

c.	Dividend:

Dividends paid per share in the years ended December 31, 2012, 2011 and 2010 were $0.24, $0.32 and $0.20, respectively.

The Company paid dividends to its shareholders in the amounts of $4.5 million, $6.0 million and $3.7 million during 2012, 2011 and 2010, respectively. Since at the time of 2010 and 2011 distributions the Company had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law.

d.	Stock option plans:

In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 and in 2003 (the “1998 Plan”). During 2004, the Board of Directors approved an employee stock option plan (the “2000 Plan”). Under the 1998 Plan (as amended in 2000 and in 2003) and the 2000 plan, options for up to 4,306,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries. The 1998 Plan and 2000 Plan expired in December 2010.

In 2011, the Board of Directors and the 2011 Annual General Meeting of the Company’s shareholders approved a share incentive plan (the “2011 Share Incentive Plan”). Under the 2011 Share Incentive Plan, options for up to 1,800,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries, directors, consultants or contractors of the Company.

Each option can be exercised to purchase one Ordinary Share. Immediately upon issuance, the Ordinary Shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the above mentioned plans vest over three to five years. Options not exercised will expire approximately 5-7 years after they are granted.

The compensation costs charged against income for all of the Company's equity remuneration plans during 2012, 2011 and 2010 were approximately $80 thousand, $61 thousand and $139 thousand, respectively without any reduction in income taxes.

In January 2011, we issued to a new customer a warrant to purchase 924,545 ordinary shares of MIND at an exercise price of $2.48 per share (equal to the average closing price per share of MIND's ordinary shares on the NASDAQ Stock Market during the 30 trading day period immediately preceding the date of the issuance thereof).  The compensation cost of $332 thousand was deducted from 2011 revenues. The right to purchase warrant shares upon exercise hereof terminated in July 2012 after a period of 18 months following the date of issuance thereof.

As a result of a change made to Section 102 of the Israeli Income Tax Ordinance as part of the Israeli tax reform of 2003, and pursuant to an election made by the Company thereunder, Israeli employees (except for employees who are deemed “Controlling Members” under the Israeli Income Tax Ordinance) will be subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards made after December 31, 2002. However, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as it had previously been entitled to do under Section 102.

The following is a summary of the status of the 1998 Plan, 2000 plan and 2011 Share Incentive Plan as of December 31, 2012, 2011 and 2010, and changes during the years ended on those dates:

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	SHAREHOLDERS’ EQUITY (continued)

d.	Stock option plans: (continued)

1)

	Years ended December 31
	2 0 1 2		2 0 1 1		2 0 1 0
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	817,200	$2.06	837,400	$2.45	888,400	$2.58
Changes during year:
Granted (a)	18,000	$2.41	334,000	$1.71	168,000	$1.38
Exercised	(51,500)	$0.78	(235,000)	$1.70	(66,000)	$1.13
Forfeited	(2,000)	$1.04	(1,000)	$2.77	(64,000)	$1.00
Expired	(193,000)	$3.33	(118,200)	$4.02	(89,000)	$3.84
Options outstanding at end of year	588,700	$1.87	817,200	$2.06	837,400	$2.45

Options exercisable at end of year	228,700	$2.03	367,700	$2.77	614,400	$2.87

Weighted average grant date fair value of options granted during the year (b)		$0.52		$0.59		$0.89

(a)	In 2012 the options were granted with an exercise price equal to the average closing price per share of the Company ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option.

In 2011 the options were granted with an exercise price equal to the average closing price per share of the Company ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option or with an exercise price equal to Par value of NIS 0.01.

In 2010 the options were granted with an exercise price equal to the market price of the Company’s stock at date of three trade days from the grant approval or with an exercise price equal to Par value of NIS 0.01.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	SHAREHOLDERS’ EQUITY (continued)

d.	Stock option plans: (continued)

1)	(continued)

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0

Dividend yield	10%	10%	8%

Expected volatility*	58%	59%	61%

Average risk-free interest rate	0.9%	1.0%	1.8%

Expected average term - in years	3.88	3.83	3.14

*	Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.

As of December 31, 2012 there were approximately $116 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.35 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2012:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	At	remaining	average	At	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2 0 1 2	life	price	2 0 1 2	life	Price
		Years			Years

$ 0.003 - 1.04	123,500	1.82	0.59	83,500	1.26	0.87
$ 1.80 - 2.21	362,000	3.56	1.95	60,000	2.41	1.94
$ 2.41 - 3.24	103,200	0.84	3.10	85,200	0.14	3.24
	588,700	2.71	1.87	228,700	1.14	2.03

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

1)	Tax benefits prior to the 2011 Amendment

Substantially all of the Company’s production facilities have been granted “approved enterprise” status under the above law (including Amendment No. 60 to the law that was published in April 2005). Income derived from the approved enterprise was tax exempt for a period of ten years commencing in the first year in which the Company earned taxable income from the approved enterprise (provided the maximum period to which it is restricted by law has not elapsed).

According to the above law, in the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

The entitlement to the above benefits was conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

2)	Tax benefits under the 2011 Amendment

On January 6, 2011 an amendment (Amendment No. 68) to the Law for the Encouragement of Capital Investment-1959 ("2011 Amendment") was published.The new Amendment significantly revising the tax incentive regime in Israel, commencing on January, 1 2011.

2011 Amendment introduced a new status of “Preferred Enterprise”. Similarly to the “approved enterprise” status, a Preferred Company is an industrial company meeting certain conditions (including a minimum threshold of 25% export). However, under the New Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “approved enerprise”status was cancelled.

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel

2011-2012	10%	15%

2013-2014	7%	12.5%

2015 onwards	6%	12%

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The Company is located in Development Region "A" and during 2011 had chosen the status of the 2011 Amendment.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TAXES ON INCOME (continued)

c.	Other applicable tax rates:

1)	Income from other sources in Israel

On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% as from 2012.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

d.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31
	2 0 1 2	2 0 1 1
	U.S. dollars in thousands

Research and development expenses	$103	$244
Allowance for doubtful accounts	12	10
Carryforward tax losses	2,074	1,723
Other	24	23
Less- valuation allowance	(2,074)	(1,723)
	$139	$277

2)	As of December 31, 2012, the carryforward tax losses are related to the company subsidiaries (in the U.S. and U.K.) and amounted to approximately $6.7 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TAXES ON INCOME (continued)

e.	Taxes on income included in the statements of operations:

1)	As follows:
	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Current:
In Israel	$88	$43	$72
Outside Israel	96	49	62
	184	92	134
Taxes in respect of previous years	70	-	54
Deferred in Israel	138	(277)	-
	$392	$(185)	$188

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:
	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$4,670	$4,106	$5,044
Theoretical tax expense	1,168	985	1,261
L e s s - tax benefits arising from approved
enterprise status, see a. above	(410)	-	(489)
	757	985	772
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	11	18	23
Taxes in respect of previous years	70	-	54
Changes in valuation allowance	351	(3,283)	(2,104)
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	(797)	2,095	1,443
Taxes on income for the reported year	$392	$(185)	$188
* As follows:
Taxable in Israel	$2,734	$3,418	$5,168
Taxable outside Israel	1,936	688	(124)
	$4,670	$4,106	$5,044

f.	Tax assessments:

The Company has received final assessments from the tax authorities, through the year ended December 31, 2011. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash and cash equivalents:

The balance as of December 31, 2012 and 2011 includes $7.8 million and $8.4 million, respectively, of highly liquid bank deposits. The deposits are mainly denominated in dollars and, as of December 31, 2012, bear weighted average annual interest of 1.48%.

b.	Accounts receivable:

1)	Trade:

	December 31,
	2 0 1 2	2 0 1 1
	U.S. dollars in
	thousands

Open accounts	$1,177	$2,071
Less - allowance for doubtful accounts *	(327)	(308)
	$850	$1,763

*	The changes in allowance for doubtful accounts are composed as follows:

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Balance at beginning of year	$308	$435	$664
Increase (decrease) during the year	66	(15)	(201)
Bad debt written off	(47)	(112)	(28)
Balance at end of year	$327	$308	$435

2)	Other:

	December 31,
	2 0 1 2	2 0 1 1
	U.S. dollars in
	thousands

Government of Israel	$92	$162
Employees	20	39
Sundry	47	70
	$159	$271

c.	Accounts payable and accruals - other:

	December 31,
	2 0 1 2	2 0 1 1
	U.S. dollars in
	thousands

Payroll and related expenses	$384	$594
Government institutions	416	236
Accrued vacation pay	93	77
Accrued expenses and sundry	258	307
	$1,151	$1,214

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company's revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

Following are data regarding revenues classified by product lines:

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Product line “A”	$15,707	$14,804	$15,717
Product line “B”	4,502	4,109	4,169
	$20,209	$18,913	$19,886

2)	Following are data regarding geographical revenues classified by geographical location of the customers:

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

United States	$10,882	$9,405	$9,137
United Kingdom	668	403	850
Italy	434	1,542	1,483
Rest of Europe	4,143	4,740	5,456
Israel	3,045	1,551	1,053
Other	1,037	1,272	1,907
	$20,209	$18,913	$19,886

Property and equipment - by geographical location:

	December 31
	2 0 1 2	2 0 1 1
	U.S. dollars in
	thousands

Israel	$292	$487
Romania	381	389
United Kingdom	6	3
United States	2	1
	$681	$880

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA (continued)

b.	Research and development expenses:

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Payroll and related expenses	$3,574	$3,780	$3,185
Rent and related expenses	286	300	266
Depreciation and amortization	163	169	168
Subcontracting	224	114	116
Other	396	310	322
	$4,643	$4,673	$4,057

c.	Selling and marketing expenses:

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Payroll and related expenses	$1,180	$1,644	$1,584
Depreciation and amortization	12	17	142
Travel and conventions	155	145	166
Other	177	189	227
	$1,524	$1,995	$2,119

d.	General and administrative expenses:

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Payroll and related expenses	$980	$1,013	$1,065
Depreciation and amortization	24	57	71
Insurances	67	85	114
Office expenses	117	123	78
Professional services	368	337	331
Allowance for doubtful accounts and bad debts	33	(5)	(201)
Other	229	224	97
	$1,818	$1,834	$1,555

e.	Impairment of intangible asset:

During 2010 and based on an impairment test, the Company decided to write off the remaining balance of the intangible assets.

Amortization expenses totaled $637 thousand in the year ended December 31, 2010.

The expenses recorded in 2010 include an impairment charged to Customer relationship and technology related to the acquisition of Omni in the amount of approximately $407 thousand. During the impairment test which is performed each year (see note 4) the company reassess the intangible assets for impairment by subtracting the asset's fair value from the asset's carrying value.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA (continued)

f.	Financial income - net:

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$260	$157	$94
Non-dollar currency gains - net	23	-	-
Interest on available for sale securities	47	154	-
	330	311	94
Expenses:
Non-dollar currency losses - net	-	(58)	(19)
Bank commissions and charges	(8)	(21)	(26)
Realized loss on sale of available for sale securities	(24)	(61)	-
	(32)	(140)	(45)

	$298	$171	$49

g.	Earnings per ordinary share (“EPS”):

Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	U.S. dollars in thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	18,767	18,679	18,467
A d d - incremental shares from assumed exercise of options	79	124	146

Weighted average number of shares used in computation of diluted EPS	18,846	18,803	18,613

In the years ended December 31, 2012, 2011 and 2010, options that their effect was anti-dilutive, were not taken into account in computing the diluted earning per share.

The number of options that could potentially dilute EPS in the future and were not included in the computing of diluted EPS is 425,200 options for 2012, 266,200 options for 2011 and 508,400 options for 2010.

Item 19.               Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1*	Memorandum of Association, as amended

1.2***	Articles of Association, as amended

4.1**	MIND 1998 Share Option Plan

4.2**	MIND 2000 Share Option Plan

4.3***	MIND 2011 Share Incentive Plan

8	List of Subsidiaries

11***	Code of Ethics and Business Conduct

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu

101

The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language):

(i)   Consolidated Balance Sheets at December 31, 2012 and 2011;

(ii)  Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010;

(iii) Consolidated Comprehensive Income for the years ended December 31, 2012, 2011 and 2010;

(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010;

(v)  Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and

(vi) Notes to Consolidated Financial Statements, tagged as blocks of text

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

72

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu

By:	Monica Iancu
Title:	President & CEO
Date:	April 18, 2013

73