Form 20-F
period 2013-12-31
MIND CTI LTD
filed 2014-04-14
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ___________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number 000-31215

MIND C.T.I. LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

Industrial Park, Building #7, Yoqneam, 2069202, Israel

(Address of principal executive offices)

Aviram Cohen
c/o MIND C.T.I. Ltd.
Industrial Park, Building #7
Yoqneam, 2069202, Israel
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

As of December 31, 2013, the Registrant had outstanding 18,884,918 Ordinary Shares, nominal value NIS 0.01 per share.

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2013. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2012 and 2013 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2013 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2009	2010	2011	2012	2013
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$17,574	$19,886	$18,913	$20,209	$18,480
Gross profit	11,161	13,719	12,437	12,357	10.609
Operating income (loss)	2,169	4,995	3,935	4,372	2.159
Auction Rate Securities Settlement	18,500	-	-	-	-
Impairment of Auction Rate Securities	(941)	-	-	-	-
Other Financial income (expenses) - net	256	49	171	298	163
Net income (loss)	19,787	4,856	4,291	4,278	2,185
Earnings (loss) per ordinary share:
Basic	$1.04	$0.26	$0.23	$0.23	$0.12
Diluted	$1.04	$0.26	$0.23	$0.23	$0.12
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	19,012	18,467	18,679	18,767	18,869
Diluted	19,012	18,613	18,803	18,846	18,890

	As of December 31,
	2009	2010	2011	2012	2013
	($ in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$15,995	$17,582	$13,866	$13,310	$8,212

Working capital	15,315	18,119	16,999	17,179	14,796

Total assets	28,951	30,461	30,021	28,731	29,624

Share capital and additional paid-in capital	39,159	35,687	30,112	30,192	30,250

Treasury Shares	(2,800)	(2,800)	(2,401)	(2,360)	(2,287)

Total shareholders’ equity	22,687	23,983	23,019	23,106	20,989

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our sales are made in many countries, with different legislation and complex taxation rules and in many states in the United States. Managing our existing international operations and additional international markets requires significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. In addition, conducting our business internationally subjects us to a number of risks, including:

•	the burden of compliance with a wide variety of foreign laws and regulations;

•	staffing and managing foreign operations;

•	increased risk of collection;

•	potentially adverse tax consequences;

•	burdens that may be imposed by tariffs and other trade barriers; and

•	adverse effects of political and economic instability.

We currently benefit from local tax benefits that may be discontinued or reduced.

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Approved and Preferred Enterprise” programs.

To be eligible for tax benefits as an “Approved and Preferred Enterprise,” we must continue to meet certain conditions. While we believe that we meet the statutory conditions to entitle us to Israeli tax benefits, there can be no assurance that the tax authorities in Israel will concur. Should it be determined that our Approved or Preferred Enterprise programs have not met, or do not meet, the statutory conditions, our income taxes will increase materially. On December 29, 2010, the Israeli parliament approved a further amendment to the law (the “Amendment”) dealing with Approved and Privileged Enterprise programs. This amendment generally abolishes the previous tax benefit routes that were afforded under the law, specifically the tax-exemption periods previously allowed, and introduces certain new tax benefits for industrial enterprises (termed “Preferred Enterprises”) meeting the criteria of the law. We became subject to the Amendment commencing January 1, 2012. We do not believe that the Amendment has had or will have a material effect on our provision for taxes, as long as we meet all of the criteria mentioned therein. There can be no assurance that we will meet such criteria.

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

A significant part of our revenues is derived from maintenance agreements and managed services agreements. We have through the years sold niche solutions to large customers that may decide to unify the various solutions they have into one platform and dismantle niche solutions in the process, ours included, as occurred with respect to a few of our customers in 2011 and 2012. Small services providers may be acquired by larger carriers and replace our solutions with the buyer’s existing billing platform or cease operations due to lack of funding, as occurred with customers of ours over the years. If one or more customers cease using our solutions or services due to replacements or any other reason, our profitability would be seriously harmed and our business and results of operations would suffer.

Because some of our customers require highly complex implementations and we sell fixed price projects, we may underestimate the effort and time required to implement such projects, resulting in a lower or negative profit margin for such projects and the incurrence of contractual penalties for late performance. This could materially harm our results of operations.

In 2013, we derived 77% of our revenues from the sale of software and related services to telecommunications service providers. As the deal size increases, our projects become more complex and the risk of on-time and on-budget implementation increases. Each such contract includes penalties and potential liability for damages arising from our late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to delays in the build-up of the customer's network infrastructure. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality specifically requested by the customer.

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

Although the majority of our revenues are denominated in U.S. dollars, approximately 30% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 49% of our expenses are incurred in Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

We are organized under the laws of the State of Israel and most of our senior management is located in Israel. Accordingly, our operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries and trade groups restrict business with Israel and Israeli companies, and additional countries and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

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

General

Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law, 1999 and the regulations promulgated thereunder. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 2069202, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is MIND Software Inc. and its principal offices are located at 12520 Prosperity Drive, Suite 220, Silver Spring, MD 20904, USA.

Principal Capital Expenditures

During 2011, 2012 and 2013, the aggregate cash amount of our capital expenditures were $0.4 million, $0.2 million and $0.2 million, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

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

Our billing and customer care solution includes a powerful workflow engine to support the creation and execution of business processes such as order management, trouble ticket and debt collection. It also includes an integral point of sale solution that covers all dealer, store and cashier management and sales processes. We base our solution on a multi-layered architecture supporting real-time distributed processing, achieving performance, scalability and high availability. It uses an open architecture, including Service Oriented Architecture (SOA) and Document Oriented Architecture (DOA), thus enabling fast and seamless integration with other systems and third party applications. The MIND solution is built using standardized best-of-breed object-oriented technologies such as Java and XML, and it is J2EE compatible as it is powered by a commercial application server.

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

In addition to our billing and customer care solutions, we offer unified communications solutions call management systems used by organizations for call accounting, telecom expense management, traffic analysis and fraud detection. Our enterprise software product has been installed on about 20,000 switches around the world, for traditional telephony, for IP switches and hybrid networks. Our latest product, PhonEX-ONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites, it introduces full functionality through a web browser, based on Microsoft SQL database and enhanced by the advanced ASP.NET technology.

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

Convergence

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

Our Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

•	Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

•	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

•	Scalability. Our billing solutions are designed to support millions of subscribers and at the same they enable service providers to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware and licenses. Our solutions’ design allows a service provider to expand its infrastructure, business model and subscriber base without the need to replace its billing and customer care software; and

•	Improved Time to Market. Our billing solutions are modular, extensible software products, based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

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

Our highly functional and adaptable products enable our customers to quickly deploy new services as well as to rapidly grow and add new services. Our solutions support both prepaid billing plans, in which customers prepay for the services, or postpaid billing plans, in which customers pay for the services after using them, on the basis of either limited or unlimited credit lines. The key functionalities of our solutions are as follows:

•	Mediation. Our mediation platform provides real-time and batch event collection interfacing with the voice, content, data, service delivery and routing network elements. It incorporates an intelligent processing engine to correlate, aggregate, merge and filter raw events into a single valuable usage event;

•	Provisioning. Provisioning involves setting up the ability of a subscriber to use services. The customer database includes information regarding customers' personal data, identification parameters and the services provided. This information can be provided in real time or on demand to any external system, such as network elements and legacy billing solutions. The data provided includes service parameters such as enabled features and quantitative limits;

•	Authentication. Our real-time mediation module authenticates subscribers who connect to the network to use the service. Authentication is based on a number of methods, including user codes, passwords and caller line identification. The identification information is passed to the system, where the subscriber is authenticated and then permitted to use the service;

•	Authorization. Our systems authorize a particular usage, among other ways, by reviewing the type of service to determine whether the service is permitted or by reviewing the existing balance, pre-rating the service, using the rating engine described below and calculating the resulting cut-off parameters, if any, of the call or data session. Multiple parallel sessions are supported using our Balance manager, implementing quota allocation logic;

•	Accounting. When each session is completed, the rating engine described below is used to determine the amount to be charged to the subscriber and update the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

•	Interconnect Billing. The networks operated by our customers are typically interconnected with the networks of other telecommunications service providers. Interconnecting providers need to charge other providers for carrying each other's services over their networks. Our billing solutions generate reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

•	Roaming. Our solutions support the ability to provide services to visiting subscribers, on the one hand, and to roam both prepaid and postpaid subscribers in other networks, on the other hand. Our billing system provides the ability to define and manage the required roaming contract terms and the applicable tariff plan (IOT) for each roaming partner;

•	Virtual Providers. MIND offers a solution that enables a carrier to have resellers of traffic under different brand names, while it is still managed from the same billing platform, as a separate entity known as Virtual Provider. This model enables the carriers that own the networks, to lease its network equipment and its billing system to other providers;

•	Multiple Services and Products Support. Our billing solutions allow service providers to take advantage of their convergent networks by providing their customers with advanced voice, data, content and video services. The MIND Product Catalog allows service providers to bundle groups of services into tailor-made packages for which they can offer special rates, discounts and promotions. There are different classes of customers with respect to the availability, bandwidth, and quality of service requirements for these services. Our billing solutions offer an easy way to define these services, combine them into products, and rate each service and product differently;

•	Rating. Our billing solutions include a real-time and flexible rating engine that allows service providers to offer subscribers a wide variety of billing plans. This flexibility also allows service providers to set different tariff parameters. For example, our billing and customer care software can support different rates for various content and video streaming services and for different customer groups, rates based on the day of the week and time of the day and rates based on the origin and destination of the call. International service providers may define rates in different currencies using the product's multi-currency functionality. An unlimited number of free-unit and money-bundle is supported. Voucher based payment models are supported;

•	Invoicing. Our billing solutions include a high-capacity invoice server that handles all stages of invoice generation. It supports multiple billing cycles and bill production on demand. The invoice includes the customer details and information, such as usage details, monthly recurring charges, discounts and taxes, which are gathered throughout the billing period. This module creates the original bills to be printed locally or exported to bill printing service bureaus, using a customizable invoice layout;

•	Account Receivables (A/R). MINDBill manages all A/R activities, monitors the A/R status online and ensures a continuous cash flow. Multiple payment methods are supported by the system: cash, check, credit and debit cards, vouchers and more. MINDBill includes a flexible open API for payments interfaces to banks and credit card clearing houses. MINDBill has pre-integrated interfaces with major financial institutions, banks, clearinghouses and credit bureaus. The A/R includes the management of deposits life cycle, including payments and refunds, is easily done. Disputes can be managed and solved, resulting in the appropriate adjustments. MINDBill identifies the ageing debt for every open invoice according to the company policy for classifying to 30-60-90 days and initiating the built in debt collection process;

•	Collection procedures. The MINDBill collection facility provides flexibility in defining the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy. This increases efficiency through the automation of the majority of the collection functions, and helps maximizing the success ratio. Automating the collection process utilizing the built in work flow engine enables operators to monitor the account receivables and ensure the collection of the entire revenue. All of this is achieved with operational efficiency streamlining the business processes that is fully integrated within the customer suit;

•	Subscriber Web Interface. Our billing solutions include a user-friendly subscriber web interface that allows subscribers to resolve billing inquiries themselves. Individual customers can obtain real time information about their account, including details of calls made that have not yet been invoiced, like the time, destination, length and cost of each call. The subscriber can also browse invoices, call details and payment history records. This feature is convenient for subscribers and efficient for service providers as it reduces service costs;

•	Customer Support Representative Web Interface. Our billing solutions include a user-friendly customer support representative web interface that allows operators of the system to perform customer care from any location. This feature is of particular significance to service providers who have remote operations centers and are required to provide support of their system in more than one location;

•	Point of Sale (POS). The POS is aimed mostly at the wireless retail market, enabling operators to offer their products and services in retail stores and manage the process within our enhanced solutions. POS is fully integrated into MIND Billing and Customer Care solutions, allowing operators to seamlessly offer services and accessories for new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines and address validation systems. POS includes two modules working together:

•	Resource Management Module – a comprehensive inventory system that supports the operator’s chain of warehouses as well as his stores. It automates the management and tracking of the equipment sold to subscribers. The solution keeps track and manages the equipment by serial number, status, and location, providing the flow management from purchase orders, through the reception of the items shipped, the distribution of the items to the stores and the allocation of the items to the customers. It also supports inventory management functions such as on-hand-counts and catalogue management.

•	Sales Module – an easy to use cashier station that supports all service activations, phone and accessory sales through one interface on a single receipt. The Sales module enables all payment methods such as cash, check and credit card. It provides full control of the cashier devices such as cash drawer, credit card swipe, bar code reader and ribbon printer. Sales module interacts with the Resource Management module to show the sales clerk available items for sale in the store warehouse, to assign sold items to customer accounts and to enable track of items, such as returns and repairs.

•	Business Processes Environment. Customer care and billing processes are one of the most significant practices to drive business performance. These processes are fundamental for bringing innovative and competitive ways of delivering products and services to market. MIND’s automated business processes engine allows operators to meet the challenges they confront in today’s business environment. The business processes workflow implemented by the engine provides business intelligence behind day-to-day operations. The engine also automates the interaction with network elements and third party software. This is done in accordance with a uniquely defined set of business rules determined by the customer. MIND is offering in its deployments tailored, fully automated, order management processes, trouble tickets and debt collection processes.

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

PhonEX-ONE, delivers one unified solution for management of all telecom expenses, including traditional voice, IP voice and data, and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. PhonEX-ONE provides tools to monitor, budget and manage voice traffic in order to achieve maximum control over telecommunication expenses. Some of its major advantages are:

•	Fully web-based solution. The PhonEX-ONE fully web-based solution enables managers and users to conveniently access their telecom expenses management system anytime and from anywhere, using a web browser without decreasing their control over the traffic;

•	User centric. The PhonEX-ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

•	Dashboard. A visual representation of the most significant information regarding calls, a useful tool that helps administrators to get a quick and relevant image of the general system activity. The Dashboard can quickly provide - through its graphical and non-graphical monitors - a snapshot over the outgoing and incoming calls, traffic and exceptions as well as several top requested reports;

•	Multi-site solution. The PhonEX-ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX-ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

•	ASP.NET and MS-SQL database. PhonEX-ONE is designed using the Microsoft .Net technology and has extensive configuration capabilities using XML files with server – client interaction;

•	Certification by IP switch vendors. PhonEX-ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco and Microsoft;

•	Enhanced security. PhonEX-ONE security management includes user authentication, security group restrictions, event log monitoring and encryption methodology of data base entries. This management tool enables a secure and easy control over the system;

•	Modular architecture supporting high scalability. The PhonEX-ONE’s scalable system architecture supports an unlimited number of sites and extensions;

•	Guard and Alerter. The PhonEX-ONE Guard and Alerter provide sophisticated tools for fraud prevention, alerting on phone misuse, budget surpass, possible toll fraud or other abnormal behaviors within the organization; and

•	Multilingual and multicurrency. The built in support of multiple languages and multiple currencies enables telecom expense management for multinational organizations.

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

Technology

Our software products are based on an open architecture, which was developed using industry standard application server programming interfaces that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that supports a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural codes. Our layered architecture organizes these business objects to optimize the interface between the user and the application. We implement our software in a distributed configuration. This allows various modules to be installed on different servers to support the system’s scalability and security. We believe that our technology allows us to offer products with the following benefits:

•	fast integration and interoperability with telecommunications equipment of major manufacturers, legacy systems and external software;

•	modular architecture that allows our products to be easily scalable and enables us to customize our software relatively quickly;

•	reliable products that support high availability of the service for mission-critical applications. Our automatic fail-over mechanism ensures minimal loss of service in case of a component failure; and

•	security at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system.

Our software products are based on multiple-tier architecture, consisting of the following tiers:

•	Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration. In addition, it includes Web service interfaces that enable external applications to interact with the business tier;

•	Business Object Tier: This tier includes the business logic and rules of the system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilitates the transfer of information requested by the client application tier from the database tier; and

•	Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

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

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

•	participating in industry trade shows and special events;

•	conducting ongoing public and press relations programs; and

•	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31,
	2011	2012	2013
The Americas (total)	9,455	10,882	11,809
Sale of Licenses	1,366	2,174	1,921
Services	8,089	8,708	9,888
Asia Pacific and Africa (total)	1,222	1,038	1,145
Sale of Licenses	510	405	442
Services	712	633	703
Europe (total)	6,685	5,244	3,758
Sale of Licenses	2,565	2,439	1,696
Services	4,120	2,805	2,062
Israel (total)	1,551	3,045	1,768
Sale of Licenses	713	942	554
Services	838	2,103	1,214
Total	18,913	20,209	18,480
Sale of Licenses	5,154	5,960	4,613
Services	13,759	14,249	13,867

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

•	traditional telephony providers, such as Moldtelecom, and SMTC;

•	wireless telephony providers, such as KDDI America, Inc., Mobi PCS, Inc., and Revol;

•	cable providers that also offer voice services, such as Megacable and EastLink;

•	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Telecommunications Ltd; and

•	MVNOs, such as Viaero and Alon Cellular.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. In 2013, 77% of our revenues were derived from providing our billing and customer care software and 23% were derived from providing our enterprise software. In 2013, license fees represented 25% of our revenues and services represented 75%. In each of 2011 and 2013 no customer accounted for 10% or more of our total revenues, while in 2012 one customer accounted for approximately 11% of total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

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

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board of directors updated this policy slightly. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally, the board approved dividend distributions in 2003, 2007, 2008, 2009, 2010, 2011 and 2014 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings, which court approvals were received. Since 2003, we have distributed aggregate cash dividends of approximately $3.09 per share to our shareholders. The amount per share that we distributed in 2011, 2012 and 2013 was $0.32, $0.24 and $0.24, respectively, and $0.24 per share so far in 2014. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

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

The following discussion of our results of operations for 2011, 2012 and 2013, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, contained in Item 18:

	Years ended December 31, (% of revenues)
	2011	2012	2013
Revenues	100.0%	100.0%	100.0%
Cost of revenues	34.2	38.9	42.6
Gross profit	65.8	61.1	57.4
Research and development expenses	24.7	23.0	27.2
Selling, general and administrative expenses:
Selling and marketing expenses	10.6	7.5	9.2
General and administrative expenses	9.7	9.0	9.3
Operating income	20.8	21.6	11.7
Financial income (expenses) – net	0.9	1.5	0.9
Income before taxes on income	21.7	23.1	12.6
Income tax expense (benefit)	(1.0)	1.9	0.7
Net income	22.7	21.2	11.9

Comparison of 2011, 2012, and 2013

Revenues

	Years ended December 31, ($ in millions)			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
License sales	5.1	6.0	4.6	17.6	(23.3)
Professional services	13.8	14.2	13.9	2.9	(2.1)
Total revenues	18.9	20.2	18.5	6.9	(8.4)

Revenues in 2012 increased in comparison to 2011 by 6.9%. The increase was primarily attributed to four new deals signed in 2011 for which the revenues were recognized mainly in 2012, offset by the discontinuation of one significant and some other maintenance agreements during 2012. Revenues in 2013 decreased in comparison to 2012 by 8.4%. The decrease was primarily attributed to the discontinuation of certain maintenance agreements (including one significant agreement) during 2012 and to the decrease of approximately $1.3 million in revenues from billing and customer care solutions in the Israel market. Revenues from our billing and customer care product solutions for service providers increased from $14.8 million in 2011 to $15.7 million in 2012 and decreased to $14.2 million in 2013 for similar reasons to the changes in total revenues.

Revenues from our enterprise products increased from $4.1 million in 2011 to $4.5 million in 2012. The increase was primarily attributed to increased maintenance fees received from our existing large customers and our resellers and a few new above average size wins. Revenues from our enterprise products decreased from $4.5 million in 2012 to $4.3 million in 2013. The decrease was primarily attributed to a weakness in the European markets.

Revenues from professional services increased from $13.8 million in 2011 to $14.2 million in 2012 and decreased to $13.9 million in 2013. As our projects are of a larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. As a result, fees from professional services increased in 2012. While we expect this increase to resume, due to the discontinuation of certain maintenance agreements (including one significant agreement) during 2012 we experienced a decrease in 2013.

The following table presents the geographic distribution of our revenues:

	Years ended December 31, (% of revenues)
	2011	2012	2013
The Americas	50.0	53.8	63.9
Asia Pacific and Africa	6.5	5.1	6.2
Europe	35.3	26.0	20.3
Israel	8.2	15.1	9.6
Total	100.0%	100.0%	100.0%

Our sales in the Americas as a percentage of revenues increased from 50.0% in 2011 to 53.8% in 2012 and further increased to 63.9% in 2013, mainly due to our focus on solutions and sales in this region that materialized in new wins we have had in the United States and also due to the reduction in sales in Europe, where the general economy was depressed during this period. Our sales in Europe as a percentage of revenues decreased from 35.3% in 2011 to 26.0% in 2012 and further decreased to 20.3% in 2013, mainly due to loss of service bureau customers that were clients of our U.K. subsidiary and loss of maintenance agreements which were not renewed in 2012. Our sales in Israel as a percentage of revenues increased from 8.2% in 2011 to 15.1% in 2012 mainly due to our second win of a billing project for an MVNO in Israel and decreased to 9.6% in 2013 since this billing project was in its final stages in 2013, which resulted in reduced revenues from the project.

Cost of Revenues

	Years ended December 31, ($ in millions)			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
Cost of sales of licenses	0.4	0.9	0.4	125.0	(55.6)
Cost of services	6.1	7.0	7.5	14.8	7.1

Total cost of revenues	6.5	7.9	7.9	21.5	-

The increase in total cost of revenues in 2012 by $1.4 million compared with 2011 was mainly due to an increase in purchases of equipment and licenses for implementations recognized in 2012 by $1.0 million and increases in labor related costs and travel expenses. The total cost of revenues in 2013 remained the same compared with 2012 due to an increase in cost of services by $0.5 million, mainly due to an increase in labor related costs, offset by the decrease in cost of licenses by $0.5 million that occurred due to the decrease in revenue from licenses.

Gross profit as a percentage of revenues decreased from 65.8% in 2011 to 61.1% in 2012 and further decreased to 57.4% in 2013. The decrease in 2012 compared to 2011 was mainly due to termination of maintenance agreements that were supported with relatively low cost of revenues and to some lower margin deals that we implemented mainly in 2012. The decrease in 2013 compared to 2012 was mainly due to the above-mentioned increase in labor related costs and the decrease in sales of licenses. We expect gross margins to decrease even further as we perform significantly more professional services for our existing customer base.

Operating Expenses

	Years ended December 31, ($ in millions)			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
Research and development	4.7	4.7	5.0	-	6.4
Selling and marketing	2.0	1.5	1.7	(25.0)	13.3
General and administrative	1.8	1.8	1.7	-	(5.6)

Total operating expenses	8.5	8.0	8.4	(5.9)	5.0

Research and Development. We have made substantial investment in research and development to maintain our advanced technology and add functionality to our products. Although there was no change in research and development expenses in 2012 compared to 2011, there was a further increase in the average salary in Romania, offset by the decrease in R&D headcount and the increase in customization services. The increase in our research and development expenses by 6.4% in 2013, compared to 2012, was primarily due to the increase in research and development related payroll expenses. The increase in payroll reflects the increase in the average salary, mainly in Romania, expansion in R&D personnel required to improve and expand our product offering, and the devaluation of the U.S. dollar in relation to the NIS and the Euro. We expect cost of employment to be significantly higher in the future, as the global need for software engineers constantly grows and more European companies adopt near-shore outsourcing. Research and development expenses as a percentage of revenues decreased from 24.7% in 2011 to 23.0% in 2012 as engineering efforts were allocated more to customizations for new and existing customers. Research and development expenses as a percentage of revenues increased from 23.0% in 2012 to 27.2% in 2013 as the result of the above-mentioned decrease in our revenues and the increase in the research and development-related payroll expenses.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $2.0 million in 2011 to $1.5 million in 2012 mainly due to a decrease in the cost attributable to payroll and related expenses of our employees engaged in selling and marketing resulting from a decrease in the total number of employees engaged in selling and marketing and a decrease in commission expenses. Selling and marketing expenses increased from $1.5 million in 2012 to $1.7 million in 2013 mainly due to an increase in sales commission expenses. Selling and marketing expenses as a percentage of revenues decreased from 10.6% in 2011 to 7.5% in 2012 mainly due to timing of commission payments and related revenue recognition. Selling and marketing expenses as a percentage of revenues increased from 7.5% in 2012 to 9.2% in 2013 mainly due to an increase in sales commissions related to significant new contracts signed in 2013 which were not yet recognized as revenue.

General and Administrative Expenses. General and administrative expenses remained almost the same in 2012 compared to 2011, and decreased from $1.8 million in 2012 to $1.7 million in 2013. This decrease reflects mainly the decrease in allowance for doubtful accounts.

Impairment of Goodwill and another Intangible Asset. No impairment of goodwill was required following the impairment test performed during the years 2011, 2012, and 2013.

Financial Income (Expenses). In 2011, financial income consisted of interest income incurred mainly on short-term bank deposits and available for sale securities in the amount of approximately $311,000, offset by negative currency exchange rate fluctuations, bank charges and realized loss on sale of available for sale securities in the amount of approximately $140,000. In 2012, financial income consisted of interest income incurred mainly on short-term bank deposits and available for sale securities and positive currency exchange rate fluctuations in the amount of approximately $330,000, offset by bank charges and a realized loss on the sale of available for sale securities in the amount of approximately $32,000. In 2013, financial income consisted of interest income incurred mainly on short-term bank deposits, marketable and available for sale securities and positive currency exchange rate fluctuations in the amount of approximately $182,000, offset by bank charges in the amount of approximately $19,000.

Income Tax Expense (Benefit). Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included within our consolidated balance sheet. In 2011 we had an income tax benefit of $185,000 due to an increase of deferred income taxes of $277,000, offset by current taxes on income of $92,000. The deferred tax asset represents expenses that were already recognized for accounting purposes but will be recognized for tax purposes only in future years. In 2012 our income tax expenses in the amount of $392,000 included deferred tax expenses in the amount of $138,000. In 2013 our income tax expenses in the amount of $137,000 were comprised of current tax expenses in the amount of $187,000 and taxes in respect of previous years in the amount of $107,000, offset by an increase in deferred taxes in the amount of $157,000.

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in note 1 to the consolidated financial statements contained in Item 18. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2013, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2013 the fair value of the reporting unit Sentori exceeded its carrying value by approximately 99%.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in note 1 to the consolidated financial statements.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2013 the majority of our revenues were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

Any increase in the value of the NIS and/or Euro in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our expenses. Because exchange rates between the NIS and Euro to the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B.	Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing, the first in 1997 (with a follow-on in 1999) and the second in 2000 and our initial public offering in 2000, which raised total net proceeds in the amount of $44.3 million.

As of December 31, 2013, we had approximately $8.2 million in cash and cash equivalents, and our working capital was $14.8 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are nominated in U.S. dollars.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2011 was $4.4 million, attributable to our net income of $4.3 million, non-cash related items, net, in the amount of $0.4 million, and to a net increase in operating assets and liabilities items in the amount of $0.3 million. Net cash provided by operating activities in 2012 was $4.9 million, attributable to our net income of $4.3 million and non-cash related items, net, in the amount of $0.6 million. Net cash provided by operating activities in 2013 was $5.2 million, attributable to our net income of $2.2 million, non-cash related items, net, in the amount of $0.2 million, and a net increase in operating assets and liabilities items in the amount of $2.8 million.

The increase in net cash provided by operating activities of $0.6 million from 2011 to 2012 reflects mainly an increase in deferred income taxes, net of approximately $0.4 million (expenses of $138,000 in 2012 compared to income of $277,000 in 2011) and changes in several operating asset and liability items of $0.2 million. The increase in net cash provided by operating activities of $0.3 million from 2012 to 2013 reflects mainly a decrease in our net income of $2.1 million, an increase in deferred income taxes, net of approximately $0.3 million (income of $157,000 in 2013 compared to expenses of $138,000 in 2012) and a net increase in operating assets and liabilities items (mainly in deferred revenues) of $2.8 million.

Net Operating Working Capital

As of December 31, 2012, the net operating working capital was $17.2 million compared with $17.0 million as of December 31, 2011. The increase of $0.2 million is comprised of an increase in cash and cash equivalents and other short term investments in the amount of $0.3 million and decreases of $1.0 million in accounts receivables and $0.5 million in prepaid expenses, while accounts payables decreased by $0.7 million and deferred revenues decreased by $0.7 million. As of December 31, 2013, the net operating working capital was $14.8 million compared with $17.2 million as of December 31, 2012. The decrease of $2.4 million was mainly due to an increase in deferred revenues in the amount of approximately $2.5 million and an increase of approximately $0.5 million in total current assets, while accounts payables increased by approximately $0.4 million.

Cash Deposits

As of December 31, 2013, we had approximately $8.3 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2013, we held marketable securities of approximately $2.8 million (consisting mainly of municipal bonds which are held for trading).

Net Cash Provided by/Used in Investing Activities. In 2011, we increased our investments in short-term bank deposits by $1.4 million and used $0.4 million for capital expenditures. In addition, in 2011, we purchased security bonds in the amount of $2.5 million and we received $1.4 million from selling a portion of them. In 2012, we increased our investments in short-term bank deposits by $1.3 million, we used $0.2 million for capital expenditures and we received $0.4 million from selling the short-term available for sale securities. In 2013, we increased our investments in short-term bank deposits by $2.6 million, invested in marketable securities in the amount of $2.8 million and used $0.2 million for capital expenditures.

Net Cash Provided by/Used in Financing Activities. In 2011, our financing activities used $5.6 million due to a cash dividend of $6.0 million, offset by $0.4 million in proceeds from the exercise of employee stock options. In each of 2012 and 2013, our financing activities used $4.5 million due to a cash dividend of $4.5 million.

Capital Expenditures. In 2011, the aggregate cash amount of our capital expenditures was $0.4 million, in 2012 it was $0.2 million, and in 2013 it was $0.2 million. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of approximately $3.09 per share to our shareholders including $0.32 per share in 2011, $0.24 per share in each of 2012 and 2013, and $0.24 per share so far in 2014. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

Share Repurchase. As of December 31, 2013, we have repurchased an aggregate amount of 3,165,092 ordinary shares, for a total consideration of approximately $2.8 million. As of August 1, 2012, we have the authority to use an additional $1.8 million for share repurchases.

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

We invested in research and development $4.7 million or 24.7% of revenues in 2011, $4.6 million or 23.0% of revenues in 2012 and $5.0 million or 27% of revenues in 2013. We expect the cost of research and development percentage of revenue to slightly decrease in the long term.

Our engineering department comprised approximately 243 employees at the end of 2013.

D.	Trend Information

Our billing and customer care solutions target tier 2 and tier 3 service providers. The trend that we believe is currently driving the market is eliminating niche solutions and replacing multiple platforms with one convergent real time billing solution. The need for comprehensive billing solutions is also driven by the market trend that requires service providers to introduce new services more rapidly, to be innovative in creating new product offers and to optimize business processes for maximum efficiency.

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

Another trend that we expect will have an impact on our business is the growing acceptance of Software as a Service (SaaS) model, as both carriers and enterprises are looking at different options of leveraging cloud solutions to fulfill their business needs.

Unified communications (UC) is an increasingly important investment for organizations looking to improve productivity and responsiveness while reducing their IT costs. The convergence of voice, video, and data communications around a shared IP-based infrastructure - allowing users to easily make a call, send a message, or join an audio or video conference - is bringing benefits to businesses of various sizes, industries and geography.

The new business models include Unified Communications as a Service (UCaaS) or Billing as a Service (BaaS) along the Managed Services model we support already.

Our goal is to develop marketing and sales relationships with the vendors of UCaaS under which our UC solutions (enterprise software) will be sold as part of these vendors’ offering. This requires us to develop new sales channels, and this process is time consuming and requires the investment of some resources to conclude the necessary agreements and to certify and train these new channel partners.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Operating Lease Obligations	$815	$609	$206	0	0
Purchase Obligations	0	0	0	0	0
Total	$815	$609	$206	0	0

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	56	President and Chief Executive Officer, Director
Aviram Cohen	37	Chief Financial Officer
Doron Segal	49	Vice President – Engineering and Chief Technology Officer
Tal Shain	46	Vice President – Professional Services
Shoval Cohen Nissan	39	IT Director
Gilad Parness	45	VP Enterprise Solutions
Liviu Serea	59	General Manager, MIND Romania
Danny Engle	45	Vice President – Sales for North America
Mihail Rotenberg	62	Chairman of the Board
Menahem Shalgi	64	Director
Rimon Ben – Shaoul	69	Director

On March 31, 2014, Mr. Amnon Neubach, who served as one of our external directors since 2001, resigned from our board of directors following his appointment as Chairman of the Board of the Tel Aviv Stock Exchange.

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

Gilad Parness. Mr. Parness joined MIND in 2004 as a team leader in the MINDBill Support. He was promoted to Support Manager and later to Director Professional Services leading the Sentori support team in 2007, and in 2009 joined our Sales and Account Management. In February 2014 Mr. Parness was promoted to VP Enterprise Solutions and now leads both the engineering and the sales teams. Mr. Parness holds a Software Engineering degree from Tel Chai College.

Liviu Serea. Mr. Serea has served as General Manager of our Romania office since January 2001. Before joining MIND, for over five years Mr. Serea managed a local company involved in hardware assembly, distribution and support. Mr. Serea holds a M.Sc. Degree in Electronics and Telecommunications from the Politechnic Institute, Iasi, Romania.

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

Rimon Ben-Shaoul. Mr. Ben-Shaoul has served as an external director of our company since 2010 and from 2002 to 2008. Mr. Ben-Shaoul served as the CEO of Polar Communications Ltd. from 2004 to February 2013 and serves as the Chairman of T.A.T. Technologies Ltd. and of Grand Automotive Ltd. Mr. Ben-Shaoul has served as a director of NICE Systems Ltd. since 2001 and also serves as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University.

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

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2013 was approximately $1.45 million, including approximately $90,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2013, we did not grant to our executive officers any options to purchase our ordinary shares.

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

On June 24, 2013, at our 2013 annual general meeting of shareholders, our shareholders approved a new compensation policy for directors and officers.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2016, Class II in 2014 and Class III in 2015. Monica Iancu is a member of Class I, Mihail Rotenberg is a member of Class II and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

The initial term of an external director is three years and may be extended for up to two additional terms of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each in certain circumstances described below. Mr. Neubach was re-elected to a fifth term as an external director on June 24, 2013. Mr. Menahem Shalgi was re-elected to a third term as an external director on September 27, 2011. Mr. Rimon Ben-Shaoul was elected to a second term as an external director on June 24, 2013. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting experience, as defined in the regulations, which our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise.

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

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors that exercises a power of the board of directors is required to include at least one external director, except for the audit committee and the compensation committee, each of which is required to include all the external directors.

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

Under the Companies Law, at least once every three years our compensation committee is required to propose for shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the compensation policy and examine its implementation and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors.

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

Office Holder Compensation

In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company, in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2011	2012	2013
Approximate numbers of employees by geographic location
Israel	55	54	53
Romania	256	279	296
United States	6	5	3
United Kingdom	2	1	-
Total workforce	319	339	352
Approximate numbers of employees by category of activity
General and administration	14	15	13
Research and development	212	233	243
Professional services and customer support	80	81	86
Sales and marketing	13	10	10
Total workforce	319	339	352

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, pension plans and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.33% of base salaries. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute equal up to approximately 18.5% of base salaries, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 5.0% of his or her base salary and we contribute 13.3% or 13.8% (and such contributions include contributions towards the severance component). Each employee who agrees to participate in the Pension Fund contributes 5.0% or 7.0% of his or her base salary and we contribute 13.3% or 15.8% (and such contributions include contributions towards the severance component). Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes up to 2.5% of base salary and we contribute up to 7.5%.

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

As of April 1, 2014, Monica Iancu beneficially owned 3,854,000, or 20.4%, of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

We have established stock option plans to provide for the issuance of options to our directors, officers and employees. As these plans expired on December 31, 2010, a new share incentive plan was adopted by our shareholders at our 2011 annual general meeting (the “2011 Share Incentive Plan” Under the 2011 Share Incentive Plan, our ordinary shares and/or options to purchase our ordinary shares may be issued from time to time to our directors, officers, employees, consultants and contractors at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. Unless otherwise is determined by our Board, any award granted under the 2011 Share Incentive Plan will have a four-year vesting schedule, such that 50% of the award will vest on the second anniversary of the commencement date and 25% of the award will vest on each of the third and fourth anniversaries of the commencement date, and the exercise price will be equal to the average closing price per share of our ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such award. The total pool of shares reserved for the 2011 Share Incentive Plan permits the issuance of shares and/or options to acquire up to 1,800,000 ordinary shares.

As of April 1, 2014, options to purchase 417,000 ordinary shares were outstanding and options for 1,485,790 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options.

On February 22, 2011, Monica Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on NASDAQ up to 2,800,000 ordinary shares held by her pursuant to the guidelines set forth therein.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2014, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,854,000	(2)	20.4%
Renaissance Technologies LLC	1,266,589	(3)	6.7%

_________________________

(1)	Based on 18,934,918 ordinary shares outstanding on April 1, 2014.
(2)	Based on a Schedule 13G/A filed with the SEC on May 4, 2011.
(3)	Based on a Schedule 13G/A filed with the SEC on February 13, 2014.

As of April 1, 2014, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 15,007,546 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

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

Period	High	Low
Last six months:
March 2014	2.32	1.90
February 2014	2.19	2.05
January 2014	2.18	2.01
December 2013	2.03	1.85
November 2013	2.09	1.68
October 2013	1.71	1.65

Last nine quarters:
Q1 2014	2.32	1.90
Q4 2013	2.09	1.65
Q3 2013	1.85	1.65
Q2 2013	2.00	1.72
Q1 2013	2.26	1.86
Q4 2012	2.13	1.89
Q3 2012	1.94	1.65
Q2 2012	1.92	1.64
Q1 2012	2.76	1.80

Last five years:
2013	2.26	1.65
2012	2.76	1.64
2011	3.50	1.66
2010	2.60	0.95
2009	1.74	0.59

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 25% for the 2013 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

General

The Law for Encouragement of Capital Investments, 1959, or the Investments Law, as in effect until 2005, provided that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise”. Please see discussion below regarding a reform of the Investments Law that came into effect in 2011.

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

We paid dividends to our shareholders in the amounts of $4.5 million, $4.5 million and $6.0 million during 2013, 2012, and 2011, respectively. Since at the time of 2011 distributions we had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law. In April 2014 we distributed to our shareholders approximately $4.5 million and tax was withheld at a rate of 25%.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•	A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate was 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2014 and onwards the reduced tax rate will be 9% for development area A and 16% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

•	A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company. Under a later amendment of the Investments Law, the dividend withholding tax rate of 15% was increased to 20% for dividends paid from preferred income that accrued from the tax year 2014 and onwards.

•	A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

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

Following our 2011 request to the Israeli tax authorities for applying the new benefits under the 2011 Amendment, we applied in 2013 for a tax ruling with respect to 2012 and future years. At the beginning of 2014, we obtained the ruling, which provides that the portion of our income attributed to the Preferred Enterprise (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of our employees in Israel and abroad. According to the ruling, our tax rate on income in Israel in 2013 was approximately 20%.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year (NIS 811,560 in the 2014 tax year)), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Residents of Israel

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.- Israel Tax Treaty”), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

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

Dividend Taxation

Income Taxes on Dividends Distributed by the Company to Israeli Residents

As of January 1, 2012, the distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under a Preferred Enterprise tax status of the Company to individuals is subject to withholding tax at the rate of 15% (20% for income accrued in the 2014 tax year and onwards).

In addition, if an Individual Israeli shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the dividend (not sourced from Preferred Enterprise income) will be 30%.

For information with respect to the applicability of High Income Tax on distribution of dividends, see "Capital Gains Tax on Sales of Our Ordinary Shares - Taxation of Israeli Residents".

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Preferred Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 25%-30% as of January 1, 2012. The portion of dividends paid out of profits earned under a Preferred Enterprise tax status of the Company is subject to withholding tax at the rate of 15% (20% for income accrued in the 2014 tax year and onwards).

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

Otherwise, the usual rates apply. Dividends paid to such U.S. corporation from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved or Preferred Enterprise will be subject to a 15% tax rate.

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

Distributions on Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies" below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for "qualified dividend income" and long-term capital gains is generally 20%. For this purpose, "qualified dividend income" means, inter alia, dividends received from a "qualified foreign corporation." A "qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2013.

Currency	Current Monetary Assets (Liabilities)-net
($ in thousands)
NIS	148
Euro	1,222
Romanian Ron	(87)
Other non-dollar currencies	2,435
3,718

Our annual expenses paid in NIS are approximately $5.0 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $50,000 for the year ended December 31, 2013.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2013, we held short term investments (mainly highly-rated municipal bonds) of approximately $2.8 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.3 million.

As of December 31, 2013, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2013. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2013 and concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2013 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Following the resignation on March 31, 2014 of  Mr. Amnon Neubach,  our “audit committee financial expert”, as defined by the SEC rules, our board of directors is expected to designate a new "audit committee financial expert" at its next meeting.

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

In the annual meeting held on June 24, 2013, our shareholders re-appointed Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2012	2013
Audit Fees	$77,530	$74,063
Audit-Related Fees	0	0
Tax Fees	$7,172	$15,853
Total	$84,702	$89,916

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

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders' Meetings and Resolutions”, and rather than comply with the Nasdaq requirement relating to compensation committees our audit committee serves as our compensation committee in accordance with the Companies Law, as described in Item 6 "Directors, Senior Management and Employees - Board Practices". In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Item 16H.	Mine Safety Disclosure

                Not Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-26 of this annual report attached hereto.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2***	Articles of Association, as amended
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4	Compensation Policy of Directors and Officers, as adopted June 24, 2013
8	List of Subsidiaries
11***	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu
101

The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language):

(i) Consolidated Balance Sheets at December 31, 2013 and 2012;

(ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011;

(iii) Consolidated Comprehensive Income for the years ended December 31, 2013, 2012 and 2011;

(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011;

(v) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and

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
Title: President & CEO
Date: April 10, 2014

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2013

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2013

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MIND C.T.I.

We have audited the accompanying consolidated balance sheets of MIND C.T.I. ("the Company") and its subsidiaries as of December 31, 2013 and 2012 and the consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel April 10, 2014

MIND C.T.I. LTD

CONSOLIDATED BALANCE SHEETS

		December 31,
		2013	2012
	Note	U.S. $ in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	9a	$8,212	$13,310
Short term bank deposits		8,266	5,567
Marketable securities	2a	2,836	-
Accounts receivable, net	9b
Trade		1,241	850
Other		165	159
Prepaid expenses		221	95
Deferred cost of revenues		63	584
Deferred taxes	8d	256	124
Inventory		10	13
Total current assets		21,270	20,702

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	2b	517	504
Severance pay fund	5	1,673	1,399
Deferred cost of revenues		44	-
Deferred taxes	8d	40	15
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3	650	681
GOODWILL	4	5,430	5,430
Total assets		$29,624	$28,731

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$525	$113
Other	9c	1,153	1,151
Deferred revenues		4,796	2,259
Total current liabilities		6,474	3,523

LONG TERM LIABILITIES:
Deferred revenues		357	487
Employees' rights upon retirement	5	1,804	1,615
Total liabilities		8,635	5,625

SHAREHOLDERS’ EQUITY:	7
Share capital		54	54
Additional paid-in capital		30,196	30,138
Accumulated other comprehensive income		31	17
Differences from translation of foreign currency financial statements of a subsidiary		(958)	(1,043)
Treasury shares		(2,287)	(2,360)
Accumulated deficit		(6,047)	(3,700)
Total shareholders’ equity		20,989	23,106

Total liabilities and shareholders’ equity		$29,624	$28,731

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2013	2012	2011
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$4,613	$5,960	$5,154
Services		13,867	14,249	13,759
		18,480	20,209	18,913
COST OF REVENUES
Cost of sales of licenses		421	853	398
Cost of services		7,450	6,999	6,078
		7,871	7,852	6,476

GROSS PROFIT		10,609	12,357	12,437

RESEARCH AND DEVELOPMENT EXPENSES	10b	5,030	4,643	4,673

SELLING AND MARKETING EXPENSES	10c	1,694	1,524	1,995

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,726	1,818	1,834

OPERATING INCOME		2,159	4,372	3,935

FINANCIAL INCOME - net	10e	163	298	171

INCOME BEFORE TAXES ON INCOME		2,322	4,670	4,106
INCOME TAX EXPENSE (BENEFIT)	8e	137	392	(185)

NET INCOME FOR THE YEAR		$2,185	$4,278	$4,291

EARNINGS PER ORDINARY SHARE -	10f
Basic and diluted		$0.12	$0.23	$0.23

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS
PER ORDINARY SHARE - IN THOUSANDS	10f

Basic		18,869	18,767	18,679

Diluted		18,890	18,846	18,803

The accompanying notes are an integral part of the financial statements.

F-4

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	U.S. dollars in thousands

Comprehensive Income
Net Income	$2,185	$4,278	$4,291

Other Comprehensive Income (Loss)
Currency translation adjustments	85	106	(9)
Unrealized gain (loss) from available-for-sale securities	14	87	(70)
Total Other Comprehensive Income (Loss)	99	193	(79)

Total Comprehensive Income	$2,284	$4,471	$4,212

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	Outstanding		paid-in	comprehensive	Accumulated	Treasury
	of shares	Amount	capital	Income (loss)	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2011	18,495	$54	$35,633	$(1,140)	$(7,764)	$(2,800)	$23,983
CHANGES DURING 2011:
Comprehensive income (loss)	-	-	-	(79)	4,291	-	4,212
Dividend paid (Note 7c)	-	-	(5,968)	-	-	-	(5,968)
Stock- based compensation granted to a customer	-	-	332	-	-		332
Employees share based compensation expenses	-	-	61	-	-	-	61
Exercise of options from treasury stock issued to employees	235	-	-	-	-	399	148
BALANCE AS OF DECEMBER 31, 2011	18,730	54	30,058	(1,219)	(3,473)	(2,401)	23,019
CHANGES DURING 2012:
Comprehensive income	-	-	-	193	4,278	-	4,471
Dividend paid (Note 7c)	-	-	-	-	(4,505)	-	(4,505)
Employees share based compensation expenses	-	-	80	-	-	-	80
Exercise of options from treasury stock issued to employees	51	-	-	-	-	41	41

BALANCE AS OF DECEMBER 31, 2012	18,781	54	30,138	(1,026)	(3,700)	(2,360)	23,106
CHANGES DURING 2013:
Comprehensive income	-	-	-	99	2,185	-	2,284
Dividend paid (Note 7c)	-	-	-	-	(4,532)	-	(4,532)
Employees share based compensation expenses	-	-	58	-	-	-	58
Exercise of options from treasury stock issued to employees	104	-	-	-	-	73	73

BALANCE AS OF DECEMBER 31, 2013	18,885	$54	$30,196	$(927)	$(6,047)	$(2,287)	$20,989

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2013	2012	2011
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,185	$4,278	$4,291
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization (see Note 3)	250	270	295
Financial loss (income) from available for sale securities	1	(3)	47
Deferred income taxes, net	(157)	138	(277)
Accrued severance pay	77	147	(138)
Unrealized loss from marketable securities, net	6	-	-
Capital loss (gain) on sale of property and equipment, net	(5)	14	(19)
Employees share based compensation	58	80	61
Stock- based compensation granted to a customer (deducted from revenues)	-	-	332
Realized loss on sale of available for sale securities	-	24	61
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(390)	913	(168)
Other	(15)	149	(167)
Decrease (increase) in prepaid expenses and deferred cost of revenues	351	456	(705)
Decrease in inventories	3	16	1
Increase (decrease) in accounts payable and accruals:
Trade	412	(639)	505
Other	1	(65)	(22)
Increase (decrease) in deferred revenues	2,413	(842)	288
Net cash provided by operating activities	5,190	4,936	4,385

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available for sale securities	-	-	(2,505)
Proceeds from sale of available for sale securities	-	444	1,445
Purchase of property and equipment	(240)	(169)	(401)
Severance pay funds	(162)	(174)	191
Investment in short-term bank deposits	(2,559)	(1,258)	(1,393)
Investments in marketable securities	(2,842)	-	-
Proceeds from sale of property and equipment	26	84	79
Net cash used in investing activities	(5,777)	(1,073)	(2,584)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	73	41	399
Dividend paid	(4,532)	(4,505)	(5,968)
Net cash used in financing activities	(4,459)	(4,464)	(5,569)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(52)	45	52

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,098)	(556)	(3,716)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,310	13,866	17,582

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$8,212	$13,310	$13,866
SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON-CASH ACTIVITIES-
Taxes paid	$95	$113	$72
Supplier credit granted to the company for property and equipment investments	$-	$-	$39

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

f.	Marketable securities

Marketable securities are classified as "financial assets held at fair value through profit or loss" when held for trading or are designated upon initial recognition as financial assets at fair value through profit or loss.

Financial asset at fair value through profit or loss is shown at fair value. Any gain or loss arising from changes in fair value, including those originating from changes in exchange rates is recognized in profit or loss in the period in which the change occurred. Net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

g.	Available-for-sale financial assets (AFS financial assets):

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

h.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories consist of acquired hardware.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Property and equipment:

1)	These assets are stated at cost less accumulated depreciation.

2)	The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15-33
(mainly 33)
Office furniture and equipment	6-7
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

j.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under ASC 350 (formerly SFAS No. 142), goodwill is not amortized but rather tested for impairment at least annually. The Company performs annual testing for impairment of the goodwill during the third quarter of each year, see also Note 4.

k.	Income taxes:

1)	Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not, that such asset will not be realized.

2)	The Company adopted the provisions of Financial Accounting Standards Board (FASB) interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740-10 on January 1, 2007.

l.	Revenue recognition:

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

The Company applies the provisions of Statement of ASC 985-605, "Revenue Recognition" (formerly SOP No. 97-2) and ASC 605-35, "Construction-Type and Production-Type Contracts" (formerly SOP No. 81-1), as follows:

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Revenue recognition: (continued)

i)	Licenses

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

Deferred costs of revenues are presented net of related advances from customers.

m.	Research and development expenses:

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

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Allowance for doubtful accounts:

The allowance is determined for specific debts doubtful of collection.

o.	Stock based compensation:

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

p.	Earnings (loss) per share ("EPS"):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

q.	Treasury shares:

Treasury shares are presented as a reduction in shareholders' equity, at their cost to the Company, under "Treasury shares".

r.	Concentration of credit risks:

Most of the Company’s and its subsidiaries' cash and cash equivalents as of December 31, 2013 and 2012 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company's revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Recently issued accounting pronouncements:

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

•	Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements.
•	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

The ASU does not change the current U.S. GAAP requirements, for either public or nonpublic entities, for interim financial statement reporting of comprehensive income. That is, a total for comprehensive income must be reported in condensed interim financial statements in either (1) a single continuous statement or (2) two separate but consecutive statements. However, public entities would also need to include information about (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI in their interim reporting periods. ASU 2013-02 is effective for annual and interim reporting periods beginning after December 15, 2012. Adoption of this guidance did not have a significant impact on the determination or reporting of the Company’s financial results.

In July 2013, the FASB issued ASU No. 2013-11 amending requirements for the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU No. 2013-11 requires entities to present in the financial statements an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward except to the extent such items are not available or not intended to be used at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position. In such instances, the unrecognized tax benefit is required to be presented in the financial statements as a liability and not be combined with deferred tax assets. ASU No. 2013-11 is effective for annual and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 had no impact on our financial condition, results of operations, or cash flows.

NOTE 2 - AVAILABLE FOR SALE SECURITIES AND MARKETABLE SECURITIES

		December 31
	Maturity year	2013	2012
		U.S. dollars in thousands

Short-term: (a)
Municipal bond		$2,757	$-
Corporate bond		79	-
		$2,836	$-

Long-term - security bond (b)	Perpetual	$517	$504

a.	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated single-A or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio based on quoted prices in active markets.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	AVAILABLE FOR SALE SECURITIES AND MARKETABLE SECURITIES (continued)

b.	As of December 31, 2013 the company held a long term security bond which is classified as available for sale security and is presented in its fair value. The fair value of the available for sale securities based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC820).

NOTE 3 -	PROPERTY AND EQUIPMENT

a.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2013	2012
	U.S. dollars in thousands
Computers and electronic equipment	$1,462	$4,070
Land	263	263
Office furniture and equipment	162	358
Vehicles	152	227
Leasehold improvements	8	8
	2,047	4,926
Less - accumulated depreciation and amortization	1,397	4,245
	$650	$681

b.	Depreciation and amortization expenses totaled $250 thousand, $270 thousand and $295 thousand in the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 4 -	GOODWILL

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

The Company performed the annual impairment tests during the third quarter of 2013, 2012 and 2011 and did not identify any impairment losses.

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

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31
	2013	2012
	U.S. dollars in thousands

Accrued severance pay	$1,804	$1,615
Less - amounts funded (presented in “Investment and other non-current assets”)	(1,673)	(1,399)
Unfunded balance	$131	$216

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $139 thousand, $142 thousand and $290 thousand in the years ended December 31, 2013, 2012 and 2011, respectively.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

The Company and its subsidiaries entered into premises lease agreements that will expire between 2014 to 2015.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2013, are as follows:

U.S. dollars in thousands
Years ending December 31:
2014	$609
2015	206
$815

Rental expense totaled $581 thousand, $571 thousand, and $585 thousand in the years ended December 31, 2013, 2012 and 2011, respectively.

b.	Contingent liabilities:

The Company has provided bank guarantees relating to future performance on certain contracts. As of December 31, 2013, contingent liabilities on outstanding bank guarantees aggregated to an amount of approximately $73 thousand. These amounts are secured by bank deposits.

NOTE 7 -	SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO.

b.	Treasury shares:

In September 2008, the Company’s Board of Directors authorized a plan for the repurchase of up to 2,100,000 of the Company’s ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, the Company had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, the Company’s Board of Directors authorized additional repurchase transactions of the Company’s shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. As of December 31, 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares at a total purchase price of $2.8 million. In November, 2009 the Company’s Board of Directors authorized a new plan for the repurchase of the Company’s ordinary shares in the open market, in an amount in cash of up to $1.8 million and in February 2010 this repurchase was approved by an Israeli court in accordance to the Israel Companies Law. The Company’s Board of Directors authorized on August 1st, 2012 to reactivate the plan for the repurchase of the Company's ordinary shares in the open market, in an amount in cash of up to $1.8 million. There are no additional buyback plans. As of December 31, 2013, no repurchases have been made under this new plan. As of December 31, 2013 the treasury shares amounted to $2.29 million after exercise of options from treasury stock issued to employees in the amount of $73 thousand, $41 thousand and $399 thousand in 2013, 2012 and 2011 respectively.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	SHAREHOLDERS’ EQUITY (continued)

c.	Dividend:

Dividends paid per share in the years ended December 31, 2013, 2012 and 2011 were $0.24, $0.24 and $0.32, respectively.

The Company paid dividends to its shareholders in the amounts of $4.5 million, $4.5 million and $6.0 million during 2013, 2012 and 2011, respectively. Since at the time of 2011 distribution the Company had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law.

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

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the above mentioned plans vest over 3-5 years. Options not exercised will expire approximately 5-7 years after they are granted.

The compensation costs charged against income for all of the Company's equity remuneration plans during 2013, 2012 and 2011 were approximately $58 thousand, $80 thousand and $61 thousand, respectively without any reduction in income taxes.

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

The following is a summary of the status of the 1998 Plan, 2000 plan and 2011 Share Incentive Plan as of December 31, 2013, 2012 and 2011, and changes during the years ended on those dates:

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	SHAREHOLDERS’ EQUITY (continued)

d.	Stock option plans: (continued)

1)
	Years ended December 31
	2013		2012		2011
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	588,700	$1.87	817,200	$2.06	837,400	$2.45
Changes during year: Granted (a)	96,000	$2.16	18,000	$2.41	334,000	$1.71
Exercised	(103,500)	$0.70	(51,500)	$0.78	(235,000)	$1.70
Forfeited	(36,000)	$1.94	(2,000)	$1.04	(1,000)	$2.77
Expired	(85,200)	$3.24	(193,000)	$3.33	(118,200)	$4.02
Options outstanding at end of year	460,000	$1.93	588,700	$1.87	817,200	$2.06

Options exercisable at end of year	193,000	$1.95	228,700	$2.03	367,700	$2.77

Weighted average grant date fair value of options granted during the year (b)		$0.41		$0.52		$0.59

(a)	In 2013 and 2012 the options were granted with an exercise price equal to the average closing price per share of the Company ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option.

In 2011 the options were granted with an exercise price equal to the average closing price per share of the Company ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option or with an exercise price equal to Par value of NIS 0.01.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	SHAREHOLDERS’ EQUITY (continued)

d.	Stock option plans: (continued)

1)	(continued)

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2013	2012	2011

Dividend yield	11%	10%	10%

Expected volatility*	49%	58%	59%

Average risk-free interest rate	0.8%	0.9%	1.0%

Expected average term - in years	3.88	3.88	3.83

*	Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.

As of December 31, 2013 there were approximately $65 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 0.82 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2013:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	At	remaining	average	At	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2013	life	price	2013	life	Price
		Years			Years

$ 0.003 – 1.800	60,000	1.46	$1.20	40,000	1.20	$1.80
$ 1.939 – 2.410	400,000	2.76	$2.04	153,000	2.65	$1.99
	460,000	2.59	$1.93	193,000	2.35	$1.95

NOTE 8 -	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

On July 30, 2013 the Knesset passed a Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) — 2013. As part of the legislation, the Law for the Encouragement of Capital Investments was amended so that the tax rate applicable to a preferred enterprise in this period in Development Area A will be 9% and the tax rate in other parts of the country will be 16%. Similarly, it was determined that the tax rate on dividends distributed to individuals and foreign residents out of preferred income will be increased to 20% as from January 1, 2014 as opposed to the current rate of 15%.

The following table summarise the reduced flat tax rate with respect to the income attributed to the Preferred Enterprise:

Tax Year	Development Region “A”	Other Areas within Israel

2011-2012	10%	15%
2013	7%	12.5%
2014 onwards	9%	16%

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TAXES ON INCOME (continued)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959: (continued)

2)	Tax benefits under the 2011 Amendment (continued)

The Company is located in Development Region "A" and during 2011 had chosen the status of the 2011 Amendment.

If only a portion of the company's capital investments is approved, its effective tax rate will be the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Preferred Enterprise. Income derived from activity that is not integral to the activity of the Preferred Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions under the Investment Law and related regulations.

During 2013, the Company applied for a tax ruling with respect to 2012 and future years. At the beginning of 2014, we obtained the ruling, which provides that the portion of our income attributed to the Preferred Enterprise (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of our employees in Israel and abroad. According to the ruling, our tax rate on income in Israel in 2013 was approximately 20%.

c.	Other applicable tax rates:

1)	Income from other sources in Israel

On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% as from 2012.

As part of the mentioned above law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) — 2013 the corporate tax rate has increased to 26.5% as from January 1, 2014 and thereafter.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

d.	Deferred income taxes:
		December 31
		2013	2012
		U.S. dollars in thousands
1)	Provided in respect of the following:

	Research and development expenses	$61	$103
	Allowance for doubtful accounts	-	12
	Carryforward tax losses	2,450	2,074
	Other	102	24
	Less- valuation allowance	(2,317)	(2,074)
		$296	$139

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TAXES ON INCOME (continued)

d.	Deferred income taxes: (continued)

2)	As of December 31, 2013, the carryforward tax losses are related mainly to the company subsidiaries (in the U.S. and U.K.) and amounted to approximately $7.8 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses of the company subsidiaries. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.	Taxes on income included in the statements of operations:

1)	As follows:
	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Current:
In Israel	$116	$88	$43
Outside Israel	71	96	49
	187	184	92
Taxes in respect of previous years	107	70	-
Deferred in Israel	(157)	138	(277)
	$137	$392	$(185)

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:
	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$2,322	$4,670	$4,106
Theoretical tax expense	581	1,168	985
Less - tax benefits arising from approved
enterprise status, see a. above	(60)	(410)	-
	521	757	985
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	60	11	18
Taxes in respect of previous years	107	70	-
Changes in valuation allowance	243	351	(3,283)
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	(794)	(797)	2,095
Taxes on income for the reported year	$137	$392	$(185)
* As follows:
Taxable in Israel	$1,325	$2,734	$3,418
Taxable outside Israel	997	1,936	688
	$2,322	$4,670	$4,106

f.	Tax assessments:

The Company has received final assessments from the tax authorities, through the year ended December 31, 2011. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash and cash equivalents:

The balance as of December 31, 2013 and 2012 includes $3.8 million and $7.8 million, respectively, of highly liquid bank deposits. The deposits are mainly denominated in dollars and, as of December 31, 2013, bear weighted average annual interest of 0.38%.

b.	Accounts receivable:

1)	Trade:
	December 31,
	2013	2012
	U.S. dollars in
	thousands

Open accounts	$1,241	$1,177
Less - allowance for doubtful accounts *	-	(327)
	$1,241	$850

*	The changes in allowance for doubtful accounts are composed as follows:

	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Balance at beginning of year	$327	$308	$435
Increase (decrease) during the year	-	66	(15)
Bad debt written off	(327)	(47)	(112)
Balance at end of year	$-	$327	$308

2)	Other:
	December 31,
	2013	2012
	U.S. dollars in
	thousands

Government of Israel	$19	$92
Employees	28	20
Sundry	118	47
	$165	$159

c.	Accounts payable and accruals - other:
	December 31,
	2013	2012
	U.S. dollars in
	thousands

Payroll and related expenses	$515	$384
Government institutions	377	416
Accrued vacation pay	104	93
Accrued expenses and sundry	157	258
	$1,153	$1,151

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company's revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

Following are data regarding revenues classified by product lines:

	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Product line “A”	$14,210	$15,707	$14,804
Product line “B”	4,270	4,502	4,109
	$18,480	$20,209	$18,913

2)	Following are data regarding geographical revenues classified by geographical location of the customers:
	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

United States	$11,809	$10,882	$9,405
United Kingdom	1,221	668	403
Italy	9	434	1,542
Rest of Europe	2,528	4,143	4,740
Israel	1,768	3,045	1,551
Other	1,145	1,037	1,272
	$18,480	$20,209	$18,913

Property and equipment - by geographical location:

	December 31
	2013	2012
	U.S. dollars in
	thousands

Israel	$250	$292
Romania	395	381
United Kingdom	-	2
United States	5	6
	$650	$681

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA (continued)

b.	Research and development expenses:
	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Payroll and related expenses	$3,972	$3,574	$3,780
Rent and related expenses	378	286	300
Depreciation and amortization	133	163	169
Subcontracting	188	224	114
Other	359	396	310
	$5,030	$4,643	$4,673

c.	Selling and marketing expenses:
	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Payroll and related expenses	$1,459	$1,180	$1,644
Depreciation and amortization	8	12	17
Travel and conventions	108	155	145
Other	119	177	189
	$1,694	$1,524	$1,995

d.	General and administrative expenses:
	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Payroll and related expenses	$1,105	$980	$1,013
Depreciation and amortization	21	24	57
Insurances	60	67	85
Office expenses	102	117	123
Professional services	302	368	337
Allowance for doubtful accounts and bad debts	-	33	(5)
Other	136	229	224
	$1,726	$1,818	$1,834

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA (continued)

e.	Financial income - net:
	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$97	$260	$157
Non-dollar currency gains - net	17	23	-
Income from Marketable securities	33	-	-
Interest on available for sale securities	35	47	154
	182	330	311
Expenses:
Non-dollar currency losses - net	-	-	(58)
Bank commissions and charges	(19)	(8)	(21)
Realized loss on sale of available for sale securities	-	(24)	(61)
	(19)	(32)	(140)

	$163	$298	$171

f.	Earnings per ordinary share (“EPS”):

Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	18,869	18,767	18,679
Add - incremental shares from assumed exercise of options	21	79	124

Weighted average number of shares used in computation of diluted EPS	18,890	18,846	18,803

In the years ended December 31, 2013, 2012 and 2011, options that their effect was anti-dilutive, were not taken into account in computing the diluted earnings per share.

The number of options that could potentially dilute EPS in the future and were not included in the computing of diluted EPS is 400,000 options for 2013, 425,200 options for 2012 and 266,200 options for 2011.

