Form 20-F
period 2014-12-31
MIND CTI LTD
filed 2015-04-16
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, the Registrant had outstanding 19,110,318 Ordinary Shares, nominal value NIS 0.01 per share.

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2014. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2013 and 2014 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2014 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2010	2011	2012	2013	2014
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$19,886	$18,913	$20,209	$18,480	$25,020
Gross profit	13,719	12,437	12,357	10.609	15,070
Operating income	4,995	3,935	4,372	2.159	7,457
Other Financial income (expenses) – net	49	171	298	163	(306)
Net income	4,856	4,291	4,278	2,185	5,483
Earnings per ordinary share:
Basic	$0.26	$0.23	$0.23	$0.12	$0.29
Diluted	$0.26	$0.23	$0.23	$0.12	$0.29
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	18,467	18,679	18,767	18,869	18,949
Diluted	18,613	18,803	18,846	18,890	19,032

	As of December 31,
	2010	2011	2012	2013	2014
	($ in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$17,582	$13,866	$13,310	$8,212	$8,100

Working capital	18,119	16,999	17,179	14,796	14,993

Total assets	30,461	30,021	28,731	29,624	30,347

Share capital and additional paid-in capital	35,687	30,112	30,192	30,250	25,778

Treasury Shares	(2,800)	(2,401)	(2,360)	(2,287)	(1,863)

Total shareholders’ equity	23,983	23,019	23,106	20,989	22,411

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We derive and expect to continue to derive benefits from various programs including Israeli tax benefits relating to our “Approved and Preferred Enterprise” programs.

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

A significant part of our revenues is derived from maintenance agreements and managed services agreements. We have through the years sold niche solutions to large customers that may decide to unify the various solutions they have into one platform and dismantle niche solutions in the process, ours included, as occurred with respect to a few of our customers in 2011 and 2012. Small service providers may be acquired by larger carriers and replace our solutions with the buyer’s existing billing platform or cease operations due to lack of funding, as occurred with customers of ours over the years. If one or more customers cease using our solutions or services due to replacements or any other reason, our profitability would be seriously harmed and our business and results of operations would suffer.

Because some of our customers require highly complex implementations and we sell fixed price projects, we may underestimate the effort and time required to implement such projects, resulting in a lower or negative profit margin for such projects and the incurrence of contractual penalties for late performance. This could materially harm our results of operations.

In 2014, we derived 84% of our revenues from the sale of software and related services to telecommunications service providers. As the deal size increases, our projects become more complex and the risk of on-time and on-budget implementation increases. Each such contract includes penalties and potential liability for damages arising from our late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to delays in the build-up of the customer's network infrastructure. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality specifically requested by the customer.

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

Although the majority of our revenues are denominated in U.S. dollars, approximately 37% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 46% of our expenses are incurred in Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

Principal Capital Expenditures

During 2012, 2013 and 2014, the aggregate cash amount of our capital expenditures were $0.2 million for each year. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

B. Business Overview

Overview

We develop, manufacture, market and implement real-time and off-line convergent billing and customer care software solutions for various types of communication providers, including traditional wireline and wireless, voice over IP, or VoIP, and broadband IP network operators, LTE operators, cable operators and mobile virtual network operators, or MVNOs.

Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as prepaid, postpaid and pay-in-advance payment models in a single platform. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. Postpaid subscribers, including credit-limited and non-limited, retail or business customers, represent the loyal and the higher average revenue per user, or ARPU, market. All services used by a postpaid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. Our billing solution (MINDBill) is unique as it is truly convergent and it includes our own integrated real-time mediation product that provides interfaces with IP, Intelligent Networks, or IN, and traditional telecommunication equipment, as well as our own point-of-sale solution.

Our billing and customer care solution includes a powerful workflow engine to support the implementation of business processes such as subscriber registration, order management, trouble ticket and debt collection. It also includes an integral point of sale (POS) solution that covers all dealer, store and cashier management and sales processes. We base our solution on a multi-layered architecture supporting real-time distributed processing, achieving performance, scalability and high availability. It uses an open architecture, including Service Oriented Architecture (SOA) and robust Application Programming Interfaces (API’s) thus enabling fast and seamless integration with other systems and third party applications. The MIND solution is built using standardized best-of-breed object-oriented technologies such as Java and XML, and it is J2EE compatible as it is powered by a commercial application server.

We also provide professional services, primarily to our billing and customer care customers, consisting of installation, turnkey project implementation services, customer support, training and maintenance services, software and process customization and project management. Our professional services also include enhanced support options, known as managed services, which are mainly offered to customers in the United States and Europe and are performed from our offices. These managed services include performing day to day billing operational tasks.

In addition to our billing and customer care solutions, we offer unified communications solutions call management systems used by organizations for call accounting, telecom expense management, traffic analysis and fraud detection. Our enterprise software product has been installed on about 20,000 switches around the world, for traditional telephony, for IP switches and hybrid networks. Our latest product, PhonEX-ONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites, it provides full functionality through a web browser, based on Microsoft SQL database and the advanced ASP.NET technology.

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

Convergence

Implementation of convergent solutions has become a common demand and we encounter opportunities as carriers seek to replace multiple existing solutions with one convergent platform.

The convergent billing solution in the telecommunications industry enables operators to manage efficiently, on one platform, all subscribers and all services. It includes convergence of payment methods like prepaid and postpaid, as well as services like fixed telephony, mobile telephony, broadband, cable and IPTV.

Mobile Market and IP Services Industry

The two niches in the mobile market in which we see opportunities are the rural mobile carriers market in the United States and the new generation operators that offer high-speed mobile internet services over 4G LTE networks. We have a number of such carriers as customers and we are focused on delivering solutions that address these particular markets.

Providers of multiple services typically require billing and customer care products that can handle authentication, authorization and accounting needs in real-time in order to determine the types of services to which the subscriber is entitled, as well as any applicable limits to the availability of the services. This real-time functionality is particularly important for prepaid billing plans. Our proven solutions cover all these needs, as described below.

Our Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

•	Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

•	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

•	Scalability. Our billing solution (MINDBill) is designed to support millions of subscribers and at the same they enable service providers to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware and licenses. Our solutions’ design allows a service provider to expand its infrastructure, business model and subscriber base without the need to replace its billing and customer care software; and

•	Improved Time to Market. MINDBill is modular, extensible software products, based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

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

As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers, projects are now generally more complex in nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. We continue to build the professional services team required to support the growth in services offered to customers. Our long-term business model contemplates that licenses, maintenance and services will each represent approximately 30-40% of revenues and gross margins will be around 60%. The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

•	Leverage our brand name recognition and technical expertise. We introduced our billing and customer care software in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with brand name recognition. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

•	Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets; and

•	Expand professional services opportunities. As our projects are of larger scale and as convergent service offerings become more complex, our customers require more consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. This provides us with the opportunity to increase our revenue base from existing customers. We have begun to capitalize on this opportunity and, as a result, fees from professional services have increased.

Our Products and Services

Billing and Customer Care Solutions

The key functionalities of our billing and customer care solutions are as follows:

•	Mediation. Providing real-time and batch event collection, interfacing with the voice, content, data, service delivery and routing network elements;

•	Provisioning. Setting up the ability of a subscriber to use services, enabling features and quantitative limits on network elements and legacy billing solutions;

•	Authentication & Authorization. Authenticate subscribers who connect to the network to use voice or data services, and authorize a particular usage by reviewing the type of service, the account balance, pre-rating the service and calculating the resulting cut-off parameters;

•	Accounting. When each session is completed, the rating engine calculates the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

•	Interconnect Billing. MINDBill generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

•	Roaming. MINDBill provides the ability to define and manage the required roaming contract terms and the applicable tariff plan (IOT) for each roaming partner;

•	Virtual Providers. MINDBill allows carriers to have resellers of traffic under different brand names and manage them as Virtual Providers;

•	Multiple Services and Products Support. MINDBill allows operators to provide advanced voice, data, content and video services. Our product catalog allows bundling of groups of services into tailor-made packages with special rates, discounts and promotions;

•	Rating. MINDBill includes a flexible real-time rating engine that facilitates a wide variety of billing plans and tariff parameters. Our rating engine includes support for content based rates, rates based on the day of the week, time of the day, call origin and destination and multi-currency rates for international services. It supports an unlimited number of free-unit and money-bundle, voucher based payment models and much more;

•	Invoicing. MINDBill supports all stages of invoice generation, multiple billing cycles and invoice on demand. Invoices include usage details, monthly recurring charges, discounts and taxes. Invoices can be printed locally or exported to printing service bureaus, using a customizable invoice layout;

•	Account Receivables (A/R). MINDBill manages all A/R activities, monitors the A/R status online and ensures a continuous cash flow. It supports multiple payment methods: cash, check, credit and debit cards, vouchers and more.
It offers a flexible open API for payments interfaces to banks and credit card clearing houses and has pre-integrated interfaces with major financial institutions, banks, clearinghouses and credit bureaus. The A/R module supports deposits life cycle management, including payments and refunds, dispute management and resolution, resulting in the appropriate adjustments. MINDBill identifies the ageing debt for every open invoice according to the company classification policy (30-60-90 days) and initiates the built-in debt collection process;

•	Collection procedures. The MINDBill flexible collection facility defines the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy;

•	Subscriber Self-Care Web Interface. MINDBill includes a user-friendly subscriber web interface that allows subscribers to obtain real time information about their account, including invoice information, call details and payment history. Our solution also offers a set of APIs to facilitate seamless integration of an existing customer self-care application with our billing solution;

•	Customer Support Representative Web Interface. MINDBill includes a powerful and user-friendly customer support representative web interface that allows operators to perform customer care from any location;

•	Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines and address validation systems. POS main modules:

•	Sales Module – a cashier station that facilitates services, equipment and accessories sales, returns and repairs, through an easy to use interface on a single receipt. It enables cash, check and credit card payments and supports cash drawer, credit card swipe, barcode reader and ribbon printer;
•	Resource Management Module – an inventory system that supports the operator’s warehouses and stores, automating the management and tracking of goods sold. It manages the equipment by serial number, status, and location, supporting the full goods life-cycle.

•	Subscriber On-Line Store. Our billing solutions include a user-friendly subscriber web e-commerce interface that allows subscribers to purchase services, equipment and accessories on-line. Our solution also offers a set of APIs to facilitate seamless integration of an existing customer e-commerce application with our billing solution;

•	Business Processes Workflow Environment. MINDBill includes an automated business processes workflow engine to implement our customers’ unique business rules, creating tailored business processes such as managing subscriptions, order management, trouble tickets and debt collection. For example, a tailored account creation process may include account registration, package selection, provisioning and activation steps, it may involve different users from various departments, integration with external legacy systems and third party services and more;

•	Call Management and Traffic Analysis Reports (CMS). This module allows service providers to generate reports and graphic analysis of usage activity. Information such as peak hours, usage loads or duration of sessions enable operators to analyze subscriber behavior and improve their marketing and business development strategies. In addition, the traffic analysis reports assist service providers in planning the growth and development of their networks; and

•	Fraud Detection. MINDBill includes a customizable fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms.

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

PhonEX-ONE, delivers one unified solution for management of all telecom expenses, including traditional voice, IP voice and data, and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. PhonEX-ONE provides tools to monitor, budget and manage voice traffic in order to achieve maximum control over telecommunication expenses. Some of its major advantages are:

•	Fully web-based solution. The PhonEX-ONE fully web-based solution enables managers and users to conveniently access their telecom expenses management system anytime and from anywhere, using a web browser without decreasing their control over the traffic;

•	User centric. The PhonEX-ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

•	Dashboard. A visual representation of the most significant information regarding calls, a useful tool that helps administrators to get a quick and relevant image of the general system activity. The Dashboard can quickly provide - through its graphical and non-graphical monitors - a snapshot over the outgoing and incoming calls, traffic and exceptions as well as several top requested reports;

•	Multi-site solution. The PhonEX-ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX-ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

•	ASP.NET and MS-SQL database. PhonEX-ONE is designed using the Microsoft .Net technology and has extensive configuration capabilities using XML files with server – client interaction;

•	Certification by IP switch vendors. PhonEX-ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco and Microsoft;

•	Enhanced security. PhonEX-ONE security management includes user authentication, security group restrictions, event log monitoring and encryption methodology of data base entries. This management tool enables a secure and easy control over the system;

•	Modular architecture supporting high scalability. The PhonEX-ONE’s scalable system architecture supports an unlimited number of sites and extensions;

•	Guard and Alerter. The PhonEX-ONE Guard and Alerter provide sophisticated tools for fraud prevention, alerting on phone misuse, budget surpass, possible toll fraud or other abnormal behaviors within the organization; and

•	Multilingual and multicurrency. The built-in support of multiple languages and multiple currencies enables telecom expense management for multinational organizations.

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

Technology

Our software products are based on an open architecture, which was developed using industry standard application server programming interfaces (API) that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that support a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural codes. Our layered architecture organizes these business objects to optimize the interface between the user and the application. We implement our software in a distributed configuration. This allows various modules to be installed on different servers to support the system’s scalability and security. We believe that our technology allows us to offer products with the following benefits:

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

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

•	participating in industry trade shows and special events;

•	conducting ongoing public and press relations programs; and

•	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31,
	2012	2013	2014
	($ in thousands)
The Americas (total)	$10,882	$11,809	$14,411
Sale of Licenses	2,174	1,921	2,625
Services	8,708	9,888	11,786
Asia Pacific and Africa (total)	1,038	1,145	1,188
Sale of Licenses	405	442	387
Services	633	703	801
Europe (total)	5,244	3,758	7,165
Sale of Licenses	2,439	1,696	1,832
Services	2,805	2,062	5,333
Israel (total)	3,045	1,768	2,256
Sale of Licenses	942	554	553
Services	2,103	1,214	1,703
Total	20,209	18,480	25,020
Sale of Licenses	5,960	4,613	5,397
Services	14,249	13,867	19,623

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

•	traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, content and internet services, such as Moldtelecom, and SMTC;

•	wireless telephony providers and MVNO’s, such as KDDI America, Inc., Chat Mobility and SI Wireless;

•	LTE operators, such as MaxTelecom Bulgaria;

•	cable providers that also offer voice services, such as Megacable and EastLink; and

•	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Telecommunications Ltd.

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

C.	Organizational Structure

Set forth below is a list of our significant subsidiaries:

•	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

•	MIND Software Inc. (formerly Sentori Inc.), a wholly owned subsidiary, incorporated in the State of Delaware;

•	MIND Software SRL., a wholly owned subsidiary of MIND Software Limited, incorporated in Romania; and

•	Dirot Comp SRL., a wholly owned subsidiary, incorporated in Romania.

D.	Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 10,000 square feet at our Yoqneam headquarters. We also lease approximately 2,100 square feet of office space in Silver Spring, Maryland, approximately 32,000 square feet in Iasi, Romania and approximately 7,400 square feet in Suceava, Romania. The office in Maryland is used primarily for supporting our customers in the United States, while the offices in Iasi and Suceava are used primarily for software development and for customer support. The office in Maryland is the group’s headquarters in the Americas.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. In 2014, 84% of our revenues were derived from providing our billing and customer care software and 16% were derived from providing our enterprise software. In 2014, license fees represented 22% of our revenues and services represented 78%. In 2014, two customers accounted for approximately 11% and 13% of total revenues. In 2013 no customer accounted for 10% or more of our total revenues, while in 2012 one customer accounted for approximately 11% of total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

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

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board of directors updated this policy slightly. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally, the board approved dividend distributions in 2003, 2007, 2008, 2009, 2010, 2011 and 2014 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings, which court approvals were received. Since 2003, we have distributed aggregate cash dividends of approximately $3.39 per share to our shareholders. The amount per share that we distributed in 2012, 2013 and 2014 was $0.24, $0.24 and $0.24, respectively, and $0.30 per share so far in 2015. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

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

In November 2009, our board of directors authorized an additional plan for the repurchase of our shares in an amount of up to $1.8 million. In March 2010, we received Israeli court approval for this plan. In August 2012, our board of directors approved to reactivate this repurchase plan, but no shares were purchased under this plan, and it expired in August 2014.

Revenues. We are paid license fees by our customers for the right to use our products, based on (1) traffic volume, which is measured by factors such as number of subscribers, and (2) the functionality of the system based on application modules that are added to the software. In relation to our professional services, other than maintenance services and managed services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. Fees for maintenance services are based on a percentage of the solution fee and are paid annually, quarterly or monthly. Fees for managed services are primarily based on the number of subscribers or customers business volume and are paid monthly.

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

The following discussion of our results of operations for 2012, 2013 and 2014 including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, contained in Item 18:

	Years ended December 31, (% of revenues)
	2012	2013	2014
Revenues	100.0%	100.0%	100.0%
Cost of revenues	38.9	42.6	39.8
Gross profit	61.1	57.4	60.2
Research and development expenses	23.0	27.2	18.1
Selling, general and administrative expenses:
Selling and marketing expenses	7.5	9.2	4.6
General and administrative expenses	9.0	9.3	7.7
Operating income	21.6	11.7	29.8
Financial income (expenses) – net	1.5	0.9	(1.2)
Income before taxes on income	23.1	12.6	28.6
Income tax expense	1.9	0.7	6.7
Net income	21.2	11.9	21.9

Comparison of 2012, 2013 and 2014

Revenues

	Years ended December 31, ($ in millions)			% Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013

License sales	6.0	4.6	5.4	(23.3)	17.4

Professional services	14.2	13.9	19.6	(2.1)	41.0
Total revenues	20.2	18.5	25.0	(8.4)	35.1

Revenues in 2013 decreased in comparison to 2012 by 8.4%. The decrease was primarily attributed to the discontinuation of certain maintenance agreements (including one significant agreement) during 2012 and to the decrease of approximately $1.3 million in revenues from billing and customer care solutions in the Israel market. Revenues in 2014 increased in comparison to 2013 by 35.1%. The increase was primarily attributed to three new large deals signed in 2013 for which the revenues were recognized mainly in 2014. Revenues from our billing and customer care product solutions for service providers decreased from $15.7 million in 2012 to $14.2 million in 2013 and increased to $21.0 million in 2014 for similar reasons to the changes in total revenues.

Revenues from our enterprise products decreased from $4.5 million in 2012 to $4.3 million in 2013. The decrease was primarily attributed to a weakness in the European markets. Revenues from our enterprise products decreased from $4.3 million in 2013 to $4.0 million in 2014. The decrease was primarily attributed to the decline in interest we encountered in the United States and the Israeli markets for call accounting solutions, slightly offset by stronger sales in Europe.

Revenues from professional services decreased from $14.2 million in 2012 to $13.9 million in 2013 and increased to $19.6 in 2014. The decrease in 2013 was due to the discontinuation of certain maintenance agreements (including one significant agreement) during 2012, while the increase in 2014 was due to the large multiple milestone deployments completed in 2014 and increased revenue from our managed services agreements. As our projects are of a larger scale and as convergent service offerings become more complex, our customers increasingly require consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance.

The following table presents the geographic distribution of our revenues:

	Years ended December 31, (% of revenues)
	2012	2013	2014
The Americas	53.8	63.9	57.6
Asia Pacific and Africa	5.1	6.2	4.8
Europe	26.0	20.3	28.6
Israel	15.1	9.6	9.0
Total	100.0%	100.0%	100.0%

Our revenues in the Americas as a percentage of total revenues increased from 53.8% in 2012 to 63.9% in 2013, mainly due to our focus on solutions and sales in this region and also due to the reduction in sales in Europe, where the general economy was depressed during this period. Our revenues in the Americas increased from $11.8 million in 2013 to $14.4 million in 2014 but as a percentage of total revenues decreased from 63.9% in 2013 to 57.6% in 2014, mainly due to the mentioned above large deals signed in the United States and Europe. Our revenues in Europe as a percentage of revenues decreased from 26.0% in 2012 to 20.3% in 2013, mainly due to loss of service bureau customers that were clients of our U.K. subsidiary and loss of maintenance agreements which were not renewed in 2012. Our revenues in Europe as a percentage of total revenues increased from 20.3% in 2013 to 28.6% in 2014, mainly due to the large deal we signed in Europe in December 2013. Our revenues in Israel as a percentage of total revenues decreased from 15.1% in 2012 to 9.6% in 2013, mainly due to our billing projects for MVNOs in Israel that were recognized mainly in 2012. Our revenues in Israel increased from $1.8 million in 2013 to $2.3 million in 2014, mainly due to a large win for a billing solution in Israel, offset by the decrease in call accounting revenues, but as a percentage of total revenues decreased from 9.6% in 2013 to 9.0% in 2014, due to significantly higher overall revenues.

Cost of Revenues

	Years ended December 31, ($ in millions)			% Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013
Cost of sales of licenses	0.9	0.4	0.5	(55.6)	25.0
Cost of services	7.0	7.5	9.5	7.1	26.7

Total cost of revenues	7.9	7.9	10.0	-	26.6

The total cost of revenues in 2013 remained the same compared with 2012 due to an increase in cost of services by $0.5 million, mainly due to an increase in labor related costs, offset by the decrease in cost of licenses by $0.5 million that occurred due to the decrease in revenue from licenses. The increase in total cost of revenues in 2014 by $2.1 million compared with 2013 was mainly due to an increase in labor related costs of $1.6 million and sub-contracting costs, purchases of equipment and licenses of $0.4 million.

Gross profit as a percentage of revenues decreased from 61.1% in 2012 to 57.4% in 2013. The decrease in 2013 compared to 2012 was mainly due to the above-mentioned increase in labor related costs and the decrease in sales of licenses. Gross profit as a percentage of revenues increased from 57.4% in 2013 to 60.2% in 2014 mainly due to increased efficiency in project implementation and managed services operations in 2014.

Operating Expenses

	Years ended December 31, ($ in millions)			% Change
	2012	2013	2014	2013 vs. 2012	2014 vs. 2013

Research and development	4.7	5.0	4.5	6.4	(10.0)
Selling and marketing	1.5	1.7	1.1	13.3	(35.3)
General and administrative	1.8	1.7	1.9	(5.6)	11.8

Total operating expenses	8.0	8.4	7.5	5.0	(10.7)

Research and Development. We have made substantial investment in research and development to maintain our advanced technology and add functionality to our products. The increase in our research and development expenses by 6.4% in 2013, compared to 2012, was primarily due to the increase in research and development related payroll expenses. The increase in payroll reflects the increase in the average salary, mainly in Romania, expansion in R&D personnel required to improve and expand our product offering, and the devaluation of the U.S. dollar in relation to the NIS and the Euro. The decrease in our research and development expenses by 10% in 2014, compared to 2013, was primarily due to the decrease in research and development related payroll expenses as a result of the appreciation of the U.S. dollar in relation to the Euro that fully offset the increased average salary that is nominated in Euro. Research and development expenses as a percentage of revenues increased from 23.0% in 2012 to 27.2% in 2013 as the result of the above-mentioned decrease in our revenues and the increase in the research and development-related payroll expenses. Research and development expenses as a percentage of revenues decreased from 27.2% in 2013 to 18.1% in 2014 primarily due to the increased revenues and the decrease in research and development related payroll expenses as mentioned above. We expect cost of employment to be significantly higher in the future, as the global need for software engineers constantly grows and more European companies adopt near-shore outsourcing.

Selling and Marketing Expenses. Selling and marketing expenses increased from $1.5 million in 2012 to $1.7 million in 2013 mainly due to an increase in sales commission expenses. Selling and marketing expenses decreased from $1.7 million in 2013 to $1.1 million in 2014 mainly due to a decrease in sales commission expenses, a decrease in the total number of employees engaged in selling and marketing and the appreciation of the U.S. dollar in relation to the NIS. Selling and marketing expenses as a percentage of revenues increased from 7.5% in 2012 to 9.2% in 2013 mainly due to an increase in sales commissions related to significant new contracts signed in 2013 which were recognized as revenue in 2014. Selling and marketing expenses as a percentage of revenues decreased from 9.2% in 2013 to 4.6% in 2014 for similar reasons, due to increased overall revenues and due to a decrease in the total number of employees engaged in selling and marketing.

General and Administrative Expenses. General and administrative expenses decreased from $1.8 million in 2012 to $1.7 million in 2013 mainly due to the decrease in allowance for doubtful accounts and increased from $1.7 million in 2013 to $1.9 million in 2014 mainly due to an increase in bonuses derived from our stronger results in 2014. General and administrative expenses as a percentage of revenues decreased from 9.3% in 2013 to 7.7% in 2014, due to increased overall revenues.

Impairment of Goodwill. No impairment of goodwill was required following the impairment test performed during the years 2012, 2013 and 2014.

Financial Income (Expenses). In 2012, financial income consisted of interest income incurred mainly on short-term bank deposits and available for sale securities and positive currency exchange rate fluctuations in the aggregate amount of approximately $330,000, offset by bank charges and a realized loss on the sale of available for sale securities in the aggregate amount of approximately $32,000. In 2013, financial income consisted of interest income incurred mainly on short-term bank deposits, marketable and available for sale securities and positive currency exchange rate fluctuations in the aggregate amount of approximately $182,000, offset by bank charges in the amount of approximately $19,000. In 2014, financial expenses consisted of negative currency exchange rate fluctuations and bank charges in the aggregate amount of approximately $676,000, offset by interest income incurred mainly on short-term bank deposits, marketable and available for sale securities and a realized gain from sale of available for sale securities in the aggregate amount of approximately $370,000.

Income Tax Expense. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included within our consolidated balance sheet. In 2012 our income tax expenses in the amount of $392,000 included deferred tax expenses in the amount of $138,000. In 2013 our income tax expenses in the amount of $137,000 were comprised of current tax expenses in the amount of $187,000 and taxes in respect of previous years in the amount of $107,000, offset by an increase in deferred taxes in the amount of $157,000. In 2014 our income tax expenses in the amount of $1,668,000 included mainly taxes on income in Israel in the amount of $1,473,000. The significant increase in tax expenses in Israel was mainly caused by the devaluation of the NIS in relation to the U.S. dollar that caused an increase of the NIS valuation of our U.S. dollar nominated bank deposits, which was taxed by the Israeli Tax Authority, and by the increased profitability.

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in Note 1 to the consolidated financial statements contained in Item 18. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2014, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2014, the fair value of the reporting unit Sentori exceeded its carrying value by approximately 58%.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 1 to the consolidated financial statements.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2014 the majority of our revenues were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

As of December 31, 2014, we had approximately $8.1 million in cash and cash equivalents, and our working capital was $15 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are nominated in U.S. dollars.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2012 was $4.9 million, attributable to our net income of $4.3 million and non-cash related items, net, in the amount of $0.6 million. Net cash provided by operating activities in 2013 was $5.2 million, attributable to our net income of $2.2 million, non-cash related items, net, in the amount of $0.2 million, and a net increase in operating assets and liabilities items in the amount of $2.8 million. Net cash provided by operating activities in 2014 was $3.8 million, attributable to our net income of $5.5 million, non-cash related items, net, in the amount of $0.4 million, a net increase in operating assets items in the amount of $1.5 million and a net decrease in operating liabilities items in the amount of $0.6 million.

The increase in net cash provided by operating activities of $0.3 million from 2012 to 2013 reflects mainly a decrease in our net income of $2.1 million, an increase in deferred income taxes, net of approximately $0.3 million (income of $157,000 in 2013 compared to expenses of $138,000 in 2012) and a net increase in operating assets and liabilities items (mainly in deferred revenues) of $2.8 million. The decrease in net cash provided by operating activities of $1.4 million from 2013 to 2014 reflects mainly an increase in our net income of $3.3 million, an increase in accounts receivable of $1.4 million in 2014, compared with an increase of $0.4 million in 2013, and a decrease of $1.3 million in deferred revenues in 2014, compared with an increase of $2.4 million in 2013.

Net Operating Working Capital

As of December 31, 2013, the net operating working capital was $14.8 million, compared with $17.2 million as of December 31, 2012. The decrease of $2.4 million was mainly due to an increase in deferred revenues in the amount of approximately $2.5 million and an increase of approximately $0.5 million in total current assets, while accounts payables increased by approximately $0.4 million. As of December 31, 2014, the net operating working capital was $15.0 million, compared with $14.8 million as of December 31, 2013. The increase of $0.2 million is comprised of a decrease in cash and cash equivalents and other short term investments in the amount of $1.6 million and an increase of $1.4 million in accounts receivables, while accounts payables increased by $0.8 million and deferred revenues decreased by $1.1 million.

Cash Deposits

As of December 31, 2014, we had approximately $4.6 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2014, we held marketable securities of approximately $5 million (consisting mainly of municipal bonds which are held for trading).

Net Cash Provided by/Used in Investing Activities. In 2012, we increased our investments in short-term bank deposits by $1.3 million, we used $0.2 million for capital expenditures and we received $0.4 million from selling the short-term available for sale securities. In 2013, we increased our investments in short-term bank deposits by $2.6 million, invested in marketable securities in the amount of $2.8 million and used $0.2 million for capital expenditures. In 2014, we decreased our investments in short-term bank deposits by $3.7 million, we used $0.2 million for capital expenditures, we invested in available for sale securities in net amount of $1.1 million and we increased our investments in marketable securities by $2.2 million.

Net Cash Provided by/Used in Financing Activities. In each of 2012 and 2013, our financing activities used $4.5 million due to a cash dividend of $4.5 million. In 2014, our financing activities used $4.1 million due to a cash dividend of $4.5 million, offset by $0.4 million in proceeds from the exercise of employee stock options.

Capital Expenditures. In each of 2012, 2013 and 2014, the aggregate cash amount of our capital expenditures was $0.2 million. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of approximately $3.39 per share to our shareholders, including $0.24 per share in each of 2012, 2013 and 2014, and $0.30 per share so far in 2015. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

Share Repurchase. As of December 31, 2014, we repurchased an aggregate amount of 3,165,092 ordinary shares, for a total consideration of approximately $2.8 million. Currently, there is no active repurchase plan.

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

We invested in research and development $4.6 million (or 23.0% of revenues) in 2012, $5.0 million (or 27.2% of revenues) in 2013, and $4.5 million (or 18.1% of revenues) in 2014. We expect the cost of research and development percentage of revenue to stay within the last three years range.

Our engineering department comprised approximately 242 employees at the end of 2014.

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

Another trend that we expect will have an impact on our business is the build-up and launch of commercially operating 4G LTE networks. The carriers that implement LTE technologies require new real time billing systems that will enable them to introduce new products including 4G data sharing within families and companies, prepaid 4G services, high definition voice (VoLTE), and the range of mobile broadband services.

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Operating Lease Obligations	$2,006	$554	$1,177	$275	0
Purchase Obligations	0	0	0	0	0
Total	$2,006	$554	$1,177	$275	0

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	57	President and Chief Executive Officer, Director
Aviram Cohen	38	Chief Financial Officer
Doron Segal	50	Vice President and Chief Technology Officer
Tal Shain	47	Vice President Professional Services
Reuben Halevi	57	Vice President Engineering
Shoval Cohen Nissan	40	IT Director
Gilad Parness	46	Vice President Enterprise Solutions
Liviu Serea	60	General Manager, MIND Romania
Danny Engle	46	Vice President Sales for North America
Mihail Rotenberg	63	Chairman of the Board
Meir Nissensohn	71	Director
Rimon Ben–Shaoul	70	Director
Joseph Tenne	59	Director

On March 31, 2014, Mr. Amnon Neubach, who served as one of our external directors since 2001, resigned from our board of directors following his appointment as Chairman of the Board of the Tel Aviv Stock Exchange. On September 27, 2014 the term of three years of Menachem Shalgi, who served as one of our external directors since 2005, expired.

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

Reuben Halevi. Mr. Halevi joined us in September 2014 as VP Engineering, bringing over 25 years of a proven track record as an executive, business and technical leader and consultant in the US and Israeli software industry. For the last 3 years Mr. Halevi worked as a consultant, assisting hi-tech startup companies in all strategy and business aspects. Prior to that, he served in several executive roles, including VP R&D at Retalix. Mr. Halevi holds a B.Sc. in Industrial Engineering & Management from the Technion (Cum Laude).

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

Mihail Rotenberg. Mr. Rotenberg has served as a director of our company since May 2008 and as our Chairman since May 2012. He is the founder of BreezeCOM Ltd., which merged to become Alvarion Ltd. Mr. Rotenberg served as the Chief Executive Officer of BreezeCOM from 1993 to 2000. From 2000 to 2005, Mr. Rotenberg served as President and CEO of Accessnet SA, a wireless internet service provider in Romania, which was sold in 2005 to Clearwire Inc. Mr. Rotenberg holds a Ph.D. degree from Polytechnic University, Bucharest, Romania.

Rimon Ben-Shaoul. Mr. Ben-Shaoul has served as an external director of our company since 2010 and as one of our directors from 2002 to 2008. Mr. Ben-Shaoul served as the CEO of Polar Communications Ltd. and as the Chairman of T.A.T. Technologies Ltd. and serves as the Chairman of Grand Automotive Ltd. Mr. Ben-Shaoul has served as a director of NICE Systems Ltd. since 2001 and also serves as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University.

Meir Nissensohn. Mr. Nissensohn has served as an external director of our company since August 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012, having joined IBM Israel as a computer programmer in 1969. Since his retirement from IBM, he is involved in various business initiatives with venture capital funds. Mr. Nissensohn holds a B.Sc. in Industrial Engineering from the Technion – Israeli Institute of Technology, and a post graduate degree in Business Administration (Finance) and an M.B.A., both from Tel Aviv University.

Joseph Tenne. Mr. Tenne has served as an external director of our company since August 2014. Mr. Tenne serves as the vice president finance of Itamar Medical Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director at AudioCodes Ltd., at Enzymotec Ltd., at Orbotech Ltd. and at Ratio Oil Explorations (Finance) Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2014 was approximately $1.7 million, including approximately $108,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2014, we granted to our executive officers under our option plans options to purchase 52,000 ordinary shares at exercise price of $2.947 per share, which expire in 2019, and options to purchase 30,000 ordinary shares, at an exercise price of the par value of $0.003, which expire in 2019.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary ($)	Cash Bonus / Commissions ($)(1)	Equity-Based Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Monica Iancu	CEO	$180,000	$139,250	-	$46,166	$365,416
Aviram Cohen	CFO	$99,264	$12,000	$12,457	$31,151	$154,872
Doron Segal	VP CTO	$113,795	$8,000	$4,152	$33,554	$159,501
Tal Shain	VP Professional Services	$120,490	$20,000	$10,381	$34,386	$185,257
Danny Engle	VP of Sales, North America	$130,050	$304,417	-	$4,800	$439,267

__________________

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

On May 15, 2011, our board of directors resolved that each of our external directors will be entitled to receive an annual fee of NIS 53,500 (approximately $13,375) and a participation fee of NIS 2,820 (approximately $700) per meeting. On September 27, 2011, the same payment to each non-executive director was approved by our shareholders, and in addition our shareholders approved that the remuneration of those external directors who will be classified by the board as expert external directors will be 20% more than the remuneration of the ordinary external directors.

On June 24, 2013, at our 2013 annual general meeting of shareholders, our shareholders approved a new compensation policy for directors and officers.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2016, Class II in 2017 and Class III in 2018. Monica Iancu is a member of Class I, Mihail Rotenberg is a member of Class II and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors who are not external directors. Our external directors are not members of any class.

The initial term of an external director is three years and may be extended for up to two additional terms of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each in certain circumstances described below. Mr. Rimon Ben-Shaoul was elected to a second term as an external director on June 24, 2013. Mr. Joseph Tenne and Mr. Meir Nissensohn were elected as external directors on August 4, 2014. Mr. Mihail Rotenberg was re-elected as a member of Class II on august 4, 2014. Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting experience, as defined in the regulations, which our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise.

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

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Reelection of an external director may be effected through one of the following mechanisms:

•	the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or

•	a shareholder holding 1% or more of the voting rights or the nominee proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Under the Companies Law, the roles of the audit committee include examining flaws in the management of the company’s business, in consultation with the internal auditor and the company's independent accountants, suggesting remedial measures, approving specified related party transactions, establishing whistleblower procedures and assessing the company's internal audit system and the performance of its internal auditor.

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2012	2013	2014
Approximate numbers of employees by geographic location
Israel	54	53	54
Romania	279	296	295
United States	5	3	3
United Kingdom	1	-	-
Total workforce	339	352	352
Approximate numbers of employees by category of activity
General and administration	15	13	17
Research and development	233	243	242
Professional services and customer support	81	86	86
Sales and marketing	10	10	7
Total workforce	339	352	352

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

As of April 1, 2015, Monica Iancu beneficially owned 3,316,625, or 17.34%, of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

As of April 1, 2015, options to purchase 732,000 ordinary shares were outstanding and options for 1,744,790 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options.

On February 22, 2011, Monica Iancu adopted a Rule 10b5-1 Sales Plan and following the plan's expiration, on September 15, 2014, Ms. Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 2,600,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of April 1, 2015 Ms. Iancu had sold 537,735 ordinary shares under the new plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2015, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	17.28%
Renaissance Technologies LLC	1,372,489	(3)	7.15%

(1)	Based on 19,193,918 ordinary shares outstanding on April 1, 2015.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)	Based on a Schedule 13G/A filed with the SEC on February 12, 2015.

As of April 1, 2015, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 15,805,081 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Export Sales

We conduct our sales activities primarily directly, by our sales force located in the MIND offices in the United States and Israel. For information regarding our revenues by geographic market, see Item 5 — “Operating and Financial Review and Prospects.”

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

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

Period	High	Low
Last six months:
March 2015	3.99	3.54
February 2015	3.67	3.30
January 2015	3.97	3.42
December 2014	4.20	3.49
November 2014	4.18	3.05
October 2014	3.00	2.75

Last nine quarters:
Q1 2015	3.99	3.30
Q4 2014	4.20	2.75
Q3 2014	3.25	2.35
Q2 2014	2.45	1.87
Q1 2014	2.32	1.90
Q4 2013	2.09	1.65
Q3 2013	1.85	1.65
Q2 2013	2.00	1.72
Q1 2013	2.26	1.86

Last five years:
2014	4.20	1.87
2013	2.26	1.65
2012	2.76	1.64
2011	3.50	1.66
2010	2.60	0.95

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 26.5% for the 2014 tax year. The Corporate Tax rate is scheduled to remain at a rate of 26.5% for future tax years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

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

We paid dividends to our shareholders in the amount of $4.5 million in each of 2012, 2013 and 2014. Since at the time of 2014 distribution we had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law. In March 2015, we distributed to our shareholders approximately $5.7 million and tax was withheld at a rate of 23.85%.

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

Following our 2011 request to the Israeli tax authorities for applying the new benefits under the 2011 Amendment, we applied in 2013 for a tax ruling with respect to 2012 and future years. At the beginning of 2014, we obtained the ruling, which provides that the portion of our income attributed to the Preferred Enterprise (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of our employees in Israel and abroad. According to the ruling, our tax rate on income in Israel in 2013 was approximately 20% and in 2014 was approximately 22%.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year (NIS 811,560 in the 2014 tax year)), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Generally, under the U.S-Israel Tax Treaty the maximum rate of withholding tax on dividends paid to a shareholder who is a resident of the United States (as defined in the U.S. – Israel Tax Treaty) will be 25%. However, when a U.S. tax resident corporation is the recipient of the dividend, the withholding tax rate on a dividend out of regular (non-Approved/Preferred Enterprise) profits may be reduced to 12.5% under the U.S-Israel Tax Treaty, where the following conditions are met:

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2014.

Currency	Current Monetary Assets (Liabilities)-net
($ in thousands)
NIS	663
Euro	611
Romanian Ron	(86)
Other non-dollar currencies	1,039
2,227

Our annual expenses paid in NIS are approximately $7.2 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $72,000 for the year ended December 31, 2014.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2014, we held short term investments (mainly highly-rated municipal bonds) of approximately $5 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.5 million.

As of December 31, 2014, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2014. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2014 and concluded that our internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2014 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has designated Mr. Joseph Tenne as our “audit committee financial expert”, as defined by the SEC rules.

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

In the annual meeting held on August 4, 2014, our shareholders re-appointed Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu Limited, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2013	2014
Audit Fees	$74,063	$73,697
Audit-Related Fees	-	-
Tax Fees	$15,853	-
Total	$89,916	$73,697

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

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders' Meetings and Resolutions”, and rather than comply with the Nasdaq requirement relating to compensation committees, our audit committee serves as our compensation committee in accordance with the Companies Law, as described in Item 6 "Directors, Senior Management and Employees - Board Practices". In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-25 of this annual report attached hereto.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2***	Articles of Association, as amended
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4****	Compensation Policy of Directors and Officers, as adopted June 24, 2013
8	List of Subsidiaries
11***	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu Limited
101

The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language):

(i)           Consolidated Balance Sheets at December 31, 2014 and 2013;

(ii)          Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012;

(iii)         Consolidated Comprehensive Income for the years ended December 31, 2014, 2013 and 2012;

(iv)         Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012;

(v)          Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and

(vi)         Notes to Consolidated Financial Statements, tagged as blocks of text

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu

By:	Monica Iancu
Title: President & CEO
Date: April 14, 2015

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2014

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2014

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MIND C.T.I. LTD

We have audited the accompanying consolidated balance sheets of MIND C.T.I. LTD (“the Company”) and its subsidiaries as of December 31, 2014 and 2013 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with generally accepted accounting principles in the United States of America.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel April 14, 2015

MIND C.T.I. LTD

CONSOLIDATED BALANCE SHEETS

		December 31,
		2014	2013
	Note	U.S. $ in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9a	$8,100	$8,212
Short term bank deposits		4,551	8,266
Marketable securities	2a	5,038	2,836
Accounts receivable, net:	9b
Trade		2,595	1,241
Other		234	165
Prepaid expenses		384	221
Deferred cost of revenues		21	63
Deferred taxes	8d	175	256
Inventory		10	10
Total current assets		21,108	21,270
INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	2b	1,574	517
Severance pay fund	5	1,597	1,673
Deferred cost of revenues		-	44
Deferred income taxes	8d	20	40
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3	618	650
GOODWILL	4	5,430	5,430
Total assets		$30,347	$29,624
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$138	$525
Other	9c	2,306	1,153
Deferred revenues		3,671	4,796
Total current liabilities		6,115	6,474
LONG TERM LIABILITIES:
Deferred revenues		134	357
Employees' rights upon retirement	5	1,687	1,804
Total liabilities		7,936	8,635
SHAREHOLDERS’ EQUITY:	7
Share capital		54	54
Additional paid-in capital		25,724	30,196
Accumulated other comprehensive income (loss)		(63)	31
Differences from translation of foreign currency financial statements of a subsidiary		(877)	(958)
Treasury shares		(1,863)	(2,287)
Accumulated deficit		(564)	(6,047)
Total shareholders’ equity		22,411	20,989
Total liabilities and shareholders’ equity		$30,347	$29,624

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2014	2013	2012
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$5,397	$4,613	$5,960
Services		19,623	13,867	14,249
		25,020	18,480	20,209
COST OF REVENUES
Cost of sales of licenses		488	421	853
Cost of services		9,462	7,450	6,999
		9,950	7,871	7,852

GROSS PROFIT		15,070	10,609	12,357

RESEARCH AND DEVELOPMENT EXPENSES	10b	4,539	5,030	4,643

SELLING AND MARKETING EXPENSES	10c	1,140	1,694	1,524

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,934	1,726	1,818

OPERATING INCOME		7,457	2,159	4,372

FINANCIAL INCOME (EXPENSES) - net	10e	(306)	163	298

INCOME BEFORE TAXES ON INCOME		7,151	2,322	4,670
INCOME TAX EXPENSE	8e	1,668	137	392

NET INCOME FOR THE YEAR		$5,483	$2,185	$4,278

EARNINGS PER ORDINARY SHARE -	10f
Basic and diluted		$0.29	$0.12	$0.23

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS
PER ORDINARY SHARE - IN THOUSANDS	10f

Basic		18,949	18,869	18,767

Diluted		19,032	18,890	18,846

The accompanying notes are an integral part of the financial statements.

F-4

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Comprehensive Income
Net Income	$5,483	$2,185	$4,278

Other Comprehensive Income (Loss)
Currency translation adjustments	81	85	106
Unrealized gain (loss) from available-for-sale securities	(94)	14	87
Total Other Comprehensive Income (Loss)	(13)	99	193

Total Comprehensive Income	$5,470	$2,284	$4,471

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	Outstanding		paid-in	comprehensive	Accumulated	Treasury
	of shares	Amount	capital	Income (loss)	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2012	18,730	$54	$30,058	$(1,219)	$(3,473)	$(2,401)	$23,019
CHANGES DURING 2012:
Comprehensive income	-	-	-	193	4,278	-	4,471
Dividend paid (Note 7c)	-	-	-	-	(4,505)	-	(4,505)
Employees share based compensation expenses	-	-	80	-	-	-	80
Exercise of options from treasury stock issued to employees	51	-	-	-	-	41	41

BALANCE AS OF DECEMBER 31, 2012	18,781	54	30,138	(1,026)	(3,700)	(2,360)	23,106
CHANGES DURING 2013:
Comprehensive income	-	-	-	99	2,185	-	2,284
Dividend paid (Note 7c)	-	-	-	-	(4,532)	-	(4,532)
Employees share based compensation expenses	-	-	58	-	-	-	58
Exercise of options from treasury stock issued to employees	104	-	-	-	-	73	73

BALANCE AS OF DECEMBER 31, 2013	18,885	54	30,196	(927)	(6,047)	(2,287)	20,989
CHANGES DURING 2014:
Comprehensive loss	-	-	-	(13)	5,483	-	5,470
Dividend paid (Note 7c)	-	-	(4,544)	-	-	-	(4,544)
Employees share based compensation expenses	-	-	72	-	-	-	72
Exercise of options from treasury stock issued to employees	225	-	-	-	-	424	424

BALANCE AS OF DECEMBER 31, 2014	19,110	$54	$25,724	$(940)	$(564)	$(1,863)	$22,411

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2014	2013	2012
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,483	$2,185	$4,278
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization (see Note 3)	233	250	270
Deferred taxes, net	101	(157)	138
Accrued severance pay	68	77	147
Unrealized loss (gain) from marketable securities, net	(26)	6	-
Capital loss (gain) on sale of property and equipment, net	-	(5)	14
Employees share based compensation	72	58	80
Realized loss (gain) on sale of marketable securities - available for sale, net	(9)	1	21
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,354)	(390)	913
Other	(70)	(15)	149
Decrease (increase) in prepaid expenses and deferred cost of revenues	(77)	351	456
Decrease in inventories	-	3	16
Increase (decrease) in accounts payable and accruals:
Trade	(387)	412	(639)
Other	1,153	1	(65)
Increase (decrease) in deferred revenues	(1,346)	2,413	(842)
Net cash provided by operating activities	3,841	5,190	4,936

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities - available for sale	(1,664)	-	-
Proceeds from sale of marketable securities - available for sale	522	-	444
Purchase of property and equipment	(201)	(240)	(169)
Severance pay funds	(109)	(162)	(174)
Investment in short-term bank deposits	-	(2,559)	(1,258)
Realization of short-term bank deposits	3,746	-	-
Investments in marketable securities	(2,176)	(2,842)	-
Proceeds from sale of property and equipment	-	26	84
Net cash provided by (used in) investing activities	118	(5,777)	(1,073)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	424	73	41
Dividend paid	(4,544)	(4,532)	(4,505)
Net cash used in financing activities	(4,120)	(4,459)	(4,464)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	49	(52)	45

DECREASE IN CASH AND CASH EQUIVALENTS	(112)	(5,098)	(556)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,212	13,310	13,866

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$8,100	$8,212	$13,310
SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON-CASH ACTIVITIES-
Taxes paid	$1,266	$95	$113

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	Nature of operations

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

f.	Marketable securities:

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

Most of the Company’s and its subsidiaries' cash and cash equivalents as of December 31, 2014 and 2013 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company's revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

s.	Recently issued accounting pronouncements:

On May 28, 2014, the FASB and IASB issued their final standard on revenue from contracts with customers. The standard, issued as ASU 2014-09 by the FASB and as IFRS 15 by the IASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Recently issued accounting pronouncements: (continued)

The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In applying the revenue model to contracts within its scope, an entity will:

• Identify the contract(s) with a customer (step 1).

• Identify the performance obligations in the contract (step 2).

• Determine the transaction price (step 3).

• Allocate the transaction price to the performance obligations in the contract (step 4).

• Recognize revenue when (or as) the entity satisfies a performance obligation (step 5).

The ASU applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the ASU’s provisions also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of (1) property, plant, and equipment; (2) real estate; or (3) intangible assets). Existing accounting guidance applicable to these transfers (e.g., ASC 360-20) has been amended or superseded.

Compared with current U.S. GAAP, the ASU also requires significantly expanded disclosures about revenue recognition.

On June 19, 2014, the FASB issued ASU 2014-12 in response to the EITF consensus on Issue 13-D. The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. The ASU does not contain any new disclosure requirements.

NOTE 2 -	MARKETABLE SECURITIES

		December 31
	Maturity year	2014	2013
		U.S. dollars in thousands

Short-term: (a)
Municipal bond		$4,408	$2,757
Corporate bond		630	79
		$5,038	$2,836

Long-term - security bond (b)	Perpetual	$1,574	$517

a.	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated single-A or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio based on quoted prices in active markets.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	MARKETABLE SECURITIES (continued)

b.	As of December 31, 2014 the Company held a long term security bond which is classified as available for sale security and is presented on its fair value. The fair value of the available for sale securities based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC820).

NOTE 3 -	PROPERTY AND EQUIPMENT

a.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2014	2013
	U.S. dollars in thousands
Computers and electronic equipment	$1,621	$1,462
Land	263	263
Office furniture and equipment	165	162
Vehicles	191	152
Leasehold improvements	8	8
	2,248	2,047
Less - accumulated depreciation and amortization	1,630	1,397
	$618	$650

b.	Depreciation and amortization expenses totaled $233 thousand, $250 thousand and $270 thousand in the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 4 -	GOODWILL

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

The Company performed the annual impairment tests during the third quarter of 2014, 2013 and 2012 and did not identify any impairment losses.

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

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31
	2014	2013
	U.S. dollars in thousands

Accrued severance pay	$1,687	$1,804
Less - amounts funded (presented in “Investment and other non-current assets”)	(1,597)	(1,673)
Unfunded balance	$90	$131

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $181 thousand, $139 thousand and $142 thousand in the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 6	-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

The Company and its subsidiaries entered into premises lease agreements that will expire between 2017 to 2018.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2014, are as follows:

U.S. dollars in thousands
Years ending December 31:
2015	$554
2016	593
2017	584
2018	275
$2,006

Rental expense totaled $603 thousand, $581 thousand and $571 thousand in the years ended December 31, 2014, 2013 and 2012, respectively.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	-	COMMITMENTS AND CONTINGENT LIABILITIES (continued)

b.	Contingent liabilities:

The Company has provided bank guarantees relating to future performance on certain contracts. As of December 31, 2014, contingent liabilities on outstanding bank guarantees aggregated to an amount of approximately $65 thousand. These amounts are secured by bank deposits.

NOTE 7 -	SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO.

b.	Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. There is no active buyback plan. As of December 31, 2014 the remaining treasury shares are 2,549,692 which amounted to $1.86 million after exercise of options from treasury stock issued to employees in the amount of $424 thousand, $73 thousand and $41 thousand in 2014, 2013 and 2012 respectively.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2014, 2013 and 2012 were $0.24, $0.24 and $0.24, respectively.

The Company paid dividends to its shareholders in the amounts of $4.5 million, $4.5 million and $4.5 million during 2014, 2013 and 2012, respectively. Since at the time of 2014 distribution the Company had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance with the Israeli Companies Law.

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

The compensation costs charged against income for all of the Company's equity remuneration plans during 2014, 2013 and 2012 were approximately $72 thousand, $58 thousand and $80 thousand, respectively without any reduction in income taxes.

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

The following is a summary of the status of the 1998 Plan, 2000 plan and 2011 Share Incentive Plan as of December 31, 2014, 2013 and 2012, and changes during the years ended on those dates:

1)

	Years ended December 31
	2014		2013		2012
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	460,000	$1.93	588,700	$1.87	817,200	$2.06
Changes during year:
Granted (a)	666,000	$2.81	96,000	$2.16	18,000	$2.41
Exercised	(225,400)	$1.88	(103,500)	$0.70	(51,500)	$0.78
Forfeited	(49,000)	$2.03	(36,000)	$1.94	(2,000)	$1.04
Expired	-	-	(85,200)	$3.24	(193,000)	$3.33
Options outstanding at end of year	851,600	$2.63	460,000	$1.93	588,700	$1.87

Options exercisable at end of year	43,600	$2.00	193,000	$1.95	228,700	$2.03

Weighted average grant date fair value of options granted during the year (b)		$0.51		$0.41		$0.52

(a)	In 2014 the options were granted with an exercise price equal to the average closing price per share of the Company ordinary’s shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option or with an exercise price equal to Par value of NIS 0.01.

In 2013 and 2012 the options were granted with an exercise price equal to the average closing price per share of the Company ordinary’s shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	-	SHAREHOLDERS’ EQUITY (continued)

d.	Stock option plans: (continued)

1)	(continued)

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2014	2013	2012

Dividend yield	11%	11%	10%

Expected volatility*	44%	49%	58%

Average risk-free interest rate	1.5%	0.8%	0.9%

Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.

As of December 31, 2014 there were approximately $240 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.45 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2014:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	At	remaining	average	At	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2014	life	price	2014	life	Price
		Years			Years

$0.003 – 1.939	125,000	2.40	$1.32	38,000	1.85	$1.94
$2.410 – 2.947	726,600	4.61	$2.85	5,600	2.16	$2.41
	851,600	4.29	$2.63	43,600	1.89	$2.00

The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 were approximately $322 thousand, $165 thousand and $73 thousand, respectively. As of December 31, 2014, the aggregate intrinsic value of the outstanding options is $1,108 thousand, and the aggregate intrinsic value of the exercisable options is $84 thousand.

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

On January 6, 2011 an amendment (Amendment No. 68) to the Law for the Encouragement of Capital Investment-1959 ("2011 Amendment") was published. The new Amendment significantly revising the tax incentive regime in Israel, commencing on January, 1 2011.

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

During 2013, the Company applied for a tax ruling with respect to 2012 and future years. During 2014, the Company obtained the ruling, which provides that the portion of the income attributed to the Preferred Enterprise (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of the employees in Israel and abroad. According to the ruling, the tax rate on income in Israel in 2014 was approximately 22%.

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

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

d.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31
	2014	2013
	U.S. dollars in thousands

Research and development expenses	$13	$61
Carryforward tax losses	2,284	2,450
Other	182	102
Less- valuation allowance	(2,284)	(2,317)
	$195	$296

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TAXES ON INCOME (continued)

d.	Deferred income taxes: (continued)

2)	As of December 31, 2014, the carryforward tax losses are related mainly to the Company’s subsidiaries (in the U.S. and U.K.) and amounted to approximately $6.9 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses of the company subsidiaries. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.	Taxes on income included in the statements of operations:

1)	As follows:
	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Current:
In Israel	$1,473	$116	$88
Outside Israel	94	71	96
	1,567	187	184
Taxes in respect of previous years	-	107	70
Deferred taxes in Israel	101	(157)	138
	$1,668	$137	$392

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$7,151	$2,322	$4,670
Theoretical tax expense	1,895	581	1,168
Less - tax benefits arising from approved
enterprise status, see a. above	(401)	(60)	(410)
	1,494	521	758
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	22	60	11
Taxes in respect of previous years	-	107	70
Changes in valuation allowance	62	243	351
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	90	(794)	(798)
Taxes on income for the reported year	$1,668	$137	$392
* As follows:
Taxable in Israel	$6,145	$1,325	$2,734
Taxable outside Israel	1,006	997	1,936
	$7,151	$2,322	$4,670

f.	Tax assessments:

The Company has received final assessments from the tax authorities, through the year ended December 31, 2011. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TAXES ON INCOME (continued)

g.	Sale of MIND Software SRL:

On July 2014, the Company sold its holdings in “MIND Software SRL” to “MIND Software Limited” in the amount of $3,880 thousand.

Following the sale, a capital gain was created, which was offset against capital losses transferred from previous years.

NOTE 9 -	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash and cash equivalents:

The balance as of December 31, 2014 and 2013 includes $3.7 million and $3.8 million, respectively, of highly liquid bank deposits. The deposits are mainly denominated in dollars and, as of December 31, 2014, bear weighted average annual interest of 0.09%.

b.	Accounts receivable:

1)	Trade:

	December 31,
	2014	2013
	U.S. dollars in
	thousands

Open accounts	$2,595	$1,241
Less - allowance for doubtful accounts *	-	-
	$2,595	$1,241

*         The changes in allowance for doubtful accounts are composed as follows:

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Balance at beginning of year	$-	$327	$308
Increase (decrease) during the year		-	66
Bad debt written off	-	(327)	(47)
Balance at end of year	$-	$-	$327

2)	Other:

	December 31,
	2014	2013
	U.S. dollars in
	thousands

Government of Israel	$-	$19
Employees	11	28
Sundry	223	118
	$234	$165

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	SUPPLEMENTARY BALANCE SHEET INFORMATION (continued)

c.	Accounts payable and accruals - other:
	December 31,
	2014	2013
	U.S. dollars in
	thousands

Payroll and related expenses	$1,268	$515
Government institutions	659	377
Accrued vacation pay	92	104
Accrued expenses and sundry	287	157
	$2,306	$1,153

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company's revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

Following are data regarding revenues classified by product lines:

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Product line “A”	$20,990	$14,210	$15,707
Product line “B”	4,030	4,270	4,502
	$25,020	$18,480	$20,209

2)	Following are data regarding geographical revenues classified by geographical location of the customers:

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

United States	$14,411	$11,809	$10,882
United Kingdom	763	1,221	668
Rest of Europe	6,402	2,537	4,577
Israel	2,256	1,768	3,045
Other	1,188	1,145	1,037
	$25,020	$18,480	$20,209

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA (continued)

a.	Revenues: (continued)

Property and equipment - by geographical location:

	December 31
	2014	2013
	U.S. dollars in
	thousands

Israel	$193	$250
Romania	421	395
United Kingdom	-	-
United States	4	5
	$618	$650

b.	Research and development expenses:

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Payroll and related expenses	$3,614	$3,972	$3,574
Rent and related expenses	367	378	286
Depreciation and amortization	114	133	163
Subcontracting	189	188	224
Other	255	359	396
	$4,539	$5,030	$4,643

c.	Selling and marketing expenses:
	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Payroll and related expenses	$963	$1,459	$1,180
Depreciation and amortization	3	8	12
Travel and conventions	79	108	155
Other	95	119	177
	$1,140	$1,694	$1,524

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	SELECTED STATEMENT OF OPERATIONS DATA (continued)

d.	General and administrative expenses:

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Payroll and related expenses	$1,298	$1,105	$980
Depreciation and amortization	17	21	24
Insurances	65	60	67
Office expenses	99	102	117
Professional services	269	302	368
Allowance for doubtful accounts and bad debts	-	-	33
Other	186	136	229
	$1,934	$1,726	$1,818

e.	Financial income (expense) - net:

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$151	$97	$260
Non-dollar currency gains - net	-	17	23
Income from Marketable securities	148	33	-
Realized gain from sale of available for sale securities	38	-	-
Interest on available for sale securities	33	35	47
	370	182	330
Expenses:
Non-dollar currency losses - net	(663)	-	-
Bank commissions and charges	(13)	(19)	(8)
Realized loss on sale of available for sale securities	-	-	(24)
	(676)	(19)	(32)

	$(306)	$163	$298

f.	Earnings per ordinary share (“EPS”):

Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	18,949	18,869	18,767
A d d - incremental shares from assumed exercise of options	83	21	79

Weighted average number of shares used in computation of diluted EPS	19,032	18,890	18,846

In the years ended December 31, 2014, 2013 and 2012, options that their effect was anti-dilutive, were not taken into account in computing the diluted earnings per share.

The number of options that could potentially dilute EPS in the future and were not included in the computing of diluted EPS is 636,000 options for 2014, 400,000 options for 2013 and 425,200 options for 2012.

