Form 20-F
period 2015-12-31
MIND CTI LTD
filed 2016-04-11
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, the Registrant had outstanding 19,202,418 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.         ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.          ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.         ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).         ☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2015. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2014 and 2015 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2015 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2011	2012	2013	2014	2015
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$18,913	$20,209	$18,480	$25,020	$20,928
Gross profit	12,437	12,357	10.609	15,070	12,298
Operating income	3,935	4,372	2.159	7,457	6,416
Other Financial income (expenses) - net	171	298	163	(306)	(114)
Net income	4,291	4,278	2,185	5,483	5,018
Earnings per ordinary share:
Basic	$0.23	$0.23	$0.12	$0.29	$0.26
Diluted	$0.23	$0.23	$0.12	$0.29	$0.26
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	18,679	18,767	18,869	18,949	19,183
Diluted	18,803	18,846	18,890	19,032	19,283

	As of December 31,
	2011	2012	2013	2014	2015
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,866	$13,310	$8,212	$8,100	$11,475
Working capital	16,999	17,179	14,796	14,993	14,921
Total assets	30,021	28,731	29,624	30,347	30,225
Share capital and additional paid-in capital	30,112	30,192	30,250	25,778	25,916
Treasury Shares	(2,401)	(2,360)	(2,287)	(1,863)	(1,692)
Total shareholders’ equity	23,019	23,106	20,989	22,411	21,848

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

Competition in our industry is intense and we expect competition to increase. We compete both with established global billing companies such as Amdocs and Oracle as well as with local billing companies. Some of our competitors have greater financial, technical, sales, marketing and other resources and greater name recognition than we do. Some of our competitors, mainly the ones that focus on specific markets, have a lower cost structure and compete with us on pricing. New competitors may emerge and rapidly acquire significant market share. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressure will not harm our financial results.

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

Our backlog, revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

•	the timing of orders and/or deliveries for our software may be delayed as customers typically order and/or implement our billing and customer care software only after other vendors have provided the network infrastructure, a process that is subject to delay. It is therefore difficult for us to predict the timing of orders and/or revenue recognition;

•	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

•	potential termination of contracts by our customer due to lack of financing, internal changes or any other reason; and

•	changes in our pricing policies or competitive pricing by our competitors.

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

In 2015, we derived 79% of our revenues from the sale of software and related services to telecommunications service providers. As the deal size increases, our projects become more complex and the risk of on-time and on-budget implementation increases. Each such contract includes penalties and potential liability for damages arising from our late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to delays in the build-up of the customer's network infrastructure. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality specifically requested by the customer.

All the delays, either by us or by a third party, increase the cost of supplying the project and expose us to potential claims from customers and may decrease our revenues and could materially harm our profitability, business and results of operations.

Our business may be negatively affected by exchange rate fluctuations.

Although the majority of our revenues are denominated in U.S. dollars, approximately 38% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 46% of our expenses are incurred in Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

We are organized under the laws of the State of Israel and most of our senior management is located in Israel. Accordingly, our operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbor Syria, are affecting the political stability of those countries and have enabled the development of extremist groups. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries and trade groups restrict business with Israel and Israeli companies, and additional countries and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

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

In particular, our articles of association provide that our board of directors will be divided into three classes that serve staggered three-year terms and authorize our board of directors to adopt protective measures to prevent or delay a coercive takeover, including without limitation the adoption of a “Shareholder Rights Plan.” In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See Item 10.B “Memorandum and Articles of Associations - Mergers and Acquisitions under Israeli Law.” Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

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

Principal Capital Expenditures

During 2013, 2014 and 2015, the aggregate cash amount of our capital expenditures were $240,000, $201,000 and $146,000, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

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

•	Collection procedures. The MINDBill flexible collection facility defines the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy;

•	Subscriber Self-Care Web Interface. MINDBill includes a user-friendly subscriber web interface that allows subscribers to obtain real time information about their account, including invoice information, call details and payment history. Our solution also offers a set of APIs to facilitate seamless integration of an existing customer self-care application with our billing solution;

•	Customer Support Representative Web Interface. MINDBill includes a powerful and user-friendly customer support representative web interface that allows operators to perform customer care from any location;

•	Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines and address validation systems. POS main modules:

•	Sales Module – a cashier station that facilitates services, equipment and accessories sales, returns and repairs, through an easy to use interface on a single receipt. It enables cash, check and credit card payments and supports cash drawer, credit card swipe, barcode reader and ribbon printer;
•	Resource Management Module – an inventory system that supports the operator’s warehouses and stores, automating the management and tracking of goods sold. It manages the equipment by serial number, status, and location, supporting the full goods life-cycle.

•	Subscriber On-Line Store. Our billing solutions include a user-friendly subscriber web e-commerce interface that allows subscribers to purchase services, equipment and accessories on-line. Our solution also offers a set of APIs to facilitate seamless integration of an existing customer e-commerce application with our billing solution;

•	Business Processes Workflow Environment. MINDBill includes an automated business processes workflow engine to implement our customers’ unique business rules, creating tailored business processes such as managing subscriptions, order management, trouble tickets and debt collection. For example, a tailored account creation process may include account registration, package selection, provisioning and activation steps, it may involve different users from various departments, integration with external legacy systems and third party services and more;

•	Call Management and Traffic Analysis Reports (CMS). This module allows service providers to generate reports and graphic analysis of usage activity. Information such as peak hours, usage loads or duration of sessions enables operators to analyze subscriber behavior and improve their marketing and business development strategies. In addition, the traffic analysis reports assist service providers in planning the growth and development of their networks; and

•	Fraud Detection. MINDBill includes a customizable fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms.

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

Enterprise Software

We conduct our sales and marketing activities primarily directly, by our sales force located in the MIND offices in the United States and Israel, as well as through appointed distributors and resellers throughout the world. We engage with our system integrators and equipment vendors for global marketing activities and responses to tenders.

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

•	participating in industry trade shows and special events;

•	conducting ongoing public and press relations programs; and

•	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31,
	($ in thousands)
	2013	2014	2015
The Americas (total)	$11,809	$14,411	$11,292
Sale of Licenses	1,921	2,625	1,396
Services	9,888	11,786	9,896
Asia Pacific and Africa (total)	1,145	1,188	1,522
Sale of Licenses	442	387	458
Services	703	801	1,064
Europe (total)	3,758	7,165	6,697
Sale of Licenses	1,696	1,832	1,806
Services	2,062	5,333	4,891
Israel (total)	1,768	2,256	1,417
Sale of Licenses	554	553	282
Services	1,214	1,703	1,135
Total	18,480	25,020	20,928
Sale of Licenses	4,613	5,397	3,942
Services	13,867	19,623	16,986

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

•	traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, content and internet services, such as Moldtelecom and Docomo Pacific;

•	wireless telephony providers and MVNO’s, such as KDDI America, Inc., Chat Mobility and SI Wireless;

•	LTE operators, such as MaxTelecom Bulgaria;

•	cable providers that also offer voice services, such as Megacable and EastLink; and

•	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Telecommunications Ltd.

Enterprise Software

Our enterprise software has been installed on about 20,000 switches around the world, for customers that include international banking firms, global technology leaders, government agencies and other small to very large organizations.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong. We compete with many local companies and worldwide companies such as Amdocs, Redknee and Oracle.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. In 2015, 79% of our revenues were derived from providing our billing and customer care software and 21% were derived from providing our enterprise software. In 2015, license fees represented 19% of our revenues and services represented 81%. In 2015, two customers accounted for approximately 10% and 13% of total revenues. In 2014, two customers accounted for approximately 11% and 13% of total revenues. In 2013 no customer accounted for 10% or more of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

While the markets appear to be very active, showing ongoing demand for our products and services, extensive pre-sales efforts are required and many processes are extended or constantly delayed. Consolidation in the telecom markets was not favorable to us in the last two years, and we closed fewer deals than in previous years. Accordingly, we expect lower revenues in the near term. We plan to continue investing in technology and seeking to enter new markets, as we continue to focus on our profitability targets.

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

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board of directors updated this policy slightly. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally, the board approved dividend distributions in 2003, 2007, 2008, 2009, 2010, 2011 and 2014 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings, which court approvals were received. Since 2003, we have distributed aggregate cash dividends of approximately $3.66 per share to our shareholders. The amount per share that we distributed in 2013, 2014, and 2015 was $0.24, $0.24 and $0.30, respectively, and $0.27 per share in March 2016. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

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

The following discussion of our results of operations for 2013, 2014 and 2015 including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, contained in Item 18:

	Years ended December 31,
	2013	2014	2015
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	42.6	39.8	41.2
Gross profit	57.4	60.2	58.8
Research and development expenses	27.2	18.1	14.1
Selling, general and administrative expenses:
Selling and marketing expenses	9.2	4.6	5.6
General and administrative expenses	9.3	7.7	8.4
Operating income	11.7	29.8	30.7
Financial income (expenses) – net	0.9	(1.2)	(0.6)
Income before taxes on income	12.6	28.6	30.1
Income tax expense	0.7	6.7	6.1
Net income	11.9	21.9	24.0

Comparison of 2013, 2014 and 2015

Revenues

	Years ended December 31,			% Change
	2013	2014	2015	2014 vs. 2013	2015 vs. 2014
	($ in millions)
License sales	4.6	5.4	3.9	17.4	(27.8)
Professional services	13.9	19.6	17.0	41.0	(13.3)
Total revenues	18.5	25.0	20.9	35.1	(16.4)

Revenues in 2014 increased in comparison to 2013 by 35.1%. The increase was primarily attributed to three new large deals signed in 2013 for which the revenues were recognized mainly in 2014. Revenues in 2015 decreased in comparison to 2014 by 16.4%. The decrease was primarily attributed to the decrease in both the number of the new deals and the size of new deals we signed, in comparison to the three new large deals in 2013, as well as to a significant decrease in our volume of sales in North America. Revenues from our billing and customer care product solutions for service providers increased from $14.2 million in 2013 to $21.0 million in 2014 and decreased to $16.6 million in 2015 for reasons similar to those for the changes in total revenues.

Revenues from our enterprise products decreased from $4.3 million in 2013 to $4.0 million in 2014. The decrease was primarily attributed to the decline in interest we encountered in the United States and the Israeli markets for call accounting solutions, slightly offset by stronger sales in Europe. Revenues from our enterprise products increased from $4.0 million in 2014 to $4.4 million in 2015. The increase was primarily attributed to continuing stronger sales in Europe.

Revenues from professional services increased from $13.9 million in 2013 to $19.6 in 2014 and decreased to $17.0 in 2015. The increase in 2014 was due to the large multiple milestone deployments completed in 2014 and increased revenue from our managed services agreements. The decrease in 2015 was due to the aforementioned significant decrease in our volume of sales in North America.

The following table presents the geographic distribution of our revenues:

	Years ended December 31,
	2013	2014	2015
	(% of revenues)
The Americas	63.9	57.6	54.0
Asia Pacific and Africa	6.2	4.8	7.3
Europe	20.3	28.6	32.0
Israel	9.6	9.0	6.7
Total	100.0%	100.0%	100.0%

Our revenues in the Americas increased from $11.8 million in 2013 to $14.4 million in 2014 but as a percentage of total revenues decreased from 63.9% in 2013 to 57.6% in 2014, mainly due to the aforementioned large deals signed in the United States and Europe. Our revenues in the Americas decreased from $14.4 million in 2014 to $11.3 million in 2015 and as a percentage of total revenues decreased from 57.6% in 2014 to 54.0% in 2015. Our revenues in Europe as a percentage of total revenues increased from 20.3% in 2013 to 28.6% in 2014 and to 32.0% in 2015, mainly due to the large deal we signed in Europe in December 2013. Our revenues in Israel increased from $1.8 million in 2013 to $2.3 million in 2014, mainly due to a large win for a billing solution in Israel, offset by the decrease in call accounting revenues, but as a percentage of total revenues decreased from 9.6% in 2013 to 9.0% in 2014, due to significantly higher overall revenues. Our revenues in Israel decreased from $2.3 million in 2014 to $1.4 million in 2015 and as a percentage of total revenues decreased from 9.0% in 2014 to 6.7% in 2015, mainly due to completion of the aforementioned large billing project in Israel during the second quarter of 2015.

Cost of Revenues

	Years ended December 31,			% Change
	2013	2014	2015	2014 vs. 2013	2015 vs. 2014
	($ in millions)
Cost of sales of licenses	0.4	0.5	0.4	25.0	(20.0)
Cost of services	7.5	9.5	8.2	26.7	(13.7)
Total cost of revenues	7.9	10.0	8.6	26.6	(14.0)

The total cost of revenues in 2014 increased by $2.1 million compared with 2013 due to an increase in labor-related costs of $1.6 million and increases in sub-contracting costs, purchases of equipment and licenses of $0.4 million in the aggregate. The decrease in total cost of revenues in 2015 by $1.4 million compared with 2014 was mainly due to a decrease in purchases of equipment and licenses and deferred charges of $0.9 million, a decrease in labor-related costs of $0.3 million and a decrease in travel expenses of $0.2 million.

Gross profit as a percentage of revenues increased from 57.4% in 2013 to 60.2% in 2014 mainly due to increased efficiency in project implementation and managed services operations in 2014. Gross profit as a percentage of revenues decreased from 60.2% in 2014 to 58.8% in 2015 mainly due to a decrease in sales of licenses. We expect gross margins to decrease even further as we perform significantly more professional services for our existing customer base.

Operating Expenses

	Years ended December 31,			% Change
	2013	2014	2015	2014 vs. 2013	2015 vs. 2014
	($ in millions)
Research and development	5.0	4.5	2.9	(10.0)	(35.6)
Selling and marketing	1.7	1.1	1.2	(35.3)	9.1
General and administrative	1.7	1.9	1.8	11.8	(5.3)
Total operating expenses	8.4	7.5	5.9	(10.7)	(21.3)

Research and Development. We have made substantial investment in research and development to maintain our advanced technology and add functionality to our products. The decrease in our research and development expenses by 10% in 2014, compared to 2013, was primarily due to the decrease in research and development related payroll expenses as a result of the appreciation of the U.S. dollar in relation to the Euro that fully offset the increased average salary that is nominated in Euro. The decrease in our research and development expenses by 35.6% in 2015, compared to 2014, was primarily due to a decrease in research and development related payroll expenses as a result of a decrease in the total number of employees engaged in research and development and the appreciation of the U.S. dollar in relation to the Euro and to the NIS. Research and development expenses as a percentage of revenues decreased from 27.2% in 2013 to 18.1% in 2014 primarily due to the increased revenues and the decrease in research and development related payroll expenses as mentioned above. Research and development expenses as a percentage of revenues decreased from 18.1% in 2014 to 14.1% in 2015 primarily due to the decrease in research and development related payroll expenses mentioned above. We expect cost of employment per employee to be significantly higher in the future, as the global need for software engineers constantly grows and more European companies adopt near-shore outsourcing. The cost of employment may also be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $1.7 million in 2013 to $1.1 million in 2014 mainly due to a decrease in sales commission expenses, a decrease in the total number of employees engaged in selling and marketing and the appreciation of the U.S. dollar in relation to the NIS. Selling and marketing expenses increased from $1.1 million in 2014 to $1.2 million in 2015 mainly due to an increase in travel expenses and an increase in participating in conventions. Selling and marketing expenses as a percentage of revenues decreased from 9.2% in 2013 to 4.6% in 2014 for similar reasons, due to increased overall revenues and due to a decrease in the total number of employees engaged in selling and marketing. Selling and marketing expenses as a percentage of revenues increased from 4.6% in 2014 to 5.6% in 2015 mainly due to the decrease in total revenues.

General and Administrative Expenses. General and administrative expenses increased from $1.7 million in 2013 to $1.9 million in 2014 mainly due to an increase in bonuses derived from our stronger results in 2014. General and administrative expenses decreased from $1.9 million in 2014 to $1.8 million in 2015 mainly due to a decrease in general and administrative related payroll expenses as a result of the appreciation of the U.S. dollar in relation to the NIS, partially offset by an increase in doubtful accounts. General and administrative expenses as a percentage of revenues increased from 7.7% in 2014 to 8.4% in 2015, due to the decrease in total revenues.

Impairment of Goodwill. No impairment of goodwill was required following the impairment test performed during the years 2013, 2014 and 2015.

Financial Income (Expenses). In 2013, financial income consisted of interest income incurred mainly on short-term bank deposits, marketable and available for sale securities and positive currency exchange rate fluctuations in the aggregate amount of approximately $182,000, offset by bank charges in the amount of approximately $19,000. In 2014, financial expenses consisted of negative currency exchange rate fluctuations and bank charges in the aggregate amount of approximately $676,000, offset by interest income incurred mainly on short-term bank deposits, marketable and available for sale securities and a realized gain from sale of available for sale securities in the aggregate amount of approximately $370,000. In 2015, financial expenses consisted of negative currency exchange rate fluctuations and bank charges in the aggregate amount of approximately $329,000, offset by interest income incurred mainly on short-term bank deposits and marketable and available for sale securities in the aggregate amount of approximately $215,000.

Income Tax Expense. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included on our consolidated balance sheet. In 2013, our income tax expenses in the amount of $137,000 were comprised of current tax expenses in the amount of $187,000 and taxes in respect of previous years in the amount of $107,000, offset by an increase in deferred taxes in the amount of $157,000. In 2014, our income tax expenses in the amount of $1.7 million included mainly taxes on income in Israel in the amount of $1.5 million. The significant increase in tax expenses in Israel was mainly caused by the devaluation of the NIS in relation to the U.S. dollar that caused an increase of the NIS valuation of our U.S. dollar nominated bank deposits, which was taxed by the Israeli Tax Authority, and by the increased profitability. In 2015, our income tax expenses in the amount of $1.3 million were comprised of current tax expenses in the amount of $1.4 million, offset by taxes in respect of previous years in the amount of $52,000 and an increase in deferred taxes in the amount of $46,000.

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in Note 1 to the consolidated financial statements contained in Item 18. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2015, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, customer claims, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed under the heading “Forward-Looking Statements” and in Item 3.D “Risk Factors.”

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

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2015, the fair value of the reporting unit Sentori exceeded its carrying value by approximately 28%.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 1 to the consolidated financial statements.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2015, the majority of our revenues were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

As of December 31, 2015, we had approximately $11.5 million in cash and cash equivalents, and our working capital was $14.9 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are nominated in U.S. dollars.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2013 was $5.2 million, attributable to our net income of $2.2 million, non-cash related items, net, in the amount of $0.2 million, and a net increase in operating assets and liabilities items in the amount of $2.8 million. Net cash provided by operating activities in 2014 was $3.8 million, attributable to our net income of $5.5 million, non-cash related items, net, in the amount of $0.4 million, a net increase in operating assets items in the amount of $1.5 million and a net decrease in operating liabilities items in the amount of $0.6 million. Net cash provided by operating activities in 2015 was $6.3 million, attributable to our net income of $5.0 million, non-cash related items, net, in the amount of $0.5 million, a net decrease in operating assets items in the amount of $0.5 million and a net increase in operating liabilities items in the amount of $0.3 million.

The decrease in net cash provided by operating activities of $1.4 million from 2013 to 2014 reflects mainly an increase in our net income of $3.3 million, an increase in accounts receivable of $1.4 million in 2014, compared with an increase of $0.4 million in 2013, and a decrease of $1.3 million in deferred revenues in 2014, compared with an increase of $2.4 million in 2013. The increase in net cash provided by operating activities of $2.5 million from 2014 to 2015 reflects mainly an decrease in our net income of $0.5 million, a decrease in accounts receivable of $0.4 million in 2015, compared with an increase of $1.4 million in 2014, an increase of $0.1 million in accounts payable and accruals in 2015, compared with an increase of $0.8 million in 2014, and an increase of $0.3 million in deferred revenues in 2015, compared with a decrease of $1.3 million in 2014.

Net Operating Working Capital

As of December 31, 2014, net operating working capital was $15.0 million, compared with $14.8 million as of December 31, 2013. The increase of $0.2 million is comprised of a decrease in cash and cash equivalents and other short term investments in the amount of $1.6 million and an increase of $1.4 million in accounts receivables, while accounts payables increased by $0.8 million and deferred revenues decreased by $1.1 million. As of December 31, 2015, net operating working capital was $14.9 million, compared with $15.0 million as of December 31, 2014. The decrease of $0.1 million is due to an increase in accounts payables in the amount of $0.1 million, while total current assets were $21.1 million on both dates.

Cash Deposits

As of December 31, 2015, we had approximately $1.5 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2015, we held marketable securities of approximately $5.2 million (consisting mainly of municipal bonds which are held for trading).

Net Cash Provided by/Used in Investing Activities. In 2013, we increased our investments in short-term bank deposits by $2.6 million, invested in marketable securities in the amount of $2.8 million and used $0.2 million for capital expenditures. In 2014, we decreased our investments in short-term bank deposits by $3.7 million, we used $0.2 million for capital expenditures, we invested in available for sale securities in net amount of $1.1 million and we increased our investments in marketable securities by $2.2 million. In 2015, we decreased our investments in short-term bank deposits by $3.1 million, we used $0.1 million for capital expenditures and we increased our investments in marketable securities by $0.2 million.

Net Cash Provided by/Used in Financing Activities. In 2013, our financing activities used $4.5 million due to a cash dividend of $4.5 million. In 2014, our financing activities used $4.1 million due to a cash dividend of $4.5 million, offset by $0.4 million in proceeds from the exercise of employee stock options. In 2015, our financing activities used $5.6 million due to a cash dividend of $5.8 million, offset by $0.2 million in proceeds from the exercise of employee stock options.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $240,000, $201,000 and $146,000 in 2013, 2014 and 2015, respectively. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of approximately $3.66 per share to our shareholders, including $0.24 per share in each of 2013 and 2014, $0.30 per share in 2015, and $0.27 per share in March 2016. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $5.0 million (or 27.2% of revenues) in 2013, $4.5 million (or 18.1% of revenues) in 2014, and $2.9 million (or 14.1% of revenues) in 2015. The significant decrease in 2015 was mainly the result of beneficiary exchange rates. Our engineering department comprised approximately 224 employees at the end of 2015.

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

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Operating Lease Obligations	$1,379	$548	$785	$46	0
Purchase Obligations	0	0	0	0	0
Total	$1,379	$548	$785	$46	0

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	58	President and Chief Executive Officer, Director
Aviram Cohen	39	Chief Financial Officer
Doron Segal	51	Vice President and Chief Technology Officer
Tal Shain	48	Vice President Marketing and Business Development
Giyora Ran	48	Vice President Delivery
Shoval Cohen Nissan	41	IT Director
Gilad Parness	47	Vice President Enterprise Solutions
Liviu Serea	61	General Manager, MIND Romania
Danny Engle	47	Vice President Sales for North America
Mihail Rotenberg	64	Chairman of the Board
Meir Nissensohn	72	Director
Rimon Ben–Shaoul	71	Director
Joseph Tenne	60	Director

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

Aviram Cohen. Mr. Cohen joined MIND as Controller in June 2006 and was promoted to Chief Financial Officer in 2010. Before joining us, he served as an auditor and accountant at Ernst & Young (Haifa, Israel) from 2002. Mr. Cohen is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics and an M.B.A. degree, both from Haifa University.

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

Tal Shain. Mr. Shain joined us in June 1999 and has served as our Vice President of Marketing and Business Development since March 2016. Prior thereto, Mr. Shain served as our V.P. Professional Services since February 2006, R&D Manager in Romania and Chief Architect. Mr. Shain holds a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology and an M.B.A. degree from Haifa University.

Shoval Cohen Nissan. Mr. Cohen Nissan has served as our IT Manager since December 1998. Mr. Cohen Nissan leads the planning and management of the supporting infrastructure company-wide and the implementation of network security at the corporate level. He also acts as Purchasing Manager for our internal needs and customer solutions. Mr. Cohen Nissan holds a Practical Engineering degree from Braude College.

Gilad Parness. Mr. Parness joined MIND in 2004 as a team leader in the MINDBill Support. He was promoted to Support Manager and later to Director Professional Services leading the Sentori support team in 2007, and in 2009 joined our Sales and Account Management. In February 2014 Mr. Parness was promoted to VP Enterprise Solutions and now leads both the engineering and the sales teams. Mr. Parness holds a Practical Engineer degree from Tel Chai College.

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

Giyora Ran. Mr. Ran joined MIND in December 2015 to serve as VP Delivery. From 2005 to 2015, he served at FTS, a provider of billing and customer care, as part of their Professional Services group, holding various positions and for the last three years he was VP Operations, leading the R&D, Professional Services and Projects Delivery groups. From 1997 to 2005, he served at Amdocs as part of their Professional Services group, holding various project management positions for large North American operators. Mr. Ran holds an M.B.A. degree and a B.Sc. degree, both from Ben Gurion University.

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

Rimon Ben-Shaoul. Mr. Ben-Shaoul has served as an external director of our company since 2010 and as one of our directors from 2002 to 2008. From 2008 to 2015, Mr. Ben-Shaoul served as the CEO of Polar Communications Ltd. and from 2014 to 2015, he served as the Chairman of T.A.T. Technologies Ltd. Mr. Ben-Shaoul also serves as the Chairman of Grand Automotive Ltd., as a director of NICE Systems Ltd. and as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. degree and a B.A. degree in Economics, both from Tel Aviv University.

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

Joseph Tenne. Mr. Tenne has served as an external director of our company since August 2014. Since August 1, 2014, Mr. Tenne has served as the Vice President of Finance of Itamar Medical Ltd., a company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director at AudioCodes Ltd., at Enzymotec Ltd., at Orbotech Ltd. and at Ratio Oil Explorations (Finance) Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2015 was approximately $1.9 million, including approximately $128,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2015, we granted to our executive officers under our option plans options to purchase 44,800 ordinary shares, at an exercise price of the par value of $0.003, which expire in 2020.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary ($)	Cash Bonus / Commissions ($)(1)	Equity-Based Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Monica Iancu	CEO	$240,000	$180,000	-	$46,746	$466,746
Doron Segal	VP CTO	$101,427	-	$18,488	$33,737	$153,652
Tal Shain	VP Marketing and Business Development	$111,135	$9,324	$18,488	$34,883	$173,830
Danny Engle	VP of Sales, North America	$130,050	$304,417	-	$4,800	$439,267
Gilad Parness	VP Enterprise Solutions	$86,963	$22,693	$18,488	$31,437	$159,581

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

On May 15, 2011, our board of directors resolved that each of our external directors will be entitled to receive an annual fee of NIS 53,500 (approximately $13,700) and a participation fee of NIS 2,820 (approximately $720) per meeting. On September 27, 2011, the same payment to each non-executive director was approved by our shareholders, and in addition our shareholders approved that the remuneration of those external directors who will be classified by the board as expert external directors will be 20% more than the remuneration of the ordinary external directors.

On June 24, 2013, at our 2013 annual general meeting of shareholders, our shareholders approved a new compensation policy for directors and officers.

C.	Board Practices

Corporate Governance

We are incorporated in Israel and therefore are subject to various corporate governance requirements under the Companies Law relating to such matters as external directors, the audit committee, the compensation committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of Nasdaq and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee. For further information, see “Item 16.G – Corporate Governance.”

Regulations under the Companies Law are expected to come into effect shortly that will permit Nasdaq-listed companies without controlling shareholders, like us, to opt out of the requirements of the Companies Law regarding external directors described below, provided that they comply with the Nasdaq rules regarding the constitution of the board of directors, the audit committee and the compensation committee, as such rules apply to U.S. companies.

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

Under the Nasdaq rules, a majority of our directors are required to be “independent directors” as defined in the Nasdaq rules. Four out of the five members of our board of directors, Mihail Rotenberg, Meir Nissensohn, Rimon Ben–Shaoul and Joseph Tenne, are independent directors under the Nasdaq rules.

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

No person can serve as an external director if the person's position or other business creates, or may create conflict of interests with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (other than compensation matters, which are discussed above under "Office Holder Compensation"), require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. Except under specific circumstances, such a transaction needs to be re-approved in accordance with the foregoing procedure once in every three years. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2013	2014	2015
Approximate numbers of employees by geographic location
Israel	53	54	47
Romania	296	295	287
United States	3	3	3
Total workforce	352	352	337
Approximate numbers of employees by category of activity
General and administration	13	17	16
Research and development	243	242	224
Professional services and customer support	86	86	88
Sales and marketing	10	7	9
Total workforce	339	352	337

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

As of April 1, 2016, Monica Iancu beneficially owned 3,316,265, or 17.25%, of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

As of April 1, 2016, options to purchase 647,300 ordinary shares were outstanding and options for 1,784,290 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees after January 1, 2003, and held by a trustee for at least two years from the end of the tax year in which they were awarded (or in some cases for 30 months from the date of grant), will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options. For grants of options made on or after January 1, 2006, the aforesaid minimum holding period by the trustee is two years from the date of grant of the options.

On February 22, 2011, Monica Iancu adopted a Rule 10b5-1 Sales Plan and following the plan's expiration, on September 15, 2014, Ms. Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 2,600,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of April 1, 2016, Ms. Iancu had sold 537,735 ordinary shares under the new plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2016, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	17.25%

(1)	Based on 19,233,418 ordinary shares outstanding on April 1, 2016.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.

On February 12, 2013, Renaissance Technologies LLC reported that it beneficially owned 6.4% of our outstanding shares. On February 12, 2015, it reported that it beneficially owned 7.3% of our outstanding shares. On February 11, 2016, it reported that it beneficially owned less than 1% of our outstanding shares.

As of April 1, 2016, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 16,289,512 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2015.

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

Period	High	Low
Last six months:
March 2016	2.47	2.02
February 2016	2.50	2.23
January 2016	2.53	2.33
December 2015	2.74	2.37
November 2015	2.76	2.61
October 2015	2.84	2.57

Last nine quarters:
Q1 2016	2.53	2.02
Q4 2015	2.84	2.37
Q3 2015	2.96	2.58
Q2 2015	3.22	2.36
Q1 2015	3.99	3.12
Q4 2014	4.20	2.75
Q3 2014	3.25	2.35
Q2 2014	2.45	1.87
Q1 2014	2.32	1.90

Last five years:
2015	3.99	2.36
2014	4.20	1.87
2013	2.26	1.65
2012	2.76	1.64
2011	3.50	1.66

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter. For additional information, please see Item 6.C “Board Practices.”

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 26.5% for the 2015 tax year. Commencing January 1, 2016, the corporate tax rate is 25.0%. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

General

The Law for Encouragement of Capital Investments, 1959, or the Investments Law, as in effect until 2005, provided that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise.” Please see discussion below regarding a reform of the Investments Law that came into effect in 2011.

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

We paid dividends to our shareholders in the amount of $4.5 million in each of 2013 and 2014, and $5.8 million in 2015. Since at the time of the 2014 distribution we had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law. In March 2016, we distributed to our shareholders approximately $5.2 million and tax was withheld at a rate of 23.80%.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•	A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate was 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2014 and onwards the reduced tax rate is 9% for development area A and 16% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

•	A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company. Under a later amendment of the Investments Law, the dividend withholding tax rate of 15% was increased to 20% for dividends paid from preferred income that accrued from the tax year 2014 and onwards.

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

Following our 2011 request to the Israeli tax authorities for applying the new benefits under the 2011 Amendment, we applied in 2013 for a tax ruling with respect to 2012 and future years. At the beginning of 2014, we obtained the ruling, which provides that the portion of our income attributed to the Preferred Enterprise (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of our employees in Israel and abroad. According to the ruling, our tax rate on income in Israel in 2014 was approximately 22% and in 2015 was approximately 22%.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year (NIS 810,720 in the 2015 tax year)), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

For information with respect to the applicability of High Income Tax on distribution of dividends, see "Capital Gains Tax on Sales of Our Ordinary Shares - Taxation of Israeli Residents."

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2015.

Currency	Current Monetary Assets (Liabilities)-net
($ in thousands)
NIS	(365)
Euro	1,189
Romanian Ron	(84)
Other non-dollar currencies	343
1,083

Our annual expenses paid in NIS are approximately $6.1 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $61,000 for the year ended December 31, 2015.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2015, we held short term investments (mainly highly-rated municipal bonds) of approximately $5.2 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.52 million.

As of December 31, 2015, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2015. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2015 and concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2015 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

In the annual meeting held on May 26, 2015, our shareholders re-appointed Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu Limited, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2014	2015
Audit Fees	$73,697	$71,941
Audit-Related Fees	-	-
Tax Fees	-	-
Total	$73,697	$71,941

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

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders' Meetings and Resolutions”, and rather than comply with the Nasdaq requirement relating to compensation committees, our audit committee serves as our compensation committee in accordance with the Companies Law, as described in Item 6 "Directors, Senior Management and Employees - Board Practices." In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-25 of this annual report attached hereto.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2***	Articles of Association, as amended
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4****	Compensation Policy of Directors and Officers, as adopted June 24, 2013
8	List of Subsidiaries
11***	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu Limited
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets at December 31, 2015 and 2014;
(ii)	Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013;
(iii)	Consolidated Comprehensive Income for the years ended December 31, 2015, 2014 and 2013;
(iv)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013;
(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and
(vi)	Notes to Consolidated Financial Statements, tagged as blocks of text

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu

By:	Monica Iancu
Title: President & CEO
Date: April 11, 2016

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2015

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2015

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MIND C.T.I. LTD

We have audited the accompanying consolidated balance sheets of MIND C.T.I. LTD (the "Company") and its subsidiaries as of December 31, 2015 and 2014 and the consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with generally accepted accounting principles in the United States of America.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel April 11, 2016

MIND C.T.I. LTD

CONSOLIDATED BALANCE SHEETS

		December 31,
		2015	2014
	Note	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9a	$11,475	$8,100
Short-term bank deposits		1,498	4,551
Marketable securities	2a	5,151	5,038
Accounts receivable, net:	9b
Trade		2,243	2,595
Other		213	234
Prepaid expenses		232	384
Deferred cost of revenues		78	21
Deferred income taxes	8d	187	175
Inventories		9	10
Total current assets		21,086	21,108
INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	2b	1,441	1,574
Severance pay fund	5	1,623	1,597
Deferred income taxes	8d	54	20
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3	591	618
GOODWILL	4	5,430	5,430
Total assets		$30,225	$30,347
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$237	$138
Other	9c	2,264	2,306
Deferred revenues		3,664	3,671
Total current liabilities		6,165	6,115
LONG-TERM LIABILITIES:
Deferred revenues		426	134
Employees' rights upon retirement	5	1,786	1,687
Total liabilities		8,377	7,936
SHAREHOLDERS’ EQUITY:	7
Share capital		54	54
Additional paid-in capital		25,862	25,724
Accumulated other comprehensive loss		(195)	(63)
Differences from translation of foreign currency financial statements of a subsidiary		(877)	(877)
Treasury shares		(1,692)	(1,863)
Accumulated deficit		(1,304)	(564)
Total shareholders’ equity		21,848	22,411

Total liabilities and shareholders’ equity		$30,225	$30,347

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2015	2014	2013
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$3,942	$5,397	$4,613
Services		16,986	19,623	13,867
		20,928	25,020	18,480
COST OF REVENUES
Cost of sales of licenses		418	488	421
Cost of services		8,212	9,462	7,450
		8,630	9,950	7,871

GROSS PROFIT		12,298	15,070	10,609

RESEARCH AND DEVELOPMENT EXPENSES	10b	2,943	4,539	5,030

SELLING AND MARKETING EXPENSES	10c	1,173	1,140	1,694

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,766	1,934	1,726

OPERATING INCOME		6,416	7,457	2,159

FINANCIAL INCOME (EXPENSES) - net	10e	(114)	(306)	163

INCOME BEFORE TAXES ON INCOME		6,302	7,151	2,322
TAXES ON INCOME	8e	1,284	1,668	137

NET INCOME FOR THE YEAR		$5,018	$5,483	$2,185

EARNINGS PER ORDINARY SHARE -	10f
Basic and diluted		$0.26	$0.29	$0.12

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS	10f

Basic		19,183	18,949	18,869

Diluted		19,283	19,032	18,890

The accompanying notes are an integral part of the financial statements.

F-4

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

COMPREHENSIVE INCOME
Net Income	$5,018	$5,483	$2,185

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	-	81	85
Unrealized gain (loss) from available-for-sale securities	(132)	(94)	14
Total other comprehensive income (loss)	(132)	(13)	99

TOTAL COMPREHENSIVE INCOME	$4,886	$5,470	$2,284

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	Outstanding		paid-in	comprehensive	Accumulated	Treasury
	of shares	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2013	18,781	$54	$30,138	$(1,026)	$(3,700)	$(2,360)	$23,106
CHANGES DURING 2013:
Comprehensive income	-	-	-	99	2,185	-	2,284
Dividend paid (Note 7c)	-	-	-	-	(4,532)	-	(4,532)
Employees share based compensation expenses	-	-	58	-	-	-	58
Exercise of options issued to employees from treasury shares	104	-	-	-	-	73	73

BALANCE AS OF DECEMBER 31, 2013	18,885	54	30,196	(927)	(6,047)	(2,287)	20,989
CHANGES DURING 2014:
Comprehensive income	-	-	-	(13)	5,483	-	5,470
Dividend paid (Note 7c)	-	-	(4,544)	-	-	-	(4,544)
Employees share based compensation expenses	-	-	72	-	-	-	72
Exercise of options issued to employees from treasury shares	225	-	-	-	-	424	424

BALANCE AS OF DECEMBER 31, 2014	19,110	54	25,724	(940)	(564)	(1,863)	22,411
CHANGES DURING 2015:
Comprehensive income	-	-	-	(132)	5,018	-	4,886
Dividend paid (Note 7c)	-	-	-	-	(5,758)	-	(5,758)
Employees share based compensation expenses	-	-	138	-	-	-	138
Exercise of options issued to employees from treasury shares	92	-	-	-	-	171	171

BALANCE AS OF DECEMBER 31, 2015	19,202	$54	$25,862	$(1,072)	$(1,304)	$(1,692)	$21,848

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2015	2014	2013
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,018	$5,483	$2,185
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization (see Note 3)	173	233	250
Deferred income taxes, net	(46)	101	(157)
Accrued severance pay	105	68	77
Unrealized loss (gain) from marketable securities, net	98	(26)	6
Capital gain on sale of property and equipment, net	-	-	(5)
Employees share based compensation	138	72	58
Realized loss (gain) on sale of marketable securities – available-for-sale, net	-	(9)	1
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	352	(1,354)	(390)
Other	21	(70)	(15)
Decrease (increase) in prepaid expenses and deferred cost of revenues	95	(77)	351
Decrease in inventories	1	-	3
Increase (decrease) in accounts payable and accruals:
Trade	99	(387)	412
Other	(42)	1,153	1
Increase (decrease) in deferred revenues	285	(1,346)	2,413
Net cash provided by operating activities	6,297	3,841	5,190

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities – available-for-sale	-	(1,664)	-
Proceeds from sale of marketable securities – available-for-sale	-	522	-
Purchase of property and equipment	(146)	(201)	(240)
Severance pay funds	(32)	(109)	(162)
Investment in short-term bank deposits	-	-	(2,559)
Realization of short-term bank deposits	3,053	3,746	-
Investments in marketable securities	(210)	(2,176)	(2,842)
Proceeds from sale of property and equipment	-	-	26
Net cash provided by (used in) investing activities	2,665	118	(5,777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	171	424	73
Dividend paid	(5,758)	(4,544)	(4,532)
Net cash used in financing activities	(5,587)	(4,120)	(4,459)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	-	49	(52)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,375	(112)	(5,098)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,100	8,212	13,310

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$11,475	$8,100	$8,212
SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES-
Taxes paid	$414	$1,266	$95

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -    SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	Nature of operations

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

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -    SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

2)	Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Reclassifications:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

d.	Cash equivalents:

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

g.	Available-for-sale financial assets ("AFS financial assets"):

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

The AFS held by the Company are traded in an active market and are stated at fair value at the end of each reporting period. Interest income calculated using the effective interest method. Changes in the fair value of AFS financial assets are recognized in other comprehensive income (loss). Unrealized losses considered to be temporary are reflected in other comprehensive income (loss). Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. See also Note 2.

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

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under Accounting Standards Codification (“ASC”) 350, "Goodwill" is not amortized but rather tested for impairment at least annually. The Company performs annual testing for impairment of the goodwill during the third quarter of each year, see also Note 4.

k.	Income taxes:

The Company accounts for income taxes, in accordance with the provisions of ASC 740 ("Income Taxes,") under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

For uncertain tax positions, the Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense.

l.	Revenue recognition:

The Company’s revenues consist of revenues generated from software licensing, sales of professional services, including integration and implementation, sales of third-party hardware and software, maintenance services, managed services and training.

The Company applies the provisions of Statement of ASC 985-605, "Revenue Recognition" and ASC 605-35, "Construction-Type and Production-Type Contracts", as follows:

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

Pursuant to ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed", development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -    SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Allowance for doubtful accounts:

The allowance is determined for specific debts doubtful of collection.

o.	Share-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award, net of estimated forfeitures.

p.	Earnings per share ("EPS"):

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

Most of the Company’s and its subsidiaries' cash and cash equivalents as of December 31, 2015 and 2014 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company's revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

s.	Recently issued accounting pronouncements:

On May 28, 2014, the Financial Accounting Statndards Board (“FASB”) and the International Accounting Standards Board (“IASB”) issued their final standard on revenue from contracts with customers. The standard, issued as ASU 2014-09 by the FASB and as IFRS 15 by the IASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.

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

ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the ASU’s provisions also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of (1) property, plant, and equipment; (2) real estate; or (3) intangible assets). Existing accounting guidance applicable to these transfers (e.g., ASC 360-20) has been amended or superseded.

Compared with current U.S. GAAP, ASU 2014-09 also requires significantly expanded disclosures about revenue recognition.

On August 12, 2015, the FASB issued ASU 2015-14, which defers the effective date of the Board’s revenue standard, ASU 2014-09, by one year for all entities and permits early adoption on a limited basis. Specifically:

• For public business entities, the standard is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods.

• For non-public entities, the standard is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Non-public entities can also elect to early adopt the standard as of the following:

-	Annual reporting periods beginning after December 15, 2016, including interim periods.
-	Annual reporting periods beginning after December 15, 2016, and interim periods within annual reporting periods beginning one year after the annual reporting period in which the new standard is initially applied.

On November 20, 2015, the FASB issued ASU 2015-17 as part of its simplification initiative (i.e., the Board’s effort to reduce the cost and complexity of certain aspects of U.S. GAAP). The ASU requires entities to present deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) as non-current in a classified balance sheet. It thus simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current or non-current in a classified balance sheet. Netting of DTAs and DTLs by tax jurisdiction is still required under the new guidance.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -    SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Recently issued accounting pronouncements: (continued)

For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period.

NOTE 2   -    MARKETABLE SECURITIES

		December 31
	Maturity year	2015	2014
		U.S. dollars in thousands

Short-term (a):
Municipal bond		$4,446	$4,408
Corporate bond		705	630
		$5,151	$5,038

Long-term - security bond (b)	Perpetual	$1,441	$1,574

a.	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated single-A or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio based on quoted prices in active markets.

b.	As of December 31, 2015 the Company held a long-term security bond which is classified as available for sale security and is presented on its fair value. The fair value of the available-for-sale security based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC_820).

NOTE 3   -    PROPERTY AND EQUIPMENT

a.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2015	2014
	U.S. dollars in thousands
Computers and electronic equipment	$1,756	$1,621
Land	263	263
Office furniture and equipment	166	165
Vehicles	201	191
Leasehold improvements	8	8
	2,394	2,248
Less - accumulated depreciation and amortization	1,803	1,630
	$591	$618

b.	Depreciation and amortization expenses totaled $173 thousand, $233 thousand and $250 thousand in the years ended December 31, 2015, 2014 and 2013, respectively.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4   -     GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The carrying value of goodwill was allocated to MIND’s reporting units pursuant to ASC 350.

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

The Company performed the annual impairment tests during the third quarter of 2015, 2014 and 2013 and did not identify any impairment losses.

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

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31
	2015	2014
	U.S. dollars in thousands

Accrued severance pay	$1,786	$1,687
Less - amounts funded (presented in “Investment and other non-current assets”)	(1,623)	(1,597)
Unfunded balance	$163	$90

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5   -    EMPLOYEES' RIGHTS UPON RETIREMENT (continued)

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $271 thousand, $181 thousand and $139 thousand in the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 6   -    COMMITMENTS AND CONTINGENT LIABILITIES

a.        Commitments:

The Company and its subsidiaries entered into premises lease agreements that will expire between 2017 and 2019.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2015, are as follows:

Years ending December 31:	U.S. dollars in thousands
2016	$548
2017	539
2018	246
2019	46
$1,379

Rental expense totaled $529 thousand, $603 thousand and $581 thousand in the years ended December 31, 2015, 2014 and 2013, respectively.

b.        Contingent liabilities:

The Company has provided bank guarantees relating to future performance on certain contracts. As of December 31, 2015, contingent liabilities on outstanding bank guarantees aggregated to an amount of approximately $40 thousand.

NOTE 7   -    SHAREHOLDERS’ EQUITY

a.        Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO.

b.        Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2015 the remaining treasury shares are 2,457,592 which amounted to $1.7 million after exercise of options issued to employees from treasury shares in the amount of $171 thousand, $424 thousand and $73 thousand in the years ended December 31, 2015, 2014 and 2013 respectively.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7   -    SHAREHOLDERS’ EQUITY (continued)

c.        Dividend:

Dividends paid per share in the years ended December 31, 2015, 2014 and 2013 were $0.30, $0.24 and $0.24, respectively.

The Company paid dividends to its shareholders in the amounts of $5.8 million, $4.5 million and $4.5 million during the years ended December 31, 2015, 2014 and 2013, respectively. Since, at the time of the 2014 distribution, the Company had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance with the Israeli Companies Law, 1999.

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

The compensation costs charged against income for all of the Company's equity incentive plans during the years ended December 31, 2015, 2014 and 2013 were approximately $138 thousand, $72 thousand and $58 thousand, respectively without any reduction in income taxes.

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

d.        Stock option plans:

The following is a summary of the status of the 1998 Plan, 2000 plan and 2011 Share Incentive Plan as of December 31, 2015, 2014 and 2013, and changes during the years ended on those dates:

1)

	Years ended December 31
	2015		2014		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	851,600	$2.63	460,000	$1.93	588,700	$1.87
Changes during year:
Granted (a)	116,800	$1.66	666,000	$2.81	96,000	$2.16
Exercised	(92,100)	$1.85	(225,400)	$1.88	(103,500)	$0.70
Forfeited	(166,000)	$2.88	(49,000)	$2.03	(36,000)	$1.94
Expired	-	-	-	-	(85,200)	$3.24
Options outstanding at end of year	710,300	$2.51	851,600	$2.63	460,000	$1.93

Options exercisable at end of year	51,000	$1.98	43,600	$2.00	193,000	$1.95

Weighted average grant date fair value of options granted during the year (b)		0.94		$0.51		$0.41

(a)        In the years ended December 31, 2015 and 2014 the options were granted with an exercise price equal to the average closing price per share of the Company’s ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option or with an exercise price equal to par value of NIS 0.01.

In the year ended December 31, 2013 the options were granted with an exercise price equal to the average closing price per share of the Company ordinary’s shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7   -    SHAREHOLDERS’ EQUITY (continued)

d.        Stock option plans:

1)	(continued)

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2015	2014	2013

Dividend yield	10%	11%	11%

Expected volatility*	48%	44%	49%

Average risk-free interest rate	1.5%	1.5%	0.8%

Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.

As of December 31, 2015 there were approximately $225 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.46 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2015:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	at	remaining	average	at	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2015	life	price	2015	life	price
		Years			Years

$0.003 – 1.939	118,800	2.74	$0.72	44,000	0.85	$1.94
$2.16 – 2.947	591,500	3.73	$2.87	7,000	1.74	$2.27
	710,300	3.56	$2.51	51,000	0.97	$1.98

The total intrinsic value of options exercised during the years ended December 31, 2015, 2014 and 2013 were approximately $176 thousand, $322 thousand and $165 thousand, respectively. As of December 31, 2015, the aggregate intrinsic value of the outstanding options is $231 thousand, and the aggregate intrinsic value of the exercisable options is $28 thousand.

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

On January 6, 2011 an amendment (Amendment No. 68) to the Law for the Encouragement of Capital Investment-1959 (the "2011 Amendment") was published. The 2011 Amendment significantly revised the tax incentive regime in Israel, commencing on January, 1 2011.

The 2011 Amendment introduced a new status of “Preferred Enterprise”. Similarly to the “Approved Enterprise” status, a Preferred Company is an industrial company meeting certain conditions (including a minimum threshold of 25% export). However, under the New Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “approved enerprise”status was cancelled. Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

On July 30, 2013 the Israeli Parliament passed a Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) — 2013. As part of the legislation, the Law for the Encouragement of Capital Investments was amended so that the tax rate applicable to a “Preferred Enterprise” in this period in Development Area A will be 9% and the tax rate in other parts of the country will be 16%. Similarly, it was determined that the tax rate on dividends distributed to individuals and foreign residents out of preferred income will be increased to 20% as from January 1, 2014 as opposed to the current rate of 15%.

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

If only a portion of the Company's capital investments is approved, its effective tax rate will be the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific “Preferred Enterprise”. Income derived from activity that is not integral to the activity of the “Preferred Enterprise” will not enjoy tax benefits. The Company's entitlement to the above benefits is subject to fulfillment of certain conditions under the Investment Law and related regulations.

During 2013, the Company applied for a tax ruling with respect to 2012 and future years. During 2014, the Company obtained the ruling, which provides that the portion of the income attributed to the “Preferred Enterprise” (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of the employees in Israel and abroad. According to the ruling, the tax rate on income in Israel in 2015 was approximately 22%.

c.        Other applicable tax rates:

1)        Income from other sources in Israel

On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% as from 2012.

As part of the mentioned above law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) — 2013 the corporate tax rate has increased to 26.5% in 2014 and 2015.

On 5 January 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%. The amendment will enter into force on January 1, 2016 and the 25% corporate tax rate will apply to income that was generated from that day onwards.

2)        Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   -    TAXES ON INCOME (continued)

d.        Deferred income taxes:

	December 31
	2015	2014
	U.S. dollars in thousands
1) Provided in respect of the following:

Research and development expenses	$54	$13
Carryforward tax losses	1,494	2,284
Other	187	182
Less- valuation allowance	(1,494)	(2,284)
	$241	$195

2)	As of December 31, 2015, the carryforward tax losses are related mainly to the Company’s subsidiaries (in the U.S. and U.K.) and amounted to approximately $4.6 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses of the Company's subsidiaries. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.        Taxes on income included in the statements of operations:

1)        As follows:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Current:
In Israel	$1,283	$1,473	$116
Outside Israel	99	94	71
	1,382	1,567	187
Taxes in respect of previous years	(52)	-	107
Deferred taxes in Israel	(46)	101	(157)
	$1,284	$1,668	$137

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   -    TAXES ON INCOME (continued)

e.        Taxes on income included in the statements of operations: (continued)

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$6,302	$7,151	$2,322
Theoretical tax expense	1,670	1,895	581
Less - tax benefits arising from approved enterprise status, see a. above	(271)	(401)	(60)
	1,399	1,494	521
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	42	22	60
Taxes in respect of previous years	(52)	-	107
Changes in valuation allowance	(747)	62	243
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	642	90	(794)
Taxes on income for the reported years:	$1,284	$1,668	$137

* As follows:
Taxable in Israel	$5,346	$6,145	$1,325
Taxable outside Israel	956	1,006	997
	$6,302	$7,151	$2,322

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

Following the sale, the Company recognized a capital gain, which was offset against carryforward capital losses from previous years.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   -    SUPPLEMENTARY BALANCE SHEET INFORMATION

a.        Cash and cash equivalents:

The balance as of December 31, 2015 and 2014 includes $6.8 million and $3.7 million, respectively, of highly liquid bank deposits. The deposits are mainly denominated in dollars and, as of December 31, 2015, bear weighted average annual interest of 0.36%.

b.        Accounts receivable:

1)	Trade:

	December 31,
	2015	2014
	U.S. dollars in
	thousands

Open accounts	$2,488	$2,595
Less - allowance for doubtful accounts *	(245)	-
	$2,243	$2,595

*           The changes in allowance for doubtful accounts are composed as follows:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Balance at beginning of year	$-	$-	$327
Increase (decrease) during the year	245	-	-
Bad debt written off	-	-	(327)
Balance at end of year	$245	$-	$-

2)        Other:

	December 31,
	2015	2014
	U.S. dollars in
	thousands

Government of Israel	$19	$-
Employees	26	11
Sundry	168	223
	$213	$234

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   -    SUPPLEMENTARY BALANCE SHEET INFORMATION (continued)

c.        Accounts payable and accruals - other:

	December 31,
	2015	2014
	U.S. dollars in
	thousands

Payroll and related expenses	$964	$1,268
Government institutions	1,166	659
Accrued vacation pay	63	92
Accrued expenses and sundry	71	287
	$2,264	$2,306

NOTE 10   -    SELECTED STATEMENT OF OPERATIONS DATA

a.        Revenues:

1)	The Company's revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

Following are data regarding revenues classified by product lines:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Product line “A”	$16,567	$20,990	$14,210
Product line “B”	4,361	4,030	4,270
	$20,928	$25,020	$18,480

2)	Following are data regarding geographical revenues classified by geographical location of the customers:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

United States	$11,292	$14,411	$11,809
United Kingdom	904	763	1,221
Rest of Europe	5,793	6,402	2,537
Israel	1,417	2,256	1,768
Other	1,522	1,188	1,145
	$20,928	$25,020	$18,480

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10   -    SELECTED STATEMENT OF OPERATIONS DATA (continued)

a.        Revenues: (continued)

Property and equipment - by geographical location:

	December 31
	2015	2014
	U.S. dollars in
	thousands

Israel	$182	$193
Romania	407	421
United States	2	4
	$591	$618

b.        Research and development expenses:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Payroll and related expenses	$2,148	$3,614	$3,972
Rent and related expenses	321	367	378
Depreciation and amortization	72	114	133
Subcontracting	202	189	188
Other	200	255	359
	$2,943	$4,539	$5,030

c.        Selling and marketing expenses:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Payroll and related expenses	$949	$963	$1,459
Depreciation and amortization	4	3	8
Travel and conventions	123	79	108
Other	97	95	119
	$1,173	$1,140	$1,694

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10   -    SELECTED STATEMENT OF OPERATIONS DATA (continued)

d.        General and administrative expenses:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Payroll and related expenses	$923	$1,298	$1,105
Depreciation and amortization	19	17	21
Insurances	55	65	60
Office expenses	68	99	102
Professional services	276	269	302
Allowance for doubtful accounts and bad debts	245	-	-
Other	180	186	136
	$1,766	$1,934	$1,726

e.	Financial income (expense) - net:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$54	$151	$97
Non-dollar currency gains - net	-	-	17
Income from marketable securities	102	148	33
Realized gain from sale of available-for-sale securities	-	38	-
Interest on available for sale securities	59	33	35
	215	370	182
Expenses:
Non-dollar currency losses - net	(315)	(663)	-
Bank commissions and charges	(14)	(13)	(19)
Realized loss on sale of available-for-sale securities		-	-
	(329)	(676)	(19)
	$(114)	$(306)	$163

f.	Earnings per ordinary share (“EPS”):

Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	19,183	18,949	18,869
Add - incremental shares from assumed exercise of options	100	83	21

Weighted average number of shares used in computation of diluted EPS	19,283	19,032	18,890

In the years ended December 31, 2015, 2014 and 2013, options that their effect was anti-dilutive, were not taken into account in computing the diluted EPS.

The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is 708,000 options, 636,000 options and 400,000 options, respectively for the years ended December 31, 2015, 2014 and 2013.

