Form 20-F
period 2016-12-31
MIND CTI LTD
filed 2017-04-06
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, the Registrant had outstanding 19,261,418 Ordinary Shares, nominal value NIS 0.01 per share.

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2016. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2015 and 2016 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2016 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2012	2013	2014	2015	2016
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$20,209	$18,480	$25,020	$20,928	$18,052
Gross profit	12,357	10.609	15,070	12,298	11,221
Operating income	4,372	2.159	7,457	6,416	5,206
Other Financial income (expenses) - net	298	163	(306)	(114)	166
Net income	4,278	2,185	5,483	5,018	4,203
Earnings per ordinary share:
Basic	$0.23	$0.12	$0.29	$0.26	$0.22
Diluted	$0.23	$0.12	$0.29	$0.26	$0.22
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	18,767	18,869	18,949	19,183	19,234
Diluted	18,846	18,890	19,032	19,283	19,307

	As of December 31,
	2012	2013	2014	2015	2016
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,310	$8,212	$8,100	$11,475	$9,165
Working capital	17,055	14,540	14,818	14,734	15,217
Total assets	28,731	29,624	30,347	30,225	29,000
Share capital and additional paid-in capital	30,192	30,250	25,778	25,916	26,052
Treasury Shares	(2,360)	(2,287)	(1,863)	(1,692)	(1,607)
Total shareholders’ equity	23,106	20,989	22,411	21,848	21,285

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

Competition in our industry is intense and we expect competition to increase. We compete both with established global billing companies, such as Amdocs and Oracle, as well as with local billing companies. Some of our competitors have greater financial, technical, sales, marketing and other resources and greater name recognition than we do. Some of our competitors, mainly the ones that focus on specific markets, compete with us on pricing. New competitors may emerge and rapidly acquire significant market share. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressure will not harm our financial results.

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

Our backlog, revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

●	the timing of orders and/or deliveries for our software may be delayed as customers typically order and/or implement our billing and customer care software only after other vendors have provided the network infrastructure, a process that is subject to delay. It is therefore difficult for us to predict the timing of orders and/or revenue recognition;

●	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

●	potential termination of contracts by our customer due to lack of financing, internal changes or any other reason; and

●	changes in our pricing policies or competitive pricing by our competitors.

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

The customer base for our wireline and wireless billing and customer care products is characterized by very small to medium size telephony carriers. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially.

Our wireline and wireless billing and customer care products target very small to medium size carriers. Our growth in this field depends on continued growth of carriers of this size. We cannot be certain that carriers of this size will be able to successfully compete with large telephony carriers in existing markets or will successfully develop in new and emerging markets. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially and our business would suffer. In addition, there may never be significant demand for new billing and customer care software by providers of telecom services.

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

Our sales are made in many countries, with different legislation and complex taxation rules and in many states in the United States. Managing our existing international operations and additional international markets requires significant management attention and financial resources. Our ability to penetrate some international markets may be limited due to different technical standards, protocols and requirements for our products in different markets. In addition, conducting our business internationally subjects us to a number of risks, including:

●	the burden of compliance with a wide variety of foreign laws and regulations;

●	staffing and managing foreign operations;

●	increased risk of collection;

●	potentially adverse tax consequences;

●	burdens that may be imposed by tariffs and other trade barriers; and

●	adverse effects of political and economic instability.

We currently benefit from local tax benefits that may be discontinued or reduced.

We derived benefits from various programs including Israeli tax benefits relating to our “Approved and Preferred Enterprise” programs.

To be eligible for tax benefits as an “Approved and Preferred Enterprise,” we must continue to meet certain conditions. Should it be determined that our Approved or Preferred Enterprise programs have not met, or do not meet, the statutory conditions, our income taxes will increase.

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

A significant part of our revenues is derived from maintenance agreements and managed services agreements. Small service providers may be acquired by larger carriers and replace our solutions with the buyer’s existing billing platform or cease operations due to lack of funding, as occurred with customers of ours over the years. If one or more customers cease using our solutions or services due to replacements or any other reason, our business and results of operations would suffer.

Because some of our customers require highly complex implementations and we sell fixed price projects, we may underestimate the effort and time required to implement such projects, resulting in a lower or negative profit margin for such projects and the incurrence of contractual penalties for late performance. This could materially harm our results of operations.

In 2016, we derived 81% of our revenues from the sale of software and related services to telecommunications service providers. As the deal size increases, our projects become more complex and the risk of on-time and on-budget implementation increases. Each such contract may include penalties and potential liability for damages arising from our late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to customer related reasons such as lack of resources, delay in the build-up of the customer's network infrastructure or deferral in making implementation scope related decisions. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality specifically requested by the customer.

All the delays, either by us or by a third party, increase the cost of supplying the project and expose us to potential claims from customers and may decrease our revenues and could materially harm our profitability, business and results of operations.

Our business may be negatively affected by exchange rate fluctuations.

Although the majority of our revenues are denominated in U.S. dollars, approximately 39% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 47% of our expenses are tied to the Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

From time to time, our software, as well as the systems into which it is integrated, contains undetected errors. Because of this integration, it can be difficult to determine the source of the errors. Also, from time to time, hardware systems we resell contain certain defects or errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:

●	diversion of our resources and the attention of our personnel from our research and development efforts to address these errors;

●	negative publicity and injury to our reputation that may result in loss of existing or future customers; and

●	loss of or delay in revenue and loss of market share.

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

We may pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could cause diversion of management's attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

●	potentially dilutive issuances of equity securities;

●	the incurrence of debt and contingent liabilities;

●	amortization of intangible assets;

●	changes in our business model and margins;

●	research and development write-offs; and

●	other acquisition-related expenses.

In addition, we have limited experience with respect to negotiating an acquisition and operating an acquired business. If future acquisitions disrupt our operations, our business may suffer.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business may be harmed.

Because our markets are constantly changing, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of our founder and CEO, Monica Iancu, and other members of senior management. Because the demand for highly qualified senior personnel exceeds the supply of this type of personnel, it will be difficult to replace members of our management if one or more of them were to leave us. If either Ms. Iancu or other members of the senior management team are unable or unwilling to continue their employment with us, our business may be harmed.

Our success depends on our ability to continually develop and market new and more technologically advanced products and enhancements.

The market for our products and the services they are used to support is characterized by:

●	rapid technological advances like the development of new standards for communications protocols;

●	frequent new service offerings and enhancements by our customers, such as value-added IP-based services and new rating plans; and

●	changing customer needs.

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

We use certain "open source" software tools that may be subject to intellectual property infringement claims or that may subject our derivative works or products to unintended consequences, possibly impairing our product development plans, interfering with our ability to support our clients or requiring us to allow access to the source code of our products or necessitating that we pay licensing fees.

Certain of our products contain open source code and we may use more open source code in the future. In addition, certain third party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

As a result of the use of open source software, we could be subject to suits by parties claiming ownership of what they believe to be their proprietary code or we may incur expenses in defending claims alleging non-compliance with certain open source code license terms. In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and we may be unable to be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business. Certain open source licenses require as a condition to use, modification or distribution of such open source that proprietary software incorporated into, derived from or distributed with such open source be disclosed or distributed in source code form, be licensed for the purpose of making derivative works or be redistributable at no charge. The foregoing may under certain conditions be interpreted to apply to our software, depending upon the use of the open source and the interpretation of the applicable open source licenses.

We monitor our use of open source code to avoid subjecting our products to conditions we do not intend. The use of open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations, Nasdaq listing rules and the Israeli Companies Law. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time to assure that we continue to comply with these requirements. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. If our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results.

Risks Relating to the Market of our Ordinary Shares

Our share price has fluctuated and could continue to fluctuate significantly.

The market for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The price of our ordinary shares has fluctuated significantly over the years. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

●	sales of a substantial number of our ordinary shares;

●	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

●	public announcements concerning us or our competitors;

●	changes in pricing policies by us or our competitors;

●	market conditions in our industry; and

●	the general state of the securities market (particularly the technology sector).

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

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of our assets, averaged over the year and generally determined based upon value, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a "passive foreign investment company", or PFIC for United States federal income tax purposes. For this determination, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets that produce passive income.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

●	subject to limited exceptions, the judgment is final and non-appealable;

●	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

●	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

●	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult a change of control and therefore may depress the price of our stock.

Some of the provisions of our articles of association and Israeli law could, together or separately:

●	discourage potential acquisition proposals;

●	delay or prevent a change in control; and

●	limit the price that investors might be willing to pay in the future for our ordinary shares.

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

Principal Capital Expenditures

During 2014, 2015 and 2016, the aggregate cash amount of our capital expenditures were $201,000, $146,000 and $68,000, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

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

Our billing and customer care solution includes a powerful workflow engine to support the implementation of business processes such as subscriber registration, order management, trouble ticket and debt collection. It also includes an integral point of sale (POS) solution that covers all dealer, store and cashier management and sales processes. We base our solution on a multi-layered architecture supporting real-time distributed processing, achieving performance, scalability and high availability. It uses an open architecture, including Service Oriented Architecture (SOA) and robust Application Programming Interfaces (API’s) thus enabling fast and seamless integration with other systems and third party applications. The MIND solution is built using standardized best-of-breed object-oriented design concepts and development technologies such as Java, Angular, Spring and XML. It is JEE based and is powered by a commercial application server.

MINDBill can be installed on-premises or in a cloud environment.

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

Our Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

●	Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

●	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

●	Scalability. Our billing solution (MINDBill) is designed to support millions of subscribers and at the same they enable service providers to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware and licenses. Our solutions’ design allows a service provider to expand its infrastructure, business model and subscriber base without the need to replace its billing and customer care software; and

●	Improved Time to Market. MINDBill is modular, extensible software products, based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

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

As we increase our focus on end-to-end billing solutions for tier 2 and tier 3 service providers, projects are now generally more complex in nature, with revenue recognized over longer periods. These factors typically extend the recognition period of both license and service revenue streams and have some balance sheet impacts. We consider this a normal and expected development for our business as it grows and matures. We continue to build the professional services team required to support the growth in services offered to customers. Our long-term business model contemplates that licenses, maintenance and services will each represent approximately 30-40% of revenues and gross margins will be around 60%. The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

●	Leverage our brand name recognition and technical expertise. We introduced our billing and customer care software in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with brand name recognition. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

●	Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets; and

●	Expand professional services opportunities. As our projects are of larger scale and as convergent service offerings become more complex, our customers require more consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. We aim to increase our revenues from consulting services.

Billing and Customer Care Solutions

The key functionalities of our billing and customer care solutions are as follows:

●	Mediation. Providing real-time and batch event collection, interfacing with the voice, content, data, service delivery and routing network elements;

●	Provisioning. Setting up the ability of a subscriber to use services, enabling features and quantitative limits on network elements and legacy billing solutions;

●	Authentication & Authorization. Authenticate subscribers who connect to the network to use voice or data services, and authorize a particular usage by reviewing the type of service, the account balance, pre-rating the service and calculating the resulting cut-off parameters;

●	Accounting. When each session is completed, the rating engine calculates the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

●	Interconnect Billing. MINDBill generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

●	Roaming. MINDBill provides the ability to define and manage the required roaming contract terms and the applicable tariff plan for each roaming partner;

●	Virtual Providers. MINDBill allows carriers to have resellers of traffic under different brand names and manage them as Virtual Providers;

●	Multiple Services and Products Support. MINDBill allows operators to provide advanced voice, data, content and video services. Our product catalog allows bundling of groups of services into tailor-made packages with special rates, discounts and promotions;

●	Rating. MINDBill includes a flexible real-time rating engine that facilitates a wide variety of billing plans and tariff parameters. Our rating engine includes support for content based rates, rates based on the day of the week, time of the day, call origin and destination and multi-currency rates for international services. It supports an unlimited number of free-unit and money-bundle, voucher based payment models and much more;

●	Invoicing. MINDBill supports all stages of invoice generation, multiple billing cycles and invoice on demand. Invoices include usage details, monthly recurring charges, discounts and taxes. Invoices can be printed locally or exported to printing service bureaus, using a customizable invoice layout;

●	Account Receivables (A/R). MINDBill manages all A/R activities, monitors the A/R status online and ensures a continuous cash flow. It supports multiple payment methods: cash, check, credit and debit cards, vouchers and more.

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

●	Collection procedures. The MINDBill flexible collection facility defines the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy;

●	Subscriber Self-Care Web Interface. MINDBill includes a user-friendly subscriber web interface that allows subscribers to obtain real time information about their account, including invoice information, call details and payment history. Our solution also offers a set of APIs to facilitate seamless integration of an existing customer self-care application with our billing solution;

●	Customer Support Representative Web Interface. MINDBill includes a powerful and user-friendly customer support representative web interface that allows operators to perform customer care from any location;

●	Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines and address validation systems. POS main modules:

●	Sales Module – a cashier station that facilitates services, equipment and accessories sales, returns and repairs, through an easy to use interface on a single receipt. It enables cash, check and credit card payments and supports cash drawer, credit card swipe, barcode reader and ribbon printer;

●	Resource Management Module – an inventory system that supports the operator’s warehouses and stores, automating the management and tracking of goods sold. It manages the equipment by serial number, status, and location, supporting the full goods life-cycle.

●	Business Processes Workflow Environment. MINDBill includes an automated business processes workflow engine to implement our customers’ unique business rules, creating tailored business processes such as managing subscriptions, order management, trouble tickets and debt collection. For example, a tailored account creation process may include account registration, package selection, provisioning and activation steps, it may involve different users from various departments, integration with external legacy systems and third party services and more;

●	Call Management and Traffic Analysis Reports (CMS). This module allows service providers to generate reports and graphic analysis of usage activity. Information such as peak hours, usage loads or duration of sessions enables operators to analyze subscriber behavior and improve their marketing and business development strategies. In addition, the traffic analysis reports assist service providers in planning the growth and development of their networks;

●	Fraud Detection. MINDBill includes a customizable fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms; and

●	Monitoring. MINDBill includes a monitoring tool that enables 24x7 operational control, proactive monitoring and historical analysis of the behavior and well-being of our platform and the resources it is using, such as database and operating system. This tool can forward monitoring information to external network managing systems using simple network management protocol (SNMP).

Enterprise Software

Our enterprise product, known as PhonEX-ONE, is used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. PhonEX ONE is a call management system that collects, records and stores all call information and enables:

●	to generate near real-time reports on the enterprise's telephone use;

●	monitor quality of experience;

●	track agents performance in contact centers

●	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

●	allocate telephone expenses to specific departments, individual clients or projects.

These functions allow organizations to more effectively manage their telecommunications resources. The system is easy to install and configure, user-friendly and compatible with any switchboard system, traditional or IP. The system performs call management and traffic analysis as well as fraud management in the same manner as our billing solutions. In addition, the system is multi-lingual and multi-currency, which means that reports can be generated in any currency defined in the system, or in two currencies simultaneously.

PhonEX-ONE can be installed on-premises or in a cloud environment.

PhonEX-ONE, delivers one unified solution for management of all telecom expenses, including traditional voice, IP voice and data, and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. PhonEX-ONE provides tools to monitor, budget and manage voice traffic in order to achieve maximum control over telecommunication expenses. Some of its major advantages are:

●	Fully web-based solution. The PhonEX-ONE fully web-based solution enables managers and users to conveniently access their telecom expenses management system anytime and from anywhere, using a web browser without decreasing their control over the traffic;

●	Quality of Service (QoS) Monitoring. PhonEX ONE enables quantification of the user’s perceived audio call quality so the organization can ensure the relevant communication quality of experience of its contact centers, calls between branches, out-going calls, etc.

●	User centric. The PhonEX-ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

●	Dashboard. A visual representation of the most significant information regarding calls, a useful tool that helps administrators to get a quick and relevant image of the general system activity. The Dashboard can quickly provide - through its graphical and non-graphical monitors - a snapshot over the outgoing and incoming calls, traffic and exceptions as well as several top requested reports;

●	Multi-site solution. The PhonEX-ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX-ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

●	ASP.NET and MS-SQL database. PhonEX-ONE is designed using the Microsoft .Net technology and has extensive configuration capabilities using XML files with server – client interaction;

●	Certification by IP switch vendors. PhonEX-ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco and Microsoft;

●	Enhanced security. PhonEX-ONE security management includes user authentication, security group restrictions, event log monitoring and encryption methodology of data base entries. This management tool enables a secure and easy control over the system;

●	Modular architecture supporting high scalability. The PhonEX-ONE’s scalable system architecture supports an unlimited number of sites and extensions;

●	Guard and Alerter. The PhonEX-ONE Guard and Alerter provide sophisticated tools for fraud prevention, alerting on phone misuse, budget surpass, possible toll fraud or other abnormal behaviors within the organization; and

●	Multilingual and multicurrency. The built-in support of multiple languages and multiple currencies enables telecom expense management for multinational organizations.

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

Technology

Our software products are based on an open architecture, which was developed using industry standard application server programming interfaces (API) that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that support a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural codes. Our layered architecture organizes these business objects to optimize the interface between the user and the application. We implement our software in a distributed configuration. This allows various modules to be installed on different servers to support the system’s scalability and security. We believe that our technology allows us to offer products with the following benefits:

●	fast integration and interoperability with telecommunications equipment of major manufacturers, legacy systems and external software;

●	modular architecture that allows our products to be easily scalable and enables us to customize our software relatively quickly;

●	reliable products that support high availability of the service for mission-critical applications. Our automatic fail-over mechanism ensures minimal loss of service in case of a component failure; and

●	security at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system.

Our software products are based on multiple-tier architecture, consisting of the following tiers:

●	Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, customer care and billing administration. In addition, it includes Web service interfaces that enable external applications to interact with the business tier;

●	Business Object Tier: This tier includes the business logic and rules of the system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilitates the transfer of information requested by the client application tier from the database tier; and

●	Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

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

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

●	participating in industry trade shows and special events;

●	conducting ongoing public and press relations programs; and

●	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by activity and geographic region.

	Years ended December 31,
	($ in thousands)
	2014	2015	2016
The Americas (total)	$14,411	$11,292	$12,714
Sale of Licenses	2,625	1,396	2,689
Services	11,786	9,896	10,025
Asia Pacific and Africa (total)	1,188	1,522	1,125
Sale of Licenses	387	458	316
Services	801	1,064	809
Europe (total)	7,165	6,697	3,333
Sale of Licenses	1,832	1,806	732
Services	5,333	4,891	2,601
Israel (total)	2,256	1,417	880
Sale of Licenses	553	282	187
Services	1,703	1,135	693
Total	25,020	20,928	18,052
Sale of Licenses	5,397	3,942	3,924
Services	19,623	16,986	14,128

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, content and internet services, such as Moldtelecom and Docomo Pacific;

●	wireless telephony providers and MVNO’s, such as KDDI America, Inc., Chat Mobility and SI Wireless;

●	LTE operators, such as MaxTelecom Bulgaria;

●	cable providers that also offer voice services, such as Megacable and EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Telecommunications Ltd.

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

We believe that our competitive advantage is based on:

●	our ability to rapidly deploy a complete turn-key product based solution;

●	our truly convergent platform using one database and one product catalog for both prepaid and postpaid subscribers;

●	our solutions’ functionality, which includes billing, customer care, point-of-sale, mediation, provisioning, online charging for multiple services and interconnect reporting;

●	our proven platform and our many years of wireless and IP experience to satisfy customer requirements; and

●	our flexibility to meet customer requirements in a short time frame.

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

Enterprise Software

Our competitors in the market for enterprise software products are mainly local companies. To compete effectively, companies must be able to offer adequate technical support and ongoing product development. In addition, multinational companies prefer call accounting systems that can be installed at their various offices throughout the world, and therefore require call accounting products that are multilingual and support the local telecommunication requirements. The principal factors upon which we compete are scalability, ease of use, being certified by major IP switch vendors and the multi-lingual and multi-currency nature of our system.

C.	Organizational Structure

Set forth below is a list of our significant subsidiaries:

●	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

●	MIND Software Inc. (formerly Sentori Inc.), a wholly owned subsidiary, incorporated in the State of Delaware;

●	MIND Software SRL., a wholly owned subsidiary of MIND Software Limited, incorporated in Romania; and

●	Dirot Comp SRL., a wholly owned subsidiary, incorporated in Romania.

D.	Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 10,000 square feet at our Yoqneam headquarters. We also lease approximately 2,100 square feet of office space in Silver Spring, Maryland, approximately 24,000 square feet in Iasi, Romania and approximately 7,400 square feet in Suceava, Romania. The office in Maryland is used primarily for supporting our customers in the United States, while the offices in Iasi and Suceava are used primarily for software development and for customer support. The office in Maryland is the group’s headquarters in the Americas.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. In 2016, 81% of our revenues were derived from providing our billing and customer care software and 19% were derived from providing our enterprise software. In 2016, license fees represented 22% of our revenues and services represented 78%. In 2016, one customer accounted for approximately 14% of total revenues. In 2015, two customers accounted for approximately 10% and 13% of total revenues. In 2014, two customers accounted for approximately 11% and 13% of total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

The telecom carriers compete mainly on price. Our customers encounter profitability challenges and continually aim to reduce both operating and capital expenditures. We believe that our up-to-date, versatile, comprehensive product-based billing platform and agile delivery fit perfectly with multi-play service providers and address their challenge of reducing operational cost. While the markets appear to be still active, showing ongoing demand for our products and services, extensive pre-sales efforts are required and many processes are extended or constantly delayed. Consolidation in the telecom markets was not favorable to us in the last years, and we closed fewer deals than in previous years. Accordingly, we expect challenges in maintaining our revenues level in the near term. During the last two years we invested significantly in the new version of MINDBill, which will be released in 2017, and we intend to promote the sales of upgrades. We plan to continue investing in technology, cloud solutions and seeking to enter new markets, as we continue to focus on our profitability targets.

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

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board of directors updated this policy slightly. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally, the board approved dividend distributions in 2003, 2007, 2008, 2009, 2010, 2011 and 2014 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings, which court approvals were received. Since 2003, we have distributed aggregate cash dividends of approximately $3.98 per share to our shareholders. The amount per share that we distributed in 2014, 2015, and 2016 was $0.24, $0.30 and $0.27, respectively, and $0.32 per share in March 2017. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

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

The following discussion of our results of operations for 2014, 2015 and 2016, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, contained in Item 18:

	Years ended December 31,
	2014	2015	2016
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	39.8	41.2	37.8
Gross profit	60.2	58.8	62.2
Research and development expenses	18.1	14.1	19.5
Selling, general and administrative expenses:
Selling and marketing expenses	4.6	5.6	6.1
General and administrative expenses	7.7	8.4	7.7

Operating income	29.8	30.7	28.9
Financial income (expenses) – net	(1.2)	(0.6)	0.9
Income before taxes on income	28.6	30.1	29.8
Income tax expense	6.7	6.1	6.5
Net income	21.9	24.0	23.3

Comparison of 2014, 2015 and 2016

Revenues

	Years ended December 31,			% Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	($ in millions)
License sales	5.4	3.9	3.9	(27.8)	-
Professional services	19.6	17.0	14.2	(13.3)	(16.5)
Total revenues	25.0	20.9	18.1	(16.4)	(13.4)

Revenues in 2015 decreased in comparison to 2014 by 16.4%. The decrease was primarily attributed to the decrease in both the number of the new deals and the size of new deals we signed both in 2014 and 2015, in comparison to the three new large deals we signed in 2013, for which the revenues were recognized mainly in 2014. Revenues in 2016 decreased in comparison to 2015 by 13.4%. The decrease was primarily attributed to the total value of the deals we signed both in 2014 and 2015, in comparison to the large deals we signed in 2013, for which the revenues were recognized mainly in 2014 but also in 2015, and a decrease in our volume of sales in Europe, reflecting also the lower Euro to U.S. dollar exchange rate.

Revenues from our billing and customer care product solutions for service providers decreased from $21.0 million in 2014 to $16.6 million in 2015 and decreased to $14.6 million in 2016 for similar reasons to the changes in total revenues.

Revenues from our enterprise products increased from $4.0 million in 2014 to $4.4 million in 2015. The increase was primarily attributed to stronger direct sales to a few large end-users in Europe. Revenues from our enterprise products decreased from $4.4 million in 2015 to $3.5 million in 2016. The decrease was primarily attributed to a significant decrease in our volume of sales in Europe, reflecting also the lower Euro to U.S. dollar exchange rate. Revenues from professional services decreased from $19.6 in 2014 to $17.0 in 2015 and further decreased to $14.1 in 2016. The decreases in 2015 and in 2016 were due to the aforementioned reasons for the changes in total revenues.

The following table presents the geographic distribution of our revenues:

	Years ended December 31,
	2014	2015	2016
	(% of revenues)
The Americas	57.6	54.0	70.4
Asia Pacific and Africa	4.8	7.3	6.2
Europe	28.6	32.0	18.5
Israel	9.0	6.7	4.9
Total	100.0%	100.0%	100.0%

Our revenues in the Americas decreased from $14.4 million in 2014 to $11.3 million in 2015 and as a percentage of total revenues decreased from 57.6% in 2014 to 54.0% in 2015. Our revenues in the Americas increased from $11.3 million in 2015 to $12.7 million in 2016 and as a percentage of total revenues increased from 54.0% in 2015 to 70.4% in 2016 due to two new customers and three large follow-on orders from existing customers in this area. Our revenues in Europe decreased from $7.2 million in 2014 to $6.7 million in 2015 mainly due to lower revenue recognition in regards to the large deal we signed in Europe in December 2013. Our revenues in Europe increased as a percentage of total revenues from 28.6% in 2014 to 32.0% in 2015 mainly due to the significant decrease in total revenues. Our revenues in Europe decreased from $6.7 million in 2015 to $3.3 million in 2016 and as a percentage of total revenues decreased from 32.0% in 2015 to 18.5% in 2016 mainly due to lower revenue recognition of the large deal we signed in late 2013, that approaches completion. Our revenues in Israel decreased from $2.3 million in 2014 to $1.4 million in 2015 and to $0.9 million in 2016, and as a percentage of total revenues decreased from 9.0% in 2014 to 6.7% in 2015 and to 4.9% in 2016, mainly due to completion of a large billing project in Israel during the second quarter of 2015 and a continual decrease in call accounting revenues.

Cost of Revenues

	Years ended December 31,			% Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	($ in millions)
Cost of sales of licenses	0.5	0.4	0.3	(20.0)	(25.0)
Cost of services	9.5	8.2	6.5	(13.7)	(20.7)
Total cost of revenues	10.0	8.6	6.8	(14.0)	(20.9)

The total cost of revenues in 2015 decreased by $1.4 million compared with 2014 due to a decrease in purchases of equipment and licenses and deferred charges of $0.9 million, a decrease in labor-related costs of $0.3 million and a decrease in travel expenses of $0.2 million. The decrease in total cost of revenues in 2016 by $1.8 million compared with 2015 was mainly due to a decrease in labor-related costs of $1.6 million as a result of a decrease in the total number of employees engaged in deployment or professional services and the appreciation of the U.S. dollar in relation to the Euro.

Gross profit as a percentage of revenues decreased from 60.2% in 2014 to 58.8% in 2015 mainly due to a decrease in sales of licenses. Gross profit as a percentage of revenues increased from 58.8% in 2015 to 62.2% in 2016 mainly due to the above-mentioned decrease in labor related cost and due to increased efficiency in project implementation.

Operating Expenses

	Years ended December 31,			% Change
	2014	2015	2016	2015 vs. 2014	2016 vs. 2015
	($ in millions)
Research and development	4.5	2.9	3.5	(35.6)	20.7
Selling and marketing	1.1	1.2	1.1	9.1	(8.3)
General and administrative	1.9	1.8	1.4	(5.3)	(22.2)
Total operating expenses	7.5	5.9	6.0	(21.3)	1.7

Research and Development. We have made substantial investment in research and development to maintain our advanced technology and to add functionality to our products. The decrease in our research and development expenses by 35.6% in 2015, compared to 2014, was primarily due to a decrease in research and development related payroll expenses as a result of a decrease in the total number of employees engaged in research and development and the appreciation of the U.S. dollar in relation to the Euro and to the NIS. The increase in our research and development expenses by 20.7% in 2016, compared to 2015, was primarily due to an increase in research and development related payroll expenses by $0.5 million and an increase in subcontracting expenses by $0.1 million. The increase in payroll and subcontracting expenses reflects the expansion in R&D personnel required to improve and expand our product offering. Research and development expenses as a percentage of revenues decreased from 18.1% in 2014 to 14.1% in 2015 primarily due to the decrease in research and development related payroll expenses mentioned above. Research and development expenses as a percentage of revenues increased from 14.1% in 2015 to 19.5% in 2016 as the result of the above-mentioned decrease in our revenues and the increase in the research and development-related payroll expenses. We expect cost of employment per employee to be significantly higher in the future, as the global need for software engineers constantly grows and more European companies adopt near-shore outsourcing. The cost of employment may also be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar.

Selling and Marketing Expenses. Selling and marketing expenses increased from $1.1 million in 2014 to $1.2 million in 2015 mainly due to an increase in travel expenses and an increase in participating in conventions. Selling and marketing expenses decreased from $1.2 million in 2015 to $1.1 million in 2016 mainly due to a decrease in sales commission expenses and a decrease in travel expenses. Selling and marketing expenses as a percentage of revenues increased from 4.6% in 2014 to 5.6% in 2015 mainly due to the decrease in total revenues. Selling and marketing expenses as a percentage of revenues increased from 5.6% in 2015 to 6.1% in 2016 mainly due to the decreased overall revenues and due to the above-mentioned slight decrease in selling and marketing expenses.

General and Administrative Expenses. General and administrative expenses decreased from $1.9 million in 2014 to $1.8 million in 2015 mainly due to a decrease in general and administrative related payroll expenses as a result of the appreciation of the U.S. dollar in relation to the NIS, partially offset by an increase in doubtful accounts. General and administrative expenses decreased from $1.8 million in 2015 to $1.4 million in 2016 mainly as a result of a successful collection of one customer's debt in 2016 which was recorded as a doubtful account in 2015. General and administrative expenses as a percentage of revenues increased from 7.7% in 2014 to 8.4% in 2015 and decreased back to 7.7% in 2016. The increase in 2015 compared to 2014 is mainly due to the significant decrease in total revenues. The decrease in 2016 compared to 2015 resulted from the recovery in doubtful account expense, offset by a decrease of revenue in a lower rate than the abovementioned decrease in the expense.

Impairment of Goodwill. No impairment of goodwill was required following the impairment test performed during 2014, 2015 and 2016.

Financial Income (Expenses). In 2014, financial expenses consisted of negative currency exchange rate fluctuations and bank charges in the aggregate amount of approximately $676,000, offset by interest income incurred mainly on short-term bank deposits, marketable and available-for-sale securities and a realized gain from sale of available-for-sale securities in the aggregate amount of approximately $370,000. In 2015, financial expenses consisted of negative currency exchange rate fluctuations and bank charges in the aggregate amount of approximately $329,000, offset by interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities in the aggregate amount of approximately $215,000. In 2016, financial income consisted of interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities in the aggregate amount of approximately $319,000, offset by bank charges and a realized loss from sale of available-for-sale securities in the aggregate amount of approximately $153,000.

Income Tax Expense. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included on our consolidated balance sheet. In 2014, our income tax expenses in the amount of $1.7 million included mainly taxes on income in Israel in the amount of $1.5 million. In 2015, our income tax expenses in the amount of $1.3 million were comprised of current tax expenses in the amount of $1.4 million, offset by taxes in respect of previous years in the amount of $52,000 and an increase in deferred taxes in the amount of $46,000. In 2016, our income tax expenses in the amount of $1.2 million included mainly taxes on income in the amount of $1.0 million ($0.9 million in Israel) and a decrease in deferred taxes in the amount of $146,000.

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in Note 1 to the consolidated financial statements contained in Item 18. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2016, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

Impairment of Goodwill. Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. However, if the Company concludes otherwise, the Company is required to perform the first step of a two-step impairment test. Alternatively, the Company may elect to proceed directly to the first step of the two-step impairment test and bypass the qualitative assessment. The first step of the impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company has a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole.

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2016, the fair value of the reporting unit significantly exceeded its carrying value.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 1 to the consolidated financial statements.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2016, the majority of our revenues were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

●	for transactions, exchange rates at the transaction dates or average rates; and

●	for other items (derived from non-monetary balance sheet items such as depreciation and amortization or similar items), historical exchange rates.

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

As of December 31, 2016, we had approximately $9.2 million in cash and cash equivalents, and our working capital was $15.2 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are nominated in U.S. dollars.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2014 was $3.8 million, attributable to our net income of $5.5 million, non-cash related items, net, in the amount of $0.4 million, a net increase in operating assets items in the amount of $1.5 million and a net decrease in operating liabilities items in the amount of $0.6 million. Net cash provided by operating activities in 2015 was $6.3 million, attributable to our net income of $5.0 million, non-cash related items, net, in the amount of $0.5 million, a net decrease in operating assets items in the amount of $0.5 million and a net increase in operating liabilities items in the amount of $0.3 million. Net cash provided by operating activities in 2016 was $5.2 million, attributable to our net income of $4.2 million, non-cash related items, net, in the amount of $0.4 million, a net decrease in operating assets items in the amount of $1.2 million and a net decrease in operating liabilities items in the amount of $0.6 million.

The increase in net cash provided by operating activities of $2.5 million from 2014 to 2015 reflects mainly a decrease in our net income of $0.5 million, a decrease in accounts receivable of $0.4 million in 2015, compared with an increase of $1.4 million in 2014, an increase of $0.1 million in accounts payable and accruals in 2015, compared with an increase of $0.8 million in 2014, and an increase of $0.3 million in deferred revenues in 2015, compared with a decrease of $1.3 million in 2014. The decrease in net cash provided by operating activities of $1.1 million from 2015 to 2016 reflects mainly a decrease in our net income of $0.8 million, a decrease in accounts receivable of $1.2 million in 2016, compared with a decrease of $0.4 million in 2015, a decrease of $1.2 million in accounts payable and accruals in 2016, compared with an increase of $0.1 million in 2015, and an increase of $0.7 million in deferred revenues in 2016, compared with an increase of $0.3 million in 2015.

Net Operating Working Capital

As of December 31, 2015, net operating working capital was $14.7 million, compared with $14.8 million as of December 31, 2014. The decrease of $0.1 million is due to an increase in accounts payables in the amount of $0.1 million, while total current assets were $21.1 million on both dates. As of December 31, 2016, net operating working capital was $15.2 million. The increase of $0.5 million is mainly due to an increase in short term investments in the amount of $3.2 million, offset by a decrease in cash and cash equivalents in the amount of $2.3 million, a decrease of $1.2 million in accounts receivables, a decrease of $1.2 million in accounts payables and an increase of $0.4 million in deferred revenues.

Cash Deposits

As of December 31, 2016, we had approximately $5.0 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2016, we held marketable securities of approximately $4.8 million (consisting mainly of municipal bonds which are held for trading).

Net Cash Provided by/Used in Investing Activities. In 2014, we decreased our investments in short-term bank deposits by $3.7 million, we used $0.2 million for capital expenditures, we invested in available for sale securities in net amount of $1.1 million and we increased our investments in marketable securities by $2.2 million. In 2015, we decreased our investments in short-term bank deposits by $3.1 million, we used $0.1 million for capital expenditures and we increased our investments in marketable securities by $0.2 million. In 2016, we increased our investments in short-term bank deposits by $3.5 million, we used $0.1 million for capital expenditures and we decreased our investments in marketable securities by $1.1 million.

Net Cash Provided by/Used in Financing Activities. In 2014, our financing activities used $4.1 million due to a cash dividend of $4.5 million, offset by $0.4 million in proceeds from the exercise of employee stock options. In 2015, our financing activities used $5.6 million due to a cash dividend of $5.8 million, offset by $0.2 million in proceeds from the exercise of employee stock options. In 2016, our financing activities used $5.1 million due to a cash dividend of $5.2 million, offset by $0.1 million in proceeds from the exercise of employee stock options.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $201,000, $146,000 and $68,000 in 2014, 2015 and 2016, respectively. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we decide to construct a building for our office in Romania or if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of approximately $3.98 per share to our shareholders, including $0.24 per share in 2014, $0.30 per share in 2015, $0.27 per share in 2016 and $0.32 per share in March 2017. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $4.5 million (or 18.1% of revenues) in 2014, $2.9 million (or 14.1% of revenues) in 2015, and $3.5 million (or 19.5% of revenues) in 2016. The significant percentage increase in 2016 was mainly the result of an increase in investment in R&D required to improve and expand our product offering. Our engineering department comprised approximately 161 employees at the end of 2016.

D.	Trend Information

Our billing and customer care solutions target tier 2 and tier 3 service providers. The trend that we believe is currently driving the market is eliminating niche solutions and replacing multiple platforms with one convergent real time billing solution. The need for comprehensive billing solutions is also driven by the market trend that requires service providers to introduce new services more rapidly, to be innovative in creating new product offers and to optimize business processes for maximum efficiency by enabling consumers to purchase services on-line. The self-service trend requires advanced subscriber management capabilities and supporting omni-channel models. This type of new required functionality is more likely to be implemented with cloud-based solutions.

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$1,038	$528	$282	$88	$140

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	59	President and Chief Executive Officer, Director
Aviram Cohen	40	Chief Financial Officer
Oren Tanhum	46	Vice President, Professional Services
Revital Libfrand	45	Vice President, Cloud Solutions
Shoval Cohen Nissan	42	Vice President, Information Technology
Gilad Parness	48	Vice President, Enterprise Solutions
Shachar Barkan	45	Chief Technology Officer
Liviu Serea	62	General Manager, MIND Romania
Iulian Dimitriu	45	Vice President, Engineering
Danny Engle	48	Vice President, Sales for North America
Mihail Rotenberg	65	Chairman of the Board
Meir Nissensohn	73	Director
Joseph Tenne	61	Director

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

Aviram Cohen. Mr. Cohen joined MIND as Controller in June 2006 and was promoted to Chief Financial Officer in 2010. Before joining us, he served as an auditor and accountant at Ernst & Young (Haifa, Israel) from 2002. Mr. Cohen is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics and an M.B.A. degree (Cum Laude), both from Haifa University.

Shoval Cohen Nissan. Mr. Cohen Nissan has served as our IT Manager since December 1998 and was promoted to Vice President of IT in 2016. Mr. Cohen Nissan leads the planning and management of the supporting infrastructure company-wide and the implementation of network security at the corporate level. He also acts as Purchasing Manager for our internal needs and customer solutions. Mr. Cohen Nissan holds a Practical Engineering degree from Braude College.

Gilad Parness. Mr. Parness joined MIND in 2004 as a team leader in MINDBill Support. He was promoted to Support Manager and later to Director of Professional Services leading the Sentori support team in 2007 and in 2009 joined our Sales and Account Management. Mr. Parness was promoted to Vice President of Enterprise Solutions in 2014 and leads the engineering, the support and the sales teams. Mr. Parness holds a Practical Engineer degree from Tel Chai College.

Oren Tanhum. Mr. Tanhum joined MIND in July 1997 as a software engineer and was involved in the development of all versions of our billing platform. Throughout his almost 20 years with us, he has been promoted in the R&D organization, filling leadership roles at all levels. He has also served as a Project Manager, responsible for planning of projects through their successful delivery. He was promoted to R&D Director in October 2006 and to Vice President of Professional Services in October 2016. Mr. Tanhum holds a B.A. degree in Mathematics and Computer Science from Haifa University.

Revital Libfrand. Ms. Libfrand rejoined MIND to serve as Vice President of Cloud Solutions in September 2016. In the last few years, Revital served as a Business & Marketing Consultant helping SaaS companies grow their business. Prior to that, she held various positions in the areas of Sales, Marketing and Business Development at Ness-Gilon and Xeround as well as MIND (since inception until 2006). Ms. Libfrand holds a B.A. degree in Economics from Haifa University and an M.B.A. degree from Netanya Academic College.

Shachar Barkan. Mr. Barkan joined MIND in June 2000 as a developer in the R&D department. Mr. Barkan has been promoted in the R&D organization, filling technical and managerial roles. He was promoted to R&D Group Leader in 2008, to Director of System and Architecture in 2013 and to Chief Technology Officer in February 2017. Mr. Barkan holds a B.A. degree in Computer Science from the Technion, Israel Institute of Technology.

Liviu Serea. Mr. Serea has served as General Manager of our Romania office since January 2001. Before joining MIND, for over five years Mr. Serea managed a local company involved in hardware assembly, distribution and support. Mr. Serea holds a M.Sc. degree in Electronics and Telecommunications from the Politechnic Institute, Iasi, Romania.

Iulian Dimitriu. Mr. Dimitriu joined us as a software testing engineer in June 2001 and was promoted to Director of Quality Assurance in June 2012. Before joining MIND he held different programming positions in local software companies. Mr. Dimitriu was promoted to Vice President of Engineering in July 2016. Mr. Dimitriu holds a B.Sc. degree in Computer Science from Asachi University in Iasi, Romania.

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

Meir Nissensohn. Mr. Nissensohn has served as an external director of our company since August 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012, having joined IBM Israel as a computer programmer in 1969. Since his retirement from IBM, he is involved in various business initiatives with venture capital funds and serves as a director at O.R.T. Technologies, a company listed on the Tel Aviv Stock Exchange. Mr. Nissensohn holds a B.Sc. degree in Industrial Engineering from the Technion, Israeli Institute of Technology, and a post graduate degree in Business Administration (Finance) and an M.B.A. degree, both from Tel Aviv University.

Joseph Tenne. Mr. Tenne has served as an external director of our company since August 2014. Since August 1, 2014, Mr. Tenne has served as the CFO of Itamar Medical Ltd., a company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director at AudioCodes Ltd., at Enzymotec Ltd., at Orbotech Ltd. and at Ratio Oil Explorations (Finance) Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2016 was approximately $2.0 million, including approximately $165,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2016, we granted to our executive officers under our option plans options to purchase 52,000 ordinary shares, at an exercise price of the par value of $0.003, which expire in 2021.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary ($)	Cash Bonus / Commissions ($)(1)	Equity-Based Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Monica Iancu	CEO	$240,000	$240,000	-	$53,693	$533,693
Aviram Cohen	CFO	$93,594	-	$22,230	$33,100	$148,924
Tal Shain(4)	VP, Marketing and Business Development	$112,747	-	-	$67,890	$180,637
Danny Engle	VP of Sales, North America	$130,050	$371,617	-	$4,800	$506,467
Gilad Parness	VP, Enterprise Solutions	$88,945	$24,100	-	$32,751	$145,795

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

(4)	Mr. Shain’s employment ends on April 30, 2017.

On May 15, 2011, our board of directors resolved that each of our external directors will be entitled to receive an annual fee of NIS 53,500 (approximately $14,500) and a participation fee of NIS 2,820 (approximately $760) per meeting. On September 27, 2011, the same payment to each non-executive director was approved by our shareholders, and in addition our shareholders approved that the remuneration of those external directors who will be classified by the board as expert external directors will be 20% more than the remuneration of the ordinary external directors.

On June 24, 2013, at our 2013 annual general meeting of shareholders, our shareholders approved a new compensation policy for directors and officers. In accordance with the Companies Law, the compensation terms of office holders of public companies are required to be determined in accordance with a compensation policy that is reviewed and approved at least one every three years. On August 11, 2016, at our 2016 annual general meeting of shareholders, our shareholders re-approved the existing compensation policy for directors and officers.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class II will expire in 2017, Class III in 2018 and Class I in 2019. Monica Iancu is a member of Class I, Mihail Rotenberg is a member of Class II and currently there is no director who is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors. In addition, Mr. Joseph Tenne and Mr. Meir Nissensohn were elected on August 4, 2014 for a term of three years as external directors and not as members of any class.

Pursuant to regulations that took effect in April 2016, a Nasdaq-listed company that does not have a controlling shareholder is entitled to opt out of the provisions of the Companies Law requiring at least two external directors and certain related requirements, so long as the company complies with the SEC regulations and Nasdaq listing rules regarding independent directors and the composition of the audit and compensation committees. In May 2016, our board of directors decided to adopt this relief, subject to the shareholder approval of related amendments to our articles of association, which occurred in August 2016. According to the regulations, our two directors who were elected as external directors will continue to serve until the expiration of their term in August 2017.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors. The members of the audit committee must satisfy certain independence standards under the Companies Law. Our audit committee consists of Mr. Joseph Tenne (Chairman of the audit committee), Mr. Mihail Rotenberg and Mr. Meir Nissensohn.

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

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

●	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

●	other than in the ordinary course of business;

●	otherwise than on market terms; or

●	that is likely to have a material impact on the company's profitability, assets or liabilities.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. For this purpose, a controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (other than compensation matters, which are discussed above under "Office Holder Compensation"), require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. Except under specific circumstances, such a transaction needs to be re-approved in accordance with the foregoing procedure once in every three years. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

●	at least a majority of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

●	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting rights in the company.

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2014	2015	2016
Approximate numbers of employees by geographic location
Israel	54	47	42
Romania	295	287	217
United States	3	3	3
Total workforce	352	337	262
Approximate numbers of employees by category of activity
General and administration	17	16	15
Research and development	242	224	161
Professional services and customer support	86	88	79
Sales and marketing	7	9	7
Total workforce	352	337	262

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, pension plans and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 8.33% of base salaries. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute equal up to approximately 19.5% of base salaries, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 6.0% of his or her base salary and we contribute 14.8% (and such contributions include contributions towards the severance component). Each employee who agrees to participate in the Pension Fund contributes 6.0% or 7.0% of his or her base salary and we contribute 14.8% or 15.8% (and such contributions include contributions towards the severance component). Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes up to 2.5% of base salary and we contribute up to 7.5%.

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

As of April 1, 2017, Monica Iancu beneficially owned 3,316,265, or 17.19%, of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

As of April 1, 2017, options to purchase 845,500 ordinary shares were outstanding and options for 1,842,290 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

On February 22, 2011, Monica Iancu adopted a Rule 10b5-1 Sales Plan and following the plan's expiration, on September 15, 2014, Ms. Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 2,600,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of April 1, 2017, Ms. Iancu had sold 537,735 ordinary shares under the new plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2017, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares(1)
Monica Iancu	3,316,265	(2)	17.19%
Invesco Ltd. and affiliates	1,200,000	(3)	6.22%

(1)	Based on 19,291,418 ordinary shares outstanding on April 1, 2017.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)	Based on a Schedule 13G filed with the SEC on February 14, 2017, Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and advises the Invesco European Small Company Fund, which owns the foregoing shares.

On February 12, 2015, Renaissance Technologies LLC reported that it beneficially owned 7.3% of our outstanding shares. On February 11, 2016, it reported that it beneficially owned less than 1% of our outstanding shares.

As of April 1, 2017, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 16,350,512 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2016.

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

Period	High	Low
Last six months:
March 2017	2.90	2.30
February 2017	2.75	2.65
January 2017	2.59	2.45
December 2016	2.58	2.42
November 2016	2.68	2.23
October 2016	2.30	2.16

Last nine quarters:
Q1 2017	2.90	2.30
Q4 2016	2.68	2.16
Q3 2016	2.28	2.06
Q2 2016	2.14	2.00
Q1 2016	2.53	2.02
Q4 2015	2.84	2.37
Q3 2015	2.96	2.58
Q2 2015	3.22	2.36
Q1 2015	3.99	3.12

Last five years:
2016	2.68	2.00
2015	3.99	2.36
2014	4.20	1.87
2013	2.26	1.65
2012	2.76	1.64

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

Election of Directors

The ordinary shares do not have cumulative voting rights in the election of directors. Thus, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders. Our board is divided into three classes of directors serving staggered three-year terms, as well as two directors who were appointed as external directors in August 2014 for a three year term.

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

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and to refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

●	any amendment to the articles of association;

●	an increase of the company's authorized share capital;

●	a merger; or

●	approval of certain actions and transactions which require shareholder approval.

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

●	a breach of his duty of care to us or to another person;

●	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

●	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:

●	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

●	reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with: (A) proceedings we institute against him or instituted on our behalf or by another person; or (B) a criminal charge from which he was acquitted; or (C) a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent; and

●	a financial obligation imposed upon an office holder and reasonable litigation expenses, including attorney fees, expended by the office holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

●	a breach by the office holder of his duty of loyalty unless, with respect to indemnification or insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

●	any act or omission done with the intent to derive an illegal personal benefit; or

●	any fine levied against the office holder.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 25% for the 2016 tax year. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, the corporate tax rate will decrease to 24% for 2017 and 23% for 2018 and thereafter. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

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

We paid dividends to our shareholders in the amount of $4.5 million in 2014, $5.8 million in 2015 and $5.2 million in 2016. Since at the time of the 2014 distribution we had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law. In March 2017, we distributed to our shareholders approximately $6.2 million and tax was withheld at a rate of 25%.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

●	A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income the reduced tax rate in recent years is 9% for development area A and 16% for the rest of Israel. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate of 9% will decrease to 7.5% for 2017 and thereafter.

●	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

●	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

●	A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company. Under a later amendment of the Investments Law, the dividend withholding tax rate of 15% was increased to 20% for dividends paid from preferred income that accrued from the tax year 2014 and onwards.

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

Following our 2011 request to the Israeli tax authorities for applying the new benefits under the 2011 Amendment, we applied in 2013 for a tax ruling with respect to 2012 and future years. At the beginning of 2014, we obtained the ruling, which provides that the portion of our income attributed to the Preferred Enterprise (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of our employees in Israel and abroad. According to the ruling, our tax rate on income in Israel in 2015 was approximately 22% and in 2016 was approximately 22%.

The 2017 amendment ("Preferred Technological Enterprises")

Amendment 73 to the Investment Law, which came into effect on January 1, 2017, provides a new tax incentive regime and stipulates that regulations are to be promulgated by no later than March 31, 2017 to implement the "Nexus Principles," based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentive regime will apply to "Preferred Technological Enterprises" that meet certain conditions, including all of the following:

●	The company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $19 million) per year; and

●	The company must satisfy one of the following conditions:

●	at least 20% of the workforce (or at least 200 employees) are employed in R&D;

●	a venture capital investment in an amount approximately equivalent to at least $2 million was previously made in the company; or

●	growth in sales or workforce by an average of 25% over the three years preceding the applicable tax year.

A Preferred Technological Enterprises will be subject to a corporate tax rate of 12% unless it is located in a specified development zone, in which case the rate will be 7.5% with respect to the portion of income derived from intellectual property developed in Israel. The withholding tax on dividends from such enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company. For other dividend distributions, the withholding tax rate will be 20% (or a lower rate under a tax treaty, if applicable).

Only after the regulations concerning the nexus approach are promulgated will we be able to assess the feasibility of the new law and consider our approach with regards to the election of the Preferred Technological Enterprises route.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year (NIS 803,520 in the 2016 tax year)), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year).

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

Dividend Taxation

Income Taxes on Dividends Distributed by the Company to Israeli Residents

As of January 1, 2012, the distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under a Preferred Enterprise tax status of the Company to individuals is subject to withholding tax at the rate of 20%.

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

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Preferred Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 25%. The portion of dividends paid out of profits earned under a Preferred Enterprise tax status of the Company is subject to withholding tax at the rate of 20%.

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

Otherwise, the usual rates apply. Dividends paid to such U.S. corporation from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved or Preferred Enterprise will be subject to a 15% tax rate, provided that the conditions in clauses (a) and (b) above are met.

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder's holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the "Income Test"); or

●	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the "Asset Test").

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2016.

Currency	Current Monetary Assets (Liabilities)-net
($ in thousands)
NIS	739
Euro	(125)
Romanian Ron	(59)
Other non-dollar currencies	252
807

Our annual expenses paid in NIS are approximately $5.6 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $56,000 for the year ended December 31, 2016.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2016, we held short term investments (mainly highly-rated municipal bonds) of approximately $4.8 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.48 million.

As of December 31, 2016, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2016. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2016 and concluded that our internal control over financial reporting was effective as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2016 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

In the annual meeting held on August 11, 2016, our shareholders re-appointed Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu Limited, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2015	2016
Audit Fees	$71,941	$78,973
Audit-Related Fees	-	-
Tax Fees	-	-
Total	$71,941	$78,973

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

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders' Meetings and Resolutions”, and rather than comply with the Nasdaq requirements relating to compensation committees (other than the due composition thereof), our audit committee (in its capacity as our compensation committee) fulfills the duties of a compensation committee in accordance with the Companies Law, as described in Item 6 "Directors, Senior Management and Employees - Board Practices." In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-28 of this annual report attached hereto.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2	Articles of Association, as amended
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4****	Compensation Policy of Directors and Officers, as adopted June 24, 2013 and re-approved on August 11, 2016
8	List of Subsidiaries
11***	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu Limited
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language):

(i)       Consolidated Balance Sheets at December 31, 2016 and 2015;

(ii)      Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014;

(iii)     Consolidated Comprehensive Income for the years ended December 31, 2016, 2015 and 2014;

(iv)     Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2016, 2015 and 2014;

(v)      Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and

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

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President & CEO
Date:	April 5, 2017

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2016

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MIND C.T.I. LTD

We have audited the accompanying consolidated balance sheets of MIND C.T.I. LTD (the "Company") and its subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with generally accepted accounting principles in the United States of America.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel April 5, 2017

MIND C.T.I. LTD

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 1 6	2 0 1 5
	Note	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	9a	$9,165	$11,475
Short-term bank deposits		5,033	1,498
Marketable securities	2a	4,784	5,151
Accounts receivable, net:	9b
Trade		1,098	2,243
Other		176	213
Prepaid expenses		319	232
Deferred cost of revenues		-	78
Inventories		5	9
Total current assets		20,580	20,899

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	2b	832	1,441
Severance pay fund	5	1,565	1,623
Deferred income taxes	8d	95	241
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3	498	591
GOODWILL	4	5,430	5,430
Total assets		$29,000	$30,225

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$51	$237
Other	9c	1,233	2,264
Deferred revenues		4,079	3,664
Total current liabilities		5,363	6,165

LONG-TERM LIABILITIES:
Deferred revenues		665	426
Employees' rights upon retirement	5	1,687	1,786
Total liabilities		7,715	8,377

Commitments and contingencies	6

SHAREHOLDERS’ EQUITY:	7
Share capital- Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares at December 31, 2016 and 2015; Issued: 21,660,010 shares at December 31, 2016 and 2015; Outstanding: 19,261,418 and 19,202,418 shares at December 31, 2016 and 2015, respectively		54	54
Additional paid-in capital		25,998	25,862
Accumulated other comprehensive loss		(867)	(1,072)
Accumulated deficit		(2,293)	(1,304)
Treasury shares - 2,398,592 and 2,457,592 shares at December 31, 2016 and 2015, respectively		(1,607)	(1,692)
Total shareholders’ equity		21,285	21,848

Total liabilities and shareholders’ equity		$29,000	$30,225

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2 0 1 6	2 0 1 5	2 0 1 4
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$3,924	$3,942	$5,397
Services		14,128	16,986	19,623
		18,052	20,928	25,020
COST OF REVENUES
Cost of sales of licenses		349	418	488
Cost of services		6,482	8,212	9,462
		6,831	8,630	9,950

GROSS PROFIT		11,221	12,298	15,070

RESEARCH AND DEVELOPMENT EXPENSES	10b	3,517	2,943	4,539

SELLING AND MARKETING EXPENSES	10c	1,105	1,173	1,140

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,393	1,766	1,934

OPERATING INCOME		5,206	6,416	7,457

FINANCIAL INCOME (EXPENSES) - net	10e	166	(114)	(306)

INCOME BEFORE TAXES ON INCOME		5,372	6,302	7,151
TAXES ON INCOME	8e	1,169	1,284	1,668

NET INCOME		$4,203	$5,018	$5,483

EARNINGS PER SHARE -	10f
Basic and diluted		$0.22	$0.26	$0.29

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS	10f

Basic		19,234	19,183	18,949

Diluted		19,307	19,283	19,032

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

COMPREHENSIVE INCOME
Net Income	$4,203	$5,018	$5,483

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	-	-	81
Unrealized gain (loss) from available-for-sale securities	205	(132)	(94)
Total other comprehensive income (loss)	205	(132)	(13)

TOTAL COMPREHENSIVE INCOME	$4,408	$4,886	$5,470

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	Outstanding		paid-in	comprehensive	Accumulated	Treasury
	of shares	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2014	18,885	$54	$30,196	$(927)	$(6,047)	$(2,287)	$20,989
CHANGES DURING 2014:
Comprehensive income	-	-	-	(13)	5,483	-	5,470
Dividend paid (Note 7c)	-	-	(4,544)	-	-	-	(4,544)
Employees share based compensation expenses	-	-	72	-	-	-	72
Exercise of options issued to employees from treasury shares	225	-	-	-	-	424	424

BALANCE AS OF DECEMBER 31, 2014	19,110	54	25,724	(940)	(564)	(1,863)	22,411

CHANGES DURING 2015:
Comprehensive income	-	-	-	(132)	5,018	-	4,886
Dividend paid (Note 7c)	-	-	-	-	(5,758)	-	(5,758)
Employees share based compensation expenses	-	-	138	-	-	-	138
Exercise of options issued to employees from treasury shares	92	-	-	-	-	171	171

BALANCE AS OF DECEMBER 31, 2015	19,202	54	25,862	(1,072)	(1,304)	(1,692)	21,848

CHANGES DURING 2016:
Comprehensive income	-	-	-	205	4,203	-	4,408
Dividend paid (Note 7c)	-	-	-	-	(5,192)	-	(5,192)
Employees share based compensation expenses	-	-	136	-	-	-	136
Exercise of options issued to employees from treasury shares	59	-	-	-	-	85	85

BALANCE AS OF DECEMBER 31, 2016	19,261	$54	$25,998	$(867)	$(2,293)	$(1,607)	$21,285

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,203	$5,018	$5,483
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161	173	233
Deferred income taxes, net	146	(46)	101
Accrued severance pay	(123)	105	68
Foreign currency exchange rate loss from marketable securities – available-for-sale	128	-	-
Unrealized loss (gain) from marketable securities, net	23	98	(26)
Employees share-based compensation	136	138	72
Realized gain on sale of marketable securities – available-for-sale, net	(44)	-	(9)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	1,145	352	(1,354)
Other	37	21	(70)
Decrease (increase) in prepaid expenses and deferred cost of revenues	(9)	95	(77)
Decrease in inventories	4	1	-
Increase (decrease) in accounts payable and accruals:
Trade	(186)	99	(387)
Other	(1,031)	(42)	1,153
Increase (decrease) in deferred revenues	654	285	(1,346)
Net cash provided by operating activities	5,244	6,297	3,841

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities – available-for-sale	(1,000)	-	(1,664)
Proceeds from sales of marketable securities – available-for-sale	1,730	-	522
Purchase of property and equipment	(68)	(146)	(201)
Severance pay funds	82	(32)	(109)
Proceeds from (investment in) short-term bank deposits	(3,535)	3,053	3,746
Proceeds from (investment in) marketable securities	344	(210)	(2,176)
Net cash provided by (used in) investing activities	(2,447)	2,665	118

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	85	171	424
Dividend paid	(5,192)	(5,758)	(4,544)
Net cash used in financing activities	(5,107)	(5,587)	(4,120)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	-	-	49

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,310)	3,375	(112)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,475	8,100	8,212

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$9,165	$11,475	$8,100

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES-
Taxes paid	$841	$414	$1,266

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.       General:

1)        Nature of operations

MIND C.T.I. Ltd. (the “Company”) is an Israeli company, which together with its subsidiaries operate in one business segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis, and fraud detection.

The Company has wholly-owned subsidiaries in the United States ("Mind Software Inc." or "Sentori"), Romania ("Mind Software SRL"), and U.K ("Mind Software Limited" or "Omni").

2)        Accounting principles

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP").

3)        Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company's consolidated financial statements relate to revenue recognition of products and service sales using the percentage of completion method and the impairment of goodwill.

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

c.        Comprehensive Income:

The purpose of reporting comprehensive income is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

d.        Segment Reporting:

The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in one reportable segment.

e.        Cash equivalents:

The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

f.         Fair Value of Financial Instruments:

The Company records its financial assets and liabilities at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company recognizes transfers among Level 1, Level 2 and Level 3 classifications as of the actual date of the events or change in circumstances that caused the transfers.

The Company’s financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities have carrying amounts which approximate fair value due to the short-term maturity of these instruments.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.        Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

h.        Marketable securities:

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

i.         Available-for-sale ("AFS ") financial assets:

Available-for-sale investments are classified within cash and cash equivalents, short-term investments, or long-term investments based on the remaining maturity of the investment, and are reported at fair value, with unrealized gains and losses, net of tax, presented as a separate component of stockholders’ equity (deficit) within accumulated other comprehensive income. All realized gains and losses and unrealized losses resulting from declines in fair value that are other-than-temporary are recorded in other expense, net in the period of occurrence. The Company uses the specific identification method to determine the realized gains and losses on investments. For all investments in marketable securities, the Company assesses whether the impairment is other-than-temporary. If the fair value of a security is less than its amortized cost basis, an impairment is considered other-than-temporary if (i) the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (ii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on condition (i), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (ii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized losses, credit ratings, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist. See also Note 2.

j.         Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories consist of acquired hardware.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Property and equipment:

1)	These assets are stated at cost less accumulated depreciation.

2)	The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15-33
(mainly 33)
Office furniture and equipment	6-7
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

l.         Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under Accounting Standards Codification (“ASC”) 350, "Goodwill" is not amortized but rather tested for impairment at least annually. The Company has a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. The Company performs annual testing for impairment of the goodwill during the third quarter of each year, see also Note 4.

m.       Income taxes:

The Company accounts for income taxes, in accordance with the provisions of ASC 740 "Income Taxes" under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

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

The Company applies the provisions of Statement of ASC 985-605, "Software -Revenue Recognition" and ASC 605-35, "Construction-Type and Production-Type Contracts", as follows:

i)	Licenses

Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. If collection is not considered probable, revenue is recognized when the fee is collected. The Company generally does not grant a right of return on products sold to its customers.

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

o.        Research and development expenses:

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

p.        Allowance for doubtful accounts:

The allowance is determined for specific debts doubtful of collection.

q.        Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award, net of estimated forfeitures.

r.        Earnings per share ("EPS"):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

s.        Treasury shares:

Treasury shares are presented as a reduction in shareholders' equity, at their cost to the Company, under "Treasury shares".

t.        Concentration of credit risks:

Most of the Company’s and its subsidiaries' cash and cash equivalents as of December 31, 2016 and 2015 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

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

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

u.        Recently issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services.  To achieve this core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract(s); (3) determine the transaction price(s); (4) allocate the transaction price(s) to the performance obligations in the contract(s); and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The guidance also requires advanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers (Topic 606):  Deferral of the Effective Date (“ASU 2015-14”), which defers the effective date of FASB’s revenue standard under ASU 2014-09 by one year for all entities and permits early adoption on a limited basis.  As a result of ASU 2015-14, the guidance under ASU 2014-09 shall apply for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that period.  Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods.  In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance on principal versus agent considerations.  In April 2016, the FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarified the implementation guidance regarding performance obligations and licensing arrangements.  In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. The Company is currently reviewing and evaluating this guidance and its impact on its consolidated financial statements.

In November 2015 the FASB issued ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

The Company adopted this ASU, and applied it on a retrospective basis, in the fourth quarter of fiscal year 2016. See Note 8 for the effects of its adoption on the Company’s consolidated financial statements.

In January 2016 the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides targeted improvements to the recognition, measurement, presentation and disclosure of financial assets and financial liabilities. Specific accounting areas addressed include, equity investments, financial liabilities reported under the fair value option and valuation allowance assessment resulting from unrealized losses on available-for-sale securities. The ASU also changes certain presentation and disclosure requirements for financial instruments. The Update is to be applied by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. This ASU is effective for the Company in its first quarter of fiscal year 2018. Early adoption, with certain exceptions, is not permitted. The Company is currently evaluating the effect this ASU will have on its consolidated financial statements.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

u.        Recently issued accounting pronouncements: (continued)

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which amends, among other things, the existing guidance by requiring lessees to recognize lease assets (right-to-use) and liabilities (for reasonably certain lease payments) arising from operating leases on the balance sheet.  For leases with a term of twelve months or less, ASU 2016-02 permits an entity to make an accounting policy election to recognize such leases as lease expense, generally on a straight-line basis over the lease term.  ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 using a modified retrospective approach, with early adoption permitted.  The Company is currently evaluating ASU 2016-02 and its impact on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies certain provisions associated with the accounting for stock compensation.  Among other things, ASU 2016-09 requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of income and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities in the statement of cash flows.  ASU 2016-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. The Company is currently reviewing and evaluating this guidance and its impact on its consolidated financial statements

NOTE 2 - MARKETABLE SECURITIES

		December 31,
	Maturity year	2 0 1 6	2 0 1 5
		U.S. dollars in thousands

Short-term (a):
Municipal bond		$4,117	$4,446
Corporate bond		667	705
		$4,784	$5,151

Long-term - security bond (b)	Perpetual	$832	$1,441

a.	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated single -A or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio based on quoted prices in active markets.

b.	As of December 31, 2016 the Company held a long-term security bond which is classified as available-for-sale security and is presented on its fair value. The fair value of the available-for-sale security based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC 820).

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - PROPERTY AND EQUIPMENT

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Computers and electronic equipment	$1,807	$1,756
Land	263	263
Office furniture and equipment	152	166
Vehicles	146	201
Leasehold improvements	8	8
	2,376	2,394
Less - accumulated depreciation and amortization	1,878	1,803
	$498	$591

b.	Depreciation and amortization expenses totaled $161 thousand, $173 thousand and $233 thousand in the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 4 - GOODWILL

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. However, if the Company concludes otherwise, the Company is required to perform the first step of a two-step impairment test.

Alternatively, the Company may elect to proceed directly to the first step of the two-step impairment test and bypass the qualitative assessment. The first step of the impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary.

If, however, the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company performed the annual impairment tests during the third quarter of 2016, 2015 and 2014 and did not identify any impairment losses.

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

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31,
	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Accrued severance pay	$1,687	$1,786
Less - amounts funded (presented in “investment and other non-current assets”)	(1,565)	(1,623)
Unfunded balance	$122	$163

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $169 thousand, $271 thousand and $181 thousand in the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

a.        Commitments:

The Company and its subsidiaries entered into premises lease agreements that will expire between 2017 and 2025.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2016, are as follows:

U.S. dollars in thousands
Years ending December 31:
2017	$528
2018	238
2019	44
2020	44
2021-2025	184
$1,038

Rental expense totaled $542 thousand, $529 thousand and $603 thousand in the years ended December 31, 2016, 2015 and 2014, respectively.

b.        Contingent liabilities:

The Company has provided bank guarantees relating to future performance on certain contracts. As of December 31, 2016, contingent liabilities on outstanding bank guarantees aggregated to an amount of approximately $41 thousand.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY

a.        Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO.

b.        Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2016 the remaining treasury shares are 2,398,592 which amounted to $1.6 million after exercise of options issued to employees from treasury shares in the amount of $85 thousand, $171 thousand and $424 thousand in the years ended December 31, 2016, 2015 and 2014 respectively.

c.        Dividend:

Dividends paid per share in the years ended December 31, 2016, 2015 and 2014 were $0.27, $0.30 and $0.24, respectively.

The Company paid dividends to its shareholders in the amounts of $5.2 million, $5.8 million and $4.5 million during the years ended December 31, 2016, 2015 and 2014, respectively. Since, at the time of the 2014 distribution, the Company had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance with the Israeli Companies Law, 1999.

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

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the above mentioned plans vest over 3-5 years. Options not exercised will expire approximately 5-7 years after the day of grant.

The compensation costs charged against income for all of the Company's equity incentive plans during the years ended December 31, 2016, 2015 and 2014 were approximately $137 thousand, $138 thousand and $72 thousand, respectively without any reduction in income taxes.

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

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

d.        Stock option plans: (continued)

The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2016, 2015 and 2014, and changes during the years ended on those dates:

1)

	Years ended December 31,
	2 0 1 6		2 0 1 5		2 0 1 4
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	710,300	$2.51	851,600	$2.63	460,000	$1.93
Changes during year:
Granted (a)	344,000	$0.003	116,800	$1.66	666,000	$2.81
Exercised	(59,000)	$1.45	(92,100)	$1.85	(225,400)	$1.88
Forfeited	(117,800)	$2.49	(166,000)	$2.88	(49,000)	$2.03
Expired	(2,000)	$2.16	-	-	-	-

Options outstanding at end of year	875,500	$1.60	710,300	$2.51	851,600	$2.63

Options exercisable at end of year	246,500	$2.87	51,000	$1.98	43,600	$2.00
Vested and expected to vest at end of year	771,084	$1.81

Weighted average grant date fair value of options granted during the year (b)		$1.46		$0.94		$0.51

(a)	In the year ended December 31, 2016 the options were granted with an exercise price equal to par value of NIS 0.01.

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

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

d.        Stock option plans: (continued)

1)	(continued)

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Dividend yield	11%	10%	11%

Expected volatility*	35%	48%	44%

Average risk-free interest rate	2.0%	1.5%	1.5%

Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.

As of December 31, 2016 there were approximately $525 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.70 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2016:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	at	remaining	average	at	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2 0 1 6	life	price	2 0 1 6	life	price
		Years			Years

$ 0.003 – 2.160	423,000	4.33	$0.18	19,000	1.18	$2.16
$ 2.410 – 2.947	452,500	2.81	$2.93	227,500	2.75	$2.93
	875,500	3.54	$1.60	246,500	2.63	$2.87

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015 and 2014 were approximately $51 thousand, $176 thousand and $322 thousand, respectively. As of December 31, 2016, the aggregate intrinsic value of the outstanding options is $966 thousand, and the aggregate intrinsic value of the exercisable options is $6 thousand.

NOTE 8 - TAXES ON INCOME

a.        Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

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

2)         Tax benefits under the 2011 Amendment

On January 6, 2011 an amendment (Amendment No. 68) to the Investment Law (the "2011 Amendment") was published. The 2011 Amendment significantly revised the tax incentive regime in Israel, commencing on January, 1 2011.

The 2011 Amendment introduced a new status of “Preferred Enterprise”. Similarly to the “Approved Enterprise” status, a Preferred Company is an industrial company meeting certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “approved enerprise”status was cancelled. Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

On July 30, 2013 the Israeli Parliament passed a Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014),  2013. As part of the legislation, the Investment Law was amended so that the tax rate applicable to a “Preferred Enterprise” in this period in Development Area A will be 9% and the tax rate in other parts of the country will be 16%. Similarly, it was determined that the tax rate on dividends distributed to individuals and foreign residents out of preferred income will be increased to 20% as from January 1, 2014 as opposed to the current rate of 15%.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

b.	Tax benefits under the Investment Law: (continued)

2)         Tax benefits under the 2011 Amendment (continued)

The following table summarise the reduced flat tax rate with respect to the income attributed to the Preferred Enterprise:

Tax Year	Development Region “A”	Other Areas within Israel

2011-2012	10%	15%

2013	7%	12.5%

2014 and thereafter	9%	16%

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

During 2013, the Company applied for a tax ruling with respect to 2012 and future years. During 2014, the Company obtained the ruling, which provides that the portion of the income attributed to the “Preferred Enterprise” (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of the employees in Israel and abroad. According to the ruling, the tax rate on income in Israel in the year ended December 31, 2016 was approximately 22%.

c.        Other applicable tax rates:

1)        Income from other sources in Israel

In January 2016, a legislation to amend the corporate income tax law was published. The legislation determined a decrease of the corporate income tax law as of January 1, 2016 to 25% (1.5% decrease).

In December 2016, a legislation to amend the corporate income tax law was published. The legislation determined a decrease of the corporate income tax law as of January 1, 2017 to 24% and another decrease of the corporate income tax law as of January 1, 2018 to 23%.

2)        Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

d.        Deferred income taxes:

		December 31
		2 0 1 6	2 0 1 5
		U.S. dollars in thousands
1)	Provided in respect of the following:

	Research and development expenses	$51	$54
	Carryforward tax losses	1,867	1,494
	Other	44	187
	Less - valuation allowance	(1,867)	(1,494)
		$95	$241

In fiscal year 2016 the Company adopted ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. Upon retrospectively adoption the Company included its current deferred income tax assets with its noncurrent deferred income tax assets; no adjustments were made to deferred tax liabilities.

2)	As of December 31, 2016, the carryforward tax losses are related mainly to the Company’s subsidiaries (in the U.S. and U.K.) and amounted to approximately $5.5 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses of the Company's subsidiaries. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.        Taxes on income included in the statements of operations:

1)        As follows:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

Current:
In Israel	$945	$1,283	$1,473
Outside Israel	78	99	94
	1,023	1,382	1,567
Taxes in respect of previous years	-	(52)	-
Deferred taxes in Israel	146	(46)	101
	$1,169	$1,284	$1,668

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

e.        Taxes on income included in the statements of operations: (continued)

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$5,372	$6,302	$7,151

Theoretical tax expense	1,343	1,670	1,895
Less - tax benefits arising from approved enterprise status, see a. above	(208)	(271)	(401)
	1,135	1,399	1,494
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	42	42	22
Taxes in respect of previous years	-	(52)	-
Changes in valuation allowance	373	(747)	62
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	(381)	642	90
Taxes on income for the reported years:	$1,169	$1,284	$1,668

* As follows:
Taxable in Israel	$4,406	$5,346	$6,145
Taxable outside Israel	966	956	1,006
	$5,372	$6,302	$7,151

f.         Tax assessments:

The Company has received final assessments from the tax authorities, through the year ended December 31, 2011. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

g.        Sale of MIND Software SRL:

On July 2014, the Company sold its holdings in “MIND Software SRL” to “MIND Software Limited” for $3,880 thousand.

Following the sale, the Company recognized a capital gain, which was offset against carryforward capital losses from previous years.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.        Cash and cash equivalents:

The balance as of December 31, 2016 and 2015 includes $8.6 million and $6.8 million, respectively, of highly liquid bank deposits. The deposits are mainly denominated in dollars and, as of December 31, 2016, bear weighted average annual interest of 1.06%.

b.        Accounts receivable:

1)	Trade:

	December 31,
	2 0 1 6	2 0 1 5
	U.S. dollars in
	thousands

Open accounts	$1,098	$2,488
Less - allowance for doubtful accounts *	-	(245)
	$1,098	$2,243

* The changes in allowance for doubtful accounts are composed as follows:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

Balance at beginning of year	$245	$-	$-
Increase (decrease) during the year	(245)	245	-
Balance at end of year	$-	$245	$-

2)	Other:

	December 31,
	2 0 1 6	2 0 1 5
	U.S. dollars in
	thousands

Government of Israel	$10	$19
Employees	8	26
Sundry	158	168
	$176	$213

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued)

c.        Accounts payable and accruals - other:

	December 31,
	2 0 1 6	2 0 1 5
	U.S. dollars in
	thousands

Payroll and related expenses	$702	$964
Government institutions	348	1,166
Accrued vacation pay	67	63
Accrued expenses and sundry	116	71
	$1,233	$2,264

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA

a.        Revenues:

1)	The Company's revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

The following table sets forth the revenues classified by product lines:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

Product line “A”	$14,544	$16,567	$20,990
Product line “B”	3,508	4,361	4,030
	$18,052	$20,928	$25,020

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

United States	$12,711	$11,292	$14,411
United Kingdom	589	904	763
Rest of Europe	2,744	5,793	6,402
Israel	880	1,417	2,256
Other	1,128	1,522	1,188
	$18,052	$20,928	$25,020

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA (continued)

a.        Revenues: (continued)

Property and equipment - by geographical location:

	December 31,
	2 0 1 6	2 0 1 5
	U.S. dollars in
	thousands

Israel	$119	$182
Romania	378	407
United States	1	2
	$498	$591

b.        Research and development expenses:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

Payroll and related expenses	$2,682	$2,148	$3,614
Rent and related expenses	330	321	367
Depreciation and amortization	53	72	114
Subcontracting	307	202	189
Other	145	200	255
	$3,517	$2,943	$4,539

c.        Selling and marketing expenses:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

Payroll and related expenses	$911	$949	$963
Depreciation and amortization	5	4	3
Travel and conventions	71	123	79
Other	118	97	95
	$1,105	$1,173	$1,140

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA (continued)

d.        General and administrative expenses:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

Payroll and related expenses	$1,039	$923	$1,298
Depreciation and amortization	18	19	17
Insurance	50	55	65
Office expenses	69	68	99
Professional services	242	276	269
Allowance for doubtful accounts and bad debts	(245)	245	-
Other	220	180	186
	$1,393	$1,766	$1,934

e.	Financial income (expense) - net:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$49	$54	$151
Non-dollar currency gains - net	69	-	-
Income from marketable securities	143	102	148
Realized gain from sale of available-for-sale securities	-	-	38
Interest on available for sale securities	58	59	33
	319	215	370
Expenses:
Non-dollar currency losses - net	(56)	(315)	(663)
Realized loss from sale of available-for-sale securities	(84)	-	-
Bank commissions and charges	(13)	(14)	(13)
	(153)	(329)	(676)

	$166	$(114)	$(306)

f.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted net loss per share of common stock:

	Years ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	U.S. dollars in thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	19,234	19,183	18,949
Add - incremental shares from assumed exercise of options	73	100	83

Weighted average number of shares used in computation of diluted EPS	19,307	19,283	19,032

In the years ended December 31, 2016, 2015 and 2014, options that their effect was anti-dilutive, were not taken into account in computing the diluted EPS.

The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is 489,500 options, 708,000 options and 636,000 options, for the years ended December 31, 2016, 2015 and 2014 respectively.

