Form 20-F
period 2017-12-31
MIND CTI LTD
filed 2018-04-17
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                    to _______________

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

As of December 31, 2017, the Registrant had outstanding 19,307,418 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2017. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2016 and 2017 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2017 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$18,480	$25,020	$20,928	$18,052	$18,062
Gross profit	10.609	15,070	12,298	11,221	11,029
Operating income	2.159	7,457	6,416	5,206	4,686
Other Financial income (expenses) – net	163	(306)	(114)	166	630
Net income	2,185	5,483	5,018	4,203	5,612
Earnings per ordinary share:
Basic	$0.12	$0.29	$0.26	$0.22	$0.29
Diluted	$0.12	$0.29	$0.26	$0.22	$0.29
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	18,869	18,949	19,183	19,234	19,292
Diluted	18,890	19,032	19,283	19,307	19,559

	As of December 31,
	2013	2014	2015	2016	2017
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,212	$8,100	$11,475	$9,165	$5,014
Working capital	14,540	14,818	14,734	15,217	14,921
Total assets	29,624	30,347	30,225	29,000	27,378
Share capital and additional paid-in capital	30,250	25,778	25,916	26,052	26,234
Treasury Shares	(2,287)	(1,863)	(1,692)	(1,607)	(1,554)
Total shareholders’ equity	20,989	22,411	21,848	21,285	21,022

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

If we fail to attract and retain qualified personnel, we will not be able to implement our business strategy or operate our business effectively.

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

We have derived benefits from various programs, including Israeli tax benefits relating to our “Approved and Preferred Enterprise” programs, and starting in 2017 we have derived benefits relating to the “Preferred Technological Enterprise” program under the Israel Law for the Encouragement of Capital Investment, 1959.

To be eligible for tax benefits as a “Preferred Technological Enterprise,” we must continue to meet certain conditions. Should it be determined that our Preferred Technological Enterprise programs have not met, or do not meet, the statutory conditions, our income taxes will increase.

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

A significant part of our revenues is derived from our existing customer base, maintenance agreements, customizations and additional professional services. Small service providers may be acquired by larger carriers and replace our solutions with the buyer’s existing billing platform, cease operations due to lack of funding, or terminate their relationship with us due to their financial condition, loss of market share and competitive pricing, as occurred with customers of ours over the years. If one or more customers cease using our solutions or services due to replacements or any other reason, our business and results of operations would suffer.

Because some of our customers require highly complex implementations and we sell fixed price projects, we may underestimate the effort and time required to implement such projects, resulting in a lower or negative profit margin for such projects and the incurrence of contractual penalties for late performance. This could materially harm our results of operations.

In 2017, we derived 82% of our revenues from the sale of software and related services to telecommunications service providers. As the deal size increases, our projects become more complex and the risk of on-time and on-budget implementation increases. Each such contract may include penalties and potential liability for damages arising from our late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to customer related reasons such as lack of resources, delay in the build-up of the customer’s network infrastructure or deferral in making implementation scope related decisions. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality, the on-site professional services effort needed to perform migration of data from a customer’s existing platform and to develop, test and implement the customizations specifically requested by the customer.

All the delays, either by us or by a third party, increase the cost of supplying the project and expose us to potential claims from customers and may decrease our revenues and could materially harm our profitability, business and results of operations.

Our business may be negatively affected by exchange rate fluctuations.

Although the majority of our revenues are denominated in U.S. dollars, approximately 38% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 47% of our expenses are tied to the Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the U.S. dollar. If the U.S. dollar cost of our operations in Israel and/or Romania increases, our U.S. dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our U.S. dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the U.S. dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

We use certain “open source” software tools that may be subject to intellectual property infringement claims or that may subject our derivative works or products to unintended consequences, possibly impairing our product development plans, interfering with our ability to support our clients or requiring us to allow access to the source code of our products or necessitating that we pay licensing fees.

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

If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of our assets, averaged over the year and generally determined based upon value, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a “passive foreign investment company”, or PFIC for United States federal income tax purposes. For this determination, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets that produce passive income.

As a result of our cash position and the value of our assets, we may be deemed to be a PFIC for U.S. federal income tax purposes.

If we are characterized as a PFIC, our shareholders who are residents of the United States will be subject to adverse U.S. tax consequences. Our treatment as a PFIC could result in a reduction in the after-tax return to shareholders resident in the United States and may cause a reduction in the value of our shares. If we were to be treated as a PFIC, our shareholders will be required, absent certain elections, to pay an interest charge together with tax calculated at the then prevailing highest tax rates on ordinary income on certain “excess distributions” including any gain on the sale of Ordinary Shares. The consequences of holding shares in a PFIC are described below under “Additional Information - United States Federal Income Tax Consequences - Passive Foreign Investment Companies.” Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our Ordinary Shares.

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

Principal Capital Expenditures

During 2015, 2016 and 2017, the aggregate cash amount of our capital expenditures were $146,000, $68,000 and $71,000, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

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

In addition to our billing and customer care solutions, we offer unified communications solutions call management systems used by organizations for call accounting, telecom expense management, traffic analysis and fraud detection. Our enterprise software product has been installed on about 20,000 switches around the world, for traditional telephony, for IP switches and hybrid networks. Our latest product, PhonEX ONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEX-ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites, it provides full functionality through a web browser, based on Microsoft SQL database and the advanced ASP.NET technology.

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

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and to maintain profitability.

The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

●	Leverage our brand name recognition and technical expertise. We introduced our billing and customer care software in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with brand name recognition. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

●	Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets; and

●	Expand professional services opportunities. As our projects are of larger scale and as convergent service offerings become more complex, our customers require more consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. We aim to increase our revenues from consulting services.

Billing and Customer Care Solutions

The key functionalities of our billing and customer care solutions are as follows:

●	Mediation. Providing real-time and batch event collection, interfacing with the voice, content, data, service delivery and routing network elements;

●	Provisioning. Setting up the ability of a subscriber to use services, enabling features and quantitative limits on network elements and legacy billing solutions;

●	Authentication & Authorization. Authenticate subscribers who connect to the network to use voice or data services, and authorize a particular usage by reviewing the type of service, the account balance, pre-rating the service and calculating the resulting cut-off parameters;

●	Accounting. When each session is completed, the rating engine calculates the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

●	Interconnect Billing. MINDBill generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

●	Roaming. MINDBill provides the ability to define and manage the required roaming contract terms and the applicable tariff plan for each roaming partner;

●	Virtual Providers. MINDBill allows carriers to have resellers of traffic under different brand names and manage them as Virtual Providers;

●	Multiple Services and Products Support. MINDBill allows operators to provide advanced voice, data, content and video services. Our product catalog allows bundling of groups of services into tailor-made packages with special rates, discounts and promotions;

●	Rating. MINDBill includes a flexible real-time rating engine that facilitates a wide variety of billing plans and tariff parameters. Our rating engine includes support for content based rates, rates based on the day of the week, time of the day, call origin and destination and multi-currency rates for international services. It supports an unlimited number of free-unit and money-bundle, voucher based payment models and much more;

●	Invoicing. MINDBill supports all stages of invoice generation, multiple billing cycles and invoice on demand. Invoices include usage details, monthly recurring charges, discounts and taxes. Invoices can be printed locally or exported to printing service bureaus, using a customizable invoice layout;

●	Account Receivables (A/R). MINDBill manages all A/R activities, monitors the A/R status online and ensures a continuous cash flow. It supports multiple payment methods: cash, check, credit and debit cards, vouchers and more. It offers a flexible open application server programming interface (API) for payments interfaces to banks and credit card clearing houses and has pre-integrated interfaces with major financial institutions, banks, clearinghouses and credit bureaus. The A/R module supports deposits life cycle management, including payments and refunds, dispute management and resolution, resulting in the appropriate adjustments. MINDBill identifies the ageing debt for every open invoice according to the company classification policy (30-60-90 days) and initiates the built-in debt collection process;

●	Collection procedures. The MINDBill flexible collection facility defines the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy;

●	Subscriber Self-Care Web Interface. MINDBill includes a user-friendly subscriber web interface that allows subscribers to obtain real time information about their account, including invoice information, call details and payment history. Our solution also offers a set of APIs to facilitate seamless integration of an existing customer self-care application with our billing solution;

●	Customer Support Representative Web Interface. MINDBill includes a powerful and user-friendly customer support representative web interface that allows operators to perform customer care from any location;

●	Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines and address validation systems. POS main modules:

●	Sales Module – a cashier station that facilitates services, equipment and accessories sales, returns and repairs, through an easy to use interface on a single receipt. It enables cash, check and credit card payments and supports cash drawer, credit card swipe, barcode reader and ribbon printer;

●	Resource Management Module – an inventory system that supports the operator’s warehouses and stores, automating the management and tracking of goods sold. It manages the equipment by serial number, status, and location, supporting the full goods life-cycle.

●	Business Processes Workflow Environment. MINDBill includes an automated business processes workflow engine to implement our customers’ unique business rules, creating tailored business processes such as managing subscriptions, order management, trouble tickets and debt collection. For example, a tailored account creation process may include account registration, package selection, provisioning and activation steps, it may involve different users from various departments, integration with external legacy systems and third party services and more;

●	Call Management and Traffic Analysis Reports (CMS). This module allows service providers to generate reports and graphic analysis of usage activity. Information such as peak hours, usage loads or duration of sessions enables operators to analyze subscriber behavior and improve their marketing and business development strategies. In addition, the traffic analysis reports assist service providers in planning the growth and development of their networks;

●	Fraud Detection. MINDBill includes a customizable fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms; and

●	Monitoring. MINDBill includes a monitoring tool that enables 24x7 operational control, proactive monitoring and historical analysis of the behavior and well-being of our platform and the resources it is using, such as database and operating system. This tool can forward monitoring information to external network managing systems using simple network management protocol (SNMP).

Enterprise Software

Our enterprise product, known as PhonEX-ONE, is used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. PhonEX ONE is a call management system that collects, records and stores all call information and enables:

●	to generate near real-time reports on the enterprise’s telephone use;

●	monitor quality of experience;

●	track agents performance in contact centers

●	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

●	allocate telephone expenses to specific departments, individual clients or projects.

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

Technology

Our software products are based on an open architecture, which was developed using industry standard API that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that support a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural codes. Our layered architecture organizes these business objects to optimize the interface between the user and the application. We implement our software in a distributed configuration. This allows various modules to be installed on different servers to support the system’s scalability and security. We believe that our technology allows us to offer products with the following benefits:

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

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

●	participating in industry trade shows and special events;

●	conducting ongoing public and press relations programs; and

●	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years ended December 31,
	2015	2016	2017
	($ in thousands)
The Americas (total)	$11,292	$12,714	$12,995
Sale of Licenses	1,396	2,689	962
Services	9,896	10,025	12,033
Asia Pacific and Africa (total)	1,522	1,125	909
Sale of Licenses	458	316	202
Services	1,064	809	707
Europe (total)	6,697	3,333	3,181
Sale of Licenses	1,806	732	920
Services	4,891	2,601	2,261
Israel (total)	1,417	880	977
Sale of Licenses	282	187	357
Services	1,135	693	620
Total	20,928	18,052	18,062
Sale of Licenses	3,942	3,924	2,441
Services	16,986	14,128	15,621

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

●	wireless telephony providers, LTE operators and MVNO’s, such as KDDI America, Inc., Chat Mobility and SI Wireless;

●	cable providers that also offer voice services, such as EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Telecommunications Ltd.

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

C.	Organizational Structure

Set forth below is a list of our significant subsidiaries:

●	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

●	MIND Software Inc. (formerly Sentori Inc.), a wholly owned subsidiary, incorporated in the State of Delaware; and

●	MIND Software SRL., a wholly owned subsidiary of MIND Software Limited, incorporated in Romania.

In 2017, we sold Dirot Comp SRL, a wholly-owned subsidiary of ours incorporated in Romania, for approximately $1.2 million, and we recorded a net one-time capital gain of $0.9 million. We sold the subsidiary because the sole asset owned by it was a plot of land in Romania on which we had planned to build our own office building, and we came to the conclusion that it would be preferable to rent office space instead.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. In 2017, 82% of our revenues were derived from providing our billing and customer care software and 18% were derived from providing our enterprise software. In 2017, license fees represented 14% of our revenues and services represented 86%. In 2017, two customers accounted for approximately 16% and 12% of total revenues. In 2016, one customer accounted for approximately 14% of total revenues. In 2015, two customers accounted for approximately 10% and 13% of total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

The telecom carriers compete mainly on price. Our customers encounter profitability challenges and continually aim to reduce both operating and capital expenditures. We believe that our up-to-date, versatile, comprehensive product-based billing platform and agile delivery fit perfectly with multi-play service providers and address their challenge of reducing operational cost. While the markets appear to be still active, showing ongoing demand for our products and services, extensive pre-sales efforts are required and many processes are extended or constantly delayed. Consolidation in the telecom markets was not favorable to us in the last years, and we closed fewer deals than in previous years. Accordingly, we expect challenges in maintaining our revenues level in the near term. During the last two years we invested significantly in the new version of MINDBill, which was released in 2017, installed at one customer and acquired by three others, and we intend to continue to promote the sales of upgrades. We plan to continue investing in technology, cloud solutions and seeking to enter new markets, as we continue to focus on our profitability targets.

In August 2005, we acquired Sentori Inc., a leading provider of billing and customer care solutions to tier 3 and tier 2 wireless carriers and mobile virtual network operators, or MVNO’s, mainly in the United States and the Caribbean. In October 2007, we acquired the U.K.-based Omni Consulting Company Limited, which provides billing and customer care software solutions in a service bureau mode, mainly to European carriers.

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board of directors updated this policy slightly. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally, the board approved dividend distributions in 2003, 2007, 2008, 2009, 2010, 2011 and 2014 that were subject to approvals from an Israeli Court in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings, which court approvals were received. Since 2003, we have distributed aggregate cash dividends of approximately $4.28 per share to our shareholders. The amount per share that we distributed in 2015, 2016, and 2017 was $0.30, $0.27 and $0.32, respectively, and $0.30 per share in March 2018. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

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

Taxes on Income. See “—Corporate Tax Rate” below.

A.	Operating Results

The following discussion of our results of operations for 2015, 2016 and 2017, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes thereto, contained in Item 18:

	Years ended December 31,
	2015	2016	2017
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	41.2	37.8	38.9
Gross profit	58.8	62.2	61.1
Research and development expenses	14.1	19.5	18.9
Selling, general and administrative expenses:
Selling and marketing expenses	5.6	6.1	6.9
General and administrative expenses	8.4	7.7	9.3

Operating income	30.7	28.9	26.0
Gain on disposal of a subsidiary	-	-	4.9
Financial income (expenses) – net	(0.6)	0.9	3.5
Income before taxes on income	30.1	29.8	34.4
Income tax expense	6.1	6.5	3.3
Net income	24.0	23.3	31.1

Comparison of 2014, 2015 and 2016

Revenues

	Years ended December 31,			% Change
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
	($ in millions)
License sales	3.9	3.9	2.5	-	(35.9)
Professional services	17.0	14.2	15.6	(16.5)	9.9
Total revenues	20.9	18.1	18.1	(13.4)	-

Revenues in 2016 decreased in comparison to 2015 by 13.4%. The decrease was primarily attributed to the total value of the deals we signed both in 2014 and 2015, in comparison to the large deals we signed in 2013, for which the revenues were recognized mainly in 2014 but also in 2015, and a decrease in our volume of sales in Europe, reflecting also the lower Euro to U.S. dollar exchange rate. Revenues in 2017 remained the same compared to 2016.

Revenues from our billing and customer care product solutions for service providers decreased from $16.6 million in 2015 to $14.6 million in 2016 and slightly increased to $14.7 million in 2017. The increase was primarily attributed to a large deal we signed in 2016, for which the revenues were recognized mainly in 2017.

Revenues from our enterprise products decreased from $4.3 million in 2015 to $3.5 million in 2016. The decrease was primarily attributed to a significant decrease in our volume of sales in Europe, reflecting also the lower Euro to U.S. dollar exchange rate. Revenues from professional services decreased from $17.0 in 2015 to $14.1 in 2016. The decrease in 2016 was due to the aforementioned reasons for the changes in total revenues. Revenues from our enterprise products decreased from $3.5 million in 2016 to $3.4 million in 2017. The decrease was primarily attributed to a significant decrease in our volume of sales of our enterprise products in the United States of America. Revenues from professional services increased from $14.1 in 2016 to $15.6 in 2017. The increase in 2017 was primarily attributed to a large deal we signed in 2016 that includes ample professional services and to the increase in sales of consulting services, on-site technical support and customizations to existing customers.

The following table presents the geographic distribution of our revenues:

	Years ended December 31,
	2015	2016	2017
	(% of revenues)
The Americas	54.0	70.4	71.9
Asia Pacific and Africa	7.3	6.2	5.0
Europe	32.0	18.5	17.7
Israel	6.7	4.9	5.4
Total	100.0%	100.0%	100.0%

Our revenues in the Americas increased from $11.3 million in 2015 to $12.7 million in 2016 and further increased to $13.0 million in 2017 and as a percentage of total revenues increased from 54.0% in 2015 to 70.4% in 2016 and to 71.9% in 2017. The increase in 2016 was due to two new customers and three large follow-on orders from existing customers in this area. The increase in 2017 was primarily attributed to the above-mentioned large deal we signed in 2016, for which the revenues were recognized mainly in 2017. Our revenues in Europe decreased from $6.7 million in 2015 to $3.3 million in 2016 and further decreased to $3.2 million in 2017 and as a percentage of total revenues decreased from 32.0% in 2015 to 18.5% in 2016 and to 17.7% in 2017, mainly due to lower revenue recognition of the large deal we signed in late 2013, that approaches completion. Our revenues in Israel decreased from $1.4 million in 2015 to $0.9 million in 2016, and as a percentage of total revenues decreased from 6.7% in 2015 to 4.9% in 2016, mainly due to completion of a large billing project in Israel during the second quarter of 2015 and a continual decrease in call accounting revenues. Our revenues in Israel increased from $0.9 million in 2016 to $1.0 million in 2017 and as a percentage of total revenues increased from 4.9% in 2016 to 5.4% in 2017, mainly due to an increase in the services we provide to our MVNE customer in Israel.

Cost of Revenues

	Years ended December 31,			% Change
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
	($ in millions)
Cost of sales of licenses	0.4	0.3	0.2	(25.0)	(33.3)
Cost of services	8.2	6.5	6.8	(20.7)	4.6
Total cost of revenues	8.6	6.8	7.0	(20.9)	2.9

The total cost of revenues in 2016 decreased by $1.8 million compared with 2015 mainly due to a decrease in labor-related costs of $1.6 million as a result of a decrease in the total number of employees engaged in deployment or professional services and the appreciation of the U.S. dollar in relation to the Euro. The total cost of revenues in 2017 increased by $0.2 million compared with 2016 due to an increase in cost of services by $0.3 million, mainly due to an increase in purchases of equipment and deferred charges of $0.4 million, an increase in travel expenses of $0.1 million and a decrease in labor-related costs of $0.2 million, offset by the decrease in cost of licenses by $0.1 million that occurred due to the decrease in revenue from licenses.

Gross profit as a percentage of revenues increased from 58.8% in 2015 to 62.2% in 2016 mainly due to the above-mentioned decrease in labor related cost and due to increased efficiency in project implementation. Gross profit as a percentage of revenues slightly decreased from 62.2% in 2016 to 61.1% in 2017 mainly due to the increase in cost of services while the revenues remained substantially the same.

Operating Expenses

	Years ended December 31,			% Change
	2015	2016	2017	2016 vs. 2015	2017 vs. 2016
	($ in millions)
Research and development	2.9	3.5	3.4	20.7	(2.9)
Selling and marketing	1.2	1.1	1.2	(8.3)	0.1
General and administrative	1.8	1.4	1.7	(22.2)	21.4
Total operating expenses	5.9	6.0	6.3	1.7	5.0

Research and Development. We have made substantial investment in research and development to maintain our advanced technology, to add functionality to our products and to develop Version 8, the latest version of our MINDBill platform. The increase in our research and development expenses by 20.7% in 2016, compared to 2015, was primarily due to an increase in research and development related payroll expenses by $0.5 million and an increase in subcontracting expenses by $0.1 million. The increase in payroll and subcontracting expenses reflects the expansion in R&D personnel required to improve and expand our product offering. The decrease in our research and development expenses by 2.9% in 2017, compared to 2016, was primarily due to a decrease in subcontracting expenses. Research and development expenses as a percentage of revenues increased from 14.1% in 2015 to 19.5% in 2016 as the result of the above-mentioned decrease in our revenues and the increase in the research and development-related payroll expenses. Research and development expenses as a percentage of revenues slightly decreased from 19.5% in 2016 to 18.9% in 2017 primarily due to the increase in research and development expenses while the revenues remained substantially the same. We expect cost of employment per employee to be significantly higher in the future, as the global need for software engineers constantly grows and more European companies adopt near-shore outsourcing. The cost of employment may also be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the U.S. dollar.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $1.2 million in 2015 to $1.1 million in 2016 mainly due to a decrease in sales commission expenses and a decrease in travel expenses. Selling and marketing expenses increased from $1.1 million in 2016 to $1.2 million in 2017 mainly due to an increase in selling and marketing related payroll expenses and an increase in participating in conventions. Selling and marketing expenses as a percentage of revenues increased from 5.6% in 2015 to 6.1% in 2016 mainly due to the decreased overall revenues and due to the above-mentioned slight decrease in selling and marketing expenses. Selling and marketing expenses as a percentage of revenues increased from 6.1% in 2016 to 6.9% in 2017 mainly due to the above-mentioned slight increase in selling and marketing expenses while the revenues remained substantially the same.

General and Administrative Expenses. General and administrative expenses decreased from $1.8 million in 2015 to $1.4 million in 2016 mainly as a result of a successful collection of one customer’s debt in 2016 which was recorded as a doubtful account in 2015. General and administrative expenses increased from $1.4 million in 2016 to $1.7 million in 2017 mainly due to the mentioned above decrease in allowance for doubtful accounts in 2016 and an increase in general and administrative related payroll expenses as a result of the devaluation of the U.S. dollar in relation to the NIS. General and administrative expenses as a percentage of revenues decreased from 8.4% in 2015 to 7.7% in 2016. The decrease in 2016 compared to 2015 resulted from the recovery in doubtful account expense, offset by a decrease of revenue in a lower rate than the abovementioned decrease in the expense. General and administrative expenses as a percentage of revenues increased from 7.7% in 2016 to 9.3% in 2017 mainly due to the above-mentioned increase in general and administrative expenses while the revenues remained substantially the same.

Impairment of Goodwill. No impairment of goodwill was required following the impairment test performed during 2015, 2016 and 2017.

Financial Income (Expenses). In 2015, financial expenses consisted of negative currency exchange rate fluctuations and bank charges in the aggregate amount of approximately $329,000, offset by interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities in the aggregate amount of approximately $215,000. In 2016, financial income consisted of interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities in the aggregate amount of approximately $319,000, offset by bank charges and a realized loss from sale of available-for-sale securities in the aggregate amount of approximately $153,000. In 2017, financial income consisted of interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities and currency exchange rate fluctuations in the aggregate amount of approximately $672,000, offset by bank charges and a realized loss from sale of available-for-sale securities in the aggregate amount of approximately $42,000.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included on our consolidated balance sheet. In 2015, our income tax expenses in the amount of $1.3 million were comprised of current tax expenses in the amount of $1.4 million, offset by taxes in respect of previous years in the amount of $52,000 and an increase in deferred taxes in the amount of $46,000. In 2016, our income tax expenses in the amount of $1.2 million included mainly taxes on income in the amount of $1.0 million ($0.9 million in Israel) and a decrease in deferred taxes in the amount of $146,000. In 2017, we have derived tax benefits relating to the “Preferred Technological Enterprise” program under the Israel Law for the Encouragement of Capital Investment, 1959 and our income tax expenses in the amount of $0.6 million included mainly taxes on income in Israel in the amount of $0.5 million and a decrease in deferred taxes in the amount of $63,000.

Critical Accounting Policies

To improve understanding of our financial statements, it is important to obtain some degree of familiarity with our critical or principal accounting policies. These policies are described in Note 1 to the consolidated financial statements contained in Item 18. We review our accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2017, and we believe that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of our company as of that date.

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

We consider our most significant accounting policies to be those discussed below:

Revenue Recognition. We apply the provisions of Statement of ASC 985-605, “Revenue Recognition” (formerly SOP No. 97-2) and ASC 605-35, “Construction-Type and Production-Type Contracts” (formerly SOP No. 81-1), as follows:

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

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2017, the fair value of the reporting unit exceeded its carrying value.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 1 to the consolidated financial statements.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar. In 2017, the majority of our revenues were denominated in U.S. dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in U.S. dollars. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

As of December 31, 2017, we had approximately $5.0 million in cash and cash equivalents, and our working capital was $14.9 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are nominated in U.S. dollars.

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities in 2015 was $6.3 million, attributable to our net income of $5.0 million, non-cash related items, net, in the amount of $0.5 million, a net decrease in operating assets items in the amount of $0.5 million and a net increase in operating liabilities items in the amount of $0.3 million. Net cash provided by operating activities in 2016 was $5.2 million, attributable to our net income of $4.2 million, non-cash related items, net, in the amount of $0.4 million, a net decrease in operating assets items in the amount of $1.2 million and a net decrease in operating liabilities items in the amount of $0.6 million. Net cash provided by operating activities in 2017 was $2.7 million, attributable to our net income of $5.6 million, non-cash related items, net, in the amount of $0.3 million, gain on disposal of subsidiary in the amount of $0.9 million, a net increase in operating assets items in the amount of $0.8 million and a net decrease in operating liabilities items in the amount of $1.4 million.

The decrease in net cash provided by operating activities of $1.1 million from 2015 to 2016 reflects mainly a decrease in our net income of $0.8 million, a decrease in accounts receivable of $1.2 million in 2016, compared with a decrease of $0.4 million in 2015, a decrease of $1.2 million in accounts payable and accruals in 2016, compared with an increase of $0.1 million in 2015, and an increase of $0.7 million in deferred revenues in 2016, compared with an increase of $0.3 million in 2015. The decrease in net cash provided by operating activities of $2.5 million from 2016 to 2017 reflects mainly an increase in our net income of $1.4 million (including a one-time gain on disposal of subsidiary in the amount of $0.9 million), an increase in accounts receivable of $0.8 million in 2017, compared with a decrease of $1.2 million in 2016, a decrease of $0.3 million in accounts payable and accruals in 2017, compared with a decrease of $1.2 million in 2016, and a decrease of $1.1 million in deferred revenues in 2017, compared with an increase of $0.7 million in 2016.

Net Operating Working Capital

As of December 31, 2016, net operating working capital was $15.2 million, compared with $14.7 million as of December 31, 2015. The increase of $0.5 million is mainly due to an increase in short term investments in the amount of $3.2 million, offset by a decrease in cash and cash equivalents in the amount of $2.3 million, a decrease of $1.2 million in accounts receivables, a decrease of $1.2 million in accounts payables and an increase of $0.4 million in deferred revenues. As of December 31, 2017, net operating working capital was $14.9 million, compared with $15.2 million as of December 31, 2016. The decrease of $0.3 million is due to an increase in short-term investments in the amount of $2.2 million, an increase of $0.8 million in accounts receivables, a decrease of $0.4 million in accounts payables, a decrease of $0.5 million in deferred revenues, offset by a decrease in cash and cash equivalents in the amount of $4.2 million.

Cash Deposits

As of December 31, 2017, we had approximately $6.1 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2017, we held marketable securities of approximately $5.9 million (consisting mainly of municipal bonds which are held for trading).

Net Cash Provided by/Used in Investing Activities. In 2015, we decreased our investments in short-term bank deposits by $3.1 million, we used $0.1 million for capital expenditures and we increased our investments in marketable securities by $0.2 million. In 2016, we increased our investments in short-term bank deposits by $3.5 million, we used $0.1 million for capital expenditures and we decreased our investments in marketable securities by $1.1 million. In 2017, we increased our investments in short-term bank deposits by $1.2 million, we used $0.1 million for capital expenditures and we increased our investments in marketable securities by $1.1 million and we received proceeds from sale of subsidiary of approximately $1.2 million (1.1 million Euro).

Net Cash Provided by/Used in Financing Activities. In 2015, our financing activities used $5.6 million due to a cash dividend of $5.8 million, offset by $0.2 million in proceeds from the exercise of employee stock options. In 2016, our financing activities used $5.1 million due to a cash dividend of $5.2 million, offset by $0.1 million in proceeds from the exercise of employee stock options. In 2017, our financing activities used $6.1 million due to a cash dividend of $6.2 million, offset by $0.1 million in proceeds from the exercise of employee stock options.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $146,000, $68,000 and $71,000 in 2015, 2016 and 2017, respectively. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of approximately $4.28 per share to our shareholders, including $0.30 per share in 2015, $0.27 per share in 2016, $0.32 per share in 2017 and $0.30 per share in March 2018. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $2.9 million (or 14.1% of revenues) in 2015, $3.5 million (or 19.5% of revenues) in 2016 and $3.4 million (or 18.9% of revenues) in 2017. The minor percentage decrease in 2017 was mainly the result of a decrease in R&D subcontracting. Our engineering department comprised approximately 151 employees at the end of 2017.

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$1,428	$503	$717	$101	$107

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	60	President and Chief Executive Officer, Director
Aviram Cohen	41	Chief Financial Officer
Oren Tanhum	47	Vice President, Professional Services
Revital Libfrand	46	Vice President, Cloud Solutions
Shoval Cohen Nissan	43	Vice President, Information Technology
Gilad Parness	49	Vice President, Enterprise Solutions
Liviu Serea	63	General Manager, MIND Romania
Iulian Dimitriu	46	Vice President, Engineering
Danny Engle	49	Vice President, Sales for North America
Mihail Rotenberg	66	Chairman of the Board
Meir Nissensohn	74	Director
Joseph Tenne	62	Director

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

Mihail Rotenberg. Mr. Rotenberg, has served as an independent director of our company since May 2008 and as our Chairman since May 2012. He is the founder of BreezeCOM Ltd., which merged to become Alvarion Ltd. Mr. Rotenberg served as the Chief Executive Officer of BreezeCOM from 1993 to 2000. From 2000 to 2005, Mr. Rotenberg served as President and CEO of Accessnet SA, a wireless internet service provider in Romania, which was sold in 2005 to Clearwire Inc. Mr. Rotenberg holds a Ph.D. degree from Polytechnic University, Bucharest, Romania.

Meir Nissensohn. Mr. Nissensohn has served as an independent and external director of our company since August 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012, having joined IBM Israel as a computer programmer in 1969. Since his retirement from IBM, he is involved in various business initiatives with venture capital funds and serves as a director at several companies, including O.R.T. Technologies and Top Ramdor Systems, both companies listed on the Tel Aviv Stock Exchange. Mr. Nissensohn holds a B.Sc. degree in Industrial Engineering from the Technion, Israeli Institute of Technology, and a post graduate degree in Business Administration (Finance) and an M.B.A. degree, both from Tel Aviv University.

Joseph Tenne. Mr. Tenne has served as an independent and external director of our company since August 2014. Since May 2017, Mr. Tenne served as a financial consultant to Itamar Medical Ltd., a company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director at AudioCodes Ltd., at Orbotech Ltd., at OPC Energy Ltd., at Ability Inc. and at Ratio Oil Explorations (Finance) Ltd. From 2014 to 2017, Mr. Tenne served as the CFO and VP Finance of Itamar Medical Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2017 was approximately $2.0 million, including approximately $148,000 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity based compensation expenses.

During 2017, we granted to our executive officers under our option plans options to purchase 24,000 ordinary shares at exercise price of $2.425 per share, and options to purchase 40,000 ordinary shares, at an exercise price of the par value of $0.003. All these options expire in 2022.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary ($)	Cash Bonus / Commissions ($)(1)	Equity-Based Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Monica Iancu	CEO	$240,000	$210,000	-	$52,674	$502,674
Aviram Cohen	CFO	$100,736	-	-	$36,491	$137,227
Danny Engle	VP of Sales, North America	$130,050	$279,902	$4,770	$4,800	$419,522
Gilad Parness	VP, Enterprise Solutions	$95,364	$21,864	$29,397	$35,736	$182,361
Shoval Cohen Nissan	VP, Information Technology	$86,228	$19,131	$29,397	$32,976	$167,732

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

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

On May 4, 2017, our board of directors resolved that each of our non-executive directors will be entitled to receive an annual fee of $13,200 and a participation fee of $680 per meeting. On August 9, 2017, payment in the same amounts to each of our non-executive directors was approved by our shareholders. At the meeting our shareholders also approved that the remuneration of those of our non-executive directors who our Board classifies as “expert directors” (as such term is defined in the Israeli Companies Law) will be 20% more than the remuneration of non-expert directors.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class III will expire in 2018, Class I in 2019 and Class II in 2020. Monica Iancu is a member of Class I, Mihail Rotenberg and Joseph Tenne are members of Class II and Meir Nissensohn is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors.

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

Under the Companies Law, the roles of the audit committee include examining flaws in the management of the company’s business, in consultation with the internal auditor and the company’s independent accountants, suggesting remedial measures, approving specified related party transactions, establishing whistleblower procedures and assessing the company’s internal audit system and the performance of its internal auditor. The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company’s actions comply with the law and orderly business procedure. The internal auditor must satisfy certain independence standards. Dana Gottesman-Erlich C.P.A., Partner of the accounting firm of BDO Israel, serves as our internal auditor.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

●	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

●	other than in the ordinary course of business;

●	otherwise than on market terms; or

●	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Office Holder Compensation

In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company, in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. For this purpose, a controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (other than compensation matters, which are discussed above under “Office Holder Compensation”), require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. Except under specific circumstances, such a transaction needs to be re-approved in accordance with the foregoing procedure once in every three years. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2015	2016	2017
Approximate numbers of employees by geographic location
Israel	47	42	41
Romania	287	217	197
United States	3	3	2
Total workforce	337	262	240
Approximate numbers of employees by category of activity
General and administration	16	15	19
Research and development	224	161	151
Professional services and customer support	88	79	62
Sales and marketing	9	7	8
Total workforce	337	262	240

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, pension plans and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 6% or 8.33% of base salaries. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute equal up to approximately 19.5% of base salaries, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 6.0% of his or her base salary and we contribute 14.8% (and such contributions include contributions towards the severance component). Each employee who agrees to participate in the Pension Fund contributes 6.0% or 7.0% of his or her base salary and we contribute 14.8% or 15.8% (and such contributions include contributions towards the severance component). Another savings plan we offer some of our employees, although not legally required, is known as the Advanced Studies Fund. Each employee who agrees to participate in the Advanced Studies fund contributes up to 2.5% of base salary and we contribute up to 7.5%.

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

As of April 1, 2018, Monica Iancu beneficially owned 3,316,265, or 17.16% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

As of April 1, 2018, options to purchase 766,100 ordinary shares were outstanding and options for 1,880,290 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

On September 15, 2014, Ms. Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 2,600,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of April 1, 2018, Ms. Iancu had sold 537,735 ordinary shares under the new plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2018, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	17.16%
Invesco Ltd. and affiliates	1,200,000	(3)	6.21%
Morgan Stanley	964,683	(4)	5.00%

(1)	Based on 19,329,418 ordinary shares outstanding on April 1, 2018.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)	Based on a Schedule 13G filed with the SEC on February 14, 2017, Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and advises the Invesco European Small Company Fund, which owns the foregoing shares.
(4)	Based on a Schedule 13G filed with the SEC on January 31, 2018.

As of April 1, 2018, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 16,388,512 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2017.

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

Period	High	Low
Last six months:
March 2018	2.73	2.21
February 2018	2.81	2.62
January 2018	2.84	2.68
December 2017	2.84	2.61
November 2017	2.75	2.63
October 2017	2.81	2.62

Last nine quarters:
Q1 2018	2.84	2.21
Q4 2017	2.84	2.61
Q3 2017	2.59	2.43
Q2 2017	2.58	2.36
Q1 2017	2.90	2.30
Q4 2016	2.68	2.16
Q3 2016	2.28	2.06
Q2 2016	2.14	2.00
Q1 2016	2.53	2.02

Last five years:
2017	2.90	2.30
2016	2.68	2.00
2015	3.99	2.36
2014	4.20	1.87
2013	2.26	1.65

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

Election of Directors

The ordinary shares do not have cumulative voting rights in the election of directors. Thus, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders. Our board is divided into three classes of directors serving staggered three-year terms.

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

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and to refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

●	any amendment to the articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	approval of certain actions and transactions which require shareholder approval.

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

The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company and there is no 45% or more shareholder in the company. These requirements do not apply if the acquisition (i) is made in a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offer or is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:

●	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with: (A) proceedings we institute against him or instituted on our behalf or by another person; or (B) a criminal charge from which he was acquitted; or (C) a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent; and

●	a financial obligation imposed upon an office holder and reasonable litigation expenses, including attorney fees, expended by the office holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the “Securities Law”) and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 24% for the 2017 tax year. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, the corporate tax rate decreased to 23% for 2018 and thereafter. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

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

We paid dividends to our shareholders in the amount of $5.8 million in 2015, $5.2 million in 2016 and $6.2 million in 2017. In March 2018, we distributed to our shareholders approximately $5.8 million and tax was withheld at a rate of 20%.

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

Following our 2011 request to the Israeli tax authorities for applying the new benefits under the 2011 Amendment, we applied in 2013 for a tax ruling with respect to 2012 and future years. At the beginning of 2014, we obtained the ruling that applied to financial years 2012 to 2016, which provided that the portion of our income attributed to the Preferred Enterprise (and thereby subject to lower tax rates) was calculated each year based on, among other things, the ratio between the number of our employees in Israel and abroad. According to the ruling, our tax rate on income in Israel in 2016 was approximately 22%.

The 2017 amendment (“Preferred Technological Enterprises”)

Amendment 73 to the Investment Law, which came into effect on January 1, 2017, provides a new tax incentive regime and stipulates that regulations are to be promulgated by no later than March 31, 2017 to implement the “Nexus Principles,” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentive regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including all of the following:

●	The company’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $19 million) per year; and

●	The company must satisfy one of the following conditions:

●	at least 20% of the workforce (or at least 200 employees) are employed in R&D;

●	a venture capital investment in an amount approximately equivalent to at least $2 million was previously made in the company; or

●	growth in sales or workforce by an average of 25% over the three years preceding the applicable tax year.

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

On February 18, 2018, the Israeli Tax Authority issued a tax ruling granting us “Preferred Technological Enterprise” status, subject to the conditions and terms of the tax ruling. The grant of the status means that starting January 1, 2017 we are subject to a reduced Israeli corporate tax rate of 7.5% on any future taxable “technological income”.

The tax ruling applies for five years until 2021 and may be extended for further periods subject to receipt of an additional ruling from the Israeli Tax Authority.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year (NIS 803,520 in the 2016 tax year)), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year, which amounts to NIS 641,880 in the 2018 year).

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

For information with respect to the applicability of High Income Tax on distribution of dividends, see “Capital Gains Tax on Sales of Our Ordinary Shares - Taxation of Israeli Residents.”

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADRs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Israeli Taxation Considerations - Taxation of Our Shareholders - Dividends.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the Ordinary Shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the Ordinary Shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold Ordinary Shares and the amount realized on the disposition of such Ordinary Shares (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

●	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the Ordinary Shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the Nasdaq, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (at a rate of 24%) with respect to cash dividends and proceeds from a disposition of Ordinary Shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares.”

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

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

F.	Dividends and paying agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2017.

Currency	Current Monetary Assets (Liabilities)-net
($ in thousands)
NIS	1,149
Euro	(52)
Romanian Ron	182
Other non-dollar currencies	201
1,480

Our annual expenses paid in NIS are approximately $5.3 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the U.S. dollar by 1% would result in an increase in our operating expenses by approximately $53,000 for the year ended December 31, 2017.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2017, we held short term investments (mainly highly-rated municipal bonds) of approximately $5.9 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.59 million.

As of December 31, 2017, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2017. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2017 and concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

In the annual meeting held on August 9, 2017, our shareholders re-appointed Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu Limited, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years ended December 31,
	2016	2017
Audit Fees	$78,973	$85,611
Audit-Related Fees	-	-
Tax Fees	-	$23,304
Total	$78,973	$108,915

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

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders’ Meetings and Resolutions”, and rather than comply with the Nasdaq requirements relating to compensation committees (other than the due composition thereof), our audit committee (in its capacity as our compensation committee) fulfills the duties of a compensation committee in accordance with the Companies Law, as described in Item 6 “Directors, Senior Management and Employees - Board Practices.” In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-29 of this annual report attached hereto.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2**	Articles of Association, as amended
4.1***	MIND 1998 Share Option Plan
4.2***	MIND 2000 Share Option Plan
4.3****	MIND 2011 Share Incentive Plan
4.4*****	Compensation Policy of Directors and Officers, as adopted June 24, 2013 and re-approved on August 11, 2016
8	List of Subsidiaries
11****	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu Limited
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2017 and 2016;
(ii) Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015;
(iii) Consolidated Comprehensive Income for the years ended December 31, 2017, 2016 and 2015;
(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and
(vi) Notes to Consolidated Financial Statements, tagged as blocks of text

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President & CEO
Date:	April 16, 2018

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2017

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MIND C.T.I. LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MIND C.T.I. Ltd and its subsidiaries (“the Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

April 17, 2018

We have served as the Company’s auditor since 2009.

MIND C.T.I. LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 1 7	2 0 1 6
	Note	U.S. dollars in thousands

A S S E T S

CURRENT ASSETS:
Cash and cash equivalents	9a	$5,014	$9,165
Short-term bank deposits		6,102	5,033
Marketable securities	2a	5,878	4,784
Accounts receivable, net:	9b
Trade		1,239	1,098
Other		843	176
Prepaid expenses		347	319
Deferred cost of revenues		-	-
Inventories		4	5
Total current assets		19,427	20,580

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	2b	544	832
Long-term bank deposits		101	-
Severance pay fund	5	1,642	1,565
Deferred income taxes	8e	32	95
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3	202	498
GOODWILL	4	5,430	5,430
Total assets		$27,378	$29,000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$113	$51
Other	9c	837	1,233
Deferred revenues		3,556	4,079
Total current liabilities		4,506	5,363

LONG-TERM LIABILITIES:
Deferred revenues		138	665
Employees' rights upon retirement	5	1,712	1,687
Total liabilities		6,356	7,715

Commitments and contingencies	6

SHAREHOLDERS’ EQUITY:	7
Share capital- Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares at December 31, 2017 and 2016; Issued: 21,660,010 shares at December 31, 2017 and 2016; Outstanding: 19,307,418 and 19,261,418 shares at December 31, 2017 and 2016, respectively		54	54
Additional paid-in capital		26,180	25,998
Accumulated other comprehensive loss		(804)	(867)
Accumulated deficit		(2,854)	(2,293)
Treasury shares - 2,352,592 and 2,398,592 shares at December 31, 2017 and 2016, respectively		(1,554)	(1,607)
Total shareholders’ equity		21,022	21,285

Total liabilities and shareholders’ equity		$27,378	$29,000

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2 0 1 7	2 0 1 6	2 0 1 5
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$2,441	$3,924	$3,942
Services		15,621	14,128	16,986
		18,062	18,052	20,928
COST OF REVENUES
Cost of sales of licenses		238	349	418
Cost of services		6,795	6,482	8,212
		7,033	6,831	8,630

GROSS PROFIT		11,029	11,221	12,298

RESEARCH AND DEVELOPMENT EXPENSES	10b	3,417	3,517	2,943

SELLING AND MARKETING EXPENSES	10c	1,250	1,105	1,173

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,676	1,393	1,766

OPERATING INCOME		4,686	5,206	6,416

GAIN ON DISPOSAL OF A SUBSIDIARY		893

FINANCIAL INCOME (EXPENSES) - net	10e	630	166	(114)

INCOME BEFORE TAXES ON INCOME		6,209	5,372	6,302

TAXES ON INCOME	8f	597	1,169	1,284

NET INCOME		$5,612	$4,203	$5,018

EARNINGS PER SHARE - Basic and diluted	10f	$0.29	$0.22	$0.26

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS	10f

Basic		19,292	19,234	19,183

Diluted		19,559	19,307	19,283

The accompanying notes are an integral part of the financial statements.

F-4

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

COMPREHENSIVE INCOME
Net Income	$5,612	$4,203	$5,018

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) from available-for-sale securities	63	205	(132)

TOTAL COMPREHENSIVE INCOME	$5,675	$4,408	$4,886

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	Outstanding		paid-in	comprehensive	Accumulated	Treasury
	of shares	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2015	19,110	$54	$25,724	$(940)	$(564)	$(1,863)	$22,411
CHANGES DURING 2015:
Comprehensive income	-	-	-	(132)	5,018	-	4,886
Dividend paid (Note 7c)	-	-	-	-	(5,758)	-	(5,758)
Employees share based compensation expenses	-	-	138	-	-	-	138
Exercise of options issued to employees from treasury shares	92	-	-	-	-	171	171

BALANCE AS OF DECEMBER 31, 2015	19,202	54	25,862	(1,072)	(1,304)	(1,692)	21,848

CHANGES DURING 2016:
Comprehensive income	-	-	-	205	4,203	-	4,408
Dividend paid (Note 7c)	-	-	-	-	(5,192)	-	(5,192)
Employees share based compensation expenses	-	-	136	-	-	-	136
Exercise of options issued to employees from treasury shares	59	-	-	-	-	85	85

BALANCE AS OF DECEMBER 31, 2016	19,261	54	25,998	(867)	(2,293)	(1,607)	21,285

CHANGES DURING 2017:
Comprehensive income	-	-	-	63	5,612	-	5,675
Dividend paid (Note 7c)	-	-	-	-	(6,173)	-	(6,173)
Employees share based compensation expenses	-	-	182	-	-	-	182
Exercise of options issued to employees from treasury shares	46	-	-	-	-	53	53

BALANCE AS OF DECEMBER 31, 2017	19,307	$54	$26,180	$(804)	$(2,854)	$(1,554)	$21,022

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,612	$4,203	$5,018
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	104	161	173
Deferred income taxes, net	63	146	(46)
Accrued severance pay	(145)	(123)	105
Foreign currency exchange rate loss from marketable securities – available-for-sale		128	-
Unrealized loss from marketable securities, net	30	23	98
Employees share-based compensation	182	136	138
Gain on disposal of subsidiary	(893)	-	-
Realized loss (gain) on sale of marketable securities – available-for-sale, net	25	(44)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(141)	1,145	352
Other	(680)	37	21
Decrease (increase) in prepaid expenses and deferred cost of revenues	(28)	(9)	95
Decrease in inventories	1	4	1
Increase (decrease) in accounts payable and accruals:
Trade	62	(186)	99
Other	(396)	(1,031)	(42)
Increase (decrease) in deferred revenues	(1050)	654	285
Net cash provided by operating activities	2,746	5,244	6,297

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities – available-for-sale	-	(1,000)	-
Proceeds from sales of marketable securities – available-for-sale	326	1,730	-
Purchase of property and equipment	(71)	(68)	(146)
Severance pay funds	93	82	(32)
Proceeds from (investment in) short-term bank deposits	(1,170)	(3,535)	3,053
Proceeds from (investment in) marketable securities	(1,124)	344	(210)
Proceeds from sale of subsidiary	1,169	-	-
Net cash provided by (used in) investing activities	(777)	(2,447)	2,665

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	53	85	171
Dividend paid	(6,173)	(5,192)	(5,758)
Net cash used in financing activities	(6,120)	(5,107)	(5,587)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,151)	(2,310)	3,375

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,165	11,475	8,100

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,014	$9,165	$11,475

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES-
Taxes paid	$935	$841	$414

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

The Company has wholly-owned subsidiaries in the United States (“Mind Software Inc.” or “Sentori”), Romania (“Mind Software SRL”), and U.K (“Mind Software Limited” or “Omni”).

2)	Accounting principles

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

3)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company’s consolidated financial statements relate to revenue recognition of products and service sales using the percentage of completion method and the impairment of goodwill.

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

Marketable securities are classified as “financial assets held at fair value through profit or loss” when held for trading or are designated upon initial recognition as financial assets at fair value through profit or loss.

Financial asset at fair value through profit or loss is shown at fair value. Any gain or loss arising from changes in fair value, including those originating from changes in exchange rates is recognized in profit or loss in the period in which the change occurred. Net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

Available-for-sale investments are classified within short-term investments, or long-term investments based on the remaining maturity of the investment, and are reported at fair value, with unrealized gains and losses, net of tax, presented as a separate component of stockholders’ equity (deficit) within accumulated other comprehensive income. All realized gains and losses and unrealized losses resulting from declines in fair value that are other-than-temporary are recorded in other expense, net in the period of occurrence. The Company uses the specific identification method to determine the realized gains and losses on investments. For all investments in marketable securities, the Company assesses whether the impairment is other-than-temporary. If the fair value of a security is less than its amortized cost basis, an impairment is considered other-than-temporary if (i) the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (ii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on condition (i), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (ii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized losses, credit ratings, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist. See also Note 2.

i.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories consist of acquired hardware.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Long-term bank deposits:

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost and earn interest at market rates. The deposits and accumulated interest approximate fair value.

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

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under Accounting Standards Codification (“ASC”) 350, “Goodwill” is not amortized but rather tested for impairment at least annually. The Company has a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. The Company performs annual testing for impairment of the goodwill during the third quarter of each year, see also Note 4.

m.	Income taxes:

The Company accounts for income taxes, in accordance with the provisions of ASC 740, “Income Taxes” under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

Deferred tax liabilities and assets are classified as non-current.

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

The Company applies the provisions of Statement of ASC 985-605, “Software -Revenue Recognition” and ASC 605-35, “Construction-Type and Production-Type Contracts”, as follows:

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

Pursuant to ASC 985-20, “Software - Costs of Software to be Sold, Leased, or Marketed”, development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between “technological feasibility” and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

p.	Allowance for doubtful accounts:

The allowance is determined for specific debts doubtful of collection.

q.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award, net of estimated forfeitures.

r.	Earnings per share (“EPS”):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

s.	Treasury shares:

Treasury shares are presented as a reduction in shareholders’ equity, at their cost to the Company, under “Treasury shares”.

t.	Concentration of credit risks:

Most of the Company’s and its subsidiaries’ cash and cash equivalents as of December 31, 2017 and 2016 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company’s revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

u.	Recently issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services.  To achieve this core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract(s); (3) determine the transaction price(s); (4) allocate the transaction price(s) to the performance obligations in the contract(s); and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The guidance also requires advanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers (Topic 606):  Deferral of the Effective Date (“ASU 2015-14”), which defers the effective date of FASB’s revenue standard under ASU 2014-09 by one year for all entities and permits early adoption on a limited basis.  As a result of ASU 2015-14, the guidance under ASU 2014-09 shall apply for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that period.  Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods.  In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance on principal versus agent considerations.  In April 2016, the FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarified the implementation guidance regarding performance obligations and licensing arrangements.  In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectability, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. The Company adopted ASU 2014-09 under the modified retrospective option effective January 1, 2018 and evaluates the cumulative effect of the new standard on retained earnings as of January 1, 2018 is approximately $450 thousand.

In January 2017, the FASB issued ASU 2017-04, “Intangibles- Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year (early adoption is permitted). The Company is currently evaluating the potential effect of ASU 2017-04 on its consolidated financial statements.

In January 2016 the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides targeted improvements to the recognition, measurement, presentation and disclosure of financial assets and financial liabilities. Specific accounting areas addressed include, equity investments, financial liabilities reported under the fair value option and valuation allowance assessment resulting from unrealized losses on available-for-sale securities. ASU 2016-01 also changes certain presentation and disclosure requirements for financial instruments. The Update is to be applied by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. ASU 2016-01 is effective for the Company in its first quarter of fiscal year 2018. Early adoption, with certain exceptions, is not permitted. The Company is currently evaluating the effect this ASU will have on its consolidated financial statements.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

u.	Recently issued accounting pronouncements: (continued)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which amends, among other things, the existing guidance by requiring lessees to recognize lease assets (right-to-use) and liabilities (for reasonably certain lease payments) arising from operating leases on the balance sheet. For leases with a term of twelve months or less, ASU 2016-02 permits an entity to make an accounting policy election to recognize such leases as lease expense, generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 using a modified retrospective approach, with early adoption permitted. The Company is currently evaluating ASU 2016-02 and its impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies certain provisions associated with the accounting for stock compensation. Among other things, ASU 2016-09 requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of income and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities in the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted.

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting”, which provides guidance on changes to terms and conditions of share-based payment awards (“ASU 2017-09”). ASU 2017-09provides guidance about which changes to terms or conditions of a share-based payment award require an entity to apply modification accounting. ASU 2017-09 is effective for the fiscal year beginning on January 1, 2018, including interim periods within that year. The Company is currently reviewing and evaluating ASU 2017-09 and its impact on its consolidated financial statements.

NOTE 2 - MARKETABLE SECURITIES

		December 31,
	Maturity year	2 0 1 7	2 0 1 6
		U.S. dollars in thousands

Short-term (a):
Municipal bond		$4,806	$4,117
Corporate bond		1,072	667
		$5,878	$4,784

Long-term - security bond (b)	Perpetual	$544	$832

a.	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated single -A or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio based on quoted prices in active markets.

b.	As of December 31, 2017 the Company held a long-term security bond which is classified as available-for-sale security and presented at fair value. The fair value of the available-for-sale security based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC 820).

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - PROPERTY AND EQUIPMENT

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

Computers and electronic equipment	$1,848	$1,807
Land	-	263
Office furniture and equipment	155	152
Vehicles	146	146
Leasehold improvements	18	8
	2,167	2,376
Less - accumulated depreciation and amortization	1,965	1,878
	$202	$498

b.	Depreciation and amortization expenses totaled $104 thousand, $161 thousand and $173 thousand in the years ended December 31, 2017, 2016 and 2015, respectively.

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

The Company performed the annual impairment tests during the third quarter of 2017, 2016 and 2015 and did not identify any indication for impairment losses.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - EMPLOYEES’ RIGHTS UPON RETIREMENT

a.	Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees’ names and are, subject to certain limitations, the property of the employees.

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31,
	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

Accrued severance pay	$1,712	$1,687
Less - amounts funded (presented in “investment and other non-current assets”)	(1,642)	(1,565)
Unfunded balance	$70	$122

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $113 thousand, $169 thousand and $271 thousand in the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

The Company and its subsidiaries entered into premises lease agreements that will expire between 2018 and 2025.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2017, are as follows:

U.S. dollars in thousands
Years ending December 31:
2018	$503
2019	504
2020	213
2021	50
2022-2025	158
$1,428

Rental expense totaled $489 thousand, $542 thousand and $529 thousand in the years ended December 31, 2017, 2016 and 2015, respectively.

b.	Contingent liabilities:

The Company has provided bank guarantees relating to future performance on certain contracts. As of December 31, 2017, contingent liabilities on outstanding bank guarantees aggregated to an amount of approximately $45 thousand.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO.

b.	Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2017 the remaining treasury shares are 2,352,592 which amounted to $1.6 million after exercise of options issued to employees from treasury shares in the amount of $53 thousand, $85 thousand and $171 thousand in the years ended December 31, 2017, 2016 and 2015 respectively.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2017, 2016 and 2015 were $0.32, $0.27 and $0.30, respectively.

The Company paid dividends to its shareholders in the amounts of $6.2 million, $5.2 million and $5.8 million during the years ended December 31, 2017, 2016 and 2015, respectively.

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

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the above mentioned plan vest over 2-4 years. Options not exercised will expire 5 years after the day of grant.

The compensation costs charged against income for all of the Company’s equity incentive plans during the years ended December 31, 2017, 2016 and 2015 were approximately $182 thousand, $137 thousand and $138 thousand, respectively without any reduction in income taxes.

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

The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2017, 2016 and 2015, and changes during the years ended on those dates:

1)

	Years ended December 31,
	2 0 1 7		2 0 1 6		2 0 1 5
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	875,500	$1.60	710,300	$2.51	851,600	$2.63
Changes during year:
Granted (a)	90,000	$0.65	344,000	$0.003	116,800	$1.66
Exercised	(46,000)	$1.15	(59,000)	$1.45	(92,100)	$1.85
Forfeited	(78,400)	$1.41	(117,800)	$2.49	(166,000)	$2.88
Expired	(28,000)	$2.95	(2,000)	$2.16	-	-
Options outstanding at end of year	813,100	$1.49	875,500	$1.60	710,300	$2.51

Options exercisable at end of year	303,000	$2.90	246,500	$2.87	51,000	$1.98
Vested and expected to vest at end of year	731,517	$1.72

Weighted average grant date fair value of options granted during the year (b)		$1.30		$1.46		$0.94

(a)	In the year ended December 31, 2017 the options were granted with an exercise price equal to the average closing price per share of the Company’s ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option or with an exercise price equal to par value of NIS 0.01.

In the year ended December 31, 2016 the options were granted with an exercise price equal to par value of NIS 0.01.

In the year ended December 31, 2015 the options were granted with an exercise price equal to the average closing price per share of the Company’s ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option or with an exercise price equal to par value of NIS 0.01.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

d.	Stock option plans: (continued)

1)	(continued)

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Dividend yield	11%	11%	10%

Expected volatility*	35%	35%	48%

Average risk-free interest rate	1.9%	2.0%	1.5%

Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2017 there were approximately $447 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.41 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2017:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number outstanding at December 31, 2 0 1 7	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2 0 1 7	Weighted average remaining contractual life	Weighted average exercise price
		Years			Years
$ 0.003 – 2.160	409,600	3.73	$0.10	18,000	0.18	$2.16
$ 2.425 – 2.947	403,500	2.01	$2.91	285,000	1.85	$2.94
	813,100	2.88	$1.49	303,000	1.75	$2.90

The total intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 were approximately $70 thousand, $51 thousand and $176 thousand, respectively. As of December 31, 2017, the aggregate intrinsic value of the outstanding options is $1.1 million, and the aggregate intrinsic value of the exercisable options is $11 thousand.

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

On January 6, 2011 an amendment (Amendment No. 68) to the Investment Law (the “2011 Amendment”) was published. The 2011 Amendment significantly revised the tax incentive regime in Israel, commencing on January 1, 2011.

The 2011 Amendment introduced a new status of “Preferred Enterprise”. Similarly to the “Approved Enterprise” status, a Preferred Company is an industrial company meeting certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “approved enterprise” status was cancelled. Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

The following table summarizes the reduced flat tax rate with respect to the income attributed to the Preferred Enterprise:

Tax Year	Development Region “A”	Other Areas within Israel

2011-2012	10%	15%

2013	7%	12.5%

2014 and thereafter	9%	16%

The Company is located in Development Region “A” and during 2011 had chosen the status of the 2011 Amendment.

If only a portion of the Company’s capital investments is approved, its effective tax rate will be the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific “Preferred Enterprise”. Income derived from activity that is not integral to the activity of the “Preferred Enterprise” will not enjoy tax benefits. The Company’s entitlement to the above benefits is subject to fulfillment of certain conditions under the Investment Law and related regulations.

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

c.	Tax benefits:

On February 18, 2018 the Company received a status of “Technologic Preferred Enterprise”  as defined under the Encouragement of Capital Investment Law -1959 (the “Approval”). In accordance with the Approval, starting 2017 until 2021, revenues originating from granting the right of use as defined in the Approval, will be defined as Technologic Preferred Revenue, as defined under the Law, and will be subject to tax rate of  7.5%.

d.	Other applicable tax rates:

1)	Income from other sources in Israel

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

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

d.	Other applicable tax rates: (continued)

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

e.	Deferred income taxes:

		December 31
		2 0 1 7	2 0 1 6
		U.S. dollars in thousands
1)	Provided in respect of the following:

	Research and development expenses	$23	$51
	Carryforward tax losses	1,738	1,867
	Other	9	44
	Less - valuation allowance	(1,738)	(1,867)
		$32	$95

In fiscal year 2016 the Company adopted ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes”. Upon retrospectively adoption the Company included its current deferred income tax assets with its noncurrent deferred income tax assets; no adjustments were made to deferred tax liabilities.

2)	As of December 31, 2017, the carryforward tax losses are related mainly to the Company’s subsidiaries (in the U.S. and U.K.) and amounted to approximately $5.2 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses of the Company’s subsidiaries. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

f.	Taxes on income included in the statements of operations:

1)	As follows:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Current:
In Israel	$491	$945	$1,283
Outside Israel	43	78	99
	534	1,023	1,382
Taxes in respect of previous years	-	-	(52)
Deferred taxes in Israel	63	146	(46)
	$597	$1,169	$1,284

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

f.	Taxes on income included in the statements of operations: (continued)

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$6,209	$5,372	$6,302

Theoretical tax expense	1,428	1,343	1,670
Less - tax benefits arising from approved
enterprise status, see a. above	(1,110)	(208)	(271)
	318	1,135	1,399
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	41	42	42
Taxes in respect of previous years	-	-	(52)
Changes in valuation allowance	244	373	(747)
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	(6)	(381)	642
Taxes on income for the reported years:	$597	$1,169	$1,284

* As follows:
Taxable in Israel	$5,162	$4,406	$5,346
Taxable outside Israel	1,047	966	956
	$6,209	$5,372	$6,302

g.	Tax assessments:

The Company has received final assessments from the tax authorities, through the year ended December 31, 2011. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

h.	Sale of S.C. Dirot COMP S.R.L (“DIROT”):

In April 2017, the Company sold its holdings in “DIROT” for EUR 1,100 thousand. Following the sale, the Company recognized a capital gain, which was partialy offset against carryforward capital losses from previous years.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash and cash equivalents:

The balance as of December 31, 2017 and 2016 includes $7.2 million and $8.6 million, respectively, of highly liquid bank deposits. The deposits are mainly denominated in dollars and, as of December 31, 2017, bear weighted average annual interest of 1.57%.

b.	Accounts receivable:

1)	Trade:

	December 31,
	2 0 1 7	2 0 1 6
	U.S. dollars in
	thousands

Open accounts	$524	$1,098
Less - allowance for doubtful accounts *	-	-
	$524	$1,098

*	The changes in allowance for doubtful accounts are composed as follows:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Balance at beginning of year	-	$245	$-
Increase (decrease) during the year	-	(245)	245
Balance at end of year	$-	$-	$245

2)	Other:

	December 31,
	2 0 1 7	2 0 1 6
	U.S. dollars in
	thousands

Government of Israel	$659	$10
Employees	25	8
Sundry	159	158
	$843	$176

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued)

c.	Accounts payable and accruals - other:

	December 31,
	2 0 1 7	2 0 1 6
	U.S. dollars in
	thousands

Payroll and related expenses	$507	$702
Government institutions	208	348
Accrued vacation pay	52	67
Accrued expenses and sundry	70	116
	$837	$1,233

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company’s revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

The following table sets forth the revenues classified by product lines:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Product line “A”	$14,722	$14,544	$16,567
Product line “B”	3,340	3,508	4,361
	$18,062	$18,052	$20,928

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

United States	$12,995	$12,711	$11,292
United Kingdom	457	589	904
Rest of Europe	2,724	2,744	5,793
Israel	977	880	1,417
Other	909	1,128	1,522
	$18,062	$18,052	$20,928

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA (continued)

a.	Revenues: (continued)

Property and equipment - by geographical location:

	December 31,
	2 0 1 7	2 0 1 6
	U.S. dollars in
	thousands

Israel	$85	$119
Romania	116	378
United States	1	1
	$202	$498

b.	Research and development expenses:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Payroll and related expenses	$2,788	$2,682	$2,148
Rent and related expenses	280	330	321
Depreciation and amortization	37	53	72
Subcontracting	165	307	202
Other	147	145	200
	$3,417	$3,517	$2,943

c.	Selling and marketing expenses:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Payroll and related expenses	$953	$911	$949
Depreciation and amortization	5	5	4
Travel and conventions	58	71	123
Other	234	118	97
	$1,250	$1,105	$1,173

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA (continued)

d.	General and administrative expenses:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Payroll and related expenses	$1,105	$1,039	$923
Depreciation and amortization	16	18	19
Insurance	42	50	55
Office expenses	58	69	68
Professional services	326	242	276
Allowance for doubtful accounts and bad debts	-	(245)	245
Other	129	220	180
	$1,676	$1,393	$1,766

e.	Financial income (expense) - net:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$75	$49	$54
Non-dollar currency gains - net	419	69	-
Income from marketable securities	136	143	102
Realized gain from sale of available-for-sale securities		-	-
Interest on available for sale securities	42	58	59
	672	319	215
Expenses:
Non-dollar currency losses - net	(4)	(56)	(315)
Realized loss from sale of available-for-sale securities	(24)	(84)	-
Bank commissions and charges	(14)	(13)	(14)
	(42)	(153)	(329)

	$630	$166	$(114)

f.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted net loss per share of common stock:

	Years ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	U.S. dollars in thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	19,292	19,234	19,183
Add - incremental shares from assumed exercise of options	267	73	100

Weighted average number of shares used in computation of diluted EPS	19,559	19,307	19,283

In the years ended December 31, 2017, 2016 and 2015, options that their effect was anti-dilutive, were not taken into account in computing the diluted EPS.

The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is 354,000 options, 489,500 options and 708,000 options, for the years ended December 31, 2017, 2016 and 2015 respectively.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - RELATED PARTIES

a.	Balances

As of December 31, 2017 and 2016, the Company had an accrual in the amount of $240 thousand and $215 thousand, respectively, pursuant to an employment agreement with its CEO.

b.	Transactions

During 2017, 2016 and 2015, the Company recorded salary expenses, cash bonus and directors’ fee to its related parties in the amount of $558 thousand, $596 thousand and $540 thousand respectively.

NOTE 12 - SUBSEQUENT EVENT

In March 2018, the Company distributed dividend to its shareholders in the amount of approximately $5.8 million.

