Form 20-F
period 2018-12-31
MIND CTI LTD
filed 2019-03-21
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Ran Mendelaw
c/o MIND C.T.I. Ltd.
Industrial Park, Building #7
Yoqneam, 2069202, Israel
Tel: +972-4-9936666
investor@mindcti.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares,	Nasdaq Global Market
nominal value NIS 0.01 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, the Registrant had outstanding 19,439,218 Ordinary Shares, nominal value NIS 0.01 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Unless the context requires otherwise, “MIND”, “us”, “we”, “our company”, “the company”, “the Company” and “our” refer to MIND C.T.I. Ltd. and its subsidiaries.

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2018. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2017 and 2018 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2018 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2014	2015	2016	2017	2018
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$25,020	$20,928	$18,052	$18,062	$18,135
Gross profit	15,070	12,298	11,221	11,029	11,989
Operating income	7,457	6,416	5,206	4,686	5,350
Financial income (expenses) – net	(306)	(114)	166	630	222
Net income	$5,483	$5,018	$4,203	$5,612	$5,134
Earnings per ordinary share:
Basic	$0.29	$0.26	$0.22	$0.29	$0.27
Diluted	$0.29	$0.26	$0.22	$0.29	$0.27
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	18,949	19,183	19,234	19,292	19,344
Diluted	19,032	19,283	19,307	19,559	19,561

	As of December 31,
	2014	2015	2016	2017	2018
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,100	$11,475	$9,165	$5,014	$2,739
Working capital	14,818	14,734	15,217	14,921	15,272
Total assets	30,347	30,225	29,000	27,378	25,978
Share capital and additional paid-in capital	25,778	25,916	26,052	26,234	26,458
Treasury Shares	(1,863)	(1,692)	(1,607)	(1,554)	(1,515)
Total shareholders’ equity	$22,411	$21,848	$21,285	$21,022	$20,982

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

Our backlog, revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

●	the timing of orders and/or deliveries for our software may be delayed as customers typically order and/or implement our billing and customer care software only after other vendors have provided the network infrastructure, a process that is subject to delay. It is therefore difficult for us to predict the timing of orders and/or revenue recognition;

●	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

●	potential termination of contracts by our customer due to lack of financing, internal changes, consolidation, competition or any other reason; and

●	changes in our pricing policies or competitive pricing by our competitors.

Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely upon them as indications of future performance. In future quarters, our operating results may be below the expectations of public market analysts and investors, and as a result, the price of our ordinary shares may fall.

We seek to expand our business through acquisitions, which could result in diversion of resources and extra expenses and which may involve other risks that could disrupt our business and harm our financial condition.

It is part of our strategy to pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements in order to offer new products or services or otherwise enhance our market position or strategic strengths, and we are actively evaluating potential acquisition opportunities. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business, technology or product, could cause diversion of management’s attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

●	potentially dilutive issuances of equity securities;

●	the incurrence of debt and contingent liabilities;

●	amortization of intangible assets;

●	changes in our business model and margins;

●	research and development write-offs; and

●	other acquisition-related expenses.

In addition, we have limited experience with respect to negotiating an acquisition and operating an acquired business. Due to the multiple risks and difficulties associated with any acquisition, there can be no assurance that we will be successful in achieving our expected strategic, operating and financial goals for any such acquisition. If future acquisitions disrupt our operations, our business may suffer.

We may not be successful in the integration of our acquisitions.

We cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to recognize significant defects in the internal control policies of acquired companies or properly integrate and retain personnel, and any interruptions of transition services, may require a significant amount of time and resources to address.

If we do not continually enhance our products and service offerings, introduce new products and features and adopt and monetize new technologies and methodologies in the marketplace, we may have difficulty retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt to and leverage new technologies and methodologies such as cloud, microservices-based architecture, in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

Our future success will depend on our ability to develop and maintain long-term relationships with our customers and to meet their expectations in providing products and performing services.

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing development of our products and services. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers’ expectations in providing products or performing services, our business and results of operations could be harmed.

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data or our IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable, which may materially affect our business and result in potential legal liability.

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement network security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. Such cybersecurity incident could include an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. They may use a wide variety of methods, which may include developing and deploying malicious software to attack our products third-party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

If a cyber-attack or other security incident (for example phishing, advanced persistent threats, or social engineering) were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers’ data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud and network offerings and store and process increasingly large amounts of data, including personal information and our customers’ confidential information and data and other external data, and host or manage parts of our customers’ businesses in cloud-based IT environments.

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, which could adversely affect our business, results of operation and financial condition.

Regulatory, legislative or self-regulatory developments relating to privacy and data collection and protection, and uncertainties regarding the application or interpretation of applicable laws and regulations, could harm our business.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the European Union (“EU”) on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR also affect our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

System disruptions and failures may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our systems are an integral part of our customers’ business operations. The continued and uninterrupted performance of these systems for our customers is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them.

Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damages and unexpected adverse events. We also depend on various cloud providers and co-location datacenter providers which provide us environments, tools and applications on which we provide our products. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

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

We have derived benefits from various programs, including Israeli tax benefits relating to our “Approved and Preferred Enterprise” programs, and starting in 2017, we have derived benefits relating to the “Preferred Technological Enterprise” program under the Israel Law for the Encouragement of Capital Investment, 1959.

To be eligible for tax benefits as a “Preferred Technological Enterprise,” we must continue to meet certain conditions. Should it be determined that our Preferred Technological Enterprise programs have not met, or do not meet, the statutory conditions, our income taxes will increase.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and in various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business. From time to time, we are subject to income and other tax audits in various jurisdictions, the timings of which are unpredictable. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse effect on our results of operations and financial condition.

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

In 2018, we derived 82% of our revenues from the sale of software and related services to telecommunications service providers. As projects become more complex, the risk for on-time and on-budget implementation increases. Each such contract may include penalties and potential liability for damages arising from late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to customer related reasons such as lack of resources, delay in the build-up of the customer’s network infrastructure or deferral in making implementation scope related decisions. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality, the on-site professional services effort needed to perform migration of data from a customer’s existing platform and to develop, test and implement the customizations specifically requested by the customer.

All the delays, either by us or by a third party, increase the cost of supplying the project and expose us to potential claims from customers and may decrease our revenues and could materially harm our profitability, business and results of operations.

Our business may be negatively affected by exchange rate fluctuations.

Although the majority of our revenues are denominated in U.S. dollars, or dollars, or $, approximately 39% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 48% of our expenses are linked to the Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the dollar. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the dollar. If the dollar cost of our operations in Israel and/or Romania increases, our dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

Because our markets are constantly changing, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of our founder, President and Chief Executive Officer, Ms. Monica Iancu, and other members of senior management. Because the demand for highly qualified senior personnel exceeds the supply of this type of personnel, it will be difficult to replace members of our management if one or more of them were to leave us. If either Ms. Iancu or other members of the senior management team are unable or unwilling to continue their employment with us, our business may be harmed.

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

Certain of our products contain open source code and we may use more open source code in the future. In addition, certain third-party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

As a result of the use of open source software, we could be subject to suits by parties claiming ownership of what they believe to be their proprietary code or we may incur expenses in defending claims alleging non-compliance with certain open source code license terms. In addition, third-party licensors do not provide intellectual property protection with respect to the open source components of their products, and we may be unable to be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third-party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

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

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations, Nasdaq listing rules and the Israeli Companies Law, 1999 (the “Companies Law”, or the “Israeli Companies Law”). In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act of 2002, our management and other personnel devote a substantial amount of time to assure that we continue to comply with these requirements. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. If our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results.

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

If, for any taxable year, either, (i) 75% or more of our gross income is passive income; or (ii) 50% or more of our assets, averaged over the year and generally determined based upon value, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a “passive foreign investment company”, or PFIC for United States federal income tax purposes. For this determination, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets that produce passive income.

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

General

Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law and the regulations promulgated thereunder. Our principal executive offices are located at Industrial Park, Building 7, Yoqneam 2069202, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is MIND Software, Inc. and its principal offices are located at 12520 Prosperity Drive, Suite 220, Silver Spring, MD 20904, USA.

Principal Capital Expenditures

During 2016, 2017 and 2018, the aggregate cash amount of our capital expenditures were $68,000, $71,000 and $46,000, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

B. Business Overview

Overview

We develop, manufacture, market and implement real-time and off-line convergent billing and customer care software solutions for various types of communication providers, including traditional wireline and wireless, voice over IP, or VoIP, and broadband IP network operators, LTE operators, cable operators and mobile virtual network operators, or MVNOs.

Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as prepaid, postpaid and pay-in-advance payment models in a single platform. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. Postpaid subscribers, including credit-limited and non-limited, retail or business customers, represent the loyal and the higher average revenue per user (ARPU), market. All services used by a postpaid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. Our billing solution (MINDBill) is truly convergent and it includes our own integrated real-time mediation product that provides interfaces with IP, Intelligent Networks, or IN, and traditional telecommunication equipment, as well as our own point-of-sale solution.

Our billing and customer care solution includes a powerful workflow engine to support the implementation of business processes such as subscriber registration, order management, trouble ticket and debt collection. It also includes an integral point of sale (POS) solution that covers all dealer, store and cashier management and sales processes. We base our solution on a multi-layered architecture supporting real-time distributed processing, achieving performance, scalability and high availability. It uses an open architecture, including Service Oriented Architecture (SOA) and robust Application Programming Interfaces (APIs) thus enabling fast and seamless integration with other systems and third-party applications. The MIND solution uses standardized best-of-breed object-oriented design concepts and development technologies such as Java, Angular, Spring, XML Web-services, REST APIs, and Micro-Services. It is JEE based and is powered by a commercial application server.

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

In addition to our billing and customer care solutions, we offer unified communications solutions call management systems used by organizations for call accounting, telecom expense management, traffic analysis and fraud detection. Our enterprise software product has been installed on about 20,000 switches around the world, for traditional telephony, for IP switches and hybrid networks. Our latest product, PhonEX ONE, delivers one unified solution for all voice communication expenses including traditional, IP and mobile telephony. The flexible and scalable architecture of PhonEX ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites, it provides full functionality through a web browser, based on Microsoft SQL database and the advanced ASP.NET technology.

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

Mobile Market and IP Services Industry

The two niches in the mobile market in which we see opportunities are the rural mobile carriers market in the United States and the new generation operators that offer high-speed mobile internet services over 4G LTE networks. We have a number of such carriers as customers and we are focused on delivering solutions that address these particular markets. As 5G networks and IoT solutions will enter the market over the coming years there will be additional opportunities for new and innovative solutions.

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

Our Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

●	Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

●	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

●	Scalability. Our billing solution (MINDBill) is designed to support millions of subscribers and at the same time they enable service providers to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware and licenses. Our solutions’ design allows a service provider to expand its infrastructure, business model and subscriber base without the need to replace its billing and customer care software; and

●	Improved Time to Market. MINDBill is modular, extensible software products, based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition, our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and to maintain profitability.

The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

●	Leverage our brand name recognition and technical expertise. We introduced our billing and customer care software in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with brand name recognition. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets;

●	Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets; and

●	Expand professional services opportunities. As our projects are of larger scale and as convergent service offerings become more complex, our customers require more consulting services, especially for customization, as well as for project management, installation and training, technical support and maintenance. We aim to increase our revenues from consulting services.

Billing and Customer Care Solutions

The key functionalities of our billing and customer care solutions are as follows:

●	Mediation. Providing real-time and batch event collection, interfacing with the voice, content, data, service delivery and routing network elements;

●	Provisioning. Setting up the ability of a subscriber to use services, enabling features and quantitative limits on network elements and legacy billing solutions;

●	Authentication & Authorization. Authenticate subscribers who connect to the network to use voice or data services, and authorize a particular usage by reviewing the type of service, the account balance, pre-rating the service and calculating the resulting cut-off parameters;

●	Accounting. When each session is completed, the rating engine calculates the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

●	Interconnect Billing. MINDBill generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

●	Roaming. MINDBill provides the ability to define and manage the required roaming contract terms and the applicable tariff plan for each roaming partner;

●	Virtual Providers. MINDBill allows carriers to have resellers of traffic under different brand names and manage them as Virtual Providers;

●	Multiple Services and Products Support. MINDBill allows operators to provide advanced voice, data, content and video services. Our product catalog allows bundling of groups of services into tailor-made packages with special rates, discounts and promotions;

●	Rating. MINDBill includes a flexible real-time rating engine that facilitates a wide variety of billing plans and tariff parameters. Our rating engine includes support for content-based rates, rates based on the day of the week, time of the day, call origin and destination and multi-currency rates for international services. It supports an unlimited number of free-unit and money-bundle, voucher-based payment models and much more;

●	Invoicing. MINDBill supports all stages of invoice generation, multiple billing cycles and invoice on demand. Invoices include usage details, monthly recurring charges, discounts and taxes. Invoices can be printed locally or exported to printing service bureaus, using a customizable invoice layout;

●	Account Receivables (A/R). MINDBill manages all A/R activities, monitors the A/R status online and ensures a continuous cash flow. It supports multiple payment methods: cash, check, credit and debit cards, vouchers and more. It offers a flexible open application server programming interface (API) for payments interfaces to banks and credit card clearing houses and has pre-integrated interfaces with major financial institutions, banks, clearinghouses and credit bureaus. The A/R module supports deposits life cycle management, including payments and refunds, dispute management and resolution, resulting in the appropriate adjustments. MINDBill identifies the ageing debt for every open invoice according to the company classification policy (30-60-90 days) and initiates the built-in debt collection process;

●	Collection procedures. The MINDBill flexible collection facility defines the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy;

●	Subscriber Self-Care Web Interface. MINDBill includes a user-friendly subscriber web interface that allows subscribers to obtain real time information about their account, including invoice information, call details and payment history. Our solution also offers a set of APIs to facilitate seamless integration of an existing customer self-care application with our billing solution;

●	Customer Support Representative Web Interface. MINDBill includes a powerful and user-friendly customer support representative web interface that allows operators to perform customer care from any location;

●	Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines, field service software, and address validation systems. POS main modules:

●	Sales Module – a PC and Tablet-based cashier station that facilitates services, equipment and accessories sales, returns and repairs, through an easy to use interface on a single receipt. It enables cash, check and credit card payments and supports cash drawer, credit card swipe, barcode reader and ribbon printer;

●	Resource Management Module – an inventory system that supports the operator’s warehouses and stores, automating the management and tracking of goods sold. It manages the equipment by serial number, status, and location, supporting the full goods life-cycle.

●	Business Processes Workflow Environment. MINDBill includes an automated business processes workflow engine to implement our customers’ unique business rules, creating tailored business processes such as managing subscriptions, order management, trouble tickets and debt collection. For example, a tailored account creation process may include account registration, package selection, provisioning and activation steps, it may involve different users from various departments, integration with external legacy systems and third-party services and more;

●	Call Management and Traffic Analysis Reports (CMS). This module allows service providers to generate reports and graphic analysis of usage activity. Information such as peak hours, usage loads or duration of sessions enables operators to analyze subscriber behavior and improve their marketing and business development strategies. In addition, the traffic analysis reports assist service providers in planning the growth and development of their networks;

●	Fraud Detection. MINDBill includes a customizable fraud detection tool that enables detection of “stolen” calls and telephone misuse. It detects, locates and warns of any suspicious activity by activating alarms; and

●	Monitoring. MINDBill includes a monitoring tool that enables 24x7 operational control, proactive monitoring and historical analysis of the behavior and well-being of our platform and the resources it is using, such as database and operating system. This tool can forward monitoring information to external network managing systems using simple network management protocol (SNMP).

Enterprise Software

Our enterprise product, known as PhonEX ONE, is used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. PhonEX ONE is a call management system that collects, records and stores all call information and enables:

●	to generate near real-time reports on the enterprise’s telephone use;

●	monitor quality of experience;

●	track agent’s performance in contact centers;

●	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

●	allocate telephone expenses to specific departments, individual clients or projects.

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

PhonEX ONE can be installed on-premises or in a cloud environment.

PhonEX ONE, delivers one unified solution for management of all telecom expenses, including traditional voice, IP voice and data, and mobile telephony. The flexible and scalable architecture of PhonEX ONE meets the needs of large enterprises, supporting an unlimited number of extensions and sites. PhonEX ONE provides tools to monitor, budget and manage voice traffic in order to achieve maximum control over telecommunication expenses. Some of its major advantages are:

●	Fully web-based solution. The PhonEX ONE fully web-based solution enables managers and users to conveniently access their telecom expenses management system anytime and from anywhere, using a web browser without decreasing their control over the traffic;

●	Quality of Service (QoS) Monitoring. PhonEX ONE enables quantification of the user’s perceived audio call quality so the organization can ensure the relevant communication quality of experience of its contact centers, calls between branches, out-going calls, etc.;

●	User centric. The PhonEX ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

●	Dashboard. A visual representation of the most significant information regarding calls, a useful tool that helps administrators to get a quick and relevant image of the general system activity. The Dashboard can quickly provide - through its graphical and non-graphical monitors - a snapshot over the outgoing and incoming calls, traffic and exceptions as well as several top requested reports;

●	Multi-site solution. The PhonEX ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

●	ASP.NET and MS-SQL database. PhonEX ONE is designed using the Microsoft .Net technology and has extensive configuration capabilities using XML files with server – client interaction;

●	Certification by IP switch vendors. PhonEX ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco and Microsoft;

●	Enhanced security. PhonEX ONE security management includes user authentication, security group restrictions, event log monitoring and encryption methodology of data base entries. This management tool enables a secure and easy control over the system;

●	Modular architecture supporting high scalability. The PhonEX ONE’s scalable system architecture supports an unlimited number of sites and extensions;

●	Guard and Alerter. The PhonEX ONE Guard and Alerter provide sophisticated tools for fraud prevention, alerting on phone misuse, budget surpass, possible toll fraud or other abnormal behaviors within the organization; and

●	Multilingual and multicurrency. The built-in support of multiple languages and multiple currencies enables telecom expense management for multinational organizations.

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

Technology

Our software products are based on an open architecture, which was developed using industry standard API that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that support a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural codes. Our layered architecture organizes these business objects to optimize the interface between the user and the application. We implement our software in a distributed configuration. This allows various modules to be installed on different servers to support the system’s scalability and security. We utilize a business processes workflow environment that facilitates the implementation of tailored and automated business processes to fit our customers’ unique business rules.

We believe that our technology allows us to offer products with the following benefits:

●	fast integration and interoperability with telecommunications equipment of major manufacturers, legacy systems and external software;

●	modular architecture that allows our products to be easily scalable and enables us to customize our software relatively quickly;

●	reliable products that support high availability of the service for mission-critical applications. Our automatic fail-over mechanism ensures minimal loss of service in case of a component failure; and

●	security at all levels of the architecture. Each user of the system may be assigned to different security groups. Service providers are therefore able to determine and audit access to the system. In addition, firewalls can be installed to prevent unauthorized access to the system.

Our software products are based on multiple-tier architecture, consisting of the following tiers:

●	Client Application Tier: This is the top tier graphic user interface between the user and the application. It includes client applications for customer registration, sales, customer care and billing administration. In addition, it includes Web service and REST interfaces that enable external applications to interact with the business tier;

●	Business Object Tier: This tier includes the business logic and rules of the system. This tier manages accounts, services, events and tariffs. It includes an object request broker that facilitates the transfer of information requested by the client application tier from the database tier; and

●	Database Tier: This tier includes the Oracle database server and management software where the actual billing and customer care information is stored.

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

Enterprise Software

We conduct our sales and marketing activities primarily directly, by our sales force located in the MIND offices in the United States and in Israel, as well as through appointed distributors and resellers throughout the world. We engage with our system integrators and equipment vendors for global marketing activities and responses to tenders.

Marketing

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

●	participating in industry trade shows and special events;

●	conducting ongoing public and press relations programs; and

●	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years Ended December 31,
	2016	2017	2018
	($ in thousands)
The Americas (total)	$12,714	$12,995	$13,130
Sale of Licenses	2,689	962	1,032
Services	10,025	12,033	12,098
Asia Pacific and Africa (total)	1,125	909	793
Sale of Licenses	316	202	212
Services	809	707	581
Europe (total)	3,333	3,181	3,328
Sale of Licenses	732	920	709
Services	2,601	2,261	2,619
Israel (total)	880	977	884
Sale of Licenses	187	357	198
Services	693	620	686
Total	18,052	18,062	18,135
Sale of Licenses	3,924	2,441	2,151
Services	14,128	15,621	15,984

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	Traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

●	Wireless telephony providers, LTE operators and MVNO’s, such as KDDI America, Inc., Chat Mobility and SI Wireless;

●	Cable providers that also offer voice services, such as EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Communications Ltd.

Enterprise Software

Our enterprise software has been installed on about 20,000 switches around the world, for customers that include international banking firms, global technology leaders, government agencies and other small to very large organizations.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong. We compete with many local companies and worldwide companies such as Amdocs, CSG and Optiva.

We believe that our competitive advantage is based on:

●	our ability to rapidly deploy a complete turn-key product-based solution;

●	our truly convergent platform using one database and one product catalog for both prepaid and postpaid subscribers;

●	our solutions’ functionality, which includes billing, customer care, point-of-sale, mediation, provisioning, online charging for multiple services and interconnect reporting;

●	our proven platform and our many years of wireless and IP experience to satisfy customer requirements; and

●	our flexibility to meet customer requirements in a short time frame.

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

C.	Organizational Structure

Set forth below is a list of our significant subsidiaries:

●	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

●	MIND Software, Inc. (formerly Sentori, Inc.), a wholly owned subsidiary, incorporated in the State of Delaware; and

●	MIND Software SRL., a wholly owned subsidiary of MIND Software Limited, incorporated in Romania.

In 2017, we sold Dirot Comp SRL, a wholly-owned subsidiary of ours incorporated in Romania, for approximately $1.2 million, and we recorded a net one-time capital gain of $0.9 million. We sold this subsidiary because the sole asset owned by it was a plot of land in Romania on which we had planned to build our own office building, and we came to the conclusion that it would be preferable to rent office space instead.

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

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes included elsewhere in this annual report. The following discussion contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in certain circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified under “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report.

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. In 2018, 82% of our total revenues were derived from providing our billing and customer care software and 18% of our total revenues were derived from providing our enterprise software. In 2018, license fees represented 12% of our total revenues and services represented 88% of our total revenues. In 2018, two customers accounted for approximately 15% and 12% of our total revenues. In 2017, two customers accounted for approximately 16% and 12% of our total revenues. In 2016, one customer accounted for approximately 14% of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

The telecom carriers compete mainly on price. Our customers encounter profitability challenges and continually aim to reduce both operating and capital expenditures. We believe that our up-to-date, versatile, comprehensive product-based billing platform and agile delivery fit perfectly with multi-play service providers and address their challenge of reducing operational cost. While the markets appear to be still active, showing ongoing demand for our products and services, extensive pre-sales efforts are required and many processes are extended or constantly delayed. Consolidation in the telecom markets was not favorable to us in the last years, and we closed fewer deals than in previous years. Accordingly, we expect challenges in maintaining our revenues level in the near term. During the last three years we invested significantly in the new version of MINDBill, which was released in 2017, already operational at four customers and acquired by an additional four customers, where we expect to complete deployments in 2019. We plan to continue investing in technology, cloud solutions and seeking to enter new markets, as we continue to focus on our profitability targets.

In August 2005, we acquired Sentori, Inc. (now named MIND Software, Inc.), a leading provider of billing and customer care solutions to tier 3 and tier 2 wireless carriers and mobile virtual network operators, or MVNO’s, mainly in the United States and the Caribbean. In October 2007, we acquired the U.K.-based Omni Consulting Company Limited (now named MIND Software Limited), which provided billing and customer care software solutions in a service bureau mode, mainly to European carriers.

In July 2003, we adopted a dividend policy, according to which we declare, subject to specific board approval and applicable law, a dividend distribution once per year, in the amount of our net income from the previous year. In October 2010, our board updated this policy slightly. The new policy changes only the amount to be distributed, the new amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Additionally, our board approved dividend distributions in 2003, 2007, 2008, 2009, 2010, 2011 and 2014 that were subject to approvals from an Israeli Court, in accordance with Section 303 of the Israeli Companies Law due to the fact that we did not have sufficient retained earnings, which court approvals were received. Since 2003, the cash dividends add up to approximately $4.54 per share to (including the 2019 declared dividend). The amount per share that we distributed in 2017 and 2018 was $0.32 and $0.30, respectively, and $0.26 per share was declared in March 2019. The board decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. The board may decide to discontinue the dividend distribution in whole or in part at any time.

Revenues. We are paid license fees by our customers for the right to use our products, based on (i) traffic volume, which is measured by factors such as number of subscribers, and (ii) the functionality of the system, based on application modules that are added to the software. In relation to our professional services, other than maintenance services and managed services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. We also provide Agile development teams that perform solution enhancements, each dedicated for a period of time to a specific customer, for a fixed cost per person per month. Fees for maintenance services are based on a percentage of the solution fee and are paid annually, quarterly or monthly. Fees for managed services are primarily based on the number of subscribers or customers business volume and are paid monthly.

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

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation, overhead and related costs, for sales and marketing personnel, the operation of international sales offices, sales commissions, marketing programs, public relations, promotional materials, travel expenses, trade shows and exhibition expenses.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related costs for executives and administrative personnel, professional fees, insurance, provisions for doubtful accounts and other general corporate expenses.

Financial Income (Expenses), Net. Our financial income (expenses), net consists mainly of interest earned on bank deposits and short-term investments, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars, net of financing costs, and bank charges.

Taxes on Income. See “Corporate Tax Rate” below.

A.	Operating Results

The following discussion of our results of operations for the years ended December 31, 2016, 2017 and 2018, including the percentage data in the following table, is based upon our statements of operations contained in our consolidated financial statements for those years, and the related notes thereto, included in Item 18:

	Years Ended December 31,
	2016	2017	2018
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	37.8	38.9	33.9
Gross profit	62.2	61.1	66.1
Research and development expenses	19.5	18.9	20.7
Selling, general and administrative expenses:
Selling and marketing	6.1	6.9	7.0
General and administrative	7.7	9.3	8.9

Operating income	28.9	26.0	29.5
Gain on disposal of a subsidiary	-	4.9	-
Financial income (expenses), net	0.9	3.5	1.2
Income before taxes on income	29.8	34.4	30.7
Income tax expense	6.5	3.3	2.4
Net income	23.3%	31.1%	28.3%

Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017

Revenues

	Years Ended December 31,
	2017	2018	% Change
	($ in millions)
License sales	$2.5	$2.1	(16)
Professional services	15.6	16.0	2.6
Total revenues	$18.1	$18.1	-

Revenues in 2018 remained the same as in 2017.

Revenues from our billing and customer care product solutions for service providers slightly increased from $14.7 million in 2017 to $14.9 million in 2018. The increase was primarily attributed to multiple enhancements ordered by our existing customers.

Revenues from our enterprise products decreased from $3.4 million in 2017 to $3.2 million in 2018. The decrease was primarily attributed to the trend of market decrease and we expect this trend to continue.

Revenues from licenses significantly decreased from $2.5 million in 2017 to $2.1 million in 2018, mainly due to the changes in revenue recognition standard (Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers”) under which we categorize all the revenue from managed services contracts as services. The professional services significantly increased from $15.6 million in 2017 to $16.0 million in 2018 in accordance with the decrease in licenses.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2017	2018
	(% of revenues)
The Americas	71.9%	72.4%
Asia Pacific and Africa	5.0	4.4
Europe	17.7	18.3
Israel	5.4	4.9
Total	100.0%	100.0%

Our revenues in the Americas slightly increased from $13.0 million in 2017 to $13.1 million in 2018, and as a percentage of total revenues increased from 71.9% in 2017 to 72.4% in 2018. Our revenues in Europe slightly increased from $3.2 million in 2017 to $3.3 million in 2018 and as a percentage of total revenues increased from 17.7% in 2017 to 18.3% in 2018, mainly due to the appreciation of the dollar in relation to the Euro. Our revenues in Israel decreased from $1.0 million in 2017 to $0.9 million in 2018, and as a percentage of total revenues decreased from 5.4% in 2017 to 4.9% in 2018.

Cost of Revenues

	Years Ended December 31,
	2017	2018	% Change
	($ in millions)
Cost of sales of license	$0.2	$0.08	(60)
Cost of services	6.8	6.07	(10.7)
Total cost of revenues	$7.0	$6.15	(12.1)

Total cost of revenues in 2018 decreased by $0.85 million, compared with 2017 due to a $ 0.73 million decrease in the cost of services, mainly as a result of efficiency measures that were effectively implemented, and a $0.12 million decrease in cost of licenses that occurred due to the decrease in cost of third-party licenses.

Gross profit as a percentage of total revenues increased from 61.1% in 2017 to 66.1% in 2018, mainly due to the decrease in cost of revenues while the revenues remained substantially the same.

Operating Expenses

	Years Ended December 31,
	2017	2018	% Change
	($ in millions)
Research and development	$3.4	$3.7	8.8
Selling and marketing	1.2	1.3	8.3
General and administrative	1.7	1.6	(5.9)
Total operating expenses	$6.3	$6.6	4.8

Research and Development. We have made substantial investment in research and development to maintain our advanced technology, to add functionality to our products and to keep developing Version 8, the latest version of our MINDBill platform. The increase in our research and development expenses by 8.8% in 2018, compared to 2017, was primarily due to an increase in labor costs. Research and development expenses as a percentage of revenues increased from 18.9% in 2017 to 20.7% in 2018, primarily due to the increase in research and development expenses while the revenues remained substantially the same. We expect cost of employment per employee to continue to increase, as the global need for software engineers constantly grows and more European companies adopt near-shore outsourcing. The cost of employment may also be negatively affected by fluctuations in the exchange rates between the Euro and/or the NIS and the dollar.

Selling and Marketing Expenses. Selling and marketing expenses increased from $1.2 million in 2017 to $1.3 million in 2018, mainly attributed to our investment into entering the German market. Selling and marketing expenses as a percentage of revenues slightly increased from 6.9% in 2017 to 7.0% in 2018, mainly due to the above-mentioned slight increase in selling and marketing expenses, while the revenues remained substantially the same.

General and Administrative Expenses. General and administrative expenses slightly decreased from $1.7 million in 2017 to $1.6 million in 2018. General and administrative expenses as a percentage of revenues decreased from 9.3% in 2017 to 8.9% in 2018.

Impairment of Goodwill. No impairment of goodwill was required following the impairment test performed during 2017 and 2018.

Financial Income (Expenses). In 2017, financial income consisted of interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities of approximately $229,000, currency exchange rate fluctuations in the aggregate amount of approximately $415,000, offset by bank charges in the aggregate amount of approximately $14,000. In 2018, financial income consisted of interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities in the aggregate amount of approximately $340,000, offset by a loss from currency exchange rate fluctuations in the aggregate amount of approximately $107,000 and by bank charges in the aggregate amount of approximately $11,000.

Income Tax Expense. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included on our consolidated balance sheet. In 2017, our income tax expenses in the amount of $0.6 million included mainly taxes on income in Israel in the amount of $0.5 million and a decrease in deferred taxes in the amount of $63,000. In 2018, our income tax expenses in the amount of $0.4 million included mainly taxes on income in Israel in the amount of $0.39 million and an increase in deferred taxes in the amount of $2,000.

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016

Revenues

	Years Ended December 31,
	2016	2017	% Change
	($ in millions)
License sales	$3.9	$2.5	(35.9)
Professional services	14.2	15.6	9.9
Total revenues	$18.1	$18.1	-

Revenues in 2017 remained the same as in 2016.

Revenues from our billing and customer care product solutions for service providers slightly increased from $14.6 million in 2016 to $14.7 million in 2017. The increase was primarily attributed to a large deal we signed in 2016, for which the revenues were recognized mainly in 2017.

Revenues from our enterprise products decreased from $3.5 million in 2016 to $3.4 million in 2017. The decrease was primarily attributed to a significant decrease in our volume of sales of our enterprise products in the United States of America.

Revenues from professional services increased from $14.2 in 2016 to $15.6 in 2017. The increase in 2017 was primarily attributed to a large deal we signed in 2016 that includes ample professional services and to the increase in sales of consulting services, on-site technical support and customizations to existing customers.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2016	2017
	(% of revenues)
The Americas	70.4%	71.9%
Asia Pacific and Africa	6.2	5.0
Europe	18.5	17.7
Israel	4.9	5.4
Total	100.0%	100.0%

Our revenues in the Americas increased from $12.7 million in 2016 to $13.0 million in 2017 and as a percentage of total revenues increased from 70.4% in 2016 to 71.9% in 2017. The increase in 2017 was primarily attributed to the abovementioned large deal we signed in 2016, for which the revenues were recognized mainly in 2017. Our revenues in Europe decreased from $3.3 million in 2016 to $3.2 million in 2017 and as a percentage of total revenues decreased from 18.5% in 2016 to 17.7% in 2017, mainly due to lower revenue recognition of a large deal we signed in late 2013 that approaches completion. Our revenues in Israel increased from $0.9 million in 2016 to $1.0 million in 2017 and as a percentage of total revenues increased from 4.9% in 2016 to 5.4% in 2017, mainly due to an increase in the services we provide to our MVNO customer in Israel.

Cost of Revenues

	Years Ended December 31,
	2016	2017	% Change
	($ in millions)
Cost of sales of license	$0.3	$0.2	(33.3)
Cost of services	6.5	6.8	4.6
Total cost of revenues	$6.8	$7.0	2.9

Total cost of revenues in 2017 increased by $0.2 million, compared with 2016 due to an increase of $0.3 million in cost of services, mainly due to an increase in purchases of equipment and deferred charges of $0.4 million, an increase in travel expenses of $0.1 million and a decrease in labor-related costs of $0.2 million, offset by the decrease in cost of licenses by $0.1 million that occurred due to the decrease in revenue from licenses.

Gross profit as a percentage of revenues slightly decreased from 62.2% in 2016 to 61.1% in 2017, mainly due to the increase in cost of services while the revenues remained substantially the same.

Operating Expenses

	Years Ended December 31,
	2016	2017	% Change
	($ in millions)
Research and development	$3.5	$3.4	(2.9)
Selling and marketing	1.1	1.2	0.1
General and administrative	1.4	1.7	21.4
Total operating expenses	$6.0	$6.3	5.0

Research and Development. We have made substantial investment in research and development to maintain our advanced technology, to add functionality to our products and to develop Version 8, the latest version of our MINDBill platform. The decrease in our research and development expenses by 2.9% in 2017, compared to 2016, was primarily due to a decrease in subcontracting expenses. Research and development expenses as a percentage of revenues slightly decreased from 19.5% in 2016 to 18.9% in 2017, primarily due to the increase in research and development expenses while the revenues remained substantially the same.

Selling and Marketing Expenses. Selling and marketing expenses increased from $1.1 million in 2016 to $1.2 million in 2017, mainly due to an increase in selling and marketing related payroll expenses and an increase in participating in conventions. Selling and marketing expenses as a percentage of revenues increased from 6.1% in 2016 to 6.9% in 2017, mainly due to the above-mentioned slight increase in selling and marketing expenses while the revenues remained substantially the same.

General and Administrative Expenses. General and administrative expenses increased from $1.4 million in 2016 to $1.7 million in 2017, mainly due to a successful collection of one customer’s debt in 2016, which was recorded as a doubtful account in 2015 and an increase in general and administrative related payroll expenses as a result of the devaluation of the dollar in relation to the NIS. General and administrative expenses as a percentage of revenues increased from 7.7% in 2016 to 9.3% in 2017, mainly due to the above-mentioned increase in general and administrative expenses while the revenues remained substantially the same.

Impairment of Goodwill. No impairment of goodwill was required following the impairment test performed during 2016 and 2017.

Financial Income (Expenses). In 2016, financial income consisted of interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities in the aggregate amount of approximately $263,000, offset by bank charges and a realized loss from sale of available-for-sale securities in the aggregate amount of approximately $97,000. In 2017, financial income consisted of interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities of approximately $229,000, currency exchange rate fluctuations in the aggregate amount of approximately $415,000, offset by bank charges in the aggregate amount of approximately $14,000.

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

Critical Accounting Policies

Revenue Recognition. As from January 1, 2018, we apply the provisions of ASC 606, “Revenue from Contracts with Customers”, as follows:

i) Licenses: Revenue from perpetual licenses is classified as software license revenue. Software license revenue is recognized up front upon delivery of the licensed product and the utility that enables the customer to access authorization keys, provided that a signed contract has been received.

ii) Services: Revenue from training, support and other services is recognized as the services are performed. For contracts in which the service consists of a single performance obligation, such as providing a training class to a customer, we recognize revenue upon completion of the performance obligation. For service contracts that are longer in duration and often include multiple performance obligations (for example, both training and consulting), we measure the progress toward completion of the obligations and recognizes revenue accordingly. In measuring progress towards the completion of performance obligations, we typically utilize output-based estimates for services with contractual billing arrangements that are not based on time and materials, and estimates output based on the total tasks completed as compared to the total tasks required for each work contract. Input-based estimates are utilized for services that involve general consultations with contractual billing arrangements based on time and materials, utilizing direct labor as the input measure.

Contracts may include a combination of our various products and services offerings, software, consulting services, and maintenance. For contracts with multiple performance obligations, we account for individual performance obligations separately if they are distinct. Significant judgment may be required to identify distinct obligations within a contract. The total transaction price is allocated to the individual performance obligations based on the ratio of the relative established standalone selling prices (SSP), or our best estimate of SSP, of each distinct product or service in the contract. Revenue is then recognized for each distinct performance obligation.

iii) Managed Services: Revenues from managed services include a monthly fee for services and a right to access our software and are recorded as service revenues. We do not provide the customer with the contractual right to take possession of the software at any time during the period under these contracts. The monthly fee is based mainly on the number of subscribers or customer’s business volume and the contracts include a minimum monthly charge. These revenues are recognized on a monthly basis when those services are satisfied.

Impairment of Goodwill. Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. However, if we conclude otherwise, we are required to perform the first step of a two-step impairment test. Alternatively, we may elect to proceed directly to the first step of the two-step impairment test and bypass the qualitative assessment. The first step of the impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

We have a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of our company as a whole.

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2018, the fair value of the reporting unit exceeded its carrying value.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 1 to our consolidated financial statements included in Item 18.

Our Functional Currency

The currency of the primary economic environment in which we operate is the dollar. In 2018, the majority of our revenues were denominated in dollars. In addition, most of our marketing costs are incurred outside Israel, primarily in dollars. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items reflected in our income statements, the following exchange rates are used:

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

Impact of Foreign Currency Fluctuations on Results of Operations

The dollar cost of our operations may be significantly influenced by currency fluctuations.

The weakening of the dollar in global markets will have a negative effect on our profitability as we receive payment in dollars for most of our sales while we incur a significant portion of our expenses, principally salaries and related personnel expenses, in NIS and Euro.

A devaluation of the NIS in relation to the dollar has the effect of reducing dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset, which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.

Any increase in the value of the NIS and/or Euro in relation to the dollar has the effect of increasing the dollar value of our expenses. Because exchange rates between the NIS and Euro to the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B.	Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing, the first in 1997 (with a follow-on in 1999) and the second in 2000 and our initial public offering in 2000, which raised total net proceeds in the amount of $44.3 million.

As of December 31, 2018, we had approximately $2.7 million in cash and cash equivalents, and our working capital was $15.3 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are denominated in dollars.

Net Cash Provided by Operating Activities. Net cash provided by operating activities in 2018 was $4.5 million, attributable to our net income of $5.1 million, non-cash related items, net, in the amount of $0.5 million, a net decrease in operating assets and liabilities items in the amount of $1.1 million. Net cash provided by operating activities in 2017 was $2.7 million, attributable to our net income of $5.6 million, non-cash related items, net, in the amount of $0.3 million, gain on disposal of subsidiary in the amount of $0.9 million, a net increase in operating assets items in the amount of $0.8 million and a net decrease in operating liabilities items in the amount of $1.4 million. Net cash provided by operating activities in 2016 was $5.2 million, attributable to our net income of $4.2 million, non-cash related items, net, in the amount of $0.4 million, a net decrease in operating assets items in the amount of $1.2 million and a net decrease in operating liabilities items in the amount of $0.6 million.

The increase in net cash provided by operating activities of $1.7 million from 2017 to 2018 reflects mainly a decrease in our net income of $0.5 million, a one-time gain on disposal of subsidiary in the amount of $0.9 million in 2017, and a decrease of $1.1 million in operating assets and liabilities in 2018, compared with a decrease of $2.2 million in 2017. The decrease in net cash provided by operating activities of $2.5 million from 2016 to 2017 reflects mainly an increase in our net income of $1.4 million (including a one-time gain on disposal of subsidiary in the amount of $0.9 million), an increase in accounts receivable of $0.8 million in 2017, compared with a decrease of $1.2 million in 2016, a decrease of $0.3 million in accounts payable and accruals in 2017, compared with a decrease of $1.2 million in 2016, and a decrease of $1.1 million in deferred revenues in 2017, compared with an increase of $0.7 million in 2016.

Net Operating Working Capital

As of December 31, 2018, net operating working capital was $15.2 million, compared with $14.9 million as of December 31, 2017. The increase of $0.3 million is due to an increase in accounts receivable. As of December 31, 2017, net operating working capital was $14.9 million, compared with $15.2 million as of December 31, 2016. The decrease of $0.3 million is due to an increase in short-term investments in the amount of $2.2 million, an increase of $0.8 million in account receivables, a decrease of $0.4 million in accounts payables, a decrease of $0.5 million in deferred revenues, offset by a decrease in cash and cash equivalents in the amount of $4.2 million.

Cash Deposits

As of December 31, 2018, we had approximately $8.7 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2018, we held marketable securities of approximately $4.4 million (consisting mainly of municipal bonds which are held for trading).

Net Cash Provided by/Used in Investing Activities. In 2018, we increased our investments in short-term bank deposits by $2.6 million, and we decreased our investments in marketable securities by $1.8 million. In 2017, we increased our investments in short-term bank deposits by $1.2 million, we used $0.1 million for capital expenditures and we increased our investments in marketable securities by $1.1 million and we received proceeds from sale of subsidiary of approximately $1.2 million (1.1 million Euro).

Net Cash Used in Financing Activities. In 2018, our financing activities used $5.76 million due to a cash dividend of $5.8 million, offset by $0.04 million in proceeds from the exercise of employee stock options. In 2017, our financing activities used $6.1 million due to a cash dividend of $6.2 million, offset by $0.1 million in proceeds from the exercise of employee stock options. In 2016, our financing activities used $5.1 million due to a cash dividend of $5.2 million, offset by $0.1 million in proceeds from the exercise of employee stock options.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $68,000, $71,000 and $46,000 in 2016, 2017 and 2018, respectively. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of approximately $4.54 per share to our shareholders, including $0.27 per share in 2016, $0.32 per share in 2017, $0.30 per share in 2018 and we declared $0.26 per share in March 2019. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $3.5 million (or 19.5% of revenues) in 2016, $3.4 million (or 18.9% of revenues) in 2017 and $3.7 million (or 20.7% of revenues) in 2018. The increase in 2018 was mainly the result of the increase in salaries in the research and development department. Our engineering department comprised approximately 144 employees at the end of 2018.

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years
Operating Lease Obligations	$891	$492	$295	$104

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	61	President and Chief Executive Officer, Director
Ran Mendelaw	41	Chief Financial Officer
Gilad Parness	50	Vice President, Enterprise Solutions
Oren Tanhum	48	Vice President, Professional Services
Shoval Cohen Nissan	44	Vice President, Information Technology
Reuben Halevi	61	Chief Technology Officer
Liviu Serea	64	General Manager, MIND Romania
Iulian Dimitriu	47	Vice President, Engineering
Danny Engle	50	Vice President, Sales for North America
Mihail Rotenberg	67	Chairman of the Board of Directors
Meir Nissensohn	75	Director
Joseph Tenne	63	Director

The background of each of our directors and executive officers is as follows:

Monica Iancu. Ms. Iancu founded MIND and has been President and Chief Executive Officer of our company since inception and, until April 6, 2012, also served as the Chairperson. Ms. Iancu holds a B.Sc. degree in Computer Science and a Master’s degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

Ran Mendelaw. Mr. Mendelaw joined MIND in May 2018 as Chief Financial Officer, bringing over 15 years of experience in accounting, financial management and public companies. For the last two years before joining MIND, he served as a group controller in a public industrial company – Tadir-Gan Precision Products 1993 Ltd. (traded on the Tel Aviv Stock Exchange: TDGN). Prior to that, he served for ten years as senior manager at PwC Israel (Haifa, Israel). During his role at PwC Israel, he performed audits for some Hi-Tech companies traded on NASDAQ. Mr. Mendelaw holds a B.A. degree in Accounting and Economics from Haifa University and he is a Certified Public Accountant in Israel.

Gilad Parness. Mr. Parness joined MIND in 2004 as a team leader in MINDBill Support. He was promoted to Support Manager and later to Director of Professional Services leading the Sentori support team in 2007, and in 2009 joined our Sales and Account Management. Mr. Parness was promoted to Vice President of Enterprise Solutions in 2014 and leads the engineering, the support and the sales teams. Mr. Parness holds a Practical Engineer degree from Tel Chai College.

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

Reuben Halevi. Reuben rejoined MIND in April 2018 as CTO, bringing over 25 years of a proven track record as an executive, business and technical leader and consultant in the US and Israeli software industry. Since 2015 Reuben works as a consultant, assisting hi-tech startup companies in all business aspects. Prior to that, he served in several executive roles, including as VP Engineering at MIND in 2014-2015, VP R&D and US COO at Retalix (RTLX, acquired by NCR). Reuben holds a B.Sc. degree in Industrial Engineering & Management from the Technion (Cum Laude).

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

Danny Engle. Mr. Engle is Vice President of North American Sales for MIND Software, Inc. (formerly Sentori, Inc.). Mr. Engle joined Sentori in 2003 as Director of Sales, and in 2005 was promoted to Sentori’s Vice President of North American Sales. Mr. Engle is responsible for Sales, Customer Account Management and Partner Relationship Management. Prior to joining Sentori, Mr. Engle was District Manager at Siebel Systems, a leading CRM solutions provider. Mr. Engle holds a B.S. degree in Business Administration from the University of Texas.

Mihail Rotenberg. Mr. Rotenberg, has served as an independent director of our company since May 2008 and as our Chairman since May 2012. He is the founder of BreezeCOM Ltd., which merged to become Alvarion Ltd. Mr. Rotenberg served as the CEO of BreezeCOM from 1993 to 2000. From 2000 to 2005, Mr. Rotenberg served as President and CEO of Accessnet SA, a wireless internet service provider in Romania, which was sold in 2005 to Clearwire Inc. Mr. Rotenberg holds a Ph.D. degree from Polytechnic University, Bucharest, Romania.

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

Joseph Tenne. Mr. Tenne has served as an independent and external director of our company since August 2014. Since May 2017, Mr. Tenne served as a financial consultant to Itamar Medical Ltd., a company listed on Nasdaq and on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director at AudioCodes Ltd., at OPC Energy Ltd., at Ability Inc. and at Ratio Oil Explorations (Finance) Ltd. From 2014 to 2017, Mr. Tenne served as the CFO and VP Finance of Itamar Medical Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc., a company listed on the New York Stock Exchange and on the Tel Aviv Stock Exchange. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC Israel”). Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2018 was approximately $2.0 million, including approximately $103,356 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity-based compensation expenses.

During 2018, we granted to our executive officers under our option plans options to purchase 20,000 ordinary shares at exercise price of $0.003 per share. All these options expire in 2023.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary ($)	Cash Bonus / Commissions ($)(1)	Equity-Based Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Monica Iancu	President and Chief Executive Officer	$240,000	$240,000	-	$23,690	$503,690
Ran Mendelaw	Chief Financial Officer (starting May 2018)	$46,491	-	$24,414	$20,276	$91,181
Danny Engle	Vice President of Sales, North America	$130,050	$295,411	-	$4,800	$430,261
Gilad Parness	Vice President, Enterprise Solutions	$94,700	$22,000	-	$35,156	$151,856
Shoval Cohen Nisaan	Vice President, Information Technology	$86,697	$22,000	-	$33,972	$142,669

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

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

On May 4, 2017, our board of directors resolved that each of our external directors will be entitled to receive an annual fee of $13,200 and a participation fee of $680 per meeting. On August 9, 2017, payment in the same amounts to each of our non-executive directors was approved by our shareholders. At the meeting our shareholders also approved that the remuneration of those of our external directors who our Board classifies as “expert external directors” (as such term is defined in the Israeli Companies Law) will be 20% more than the remuneration of non-expert external directors.

C.	Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2019, Class II in 2020 and Class III in 2021. Monica Iancu is a member of Class I, Mihail Rotenberg and Joseph Tenne are members of Class II and Meir Nissensohn is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure. The internal auditor must satisfy certain independence standards. Ms. Dana Gottesman-Erlich C.P.A., partner of the accounting firm of BDO Israel, serves as our internal auditor.

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

Executive Officers

Our executive officers are appointed by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates upon 30 days’ written notice and provides for standard terms and conditions of employment. All of our executive officers have agreed not to compete with us for 12 months (or 24 months in the case of Monica Iancu) following the termination of their employment with us. Monica Iancu is entitled to severance pay upon termination of her employment by either her or us (other than by us for cause) and to receive, during each month of the six-month period following termination of her employment by us, or by her for cause, an amount of salary and benefits equal to her former monthly salary and other benefits. Under Israeli case law, the non-competition undertakings of employees may not be enforceable.

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2016	2017	2018
Approximate numbers of employees by geographic location
Israel	42	41	34
Romania	217	197	185
United States	3	2	2
Total workforce	262	240	221
Approximate numbers of employees by category of activity
General and administration	15	19	17
Research and development	161	151	144
Professional services and customer support	79	62	54
Sales and marketing	7	8	6
Total workforce	262	240	221

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

Furthermore, by order of the Israeli Ministry of Labor, Social Affairs and Social Services, all employers and employees are subject to provisions of collective bargaining agreements between the Histadrut, Federation of Labor, and the Coordination Bureau of Economic Organizations in Israel. These provisions principally concern cost of living increases, recreation pay, commuting expenses and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages and our relationships with our employees are good.

E.	Share Ownership

As of March 1, 2019, Monica Iancu beneficially owned 3,316,265, or 17.05% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

We have established stock option plans to provide for the issuance of options to our directors, officers and employees. Our most recent share incentive plan was adopted by our shareholders at our 2011 annual general meeting (the “2011 Share Incentive Plan”). Under the 2011 Share Incentive Plan, our ordinary shares and/or options to purchase our ordinary shares may be issued from time to time to our directors, officers, employees, consultants and contractors at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. Unless otherwise is determined by our Board, any award granted under the 2011 Share Incentive Plan will have a four-year vesting schedule, such that 50% of the award will vest on the second anniversary of the commencement date and 25% of the award will vest on each of the third and fourth anniversaries of the commencement date, and the exercise price will be equal to the average closing price per share of our ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such award. The total pool of shares reserved for the 2011 Share Incentive Plan permits the issuance of shares and/or options to acquire up to 1,800,000 ordinary shares.

As of March 1, 2019, options to purchase 657,200 ordinary shares were outstanding and options for 1,999,090 ordinary shares had been exercised. The options vest over three to five years, primarily commencing on the date of grant. Generally, options not previously exercised will expire approximately five to seven years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

On September 15, 2014, Ms. Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 2,600,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of March 1, 2019, Ms. Iancu had sold 537,735 ordinary shares under the plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2019, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	17.05%
Invesco Ltd. and affiliates	1,200,000	(3)	6.17%

(1)	Based on 19,448,218 ordinary shares outstanding on March 1, 2019.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.

(3)	Based on a Schedule 13G filed with the SEC on February 14, 2017, Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and advises the Invesco European Small Company Fund, which owns the foregoing shares.
(4)	On January 11, 2019, Morgan Stanley filed a Schedule 13G reporting beneficial ownership of 967,301 ordinary shares, constituting 5.0% of our outstanding ordinary shares. Due to stock option exercises, as of March 1, 2019, such shares represented less than 5.0% of our outstanding ordinary shares.

As of March 1, 2019, there were ten holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 16,507,061 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Global Market under the symbol MNDO since August 8, 2000.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported on the Nasdaq Global Market. The table contains actual prices in dollars, without adjustment for dividends paid on our ordinary shares.

Period	High	Low
Last six months:
February 2019	2.50	2.42
January 2019	2.50	2.26
December 2018	2.29	2.20
November 2018	2.30	2.20
October 2018	2.35	2.21
September 2018	2.43	2.30

Last eight quarters:
Q4 2018	2.35	2.20
Q3 2018	2.43	2.08
Q2 2018	2.35	2.14
Q1 2018	2.84	2.21
Q4 2017	2.84	2.61
Q3 2017	2.59	2.43
Q2 2017	2.58	2.36
Q1 2017	2.90	2.30

Last five years:
2018	2.87	2.08
2017	2.90	2.30
2016	2.68	2.00
2015	3.99	2.36
2014	4.20	1.87

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq Global Market under the symbol MNDO.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Associations

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

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:

●	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with: (A) proceedings we institute against him or instituted on our behalf or by another person; or (B) a criminal charge from which he was acquitted; or (C) a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent; and

●	a financial obligation imposed upon an office holder and reasonable litigation expenses, including attorney fees, expended by the office holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 (the “Securities Law”) and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 23% for the 2018 tax year and future years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

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

Our Approved and Preferred Enterprises

During 2011, we decided to implement the new legislation amending the Investments Law, while waiving future benefits provided from the Approved Enterprise program under the Investments Law (see more details hereinafter).

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

●	A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income the reduced tax rate in recent years is 9% for development area A and 16% for the rest of Israel. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate of 9% decreased to 7.5% for 2017 and thereafter.

●	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

●	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

●	A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company. Under a later amendment of the Investments Law, the dividend withholding tax rate of 15% was increased to 20% for dividends paid from preferred income that accrued from the tax year 2014 and onwards.

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

The 2017 amendment (“Preferred Technological Enterprises”)

Amendment 73 to the Investments Law, which came into effect on January 1, 2017, provides a new tax incentive regime. Regulations have been promulgated to implement the “Nexus Principles,” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentive regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including all of the following:

●	The company’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $19 million) per year; and

●	The company must satisfy one of the following conditions:

●	at least 20% of the workforce (or at least 200 employees) are employed in R&D;

●	a venture capital investment in an amount approximately equivalent to at least NIS 8 million was previously made in the company, and the company has not changed its business following such investment; or

●	growth in sales or workforce by an average of 25% over the three years preceding the applicable tax year, and the company’s total revenue was at least NIS 10 million or at least 50 employees are employed by the company over the three years preceding the applicate tax year.

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

On February 18, 2018, the Israel Tax Authority issued a tax ruling granting us “Preferred Technological Enterprise” status, subject to the conditions and terms of the tax ruling. The grant of the status means that starting January 1, 2017 we are subject to a reduced Israeli corporate tax rate of 7.5% on any future taxable “technological income”.

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

We paid dividends to our shareholders in the amount of $5.2 million in 2016, $6.2 million in 2017 and $5.8 million in 2018. In March 2019, we declared a dividend of approximately $5.0 million and withholding tax held at a rate of 20%.

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

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any “means of control” in the company, the tax rate will be 30%. However, the foregoing tax rates will not apply to individuals: (i) who are dealers in securities; or (ii) who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a taxpayer may elect the actual adjusted cost of the shares as the tax basis provided he can provide sufficient proof of such adjusted cost.

As of January 1, 2017, shareholders that are individuals who have taxable income that exceeds NIS 640,000 in a tax year (linked to the CPI each year, which amounts to NIS 641,880 in the 2018 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, among other things, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Israeli Taxation Considerations - Taxation of Our Shareholders - Dividends.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold Ordinary Shares and the amount realized on the disposition of such Ordinary Shares (or its dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2018.

Currency	Current Monetary Assets (Liabilities)-net
($ in thousands)
NIS	$415
EURO	419
Romanian RON	3
Other non-dollar currencies	121
$958

Our annual expenses paid in NIS are approximately $5.2 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the dollar by 1% would result in an increase in our operating expenses by approximately $52,000 for the year ended December 31, 2018.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2018, we held short term investments (mainly highly-rated municipal bonds) of approximately $4.4 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.44 million.

As of December 31, 2018, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2018. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2018 and concluded that our internal control over financial reporting was effective as of December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2017 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

In the annual meeting held on August 14, 2018, our shareholders re-appointed Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu Limited, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years Ended December 31,
	2017	2018

Audit Fees	$85,611	$80,261
Audit-Related Fees	-	-
Tax Fees	$23,304
Total	$108,915	$80,261

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-27 of this annual report attached hereto.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2**	Articles of Association, as amended
4.1***	MIND 1998 Share Option Plan
4.2***	MIND 2000 Share Option Plan
4.3****	MIND 2011 Share Incentive Plan
4.4*****	Compensation Policy of Directors and Officers, as adopted June 24, 2013 and re-approved on August 11, 2016, August 9, 2017 and August 14, 2018
8	List of Subsidiaries
11****	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu Limited
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets at December 31, 2018 and 2017;
(ii) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016;
(iii) Consolidated Comprehensive Income for the years ended December 31, 2018, 2017 and 2016;
(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and
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

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President & CEO
Date:	March 21, 2019

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2018

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MIND C.T.I. LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MIND C.T.I. Ltd. and its subsidiaries (“the Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 21, 2019

We have served as the Company’s auditor since 2009.

MIND C.T.I. LTD

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 1 8	2 0 1 7
	Note	U.S. dollars in thousands

A S S E T S

CURRENT ASSETS:
Cash and cash equivalents	9a	$2,739	$5,014
Short-term bank deposits	9a	8,714	6,102
Marketable securities	2a	4,352	5,878
Accounts receivable, net:
Trade		2,130	1,239
Other	9b	560	843
Prepaid expenses		209	347
Inventories		4	4
Total current assets		18,708	19,427

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	2b	105	544
Long-term bank deposits	9a	98	101
Severance pay fund	5	1,439	1,642
Deferred income taxes	8e	34	32
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3	164	202
GOODWILL	4	5,430	5,430
Total assets		$25,978	$27,378

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$147	$113
Other	9c	1,501	837
Deferred revenues		1,788	3,556
Total current liabilities		3,436	4,506

LONG-TERM LIABILITIES:
Deferred revenues		43	138
Employees’ rights upon retirement	5	1,517	1,712
Total liabilities		4,996	6,356

Commitments and contingencies	6

SHAREHOLDERS’ EQUITY:	7
Share capital - Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares at December 31, 2018 and 2017; Issued: 21,660,010 shares at December 31, 2018 and 2017; Outstanding: 19,439,218 and 19,307,418 shares at December 31, 2018 and 2017, respectively		54	54
Additional paid-in capital		26,404	26,180
Accumulated other comprehensive loss		(877)	(804)
Accumulated deficit		(3,084)	(2,854)
Treasury shares - 2,220,792 and 2,352,592 shares at December 31, 2018 and 2017, respectively		(1,515)	(1,554)
Total shareholders’ equity		20,982	21,022

Total liabilities and shareholders’ equity		$25,978	$27,378

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2 0 1 8	2 0 1 7	2 0 1 6
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$2,151	$2,441	$3,924
Services		15,984	15,621	14,128
		18,135	18,062	18,052
COST OF REVENUES
Cost of sales of licenses		80	238	349
Cost of services		6,066	6,795	6,482
		6,146	7,033	6,831

GROSS PROFIT		11,989	11,029	11,221

RESEARCH AND DEVELOPMENT EXPENSES	10b	3,747	3,417	3,517

SELLING AND MARKETING EXPENSES	10c	1,268	1,250	1,105

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,624	1,676	1,393

OPERATING INCOME		5,350	4,686	5,206

GAIN ON DISPOSAL OF A SUBSIDIARY		-	893	-

FINANCIAL INCOME - NET	10e	222	630	166

INCOME BEFORE TAXES ON INCOME		5,572	6,209	5,372

TAXES ON INCOME	8f	438	597	1,169

NET INCOME		$5,134	$5,612	$4,203

EARNINGS PER SHARE - Basic and diluted	10f	$0.27	$0.29	$0.22

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS	10f

Basic		19,344	19,292	19,234

Diluted		19,561	19,559	19,307

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

COMPREHENSIVE INCOME
Net Income	$5,134	$5,612	$4,203

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) from available-for-sale securities	(73)	63	205

TOTAL COMPREHENSIVE INCOME	$5,061	$5,675	$4,408

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	Outstanding		paid-in	comprehensive	Accumulated	Treasury
	of shares	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2016	19,202	$54	$25,862	$(1,072)	$(1,304)	$(1,692)	$21,848
CHANGES DURING 2016:
Comprehensive income	-	-	-	205	4,203	-	4,408
Dividend paid (Note 7c)	-	-	-	-	(5,192)	-	(5,192)
Employees share based compensation expenses	-	-	136	-	-	-	136
Exercise of options issued to employees from treasury shares	59	-	-	-	-	85	85

BALANCE AS OF DECEMBER 31, 2016	19,261	$54	$25,998	$(867)	$(2,293)	$(1,607)	$21,285

CHANGES DURING 2017:
Comprehensive income	-	-	-	63	5,612	-	5,675
Dividend paid (Note 7c)	-	-	-	-	(6,173)	-	(6,173)
Employees share based compensation expenses	-	-	182	-	-	-	182
Exercise of options issued to employees from treasury shares	46	-	-	-	-	53	53

BALANCE AS OF DECEMBER 31, 2017	19,307	$54	$26,180	$(804)	$(2,854)	$(1,554)	$21,022

CHANGES DURING 2018:	-	-	-	-
Comprehensive income (loss)	-	-	-	(73)	5,134	-	5,061
Dividend paid (Note 7c)	-	-	-	-	(5,799)	-	(5,799)
Employees share based compensation expenses	-	-	224	-	-	-	224
Exercise of options issued to employees from treasury shares	132	-	-	-	-	39	39
Cumulative effect of adoption of new accounting pronouncements					435		435

BALANCE AS OF DECEMBER 31, 2018	19,439	$54	$26,404	$(877)	$(3,084)	$(1,515)	$20,982

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,134	$5,612	$4,203
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	84	104	161
Deferred income taxes, net	(2)	63	146
Accrued severance pay	113	(145)	(123)
Foreign currency exchange rate loss from marketable securities	-	-	128
Unrealized loss from marketable securities, net	78	30	23
Employees share-based compensation	224	182	136
Gain on disposal of subsidiary	-	(893)	-
Realized loss (gain) on sale of marketable securities	(32)	25	(44)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(750)	(141)	1,145
Other	350	(680)	37
Decrease (increase) in prepaid expenses and deferred cost of revenues	138	(28)	(9)
Decrease in inventories	-	1	4
Increase (decrease) in accounts payable and accruals:
Trade	34	62	(186)
Other	664	(396)	(1,031)
Increase (decrease) in deferred revenues	(1,569)	(1,050)	654
Net cash provided by operating activities	4,466	2,746	5,244

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sales (investment in) of marketable securities, net	1,846	(798)	1,074
Purchase of property and equipment	(46)	(71)	(68)
Severance pay funds	(105)	93	82
Investment in short-term bank deposits	(2,612)	(1,170)	(3,535)
Proceeds from sale of subsidiary	-	1,169	-
Net cash used in investing activities	(917)	(777)	(2,447)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	39	53	85
Dividend paid	(5,799)	(6,173)	(5,192)
Net cash used in financing activities	(5,760)	(6,120)	(5,107)

DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,211)	(4,151)	(2,310)
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	5,014	9,165	11,475

BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$2,803 *	$5,014	$9,165

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON-CASH ACTIVITIES:
Taxes paid (refunded)	$(19)	$935	$841

* Total cash and cash equivalents of $2,739 and restricted cash of $64 that included in other receivables.

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

The Company has wholly-owned subsidiaries in the United States (“Mind Software Inc.” or “Sentori”), Romania (“Mind Software Srl”), U.K. (“Mind Software Limited” or “Omni”) and Germany (“Mind CTI GmbH”).

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

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

2)	Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Comprehensive income (loss):

The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

d.	Segment reporting:

The chief operating decision maker for the Company is the President and Chief Executive Officer. The President and Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in one reportable segment.

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

The Company’s financial instruments, including cash equivalents, short-term and long-term bank deposits, accounts receivable, accounts payable and accrued liabilities have carrying amounts which approximate fair value due to the short-term maturity of these instruments.

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

Available-for-sale investments are classified within short-term investments, or long-term investments based on the remaining maturity of the investment, and are reported at fair value, with unrealized gains and losses, net of tax, presented as a separate component of shareholders’ equity within accumulated other comprehensive income. All realized gains and losses and unrealized losses resulting from declines in fair value that are other-than-temporary are recorded in financial expenses, net in the period of occurrence. The Company uses the specific identification method to determine the realized gains and losses on investments. For all investments in marketable securities, the Company assesses whether the impairment is other-than-temporary. If the fair value of a security is less than its amortized cost basis, an impairment is considered other-than-temporary if (i) the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (ii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on condition (i), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (ii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income or loss. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized losses, credit ratings, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist. See also Note 2.

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

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under Accounting Standards Codification (“ASC”) 350, “Intangibles – Goodwill and Others”, goodwill is not amortized but rather tested for impairment at least annually. The Company has a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. The Company performs annual testing for impairment of the goodwill during the third quarter of each year, see also Note 4.

m.	Income taxes:

The Company accounts for income taxes, in accordance with the provisions of ASC 740 “Income Taxes”, under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

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

n.	Revenue recognition

The Company’s revenues consist of revenues generated from software licensing, sales of professional services, including integration and implementation, sales of third-party hardware and software, maintenance services, managed services and training.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company adopted ASC 606, “Revenue from Contracts with Customers” (“ASC 606”), on January 1, 2018 using the modified retrospective approach for all contracts not completed as of the date of adoption. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605, “Revenue Recognition” (“ASC 605”). The adoption of ASC 606 represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company’s software licenses, maintenance and services. ASC 606 requires an entity to evaluate revenue recognition by identifying a contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the entity satisfies a performance obligation.

The Company recorded an increase to accumulated deficit of $435 thousand, on January 1, 2018 due to the cumulative effect of the ASC 606 adoption.

Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

i)	Licenses

Revenue from perpetual licenses is classified as software license revenue. Software license revenue is recognized up front upon delivery of the licensed product and the utility that enables the customer to access authorization keys, provided that a signed contract has been received.

ii)	Services

Revenue from training, support and other services is recognized as the services are performed. For contracts in which the service consists of a single performance obligation, such as providing a training class to a customer, the Company recognizes revenue upon completion of the performance obligation. For service contracts that are longer in duration and often include multiple performance obligations (for example, both training and consulting), the Company measures the progress toward completion of the obligations and recognizes revenue accordingly. In measuring progress towards the completion of performance obligations, the Company typically utilizes output-based estimates for services with contractual billing arrangements that are not based on time and materials, and estimates output based on the total tasks completed as compared to the total tasks required for each work contract. Input-based estimates are utilized for services that involve general consultations with contractual billing arrangements based on time and materials, utilizing direct labor as the input measure.

Contracts may include a combination of the Company’s various products and services offerings, software, consulting services, and maintenance. For contracts with multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. Significant judgment may be required to identify distinct obligations within a contract.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The total transaction price is allocated to the individual performance obligations based on the ratio of the relative established standalone selling prices (SSP), or the Company’s best estimate of SSP, of each distinct product or service in the contract. Revenue is then recognized for each distinct performance obligation.

iii)	Managed Services

Revenues from managed services include a monthly fee for services and a right to access the Company’s software and are recorded as service revenues. The Company does not provide the customer with the contractual right to take possession of the software at any time during the period under these contracts. The monthly fee is based mainly on the number of subscribers or customer’s business volume and the contracts include a minimum monthly charge. These revenues are recognized on a monthly basis when those services are satisfied.

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

Most of the Company’s and its subsidiaries’ cash and cash equivalents as of December 31, 2018 and 2017 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company’s revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

u.	Recently Issued accounting pronouncements:

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASC Update (“ASU”) No. 2016-02, “Leases (Topic 842)”. The purpose of ASU 2016-02 is to increase the transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet, including those previously classified as operating leases under current U.S. GAAP, and disclosing key information about leasing arrangements. Topic 842, as amended, is effective for public entities for annual periods beginning after December 15, 2018, including interim periods within those annual periods.

The Company currently plans to adopt the standard using the transition method provided by ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. Under this method, The Company will initially apply the new leasing rules on January 1, 2019, rather than at the earliest comparative period presented in the financial statements. Prior periods presented will be in accordance with the existing lease guidance.

Upon transition, the Company plans to apply the package of practical expedients permitted under Topic 842 transition guidance to our entire lease portfolio at January 1, 2019. As a result, the Company is not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the classification of any expired or existing leases, and (iii) initial direct costs for any existing leases.

As a result of adopting Topic 842, the Company expects to recognize additional right-of-use assets and corresponding liabilities on its consolidated balance sheets of approximately $794 thousand, with no material impact to its consolidated statements of operations or consolidated statements of cash flows.

In August 2018, the FASB issued new guidance related to the disclosure requirements for fair value measurements. This guidance modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures and is effective for the first interim period within annual fiscal years beginning after December 15, 2019 (The Company’s fiscal 2020). Early adoption related to modifying existing disclosures is permitted while delaying adoption of the additional disclosures until the effective date. This guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued new guidance related to the disclosure requirements for defined benefit pension or other postretirement plans. This guidance modifies the disclosure requirements for defined benefit plans by removing, modifying, and/or adding certain disclosures and is effective for fiscal years beginning after December 15, 2020 (fiscal 2021 for the Company) with early adoption permitted. These amendments must be applied on a retrospective basis for all periods presented. The Company is currently evaluating how this guidance will impact the disclosures related to the Company’s defined benefit plans. This guidance will not have a material impact on the Company’s consolidated financial statements.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In November 2018, the FASB issued ASU No. 2018-18, “Collaborative Arrangements”. ASU 2018-18 clarifies the interaction between collaborative arrangements and the new revenue standards. ASU 2018-18 will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company is currently evaluating the impact of adoption of ASU 2018-18 on its consolidated financial statements.

NOTE 2 - MARKETABLE SECURITIES

	December 31,
Maturity year	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

Short-term (a):
Municipal bond	$3,325	$4,806
Corporate bond	1,027	1,072
	$4,352	$5,878

Long-term security bond (b) Perpetual	$105	$544

(a)	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated single - A or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio based on quoted prices in active markets.

(b)	As of December 31, 2018, the Company held a long-term security bond which is classified as available-for-sale security and presented at fair value. The fair value of the available-for-sale security based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC 820, “Fair Value Measurement”).

NOTE 3 - PROPERTY AND EQUIPMENT

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

Computers and electronic equipment	$1,892	$1,848
Office furniture and equipment	155	155
Vehicles	122	146
Leasehold improvements	22	18
	2,191	2,167
Less - accumulated depreciation and amortization	(2,027)	(1,965)
	$164	$202

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - PROPERTY AND EQUIPMENT (continued)

b.	Depreciation and amortization expenses totaled $84 thousand, $104 thousand and $161 thousand in the years ended December 31, 2018, 2017 and 2016, respectively.

c.	Property and equipment - by geographical location:

	December 31,
	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

Israel	$76	$85
Romania	88	116
United States	-	1
	$164	$202

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

The Company performed the annual impairment tests during the third quarter of 2018, 2017 and 2016 and did not identify any indication for impairment losses.

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

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31,
	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

Accrued severance pay	$1,517	$1,712
Less - amounts funded (presented in “investment and other non-current assets”)	(1,439)	(1,642)
Unfunded balance	$78	$70

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $134 thousand, $113 thousand and $169 thousand in the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 6 - COMMITMENTS

The Company and its subsidiaries entered into premises lease agreements that will expire between 2019 and 2025.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2018, are as follows:

U.S. dollars in thousands
Years ending December 31:
2019	$492
2020	199
2021	48
2022	48
2023-2025	104
$891

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO.

b.	Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2018, the remaining treasury shares are 2,220,792 which amounted to $1.5 million after exercise of options issued to employees from treasury shares in the amount of $39 thousand, $53 thousand and $85 thousand in the years ended December 31, 2018, 2017 and 2016 respectively.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2018, 2017 and 2016 were $0.30, $0.32 and $0.27, respectively.

The Company paid dividends to its shareholders in the amounts of $5.8 million, $6.2 million and $5.2 million during the years ended December 31, 2018, 2017 and 2016, respectively.

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

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the abovementioned plan vest over 2-4 years. Options not exercised will expire 5 years after the day of grant.

The compensation costs charged against income for all of the Company’s equity incentive plans during the years ended December 31, 2018, 2017 and 2016 were approximately $224 thousand, $182 thousand and $137 thousand, respectively without any reduction in income taxes.

Under Section 102 of the Israeli Income Tax Ordinance, pursuant to an election made by the Company thereunder, Israeli employees (except for employees who are deemed “Controlling Members” under the Israeli Income Tax Ordinance) are subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards. However, the Company is not allowed to claim as an expense for tax purposes the amounts credited to such employees.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

1)	The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2018, 2017 and 2016, and changes during the years ended on those dates:

	Years ended December 31,
	2 0 1 8		2 0 1 7		2 0 1 6
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	813,100	$1.490	875,500	$1.600	710,300	$2.510
Changes during year:
Granted (a)	118,000	$0.003	90,000	$0.650	344,000	$0.003
Exercised	(131,800)	$0.003	(46,000)	$1.150	(59,000)	$1.450
Forfeited	(74,100)	$0.500	(78,400)	$1.410	(117,800)	$2.490
Expired	(51,000)	$2.950	(28,000)	$2.950	(2,000)	$2.160
Options outstanding at end of year	674,200	$1.46	813,100	$1.490	875,500	$1.600

Options exercisable at end of year	350,000	$2.630	303,000	$2.900	246,500	$2.870
Vested and expected to vest at end of year	637,361	$1.540

Weighted average grant date fair value of options granted during the year (b)		$1.46		$1.30		$1.46

(a)	In the year ended December 31, 2018, the options were granted with an exercise price equal to NIS 0.01.

In the year ended December 31, 2017, the options were granted with an exercise price equal to the average closing price per share of the Company’s ordinary shares on the stock market during the 30-day trading period immediately preceding the date of grant of such option, or with an exercise price equal to par value of NIS 0.01.

In the year ended December 31, 2016, the options were granted with an exercise price equal to par value of NIS 0.01.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Dividend yield	11%	11%	11%

Expected volatility*	28%	35%	35%

Average risk-free interest rate	2.6%	1.9%	2.0%

Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2018, there were approximately $422 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.44 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2018:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number outstanding at December 31, 2 0 1 8	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2 0 1 8	Weighted average remaining contractual life	Weighted average exercise price
		Years			Years

$ 0.003	334,200	3.46	$0.003	37,000	2.84	$0.003
$ 2.425 – 2.947	340,000	0.92	$2.90	313,000	0.86	$2.94

The total intrinsic value of options exercised during the years ended December 31, 2018, 2017 and 2016 were approximately $266 thousand, $70 thousand and $51 thousand, respectively. As of December 31, 2018, the aggregate intrinsic value of the outstanding options is $738 thousand, and the aggregate intrinsic value of the exercisable options is $84 thousand.

NOTE 8 - TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

1)	On February 18, 2018, the Company received a status of “Technologic Preferred Enterprise” as defined under the Encouragement of Capital Investment Law (the “Approval”). In accordance with the Approval, starting in 2017 and until 2021, revenues originating from granting the right of use as defined in the Approval, will be defined as Technologic Preferred Revenue, as defined under the Law, and will be subject to a tax rate of 7.5%.

Prior to 2017 the Company received a status of “Preferred Enterprise” as described in (2) below.

2)	Tax benefits under the 2011 Amendment

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

On July 30, 2013 the Israeli Parliament passed a Law for the change in the order of National Priorities (legislative amendments to achieve budget objectives for 2013 and 2014),  2013. As part of the legislation, the Investment Law was amended so that the tax rate applicable to a “Preferred Enterprise” in this period in Development Area A will be 9% and the tax rate in other parts of the country will be 16%. Similarly, it was determined that the tax rate on dividends distributed to individuals and foreign residents out of preferred income will be increased to 20% as from January 1, 2014 as opposed to the current rate at that time of 15%.

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

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

d.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31
	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

Research and development expenses	$25	$23
Carryforward tax losses	964	1,738
Other	9	9
Less - valuation allowance	(964)	(1,738)
	$34	$32

Deferred income tax assets are presented in the balance sheet among non-current assets.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

2)	As of December 31, 2018, the carryforward tax losses are related mainly to the Company’s subsidiaries (in the U.S. and U.K.) and amounted to approximately $4.7 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses of the Company’s subsidiaries. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.	Taxes on income included in the statements of operations:

1)	As follows:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

Current:
In Israel	$396	$491	$945
Outside Israel	44	43	78
	440	534	1,023
Taxes in respect of previous years -		-	-
Deferred taxes in Israel	(2)	63	146
	$438	$597	$1,169

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:

	Years ended December 31,
	2018	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$5,572	$6,209	$5,372

Theoretical tax expense	1,281	1,428	1,343
Less - tax benefits arising from Technologic Preferred Enterprise or Approved Enterprise status, see b. above	(772)	(1,110)	(208)
	509	318	1,135
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	44	41	42

Changes in valuation allowance	(106)	244	373
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	(9)	(6)	(381)
Taxes on income for the reported years:	$438	$597	$1,169

* As follows:
Taxable in Israel	4,751	$5,162	$4,406
Taxable outside Israel	821	1,047	966
	$5,572	$6,209	$5,372

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued)

f.	Tax assessments:

The Company has received final assessments from the tax authorities, through the year ended December 31, 2013. The subsidiaries, except Mind Software Limited, have not been assessed since incorporation. Mind Software Limited has received final tax assessments through tax year 2006. Mind Software Srl has received final tax assessment through tax year 2013.

g.	Sale of S.C. Dirot COMP S.R.L (“DIROT”):

In April 2017, the Company sold its holdings in DIROT for EUR 1,100 thousand. Following the sale, the Company recognized a capital gain, which was partially offset against carryforward capital tax losses from previous years.

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash, cash equivalents and deposits:

	December 31,
	2 0 1 8	2 0 1 7
	U.S. dollars in
	thousands

Cash	$1,389	$2,744
Cash equivalents	314	159
Total cash	$2,739	$5,014

Short term deposits (a)	$8,714	$6,102

Long term deposit (b)	$98	$101
Total	$11,551	$11,217

(a)	The average rate of short-term deposits is 2.92%.
(b)	The deposit maturity is June 2020 and the rate is 1.8%.

b.	Accounts receivable other:

	December 31,
	2 0 1 8	2 0 1 7
	U.S. dollars in
	thousands

Government	$227	$659
Employees	19	25
Sundry	314	159
	$560	$843

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION

c.	Accounts payable and accruals - other:

	December 31,
	2 0 1 8	2 0 1 7
	U.S. dollars in
	thousands

Payroll and related expenses	$899	$507
Government institutions	218	208
Accrued vacation pay	79	52
Accrued expenses and sundry	305	70
	$1,501	$837

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company’s revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises.

The following table sets forth the revenues classified by product lines:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

Product line “A”	$14,923	$14,722	$14,544
Product line “B”	3,212	3,340	3,508
	$18,135	$18,062	$18,052

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

United States	$13,130	$12,995	$12,711
Europe	3,328	3,181	3,333
Israel	884	977	880
Other	793	909	1,128
	$18,135	$18,062	$18,052

3)	The Company adopted ASC 606 on January 1, 2018 using the modified retrospective approach for all contracts not completed as of the date of adoption. Under the previous pronouncement ASC 605, the total revenues for the year ended December 31, 2018 would have been $17,959 thousand.

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA (continued)

b.	Research and development expenses:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

Payroll and related expenses	$3,136	$2,788	$2,682
Rent and related expenses	335	280	330
Depreciation and amortization	34	37	53
Subcontracting	87	165	307
Other	155	147	145
	$3,747	$3,417	$3,517

c.	Selling and marketing expenses:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

Payroll and related expenses	$978	$953	$911
Depreciation and amortization	6	5	5
Travel and conventions	67	58	71
Other	217	234	118
	$1,268	$1,250	$1,105

d.	General and administrative expenses:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands

Payroll and related expenses	$1,026	$1,105	$1,039
Depreciation and amortization	15	16	18
Insurance	36	42	50
Office expenses	53	58	69
Professional services	333	326	242
Allowance for doubtful accounts and bad debts	-	-	(245)
Other	161	129	220
	$1,624	$1,676	$1,393

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA (continued)

e.	Financial income (expense) - net:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$208	$75	$49
Non-dollar currency gains - net	-	415	13
Income from marketable securities	77	136	143
Realized gain from sale of available-for-sale securities	28	-	-
Interest on available-for-sale securities	27	42	58
	340	668	263
Expenses:
Non-dollar currency losses - net	(107)	-	-
Realized loss from sale of available-for-sale securities	-	(24)	(84)
Bank commissions and charges	(11)	(14)	(13)
	(118)	(38)	(97)
	$222	$630	$166

f.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted net loss per share of common stock:

	Years ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	in thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	19,344	19,292	19,234
Add - incremental shares from assumed exercise of options	217	267	73

Weighted average number of shares used in computation of diluted EPS	19,561	19,559	19,307

In the years ended December 31, 2018, 2017 and 2016, options that their effect was anti-dilutive were not taken into account in computing the diluted EPS.

The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is 334,200 options, 354,000 options and 489,500 options, for the years ended December 31, 2018, 2017 and 2016 respectively.

NOTE 11 - RELATED PARTIES

a.	Balances

As of December 31, 2018 and 2017, the Company had an accrual in the amount of $240 thousand and $240 thousand, respectively, pursuant to an employment agreement with its President and Chief Executive Officer.

b.	Transactions

During the year ended December 31, 2018, 2017 and 2016, the Company recorded salary expenses, cash bonus and directors’ fee to its related parties in the amount of $557 thousand, $558 thousand and $596 thousand, respectively.

NOTE 12 - SUBSEQUENT EVENT

In March 2019, the Company declared a dividend to its shareholders in the amount of approximately $5.0 million.