Form 20-F
period 2019-12-31
MIND CTI LTD
filed 2020-03-18
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number 000-31215

MIND C.T.I. LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

2 HaCarmel Street, Yoqneam, 2069202, Israel

(Address of principal executive offices)

Shoham Shitrit

c/o MIND C.T.I. Ltd.

2 HaCarmel Street

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

As of December 31, 2019, the Registrant had outstanding 19,896,326 Ordinary Shares, nominal value NIS 0.01 per share.

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2019. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2018 and 2019 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2019 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2015	2016	2017	2018	2019
	(dollars in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$20,928	$18,052	$18,062	$18,135	$22,664
Gross profit	12,298	11,221	11,029	11,989	12,538
Operating income	6,416	5,206	4,686	5,350	5,040
Financial income (expenses) – net	(114)	166	630	222	483
Net income	$5,018	$4,203	$5,612	$5,134	$5,065
Earnings per ordinary share:
Basic	$0.26	$0.22	$0.29	$0.27	$0.26
Diluted	$0.26	$0.22	$0.29	$0.27	$0.25
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	19,183	19,234	19,292	19,344	19,746
Diluted	19,283	19,307	19,559	19,561	19,962

	As of December 31,
	2015	2016	2017	2018	2019
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,475	$9,165	$5,014	$2,739	$6,479
Short-term and long-term bank deposits and marketable securities	8,090	10,649	12,625	13,269	8,840

Working capital	14,734	15,217	14,921	15,272	12,779
Total assets	30,225	29,000	27,378	25,978	31,095
Share capital and additional paid-in capital	25,916	26,052	26,234	26,458	27,104
Treasury shares	(1,692)	(1,607)	(1,554)	(1,515)	(1,204)
Total shareholders’ equity	$21,848	$21,285	$21,022	$20,982	$21,936

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Business and Industry

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

All the markets we operate in are significantly fragmented and highly competitive. The principal competitive factors in our market include completeness of offering, global reach, ease of integration, product features, platform scalability, reliability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, as well as the cost of deploying and using our products.

Some of our competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets and significantly greater resources than we do. In addition, they have the operating flexibility to bundle competing products and services at little or no perceived incremental cost, including offering them at a lower price as part of a larger sales transaction. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products and services with comparable functionality to our products, and this could lead to us having to decrease prices in order to remain competitive. Customers utilize our products in many ways and use varying levels of functionality that our products offer or are capable of supporting or enabling within their applications. Customers that use many of the features of our products or use our products to support or enable core functionality for their applications may have difficulty or find it impractical to replace our products with a competitor’s products or services, while customers that use only limited functionality may be able to more easily replace our products with competitive offerings. Our customers also may choose to build some of the functionality our products provide, which may limit or eliminate their demand for our products.

With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. Moreover, as we expand the scope of our products, we may face additional competition. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. In addition, some of our competitors have lower list prices than ours, which may be attractive to certain customers even if those products have different or lesser functionality. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, pricing pressures and increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

Our results of operations, including the levels of our revenues, cost of revenues, gross margins and operating expenses, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future. These fluctuations are a result of a variety of factors, many of which are outside of our control, may be difficult to predict and may or may not fully reflect the underlying performance of our business. Our operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

●	our ability to retain and increase revenue from existing customers and attract new customers;

●	our ability to introduce new products and enhance existing products;

●	competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;

●	changes in network service provider fees that we pay in connection with the delivery of communication services on our messaging platforms;

●	reductions in pricing as a result of negotiations with our larger customers;

●	change in the mix of products that our customers use;

●	changes in laws, regulations or regulatory enforcement that impact our ability to market, sell or deliver our products;

●	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in our international expansion;

●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;

●	general economic conditions that may adversely affect a prospective customer’s ability or willingness to adopt our products, delay a prospective customer’s adoption decision, reduce the revenue that we generate from the use of our products or affect customer retention;

●	changes in foreign currency exchange rates;

●	sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

●	the impact of new accounting pronouncements;

●	expenses in connection with mergers, acquisitions or other strategic transactions;

●	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

●	potential termination of contracts by our customers due to lack of financing, internal changes, consolidation, competition or any other reason; and

●	changes in our pricing policies.

Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely upon them as indications of future performance. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our income (loss) and margins in the short term. If we fail to meet or exceed the expectations of investors, we could face costly lawsuits, including securities class action suits.

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

It is part of our strategy to pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements in order to offer new products or services or otherwise enhance our market position or strategic strengths, and we are actively evaluating potential acquisition opportunities. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business, technology or product, could cause diversion of management’s attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

●	potentially dilutive issuances of equity securities;

●	the incurrence of debt and contingent liabilities;

●	amortization of intangible assets;

●	changes in our business model and margins;

●	a strain in our ability to maintain reliable service levels for our customers;

●	research and development write-offs; and

●	other acquisition-related expenses.

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

We cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses, while maintaining our corporate culture. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to properly integrate and retain personnel, to recognize significant defects in the internal control policies of acquired companies or to scale and adapt our internal control policies and our reporting systems and procedures, and any interruptions of transition services, may require a significant amount of time and resources to address and may harm our company.

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

Our success depends on our ability to continually develop and market new and more technologically advanced products and enhancements.

The market for our products and the services is characterized by:

●	rapid technological advances like the development of new standards for communications protocols;

●	numerous introductions of new service providers, technological suppliers and other competitors; and

●	changing customer needs.

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

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services, and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement network security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. Such cybersecurity incident could include an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. They may use a wide variety of methods, which may include developing and deploying malicious software to attack our products third-party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

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

Our products and platform and our business are subject to a variety of European and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our products to comply with or enable our customers and channel partners to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

We and our customers that use our products may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data.

Similarly, many foreign countries and governmental bodies, including the European Union (“EU”) member states, have laws and regulations concerning the collection and use of personally identifiable information obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, IP addresses and other online identifiers.

For example, the General Data Protection Regulation (“GDPR”) took effect in the European Union on May 25, 2018. The GDPR enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to conduct business in the EU could be significantly impaired.

As well, we continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our solutions in certain jurisdictions, or subject us to sanctions, by national data protection regulators, all of which could harm our business, financial condition and results of operations.

Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our internal practices.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing U.S. federal and various state and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

Any failure or perceived failure by us, our products or our platform to comply with new or existing U.S., EU or other foreign privacy or data security laws, regulations, policies, industry standards or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business.

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

Although the majority of our revenues are denominated in U.S. dollars, or dollars, or $, approximately 19% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 62% of our expenses are denominated in Euro or linked to the Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the dollar. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the dollar. If the dollar cost of our operations in Israel and/or Romania increases, our dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business may be harmed.

Because our markets are constantly changing, the success of our business depends in large part upon the continuing contributions of our senior management. Specifically, continued growth and success largely depend on the managerial and technical skills of our founder, President and Chief Executive Officer, Ms. Monica Iancu, and other members of our senior management. Because the demand for highly qualified senior personnel exceeds the supply of this type of personnel, it will be difficult to replace members of our management if one or more of them were to leave us. If either Ms. Iancu or other members of the senior management team are unable or unwilling to continue their employment with us, our business may be harmed.

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

We are subject to ongoing costs and risks associated with being a public company, including potential lawsuits.

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

Since we are a public company in the United States, the cost of our directors’ and officers’ liability insurance has significantly increased over recent years, as a result of which we have decided not to renew such insurance. Instead, our directors and officers rely on indemnification agreements provided by us. Accordingly, any lawsuits against our directors and officers could result in expensive legal expenses, settlements and judgments that we would be required to bear, which would harm our financial condition.

Risks Relating to our Billing and Related Services Business

System disruptions and failures may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our billing systems are an integral part of our customers’ business operations. The continued and uninterrupted performance of these systems for our customers is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them.

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

If we experience loss of one or more existing billing customers, we may suffer a decrease in revenues, reputation and profitability.

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

Because some of our billing customers require highly complex implementations and we sell fixed price projects, we may underestimate the effort and time required to implement such projects, resulting in a lower or negative profit margin for such projects and the incurrence of contractual penalties for late performance. This could materially harm our results of operations.

In 2019, we derived 60% of our revenues from the sale of software and related services to telecommunications service providers. As projects become more complex, the risk for on-time and on-budget implementation increases. Each such contract may include penalties and potential liability for damages arising from late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to customer related reasons such as lack of resources, delay in the build-up of the customer’s network infrastructure or deferral in making implementation scope related decisions. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality, the on-site professional services effort needed to perform migration of data from a customer’s existing platform and to develop, test and implement the customizations specifically requested by the customer.

All the delays, either by us or by a third party, increase the cost of supplying the project and expose us to potential claims from customers and may decrease our revenues and could materially harm our profitability, business and results of operations.

From time to time, our billing software and the systems into which it is integrated contain undetected errors. This may cause us to experience a significant decrease in market acceptance and use of our software products and we may be subject to warranty and other liability claims.

From time to time, our billing software, as well as the systems into which it is integrated, contains undetected errors. Because of this integration, it can be difficult to determine the source of the errors. Also, from time to time, hardware systems we resell contain certain defects or errors. As a result, and regardless of the source of the errors, we could experience one or more of the following adverse results:

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

Risks Relating to our Messaging Business

Although we expect that the acquisitions of Message Mobile and GTX will result in synergies and other benefits to us, we may not realize those benefits because of difficulties related to integration, the achievement of synergies and other challenges.

We entered the mobile messaging business in 2019 with the acquisitions of Message Mobile and GTX. Prior to the completion of the acquisitions, we, Message Mobile and GTX operated independently, and there can be no assurances that our businesses can be combined in a manner that allows for the achievement of substantial benefits. The integration process will require significant time and resources, and we may not be able to manage the process successfully. If we are not able to successfully integrate the businesses of Message Mobile and GTX with ours or pursue our customer and product strategy successfully, the anticipated benefits of the acquisitions may not be realized fully or may take longer than expected to be realized. Further, it is possible that there could be a loss of our pre-acquisition or new key employees and customers, disruption of our ongoing businesses, unexpected issues, higher than expected costs and an overall post-completion process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in combining the operations of Message Mobile and GTX with ours in order to realize the anticipated benefits of the acquisitions so the combined company performs as the parties hope:

●	combining the companies’ corporate functions;

●	combining the businesses of Message Mobile and GTX with our business in a manner that permits us to achieve the synergies anticipated to result from the acquisitions, the failure of which would result in the anticipated benefits of the acquisitions not being realized in the time-frame currently anticipated or at all;

●	maintaining existing agreements with customers, distributors, providers, talent and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

●	determining whether and how to address possible differences in corporate cultures and management philosophies;

●	integrating the companies’ administrative and information technology infrastructure;

●	developing products and technology that allow value to be unlocked in the future;

●	evaluating and forecasting the financial impact of the acquisition transactions, including accounting charges; and

●	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of our management and resources may be focused on integration of the businesses of the companies and diverted from day-to-day business operations, which may disrupt our ongoing business and the business of the combined company.

We have incurred, and may continue to incur, significant, non-recurring costs in connection with the acquisition and integration of Message Mobile and GTX, including costs to maintain employee morale and to retain key employees. We cannot ensure that the elimination of duplicative costs or the realization of other efficiencies will offset the transaction and integration costs in the near term or at all.

Our messaging business depends on customers increasing their use of our messaging products, and any loss of customers or decline in their use of our products could materially and adversely affect our business, results of operations and financial condition.

Our ability to grow our mobile messaging business and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing messaging customers and to have them increase their usage of our messaging platform. If our customers do not increase their use of our messaging products, then our revenue may decline and our results of operations may be harmed. Messaging customers are charged based on the usage of our products. Most of these customers do not have long-term contractual financial commitments to us and, therefore, they may reduce or cease their use of our products at any time without penalty or termination charges. Messaging customers may terminate or reduce their use of our products for any number of reasons, including if they are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations. We cannot accurately predict customers’ usage levels, and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. If a significant number of messaging customers cease using, or reduce their usage of our products, it could harm our operations, financial reporting or financial results.

If we are unable to attract new messaging customers in a cost-effective manner, then our business, results of operations and financial condition would be adversely affected.

In order to grow our messaging business, we must continue to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our messaging products and platform, such as regional customer events and telemarketing campaigns. We will incur marketing expenses before we are able to recognize any revenue that the marketing initiatives may generate, and these expenses may not result in increased revenue or brand awareness. We may make significant expenditures and investments in new marketing campaigns, and we cannot guarantee that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective marketing programs, then our ability to attract new customers could be materially and adversely affected, our marketing expenses could increase substantially and our results of operations may suffer.

If we are unable to increase adoption of our messaging products by enterprises, our business, results of operations and financial condition may be adversely affected.

Our ability to increase the customer base of our messaging business, especially among enterprises, and achieve broader market acceptance of our messaging products will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel.

As we seek to increase the adoption of our messaging products by enterprises, we expect to incur higher costs and longer sales cycles. In the enterprise market segment, the decision to adopt our products may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and IT. In addition, while enterprise customers may quickly deploy our products on a limited basis before they will commit to deploying our products at scale, they often require extensive education about our products and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources. In addition, sales cycles for enterprises are inherently more complex and less predictable, and some enterprise customers may not use our products enough to generate revenue amounts that justify our cost to acquire such customers. In addition, these complex and resource intensive sales efforts could place additional strain on our product and engineering resources. Further, enterprises, including some of our customers, may choose to develop their own messaging solutions that do not include our products. They also may demand reductions in pricing as their usage of our products increases, which could have an adverse impact on our gross margin. As a result of our limited experience selling and marketing messaging products to enterprises, our efforts to sell to these potential customers may not be successful. If we are unable to increase the messaging revenue that we derive from enterprises, then our business, results of operations and financial condition may be adversely affected.

To deliver our messaging products, we rely on network service providers for our messaging services.

We currently interconnect with network service providers around the world to enable the use by our customers of our messaging products over their networks. We expect that we will continue to rely heavily on network service providers for these services going forward. Our reliance on network service providers has reduced our operating flexibility, ability to make timely service changes and control quality of service. In addition, the fees that we are charged by network service providers may change daily or weekly, while we do not typically change our customers’ pricing as rapidly.

Furthermore, many of these network service providers do not have long-term committed contracts with us and may terminate their agreements with us without notice or restriction. If a significant portion of our network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations or otherwise terminate these services, the delay caused by qualifying and switching to other network service providers could be time consuming and costly and could adversely affect our business, results of operations and financial condition. Further, if problems occur with our network service providers, it may cause errors or poor-quality communications with our products, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or poor quality communications on our messaging products, whether caused by our platform or a network service provider, may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition.

We may have to lower our prices for messaging products or change our pricing model from time to time.

We charge our customers based on their use of our messaging products. We expect that we may need to change our pricing from time to time. In the past we have sometimes reduced our prices either for individual customers in connection with long-term agreements or for a particular product. One of the challenges to our pricing is that the fees that we pay to network service providers over whose networks we transmit communications can vary daily or weekly and are affected by volume and other factors that may be outside of our control and difficult to predict. This can result in us incurring increased costs that we may be unable or unwilling to pass through to our customers, which could adversely impact our business, results of operations and financial condition.

Further, as competitors introduce new messaging products or services that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. Moreover, enterprises, which are a primary focus for our direct sales efforts for our messaging products, may demand substantial price concessions. In addition, if the mix of products sold changes, including for a shift to IP-based products, then we may need to, or choose to, revise our pricing. As a result, in the future we may be required or choose to reduce our prices or change our pricing model, which could adversely affect our business, results of operations and financial condition.

Defects or errors in our messaging products could diminish demand for these products, harm our business and results of operations and subject us to liability.

Our customers use our messaging products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers’ businesses and, in turn, hurt our brand and reputation. We provide regular updates to our messaging products, which may contain undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our messaging platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

We face a risk of litigation resulting from customer misuse of our messaging software to send unauthorized messages in violation of applicable laws.

The actual or perceived improper sending of messages with our messaging software may subject us to potential risks, including liabilities or claims relating to consumer protection laws. For example, the U.S. Telephone Consumer Protection Act of 1991 restricts telemarketing and the use of automatic SMS text messages without proper consent. The scope and interpretation of the laws that are or may be applicable to the delivery of messages are continually evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face direct liability.

In addition, if our customers’ use of our messaging products will not adhere to privacy regulations and messaging rules, they and us may be blocked from sending more messages through specific channels and may be fined for such conduct. Our failure to prevent such infringements could have a material adverse effect on our business.

If we experience loss of one or more existing customers, we may suffer a decrease in revenues, reputation and profitability.

A significant part of our messaging revenues is derived from servicing the messaging needs of the existing customer base of our messaging business. Customers of our messaging business may be acquired by other organizations and may replace our solutions with the buyer’s existing messaging provider services, cease operations due to lack of funding, or terminate their relationship with us due to their financial condition, loss of market share and competitive pricing, as occurred with customers of Message Mobile and GTX over the years. If one or more customers cease using our messaging products or services due to replacements or any other reason, our business and results of operations would suffer.

System disruptions and failures may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

We provide real time messaging services to our customers. The continued and uninterrupted performance of these services for our customers is critical to our success. Customers may become dissatisfied by any service failure that interrupts their business, which could lead them to stop using our messaging services. This could materially and adversely affect our reputation and business.

Changes to regulations or technology vendor rules could materially and adversely affect our business.

We use messaging technologies and products, such as SMS and WhatsApp, to deliver messages from our customers to consumers. Changes in rules and regulations may prevent us from using some services, which may block our ability to grow our services and have a material adverse effect on our business.

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

General

Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law and the regulations promulgated thereunder. Our principal executive offices are located at 2 HaCarmel Street, Yoqneam 20692, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is MIND Software, Inc. and its principal offices are located at 12520 Prosperity Drive, Suite 220, Silver Spring, MD 20904, USA.

Principal Capital Expenditures

During 2017, 2018 and 2019, the aggregate cash amount of our capital expenditures were $71 thousand , $46 thousand and $52 thousand , respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

B.	Business Overview

Overview

We develop, manufacture, market and implement real-time and off-line convergent billing and customer care software solutions for communication service providers, including traditional wireline and wireless, voice over IP, or VoIP, broadband IP network operators, wireless internet service providers, or WISPs, LTE operators, cable operators and mobile virtual network operators, or MVNOs.

Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as prepaid, postpaid and pay-in-advance payment models in a single platform. Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits. The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. Postpaid subscribers, including credit-limited and non-limited, retail or business customers, represent the loyal and the higher average revenue per user (ARPU), market. All services used by a postpaid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges. Our billing solution (MINDBill) is truly convergent and it includes our own integrated real-time mediation platform that provides interfaces with IP, Intelligent Networks, or IN, and traditional telecommunication equipment, our own provisioning platform and our own online charging solution (OCS).

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

In addition to our billing and customer care solutions, we offer unified communications analytics solutions and call accounting systems, which we call PhonEX ONE. PhonEX ONE is used by organizations around the world for call accounting, telecom expense management, traffic analysis and fraud detection. PhonEX ONE delivers a full-management solution including real-time and historical data dashboards, providing in-depth analysis of every session type specific to unified communications as well as traditional/VoIP PBXs, for monitoring and optimizing telephony communication networks and unified communications platforms. The flexible and scalable architecture of PhonEX ONE meets the needs of large enterprises, supporting an unlimited number of extensions, users and sites, it provides full functionality through a web browser, based on Microsoft SQL database and the advanced ASP.NET technology.

In addition, from 2019, following the acquisitions of Message Mobile and GTX, we offer enterprise messaging services, wholesale messaging services and mobile payment services.

Our enterprise mobile messaging platform enables enterprises to easily communicate with clients and partners via text / SMS, instant messaging or voice. The software may be integrated with the customers’ CRM or marketing automation platforms. The messaging services are used by businesses for direct communication with their customers for several reasons, such as customer care, notifications, appointments, OTPs (one-time passwords) and marketing.

Our wholesale mobile messaging business offers wholesale messaging services and messaging termination services on our software platform. The software is designed to provide advanced routing functionality enabling us to offer competitive wholesale and termination prices to other aggregators and service providers. The payment for the wholesale and termination services is based on volume (number of messages) and is being calculated and paid every month. In most cases, there are long-term contracts with other aggregators for the wholesale and termination services, but the prices are being negotiated ad-hoc based on demand.

Our mobile payment services to businesses are offered over a proprietary software platform. These services allow consumers (end users) to pay for their purchases via their mobile phone bill. The billing process is operated by us and is activated by the consumers either via a mobile message transaction (SMS) or via an online process (online billing).

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

Mobile Messaging

The global messaging market, via SMS and IP messaging, is growing, with new use cases added every year and enterprises moving their operation and marketing activities from traditional mail and email channels to mobile messaging technologies. Application to person, or A2P, messaging continues to grow as the most effective way for businesses to engage with consumers and is also believed to be the most trusted form of communication. Businesses across the world increasingly recognize that the mobile phone offers an unmatched means to engage with their consumers in a way that is attractive, direct and personalized. Cloud communications make it possible for businesses to leverage this opportunity in a way that is scalable and cost-efficient. Our Communications Platform as a Service, or CPaaS, provides simple APIs with well-defined ways to easily integrate messaging into the enterprise’s legacy systems (such as CRM) or our own applications. Our platform helps our customers to reduce costly in-house development and the need to negotiate complex commercial agreements with service providers.

Our Billing and Customer Care Solution

We develop, market and support real-time and off-line, scalable billing and customer care software, including mediation and rating, for providers of voice, data and content services that are designed to meet their complex, mission-critical provisioning, authentication, authorization, accounting and reporting needs. Our billing and customer care software provides our customers with the following benefits:

●	Real-Time Solution. Service providers require a system that enables authentication, authorization and accounting and, if needed, cut-off, all in real-time. We believe that the MIND solution is one of the few billing and customer care products that offers real-time functionality for both prepaid and postpaid billing plans, and that has a real-time rating engine able to support rating of voice, data and content services simultaneously;

●	Mediation and Service Fulfillment. IP and traditional networks that can offer voice, data, video and content services are based on various network elements each of which generates billable information. We believe that the MIND solution is one of the few billing and customer care products that provide real-time collection and correlation of various events from multiple sources that relate to the same session and convert them into billable records. In addition, the MIND solution enables end-to-end automated flow for service creation and activation, meaning that from the order for service handled by the customer care representative until the service activation, the activities that need to be completed are automatically fulfilled by MIND;

●	Scalability. Our billing solution (MINDBill) is designed to support millions of subscribers and at the same time it enables service providers to grow from accommodating a small number of subscribers to a large number of subscribers, primarily through the addition of hardware and licenses. Our solutions’ design allows a service provider to expand its infrastructure, business model and subscriber base without the need to replace its billing and customer care software; and

●	Improved Time to Market. MINDBill is modular, extensible software products, based on software architecture designed for easy adaptability and implementation. These features allow each of our customers to tailor our products to meet their individual needs in terms of the number of subscribers serviced and the variety of services provided. In addition, our products can be customized relatively quickly, enabling our customers to improve their time to market as they initially implement their networks and, later, as they add and modify the services they provide.

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers, to increase our presence in mobile messaging and to remain as profitable as possible in an increasingly competitive environment.

The key elements of our strategy to become a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers include:

●	Leverage our brand name recognition and technical expertise. We introduced our billing and customer care software in 1997. We believe that our early position in the market and our reputation for offering high quality, reliable billing and customer care software has provided us with brand name recognition. We intend to leverage our reputation, brand name and recognition in the wireline and wireless markets; and

●	Maintain and expand our technological expertise. We believe that our reputation in the market is due in large part to our technological expertise. We make significant investments in research and development to continually enhance our products to meet the changing needs in the telecom industry. We intend to continue our commitment to technology, both to enhance our existing products and to develop new products for growing markets.

The key elements of our strategy to increase our presence in mobile messaging include:

●	Expand through acquisitions. We believe that A2P messaging needs are increasing worldwide, be it in traditional text (SMS) or in IP messaging. This market is consolidating, as most of our competitors are very active and successful in executing their acquisition strategy. We believe that there are many small service providers that may be willing to be acquired. We intend to continue targeting potential acquisitions that could benefit our growth;

●	Provide multi-channel messaging solutions. We intend to continue to develop our platform to support multiple messaging channels such as SMS, WhatsApp, RCS, Telegram and others in order to provide to our customers multiple messaging options for personal mobile communication; and

●	Partner with vendors of enterprise business support systems. We believe that enterprises are looking for pre-integrated holistic solutions, and we intend to continue to integrate our messaging platform with other enterprise software, such as CRM and Marketing Automation, in order to provide our messaging services as part of their solution.

Billing and Customer Care Solutions

The key functionalities of our billing and customer care solutions are as follows:

●	Mediation. Providing real-time and batch event collection, interfacing with the voice, content, data, service delivery and routing network elements;

●	Provisioning. Setting up the ability of a subscriber to use services, enabling features and quantitative limits on network elements and legacy billing solutions;

●	Authentication & Authorization. Authenticate subscribers who connect to the network to use voice or data services, and authorize a particular usage by reviewing the type of service, the account balance, pre-rating the service and calculating the resulting cut-off parameters;

●	Accounting. When each session is completed, the rating engine calculates the amount to be charged to the subscriber and updates the balance of the account in real-time. In addition, the usage detail records are stored for invoicing and reporting;

●	Interconnect Billing. MINDBill generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

●	Roaming. MINDBill provides the ability to define and manage the required roaming contract terms and the applicable tariff plan for each roaming partner;

●	Virtual Providers. MINDBill allows carriers to have resellers of traffic under different brand names and manage them as Virtual Providers;

●	Multiple Services and Products Support. MINDBill allows operators to provide advanced voice, data, content and video services. Our product catalog allows bundling of groups of services into tailor-made packages with special rates, discounts and promotions;

●	Rating. MINDBill includes a flexible real-time rating engine that facilitates a wide variety of billing plans and tariff parameters. Our rating engine includes support for content-based rates, rates based on the day of the week, time of the day, call origin and destination and multi-currency rates for international services. It supports an unlimited number of free-unit and money-bundle, voucher-based payment models and much more;

●	Invoicing. MINDBill supports all stages of invoice generation, multiple billing cycles and invoice on demand. Invoices include usage details, monthly recurring charges, discounts and taxes. Invoices can be printed locally or exported to printing service bureaus, using a customizable invoice layout;

●	Account Receivables (A/R). MINDBill manages all A/R activities, monitors the A/R status online and ensures a continuous cash flow. It supports multiple payment methods: cash, check, credit and debit cards, vouchers and more. It offers a flexible open application server programming interface (API) for payments interfaces to banks and credit card clearing houses and has pre-integrated interfaces with major financial institutions, banks, clearinghouses and credit bureaus. The A/R module supports deposits life cycle management, including payments and refunds, dispute management and resolution, resulting in the appropriate adjustments. MINDBill identifies the ageing debt for every open invoice according to the company classification policy (30-60-90 days) and initiates the built-in debt collection process;

●	Collection procedures. The MINDBill flexible collection facility defines the collection policy using different collection paths. The solution provides full monitoring and control of the collection treatment (dunning process). It identifies customers with past due debts and ensures that they are handled in accordance with the company policy;

●	Subscriber Self-Care Web Interface. MINDBill includes a user-friendly subscriber web interface that allows subscribers to obtain real time information about their account, including invoice information, call details and payment history. Our solution also offers a set of APIs to facilitate seamless integration of an existing customer self-care application with our billing solution;

●	Customer Support Representative Web Interface. MINDBill includes a powerful and user-friendly customer support representative web interface that allows operators to perform customer care from any location;

●	Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers and even to non-subscribers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines, field service software, and address validation systems. POS main modules:

●	Sales Module – a PC and Tablet-based cashier station that facilitates services, equipment and accessories sales, returns and repairs, through an easy to use interface on a single receipt. It enables cash, check and credit card payments and supports cash drawer, credit card swipe, barcode reader and ribbon printer;

●	Resource Management Module – an inventory system that supports the operator’s warehouses and stores, automating the management and tracking of goods sold. It manages the equipment by serial number, status, and location, supporting the full goods life-cycle.

●	Business Processes Workflow Environment. MINDBill includes an automated business processes workflow engine to implement our customers’ unique business rules, creating tailored business processes such as managing subscriptions, order management, trouble tickets and debt collection. For example, a tailored account creation process may include account registration, package selection, provisioning and activation steps, it may involve different users from various departments, integration with external legacy systems and third-party services and more;

●	Call Management and Traffic Analysis Reports (CMS). This module allows service providers to generate reports and graphic analysis of usage activity. Information such as peak hours, usage loads or duration of sessions enables operators to analyze subscriber behavior and improve their marketing and business development strategies. In addition, the traffic analysis reports assist service providers in planning the growth and development of their networks; and

●	Monitoring. MINDBill includes a monitoring tool that enables 24x7 operational control, proactive monitoring and historical analysis of the behavior and well-being of our platform and the resources it is using, such as database and operating system. This tool can forward monitoring information to external network managing systems using simple network management protocol (SNMP).

Enterprise Software

Our enterprise product, known as PhonEX ONE, is used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. PhonEX ONE is a call management system that collects, records and stores all call information and enables:

●	to generate near real-time reports on the enterprise’s communication use;

●	monitor quality of experience;

●	track agent’s performance in contact centers;

●	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

●	allocate telephone expenses to specific departments, individual clients or projects.

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

Mobile Messaging

Following the acquisition of Message Mobile, we offer messaging and payment solutions to enterprise customers. We plan to expand the range of services we offer and the technological vehicles used to deliver them to our customers, and to increase the rate of new customer acquisition by facilitating self-registration and on-boarding for new customers, and by offering competitive pricing and quality services.

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

Our messaging and payment services are based on our modern, cloud-based messaging platform developed by Message Mobile. All types of messages and payments are served by this single technology platform.

Sales and Marketing

Sales

Billing and Customer Care Solutions

We conduct our sales and marketing activities primarily directly.

Enterprise Software

We conduct our sales and marketing activities primarily directly, as well as through appointed distributors and resellers throughout the world. We engage with our system integrators and equipment vendors for global marketing activities and responses to tenders.

Messaging

We conduct our sales and marketing activities primarily directly.

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

●	participating in industry trade shows and special events;

●	conducting ongoing public and press relations programs; and

●	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years Ended December 31,
	2017	2018	2019
	(dollars in thousands)
The Americas (total)	$12,995	$13,130	$12,030
Sale of Licenses	962	1,032	683
Services	12,033	12,098	11,347
Asia Pacific and Africa (total)	909	793	523
Sale of Licenses	202	212	168
Services	707	581	355
Europe (total)	3,181	3,328	8,839
Sale of Licenses	920	709	829
Services	2,261	2,619	8,010
Israel (total)	977	884	1,272
Sale of Licenses	357	198	618
Services	620	686	654
Total	18,062	18,135	22,664
Sale of Licenses	2,441	2,151	2,298
Services	15,621	15,984	20,366

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	Traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

●	Wireless telephony providers, LTE operators and MVNO’s, such as KDDI America, Inc. and Chat Mobility;

●	Cable providers that also offer voice services, such as EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Communications Ltd.

Enterprise Software

Our enterprise software products have been installed for a large base of customers worldwide, including international banking firms, global technology leaders, government agencies and other thousands of small to very large organizations.

Messaging and Payment Services

Our messaging and payment solutions are used by more than 100 enterprise customers, mostly in Germany.

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

Messaging and Payment

Our competition in the messaging and payment market comes from a few international companies, such as Sinch AB and CM.com, and from many small, local service providers in Germany. Our competitive advantage is based on a combination of technology and service – our ability and will to tailor our services to the needs of enterprise customers.

C.	Organizational Structure

Set forth below is a list of our significant subsidiaries:

●	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

●	MIND Software, Inc., a wholly owned subsidiary, incorporated in the State of Delaware;

●	MIND Software SRL., a wholly owned subsidiary of MIND Software Limited, incorporated in Romania.

●	MIND CTI GmbH, a wholly owned subsidiary, incorporated in Germany;

●	Message Mobile GmbH, a wholly owned subsidiary of MIND CTI GmbH, incorporated in Germany; and

●	GTX GmbH, a wholly owned subsidiary of MIND CTI GmbH, incorporated in Germany.

In 2017, we sold Dirot Comp SRL, a wholly owned subsidiary of ours incorporated in Romania, for approximately $1.2 million, and we recorded a net one-time capital gain of $0.9 million. We sold this subsidiary because the sole asset owned by it was a plot of land in Romania on which we had planned to build our own office building, and we came to the conclusion that it would be preferable to rent office space instead.

D.	Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 10,000 square feet at our Yoqneam headquarters. We also lease approximately 15,550 square feet in Iasi, Romania and approximately 7,400 square feet in Suceava, Romania. The offices in Iasi and Suceava are used primarily for software development and for customer support.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. Following the acquisitions completed during 2019 (see below), we, together with our subsidiaries, also provide enterprise messaging, communication and payment solutions.

On March 25, 2019, we acquired Message Mobile GmbH, a leading provider of enterprise messaging, communication and payment solutions, based in Germany, with more than 15 years’ experience in the mobile industry. Its messaging platform enables enterprises to easily communicate with clients and partners via text / SMS, voice and instant messaging services like WhatsApp, Facebook Messenger and Telegram. Message Mobile also offers mobile payment solutions that use phone bill charging for a wide range of applications, such as mobile parking payment.

On September 25, 2019, we acquired GTX GmbH, a company based in Germany offering global SMS services for B-2-B customers, providing business partners a robust and easy-to-use system to send SMS messages to end-users at the best possible quality and attractive pricing, acting as a one-stop-platform for clients aiming to extend their messaging activities on different channels, e.g., WhatsApp, Chatbot on Messenger and Rich Communication Services (RCS).

In 2019, 60% of our total revenues were derived from providing our billing and customer care software, 27% of our total revenues were derived from enterprise messaging and payment solutions and 13% of our total revenues were derived from providing our enterprise software. In 2019, license fees represented 10% of our total revenues and services represented 90% of our total revenues.

In 2019, no customer accounted for more than 10% of our total revenues. In 2018, two customers accounted for approximately 15% and 12% of our total revenues. In 2017, two customers accounted for approximately 16% and 12% of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

Consolidation in the telecom markets was not favorable to us in the last years, and we closed fewer deals than in previous years. Accordingly, we expect challenges in maintaining our profitability levels in the near term.

Our dividend policy is to declare a dividend distribution once per year, in the amount equal to our EBITDA for the preceding year plus financial income (expenses) minus taxes on income, subject to specific board approval and applicable law. Since 2003, our cash dividends amount to approximately $4.78 per share to (including the dividend declared in 2020 in respect of 2019). The amount per share that we distributed in 2018 and 2019 was $0.30 and $0.26, respectively, and a dividend of $0.24 per share was declared in March 2020. The board of directors’ decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. Our board of directors may decide to discontinue the dividend distribution in whole or in part at any time.

In previous reporting periods (until the year ended on December 31, 2018), we operated in one reportable segment (billing and related services). Following the acquisition of Message Mobile on March 25, 2019 (see above), management determined that we operate since that date in two reportable segments, the second one being messaging.

Revenues. In the billing and related services segment, we are paid license fees by our customers for the right to use our products, based on (i) traffic volume, which is measured by factors such as number of subscribers, and (ii) the functionality of the system, based on application modules that are added to the software. In relation to our professional services, other than maintenance services and managed services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. We also provide Agile development teams that perform solution enhancements, each dedicated for a period of time to a specific customer, for a fixed cost per person per month. Fees for maintenance services are based on a percentage of the solution fee and are paid annually, quarterly or monthly. Fees for managed services are primarily based on the number of subscribers or customers business volume and are paid monthly.

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

In the messaging segment, revenues are derived mainly from usage-based fees earned from customers using our messaging software platform. Usage-based fees are recognized as revenues in the period in which the usage occurs.

We also offer payment solutions where our customer can enable their customers (the end users) to pay for goods or services by charging their mobile phone account. For these services we are entitled to a share of the processed transactions/payment. Consequently, for the payment solutions transactions we recognize revenues on a “net basis” and only our share of the processed transactions are recognized as revenues.

We provide a revenue breakdown for our billing and customer care software, our messaging and payment solutions and our enterprise call management software. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.

Cost of Revenues. In the billing and related services segment, the cost of revenues consists primarily of direct labor costs and overhead expenses related to software installation and maintenance. Cost of revenues also includes, among other things, software license fees to third parties, primarily Oracle, hardware, travel expenses, packaging and shipping costs.

In the messaging segment, the cost of revenues consists primarily of fees paid to network providers. Our arrangements with the network service providers require us to pay fees based on the volume of text messages sent, as well as telephone numbers acquired by us to service our customers.

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

Financial Income (Expenses), Net. Our financial income (expenses), net consists mainly of interest earned on bank deposits and short-term investments, gains and losses from the change in value and realization of marketable securities, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars, net of financing costs, and bank charges.

Taxes on Income. See “Corporate Tax Rate” below.

A.	Operating Results

The following discussion of our results of operations for the years ended December 31, 2018 and 2019, including the percentage data in the following table, is based upon our statements of operations contained in our consolidated financial statements for those years, and the related notes thereto, included in Item 18:

	Years Ended December 31,
	2018	2019
	(% of revenues)
Revenues	100.0%	100.0%
Cost of revenues	33.9	44.7
Gross profit	66.1	55.3
Research and development expenses	20.7	18.5
Selling, general and administrative expenses:
Selling and marketing	7.0	5.4
General and administrative	8.9	9.2

Operating income	29.5	22.2
Gain on disposal of a subsidiary	-	-
Financial income (expenses), net	1.2	2.1
Income before taxes on income	30.7	24.3
Income tax expense .	2.4	2.0
Net income	28.3%	22.3%

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

Revenues

	Years Ended December 31,
	2018	2019	% Change
	(dollars in millions)
License sales	$2.1	$2.3	6.8
Professional services	16.0	20.4	27.4
Total revenues	$18.1	$22.7	25.0

Total revenues increased from $18.1 million in 2018 to $22.7 million in 2019, with the increase attributed to the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of $6.1 million during 2019, offset by a decrease in revenues from our existing lines of business.

Revenues from our billing and customer care solutions for service providers decreased from $14.9 million in 2018 to $13.6 million in 2019. The decrease was primarily due to some customers under maintenance, or managed services, that decided to exit their business and fewer new customers, each of which provided lower initial proceeds.

Revenues from our enterprise products decreased from $3.2 million in 2018 to $3.0 million in 2019. The decrease was primarily due to the trend of market decrease and we expect this trend to continue.

Revenues from licenses increased from $2.1 million in 2018 to $2.3 million in 2019. The increase was primarily attributed to an increase in the number of subscribers of our existing customers. The professional services significantly increased from $16.0 million in 2018 to $20.4 million in 2019, primarily as a result of the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of $6.1 million in 2019.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2018	2019
	(% of revenues)
The Americas	72.4	53.1
Asia Pacific and Africa	4.4	2.3
Europe	18.3	39.0
Israel	4.9	5.6
Total	100%	100%

Our revenues in the Americas decreased from $13.1 million in 2018 to $12.0 million in 2019. The decrease was primarily due to some customers under maintenance, or managed services agreements, that decided to terminate their contracts with us and to signing fewer new customers, each of which provided lower initial proceeds.

Our revenues in Europe significantly increased from $3.3 million in 2018 to $8.8 million in 2019. The increase was attributed to the inclusion of Message Mobile’s results of operations commencing from the second quarter of 2019 and GTX’s results of operations commencing from the fourth quarter of 2019, which together generated total revenues of $6.1 million in 2019, all in Europe, offset by lower revenues from existing customers in Europe. The percentage of total revenues in Europe significantly increased from 18.3% in 2018 to 39.0% in 2019, due to the same reason. Our revenues in Israel increased from $0.9 million in 2018 to $1.3 million in 2019, mainly due to the deployment of the new version of MINDBill to an existing customer in Israel, and as a percentage of total revenues increased from 4.9% in 2018 to 5.6% in 2019.

Cost of Revenues

	Years Ended December 31,
	2018	2019	% Change
	(dollars in millions)
Cost of sales of license	$0.08	$0.14	75.0
Cost of services	6.07	9.99	64.6
Total cost of revenues	$6.15	$10.13	64.7

Total cost of revenues in 2019 increased by $4.0 million, compared with 2018, mainly due to the inclusion of Message Mobile’s results of operations commencing from the second quarter of 2019 and GTX’s results of operations commencing from the fourth quarter of 2019, which generated cost of revenues of $4.6 million in 2019. The cost of licenses increased by $0.6 million as a result of the increase of licenses revenues.

Gross profit as a percentage of total revenues decreased from 66.1% in 2018 to 55.3% in 2019, mainly due to the inclusion of Message Mobile’s results of operations commencing from the second quarter of 2019 and GTX’s results of operations commencing from the fourth quarter of 2019.

Operating Expenses

	Years Ended December 31,
	2018	2019	% Change
	(dollars in millions)
Research and development	$3.7	$4.2	11.7
Selling and marketing	1.3	1.2	(3.4)
General and administrative	1.6	2.1	28.5
Total operating expenses	$6.6	$7.5	13.0

Research and Development. The increase in our research and development expenses by 11.7% in 2019, compared to 2018, was primarily due to the inclusion of Message Mobile’s results of operations commencing from the second quarter of 2019 and GTX’s results of operations commencing from the fourth quarter of 2019. Research and development expenses as a percentage of total revenues decreased from 20.7% in 2018 to 18.5% in 2019, primarily due to the increase in total revenues attributed to the acquisitions of Message Mobile and GTX and the fact that research and development in the messaging segment represents a lower percentage of total revenues in comparison to our billing segment.

Selling and Marketing Expenses. Selling and marketing expenses slightly decreased from $1.3 million in 2018 to $1.2 million in 2019, mainly attributed to the decrease in sales commission expenses resulting from the lower revenues in our billing segment. Selling and marketing expenses as a percentage of total revenues decreased from 7.0% in 2018 to 5.4 % in 2019, mainly due to the above-mentioned increase in total revenues, while the selling and marketing expenses remained substantially the same.

General and Administrative Expenses. General and administrative expenses increased from $1.6 million in 2018 to $2.1 million in 2019, mainly due to the inclusion of Message Mobile’s results of operations commencing from the second quarter of 2019 and GTX’s results of operations commencing from the fourth quarter of 2019, which generated general and administrative expenses of $0.2 million in 2019 and also from the cost of professional services and amortization of intangible assets as a result of these acquisitions. General and administrative expenses as a percentage of revenues slightly increased from 8.9% in 2018 to 9.2% in 2019 due to the increase in expenses, offset by the increase in total revenues.

Impairment of Goodwill. No impairment of goodwill was required following the impairment test performed during 2018 and 2019.

Financial Income (Expenses), net. In 2019, financial income consisted of interest income on short-term bank deposits and marketable securities in the aggregate amount of $408 thousand and gains from currency exchange rate fluctuations in the aggregate amount of $89 thousand, offset by bank charges in the aggregate amount of $14 thousand. In 2018, financial income consisted of interest income incurred mainly on short-term bank deposits and marketable and available-for-sale securities of $340 thousand , offset by currency exchange rate fluctuations in the aggregate amount of $107 thousand and bank charges in the aggregate amount of $11 thousand.

Income Tax Expense. Income tax expenses are comprised of current and deferred taxes. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included on our consolidated balance sheet. In 2019, our income tax expenses in the amount of $458 thousand included mainly taxes on income in Israel in the amount of $316 thousand and a decrease in deferred taxes in the amount of $2 thousand. In 2018, our income tax expenses in the amount of $438 thousand included mainly taxes on income in Israel in the amount of $396 thousand and a decrease in deferred taxes in the amount of $2 taxes.

For a comparison of the year ended December 31, 2018 to the year ended December 31, 2017, please refer to Item 5 in our annual report on Form 20-F, filed with the SEC on March 21, 2019.

Critical Accounting Policies

Revenue Recognition. The majority of our revenues consist of revenues generated from software licensing, sales of professional services, including integration and implementation, maintenance services, managed services and mobile messaging services.

We adopted ASC 606, “Revenue from Contracts with Customers”, on January 1, 2018, using the modified retrospective approach for all contracts not completed as of the date of adoption. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605, “Revenue Recognition”. ASC 606 requires an entity to evaluate revenue recognition by identifying a contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the entity satisfies a performance obligation. We apply the provisions of ASC 606, “Revenue from Contracts with Customers”, as follows:

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

iii)	Managed Services: Revenues from managed services include a monthly fee for services and a right to access our software and are recorded as service revenues. We do not provide the customer with the contractual right to take possession of the software at any time during the period under these contracts. The monthly fee is based mainly on the number of subscribers or customer’s business volume and the contracts include a minimum monthly charge. These revenues are recognized on a monthly basis when those services are satisfied.

iv)	Mobile Messaging Transactions: Certain of our subsidiaries provide mobile messaging services via text messages (SMS) and IP (Internet Protocol) messaging channels. Revenues from mobile messaging services are recognized when the messaging service has been rendered, i.e., the messages are delivered to recipient. The revenue amount is based on the price specified in the contract, net of discounts.

v)	Mobile Payments Services: One of our subsidiaries offers payment solutions where the customer can enable their consumers (the end users) to pay for goods and services by charging their mobile phone account. For these services we are entitled to a share of the processed transaction/ payment. Consequently, only our share of the processed transactions is recognized as revenues.

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

In previous reporting periods (until the year ended on December 31, 2018), we operated in one reportable segment. Consequently, goodwill was evaluated for impairment based on an evaluation of the fair value of our company as a whole. Following the acquisition completed on March 25, 2019, management determined that we operate in two reportable segments. Therefore, for 2019, goodwill was tested for impairment at the reporting unit level.

We perform annual testing for impairment of the goodwill during the third quarter of each year. As of September 30, 2019, the fair value of the reporting unit exceeded its carrying value.

Recently Issued Accounting Pronouncements

Effective January 1, 2019, we adopted ASC 842, “Leases”. In accordance with ASC 842, we first determine if an arrangement contains a lease and the classification of that lease, if applicable, at inception. ASC 842 requires the recognition of right-of-use assets and lease liabilities for our operating leases. We adopted ASC 842 using a modified retrospective transition method. Consequently, periods prior to January 1, 2019 were not restated.

We elected to adopt the package of practical expedients permitted under ASC 842. Therefore, we are not required to reassess: (i) whether any expired or existing contracts are or contain leases; (ii) the classification of any expired or existing leases; and (iii) initial direct costs for any existing leases.

As a result of adopting ASC 842, we recognized right-of-use assets and corresponding liabilities on our consolidated balance sheets, with no material impact to our consolidated statements of operations or consolidated statements of cash flows. Recently issued accounting pronouncements are described in Note 1(Significant Accounting Policies) and Note 4 (Leases) to our consolidated financial statements included in Item 18.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar (“dollar”). In 2019, the majority of our revenues were denominated in dollars. In addition, the majority of our cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

The Company and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at year-end exchange rates, and statement of operation’s items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

As of December 31, 2019, we had $6.5 million in cash and cash equivalents, and our working capital was $12.8 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are denominated in dollars.

Net Cash Provided by Operating Activities. Net cash provided by operating activities in 2019 was $6.7 million, attributable to our net income of $5.1 million, non-cash related items, net, in the amount of $0.3 million, a net increase in operating assets and liabilities items in the amount of $1.3 million. Net cash provided by operating activities in 2018 was $4.5 million, attributable to our net income of $5.1 million, non-cash related items, net, in the amount of $0.5 million, a net decrease in operating assets and liabilities items in the amount of $1.1 million.

The increase in net cash provided by operating activities of $2.2 million from 2018 to 2019 reflects mainly an increase of $1.3 million in operating assets and liabilities in 2019, compared with a decrease of $1.1 million in 2018.

Net Operating Working Capital

As of December 31, 2019, net operating working capital was $12.8 million, compared with $15.3 million as of December 31, 2018. The decrease of $2.5 million is mainly due to a decrease in cash and short-term investments used for the acquisitions of Message Mobile and GTX.

Cash Deposits

As of December 31, 2019, we had approximately $ 6.8 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2019, we held marketable securities of $2.0 million.

Net Cash Provided by/Used in Investing Activities. In 2019, we used cash of approximately $2.3 million for the acquisition of subsidiaries, we decreased our investments in short-term bank deposits by $2.0 million, and we decreased our investments in marketable securities by $2.5 million. In 2018, we increased our investments in short-term bank deposits by $2.6 million, and we decreased our investments in marketable securities by $1.8 million.

Net Cash Used in Financing Activities. In 2019, our financing activities used $5.1 million due to a cash dividend of $5.1 million. In 2018, our financing activities used $5.76 million due to a cash dividend of $5.8 million, offset by $0.04 million in proceeds from the exercise of employee stock options.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $52 thousand and $ 46 thousand in 2019 and 2018, respectively. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of $ 4.78 per share to our shareholders, including $0.30 per share in 2018, $0.26 per share in March 2019, and we declared a dividend of $0.24 per share in March 2020. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $4.2 million (or 18.5% of total revenues) in 2019.and $3.7 million (or 20.7% of total revenues) in 2018. The increase in 2019 was mainly due to the inclusion of Message Mobile’s results of operations commencing from the second quarter of 2019 and GTX’s results of operations commencing from the fourth quarter of 2019. Our engineering department comprised approximately 108 employees as of December 31, 2019.

D.	Trend Information

Our billing and customer care solutions target tier 2 and tier 3 service providers. The trend that we believe is currently driving the market is replacing multiple obsolete products with one convergent real time billing solution. The need for comprehensive billing solutions is also driven by the market trend that requires service providers to introduce new services rapidly, to be innovative in creating new product offers and to optimize business processes for maximum efficiency. Many service providers seek solutions that are implemented upon a native cloud architecture. However, we have not developed native cloud-based solutions, and this has harmed our competitive position.

The telecommunication market is undergoing consolidation and intensifying competition, and we have lost customers as a result of their exiting their business or consolidating their platform. Many operators that remain have very limited budgets. We expect that these trends will negatively impact our revenues, and more so our profitability, in 2020.

Another trend that we expect will have an impact on our business is the growing acceptance of Software as a Service (SaaS) model, as both carriers and enterprises are looking at different options of leveraging cloud solutions to fulfill their business needs. SaaS deals typically generate lower initial proceeds than license deals, which has adversely impacted our revenues. We expect this trend to continue.

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

With increasing adoption, the trend we expect in the messaging business is companies turning to Application to Person (A2P) messaging to reach and engage with their target audience in a reliable, fast and secure way. Essentially, A2P messaging allows an application to send a message (typically SMS or IP Messaging). Examples of these types of messages include bank alerts, shipping notifications from online stores, appointment reminders, promotional and loyalty program notifications and two-factor authentication one-time passcodes for account security.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Operating Lease Obligations	$1,368	$312	$702	$289	$65

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position

Monica Iancu	62	President and Chief Executive Officer, Director
Shoham Shitrit	40	Chief Financial Officer
Gilad Parness	51	Vice President, Enterprise Solutions
Oren Tanhum	49	Vice President, Professional Services
Shoval Cohen Nissan	45	Vice President, Information Technology
Rani Ron	48	Vice President, Customer Solutions and Innovation
Liviu Serea	65	General Manager, MIND Romania
Danny Engle	51	Vice President, Sales for North America
Mihail Rotenberg	68	Chairman of the Board of Directors
Meir Nissensohn	76	Director
Joseph Tenne	64	Director

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

Shoham Shitrit. Mr. Shitrit joined MIND in June 2019, bringing over ten years of experience in accounting and financial management in public companies. Before joining MIND, Shoham served as Company Controller of Elbit Systems Ltd. (NASDAQ: ESLT). Prior to that, he served for four years as Controller of Lumenis Ltd. (NASDAQ: LMNS). Prior thereto, Mr. Shitrit served for three years as a senior auditor at Ernst & Young (Israel). Mr. Shitrit holds a B.A. degree in Accounting and Economics from Bar- Ilan University and he is a Certified Public Accountant in Israel.

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

Oren Tanhum. Mr. Tanhum has served as our Vice President of Professional Services since 2016. He joined MIND in July 1997 as a software engineer and was involved in the development of all versions of our billing platform. Throughout his almost 20 years with us, he has been promoted in the R&D organization, filling leadership roles at various levels. Mr. Tanhum holds a B.A. degree in Mathematics and Computer Science from Haifa University.

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

Rani Ron. Mr. Ron has served as our Vice President, Customer Solutions and Innovation since July 2019. He joined MIND in 1999 as a product manager and was promoted in 2004 to Product Management Group Leader and in 2006 to Director of Product Management. From 1996 to 1999, Mr. Ron worked as a software engineer at Intel Development Center in Haifa, Israel. He holds a B.Sc. in Computer Science from the Technion, Israel Institute of Technology.

Liviu Serea. Mr. Serea has served as General Manager of our Romania office since January 2001. Before joining MIND, for over five years Mr. Serea managed a local company involved in hardware assembly, distribution and support. Mr. Serea holds a M.Sc. degree in Electronics and Telecommunications from the Politechnic Institute, Iasi, Romania.

Danny Engle. Mr. Engle has served as the Vice President of North American Sales for MIND Software, Inc. (formerly Sentori, Inc.) since 2005. Mr. Engle joined Sentori in 2003 as Director of Sales, and we acquired Sentori in 2005. Mr. Engle is responsible for Sales, Customer Account Management and Partner Relationship Management. Prior to joining Sentori, Mr. Engle was District Manager at Siebel Systems, a leading CRM solutions provider. Mr. Engle holds a B.S. degree in Business Administration from the University of Texas.

Mihail Rotenberg. Mr. Rotenberg has served as an independent director of our company since May 2008 and as our Chairman since May 2012. He is the founder of BreezeCOM Ltd., which merged to become Alvarion Ltd. Mr. Rotenberg served as the CEO of BreezeCOM from 1993 to 2000. From 2000 to 2005, Mr. Rotenberg served as President and CEO of Accessnet SA, a wireless internet service provider in Romania, which was sold in 2005 to Clearwire Inc. Mr. Rotenberg holds a Ph.D. degree from Polytechnic University, Bucharest, Romania.

Meir Nissensohn. Mr. Nissensohn has served as an independent director of our company since August 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012, having joined IBM Israel as a computer programmer in 1969. Since his retirement from IBM, he is involved in various business initiatives with venture capital funds and serves as a director at several companies, including O.R.T. Technologies (TASE: ORTC) and Top Ramdor Systems (TASE: TOPS). Mr. Nissensohn holds a B.Sc. degree in Industrial Engineering from the Technion, Israeli Institute of Technology, and a post graduate degree in Business Administration (Finance) and an M.B.A. degree, both from Tel Aviv University.

Joseph Tenne. Mr. Tenne has served as an independent director of our company since August 2014. Since May 2017, Mr. Tenne served as a financial consultant to Itamar Medical Ltd. (NASDAQ and TASE: ITMR). Mr. Tenne serves as a director at AudioCodes Ltd., at OPC Energy Ltd., at Sapir Corp Ltd. and at Ratio Oil Explorations (Finance) Ltd. From 2014 to 2017, Mr. Tenne served as the CFO and VP Finance of Itamar Medical Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC Israel”). Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

B.	Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2019 was $1.9 million, including $115,215 that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity-based compensation expenses.

During 2019, we granted to our executive officers under our option plans options to purchase 36,000 ordinary shares at exercise price of $0.003 per share. All these options expire in 2024.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary	Cash Bonus / Commissions(1)	Equity-Based Compensation(2)	All Other Compensation(3)	Total ($)
Monica Iancu	President and Chief Executive Officer	$240,000	$240,000		$41,974	$521,974
Shoham Shitrit	Chief Financial Officer (starting June 2019)	$47,921		$29,475	$18,166	$95,562
Danny Engle	Vice President of Sales, North America	$130,050	$293,827		$4,800	$428,677
Gilad Parness	Vice President, Enterprise Solutions	$95,899	$24,780		$36,125	$156,804
Shoval Cohen Nisaan	Vice President, Information Technology	$93,768	$24,807		$36,014	$154,589

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

On June 24, 2013, at our 2013 annual general meeting of shareholders, our shareholders approved a new compensation policy for directors and officers. In accordance with the Companies Law, the compensation terms of office holders of public companies are required to be determined in accordance with a compensation policy that is reviewed and approved at least one every three years. The compensation policy for directors and officers was updated and re-approved by our shareholders at our 2016, 2017, 2018 and 2019 annual general meetings.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure. The internal auditor must satisfy certain independence standards. Ms. Dana Gottesman-Erlich, C.P.A., partner of the accounting firm of BDO Israel, serves as our internal auditor.

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

D.	Employees

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2017	2018	2019
Approximate numbers of employees by geographic location
Israel	41	34	25
Romania	197	185	171
United States	2	2	2
Germany	-	-	16
Total workforce	240	221	214
Approximate numbers of employees by category of activity
General and administration	19	17	18
Research and development	151	144	138
Professional services and customer support	62	54	46
Sales and marketing	8	6	12
Total workforce	240	221	214

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, pension plans and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through Managers’ Insurance or a Pension Fund, as described below. The payments to the Managers’ Insurance fund or Pension Fund toward severance amount to 6% or 8.33% of base salaries. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for health insurance. The payments to the National Insurance Institute equal up to approximately 19.5% of base salaries, of which the employee contributes approximately two-thirds and the employer contributes approximately one-third. Our general practice in Israel is to contribute funds on behalf of all of our employees to Managers’ Insurance or a Pension Fund. Each employee who agrees to participate in the Managers’ Insurance plan contributes 6.0% of his or her base salary and we contribute 14.8% (and such contributions include contributions towards the severance component). Each employee who agrees to participate in the Pension Fund contributes 6.0% or 7.0% of his or her base salary and we contribute 14.8% or 15.8% (and such contributions include contributions towards the severance component). Another savings plan we offer some of our employees, although not legally required, is known as the Education Fund. Each employee who agrees to participate in the Advanced Studies fund contributes up to 2.5% of base salary and we contribute up to 7.5%.

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

As of March 1, 2020, Monica Iancu beneficially owned 3,316,265, or 16.67% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

We have established stock option plans to provide for the issuance of options to our directors, officers and employees. Our most recent share incentive plan was adopted by our shareholders at our 2011 annual general meeting (the “2011 Share Incentive Plan”). Under the 2011 Share Incentive Plan, our ordinary shares and/or options to purchase our ordinary shares may be issued from time to time to our directors, officers, employees, consultants and contractors at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. Unless otherwise is determined by our Board, any award granted under the 2011 Share Incentive Plan will have a four-year vesting schedule, such that 50% of the award will vest on the second anniversary of the commencement date and 25% of the award will vest on each of the third and fourth anniversaries of the commencement date.

As of March 1, 2020, options to purchase 352,000 ordinary shares were outstanding and options for 2,107,290 ordinary shares had been exercised. The options vest over four years, primarily commencing on the date of grant. Generally, options not previously exercised will expire five years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

On September 15, 2014, Ms. Iancu adopted a Rule 10b5-1 Sales Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 2,600,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of March 1, 2020, Ms. Iancu had sold 537,735 ordinary shares under the plan. The plan expired in September 2019.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2020, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	16.67%
Invesco Ltd. and affiliates	1,200,000	(3)	6.03%
Morgan Stanley and affiliates	1,154,774	(4)	5.80%

(1)	Based on 19,896,326 ordinary shares outstanding on March 1, 2020.

(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.

(3)	Based on a Schedule 13G filed with the SEC on February 14, 2017, Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and advises the Invesco European Small Company Fund, which owns the foregoing shares.

(4)	Based on a Schedule 13G filed with the SEC on February 13, 2020.

As of March 1, 2020, there were nine holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 16,956,919 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Dividend Policy

Our dividend policy is distribute a cash dividend once in each calendar year, in the amount equal to our EBITDA plus financial income (expenses) minus taxes on income. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2019.

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

Election of Directors

The ordinary shares do not have cumulative voting rights in the election of directors. Thus, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders. Our board of directors is divided into three classes of directors serving staggered three-year terms.

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

We have agreed to exempt from liability and indemnify our office holders to the fullest extent permitted under the Companies Law. We currently do not maintain directors and officers liability insurance for the benefit of our office holders.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 23% for the 2019 tax year and future years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

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

The new incentive regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including all of the following:

●	The company’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $20 million) per year; and

●	The company must satisfy one of the following conditions:

●	at least 20% of the workforce (or at least 200 employees) are employed in R&D;

●	a venture capital investment in an amount approximately equivalent to at least NIS 8 million was previously made in the company, and the company has not changed its business following such investment; or

●	growth in sales or workforce by an average of 25% over the three years preceding the applicable tax year, and the company’s total revenue was at least NIS 10 million or at least 50 employees are employed by the company over the three years preceding the applicate tax year.

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

Dividends Taxation

When dividends are distributed from the Preferred Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. Further information with regard to taxation of dividends can be found in Note 8 of our Consolidated Financial Statements.

We paid dividends to our shareholders in the amount of $6.2 million in 2017, $5.8 million in 2018 and $5.1 million in 2019. In March 2020, we declared a dividend of approximately $4.8 million and withholding tax held at a rate of 20%.

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

Shareholders that are individuals who have taxable income that exceeds NIS 640,000 in a tax year (linked to the CPI each year, which amounts to NIS 649,560in the 2019 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.- Israel Tax Treaty”), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) the Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel or (iii) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who does not meet the above conditions will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

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

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Israeli Tax Considerations - Dividend Taxation.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2019.

Currency	Current Monetary Assets (Liabilities)-Net
(dollars in thousands)
NIS	$365
EURO	416
Romanian RON	(217)
Other non-dollar currencies	170
$734

Our annual expenses paid in NIS are approximately $4.3 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the dollar by 1% would result in an increase in our operating expenses by approximately $43 thousand for the year ended December 31, 2019.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2019, we held short term investments (mainly highly rated municipal bonds) of $2.0 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.2 million.

As of December 31, 2019, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.	Description of Securities Other Than Equity Securities

None.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2019. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2019 and concluded that our internal control over financial reporting was effective as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2019 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

At the annual meeting held on May 26, 2019, our shareholders re-appointed Brightman Almagor Zohar & Co., certified public accountants in Israel and a firm in the Deloitte Global Network, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years Ended December 31,
	2018	2019

Audit Fees	$80,261	$84,163
Audit-Related Fees	-	-
Tax Fees	-	-
Total	$80,261	$84,163

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-28 of this annual report attached hereto.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2**	Articles of Association, as amended
2(d)	Description of Ordinary Shares
4.1***	MIND 1998 Share Option Plan
4.2***	MIND 2000 Share Option Plan
4.3****	MIND 2011 Share Incentive Plan
4.4*****	Compensation Policy of Directors and Officers, dated May 26, 2019
8	List of Subsidiaries
11****	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets at December 31, 2019 and 2018;
(ii)	Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017;
(iii)	Consolidated Comprehensive Income for the years ended December 31, 2019, 2018 and 2017;
(iv)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017;
(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and
(vi)	Notes to Consolidated Financial Statements, tagged as blocks of text

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President & CEO
Date:	March 18, 2020

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MIND C.T.I. LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MIND C.T.I. Ltd. and its subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1L to the financial statements, effective January 1, 2019, the Company adopted the new standard related to leases using the modified retrospective approach.

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

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 18, 2020

We have served as the Company’s auditor since 2009.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 1 9	2 0 1 8
	Note	U.S. dollars in thousands except per share data
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	9a	$6,479	$2,739
Short-term bank deposits	9a	6,795	8,714
Marketable securities	2	1,916	4,352
Accounts receivable, net:
Trade		3,082	2,130
Other	9b	577	560
Prepaid expenses		224	209
Inventories		4	4
Total current assets		19,077	18,708

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	2	129	105
Long-term bank deposits	9a	-	98
Severance pay fund	6	1,725	1,439
Deferred income taxes	8c	36	34
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3	167	164
RIGHT-OF-USE ASSETS, net of accumulated depreciation	4	1,290	-
INTANGIBLE ASSETS, net of accumulated amortization	5a	761	-
GOODWILL	5b	7,910	5,430
Total assets		$31,095	$25,978

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$2,066	$147
Other	9c	2,048	1,501
Current maturities of lease liabilities	4	292	-
Deferred revenues		1,892	1,788
Total current liabilities		6,298	3,436

LONG-TERM LIABILITIES:
Deferred revenues		103	43
Lease liabilities, net of current maturities	4	983	-
Accrued severance pay	6	1,775	1,517
Total liabilities		9,159	4,996

SHAREHOLDERS’ EQUITY:	7
Share capital - Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares at December 31, 2019 and 2018; Issued: 21,660,010 shares at December 31, 2019 and 2018; Outstanding: 19,896,326 and 19,439,218 shares at December 31, 2019 and 2018, respectively		54	54
Additional paid-in capital		27,050	26,404
Accumulated other comprehensive loss		(884)	(877)
Accumulated deficit		(3,080)	(3,084)
Treasury shares – 1,763,684 and 2,220,792 shares at December 31, 2019 and 2018, respectively		(1,204)	(1,515)
Total shareholders’ equity		21,936	20,982

Total liabilities and shareholders’ equity		$31,095	$25,978

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2 0 1 9	2 0 1 8	2 0 1 7
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$2,298	$2,151	$2,441
Services		20,366	15,984	15,621
Total revenues		22,664	18,135	18,062
COST OF REVENUES
Cost of sales of licenses		140	80	238
Cost of services		9,986	6,066	6,795
Total cost of revenues		10,126	6,146	7,033

GROSS PROFIT		12,538	11,989	11,029

OPERATING EXPENSES:
Research and development		4,186	3,747	3,417
Selling and marketing		1,225	1,268	1,250
General and administrative		2,087	1,624	1,676
Total operating expenses		7,498	6,639	6,343

OPERATING INCOME		5,040	5,350	4,686

GAIN ON DISPOSAL OF A SUBSIDIARY		-	-	893

FINANCIAL INCOME, net	10b	483	222	630

INCOME BEFORE TAXES ON INCOME		5,523	5,572	6,209

TAXES ON INCOME	8	458	438	597

NET INCOME		$5,065	$5,134	$5,612

EARNINGS PER SHARE - in U.S. dollars:	10c
Basic		$0.26	$0.27	$0.29
Diluted		$0.25	$0.27	$0.29

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS
PER SHARE – in thousands	10c
Basic		19,746	19,344	19,292
Diluted		19,962	19,561	19,559

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

NET INCOME	$5,065	$5,134	$5,612

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) from available-for-sale securities	-	(73)	63
Translation adjustments	(7)	-	-
Total other comprehensive income (loss)	(7)	(73)	63

TOTAL COMPREHENSIVE INCOME	$5,058	$5,061	$5,675

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	of shares		paid-in	comprehensive	Accumulated	Treasury
	outstanding	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2017	19,261	$54	$25,998	$(867)	$(2,293)	$(1,607)	$21,285
CHANGES DURING 2017:
Comprehensive income	-	-	-	63	5,612	-	5,675
Dividend paid (Note 7c)	-	-	-	-	(6,173)	-	(6,173)
Employees share based compensation expenses	-	-	182	-	-	-	182
Exercise of options issued to employees from treasury shares	46	-	-	-	-	53	53

BALANCE AS OF DECEMBER 31, 2017	19,307	54	26,180	(804)	(2,854)	(1,554)	21,022

CHANGES DURING 2018:
Comprehensive income (loss)	-	-	-	(73)	5,134	-	5,061
Dividend paid (Note 7c)	-	-	-	-	(5,799)	-	(5,799)
Employees share based compensation expenses	-	-	224	-	-	-	224
Exercise of options issued to employees from treasury shares	132	-	-	-	-	39	39
Cumulative effect of adoption of new accounting pronouncements	-	-	-	-	435	-	435

BALANCE AS OF DECEMBER 31, 2018	19,439	54	26,404	(877)	(3,084)	(1,515)	20,982

CHANGES DURING 2019:
Comprehensive income (loss)	-	-	-	(7)	5,065	-	5,058
Dividend paid (Note 7c)	-	-	-	-	(5,061)		(5,061)
Employees share based compensation expenses	-	-	200	-	-	-	200
Shares issued in respect of acquisition of a subsidiary from treasury shares (Note 1a)	349	-	519	-	-	238	757
Exercise of options issued to employees from treasury shares	108	-	(73)	-	-	73	-

BALANCE AS OF DECEMBER 31, 2019	19,896	$54	$27,050	$(884)	$(3,080)	$(1,204)	$21,936

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,065	$5,134	$5,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	151	84	104
Deferred income taxes, net	(2)	(2)	63
Accrued severance pay	111	113	(145)
Unrealized loss (gain) from marketable securities	(93)	78	30
Realized loss (gain) on sale of marketable securities, net	(24)	(32)	25
Employees share-based compensation	200	224	182
Gain on disposal of subsidiary	-	-	(893)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	805	(750)	(141)
Other	187	350	(680)
Decrease (increase) in prepaid expenses	(15)	138	(28)
Decrease in inventories	-	-	1
Increase (decrease) in accounts payable and accruals:
Trade	138	34	62
Other	20	664	(396)
Change in operation lease liability	(15)	-	-
Increase (decrease) in deferred revenues	153	(1,569)	(1,050)
Net cash provided by operating activities	6,681	4,466	2,746

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of (investment in) marketable securities, net	2,529	1,846	(798)
Acquisition of subsidiaries	(2,310)	-	-
Purchase of property and equipment	(52)	(46)	(71)
Severance pay funds	(139)	(105)	93
Proceeds from (investment in) short-term bank deposits	2,017	(2,612)	(1,170)
Proceeds from sale of subsidiary	-	-	1,169
Net cash provided by (used in) investing activities	2,045	(917)	(777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	-	39	53
Dividend paid	(5,061)	(5,799)	(6,173)
Net cash used in financing activities	(5,061)	(5,760)	(6,120)

Translation adjustments on cash and cash equivilents	11	-	-

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	3,676	(2,211)	(4,151)

BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	2,803	5,014	9,165

BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$6,479	$2,803 *	$5,014

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES:
Taxes paid (refunded)	$12	$(19)	$935
Shares issued in respect of acquisition of a subsidiary from treasury shares	$757	$-	$-

* Total cash and cash equivalents of $2,739 and restricted cash of $64 that included in other receivables.

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	Nature of operations:

MIND C.T.I. Ltd. (the “Company”) is an Israeli company which, together with its subsidiaries, provides integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis, and fraud detection.

Following the acquisitions completed during the year ended December 31, 2019 (see (2) below), the Company, through its new subsidiaries, also provides enterprise messaging, communication and payment solutions.

The Company has wholly-owned subsidiaries in the United States (“MIND Software Inc.”), Romania (“MIND Software Srl”), U.K. (“MIND Software Limited”) and Germany (“MIND CTI GmbH”, Message Mobile GmbH and GTX Messaging GmbH).

2)	Acquisitions:

Acquisition of Message Mobile GmbH (“Message Mobile”)

On March 25, 2019, the Company acquired 100% of the outstanding shares of a German based company, Message Mobile, for a total consideration of approximately $3.0 million, $2.25 million was paid in cash and approximately $0.75 million was paid in shares. Message Mobile is a leading provider of enterprise messaging, communication and payment solutions.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired, and liabilities assumed in a business combination will be recognized at their fair values as of the acquisition date.

The Company recorded core technology, customer relationships and goodwill in an amount of approximately $0.3 million; $0.55 million and $2.2 million, respectively. The estimated useful life of the core technology and customer relationships are 10.75 years and 5.75 years, respectively.

The results of Message Mobile’s operations have been included in the consolidated financial statements commencing the second quarter of 2019.

Acquisition of GTX Messaging GmbH (“GTX”)

On September 25, 2019, the Company acquired 100% of the outstanding shares of a German based company, GTX, for a total consideration of EUR 250 thousand in cash (approximately $273 thousand). GTX is a provider of enterprise messaging communication.

The acquisition was accounted for as a business combination, therefore the Company recorded goodwill in an amount of approximately $0.2 million.

The results of GTX operations have been included in the consolidated financial statements commencing the fourth quarter of 2019.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3)	Accounting principles:

The consolidated financial statements were prepared in accordance with the United States Generally Accepted Accounting Principles (“GAAP”).

4)	Use of estimates in preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company’s consolidated financial statements relate to amortization of intangible assets and the impairment of goodwill.

5)	Functional currency:

The currency of the primary economic environment in which the operations of the Company and certain subsidiaries are conducted is the U.S. dollar (“dollar” or “$”). Most of the Company’s revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, the majority of the Company’s cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the U.S. dollar (“dollar”).

The Company and certain subsidiaries transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at year-end exchange rates and statement of operation’s items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Business combination:

The Company includes the results of operations of the businesses that are acquired as of the acquisition date. The Company allocates the purchase price of acquisitions to the assets acquired and liabilities assumed, based on the estimated fair values. The excess of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Acquisition related costs are recognized separately from the business combination and are expensed as incurred.

d.	Comprehensive income (loss):

The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

e.	Segment reporting:

The chief operating decision maker (the “CODM”) of the Company is the President and Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

In previous reporting periods (until the year ended on December 31, 2018), the Company operated in one reportable segment. Following the acquisitions completed during the year ended December 31, 2019 (see a(2) above), management has determined that the Company operates in two reportable segments commencing from the date of acquisitions (see Note 11).

f.	Cash equivalents:

The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

g.	Fair value of financial instruments:

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

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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

h.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. These deposits are presented at cost and earn interest at market rates.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I.	Marketable securities:

Marketable securities are classified as “financial assets held at fair value through profit or loss” when held for trading or are designated upon initial recognition as financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are shown at fair value. Any gain or loss arising from changes in fair value, including those originating from changes in exchange rates is recognized in profit or loss in the period in which the change occurred. Net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

Available-for-sale investments are classified within short-term investments, or long-term investments, based on the remaining maturity of the investment, and are reported at fair value, with unrealized gains and losses, net of tax, presented as a separate component of shareholders’ equity within accumulated other comprehensive income. All realized gains and losses and unrealized losses resulting from declines in fair value that are other-than-temporary are recorded in financial expenses, net in the period of occurrence. The Company uses the specific identification method to determine the realized gains and losses on investments. For all investments in marketable securities, the Company assesses whether the impairment is other-than-temporary. If the fair value of a security is less than its amortized cost basis, an impairment is considered other-than-temporary if (i) the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (ii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on condition (i), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (ii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income or loss. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized losses, credit ratings, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist. See also Note 2.

j.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories consist of acquired hardware.

k.	Long-term bank deposits:

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost and earn interest at market rates.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

l.	Leases:

Effective January 1, 2019, the Company adopted ASC 842, “Leases”. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. ASC 842 requires the recognition of right-of-use assets and lease liabilities for the Company’s operating leases.

The Company adopted ASC 842 using a modified retrospective transition method. Consequently, periods prior to January 1, 2019 were not restated.

The Company elected to adopt the package of practical expedients permitted under ASC 842. Therefore, the Company is not required to reassess: (i) whether any expired or existing contracts are or contain leases; (ii) the classification of any expired or existing leases; and (iii) initial direct costs for any existing leases.

As a result of adopting ASC 842, the Company recognized right-of-use assets and corresponding liabilities on its consolidated balance sheets, with no material impact to its consolidated statements of operations or consolidated statements of cash flows (see Note 4).

m.	Property and equipment:

These assets are stated at cost, less accumulated depreciation and amortization.

The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%
Computers and electronic equipment	15-33
(mainly 33)
Office and furniture equipment	6-7
Motor vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

n.	Intangible assets:

Intangible assets with definite lives are amortized over their estimated useful lives using the straight-line method, at the following annual periods ranges:

Years
Core technology	10.75
Customer relationships	5.75

o.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under ASC 350, “Intangibles – Goodwill and Others”, goodwill is not amortized but rather tested for impairment at least annually.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company performed the annual impairment tests during the third quarter of 2019, 2018 and 2017 and did not identify any indication for impairment losses (see Note 5b).

p.	Income taxes:

The Company accounts for income taxes, in accordance with the provisions of ASC 740, “Income Taxes”, under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

Deferred tax liabilities and assets are classified as non-current.

For uncertain tax positions, the Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expenses.

q.	Revenue recognition:

The Company’s revenues consist of revenues generated from software licensing, sales of professional services including integration and implementation, sales of third-party hardware and software, maintenance services, managed services, mobile messaging services and training.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted ASC 606, “Revenue from Contracts with Customers”, on January 1, 2018 using the modified retrospective approach for all contracts not completed as of the date of adoption. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605, “Revenue Recognition”. The adoption of ASC 606 represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company’s software licenses, maintenance and services. ASC 606 requires an entity to evaluate revenue recognition by identifying a contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the entity satisfies a performance obligation.

The Company recorded an increase to accumulated deficit of $435 thousand on January 1, 2018 due to the cumulative effect of the initial adoption of ASC 606.

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

As of December 31, 2019, the aggregate amount of the remaining performance obligations was approximately $11.3 million. The Company expects to recognize the majority of the revenue of remaining performance obligation over the next 12 months.

The Company applies the provisions of ASC 606, as follows:

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

iv)	Mobile Messaging Transactions

Certain of the Company’s subsidiaries provide mobile messaging services, via text messages (SMS) and IP (Internet Protocol) messaging channels. Revenues from mobile messaging services are recognized when the messaging service has been rendered, i.e., the messages are delivered to recipient. The revenue amount is based on the price specified in the contract, net of discounts and value added taxes.

v)	Mobile Payments Services

One of the Company’s subsidiaries offers payment solutions where the customer can get their consumers (the end users) to pay for services by charging their mobile phone account. For these services the Company is entitled to a share of the processed transaction/ payment. Consequently, only the Company’s share of the processed transactions are recognized as revenues.

r.	Research and development expenses:

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

s.	Allowance for doubtful accounts:

The allowance is determined for specific debts doubtful of collection.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

t.	Share-based compensation:

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

u.	Earnings per share (“EPS”):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury stock method.

v.	Treasury shares:

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company, under “Treasury shares”.

w.	Concentration of credit risks:

Most of the cash and cash equivalents of the Company and its subsidiaries are deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company’s revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

x.	Recently issued accounting pronouncements:

In August 2018, the Financial Accounting Standards Board (the “FASB”) issued new guidance related to the disclosure requirements for fair value measurements. This guidance modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures and is effective for the first interim period within annual fiscal years beginning after December 15, 2019 (fiscal year 2020 for the Company). Early adoption related to modifying existing disclosures is permitted while delaying adoption of the additional disclosures until the effective date. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued new guidance related to the disclosure requirements for defined benefit pension or other postretirement plans. This guidance modifies the disclosure requirements for defined benefit plans by removing, modifying, and/or adding certain disclosures and is effective for fiscal years beginning after December 15, 2020 (fiscal year 2021 for the Company) with early adoption permitted. These amendments must be applied on a retrospective basis for all periods presented. The Company is currently evaluating how this guidance will impact the disclosures related to its defined benefit plans.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MARKETABLE SECURITIES

	December 31,
	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

Short-term marketable securities (a):
Municipal bond	$1,346	$3,325
Corporate bond	570	1,027
Total	$1,916	$4,352

Long-term marketable security - bond (b)	$129	$105

(a)	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated BBB- or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio, based on quoted prices in active markets.

(b)	As of December 31, 2019 and 2018, the Company held a long-term bond which is classified as available-for-sale security and presented at fair value. The fair value of the available-for-sale security is based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC 820, “Fair Value Measurement”).

NOTE 3 - PROPERTY AND EQUIPMENT, NET

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

Computers and electronic equipment	$1,794	$1,892
Office furniture and equipment	155	155
Vehicles	109	122
Leasehold improvements	22	22
	2,080	2,191
Less - accumulated depreciation and amortization	(1,913)	(2,027)
	$167	$164

b.	Depreciation expenses totaled $55 thousand, $84 thousand and $104 thousand in the years ended December 31, 2019, 2018 and 2017, respectively.

Property and equipment, net - by geographical location:

	December 31,
	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

Israel	$60	$76
Romania	94	88
Germany	13	-
Total	$167	$164

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LEASES

The following represents the aggregate right-of-use assets and related lease liabilitiesas of December 31, 2019:

U.S. dollars in thousands
Amounts recognized in the consolidated balance sheet as of December 31, 2019:
Right-of-use assets, net	$1,290
Current liabilities	$292
Long-term liabilities	983
Total operating leased liabilities	$1,275

The weighted average lease term and weighted average discount rate as of December 31, 2019 were as follows:

Weighted average lease term
Operating leases	5.2 years
Weighted average discount rate
Operating leases	6.8%

The future cash flows related to the operating lease liabilities as of December 31, 2019 were as follows:

U.S. dollars in thousands
Years ending December 31:
2020	$312
2021	234
2022	234
2023	234
2024	189
Thereafter	165
Total lease payments (undiscounted)	1,368
Less – discount to net present value	(93)
Present value of lease liabilities	$1,275

NOTE 5 - GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Definite-lived other intangible assets:

December 31, 2019
U.S. dollars in thousands

Core technology	$312
Customer relationships	545
857
Less – accumulated amortization	(96)
Other intangible assets, net	$761

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Goodwill

	Year ended December 31, 2019
	Billing and related services	Messaging	Total
	U.S. dollars in thousands

Balance as of January 1, 2019	$5,430	$-	$5,430
Acquisitions	-	2,466	2,466
Functional currency translation adjustments	-	14	14
Balance as of December 31, 2019	$5,430	$2,480	$7,910

NOTE 6 - SEVERANCE PAY

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

The Company has entered into an agreement with some of its employees implementing Section 14 of the Israeli Severance Pay Law, 1963 and the general approval of the Minister of Labor, Social Affairs and Social Services dated June 30, 1998, issued in accordance with such Section 14. The agreement mandates that upon termination of such employees’ employment, all the amounts accrued in their severance funds, pensiom funds and by the insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet, as the severance pay risks have been irrevocably transferred to the severance funds, pension fumds and isnsurance companies.

The amounts accrued and the portions funded, with severance pay funds, pension funds and by the insurance policies are reflected in the financial statements as follows:

	December 31,
	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

Accrued severance pay	$1,775	$1,517
Less - amounts funded (presented in “investment and other non-current assets”)	(1,725)	(1,439)

Unfunded balance	$50	$78

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The severance pay expenses were $140 thousand, $134 thousand and $113 thousand in the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 7 - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Market, under the symbol MNDO.

b.	Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2019, the remaining treasury shares are 1,763,684 which amounted to $1,204 thousands, after issuance of shares upon exercise of options granted to employees and issuance of shares as part of the acquisition of Message Mobile in the year ended December 31, 2019 (see Note 1a) from treasury shares in the amount of $311 thousand, $39 thousand and $53 thousand in the years ended December 31, 2019, 2018 and 2017 respectively.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2019, 2018 and 2017 were $0.26, $0.30 and $0.32, respectively.

The Company paid dividends to its shareholders in the amounts of $5.1 million, $5.8 million and $6.2 million during the years ended December 31, 2019, 2018 and 2017, respectively.

d.	Stock option plan:

In 2011, the Board of Directors and the Company’s shareholders approved a share incentive plan (the “2011 Share Incentive Plan”). Under the 2011 Share Incentive Plan, options for up to 1,800,000 ordinary shares of NIS 0.01 par value can be granted to employees, directors, consultants or contractors of the Company and its subsidiaries.

Each option can be exercised to purchase one ordinary share. Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the abovementioned plan vest over 2-4 years. Options not exercised will expire five years after the day of grant.

The compensation costs charged against income for all of the Company’s equity incentive plans during the years ended December 31, 2019, 2018 and 2017 were approximately $200 thousand, $224 thousand and $182 thousand, respectively.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

1)	The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2019, 2018 and 2017, and changes during the years ended on those dates:

	Years ended December 31,
	2 0 1 9		2 0 1 8		2 0 1 7
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at the beginning of year	674,200	$1.460	813,100	$1.490	875,500	$1.600
Changes during year:
Granted (a)	156,000	$0.003	118,000	$0.003	90,000	$0.650
Exercised	(108,200)	$0.003	(131,800)	$0.003	(46,000)	$1.150
Forfeited	(90,000)	$0.003	(74,100)	$0.500	(78,400)	$1.410
Expired	(280,000)	$2.947	(51,000)	$2.950	(28,000)	$2.950
Options outstanding at the end of year	352,000	$0.23	674,200	$1.46	813,100	$1.490

Options exercisable at the end of year	34,000	$1.49	350,000	$2.630	303,000	$2.900

Weighted average grant date fair value of options granted during the year (b)		$1.31		$1.46		$1.30

(a)	In the years ended December 31, 2019 and 2018, the options were granted with an exercise price equal to par value of NIS 0.01.

In the year ended December 31, 2017, the options were granted with an exercise price equal to the average closing price per share of the Company’s ordinary shares on the stock market during the 30-day trading period immediately preceding the date of grant of such option, or with an exercise price equal to par value of NIS 0.01.

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option pricing model with the following assumptions:

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Dividend yield	11%	11%	11%
Expected volatility*	25%	28%	35%
Average risk-free interest rate	1.86%	2.6%	1.9%
Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2019, there were approximately $408 thousand of total unrecognized compensation costs, net of expected forfeitures, related to unvested share-based compensation awards granted under the 2011 Share Incentive Plan. The costs are expected to be recognized over a weighted average period of 1.42 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2019:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	at	remaining	average	at	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2 0 1 9	life	price	2 0 1 9	life	price
		Years			Years

$0.003	320,000	3.65	$0.003	14,000	2	$0.003
$2.425 – 2.688	32,000	1.9	$2.49	20,000	1.64	$2.53

The total intrinsic value of options exercised during the years ended December 31, 2019, 2018 and 2017 were approximately $115 thousand, $266 thousand and $70 thousand, respectively. As of December 31, 2019, the aggregate intrinsic value of the outstanding options is $767 thousand, and the aggregate intrinsic value of the exercisable options is $31 thousand.

NOTE 8 - TAXES ON INCOME

a.	Israeli corporate tax

1)	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “Industrial Company”, as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the Income Tax (Inflationary Adjustments) Law, 1985.

2)	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

On February 18, 2018, the Company received a status of “Technologic Preferred Enterprise” as defined under the Investment Law (the “Approval”). In accordance with the Approval, starting in 2017 and until 2021, income originating from granting the right of use as defined in the Approval, will be defined as Technologic Preferred Income, as defined under the Law, and will be subject to a tax rate of 7.5%.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to 2017 the Company received a status of “Preferred Enterprise”. A Preferred Company is an industrial company meeting certain conditions (including a minimum threshold of 25% export). The tax rate applicable to a “Preferred Enterprise” in Development Area A is 9% and the tax rate in other parts of the country is 16%. The Company is located in Development Area “A”.

Dividend distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (ii) Israeli resident individuals – 15%; (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double taxation treaty.

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

In 2014, the Company obtained a tax ruling with respect to 2012 and future years, which provides that the portion of the income attributed to the “Preferred Enterprise” (and thereby subject to lower tax rates) will be calculated each year based on, among other things, the ratio between the number of the employees in Israel and abroad. According to the ruling, the tax rate on income in Israel in the year ended December 31, 2016 was approximately 22%.

b.	Other applicable tax rates:

1)	Income from other sources in Israel

In December 2016, a legislation to amend the corporate income tax law was published. The legislation determined a decrease of the corporate income tax law as of January 1, 2017 to 24% from 25% and another decrease of the corporate income tax law starting January 1, 2018 to 23%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence (30% in Germany and 16% in Romania).

c.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31
	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

Research and development expenses	$27	$25
Carryforward tax losses, see (2) below	950	964
Other	9	9
Less - valuation allowance, see (2) below	(950)	(964)
	$36	$34

Deferred income tax assets are presented in the balance sheet among non-current assets.

2)	As of December 31, 2019, the carryforward tax losses are related mainly to the Company’s subsidiaries (in the U.S. and the U.K.) and amounted to approximately $4 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses of the Company’s subsidiaries. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.	Taxes on income included in the statements of operations:

1)	As follows:

	Years ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	U.S. dollars in thousands
Current:
In Israel	$316	$396	$491
Outside Israel	144	44	43
	460	440	534

Deferred taxes in Israel	(2)	(2)	63
	$458	$438	$597

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:

	Years ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$5,523	$5,572	$6,209

Theoretical tax expense	1,270	1,281	1,428
Less - tax benefits arising from Technologic Preferred Enterprise status, see b. above	(651)	(772)	(1,110)
	619	509	318
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	44	44	41

Changes in valuation allowance	(212)	(106)	244
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	7	(9)	(6)
Taxes on income for the reported years:	$458	$438	$597

* As follows:
Taxable in Israel	$4,039	$4,751	$5,162
Taxable outside Israel	1,484	821	1,047
	$5,523	$5,572	$6,209

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	Tax assessments:

The Company has received final assessments from the Israeli tax authorities, through the 2013 tax year.

f.	Sale of S.C. Dirot COMP S.R.L (“DIROT”):

In April 2017, the Company sold its holdings in DIROT for EUR 1,100 thousand. Following the sale, the Company recognized a capital gain, which was partially offset against carryforward capital tax losses.

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash, cash equivalents and bank deposits:

	December 31,
	2 0 1 9	2 0 1 8
	U.S. dollars in
	thousands

Cash	$2,681	$1,389
Cash eqivalents	3,798	1,350
Total cash and cash equivalents	$6,479	$2,739

Short-term bank deposits*	$6,795	$8,714

Long-term bank deposit	$-	$98

*	The average rate of short-term deposits is 2.42 % and 2.92%, as of December 31, 2019 and 2018, respectively.

b.	Accounts receivable - other:

	December 31,
	2 0 1 9	2 0 1 8
	U.S. dollars in
	thousands

Government institutions	$213	$227
Employees	47	19
Interest receivable	70	85
Sundry	247	229
	$577	$560

c.	Accounts payable and accruals - other:

	December 31,
	2 0 1 9	2 0 1 8
	U.S. dollars in
	thousands

Payroll and related expenses	$797	$899
Government institutions	645	218
Accrued vacation pay	91	79
Accrued expenses and sundry	515	305
	$2,048	$1,501

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company’s revenues derive from sale of software products and services in two operating segments. The Company has three product lines: (i) product line “A” - billing and customer care solutions for service providers; (ii) product line “B” - call accounting and call management solutions for enterprises; and (iii) product line “C” – mobile messaging, communication and payment solutions (as from the year ended December 31, 2019).

The following table sets forth the revenues classified by product lines:

	Years ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

Product line “A”	$13,591	$14,923	$14,722
Product line “B”	2,956	3,212	3,340
Product line “C”	6,117	-	-
	$22,664	$18,135	$18,062

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	U.S. dollars in thousands

The Americas	$12,030	$13,130	$12,995
Europe	8,839	3,328	3,181
Israel	1,272	884	977
Other	523	793	909
	$22,664	$18,135	$18,062

b.	Financial income (expenses), net:

	Years ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$219	$208	$75
Non-dollar currency gains, net	89	-	415
Income from marketable securities	165	77	136
Realized gain from sale of available-for-sale securities	24	28	-
Interest on available-for-sale securities	-	27	42
	497	340	668

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expenses:
Non-dollar currency losses, net	-	(107)	-
Realized loss from sale of available-for-sale securities	-	-	(24)
Bank commissions and charges	(14)	(11)	(14)
	(14)	(118)	(38)
	$483	$222	$630

c.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted EPS:

	Years ended December 31,
	2 0 1 9	2 0 18	2 0 1 7
	In thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	19,746	19,344	19,292
Add - incremental shares from assumed exercise of options	216	217	267
Weighted average number of shares used in computation of diluted EPS	19,962	19,561	19,559

In the years ended December 31, 2019, 2018 and 2017, options that their effect was anti-dilutive were not taken into account in computing the diluted EPS.

The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is 32,000 options, 334,200 options and 354,000 options, for the years ended December 31, 2019, 2018 and 2017, respectively.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - REPORTABLE SEGMENTS

The Company applies ASC topic 280, “Segment Reporting”. ASC 280 establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The CODM of the Company is the President and Chief Executive Officer. The CODM assesses the performance of each segment and allocates resources to those segments based on net revenues and operating results and does not evaluate our segments using discrete asset information.

In previous reporting periods (until December 31, 2018), the Company operated in one reportable segment. Following the acquisitions completed during 2019 (see Note 1a(2)), management has determined that the Company operates in two reportable segments commencing from the date of acquisitions.

	Year ended December 31, 2019
	Billing and Related Services	Messaging*	Total
	U.S. dollars in thousands

Revenues	$16,547	$6,117	$22,664

Operating income	$4,254	$786	$5,040

*	The results of operations reported for the year ended December 31, 2019, includes the results of operations commencing the second quarter of 2019 (see Note 1a(2)).

NOTE 12 - RELATED PARTIES

a.	Balances

As of December 31, 2019 and 2018, the Company had an accrual in the amount of $240 thousand, pursuant to the compensation policy regarding the President and Chief Executive Officer annual bonus.

b.	Transactions

During the year ended December 31, 2019, 2018 and 2017, the Company recorded salary expenses, cash bonus and directors’ fee to its related parties in the amount of $ 578 thousand, $557 thousand and $558 thousand, respectively.

NOTE 13 - SUBSEQUENT EVENT

On March 11, 2020, the Company declared a dividend to its shareholders in the amount of approximately $4.8 million.