Form 20-F
period 2020-12-31
MIND CTI LTD
filed 2021-03-18
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

2 HaCarmel Street, Yoqneam, 2066724, Israel

(Address of principal executive offices)

Shoham Shitrit

c/o MIND C.T.I. Ltd.

2 HaCarmel Street

Yoqneam, 2066724, Israel

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

As of December 31, 2020, the Registrant had outstanding 19,985,826 Ordinary Shares, nominal value NIS 0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2020. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated balance sheets as of December 31, 2019 and 2020 and our audited consolidated statements of operations and cash flows for each of the three years ended December 31, 2020 and the related notes thereto are included elsewhere in this annual report. You should read the selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2016	2017	2018	2019	2020
	(dollars in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$18,052	$18,062	$18,135	$22,664	$23,374
Gross profit	11,221	11,029	11,989	12,538	12,221
Operating income	5,206	4,686	5,350	5,040	5,463
Financial income – net	166	630	222	483	379
Net income	$4,203	$5,612	$5,134	$5,065	$5,383
Earnings per ordinary share:
Basic	$0.22	$0.29	$0.27	$0.26	$0.27
Diluted	$0.22	$0.29	$0.27	$0.25	$0.27
Weighted average number of ordinary shares used in computation of earnings per ordinary share – in thousands:
Basic	19,234	19,292	19,344	19,746	19,907
Diluted	19,307	19,559	19,561	19,962	20,138

	As of December 31,
	2016	2017	2018	2019	2020
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,165	$5,014	$2,739	$6,479	$8,260
Short-term and long-term bank deposits and marketable securities	10,649	12,625	13,269	8,840	8,756

Working capital	15,217	14,921	15,272	13,009	14,047
Total assets	29,000	27,378	25,978	31,095	32.417
Share capital and additional paid-in capital	26,052	26,234	26,458	27,104	27,256
Treasury shares	(1,607)	(1,554)	(1,515)	(1,204)	(1,143)
Total shareholders’ equity	$21,285	$21,022	$20,982	$21,936	23,119

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We believe that the occurrence of any one or some combination of the following factors would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Business and Industry

The COVID-19 pandemic has adversely impacted our financial results in 2020 and, to the extent the pandemic continues or worsens, it could materially harm our business.

Due to the general economic uncertainty resulting from the COVID-19 pandemic, the majority of our customers, both enterprises and carriers, have restrictied their budgets and are delaying procurement of new projects, which adversely affected our business in 2020. The ongoing COVID-19 pandemic and the extent to which it may have material adverse effect our business operation is still uncertain and difficult to predict with a degree of confidence. The pandemic and any preventative or protective actions that governments, other third parties or we took and may need to take in the future in response, could result in a period of economic, financial and business disruptions and reduced business activity. These could continue to include disruptions or restrictions on our ability to travel, temporary closures of our facilities or the facilities of our suppliers, customers or sales channels, negative effects on the health of our management and employees and uncertainty and volatility in the global financial markets. Countries around the world, including those jurisdictions in which we operate, have imposed quarantines, business shutdowns and travel and other restrictions.

Any significant disruption of our business, or that of our suppliers, customers or sales channels could cause significant delays in our sales cycle until we, our partners, suppliers or customers are able to resume normal business operations, and would likely negatively impact our sales and profitability, including among other things with regard to the timely and successful performance and implementation of transactions that contribute materially to our anticipated revenues. Although we are monitoring the situation, we cannot predict whether, for how long, or the extent to which the pandemic and pandemic containment efforts may disrupt our business. The ultimate geographic spread and severity of the disease, the duration of the outbreak or future outbreaks, the effectiveness of vaccinations to prevent the contraction and spread of the virus, the travel restrictions and the implementation of social distancing and ultimately the resulting impact on the global economy, customer confidence and our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

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

Some of our competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets and significantly greater resources than we do. In addition, they have the operating flexibility to bundle competing products and services at little or no perceived incremental cost, including offering them at a lower price as part of a larger sales transaction. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products and services with comparable functionality to our products, and this could lead to us having to decrease prices in order to remain competitive. Customers utilize our products in many ways and use varying levels of functionality that our products offer or are capable of supporting or enabling within their applications. Customers that use many of the features of our products or use our products to support or enable core functionality for their applications may have difficulty or find it impractical to replace our products with a competitor's products or services, while customers that use only limited functionality may be able to more easily replace our products with competitive offerings. Our customers also may choose to build some of the functionality our products provide, which may limit or eliminate their demand for our products.

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

Our results of operations, including the levels of our revenues, cost of revenues, gross margins and operating expenses, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future. These fluctuations are a result of a variety of factors, many of which are outside of our control, may be difficult to predict and may or may not fully reflect the underlying performance of our business. Our operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

●	our ability to retain and increase revenue from existing customers and attract new customers;

●	our ability to introduce new products and enhance existing products;

●	competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;

●	changes in network service provider fees that we pay in connection with the delivery of communication services on our messaging platforms;

●	reductions in pricing as a result of negotiations with our larger customers;

●	change in the mix of products that our customers use;

●	changes in laws, regulations or regulatory enforcement that impact our ability to market, sell or deliver our products;

●	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in our international expansion;

●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;

●	general economic conditions that may adversely affect a prospective customer's ability or willingness to adopt our products, delay a prospective customer's adoption decision, reduce the revenue that we generate from the use of our products or affect customer retention;

●	changes in foreign currency exchange rates;

●	sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

●	the impact of new accounting pronouncements;

●	expenses in connection with mergers, acquisitions or other strategic transactions;

●	the ability of our customers to expand their operations and increase their subscriber base, including their ability to obtain financing;

●	potential termination of contracts by our customers due to lack of financing, internal changes, consolidation, competition or any other reason; and

●	changes in our pricing policies.

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

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt and leverage new technologies and methodologies such as cloud, microservices-based architecture in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

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

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services, and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement network security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. Such cybersecurity incident could include an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. They may use a wide variety of methods, which may include developing and deploying malicious software to attack our products third-party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as usernames, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

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

Similarly, many foreign countries and governmental bodies, including the European Union ("EU") member states, have laws and regulations concerning the collection and use of personally identifiable information obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, IP addresses and other online identifiers.

For example, the General Data Protection Regulation ("GDPR") took effect in the European Union on May 25, 2018. The GDPR enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to conduct business in the EU could be significantly impaired.

As well, we continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers' ability to deploy our solutions in certain jurisdictions, or subject us to sanctions, by national data protection regulators, all of which could harm our business, financial condition and results of operations.

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

We currently benefit from Israeli tax benefits that may be discontinued or reduced.

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

Although the majority of our revenues are denominated in U.S. dollars, or dollars, or $, approximately 19% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 71% of our expenses are denominated in Euro or linked to the Euro. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the dollar. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the dollar. If the dollar cost of our operations in Israel and/or Romania increases, our dollar-measured results of operations will be adversely affected. In addition, some of our revenues are denominated in Euro, some are denominated in Canadian dollar, or CAD and some are denominated in Great Britain Pound, or GBP. As a result, our dollar-measured results of operations will be adversely affected by devaluation in the GBP, CAD or Euro relative to the dollar. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

In 2020, we derived 51% of our revenues from the sale of software and related services to telecommunications service providers. As projects become more complex, the risk for on-time and on-budget implementation increases. Each such contract may include penalties and potential liability for damages arising from late performance. These customers conduct a lengthy and complex approval and purchasing process, and the pricing for each project needs to be competitive in order to win. Our cost of sales increases as the length of the approval process increases because we need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to receive internal approval to commit significant resources towards acquisition of the billing solution. The project implementation may be delayed due to customer related reasons such as lack of resources, delay in the build-up of the customer’s network infrastructure or deferral in making implementation scope related decisions. Our estimate for the cost includes the effort required to release new versions comprising enhanced functionality, the on-site professional services effort needed to perform migration of data from a customer’s existing platform and to develop, test and implement the customizations specifically requested by the customer.

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

We entered the mobile messaging business in 2019 with the acquisitions of Message Mobile and GTX. Prior to the completion of the acquisitions, we, Message Mobile and GTX operated independently, and there can be no assurances that our businesses can be combined in a manner that allows for the achievement of substantial benefits. The integration process will require significant time and resources, and we may not be able to manage the process successfully. If we are not able to successfully integrate the businesses of Message Mobile and GTX with ours or pursue our customer and product strategy successfully, the anticipated benefits of the acquisitions may not be realized fully or may take longer than expected to be realized. Further, it is possible that there could be a loss of our pre-acquisition or new key employees and customers, disruption of our ongoing businesses, unexpected issues, higher than expected costs and an overall post-completion process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in combining the operations of Message Mobile and GTX with ours in order to realize the anticipated benefits of the acquisitions so the combined company performs as the parties hope:

●	combining the companies' corporate functions;

●	combining the businesses of Message Mobile and GTX with our business in a manner that permits us to achieve the synergies anticipated to result from the acquisitions, the failure of which would result in the anticipated benefits of the acquisitions not being realized in the time-frame currently anticipated or at all;

●	maintaining existing agreements with customers, distributors, providers, talent and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

●	determining whether and how to address possible differences in corporate cultures and management philosophies;

●	integrating the companies' administrative and information technology infrastructure;

●	developing products and technology that allow value to be unlocked in the future;

●	evaluating and forecasting the financial impact of the acquisition transactions, including accounting charges; and

●	effecting potential actions that may be required in connection with obtaining regulatory approvals.

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

Our ability to grow our mobile messaging business and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing messaging customers and to have them increase their usage of our messaging platform. If our customers do not increase their use of our messaging products, then our revenue may decline and our results of operations may be harmed. Messaging customers are charged based on the usage of our products. Most of these customers do not have long-term contractual financial commitments to us and, therefore, they may reduce or cease their use of our products at any time without penalty or termination charges. Messaging customers may terminate or reduce their use of our products for any number of reasons, including if they are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations. We cannot accurately predict customers' usage levels, and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. If a significant number of messaging customers cease using, or reduce their usage of our products, it could harm our operations, financial reporting or financial results.

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

We currently interconnect with network service providers around the world to enable the use by our customers of our messaging products over their networks. We expect that we will continue to rely heavily on network service providers for these services going forward. Our reliance on network service providers has reduced our operating flexibility, ability to make timely service changes and control quality of service. In addition, the fees that we are charged by network service providers may change daily or weekly, while we do not typically change our customers' pricing as rapidly.

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

Our customers use our messaging products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers' businesses and, in turn, hurt our brand and reputation. We provide regular updates to our messaging products, which may contain undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our messaging platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

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

Item 4. Information on the Company

A. History and Development of the Company.

General

Our name is MIND C.T.I. Ltd. for both legal as well as commercial purposes. We were incorporated under the laws of the State of Israel on April 6, 1995 as a company with limited liability, and we are subject to the Israeli Companies Law and the regulations promulgated thereunder. Our principal executive offices are located at 2 HaCarmel Street, Yoqneam 2066724, Israel. Our telephone number is +972 4 993 6666. Our agent in the United States is MIND Software, Inc. and its principal offices are located at 10306 Eaton Pl., Suite 300, Fairfax, VA 22030, USA.

Principal Capital Expenditures

During 2018, 2019 and 2020, the aggregate cash amount of our capital expenditures was $46 thousand, $52 thousand, and $68 thousand, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

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

We also provide professional services, primarily to our billing and customer care customers, consisting of installation, turnkey project implementation services, customer support and maintenance services, software and process customization and project management. Our professional services also include enhanced support options, known as managed services, which are mainly offered to customers in the United States and Europe and are performed from our offices. These managed services include performing day to day billing operational tasks.

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

Our enterprise mobile messaging platform enables enterprises to easily communicate with clients and partners via text / SMS, instant messaging or voice. The software may be integrated with the customers' CRM or marketing automation platforms. The messaging services are used by businesses for direct communication with their customers for several reasons, such as customer care, notifications, appointments, OTPs (one-time passwords) and marketing.

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

Mobile Messaging

Following the acquisition of Message Mobile and GTX we offer messaging and payment solutions to enterprise and wholesale customers. We plan to expand the range of services we offer and the technological vehicles used to deliver them to our customers, and to increase the rate of new customer acquisition by facilitating self-registration and on-boarding for new customers, and by offering competitive pricing and quality services.

Professional Services

We provide professional services to our customers, consisting primarily of project management, customization, installations, customer support and maintenance services. We also offer enhanced support options, called managed services, which are mainly offered to customers in the United States and are performed from our offices. The managed services include performing day to day billing operational tasks. The managed services contracts are usually for a term of three to five years and are paid on a monthly basis. We also have the ability to implement Software-as-a-Service (SaaS) models in a similar way.

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

Our messaging and payment services are based on our modern, cloud-based messaging platforms developed by our subsidiaries in Germany. All types of messages and payments are served by this technology platforms.

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

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

●	participating in industry trade shows and special events;

●	conducting ongoing public and press relations programs; and

●	conducting training seminars for vendors and system integrators.

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years Ended December 31,
	2018	2019	2020
	(dollars in thousands)
The Americas (total)	$13,130	$12,030	$10,355
Sale of Licenses	1,032	683	482
Services	12,098	11,347	9,873
Asia Pacific and Africa (total)	793	523	392
Sale of Licenses	212	168	97
Services	581	355	295
Europe (total)	3,328	8,839	11,734
Sale of Licenses	709	829	513
Services	2,619	8,010	11,221
Israel (total)	884	1,272	893
Sale of Licenses	198	618	274
Services	686	654	619
Total	18,135	22,664	23,374
Sale of Licenses	2,151	2,298	1,366
Services	15,984	20,366	22,008

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	Traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

●	Wireless telephony providers, LTE operators and MVNO’s, such as KDDI America, Inc. and Chat Mobility;

●	Cable providers that also offer voice services, such as EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Communications Ltd.

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

D. Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 5,800 square feet at our Yoqneam headquarters and approximately 3,000 square feet in Luneburg, Germany. We also lease approximately 15,550 square feet in Iasi, Romania and approximately 7,400 square feet in Suceava, Romania. The offices in Iasi and Suceava are used primarily for software development and for customer support.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. Following the acquisitions completed during 2019 (see below), we, together with our subsidiaries, also provide enterprise and wholesale messaging, communication and payment solutions.

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

In 2020, 51% of our total revenues were derived from providing our billing and customer care software, 37% of our total revenues were derived from enterprise messaging and payment solutions and 12% of our total revenues were derived from providing our enterprise software. In 2020, license fees represented 6% of our total revenues and services represented 94% of our total revenues.

In 2020 and 2019, no customer accounted for more than 10% of our total revenues. In 2018, two customers accounted for approximately 15% and 12% of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

Consolidation in the telecom markets was not favorable to us in the last years, and we closed fewer deals than in previous years. Accordingly, we expect challenges in maintaining our profitability levels in the near term.

Our dividend policy is to declare a dividend distribution once per year, in the amount equal to our EBITDA for the preceding year plus financial income (expenses) minus taxes on income, subject to specific board approval and applicable law. Since 2003, our cash dividends amount to approximately $5.04 per share (including the dividend declared in 2021 in respect of 2020). The amount per share that we distributed in 2019 and 2020 was $0.26 and $0.24, respectively, and a dividend of $0.26 per share was declared in March 2021. The board of directors’ decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. Our board of directors may decide to discontinue the dividend distribution in whole or in part at any time.

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

We primarily use two business models when we sell our solutions in the billing and related services segment, the license model and the managed services model. In the license model, the customer pays a one-time implementation fee, a one-time license fee for a perpetual license limited by the traffic metrics chosen by the customer, and additional fees to expand the chosen traffic metrics limitation. In addition, we are paid maintenance fees to renew periodically the maintenance agreement at the customer discretion. In the managed services model, the customer pays a one-time implementation fee, a monthly fee that includes a periodic license (right to use), maintenance and services fees, calculated by the metrics chosen by the customer (mainly, number of subscribers).

In the messaging segment, revenues are derived from customers using our messaging software platform, when the messaging service has been rendered, i.e., the messages are delivered to recipient.

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

Cost of Revenues. In the billing and related services segment, the cost of revenues consists primarily of direct labor costs and overhead expenses related to software installation and maintenance. Cost of revenues also includes, among other things, software license fees to third parties, primarily Oracle, hardware, travel expenses and shipping costs.

In the messaging segment, the cost of revenues consists primarily of fees paid to network providers. Our arrangements with the network service providers require us to pay fees based on the volume of text messages sent, as well as telephone numbers acquired by us to service our customers.

Research and Development Expenses. Our research and development expenses consist primarily of compensation, overhead and related costs for research and development personnel and depreciation of equipment. Research and development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between “technological feasibility” and product release, no software development costs have been capitalized. We expect to continue to make investments in research and development.

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

Financial Income Net. Our financial income, net consists mainly of interest earned on bank deposits and short-term investments, gains and losses from the change in value and realization of marketable securities, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars, net of financing costs, and bank charges.

Taxes on Income. See “Corporate Tax Rate” below.

A. Operating Results

The following discussion of our results of operations for the years ended December 31, 2019 and 2020, including the percentage data in the following table, is based upon our statements of operations contained in our consolidated financial statements for those years, and the related notes thereto, included in Item 18:

	Years Ended December 31,
	2019	2020
	(% of revenues)
Revenues	100.0%	100.0%
Cost of revenues	44.7	47.7
Gross profit	55.3	52.3
Research and development	18.5	17.0
Selling and marketing	5.4	4.2
General and administrative	9.2	7.8
Operating income	22.2	23.3
Financial income, net	2.1	1.6
Income before taxes on income	24.3	24.9
Taxes on income	2.0	1.9
Net income	22.3%	23.0%

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

Revenues

	Years Ended December 31,
	2019	2020
	(dollars in millions)		% Change
License sales	$2.3	$1.4	(39)
Services	20.4	22.0	7.8
Total revenues	$22.7	$23.4	3.0

Total revenues increased from $22.7 million in 2019 to $23.4 million in 2020, with the increase being attributed to the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of approximately $8.7 million during 2020 and revenues of approximately $6.1 million during the period in which we consolidated their results in 2019.

Revenues from our billing and customer care solutions for service providers decreased from $13.6 million in 2019 to $12.0 million in 2020. The decrease was primarily due to the negative impact of the shrinking relevant telecom markets, strong competition and the effect of the COVID-19 pandemic. We expect that the trend of market decline will continue.

Revenues from our enterprise products decreased from $3.0 million in 2019 to $2.7 million in 2020. The decrease was primarily due to the trend of market decrease, strong competition and the effect of the COVID-19 pandemic. We expect that the trend of market decline will continue.

Revenues from licenses decreased from $2.3 million in 2019 to $1.4 million in 2020. The decrease was primarily attributed to fewer new customers and lower increases in the number of subscribers from our existing customers. Revenues from services increased from $20.4 million in 2019 to $22 million in 2020, primarily as a result of the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of approximately $8.7 million during 2020 and revenues of approximately $6.1 million during the period in which we consolidated their results in 2019.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2019	2020
	(% of revenues)
The Americas	53.1%	44.3%
Europe	39.0	50.2
Asia Pacific and Africa	2.3	1.7
Israel	5.6	3.8
Total	100.0%	100.0%

Our revenues in the Americas decreased from $12.0 million in 2019 to $10.4 million in 2020. The decrease was primarily due to the decrease in revenues deriving from our billing and customer care solutions.

Our revenues in Europe significantly increased from $8.8 million in 2019 to $11.7 million in 2020. The increase was attributed to the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of approximately $8.7 million during 2020 and revenues of approximately $6.1 million during the period in which we consolidated their results in 2019, all in Europe.

The percentage of total revenues in Europe significantly increased from 39.0% in 2019 to 50.2% in 2020, due to the same reason. Our revenues in Israel decreased from $1.3 million in 2019 to $0.9 million in 2020, mainly due to the deployment of the new version of MINDBill to an existing customer in Israel during 2019.

Cost of Revenues

	Years Ended December 31,
	2019	2020
	(dollars in millions)		% Change
Cost of sales of license	$0.14	$0.08	(43)
Cost of services	9.99	11.07	10.81
Total cost of revenues	$10.13	$11.15	10.06

Total cost of revenues in 2020 increased by $1.02 million, compared with 2019, mainly due to the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated cost of revenues of approximately $6.8 million during 2020 and cost of revenues of approximately $4.6 million during the period in which we consolidated their results in 2019, offset by a decrease in personnel expenses in the billing and related services segment of approximately $0.9 million compared to 2019 and a decrease in purchases of hardware and software of approximately $0.3 million compared to 2019. The cost of licenses decreased by $0.06 million as a result of the decrease of licenses revenues.

Gross profit as a percentage of total revenues decreased from 55.3% in 2019 to 52.3% in 2020, mainly due to the increase in total revenues attributed to the acquisitions of Message Mobile and GTX and the fact that gross profit in the messaging segment represents a lower percentage of total revenues in comparison to our billing segment.

Operating Expenses

	Years Ended December 31,
	2019	2020
	(dollars in millions)		% Change
Research and development	$4.2	$4.0	(4.7)
Selling and marketing	1.2	1.0	(16.7)
General and administrative	2.1	1.8	(14.3)
Total operating expenses	$7.5	$6.8	(9.3)

Research and Development. The decrease in our research and development expenses by 4.7% in 2020, compared to 2019, was primarily due to a decrease in personnel expenses. Research and development expenses as a percentage of total revenues decreased from 18.5% in 2019 to 17% in 2020, due to the decrease in expenses as mentioned above and an increase in total revenues attributed to the acquisitions of Message Mobile and GTX and the fact that research and development in the messaging segment represents a lower percentage of total revenues in comparison to our billing segment.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $1.2 million in 2019 to $1 million in 2020, mainly attributed to the decrease in sales commission expenses resulting from the lower revenues in our billing segment and a decrease in personnel expenses. Selling and marketing expenses as a percentage of total revenues decreased from 5.4% in 2019 to 4.2% in 2020, mainly due to the above-mentioned decrease and the fact that selling and marketing expenses in the messaging segment represents a lower percentage of total revenues in comparison to our billing segment.

General and Administrative Expenses. General and administrative expenses decreased from $2.1 million in 2019 to $1.8 million in 2020, mainly due to a decrease in administrative personnel expenses and a decrease in professional services incurred in 2019 as part of the Message Mobile and GTX acquisitions. General and administrative expenses as a percentage of revenues decreased from 9.2% in 2019 to 7.8% in 2020 due to the decrease in expenses as mentioned above and an increase in total revenues attributed to the acquisitions of Message Mobile and GTX and the fact that general and administrative expenses in the messaging segment represent a lower percentage of total revenues in comparison to our billing segment.

Impairment of Goodwill. No impairment of goodwill was required following the annual assessment performed during 2019 and 2020.

Financial Income, net. In 2020, financial income consisted of interest income on short-term bank deposits and marketable securities in the aggregate amount of $255 thousand and gains from currency exchange rate fluctuations in the aggregate amount of $147 thousand, offset by bank charges in an aggregate amount of $23 thousand. In 2019, financial income consisted of interest income on short-term bank deposits and marketable securities in the aggregate amount of $408 thousand and gains from currency exchange rate fluctuations in the aggregate amount of $89 thousand, offset by bank charges in the aggregate amount of $14 thousand.

Taxes on Income. Taxes on income are comprised of current and deferred taxes. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included in our consolidated balance sheet. In 2020, our taxes on income in the amount of $459 thousand included mainly taxes on income in Israel in the amount of $420 thousand and a decrease in deferred taxes in the amount of $59 thousand. In 2019, our taxes on income in the amount of $458 thousand included mainly taxes on income in Israel in the amount of $316 thousand and a decrease in deferred taxes in the amount of $2 thousand.

For a comparison of the year ended December 31, 2019 to the year ended December 31, 2018, please refer to Item 5 in our annual report on Form 20-F, filed with the SEC on March 18, 2020.

Critical Accounting Policies

Revenue Recognition. we generate revenues from software licensing, sales of professional services including integration and implementation, maintenance services, managed services, mobile messaging services and payment services.

On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers”, using the modified retrospective approach for all contracts not completed as of the date of adoption.

Under ASC 606, revenue is measured as the amount of consideration that we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

We apply the provisions of ASC 606, “Revenue from Contracts with Customers”, as follows:

i) Sale of standard licensed products:

Revenue from perpetual licenses is classified as software license revenue. Software license revenue is recognized upon transfer of control to the customer which usually occurs when the licensed product and the utility that enables the customer to access authorization keys is delivered, provided that a signed contract has been received.

ii) Services:

Revenues from ongoing maintenance and support fees are recognized on a pro-rated basis over the duration of the contract. Revenues earned from time and material arrangements, usually based on a pre agreed monthly rates, recognized over time, based on the duration of the contract and the service time provided to date.

Ongoing work on customizations performed for existing customers is generally provided on a fixed price basis and as such revenue is recognized when the related services are performed.

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

Measuring Progress towards Completion:

Where a performance obligation is satisfied over time for an upgrade or implementation project that requires significant customer modifications and complex implementation, revenue is recognized over time, as our performance does not create an asset with an alternative use and we have an enforceable right to payment, including a reasonable profit based on the percentage of completion using the input method. This method relies on our internal measure of progress, compared to the total effort to complete the modifications and implementation utilizing direct labor as the input measure. Estimates are based on the total number of hours performed on the project, compared to the total number of hours expected to complete the project. The estimate of the total number of hours to complete a project is inherently judgmental and depends upon the complexity of the work being undertaken, the customization being made to software and the customer environment being interfaced to. The scope of projects frequently changes, consequently, the judgement of total estimate at completion is subjected to a high level of review at all stages in a project life cycle.

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

iii) Mobile Messaging Transactions:

Certain of our subsidiaries provide mobile messaging services via text messages (SMS) and IP (Internet Protocol) messaging channels. Revenues from mobile messaging services are recognized when the messaging service has been rendered, i.e., the messages are delivered to recipient. The revenue amount is based on the price specified in the contract.

iv) Mobile Payments Services:

One of our subsidiaries offers payment solutions where the customer can enable their consumers (the end users) to pay for services by charging their mobile phone account. For these services we are entitled to a share of the processed transaction/ payment. Consequently, only our share of the processed transactions is recognized as revenues when the service is performed.

Recently adopted accounting pronouncements:

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019 (fiscal year 2020 for the Company), including interim periods within those fiscal years. The adoption of ASU 2016-13 in the year ended December 31, 2020, did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in ASU 2018-13 remove, modify and add disclosures for companies required to make disclosures about recurring or nonrecurring fair value measurements under Topic 820. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (fiscal year 2020 for us). The adoption of ASU 2018-13 in the year ended December 31, 2020, did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019 (fiscal year 2020 for the Company). The adoption of ASU 2017-04 in the year ended December 31, 2020, did not have an impact on the Company’s consolidated financial statements.

Our Functional Currency

The currency of the primary economic environment in which we operate is the U.S. dollar (“dollar”). In 2020, the majority of our revenues were denominated in dollars. In addition, the majority of our cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

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

As of December 31, 2020, we had $8.3 million in cash and cash equivalents, and our working capital was $14 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are denominated in dollars.

Net Cash Provided by Operating Activities. Net cash provided by operating activities in 2020 was $6.5 million, attributable to our net income of $5.4 million, non-cash related items, net, in the amount of $0.3 million, a net increase in operating assets and liabilities items in the amount of $0.8 million. Net cash provided by operating activities in 2019 was $6.7 million, attributable to our net income of $5.1 million, non-cash related items, net, in the amount of $0.3 million, a net increase in operating assets and liabilities items in the amount of $1.3 million.

The decrease in net cash provided by operating activities of $0.2 million from 2019 to 2020 reflects mainly an increase of $0.8 million in operating assets and liabilities in 2020, compared with an increase of $1.3 million in 2019, partially offset by an increase of $0.3 million in our net income from 2019 to 2020.

Net Operating Working Capital

As of December 31, 2020, net operating working capital was $14 million, compared with $13 million as of December 31, 2019. The increase of $1 million is mainly due to an increase in our cash balances as a result of the net cash flows provided by our operating activities during 2020 of $6.5 million, offset by a dividend of $4.8 million paid to our shareholders in April 2020.

Cash Deposits

As of December 31, 2020, we had approximately $ 7.2 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2020, we held marketable securities of $1.6 million.

Net Cash Provided by/Used in Investing Activities. In 2020, we increased our investments in short-term bank deposits by $0.4 million, and we decreased our investments in marketable securities by $0.5 million. In 2019, we used cash of approximately $2.3 million for the acquisition of subsidiaries, we decreased our investments in short-term bank deposits by $2.0 million, and we decreased our investments in marketable securities by $2.5 million.

Net Cash Used in Financing Activities. In 2020, our financing activities used $4.8 million due to a cash dividend of $4.8 million. In 2019, our financing activities used $5.1 million due to a cash dividend of $5.1 million.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $68 thousand and $52 thousand in 2020 and 2019, respectively. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we distributed aggregate cash dividends of $ 5.04 per share to our shareholders, including $0.26 per share in March 2019, $0.24 per share in March 2020, and we declared a dividend of $0.26 per share in March 2021. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $4 million (or 17% of total revenues) in 2020, and $4.2 million (or 18.5% of total revenues) in 2019. The decrease in 2020 was mainly due to a decrease in personnel expenses. Our engineering department comprised approximately 100 employees as of December 31, 2020.

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

Due to the general economic uncertainty resulting from the COVID-19 pandemic, the majority of our customers, both enterprises and carriers, are restricting their budgets and are delaying procurement of new projects. Accordingly, we had fewer new customers in 2020, providing lower initial proceeds. Also, the telecommunication market is undergoing consolidation and intensifying competition, and we have lost customers as a result of their exiting their business or consolidating their platform. We expect that these trends will negatively impact our revenues, and more so our profitability, in 2021.

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

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Operating Lease Obligations	$2,192	$421	$900	$511	$360

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	63	President and Chief Executive Officer, Director
Shoham Shitrit	41	Chief Financial Officer
Gilad Parness	52	Vice President Sales and Executive Director of Message Mobile and GTX
Oren Tanhum	50	Vice President, Professional Services
Shoval Cohen Nissan	46	Vice President, Information Technology
Rani Ron	49	Vice President, Customer Solutions and Innovation
Victor Balteanu	41	Vice President Engineering
Liviu Serea	66	General Manager, MIND Romania
Meir Nissensohn	77	Chairman of the Board of Directors
Joseph Tenne	65	Director
Itay Barzilay	46	Director

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

Gilad Parness.  Mr Parness has served as our Vice President of Sales since June 2020. He joined MIND in 2004 as a team leader in MINDBill Support. Mr. Parness was promoted to Support Manager and later to Director Professional Services, leading the Sentori support team in 2007. In 2009 he joined our Sales and Account Management and in 2014 was promoted to Vice President of Enterprise Solutions leading the engineering, the support and the sales teams. Mr. Parness also serves as Executive Director of Message Mobile GmbH and GTX GmbH. Mr. Parness holds a Practical Engineer degree from Tel Chai College.

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

Rani Ron. Mr. Ron has served as our Vice President, Customer Solutions and Innovation since July 2019. He joined MIND in 1999 as a product manager and was promoted in 2004 to Product Management Group Leader and in 2006 to Director of Product Management. From 1996 to 1999, Mr. Ron worked as a software engineer at Intel Development Center in Haifa, Israel. Mr. Ron holds a B.Sc. in Computer Science from the Technion, Israel Institute of Technology.

Victor Balteanu. Victor Balteanu has served as our VP Engineering since November 2020. He joined MIND in 2002 as a testing engineer. Between 2004 and 2006, he served as Subject Matter Expert at Amdocs (NASDAQ:DOX) and in 2006, he returned to MIND as a software developer. He was promoted within the R&D organization to Team Leader in 2007, Group Leader in 2013 and Director of Engineering in 2019. Mr. Balteanu holds a B.A. degree in Automatic Control and Industrial Informatics from Gheorghe Asachi Technical University of Iași.

Liviu Serea. Mr. Serea has served as General Manager of our Romania office since January 2001. Before joining MIND, for over five years Mr. Serea managed a local company involved in hardware assembly, distribution and support. Mr. Serea holds a M.Sc. degree in Electronics and Telecommunications from the Politechnic Institute, Iasi, Romania.

Meir Nissensohn. Mr. Nissensohn has served as our Chairman of the Board since 2020 and as a director of our company since 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012, having joined IBM Israel as a computer programmer in 1969. Since his retirement from IBM, he serves in several Boards of Directors and is involved in various business initiatives. Mr. Nissensohn holds a B.Sc. in Industrial Engineering from the Technion – Israeli Institute of Technology, and an M.B.A. from Tel Aviv University.

Joseph Tenne. Mr. Tenne has served as an independent director of our company since August 2014. Since May 2017, Mr. Tenne served as a financial consultant to Itamar Medical Ltd. (NASDAQ and TASE: ITMR). Mr. Tenne serves as a director at AudioCodes Ltd. (NASDAQ and TASE: AUDC), at OPC Energy Ltd., at Highcon Systems Ltd., at Electrion Wireless Ltd, at Sapir Corp Ltd. (TASE: SPIR) and at Ratio Oil Explorations (Finance) Ltd. (TASE: RATF). From 2014 to 2017, Mr. Tenne served as the CFO and VP Finance of Itamar Medical Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC Israel”). Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Itay Barzilay. Mr. Barzilay has served as a director of our company since May 2020. Since 2019 Mr. Barzilay has served as the CFO of Personetics. From 2010 to 2019, Mr. Barzilay held a number of finance leadership positions at Amdocs and most recently served as Vice President Finance for Amdocs Technology & Media and for Amdocs Global Services. From 2008 to 2010, Mr. Barzilay was CFO of MIND. From 2004 to 2008, Mr. Barzilay served in several finance management roles with Avaya (NYSE: AVYA) in the United States. Mr. Barzilay is a Certified Public Accountant, holds a BA in Accounting and Economics from Tel-Aviv University and an MBA from NYU's Stern School of Business.

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

B. Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2020 was $1.6 million, including $0.2 million that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity-based compensation expenses.

During 2020, we granted to our executive officers under our option plans options to purchase 20,000 ordinary shares at exercise price of $0.003 per share. All these options expire in 2025.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary	Cash Bonus / Commissions(1)	Equity-Based Compensation(2)	All Other Compensation(3)	Total ($)
Monica Iancu	President and Chief Executive Officer	$240,000	$240,000		$33,715	$513,715
Shoham Shitrit	Chief Financial Officer (starting June 2019)	$103,578	$7,293		$25,837	$136,708
Gilad Parness	Vice President Sales and Executive Manager of Message Mobile and GTX	$117,520	$25,245	$15,694	$28,983	$187,442
Shoval Cohen Nisaan	Vice President, Information Technology	$116,234	$25,245	$15,694	$28,420	$185,593
Oren Tanhum	Vice President, Professional Services	$115,128	$18,513		$28,113	$161,754

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

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

C. Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2022, Class II in 2023 and Class III in 2021. Monica Iancu is a member of Class I, Itay Barzilay and Joseph Tenne are members of Class II and Meir Nissensohn is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors. The members of the audit committee must satisfy certain independence standards under the Companies Law. Our audit committee consists of Mr. Joseph Tenne (Chairman of the audit committee), Mr. Itay Barzilay and Mr. Meir Nissensohn.

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

D. Employees

In the years ended December 31, 2018, 2019 and 2020, our total number of employees were 221, 214 and 188, respectively. The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2018	2019	2020
Approximate numbers of employees by geographic location
Israel	34	25	25
Romania	185	171	147
United States	2	2	-
Germany	-	16	16
Total workforce	221	214	188
Approximate numbers of employees by category of activity
General and administration	17	18	15
Research and development	144	138	115
Professional services and customer support	54	46	47
Sales and marketing	6	12	11
Total workforce	221	214	188

E. Share Ownership

As of March 1, 2021, Monica Iancu beneficially owned 3,316,625, or 16.6% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

As of March 1, 2021, options to purchase 266,500 ordinary shares were outstanding and options for 2,196,790 ordinary shares had been exercised. The options vest over four years, primarily commencing on the date of grant. Generally, options not previously exercised will expire five years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2021, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,625	(2)	16.6%
Invesco Ltd. and affiliates	1,216,450	(3)	6.1%
Morgan Stanley and affiliates	1,328,481	(4)	6.6%

(1)	Based on 19,985,826 ordinary shares outstanding on March 1, 2021.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)	Based on a Schedule 13G filed with the SEC on February 12, 2021.
(4)	Based on a Schedule 13G filed with the SEC on February 11, 2021.

As of March 1, 2021, there were nine holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 17,046,419 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

None.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Export Sales

We conduct our sales activities primarily directly, by our sales force located in the MIND offices in Israel, Germany and North America. For information regarding our revenues by geographic market, see Item 5 — “Operating and Financial Review and Prospects.”

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2020.

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

The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a greater than 45% shareholder of the company and there is greater than 45% shareholder in the company. These requirements do not apply if the acquisition (i) is made in a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a greater than 45% shareholder of the company and resulted in the acquirer becoming a greater than 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offer or is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 23% for the 2020 tax year and future years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Enterprise” (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

General

The Law for Encouragement of Capital Investments, 1959, or the Investments Law, as in effect until 2005, provided that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise.” Please see discussion below regarding reforms of the Investments Law that came into effect in 2011 and in 2017.

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

The new incentive regime applies to “Preferred Technological Enterprises” that meet certain conditions, including all of the following:

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

A Preferred Technological Enterprises will be subject to a corporate tax rate of 12% unless it is located in a specified development zone, in which case the rate will be 7.5% with respect to the portion of income derived from intellectual property developed in Israel. The withholding tax on dividends from such enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company. For other dividend distributions, the withholding tax rate will be 20% (or a lower rate provided under a tax treaty, if applicable).

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

We paid dividends to our shareholders in the amount of $5.8 million in 2018, $5.1 million in 2019 and $4.8 million in 2020. In March 2021, we declared a dividend of approximately $5.2 million and withholding tax applied at a rate of 20%.

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

Shareholders that are individuals who have taxable income that exceeds NIS 640,000 in a tax year (linked to the CPI each year, which amounts to NIS 647,640 in the 2021 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

U.S. Federal Income Taxation1

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2020.

Currency	Current Monetary Assets (Liabilities)-Net
(dollars in thousands)
NIS	$270
EURO	1,782
Romanian RON	(370)
Other non-dollar currencies	445
$2,127

Our annual expenses paid in NIS are approximately $3.5 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the dollar by 1% would result in an increase in our operating expenses by approximately $35 thousand for the year ended December 31, 2020.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2020, we held short term investments (mainly highly rated corporate bonds) of $1.6 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.15 million.

As of December 31, 2020, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12. Description of Securities Other Than Equity Securities

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2020. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2020 and concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2020 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

At the annual meeting held on May 12, 2020, our shareholders re-appointed Brightman Almagor Zohar & Co., certified public accountants in Israel and a firm in the Deloitte Global Network, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years Ended December 31,
	2019	2020

Audit Fees	$84,163	$87,209
Audit-Related Fees	-	-
Tax Fees	-	-
Total	$84,163	$87,209

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-29 of this annual report attached hereto.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1*	Memorandum of Association, as amended
1.2**	Articles of Association, as amended
2(d)*****	Description of Ordinary Shares
4.1***	MIND 1998 Share Option Plan
4.2***	MIND 2000 Share Option Plan
4.3****	MIND 2011 Share Incentive Plan
4.4******	Compensation Policy of Directors and Officers, dated May 26, 2019
8	List of Subsidiaries
11****	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets at December 31, 2020 and 2019;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018;

(iii)	Consolidated Comprehensive Income for the years ended December 31, 2020, 2019 and 2018;

(iv)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018;

(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and

(vi)	Notes to Consolidated Financial Statements, tagged as blocks of text

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

******	Incorporated by reference to MIND C.T.I. Ltd.’s Notice of Annual General Meeting of Shareholders on Form 6K filed on April 16, 2019.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President & CEO
Date:	March 18, 2021

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MIND C.T.I. LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MIND C.T.I. Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition: Measuring Progress towards Completion – Refer to Note 1(o) and 1(a)(5) to the financial statements

Critical Audit Matter Description

The Company has a customer contract in the Billing and Related Services segment for an upgrade that requires significant software customization. Revenue is recognized over the term of the contract (“over time”) as the Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment, including a reasonable profit. The Company uses labor hours incurred to measure progress towards completion of this contract. The extent of progress towards completion is measured based on the total labor hours incurred compared to the total estimated labor hours at completion of the contract. The Company’s determination of revenue to be recognized for this contract accounted for over time requires management to make significant estimates of the total labor hours needed to complete the contract, including updates to those estimates throughout the life of the contract. The estimate of the total number of hours to complete a project is inherently judgmental and depends upon the complexity of the work being undertaken, the customization being made to software and the customer environment being interfaced to. Given the significant management judgments necessary to estimate total labor hours at completion of this contract for which revenue is recognized over time, auditing such estimates required extensive audit effort and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s estimates of future labor hours and total labor hours at completion included the following, among others:

●	For the estimates relating to the contract for an upgrade requiring significant software customization, we performed the following;

−	Read the contract and evaluated whether its terms and conditions were properly considered in management’s calculation of revenue recognized over time.

−	Selected a sample and tested the completeness and accuracy of labor hours incurred by agreeing the hours used in the revenue recognition calculations to supporting documentation and time-charged records. We further corroborated the labor hours incurred through inquiries of the project manager.

−	Evaluated management’s estimates of future labor hours and total labor hours at completion by comparing the estimates used in the revenue recognition calculations to management’s work plans. We further corroborated the expectation of labor hours at completion through inquiries of the Company’s project manager.

●	We evaluated management’s ability to accurately estimate total labor hours for the contract by comparing the estimated total labor hours used in the revenue recognition calculations to the actual labor hours incurred as of year-end and upon contract completion.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 18, 2021

We have served as the Company’s auditor since 2009.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 2 0	2 0 1 9
	Note	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9a	$8,260	$6,479
Short-term bank deposits	9a	7,180	6,795
Marketable securities	2	1,576	1,916
Accounts receivable, net:
Trade		2,134	3,082
Other	9b	269	577
Prepaid expenses		273	228
Total current assets		19,692	19,077

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	2	-	129
Severance pay fund	6	1,823	1,725
Deferred income taxes	8c	127	36
Property and equipment, net of accumulated depreciation and amortization	3	159	167
Right-of-use assets, net of accumulated depreciation	4	1,775	1,290
Intangible assets, net of accumulated amortization	5a	702	761
Goodwill	5b	8,139	7,910
Total assets		$32,417	$31,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$1,278	$2,066
Other	9c	1,908	1,818
Current maturities of lease liabilities	4	346	292
Deferred revenues		2,113	1,892
Total current liabilities		5,645	6,068

LONG-TERM LIABILITIES:
Deferred revenues		85	103
Lease liabilities, net of current maturities	4	1,492	983
Accrued severance pay	6	1,865	1,775
Deferred income taxes		211	230
Total liabilities		9,298	9,159

SHAREHOLDERS’ EQUITY:	7
Share capital - Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares at December 31, 2020 and 2019; Issued: 21,660,010 shares at December 31, 2020 and 2019; Outstanding: 19,985,826 and 19,896,326 shares at December 31, 2020 and 2019, respectively		54	54
Additional paid-in capital		27,202	27,050
Accumulated other comprehensive loss		(522)	(884)
Accumulated deficit		(2,472)	(3,080)
Treasury shares 1,674,184 and 1,763,684 shares at December 31, 2020 and 2019, respectively		(1,143)	(1,204)
Total shareholders’ equity		23,119	21,936
Total liabilities and shareholders’ equity		$32,417	$31,095

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,
		2 0 2 0	2 0 1 9	2 0 1 8
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$1,366	$2,298	$2,151
Services		22,008	20,366	15,984
Total revenues		23,374	22,664	18,135
COST OF REVENUES
Cost of sales of licenses		82	140	80
Cost of services		11,071	9,986	6,066
Total cost of revenues		11,153	10,126	6,146
GROSS PROFIT		12,221	12,538	11,989

OPERATING EXPENSES:
Research and development		3,963	4,186	3,747
Selling and marketing		973	1,225	1,268
General and administrative		1,822	2,087	1,624
Total operating expenses		6,758	7,498	6,639
OPERATING INCOME		5,463	5,040	5,350

FINANCIAL INCOME, net	10b	379	483	222

INCOME BEFORE TAXES ON INCOME		5,842	5,523	5,572

TAXES ON INCOME	8	459	458	438

NET INCOME		$5,383	$5,065	$5,134

EARNINGS PER SHARE - in U.S. dollars:	10c
Basic		$0.27	$0.26	$0.27
Diluted		$0.27	$0.25	$0.27

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:	10c
Basic		19,907	19,746	19,344
Diluted		20,138	19,962	19,561

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

NET INCOME	$5,383	$5,065	$5,134

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized loss from available-for-sale securities	-	-	(73)
Translation adjustments	362	(7)	-
Total other comprehensive income (loss)	362	(7)	(73)

TOTAL COMPREHENSIVE INCOME	$5,745	$5,058	$5,061

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	of shares		paid-in	comprehensive	Accumulated	Treasury
	outstanding	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands
BALANCE AS OF JANUARY 1, 2018	19,307	$54	$26,180	$(804)	$(2,854)	$(1,554)	$21,022

CHANGES DURING 2018:
Comprehensive income (loss)	-	-	-	(73)	5,134	-	5,061
Dividend paid (Note 7c)	-	-	-	-	(5,799)	-	(5,799)
Employees share based compensation expenses	-	-	224	-	-	-	224
Exercise of options issued to employees from treasury shares	132	-	-	-	-	39	39
Cumulative effect of adoption of new accounting pronouncements	-	-	-	-	435	-	435
BALANCE AS OF DECEMBER 31, 2018	19,439	54	26,404	(877)	(3,084)	(1,515)	20,982

CHANGES DURING 2019:
Comprehensive income (loss)	-	-	-	(7)	5,065	-	5,058
Dividend paid (Note 7c)	-	-	-	-	(5,061)	-	(5,061)
Employees share based compensation expenses	-	-	200	-	-	-	200
Shares issued in respect of acquisition of a subsidiary from treasury shares (Note 1a3)	349	-	519	-	-	238	757
Exercise of options issued to employees from treasury shares	108	-	(73)	-	-	73	-
BALANCE AS OF DECEMBER 31, 2019	19,896	54	27,050	(884)	(3,080)	(1,204)	21,936

CHANGES DURING 2020:
Comprehensive income	-	-	-	362	5,383	-	5,745
Dividend paid (Note 7c)	-	-	-	-	(4,775)	-	(4,775)
Employees share based compensation expenses	-	-	213	-	-	-	213
Exercise of options issued to employees from treasury shares	90	-	(61)	-	-	61	-

BALANCE AS OF DECEMBER 31, 2020	19,986	$54	$27,202	$(522)	$(2,472)	$(1,143)	$23,119

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,383	$5,065	$5,134
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	200	151	84
Deferred income taxes, net	(128)	(30)	(2)
Accrued severance pay	118	111	113
Unrealized loss (gain) from marketable securities	(51)	(93)	78
Realized gain on sale of marketable securities, net	(25)	(24)	(32)
Employees share-based compensation	213	200	224
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	1,073	805	(750)
Other	323	187	350
Decrease (increase) in prepaid expenses	(45)	(15)	138
Increase (decrease) in accounts payable and accruals:
Trade	(901)	138	34
Other	58	48	664
Change in operation lease liability	78	(15)	-
Increase (decrease) in deferred revenues	203	153	(1,569)
Net cash provided by operating activities	6,499	6,681	4,466

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of marketable securities, net	545	2,529	1,846
Acquisition of subsidiaries	-	(2,310)	-
Purchase of property and equipment	(68)	(52)	(46)
Severance pay funds	(126)	(139)	(105)
Proceeds from (investment in) short-term bank deposits	(385)	2,017	(2,612)
Net cash provided by (used in) investing activities	(34)	2,045	(917)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	-	-	39
Dividend paid	(4,775)	(5,061)	(5,799)
Net cash used in financing activities	(4,775)	(5,061)	(5,760)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVILENTS	91	11	-
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,781	3,676	(2,211)

BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	6,479	2,803	5,014

BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$8,260	$6,479	$2,803 *

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES:
Taxes paid (refunded)	$454	$12	$(19)
Net lease liabilities arising from obtaining right-of-use asset.	$599	$-	$-
Shares issued in respect of acquisition of a subsidiary from treasury shares	$-	$757	$-

*	Total cash and cash equivalents of $2,739 and restricted cash of $64 that included in other receivables.

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	Nature of operations:

MIND C.T.I. Ltd. (the “Company”) is an Israeli company which, together with its subsidiaries (the “Group”), provides integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis, and fraud detection.

Following the acquisitions completed during the year ended December 31, 2019 (see (3) below), the Company, through its subsidiaries, also provides enterprise messaging, communication and payment solutions.

The Company has wholly-owned subsidiaries in the United States (“MIND Software Inc.”), Romania (“MIND Software Srl”), U.K. (“MIND Software Limited”) and Germany (“MIND CTI GmbH”, “Message Mobile GmbH” and “GTX Messaging GmbH”).

2)	Effects of the spreading of the coronavirus (COVID-19):

The Company experiences the effect of the pandemic in all areas of its business, mainly due to the delays in the pace of ongoing implementation rollouts in all lines of business, due to lockdowns and other COVID-19-related measures. Also, due to the general economic uncertainty, the majority of the Company’s customers, both enterprises and carriers, are restricting their budgets.

Since this event is not under the control of the Company, and matters such as the virus continuing to spread or stopping may affect the Company’s assessments, the Company is continuing to regularly follow the changes on the markets and is examining the mid and long-term effects on the business results of the Company.

3)	Acquisitions:

Acquisition of Message Mobile GmbH (“Message Mobile”)

On March 25, 2019, the Company acquired 100% of the outstanding shares of a German-based company, Message Mobile, for a total consideration of approximately $3 million, $2.25 million was paid in cash and approximately $0.75 million was paid in shares. Message Mobile is a leading provider of enterprise messaging, communication and payment solutions.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired, and liabilities assumed in a business combination will be recognized at their fair values as of the acquisition date.

The Company recorded core technology, customer relationships and goodwill in an amount of approximately $0.3 million, $0.55 million and $2.2 million, respectively. The estimated useful life of the core technology and customer relationships are 10.75 years and 5.75 years, respectively.

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

The acquisition was accounted for as a business combination, therefore the Company recorded goodwill in an amount of approximately $0.2 million.

The results of GTX operations have been included in the consolidated financial statements commencing the fourth quarter of 2019.

4)	Accounting principles:

The consolidated financial statements were prepared in accordance with the United States Generally Accepted Accounting Principles (“GAAP”).

5)	Use of estimates in preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company`s consolidated financial statements relate to revenue recognition for projects that apply the percentage of completion measurement.

6)	Functional currency:

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

For those subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at year-end exchange rates and statement of operations’ items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In previous reporting periods (until the year ended on December 31, 2018), the Company operated in one reportable segment. Following the acquisitions completed during the year ended December 31, 2019 (see a(3) above), management has determined that the Company operates in two reportable segments commencing from the date of acquisitions (see Note 11).

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s financial instruments, including cash, cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accruals have carrying amounts which approximate fair value due to the short-term maturity of these instruments.

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

Available-for-sale investments are classified within short-term investments, or long-term investments, based on the remaining maturity of the investment, and are reported at fair value, with unrealized gains and losses, net of tax, presented as a separate component of shareholders’ equity within accumulated other comprehensive income. All realized gains and losses and unrealized losses resulting from declines in fair value that are other-than-temporary are recorded in financial expenses, net in the period of occurrence. The Company uses the specific identification method to determine the realized gains and losses on investments. Prior to Janaury 1, 2020, for all investments in marketable securities, the Company assesses whether the impairment is other-than-temporary. If the fair value of a security is less than its amortized cost basis, an impairment is considered other-than-temporary if (i) the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (ii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on condition (i), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (ii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income or loss. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized losses, credit ratings, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist. See also Note 1w below for adoption of ASU 2016-13 and Note 2.

j.	Leases:

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k.	Property and equipment:

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

Years
Core technology	10.75
Customer relationships	5.75

m.	Goodwill:

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

Alternatively, the Company may elect to proceed directly to the impairment test and bypass the qualitative assessment. Goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount.

The Company performed the annual impairment tests during the third quarter of 2020, 2019 and 2018 and did not identify any indication for impairment losses (see Note 5b).

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

n.	Income taxes:

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

o.	Revenue recognition:

The Company generates its revenues from software licensing, sales of professional services including integration and implementation, maintenance services, managed services and mobile messaging services.

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

The Company applies the provisions of ASC 606, as follows:

i)	Sale of standard licensed products

Revenue from perpetual licenses is classified as software license revenue. Software license revenue is recognized upon transfer of control to the customer which usually occurs when the licensed product and the utility that enables the customer to access authorization keys is delivered, provided that a signed contract has been received.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii)	Services

Revenues from ongoing maintenance and support fees are recognized on a pro-rated basis over the duration of the contract. Revenues earned from time and material arrangements, usually based on a pre agreed monthly rates, recognized over time, based on the duration of the contract and the service time provided to date.

Ongoing work on customizations performed for existing customers is generally provided on a fixed price basis and as such revenue is recognized when the related services are performed.

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

Measuring Progress towards Completion

Where a performance obilgation is satisfied over time for an upgrade or implemantation project that requires significant customer modifications and complex implementation, revenue is recognized over time, as the Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment, including a reasonable profit, based on the percentage of completion using the input method. This method relies on the Group’s internal measure of progress, compared to the total effort to complete the modifications and implementation utilizing direct labor as the input measure. Estimates are based on the total number of hours performed on the project, compared to the total number of hours expected to complete the project. The estimate of the total number of hours to complete a project is inherently judgemental and depends upon the complexity of the work being undertaken, the customization being made to software and the customer environment being interfaced to. The scope of projects frequently changes, consequently, the judgement of total estimate at completion is subjected to a high level of review at all stages in a project life cycle.

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

iii)	Mobile Messaging Transactions

Certain of the Company’s subsidiaries provide mobile messaging services, via text messages (SMS) and IP (Internet Protocol) messaging channels. Revenues from mobile messaging services are recognized when the messaging service has been rendered, i.e., the messages are delivered to recipient. The revenue amount is based on the price specified in the contract.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iv)	Mobile Payment Services

One of the Company’s subsidiaries offers payment solutions where the customer can get their consumers (the end users) to pay for services by charging their mobile phone account. For these services the Company is entitled to a share of the processed transaction/payment. Consequently, only the Company’s share of the processed transactions are recognized as revenues when the service is performed.

p.	Research and development expenses:

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

q.	Allowance for doubtful accounts:

The allowance is determined for specific debts doubtful of collection.

r.	Share-based compensation:

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

s.	Earnings per share (“EPS”):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury stock method.

t.	Treasury shares:

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company, under “Treasury shares”.

u.	Reclassification of prior years balances:

Certain prior years balances have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

v.	Concentration of credit risks:

Most of the cash and cash equivalents and short-term deposits of the Company and its subsidiaries are deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company’s revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

w.	Recently adopted accounting pronouncements:

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019 (fiscal year 2020 for the Company), including interim periods within those fiscal years. The adoption of ASU 2016-13 in the year ended December 31, 2020, did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in ASU 2018-13 remove, modify and add disclosures for companies required to make disclosures about recurring or nonrecurring fair value measurements under Topic 820. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (fiscal year 2020 for the Company). The adoption of ASU 2018-13 in the year ended December 31, 2020, did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019 (fiscal year 2020 for the Company). The adoption of ASU 2017-04 in the year ended December 31, 2020, did not have an impact on the Company’s consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MARKETABLE SECURITIES

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Short-term marketable securities (a):
Municipal bond	$-	$103
Corporate bond	1,576	1,813
Total	$1,576	$1,916

Long-term marketable security - bond (b):	$-	$129

(a)	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated BBB- or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio, based on quoted prices in active markets.
(b)	As of December 31, 2019, the Company held a long-term bond which was classified as available-for-sale security and presented at fair value. The fair value of the available-for-sale security was based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC 820, “Fair Value Measurement”).

NOTE 3 - PROPERTY AND EQUIPMENT, NET

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Computers and electronic equipment	$1,902	$1,794
Office furniture and equipment	157	155
Vehicles	109	109
Leasehold improvements	27	22
	2,195	2,080
Less - accumulated depreciation and amortization	(2,036)	(1,913)

	$159	$167

b.	Depreciation expenses totaled $77 thousand, $55 thousand and $84 thousand in the years ended December 31, 2020, 2019 and 2018, respectively.

Property and equipment, net - by geographical location:

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Israel	$63	$60
Romania	83	94
Germany	13	13

Total	$159	$167

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LEASES

The following represents the aggregate right-of-use assets and related lease liabilities as:

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands
Amounts recognized in the consolidated balance sheet – right-of-use assets, net	$1,775	$1,290
Current liabilities	$346	$292
Long-term liabilities	1,492	983
Total operating leased liabilities	$1,838	$1,275

In the fourth quarter of 2020, the Company entered into a new operating lease agreement of a new office space in Israel which resulted in increase of the right-of-use asset and the lease liability in approximately $600 thousand, the lease terms expected to be seven years commencing in January 2021.

The weighted average lease term and weighted average discount rate as of December 31, 2020 were as follows:

Weighted average lease term – operating lease	5.39 years
Weighted average discount rate – operating lease	7.07%

The future cash flows related to the operating lease liabilities as of December 31, 2020 were as follows:

U.S. dollars in thousands
Years ending December 31:
2021	$421
2022	450
2023	450
2024	348
2025	163
Thereafter	360

Total lease payments (undiscounted)	2,192
Less – discount to net present value	(354)
Present value of lease liabilities	$1,838

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Definite-lived other intangible assets:

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Core technology	$312	$312
Customer relationships	545	545
	857	857
Less – accumulated amortization	(217)	(96)
	640	761
Functional currency translation adjustments	62	-
Other intangible assets, net	$702	$761

b.	Goodwill

	Billing and related services	Messaging	Total
	U.S. dollars in thousands

Balance as of January 1, 2019	$5,430	$-	$5,430
Changes during the year ended December 31, 2019:
Acquisitions	-	2,466	2,466
Functional currency translation adjustments	-	14	14
Balance as of December 31, 2019	$5,430	$2,480	$7,910
Changes during the year ended December 31, 2020:
Functional currency translation adjustments	-	229	229
Balance as of December 31, 2020	$5,430	$2,709	$8,139

NOTE 6 – SEVERANCE PAY

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

The Company has entered into an agreement with some of its employees implementing Section 14 of the Israeli Severance Pay Law, 1963 and the general approval of the Minister of Labor, Social Affairs and Social Services dated June 30, 1998, issued in accordance with such Section 14. The agreement mandates that upon termination of such employees’ employment, all the amounts accrued in their severance funds, pension funds and by the insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet, as the severance pay risks have been irrevocably transferred to the severance funds, pension funds and insurance companies.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts accrued and the portions funded, with severance pay funds, pension funds and by the insurance policies are reflected in the financial statements as follows:

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Accrued severance pay	$1,865	$1,775
Less - amounts funded (presented in “investment and other non-current assets”)	(1,823)	(1,725)
Unfunded balance	$42	$50

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

The severance pay expenses were $126 thousand, $140 thousand and $134 thousand in the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 7 - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Market, under the symbol MNDO.

b.	Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2020, the remaining treasury shares are 1,674,184 which amounted to $1,143 thousand.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2020, 2019 and 2018 were $0.24, $0.26 and $0.30, respectively.

The Company paid dividends to its shareholders in the amounts of $4.8 million, $5.1 million and $5.8 million during the years ended December 31, 2020, 2019 and 2018, respectively.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the abovementioned plan vest over 2-4 years. Options not exercised will expire five years after the day of grant.

The compensation costs charged against income for all of the Company’s equity incentive plans during the years ended December 31, 2020, 2019 and 2018 were approximately $213 thousand, $200 thousand and $224 thousand, respectively.

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

1)	The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2020, 2019 and 2018, and changes during the years ended on those dates:

	Years Ended December 31,
	2 0 2 0		2 0 1 9		2 0 1 8
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at the beginning of year	352,000	$0.23	674,200	$1.460	813,100	$1.490
Changes during year:
Granted (a)	64,000	$0.003	156,000	$0.003	118,000	$0.003
Exercised	(89,500)	$0.003	(108,200)	$0.003	(131,800)	$0.0 03
Forfeited	(56,000)	$1.233	(90,000)	$0.003	(74,100)	$0.500
Expired	(4,000)	$2.688	(280,000)	$2.947	(51,000)	$2.950
Options outstanding at the end of year	266,500	$0.003	352,000	$0.23	674,200	$1.46

Options exercisable at the end of year	23,000	$0.003	34,000	$1.49	350,000	$2.630

Weighted average grant date fair value of options granted during the year (b)		$1.32		$1.31		$1.46

(a)	In the years ended December 31, 2020 and 2019 and 2018, the options were granted with an exercise price equal to par value of NIS 0.01.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Dividend yield	10.3%	11%	11%
Expected volatility*	22%	25%	28%
Average risk-free interest rate	0.53%	1.86%	2.60%
Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2020, there were approximately $272 thousand of total unrecognized compensation costs, net of expected forfeitures, related to unvested share-based compensation awards granted under the 2011 Share Incentive Plan. The costs are expected to be recognized over a weighted average period of 1.35 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2020:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	at	remaining	average	at	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2 0 2 0	life	price	2 0 2 0	life	price
		Years			Years

$0.003	266,500	3.43	$0.003	23,000	1.9	$0.003

The total intrinsic value of options exercised during the years ended December 31, 2020, 2019 and 2018 were approximately $212 thousand, $115 thousand and $266 thousand, respectively. As of December 31, 2020 the aggregate intrinsic value of the outstanding options is $687 thousand, and the aggregate intrinsic value of the exercisable options is $60 thousand.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Dividend distributed from income which is attributed to a “Technologic Preferred Enterprise” will be subject to withholding tax of 20%, subject to a reduced tax rate under the provisions of an applicable double taxation treaty.

b.	Other applicable tax rates:

1)	Income from other sources in Israel

The tax rate relevant to corporates in Israel in the year 2018 and thereafter is 23%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence (19% in U.K, 30% in Germany and 16% in Romania).

c.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Research and development expenses	$84	$27
Carryforward tax losses, see (2) below	1,604	1,822
Other	11	9
Less - valuation allowance, see (2) below	(1,572)	(1,822)
	$127	$36

Deferred income tax assets are presented in the balance sheet among non-current assets.

2)	As of December 31, 2020 and 2019, the Company has provided valuation allowances in respect of certain deferred tax assets in certain subsidiaries resulting from tax loss carryforward due to uncertainty concerning their realization.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Taxes on income included in the statements of operations:

1)	As follows:

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	U.S. dollars in thousands
Current:
In Israel	$420	$316	$396
Outside Israel	167	172	44
	587	488	440
Deferred:
In Israel	(59)	(2)	(2)
Outside Israel	(69)	(28)	-
	$459	$458	$438

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$5,842	$5,523	$5,572

Theoretical tax expense	1,344	1,270	1,281
Less - tax benefits arising from Technologic Preferred Enterprise status, see a. above	(796)	(651)	(772)
	548	619	509
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	52	44	44
Changes in valuation allowance	(152)	(212)	(106)
Other	11	7	(9)
Taxes on income for the reported years:	$459	$458	$438

* As follows:
Taxable in Israel	$5,135	$4,039	$4,751
Taxable outside Israel	707	1,484	821
	$5,842	$5,523	$5,572

d.	Tax assessments:

The Company’s tax assessments through the 2015 tax year, are deemed final.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash, cash equivalents and short-term bank deposits:

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Cash	$4,221	$2,681
Cash equivalents	4,039	3,798
Total cash and cash equivalents	$8,260	$6,479

Short-term bank deposits*	$7,180	$6,795

*	The average rate of short-term deposits is 1.27% and 2.42%, as of December 31, 2020 and 2019, respectively.

b.	Accounts receivable - other:

	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Government institutions	$29	$213
Employees	26	47
Interest receivable	23	70
Sundry	191	247
	$269	$577

c.	Accounts payable and accruals - other:

	December 31,
	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Payroll and related expenses	$801	$797
Government institutions	370	415
Accrued vacation pay	101	91
Accrued expenses and sundry	636	515
	$1,908	$1,818

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company’s revenues derive from sale of software products and services in two operating segments. The Company has three product lines: (i) product line “A” - billing and customer care solutions for service providers; (ii) product line “B” - call accounting and call management solutions for enterprises; and (iii) product line “C” – mobile messaging, communication and payment solutions (as from the year ended December 31, 2019).

The following table sets forth the revenues classified by product lines:

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

Product line “A”	$11,986	$13,591	$14,923
Product line “B”	2,642	2,956	3,212
Product line “C”	8,746	6,117	-
	$23,374	$22,664	$18,135

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	U.S. dollars in thousands

The Americas	$10,355	$12,030	$13,130
Europe	11,734	8,839	3,328
Israel	893	1,272	884
Other	392	523	793
	$23,374	$22,664	$18,135

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Financial income, net:

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$172	$219	$208
Non-dollar currency gains, net	147	89	-
Income from marketable securities	83	165	77
Realized gain from sale of available-for-sale securities	-	24	28
Interest on available-for-sale securities	-	-	27
	402	497	340
Expenses:
Non-dollar currency losses, net	-	-	(107)
Bank commissions and charges	(23)	(14)	(11)
	(23)	(14)	(118)
	$379	$483	$222

c.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted EPS:

	Years Ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	In thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	19,907	19,746	19,344
Add - incremental shares from assumed exercise of options	231	216	217
Weighted average number of shares used in computation of diluted EPS	20,138	19,962	19,561

In the years ended December 31, 2020, 2019 and 2018, options that their effect was anti-dilutive were not taken into account in computing the diluted EPS.

The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is 0 options, 32,000 options and 334,200 options, for the years ended December 31, 2020, 2019 and 2018, respectively.

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

In previous reporting periods (until December 31, 2018), the Company operated in one reportable segment. Following the acquisitions completed during 2019 (see Note 1a(3)), management has determined that the Company operates in two reportable segments commencing from the date of acquisitions.

	Year Ended December 31, 2020
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$14,628	$8,746	$23,374

Operating income	$4,412	$1,051	$5,463

	Year Ended December 31, 2019
	Billing and Related Services	Messaging*	Total
	U.S. dollars in thousands

Revenues	$16,547	$6,117	$22,664

Operating income	$4,254	$786	$5,040

*	The results of operations reported for the year ended December 31, 2019, includes the results of operations of Messaging commencing the second quarter of 2019 (see Note 1a(3)).

NOTE 12 - RELATED PARTIES

a.	Balances

As of December 31, 2020 and 2019, the Company had an accrual in the amount of $240 thousand, pursuant to the compensation policy regarding the President and Chief Executive Officer annual bonus.

b.	Transactions

During the year ended December 31, 2020, 2019 and 2018, the Company recorded salary expenses, cash bonus and directors’ fee to its related parties in the amount of $596 thousand, $578 thousand and $557 thousand, respectively.

NOTE 13 - SUBSEQUENT EVENT

On March 4, 2021, the Company declared a cash dividend to its shareholders in the amount of approximately $5.2 million.