Form 20-F
period 2021-12-31
MIND CTI LTD
filed 2022-04-11
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

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

Ran Mendelaw
c/o MIND C.T.I. Ltd.

2 HaCarmel Street
Yoqneam, 2066724, Israel
Tel: +972-4-9936666
investor@mindcti.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	MNDO	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2021, the Registrant had outstanding 20,057,326 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

FORWARD LOOKING STATEMENTS AND SUMMARY RISK FACTORS

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission. The following is a summary of some of the principal risks we face:

We may be unable to compete effectively in the marketplace;

We may fail to attract and retain qualified personnel;

Our backlog, revenues and operating results may vary significantly from quarter to quarter;

Our acquisition strategy could divert resources and disrupt our business;

We may not be successful in integrating acquisitions;

We may not adequately enhance our products and services and introduce new products and features to retain our customers and attract new ones;

Our products could be affected by cyber security breaches;

Our products may fail to comply with or to enable our customers and channel partners to comply with applicable privacy and other laws and regulations;

We may be unable to manage our international operations effectively;

Our Israeli tax benefits may be discontinued or reduced;

Our business may be negatively affected by exchange rate fluctuations;

We may lose the services of key personnel;

We may become subject to claims of intellectual property infringement;

Our use of “open source” software tools may be subject to IP infringement claims or subject our derivative works or products to unintended consequences;

We are subject to ongoing costs and risks associated with being a public company, including potential lawsuits;

System disruptions and failures may result in customer dissatisfaction and customer loss;

The market segment of small to medium size communication service providers may fails to grow;

We may lose existing customers or the use of our products may decline;

Our billing software and the systems into which it is integrated may contain undetected errors;

We may be unable to attract new messaging customers in a cost-effective manner;

We may be unable to increase adoption of our messaging products by enterprises;

We rely on network service providers for our messaging services;

We may have to lower our prices for messaging products;

We may have defects or errors in our messaging products;

We face a risk of litigation resulting from customer misuse of our messaging software to send unauthorized messages;

System disruptions and failures may result in customer dissatisfaction and customer loss;

Changes to regulations or technology vendor rules may prevent us from using some services;

Our articles of association may be amended to include forum selection clauses for certain claims brought under the U.S. securities laws or under Israeli law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

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

With the introduction of new products and technologies and new market entrants, we expect competition to intensify in the future. Some of our competitors have lower list prices than ours, which may be attractive to certain customers even if those products have different or lesser functionality. Pricing pressures and increased competition could result in reduced revenue, reduced margins, increased losses, any of which could harm our business, results of operations and financial condition.

If we fail to attract and retain qualified personnel, we will not be able to implement our business strategy or operate our business effectively.

Our products require sophisticated software development, sales, professional services and technical customer support. Our success depends on our ability to attract, train, motivate and especially retain highly skilled personnel within each of these areas of expertise. Qualified personnel in these areas are in great demand worldwide and are likely to remain a limited resource. We cannot assure you that we will be able to retain the skilled employees we require. In addition, the resources required to retain such personnel may adversely affect our operating margins. The failure to retain qualified personnel may harm our business. In particular, we maintain a large engineering and support center in Iasi, Romania and have encountered many successful attempts from other technology companies to recruit our employees after we have trained them. If this phenomenon continues and increases, we may not be able to retain the highly skilled personnel we require to implement our business strategy and operate our business effectively. If we significantly raise the salaries of our Romanian employees, our results of operations will be harmed.

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

Our results of operations, including the levels of our revenues, cost of revenues, gross margins and operating expenses, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future. These fluctuations are a result of a variety of factors, many of which are outside of our control, may be difficult to predict and may or may not fully reflect the underlying performance of our business. Our operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

●	our ability to retain and increase revenue from existing customers and attract new customers;

●	our ability to introduce new products and enhance existing products;

●	competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;

●	changes in network service provider fees that we pay in connection with the delivery of communication services on our messaging platforms;

●	changes in foreign currency exchange rates;

●	expenses in connection with mergers, acquisitions or other strategic transactions;

●	potential termination of contracts by our customers; and

●	changes in our pricing policies.

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

If a cyber attack or other security incident (for example phishing, advanced persistent threats, or social engineering) were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers’ data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud and network offerings and store and process increasingly large amounts of data, including personal information and our customers’ confidential information and data and other external data, and host or manage parts of our customers’ businesses in cloud-based IT environments.

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

Similarly, many foreign countries and governmental bodies, including the European Union, or the EU, member states, have laws and regulations concerning the collection and use of personally identifiable information obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, IP addresses and other online identifiers.

For example, the General Data Protection Regulation, or GDPR, took effect in the European Union on May 25, 2018. The GDPR enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to conduct business in the EU could be significantly impaired.

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

Approximately 55% of our revenues are denominated in Euro, and approximately 40% in U.S. dollars, or dollar. Approximately 20% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 73% in Euro or linked to the Euro. At the same time, the majority of our cash reserves and investments are denominated in dollars, and our financial statements are demonimated in dollars. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the dollar. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business may be harmed.

The success of our business depends in large part upon the continuing contributions of our senior management, specifically on the managerial and technical skills of our founder, President and Chief Executive Officer, Ms. Monica Iancu, and other members of our senior management. If either Ms. Iancu or other members of the senior management team are unable or unwilling to continue their employment with us, our business may be harmed.

If we become subject to a claim of intellectual property infringement, our business may be materially adversely affected.

If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license the claimant’s intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms or on any terms. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other right or to develop non-infringing technology could prevent us from selling our software and could therefore seriously harm our business.

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

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission, or SEC, regulations, Nasdaq listing rules and the Israeli Companies Law, 1999, or the Companies Law, or the Israeli Companies Law”. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act of 2002, our management and other personnel devote a substantial amount of time to assure that we continue to comply with these requirements. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. If our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results.

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

The customer base for our billing and customer care products is characterized by small to medium size communication service providers, or CSPs. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially.

Our billing and customer care products target small to medium size carriers. Our growth in this field depends on continued growth of carriers of this size. We cannot be certain that carriers of this size will be able to successfully compete with large CSPs. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially and our business would suffer. In addition, there may never be significant demand for new billing and customer care software by providers of telecom services.

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

Risks Relating to our Ordinary Shares

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

At our upcoming annual meeting of shareholders, we plan to propose an amendment to our articles of association adding a forum selection clause providing that unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act of 1933, as amended, or the Securities Act, which may limit the ability of our shareholders to initiate litigation against us or increase the cost thereof.

We plan to propose an amendment to our articles of association to provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the proposed federal forum provision in our amended and restated articles would not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision that we propose to add to our articles of association. If a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Risks Relating to Our Location in Israel

Potential political, economic and military conditions concerning Israel may harm our operating results.

Most of our senior management is located in Israel. Accordingly, our operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts or political instability in the region, including an increase in the degree of violence between Israel and the Palestinians, could negatively affect business conditions and harm our results of operations. Furthermore, several countries, companies and trade groups restrict business with Israel and Israeli companies, and additional countries, companies and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, the situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

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

We have been informed by our legal counsel in Israel that it may be difficult to bring original actions in Israel to enforce civil liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

At our upcoming annual meeting of shareholders, we plan to propose an amendment to our articles of association adding a forum selection clause for substantially all disputes between us and our shareholders under the Companies Law and the Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers and other employees.

We plan to propose an amendment to our articles of association to provide that the competent courts of Tel Aviv, Israel are the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to the Company or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 1968, or the Securities Law. This proposed exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision would not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and employees.

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

Principal Capital Expenditures

During 2019, 2020 and 2021, the aggregate cash amount of our capital expenditures was $52 thousand, $68 thousand, and $82 thousand, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

B. Business Overview

Overview

We develop, manufacture, market and implement convergent billing and customer care software solutions for communication service providers, including traditional wireline and wireless, voice over IP, or VoIP, broadband IP network operators, wireless internet service providers, or WISPs, LTE operators, cable operators and mobile virtual network operators, or MVNOs.

Our convergent billing and customer care solution supports multiple services, including voice, data and content services as well as prepaid, postpaid and pay-in-advance payment models in a single platform. It includes a powerful workflow engine to support the implementation of business processes, such as subscriber registration, order management, trouble ticket and debt collection, providing a high level of customization to our customer operation flows.

It also includes an integral point of sale (POS) solution that extends our offering to cover all dealer, store and cashier management and sales cycle related activities. Our solution is built upon a multi-layered architecture supporting real-time distributed processing, achieving high performance, scalability and high availability.

MINDBill can be installed on-premises or in a cloud environment.

As part of our offering, we provide professional services, primarily to our billing and customer care customers, consisting of turnkey project delivery, customer support and maintenance services, integration, customizations and project management. Our professional services also include enhanced support options, known as managed services, which are performed from our offices. These managed services include performing day to day billing operational tasks.

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

Our enterprise mobile messaging platform enables enterprises to easily communicate with clients and partners via text / SMS, instant messaging or voice. The platform may be integrated with the customers’ CRM or marketing automation platforms. The messaging services are used by businesses for direct communication with their customers for several reasons, such as customer care, notifications, appointments, OTPs (one-time passwords) and marketing.

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

Our Market Opportunity

Billing and Customer Care Industry

Billing and customer care are critical to telecommunications service providers as they enable them to manage customer relations, track and bill for usage, and launch, deploy and charge new services and bundles, marketing programs and rate plans. The need for comprehensive billing solutions is driven by the market trend that requires service providers to introduce new services, to be innovative in creating new product offerings and to optimize business processes for maximum efficiency. We provide tier 2 and tier 3 service providers with flexible, easy to deploy, truly convergent and scalable billing solutions.

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

We introduced our billing and customer care software in 1997. We believe that our customer base, high customer satisfaction and our reputation for offering high quality, reliable platform provide us with brand name recognition. We continually invest in research and development to enhance our products with additional modules to address the digitalization of the telecom industry.

The key elements of our strategy to increase our presence in mobile messaging include:

●	Expand through acquisitions. We believe that A2P messaging needs are increasing worldwide, be it in traditional text (SMS) or in IP messaging. This market is consolidating, as most of our competitors are very active and successful in executing their acquisition strategy. We intend to continue targeting potential acquisitions that could benefit our growth;

●	Provide multi-channel messaging solutions. We intend to continue to develop our platform to support multiple messaging channels such as SMS, WhatsApp, RCS, Telegram and others in order to provide to our customers multiple messaging options for personal mobile communication; and

Billing and Customer Care Solutions

The key functionalities of our billing and customer care solutions are as follows:

●	Mediation. Providing real-time and batch event collection, interfacing with the voice, content, data, service delivery and routing network elements;

●	Provisioning. Setting up the ability of a subscriber to use services, enabling features and quantitative limits on network elements and legacy billing solutions;

●	Authentication, Authorization and Accounting. Authenticating subscribers, authorizing a particular usage and. calculating the amount to be charged to the subscriber;

●	Interconnect Billing. MINDBill generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

●	Roaming. MINDBill provides the ability to define and manage the required roaming contract terms and the applicable tariff plan for each roaming partner;

●	Virtual Providers. MINDBill allows carriers to have resellers of traffic under different brand names and manage them as Virtual Providers;

●	Multiple Services and Products Support. MINDBill allows CSPs to provide all types of services and bundle them into packages with special rates, discounts and promotions;

●	On-Line-Charging (OCS). Flexible real-time rating engine that facilitates a wide variety of billing plans and tariff parameters, content-based rates, rates based on the day of the week, time of the day, call origin and destination and multi-currency rates for international services;

●	Invoicing. Support for all stages of invoice generation, multiple billing cycles and invoice on demand. Invoices can be printed locally or exported to printing service bureaus, using a customizable invoice layout;

●	Account Receivables (A/R). MINDBill manages all A/R activities, supports multiple payment methods and a built-in debt collection process;

●	Collection procedures. Flexible collection solution that provides full monitoring and control of the collection treatment (dunning process);

●	Customer Support Representative Web Interface. User-friendly web interface that allows operators to perform all customer care operations from any location;

●	Self-Care Web Interface. Subscriber web interface that allows subscribers to obtain information about their account, including invoices, payments and usage details. Subscribers can also make payments and update subscription details;

●	E-commerce Web Interface. New module that supports the entire sales cycle of plans, devices and accessories;

●	Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines, field service solutions and address validation systems;

●	Business Processes Workflow Environment. Creating tailored business processes such as customer onboarding, managing subscriptions, trouble tickets and debt collection; and

●	Monitoring. MINDBill includes a monitoring tool that enables 24x7 operational control, proactive monitoring and historical analysis of the platform’s behavior.

Enterprise Software

Our enterprise product, known as PhonEX ONE, is used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. It allows organizations to more effectively manage their telecommunications resources. PhonEX ONE is a call management system that collects, records and stores all call information and enables:

●	to generate near real-time reports on the enterprise’s communication use;

●	monitor quality of experience;

●	track agent’s performance in contact centers;

●	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

●	allocate telephone expenses to specific departments, individual clients or projects.

PhonEX ONE can be installed on-premises or in a cloud environment.

Some of its major advantages are:

●	Quality of Service (QoS) Monitoring. PhonEX ONE enables quantification of the user’s perceived audio call quality so the organization can ensure the relevant communication quality of experience of its contact centers, calls between branches, out-going calls, etc.;

●	User centric. The PhonEX ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

●	Dashboard. A visual representation of the most significant information regarding calls, a useful tool that helps administrators to get a quick and relevant image of the general system activity. The Dashboard can quickly provide - through its graphical and non-graphical monitors - a snapshot over the outgoing and incoming calls, traffic and exceptions as well as several top requested reports;

●	Multi-site solution. The PhonEX ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

●	ASP.NET and MS-SQL database. PhonEX ONE is designed using the Microsoft ..Net technology and has extensive configuration capabilities using XML files with server – client interaction;

●	Certification by IP switch vendors. PhonEX ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco and Microsoft;

●	Enhanced security. PhonEX ONE security management includes user authentication, security group restrictions, event log monitoring and encryption methodology of data base entries. This management tool enables a secure and easy control over the system;

●	Modular architecture supporting high scalability. The PhonEX ONE’s scalable system architecture supports an unlimited number of sites and extensions;

●	Guard and Alerter. The PhonEX ONE Guard and Alerter provide sophisticated tools for fraud prevention, alerting on phone misuse, budget surpass, possible toll fraud or other abnormal behaviors within the organization; and

●	Multilingual and multicurrency. The built-in support of multiple languages and multiple currencies enables telecom expense management for multinational organizations.

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

Technology

Our software products are based on an open architecture, which was developed using industry standard API that enables it to readily integrate with other software applications. These application program interfaces create an object-oriented, multi-layered architecture that support a distributed environment. Our object-oriented technology enables the design and implementation of software utilizing reusable business objects rather than complex procedural codes. We implement our software in a distributed configuration. This allows further customization and solution adjustment based on modules to be installed on different servers to support the system’s scalability and security. We utilize a business processes workflow environment that facilitates the implementation of tailored and automated business processes to fit our customers’ unique business rules.

We believe that our technology allows us to offer products with the following benefits:

●	fast integration and interoperability with telecommunications equipment of major manufacturers, legacy systems and external software;

●	modular architecture that allows our products to be easily scalable and enables us to customize our software relatively quickly;

●	reliable products that support high availability of the service for mission-critical applications; and

●	security at all levels of the architecture.

Our messaging and payment services are based on our modern, cloud-based messaging platforms developed by our subsidiaries in Germany.

Sales and Marketing

We conduct our sales and marketing activities primarily directly. We also work with appointed distributors and resellers throughout the world.

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

●	participating in industry trade shows and special events; and

●	conducting ongoing public and press relations programs.

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years Ended December 31,
	2019	2020	2021
	(dollars in thousands)
The Americas (total)	$12,030	$10,355	$9,421
Sale of Licenses	683	482	72
Services	11,347	9,873	9,349
Asia Pacific and Africa (total)	523	392	838
Sale of Licenses	168	97	88
Services	355	295	750
Europe (total)	8,839	11,734	14,702
Sale of Licenses	829	513	792
Services	8,010	11,221	13,910
Israel (total)	1,272	893	1,366
Sale of Licenses	618	274	596
Services	654	619	770
Total	22,664	23,374	26,331
Sale of Licenses	2,298	1,366	1,548
Services	20,366	22,008	24,783

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	Traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

●	Wireless telephony providers, LTE operators and MVNO’s, such as KDDI America, Inc. and Chat Mobility;

●	Cable providers that also offer voice services, such as EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Communications Ltd.

Enterprise Software

Our enterprise software products have been installed for a large base of customers worldwide, including international banking firms, global technology leaders, government agencies and other thousands of small to very large organizations.

Messaging and Payment Services

Our messaging and payment solutions are used by more than 100 enterprise customers, mostly in Germany.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong.

We believe that our competitive advantage is based on:

●	our ability to rapidly deploy a complete turn-key product-based solution;

●	our truly convergent platform using one database and one product catalog for both prepaid and postpaid subscribers;

●	our solutions’ functionality, which includes billing, customer care, point-of-sale, mediation, provisioning, online charging for multiple services and online store (eCommerce) modules;

●	our proven platform and our many years of experience to satisfy customer requirements; and

●	our flexibility to meet customer requirements in a short time frame.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes included elsewhere in this annual report. The following discussion contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in certain circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified under “Forward-Looking Statements and Summary Risk Factors” and under “Risk Factors” elsewhere in this annual report.

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

In 2021, 46% of our total revenues were derived from providing our billing and customer care software, 46% of our total revenues were derived from enterprise messaging and payment solutions and 8% of our total revenues were derived from providing our enterprise software. In 2021, services represented 94% of our total revenues and license fees represented 6% of our total revenues.

In 2019, 2020 and 2021, no customer accounted for more than 10% of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

Consolidation in the telecom markets was not favorable to us in the last years, and we closed fewer deals than in previous years. Accordingly, we expect challenges in maintaining our revenues and our profitability levels in the near term.

Our dividend policy is to declare a dividend distribution once per year, in the approximate amount of our EBITDA for the preceding year plus financial income (expenses) minus taxes on income, subject to specific board approval and applicable law. Since 2003, our cash dividends amount to approximately $5.30 per share (including the dividend declared in 2022 in respect of 2021). The amount per share that we distributed in 2020 and 2021 was $0.24 and $0.26 respectively, and a dividend of $0.26 per share was declared in March 2022. The board of directors’ decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. Our board of directors may decide to discontinue the dividend distribution in whole or in part at any time.

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

Taxes on Income. See “Corporate Tax Rate” below.

A. Operating Results

The following discussion of our results of operations for the years ended December 31, 2020 and 2021, including the percentage data in the following table, is based upon our statements of operations contained in our consolidated financial statements for those years, and the related notes thereto, included in Item 18:

	Years Ended December 31,
	2020	2021
	(% of revenues)
Revenues	100.0%	100.0%
Cost of revenues	47.7	47.3
Gross profit	52.3	52.7
Research and development	17.0	15.4
Selling and marketing	4.2	5.3
General and administrative	7.8	6.1

Operating income	23.3	25.9
Financial income, net	1.6	0.2
Income before taxes on income	24.9	26.1
Taxes on income	1.9	3.5
Net income	23.0%	22.6%

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Revenues

	Years Ended December 31,
	2020	2021
	(dollars in millions)		% Change
License sales	$1.4	$1.5	7.1%
Services	22.0	24.8	12.7%
Total revenues	$23.4	$26.3	12.4%

Total revenues increased from $23.4 million in 2020 to $26.3 million in 2021, attributable to an increase in revenues in our messaging segment, from $8.7 million in 2020 to $12.0 in 2021. This unusual growth was primarily attributed to the high messages volumes in Q2 and Q3 of 2021, related to specific COVID-19 regulations in Germany. This exceptional increase was temporary in nature and does not represent a trend.

Revenues from our billing and customer care solutions for service providers increased from $12.0 million in 2020 to $12.1 million in 2021. The increase was primarily attributed to a one-time large increase in license revenues, based on an increase in the number of subscribers at two customers, but we expect a future trend of market decline due to shrinking relevant telecom markets and strong competition.

Revenues from our enterprise products decreased from $2.7 million in 2020 to $2.2 million in 2021. The decrease was primarily due to the trend of market decline, strong competition and the effect of the COVID-19 pandemic. We expect that the trend of market decline will continue.

Revenues from licenses increased from $1.4 million in 2020 to $1.5 million in 2021. The increase was attributed to the increase in our revenues from billing and customer care. Revenues from services increased from $22.0 million in 2020 to $ 24.8 million in 2021, primarily as a result of the increase in revenues in our messaging segment discussed above.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2020	2021
	(% of revenues)
The Americas	44.3%	35.8%
Europe	50.2	55.8
Asia Pacific and Africa	1.7	3.2
Israel	3.8	5.2
Total	100.0%	100.0%

Our revenues in the Americas decreased from $10.4 million in 2020 to $9.4 million in 2021. The decrease was primarily due to the reduced budgets allocated by CSPs to replace or upgrade their billing solutions and the loss of a few customers in this area. We expend this trend to continue.

Our revenues in Europe significantly increased from $11.7 million in 2020 to $14.7 million in 2021. The increase was primarily attributed to the increase in revenues in our messaging segment. The percentage of total revenues in Europe significantly increased from 50.2% in 2020 to 55.8% in 2021, due to the same reason.

Our revenues in Israel increased from $0.9 million in 2020 to $1.4 million in 2021, mainly due to the sale of licenses to one of our customers in Israel during 2021.

Cost of Revenues

	Years Ended December 31,
	2020	2021
	(dollars in millions)		% Change
Cost of sales of license	$0.08	$0.09	12.5%
Cost of services	11.07	12.36	11.7%
Total cost of revenues	$11.15	$12.45	11.7%

Total cost of revenues in 2021 increased by $1.3 million, or 11.7%, compared with 2020, primarily due to the increase in revenues in our messaging segment, which generated cost of revenues of approximately $9.0 million during 2021 and cost of revenues of approximately $6.8 million in 2020, offset by the decrease in expenses related to our billing segment.

Gross profit as a percentage of total revenues increased from 52.3% in 2020 to 52.7% in 2021. The increase was primarily attributed to the increase in license revenues and the decrease in expenses related to the billing segment.

Operating Expenses

	Years Ended December 31,
	2020	2021
	(dollars in millions)		% Change
Research and development	$4.0	$4.1	2.1%
Selling and marketing	1.0	1.4	40.0%
General and administrative	1.8	1.6	(11.1)%
Total operating expenses	$6.8	$7.1	4.4%

Research and Development. The increase in our research and development expenses by 2.1% in 2021, compared to 2020, was primarily due to an increase in personnel expenses. Research and development expenses as a percentage of total revenues decreased from 17.0% in 2020 to 15.4 % in 2021, due to the significant increase in total revenues attributed to the messaging segment and the fact that research and development in the messaging segment represents a lower percentage of revenues in comparison to our billing segment.

Selling and Marketing Expenses. Selling and marketing expenses increased from $1.0 million in 2020 to $1.4 million in 2021, mainly attributable to an increase in personnel expenses. Selling and marketing expenses as a percentage of total revenues increased from 4.2% in 2020 to 5.3% in 2021, mainly due to the above-mentioned increase.

General and Administrative Expenses. General and administrative expenses decreased from $1.8 million in 2020 to $1.6 million in 2021, mainly due to a decrease in administrative personnel expenses, partially offset by an increase in professional services expenses incurred in 2021. General and administrative expenses as a percentage of revenues decreased from 7.8% in 2020 to 6.1% in 2021 due to the decrease in expenses as mentioned above and an increase in total revenues.

Impairment of Goodwill. No impairment of goodwill was required following the annual assesment performed during 2020 and 2021.

Financial Income, net. In 2021, financial income consisted of interest income on short-term bank deposits and income on marketable securities in the aggregate amount of $112 thousand, offset by loss from currency exchange rate fluctuations in the aggregate amount of $8 thousand, and bank charges in an aggregate amount of $49 thousand. In 2020, financial income consisted of interest income on short-term bank deposits and marketable securities in the aggregate amount of $255 thousand and gains from currency exchange rate fluctuations in the aggregate amount of $147 thousand, offset by bank charges in an aggregate amount of $23 thousand.

Taxes on Income. Taxes on income are comprised of current and deferred taxes. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included in our consolidated balance sheet. In 2021, our taxes on income in the amount of $936 thousand included taxes on income, mainly in Israel and in Germany, in the amount of $992 thousand ($687 thousand in Israel and $305 thousand in Germany) and an increase in deferred taxes in the amount of $96 thousand. In 2020, our taxes on income in the amount of $459 thousand included taxes on income, mainly in Israel, in the amount of $420 thousand and a decrease in deferred taxes in the amount of $59 thousand.

For a comparison of the year ended December 31, 2020 to the year ended December 31, 2019, please refer to Item 5 in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 18, 2021.

Our Functional Currency

The currency of the primary economic environment in which we operate is the dollar. Although 55% of our revenues are denominated in Euro, approximately 40% of our revenues are denominated in dollars and the vast majority of our cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

The Company and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Accounting Standards Codification, or ASC, 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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

Impact of Foreign Currency Fluctuations on Results of Operations

The dollar revenues and cost of our operations may be significantly influenced by currency fluctuations.

The weakening of the dollar in in relation to the Euro and the NIS would have a negative effect on our profitability because we incur a significant portion of our expenses, mainly personnel expenses, in Euro and NIS.

The weakening of the Euro in relation to the dollar would have a negative effect on our revenues because we incur a significant portion of our revenues in Euro.

Because exchange rates between the NIS and the Euro to the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations would have an impact on our revenues, profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our consolidated financial statements in current operations.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by operations. We supplemented this source by two private rounds of equity financing, the first in 1997 (with a follow-on in 1999) and the second in 2000 and our initial public offering in 2000, which raised total net proceeds in the amount of $44.3 million.

As of December 31, 2021, we had $4.2 million in cash and cash equivalents and $14.1 million in short-term bank deposits, and our working capital was $15 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are denominated in dollars.

Net Cash Provided by Operating Activities. Net cash provided by operating activities in 2021 was $6.9 million, attributable to our net income of $5.9 million, non-cash related items, net, in the amount of $0.3 million, a net increase in operating assets and liabilities items in the amount of $0.6million. Net cash provided by operating activities in 2020 was $6.5 million, attributable to our net income of $5.4 million, non-cash related items, net, in the amount of $0.3 million, a net increase in operating assets and liabilities items in the amount of $0.8 million.

The increase in net cash provided by operating activities of $0.4 million in 2020 to 2021 reflects mainly an increase of $0.6 million in our net income from 2020 to 2021, partially offset by a decrease of $0.2 million in operating assets and liabilities items from 2020 to 2021.

Net Operating Working Capital

As of December 31, 2021, net operating working capital was $15.0 million, compared with $14.0 million as of December 31, 2020. The increase of $1.0 million is mainly due to an increase in our cash balances as a result of the net cash flows provided by our operating activities during 2021 of $6.9 million, offset by a dividend of $4.8 million paid to our shareholders in March 2021.

Cash Deposits

As of December 31, 2021, we had approximately $ 14.0 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2021, we held marketable securities of approximately $210 thousand.

Net Cash Used in Investing Activities. In 2021, we increased our investments in short-term bank deposits by $6.9 million, and we decreased our investments in marketable securities by $1.4 million. In 2020, we increased our investments in short-term bank deposits by $0.4 million, and we decreased our investments in marketable securities by $0.5 million.

Net Cash Used in Financing Activities. In 2021, our financing activities used $5.2 million due to a cash dividend of $5.2 million. In 2020, our financing activities used $4.8 million due to a cash dividend of $4.8 million.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $82 thousand and $68 thousand in 2021 and 2020, respectively. These expenditures were principally for the purchase of equipment, mainly for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we have distributed aggregate cash dividends of $5.30 per share to our shareholders, including $0.24 per share in March 2020 and $0.26 per share in March 2021 and the dividend of $0.26 per share that we declared in March 2022. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $4.1 million (or 15% of total revenues) in 2021 and $4 million (or 17% of total revenues) in 2020. The increase in 2021 was mainly due to an increase in personnel expenses. Our engineering department comprised approximately 103 employees as of December 31, 2021.

D. Trend Information

Our billing and customer care solutions target tier 2 and tier 3 service providers. Some service providers seek solutions that are implemented upon a native cloud architecture. However, we have not developed native cloud-based solutions, and this has harmed our competitive position.

Service providers are facing many challenges, including the need to reduce cost and offer new services. Wireline telephony is diminishing. Mobile operators, after incurring high investment expenses in deploying 5G networks, need to monetize on the high-speed connectivity and rich content offering. Subscribers expect customer support, uninterrupted service and full digitalization, while telcos seek ways to reduce workforce and increase profitability. Our solutions address those challenges as it enables them to rapidly deploy all types of services for prepaid and postpaid, residential and business customers. Our solution reduces the Total Cost of Ownership (TCO) with its end-to-end capabilities, its built-in mediation, provisioning, point-of-sale and automated business processes. MIND enhanced its solutions with eCommerce, Mobile App and Self-service modules that enable high quality service with Omnichannel architecture.

There is a need to replace outdated billing systems that are not secure due to old technologies and that require high costs to operate. Most telcos in our relevant segment are reluctant to invest in transformation projects, and are turning to low cost point-solutions. This buying behavior results in lower demand for our end-to-end solutions.

Accordingly, we had fewer new customers in 2021, providing lower initial proceeds. Also, the telecommunication market is undergoing consolidation and intensifying competition, and we have lost a few customers. We expect that these trends will negatively impact our revenues and profitability in 2022.

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

E. Critical Accounting Estimates

Our discussion and analysis of our consolidated financial statements of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

Our most significant critical accounting policy is revenue recognition. We have customer contracts in the Billing and Related Services segment where revenue is recognized over the term of the contracts (“over time”), as our performance does not create an asset with an alternative use and we have an enforceable right to payment, including a reasonable profit. We use labor hours incurred to measure progress towards completion of these contracts. The extent of progress towards completion is measured based on the total labor hours incurred compared to the total estimated labor hours for completion of the contracts. Our determination of revenue to be recognized for these contracts accounted for over time requires management to make significant estimates of the total labor hours needed to complete the contracts, including updates to those estimates throughout the life of the contracts. The estimate of the total number of hours to complete a project is inherently a matter of judgment and depends upon the complexity of the work being undertaken, the customization being made to software and the customer environment being interfaced to. The updates of the existing estimates is not expected to have a significant impact on our financial condition or results of operations.

F. [Reserved]

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	64	President and Chief Executive Officer, Director
Ran Mendelaw	44	Chief Financial Officer
Gilad Parness	53	Vice President Sales
Oren Tanhum	51	Vice President, Professional Services
Shoval Cohen Nissan	47	Vice President, Information Technology
Victor Balteanu	42	Vice President Engineering
Marian Scurtu	44	Vice President Customer Success
Liviu Serea	67	General Manager, MIND Romania
Meir Nissensohn	78	Chairman of the Board of Directors
Joseph Tenne	66	Director and Chairman of the Audit Committee
Itay Barzilay	47	Director
Amnon Neubach	78	Director

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

Ran Mendelaw. Mr. Mendelaw rejoined MIND in August 2021 as Chief Financial Officer, bringing over 18 years of experience in accounting, financial management and public companies. Ran served as MIND’s CFO from May 2018 until June 2019. For two years before 2018, he served as a group controller in a public industrial company – Tadir-Gan Precision Products 1993 Ltd. (TASE: TDGN). Prior to that, he served for ten years as senior manager at PwC Israel. Mr. Mendelaw holds a B.A. degree in Accounting and Economics from Haifa University and he is a Certified Public Accountant in Israel.

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

Victor Balteanu. Victor Balteanu has served as our VP Engineering since November 2020. He joined MIND in 2002 as a testing engineer. Between 2004 and 2006, he served as Subject Matter Expert at Amdocs (NASDAQ:DOX) and in 2006, he returned to MIND as a software developer. He was promoted within the organization to Team Leader in 2007, Group Leader in 2013 and Director of Engineering in 2019. Mr. Balteanu holds a B.A. degree in Automatic Control and Industrial Informatics from Gheorghe Asachi Technical University of Iași.

Marian Scurtu. Marian Scurtu joined MIND in 2001 as a support engineer. Throughout his over 20 years with us he has been involved in the delivery of more than 40 projects around the world, filling various leadership roles including Project Manager and Program Manager. He was promoted to VP Customer Success in January 2022. Marian holds a B.Sc. degree in Computer Science from Gheorghe Asachi Technical University of Iași and an M.B.A. from Alexandru Ioan Cuza University of Iasi.

Liviu Serea. Mr. Serea has served as General Manager of our Romania office since January 2001. Before joining MIND, for over five years Mr. Serea managed a local company involved in hardware assembly, distribution and support. Mr. Serea holds a M.Sc. degree in Electronics and Telecommunications from the Politechnic Institute of Iasi.

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

Joseph Tenne. Mr. Tenne has served as an independent director of our company since August 2014. Since May 2017, Mr. Tenne has served as a financial consultant to Itamar Medical Ltd., a NASDAQ-listed company that was acquired by ZOLL Medical Corporation in December 2021. Mr. Tenne serves as a director at AudioCodes Ltd. (NASDAQ and TASE: AUDC), at OPC Energy Ltd. (TASE: OPCE), at Highcon Systems Ltd. (TASE: HICN), at ElectReon Wireless Ltd. (TASE: ELWS), and at Sapir Corp Ltd. (TASE: SPIR). From 2014 to 2017, Mr. Tenne served as the CFO and VP Finance of Itamar Medical Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 1997 to 2003, Mr. Tenne was a partner in PwC Israel. Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Itay Barzilay. Mr. Barzilay has served as a director of our company since May 2020. Since 2019 Mr. Barzilay has served as the CFO of Personetics. From 2010 to 2019, Mr. Barzilay held a number of finance leadership positions at Amdocs and most recently served as Vice President Finance for Amdocs Technology & Media and for Amdocs Global Services (NASDAQ: DOX). From 2008 to 2010, Mr. Barzilay was the CFO of MIND. From 2004 to 2008, Mr. Barzilay served in several finance management roles with Avaya. Mr. Barzilay is a Certified Public Accountant, holds a BA in Accounting and Economics from Tel Aviv University and an MBA from NYU’s Stern School of Business.

Amnon Neubach. Mr. Neubach had served as an external director of our company from 2001 until 2014 and rejoined our board of directors in 2021. Mr. Neubach served as Chairman of the Tel Aviv Stock Exchange Ltd. from 2014 to 2021. Mr. Neubach has served in various privately held companies and public companies as a director, a member of executive committees and in some as chairman of the board. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

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

B. Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2021 was $1.5 million, including $0.1 million that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity-based compensation expenses.

During 2021, we granted to our executive officers under our option plans options to purchase 20,000 ordinary shares at exercise price of $0.003 per share. All these options expire in 2026.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary	Cash Bonus(1)	Equity-Based Compensation(2)	All Other Compensation(3)	Total ($)
Monica Iancu	President and Chief Executive Officer	240,000	240,000		53,214	533,214
Ran Mendelaw	Chief Financial Officer (starting August 2021)	32,126	7,432	$48,001	16,169	103,727
Gilad Parness	Vice President Sales	115,562	31,028		51,597	198,186
Shoval Cohen Nisaan	Vice President, Information Technology	115,183	27,869		50,977	194,030
Oren Tanhum	Vice President, Professional Services	105,274	23,534		48,705	177,514

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for National Insurance (social security), and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

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

C. Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2022, Class II in 2023 and Class III in 2024. Monica Iancu is a member of Class I, Itay Barzilay and Joseph Tenne are members of Class II and Meir Nissensohn and Amnon Neubach are members of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors. The members of the audit committee must satisfy certain independence standards under the Companies Law. Our audit committee consists of Mr. Joseph Tenne (Chairman of the audit committee), Mr. Itay Barzilay, Mr. Amnon Neubach and Mr. Meir Nissensohn.

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

Shareholders generally have the right to examine any document in the company’s possession pertaining to any matter that requires shareholder approval. If this information is made public in Israel or elsewhere, we will file the information with the SEC in the United States.

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

D. Employees

In the years ended December 31, 2019, 2020 and 2021, our total number of employees was 214, 188 and 160, respectively. The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2019	2020	2021
Approximate numbers of employees by geographic location
Israel	25	25	23
Romania	171	147	124
United States	2	-	-
Germany	16	16	13
Total workforce	214	188
Approximate numbers of employees by category of activity
General and administration	18	15	14
Research and development	138	115	103
Professional services and customer support	46	47	32
Sales and marketing	12	11	11
Total workforce	214	188	160

E. Share Ownership

As of April 1, 2022, Monica Iancu beneficially owned 3,316,625, or 16.5% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

We have established stock option plans to provide for the issuance of options to our directors, officers and employees. Our most recent share incentive plan was adopted by our shareholders at our 2011 annual general meeting, or the 2011 Share Incentive Plan. Under the 2011 Share Incentive Plan, our ordinary shares and/or options to purchase our ordinary shares may be issued from time to time to our directors, officers, employees, consultants and contractors at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. Unless otherwise is determined by our Board, any award granted under the 2011 Share Incentive Plan will have a four-year vesting schedule, such that 50% of the award will vest on the second anniversary of the commencement date and 25% of the award will vest on each of the third and fourth anniversaries of the commencement date.

As of April 1, 2022, options to purchase 392,500 ordinary shares were outstanding and options for 2,315,290 ordinary shares had been exercised. The options vest over four years, primarily commencing on the date of grant. Generally, options not previously exercised will expire five years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

On September 2, 2021, Ms. Iancu adopted a Rule 10b5-1 Sale Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 1,800,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of March 1, 2022, no shares were sold under this plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2022, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares(1)
Monica Iancu	3,316,625	(2)	16.5%
Invesco Ltd. and affiliates	1,216,450	(3)	6.1%
Morgan Stanley and affiliates	1,273,975	(4)	6.3%

(1)	Based on 20,104,326 ordinary shares outstanding on April 1, 2022.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)	Based on a Schedule 13G filed with the SEC on February 12, 2021.
(4)	Based on a Schedule 13G filed with the SEC on February 11, 2022.

As of April 1, 2022, there were nine holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 17,164,919 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

None.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Export Sales

We conduct our sales activities primarily directly, by our sales force located in the MIND offices in Israel and Germany. For information regarding our revenues by geographic market, see Item 5 — “Operating and Financial Review and Prospects.”

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Policy

Our dividend policy is distribute a cash dividend once in each calendar year, in the amount approximately equal to our EBITDA plus financial income (expenses), minus taxes on income. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements.

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2021.

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

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:

●	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with: (A) proceedings we institute against him or instituted on our behalf or by another person; or (B) a criminal charge from which he was acquitted; or (C) a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent; and

●	a financial obligation imposed upon an office holder and reasonable litigation expenses, including attorney fees, expended by the office holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 23% for the 2021 tax year and for future years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from an “Approved Enterprise”, “Preferred Enterprise” or “Preferred Technological Enterprise” (all as defined below) may be considerably less, as further discussed below.

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

A Preferred Technological Enterprises will be subject to a corporate tax rate of 12% unless it is located in a specified development zone, in which case the rate will be 7.5%, all with respect to the portion of income derived from eligible intellectual property developed in Israel. The withholding tax on dividends from such enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company. For other dividend distributions, the withholding tax rate will be 20% (or a lower rate provided under a tax treaty, if applicable).

On February 18, 2018, the Israel Tax Authority issued a tax ruling granting us “Preferred Technological Enterprise” status, subject to the conditions and terms of the tax ruling. The grant of the status means that starting January 1, 2017 we are subject to a reduced Israeli corporate tax rate of 7.5% on any future taxable “technological income”.

The tax ruling was in force for five years through the 2021 tax year. On January 16, 2022, the tax ruling was extended by the Israel Tax Authority for an additional period of five years through the 2026 tax year.

Dividends Taxation

When dividends are distributed from the Preferred Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. Further information with regard to taxation of dividends can be found in Note 8 of our Consolidated Financial Statements.

We paid dividends to our shareholders in the amount of $5.1 million in 2019, $4.8 million in 2020, and $5.2 million in 2021. In March 2022, we declared a dividend of approximately $5.2 million and withholding tax applied at a rate of 22%.

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from certain government loans, is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial production activity.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, or the Transfer Pricing Regulations, came into force. Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

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

Shareholders that are individuals who have taxable income that exceeds a certain threshold in a tax year (linked to the CPI, which threshold is NIS 663,240 in the 2022 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.- Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) the Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel or (iii) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who does not meet the above conditions will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

A non-resident of Israel who receives dividend income or that realizes capital gains derived from the sale of our ordinary shares, from which tax was withheld at the source, in practice, is exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Dividend Taxation

Income Taxes on Dividends Distributed by the Company to Israeli Residents

The distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under a Preferred Enterprise (accrued from the 2014 tax year and onwards) or a Preferred Technological Enterprise tax status of the Company to individuals is subject to withholding tax at the rate of 20%.

In addition, if an Individual Israeli shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the dividend (not sourced from eligible Preferred Enterprise or Preferred Technological Enterprise income) will be 30%.

For information with respect to the applicability of High Income Tax on distribution of dividends, see “Capital Gains Tax on Sales of Our Ordinary Shares - Taxation of Israeli Residents.”

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Preferred Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 25%. The portion of dividends paid out of profits earned under a Preferred Enterprise (accrued from the 2014 tax year and onwards) or a Preferred Technological Enterprise tax status of the Company is subject to withholding tax at the rate of 20%.

Generally, under the U.S-Israel Tax Treaty the maximum rate of withholding tax on dividends paid to a shareholder who is a resident of the United States (as defined in the U.S. – Israel Tax Treaty) will be 25%. However, when a U.S. tax resident corporation is the recipient of the dividend, the withholding tax rate on a dividend out of regular (non-Approved/Preferred Enterprise/Preferred Technological Enterprise) profits may be reduced to 12.5% under the U.S-Israel Tax Treaty, where the following conditions are met:

(a)	the recipient corporation owns at least 10% of the outstanding voting rights of the Company for all of the period preceding the dividend during the Company’s current and prior taxable year; and

(b)	generally not more than 25% of the gross income of the paying corporation for its prior tax year consists of certain interest and dividend income.

Otherwise, the usual rates apply. Dividends paid to such U.S. corporation from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, Preferred Enterprise or Preferred Technological Enterprise will be subject to a 15% tax rate, provided that the conditions in clauses (a) and (b) above are met.

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive, or the Income Test; or

●	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income, or the Asset Test.

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

Under the Hiring Incentives to Restore Employment Act of 2010, or the HIRE Act, some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares.”

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

F. Dividends and paying agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov, and on our website at http://www.mindcti.com.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2021.

Currency	Current Monetary Assets (Liabilities)-Net
(dollars in thousands)
NIS	$306
EURO	1,706
Romanian RON	111
Other non-dollar currencies	65
$2,188

Our annual expenses paid in NIS are approximately $4.1 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the dollar by 1% would result in an increase in our operating expenses by approximately $41 thousand for the year ended December 31, 2021.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2021, we held short term investments (mainly highly rated corporate bonds) of $0.2 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.02 million.

As of December 31, 2021, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12. Description of Securities Other Than Equity Securities

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2021 and concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2021 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

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

Item 16C. Principal Accountant Fees and Services

At the annual meeting held on May 11, 2021, our shareholders reappointed Brightman Almagor Zohar & Co., certified public accountants in Israel and a firm in the Deloitte Global Network, as our independent auditor until the close of the following year’s annual general meeting. Brightman Almagor Zohar has served as our independent auditor since 2009.

Brightman Almagor Zohar billed the following fees to us for professional services in each of the last two fiscal years:

	Years Ended December 31,
	2020	2021

Audit Fees	$87,209	$147,516
Tax Fees	-	27,500
Total	$87,209	$175,016

Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders’ Meetings and Resolutions”, and rather than comply with the Nasdaq requirements relating to compensation committees (other than the due composition thereof), our audit committee (in its capacity as our compensation committee) fulfills the duties of a compensation committee in accordance with the Companies Law, as described in Item 6 “Directors, Senior Management and Employees - Board Practices.“In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclsoure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-27 of this annual report attached hereto.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2**	Articles of Association, as amended
2(d)*****	Description of Ordinary Shares
4.1***	MIND 1998 Share Option Plan
4.2***	MIND 2000 Share Option Plan
4.3****	MIND 2011 Share Incentive Plan
4.4******	Compensation Policy of Directors and Officers, dated May 26, 2019
8	List of Subsidiaries
11****	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline XBRL (eXtensible Business Reporting Language):

(i)	Consolidated Balance Sheets at December 31, 2020 and 2021;

(ii)	Consolidated Statements of Operations for the years ended December 31, 2019, 2020 and 2021;

(iii)	Consolidated Comprehensive Income for the years ended December 31, 2019, 2020 and 2021;

(iv)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2020 and 2021;

(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021; and

(vi)	Notes to Consolidated Financial Statements, tagged as blocks of text

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

******	Incorporated by reference to MIND C.T.I. Ltd.’s Notice of Annual General Meeting of Shareholders on Form 6K filed on April 16, 2019.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President and Chief Executive Officer
Date:	April 10, 2022

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MIND C.T.I Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MIND C.T.I Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition: Measuring Progress towards Completion – Refer to Note 1(o) and 1(a)(5) to the financial statements

Critical Audit Matter Description

The Company has customer contracts in the Billing and Related Services segment for upgrades that requires significant software customization. Revenue is recognized over the term of the contracts (“over time”) as the Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment, including a reasonable profit. The Company uses labor hours incurred to measure progress towards completion of these contracts. The extent of progress towards completion is measured based on the total labor hours incurred compared to the total estimated labor hours at completion of the contracts. The Company’s determination of revenue to be recognized for these contracts accounted for over time requires management to make significant estimates of the total labor hours needed to complete the contracts, including updates to those estimates throughout the life of the contracts. The estimate of the total number of hours to complete a project is inherently judgmental and depends upon the complexity of the work being undertaken, the customization being made to software and the customer environment being interfaced to. Given the significant management judgments necessary to estimate total labor hours at completion of these contracts for which revenue is recognized over time, auditing such estimates required extensive audit effort and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s estimates of future labor hours and total labor hours at completion included the following, among others:

●	For the estimates relating to the contracts for upgrades requiring significant software customization, we performed the following;

−	Read the contracts and evaluated whether their terms and conditions were properly considered in management’s calculations of revenue recognized over time.

−	Selected a sample and tested the completeness and accuracy of labor hours incurred by agreeing the hours used in the revenue recognition calculations to supporting documentation and time-charged records. We further corroborated the labor hours incurred through inquiries of the project manager.

−	Evaluated management’s estimates of future labor hours and total labor hours at completion by comparing the estimates used in the revenue recognition calculations to management’s work plans. We further corroborated the expectation of labor hours at completion through inquiries of the Company’s project manager.

●	We evaluated management’s ability to accurately estimate total labor hours for the contracts by comparing the estimated total labor hours used in the revenue recognition calculations to the actual labor hours incurred as of year-end and upon contract completion.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 10, 2022

We have served as the Company’s auditor since 2009.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 2 1	2 0 2 0
	Note	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9a	$4,182	$8,260
Short-term bank deposits	9a	14,071	7,180
Marketable securities	2	208	1,576
Accounts receivable, net:
Trade		1,803	2,134
Other	9b	145	269
Prepaid expenses		124	273
Total current assets		20,533	19,692

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Severance pay fund	6	2,325	1,823
Deferred income taxes	8c	184	127
Property and equipment, net of accumulated depreciation	3	175	159
Right-of-use assets, net of accumulated depreciation	4	1,463	1,775
Intangible assets, net of accumulated amortization	5a	522	702
Goodwill	5b	7,929	8,139
Total assets		$33,131	$32,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$839	$1,278
Other	9c	2,265	1,908
Current maturities of lease liabilities	4	376	346
Deferred revenues		2,155	2,113
Total current liabilities		5,635	5,645

LONG-TERM LIABILITIES:
Deferred revenues		154	85
Lease liabilities, net of current maturities	4	1,098	1,492
Accrued severance pay	6	2,361	1,865
Deferred income taxes		157	211
Total liabilities		9,405	9,298

SHAREHOLDERS’ EQUITY:	7
Share capital - Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares at December 31, 2021 and 2020;
Issued: 21,660,010 shares at December 31, 2021 and 2020; Outstanding: 20,057,326 and 19,985,826 shares at December 31, 2021 and 2020, respectively		54	54
Additional paid-in capital		27,324	27,202
Accumulated other comprehensive loss		(836)	(522)
Accumulated deficit		(1,722)	(2,472)
Treasury shares - 1,602,684 and 1,674,184 shares at December 31, 2021 and 2020, respectively		(1,094)	(1,143)
Total shareholders’ equity		23,726	23,119
Total liabilities and shareholders’ equity		$33,131	$32,417

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,
		2 0 2 1	2 0 2 0	2 0 1 9
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$1,548	$1,366	$2,298
Services		24,783	22,008	20,366
Total revenues		26,331	23,374	22,664
COST OF REVENUES
Cost of sales of licenses		86	82	140
Cost of services		12,364	11,071	9,986
Total cost of revenues		12,450	11,153	10,126
GROSS PROFIT		13,881	12,221	12,538

OPERATING EXPENSES:
Research and development		4,048	3,963	4,186
Selling and marketing		1,403	973	1,225
General and administrative		1,602	1,822	2,087
Total operating expenses		7,053	6,758	7,498
OPERATING INCOME		6,828	5,463	5,040

FINANCIAL INCOME, net	10b	55	379	483

INCOME BEFORE TAXES ON INCOME		6,883	5,842	5,523

TAXES ON INCOME	8	936	459	458

NET INCOME		$5,947	$5,383	$5,065

EARNINGS PER SHARE - in U.S. dollars:	10c
Basic		$0.30	$0.27	$0.26
Diluted		$0.29	$0.27	$0.25

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS
PER SHARE – in thousands:	10c
Basic		20,006	19,907	19,746
Diluted		20,270	20,138	19,962

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

NET INCOME	$5,947	$5,383	$5,065

OTHER COMPREHENSIVE INCOME (LOSS):
Translation adjustments	(314)	362	(7)
Total other comprehensive income (loss)	(314)	362	(7)
TOTAL COMPREHENSIVE INCOME	$5,633	$5,745	$5,058

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	of shares		paid-in	comprehensive	Accumulated	Treasury
	outstanding	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2019	19,439	$54	$26,404	$(877)	$(3,084)	$(1,515)	$20,982

CHANGES DURING 2019:
Comprehensive income (loss)	-	-	-	(7)	5,065	-	5,058
Dividend paid ($0.26 per share) (Note 7c)	-	-	-	-	(5,061)	-	(5,061)
Employees share based compensation expenses	-	-	200	-	-	-	200
Shares issued in respect of acquisition of a subsidiary from treasury shares (Note 1a3)	349	-	519	-	-	238	757
Exercise of options issued to employees from treasury shares	108	-	(73)	-	-	73	-
BALANCE AS OF DECEMBER 31, 2019	19,896	54	27,050	(884)	(3,080)	(1,204)	21,936

CHANGES DURING 2020:
Comprehensive income	-	-	-	362	5,383	-	5,745
Dividend paid ($0.24 per share) (Note 7c)	-	-	-	-	(4,775)	-	(4,775)
Employees share based compensation expenses	-	-	213	-	-	-	213
Exercise of options issued to employees from treasury shares	90	-	(61)	-	-	61	-
BALANCE AS OF DECEMBER 31, 2020	19,986	54	27,202	(522)	(2,472)	(1,143)	23,119

CHANGES DURING 2021:
Comprehensive income	-	-	-	(314)	5,947	-	5,633
Dividend paid ($0.26 per share) (Note 7c)	-	-	-	-	(5,197)	-	(5,197)
Employees share based compensation expenses	-	-	171	-	-	-	171
Exercise of options issued to employees from treasury shares	71	-	(49)	-	-	49	-
BALANCE AS OF DECEMBER 31, 2021	20,057	54	27,324	(836)	(1,722)	(1,094)	23,726

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,947	$5,383	$5,065
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	194	200	151
Deferred income taxes, net	(96)	(128)	(30)
Accrued severance pay	83	118	111
Unrealized loss (gain) from marketable securities	1	(51)	(93)
Realized gain on sale of marketable securities, net	(3)	(25)	(24)
Realized gain on sale of property and equipment	(3)	-	-
Employees share-based compensation	171	213	200
Changes in operating asset and liability items:
Decrease in accounts receivable:
Trade	243	1,073	805
Other	117	323	187
Decrease (increase) in prepaid expenses	149	(45)	(15)
Increase (decrease) in accounts payable and accruals:
Trade	(363)	(901)	138
Other	399	58	48
Change in operation lease liability	(52)	78	(15)
Increase in deferred revenues	111	203	153
Net cash provided by operating activities	6,898	6,499	6,681

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of marketable securities, net	1,370	545	2,529
Acquisition of subsidiaries	-	-	(2,310)
Purchase of property and equipment	(82)	(68)	(52)
Proceeds from sales of property and equipment	3	-	-
Severance pay funds	(89)	(126)	(139)
Proceeds from (investment in) short-term bank deposits	(6,891)	(385)	2,017
Net cash provided by (used in) investing activities	(5,689)	(34)	2,045

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(5,197)	(4,775)	(5,061)
Net cash used in financing activities	(5,197)	(4,775)	(5,061)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVILENTS	(90)	91	11

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,078)	1,781	3,676

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,260	6,479	2,803

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,182	$8,260	$6,479

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON-CASH ACTIVITIES:
Taxes paid	$903	$454	$12
Net lease liabilities arising from obtaining right-of-use asset	$-	$599	$-
Shares issued in respect of acquisition of a subsidiary from treasury shares	$-	$-	$757

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

Following the acquisitions completed during the year ended December 31, 2019 (see (3) below), the Company, through its subsidiaries, also provides enterprise and wholesale messaging.

The Company has wholly-owned subsidiaries in the United States (“MIND Software Inc.”), Romania (“MIND Software Srl”), U.K. (“MIND Software Limited”) and Germany (“MIND CTI GmbH”, “Message Mobile GmbH” and “GTX Messaging GmbH”).

2)	Effects of the spreading of the coronavirus (COVID-19):

The Company experienced the effect of the pandemic in some areas of its business, mainly due to the general economic uncertainty.

Since this event is not under the control of the Company, and matters such as the virus continuing to spread or stopping may affect the Company’s assessments, the Company is continuing to regularly follow the changes on the markets and is examining the mid and long-term effects on the business results of the Company.

3)	Acquisitions:

Acquisition of Message Mobile GmbH (“Message Mobile”)

On March 25, 2019, the Company acquired 100% of the outstanding shares of a German-based company, Message Mobile, for a total consideration of approximately $3 million, $2.25 million was paid in cash and approximately $0.75 million was paid in shares. Message Mobile is a leading provider of enterprise messaging and payment solutions.

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

Acquisition of GTX Messaging GmbH (“GTX”)

On September 25, 2019, the Company acquired 100% of the outstanding shares of a German based company, GTX, for a total consideration of EUR 250 thousand in cash (approximately $273 thousand). GTX is a provider of wholsale and enterprise messaging communication.

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

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company’s consolidated financial statements relate to revenue recognition for projects that apply the percentage of completion measurement.

6)	Functional currency:

The currency of the primary economic environment in which the operations of the Company and certain subsidiaries are conducted is the U.S. dollar (“dollar” or “$”). Most of the Company’s and its non-German subsidiaries’ revenues are derived from sales which are denominated primarily in dollars. In addition, the majority of the Company’s cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

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

The currency of the primary economic environment in which the operations of the Company’s German subsidiaries, Message Mobile, GTX and MIND CTI GmbH, are conducted is the Euro. Most of the revenues of the German subsidiaries, see below, are denominated primarily in Euros. Thus, the functional currency of such subsidiaries is the Euro. For those subsidiaries, assets and liabilities are translated at year-end exchange rates and statement of operations’ items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.	Comprehensive income (loss):

The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

e.	Segment reporting:

The chief operating decision maker (the “CODM”) of the Company is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

j.	Leases:

The Company adopted ASC 842, “Leases”. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. ASC 842 requires the recognition of right-of-use assets and lease liabilities for the Company’s operating leases.

The Company elected to adopt the package of practical expedients permitted under ASC 842. Therefore, the Company was not required to reassess: (i) whether any expired or existing contracts are or contain leases; (ii) the classification of any expired or existing leases; and (iii) initial direct costs for any existing leases.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company performed the annual impairment tests during the third quarter of 2021, 2020 and 2019 and did not identify any indication for impairment losses (see Note 5b).

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company adopts ASC 606, “Revenue from Contracts with Customers. Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 2 - MARKETABLE SECURITIES

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands
Short-term marketable securities - Corporate bond (a)	$208	$1,576

(a)	The Company invests in highly-rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated BBB- or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio, based on quoted prices in active markets.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands
Computers and electronic equipment	$1,977	$1,902
Office furniture and equipment	157	157
Vehicles	87	109
Leasehold improvements	27	27
	2,248	2,195
Less - accumulated depreciation and amortization	(2,073)	(2,036)
	$175	$159

b.	Depreciation expenses totaled $63 thousand, $77 thousand and $55 thousand in the years ended December 31, 2021, 2020 and 2019, respectively.

c.	Property and equipment, net - by geographical location:

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands
Israel	$62	$63
Romania	67	83
Germany	46	13

Total	$175	$159

NOTE 4 – LEASES

The following represents the aggregate right-of-use assets and related lease liabilities as:

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands
Amounts recognized in the consolidated balance sheet – right-of-use assets, net	$1,463	$1,775
Current liabilities	$376	$346
Long-term liabilities	1,098	1,492
Total operating leased liabilities	$1,474	$1,838

In the fourth quarter of 2020, the Company entered into a new operating lease agreement of a new office space in Israel which resulted in increase of the right-of-use asset and the lease liability in approximately $600 thousand, the lease terms expected to be seven years commencing in January 2021.

The weighted average lease term and weighted average discount rate as of December 31, 2021 were as follows:

Weighted average lease term – operating lease	4.65 years
Weighted average discount rate – operating lease	7.05%

The future cash flows related to the operating lease liabilities as of December 31, 2021 were as follows:

U.S. dollars in thousands
Years ending December 31:
2022	$427
2023	427
2024	333
2025	162
2026	158
Thereafter	199
Total lease payments (undiscounted)	1,706
Less – discount to net present value	(232)
Present value of lease liabilities	$1,474

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Definite-lived intangible assets:

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands
Core technology	$312	$312
Customer relationships	545	545
	857	857
Less – accumulated amortization	(348)	(217)
	509	640
Functional currency translation adjustments	13	62
Total intangible assets, net	$522	$702

b.	Goodwill

	Billing and related services	Messaging	Total
	U.S. dollars in thousands

Balance as of January 1, 2020	$5,430	$2,480	$7,910
Changes during the year ended December 31, 2020:
Functional currency translation adjustments	-	229	229
Balance as of December 31, 2020	$5,430	$2,709	$8,139
Changes during the year ended December 31, 2021:
Functional currency translation adjustments	-	(210)	(210)
Balance as of December 31, 2021	$5,430	$2,499	$7,929

NOTE 6 – SEVERANCE PAY

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partially covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees’ names and are, subject to certain limitations, the property of the employees.

The Company has entered into an agreement with some of its employees implementing Section 14 of the Israeli Severance Pay Law, 1963 and the general approval of the Minister of Welfare and Social Affairs dated June 30, 1998, issued in accordance with such Section 14. The agreement mandates that upon termination of such employees’ employment, all the amounts accrued in their severance funds, pension funds and by the insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet, as the severance pay risks have been irrevocably transferred to the severance funds, pension funds and isnsurance companies.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts accrued and the portions funded, with severance pay funds, pension funds and by the insurance policies are reflected in the financial statements as follows:

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

Accrued severance pay	$2,361	$1,865
Less - amounts funded (presented in “investment and other non-current assets”)	(2,325)	(1,823)
Unfunded balance	$36	$42

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

The severance pay expenses were $89 thousand, $126 thousand and $140 thousand in the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 7 - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Market, under the symbol MNDO.

b.	Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2021, the remaining treasury shares are 1,602,684 which amounted to $1,094 thousand.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2021, 2020 and 2019 were $0.26, $0.24 and $0.26, respectively.

The Company paid dividends to its shareholders in the amounts of $5.2 million, $4.8 million and $5.1 million during the years ended December 31, 2021, 2020 and 2019, respectively.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The compensation costs charged against income for the 2011 Share Incentive Plan during the years ended December 31, 2021, 2020 and 2019 were approximately $171 thousand, $213 thousand and $200 thousand, respectively.

Under Section 102 of the Israeli Income Tax Ordinance, pursuant to an election made by the Company thereunder, Israeli employees (except for employees who are deemed “Controlling Members” under the Israeli Income Tax Ordinance) are subject to a lower tax rate onpart of the capital gains accruing to them in respect of Section 102 awards. However, the Company is not allowed to claim as an expense for tax purposes the amounts credited to such employees.

1)	The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2021, 2020 and 2019, and changes during the years ended on those dates:

	Years Ended December 31,
	2 0 2 1		2 0 2 0		2 0 1 9
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at the beginning of year	266,500	$0.003	352,000	$0.23	674,200	$1.460
Changes during year:
Granted (a)	172,000	$0.003	64,000	$0.003	156,000	$0.003
Exercised	(71,500)	$0.003	(89,500)	$0.003	(108,200)	$0.003
Forfeited	(96,500)	$0.003	(56,000)	$1.233	(90,000)	$0.003
Expired	(1,000)	$0.003	(4,000)	$2.688	(280,000)	$2.947
Options outstanding at the end of year	269,500	$0.003	266,500	$0.003	352,000	$0.23

Options exercisable at the end of year	30,000	$0.003	23,000	$0.003	34,000	$1.49

Weighted average grant date fair value of options granted during the year (b)		$1.79		$1.32		$1.31

(a)	In the years ended December 31, 2021 and 2020 and 2019, the options were granted with an exercise price equal to par value of NIS 0.01 ($0.003).

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option pricing model with the following assumptions:

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Dividend yield	8.73%	10.3%	11%
Expected volatility*	34%	22%	25%
Average risk-free interest rate	0.81%	0.53%	1.86%
Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2021, there were approximately $405 thousand of total unrecognized compensation costs, net of expected forfeitures, related to unvested share-based compensation awards granted under the 2011 Share Incentive Plan. The costs are expected to be recognized over a weighted average period of 1.49 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2021:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number outstanding at December 31, 2021	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2021	Weighted average remaining contractual life	Weighted average exercise price
		Years			Years

$0.003	269,500	3.41	$0.003	30,000	2.04	$0.003

The total intrinsic value of options exercised during the years ended December 31, 2021, 2020 and 2019 were approximately $235 thousand, $212 thousand and $115 thousand, respectively. As of December 31, 2021 the aggregate intrinsic value of the outstanding options is $837 thousand, and the aggregate intrinsic value of the exercisable options is $93 thousand.

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

On February 18, 2018, the Company received a status of “Technologic Preferred Enterprise” as defined under the Investment Law (the “Approval”). In accordance with the Approval, starting in 2017 and until 2021, income originating from granting the right of use as defined in the Approval, will be defined as Technologic Preferred Income, as defined under the Law, and will be subject to a tax rate of 7.5%. The reduced tax rate applies only with respect to the revenue attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the “Nexus” formula as detailed in the Israeli regulations.

On January 16, 2022, the Company received a status of “Technologic Preferred Enterprise” for the years 2022 until 2026.

Dividend distributed from income which is attributed to a “Technologic Preferred Enterprise” will be subject to withholding tax of 20%, subject to a reduced tax rate under the provisions of an applicable double taxation treaty.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Other applicable tax rates:

1)	Income from other sources in Israel

The tax rate relevant to corporates in Israel in the year 2021 and thereafter is 23%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence (19% in the U.K, 30% in Germany, 21% in U.S. and 16% in Romania).

3)	On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises. The Company is monitoring the developments closely to ensure that the Company is compliant with the various requirements.

c.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

Research and development expenses	$104	$84
Carryforward tax losses, see (2) below	1,588	1,604
Other	18	11
Less - valuation allowance, see (2) below	(1,526)	(1,572)
	$184	$127

Deferred income tax assets are presented in the balance sheet among non-current assets.

2)	As of December 31, 2021 and 2020, the Company has provided valuation allowances in respect of certain deferred tax assets in certain subsidiaries resulting from tax loss carryforward due to uncertainty concerning their realization.

Taxes on income included in the statements of operations:

1)	As follows:

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	U.S. dollars in thousands
Current:
In Israel	$687	$420	$316
Outside Israel	346	167	172
	1,033	587	488
Deferred:
In Israel	(18)	(59)	(2)
Outside Israel	(79)	(69)	(28)
	$936	$459	$458

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b above), and the actual tax expense:

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$6,883	$5,842	$5,523

Theoretical tax expense	1,583	1,344	1,270
Less - tax benefits arising from Technologic Preferred Enterprise status, see a. above	(739)	(796)	(651)
	844	548	619
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	38	52	44
Taxes on income previous years	169	-	-
Changes in valuation allowance	(127)	(152)	(212)
Other	12	11	7
Taxes on income for the reported years:	$936	$459	$458

* As follows:
Taxable in Israel	$4,936	$5,135	$4,039
Taxable outside Israel	1,947	707	1,484
	$6,883	$5,842	$5,523

d.	Tax assessments:

The Company’s tax assessments through the 2017 tax year, are deemed final.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash, cash equivalents and short-term bank deposits:

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

Cash	$4,182	$4,221
Cash eqivalents	-	4,039
Total cash and cash equivalents	$4,182	$8,260

Short-term bank deposits*	$14,071	$7,180

*	The average interest rate of short-term deposits is 0.73% and 1.27%, as of December 31, 2021 and 2020, respectively.

b.	Accounts receivable - other:

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

Government institutions	$55	$29
Employees	27	26
Interest receivable	24	23
Sundry	39	191
	$145	$269

c.	Accounts payable and accruals - other:

	December 31,
	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

Payroll and related expenses	$946	$801
Government institutions	453	370
Accrued vacation pay	87	101
Accrued expenses and sundry	779	636
	$2,265	$1,908

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company’s revenues derive from sale of software products and services in two operating segments. The Company has three product lines: (i) product line “A” - billing and customer care solutions for service providers; (ii) product line “B” - call accounting and call management solutions for enterprises; and (iii) product line “C” – mobile messaging, communication and payment solutions (as from the year ended December 31, 2019).

The following table sets forth the revenues classified by product lines:

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

Product line “A”	$12,069	$11,986	$13,591
Product line “B”	2,286	2,642	2,956
Product line “C”	11,976	8,746	6,117
	$26,331	$23,374	$22,664

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	U.S. dollars in thousands

The Americas	$9,421	$10,355	$12,030
Europe	14,702	11,734	8,839
Israel	1,366	893	1,272
Other	842	392	523
	$26,331	$23,374	$22,664

b.	Financial income, net:

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$110	$172	$219
Non-dollar currency gains, net	-	147	89
Income from marketable securities	-	83	165
Realized gain from sale of available-for-sale securities	3	-	24
	113	402	497
Expenses:
Non-dollar currency losses, net	(8)	-	-
Unrealized loss from marketable securities	(1)	-	-
Bank commissions and charges	(49)	(23)	(14)
	(58)	(23)	(14)
	$55	$379	$483

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted EPS:

	Years Ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	In thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	20,006	19,907	19,746
Incremental shares from assumed exercise of options	264	231	216
Weighted average number of shares used in computation of diluted EPS	20,270	20,138	19,962

In the years ended December 31, 2021, 2020 and 2019, options that had an anti-dilutive effect were not taken into account in computing the diluted EPS. The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is none, none and 32,000 options, for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 11 - REPORTABLE SEGMENTS

The Company applies ASC 280, “Segment Reporting”. ASC 280 establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance.

As mentioned in Note 1e, the CODM of the Company is the Chief Executive Officer. The CODM assesses the performance of each segment and allocates resources to those segments based on net revenues and operating results and does not evaluate our segments using discrete asset information.

In previous reporting periods (until December 31, 2018), the Company operated in one reportable segment. Following the acquisitions completed during the year ended December 31, 2019 (see Note 1a(3)), management has determined that the Company operates in two reportable segments commencing from the date of acquisitions.

	Year Ended December 31, 2021
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$14,355	$11,976	$26,331

Operating income	$4,818	$2,010	$6,828

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2020
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$14,628	$8,746	$23,374

Operating income	$4,412	$1,051	$5,463

	Year Ended December 31, 2019
	Billing and Related Services	Messaging*	Total
	U.S. dollars in thousands

Revenues	$16,547	$6,117	$22,664

Operating income	$4,254	$786	$5,040

*	The results of operations reported for the year ended December 31, 2019, include the results of operations of Messaging commencing the second quarter of 2019 (see Note 1a(3)).

NOTE 12 - RELATED PARTIES

a.	Balances

As of December 31, 2021 and 2020, the Company had an accrual in the amount of $240 thousand, pursuant to the compensation policy regarding the Chief Executive Officer annual bonus.

b.	Transactions

During the years ended December 31, 2021, 2020 and 2019, the Company recorded salary expenses, cash bonus and directors’ fees to its related parties in the amount of $596 thousand, $596 thousand and $578 thousand, respectively.

NOTE 13 - SUBSEQUENT EVENT

On March 10, 2022, the Company declared a cash dividend to its shareholders in the amount of approximately $5.2 million ($0.26 per share).