Form 20-F
period 2022-12-31
MIND CTI LTD
filed 2023-03-14
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

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

Arie Abramovich

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

As of December 31, 2022, the Registrant had outstanding 20,124,326 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Unless the context requires otherwise, “MIND”, “us”, “we”, “our company”, “the company”, “the Company” and “our” refer to MIND C.T.I. Ltd. and its subsidiaries.

i

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

Our use of “open-source” software tools may be subject to IP infringement claims or subject our derivative works or products to unintended consequences;

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

Changes to regulations or technology vendor rules may prevent us from using some services; and

Our articles of association include forum selection clauses for certain claims brought under the U.S. securities laws or under Israeli law.

ii

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

Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely upon them as indications of future performance. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our operating results and margins in the short term. If we fail to meet or exceed the expectations of investors, we could face costly lawsuits, including securities class action suits.

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

We have derived benefits from various programs, including Israeli tax benefits relating to our “Approved and Preferred Enterprise” programs, and the “Preferred Technological Enterprise” program under the Israel Law for the Encouragement of Capital Investment, 1959.

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

Approximately 52% of our revenues are denominated in Euro, and approximately 44% in U.S. dollars, or dollar. Approximately 22% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 69% in Euro or linked to the Euro. At the same time, the majority of our cash reserves and investments are denominated in dollars, and our financial statements are denominated in dollars. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the dollar. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

We use certain “open-source” software tools that may be subject to intellectual property infringement claims or that may subject our derivative works or products to unintended consequences, possibly impairing our product development plans, interfering with our ability to support our clients or requiring us to allow access to the source code of our products or necessitating that we pay licensing fees.

Certain of our products contain open-source code and we may use more open-source code in the future. In addition, certain third-party software that we embed in our products contains open-source code. Open-source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open-source code provide no warranties on such code.

As a result of the use of open-source software, we could be subject to suits by parties claiming ownership of what they believe to be their proprietary code or we may incur expenses in defending claims alleging non-compliance with certain open-source code license terms. In addition, third-party licensors do not provide intellectual property protection with respect to the open-source components of their products, and we may be unable to be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open-source software contained in such third-party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open-source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open-source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open-source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open-source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business. Certain open-source licenses require as a condition to use, modification or distribution of such open-source that proprietary software incorporated into, derived from or distributed with such open-source be disclosed or distributed in source code form, be licensed for the purpose of making derivative works or be redistributable at no charge. The foregoing may under certain conditions be interpreted to apply to our software, depending upon the use of the open-source and the interpretation of the applicable open-source licenses.

We monitor our use of open-source code to avoid subjecting our products to conditions we do not intend. The use of open-source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

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

Since we are a public company in the United States, the cost of our directors’ and officers’ liability insurance has significantly increased over recent years, as a result of which we have decided to purchase minimal coverage insurance. Our directors and officers rely on indemnification agreements provided by us. Accordingly, any lawsuits against our directors and officers could result in expensive legal expenses, settlements and judgments that we would be required to bear, which would harm our financial condition.

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

If, for any taxable year, either (i) 75% or more of our gross income is passive income; or (ii) 50% or more of our assets, averaged over the year and generally determined based upon value, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a “passive foreign investment company”, or PFIC for United States federal income tax purposes. For this determination, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets that produce passive income.

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

Our articles of association provide that unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act of 1933, as amended, or the Securities Act, which may limit the ability of our shareholders to initiate litigation against us or increase the cost thereof.

Our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our amended and restated articles does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision that we propose to add to our articles of association. If a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Risks Relating to Our Location in Israel

Potential political, economic and military conditions concerning Israel may harm our operating results.

Most of our senior management is located in Israel. Accordingly, our operating results are directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts or political instability in the region, including an increase in the degree of violence between Israel and the Palestinians, could negatively affect business conditions and harm our results of operations. Furthermore, several countries, companies and trade groups restrict business with Israel and Israeli companies, and additional countries, companies and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business. In addition, critics of the proposed judicial reforms in Israel warn that such reforms, if not moderated prior to enactment, may weaken Israel’s democratic institutions and therefore harm its economy. The situation in Israel or the region could adversely affect our operations if our customers and/or strategic partners believe that instability could affect our ability to fulfill our commitments.

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

Our articles of association provide that the competent courts of Tel Aviv, Israel are the exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers and other employees.

Our articles of association provide that the competent courts of Tel Aviv, Israel are the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to the Company or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 1968, or the Securities Law. This exclusive forum provision applies to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision does not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and employees.

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

Principal Capital Expenditures

During 2022, 2021 and 2020, the aggregate cash amount of our capital expenditures was $130 thousand, $82 thousand, and $68 thousand, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

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

In addition, from 2019, following the acquisitions of Message Mobile GmbH, or Message Mobile and GTX GmbH, or GTX, we offer enterprise messaging services and wholesale messaging services.

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

The key elements of our strategy to increase our presence in mobile messaging include:

●	Expand through acquisitions. We believe that A2P messaging needs are increasing worldwide, be it in SMS or in IP messaging. This market is consolidating, as most of our competitors are very active and successful in executing their acquisition strategy. We intend to continue targeting potential acquisitions that could benefit our growth;

●	Provide multi-channel messaging solutions. We intend to continue to develop our platform to support multiple messaging channels such as SMS, WhatsApp, RCS, Telegram and others in order to provide to our customers multiple messaging options for personal mobile communication; and

Billing and Customer Care Solutions

The key functionalities of our billing and customer care solutions are as follows:

●	Mediation. Providing real-time and batch event collection, interfacing with the voice, content, data, service delivery and routing network elements;

●	Provisioning. Setting up the ability of a subscriber to use services, enabling features and quantitative limits on network elements and legacy billing solutions;

●	Authentication, Authorization and Accounting. Authenticating subscribers, authorizing a particular usage and. calculating the amount to be charged to the subscriber;

●	Interconnect Billing. MINDBill generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

●	Roaming. MINDBill provides the ability to define and manage the required roaming contract terms and the applicable tariff plan for each roaming partner;

●	Virtual Providers. MINDBill allows carriers to have resellers of traffic under different brand names and manage them as Virtual Providers;

●	Multiple Services and Products Support. MINDBill allows CSPs to provide all types of services and bundle them into packages with special rates, discounts and promotions;

●	On-Line-Charging (OCS). Flexible real-time rating engine that facilitates a wide variety of billing plans and tariff parameters, content-based rates, rates based on the day of the week, time of the day, call origin and destination and multi-currency rates for international services;

●	Invoicing. Support for all stages of invoice generation, multiple billing cycles and invoice on demand. Invoices can be printed locally or exported to printing service bureaus, using a customizable invoice layout;

●	Account Receivables (A/R). MINDBill manages all A/R activities, supports multiple payment methods and a built-in debt collection process;

●	Collection procedures. Flexible collection solution that provides full monitoring and control of the collection treatment (dunning process);

●	Customer Support Representative Web Interface. User-friendly web interface that allows operators to perform all customer care operations from any location;

●	Self-Care Web Interface. Subscriber web interface that allows subscribers to obtain information about their account, including invoices, payments and usage details. Subscribers can also make payments and update subscription details;

●	E-commerce Web Interface. New module that supports the entire sales cycle of plans, devices and accessories;

●	Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines, field service solutions and address validation systems;

●	Business Processes Workflow Environment. Creating tailored business processes such as customer onboarding, managing subscriptions, trouble tickets and debt collection; and

●	Monitoring. MINDBill includes a monitoring tool that enables 24x7 operational control, proactive monitoring and historical analysis of the platform’s behavior.

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

Mobile Messaging

Following the acquisition of Message Mobile and GTX in 2019, we offer messaging solutions to enterprise and wholesale customers. We plan to expand the range of services we offer and the technological vehicles used to deliver them to our customers, and to increase the rate of new customer acquisition by facilitating self-registration and on-boarding for new customers, and by offering competitive pricing and quality services.

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

Our messaging services are based on our modern, cloud-based messaging platforms developed by our subsidiaries in Germany.

Sales and Marketing

We conduct our sales and marketing activities primarily directly. We also work with appointed distributors and resellers throughout the world.

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

●	participating in industry trade shows and special events; and

●	conducting ongoing public and press relations programs.

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years Ended December 31,
	2022	2021	2020
	(dollars in thousands)
The Americas (total)	$8,536	$9,421	$10,355
Sale of Licenses	64	72	482
Services	8,472	9,349	9,873
Asia Pacific and Africa (total)	808	838	392
Sale of Licenses	139	88	97
Services	669	750	295
Europe (total)	11,382	14,702	11,734
Sale of Licenses	297	792	513
Services	11,085	13,910	11,221
Israel (total)	825	1,366	893
Sale of Licenses	111	596	274
Services	714	770	619
Total	21,551	26,331	23,374
Sale of Licenses	611	1,548	1,366
Services	20,940	24,783	22,008

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	Traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

●	Wireless telephony providers, LTE operators and MVNO’s, such as KDDI America, Inc. and Chat Mobility;

●	Cable providers that also offer voice services, such as EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Communications Ltd.

Enterprise Software

Our enterprise software products have been installed for a large base of customers worldwide, including international banking firms, global technology leaders, government agencies and other thousands of small to very large organizations.

Messaging Services

Our messaging solutions are used by more than 100 enterprise customers, mostly in Germany.

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

Messaging

Our competition in the messaging market comes from a few international companies, such as Sinch AB and CM.com, and from many small, local service providers in Germany. Our competitive advantage is based on a combination of technology and service – our ability and will to tailor our services to the needs of enterprise customers.

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

D.  Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 5,800 square feet at our Yoqneam headquarters and approximately 3,000 square feet in Luneburg, Germany. We also lease approximately 7,900 square feet in Iasi, Romania and approximately 7,400 square feet in Suceava, Romania. The offices in Iasi and Suceava are used primarily for software development and for customer support.

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

Overview

We were incorporated in Israel in 1995 and started providing our enterprise software products in that year. In 1997, we introduced our billing and customer care software for Voice over IP. We have enhanced our billing solutions since then to support multiple IP services, wireless and wireline carriers and triple play (voice, data and content) service providers. Following the acquisitions completed during 2019 (see below), we, together with our subsidiaries, also provide enterprise and wholesale messaging, communication solutions.

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

In 2022, 54% of our total revenues were derived from providing our billing and customer care software, 35% of our total revenues were derived from enterprise messaging and payment solutions and 11% of our total revenues were derived from providing our enterprise software. In 2022, services represented 97% of our total revenues and license fees represented 3% of our total revenues.

In 2022, one customer accounted for approximately 12% of our total revenues. In 2021and 2020, no customer accounted for more than 10% of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

Consolidation in the telecom markets was not favorable to us in the last years, and we closed fewer deals than in previous years. Accordingly, we expect challenges in maintaining our revenues and our profitability levels in the near term.

Our dividend policy is to declare a dividend distribution once per year, in the approximate amount of our EBITDA for the preceding year plus net financial income minus taxes on income, subject to specific board of directors’ approval and applicable law. Since 2003, our cash dividends amount to approximately $5.54 per share (including the dividend declared in March 2023 in respect of 2022). The amount per share that we distributed in each of 2022 and 2021 was $0.26, and a dividend of $0.24 per share was declared in March 2023. The board of directors’ decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. Our board of directors may decide to discontinue the dividend distribution in whole or in part at any time.

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

We provide a revenue breakdown for our billing and customer care software, our messaging solutions and our enterprise call management software. We believe that this information provides a better understanding of our performance and allows investors to make a more informed judgment about our business.

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

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related costs for executives and administrative personnel, professional fees, directors’ fees, insurance, provisions for doubtful accounts and other general corporate expenses.

Financial Income, Net. Our financial income, net consists mainly of interest earned on bank deposits and short-term investments, gains and losses from the change in value and realization of marketable securities, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars, net of bank charges.

Taxes on Income. See “Corporate Tax Rate” below.

A. Operating Results

The following discussion of our results of operations for the years ended December 31, 2022 and 2021, including the percentage data in the following table, is based upon our statements of operations contained in our consolidated financial statements for those years, and the related notes thereto, included in Item 18:

	Years Ended December 31,
	2022	2021
	(% of revenues)
Revenues	100.0%	100.0%
Cost of revenues	46.6	47.3
Gross profit	53.4	52.7
Research and development	16.2	15.4
Selling and marketing	4.5	5.3
General and administrative	7.1	6.1
Operating income	25.6	25.9
Financial income, net	0.4	0.2
Income before taxes on income	26.1	26.1
Taxes on income	1.5	3.5
Net income	24.5%	22.6%

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Revenues

	Years Ended December 31,
	2022	2021
	(dollars in millions)		% Change
License sales	$0.6	$1.5	(60.5)%
Services	20.9	24.8	(15.5)%
Total revenues	$21.5	$26.3	(18.1)%

Total revenues decreased from $26.3 million in 2021 to $21.5 million in 2022, mainly attributable to a decrease in revenues in our messaging segment, from $12.0 million in 2021 to $7.7 million in 2022. This decrease is mainly due to unusual higher revenues in 2021 that was primarily attributed to the high messages volumes in Q2 and Q3 of 2021, related to specific COVID-19 regulations in Germany that were temporary in nature and did not represent a trend.

Revenues from our billing and customer care solutions for service providers decreased from $12.1 million in 2021 to $11.5 million in 2022. The decrease was primarily attributed to the loss of one large customer and the lower revenues from our new customers. We expect a future trend of market decline due to shrinking relevant telecom markets and strong competition.

Revenues from our enterprise products increased slightly from $2.2 million in 2021 to $2.3 million in 2022. The increase was primarily attributed to a few major upgrades to the latest version at existing customers. Nevertheless, we continue to expect that this market will generally decline.

Revenues from licenses decreased from $1.5 million in 2021 to $0.6 million in 2022. The decrease was mainly attributed to the fact that in 2021 we received a one-time large increase in license revenues, based on an increase in the number of subscribers at two customers. Revenues from services decreased from $24.8 million in 2021 to $ 20.9 million in 2022, primarily as a result of the decrease in revenues in our messaging segment discussed above.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2022	2021
	(% of revenues)
The Americas	39.6%	35.8%
Europe	52.8	55.8
Asia Pacific and Africa	3.8	3.2
Israel	3.8	5.2
Total	100.0%	100.0%

Our revenues in the Americas decreased from $9.4 million in 2021 to $8.5 million in 2022. The decrease was primarily due to the reduced budgets allocated by CSPs to replace or upgrade their billing solutions and the loss of a few customers in this area. We expect this trend to continue.

Our revenues in Europe significantly decreased from $14.7 million in 2021 to $11.3 million in 2022. The decrease was primarily attributed to the decrease in revenues in our messaging segment, offset by an increase in revenues from our billing segment resulting mainly from the sales of upgrades to the latest version to two existing customers. The percentage of total revenues in Europe decreased from 55.8% in 2021 to 52.8% in 2022, due to the same reason.

Our revenues in Israel decreased from $1.4 million in 2021 to $0.8 million in 2022, mainly due to the one-time sale of licenses to one of our customers in Israel during 2021.

Cost of Revenues

	Years Ended December 31,
	2022	2021
	(dollars in millions)		% Change
Cost of sales of license	$0.10	$0.09	25.5%
Cost of services	9.9	12.36	(19.6)%
Total cost of revenues	$10.0	$12.45	(19.3)%

Total cost of revenues in 2022 decreased by $2.4 million, or 19.3%, compared with 2021, primarily due to the decrease in revenues in our messaging segment, which generated cost of revenues of approximately $6.6 million during 2022 and cost of revenues of approximately $9.0 million in 2021.

Gross profit as a percentage of total revenues increased from 52.7% in 2021 to 53.4% in 2022. The increase was primarily attributed to the significant decrease in our messaging segment, which operates with lower gross margins than our billing segment.

Operating Expenses

	Years Ended December 31,
	2022	2021
	(dollars in millions)		% Change
Research and development	$3.4	$4.1	(13.6)%
Selling and marketing	1.0	1.4	(31.2)%
General and administrative	1.5	1.6	(4.9)%
Total operating expenses	$5.9	$7.1	(15.1)%

Research and Development. The decrease in our research and development expenses by 13.6% in 2022 compared to 2021 was primarily due to a decrease in personnel expenses. Research and development expenses as a percentage of total revenues increased from 15.4% in 2021 to 16.2 % in 2022, due to the significant decrease in total revenues, offset by the decrease in research and development expenses.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $1.4 million in 2021 to $1.0 million in 2022, mainly attributable to a decrease in commissions and personnel expenses. Selling and marketing expenses as a percentage of total revenues decreased from 5.3% in 2021 to 4.5% in 2022, mainly due to the above-mentioned decrease.

General and Administrative Expenses. General and administrative expenses decreased from $1.6 million in 2021 to $1.5 million in 2022, mainly due to a decrease in administrative personnel expenses. General and administrative expenses as a percentage of revenues increased from 6.1% in 2021 to 7.1% in 2022, mainly due to the significant decrease in total revenues.

Impairment of Goodwill. No impairment of goodwill was required following the annual assessment performed during each of 2021 and 2022.

Financial Income, net. In 2022, financial income consisted of interest income on short-term bank deposits and marketable securities in the aggregate amount of $262 thousand, together with interest income on a long-term balance with a customer in the amount of $58 thousand, offset by a loss from currency exchange rate fluctuations in the aggregate amount of $99 thousand, interest on tax assessments in the aggregate amount of $60 thousand, realized and unrealized loss from marketable securities in the aggregate amount of $45 thousand and bank charges in an aggregate amount of $23 thousand. In 2021, financial income consisted of interest income on short-term bank deposits and income on marketable securities in the aggregate amount of $112 thousand, offset by loss from currency exchange rate fluctuations in the aggregate amount of $8 thousand, and bank charges in an aggregate amount of $49 thousand.

Taxes on Income. Taxes on income are comprised of current and deferred taxes. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included in our consolidated balance sheet. In 2022, our taxes on income in the amount of $330 thousand included taxes on income, mainly in Israel, in the amount of $335 thousand and a decrease in deferred taxes in the amount of $7 thousand, offset by a refund in Germany in the amount of $39 thousand. In 2021, our taxes on income in the amount of $936 thousand included taxes on income, mainly in Israel and in Germany, in the amount of $992 thousand ($687 thousand in Israel and $305 thousand in Germany) and an increase in deferred taxes in the amount of $96 thousand.

For a comparison of the year ended December 31, 2021 to the year ended December 31, 2020, please refer to Item 5 in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 11, 2022.

Our Functional Currency

The currency of the primary economic environment in which we operate is the dollar. Although 52% of our revenues are denominated in Euro, approximately 44% of our revenues are denominated in dollars and the vast majority of our cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

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

As of December 31, 2022, we had $5.2 million in cash and cash equivalents and $12.0 million in short-term bank deposits, and our working capital was $15.1 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents and our deposits are denominated in dollars.

Net Cash Provided by Operating Activities. Net cash provided by operating activities in 2022 was $4.6 million, attributable to our net income of $5.3 million, non-cash related items, net, in the amount of $0.5 million, a net decrease in operating assets and liabilities items in the amount of $1.3 million. Net cash provided by operating activities in 2021 was $6.9 million, attributable to our net income of $5.9 million, non-cash related items, net, in the amount of $0.3 million, a net increase in operating assets and liabilities items in the amount of $0.6 million.

The decrease in net cash provided by operating activities of $2.3 million from 2021 to 2022 reflects mainly the decrease of $1.9 million in operating assets and liabilities items from 2021 to 2022 and the decrease of $0.6 million in our net income from 2021 to 2022.

Net Operating Working Capital

As of December 31, 2022, net operating working capital was $15.1 million, compared with $15.0 million as of December 31, 2021. The increase of $0.2 million is mainly due to a decrease in tax and other accruals, offset by a decrease in our cash position.

Cash Deposits

As of December 31, 2022, we had approximately $12.0 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2022, we held marketable securities of approximately $174 thousand.

Net Cash Used in Investing Activities. In 2022, we decreased our investments in short-term bank deposits by $2.0 million. In 2021, we increased our investments in short-term bank deposits by $6.9 million, and we decreased our investments in marketable securities by $1.4 million.

Net Cash Used in Financing Activities. In each of 2022 and 2021, our financing activities used $5.2 million due to a cash dividend of $5.2 million.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $130 thousand and $82 thousand in 2022 and 2021, respectively. These expenditures were principally for the purchase of equipment, mainly for the upgrade of our hosted platform that services the messaging segment, vehicles and for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we have distributed aggregate cash dividends of $5.54 per share to our shareholders, including $0.26 per share in March 2021, $0.26 per share in April 2022 and the dividend of $0.24 per share that we declared in March 2023. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $3.4 million (or 16.2% of total revenues) in 2022 and $4.1 million (or 15% of total revenues) in 2021. The decrease in 2022 was mainly due to a decrease in personnel expenses. Our engineering department comprised approximately 82 employees as of December 31, 2022.

D.  Trend Information

Our billing and customer care solutions target tier 2 and tier 3 service providers. Some service providers seek solutions that are implemented upon a native cloud architecture. However, we have not yet completed the development of our native cloud-based solutions, and this has harmed our competitive position.

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

There is a need to replace outdated billing systems that are not secure due to old technologies and that require high costs to operate. Most telcos in our relevant segment are reluctant to heavily invest in transformation projects, and are turning to low-cost solutions. This buying behavior results in lower demand for our comprehensive and sophisticated end-to-end solutions.

Accordingly, our new customers in 2022 provided lower initial proceeds. Also, the telecommunication market is undergoing consolidation and intensifying competition, and we have lost a few customers. We expect that these trends will negatively impact our revenues and profitability in 2023.

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

Goodwill impairment assessment is a critical accounting estimate. As a result of our acquisitions, our goodwill represents the excess of the consideration paid or transferred. Goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. When we perform such analysis, we determine the fair value of a reporting unit, using discounted cash flows. In such analysis we apply assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

Another critical accounting policy is revenue recognition. We have customer contracts in the Billing and Related Services segment where revenue is recognized over time, as our performance does not create an asset with an alternative use and we have an enforceable right to payment, including a reasonable profit. Our determination of revenue to be recognized for these contracts accounted for over time requires management to make significant estimates of the total labor hours needed to complete the contracts, including updates to those estimates throughout the life of the contracts. The updates of the existing estimates are not expected to have a significant impact on our financial condition or results of operations.

F.  [Reserved]

Item 6. Directors, Senior Management and Employees

A.  Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	65	President and Chief Executive Officer, Director
Arie Abramovich	36	Chief Financial Officer
Gilad Parness	54	Vice President Sales
Oren Tanhum	52	Vice President, Professional Services
Shoval Cohen Nissan	48	Vice President, Information Technology
Victor Balteanu	43	Vice President Engineering
Marian Scurtu	45	Vice President Customer Success
Liviu Serea	68	General Manager, MIND Romania
Meir Nissensohn	79	Chairman of the Board of Directors
Joseph Tenne	67	Director and Chairman of the Audit Committee
Itay Barzilay	48	Director
Amnon Neubach	79	Director

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

Arie Abramovich. Mr. Abramovich rejoined MIND in December 2022 as Chief Financial Officer. Prior to rejoining MIND, Arie served as Corporate Assistant Controller at Albaad Massuot Yitzhak Ltd. (TASE: ALBA). From 2020 until 2021, Arie served as MIND’s Assistant Controller and prior to that as Senior Accountant at KPMG from 2017 until 2020. Mr. Abramovich holds a B.A. degree in Accounting from The Jerusalem School for Business Administration, Hebrew University, and he is a Certified Public Accountant in Israel.

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

Joseph Tenne. Mr. Tenne has served as a director of our company since August 2014. Since May 2017, Mr. Tenne serves as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE), which was sold in 2021 to ZOLL Medical Corporation, and from 2014 to 2017 he served as its Vice President Finance and CFO. Mr. Tenne serves as a director at AudioCodes Ltd., at OPC Energy Ltd., at Highcon Systems Ltd., at Electreon Wireless Ltd., and at Sapir Corp Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc. (NYSE). From 2003 to 2004, Mr. Tenne served as the CFO of Treofan Germany GmbH & Co. KG, a German private company. Mr. Tenne served as a director at Enzymotec Ltd. from 2013 to 2018, at Orbotech Ltd. from 2014 to 2019 and at Ratio Oil Exploration (Finance) from 2005 to 2021. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University, and he is a Certified Public Accountant in Israel.

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

B.  Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2022 was $1.6 million, including $0.1 million that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity-based compensation expenses.

During 2022, we granted to our executive officers under our option plans options to purchase 106,000 ordinary shares at exercise price of $0.003 per share. All these options expire in 2027.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary	Cash Bonus(1)	Equity-Based Compensation(2)	All Other Compensation(3)	Total ($)
Monica Iancu	President and Chief Executive Officer	240,000	240,000	-	58,368	538,368
Ran Mendelaw	Chief Financial Officer(4)	88,560	21,443	-	41,803	151,806
Gilad Parness	Vice President Sales	115,477	28,591	29,630	49,856	223,554
Shoval Cohen Nisaan	Vice President, Information Technology	115,590	28,591	92,240	52,748	289,169
Oren Tanhum	Vice President, Professional Services	101,256	25,017	29,630	46,816	202,719

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for National Insurance (social security), and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

(4)	Mr. Mendelaw resigned and was replaced as Chief Financial Officer by Arie Abramovich in December 2022.

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

C.  Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2025, Class II in 2023 and Class III in 2024. Monica Iancu is a member of Class I, Itay Barzilay and Joseph Tenne are members of Class II and Meir Nissensohn and Amnon Neubach are members of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors.

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

Under the Companies Law, at least once every three years our compensation committee is required to propose for shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the compensation policy and examine its implementation and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. If the shareholders do not approve a proposed compensation policy, the board of directors is entitled to approve it if the compensation committee and the board of directors, after re-evaluating the proposed policy, conclude that approving the policy is in the company’s best interests.

At our 2022 annual general meeting, the shareholders did not approve the renewal of our compensation policy that was approved by our shareholders at our 2019 annual general meeting. Our board of directors subsequently re-evaluated the policy, after receiving the compensation committee’s recommendation on the matter, and resolved that the renewal of the existing compensation policy is in our company’s best interests.

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

Disclosure of Personal Interest of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and, in any event, no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

●	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

●	other than in the ordinary course of business;

●	other than on market terms; or

●	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

D.  Employees

In the years ended December 31, 2022, 2021, and 2020 our total number of employees was 153, 160, and 188 respectively. The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2022	2021	2020
Approximate numbers of employees by geographic location
Israel	24	23	25
Romania	116	124	147
United States	-	-	-
Germany	13	13	16
Total workforce	153	160	188
Approximate numbers of employees by category of activity
General and administration	15	14	15
Research and development	97	103	115
Professional services and customer support	32	32	47
Sales and marketing	9	11	11
Total workforce	153	160	188

E.  Share Ownership

As of March 1, 2023, Monica Iancu beneficially owned 3,316,625, or 16.5% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

We have established stock option plans to provide for the issuance of options to our directors, officers and employees. Our 2011 Share Incentive Plan was extended in 2022 for an additional ten years. Under the 2011 Share Incentive Plan, our ordinary shares and/or options to purchase our ordinary shares may be issued from time to time to our directors, officers, employees, consultants and contractors at exercise prices and on other terms and conditions as determined by our board of directors. Our board of directors determines the exercise price and the vesting period of options granted. Unless otherwise is determined by our Board, any award granted under the 2011 Share Incentive Plan will have a four-year vesting schedule, such that 50% of the award will vest on the second anniversary of the commencement date and 25% of the award will vest on each of the third and fourth anniversaries of the commencement date.

As of March 1, 2023, options to purchase 452,500 ordinary shares were outstanding and options for 2,335,290 ordinary shares had been exercised. The options vest over four years, primarily commencing on the date of grant. Generally, options not previously exercised will expire five years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

On September 2, 2021, Ms. Iancu adopted a Rule 10b5-1 Sale Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 1,800,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of March 1, 2023, no shares were sold under this plan.

Item 7. Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2023, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares(1)
Monica Iancu	3,316,625	(2)	16.5%
Morgan Stanley and affiliates	1,085,327	(3)	5.4%

(1)	Based on 20,124,326 ordinary shares outstanding on March 1, 2023.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)	Based on a Schedule 13G filed with the SEC on February 10, 2023.

As of March 1, 2023, there were nine holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 17,186,019 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

On February 12, 2021, Invesco Ltd. reported beneficial ownership of 1,216,450 ordinary shares (constituting 6.1% of our outstanding ordinary shares), and on February 2, 2023, Invesco reported beneficial ownership of 609,450 ordinary shares (constituting 3.0% of our outstanding ordinary shares).

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2022.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 23% for the 2022 tax year and for future years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from an “Approved Enterprise”, “Preferred Enterprise” or “Preferred Technological Enterprise” (all as defined below) may be considerably less, as further discussed below.

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

Dividends Taxation

When dividends are distributed from the Preferred Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. Further information with regard to taxation of dividends can be found in Note 7 of our Consolidated Financial Statements.

We paid dividends to our shareholders in the amount of $4.8 million in 2020, $5.2 million in 2021, and $5.2 million in 2022. In March 2023, we declared a dividend of approximately $4.8 million and withholding tax applied at a rate of 22%.

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

Shareholders that are individuals who have taxable income that exceeds a certain threshold in a tax year (linked to the CPI, which threshold is NIS 663,240 and NIS 698,280 in the 2022 and 2023 tax years, respectively), will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

For information with respect to the applicability of High-Income Tax on distribution of dividends, see “Capital Gains Tax on Sales of Our Ordinary Shares - Taxation of Israeli Residents.”

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2022.

Currency	Current Monetary Assets (Liabilities)-Net
(dollars in thousands)
NIS	$54
EURO	1,549
Romanian RON	67
Other non-dollar currencies	55
$1,725

Our annual expenses paid in NIS are approximately $3.4 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the dollar by 1% would result in an increase in our operating expenses by approximately $34 thousand for the year ended December 31, 2022.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2022, we held short term investments (mainly highly rated corporate bonds) of $0.2 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.02 million.

As of December 31, 2022, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12. Description of Securities Other Than Equity Securities

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2022 and concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2022 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

At the annual meeting held on June 30, 2022, our shareholders appointed Fahn Kanne & Co. Grant Thornton Israel, certified public accountants in Israel, as our independent auditor until the close of the following year’s annual general meeting. Prior to that, Brightman Almagor Zohar had served as our independent auditor since 2009.

Brightman Almagor Zohar and Fahn Kanne & Co. Grant Thornton Israel billed the following fees to us for professional services in fiscal years 2022 and 2021, respectively:

	Years Ended December 31,
	2022	2021

Audit Fees	$119,129	$147,516
Tax Fees	-	27,500
Total	$119,129	$175,016

Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

At our 2022 Annual General Meeting held on June 30, 2022, our shareholders approved the appointment of Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”), a member firm within Grant Thornton, as our independent registered public accounting firm until our next annual general meeting. The appointment of Fahn Kanne was recommended by our audit committee and by our board of directors on May 12, 2022. Fahn Kanne is independent of the Company, and during the two most recent fiscal years and the subsequent interim period, neither the Company nor anyone on its behalf consulted Fahn Kanne regarding any matter that requires disclosure under applicable SEC rules.

Our previous independent registered public accounting firm was Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (“Deloitte Israel”), certified public accountants in Israel. As described below, the change in independent registered public accounting firm is not the result of any disagreement with Deloitte Israel. Deloitte Israel’s report on our financial statements as of and for the years ended December 31, 2021 and 2020, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2021 and 2020, there were no disagreements with Deloitte Israel on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Deloitte Israel, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports on the financial statements for such years, and there were no “reportable events” (as defined in Item 16F(a)(1)(v) of SEC Form 20-F).

The Company provided Deloitte Israel with a copy of the foregoing disclosure and requested Deloitte Israel to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of such letter, dated March 14, 2023, furnished by Deloitte Israel is filed as Exhibit 15.3 to this Annual Report on Form 20-F.

Item 16G. Corporate Governance

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B “Additional Information – Memorandum and Articles of Association – Voting, Shareholders’ Meetings and Resolutions”, rather than comply with Nasdaq’s shareholder approval requirements with respect to equity compensation plans, as described in Item 6.C “Directors, Senior Management and Employees – Board Practices–Office Holder Compensation”, and rather than comply with the Nasdaq requirements relating to compensation committees (other than the due composition thereof), our audit committee (in its capacity as our compensation committee) fulfills the duties of a compensation committee in accordance with the Companies Law, as described in Item 6.A “Directors, Senior Management and Employees - Board Practices.” In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-26 of this annual report attached hereto.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2	Articles of Association, as amended
2(d)****	Description of Ordinary Shares
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4*****	Compensation Policy of Directors and Officers, dated May 26, 2019
8	List of Subsidiaries
11***	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
15.2	Consent of Fahn Kanne & Co. Grant Thornton Israel
15.3	Letter from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language):

	(i)	Consolidated Balance Sheets at December 31, 2021 and 2022;

	(ii)	Consolidated Statements of Operations for the years ended December 31, 2020, 2021 and 2022;

	(iii)	Consolidated Comprehensive Income for the years ended December 31, 2020, 2021 and 2022;

	(iv)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2021 and 2022;

	(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022; and

	(vi)	Notes to Consolidated Financial Statements, tagged as blocks of text

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Notice of Annual General Meeting of Shareholders on Form 6K filed on April 16, 2019.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President and Chief Executive Officer

Date:	March 14, 2023

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.grantthornton.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MIND C.T.I. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MIND C.T.I Ltd. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

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

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.

Critical Audit Matter Description

Goodwill Impairment Analysis

As described further in Note 1l and Note 4b to the consolidated financial statements, as of September 30, 2022, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of $7.8 million that was allocated to two reporting units. As disclosed in Note 1l, goodwill is not amortized but rather tested for impairment at least annually or most often if indicators of impairment are present. Management either assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill (qualitative assessment) or elects to proceed directly to the impairment test and bypass the qualitative assessment. As part of the qualitative assessment, if, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. Goodwill impairment is measured by comparing the fair value of a reporting unit with its carrying amount. The impairment test was based on a valuation performed by management. Judgments and assumptions used in the discounted cash flow model which included projected net cash flows from operations, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

The principal considerations for our determination that the goodwill impairment assessment is a critical audit matter are the high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s fair value estimate, which included projected net cash flows from operations, estimated weighted average cost of capital and short-term and long-term growth rates for the reporting units. Given the subjective nature and judgment applied by management, auditing these estimates required a high degree of auditor judgment and an increased extent of effort, including the use of our valuation specialist.

Our audit procedures related to the annual goodwill impairment analysis of the reporting units included, among others, the following:

●	We evaluated the appropriateness of the discounted cash flow model; tested the completeness, accuracy and relevance of underlying data used in the model; and evaluated the reasonableness of significant assumptions used by management, including projected net cash flows from operations, estimated weighted average cost of capital and short-term and long-term growth rates for the reporting units. Our evaluation involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) the consistency of the assumptions used with evidence obtained in other areas of the audit.

●	We utilized a valuation specialist to assess the appropriateness of the impairment methodology used and to assist us with testing the appropriateness of the discount rate used (the estimated weighted average cost of capital) in the discounted cash flow model.

/s/ Fahn Kanne & Co. Grant Thornton Israel

Fahn Kanne & Co. Grant Thornton Israel

Certified Public Accountants (Isr.)

Tel-Aviv, March 14, 2023

We have served as the Company’s auditor since 2022.

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 2 2	2 0 2 1
	Note	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8a	$5,265	$4,182
Short-term bank deposits	8a	12,040	14,071
Marketable securities		174	208
Trade receivables, net		2,357	1,803
Other current assets	8b	293	145
Prepaid expenses		169	124
Total current assets		20,298	20,533

NON-CURRENT ASSETS:
Trade receivables		58	-
Severance pay fund	5	1,914	2,325
Deferred income taxes	7c	143	184
Property and equipment, net	2	225	175
Right-of-use assets, net	3	946	1,463
Intangible assets, net	4a	374	522
Goodwill	4b	7,785	7,929
Total assets		$31,743	$33,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables		$937	$839
Other current liabilities and accruals	8c	1,978	2,265
Current maturities of lease liabilities	3	271	376
Deferred revenues		1,986	2,155
Total current liabilities		5,172	5,635

LONG-TERM LIABILITIES:
Deferred revenues		107	154
Lease liabilities, net of current maturities	3	615	1,098
Accrued severance pay	5	1,930	2,361
Deferred income taxes		112	157
Total liabilities		7,936	9,405

SHAREHOLDERS’ EQUITY:	6
Share capital - Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares at December 31, 2022 and 2021; Issued: 21,660,010 shares at December 31, 2022 and 2021; Outstanding: 20,124,326 and 20,057,326 shares at December 31, 2022 and 2021, respectively		54	54
Additional paid-in capital		27,546	27,324
Accumulated other comprehensive loss		(1,073)	(836)
Accumulated deficit		(1,662)	(1,722)
Treasury shares - 1,535,684 and 1,602,684 shares at December 31, 2022 and 2021, respectively		(1,058)	(1,094)
Total shareholders’ equity		23,807	23,726
Total liabilities and shareholders’ equity		$31,743	$33,131

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,
		2 0 2 2	2 0 2 1	2 0 2 0
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	9a
Sales of licenses		$611	$1,548	$1,366
Services		20,940	24,783	22,008
Total revenues		21,551	26,331	23,374
COST OF REVENUES
Cost of sales of licenses		108	86	82
Cost of services		9,936	12,364	11,071
Total cost of revenues		10,044	12,450	11,153
GROSS PROFIT		11,507	13,881	12,221

OPERATING EXPENSES:
Research and development		3,495	4,048	3,963
Selling and marketing		965	1,403	973
General and administrative		1,523	1,602	1,822
Total operating expenses		5,983	7,053	6,758
OPERATING INCOME		5,524	6,828	5,463
FINANCIAL INCOME, net	9b	93	55	379
INCOME BEFORE TAXES ON INCOME		5,617	6,883	5,842
TAXES ON INCOME	7	330	936	459
NET INCOME		$5,287	$5,947	$5,383

EARNINGS PER SHARE - in U.S. dollars:	9c
Basic		$0.26	$0.30	$0.27
Diluted		$0.26	$0.29	$0.27

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:	9c
Basic		20,099	20,006	19,907
Diluted		20,397	20,270	20,138

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

NET INCOME	$5,287	$5,947	$5,383

OTHER COMPREHENSIVE INCOME (LOSS):
Translation adjustments	(237)	(314)	362
TOTAL COMPREHENSIVE INCOME	$5,050	$5,633	$5,745

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number of		Additional	other
	shares		paid-in	comprehensive	Accumulated	Treasury
	outstanding	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2020	19,896	$54	$27,050	$(884)	$(3,080)	$(1,204)	$21,936

CHANGES DURING 2020:
Comprehensive income	-	-	-	362	5,383	-	5,745
Dividend paid ($0.24 per share) (Note 6c)	-	-	-	-	(4,775)	-	(4,775)
Employees share-based compensation expenses	-	-	213	-	-	-	213
Exercise of options issued to employees from treasury shares	90	-	(61)	-	-	61	-
BALANCE AS OF DECEMBER 31, 2020	19,986	54	27,202	(522)	(2,472)	(1,143)	23,119

CHANGES DURING 2021:
Comprehensive income	-	-	-	(314)	5,947	-	5,633
Dividend paid ($0.26 per share) (Note 6c)	-	-	-	-	(5,197)	-	(5,197)
Employees share-based compensation expenses	-	-	171	-	-	-	171
Exercise of options issued to employees from treasury shares	71	-	(49)	-	-	49	-
BALANCE AS OF DECEMBER 31, 2021	20,057	54	27,324	(836)	(1,722)	(1,094)	23,726

CHANGES DURING 2022:
Comprehensive income	-	-	-	(237)	5,287	-	5,050
Dividend paid ($0.26 per share) (Note 6c)	-	-	-	-	(5,227)	-	(5,227)
Employees share-based compensation expenses	-	-	258	-	-	-	258
Exercise of options issued to employees from treasury shares	67	-	(36)	-	-	36	-
BALANCE AS OF DECEMBER 31, 2022	20,124	54	27,546	(1,073)	(1,662)	(1,058)	23,807

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,287	$5,947	$5,383
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	193	194	200
Deferred income taxes, net	7	(96)	(128)
Accrued severance pay	41	83	118
Unrealized loss (gain) from marketable securities	34	1	(51)
Realized loss (gain) on sale of marketable securities, net	11	(3)	(25)
Realized gain on sale of property and equipment	-	(3)	-
Employees share-based compensation	258	171	213
Changes in operating asset and liability items:
Decrease (increase) in trade receivables, net	(666)	243	1,073
Decrease (increase) in other current assets	(149)	117	323
Decrease (increase) in prepaid expenses	(45)	149	(45)
Increase (decrease) in trade payables	139	(363)	(901)
Increase (decrease) in other current liabilities and accruals	(265)	399	58
Change in operation lease liability	(71)	(52)	78
Increase (decrease) in deferred revenues	(216)	111	203
Net cash provided by operating activities	4,558	6,898	6,499

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of (investment in) marketable securities, net	(11)	1,370	545
Purchase of property and equipment	(130)	(82)	(68)
Proceeds from sales of property and equipment	-	3	-
Severance pay funds	(61)	(89)	(126)
Proceeds from (investment in) short-term bank deposits	2,031	(6,891)	(385)
Net cash provided by (used in) investing activities	1,829	(5,689)	(34)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(5,227)	(5,197)	(4,775)
Net cash used in financing activities	(5,227)	(5,197)	(4,775)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVILENTS	(77)	(90)	91

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,083	(4,078)	1,781

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,182	8,260	6,479

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,265	$4,182	$8,260

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES:
Taxes paid	$413	$903	$454
Net lease liabilities arising from obtaining right-of-use asset	$-	$-	$599

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

The Company has wholly-owned subsidiaries in the United States (MIND Software Inc.), Romania (MIND Software Srl), United Kingdom (MIND Software Limited) and Germany (MIND CTI GmbH, Message Mobile GmbH (“Message Mobile”) and “GTX Messaging GmbH (“GTX”)).

2)	Accounting principles:

The consolidated financial statements were prepared in accordance with the United States Generally Accepted Accounting Principles (“GAAP”).

3)	Use of estimates in preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company’s consolidated financial statements relate to revenue recognition for projects that apply the percentage of completion measurement and goodwill impairment.

4)	Functional currency:

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

The Company and certain subsidiaries transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

The currency of the primary economic environment in which the operations of the Company’s German subsidiaries, Message Mobile, GTX and MIND CTI GmbH, are conducted is the Euro. Most of the revenues of the German subsidiaries, are denominated primarily in Euros. Thus, the functional currency of such subsidiaries is the Euro. For those subsidiaries, assets and liabilities are translated at year-end exchange rates and statement of operations’ items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

The chief operating decision maker (the “CODM”) of the Company is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has two reporting segments, see Note 10.

e.	Cash and cash equivalents:

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

The Company’s financial instruments, including cash, cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accruals have carrying amounts which is equal or approximate fair value due to the short-term maturity of these instruments.

The measurement of cash and cash equivalents and marketable derivatives are classified within Level 1.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. These deposits are presented at cost and earn interest at market rates which present the fair value.

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

i.	Leases:

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

j.	Property and equipment:

These assets are stated at cost, less accumulated depreciation and amortization.

The assets are depreciated by the straight-line method, on basis of their estimated useful life which best reflects the pattern of use.

Annual rates of depreciation are as follows:

%
Computers and electronic equipment	15-33
Office furniture and equipment	6-7
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k.	Intangible assets:

Intangible assets with definite lives are amortized over their estimated useful lives using the straight-line method which best reflects the pattern of use, at the following annual periods ranges:

Years
Core technology	10.75
Customer relationships	5.75

Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2022, 2021 and 2020, no impairment losses have been identified with respect to intangible assets.

l.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under ASC 350, “Intangibles – Goodwill and Others”, goodwill is not amortized but rather tested for impairment at least annually or most often if indicators of impairment are present.

Events or changes in circumstances that could trigger an impairment review include macroeconomic and other industry specific factors including, among others, a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

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

The Company performed the annual impairment tests as of September 30, 2022, 2021 and 2020 and did not identify any indication for impairment losses (see Note 4b). The impairment test was based on a valuation performed by management. Judgments and assumptions used in the discounted cash flow model which included projected net cash flows from operations, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions.

m.	Income taxes:

The Company accounts for income taxes, in accordance with the provisions of ASC 740, “Income Taxes”, under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

n.	Revenue recognition:

The Company generates its revenues from software licensing, sales of professional services including integration and implementation, maintenance services, managed services and mobile messaging services.

The Company applies ASC 606, “Revenue from Contracts with Customers”. Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company applies the provisions of ASC 606, as follows:

i)	Sale of standard licensed products

Revenue from perpetual licenses is classified as software license revenue. Software license revenue is recognized as a point in time upon transfer of control to the customer which usually occurs when the licensed product and the utility that enables the customer to access authorization keys is delivered, provided that a signed contract has been received.

ii)	Services

Revenues from ongoing maintenance and support fees are recognized over time on a pro-rated basis over the duration of the contract. Revenues earned from time and material arrangements, usually based on a pre agreed monthly rates, recognized over time, based on the duration of the contract and the service time provided to date.

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

Managed Services

Revenues from managed services include a monthly fee for services and a right to access the Company’s software and are recorded as service revenues. The Company does not provide the customer with the contractual right to take possession of the software at any time during the period under these contracts. The monthly fee is based mainly on the number of subscribers or customer’s business volume and the contracts include a minimum monthly charge. These revenues are recognized over time on a monthly basis when those services are satisfied.

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

s.	Treasury shares:

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company, under “Treasury shares.”

t.	Concentration of credit risks:

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

u.	Recently adopted accounting pronouncements:

In November 2021, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2021-10, ASC Topic 832, “Disclosures by Business Entities about Government Assistance”, which requires annual disclosures that increase the transparency of transactions involving government grants, including (i) information about the nature of the transactions and the related accounting policy used to account for the transactions, (ii) the line items on the balance sheet and statement of operations that are affected by the transactions, and the amounts applicable to each financial statement line item, and (iii) significant terms and conditions of the transactions. The Company applied the guidance prospectively to all in-scope transactions beginning fiscal year 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, “Revenue from Contracts with Customers”. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. Adopting the new guidance in an interim period other than the first fiscal quarter requires an entity to apply the new guidance to all prior business combinations that have occurred since the beginning of the annual period in which the new guidance was adopted. The Company plans to adopt the new accounting standard effective January 1, 2023 and will apply the guidance prospectively to business combinations with an acquisition date occurring on or after January 2023.

The Company has evaluated other recently issued accounting pronouncements and does not currently believe that any of these pronouncements will have a material impact on its consolidated financial statements and related disclosures.

NOTE 2 - PROPERTY AND EQUIPMENT, NET

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Computers and electronic equipment	$2,089	$1,977
Office furniture and equipment	158	157
Vehicles	121	87
Leasehold improvements	27	27
	2,395	2,248
Less - accumulated depreciation and amortization	(2,170)	(2,073)

	$225	$175

b.	Depreciation expenses totaled $77 thousand, $63 thousand and $77 thousand in the years ended December 31, 2022, 2021 and 2020, respectively.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Property and equipment, net - by geographical location:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands
Israel	$74	$62
Romania	70	67
Germany	81	46

Total	$225	$175

NOTE 3 – LEASES

The following represents the aggregate right-of-use assets and related lease liabilities from operating lease agreements for certain offices as:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands
Amounts recognized in the consolidated balance sheet – right-of-use assets, net	$946	$1,463
Current liabilities	$271	$376
Long-term liabilities	615	1,098
Total operating leased liabilities	$886	$1,474

In the third quarter of 2022, the Company returned one floor of office space in Romania, which resulted in a decrease of the right-of-use asset and in the lease liability in the amount of approximately $173 thousand. There were no additional changes in the lease terms.

The weighted average lease term and weighted average discount rate as of December 31, 2022 were as follows:

Weighted average lease term – operating lease	4.28 years
Weighted average discount rate – operating lease	6.9%

The future cash flows related to the operating lease liabilities as of December 31, 2022 were as follows:

U.S. dollars in thousands
Years ending December 31:
2023	$294
2024	248
2025	146
2026	142
2027	142
Thereafter	38
Total lease payments (undiscounted)	1,010
Less – discount to net present value	(124)
Present value of lease liabilities	$886

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Definite-lived intangible assets:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Core technology	$312	$312
Customer relationships	545	545
	857	857
Less – accumulated amortization	(524)	(348)
	333	509
Functional currency translation adjustments	41	13
Total intangible assets, net	$374	$522

b.	Goodwill

	Billing and related services	Messaging	Total
	U.S. dollars in thousands

Balance as of January 1, 2021	$5,430	$2,709	$8,139
Changes during the year ended December 31, 2021:
Functional currency translation adjustments	-	(210)	(210)
Balance as of December 31, 2021	$5,430	$2,499	$7,929
Changes during the year ended December 31, 2022:
Functional currency translation adjustments	-	(144)	(144)
Balance as of December 31, 2022	$5,430	$2,355	$7,785

NOTE 5 – SEVERANCE PAY

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

The Company has entered into an agreement with some of its employees implementing Section 14 of the Israeli Severance Pay Law, 1963 and the general approval of the Minister of Labor dated June 30, 1998, issued in accordance with such Section 14. The agreement mandates that upon termination of such employees’ employment, all the amounts accrued in their severance funds, pension funds and by the insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet, as the severance pay risks have been irrevocably transferred to the severance funds, pension funds and insurance companies.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts accrued and the portions funded, with severance pay funds, pension funds and by the insurance policies are reflected in the financial statements as follows:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Accrued severance pay	$1,930	$2,361
Severance pay fund	(1,914)	(2,325)
Unfunded balance	$16	$36

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

The severance pay expenses were $61 thousand, $89 thousand and $126 thousand in the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 6 - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Market, under the symbol MNDO. Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

b.	Treasury shares:

During the period between September 2008 and December 2009, the Company has purchased an aggregate number of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2022, the remaining treasury shares are 1,535,684 which amounted to $1,058 thousand. The treasury shares are mainly utilized by the Company to settle exercise of options by employees.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2022, 2021 and 2020 were $0.26, $0.26 and $0.24, respectively.

The Company paid dividends to its shareholders in the amounts of approximately $5.2 million, $5.2 million and $4.8 million during the years ended December 31, 2022, 2021 and 2020, respectively.

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

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the abovementioned plan vest over 2-4 years on service basis. Options not exercised will expire five years after the day of grant.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The compensation costs charged against income for the 2011 Share Incentive Plan were comprised as follows:

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

Cost of revenues	$63	$49	$65
Research and development expenses	159	90	109
Selling and marketing expenses	1	4	9
General and administrative expenses	35	28	30
	$258	$171	$213

Under Section 102 of the Israeli Income Tax Ordinance, pursuant to an election made by the Company thereunder, Israeli employees (except for employees who are deemed “Controlling Members” under the Israeli Income Tax Ordinance) are subject to a lower tax rate on part of the capital gains accruing to them in respect of Section 102 awards. However, the Company is not allowed to claim as an expense for tax purposes the amounts credited to such employees.

1)	The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2022, 2021 and 2020, and changes during the years ended on those dates:

	Years Ended December 31,
	2 0 2 2		2 0 2 1		2 0 2 0
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at the beginning of year	269,500	$0.003	266,500	$0.003	352,000	$0.23
Changes during year:
Granted (a)	304,000	$0.003	172,000	$0.003	64,000	$0.003
Exercised	(67,000)	$0.003	(71,500)	$0.003	(89,500)	$0.003
Forfeited	(54,000)	$0.003	(96,500)	$0.003	(56,000)	$1.233
Expired	-	$0.003	(1,000)	$0.003	(4,000)	$2.688
Options outstanding at the end of year	452,500	$0.003	269,500	$0.003	266,500	$0.003
Options exercisable at the end of year	25,500	$0.003	30,000	$0.003	23,000	$0.003
Weighted average grant date fair value of options granted during the year (b)		$1.58		$1.79		$1.32

(a)	In the years ended December 31, 2022 and 2021 and 2020, the options were granted with an exercise price equal to par value of NIS 0.01 ($0.003).

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Dividend yield	9.69%	8.73%	10.3%
Expected volatility*	30%	34%	22%
Average risk-free interest rate	1.99%	0.81%	0.53%
Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2022, there were approximately $623 thousand of total unrecognized compensation costs, net of expected forfeitures, related to unvested share-based compensation awards granted under the 2011 Share Incentive Plan. The costs are expected to be recognized over a weighted average period of 1.54 years.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2022:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	at	remaining	average	at	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2022	life	price	2022	life	price
		Years			Years

$0.003	452,500	3.7	$0.003	25,500	1.45	$0.003

The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 were approximately $184 thousand, $235 thousand and $212 thousand, respectively. As of December 31, 2022 the aggregate intrinsic value of the outstanding options is $949 thousand, and the aggregate intrinsic value of the exercisable options is $53 thousand.

NOTE 7 - TAXES ON INCOME

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

On February 18, 2018 and on February 16, 2022, the Company received a status of “Technologic Preferred Enterprise” as defined under the Investment Law (the “Approvals”). In accordance with the Approvals, starting in 2017 and until 2026, income originating from granting the right of use as defined in the Approval, will be defined as Technologic Preferred Income, as defined under the Law, and will be subject to a tax rate of 7.5%. The reduced tax rate applies only with respect to the revenue attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the “Nexus” formula as detailed in the Israeli regulations.

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

3)	On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises. The Company is monitoring the developments closely to ensure that the Company is compliant with the various requirements.

c.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Research and development expenses	$105	$104
Carryforward tax losses, see (2) below	1,388	1,588
Other	10	18
Less - valuation allowance, see (2) below	(1,360)	(1,526)
	$143	$184

Deferred income tax assets are presented in the balance sheet among non-current assets. Also, as of December 31, 2022 and 2021, the Company has deferred income tax liability in amount of $112 thousand and $157 thousand, respectively which is calculated on temporary difference on intangible assets, which were recorded as a part of Message Mobile’s acquisition. Deferred income tax liability is presented in the balance sheet among long-term liabilities.

2)	As of December 31, 2022 and 2021, the Company has provided valuation allowances in respect of certain deferred tax assets in certain subsidiaries resulting from tax losses carryforward due to uncertainty concerning their realization.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Taxes on income included in the statements of operations:

1)	As follows:

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	U.S. dollars in thousands
Current:
In Israel	$335	$687	$420
Outside Israel	(12)	346	167
	323	1,033	587
Deferred:
In Israel	1	(18)	(59)
Outside Israel	6	(79)	(69)
	$330	$936	$459

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b above), and the actual tax expense:

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$5,617	$6,883	$5,842

Theoretical tax expense	1,292	1,583	1,344
Less - tax benefits arising from Technologic Preferred Enterprise status, see a. above	(797)	(739)	(796)
	495	844	548
Increase (decrease) in taxes resulting from other differences:
Disallowable deductions	20	38	52
Taxes on income from previous years	(80)	169	-
Changes in valuation allowance	(119)	(127)	(152)
Other	14	12	11
Taxes on income for the reported years:	$330	$936	$459

* As follows:
Taxable in Israel	$5,144	$4,936	$5,135
Taxable outside Israel	473	1,947	707
	$5,617	$6,883	$5,842

d.	Tax assessments:

As of December 31, 2022, the Company’s tax assessments through the 2017 tax year, are deemed final.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash and short-term bank deposits:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Cash	$4,535	$4,182
Cash equivalents	730	-
Total cash and cash equivalents	$5,265	$4,182

Short-term bank deposits*	$12,040	$14,071

*	The average interest rate of short-term deposits is 4.15% and 0.73%, as of December 31, 2022 and 2021, respectively.

b.	Other current assets:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Government institutions	$36	$55
Employees	31	27
Interest receivable	185	24
Sundry	41	39
	$293	$145

c.	Other current liabilities and accruals:

	December 31,
	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Payroll and related expenses	$840	$946
Government institutions	277	453
Accrued vacation pay	64	87
Accrued expenses and sundry	797	779
	$1,978	$2,265

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company’s revenues derive from sale of software products and services in two operating segments. The Company has three product lines: (i) product line “A” - billing and customer care solutions for service providers; (ii) product line “B” - call accounting and call management solutions for enterprises; and (iii) product line “C” – mobile messaging and communication solutions. Product lines “A” and “B” relate to the billing and related services reporting segment and product line “C” relates to the messaging reporting segment.

The following table sets forth the revenues classified by product lines:

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

Product line “A”	$11,545	$12,069	$11,986
Product line “B”	2,343	2,286	2,642
Product line “C”	7,663	11,976	8,746
	$21,551	$26,331	$23,374

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	U.S. dollars in thousands

The Americas	$8,536	$9,421	$10,355
Europe	11,382	14,702	11,734
Israel	825	1,366	893
Other	808	842	392
	$21,551	$26,331	$23,374

b.	Financial income, net:

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$262	$110	$172
Interest on non-current trade receivables	58	-	-
Non-dollar currency gains, net	-	-	147
Income from marketable securities	-	-	83
Realized gain from sale of available-for-sale securities	-	3	-
	320	113	402
Expenses:
Non-dollar currency losses, net	(99)	(8)	-
Interest	(60)	-	-
Unrealized loss from marketable securities	(34)	(1)	-
Realized loss from sale of marketable securities	(11)	-	-
Bank commissions and charges	(23)	(49)	(23)
	(227)	(58)	(23)
	$93	$55	$379

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted EPS:

	Years Ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	In thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	20,099	20,006	19,907
Incremental shares from assumed exercise of options	298	264	231
Weighted average number of shares used in computation of diluted EPS	20,397	20,270	20,138

NOTE 10 - REPORTABLE SEGMENTS

The Company applies ASC 280, “Segment Reporting”. ASC 280 establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance.

As mentioned in Note 1d, the CODM of the Company is the Chief Executive Officer. The CODM assesses the performance of each segment and allocates resources to those segments based on net revenues and operating results and does not evaluate the Company’s reportable segments using discrete asset information.

	Year Ended December 31, 2022
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$13,888	$7,663	$21,551

Operating income	$5,105	$419	$5,524

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2021
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$14,355	$11,976	$26,331

Operating income	$4,818	$2,010	$6,828

	Year Ended December 31, 2020
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$14,628	$8,746	$23,374

Operating income	$4,412	$1,051	$5,463

Revenues from one customer of the Company’s billing and related services segment represents approximately 12%, 7% and 9% of the total revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 11 - RELATED PARTIES

a.	Balances

As of December 31, 2022 and 2021, the Company had an accrual in the amount of $240 thousand, pursuant to the compensation policy regarding the Chief Executive Officer’s annual bonus.

b.	Transactions

During the years ended December 31, 2022, 2021 and 2020, the Company recorded salary expenses, cash bonus and directors’ fees to its related parties in the amount of $615 thousand, $596 thousand and $596 thousand, respectively.

NOTE 12 - SUBSEQUENT EVENT

On March 8, 2023, the Company declared a cash dividend to its shareholders in the amount of approximately $4.8 million ($0.24 per share).