Form 20-F/A
period 2022-12-31
MIND CTI LTD
filed 2023-03-15
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of MIND C.T.I. Ltd. (the “Company”) for the year ended December 31, 2022, filed on March 14, 2023 (the “Annual Report”), is being filed solely for the purpose of adding the report of the independent registered public accounting firm that audited the Company’s consolidated financial statements as of, and for the two years ended, December 31, 2021 (the “Report”), which was inadvertently omitted from the original filing.

This Amendment consists of a cover page, this explanatory note, the financial statements referenced in Item 18 (with the addition of the Report and resulting renumbering of the “F” pages), Item 19, the signature page and the Exhibits (as updated to include new certifications of our Chief Executive Officer and Chief Financial Officer).

Other than as expressly set forth above, this Amendment does not amend the information in any other item of the Annual Report or reflect any events that have occurred after the Annual Report was originally filed.

Item 18. Financial Statements

See pages F-1 through F-27 of this annual report attached hereto.

1

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2******	Articles of Association, as amended
2(d)****	Description of Ordinary Shares
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4*****	Compensation Policy of Directors and Officers, dated May 26, 2019
8******	List of Subsidiaries
11***	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1******	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
15.2******	Consent of Fahn Kanne & Co. Grant Thornton Israel
15.3******	Letter from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language):

	(i)	Consolidated Balance Sheets at December 31, 2021 and 2022;

	(ii)	Consolidated Statements of Operations for the years ended December 31, 2020, 2021 and 2022;

	(iii)	Consolidated Comprehensive Income for the years ended December 31, 2020, 2021 and 2022;

	(iv)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2021 and 2022;

	(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022; and

	(vi)	Notes to Consolidated Financial Statements, tagged as blocks of text

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Notice of Annual General Meeting of Shareholders on Form 6-K filed on April 16, 2019.

******	Included in the original filing of the Annual Report.

2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President and Chief Executive Officer

Date: March 15, 2023

3

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MIND C.T.I Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MIND C.T.I Ltd. and subsidiaries (the "Company") as of December 31, 2021, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 10, 2022

We began serving as the Company's auditor since 2009. In 2022 we became the predecessor auditor.

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