Form 20-F
period 2023-12-31
MIND CTI LTD
filed 2024-03-18
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

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

As of December 31, 2023, the Registrant had outstanding 20,124,826 Ordinary Shares, nominal value NIS 0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The market segment of small to medium size communication service providers may fail to grow;

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

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data or our information technology, or IT, systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable, which may materially affect our business and result in potential legal liability.

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services, and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. See Item 16K below. Despite our efforts to implement network security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. Such cybersecurity incident could include an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. They may use a wide variety of methods, including by use of artificial intelligence, or AI, which may include developing and deploying malicious software to attack our products third-party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as usernames, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

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

For example, the General Data Protection Regulation, or GDPR, took effect in the EU on May 25, 2018. The GDPR enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to conduct business in the EU could be significantly impaired.

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

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the U.S., the EU and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing U.S. federal and various state and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

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

Approximately 53% of our revenues are denominated in Euro, and approximately 43% in U.S. dollars, or dollar. Approximately 12% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 74% in Euro or linked to the Euro. At the same time, the majority of our cash reserves and investments are denominated in dollars, and our financial statements are denominated in dollars. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the dollar. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

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

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission, or SEC, regulations, Nasdaq listing rules and the Israeli Companies Law, 1999, or the Companies Law, or the Israeli Companies Law. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act of 2002, our management and other personnel devote a substantial amount of time to assure that we continue to comply with these requirements. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. If our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results.

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

If, for any taxable year, either (i) 75% or more of our gross income is passive income; or (ii) 50% or more of our assets, averaged over the year and generally determined based upon value, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a “passive foreign investment company”, or PFIC for U.S. federal income tax purposes. For this determination, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets that produce passive income.

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

While the vast majority of our employees are located outside of Israel, most of our senior management is located in Israel. Accordingly, our operating results may be directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts or political instability in the region, including an increase in the degree of violence between Israel and the Palestinians, could negatively affect business conditions and harm our results of operations. Furthermore, several countries, companies and trade groups restrict business with Israel and Israeli companies, and additional countries, companies and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition, or the expansion of our business. The situation in Israel or the region could adversely affect our operations if our customers and/or strategic partners believe that instability could affect our ability to fulfill our commitments.

In October 2023, thousands of Hamas terrorists invaded Israel’s southern border towns near the Gaza Strip and carried out attacks on civilian and military targets that were extraordinary in scale and brutality. Hamas and other terrorist groups also launched extensive rocket attacks from the Gaza Strip against civilian targets in various parts of Israel. As a result, Israel declared war against Hamas, called up hundreds of thousands of reserve soldiers and launched an extensive military campaign against them. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon have intensified and may escalate into a greater regional conflict. To date, our business and operations have not been adversely affected by the war. We have back-up IT systems and remote work ability that we expect will enable our operations to function well in the event of an emergency.

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

Our articles of association provide that the competent courts of Tel Aviv, Israel are the exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers, and other employees.

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

Item 4. Information on the Company

A. History and Development of the Company

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC at http://www.sec.gov. Our website address is at https://mindcti.com. Information contained, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein, and we have included our website address in this annual report solely for informational purposes.

Principal Capital Expenditures

During 2023, 2022 and 2021, the aggregate cash amount of our capital expenditures was $64 thousand, $130 thousand, and $82 thousand, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

B.  Business Overview

Overview

We develop, manufacture, market and implement convergent billing and customer care software solutions for communication service providers, including traditional wireline and wireless, voice over IP, or VoIP, broadband IP network operators, wireless internet service providers, or WISPs, LTE and 5G carriers, and mobile virtual network operators, or MVNOs.

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

We enhanced our billing and customer care platform with optional modules that we developed in recent years, including online store (e-commerce), mobile app and self-service modules that enable high quality service with Omnichannel architecture.

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

Our enterprise mobile messaging platform enables enterprises to easily communicate with clients and partners via text / SMS, instant messaging or voice. The platform may be integrated with the customers' CRM or marketing automation platforms. The messaging services are used by businesses for direct communication with their customers for several reasons, such as customer care, notifications, appointments, OTPs (one-time passwords) and marketing.

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

Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in some marketing activities, including participating in industry trade shows and special events.

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years Ended December 31,
	2023	2022	2021
	(dollars in thousands)
The Americas (total)	$7,897	$8,536	$9,421
Sale of Licenses	158	64	72
Services	7,739	8,472	9,349
Asia Pacific and Africa (total)	1,162	808	838
Sale of Licenses	33	139	88
Services	1,129	669	750
Europe (total)	11,633	11,382	14,702
Sale of Licenses	249	297	792
Services	11,384	11,085	13,910
Israel (total)	920	825	1,366
Sale of Licenses	118	111	596
Services	802	714	770
Total	21,612	21,551	26,331
Sale of Licenses	558	611	1,548
Services	21,054	20,940	24,783

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	Traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, IPTV, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

●	Internet services providers that offer a triple play of broadband data, VoIP and video, such as Iskon, Vodafone Net and MSTelcom;

●	Wireless telephony providers, LTE operators and MVNO’s, such as KDDI America, Inc. and Chat Mobility;

●	Cable providers that also offer voice services, such as EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Communications Ltd.

Enterprise Software

Our enterprise software products have been installed for a large base of customers worldwide, including international banking firms, global technology leaders, government agencies and other thousands of small to very large organizations.

Messaging Services

Our messaging solutions are used by more than 100 enterprise customers, mostly in Germany.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong.

We believe that our competitive advantage is based on:

●	our ability to rapidly deploy a complete turn-key product-based solution;

●	our truly convergent platform using one database and one product catalog for both prepaid and postpaid subscribers;

●	our solutions’ functionality, which includes billing, customer care, point-of-sale, mediation, provisioning, online charging for multiple services and online store (e-commerce) modules;

●	our proven platform and our many years of experience to satisfy customer requirements; and

●	our flexibility to meet customer requirements in a short time frame.

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

C. Organizational Structure

Set forth below is a list of our significant subsidiaries:

●	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

●	MIND Software, Inc., a wholly owned subsidiary, incorporated in the State of Delaware;

●	MIND Software SRL., a wholly owned subsidiary of MIND Software Limited, incorporated in Romania;

●	MIND CTI GmbH, a wholly owned subsidiary, incorporated in Germany; and

●	Message Mobile GmbH (with which our subsidiary GTX GmbH was merged in 2023), a wholly owned subsidiary of MIND CTI GmbH, incorporated in Germany.

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

On September 25, 2019, we acquired GTX GmbH, a company based in Germany offering global SMS services for B-2-B customers, providing business partners a robust and easy-to-use system to send SMS messages to end-users at the best possible quality and attractive pricing, acting as a one-stop-platform for clients aiming to extend their messaging activities on different channels, e.g., WhatsApp, Chatbot on Messenger and Rich Communication Services (RCS). In 2023, GTX was merged with Message Mobile to form one legal entity that operates in the messaging segment.

In 2023, 53% of our total revenues were derived from providing our billing and customer care software, 37% of our total revenues were derived from enterprise messaging and payment solutions and 10% of our total revenues were derived from providing our enterprise software. In 2023, services represented 97% of our total revenues and license fees represented 3% of our total revenues.

In 2023 and 2022, one customer accounted for approximately 12% of our total revenues. In 2021, no customer accounted for more than 10% of our total revenues. We expect to continue to derive sizeable revenues from a small number of changing customers.

Consolidation in the telecom markets was not favorable to us in the last years, and we closed fewer deals than in previous years. Accordingly, we expect challenges in maintaining our revenues and our profitability levels in the near term.

Our dividend policy is to declare a dividend distribution once per year, in the approximate amount of our EBITDA for the preceding year plus net financial income minus taxes on income, subject to specific board of directors’ approval and applicable law. Since 2003, our cash dividends amount to approximately $5.78 per share (including the dividend declared in March 2024 in respect of 2023). The amount per share that we distributed in 2023 was $0.24, in 2022 was $0.26, and a dividend of $0.24 per share was declared in March 2024. The board of directors’ decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. Our board of directors may decide to discontinue the dividend distribution in whole or in part at any time.

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

In the messaging segment, revenues are derived from customers using our messaging software platform, when the messaging service has been rendered, i.e., the messages are delivered to recipient. All the revenues in the messaging segment are recognized as services revenues.

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

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation, overhead and related costs, for sales and marketing personnel, sales commissions, marketing programs, promotional materials, travel expenses and trade shows expenses.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation, overhead and related costs for executives and administrative personnel, professional fees, directors’ fees, insurance, costs related to being a public company, allowance for credit losses and other general corporate expenses.

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

Taxes on Income. See “Corporate Tax Rate” below.

A. Operating Results

The following discussion of our results of operations for the years ended December 31, 2023 and 2022, including the percentage data in the following table, is based upon our statements of operations contained in our consolidated financial statements for those years, and the related notes thereto, included in Item 18:

	Years Ended December 31,
	2023	2022
	(% of revenues)
Revenues	100.0%	100.0%
Cost of revenues	49.7	46.6
Gross profit	50.3	53.4
Operating expenses:
Research and development	16.3	16.2
Selling and marketing	5.4	4.5
General and administrative	6.6	7.1
Total operating expenses	28.3	27.8
Operating income	22.0	25.6
Financial income, net	3.6	0.4
Income before taxes on income	25.6	26.1
Taxes on income	1.6	1.5
Net income	24.0%	24.5%

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Revenues

	Years Ended December 31,
	2023	2022
	(dollars in millions)		% Change
License sales	$0.6	$0.6	(8.7)%
Services	21.0	20.9	0.5%
Total revenues	$21.6	$21.5	0.3%

Total revenues increased from $21.5 million in 2022 to $21.6 million in 2023, attributable to an increase in revenues in our messaging segment, from $7.7 million in 2022 to $8.0 million in 2023, offset by a decrease in enterprise products that are part of our billing and related services segment from $2.3 million in 2022 to $2.1 million in 2023.

Revenues from our billing and customer care solutions for service providers were $11.5 million in each of 2022 and 2023. We expect a future trend of market decline due to shrinking relevant telecom markets and strong competition.

Revenues from our messaging segment were substantially positively impacted by translation differences as a result of appreciation of the Euro against the dollar. Our revenues in Euro increased from €7.3 million in 2022 to €7.4 million in 2023, while in dollars the increase is from $7.7 million in 2022 to $8.0 million in 2023.

Revenues from our enterprise products decreased from $2.3 million in 2022 to $2.1 million in 2023. The decrease was primarily attributed to a few one-time major upgrades to the latest version at existing customers in 2022. We continue to expect that this market will generally decline.

Revenues from licenses were $0.6 million in each of 2022 and 2023. Revenues from services increased from $20.9 million in 2022 to $ 21.0 million in 2023, primarily as a result of the increase in revenues in our messaging segment discussed above.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2023	2022
	(% of revenues)
The Americas	36.5%	39.6%
Europe	53.8	52.8
Asia Pacific and Africa	5.3	3.8
Israel	4.4	3.8
Total	100%	100.0%

Our revenues in the Americas decreased from $8.5 million in 2022 to $7.9 million in 2023. The decrease was primarily due to the loss of a few customers in this region during 2022. We expect this trend to continue.

Our revenues in Europe increased from $11.3 million in 2022 to $11.6 million in 2023. The increase was primarily attributed to the increase in revenues in our messaging segment. The percentage of total revenues in Europe increased from 52.8% in 2022 to 53.8% in 2023, due to the same reason.

Our revenues in Israel increased from $0.8 million in 2022 to $0.9 million in 2023, mainly due to a significant follow-on order for customizations from an existing customer, an Israeli carrier, in 2023.

Cost of Revenues

	Years Ended December 31,
	2023	2022
	(dollars in millions)		% Change
Cost of sales of license	$0.1	$0.1	6.5%
Cost of services	10.6	9.9	7.0%
Total cost of revenues	$10.7	$10.0	7.0%

Total cost of revenues in 2023 increased by $0.7 million, or 7%, compared with 2022, primarily due to the increase in our messaging segment revenues and the increase in personnel expenses.

Gross profit as a percentage of total revenues decreased from 53.4% in 2022 to 50.3% in 2023. The decrease was primarily due to the increase in our messaging segment which operates with significantly lower gross margins and the increase in personnel expenses.

Operating Expenses

	Years Ended December 31,
	2023	2022
	(dollars in millions)		% Change
Research and development	$3.5	$3.4	1.2%
Selling and marketing	1.1	1.0	20.4%
General and administrative	1.4	1.5	(7.0)%
Total operating expenses	$6.1	$5.9	2.2%

Research and Development. The increase in our research and development expenses by 1.2% in 2023, compared to 2022 was primarily due to an increase in personnel expenses. Research and development expenses as a percentage of total revenues slightly increased from 16.2% in 2022 to 16.3% in 2023, due to the abovementioned increase in personnel expenses.

Selling and Marketing Expenses. Selling and marketing expenses increased from $1.0 million in 2022 to $1.1 million in 2023, mainly attributable to an increase in expenses for customer acquisition costs. Selling and marketing expenses as a percentage of total revenues increased from 4.5% in 2022 to 5.4% in 2023, mainly due to the abovementioned increase.

General and Administrative Expenses. General and administrative expenses decreased from $1.5 million in 2022 to $1.4 million in 2023, mainly due to a collection of doubtful debt from one customer and decrease in administrative personnel expenses. General and administrative expenses as a percentage of total revenues decreased from 7.1% in 2022 to 6.6% in 2023, mainly due to the abovementioned decrease in expenses.

Impairment of Goodwill. No impairment of goodwill was required following the annual assessment performed during each of 2022 and 2023.

Financial Income, net. In 2023, financial income mainly consisted of interest income on short-term bank deposits and marketable securities in the aggregate amount of $737 thousand and gains from currency exchange rate fluctuations in the aggregate amount of $50 thousand, offset by bank charges in an aggregate amount of $27 thousand. In 2022, financial income consisted of interest income on short-term bank deposits and marketable securities in the aggregate amount of $262 thousand and interest income on a long-term trade receivable in the amount of $58 thousand, offset by a loss from currency exchange rate fluctuations in the aggregate amount of $99 thousand, interest on tax assessments in the aggregate amount of $60 thousand, realized and unrealized loss from marketable securities in the aggregate amount of $45 thousand and bank charges in an aggregate amount of $23 thousand.

Taxes on Income. Taxes on income are comprised of current and deferred taxes. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included in our consolidated balance sheet. In 2023, our taxes on income in the amount of $359 thousand included current taxes on income, mainly in Israel, in the amount of $353 thousand and deferred taxes in the amount of $6 thousand. In 2022, our taxes on income in the amount of $330 thousand included current taxes on income, mainly in Israel, in the amount of $335 thousand and deferred taxes in the amount of $7 thousand, offset by a net refund outside of Israel in the amount of $12 thousand.

For a comparison of the year ended December 31, 2022 to the year ended December 31, 2021, please refer to Item 5 in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 14, 2023.

Our Functional Currency

The currency of the primary economic environment in which we operate is the dollar. Although 53% of our revenues are denominated in Euro, approximately 43% of our revenues are denominated in dollars and the vast majority of our cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

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

The weakening of the dollar in relation to the Euro and the NIS would have a negative effect on our profitability because we incur a significant portion of our expenses, mainly personnel expenses, in Euro and NIS.

The weakening of the dollar in relation to the Euro would have a significant positive effect on our revenues because we incur the majority of our revenues in Euro.

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

As of December 31, 2023, we had $3.0 million in cash and cash equivalents and $13.6 million in short-term bank deposits and marketable securities, and our working capital was $15.2 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents, our short-term bank deposits and marketable securities are denominated in dollars.

Net Cash Provided by Operating Activities. Net cash provided by operating activities in 2023 was $4.1 million, attributable to our net income of $5.2 million, non-cash related items, net, in the amount of $0.5 million, a net decrease in operating assets and liabilities items in the amount of $1.6 million. Net cash provided by operating activities in 2022 was $4.6 million, attributable to our net income of $5.3 million, non-cash related items, net, in the amount of $0.5 million, a net decrease in operating assets and liabilities items in the amount of $1.3 million.

The decrease in net cash provided by operating activities of $0.5 million from 2022 to 2023 is mainly due to extended payment terms for one of our customers.

Net Operating Working Capital

As of December 31, 2023, net operating working capital was $15.2 million, compared to $15.1 million as of December 31, 2022. The increase of $0.1 million is mainly due to a decrease in our cash position, offset by a decrease of $0.4 million in deferred revenues and increase of $0.3 million in prepaid expenses and other current assets.

Cash Deposits

As of December 31, 2023, we had approximately $13.4 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2023, we held marketable securities of approximately $182 thousand.

Net Cash Used in Investing Activities. In 2023, we increased our investments in short-term bank deposits by $1.4 million. In 2022, we decreased our investments in short-term bank deposits by $2.0 million.

Net Cash Used in Financing Activities. In 2023, our financing activities included a cash dividend of $4.9 million. In 2022, our financing activities included a cash dividend of $5.2 million.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $64 thousand and $130 thousand in 2023 and 2022, respectively. These expenditures were principally for the purchase of equipment, mainly for the upgrade of our hosted platform that services the messaging segment, vehicles and for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we have distributed aggregate cash dividends of $5.78 per share to our shareholders, including $0.26 per share in April 2022, $0.24 per share in March 2023, and the dividend of $0.24 per share that we declared in March 2024. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $3.5 million (or 16.3% of total revenues) in 2023 and $3.4 million (or 16.2% of total revenues) in 2022. The increase in 2023 was mainly due to an increase in personnel expenses, required in order to retain talent. Our engineering department comprised approximately 82 employees as of December 31, 2023.

D. Trend Information

Our billing and customer care solutions target tier 2 and tier 3 service providers. Some service providers seek solutions that are implemented upon a native cloud architecture. However, we have not yet completed the development of our native cloud-based solutions, and this has harmed our competitive position.

Service providers are facing many challenges, including the need to reduce cost and offer new services. Wireline telephony is diminishing. Mobile operators, after incurring high investment expenses in deploying 5G networks, need to monetize on the high-speed connectivity and rich content offering. Subscribers expect customer support, uninterrupted service and full digitalization, while telcos seek ways to reduce workforce and increase profitability. Our solutions address those challenges as they enable them to rapidly deploy all types of services for prepaid and postpaid, residential and business customers. Our solutions reduce the Total Cost of Ownership (TCO) with its end-to-end capabilities, its built-in mediation, provisioning, point-of-sale and automated business processes. MIND enhanced its solutions with e-commerce, Mobile App and Self-service modules that enable high quality service with Omnichannel architecture.

There is a need to replace outdated billing systems that are not secure due to old technologies and that require high costs to operate. Most telcos in our relevant segment are reluctant to heavily invest in transformation projects and are turning to low-cost solutions. This buying behavior results in lower demand for our comprehensive and sophisticated end-to-end solutions.

Accordingly, our new customers in 2022 and in 2023 provided lower initial proceeds. Also, the telecommunication market is undergoing consolidation and intensifying competition, and we have lost a few customers. We expect that these trends will continue to negatively impact our revenues and profitability in 2024.

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

Goodwill impairment assessment is a critical accounting estimate. As a result of our acquisitions, our goodwill represents the excess of the consideration paid or transferred. Goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. When we perform such an analysis, we determine the fair value of a reporting unit, using discounted cash flows. In such analysis we apply assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

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

F. [Reserved]

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Monica Iancu	66	President and Chief Executive Officer, Director
Arie Abramovich	37	Chief Financial Officer
Gilad Parness	55	Vice President Sales
Oren Tanhum	53	Vice President, Professional Services
Shoval Cohen Nissan	49	Vice President, Information Technology
Victor Balteanu	44	Vice President Engineering
Marian Scurtu	46	Vice President Customer Success
Liviu Serea	69	General Manager, MIND Romania
Joseph Tenne	68	Director and Chairman of the Audit Committee
Itay Barzilay	49	Chairman of the Board of Directors
Amnon Neubach	80	Director

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

Arie Abramovich. Mr. Abramovich rejoined MIND in December 2022 as Chief Financial Officer. Prior to rejoining MIND, Arie served as Corporate Assistant Controller at Albaad Massuot Yitzhak Ltd. (TASE: ALBA). From 2020 until 2021, Arie served as MIND’s Assistant Controller and prior to that as Senior Accountant at KPMG from 2017 until 2020. Mr. Abramovich holds a B.A. degree in Accounting from The School of Business Administration at the Hebrew University of Jerusalem, and he is a Certified Public Accountant in Israel.

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

Joseph Tenne. Mr. Tenne has served as a director of our company since August 2014. . Mr. Tenne serves as a director at AudioCodes Ltd. (NASDAQ), at OPC Energy Ltd. (TASE), at Electreon Wireless Ltd. (TASE), at Tarya Israel Ltd. (TASE), and at Sapir Corp Ltd. (TASE). From 2017 to 2023, Mr. Tenne served as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE), which was sold in 2021 to ZOLL Medical Corporation, and from 2014 to 2017 he served as its Vice President Finance and CFO. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc. (NYSE and TASE) and Ormat Industries Ltd. (TASE). From 2003 to 2004, Mr. Tenne served as the CFO of Treofan Germany GmbH & Co. KG, a German private company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne served as a director at Enzymotec Ltd. (NASDAQ) from 2013 to 2018, at Orbotech Ltd. (NASDAQ) from 2014 to 2019, at Ratio Energies (Finance) (TASE) from 2005 to 2021, and at Highcon Systems Ltd. (TASE) from 2021 to 2024 . Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University, and he is a Certified Public Accountant in Israel.

Itay Barzilay. Mr. Barzilay has served as Chairman of the Board since 2023 and a director of our company since May 2020. Since 2019 Mr. Barzilay has served as the CFO of Personetics. From 2010 to 2019, Mr. Barzilay held a number of finance leadership positions at Amdocs and most recently served as Vice President Finance for Amdocs Technology & Media and for Amdocs Global Services (NASDAQ: DOX). From 2008 to 2010, Mr. Barzilay was the CFO of MIND. From 2004 to 2008, Mr. Barzilay served in several finance management roles with Avaya. Mr. Barzilay is a Certified Public Accountant, holds a BA in Accounting and Economics from Tel Aviv University and an MBA from NYU’s Stern School of Business.

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

B. Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2023 was $1.5 million, including $0.08 million that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity-based compensation expenses.

During 2023, we granted to our executive officers under our option plans options to purchase 28,000 ordinary shares at exercise price of $0.003 per share. All these options expire in 2028.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table

Name of Officer	Position of Officer	Salary	Cash Bonus(1)	Equity-Based Compensation(2)	All Other Compensation(3)	Total ($)
Monica Iancu	President and Chief Executive Officer	240,000	240,000	-	53,853	533,853
Arie Abramovich	Chief Financial Officer	76,981	4,337	30,463	37,817	149,598
Gilad Parness	Vice President Sales	105,025	26,023	-	45,550	176,598
Shoval Cohen Nisaan	Vice President, Information Technology	105,116	26,023	-	49,548	180,687
Oren Tanhum	Vice President, Professional Services	92,105	22,770	-	42,586	157,461

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for National Insurance (social security), and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

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

C. Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2025, Class II in 2026 and Class III in 2024. Monica Iancu is a member of Class I, Itay Barzilay and Joseph Tenne are members of Class II and Amnon Neubach is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors. The members of the audit committee must satisfy certain independence standards under the Companies Law. Our audit committee consists of Mr. Joseph Tenne (Chairman of the audit committee), Mr. Itay Barzilay and Mr. Amnon Neubach.

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

D. Employees

As of December 31, 2023, 2022, and 2021 our total number of employees was 144, 153, and 160, respectively. The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2023	2022	2021
Approximate numbers of employees by geographic location
Israel	23	24	23
Romania	110	116	124
Germany	11	13	13
Total workforce	144	153	160
Approximate numbers of employees by category of activity
General and administration	15	15	14
Research and development	90	97	103
Professional services and customer support	31	32	32
Sales and marketing	8	9	11
Total workforce	144	153	160

E. Share Ownership

As of March 1, 2024, Monica Iancu beneficially owned 3,121,527, or 15.5% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

As of March 1, 2024, options to purchase 501,000 ordinary shares were outstanding and options for 2,395,790 ordinary shares had been exercised. The options vest over four years, primarily commencing on the date of grant. Generally, options not previously exercised will expire five years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

On June 5, 2023, Ms. Iancu adopted a Rule 10b5-1 Sale Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 1,800,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of March 1, 2024, 195,098 shares had been sold under this plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2024, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares(1)
Monica Iancu	3,121,527	(2)	15.5%
Morgan Stanley and affiliates	1,091,018	(3)	5.4%
A-6684 Capital Ltd.	1,051,000	(4)	5.2%

(1)	Based on 20,184,826 ordinary shares outstanding as of March 1, 2024.
(2)	Based on a Schedule 13G/A filed with the SEC on January 29, 2024.
(3)	Based on a Schedule 13G/A filed with the SEC on February 8, 2024.
(4)	Based on a Schedule 13G/A filed with the SEC on February 14, 2024.

As of March 1, 2024, there were eight holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 17,441,618 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

As of March 1, 2023, Ms. Iancu had beneficial ownership of 3,316,625 ordinary shares, constituting 16.5% of our outstanding shares.

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

Dividend Policy

Our dividend policy is to distribute a cash dividend once in each calendar year, in the amount approximately equal to our EBITDA plus financial income (expenses), minus taxes on income. Each dividend under the policy is subject to board approval and the requirements of applicable law. Our board of directors plans to declare the annual dividend when it approves the applicable year-end financial statements.

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2023.

~~Item~~ 9. The Offer and Listing

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

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions) provided the articles of association of the company allow it to do so. Our articles allow us to exempt our office holders to the fullest extent permitted by law.

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies are subject is 23% for the 2023 tax year and for future years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from an “Approved Enterprise”, “Preferred Enterprise” or “Preferred Technological Enterprise” (all as defined below) may be considerably less, as further discussed below.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

●	A reduced corporate tax rate for industrial enterprises (provided that more than 25% of their annual income is derived from export), which will apply to the enterprise’s entire preferred income, equal to 9% for development area A and 16% for the rest of Israel. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate of 9% decreased to 7.5% for 2017 and thereafter.

●	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

●	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

●	A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company. Under a later amendment of the Investments Law, the dividend withholding tax rate of 15% was increased to 20% for dividends paid from preferred income that accrued from the tax year 2014 and onwards.

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

On February 18, 2018, the Israel Tax Authority issued a tax ruling granting us “Preferred Technological Enterprise” status, subject to the conditions and terms of the tax ruling. The grant of the status means that starting January 1, 2017, we are subject to a reduced Israeli corporate tax rate of 7.5% on any future taxable “technological income”. The tax ruling was in force for five years through the 2021 tax year. On January 16, 2022, the tax ruling was extended by the Israel Tax Authority for an additional period of five years through the 2026 tax year.

Dividends Taxation

When dividends are distributed from the Preferred Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. Further information with regard to taxation of dividends can be found in Note 7 of our Consolidated Financial Statements.

We paid dividends to our shareholders in the amount of $5.2 million in 2021, $5.2 million in 2022, and $4.8 million in 2023. In March 2024, we declared a dividend of approximately $4.8 million and withholding tax applied at a rate of 20%.

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

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, in the year in which they are incurred. Expenditures are deemed related to scientific research and development projects if:

●	the expenditures are approved by the relevant Israeli government ministry, which depends on the field of research;

●	the research and development must be for the promotion of the company; and

●	the research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.

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

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign a declaration on a forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents. In the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source.

A non-resident of Israel who receives dividend income or that realizes capital gains derived from the sale of our ordinary shares, from which tax was withheld at the source, in practice, is exempt from the duty to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel; and (iii) the taxpayer is not liable to surtax (as described below under “Surtax”).

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

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Preferred Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 25%, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the non-resident shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, the tax rate on the dividend (not sourced from eligible Preferred Enterprise or Preferred Technological Enterprise income) will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a significant shareholder or not). The portion of dividends paid out of profits earned under a Preferred Enterprise (accrued from the 2014 tax year and onwards) or a Preferred Technological Enterprise tax status of the Company is subject to withholding tax at the rate of 20%.

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

Otherwise, the usual rates apply. Dividends paid to such U.S. corporation from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, Preferred Enterprise or Preferred Technological Enterprise will be subject to a 15% tax rate, provided that the conditions in clauses (a) and (b) above are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Preferred Enterprise or Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The aforementioned rates under the U.S-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. tax resident in Israel. Application for this reduced tax rate requires appropriate documentation presented to, and specific instruction received from, the Israel Tax Authority. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Surtax

Shareholders that are individuals who have taxable income that exceeds a certain threshold in a tax year (linked to the CPI, which threshold is NIS 698,280 and NIS 721,560 in the 2023 and 2024 tax years, respectively), will be subject to an additional tax at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in the value of our financial instruments as a result of fluctuations in foreign currency exchange rates.

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2023.

Currency	Current Monetary Assets (Liabilities)-Net
(dollars in thousands)
NIS	$(4)
EURO	1,411
Romanian RON	83
Other non-dollar currencies	(9)
$1,481

Our annual expenses paid in NIS are approximately $2.0 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the dollar by 1% would result in an increase in our operating expenses by approximately $20 thousand for the year ended December 31, 2023.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2023, we held short term investments (mainly highly rated corporate bonds) of $0.2 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.02 million.

As of December 31, 2023, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12. Description of Securities Other Than Equity Securities

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2023 and concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2023 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has designated Mr. Joseph Tenne as our “audit committee financial expert”, as defined by the SEC rules. Mr. Tenne is an “independent director”, as defined by the Nasdaq listing rules.

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

Item 16C. Principal Accountant Fees and Services

At the annual meeting held on May 9, 2023, our shareholders re-appointed Fahn Kanne & Co. Grant Thornton Israel, certified public accountants in Israel, as our independent auditor until the close of the following year’s annual general meeting.

Fahn Kanne & Co. Grant Thornton Israel earned fees from us for professional services in fiscal years 2023 and 2022, respectively:

	Years Ended December 31,
	2023	2022

Audit Fees	$101,654	$119,129
Tax Fees	-	-
Total	$101,654	$119,129

Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

A change in our independent registered public accounting firm in June 2022 was previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk management and strategy

We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. Our processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes.

As a foundation of this approach, we have implemented a layered governance structure to help assess, identify and manage cybersecurity risks. Our privacy and cybersecurity policies encompass incident response procedures, information security and vendor management. In order to help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business (including Germany and Israel), as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks.

We annually undergo an external evaluation by cybersecurity consulting firms, including the performance of penetration testing, vulnerability and risk assessment and certification of ISO 27001 framework. With respect to third party service providers, we obligate our vendors to adhere to privacy and cybersecurity measures, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access.

As described in Item 3.D “Risk Factors,” our products and services, including our cloud offerings, rely on the secure processing, storage and transmission of confidential and other information of our customers, as well as our own data. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business in the form of system disruptions and shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers. We have not experienced cybersecurity incidents to date.

The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency, such as our use of artificial intelligence, may further expose our computer systems to the risk of cybersecurity incidents.

Governance

As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including board of directors oversight, executive commitment and employee training. Our audit committee, comprised of independent directors, oversees the board of directors’ responsibilities relating to the operational (including IT risks, business continuity and data security) risk affairs of the Company. Our audit committee is informed of such risks through quarterly reports from our Vice President of IT, and the board of directors reviews our processes every six months.

Our VP of IT, who has over 25 years of experience in information technology in our company and is supported by management, oversees the implementation and compliance of our information security standards and mitigation of information security related risks.

At the employee level, we maintain an experienced information technology team who are tasked with implementing our privacy and cybersecurity program and support the VP of IT in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population. Each of the software tools installed in order to prevent attacks generates real-time alerts. These alerts reach multiple people in our company, who are prepared to respond at any time. In case of a real threat, the CEO is notified.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-29 of this annual report attached hereto.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2******	Articles of Association, as amended
2(d)****	Description of Ordinary Shares
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4*****	Compensation Policy of Directors and Officers, dated May 26, 2019
8	List of Subsidiaries
11***	Code of Ethics and Business Conduct
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network
15.2	Consent of Fahn Kanne & Co. Grant Thornton Israel
97	Policy for Recovery of Erroneously Awarded Compensation
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language):

(i) Consolidated Balance Sheets at December 31, 2023 and 2022;

(ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021;

(iii) Consolidated Comprehensive Income for the years ended December 31, 2023, 2022 and 2021;

(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021;

(v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and

(vi) Notes to Consolidated Financial Statements, tagged as blocks of text

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Notice of Annual General Meeting of Shareholders on Form 6K filed on April 16, 2019.

******	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Monica Iancu
By:	Monica Iancu
Title:	President and Chief Executive Officer

Date:	March 18, 2024

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.grantthornton.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MIND C.T.I Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MIND C.T.I Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

Critical Audit Matter Description

Goodwill Impairment Analysis

As described further in Note 1k and Note 4b to the consolidated financial statements, as of September 30, 2023, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of $7.9 million that was allocated to two reporting units. As disclosed in Note 1k, goodwill is not amortized but rather tested for impairment at least annually or most often if indicators of impairment are present. Management either assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill (qualitative assessment) or elects to proceed directly to the impairment test and bypass the qualitative assessment. As part of the qualitative assessment, if, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. Goodwill impairment is measured by comparing the fair value of a reporting unit with its carrying amount. The impairment test was based on a valuation performed by management. Judgments and assumptions used in the discounted cash flow model which included projected net cash flows from operations, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

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

Tel-Aviv, March 18, 2024

We have served as the Company’s auditor since 2022.

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MIND C.T.I Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows of MIND C.T.I Ltd. and subsidiaries (the “Company”) for the year in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 10, 2022

We began serving as the Company’s auditor since 2009. In 2022, we became the predecessor auditor.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 2 3	2 0 2 2
	Note	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8a	$2,958	$5,265
Short-term bank deposits	8a	13,464	12,040
Marketable securities		182	174
Accounts receivable (net of allowance for credit losses of $12 and $70 as of December 31, 2023 and 2022, respectively)		2,295	2,357
Other current assets	8b	538	293
Prepaid expenses		277	169
Total current assets		19,714	20,298

NON-CURRENT ASSETS:
Accounts receivable		714	58
Severance pay fund	5	2,051	1,914
Deferred income taxes	7c	102	143
Property and equipment, net	2	216	225
Right-of-use assets, net	3	690	946
Intangible assets, net	4a	266	374
Goodwill	4b	7,872	7,785
Total assets		$31,625	$31,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$989	$937
Other current liabilities and accruals	8c	1,749	1,978
Current maturities of lease liabilities	3	218	271
Deferred revenues		1,517	1,986
Total current liabilities		4,473	5,172

LONG-TERM LIABILITIES:
Deferred revenues		100	107
Lease liabilities, net of current maturities	3	424	615
Accrued severance pay	5	2,060	1,930
Deferred income taxes		80	112
Total liabilities		7,137	7,936

SHAREHOLDERS’ EQUITY:	6
Share capital - Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares as of December 31, 2023 and 2022; Issued: 21,660,010 shares as of December 31, 2023 and 2022; Outstanding: 20,184,826 and 20,124,326 shares as of December 31, 2023 and 2022, respectively		54	54
Additional paid-in capital		27,776	27,546
Accumulated other comprehensive loss		(1,001)	(1,073)
Accumulated deficit		(1,334)	(1,662)
Treasury shares - 1,475,184 and 1,535,684 shares as of December 31, 2023 and 2022, respectively		(1,007)	(1,058)
Total shareholders’ equity		24,488	23,807
Total liabilities and shareholders’ equity		$31,625	$31,743

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,
		2 0 2 3	2 0 2 2	2 0 2 1
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	9a
Sales of licenses		$558	$611	$1,548
Services		21,054	20,940	24,783
Total revenues		21,612	21,551	26,331
COST OF REVENUES
Cost of sales of licenses		115	108	86
Cost of services		10,631	9,936	12,364
Total cost of revenues		10,746	10,044	12,450
GROSS PROFIT		10,866	11,507	13,881

OPERATING EXPENSES:
Research and development		3,538	3,495	4,048
Selling and marketing		1,162	965	1,403
General and administrative		1,417	1,523	1,602
Total operating expenses		6,117	5,983	7,053
OPERATING INCOME		4,749	5,524	6,828
FINANCIAL INCOME, net	9b	777	93	55
INCOME BEFORE TAXES ON INCOME		5,526	5,617	6,883
TAXES ON INCOME	7	359	330	936
NET INCOME		$5,167	$5,287	$5,947

EARNINGS PER SHARE - in U.S. dollars:	9c
Basic		$0.26	$0.26	$0.30
Diluted		$0.25	$0.26	$0.29

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:	9c
Basic		20,163	20,099	20,006
Diluted		20,471	20,397	20,270

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

NET INCOME	$5,167	$5,287	$5,947

OTHER COMPREHENSIVE INCOME (LOSS):
Translation adjustments	72	(237)	(314)
TOTAL COMPREHENSIVE INCOME	$5,239	$5,050	$5,633

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	of shares		paid-in	comprehensive	Accumulated	Treasury
	outstanding	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands
BALANCE AS OF JANUARY 1, 2021	19,986	$54	$27,202	$(522)	$(2,472)	$(1,143)	$23,119

CHANGES DURING 2021:
Comprehensive income	-	-	-	(314)	5,947	-	5,633
Dividend paid ($0.26 per share) (Note 6c)	-	-	-	-	(5,197)	-	(5,197)
Employees share-based compensation expenses	-	-	171	-	-	-	171
Exercise of options issued to employees from treasury shares	71	-	(49)	-	-	49	-
BALANCE AS OF DECEMBER 31, 2021	20,057	54	27,324	(836)	(1,722)	(1,094)	23,726

CHANGES DURING 2022:
Comprehensive income	-	-	-	(237)	5,287	-	5,050
Dividend paid ($0.26 per share) (Note 6c)	-	-	-	-	(5,227)	-	(5,227)
Employees share-based compensation expenses	-	-	258	-	-	-	258
Exercise of options issued to employees from treasury shares	67	-	(36)	-	-	36	-
BALANCE AS OF DECEMBER 31, 2022	20,124	54	27,546	(1,073)	(1,662)	(1,058)	23,807

CHANGES DURING 2023:
Comprehensive income	-	-	-	72	5,167	-	5,239
Dividend paid ($0.24 per share) (Note 6c)	-	-	-	-	(4,839)	-	(4,839)
Employees share-based compensation expenses	-	-	281	-	-	-	281
Exercise of options issued to employees from treasury shares	61	-	(51)	-	-	51	-
BALANCE AS OF DECEMBER 31, 2023	20,185	54	27,776	(1,001)	(1,334)	(1,007)	24,488

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,167	$5,287	$5,947
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	196	193	194
Deferred income taxes, net	6	7	(96)
Accrued severance pay	46	41	83
Unrealized loss from marketable securities	-	34	1
Unrealized gain from marketable securities	(8)	-	-
Realized loss (gain) on sale of marketable securities, net	-	11	(3)
Realized gain on sale of property and equipment	-	-	(3)
Employees share-based compensation	281	258	171
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	(549)	(666)	243
Decrease (increase) in other current assets	(244)	(149)	117
Decrease (increase) in prepaid expenses	(108)	(45)	149
Increase (decrease) in accounts payable	20	139	(363)
Increase (decrease) in other current liabilities and accruals	(243)	(265)	399
Change in operation lease liability	12	(71)	(52)
Increase (decrease) in deferred revenues	(476)	(216)	111
Net cash provided by operating activities	4,100	4,558	6,898

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of (investment in) marketable securities, net	-	(11)	1,370
Purchase of property and equipment	(64)	(130)	(82)
Proceeds from sales of property and equipment	-	-	3
Severance pay funds	(53)	(61)	(89)
Proceeds from (investment in) short-term bank deposits	(1,424)	2,031	(6,891)
Net cash provided by (used in) investing activities	(1,541)	1,829	(5,689)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(4,839)	(5,227)	(5,197)
Net cash used in financing activities	(4,839)	(5,227)	(5,197)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVILENTS	(27)	(77)	(90)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,307)	1,083	(4,078)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,265	4,182	8,260

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,958	$5,265	$4,182

SUPPLEMENTAL DISCLOSURE OF CASH FLOW:
Taxes paid	$419	$413	$903

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	Nature of operations:

MIND C.T.I. Ltd. is an Israeli company which, together with its subsidiaries (the “Company”), provides integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis, and fraud detection. The Company, through its subsidiaries, also provides enterprise and wholesale messaging.

The Company has wholly-owned subsidiaries in the United States (MIND Software Inc.), Romania (MIND Software Srl), United Kingdom (MIND Software Limited) and Germany (MIND CTI GmbH and Message Mobile GmbH (“Message Mobile”)).

2)	The impact of Iron Sword War (Israel-Hamas War):

On October 7, 2023, thousands of Hamas terrorists invaded Israel’s southern border towns near the Gaza Strip and carried out attacks on civilian and military targets that were extraordinary in scale and brutality. Hamas and other terrorist groups also launched extensive rocket attacks from the Gaza Strip against civilian targets in various parts of Israel. As a result, Israel declared war against Hamas, called up hundreds of thousands of reserve soldiers and launched an extensive military campaign against them. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon have intensified and may escalate into a greater regional conflict. To date, the Company operations have not been adversely affected by the war. The Company has back-up IT systems and remote work ability that the Company expect will enable its operations to function well in the event of an emergency.

3)	Accounting principles:

The consolidated financial statements were prepared in accordance with the United States Generally Accepted Accounting Principles (“GAAP”).

4)	Use of estimates in preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company`s consolidated financial statements relate to revenue recognition for projects that apply the percentage of completion measurement and goodwill impairment analysis.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The currency of the primary economic environment in which the operations of the Company’s German subsidiaries, Message Mobile and MIND CTI GmbH, are conducted is the Euro. Most of the revenues of the German subsidiaries, are denominated primarily in Euros. Thus, the functional currency of such subsidiaries is the Euro. For the purpose of consolidation of those subsidiaries, assets and liabilities are translated at year-end exchange rates and statement of operations’ items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Segment reporting:

The chief operating decision maker (the “CODM”) of the Company is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. The Company has two reporting segments, see Note 10.

d.	Cash and cash equivalents:

The Company consider all highly liquid investments, which include short-term bank deposits (up to three months from original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The measurement of cash and cash equivalents and marketable securities are classified within Level 1.

f.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. These deposits are presented at cost and earn interest at market rates which present the fair value.

g.	Marketable securities:

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

h.	Leases:

The Company adopted ASC 842, “Leases”. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. ASC 842 requires the recognition of right-of-use assets and lease liabilities for the Company’s operating leases.

i.	Property and equipment:

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

j.	Intangible assets:

Intangible assets with definite lives are amortized over their estimated useful lives using the straight-line method which best reflects the pattern of use, at the following annual periods ranges:

Years
Core technology	10.75
Customer relationships	5.75

The recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2023, 2022 and 2021, no impairment losses have been identified with respect to intangible assets.

k.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired in business combination transactions over the fair value of net assets acquired. Under ASC 350, “Intangibles – Goodwill and Others”, goodwill is not amortized but rather tested for impairment at least annually or most often if indicators of impairment are present.

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

The Company performed the annual impairment tests as of September 30, 2023, 2022 and 2021 and did not identify any indication for impairment losses (see Note 4b). The impairment test was based on a valuation performed by management. Judgments and assumptions used in the discounted cash flow model which included projected net cash flows from operations, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions.

l.	Income taxes:

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

m.	Revenue recognition:

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

Deferred revenues include unearned amounts received from customers (mostly for ongoing maintenance and customizations performed for existing customers) but are not yet recognized as revenues. Such deferred revenues are recognized as described below.

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

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Measuring Progress towards Completion

Where a performance obligation is satisfied over time for an upgrade or implementation project that requires significant customer modifications and complex implementation, revenue is recognized over time, as the Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment, including a reasonable profit, based on the percentage of completion using the input method. This method relies on the Company’s internal measure of progress, compared to the total effort to complete the modifications and implementation utilizing direct labor as the input measure. Estimates are based on the total number of hours performed on the project, compared to the total number of hours expected to complete the project. The estimate of the total number of hours to complete a project is inherently judgmental and depends upon the complexity of the work being undertaken, the customization being made to software and the customer environment being interfaced to. The scope of projects frequently changes, consequently, the judgement of total estimate at completion is subjected to a high level of review at all stages in a project life cycle.

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

Certain of the Company’s subsidiaries in Germany provide mobile messaging services, via text messages (SMS) and IP (Internet Protocol) messaging channels. Revenues from mobile messaging services are recognized when the messaging service has been rendered, i.e., the messages are delivered to the recipient. The revenue amount is based on the price specified in the contract.

n.	Research and development expenses:

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

o.	Share-based compensation:

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

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p.	Earnings per share (“EPS”):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury stock method.

q.	Treasury shares:

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company, under “Treasury shares”.

r.	Concentration of credit risks:

Most of the cash and cash equivalents and short-term deposits of the Company and its subsidiaries are deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company’s revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for credit losses.

s.	Recently issued accounting pronouncements:

Some accounting pronouncements which have become effective from January 1, 2023 and have therefore been adopted, The adoption of such pronouncement did not have a material impact on the Company’s consolidated financial statements.

On November 27, 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure", (“ASU 2023-07”). ASU 2023-07 is aimed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In accordance with ASU 2023-07, public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. Such disclosures are required on both an annual and an interim basis. In addition, the amendments in ASU 2023-07 enhance interim disclosure by requiring that all existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses and other segment items. ASU 2023-07 also clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss. ASU 2023-07 is effective in a retrospective manner, for fiscal years beginning after December 15, 2023. The Company is in the process of evaluating what impact ASU 2023-07 will have on its consolidated financial statements and related disclosures.

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASC 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 applies to all entities subject to income taxes. The amendments require that public business entities ((“PBEs”) on an annual basis (i) disclose specific categories in the rate reconciliation; and (ii) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). Specifically, PBEs are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts, according to specific categories. Separate disclosure is required for any reconciling item in which the effect of the item is equal to or greater than 5 percent of the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory income tax rate. Also, ASU 2023-09 require entities to disclose on an annual basis, information about income taxes paid, including the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). Also, the amendments in ASU 2023-09 eliminate certain disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company is in the process of evaluating what impact ASU 2023-09 will have on consolidated financial statements and related disclosures.

The Company has evaluated other recently issued accounting pronouncements that are not yet effective and does not currently believe that any of these pronouncements will have a material impact on its consolidated financial statements and related disclosures.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PROPERTY AND EQUIPMENT, NET

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Computers and electronic equipment	$2,148	$2,089
Office furniture and equipment	158	158
Vehicles	116	121
Leasehold improvements	27	27
	2,449	2,395
Less - accumulated depreciation and amortization	(2,233)	(2,170)

	$216	$225

b.	Depreciation expenses totaled $76 thousand, $77 thousand and $63 thousand in the years ended December 31, 2023, 2022 and 2021, respectively.

c.	Property and equipment, net - by geographical location:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Israel	$88	$74
Romania	58	70
Germany	70	81

Total	$216	$225

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – LEASES

The Company has entered into various non-cancelable operating lease agreements for certain office spaces. The leases have original lease periods expiring between 2024 and 2028. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured.

The following represents the aggregate right-of-use assets and related lease liabilities from operating lease agreements for certain offices as:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands
Amounts recognized in the consolidated balance sheet – Right-of-use assets, net	$690	$946
Current liabilities	$218	$271
Long-term liabilities	424	615
Total operating leased liabilities	$642	$886

In the third quarter of 2022, the Company returned one floor of office space in Romania, which resulted in a decrease of the right-of-use asset and in the lease liability in the amount of approximately $173 thousand. There were no additional changes in the lease terms in the reported years.

The weighted average lease term and weighted average discount rate as of December 31, 2023, were as follows:

Weighted average lease term – operating lease	3.7 years
Weighted average discount rate – operating lease	6.73%

The future cash flows related to the operating lease liabilities as of December 31, 2023, were as follows:

U.S. dollars in thousands
Years ending December 31:
2024	250
2025	145
2026	141
2027	141
2028	40
Total lease payments (undiscounted)	717
Less – discount to net present value	(75)
Present value of lease liabilities	$642

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Definite-lived intangible assets:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Core technology	$312	$312
Customer relationships	545	545
	857	857
Less – accumulated amortization	(586)	(524)
	271	333
Functional currency translation adjustments	(6)	41
Total intangible assets, net	$266	$374

b.	Goodwill

	Billing and related services	Messaging	Total
	U.S. dollars in thousands

Balance as of January 1, 2022	$5,430	$2,499	$7,929
Changes during the year ended December 31, 2022:
Functional currency translation adjustments	-	(144)	(144)
Balance as of December 31, 2022	$5,430	$2,355	$7,785
Changes during the year ended December 31, 2023:
Functional currency translation adjustments	-	87	87
Balance as of December 31, 2023	$5,430	$2,442	$7,872

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

The amounts accrued and the portions funded, with severance pay funds, pension funds and by the insurance policies are reflected in the financial statements as follows:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Accrued severance pay	$2,060	$1,930
Severance pay fund	(2,051)	(1,914)
Unfunded balance	$9	$16

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

The severance pay expenses were $53 thousand, $61 thousand and $89 thousand in the years ended December 31, 2023, 2022 and 2021, respectively.

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Market, under the symbol MNDO. The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

b.	Treasury shares:

During the period between September 2008 and December 2009, the Company purchased an aggregate number of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2023, the remaining treasury shares are 1,475,184 ordinary shares which amounted to $1,007 thousand. The treasury shares are mainly utilized by the Company to settle exercise of options by employees. During the years ended December 31, 2023, 2022 and 2021 treasury shares were utilized in amounts of 61 thousand, 67 thousand and 72 thousand, respectively.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2023, 2022 and 2021 were $0.24, $0.26 and $0.26, respectively.

The Company paid dividends to its shareholders in the total amounts of approximately $4.8 million, $5.2 million and $5.2 million during the years ended December 31, 2023, 2022 and 2021, respectively.

d.	Stock option plan:

In 2011, the Board of Directors and the Company’s shareholders approved a ten-year share incentive plan (the “2011 Share Incentive Plan”) that was further extended by the Board of Directors for additional ten years. Under the 2011 Share Incentive Plan, options for up to 1,800,000 ordinary shares of NIS 0.01 par value can be granted to employees, directors, consultants or contractors of the Company and its subsidiaries.

Each option can be exercised to purchase one ordinary share. Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer their holders the same rights as the other ordinary shares.

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the abovementioned plan vest over 2-4 years on service basis. Options not exercised will expire five years after the day of grant.

The compensation costs charged against income for the 2011 Share Incentive Plan were comprised as follows:

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Cost of revenues	$60	$63	$49
Research and development expenses	180	159	90
Selling and marketing expenses	3	1	4
General and administrative expenses	38	35	28
	$281	$258	$171

Under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Israeli Tax Ordinance”), pursuant to an election made by the Company thereunder, Israeli employees (except for employees who are deemed “Controlling Members” under the Israeli Income Tax Ordinance) are subject to a lower tax rate of 25% on part of the capital gains accruing to them in respect of Section 102 awards. However, the Company is not allowed to claim as an expense for tax purposes the amounts credited as income for tax purposes to such employees.

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)	The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2023, 2022 and 2021, and changes during the years ended on those dates:

	Years Ended December 31,
	2 0 2 3		2 0 2 2		2 0 2 1
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at the beginning of year	452,500	$0.003	269,500	$0.003	266,500	$0.003
Changes during year:
Granted (a)	132,000	$0.003	304,000	$0.003	172,000	$0.003
Exercised	(60,500)	$0.003	(67,000)	$0.003	(71,500)	$0.003
Forfeited	(15,000)	$0.003	(54,000)	$0.003	(96,500)	$0.003
Expired	(8,000)	$0.003	-	$0.003	(1,000)	$0.003
Options outstanding at the end of year	501,000	$0.003	452,500	$0.003	269,500	$0.003

Options exercisable at the end of year	30,000	$0.003	25,500	$0.003	30,000	$0.003

Weighted average grant date fair value of options granted during the year (b)		$1.28		$1.58		$1.79

(a)	In the years ended December 31, 2023 and 2022 and 2021, the options were granted with an exercise price equal to par value of NIS 0.01 ($0.003).

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Dividend yield	10.48%	9.69%	8.73%
Expected volatility*	51%	30%	34%
Average risk-free interest rate	4.53%	1.99%	0.81%
Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on the historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2023, there were approximately $517 thousand of total unrecognized compensation costs, net of expected forfeitures, related to unvested share-based compensation awards granted under the 2011 Share Incentive Plan. The costs are expected to be recognized over a weighted average period of 1.29 years.

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2023:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	at	remaining	average	at	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2 0 2 3	life	price	2 0 2 3	life	price
		Years			Years

$0.003	501,000	3.27	$0.003	30,000	1.45	$0.003

The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 were approximately $129 thousand, $184 thousand and $235 thousand, respectively. As of December 31, 2023 the aggregate intrinsic value of the outstanding options is $980 thousand, and the aggregate intrinsic value of the exercisable options is $59 thousand.

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

Dividends distributed from income which is attributed to a “Technologic Preferred Enterprise” will be subject to withholding tax of 20%, subject to a reduced tax rate under the provisions of an applicable double taxation treaty.

b.	Other applicable tax rates:

1)	Income from other sources in Israel

The tax rate relevant to corporates in Israel in the year 2021 and thereafter is 23%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence (19% in the U.K, 30% in Germany, 21% in U.S. and 16% in Romania).

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Research and development expenses, which are recognized for tax purposes over three years	$95	$105
Carryforward tax losses, see (2) below	1,134	1,388
Other	7	10
Less - valuation allowance, see (2) below	(1,134)	(1,360)
	$102	$143

Deferred income tax assets are presented in the balance sheet among non-current assets. Also, as of December 31, 2023 and 2022, the Company has deferred income tax liability in amount of $80 thousand and $112 thousand, respectively, which is calculated on temporary difference on intangible assets, which were recorded as a part of Message Mobile’s acquisition. Deferred income tax liability is presented in the balance sheet among long-term liabilities.

2)	As of December 31, 2023 and 2022, the Company has provided valuation allowances in respect of certain deferred tax assets in certain subsidiaries resulting from tax losses carryforward due to uncertainty concerning their realization.

d.	Taxes on income included in the statements of operations:

1)	As follows:

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	U.S. dollars in thousands
Current:
In Israel	$308	$335	$687
Outside Israel	45	(12)	346
	353	323	1,033
Deferred:
In Israel	12	1	(18)
Outside Israel	(6)	6	(79)
	$359	$330	$936

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$5,526	$5,617	$6,883

Theoretical tax expense	1,271	1,292	1,583
Less - tax benefits arising from Technologic Preferred Enterprise status, see a. above	(757)	(797)	(739)
	514	495	844
Increase (decrease) in taxes resulting from other differences:
Disallowable deductions	140	20	38
Taxes on income from previous years	(88)	(80)	169
Changes in valuation allowance	(178)	(119)	(127)
Other	(29)	14	12
Taxes on income for the reported years:	$359	$330	$936

* As follows:
Taxable in Israel	$4,830	$5,144	$4,936
Taxable outside Israel	696	473	1,947
	$5,526	$5,617	$6,883

e.	Tax assessments:

On March 23, 2023, the Company has received final assessments from the Israel Tax Authority for the 2018-2021 tax years.

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash, cash equivalents and short-term bank deposits:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Cash	$2,187	$4,535
Cash equivalents	771	730
Total cash and cash equivalents	$2,958	$5,265

Short-term bank deposits*	$13,464	$12,040

*	The average interest rate on short-term deposits is 6.05% and 4.15%, as of December 31, 2023 and 2022, respectively.

b.	Other current assets:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Government institutions	$114	$36
Employees	9	31
Interest receivable	344	185
Sundry	71	41
	$538	$293

c.	Other current liabilities and accruals:

	December 31,
	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Payroll and related expenses	$814	$840
Government institutions	135	277
Accrued vacation pay	68	64
Accrued expenses and sundry	732	797
	$1,749	$1,978

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company’s revenues derive from sale of software products and services in two operating segments, see Note 10. The Company has three product lines: (i) product line “A” - billing and customer care solutions for service providers; (ii) product line “B” - call accounting and call management solutions for enterprises; and (iii) product line “C” – mobile messaging and communication solutions. Product lines “A” and “B” relate to the billing and related services reporting segment and product line “C” relates to the messaging reporting segment.

The following table sets forth the revenues classified by product lines:

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

Product line “A”	$11,497	$11,545	$12,069
Product line “B”	2,127	2,343	2,286
Product line “C”	7,988	7,663	11,976
	$21,612	$21,551	$26,331

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	U.S. dollars in thousands

The Americas	$7,897	$8,536	$9,421
Europe	11,633	11,382	14,702
Israel	920	825	1,366
Other	1,162	808	842
	$21,612	$21,551	$26,331

b.	Financial income, net:

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$737	$262	$110
Non-dollar currency gains, net	50	-	-
Unrealized gain from marketable securities	8	-	-
Realized gain from sale of marketable securities	-	-	3
Other financial income	10	58	-
	805	320	113
Expenses:
Non-dollar currency losses, net	-	(99)	(8)
Unrealized loss from marketable securities	-	(34)	(1)
Realized loss from sale of marketable securities	-	(11)	-
Bank commissions and charges	(27)	(23)	(49)
Other financial expenses	-	(60)	-
	(27)	(227)	(58)
	$777	$93	$55

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted EPS:

	Years Ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	In thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	20,163	20,099	20,006
Incremental shares from assumed exercise of options	308	298	264
Weighted average number of shares used in computation of diluted EPS	20,471	20,397	20,270

NOTE 10 - REPORTABLE SEGMENTS

The Company applies ASC 280, “Segment Reporting”. ASC 280 establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance.

As described in Note 1c, the CODM of the Company is the Chief Executive Officer. The CODM assesses the performance of each segment and allocates resources to those segments based on net revenues and operating results and does not evaluate the Company’s reportable segments using discrete asset information.

	Year Ended December 31, 2023
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$13,624	$7,988	$21,612

Operating income	$4,623	$126	$4,749

	Year Ended December 31, 2022
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$ 13,888	$7,663	$21,551

Operating income	$5,105	$419	$5,524

MIND C.T.I. LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2021
	Billing and Related Services	Messaging	Total
	U.S. dollars in thousands

Revenues	$14,355	$11,976	$26,331

Operating income	$4,818	$2,010	$6,828

Revenues from one customer of the Company’s billing and related services segment represent approximately 12%, 12% and 7% of the total revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 11 - RELATED PARTIES

a.	Balances

As of December 31, 2023 and 2022, the Company had a short-term accrual in the amount of $240 thousand, pursuant to the compensation policy regarding the Chief Executive Officer’s annual bonus.

b.	Transactions

During the years ended December 31, 2023, 2022 and 2021, the Company recorded salary expenses, cash bonus and directors’ fees to its related parties in the amount of $598 thousand, $615 thousand and $596 thousand, respectively.

NOTE 12 - SUBSEQUENT EVENT

On March 6, 2024, the Company declared a cash dividend to its shareholders in the amount of approximately $4.8 million ($0.24 per share).