Form 20-F
period 2024-12-31
MIND CTI LTD
filed 2025-03-18
CIK 1119083

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, the Registrant had outstanding 20,366,326 Ordinary Shares, nominal value NIS 0.01 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD LOOKING STATEMENTS AND SUMMARY RISK FACTORS

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission. The following is a summary of some of the principal risks we face:

●	We may be unable to compete effectively in the marketplace;

●	We are exposed to general global economic and market conditions, particularly those impacting the communications industry;

●	We may fail to attract and retain qualified personnel;

●	Our backlog, revenues and operating results may vary significantly from quarter to quarter;

●	Our acquisition strategy could divert resources and disrupt our business;

●	We may not be successful in integrating acquisitions;

●	We may not adequately enhance our products and services and introduce new products and features to retain our customers and attract new ones;

●	Our products could be affected by cyber security breaches;

●	Our products may fail to comply with or to enable our customers and channel partners to comply with applicable privacy and other laws and regulations;

●	We may be unable to manage our international operations effectively;

●	Our Israeli tax benefits may be discontinued or reduced;

●	Our business may be negatively affected by exchange rate fluctuations;

●	We may lose the services of key personnel;

●	We may become subject to claims of intellectual property infringement;

●	Our use of “open-source” software tools may be subject to IP infringement claims or subject our derivative works or products to unintended consequences;

●	We are subject to ongoing costs and risks associated with being a public company, including potential lawsuits;

●	System disruptions and failures may result in customer dissatisfaction and customer loss;

●	The market segment of small to medium-sized communication service providers may fail to grow;

●	We may lose existing customers or the use of our products may decline;

●	Our billing software and the systems into which it is integrated may contain undetected errors;

●	We may be unable to attract new messaging customers in a cost-effective manner;

●	We may be unable to increase adoption of our messaging products by enterprises;

●	We rely on network service providers for our messaging services;

●	We may have to lower our prices for messaging products;

●	We may have defects or errors in our messaging products;

●	We face a risk of litigation resulting from customer misuse of our messaging software to send unauthorized messages;

●	System disruptions and failures may result in customer dissatisfaction and customer loss;

●	Changes to regulations or technology vendor rules may prevent us from using some services; and

●	Our articles of association include forum selection clauses for certain claims brought under the U.S. securities laws or under Israeli law.

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

Risks Relating to our Business and Industry

If we are unable to compete effectively in the marketplace, it will be difficult to retain existing customers and obtain new customers and we may suffer a decrease in market share, revenues and profitability.

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

With the introduction of new products and technologies and new market entrants, we expect competition to intensify in the future. Some of our competitors have lower list prices than ours, which may be attractive to certain customers even if those products have different or lesser functionality. Pricing pressures and increased competition could result in reduced revenue, reduced margins, increased losses, any of which could harm our business, results of operations and financial condition. Such pricing pressure has been particulary acute in recent years. In particular, we were unable to recruit any new customers in 2024.

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

We provide software and services primarily to service providers in the communications industry, and our business is therefore highly dependent upon conditions in that industry. Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors and new technologies, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced, and may continue to reduce, the growth rates that the communications industry had previously experienced and caused the capital spending levels of many communications companies to decline or degrade. For example, in recent years, telcos have reduced investment in billing platforms to prioritize the significant infrastructure costs required for 5G deployment. Industry consolidation involving our customers, which has been significant in recent years, may place us at risk of losing business to the incumbent provider, to one of the parties, to the consolidation or to new competitors. In particular, over the past few years, consolidation and intense competition in the communications industry had a negative effect on our business, resulting in several long-term customers closing or selling their business.

Downturns in the business climate for communications companies have in the past resulted, and may in the future result, in slower customer buying decisions and price pressures that adversely affected, and may continue to adversely affect, our ability to generate revenue. The current macro-economic conditions, including as a result of geopolitical events or other global or regional events, and the effects of these conditions on our customers’ businesses and the resulting spending decisions of our customers, have had and may continue to have a negative impact on our business by decreasing our new customer engagements and the size of initial or ongoing spending commitments under those engagements, as well as decreasing the level of demand and expenditures by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions continue, our business may be harmed.

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

It is part of our strategy to pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements in order to offer new products or services or otherwise enhance our market position or strategic strengths. In January 2025, we acquired Aurenz GmbH, a provider of unified communications (UC) analytics and call accounting solutions in Germany, and we are actively evaluating other potential acquisition opportunities. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business, technology or product, could cause diversion of management’s attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

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

We have derived benefits from various programs, including Israeli tax benefits relating to our “Preferred Technological Enterprise” program under the Israel Law for the Encouragement of Capital Investment, 1959.

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

Approximately 53% of our revenues are denominated in Euro, and approximately 43% in U.S. dollars, or dollar. Approximately 12% of our expenses are incurred in New Israeli Shekel, or NIS, and approximately 71% in Euro or linked to the Euro. At the same time, the majority of our cash reserves and investments are denominated in dollars, and our financial statements are denominated in dollars. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the dollar. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business may be harmed.

The success of our business depends in large part upon the continuing contributions of our senior management, specifically on the managerial and technical skills of our Chief Executive Officer, Mr. Ariel Glassner, and other members of our senior management. If either Mr. Glassner or members of the senior management team are unable or unwilling to continue their employment with us, our business may be harmed.

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

The customer base for our billing and customer care products is characterized by small to medium-sized communication service providers, or CSPs. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially.

Our billing and customer care products target small to medium-sized carriers. Our growth in this field depends on continued growth of carriers of this size. We cannot be certain that carriers of this size will be able to successfully compete with large CSPs. If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially and our business would suffer. In addition, there may never be significant demand for new billing and customer care software by providers of telecom services.

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

We provide real-time messaging services to our customers. The continued and uninterrupted performance of these services for our customers is critical to our success. Customers may become dissatisfied by any service failure that interrupts their business, which could lead them to stop using our messaging services. This could materially and adversely affect our reputation and business.

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

While the vast majority of our employees are located outside of Israel, most of our senior management is located in Israel. Accordingly, our operating results may be directly influenced by economic, political and military conditions in and relating to Israel. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Iran is also believed to have a strong influence among actors hostile to Israel, such as Hamas in Gaza, Hezbollah in Lebanon and the Houthis in Yemen. Any armed conflicts or political instability in the region, including an increase in the degree of violence between Israel and the Palestinians, could negatively affect business conditions and harm our results of operations. Furthermore, several countries, companies and trade groups restrict business with Israel and Israeli companies, and additional countries, companies and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition, or the expansion of our business. The situation in Israel or the region could adversely affect our operations if our customers and/or strategic partners believe that instability could affect our ability to fulfill our commitments.

In October 2023, thousands of Hamas terrorists invaded Israel’s southern border towns near the Gaza Strip and carried out attacks on civilian and military targets that were extraordinary in scale and brutality. Hamas and other terrorist groups also launched extensive rocket attacks from the Gaza Strip against civilian targets in various parts of Israel. As a result, Israel declared war against Hamas, called up hundreds of thousands of reserve soldiers and launched an extensive military campaign against them. In parallel, there were hostilities with the Hezbollah terror organization in Lebanon and with the Houthi movement in Yemen. In addition, in April and October 2024, Iran launched directs attack on Israel involving hundreds of drones and missiles each time. There can be no assurance that the ceasefire signed between Israel and Lebanon in November 2024 will last or that the downfall of the Assad regime in Syria in December 2024 will lead to peace or stability. It is possible that hostilities with Hamas, Iran, Hezbollah, the Houthis and Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities.

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

Principal Capital Expenditures

During 2024, 2023 and 2022, the aggregate cash amount of our capital expenditures was $10 thousand, $64 thousand, and $130 thousand, respectively. These expenditures were mainly for the purchase of equipment and licenses for software tools to be used by our engineering teams. We currently have no material commitments for capital expenditures.

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

It also includes an integral point of sale (POS) solution that extends our offering to cover all dealer, store and cashier management and sales cycle-related activities. Our solution is built upon a multi-layered architecture supporting real-time distributed processing, achieving high performance, scalability and high availability.

We enhanced our billing and customer care platform with optional modules that we developed in recent years, including online store (e-commerce), mobile app and self-service modules that enable high quality service with Omnichannel architecture.

MINDBill can be installed on-premises or in a cloud environment.

As part of our offering, we provide professional services, primarily to our billing and customer care customers, consisting of turnkey project delivery, customer support and maintenance services, integration, customizations and project management. Our professional services also include enhanced support options, known as managed services, which are performed from our offices. These managed services include performing day-to-day billing operational tasks.

In addition to our billing and customer care solutions, we offer UC analytics solutions and call accounting systems. UC analytics provides organizations with the data-driven insights necessary to optimize their communication strategies and with real-time feedback, to help identify and quickly resolve issues. UC analytics may also be used to enhance customer service interactions. By analyzing this data, companies can improve response times, identify common customer issues, and refine support processes to provide a better customer experience. In today’s competitive environment, UC analytics helps to enrich operational efficiency and to achieve superior customer satisfaction.

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

Mobile Messaging

The global messaging market, via SMS and IP messaging, is unpredictable. Enterprises are moving marketing activities to mobile messaging technologies, with new use cases added every year. At the same time, there is an increase in the use of apps that do not require third party messaging solutions. Our Communications Platform as a Service, or CPaaS, provides simple APIs with well-defined ways to easily integrate messaging into the enterprise’s legacy systems (such as CRM) or our own applications. Our platform helps our customers to reduce costly in-house development and the need to negotiate complex commercial agreements with service providers.

Our Strategy

Our objective is to be a leader in the market for convergent billing and customer care software for tier 2 and tier 3 service providers and in the market of UC analytics for enterprises, to increase our presence in mobile messaging and to remain as profitable as possible in an increasingly competitive environment.

One element of our strategy is to increase our presence through acquisitions. We intend to continue targeting potential acquisitions that could benefit our growth.

We believe that our customer base, high customer satisfaction and our reputation for offering high quality, reliable platform provide us with brand name recognition. We continually invest in development to enhance our offering and keep our platforms up-to-date.

As competition in our relevant markets is fierce and telecommunications spending is shrinking, we intend to explore new geographies and build new partnerships.

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

Enterprise Software

Our enterprise product, known as PhonEX ONE, is used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. It allows organizations to more effectively manage their telecommunications resources. PhonEX ONE is a call management system that collects, records and stores all call information and enables:

●	to generate near real-time reports on the enterprise’s communication use;

●	monitor quality of experience;

●	track agent’s performance in contact centers;

●	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

●	allocate telephone expenses to specific departments, individual clients or projects.

PhonEX ONE can be installed on-premises or in a cloud environment.

Some of its major advantages are:

●	Quality of Service (QoS) Monitoring. PhonEX ONE enables quantification of the user’s perceived audio call quality so the organization can ensure the relevant communication quality of experience of its contact centers, calls between branches, out-going calls, etc.;

●	User centric. The PhonEX ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

●	Dashboard. A visual representation of the most significant information regarding calls, a useful tool that helps administrators to get a quick and relevant image of the general system activity. The Dashboard can quickly provide - through its graphical and non-graphical monitors - a snapshot over the outgoing and incoming calls, traffic and exceptions as well as several top requested reports;

●	Multi-site solution. The PhonEX ONE scales to support large multi-site organizations using voice and data equipment from multiple vendors. PhonEX ONE supports complex hierarchies on which any employee can be associated to any branch of the organization and under a separate matrix to any corporate department;

●	ASP.NET and MS-SQL database. PhonEX ONE is designed using the Microsoft.Net technology and has extensive configuration capabilities using XML files with server – client interaction;

●	Certification by IP switch vendors. PhonEX ONE is interoperable and certified on a timely manner with new releases of IP switch vendors, including Cisco and Microsoft;

●	Enhanced security. PhonEX ONE security management includes user authentication, security group restrictions, event log monitoring and encryption methodology of database entries. This management tool enables a secure and easy control over the system;

●	Modular architecture supporting high scalability. The PhonEX ONE’s scalable system architecture supports an unlimited number of sites and extensions;

●	Guard and Alerter. The PhonEX ONE Guard and Alerter provide sophisticated tools for fraud prevention, alerting on phone misuse, budget surpass, possible toll fraud or other abnormal behaviors within the organization; and

●	Multilingual and multicurrency. The built-in support of multiple languages and multiple currencies enables telecom expense management for multinational organizations.

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

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years Ended December 31,
	2024	2023	2022
	(dollars in thousands)
The Americas (total)	$8,508	$7,897	$8,536
Sale of Licenses	157	158	64
Services	8,351	7,739	8,472

Asia Pacific and Africa (total)	475	1,162	808
Sale of Licenses	36	33	139
Services	439	1,129	669

Europe (total)	11,402	11,633	11,382
Sale of Licenses	186	249	297
Services	11,216	11,384	11,085

Israel (total)	1,061	920	825
Sale of Licenses	349	118	111
Services	712	802	714

Total	21,446	21,612	21,551
Sale of Licenses	728	558	611
Services	20,718	21,054	20,940

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

●	Traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, IPTV, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

●	Internet services providers that offer a triple play of broadband data, VoIP and video, such as Iskon, Vodafone Net and MSTelcom;

●	Cable providers that also offer voice services, such as EastLink; and

●	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Communications Ltd.

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

C. Organizational Structure

Set forth below is a list of our significant subsidiaries:

●	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

●	MIND Software, Inc., a wholly owned subsidiary, incorporated in the State of Delaware;

●	MIND Software SRL., a wholly owned subsidiary of MIND Software Limited, incorporated in Romania;

●	MIND CTI GmbH, a wholly owned subsidiary, incorporated in Germany;

●	Message Mobile GmbH, a wholly owned subsidiary of MIND CTI GmbH, incorporated in Germany; and

●	Aurenz GmbH, a wholly owned subsidiary of MIND CTI GmbH, incorporated in Germany.

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

On January 9, 2025, we acquired Aurenz GmbH (aurenz), a leading provider of UC analytics and call accounting solutions in Germany. Founded in 1983, aurenz maintains a leading position in the field of call accounting and, in recent years, in UC analytics. aurenz’s solutions provide essential added value for unified communication systems, easily and quickly integrating into every UC implementation. aurenz prides itself on delivering outstanding service to ensure seamless installations and integrations.

In 2024, 55% of our total revenues were derived from providing our billing and customer care software, 37% of our total revenues were derived from enterprise messaging and 8% of our total revenues were derived from providing our enterprise software. In 2024, services represented 97% of our total revenues and license fees represented 3% of our total revenues.

In 2024, 2023 and 2022, one customer accounted for approximately 11%, 12% and 12% of our total revenues, respectively. We expect to continue to derive sizeable revenues from a small number of changing customers.

Consolidation in the telecom markets was not favorable to us in the last years, and we lost a few customers each year and, at the same time, closed fewer deals and at lower values than in previous years. Accordingly, we expect we will not be able to maintain our revenues and our profitability levels in the near term.

Our dividend policy is to declare a dividend distribution once per year, in the approximate amount of our EBITDA for the preceding year plus net financial income minus taxes on income, subject to specific board of directors’ approval and applicable law. Since 2003, our cash dividends amount to approximately $6.0 per share (including the dividend declared in March 2025 in respect of 2024). The amount per share that we distributed in each of 2024 and 2023 was $0.24, and a dividend of $0.22 per share was declared in March 2025. The board of directors’ decision to approve the annual distribution is based, among other factors, on our cash position at that time, potential acquisitions and future cash needs. Our board of directors may decide to discontinue the dividend distribution in whole or in part at any time.

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

Taxes on Income. See “Corporate Tax Rate” below.

A. Operating Results

The following discussion of our results of operations for the years ended December 31, 2024 and 2023, including the percentage data in the following table, is based upon our statements of operations contained in our consolidated financial statements for those years, and the related notes thereto, included in Item 18:

	Years Ended December 31,
	2024	2023
	(% of revenues)
Revenues	100.0%	100.0%
Cost of revenues	49.9	49.7
Gross profit	50.1	50.3
Operating expenses:
Research and development	15.8	16.3
Selling and marketing	6.0	5.4
General and administrative	7.8	6.6
Total operating expenses	29.6	28.3
Operating income	20.5	22.0
Financial income, net	2.7	3.6
Income before taxes on income	23.2	25.6
Taxes on income	1.5	1.6
Net income	21.7%	24.0%

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Revenues

	Years Ended December 31,
	2024	2023
	(dollars in millions)		% Change
License sales	$0.7	$0.6	30.4%
Services	20.7	21.0	(1.6)%
Total revenues	$21.4	$21.6	(0.7%

Total revenues decreased from $21.6 million in 2023 to $21.4 million in 2024, due to a decrease in revenues in our messaging segment from $8.0 million in 2023 to $7.8 million in 2024.

Revenues from our billing and customer care solutions for service providers increased from $11.5 million in 2023 to $11.8 million in 2024. The increase was primarily attributed to hardware replacements at two existing customers. We expect a future trend of revenues decline due to shrinking relevant telecom markets and strong competition, the loss of a few customers and a decrease in maintenance revenues.

Revenues from our messaging segment decreased from $8.0 million in 2023 to $7.8 million in 2024 due to a decline in the volume of messages used by customers.

Revenues from our enterprise products decreased from $2.1 million in 2023 to $1.9 million in 2024. The decrease was primarily due to a few one-time license sales at existing customers in 2023 and the loss of one significant customer in 2024. We continue to expect that this market will generally decline.

Revenues from licenses increased from $0.6 million in 2023 to $0.7 million in 2024. Revenues from services decreased from from $21.0 million in 2023 to $20.7 in 2024, primarily as a result of the decrease in revenues in our messaging segment discussed above.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2024	2023
	(% of revenues)
The Americas	39.7%	36.5%
Europe	53.2	53.8
Asia Pacific and Africa	2.2	5.3
Israel	4.9	4.4
Total	100%	100%

Our revenues in the Americas increased from $7.9 million in 2023 to $8.5 million in 2024. The increase was primarily attributed to the abovementioned hardware replacement. Due to the loss of a few customers in this region during the last few years, we expect revenues to decrease.

Our revenues in Europe decreased from $11.6 million in 2023 to $11.4 million in 2024. The decrease was primarily due to the abovementioned decrease of $0.2 million in our messaging segment revenues.

Our revenues in Israel increased from $0.9 million in 2023 to $1.0 million in 2024, mainly attributed to the sale of licenses to one of our customers in Israel, in 2024.

Cost of Revenues

	Years Ended December 31,
	2024	2023
	(dollars in millions)		% Change
Cost of sales of license	$0.1	$0.1	1.7%
Cost of services	10.6	10.6	(0.3)%
Total cost of revenues	$10.7	$10.7	(0.3%

Total cost of revenues and gross profit as a percentage of total revenues in 2024 remained the same as in 2023. The increase in cost of revenues in the billing and related services segment, which is attributed to an infrequent high cost of third-party hardware and licenses supplied as part of our solutions to a customer, was offset by higher gross margins in our messaging segment in 2024.

Operating Expenses

	Years Ended December 31,
	2024	2023
	(dollars in millions)		% Change
Research and development	$3.4	$3.5	(4.1)%
Selling and marketing	1.3	1.1	10.7%
General and administrative	1.7	1.4	18.8%
Total operating expenses	$6.4	$6.1	3.9%

Research and Development. The decrease in our research and development expenses by 4.1% in 2024 compared to 2023 was primarily due to a decrease in personnel expenses. Research and development expenses as a percentage of total revenues slightly decreased from 16.3% in 2023 to 15.8% in 2024, due to the abovementioned decrease in personnel expenses.

Selling and Marketing Expenses. Selling and marketing expenses increased from $1.1 million in 2023 to $1.3 million in 2024, mainly due to an increase in personnel costs. Selling and marketing expenses as a percentage of total revenues increased from 5.4% in 2023 to 6.0% in 2024, mainly due to the abovementioned increase.

General and Administrative Expenses. General and administrative expenses increased from $1.4 million in 2023 to $1.7 million in 2024, mainly due to changes in provisioning for credit losses and a one-time increase in administrative personnel expenses caused by the replacement of our CEO. General and administrative expenses as a percentage of total revenues increased from 6.6% in 2023 to 7.8% in 2024, mainly due to the abovementioned increase in expenses.

Impairment of Goodwill. No impairment of goodwill was required following the annual assessment performed during each of 2023 and 2024.

Financial Income, net. In 2024, financial income mainly consisted of interest income on short-term bank deposits and on marketable securities in the aggregate amount of $750 thousand, offset by losses from currency exchange rate fluctuations in the aggregate amount of $159 thousand and bank charges in an aggregate amount of $24 thousand. In 2023, financial income mainly consisted of interest income on short-term bank deposits and on marketable securities in the aggregate amount of $737 thousand and gains from currency exchange rate fluctuations in the aggregate amount of $50 thousand, offset by bank charges in an aggregate amount of $27 thousand.

Taxes on Income. Taxes on income are comprised of current and deferred taxes. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included in our consolidated balance sheet. In 2024, our taxes on income in the amount of $334 thousand included current taxes on income, mainly in Israel, in the amount of $252 thousand and deferred taxes income in the amount of $43 thousand. In 2023, our taxes on income in the amount of $359 thousand included current taxes on income, mainly in Israel, in the amount of $353 thousand and deferred taxes in the amount of $6 thousand.

For a comparison of the year ended December 31, 2023 to the year ended December 31, 2022, please refer to Item 5 in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 18, 2024.

Our Functional Currency

The currency of the primary economic environment in which we operate is the dollar. Although 53% of our revenues are denominated in Euro, approximately 43% of our revenues are denominated in dollars and the vast majority of our cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

The Company and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Accounting Standards Codification, or ASC, 830, “Foreign Currency Matters.” All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

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

As of December 31, 2024, we had $4.4 million in cash and cash equivalents and $11.3 million in short-term bank deposits and marketable securities, and our working capital was $15.6 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents, our short-term bank deposits and marketable securities are denominated in dollars.

Net Cash Provided by Operating Activities. Net cash provided by operating activities in 2024 was $4.1 million, attributable to our net income of $4.6 million, non-cash related items, net, in the amount of $0.4 million, offset by a net decrease in operating assets and liabilities items in the amount of $1.0 million. Net cash provided by operating activities in 2023 was $4.1 million, attributable to our net income of $5.2 million, non-cash related items, net, in the amount of $0.5 million, offset by a net decrease in operating assets and liabilities items in the amount of $1.6 million.

Net Operating Working Capital

As of December 31, 2024, net operating working capital was $15.6 million, compared to $15.2 million as of December 31, 2023. The increase of $0.4 million is mainly due to a decrease of $0.7 million in deferred revenues and $0.2 million in accounts payable and $0.3 million in other current liabilities and accruals and an increase of $0.2 million in accounts receivable, offset by a decrease of $0.9 million in our cash position and a decrease of $0.1 million in prepaid expenses.

Cash Deposits

As of December 31, 2024, we had approximately $11.1 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2024, we held marketable securities of approximately $193 thousand.

Net Cash Used in Investing Activities. In 2024, we decreased our investments in short-term bank deposits by $2.4 million. In 2023, we increased our investments in short-term bank deposits by $1.4 million.

Net Cash Used in Financing Activities. In 2024, our financing activities included a cash dividend of $4.9 million. In 2023, our financing activities included a cash dividend of $4.8 million.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $10 thousand and $64 thousand in 2024 and 2023, respectively. These expenditures were principally for the purchase of equipment, mainly for the upgrade of our hosted platform that services the messaging segment, vehicles and for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Cash Dividends. Since 2003, we have distributed aggregate cash dividends of $6.0 per share to our shareholders, including $0.24 per share in March 2024, and the dividend of $0.22 per share that we declared in March 2025. For information about our dividend policy, please see Item 8 “Financial Information - Dividend Policy.”

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

We invested in research and development $3.4 million (or 15.8% of total revenues) in 2024 and $3.5 million (or 16.3% of total revenues) in 2023. The decrease in 2024 was mainly due to a decrease in personnel expenses. Our engineering department comprised approximately 84 employees as of December 31, 2024.

D. Trend Information

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

There is a need to replace outdated billing systems that are not secure due to old technologies and that require high costs to operate. Most telcos in our relevant segment are reluctant to heavily invest in transformation projects and are turning to low-cost solutions. This buying behavior results in lower demand for our comprehensive and sophisticated end-to-end solutions, and we had no new customers in 2024.

Our billing and customer care solutions target tier 2 and tier 3 service providers. Some service providers seek solutions that are implemented upon a native cloud architecture. However, we have not yet completed the development of our native cloud-based solutions, and this has harmed our competitive position.

The telecommunication market is undergoing consolidation and intensifying competition, and we have lost a few customers during each of the last few years. We expect that these trends will continue to negatively impact our revenues and profitability in 2025.

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

F. [Reserved]

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this Annual Report:

Name	Age	Position
Ariel Glassner	51	Chief Executive Officer
Arie Abramovich	38	Chief Financial Officer
Gilad Parness	56	Vice President Sales
Shoval Cohen Nissan	50	Vice President, Information Technology
Victor Balteanu	45	Vice President Engineering
Marian Scurtu	47	Vice President Customer Success
Liviu Serea	70	General Manager, MIND Romania
Monica Iancu	67	Chairperson of the Board
Joseph Tenne	69	Director and Chairman of the Audit Committee
Itay Barzilay	50	Director
Orly Sorokin	46	Director

The background of each of our directors and executive officers is as follows:

Monica Iancu. Ms. Iancu founded MIND CTI Ltd. in 1995 and served as President and Chief Executive Officer of our company since its inception through October 2024 and now serves as the Chairperson of the Board. Ms. Iancu holds a B.Sc. degree in Computer Science and a Master’s degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

Ariel Glassner. Mr. Glassner joined MIND as Chief Executive Officer in November 2024. Ariel brings over 25 years of leadership experience, and his career includes CEO roles at startup companies during the last five years. Ariel shaped his expertise in Telco solutions during his 15-year tenure at Amdocs, leading the implementation of complex solutions for major telecommunication operators. He played a pivotal role in driving revenues and overseeing transactions and is also a graduate of the Amdocs Excellent Leaders program. Ariel holds a B.A. degree in Economics and Business and a Master’s degree in Political Science from Bar Ilan University.

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

Victor Balteanu. Victor Balteanu has served as our VP Engineering since November 2020. He joined MIND in 2002 as a testing engineer. Between 2004 and 2006, he served as Subject Matter Expert at Amdocs (NASDAQ:DOX) and in 2006, he returned to MIND as a software developer. He was promoted within the organization to Team Leader in 2007, Group Leader in 2013 and Director of Engineering in 2019. Mr. Balteanu holds a B.A. degree in Automatic Control and Industrial Informatics from Gheorghe Asachi Technical University of Iasi.

Marian Scurtu. Marian Scurtu joined MIND in 2001 as a support engineer. Throughout his over 20 years with us he has been involved in the delivery of more than 40 projects around the world, filling various leadership roles including Project Manager and Program Manager. He was promoted to VP Customer Success in January 2022. Marian holds a B.Sc. degree in Computer Science from Gheorghe Asachi Technical University of Iasi and an M.B.A. from Alexandru Ioan Cuza University of Iasi.

Liviu Serea. Mr. Serea has served as General Manager of our Romania office since January 2001. Before joining MIND, for over five years Mr. Serea managed a local company involved in hardware assembly, distribution and support. Mr. Serea holds a M.Sc. degree in Electronics and Telecommunications from the Politechnic Institute of Iasi.

Joseph Tenne. Mr. Tenne has served as an independent director of our company since August 2014. Mr. Tenne serves as a director at AudioCodes Ltd. (Nasdaq and TASE: AUDC), at OPC Energy Ltd. (TASE: OPCE), at ElectReon Wireless Ltd. (TASE: ELWS), at Sapir Corp Ltd. (TASE: SPIR), and at Tarya Israel Ltd. (TASE: TRA(. From 2017 to 2023, Mr. Tenne served as a financial executive at Itamar Medical Ltd., a Nasdaq-listed company that was acquired by ZOLL Medical Corporation in December 2021. From 2014 to 2017, Mr. Tenne served as the CFO and VP Finance of Itamar Medical Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the CFO of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in PwC Israel. Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Itay Barzilay. Mr. Barzilay has served as a director of our company since May 2020. Since 2024, Mr. Barzilay has served as the CFO of Elementor. From 2019 to 2024, Mr. Barzilay served as the CFO at Personetics. From 2010 to 2019, Mr. Barzilay held a number of finance leadership positions at Amdocs and most recently served as Vice President Finance for Amdocs Technology & Media and for Amdocs Global Services (Nasdaq: DOX). From 2008 to 2010, Mr. Barzilay was the CFO of MIND. From 2004 to 2008, Mr. Barzilay served in several finance management roles with Avaya. Mr. Barzilay is a Certified Public Accountant, holds a B.A. in Accounting and Economics from Tel Aviv University and an M.B.A. from NYU’s Stern School of Business.

Orly Sorokin. Ms. Sorokin has served as a director of our company since May 2024. Since 2023, Ms. Sorokin has lead a global program for startups at IBM. From 2013 to 2023, Ms. Sorokin held a number of positions at IBM, among them managing the IBM Alpha Zone acceleration program and country sales leader for the Internet of Things unit. In parallel, Ms. Sorokin served as a mentor to several innovation programs, such as the Hadassah Hospital accelerator, Oazis at Ben Gurion University and others. From 2011 to 2013, Ms. Sorokin served in a few sales positions in Radware and Communitake. From 2000 to 2011, she held sales and business development positions at MIND CTI. Ms. Sorokin holds a B.A. in Economics and an M.B.A. from Haifa University.

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

B. Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2024 was $1.6 million, including $0.08 million that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity-based compensation expenses.

During 2024, we granted to our executive officers under our option plans options to purchase 200,000 ordinary shares at an exercise price equal to the average closing price per share of the Company’s ordinary shares on the Nasdaq Stock Market during the 30 trading day period immediately preceding the date of grant of such option. All these options expire in 2029.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table (in dollars)

Name of Officer	Position of Officer	Salary	Cash Bonus(1)	Equity- Based Compensation(2)	All Other Compensation(3)	Total
Monica Iancu	President and Chief Executive Officer(4)	240,000	240,000	-	57,757	537,757
Arie Abramovich	Chief Financial Officer	78,764	12,977	-	38,635	130,376
Gilad Parness	Vice President Sales	88,755	-	-	63,468	152,223
Shoval Cohen Nissan	Vice President, Information Technology	99,558	22,711	-	55,299	177,568
Oren Tanhum	Vice President, Professional Services(5)	38,195	22,711	-	53,732	114,638

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives or commissions based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or disability insurance), convalescence or recreation pay, payments for National Insurance (social security), and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in this column represent incremental cost of the Company.

(4)	Ms. Iancu served as the President and CEO through October 2024 and thereafter as Chairperson of the Board.

(5)	Mr. Tanhum served as VP Professional Services till August 31, 2024.

In August 2024, in accordance with regulations promulgated under the Israeli Companies Law, our compensation committee and board of directors approved the compensation of Ariel Glassner to serve as our chief executive officer, effective November 1, 2024. Mr. Glassner’s annual base salary is $240,000 and his potential maximum performance-based bonus is $240,000. Mr. Glassner is also entitled to receive customary employee benefits. In addition, Mr. Glassner was granted options to purchase 200,000 ordinary shares under our 2011 Share Incentive Plan, with vesting over a period of four years.

On May 4, 2017, our board of directors resolved that each of our non-executive directors will be entitled to receive an annual fee of $13,200 and a participation fee of $680 per meeting. On August 9, 2017, payment in the same amounts to each of our non-executive directors was approved by our shareholders. At the meeting our shareholders also approved that the remuneration of those of our directors who our Board classifies as “expert directors” (as such term is defined in the Israeli Companies Law) will be 20% more than the remuneration of non-expert directors.

C. Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2025, Class II in 2026 and Class III in 2027. Monica Iancu is a member of Class I, Itay Barzilay and Joseph Tenne are members of Class II and Orly Sorokin is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors. The members of the audit committee must satisfy certain independence standards under the Companies Law. Our audit committee consists of Mr. Joseph Tenne (Chairman of the audit committee), Mr. Itay Barzilay and Ms. Orly Sorokin.

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

Executive Officers

Our executive officers are appointed by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates upon 30 or 60 days’ written notice and provides for standard terms and conditions of employment. Monica Iancu resigned as President and Chief Executive Officer on October 31, 2024 and is now Chairperson of the Board.

D. Employees

As of December 31, 2024, 2023, and 2022 our total number of employees was 136, 144, and 153, respectively. The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2024	2023	2022
Approximate numbers of employees by geographic location
Israel	24	23	24
Romania	104	110	116
Germany	8	11	13
Total workforce	136	144	153
Approximate numbers of employees by category of activity
General and administration	15	15	15
Research and development	84	90	97
Professional services and customer support	29	31	32
Sales and marketing	8	8	9
Total workforce	136	144	153

E. Share Ownership

As of March 1, 2025, Monica Iancu beneficially owned 3,121,527, or 15.3% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

As of March 1, 2025, options to purchase 489,500 ordinary shares were outstanding and options for 2,577,290 ordinary shares had been exercised. The options vest over four years, primarily commencing on the date of grant. Generally, options not previously exercised will expire five years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

On June 5, 2023, Ms. Iancu adopted a Rule 10b5-1 Sale Plan in order to establish a systematic program by which Oppenheimer & Co. Inc. is instructed to sell on Nasdaq up to 1,800,000 ordinary shares held by her pursuant to the guidelines set forth therein. As of March 1, 2025, 195,098 shares had been sold under this plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2025, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares(1)
Monica Iancu	3,121,527	(2)	15.3%
Mordechai Rapaport	1,325,000	(3)	6.5%
Morgan Stanley and affiliates	1,091,018	(4)	5.4%

(1)	Based on 20,366,326 ordinary shares outstanding as of March 1, 2025.
(2)	Based on a Schedule 13G/A filed with the SEC on January 29, 2024.
(3)	Based on a Schedule 13G filed with the SEC on February 3, 2025. Substantially all of these shares are held by A-6684 Ltd. and other entities under the control of Mr. Rapaport.
(4)	Based on a Schedule 13G/A filed with the SEC on February 8, 2024.

As of March 1, 2025, there were seven holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 17,623,468 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

As of March 1, 2025, Ms. Iancu had beneficial ownership of 3,121,527 ordinary shares, constituting 15.3% of our outstanding shares.

B. Related Party Transactions

None.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Export Sales

We conduct our sales activities primarily directly, by our sales force located in the MIND offices in Israel and Germany. For information regarding our revenues by geographic market, see Item 5 “Operating and Financial Review and Prospects.”

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2024.

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

The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a greater than 45% shareholder of the company and there is greater than 45% shareholder in the company. These requirements do not apply if the acquisition (i) is made in a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a greater than 45% shareholder of the company and resulted in the acquirer becoming a greater than 45% shareholder of the company. The tender offer must be extended to all shareholders, but the acquirer is not required to acquire more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

We have agreed to exempt from liability and indemnify our office holders to the fullest extent permitted under the Companies Law. We currently maintain directors and officers liability insurance for the benefit of our office holders.

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

E. Taxation

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. Note that this tax structure and any resulting benefit may not apply for any income derived by our foreign subsidiaries, which subsidiaries may be taxed according to tax laws applicable to their country of residence. The following also contains a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares, although it may not be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors who are subject to special treatment under Israeli law. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or courts will accept the views expressed in the discussion in question.

Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies were subject is 23% for the 2023 and 2024 tax years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Technological Enterprise” (all as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

General

Please see discussion below regarding reforms of the Investments Law that came into effect in 2017.

The 2017 amendment (“Preferred Technological Enterprises”)

Amendment 73 to the Investments Law, which came into effect on January 1, 2017, provides a new tax incentive regime. Regulations have been promulgated to implement the “Nexus Principles,” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentive regime applies to “Preferred Technological Enterprises” that meet certain conditions, including all of the following:

●	The company’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $20 million) per year; and

●	The company must satisfy one of the following conditions:

●	at least 20% of the workforce (or at least 200 employees) are employed in R&D;

●	a venture capital investment in an amount approximately equivalent to at least NIS 8 million was previously made in the company, and the company has not changed its business following such investment; or

●	growth in sales or workforce by an average of 25% over the three years preceding the applicable tax year, and the company’s total revenue was at least NIS 10 million in those three tax years or at least 50 employees are employed by the company over the three years preceding the applicate tax year.

●	The total revenue in the tax year of the group that the company is part of does not exceed NIS 10 billion.

●	The company is a “competitive enterprise”, i.e. at least 25% of its turnover is exported to a market with at least 14 million residents or the company income from a certain market does not exceed 75% of its turnover in the tax year.

A Preferred Technological Enterprises will be subject to a corporate tax rate of 12% unless it is located in a specified development zone, in which case the rate will be 7.5%, all with respect to the portion of income derived from eligible intellectual property developed in Israel. In addition, a Preferred Technological Enterprises will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investments Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million and the sale receives prior approval from the Israeli Innovation Authority. The tax on dividends from such enterprises will be 4% for dividends paid to a foreign parent company if it holds at least 90% of the shares of the distributing company and other conditions are met. For other dividend distributions, the tax rate will be 20% (with an exemption from such withholding tax applying to dividends paid to an Israeli company). The above rates may be reduced by an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

On February 18, 2018, the Israel Tax Authority issued a tax ruling granting us “Preferred Technological Enterprise” status, subject to the conditions and terms of the tax ruling. The grant of the status means that starting January 1, 2017, we are subject to a reduced Israeli corporate tax rate of 7.5% on any future taxable “technological income.” The tax ruling was in force for five years through the 2021 tax year. On January 16, 2022, the tax ruling was extended by the Israel Tax Authority for an additional period of five years through the 2026 tax year.

Dividends Taxation

When dividends are distributed from the Preferred Technological Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. Further information with regard to taxation of dividends can be found in Note 7 of our Consolidated Financial Statements.

We paid dividends to our shareholders in the amount of $5.2 million in 2022, $4.8 million in 2023 and $4.9 million in 2024. In March 2025, we declared a dividend of approximately $4.5 million and withholding tax applied at a rate of 20%.

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

Israeli Residents

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any “means of control” in the company, the tax rate will be 30%. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights on how to exercise these rights, regardless of the source of such rights. However, the foregoing tax rates will not apply to individuals: (i) who are dealers in securities; or (ii) who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

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

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign a declaration on a form specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents. In the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source.

A non-resident of Israel who receives dividend income or that realizes capital gains derived from the sale of our ordinary shares, from which all required tax was withheld at the source, in practice, is exempt from the duty to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel; and (iii) the taxpayer is not liable to surtax (as described below under “Surtax”).

Dividend Taxation

Income Taxes on Dividends Distributed by the Company to Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. The tax rate applicable to such dividends is 25% (or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution). Individuals may also be required to pay surtax with respect to dividends received, as further explained below. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25% if the shares are registered with a nominee company (whether the recipient is a significant shareholder or not). Dividends paid from income derived from our Preferred Enterprise (accrued from the 2014 tax year and onwards) and Preferred Technological Enterprise are subject to withholding tax at the rate of 20%. If the recipient of the dividend is an Israeli resident corporation, such dividend income will be exempt from tax, provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is subject to Israeli corporate tax. We cannot assure that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% (or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. Such dividends are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). However, a reduced tax rate may be provided under the Investments Law (20% with respect to Preferred Enterprise or a Preferred Technological Enterprise income), as described above, or under an applicable tax treaty.

Generally, under the U.S-Israel Tax Treaty the maximum rate of withholding tax on dividends paid to a shareholder who is a resident of the United States (as defined in the U.S. – Israel Tax Treaty) will be 25%. However, when a U.S. tax resident corporation is the recipient of the dividend, the withholding tax rate on a dividend out of regular (non-Preferred Technological Enterprise) profits may be reduced to 12.5% under the U.S-Israel Tax Treaty, where the following conditions are met:

(a)	the recipient corporation owns at least 10% of the outstanding voting rights of the Company for all of the period preceding the dividend during the Company’s current and prior taxable year; and

(b)	generally, not more than 25% of the gross income of the paying corporation for its prior tax year consists of certain interest and dividend income.

Dividends paid to such U.S. corporation from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to a Preferred Technological Enterprise will be subject to a 15% tax rate, provided that the conditions in clauses (a) and (b) above are met. If the dividend is attributable partly to income derived from a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The aforementioned rates under the U.S-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. tax resident in Israel. Application for this reduced tax rate requires appropriate documentation presented to, and specific instruction received from, the Israel Tax Authority. If the dividend is attributable partly to income derived from income which was subject to tax under the Investment Law, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Surtax

Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index. According to the Economic Efficiency Law (Legislative Amendments to Achieve the Budget Targets for the 2025 Budget Year) (Freezing of Tax Updates and Surtax), 2024 (the “Economic Efficiency Law”), during the years 2025-2027, the aforementioned amount will not be adjusted in accordance with the Israeli consumer price index. In addition, according to the Economic Efficiency Law, an individual whose taxable income from “Capital Sources” in the tax year exceeds the aforesaid amount shall be subject to an additional tax on the portion of their taxable income from Capital Sources that exceeds the aforesaid amount at a rate of 2%. For this purpose, Capital Source means any source of income (including, among other things, capital gain, dividend and interest) other than income from business, employment and personal exertion.

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2024.

Currency	Current Monetary Assets (Liabilities)-Net
(dollars in thousands)
NIS	(94)
EURO	2,179
Romanian RON	129
Other non-dollar currencies	(42)
2,172

Our annual expenses paid in NIS are approximately $2.1 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the dollar by 1% would result in an increase in our operating expenses by approximately $21 thousand for the year ended December 31, 2024.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2024, we held short term investment of $0.2 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.02 million.

As of December 31, 2024, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12. Description of Securities Other Than Equity Securities

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2024 and concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2024 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

At the annual meeting held on May 6, 2024, our shareholders re-appointed Fahn Kanne & Co. Grant Thornton Israel, certified public accountants in Israel, as our independent auditor until the close of the following year’s annual general meeting.

Fahn Kanne & Co. Grant Thornton Israel earned fees from us for professional services in fiscal years 2024 and 2023, respectively:

	Years Ended December 31,
	2024	2023

Audit Fees	$99,590	$101,654
Total	$99,590	$101,654

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an Insider Trading Policy which governs the purchase, sale and other dispositions of our securities by our directors, officers, employees and contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

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

We undergo from time to time an external evaluation by cybersecurity consulting firms, including the performance of penetration testing, vulnerability and risk assessment and certification of ISO 27001 framework. With respect to third party service providers, we obligate our vendors to adhere to privacy and cybersecurity measures, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-28 of this annual report attached hereto.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2******	Articles of Association, as amended
2(d)****	Description of Ordinary Shares
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4*****	Compensation Policy of Directors and Officers, dated May 26, 2019
8	List of Subsidiaries
11.1***	Code of Ethics and Business Conduct
11.2	Insider Trading Policy
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Fahn Kanne & Co. Grant Thornton Israel
97*******	Policy for Recovery of Erroneously Awarded Compensation
101	The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language):

(i) Consolidated Balance Sheets at December 31, 2024 and 2023;

(ii) Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022;

(iii) Consolidated Comprehensive Income for the years ended December 31, 2024, 2023 and 2022;

(iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022;

(v) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and

(vi) Notes to Consolidated Financial Statements, tagged as blocks of text

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Notice of Annual General Meeting of Shareholders on Form 6K filed on April 16, 2019.

******	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

*******	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD.

/s/ Ariel Glassner
By:	Ariel Glassner
Title:	Chief Executive Officer

Date:	March 18, 2025

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.grantthornton.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MIND C.T.I Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MIND C.T.I Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

Critical Audit Matter Description

Goodwill Impairment Analysis

As described further in Note 1k and Note 4b to the consolidated financial statements, as of September 30, 2024, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of $7.9 million that was allocated to two reporting units. As disclosed in Note 1k, goodwill is not amortized but rather tested for impairment at least annually or more often if indicators of impairment are present. Management either assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill (qualitative assessment) or elects to proceed directly to the impairment test and bypass the qualitative assessment. As part of the qualitative assessment, if, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, additional impairment testing is not required. Goodwill impairment is measured by comparing the fair value of a reporting unit with its carrying value. The impairment test was based on a valuation performed by management. Judgments and assumptions used in the discounted cash flow model which included projected net cash flows from operations, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

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

Tel-Aviv, March 18, 2025

We have served as the Company’s auditor since 2022.

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 2 4	2 0 2 3
	Note	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8a	$4,452	$2,958
Short-term bank deposits	8a	11,108	13,464
Marketable securities		193	182
Accounts receivable (net of allowance for credit losses of $208 and $12 as of December 31, 2024 and 2023, respectively)		2,498	2,295
Other current assets	8b	493	538
Prepaid expenses		175	277
Total current assets		18,919	19,714

NON-CURRENT ASSETS:
Accounts receivable (net of allowance for credit losses of $200 as of December 31, 2024)		448	714
Severance pay fund	5	2,346	2,051
Deferred income taxes	7c	108	102
Property and equipment, net	2	156	216
Right-of-use assets, net	3	861	690
Intangible assets, net	4a	135	266
Goodwill	4b	7,729	7,872
Total assets		$30,702	$31,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$769	$989
Other current liabilities and accruals	8c	1,469	1,749
Current maturities of lease liabilities	3	188	218
Deferred revenues		849	1,517
Total current liabilities		3,275	4,473

LONG-TERM LIABILITIES:
Deferred revenues		108	100
Lease liabilities, net of current maturities	3	637	424
Accrued severance pay	5	2,346	2,060
Deferred income taxes	7c	40	80
Total liabilities		6,406	7,137

SHAREHOLDERS’ EQUITY:	6
Share capital - Ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares as of December 31, 2024 and 2023; Issued: 21,660,010 shares as of December 31, 2024 and 2023; Outstanding: 20,366,326 and 20,184,826 shares as of December 31, 2024 and 2023, respectively		54	54
Additional paid-in capital		27,904	27,776
Accumulated other comprehensive loss		(1,207)	(1,001)
Accumulated deficit		(1,572)	(1,334)
Treasury shares - 1,293,684 and 1,475,184 shares as of December 31, 2024 and 2023, respectively		(883)	(1,007)
Total shareholders’ equity		24,296	24,488
Total liabilities and shareholders’ equity		$30,702	$31,625

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,
		2 0 2 4	2 0 2 3	2 0 2 2
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	9a
Sales of licenses		$728	$558	$611
Services		20,718	21,054	20,940
Total revenues		21,446	21,612	21,551
COST OF REVENUES
Cost of sales of licenses		117	115	108
Cost of services		10,592	10,631	9,936
Total cost of revenues		10,709	10,746	10,044
GROSS PROFIT		10,737	10,866	11,507

OPERATING EXPENSES:
Research and development		3,391	3,538	3,495
Selling and marketing		1,286	1,162	965
General and administrative		1,683	1,417	1,523
Total operating expenses		6,360	6,117	5,983
OPERATING INCOME		4,377	4,749	5,524
FINANCIAL INCOME, net	9b	587	777	93
INCOME BEFORE TAXES ON INCOME		4,964	5,526	5,617
TAXES ON INCOME	7	334	359	330
NET INCOME		$4,630	$5,167	$5,287

EARNINGS PER SHARE - in U.S. dollars:	9c
Basic		$0.23	$0.26	$0.26
Diluted		$0.22	$0.25	$0.26

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:	9c
Basic		20,297	20,163	20,099
Diluted		20,581	20,471	20,397

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

NET INCOME	$4,630	$5,167	$5,287

OTHER COMPREHENSIVE INCOME (LOSS):
Translation adjustments	(206)	72	(237)
TOTAL COMPREHENSIVE INCOME	$4,424	$5,239	$5,050

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	of shares		paid-in	comprehensive	Accumulated	Treasury
	outstanding	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2022	20,057	54	27,324	(836)	(1,722)	(1,094)	23,726

CHANGES DURING 2022:
Comprehensive income (loss)	-	-	-	(237)	5,287	-	5,050
Dividend paid ($0.26 per share) (Note 6c)	-	-	-	-	(5,227)	-	(5,227)
Employees share-based compensation expenses	-	-	258	-	-	-	258
Exercise of options issued to employees from treasury shares	67	-	(36)	-	-	36	-
BALANCE AS OF DECEMBER 31, 2022	20,124	54	27,546	(1,073)	(1,662)	(1,058)	23,807

CHANGES DURING 2023:
Comprehensive income	-	-	-	72	5,167	-	5,239
Dividend paid ($0.24 per share) (Note 6c)	-	-	-	-	(4,839)	-	(4,839)
Employees share-based compensation expenses	-	-	281	-	-	-	281
Exercise of options issued to employees from treasury shares	61	-	(51)	-	-	51	-
BALANCE AS OF DECEMBER 31, 2023	20,185	54	27,776	(1,001)	(1,334)	(1,007)	24,488

CHANGES DURING 2024:
Comprehensive income (loss)	-	-	-	(206)	4,630	-	4,424
Dividend paid ($0.24 per share) (Note 6c)	-	-	-	-	(4,868)	-	(4,868)
Employees share-based compensation expenses	-	-	252	-	-	-	252
Exercise of options issued to employees from treasury shares	181	-	(124)	-	-	124	-
BALANCE AS OF DECEMBER 31, 2024	20,366	54	27,904	(1,207)	(1,572)	(883)	24,296

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,630	$5,167	$5,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	186	196	193
Deferred income taxes, net	(43)	6	7
Accrued severance pay	46	46	41
Unrealized loss (gain) from marketable securities	(11)	(8)	34
Realized loss on sale of marketable securities, net	-	-	11
Employees share-based compensation	252	281	258
Changes in operating asset and liability items:
Increase in accounts receivable, net	(4)	(549)	(666)
Decrease (increase) in other current assets	42	(244)	(149)
Decrease (increase) in prepaid expenses	101	(108)	(45)
Increase (decrease) in accounts payable	(173)	20	139
Decrease in other current liabilities and accruals	(264)	(243)	(265)
Change in operation lease liability	12	12	(71)
Decrease in deferred revenues	(660)	(476)	(216)
Net cash provided by operating activities	4,114	4,100	4,558

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities, net	-	-	(11)
Purchase of property and equipment	(10)	(64)	(130)
Severance pay funds	(55)	(53)	(61)
Proceeds from redemption of (investment in) short-term bank deposits	2,356	(1,424)	2,031
Net cash provided by (used in) investing activities	2,291	(1,541)	1,829

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(4,868)	(4,839)	(5,227)
Net cash used in financing activities	(4,868)	(4,839)	(5,227)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVILENTS	(43)	(27)	(77)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,494	(2,307)	1,083

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,958	5,265	4,182

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,452	$2,958	$5,265

SUPPLEMENTAL DISCLOSURE OF CASH AND NON-CASH ACTIVITIES:
Taxes paid	$393	$419	$413
Interest received	$820	$579	$129
Right-of-use assets recognized with corresponding lease liability	$411	-	-

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	Nature of operations:

MIND C.T.I. Ltd. is an Israeli company which, together with its subsidiaries (the “Company”), provides integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, and next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis, and fraud detection. The Company, through its subsidiaries, also provides enterprise and wholesale messaging.

The Company has wholly-owned subsidiaries in the United States (MIND Software Inc.), Romania (MIND Software Srl), United Kingdom (MIND Software Limited) and Germany (MIND CTI GmbH and Message Mobile GmbH (“Message Mobile”)).

2)	The impact of Iron Sword War (Israel-Hamas War):

On October 7, 2023, thousands of Hamas terrorists invaded Israel’s southern border towns near the Gaza Strip and carried out attacks on civilian and military targets that were extraordinary in scale and brutality. Hamas and other terrorist groups also launched extensive rocket attacks from the Gaza Strip against civilian targets in various parts of Israel. As a result, Israel declared war against Hamas, called up hundreds of thousands of reserve soldiers and launched an extensive military campaign against them. In parallel, there were hostilities with the Hezbollah terror organization in Lebanon and with the Houthi movement in Yemen. In addition, in April and October 2024, Iran launched directs attack on Israel involving hundreds of drones and missiles each time. There can be no assurance that the ceasefire signed between Israel and Lebanon in November 2024 will last or that the downfall of the Assad regime in Syria in December 2024 will lead to peace or stability. It is possible that hostilities with Hamas, Iran, Hezbollah, the Houthis and Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. To date, the Company’s business and operations have not been adversely affected by the war. The Company has back-up IT systems and remote work ability that the Company expect will enable its operations to function well in the event of an emergency.

3)	Accounting principles:

The consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”).

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

The chief operating decision maker (the “CODM”) of the Company is the Chief Executive Officer. The CODM reviews financial information about revenues and operating income for the purpose of allocating resources and evaluating financial performance. The Company has two reporting segments, see Note 10.

d.	Cash and cash equivalents:

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from the original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

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

The Company’s financial instruments, including cash, cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accruals have carrying amounts which are equal or approximate their fair value due to the short-term maturity of these instruments.

The measurement of cash and cash equivalents and marketable securities are classified within Level 1.

f.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. These deposits are presented at cost and earn interest at market rates which present their fair value.

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

The Company invests in highly rated marketable securities, and its policy limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to be investment grade, rated BBB- or better, with the objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio, based on quoted prices in active markets.

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

The recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flow expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2024, 2023 and 2022, no impairment losses have been identified with respect to intangible assets.

k.	Goodwill:

Goodwill reflects the excess of the purchase price of subsidiaries acquired in business combination transactions over the fair value of net assets acquired. Under ASC 350, “Intangibles – Goodwill and Others”, goodwill is not amortized but rather tested for impairment at least annually or more often if indicators of impairment are present.

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

The Company operates in two operating segments: Billing and Related Services, and Messaging. The Company’s goodwill was related to those operating segments, each of which represents a whole separate reporting unit. As of December 31, 2024 and 2023, there is a balance of goodwill related to each of the Company’s operating segments (see Note 4b).

The Company performed the annual impairment tests as of September 30, 2024, 2023 and 2022 and did not identify any indication for impairment losses. The impairment test was based on a valuation performed by management. Judgments and assumptions used in the discounted cash flow model which included projected net cash flows from operations, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions.

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

evenue from perpetual licenses is classified as software license revenue. Software license revenue is recognized as a point in time upon transfer of control to the customer which usually occurs when the licensed product and the utility that enables the customer to access authorization keys is delivered, provided that a signed contract has been received.

ii)	Services

Revenues from ongoing maintenance and support fees are recognized over time on a pro-rated basis over the duration of the contract. Revenues earned from time and material arrangements, usually based on pre agreed monthly rates, recognized over time, based on the duration of the contract and the service time provided to date.

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

Managed Services

Revenues from managed services include a monthly fee for services and a right to access the Company’s software and are recorded as service revenues. The Company does not provide the customer with the contractual right to take possession of the software at any time during the period under these contracts. The monthly fee is based mainly on the number of subscribers or customers’ business volume and the contracts include a minimum monthly charge. These revenues are recognized over time on a monthly basis when those services are satisfied.

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

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure", (“ASU 2023-07”). ASU 2023-07 is aimed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In accordance with ASU 2023-07, public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. Such disclosures are required on both an annual and an interim basis. In addition, the amendments in ASU 2023-07 enhance interim disclosure by requiring that all existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses and other segment items. ASU 2023-07 also clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss. ASU 2023-07 is effective in a retrospective manner, for fiscal years beginning after December 15, 2023 (the year ended December 31, 2024, for the Company). The Company adopted ASU 2023-07 for the year ended December 2024 with the comparative years updated to reflect additional disclosures. See Note 10 for further details.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 applies to all entities subject to income taxes. The amendments require that public business entities ((“PBEs”) on an annual basis (i) disclose specific categories in the rate reconciliation; and (ii) provide additional information for reconciling items that meet a certain quantitative threshold. Specifically, PBEs are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts, according to specific categories. Separate disclosure is required for any significant reconciling item. Also, ASU 2023-09 require entities to disclose on an annual basis, information about income taxes paid, including the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). Also, the amendments in ASU 2023-09 eliminate certain disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 (the year ended December 31, 2025, for the Company). The Company is in the process of evaluating what impact ASU 2023-09 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement: Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)” (“ASU 2023-09”) to improve the disclosures about an entity’s expenses. Upon adoption, the Company will be required to disclose in the notes to the financial statements a disaggregation of certain expense categories included within the expense captions on the face of the statement of operations. The standard is effective for fiscal years beginning after December 15, 2026 (the year ended December 31, 2027, for the Company), with early adoption permitted. ASU 2023-09 can be applied either prospectively or retrospectively. The Company is in the process of evaluating what impact ASU 2024-03 will have on its consolidated financial statements and related disclosures.

The Company has evaluated other recently issued accounting pronouncements that are not yet effective and does not currently believe that any of these pronouncements will have a material impact on its consolidated financial statements and related disclosures.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PROPERTY AND EQUIPMENT, NET

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Computers and electronic equipment	$1,917	$2,148
Office furniture and equipment	158	158
Vehicles	116	116
Leasehold improvements	27	27
	2,218	2,449
Less - accumulated depreciation and amortization	(2,062)	(2,233)

	$156	$216

b.	Depreciation expenses totaled $67 thousand, $76 thousand and $77 thousand in the years ended December 31, 2024, 2023 and 2022, respectively.

c.	Property and equipment, net - by geographical location:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Israel	$64	$88
Romania	47	58
Germany	45	70

Total	$156	$216

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - LEASES

The Company has entered into various non-cancellable operating lease agreements for certain office spaces. The leases have original lease periods expiring between 2024 and 2029. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured.

The following represents the aggregate right-of-use assets and related lease liabilities from operating lease agreements for certain offices as recognized in the consolidated balance sheets:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in thousands
Right-of-use assets, net	$861	$690
Current liabilities	$188	$218
Long-term liabilities	637	424
Total operating lease liabilities	$825	$642

In December 2024, the Company entered into a new operating lease agreement of its office space in Romania which resulted in increase of the right-of-use asset and the lease liability in approximately $411 thousand, the lease terms is a five years period commencing in January 2025.

The weighted average lease term and weighted average discount rate as of December 31, 2024, were as follows:

Weighted average lease term – operating lease	4.09 years
Weighted average discount rate – operating lease	8.17%

The future cash flows related to the operating lease liabilities as of December 31, 2024, were as follows:

U.S. dollars in thousands
Years ending December 31:
2025	245
2026	241
2027	241
2028	140
2029	103
Total lease payments (undiscounted)	970
Less – discount to net present value	(145)
Present value of lease liabilities	$825

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Definite-lived intangible assets:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Core technology	$312	$312
Customer relationships	545	545
	857	857
Less – accumulated amortization	(706)	(586)
	151	271
Functional currency translation adjustments	(16)	(6)
Total intangible assets, net	$135	$266

b.	Goodwill

	Billing and related services	Messaging	Total
	U.S. dollars in thousands

Balance as of January 1, 2023	$5,430	$2,355	$7,785
Changes during the year ended December 31, 2023:
Functional currency translation adjustments	-	87	87
Balance as of December 31, 2023	$5,430	$2,442	$7,872
Changes during the year ended December 31, 2024:
Functional currency translation adjustments	-	(143)	(143)
Balance as of December 31, 2024	$5,430	$2,299	$7,729

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SEVERANCE PAY

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

The amounts accrued and the portions funded, with severance pay funds, pension funds and by the insurance policies, are reflected in the financial statements as follows:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Accrued severance pay	$2,346	$2,060
Severance pay fund	(2,346)	(2,051)
Unfunded balance	$-	$9

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

The severance pay expenses were $55 thousand, $53 thousand and $61 thousand in the years ended December 31, 2024, 2023 and 2022, respectively.

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

During the period between September 2008 and December 2009, the Company purchased an aggregate number of 3,165,092 ordinary shares for a total consideration of approximately $2.8 million. Currently, the Company does not have an active buyback plan. As of December 31, 2024, the remaining treasury shares are 1,293,684 ordinary shares which amounted to $883 thousand. The treasury shares are mainly utilized by the Company to settle exercise of options by employees. During the years ended December 31, 2024, 2023 and 2022, the number of treasury shares were utilized is 181 thousand, 61 thousand and 67 thousand, respectively.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2024, 2023 and 2022, were $0.24, $0.24 and $0.26, respectively.

The Company paid dividends to its shareholders in the total amounts of approximately $4.9 million, $4.8 million and $5.2 million during the years ended December 31, 2024, 2023 and 2022, respectively.

d.	Stock option plan:

In 2011, the Board of Directors and the Company’s shareholders approved a ten-year share incentive plan (the “2011 Share Incentive Plan”) that was further extended by the Board of Directors for an additional ten years. Under the 2011 Share Incentive Plan, options for up to 1,800,000 ordinary shares of NIS 0.01 par value can be granted to employees, directors, consultants or contractors of the Company and its subsidiaries.

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

The compensation costs charged against income for the 2011 Share Incentive Plan were comprised as follows:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Cost of revenues	$52	$60	$63
Research and development expenses	163	180	159
Selling and marketing expenses	3	3	1
General and administrative expenses	34	38	35
	$252	$281	$258

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)	The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2024, 2023 and 2022, and changes during the years ended on those dates:

	Years Ended December 31,
	2 0 2 4		2 0 2 3		2 0 2 2
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at the beginning of year	501,000	$0.003	452,500	$0.003	269,500	$0.003
Changes during year:
Granted (a)	200,000	$1.972	132,000	$0.003	304,000	$0.003
Exercised	(181,500)	$0.003	(60,500)	$0.003	(67,000)	$0.003
Forfeited	(26,000)	$0.003	(15,000)	$0.003	(54,000)	$0.003
Expired	(4,000)	$0.003	(8,000)	$0.003	-	$0.003
Options outstanding at the end of year	489,500	$0.807	501,000	$0.003	452,500	$0.003

Options exercisable at the end of year	21,000	$0.003	30,000	$0.003	25,500	$0.003

Weighted average grant date fair value of options granted during the year (b)		$0.09		$1.28		$1.58

(a)	In the year ended December 31, 2024, the options were granted to the Company’s Chief Executive Officer with an exercise price equal to the average closing price per share of the Company’s ordinary shares on the Nasdaq Stock Market during the 30 trading day period immediately preceding the date of grant of such option. In the years ended December 31, 2023 and 2022, the options were granted with an exercise price equal to par value of NIS 0.01 ($0.003).

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Dividend yield	12.31%	10.48%	9.69%
Expected volatility*	25.79%	51%	30%
Average risk-free interest rate	4.14%	4.53%	1.99%
Expected average term - in years	3.88	3.88	3.88

*	Volatility is based on the historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2024, there were approximately $291 thousand of total unrecognized compensation costs, net of expected forfeitures, related to unvested share-based compensation awards granted under the 2011 Share Incentive Plan. The costs are expected to be recognized over a weighted average period of 0.96 years.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	The following table summarizes information about outstanding options and exercisable options as of December 31, 2024:

	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	at	remaining	average	at	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2 0 2 4	life	price	2 0 2 4	life	price
		Years			Years

$0.003 - 1.972	489,500	3.5	$0.807	21,000	1.29	$0.003

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 were approximately $372 thousand, $129 thousand and $184 thousand, respectively. As of December 31, 2024, the aggregate intrinsic value of the outstanding options is $968 thousand, and the aggregate intrinsic value of the exercisable options is $42 thousand.

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

b.	Other applicable tax rates:

1)	Income from other sources in Israel

The tax rate relevant to corporates in Israel is 23%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Research and development expenses, which are recognized for tax purposes over three years	$87	$95
Carryforward tax losses, see (2) below	880	1,134
Other	21	7
Less - valuation allowance, see (2) below	(880)	(1,134)
	$108	$102

Deferred income tax assets are presented in the balance sheet among non-current assets. Also, as of December 31, 2024 and 2023, the Company has deferred income tax liability in the amount of $40 thousand and $80 thousand, respectively, which is calculated on temporary difference on intangible assets, which were recorded as a part of Message Mobile’s acquisition. Deferred income tax liability is presented in the balance sheet among long-term liabilities.

2)	As of December 31, 2024 and 2023, the Company has provided valuation allowances in respect of certain deferred tax assets in certain subsidiaries resulting from tax losses carryforward due to uncertainty concerning their realization.

d.	Taxes on income included in the statements of operations:

1)	As follows:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands
Current:
In Israel	$252	$308	$335
Outside Israel	125	45	(12)
	377	353	323
Deferred:
In Israel	(6)	12	1
Outside Israel	(37)	(6)	6
	(43)	6	7
	$334	$359	$330

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations*	$4,964	$5,526	$5,617

Theoretical tax expense	1,142	1,271	1,292
Less - tax benefits arising from Technologic Preferred Enterprise status, see a. above	(583)	(757)	(797)
	559	514	495
Increase (decrease) in taxes resulting from other differences:
Disallowable deductions	120	140	20
Taxes on income from previous years	(44)	(88)	(80)
Changes in valuation allowance	(229)	(178)	(119)
Other	(79)	(29)	14
Taxes on income for the reported years:	$334	$359	$330

*As follows:
Taxable in Israel	$3,757	$4,830	$5,144
Taxable outside Israel	1,207	696	473
	$4,964	$5,526	$5,617

e.	Tax assessments:

The Company received final tax assessments through the 2021 tax year.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Cash, cash equivalents and short-term bank deposits:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in
	thousands

Cash	$2,960	$2,187
Cash equivalents	1,492	771
Total cash and cash equivalents	$4,452	$2,958

Short-term bank deposits*	$11,108	$13,464

*	The average interest rate on short-term deposits is 5.09% and 6.05%, as of December 31, 2024 and 2023, respectively.

b.	Other current assets:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in
	thousands

Government institutions	$135	$114
Employees	10	9
Interest receivable	258	344
Sundry	90	71
	$493	$538

c.	Other current liabilities and accruals:

	December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in
	thousands

Payroll and related expenses	$801	$814
Government institutions	194	135
Accrued vacation pay	77	68
Accrued expenses and sundry	397	732
	$1,469	$1,749

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SELECTED STATEMENT OF OPERATIONS DATA

a.	Revenues:

1)	The Company’s revenues derive from the sale of software products and services in two operating segments, see Note 10. The Company has three product lines: (i) product line “A” - billing and customer care solutions for service providers; (ii) product line “B” - call accounting and call management solutions for enterprises; and (iii) product line “C” - mobile messaging and communication solutions. Product lines “A” and “B” relate to the billing and related services reporting segment and product line “C” relates to the messaging reporting segment.

The following table sets forth the revenues classified by product lines:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

Product line “A”	$11,765	$11,497	$11,545
Product line “B”	1,851	2,127	2,343
Product line “C”	7,830	7,988	7,663
	$21,446	$21,612	$21,551

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands

The Americas	$8,508	$7,897	$8,536
Europe	11,402	11,633	11,382
Israel	1,061	920	825
Other	475	1,162	808
	$21,446	$21,612	$21,551

b.	Financial income, net:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$750	$737	$262
Non-dollar currency gains, net	-	50	-
Unrealized gain from marketable securities	11	8	-
Other financial income	9	10	58
	770	805	320
Expenses:
Non-dollar currency losses, net	(159)	-	(99)
Unrealized loss from marketable securities	-	-	(34)
Realized loss from sale of marketable securities	-	-	(11)
Bank commissions and charges	(24)	(27)	(23)
Other financial expenses	-	-	(60)
	(183)	(27)	(227)
	$587	$777	$93

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted EPS:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	In thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	20,297	20,163	20,099
Incremental shares from assumed exercise of options	284	308	298
Weighted average number of shares used in computation of diluted EPS	20,581	20,471	20,397

In the years ended December 31, 2024, 2023 and 2022, options that had an anti-dilutive effect were not taken into account in computing the diluted EPS. The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is 200,000, none and none, for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 10 - REPORTABLE SEGMENTS

The Company applies ASC 280, “Segment Reporting”. ASC 280 establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s revenues are derived from two reportable segments: (i) Billing and Related Services segment which comprise of two product lines (billing and customer care solutions for service providers and call accounting and call management solutions for enterprises) and (ii) Messaging segment which derives revenues from mobile messaging and communication solutions. for further information see Note 9a above.

As described in Note 1c, the CODM of the Company is the Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using information about the operating segment’s revenue and operating results, among others by comparing the actual results of each segment to historical results and the annual budget and the expected results. The CODM does not evaluate operating segments using assets or liabilities information.

Revenue and expenses are generally directly attributed to our segments. These expenses include employment compensation, telecom service providers fees, overhead and related costs, software license fees to third parties, consumer hardware product costs, and legal-related costs. Indirect costs are allocated to segments based on a reasonable allocation methodology, when such costs are significant to the performance measures of the operating segments.

Beginning in 2024 annual reporting, the Company adopted ASU 2023-07 retrospectively. The following table sets forth the Company segment information of revenue, expenses, and operating income:

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands
Billing and Related Services:
Revenues	$13,616	$13,624	$13,888
Employment compensation (1)	(6,903)	(6,908)	(6,763)
Other segment expenses (2)	(2,662)	(2,093)	(2,020)
Operating income	$4,051	$4,623	$5,105

	Years Ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	U.S. dollars in thousands
Messaging:
Revenues	$7,830	$7,988	$7,663
Telecom services (3)	(6,620)	(6,917)	(6,184)
Other segment expenses (4)	(884)	(945)	(1,060)
Operating income	$326	$126	$419

(1)	Includes employee payroll, bonuses, share-based compensation, and other employee related benefits.

(2)	Includes expenses for software license fees to third parties, consumer hardware product costs, and legal-related costs and other expenses.

(3)	Include enterprise and wholesale messaging costs.

(4)	Includes expenses for employment compensation, overhead and related costs, and amortization of intangible assets.

Revenues from one customer of the Company’s billing and related services segment represent approximately 11%, 12% and 12% of the total revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - RELATED PARTIES

a.	Balances

As of December 31, 2024 and 2023, the Company had a short-term accrual in the amount of $232 thousand, pursuant to the compensation policy regarding the outgoing Chief Executive Officer’s annual bonus. Also, as of December 31, 2024, the Company had a short-term accrual in the amount of $165 thousand, for post-retirement benefits of the outgoing Chief Executive Officer.

b.	Transactions

During the years ended December 31, 2024, 2023 and 2022, the Company recorded salary expenses, cash bonus and directors’ fees to its related parties in the amount of $762 thousand, $598 thousand and $615 thousand, respectively.

NOTE 12 - SUBSEQUENT EVENT

a.	Acquisition of Aurenz GmbH (“Aurenz”)

On January 9, 2025 (the “Closing Date”), the Company acquired 100% of the outstanding shares of Aurenz, a leading provider of unified communications (UC) analytics and call accounting solutions, for a total consideration of approximately $1.88 million in cash. Immediately following the transaction, Aurenz became a wholly-owned subsidiary of the Company.

The acquisition of Aurenz will be accounted for using the purchase method. The $1.88 million purchase price for the acquisition is composed of the following amounts: a $1.7 million payment in cash which was paid on the Closing Date and $0.18 million is in holdback for a period of 15 months following the Closing Date.

b.	Dividend

On March 4, 2025, the Company declared a cash dividend to its shareholders in the amount of approximately $4.5 million ($0.22 per share).