Form 20-F
period 2025-12-31
MIND CTI LTD
filed 2026-03-18
CIK 1119083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, the Registrant had outstanding 20,372,828 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐        No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No ☐

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

Yes ☐       No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐       No ☐

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

FORWARD LOOKING STATEMENTS AND SUMMARY RISK FACTORS

Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission. The following is a summary of some of the principal risks we face:

•	We may be unable to compete effectively in the marketplace, especially with competitors using AI technology to rapidly develop intellectual property;

•	We are exposed to general global economic and market conditions, particularly those impacting the communications industry;

•	We may fail to attract and retain qualified personnel;

•	Our backlog, revenues and operating results may vary significantly from quarter to quarter;

•	Our acquisition strategy could divert resources and disrupt our business;

•	We may not be successful in integrating acquisitions;

•	We may not adequately enhance our products and services and introduce new products and features to retain our customers and attract new ones;

•	Our products could be affected by cyber security breaches;

•	Our products may fail to comply with or to enable our customers and channel partners to comply with applicable privacy and other laws and regulations;

•	We may be unable to manage our international operations effectively;

•	Our Israeli tax benefits may be discontinued or reduced;

•	Our business may be negatively affected by exchange rate fluctuations;

•	We may lose the services of key personnel;

•	We may become subject to claims of intellectual property infringement;

ii

•	Our use of “open-source” software tools may be subject to IP infringement claims or subject our derivative works or products to unintended consequences;

•	We are subject to ongoing costs and risks associated with being a public company, including potential lawsuits;

•	System disruptions and failures may result in customer dissatisfaction and customer loss;

•	The market segment of small to medium-sized communication service providers may decline;

•	We may lose existing customers or the use of our products may decline;

•	Our billing software and the systems into which it is integrated may contain undetected errors;

•	We may be unable to attract new messaging customers in a cost-effective manner;

•	We may be unable to increase adoption of our messaging products by enterprises;

•	We rely on network service providers for our messaging services;

•	We may have to lower our prices for messaging products;

•	We may have defects or errors in our messaging products;

•	We face a risk of litigation resulting from customer misuse of our messaging software to send unauthorized messages;

•	System disruptions and failures may result in customer dissatisfaction and customer loss;

•	Changes to regulations or technology vendor rules may prevent us from using some services; and

•	Our articles of association include forum selection clauses for certain claims brought under the U.S. securities laws or under Israeli law.

iii

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

All the markets we operate in are significantly fragmented and highly competitive. The principal competitive factors in our market include completeness of offering, global reach, ease of integration, product features, platform scalability, reliability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, as well as the cost of deploying and using our products. Artificial intelligence (AI) technology has introduced new challenges to the market, as it can enable intellectual property and product capabilities developed over many years to be replicated, reverse engineered or commoditized much more quickly, including by new market entrants, creating new competitive risks. All the markets we operate in are significantly fragmented and highly competitive. For example, AI-enabled tools may allow competitors, customers or other third parties to develop competing products or substitute solutions with greater speed and lower cost, which could reduce the differentiation of our products, place downward pressure on pricing and margins, and require us to increase investment in research and development to remain competitive.

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

With the introduction of new products and technologies and new market entrants, we expect competition to intensify in the future. Some of our competitors have lower list prices than ours, which may be attractive to certain customers even if those products have different or lesser functionality. Pricing pressures and increased competition could result in reduced revenue, reduced margins, increased losses, any of which could harm our business, results of operations and financial condition. Such pricing pressure has been particularly acute in recent years. In particular, we were unable to recruit any new customers in 2024 or 2025, and we may be unable to attract new customers in future periods, which could further adversely affect our financial performance.

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

We provide software and services primarily to service providers in the communications industry, and our business is therefore highly dependent upon conditions in that industry. Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors and new technologies, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced, and may continue to reduce, the growth rates that the communications industry had previously experienced and caused the capital spending levels of many communications companies to decline or degrade. For example, in recent years, telcos have reduced investment in billing platforms to prioritize the significant infrastructure costs required for 5G deployment.  Industry consolidation involving our customers, which has been significant in recent years, may place us at risk of losing business to the incumbent provider, to one of the parties, to the consolidation or to new competitors. In particular, over the past few years, consolidation and intense competition in the communications industry have had a negative effect on our business, resulting in several long-term customers closing or selling their business.

Downturns in the business climate for communications companies have in the past resulted, and may in the future result, in slower customer buying decisions and price pressures that adversely affected, and may continue to adversely affect, our ability to generate revenue. The current macro-economic conditions, including as a result of geopolitical events or other global or regional events, and the effects of these conditions on our customers’ businesses and the resulting spending decisions of our customers, have had in recent years and may continue to have a negative impact on our business by decreasing our new customer engagements and the size of initial or ongoing spending commitments under those engagements, as well as decreasing the level of demand and expenditures by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions continue, our business may be harmed.

If we fail to attract and retain qualified personnel, we will not be able to implement our business strategy or operate our business effectively.

Our products require sophisticated software development, sales, professional services and technical customer support. Our success depends on our ability to attract, train, motivate and especially retain highly skilled personnel within each of these areas of expertise. Qualified personnel in these areas are in great demand worldwide and are likely to remain a limited resource. We cannot assure you that we will be able to retain the skilled employees we require. In addition, the resources required to retain such personnel may adversely affect our operating margins. The failure to retain qualified personnel may harm our business. In particular, we maintain large engineering and support centers in Iasi and Suceava, Romania and have encountered many successful attempts from other technology companies to recruit our employees after we have trained them. If this phenomenon continues and increases, we may not be able to retain the highly skilled personnel we require to implement our business strategy and operate our business effectively. If we significantly raise the salaries of our Romanian employees or such salaries will be effectively increased as a result of their linkage to the Euro, our results of operations will be harmed.

Our backlog, revenues and operating results may vary significantly from quarter to quarter.

Our results of operations, including the levels of our revenues, cost of revenues, gross margins and operating expenses, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future. These fluctuations are a result of a variety of factors, many of which are outside of our control, may be difficult to predict and may or may not fully reflect the underlying performance of our business. Our operating results may vary significantly from quarter to quarter due to a number of factors, including the following:

•	our ability to retain and increase revenue from existing customers and attract new customers;

•	our ability to introduce new products and enhance existing products;

•	competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;

•	changes in network service provider fees that we pay in connection with the delivery of communication services on our messaging platforms;

•	changes in foreign currency exchange rates;

•	expenses in connection with mergers, acquisitions or other strategic transactions;

•	potential termination of contracts by our customers; and

•	changes in our pricing policies.

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

It is part of our strategy to pursue acquisitions of business, products and technologies, or the establishment of joint venture arrangements in order to offer new products or services or otherwise enhance our market position or strategic strengths. In January 2025, we acquired Aurenz GmbH,or aurenz, a provider of unified communications (UC) analytics and call accounting solutions in Germany, and we are actively evaluating other potential acquisition opportunities. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business, technology or product, could cause diversion of management’s attention from the day-to-day operation of our business. This could impair our relationships with our employees, customers, distributors, resellers and marketing allies. Future acquisitions could result in:

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	amortization of intangible assets;

•	changes in our business model and margins;

•	research and development write-offs and goodwill impairments; and

•	other acquisition-related expenses.

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

We cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses, while maintaining our corporate culture. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to properly integrate and retain personnel, to recognize significant defects in the internal control policies of acquired companies or to scale and adapt our internal control policies and our reporting systems and procedures, and any interruptions of transition services, may require a significant amount of time and resources to address and may harm our company. If we do not continually enhance our products and service offerings, introduce new products and features and adopt and monetize new technologies (including AI and machine learning) and methodologies in the marketplace, we may have difficulty retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt and leverage new technologies and methodologies such as cloud, microservices-based architecture and AI in a rapidly developing and evolving market. The development and deployment of AI technologies present significant challenges, including: the need for high-quality data; evolving regulatory requirements and industry standards; increased computing costs; reliance on third-party AI models, tools and infrastructure; risks of errors, bias, security vulnerabilities, privacy or intellectual property infringement; and reputational harm arising from actual or perceived misuse of AI. If we are unable to develop, integrate, adopt and monetize AI capabilities effectively, or if our competitors do so more successfully, we may fail to meet customer expectations, and our business, financial condition and results of operations could be harmed. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data or our information technology, or IT, systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable, which may materially affect our business and result in potential legal liability.

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services, and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. See Item 16K below. Despite our efforts to implement network security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. Such cybersecurity incidents could include an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. They may use a wide variety of methods, including by use of artificial intelligence, or AI, which may include developing and deploying malicious software to attack our products third-party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as usernames, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

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

We have derived benefits from various programs, including Israeli tax benefits relating to our “Preferred Technological Enterprise” program under the Israel Law for the Encouragement of Capital Investment, 1959. Our current “Preferred Technological Enterprise” status is valid until the end of 2026.

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

Approximately 58% of our revenues are denominated in Euros, and approximately 37% in U.S. dollars, or dollars. Approximately 11% of our expenses are incurred in New Israeli Shekels, or NIS, and approximately 74% in Euros or linked to the Euro. At the same time, the majority of our cash reserves and investments are denominated in dollars, and our financial statements are denominated in dollars. As a result, we may be negatively affected by fluctuations in the exchange rates between the Euro or the NIS and the dollar. For example, based on the Bank of Israel representative exchange rates, the dollar declined by approximately 12.5% against the NIS from December 31, 2024 (NIS 3.647 per $1.00) to December 31, 2025 (NIS 3.19 per $1.00), which increased the dollar cost of our NIS-denominated expenses. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS or of the Euro against the dollar. If the dollar cost of our operations in Israel and in Romania increases, our dollar-measured results of operations will be adversely affected. We may choose to limit these exposures by entering into hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business may be harmed.

The success of our business depends in large part upon the continuing contributions of our senior management, specifically on the managerial and technical skills of our Chief Executive Officer, Mr. Ariel Glassner, and other members of our senior management. If either Mr. Glassner or other members of the senior management team are unable or unwilling to continue their employment with us, our business may be harmed.

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

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act,  Securities and Exchange Commission, or SEC, regulations, Nasdaq listing rules and the Israeli Companies Law, 1999, or the Companies Law, or the Israeli Companies Law. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time to assure that we continue to comply with these requirements. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. If our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results.

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

Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damages and unexpected adverse events. We also depend on various cloud providers and co-location datacenter providers which provide us with environments, tools and applications on which we provide our products. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

The customer base for our billing and customer care products is characterized by small to medium-sized communication service providers, or CSPs. If this market segment fails to grow as we experienced during 2024 and 2025, the demand for our billing and customer care software would diminish substantially.

Our billing and customer care products target small to medium-sized carriers. Our growth in this field depends on continued growth of carriers of this size. We cannot be certain that carriers of this size will be able to successfully compete with large CSPs. This market segment has contracted in recent years.  If this market segment fails to grow, the demand for our billing and customer care software would diminish substantially and our business would suffer. In addition, there may never be significant demand for new billing and customer care software by providers of telecom services.

If we experience loss of one or more existing billing customers, we may suffer a decrease in revenues, reputation and profitability.

A significant part of our revenues is derived from our existing customer base, maintenance agreements, customizations and additional professional services. Small service providers may be acquired by larger carriers and replace our solutions with the buyer’s existing billing platform, cease operations due to lack of funding, or terminate their relationship with us due to their financial condition, loss of market share and competitive pricing, as occurred with customers of ours over the years. If one or more additional customers cease using our solutions or services due to replacements or any other reason, our business and results of operations would suffer.

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

Further, as competitors introduce new messaging products or services that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. If we enter new markets, we also must determine the appropriate price to enable us to compete effectively in those markets. Moreover, enterprises, which are a primary focus for our direct sales efforts for our messaging products, may demand substantial price concessions. In addition, if the mix of products sold changes, including for a shift to IP-based products, then we may need to, or choose to, revise our pricing. As a result, in the future we may be required or choose to reduce our prices or change our pricing model, which could adversely affect our business, results of operations and financial condition.

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

Since the establishment of the State of Israel in 1948, the region has experienced recurring armed conflicts and periods of heightened geopolitical instability. Since late 2023, these conditions have intensified, including prolonged military conflict with Hamas in the Gaza Strip, Hezbollah in Lebanon,  and occasional attacks by the Houthi movement in Yemen. In June 2025 and in February 2026, the regional situation further escalated into direct military hostilities between Israel and Iran, involving large-scale missile and drone attacks against Israel. A ceasefire brokered by the United States was reached on June 24, 2025; however, on February 28, 2026, a new war began between Iran and other countries in the Middle East including Israel and the USA, and it remains ongoing as of the date of this annual report.

Furthermore, the downfall of the Assad regime in December 2024 has resulted in a volatile transitional situation in Syria, while the November 2024 ceasefire with Lebanon remains fragile and subject to sporadic hostilities. Ongoing instability and heightened levels of violence in the West Bank could further escalate. Any continued or renewed armed conflicts, including the involvement of additional state or non-state actors, could negatively affect business conditions and harm our results of operations.

Furthermore, some of our Israeli employees are subject to military reserve duty. Frequent or prolonged mobilization of these personnel may disrupt our operations. Several countries, companies and trade groups restrict business with Israel and Israeli companies, and additional countries, companies and trade groups may restrict doing business with Israel and Israeli companies for political reasons. These restrictive laws and policies may seriously harm our operating results, financial condition, or the expansion of our business. The situation in Israel or the region could adversely affect our operations if our customers and/or strategic partners believe that instability could affect our ability to fulfill our commitments

To date, our business and operations have not been materially adversely affected by the conflicts described above. We maintain backup IT systems and remote work capabilities that we expect will enable our operations to function in the event of an emergency.

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

In particular, our articles of association provide that our board of directors will be divided into three classes that serve staggered three-year terms and authorize our board of directors to adopt protective measures to prevent or delay a coercive takeover, including without limitation the adoption of a “Shareholder Rights Plan.” In addition, Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See Item 10.B, “Memorandum and Articles of Associations - Mergers and Acquisitions under Israeli Law.” Furthermore, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

Our articles of association provide that the competent courts of Tel Aviv, Israel are the exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers, and other employees.

Our articles of association provide that the competent courts of Tel Aviv, Israel are the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to the Company or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law, 1968, or the Securities Law. This exclusive forum provision applies to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision does not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and employees.

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

Principal Capital Expenditures

During 2025, 2024 and 2023, the aggregate cash amount of our capital expenditures was $27 thousand, $10 thousand, and $64 thousand, respectively. These expenditures were principally for the purchase of equipment, mainly for the upgrade of our hosted platform that services the messaging segment, and electronic equipment for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and expand our product offerings, customer base and geographical presence.

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

In addition to our billing and customer care solutions, we offer Unified Communication (UC) analytics solutions and call accounting systems. UC analytics provides organizations with the data-driven insights necessary to optimize their communication strategies and with real-time feedback, to help identify and quickly resolve issues. UC analytics may also be used to enhance customer service interactions. By analyzing this data, companies can improve response times, identify common customer issues, and refine support processes to provide a better customer experience. In today’s competitive environment, UC analytics helps to enrich operational efficiency and to achieve superior customer satisfaction.

In addition, from 2019, following the acquisitions of Message Mobile GmbH, or Message Mobile and GTX GmbH, or GTX (which was merged into Message Mobile in 2023), we offer enterprise messaging services and wholesale messaging services.

Our enterprise mobile messaging platform enables enterprises to easily communicate with clients and partners via text message / SMS, instant messaging or voice. The platform may be integrated with the customers’ CRM or marketing automation platforms. The messaging services are used by businesses for direct communication with their customers for several reasons, such as customer care, notifications, appointments, OTPs (one-time passwords) and marketing.

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

Also, from time to time, new providers surface and introduce new offerings to the market or try to attract a specific targeted customer base. They build new infrastructure or resell traffic and initiate searches for billing solutions.

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

Our Products and Services

Billing and Customer Care Solutions

The key functionalities of our billing and customer care solutions are as follows:

•	Mediation. Providing real-time and batch event collection, interfacing with the voice, content, data, service delivery and routing network elements;

•	Provisioning. Setting up the ability of a subscriber to use services, enabling features and quantitative limits on network elements and legacy billing solutions;

•	Authentication, Authorization and Accounting. Authenticating subscribers, authorizing a particular usage and. calculating the amount to be charged to the subscriber;

•	Interconnect Billing. MINDBill generates reports that enable providers to bill for traffic and services that are being transported across their networks by other providers;

•	Roaming. MINDBill provides the ability to define and manage the required roaming contract terms and the applicable tariff plan for each roaming partner;

•	Virtual Providers. MINDBill allows carriers to have resellers of traffic under different brand names and manage them as Virtual Providers;

•	Multiple Services and Products Support. MINDBill allows CSPs to provide all types of services and bundle them into packages with special rates, discounts and promotions;

•
On-Line-Charging (OCS). Flexible real-time rating engine that facilitates a wide variety of billing plans and tariff parameters, content-based rates, rates based on the day of the week, time of the day, call origin and destination and multi-currency rates for international services;

•
Invoicing. Support for all stages of invoice generation, multiple billing cycles and invoice on demand. Invoices can be printed locally or exported to printing service bureaus, using a customizable invoice layout;

•	Account Receivables (A/R). MINDBill manages all A/R activities, supports multiple payment methods and a built-in debt collection process;

•	Collection procedures. Flexible collection solution that provides full monitoring and control of the collection treatment (dunning process);

•	Customer Support Representative Web Interface. User-friendly web interface that allows operators to perform all customer care operations from any location;

•
Self-Care Web Interface. Subscriber web interface that allows subscribers to obtain information about their account, including invoices, payments and usage details. Subscribers can also make payments and update subscription details;

•	E-commerce Web Interface. New module that supports the entire sales cycle of plans, devices and accessories;

•
Point of Sale (POS). Our POS enables operators to offer their products and services in retail stores, selling services, equipment and accessories to new and existing customers. POS integrates with external systems, such as credit card clearinghouses, external taxation engines, field service solutions and address validation systems;

•	Business Processes Workflow Environment. Creating tailored business processes such as customer onboarding, managing subscriptions, trouble tickets and debt collection; and

•	Monitoring. MINDBill includes a monitoring tool that enables 24x7 operational control, proactive monitoring and historical analysis of the platform’s behavior.

•
IoT Device Management & Provisioning. We recently launched an IoT solution that enables service providers to centrally manage, provision, and monitor IoT devices and related services at scale. This expands our offering to support growing IoT connectivity use cases for enterprise customers

•
AI Platform. We are actively developing our AI platform to enhance our current offerings. One of the first products ready for launch is a chatbot AI, which can be integrated into our billing solution or used as a standalone tool. This chatbot will respond to customer inquiries regarding account information and assist customer service representatives.

Enterprise Software

Our enterprise product, known as PhonEX ONE, is used by corporations for telecom expense management, call accounting, traffic analysis and fraud detection. It allows organizations to more effectively manage their telecommunications resources. PhonEX ONE is a call management system that collects, records and stores all call information and enables:

•	to generate near real-time reports on the enterprise’s communication use;

•	monitor quality of experience;

•	track agent’s performance in contact centers;

•	produce sophisticated reports and graphics for easy and effective analysis of call activity; and

•	allocate telephone expenses to specific departments, individual clients or projects.

PhonEX ONE can be installed on-premises or in a cloud environment.

Some of its major advantages are:

•
Quality of Service (QoS) Monitoring. PhonEX ONE enables quantification of the user’s perceived audio call quality so the organization can ensure the relevant communication quality of experience of its contact centers, calls between branches, out-going calls, etc.;

•	User centric. The PhonEX ONE user-centric architecture provides a consolidated solution for the collection, analysis, reporting, and managing of all the telecommunication and data traffic expenses;

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

We believe that our technology allows us to offer products with the following benefits:

•	fast integration and interoperability with telecommunications equipment of major manufacturers, legacy systems and external software;

•	modular architecture that allows our products to be easily scalable and enables us to customize our software relatively quickly;

•	reliable products that support high availability of the service for mission-critical applications; and

•	security at all levels of the architecture.

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

Principal Markets

The following table shows our revenues for each of the past three years classified by type of revenue and geographic region.

	Years Ended December 31,
	2025	2024	2023
	(dollars in thousands)
The Americas (total)	$6,687	$8,508	$7,897
Services	6,540	8,351	7,739
Sale of Licenses	147	157	158

Asia Pacific and Africa (total)	397	475	1,162
Services	364	439	1,129
Sale of Licenses	33	36	33

Europe (total)	11,425	11,402	11,633
Services	11,169	11,216	11,384
Sale of Licenses	256	186	249

Israel (total)	948	1,061	920
Services	651	712	802
Sale of Licenses	297	349	118

Total	19,457	21,446	21,612
Services	18,724	20,718	21,054
Sale of Licenses	733	728	558

Customers

Billing and Customer Care Solutions

Our billing and customer care solutions have been installed for a large base of customers worldwide, including:

•
Traditional telephony providers that evolved into quad-play providers, offering wireless, wireline, cable, IPTV, content and internet services, such as Moldtelecom, Belize Telemedia and Docomo Pacific;

•	Internet services providers that offer a triple play of broadband data, VoIP and video, such as Hrvatski Telekom, Vodafone Net and MSTelcom;

•	Cable providers that also offer voice services, such as EastLink; and

•	Mobile Virtual Network Enablers (MVNEs), such as Pelephone Communications Ltd.

Enterprise Software

Our enterprise software products have been installed for a large base of customers worldwide, including international banking firms, global technology leaders, government agencies and other thousands of small to very large organizations.

Messaging Services

Our messaging solutions are used by more than 100 enterprise customers, mostly in Germany.

Competition

Billing and Customer Care Solutions

Competition in the market for billing and customer care software is intense and we expect competition to continue to be strong.

We believe that our competitive advantage is based on:

•	our ability to rapidly deploy a complete turn-key product-based solution;

•	our truly convergent platform using one database and one product catalog for both prepaid and postpaid subscribers;

•	our solutions’ functionality, which includes billing, customer care, point-of-sale, mediation, provisioning, online charging for multiple services and online store (e-commerce) modules;

•	our proven platform and our many years of experience to satisfy customer requirements; and

•	our flexibility to meet customer requirements in a short time frame.

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

Messaging

Our competition in the messaging market in Germany comes from a few international companies, such as Sinch AB and CM.com, and from many small, local service providers in Germany. Our competitive advantage is based on a combination of technology and service – our ability and will to tailor our services to the needs of enterprise customers.

C.          Organizational Structure

Set forth below is a list of our significant subsidiaries:

•	MIND Software Limited, a wholly owned subsidiary, incorporated in the United Kingdom;

•	MIND Software, Inc., a wholly owned subsidiary, incorporated in the State of Delaware;

•	MIND Software SRL., a wholly owned subsidiary of MIND Software Limited, incorporated in Romania;

•	MIND CTI GmbH, a wholly owned subsidiary, incorporated in Germany;

•	Message Mobile GmbH, a wholly owned subsidiary of MIND CTI GmbH, incorporated in Germany; and

•	Aurenz GmbH, a wholly owned subsidiary of MIND CTI GmbH, incorporated in Germany.

D.          Property, Plant and Equipment

Our headquarters are located in Yoqneam, Israel, approximately 50 miles north of Tel Aviv. We lease approximately 5,800 square feet at our Yoqneam headquarters, approximately 3,000 square feet in Luneburg, Germany, approximately 1,600 square feet in Plochingen, Germany,  approximately 7,900 square feet in Iasi, Romania, and approximately 2,080 square feet in Suceava, Romania. The offices in Luneburg are used by our subsidiary Message Mobile and the offices in Plochingen are used by our subsidiary aurenz. The offices in Iasi and Suceava are used primarily for software development and for customer support.

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

On March 25, 2019, we acquired Message Mobile, a leading provider of enterprise messaging, communication and payment solutions, based in Germany, with more than 15 years’ experience in the mobile industry. Its messaging platform enables enterprises to easily communicate with clients and partners via text message / SMS, voice and instant messaging services like WhatsApp, Facebook Messenger and Telegram.

On September 25, 2019, we acquired GTX, a company based in Germany offering global SMS services for B-2-B customers, providing business partners a robust and easy-to-use system to send SMS messages to end-users at the best possible quality and attractive pricing, acting as a one-stop-platform for clients aiming to extend their messaging activities on different channels, e.g., WhatsApp, Chatbot on Messenger and Rich Communication Services (RCS). In 2023, GTX was merged with Message Mobile to form one legal entity that operates in the messaging segment.

On January 9, 2025, we acquired aurenz, a leading provider of UC analytics and call accounting solutions in Germany. Founded in 1983, aurenz maintains a leading position in the field of call accounting and, in recent years, in UC analytics. aurenz’s solutions provide essential added value for unified communication systems, easily and quickly integrating into every UC implementation. aurenz prides itself on delivering outstanding service to ensure seamless installations and integrations. During 2025, aurenz did not meet its anticipated performance objectives, largely as a result of delays in a significant government project.

In 2025, 50% of our total revenues were derived from providing our billing and customer care software, 35% of our total revenues were derived from enterprise messaging and 15% of our total revenues were derived from providing our enterprise software. In 2025, services represented 96% of our total revenues and license fees represented 4% of our total revenues.

In 2025, 2024 and 2023, one customer accounted for approximately 15%, 11% and 12% of our total revenues, respectively. We expect to derive a greater portion of our revenues from a small number of changing customers.

Consolidation in the telecom markets was not favorable to us in the last years, and we lost a few customers each year and, at the same time, closed fewer deals and at lower values than in previous years. Accordingly, we expect we will not be able to maintain our revenues and our profitability levels in the near term.

Until and including 2025, our dividend policy was to declare a dividend distribution once per year, in the approximate amount of our EBITDA for the preceding year plus net financial income minus taxes on income, subject to specific board of directors’ approval and applicable law. Since 2003, our cash dividends amount to approximately $6.0 per share. The amount per share that we distributed in 2025, 2024 and 2023 was $0.22, $0.24, and $0.24, respectively. In 2025, our board of directors decided to discontinue dividend distributions and to change the Company’s capital return policy to a share repurchase program. In 2025, we repurchased shares in the amount of $130 thousand. See Item 16E for more information about our share repurchase program.

Revenues. In the billing and related services segment, we are paid license fees by our customers for the right to use our products, based on (i) traffic volume, which is measured by factors such as number of subscribers, and (ii) the functionality of the system, based on application modules that are added to the software. In relation to our professional services, other than maintenance services and managed services, we mainly quote a fixed price based on the type of service offered, estimated direct labor costs and the expenses that we will incur to provide these services. We also provide Agile development teams that perform solution enhancements, each dedicated for a period of time to a specific customer, for a fixed cost per person per month. Fees for maintenance services are based on a percentage of the solution fee and are paid annually, quarterly or monthly. Fees for managed services are primarily based on the number of subscribers or customers’ business volume and are paid monthly.

We primarily use two business models when we sell our solutions in the billing and related services segment, the license model and the managed services model. In the license model, the customer pays a one-time implementation fee, a one-time license fee for a perpetual license limited by the traffic metrics chosen by the customer, and additional fees to expand the chosen traffic metrics limitation. In addition, we are paid maintenance fees to renew periodically the maintenance agreement at the customer’s discretion. In the managed services model, the customer pays a one-time implementation fee, a monthly fee that includes a periodic license (right to use), maintenance and services fees, calculated by the metrics chosen by the customer (mainly, number of subscribers).

In the messaging segment, revenues are derived from customers using our messaging software platform, when the messaging service has been rendered, i.e., the messages are delivered to recipients. All the revenues in the messaging segment are recognized as services revenues.

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

Research and Development Expenses. Our research and development expenses consist primarily of payroll, overhead and related costs for research and development personnel and depreciation of equipment. Research and development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between “technological feasibility” and product release, no software development costs have been capitalized. We expect to continue to make investments in research and development.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of payroll, overhead and related costs, for sales and marketing personnel, sales commissions, marketing programs, promotional materials, travel expenses and trade shows expenses.

General and Administrative Expenses. Our general and administrative expenses consist primarily of payroll, overhead and related costs for executives and administrative personnel, professional fees, directors’ fees, insurance, costs related to being a public company, allowance for credit losses and other general corporate expenses.

Financial Income, Net. Our financial income, net consists mainly of interest earned on bank deposits and marketable securities, gains and losses from the change in value and realization of marketable securities, gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies into dollars, net of bank charges.

Taxes on Income. See “Corporate Tax Rate” below.

A.          Operating Results

The following discussion of our results of operations for the years ended December 31, 2025 and 2024, including the percentage data in the following table, is based upon our statements of operations contained in our consolidated financial statements for those years, and the related notes thereto, included in Item 18:

	Years Ended December 31,
	2025	2024
	(% of revenues)
Revenues	100.0%	100.0%
Cost of revenues	49.0	49.9
Gross profit	51.0	50.1
Operating expenses:
Research and development	20.8	15.8
Selling and marketing	7.5	6.0
General and administrative	11.9	7.8
Total operating expenses	40.2	29.6
Operating income	10.8	20.5
Financial income, net	3.5	2.7
Income before taxes on income	14.3	23.2
Taxes on income	0.8	1.5
Net income	13.5%	21.7%

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

Revenues

	Years Ended December 31,		% Change
	2025	2024
	(dollars in millions)
Services	$18.7	$20.7	(9.6)%
License sales	0.7	0.7	0.6%
Total revenues	$19.4	$21.4	(9.3)%

Total revenues decreased by $2.0 million, or 9.3%, from $21.4 million in 2024 to $19.4 million in 2025, due to a decrease in revenues both in our messaging segment from $7.8 million in 2024 to $6.9 million in 2025 and in our billing and customer care segment from $13.6 million in 2024 to $12.6 million in 2025 (which include revenues of $1.5 million from our newly acquired subsidiary, aurenz, which was acquired in the first quarter of 2025).

Revenues from services decreased by $2.0 million from $20.7 million in 2024 to $18.7 in 2025, primarily due to the decrease in revenues as discussed above. Revenues from licenses were $0.7 million in each of 2024 and 2025.

Revenues from our billing and customer care solutions for service providers decreased by $2.2 million from $11.8 million in 2024 to $9.6 million in 2025. The decrease was primarily due to the shrinking relevant telecom markets and loss of a few customers. We expect a future trend of revenue decline due to shrinking relevant telecom markets and strong competition, a decrease in revenues from an existing customer, the loss of a few customers and a decrease in maintenance revenues.

Revenues from our messaging segment decreased by $0.9 million from $7.8 million in 2024 to $6.9 million in 2025 due to a decline in the volume of messages used by customers.

Revenues from our enterprise products increased by $1.1 million from $1.9 million in 2024 to $3.0 million in 2025. The increase was primarily attributed to the newly acquired subsidiary, aurenz, offset by a decrease in maintenance revenues from existing customers, including a decrease of $0.4 million due to the loss of one significant customer in 2024. We continue to expect that this market will generally decline.

The following table presents the geographic distribution of our revenues:

	Years Ended December 31,
	2025	2024
	(% of revenues)
The Americas	34.4%	39.7%
Europe	58.7	53.2
Asia Pacific and Africa	2.0	2.2
Israel	4.9	4.9
Total	100%	100%

Our revenues in the Americas decreased from $8.5 million in 2024 to $6.7 million in 2025. The decrease was primarily due to the loss of a few customers in this region during 2025. We expect this trend to continue.

Our revenues in Europe were $11.4 million in each 2024 and 2025. The inclusion of the revenues of the newly acquired subsidiary, aurenz, was offset by the decrease in our messaging segment revenues.

Our revenues in Israel decreased from $1.0 million in 2024 to $0.9 million in 2025, mainly due to the completion of follow-on orders for customizations to two of our customers in Israel in 2024.

Cost of Revenues

	Years Ended December 31,		% Change
	2025	2024
	(dollars in millions)
Cost of services	$9.4	$10.6	(11.0)%
Cost of sales of licenses	0.1	0.1	(6.8)%
Total cost of revenues	$9.5	$10.7	(10.9)%

Total cost of revenues in 2025 decreased by $1.2 million, or 10.9%, compared with 2024, primarily due to (i) the decrease in revenues in our messaging segment, which generated cost of revenues of $5.8 million in 2025 and $6.8 million in 2024 and a (ii) the decrease in cost of revenues in the billing and related services segment, which is attributed to an infrequent high cost of third-party hardware and licenses supplied as part of our solutions to a customer in 2024, offset by the inclusion of the results of the newly acquired subsidiary, aurenz.

Gross profit as a percentage of total revenues increased from 49.9% in 2024 to 51.0% in 2025, primarily attributed to the above-mentioned supplied third-party hardware and licenses.

Operating Expenses

	Years Ended December 31,		% Change
	2025	2024
	(dollars in millions)
Research and development	$4.1	$3.4	19.4%
Selling and marketing	1.5	1.3	13.9%
General and administrative	2.3	1.7	37.7%
Total operating expenses	$7.8	$6.4	23.2%

Research and Development. The increase in our research and development expenses by 19.4% in 2025 compared to 2024 was primarily due to the inclusion of the personnel expenses of the newly acquired subsidiary, aurenz. Research and development expenses as a percentage of total revenues increased from 15.8% in 2024 to 20.8% in 2025, due to the abovementioned decrease in revenues.

Selling and Marketing Expenses. Selling and marketing expenses increased from $1.3 million in 2024 to $1.5 million in 2025, mainly due to an increase in personnel costs and the inclusion of the results of the newly acquired subsidiary, aurenz. Selling and marketing expenses as a percentage of total revenues increased from 6.0% in 2024 to 7.5% in 2025, mainly due to the abovementioned decrease in revenues.

General and Administrative Expenses. General and administrative expenses increased from $1.7 million in 2024 to $2.3 million in 2025, mainly due to the change in the provision for credit losses and a one-time cost related to the acquisition of aurenz and the inclusion of its results. General and administrative expenses as a percentage of total revenues increased from 7.8% in 2024 to 11.9% in 2025, mainly due to the abovementioned increase in expenses and decrease in revenues.

Impairment of Goodwill. No impairment of goodwill was required following the annual assessment performed during each of 2024 and 2025.

Financial Income, net. In 2025, financial income mainly consisted of interest income on short-term bank deposits (including cash equivalents) and on marketable securities in the amount of $475 thousand and gains from currency exchange rate fluctuations in the amount of $255 thousand, offset by bank charges in the amount of $33 thousand. In 2024, financial income mainly consisted of interest income on short-term bank deposits (including cash equivalents) and on marketable securities in the amount of $750 thousand, offset by losses from currency exchange rate fluctuations in the amount of $159 thousand and by bank charges in the amount of $24 thousand.

 Taxes on Income. Taxes on income are comprised of current and deferred taxes. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred taxes, which are included in our consolidated balance sheet. In 2025, our taxes on income in the amount of $163 thousand included current taxes on income, mainly in Israel, in the amount of $202 thousand, offset by deferred taxes income in the amount of $99 thousand. In 2024, our taxes on income in the amount of $334 thousand included current taxes on income, mainly in Israel, in the amount of $252 thousand, offset by deferred taxes in the amount of $43 thousand.

For a comparison of the year ended December 31, 2024 to the year ended December 31, 2023, please refer to Item 5 in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 18, 2025.

Our Functional Currency

The currency of the primary economic environment in which we operate is the dollar. Although 58% of our revenues are denominated in Euro, approximately 37% of our revenues are denominated in dollars and the vast majority of our cash reserves and investments are denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

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

As of December 31, 2025, we had $8.1 million in cash and cash equivalents and $5.4 million in short-term bank deposits and marketable securities, and our working capital was $11.9 million. In our opinion, our working capital is sufficient for our requirements for the foreseeable future.

The majority of our cash and cash equivalents, our short-term bank deposits and marketable securities are denominated in dollars.

Net Cash Provided by Operating Activities. Net cash provided by operating activities in 2025 was $4.0 million, attributable to our net income of $2.6 million, non-cash related items, net, in the amount of $0.4 million and an increase in operating assets and liabilities items in the amount of $1.0 million. Net cash provided by operating activities in 2024 was $4.1 million, attributable to our net income of $4.6 million, non-cash related items, net, in the amount of $0.4 million, offset by a net decrease in operating assets and liabilities items in the amount of $1.0 million.

Net Operating Working Capital

As of December 31, 2025, net operating working capital was $11.9 million, compared to $15.6 million as of December 31, 2024. The decrease of $3.7 million is mainly due to a decrease of $2.2 million in our cash position and $0.8 million in accounts receivable and an increase of $1.1 million in deferred revenues, offset by a decrease of $0.2 million in accounts payable and an increase of $0.2 million in prepaid expenses.

Cash Deposits

As of December 31, 2025, we had approximately $5.2 million in bank deposits with maturities of between three and twelve months.

Marketable Securities

As of December 31, 2025, we held marketable securities of approximately $200 thousand.

Net Cash Provided by Investing Activities. In 2025, we provided cash of $5.9 million from the redemption of short-term bank deposits, offset by $1.5 million which was used for the acquisition of a subsidiary (net of existing cash in the acquired subsidiary pre-acquisition). In 2024, we provided cash of 2.4 million from the redemption of short-term bank deposits.

Net Cash Used in Financing Activities. In 2025, our financing activities included a cash dividend of $4.5 million and repurchase of shares in the amount of $130 thousand. In 2024, our financing activities included a cash dividend of $4.9 million.

Capital Expenditures. The aggregate cash amount of our capital expenditures was $27 thousand and $10 thousand in 2025 and 2024, respectively. These expenditures were principally for the purchase of equipment, mainly for the upgrade of our hosted platform that services the messaging segment, and electronic equipment for our engineering teams. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures if we purchase or merge with companies or purchase assets in order to obtain complementary technology and to expand our product offerings, customer base and geographical presence.

Share Repurchase Program and Cash Dividends. Since 2003, we have distributed aggregate cash dividends of $6.0 per share to our shareholders. During 2025, we acquired an aggregate of 117,998 of our ordinary shares for approximately $130 thousand. For information about our dividend policy, please see Item 8, “Financial Information - Dividend Policy.”

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

We invested in research and development $4.1 million (or 20.8% of our total revenues) in 2025 and $3.4 million (or 15.8% of our total revenues) in 2024. The increase in 2025 was mainly due to an increase in personnel expenses due to the inclusion of the personnel expenses of the newly acquired subsidiary, aurenz. Our engineering department comprised approximately 85 employees as of December 31, 2025.

D.          Trend Information

Communication network service providers are facing many challenges, including the need to reduce costs and offer new services. In addition, rapid advances in artificial intelligence are increasing competitive and financial pressure on service providers to improve operational efficiency and leverage AI capabilities across their organizations. At the same time, the use of wireline telephony is diminishing. Mobile operators, after incurring high investment expenses in deploying 5G networks, need to monetize high-speed connectivity and rich content offerings. Subscribers expect customer support, uninterrupted service and full digitalization, while telcos seek ways to reduce workforce and increase profitability. Our solutions address these challenges by enabling service providers to rapidly deploy all types of services for prepaid and postpaid, residential and business customers. Separately, we are developing new AI-enabled tools and capabilities intended to help service providers further improve efficiency and operations; however, these AI-enabled tools and capabilities are still under development.

There is a need to replace outdated billing systems that are not secure due to old technologies and that require high costs to operate. Most telcos in our relevant segment are reluctant to heavily invest in transformation projects and are turning to low-cost solutions. This buying behavior results in lower demand for our comprehensive and sophisticated end-to-end solutions, and we had no new customers in 2024 or 2025.

Our billing and customer care solutions target tier 2 and tier 3 service providers. Some service providers seek solutions implemented on a native cloud architecture. Although we made major progress this year in the development and transition of our solutions towards a native cloud architecture, we have not yet completed our native cloud readiness, which we expect to complete in 2026. This has harmed our competitive position.

The telecommunication market is undergoing consolidation and intensifying competition, and we have lost a few customers during each of the last few years. We expect that these trends will continue to negatively impact our revenues and profitability in 2026.

The current trend in messaging goes beyond traditional A2P SMS to conversational and omnichannel messaging, where companies reach their target groups via SMS, RCS/RBM, and messaging apps such as WhatsApp. While A2P SMS continues to form the basis for reliable, fast, and secure delivery - for example, for OTPs, banking, and shipping notifications - customers today increasingly expect interactive and dialogue-oriented communication. Companies are therefore increasingly relying on rich messaging and WhatsApp Business to not only provide information, but also enable direct conversation, service processes, and commerce. At the same time, automation and high security standards are becoming increasingly important. Messaging is thus evolving from a pure notification channel to a central platform for digital customer interaction. Therefore, we continue to enhance our platform to support the latest channels and features.

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

F.          [Reserved]

Item 6.          Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of filing of this annual report:

Name	Age	Position
Ariel Glassner	52	Chief Executive Officer
Arie Abramovich	39	Chief Financial Officer
Nimrod Mano	55	Vice President Sales
Shoval Cohen Nissan	51	Vice President, Information Technology
Monica Iancu	68	Chairperson of the Board
Joseph Tenne	70	Director and Chairman of the Audit Committee
Itay Barzilay	51	Director
Orly Sorokin	47	Director

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

Nimrod Mano. Mr. Mano joined MIND in November 2025 as Vice President of Sales. A veteran of the telecommunications and technology industries, Nimrod brings over 20 years of experience in driving international business development and scaling global accounts. Just before joining MIND, Nimrod spent seven years at Amdocs as a Customers Business Executive. Nimrod also held senior leadership roles at Comverse Technology, where he served as Area VP for his last three years at the company. Additionally, he co-founded and managed Comarcom and Infopulse Israel. Nimrod holds a B.S. in Economics and Business Administration from the University of Maryland.

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

Joseph Tenne. Mr. Tenne has served as an independent director of our company since August 2014. Mr. Tenne serves as a director at AudioCodes Ltd. (Nasdaq and TASE: AUDC), at OPC Energy Ltd. (TASE: OPCE), at ElectReon Wireless Ltd. (TASE: ELWS), and at Luzon Credit and Finance Ltd. (TASE: LUZC). From 2017 to 2023, Mr. Tenne served as a financial executive at Itamar Medical Ltd., a Nasdaq-listed company that was acquired by ZOLL Medical Corporation in December 2021. From 2014 to 2017, Mr. Tenne served as the CFO and VP Finance of Itamar Medical Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the CFO of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in PwC Israel. Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Orly Sorokin. Ms. Sorokin has served as a director of our company since May 2024. Since 2025, Ms. Sorokin has served as AI Technology Advocate for IBM. From 2023 to 2025, Ms. Sorokin held a number of positions at IBM, among them managing the IBM Alpha Zone acceleration program and country sales leader for the Internet of Things unit. In parallel, Ms. Sorokin served as a mentor to several innovation programs, such as the Hadassah Hospital accelerator, Oazis at Ben Gurion University and others. From 2011 to 2013, Ms. Sorokin served in a few sales positions in Radware and Communitake. From 2000 to 2011, she held sales and business development positions at MIND CTI. Ms. Sorokin holds a B.A. in Economics and an M.B.A. from Haifa University.

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

B.          Compensation of Directors and Executive Officers

The aggregate direct remuneration paid to all persons who served in the capacity of director or executive officer during 2025 was $1.4 million, including $0.09 million that was set aside for pension and retirement benefits. This does not include amounts expensed by us for automobiles made available to our officers or expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers, and do not include equity-based compensation expenses.

During 2025, we did not grant any options to our executive officers under our option plans options to purchase  ordinary shares.

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Summary Compensation Table (in dollars)

Name of Officer	Position of Officer	Salary	Cash Bonus(1)	Equity-Based Compensation(2)	All Other Compensation(3)	Total
Monica Iancu	Chairperson of the Board and former Chief Executive Officer(4)	120,000	231,500	-	56,262	407,762
Ariel Glassner	Chief Executive Officer	240,000	-	-	69,321	309,321
Arie Abramovich	Chief Financial Officer	90,942	15,056	-	44,838	150,836
Gilad Parness	Vice President Sales(5)	121,086	-	-	47,753	168,659
Shoval Cohen Nissan	Vice President, Information Technology	111,440	61,453	-	54,540	227,433

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

(4)
Ms. Iancu received salary during her severance period as our Chief Executive Officer until June 30, 2025. In addition, she received director remuneration from January 1, 2025, which is included in the table above under “All Other Compensation”.

(5)	Mr. Parness served as VP Sales till December 31, 2025.

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

C.          Board Practices

Board of Directors

Our board is divided into three classes of directors, denominated Class I, Class II and Class III. The term of Class I will expire in 2028, Class II in 2026 and Class III in 2027. Monica Iancu is a member of Class I, Itay Barzilay and Joseph Tenne are members of Class II and Orly Sorokin is a member of Class III. At each annual general meeting of shareholders, directors will be elected by a simple majority of the votes cast for a three-year term to succeed the directors whose terms then expire. There is no legal limit on the number of terms that may be served by directors.

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

Under the Companies Law, at least once every three years our compensation committee is required to propose for shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review, from time to time, modifications to the compensation policy and examine its implementation and to approve the actual compensation terms of office holders prior to approval thereof by the board of directors. If the shareholders do not approve a proposed compensation policy, the board of directors is entitled to approve it if the compensation committee and the board of directors, after re-evaluating the proposed policy, conclude that approving the policy is in the company’s best interests. A compensation policy was most recently approved at our 2025 annual general meeting.

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

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and, in any event, no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	other than on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

For information concerning the direct and indirect personal interests of an office holder and principal shareholders in specified transactions with us, see Item 7.B, “Related Party Transactions.”

Executive Officers

Our executive officers are appointed by our board of directors and serve at the discretion of our board of directors. We maintain written employment agreements with our executive officers. Each agreement terminates upon 30 or 60 days’ written notice and provides for standard terms and conditions of employment.

D.          Employees

As of December 31, 2025, 2024, and 2023 our total number of employees was 139, 136 and 144, respectively. The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2025	2024	2023
Approximate numbers of employees by geographic location
Israel	22	24	23
Romania	97	104	110
Germany	20	8	11
Total workforce	139	136	144
Approximate numbers of employees by category of activity
General and administration	16	15	15
Research and development	85	84	90
Professional services and customer support	30	29	31
Sales and marketing	8	8	8
Total workforce	139	136	144

E.          Share Ownership

As of March 1, 2026, Monica Iancu beneficially owned 3,121,527, or 15.3% of our ordinary shares. None of our other directors or members of senior management beneficially owns 1% or more of our ordinary shares.

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

As of March 1, 2026, options to purchase 453,000 ordinary shares were outstanding and options for 2,701,790 ordinary shares had been exercised. The options vest over four years, primarily commencing on the date of grant. Generally, options not previously exercised will expire five years after they are granted. Our board of directors elected the capital gains treatment afforded under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, in respect of options and ordinary shares awarded to our Israeli employees under our option or share incentive plans after January 1, 2003. Accordingly, gains derived from options awarded to our Israeli employees and held by a trustee for two years from the date of grant, will generally be taxed as capital gains at a rate of 25%, and we will generally not be entitled to recognize an expense for the award of such options.

Item 7.          Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2026, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares(1)
Monica Iancu	3,121,527	(2)	15.5%
Mordechai Rapaport	1,325,000	(3)	6.6%
Morgan Stanley and affiliates	1,091,018	(4)	5.4%
 _________________________

(1)	Based on 20,185,166 ordinary shares outstanding as of March 1, 2026.
(2)	Based on a Schedule 13G/A filed with the SEC on January 29, 2024.
(3)	Based on a Schedule 13G filed with the SEC on February 3, 2025. Substantially all of these shares are held by A-6684 Ltd. and other entities under the control of Mr. Rapaport.
(4)	Based on a Schedule 13G/A filed with the SEC on February 8, 2024.

As of March 1, 2026, there were six holders of record of our ordinary shares in the United States who collectively held less than 1% of our outstanding ordinary shares. In addition to this amount, there were also 17,747,968 shares held by the Depositary Trust Company in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

As of March 1, 2026, Ms. Iancu had beneficial ownership of 3,121,527 ordinary shares, constituting 15.5% of our outstanding shares.

B.          Related Party Transactions

None.

C.          Interests of Experts and Counsel

Not applicable.

Item 8.          Financial Information

A.          Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Export Sales

We conduct our sales activities primarily directly, by our sales force located in the MIND offices in Israel and in the German subsidiaries. For information regarding our revenues by geographic market, see Item 5, “Operating and Financial Review and Prospects.”

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Policy

Until and including 2025, our dividend policy was to distribute a cash dividend once in each calendar year, in the amount approximately equal to our EBITDA plus financial income (expenses), minus taxes on income. Each dividend under the policy was subject to board approval and the requirements of applicable law. In 2025, our board of directors decided to discontinue dividend distributions.

B.          Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2025.

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

B.          Memorandum and Articles of Associations

Objects and Purposes

We were first registered under Israeli law on April 6, 1995 as a private company, and on August 8, 2000, became a public company. Our registration number with the Israeli registrar of companies is 51-213448-7. The full details of our objects and purposes can be found in Section 2 of our Memorandum of Association filed with the Israeli registrar of companies. Among the objects and purposes stipulated are the following: “to engage in any kind of commercial and/or productive business and to engage in any action or endeavor which the company’s managers consider to be beneficial to the company.”

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

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and to refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of certain actions and transactions which require shareholder approval.

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

A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter. For additional information, please see Item 6.C, “Board Practices.”

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

General Corporate Tax Structure

The general rate of corporate tax in Israel to which Israeli companies were subject is 23% for the 2024 and 2025 tax years. The general rate of capital gains tax in Israel to which Israeli companies are subject is the corporate tax rate. However, the effective tax rate payable by a company which derives income from a “Preferred Technological Enterprise” (all as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

General

Please see discussion below regarding reforms of the Investments Law that came into effect in 2017.

The 2017 amendment ("Preferred Technological Enterprises")

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

The new incentive regime applies to “Preferred Technological Enterprises” that meet certain conditions, including all of the following:

•
The company’s average research and development expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $20 million) per year; and

•	The company must satisfy one of the following conditions:

•	at least 20% of the workforce (or at least 200 employees) are employed in research and development;

•
a venture capital investment in an amount approximately equivalent to at least NIS 8 million was previously made in the company, and the company has not changed its business following such investment; or

•
growth in sales or workforce by an average of 25% over the three years preceding the applicable tax year, and the company's total revenue was at least NIS 10 million in those three tax years or at least 50 employees are employed by the company over the three years preceding the applicate tax year.

•	The total revenue in the tax year of the group that the company is part of does not exceed NIS 10 billion.

•
The company is a “competitive enterprise”, i.e. at least 25% of its turnover is exported to a market with at least 14 million residents (with such threshold being updated annually) or the company income from a certain marked does not exceed 75% of its turnover in the tax year.

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

Dividends Taxation

When dividends are distributed from the Preferred Technological Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. Further information with regard to taxation of dividends can be found in Note 7 of our Consolidated Financial Statements included elsewhere in this annual report.

We paid dividends to our shareholders in the amount of $4.8 million in 2023, $4.9 million in 2024 and $4.5 million in 2025.

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

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, in the year in which they are incurred. Expenditures are deemed related to scientific research and development projects if:

•	the expenditures are approved by the relevant Israeli government ministry, which depends on the field of research;

•	the research and development must be for the promotion of the company; and

•	the research and development is carried out by or on behalf of the company seeking such tax deduction.

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

Non-Residents of Israel

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli entities will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli entity, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli entity, whether directly or indirectly.

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

A non-resident of Israel who realizes capital gains derived from the sale of our ordinary shares or that or receives dividend income, from which all required tax was withheld at the source, in practice, is exempt from the duty to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel; and (iii) the taxpayer is not liable to surtax (as described below under “Surtax”).

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

Surtax

Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2026, which amount is linked to the annual change in the Israeli consumer price index. In addition, effective January 1, 2025, an additional 2% surtax will be imposed on capital-sourced income (defined as income from any source other than employment income, business income or income from “personal effort”) to the extent that the individual’s capital sourced income exceeds NIS 721,560. This additional surtax applies, among other things, to income from capital gains, dividends, interest, rental income and the sale of real property.

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

The following table sets forth our consolidated balance sheet exposure with respect to change in foreign currency exchange rates as of December 31, 2025.

Currency	Current Monetary Assets (Liabilities)-Net
(dollars in thousands)
NIS	310
EURO	1,815
Romanian RON	110
Other non-dollar currencies	13
2,248

Our annual expenses paid in NIS are approximately $2.0 million. Accordingly, we estimate that a hypothetical increase of the value of the NIS against the dollar by 1% would result in an increase in our operating expenses by approximately $20 thousand for the year ended December 31, 2025.

We are exposed to changes in prices of various securities in which we invest. As of December 31, 2025, we held short term investment of $0.2 million, which are held for trading and presented in the balance sheet as marketable securities. These debt securities are exposed to potential loss in market value due to a decline in debt securities prices. The potential loss in fair value resulting from a 10% adverse change in debt securities prices would be approximately $0.02 million.

As of December 31, 2025, we did not hold any derivative financial instruments for either trading or non-trading purposes.

Item 12.         Description of Securities Other Than Equity Securities

None.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.         Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this annual report, of our internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2103 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2025 and concluded that our internal control over financial reporting was effective as of December 31, 2025.

           Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2025 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.        [Reserved]

Item 16A.      Audit Committee Financial Expert

Our board of directors has designated Mr. Joseph Tenne as our “audit committee financial expert”, as defined by the SEC rules. Mr. Tenne is an “independent director”, as defined by the Nasdaq listing rules.

Item 16B.      Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive and financial officers. The Code of Ethics is publicly available on our website at www.mindcti.com. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of this code to our chief executive officer, principal financial officer, principal accounting officer or controller, we will either disclose the nature of such amendment or waiver on our website or in our annual report.

Item 16C.      Principal Accountant Fees and Services

At the annual meeting held on May 6, 2025, our shareholders re-appointed Fahn Kanne & Co. Grant Thornton Israel, certified public accountants in Israel, as our independent auditor until the close of the following year’s annual general meeting.

Fahn Kanne & Co. Grant Thornton Israel earned fees from us for professional services in fiscal years 2025 and 2024, respectively:

	Years Ended December 31,
	2025	2024

Audit Fees	$120,829	$99,590
Total	$120,829	$99,590

Our audit committee’s policy is to approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2025, we announced a $2.4 million repurchase program of our ordinary shares. Through December 31, 2025, we spent an aggregate of $130 thousand to repurchase 117,998 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
November 17 - 30, 2025	51,339	$1.19	51,339	$2,339
December 2025	66,659	$1.18	66,659	$2,260

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.      Corporate Governance

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirement relating to the quorum for shareholder meetings, as described in Item 10.B, “Additional Information – Memorandum and Articles of Association – Voting, Shareholders’ Meetings and Resolutions”, rather than comply with Nasdaq’s shareholder approval requirements with respect to equity compensation plans, as described in Item 6.C, “Directors, Senior Management and Employees – Board Practices–Office Holder Compensation”, and rather than comply with the Nasdaq requirements relating to compensation committees (other than the due composition thereof), our audit committee (in its capacity as our compensation committee) fulfills the duties of a compensation committee in accordance with the Companies Law, as described in Item 6.A, “Directors, Senior Management and Employees - Board Practices.” In addition, we are exempt from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. Instead, we file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

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

As described in Item 3.D, “Risk Factors,” our products and services, including our cloud offerings, rely on the secure processing, storage and transmission of confidential and other information of our customers, as well as our own data. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business in the form of system disruptions and shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers. We have not experienced cybersecurity incidents to date.

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

Our VP of IT, who has over 27 years of experience in information technology in our company and is supported by management, oversees the implementation and compliance of our information security standards and mitigation of information security related risks.

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

PART III

Item 17.          Financial Statements

Not applicable.

Item 18.          Financial Statements

See pages F-1 through F-32 of this annual report attached hereto.

Item 19.          Exhibits

The following exhibits are filed as part of this annual report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association, as amended
1.2*****	Articles of Association, as amended
2(d)****	Description of Ordinary Shares
4.1**	MIND 1998 Share Option Plan
4.2**	MIND 2000 Share Option Plan
4.3***	MIND 2011 Share Incentive Plan
4.4	Compensation Policy of Directors and Officers
8	List of Subsidiaries
11.1***	Code of Ethics and Business Conduct
11.2*******	Insider Trading Policy
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1	Consent of Fahn Kanne & Co. Grant Thornton Israel
97******	Policy for Recovery of Erroneously Awarded Compensation
101
The following financial information from MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language):

(i)     Consolidated Balance Sheets at December 31, 2025 and 2024;
(ii)    Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023;
(iii)   Consolidated Comprehensive Income for the years ended December 31, 2025, 2024 and 2023;
(iv)   Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023;
(v)    Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and
(vi)   Notes to Consolidated Financial Statements, tagged as blocks of text

*	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

**	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

***	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

*****	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

******	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

*******	Incorporated by reference to MIND C.T.I. Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIND CTI LTD. /s/ Ariel Glassner By: Ariel Glassner Title: Chief Executive Officer Date: March 18, 2026

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

MIND C.T.I. LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

TABLE OF CONTENTS

           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID No. 1375)	F-2

CONSOLIDATED FINANCIAL STATEMENTS:

Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.grantthornton.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MIND C.T.I Ltd.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of MIND C.T.I Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

Goodwill impairment analysis

As described further in Note 1n and Note 5b to the consolidated financial statements, as of September 30, 2025, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of $10 million that was allocated to two reporting units. As disclosed in Note 1n, goodwill is not amortized but rather tested for impairment at least annually or more often if indicators of impairment are present. Management either assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill (qualitative assessment) or elects to proceed directly to the impairment test and bypass the qualitative assessment. As part of the qualitative assessment, if, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, additional impairment testing is not required. Goodwill impairment is measured by comparing the fair value of a reporting unit with its carrying value. The impairment test was based on a valuation performed by management. Judgments and assumptions used in the discounted cash flow model which included projected net cash flows from operations, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

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

Our audit procedures related to the annual goodwill impairment analysis included the following, among others:

●
We evaluated the appropriateness of the discounted cash flow model; tested the completeness, accuracy and relevance of underlying data used in the model; and evaluated the reasonableness of significant assumptions used by management, including projected net cash flows from operations, estimated weighted average cost of capital and short-term and long-term growth rates for the reporting units. Our evaluation involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external market and industry data, and (iii) the consistency of the assumptions used with evidence obtained in other areas of the audit.

●
We utilized a valuation specialist to assess the appropriateness of the impairment methodology used and to assist us with testing the appropriateness of the discount rate used (the estimated weighted average cost of capital) in the discounted cash flow model.

We have served as the Company’s auditor since 2022.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)
Tel-Aviv, March 18, 2026

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

MIND C.T.I. LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,
		2 0 2 5	2 0 2 4
	Note	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9a	$8,116	$4,452
Short-term bank deposits	9a	5,237	11,108
Marketable securities		200	193
Accounts receivable (net of allowance for credit losses of $8 and $208 as of December 31, 2025 and 2024, respectively)		1,713	2,498
Other current assets	9b	486	493
Prepaid expenses		330	175
Total current assets		16,082	18,919

NON-CURRENT ASSETS:
Accounts receivable (net of allowance for credit losses of $200 as of December 31, 2024)		-	448
Severance pay fund	6	1,596	2,346
Deferred income taxes	8c	147	108
Property and equipment, net	3	126	156
Right-of-use assets, net	4	876	861
Intangible assets, net	5a	1,376	135
Goodwill	5b	9,963	7,729
Total assets		$30,166	$30,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$546	$769
Other current liabilities and accruals	9c	1,434	1,469
Current maturities of lease liabilities	4	255	188
Deferred revenues		1,960	849
Total current liabilities		4,195	3,275

LONG-TERM LIABILITIES:
Deferred revenues		239	108
Lease liabilities, net of current maturities	4	674	637
Accrued severance pay	6	1,596	2,346
Deferred income taxes	8c	413	40
Total liabilities		7,117	6,406

SHAREHOLDERS’ EQUITY:	7
Share capital - ordinary shares of NIS 0.01 par value – Authorized: 88,000,000 shares as of December 31, 2025 and 2024; Issued: 21,660,010 shares as of December 31, 2025 and 2024; Outstanding: 20,372,828 and 20,366,326 shares as of December 31, 2025 and 2024, respectively		54	54
Additional paid-in capital		28,020	27,904
Accumulated other comprehensive loss		(625)	(1,207)
Accumulated deficit		(3,470)	(1,572)
Treasury shares - 1,287,182 and 1,293,684 shares as of December 31, 2025 and 2024, respectively		(930)	(883)
Total shareholders’ equity		23,049	24,296
Total liabilities and shareholders’ equity		$30,166	$30,702

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,
		2 0 2 5	2 0 2 4	2 0 2 3
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses Services		$18,724	$20,718	$21,054
Sales of licenses		733	728	558
Total revenues		19,457	21,446	21,612
COST OF REVENUES
Cost of services		9,427	10,592	10,631
Cost of sales of licenses		109	117	115
Total cost of revenues		9,536	10,709	10,746
GROSS PROFIT		9,921	10,737	10,866

OPERATING EXPENSES:
Research and development		4,051	3,391	3,538
Selling and marketing		1,465	1,286	1,162
General and administrative		2,319	1,683	1,417
Total operating expenses		7,835	6,360	6,117
OPERATING INCOME		2,086	4,377	4,749
FINANCIAL INCOME, net	10b	681	587	777
INCOME BEFORE TAXES ON INCOME		2,767	4,964	5,526
TAXES ON INCOME	8	163	334	359
NET INCOME		$2,604	$4,630	$5,167

EARNINGS PER SHARE - in U.S. dollars:	10c
Basic		$0.13	$0.23	$0.26
Diluted		$0.13	$0.22	$0.25

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTATION OF EARNINGS
PER SHARE – in thousands:	10c
Basic		20,466	20,297	20,163
Diluted		20,628	20,581	20,471

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

NET INCOME	$2,604	$4,630	$5,167

OTHER COMPREHENSIVE INCOME (LOSS):
Translation adjustments	582	(206)	72
TOTAL COMPREHENSIVE INCOME	$3,186	$4,424	$5,239

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital			Accumulated
	Number		Additional	other
	of shares		paid-in	comprehensive	Accumulated	Treasury
	outstanding	Amount	capital	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2023	20,124	54	27,546	(1,073)	(1,662)	(1,058)	23,807

CHANGES DURING 2023:
Comprehensive income	-	-	-	72	5,167	-	5,239
Dividend paid ($0.24 per share) (Note 7c)	-	-	-	-	(4,839)	-	(4,839)
Employees share-based compensation expenses	-	-	281	-	-	-	281
Exercise of options issued to employees from treasury shares	61	-	(51)	-	-	51	-
BALANCE AS OF DECEMBER 31, 2023	20,185	54	27,776	(1,001)	(1,334)	(1,007)	24,488

CHANGES DURING 2024:
Comprehensive income (loss)	-	-	-	(206)	4,630	-	4,424
Dividend paid ($0.24 per share) (Note 7c)	-	-	-	-	(4,868)	-	(4,868)
Employees share-based compensation expenses	-	-	252	-	-	-	252
Exercise of options issued to employees from treasury shares	181	-	(124)	-	-	124	-
BALANCE AS OF DECEMBER 31, 2024	20,366	54	27,904	(1,207)	(1,572)	(883)	24,296

CHANGES DURING 2025:
Comprehensive income	-	-	-	582	2,604	-	3,186
Dividend paid ($0.22 per share) (Note 7c)	-	-	-	-	(4,502)	-	(4,502)
Employees share-based compensation expenses	-	-	199	-	-	-	199
Purchase of treasury shares	(118)	-	-	-	-	(130)	(130)
Exercise of options issued to employees from treasury shares	125	-	(83)	-	-	83	-
BALANCE AS OF DECEMBER 31, 2025	20,373	54	28,020	(625)	(3,470)	(930)	23,049

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,604	$4,630	$5,167
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	270	186	196
Deferred income taxes, net	(99)	(43)	6
Accrued severance pay	48	46	46
Unrealized gain from marketable securities	(7)	(11)	(8)
Realized loss on sale of property and equipment	11	-	-
Employees share-based compensation	199	252	281
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	1,496	(4)	(549)
Decrease (increase) in other current assets	52	42	(244)
Decrease (increase) in prepaid expenses	(138)	101	(108)
Increase (decrease) in accounts payable	(325)	(173)	20
Decrease in other current liabilities and accruals	(802)	(264)	(243)
Change in operation lease liability	89	12	12
Increase (decrease) in deferred revenues	588	(660)	(476)
Net cash provided by operating activities	3,986	4,114	4,100

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(27)	(10)	(64)
Acquisition of a subsidiary, net of cash acquired	(1,533)	-	-
Severance pay funds	(48)	(55)	(53)
Proceeds from redemption of (investment in) short-term bank deposits	5,882	2,356	(1,424)
Net cash provided by (used in) investing activities	4,274	2,291	(1,541)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(4,502)	(4,868)	(4,839)
Purchase of treasury shares	(130)	-	-
Net cash used in financing activities	(4,632)	(4,868)	(4,839)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVILENTS	36	(43)	(27)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,664	1,494	(2,307)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,452	2,958	5,265

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$8,116	$4,452	$2,958

SUPPLEMENTAL DISCLOSURE OF CASH AND NON-CASH ACTIVITIES:
Taxes paid	$382	$393	$419
Interest received	$638	$820	$579
Right-of-use assets recognized with corresponding lease liability	$213	$411	-

The accompanying notes are an integral part of the consolidated financial statements.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.      Nature of operations:

MIND C.T.I. Ltd. is an Israeli company which, together with its subsidiaries (the “Company”), provides integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, and next-generation service providers throughout the world. The Company also provides a unified communication system used by enterprises for call accounting, traffic analysis, and fraud detection. The Company, through its subsidiaries, also provides enterprise and wholesale messaging.

The Company has wholly owned subsidiaries in the United States (MIND Software Inc.), Romania (MIND Software Srl), United Kingdom (MIND Software Limited) and Germany (MIND CTI GmbH, Message Mobile GmbH (“Message Mobile”) and aurenz GmbH (“aurenz”), see b. below)).

b.      Acquisition of aurenz:

On January 9, 2025, the Company acquired 100% of the outstanding shares of a German-based company, aurenz, for a total consideration of Euro 1.823 million (approximately $1.9 million) in cash. aurenz is a provider of unified communications (UC) analytics and call accounting solutions.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired, and liabilities assumed in a business combination will be recognized at their fair values as of the acquisition date. The following table presents details of the identified intangible assets acquired as of the date of the acquisition:

Fair value
Net liabilities and tangible assets assumed	$(715)
Customer relationships	1,271
Goodwill	1,720
Deferred income taxes	(381)
Total	$1,896

The estimated useful life of the customer relationships is eight years.

As part of the purchase price allocation for the acquisition, the Company recorded goodwill in an amount of $1,720 thousand. The goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to the identified assets acquired. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets (see also Note 5b). Due to the characteristics of the acquired business, such amount was allocated to the Billing and related services segment.

The results of aurenz’s operations have been included in the consolidated financial statements commencing the first quarter of 2025.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

c.      The impact of the war in Israel:

In October 2023, Israel was attacked by Hamas in Gaza, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. As of the date of these consolidated financial statements and, the ceasefire between Israel and Hamas formally remains in place, but the broader regional situation continues to be unstable and subject to sudden escalation, and the ultimate political and security outcomes of these arrangements remain uncertain. To date, the Company’s business and operations have not been adversely affected by the war. The Company has back-up IT systems and remote work ability and the Company expects that they will enable its operations to function well in the event of an emergency.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.      Accounting principles:

The consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”).

b.      Use of estimates in preparation of financial statements:

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

c.      Business combination:

The Company applies the provisions of ASC 805, “Business Combination”, and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships and acquired technology from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

d.      Functional currency:

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

The currency of the primary economic environment in which the operations of the Company’s German subsidiaries, Message Mobile, aurenz and MIND CTI GmbH, are conducted is the Euro. Most of the revenues of the German subsidiaries, are denominated primarily in Euros. Thus, the functional currency of such subsidiaries is the Euro. For the purpose of consolidation of those subsidiaries, assets and liabilities are translated at year-end exchange rates and statement of operations’ items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

e.      Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

f.      Segment reporting:

The chief operating decision maker (the “CODM”) of the Company is the Chief Executive Officer. The CODM reviews financial information about revenues and operating income for the purpose of allocating resources and evaluating financial performance. The Company has two reporting segments, see Note 11.

g.      Cash and cash equivalents:

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from the original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.      Fair value of financial instruments:

The Company records part of its financial assets and liabilities at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

i.       Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. These deposits are presented at cost and earn interest at market rates which present their fair value.

j.      Marketable securities:

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

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.      Leases:

The Company applies ASC 842, “Leases”. According to which, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if certain criteria are met. Otherwise, a lease is classified as an operating lease. The Company concluded that all its lease contracts should be classified as operating leases.

Right of Use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of the remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available on the commencement of the lease.

l.       Property and equipment:

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

m.    Intangible assets:

Intangible assets with definite lives are amortized over their estimated useful lives using the straight-line method which best reflects the pattern of use, at the following annual periods ranges:

Years
Core technology	10.75
Customer relationships	5.75-8

The recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flow expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2025, 2024 and 2023, no impairment losses have been identified with respect to intangible assets.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.      Goodwill:

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

The Company operates in two operating segments: Billing and Related Services, and Messaging. The Company’s goodwill was allocated to those operating segments, each of which represents a whole separate reporting unit. As of December 31, 2025 and 2024, there is a balance of goodwill related to each of the Company’s operating segments (see Note 5b).

The Company performed the annual impairment tests as of September 30, 2025, 2024 and 2023 and has determined that it is not required to recognize an impairment loss. The impairment test was based on a valuation performed by management. Judgments and assumptions used in the discounted cash flow model which included projected net cash flows from operations, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions.

o.      Income taxes:

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.     Revenue recognition:

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

Revenues from ongoing maintenance and support fees are recognized over time on a pro-rated basis over the duration of the contract. Revenues earned from time and material arrangements, usually based on pre-agreed monthly rates, recognized over time, based on the duration of the contract and the service time provided to date.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

q.      Research and development expenses:

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

u.      Concentration of credit risks:

Most of the cash and cash equivalents, short-term deposits and marketable securities of the Company and its subsidiaries are deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company’s revenues have been generated from a large number of customers. Consequently, management believes the exposure to credit risks relating to accounts receivable is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for credit losses.

The following table sets forth activity in the Company’s allowance for credit losses for each of the years ended December 31, 2025, 2024 and 2023, respectively:

	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Balance at beginning of year	$408	$12	$70
Current-period allowance (reversal), net:	463	396	(58)
Write-offs charged against the allowance and revaluation	(863)	-	-
Balance at end of year	$8	$408	$12

v.      Recently adopted accounting pronouncements:

In December 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU 2023-09”), “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements, see Note 8 for further details.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

w.     Recently issued accounting pronouncements not yet adopted:

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses”, which requires disaggregated disclosure in the notes to the financial statements, of prescribed categories of expenses within relevant statement of operations captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the effect of adopting ASU 2024-03 on its disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, “Revenue from Contracts with Customers”. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. The Company is currently assessing the effect of adopting ASU 2025-05.

In September 2025, the FASB issued ASU 2025-06, “Intangibles - Goodwill and Other - Internal-Use Software (Topic 350-40): Targeted Improvements”. ASU 2025-06 provides updated guidance clarifying the capitalization of costs related to internal-use software, including enhanced guidance on cloud computing arrangements. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT, NET:

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in thousands

Computers and electronic equipment	$1,917	$1,917
Office furniture and equipment	333	158
Vehicles	156	116
Leasehold improvements	115	27
	2,521	2,218
Less - accumulated depreciation and amortization	(2,395)	(2,062)
	$126	$156

b.	Depreciation expenses totaled $69 thousand, $67 thousand and $76 thousand in the years ended December 31, 2025, 2024 and 2023, respectively.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - PROPERTY AND EQUIPMENT, NET (continued):

c.	Property and equipment, net - by geographical location:

	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in thousands

Israel	$42	$64
Romania	51	47
Germany	33	45
Total	$126	$156

NOTE 4 - LEASES:

The Company has entered into various non-cancellable operating lease agreements for certain office spaces. The leases have original lease periods expiring between 2027 and 2033. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably certain.

The following represents the aggregate right-of-use assets and related lease liabilities from operating lease agreements for certain offices as recognized in the consolidated balance sheets:

	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in thousands
Right-of-use assets, net	$876	$861
Current liabilities	$255	$188
Long-term liabilities	674	637
Total operating lease liabilities	$929	$825

In December 2025, the Company entered into a new operating lease agreement of the office space of aurenz in Germany which resulted in increase of the right-of-use asset and the lease liability in approximately $114 thousand, the lease term is an eight year period commencing in January 2026.

In April 2025, the Company entered into a new operating lease agreement of the office space in Suceava, Romania, which resulted in increase of the right-of-use asset and the lease liability in approximately $99 thousand, the lease term is a five year period commencing in April 2025.

In December 2024, the Company entered into a new operating lease agreement of the office space in Iasi, Romania, which resulted in increase of the right-of-use asset and the lease liability in approximately $411 thousand, the lease term is a five year period commencing in January 2025.

The weighted average lease term and weighted average discount rate as of December 31, 2025, were as follows:

Weighted average lease term – operating lease	3.92 years
Weighted average discount rate – operating lease	8.28%

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LEASES (continued):

The future cash flows related to the operating lease liabilities as of December 31, 2025, were as follows:

U.S. dollars in thousands
Years ending December 31:
2026	$319
2027	319
2028	204
2029	162
2030	26
Thereafter	57
Total lease payments (undiscounted)	1,087
Less – discount to net present value	(158)
Present value of lease liabilities	$929

NOTE 5 - GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Definite-lived intangible assets:
	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in thousands

Core technology	$312	$312
Customer relationships	1,818	545
	2,130	857
Less – accumulated amortization	(907)	(706)
	1,223	151
Functional currency translation adjustments	153	(16)
Total intangible assets, net	$1,376	$135

b.	Goodwill:
	Billing and related services	Messaging	Total
	U.S. dollars in thousands

Balance as of January 1, 2024	$5,430	$2,442	$7,872
Changes during the year ended December 31, 2024:
Functional currency translation adjustments	-	(143)	(143)
Balance as of December 31, 2024	5,430	2,299	7,729
Changes during the year ended December 31, 2025:
Acquisition (see Note 1b)	1,720	-	1,720
Functional currency translation adjustments	220	294	514
Balance as of December 31, 2025	$7,370	$2,593	$9,963

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SEVERANCE PAY:

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is fully covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees’ names and are, subject to certain limitations, the property of the employees.

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

The amounts accrued and the portions funded, with severance pay funds, pension funds and by the insurance policies, are reflected in the financial statements as follows:

	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in thousands

Accrued severance pay	$1,596	$2,346
Severance pay fund	(1,596)	(2,346)
Unfunded balance	$-	$-

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

The severance pay expenses were $48 thousand, $55 thousand and $53 thousand in the years ended December 31, 2025, 2024 and 2023, respectively.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY:

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

On November 12, 2025, the Company's Board of Directors authorized a program to repurchase up to $2.4 million of the Company issued and outstanding shares. Repurchases may be made from time to time in the open market in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations. Through December 31, 2025, the Company spent an aggregate of $130 thousands to repurchase 117,998 ordinary shares under the Company’s share repurchase program.

As of December 31, 2025, the remaining treasury shares are 1,287,182 ordinary shares which amounted to $930 thousand. The treasury shares are mainly utilized by the Company to settle exercise of options by employees. During the years ended December 31, 2025, 2024 and 2023, the number of treasury shares were utilized is 124 thousand, 181 thousand and 61 thousand, respectively.

c.	Dividends:

Dividends paid per share in the years ended December 31, 2025, 2024 and 2023, were $0.22, $0.24 and $0.24, respectively.

The Company paid dividends to its shareholders in the total amounts of approximately $4.5 million, $4.9 million and $4.8 million during the years ended December 31, 2025, 2024 and 2023, respectively.

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

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options, granted under the abovementioned plan, vest over 2-4 years on service basis. Options not exercised will expire five years after the day of grant.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (continued):

The compensation costs charged against income for the 2011 Share Incentive Plan were comprised as follows:

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Cost of revenues	$37	$52	$60
Research and development expenses	129	163	180
Selling and marketing expenses	4	3	3
General and administrative expenses	29	34	38
	$199	$252	$281

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

1)	The following is a summary of the status of the 2011 Share Incentive Plan as of December 31, 2025, 2024 and 2023, and changes during the years ended on those dates:
	Years Ended December 31,
	2 0 2 5		2 0 2 4		2 0 2 3
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at
the beginning of year	489,500	$0.807	501,000	$0.003	452,500	$0.003
Changes during year:
Granted (a)	100,000	$1.800	200,000	$1.972	132,000	$0.003
Exercised	(124,500)	$0.003	(181,500)	$0.003	(60,500)	$0.003
Forfeited	(26,000)	$0.003	(26,000)	$0.003	(15,000)	$0.003
Expired	-		(4,000)	$0.003	(8,000)	$0.003

Options outstanding at the end of year	453,000	$1.269	489,500	$0.807	501,000	$0.003

Options exercisable at the end of year	36,000	$0.003	21,000	$0.003	30,000	$0.003

Weighted average grant date fair value of options granted during the year (b)		$0.15		$0.09		$1.28

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (continued):

(a)
In the year ended December 31, 2025, the options were granted with an exercise price of $1.80. In the year ended December 31, 2024, the options were granted to the Company’s Chief Executive Officer with an exercise price of $1.972, which is equal to the average closing price per share of the Company’s ordinary shares on the Nasdaq Stock Market during the 30 trading day period immediately preceding the date of grant of such option. In the year ended December 31, 2023, the options were granted with an exercise price equal to par value of NIS 0.01 ($0.003).

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Dividend yield	10.95%	12.31%	10.48%
Expected volatility*	24.63%	25.79%	51%
Average risk-free interest rate	3.98%	4.14%	4.53%
Expected average term - in years	3.88	3.88	3.88

* Volatility is based on the historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

As of December 31, 2025, there were approximately $109 thousand of total unrecognized compensation costs, net of expected forfeitures, related to unvested share-based compensation awards granted under the 2011 Share Incentive Plan. The costs are expected to be recognized over a weighted average period of 0.8 years.

2)	The following table summarizes information about outstanding options and exercisable options as of December 31, 2025:
	Options Outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	at	remaining	average	at	remaining	average
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2 0 2 5	life	price	2 0 2 5	life	price
		Years			Years

$0.003 - 1.972	453,000	3.19	$1.269	36,000	1.89	$0.003

The total intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 were approximately $224 thousand, $372 thousand and $129 thousand, respectively. As of December 31, 2025, the aggregate intrinsic value of the outstanding options is $174 thousand, and the aggregate intrinsic value of the exercisable options is $41 thousand, the total number of shares authorized for future grants under 2011 Share Incentive Plan is 2,956,210.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME:

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

On February 18, 2018 and on February 16, 2022, the Company received a status of “Preferred Technological Enterprise” as defined under the Investment Law (the “Approvals”).  In accordance with the Approvals, starting in 2017 and until 2026, income originating from granting the right of use as defined in the Approval, will be defined as Technologic Preferred Income, as defined under the Law, and will be subject to a tax rate of 7.5%. The reduced tax rate applies only with respect to the revenue attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the “Nexus” formula as detailed in the Israeli regulations.

Dividends distributed from income which is attributed to a “Preferred Technological Enterprise” will be subject to withholding tax of 20%, subject to a reduced tax rate under the provisions of an applicable double taxation treaty.

b.	Other applicable tax rates:

1)	Income from other sources in Israel

The tax rate relevant to corporates in Israel is 23%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.	Deferred income taxes:

1)	Provided in respect of the following:
	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in thousands

Research and development expenses, which are recognized for tax purposes over three years	$78	$87
Carryforward tax losses, see (2) below	1,194	880
Other	69	21
Less - valuation allowance, see (2) below	(1,194)	(880)
	$147	$108

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued):

Deferred income tax assets are presented in the balance sheet among non-current assets. Also, as of December 31, 2025 and 2024, the Company has deferred income tax liability in the amount of $413 thousand and $40 thousand, respectively, which is calculated on temporary difference on intangible assets, which were recorded as a part of Message Mobile’s and aurenz’s acquisitions. Deferred income tax liability is presented in the balance sheet among long-term liabilities.

2)
As of December 31, 2025 and 2024, the Company has provided valuation allowances in respect of deferred tax assets in certain subsidiaries resulting from tax losses carryforward due to uncertainty concerning their realization.

d.	The components of income before taxes on income are as follows:
	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	In thousands

Domestic	1,753	3,757	4,830
Foreign	1,014	1,207	696
	2,767	4,964	5,526

e.	Taxes on income included in the statements of operations:

1)	As follows:
	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands
Current:
Domestic	$202	$252	$308
Foreign	60	125	45
	262	377	353
Deferred:
Domestic	(38)	(6)	12
Foreign	(61)	(37)	(6)
	(99)	(43)	6
	$163	$334	$359

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued):

2)
A reconciliation of the accrual for income taxes for the year ended December 31, 2025, to the amount computed by applying tax rates applicable to companies in Israel (see b(1) above), and the actual tax expense after the adoption of ASU 2023-09 is as follows:

	U.S. dollars in thousands	Percent

Income before taxes on income, as reported in the statements of operations	$2,767	100%

Theoretical tax expense	636	23%
Less - tax benefits arising from Technologic Preferred Enterprise status in Israel, see a. above	(272)	(9.82)%
	364	13.18%

Foreign tax effects	(115)	(4.15)%
Changes in valuation allowance	(102)	(3.68)%
Non-taxable or non-deductible items	4	0.13%
Other adjustments	12	0.4%
Taxes on income for the reported years:	$163	5.88%

3)
A reconciliation of the accrual for income taxes for the years ended December 31, 2024, and 2023 to the amount computed by applying tax rates applicable to companies in Israel (see b(1) above), and the actual tax expense for years prior to the adoption of ASU 2023-09 is as follows:

	Years Ended December 31,
	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Income before taxes on income, as reported in the statements of operations	$4,964	$5,526

Theoretical tax expense	1,142	1,271
Less - tax benefits arising from Technologic Preferred Enterprise status in Israel, see a. above	(583)	(757)
	559	514
Increase (decrease) in taxes resulting from other differences:
Disallowable deductions	120	140
Taxes on income from previous years	(44)	(88)
Changes in valuation allowance	(229)	(178)
Other	(72)	(29)
Taxes on income for the reported years:	$334	$359

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TAXES ON INCOME (continued):

f.	Tax assessments:

The Company received final tax assessments through the 2021 tax year.

For the US subsidiary, any tax years starting 2022 and any tax attributes carryforwards from prior periods remain subject to Federal tax examination in future periods (under the standard US statute of limitation and subject to tax filing).

The other subsidiaries received final tax assessments through tax years 2019 until 2020.

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash, cash equivalents and short-term bank deposits:

	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in
	thousands

Cash	$3,143	$2,960
Cash equivalents*	4,973	1,492
Total cash and cash equivalents	$8,116	$4,452

Short-term bank deposits*	$5,237	$11,108

* The average interest rate on short-term deposits (including short-term deposits classified among cash equivalents) is 4.01% and 5.09%, as of December 31, 2025 and 2024, respectively.

b.	Other current assets:

	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in
	thousands

Government institutions	$314	$135
Employees	2	10
Interest receivable	84	258
Sundry	86	90
	$486	$493

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.	Other current liabilities and accruals:

	December 31,
	2 0 2 5	2 0 2 4
	U.S. dollars in
	thousands

Payroll and related expenses	$628	$801
Government institutions	124	194
Accrued vacation pay	130	77
Accrued expenses and sundry	552	397
	$1,434	$1,469

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA:

a.	Revenues:

1)
The Company’s revenues derive from the sale of software products and services in two operating segments, see Note 11. The Company has three product lines: (i) product line “A” - billing and customer care solutions for service providers; (ii) product line “B” - unified communication solutions for enterprises; and (iii) product line “C” - mobile messaging and communication solutions. Product lines “A” and “B” relate to the billing and related services reporting segment and product line “C” relates to the messaging reporting segment.

The following table sets forth the revenues classified by product lines:

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Product line “A”	$9,622	$11,765	$11,497
Product line “B”	2,971	1,851	2,127
Product line “C”	6,864	7,830	7,988
	$19,457	$21,446	$21,612

2)	The following table sets forth the geographical revenues classified by geographical location of the customers:

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands

Europe	$11,425	$11,402	$11,633
The Americas	6,687	8,508	7,897
Israel	948	1,061	920
Other	397	475	1,162
	$19,457	$21,446	$21,612

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

b.	Financial income, net:

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$475	$750	$737
Non-dollar currency gains, net	255	-	50
Unrealized gain from marketable securities	7	11	8
Other financial income	-	9	9
	737	770	804
Expenses:
Non-dollar currency losses, net	-	(159)	-
Bank commissions and charges	(33)	(24)	(27)
Other financial expenses	(23)	-	-
	(56)	(183)	(27)
	$681	$587	$777

c.	Earnings per ordinary share (“EPS”):

The following table sets forth the computation of the Company’s basic and diluted EPS:

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	In thousands

Weighted average number of shares issued and outstanding - used in computation of basic EPS	20,466	20,297	20,163
Incremental shares from assumed exercise of options	162	284	308
Weighted average number of shares used in computation of diluted EPS	20,628	20,581	20,471

In the years ended December 31, 2025, 2024 and 2023, options that had an anti-dilutive effect were not taken into account in computing the diluted EPS. The number of options that could potentially dilute EPS in the future and were not included in the computation of diluted EPS is 300,000, 200,000 and none, for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 11 - REPORTABLE SEGMENTS:

The Company applies ASC 280, “Segment Reporting”. ASC 280 establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s revenues are derived from two reportable segments: (i) Billing and Related Services segment which comprise of two product lines (billing and customer care solutions for service providers and call accounting and call management solutions for enterprises) and (ii) Messaging segment which derives revenues from mobile messaging and communication solutions. for further information see Note 10a above. The acquired business as described in Note 1b was attributed to the Billing and Related Services segment.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - REPORTABLE SEGMENTS (continued):

As described in Note 1f, the CODM of the Company is the Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using information about the operating segment’s revenue and operating results, among others by comparing the actual results of each segment to historical results and the annual budget and the expected results. The CODM does not evaluate operating segments using assets or liabilities information.

Revenue and expenses are generally directly attributed to the Company segments. These expenses include employment compensation, telecom service providers fees, overhead and related costs, software license fees to third parties, consumer hardware product costs, and legal-related costs. Indirect costs are allocated to segments based on a reasonable allocation methodology, when such costs are significant to the performance measures of the operating segments.

Beginning in the year ended December 31, 2024, the Company adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure” retrospectively. The following table sets forth the Company segment information of revenue, expenses, and operating income:

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands
Billing and Related Services:
Revenues	$12,593	$13,616	$13,624
Employment compensation (1)	(7,700)	(6,903)	(6,908)
Other segment expenses (2)	(3,296)	(2,662)	(2,093)
Operating income	$1,597	$4,051	$4,623

	Years Ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	U.S. dollars in thousands
Messaging:
Revenues	$6,864	$7,830	$7,988
Telecom services (3)	(5,681)	(6,620)	(6,917)
Other segment expenses (4)	(694)	(884)	(945)
Operating income	$489	$326	$126

(1)	Includes employee payroll, bonuses, share-based compensation, and other employee related benefits.
(2)	Includes expenses for software license fees to third parties, consumer hardware product costs, and legal-related costs and other expenses.
(3)	Include enterprise and wholesale messaging costs.
(4)	Includes expenses for employment compensation, overhead and related costs, and amortization of intangible assets.

Revenues from one customer of the Company’s billing and related services segment represent approximately 15%, 11% and 12% of the total revenues for the years ended December 31, 2025, 2024 and 2023, respectively. For information about the total revenues from external customers on the basis of the Company's geographical areas, see Note 10a above.

MIND C.T.I. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - RELATED PARTIES:

a.	Balances:

As of December 31, 2025 and 2024, the Company had a short-term accrual in the amount of $130 thousand and $232 thousand, pursuant to the compensation policy regarding the Chief Executive Officer’s annual bonus. Also, as of December 31, 2024, the Company had a short-term accrual in the amount of $165 thousand, for post-retirement benefits of the outgoing Chief Executive Officer.

b.	Transactions:

During the years ended December 31, 2025, 2024 and 2023, the Company recorded salary expenses, cash bonus and directors’ fees to its related parties in the amount of $623 thousand, $762 thousand and $598 thousand, respectively.

NOTE 13 - SUBSEQUENT EVENT:

a.	Epic Fury operation:

Subsequent to December 31, 2025, on February 28, 2026, Israel and the United States launched a combined attack against government targets in Iran, following which Iran responded by firing missiles at Israel and other countries in the region. Following these developments, the terrorist organization Hezbollah opened fire on Israel, which in response expanded the fighting front on the northern border. As a result, the Israeli government declared a special state of emergency in the home front throughout the country, including restrictions on gatherings and a reduction in economic activity except for essential workplaces. In addition, the Israel airspace was closed for flights.

As of the date of issuance of the financial statements, the Company is unable to estimate the extent of the possible consequences of this event on its operations and results.

b.	Treasury shares:

During the period from January 1, 2026 to March 11, 2026, the Company repurchased additional 78,418 of its ordinary shares for an aggregate consideration of $94 thousand.